Form 10-K, Exhibit 13
period 2001-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; TOLEDO EDISON CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2002-04-01
CIK 20947, 352049, 77278, 73960, 1031296, 77227, 65350, 53456

Management Report

          The consolidated financial statements were prepared by the management of FirstEnergy Corp., who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. Arthur Andersen LLP, independent public accountants, have expressed an unqualified opinion on the Company's consolidated financial statements.

          The Company's internal auditors, who are responsible to the Audit Committee of the Board of Directors, review the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

          The Audit Committee consists of six nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee also reviews the results of management's programs to monitor compliance with the Company's policies on business ethics and risk management. The Audit Committee held four meetings in 2001.



Richard H. Marsh
Senior Vice President
and Chief Financial Officer


Harvey L. Wagner
Vice President, Controller
and Chief Accounting Officer

Report of Independent Public Accountants

To the Stockholders and Board of Directors of FirstEnergy Corp.:

          We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of FirstEnergy Corp. (an Ohio corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholders' equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FirstEnergy Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

          As explained in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities by adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.





ARTHUR ANDERSEN LLP


Cleveland, Ohio,
   March 18, 2002.




                                                          FIRSTENERGY CORP.

                                                       SELECTED FINANCIAL DATA

For the Years Ended December 31,                       2001           2000          1999          1998          1997
-------------------------------------------------------------------------------------------------------------------------
                                                                 (In thousands, except per share amounts)

Revenues.......................................   $ 7,999,362    $ 7,028,961    $ 6,319,647    $ 5,874,906   $ 2,961,125
                                                  -----------------------------------------------------------------------
Income Before Extraordinary Item and
   Cumulative Effect of Accounting Change......   $   654,946    $   598,970    $   568,299    $   441,396   $   305,774
                                                  -----------------------------------------------------------------------
Net Income.....................................   $   646,447    $   598,970    $   568,299    $   410,874   $   305,774
                                                  -----------------------------------------------------------------------
Basic Earnings per Share of Common Stock:
   Before Extraordinary Item and Cumulative
     Effect of Accounting Change                        $2.85          $2.69          $2.50          $1.95         $1.94
   After Extraordinary Item and Cumulative
     Effect of Accounting Change...............         $2.82          $2.69          $2.50          $1.82         $1.94
                                                  -----------------------------------------------------------------------
Diluted Earnings per Share of Common Stock:
   Before Extraordinary Item and Cumulative
     Effect of Accounting Change...............         $2.84          $2.69          $2.50          $1.95         $1.94
   After Extraordinary Item and Cumulative
     Effect of Accounting Change...............         $2.81          $2.69          $2.50          $1.82         $1.94
                                                  -----------------------------------------------------------------------
Dividends Declared per Share of Common Stock...         $1.50          $1.50          $1.50          $1.50         $1.50
                                                  -----------------------------------------------------------------------
Total Assets...................................   $37,351,513    $17,941,294    $18,224,047    $18,192,177   $18,261,481
                                                  -----------------------------------------------------------------------
Capitalization at December 31:
   Common Stockholders' Equity.................   $ 7,398,599    $ 4,653,126    $ 4,563,890    $ 4,449,158   $ 4,159,598
   Preferred Stock:
     Not Subject to Mandatory Redemption.......       480,194        648,395        648,395        660,195       660,195
     Subject to Mandatory Redemption...........       594,856        161,105        256,246        294,710       334,864
   Long-Term Debt*.............................    12,865,352      5,742,048      6,001,264      6,352,359     6,969,835
                                                  -----------------------------------------------------------------------
     Total Capitalization*.....................   $21,339,001    $11,204,674    $11,469,795    $11,756,422   $12,124,492
                                                  =======================================================================

  * 2001 includes approximately $1.4 billion of long-term debt (excluding long-term debt due to be repaid within one year) included in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.


                 PRICE RANGE OF COMMON STOCK

         The Common Stock of FirstEnergy Corp. is listed on the New York Stock Exchange and is traded on other registered exchanges.

                                        2001                     2000
----------------------------------------------------------------------------
First Quarter High-Low.......    $31.75     $25.10          $23.56   $18.00
Second Quarter High-Low......     32.20      26.80           26.88    20.56
Third Quarter High-Low.......     36.28      29.60           27.88    22.94
Fourth Quarter High-Low......     36.98      32.85           32.13    24.11
Yearly High-Low..............     36.98      25.10           32.13    18.00
----------------------------------------------------------------------------

Prices are based on reports published in The Wall Street Journal for New York
                                         -----------------------
Stock Exchange Composite Transactions.



                             HOLDERS OF COMMON STOCK

There were 173,121 and 172,285 holders of 297,636,276 shares of FirstEnergy's Common Stock as of December 31, 2001 and January 31, 2002, respectively. Information regarding retained earnings available for payment of cash dividends is given in Note 4A.

                                FIRSTENERGY CORP.

                     Management's Discussion and Analysis of
                  Results of Operations and Financial Condition


          This discussion includes forward-looking statements based on information currently available to management that is subject to certain risks and uncertainties. Such statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), the availability and cost of capital, our ability to accomplish or realize anticipated benefits from strategic initiatives and other similar factors.

          FirstEnergy Corp. is a holding company that provides regulated and competitive energy services (see Results of Operations - Business Segments) domestically and internationally. The international operations were acquired as part of FirstEnergy's acquisition of GPU, Inc. in November 2001. GPU Capital, Inc. and its subsidiaries provide electric distribution services in foreign countries. GPU Power, Inc. and its subsidiaries develop, own and operate generation facilities in foreign countries. Sales are pending for portions of the international operations (see Capital Resources and Liquidity). Prior to the GPU merger, regulated electric distribution services were provided to portions of Ohio and Pennsylvania by our wholly owned subsidiaries - Ohio Edison Company
(OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company (Penn) and The Toledo Edison Company (TE) with American Transmission Systems, Inc. (ATSI) providing transmission services. Following the GPU merger, regulated services are also provided through wholly owned subsidiaries - Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec) - which provide electric distribution and transmission services to portions of Pennsylvania and New Jersey. The coordinated delivery of energy and energy-related products to customers in unregulated  markets is provided through a number of  subsidiaries,  often under master contracts providing for the delivery of multiple energy and energy-related services. Prior to the GPU merger, competitive services were principally provided by FirstEnergy Solutions Corp. (FES), FirstEnergy Facilities Services Group, LLC (FEFSG) and MARBEL Energy Corporation. Following the GPU merger, competitive services are also provided through GPU Advanced Resources, Inc. and MYR Group, Inc.

GPU Merger

          On November 7, 2001, the merger of FirstEnergy and GPU became effective with FirstEnergy being the surviving company. The merger was accounted for using purchase accounting under the guidelines of Statement of Financial Accounting Standards No. (SFAS) 141, "Business Combinations." Under purchase accounting, the results of operations for the combined entity are reported from the point of consummation forward. As a result, FirstEnergy's financial statements for 2001 reflect twelve months of operations for FirstEnergy's pre-merger organization and only seven weeks of operations (November 7, 2001 to December 31, 2001) for the former GPU companies. Additional goodwill resulting from the merger ($2.3 billion) plus goodwill existing at GPU ($1.9 billion) at the time of the merger is not being amortized, reflecting the application of SFAS 142, "Goodwill and Other Intangible Assets." Goodwill continues to be subject to review for potential impairment (see Recently Issued Accounting Standards). Prior to consummation of the GPU merger we identified certain GPU international operations (see Note 2 - Divestitures-International Operations) providing gas transmission and electric distribution services for divestiture within twelve months of the merger date. These operations constitute individual "lines of business" as defined in Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with physically and operationally separable activities. Application of Emerging Issues Task Force (EITF) Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold," requires that expected, pre-sale cash flows (including incremental interest costs on related acquisition debt) of these operations be considered part of the purchase price allocation. Accordingly, subsequent to the merger date, results of operations (and related interest expense) of these international subsidiaries have not been included in FirstEnergy's Consolidated Statement of Income. Additionally, assets and liabilities of these international operations have been segregated under separate captions - "Assets Pending Sale" and "Liabilities Related to Assets Pending Sale" on FirstEnergy's Consolidated Balance Sheet.

Results of Operations

          Net income increased to $646.4 million in 2001, compared to $599.0 million in 2000 and $568.3 million in 1999. Net income in 2001 included an after-tax charge of $8.5 million resulting from the cumulative effect of an accounting change due to the adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." Excluding the seven weeks of the former GPU companies' results (and related interest expense on acquisition debt), net income increased to $613.7 million in 2001 due to reduced depreciation and amortization, general taxes and net interest charges. The benefit of these reductions was offset in part by lower retail electric sales, increased other operating expenses and higher gas costs. In 2000, lower fuel costs, increased generation output, reduced financing costs and gains realized on the sale of emission allowances contributed to the increase in net income from the prior year.

          Total revenues increased $970.4 million in 2001 compared to 2000. Excluding the seven weeks of results from the former GPU companies, total revenues increased $336.7 million following a $709.3 million increase in 2000. In both 2001 and 2000, the additional sales resulted from an expansion of our unregulated businesses, which more than offset lower sales from our electric utility operating companies (EUOC). Sources of changes in pre-merger and post-merger companies' revenues during 2001 and 2000, compared to the prior year, are summarized in the following table:

    Sources of Revenue Changes                      2001          2000
    ----------------------------------------------------------------------
    Increase (Decrease)                              (In millions)

    Pre-Merger Companies:

    Electric Utilities (Regulated Services):
      Retail electric sales...................    $(240.5)        $(36.8)
      Other revenues..........................      (22.6)           4.7
    ----------------------------------------------------------------------

    Total Electric Utilities..................     (263.1)         (32.1)
    ----------------------------------------------------------------------

    Unregulated Businesses (Competitive Services):
      Retail electric sales...................      (19.9)         170.7
      Wholesale electric sales................      287.1          105.7
      Gas sales...............................      226.1          376.3
      Other revenues..........................      106.5           88.7
    ----------------------------------------------------------------------

    Total Unregulated Businesses..............      599.8          741.4
    ----------------------------------------------------------------------

    Total Pre-Merger Companies................      336.7          709.3
    ----------------------------------------------------------------------

    Former GPU Companies:
      Electric utilities......................      570.4           --
      Unregulated businesses..................      101.9           --
    ----------------------------------------------------------------------

    Total Former GPU Companies................      672.3           --

    Intercompany Revenues.....................      (38.6)          --
    ----------------------------------------------------------------------

    Net Revenue Increase......................     $970.4         $709.3
    ======================================================================

Electric Sales

          EUOC retail electric sales revenues for our pre-merger companies decreased by $240.5 million in 2001, compared to 2000, primarily due to lower generation kilowatt-hour sales reflecting the result of customer choice in Ohio and the influence of a declining national economy on our regional business activity, which reduced our distribution deliveries. Both unit prices and sales volumes declined from the prior year. As a result of opening Ohio to competing generation suppliers in 2001, sales of electric generation by alternative suppliers in our franchise area increased to 11.3% of total energy delivered, compared to 0.8% in 2000. Consequently, generation kilowatt-hour sales to retail customers were 12.2% lower in 2001 than the prior year. Implementation of a 5% reduction in generation charges for residential customers as part of Ohio's electric utility restructuring implemented in 2001, also contributed $51.2 million to the reduced electric sales revenues. Weather in 2001 had a minor influence on sales with mild weather in the fourth quarter substantially offsetting a net increase in weather-related sales revenue through the third quarter. Kilowatt-hour deliveries to franchise customers were down a more moderate 1.7% due in part to the decline in economic conditions, which was a major factor resulting in a 3.1% decrease in kilowatt-hour deliveries to commercial and industrial customers. Other regulated electric revenues decreased by $22.6 million in 2001, compared to the prior year, due in part to reduced customer reservation of transmission capacity.

          Total electric generation sales increased by 8.3% in 2001 compared to the prior year with sales to the wholesale market being the largest single factor contributing to this increase. While revenues from the wholesale market increased $287.1 million in 2001 from the prior year, kilowatt-hour sales to that market more than doubled as nonaffiliated energy suppliers made use of the 1,120 megawatts (MW) supply commitment under our Ohio transition plan, and reduced sales to the regulated retail market made additional energy available to pursue opportunities in the wholesale market. Retail kilowatt-hour sales by our competitive services segment increased by 10.6% in 2001, compared to 2000. The increase resulted from expanding kilowatt-hour sales within Ohio as a result of retail customers switching to FES, our unregulated subsidiary, under Ohio's electricity choice program. The higher kilowatt-hour sales in Ohio were partially offset by lower sales in markets outside of Ohio as more customers returned to their local distribution companies. Declining sales to higher-priced eastern markets contributed to an overall decline in retail competitive sales revenue in 2001 from the prior year, despite an increase in kilowatt hour sales in Ohio's competitive market.

          EUOC retail revenues decreased by $36.8 million in 2000 compared to 1999, as a result of lower unit prices, which were partially offset by increased generation sales volume. Despite a milder summer, retail electric generation sales were 2% higher in 2000 than the previous year. Total electric generation sales (including unregulated sales) increased 8.4% in 2000, compared to 1999. Unregulated retail sales more than tripled in 2000 reflecting our marketing efforts to expand retail electric sales to targeted unregulated markets in the eastern seaboard states, principally the commercial and industrial sectors. The cooler summer weather reduced retail customer demand, making more of our energy available to the wholesale market. As a result, we were able to achieve moderate growth in kilowatt-hour sales to that market in 2000. EUOC kilowatt-hour deliveries (to customers in our franchise areas) increased in 2000 from the prior year due to additional sales to commercial and industrial customers. Kilowatt-hour sales to residential customers declined. Other electric utility revenues increased in 2000 from the previous year primarily due to additional transmission service revenue.

          Changes in electric generation sales and distribution deliveries in 2001 and 2000 for our pre-merger companies are summarized in the following table:

    Changes in Kilowatt-hour Sales             2001            2000
    ------------------------------------------------------------------
    Increase (Decrease)
    Electric Generation Sales:
      Retail --
        Regulated services...............    (12.2)%           2.0%
        Competitive services.............     10.6%          229.6%
      Wholesale..........................    165.5%            7.4%
    ------------------------------------------------------------------

    Total Electric Generation Sales......      8.3%            8.4%
    ==================================================================

    EUOC Distribution Deliveries:
      Residential........................      1.7%           (1.2)%
      Commercial and industrial..........     (3.1)%           2.9%
    ------------------------------------------------------------------

    Total Distribution Deliveries........     (1.7)%           1.7%
    ==================================================================

Other Sales

          Natural gas revenues were the largest source of increases in other sales in 2001. Beginning November 1, 2000, residential and small business customers in the service area of Dominion East Ohio, a nonaffiliated gas utility, began shopping among alternative gas suppliers as part of a customer choice program. FES took advantage of this opportunity to expand its customer base. The average number of retail gas customers served by FES increased to approximately 161,000 in 2001 from approximately 44,000 in 2000. Total gas sales increased by $226.1 million or 40% from the prior year. In 2000, retail natural gas revenues were the largest source of increase in other sales. Collectively, three gas acquisitions in 1999 (Atlas Gas Marketing Inc., Belden Energy Services Company and Volunteer Energy LLC), as well as increased retail marketing efforts, significantly expanded retail gas revenues. Wholesale gas revenues were also higher.

Expenses

          Total expenses increased $790.2 million in 2001, which included $542.4 million of incremental expenses for the former GPU companies during the last seven weeks of 2001. For our pre-merger companies, total expenses increased $280.4 million in 2001 and $739.8 million in 2000, compared to the prior year. Sources of changes in pre-merger and post-merger companies' expenses in 2001 and 2000, compared to the prior year, are summarized in the following table:


      Sources of Expense Changes                    2001          2000
      -------------------------------------------------------------------
      Increase (Decrease)                              (In millions)

      Pre-Merger Companies:

        Fuel and purchased power................   $ 48.7         $125.9
        Purchased gas...........................    266.5          382.9
        Other operating expenses................    178.2          231.7
        Depreciation and amortization...........    (99.0)          (4.3)
        General taxes...........................   (114.0)           3.6
      -------------------------------------------------------------------

      Total Pre-Merger Companies................    280.4          739.8
      -------------------------------------------------------------------

      Former GPU Companies......................    542.4           --

      Intercompany Expenses.....................    (32.6)          --
      -------------------------------------------------------------------

      Net Expense Increase......................   $790.2         $739.8
      ===================================================================

          The  following   comparisons  reflect  variances  for  the  pre-merger
companies only, excluding the incremental expenses for the former GPU companies during the last seven weeks of 2001.

          The increase in fuel expense in 2001 compared to 2000 ($24.3 million) resulted from the substitution of coal and natural gas fired generation for nuclear generation (which has lower unit fuel costs than fossil fuel) during a period of reduced nuclear availability resulting from both planned and unplanned outages. Coal prices were also higher during that period. Purchased power costs increased early in 2001, compared to 2000, due to higher winter prices and additional purchased power requirements during that period, with the balance of the year offsetting all but $24.4 million of that increase, reflecting generally lower prices and reduced external power needs than last year's.

          In 2000, fuel and purchased power increased $125.9 million due to a $201.6 million increase in fuel and purchased power expense of FirstEnergy Trading Services Inc. (FETS), a wholly owned subsidiary, reflecting expansion of its operations to support our retail marketing efforts (FETS operations were assumed by FES in 2001). Excluding those competitive activities, fuel and purchased power costs decreased $75.7 million in 2000, compared to 1999. Lower fuel expense accounted for all of the reduction, declining $103.6 million from 1999, despite a 7% increase in the output from our generating units due to additional nuclear generation, the expiration of an above-market coal contract and continued improvement in coal blending strategies. Purchased power costs increased $27.9 million in 2000 from the prior year due to higher average prices and to additional kilowatt-hours purchased. Purchased gas costs increased 48% in 2001 and 224% in 2000 from the prior year. The increases were due principally to the expansion of FES's retail gas business.

          Other operating expenses increased by $178.2 million in 2001 and by $231.7 million in 2000 compared to the prior year. The significant reduction in 2001 of gains from the sale of emission allowances, higher fossil operating costs and additional employee benefit costs accounted for $144.5 million of the increase in 2001. Additionally, higher operating costs from the competitive services business segment due to expanded operations contributed $56.9 million to the increase. Partially offsetting these higher other operating expenses was a reduction in low-income payment plan customer costs and a $30.2 million decrease in nuclear operating costs in 2001, compared to the prior year, resulting from one less refueling outage.

          Fossil operating costs increased $44.3 million in 2001 from last year due principally to planned maintenance work at the Mansfield generating plant. Pension costs increased by $32.6 million in 2001 from the prior year primarily due to lower returns on pension plan assets (due to significant market-related reductions in the value of pension plan assets), the completion of the 15-year amortization of OE's pension transition asset and changes to plan benefits. Health care benefit costs also increased by $21.4 million in 2001, compared to 2000, principally due to an increase in the health care cost trend rate assumption for computing post-retirement health care benefit liabilities.

          In 2000, other operating expenses increased from 1999 due to several factors. A significant portion of the increase resulted from additional nuclear costs associated with three refueling outages in 2000 versus two during the previous year and increased nuclear ownership resulting from the Duquesne asset exchange. Costs incurred to improve the availability of our fossil generation fleet and leased portable diesel generators, acquired as part of our summer supply strategy, added to other expenses for the EUOC in 2000, compared to 1999. We also incurred increased reserves for potentially uncollectible accounts from customers in the steel sector as well as a reserve for expected construction contract losses at FEFSG. The increase in other operating costs in 2000 from 1999 also reflected an increase in expenses related to expanded operations of the competitive services business segment. Partially offsetting the higher costs were increased gains of $38.5 million realized from the sale of emission allowances in 2000 as well as the absence of nonrecurring costs recognized in the prior year.

          Charges for depreciation and amortization decreased by $99.0 million in 2001 and $4.3 million in 2000 from the prior year. Approximately $64.6 million of the decrease in 2001 resulted from lower incremental transition cost amortization under FirstEnergy's Ohio transition plan compared to accelerated cost recovery in connection with OE's prior rate plan. The reduction in depreciation and amortization also reflected additional cost deferrals of $51.2 million for recoverable shopping incentives under the Ohio transition plan, partially offset by increases associated with depreciation on recently completed combustion turbines.

          In November 2001, we announced an agreement to sell four of our coal-fired power plants to NRG Energy, Inc. The plants meet the criteria under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and have been classified as assets to be disposed of since November 2001. Accordingly, depreciation of those plants ceased pending their sale. Due to the cessation of depreciation on those plants, depreciation was reduced by $6.6 million in 2001 from what it otherwise would have been. Under SFAS 121 guidance, the long-lived assets to be disposed of must be included on the balance sheet at the lower of their carrying amount or fair value less cost to sell (see Outlook - Optimizing the Use of Assets) and at year end continued to be reported at their carrying amount of $539 million.

          In 2000, depreciation and amortization was reduced by $9.8 million in the second half of the year, following approval by the Public Utilities Commission of Ohio (PUCO) of FirstEnergy's Ohio transition plan. Incremental transition costs recovered in 2001 and cost recovery accelerated under OE's rate plan and Penn's restructuring plan in 2000 and 1999 are summarized by income statement caption in the following table:

  Accelerated Cost Recovery            2001          2000           1999
  ------------------------------------------------------------------------
                                                  (In millions)

  Depreciation and amortization..     $268.0        $332.6          $333.3
  Income tax amortization........       41.1          42.6            18.7
  ------------------------------------------------------------------------

  Total Accelerations............     $309.1        $375.2          $352.0
  ========================================================================

          General taxes declined $114.0 million from last year primarily due to reduced property taxes and other state tax changes in connection with the Ohio electric industry restructuring. In addition, as a result of successfully resolving certain pending tax issues, a one-time benefit of $15 million was also recognized in 2001. The reduction in general taxes was partially offset by $66.6 million of new Ohio franchise taxes, which are classified as state income taxes on the Consolidated Statements of Income.

Net Interest Charges

          Net interest charges increased $26.6 million in 2001, compared to 2000. This increase reflects interest on $4 billion of long-term debt issued by FirstEnergy in connection with the merger and related bridge financing, which totaled $40.4 million. Excluding the results associated with the last seven weeks of 2001 for the former GPU companies and merger-related financing, net interest charges decreased $39.8 million in 2001, compared to a $43.2 million decrease in 2000 from the prior year. We continued to redeem and refinance our outstanding debt and preferred stock, maintaining a downward trend in financing costs during 2001, before the effects of the GPU merger.

          After the merger with GPU became probable, we established cash flow hedges under SFAS 133 covering a portion of our future interest payments in connection with the anticipated issuance of $4 billion of acquisition-related debt. The hedges provided us with protection against a possible upward move in interest rates but limited our ability to completely participate in the benefits of a downward move. Due to a decline in interest rates during the period in which cash flow hedges were in place, FirstEnergy incurred a net deferred loss in connection with this transaction and a related reduction in other comprehensive income totaling $134 million (after tax). The cash flow hedges were the primary contributor to the current net deferred loss of $169.4 million included in Accumulated Other Comprehensive Loss (AOCL) as of December 31, 2001 for derivative hedging activity. In accordance with the requirements of SFAS 133, this amount is being amortized from AOCL to interest expense over the corresponding interest payment periods hedged - 5, 10 and 30 years.

Results of Operations - Business Segments

          We manage our business as two separate major business segments - regulated services and competitive services. The regulated services segment designs, constructs, operates and maintains our regulated domestic transmission and distribution systems. It also provides generation services to franchise customers who have not chosen an alternative generation supplier. OE, CEI and TE (Ohio Companies) and Penn obtain generation through a power supply agreement with the competitive services segment (see Outlook - Business Organization). The competitive services segment includes all unregulated energy and energy-related services including commodity sales (both electricity and natural gas) in the retail and wholesale markets, marketing, generation, trading and sourcing of commodity requirements, as well as other competitive energy application services. Competitive products are increasingly marketed to customers as bundled services, often under master contracts. Financial results discussed below include intersegment revenue. A reconciliation of segment financial results to consolidated financial results is provided in Note 7 to the consolidated financial statements.

Regulated Services

          Net income increased to $640.2 million in 2001, compared to $464.4 million in 2000 and $413.9 million in 1999. Excluding the last seven weeks of 2001 results associated with the former GPU companies, net income increased by $98.7 million in 2001. The increases in pre-merger net income are summarized in the following table:

    Regulated Services                               2001          2000
    ----------------------------------------------------------------------
    Increase (Decrease)                                 (In millions)

    Revenues....................................   $(130.2)      $ 57.5

    Expenses....................................    (345.2)        54.1
    ---------------------------------------------------------------------

    Income Before Interest and Income Taxes.....     215.0          3.4
    ---------------------------------------------------------------------

    Net interest charges........................     (16.8)       (55.9)
    Income taxes................................     133.1          8.8
    ---------------------------------------------------------------------

    Net Income Increase.........................   $  98.7       $ 50.5
    =====================================================================

          Distribution throughput was 1.7% lower in 2001, compared to 2000, reducing external revenues by $245.7 million. Partially offsetting the decrease in external revenues were revenues from FES for the rental of fossil generating facilities and the sale of generation from nuclear plants, resulting in a net $130.2 million reduction to total revenues. Expenses were $345.2 million lower in 2001 than 2000 due to lower purchased power, depreciation and amortization and general taxes, offset in part by higher other operating expenses. Lower generation sales reduced the need to purchase power from FES, with a resulting $269.0 million decline in those costs in 2001 from the prior year. Other operating expenses increased by $178.5 million in 2001 from the previous year reflecting a significant reduction in 2001 of gains from the sale of emission allowances, higher fossil operating costs and additional employee benefit costs. Lower incremental transition cost amortization and the new shopping incentive deferrals under FirstEnergy's Ohio transition in 2001 plan as compared with the accelerated cost recovery in connection with OE's prior rate plan in 2000 resulted in a $131.0 million reduction in depreciation and amortization in 2001. A $123.6 million decrease in general taxes in 2001 from the prior year primarily resulted from reduced property taxes and other state tax changes in connection with the Ohio electric industry restructuring.

          Lower unit prices in 2000 compared to 1999 produced a $33.2 million decrease in revenues from nonaffiliates despite a 1.7% increase in kilowatt-hour deliveries. Rental of fossil generating facilities and the sale of generation from nuclear plants more than offset the reduced external revenue resulting in a net $57.5 million increase in total revenues. Expenses increased $54.1 million in 2000 from 1999 primarily due to higher purchased power costs resulting from higher average prices and additional megawatt-hours purchased, as well as higher other operating costs. Interest charges in 2000 decreased $55.9 million compared to 1999, reflecting the impact of net debt redemptions and refinancings and was the primary contributor to the increase in net income.

Competitive Services

          Net income decreased to $57.2 million in 2001, compared to $137.2 million in 2000 and $129.2 million in 1999. Excluding the last seven weeks of 2001 results associated with the former GPU companies, net income decreased $83.0 million in 2001. The changes to pre-merger net income are summarized in the following table:

      Competitive Services                             2001           2000
      ----------------------------------------------------------------------
      Increase (Decrease)                                 (In millions)

      Revenue.....................................    $254.1         $789.6

      Expenses....................................     366.9          773.5
      ----------------------------------------------------------------------

      Income Before Interest and Income Taxes.....    (112.8)          16.1
      ----------------------------------------------------------------------

      Net interest charges........................      13.5            2.6
      Income taxes................................     (51.8)           5.5
      Cumulative effect of a change in accounting.      (8.5)          --
      ---------------------------------------------------------------------

      Net Income Increase (Decrease)..............    $(83.0)        $  8.0
      ======================================================================

          Sales to nonaffiliates increased $523.1 million in 2001, compared to the prior year, with electric revenues contributing $260.1 million, natural gas revenues $226.1 million and the balance of the increase from energy-related services. Reduced power requirements by the regulated services segment reduced internal revenues by $269.0 million. Expenses increased $366.9 million in 2001 from 2000 primarily due to a $266.5 million increase in purchased gas costs and increases resulting from additional fuel and purchased power costs (see Results of Operations) as well as higher expenses for energy-related services. Reduced margins for both major competitive product areas - electricity and natural gas - contributed to the reduction in net income, along with higher interest charges and the cumulative effect of the SFAS 133 accounting change. Margins for electricity and gas sales were both adversely affected by higher fuel costs.

           In 2000, sales to nonaffiliates increased $749.3 million, compared to the prior year, with electric revenues contributing $283.5 million, natural gas revenues $376.3 million and the balance of the increase from energy-related services. Additional power sales to the regulated services segment increased revenues by $40.3 million. Expenses increased $773.6 million in 2000 from 1999 primarily due to the additional purchased gas and purchased power costs resulting from the increased sales. The exchange of fossil assets for nuclear assets with Duquesne Light Company in December 1999 changed the mix of expenses, increasing plant operating costs and decreasing fuel expense. The resulting net income increase primarily reflected the contribution of competitive electric sales offset in part by higher interest charges.

Capital Resources and Liquidity

          We had approximately $220.2 million of cash and temporary investments and $614.3 million of short-term indebtedness on December 31, 2001. Our unused borrowing capability included $1.115 billion under revolving lines of credit and $84 million from unused bank facilities. At the end of 2001, OE, CEI, TE and Penn had the capability to issue $2.2 billion of additional first mortgage bonds
(FMB) on the basis of property additions and retired bonds. The former GPU EUOC will not issue FMB other than as collateral for senior notes, since their senior note indentures prohibit (subject to certain exceptions) the GPU EUOC from issuance of any debt which is senior to the senior notes. As of December 31, 2001, the GPU EUOC had the capability to issue $795 million of additional senior notes based upon FMB collateral. At year end 2001, based upon applicable earnings coverage tests and their respective charters, OE, Penn, TE and JCP&L could issue $7.0 billion of preferred stock (assuming no additional debt was issued). CEI, Met-Ed and Penelec have no restrictions on the issuance of preferred stock.

          At the end of 2001, our common equity as a percentage of capitalization, including debt relating to assets held for sale, stood at 35% compared to 42% at the end of 2000. This decrease resulted from the addition of $8.2 billion of debt, $378 million of preferred stock and $2.6 billion of common stock (issued to former GPU stockholders) to our capital structure as a result of the GPU acquisition. The incremental debt included $6.0 billion of the former GPU companies' debt, $1.5 billion of which was replaced with FirstEnergy debt and an additional $2.2 billion of FirstEnergy debt used to pay GPU shareholders as part of the merger.

          Following approval of our merger with GPU by the New Jersey Board of Public Utilities (NJBPU) on September 26, 2001 and by the Securities and Exchange Commission on October 29, 2001, Standard & Poor's (S&P) and Moody's Investors Service established initial credit ratings for FirstEnergy's holding company and adjusted those of our EUOC to reflect our new consolidated credit profile. S&P's outlook on all our credit ratings is stable. On February 22, 2002, Moody's announced a change in its outlook for the credit ratings of FirstEnergy, Met-Ed and Penelec from stable to negative. The change was based upon a decision by the Commonwealth Court of Pennsylvania to remand to the Pennsylvania Public Utility Commission (PPUC) for reconsideration its decision regarding rate relief, accounting deferrals and the mechanism for sharing merger savings rendered in connection with its approval of the GPU merger (see State Regulatory Matters-Pennsylvania).

          Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected  to be  met  without  increasing  our  net  debt  and  preferred  stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:


Contractual Obligations               2002       2003      2004        2005       2006    Thereafter    Total
-------------------------------------------------------------------------------------------------------------
                                                                  (In millions)

Long-term debt*................     $1,205     $  711     $1,179     $  854     $1,433     $ 7,596     $12,978
Short-term borrowings*.........        614         --         --         --         --          --         614
Mandatory preferred stock......         30         13         13          4          4         572         636
Capital leases ................          6          6          6          5          6          10          39
Operating leases ..............        153        156        184        186        183       2,036       2,898
Unconditional fuel and power
   purchases...................      2,493      1,584      1,369      1,219      1,250       6,056      13,971
--------------------------------------------------------------------------------------------------------------
         Total*                     $4,501     $2,470     $2,751     $2,268     $2,876     $16,270     $31,136
==============================================================================================================


* Excludes approximately $1.75 billion of long-term debt and $233.8 million of short-term borrowings related to pending divestitures discussed below.


          Our capital spending for the period 2002-2006 is expected to be about $3.4 billion (excluding nuclear fuel), of which approximately $850 million applies to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $536 million, of which about $54 million applies to 2002. During the same period, our nuclear fuel investments are expected to be reduced by approximately $507 million and $101 million, respectively, as the nuclear fuel is consumed.

          Off balance sheet obligations primarily consist of sale and leaseback arrangements involving Perry Unit 1, Beaver Valley Unit 2 and the Bruce Mansfield Plant, which are reflected in the operating lease payments disclosed above (see Note 3). The present value as of December 31, 2001, of these sale and leaseback operating lease commitments, net of trust investments, total $1.5 billion. CEI and TE sell substantially all of their retail customer receivables, which provided $200 million of off balance sheet financing as of December 31, 2001 (see Note 1 - Revenues).

          FirstEnergy's sale of the former GPU subsidiary, GasNet, in December 2001, eliminated $290 million of debt and also provided $125 million of net cash proceeds, which were used to reduce short-term borrowings. Expected proceeds from the pending sales of four fossil plants and Avon Energy Partners Holdings, a wholly owned subsidiary, are shown in the following table:

 Completed and Pending Divestitures
                         Cash             Debt
                       Proceeds         Removed           Transaction Date**
--------------------------------------------------------------------------------
 Completed Sale
 --------------
    GasNet           $125 million     $290 million        December 2001

 Pending Sales:
 --------------
   Avon Energy       $238 million*    $1.7 billion        Second Quarter 2002
   Lake Plants       $1.355 billion   $145 million        Mid-2002
 -------------------------------------------------------------------------------

 * Based on receipt of $150 million at closing and the present value of $19 million per year to be received over six years beginning in 2003.
 **  Estimated closing dates for pending sales.

FirstEnergy continues to pursue divestiture of the remainder of its international operations (see Outlook - Optimizing the Use of Assets).

Market Risk Information

          We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price, interest rate and foreign currency fluctuations. Our Risk Policy Committee, comprised of executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

Commodity Price Risk

          We are exposed to market risk primarily due to fluctuations in electricity, natural gas and coal prices. To manage the volatility relating to these exposures, we use a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes and, to a much lesser extent, for trading purposes. The change in the fair value of commodity derivative contracts related to energy production during 2001 is summarized in the following table:

  Increase (Decrease)in the Fair Value of Commodity Derivative Contracts
  ------------------------------------------------------------------------
                                                             (In millions)
  Outstanding as of January 1, 2001 with
    SFAS 133 cumulative adjustment.........................     $ 60.5
  Acquisition of GPU.......................................       14.9
  Contract value when entered..............................        0.6
  Increase/(decrease) in value of existing contracts.......      (97.1)
  Change in techniques/assumptions.........................       --
  Settled contracts........................................      (45.3)
  ----------------------------------------------------------------------
  Outstanding as of December 31, 2001......................     $(66.4)*
  ======================================================================

  * Does not include $11.6 million of derivative contract fair value increase, as of December 31, 2001, representing our 50% share of Great Lakes Energy Partners, LLC


          While the valuation of derivative contracts is always based on active market prices when they are available, longer-term contracts can require the use of model-based estimates of prices in later years due to the absence of published market prices. We currently use modeled prices for the later years of some electric contracts. Our model incorporates explicit assumptions regarding future supply and demand and fuel prices. The model provides estimates of the future prices for electricity and an estimate of price volatility. We make use of these results in developing estimates of fair value for the later years of those electric contracts for financial reporting purposes as well as for internal management decision making. Sources of information for the valuation of derivative contracts by year are summarized in the following table:

Source of Information - Fair Value by Contract Year
                            2002      2003       2004    Thereafter    Total
-----------------------------------------------------------------------------
                                             (In millions)
Prices actively quoted...  $(54.1)   $(19.9)   $ (3.2)    $ --       $(77.2)
Prices based on models...    --        --        (8.1)      18.9       10.8
                           --------------------------------------------------

   Total.................  $(54.1)   $(19.9)   $(11.3)     $18.9     $(66.4)
=============================================================================


          We perform sensitivity analyses to estimate our exposure to the market risk of our commodity position. A hypothetical 10% adverse shift in quoted market prices in the near term on both our trading and nontrading derivative instruments would not have had a material effect on our consolidated financial position or cash flows as of December 31, 2001. We estimate that if energy commodity prices move on average 10 percent higher or lower, pretax income for the next twelve months would increase or decrease, respectively, by approximately $2.4 million.

Interest Rate Risk

          Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the table on the following page. We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 3 to the consolidated financial statements, our investments in capital trusts effectively reduce future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making corresponding changes to the decommissioning liability, as described in Note 1 to the consolidated financial statements.



Comparison of Carrying Value to Fair Value
------------------------------------------------------------------------------------------------------------------
                                                                                       There-                Fair
                                2002        2003      2004       2005       2006       after      Total     Value
------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Investments other than Cash
   and Cash Equivalents:

Fixed Income.................  $  101      $  97      $314      $  58      $   75      $1,901    $ 2,546   $ 2,568
   Average interest rate.....     6.7%       7.7%      7.8%       7.9%        7.9%        6.6%       6.9%
-------------------------------------------------------------------------------------------------------------------
___________________________________________________________________________________________________________________

Liabilities
-------------------------------------------------------------------------------------------------------------------
Long-term Debt:*
Fixed rate...................  $1,089      $ 706      $923      $ 851      $1,411      $6,519    $11,499   $11,698
   Average interest rate ....     8.2%       7.6%      7.2%       8.1%        5.8%        7.1%       7.2%
Variable rate..............  ..$   35      $   5      $256      $   3      $   22      $1,077    $ 1,398   $ 1,399
   Average interest rate.....     5.2%      11.5%      3.1%      10.2%        5.2%        3.0%       3.1%
Short-term Borrowings*...... . $  614                                                            $   614   $   614
   Average interest rate.....     2.8%                                                               2.8%
-------------------------------------------------------------------------------------------------------------------
Preferred Stock.............  .$   30      $  13      $ 13      $   4      $    4      $  572    $   636   $   626
   Average dividend rate ....     8.7%       8.3%      8.3%       7.5%        7.5%        8.3%       8.3%
-------------------------------------------------------------------------------------------------------------------


* Excludes approximately $1.75 billion of long-term debt and $233.8 million of short-term borrowings related to pending divestitures.



Interest Rate Swap Agreements

          Penelec, GPU Power through a subsidiary and GPU Electric, Inc. (through GPU Power UK) use interest rate swap agreements, denominated in dollars and sterling, to manage the risk of increases in variable interest rates. All of the agreements convert variable rate debt to fixed rate debt. As of December 31, 2001, interest rate swaps denominated in dollars had a weighted average fixed interest rate of 6.99%; those in sterling had a weighted average fixed interest rate of 6.00%. The following summarizes the principal characteristics of the swap agreements in effect as of December 31, 2001:


         Interest Rate Swaps as of December 31, 2001
         ------------------------------------------------------------------
                                   Notional        Maturity        Fair
         Denomination              Amount           Date          Value
         ------------              ------           ----          -----
         (Dollars/Sterling in millions)
         Dollars                      50            2002           (1.8)
         Dollars                      26            2005           (1.1)
         Sterling                    125            2003           (2.3)
         ------------------------------------------------------------------

Foreign Currency Swap Agreements

          GPU Electric uses currency swap agreements to manage currency risk caused by fluctuations in the US dollar exchange rate related to bonds issued in the US by Avon Energy, which owns GPU Power UK. These swap agreements convert principal and interest payments on this US dollar debt to fixed sterling principal and interest payments, and expire on the maturity dates of the bonds. Interest expense is recorded based on the fixed sterling interest rate. Characteristics of currency swap agreements outstanding as of December 31, 2001 are summarized in the following table:

   Currency Swaps - Dollars/Sterling
   -----------------------------------------------------------------------

                                                   Weighted
      Notional Amount         Maturity     Average Interest Rate    Fair
   ---------------------                   ---------------------
      USD       Sterling       Date          USD      Sterling     Value
   ---------    --------       ----          ---      --------     -----
   (Dollars/Sterling in millions)
      350         212          2002          6.73%      7.66%      $46.3
      250         152          2007          7.05%      7.72%      $26.3
      250         153          2008          6.46%      6.94%      $23.7
  -----------------------------------------------------------------------


Outlook

          We continue to pursue our goal of being the leading regional supplier of energy and related services in the northeastern quadrant of the United States, where we see the best opportunities for growth. We intend to provide competitively priced, high-quality products and value-added services - energy sales and services, energy delivery, power supply and supplemental services related to our core business. As our industry changes to a more competitive environment, we have taken and expect to take actions designed to create a larger, stronger regional enterprise that will be positioned to compete in the changing energy marketplace.

Business Organization

          Beginning in 2001, Ohio utilities that offered both competitive and regulated retail electric services were required to implement a corporate separation plan approved by the PUCO - one which provided a clear separation between regulated and competitive operations. Our business is separated into three distinct units - a competitive services unit, a regulated services unit and a corporate support unit. FES provides competitive retail energy services while the EUOC continue to provide regulated transmission and distribution services. FirstEnergy Generation Corp. (FGCO), a wholly owned subsidiary of FES, leases fossil and hydroelectric plants from the EUOC and operates those plants. We expect the transfer of ownership of EUOC generating assets to FGCO will be substantially completed by the end of the market development period in 2005. All of the EUOC power supply requirements for the Ohio Companies and Penn are provided by FES to satisfy their "provider of last resort" (PLR) obligations, as well as grandfathered wholesale contracts.

Optimizing the Use of Assets

          A significant step toward being the leading regional supplier in our target market was achieved when we merged with GPU in November, making us the fourth largest investor-owned electric system in the nation based on the number of customers served. Through the merger we can create a stronger enterprise with greater resources and more opportunities to provide value to our customers, shareholders and employees. However, additional steps must be taken in order to deliver the full value of the merger. While GPU's former domestic electric utility companies fit well with our regional market focus, GPU's former international companies do not. In December 2001, we divested GasNet, an Australian gas transmission company. Also, the sale of most of our interest in Avon Energy - the holding company for Midlands Electricity plc - to Aquila, Inc. (formerly UtiliCorp United) is pending. The transaction must be completed by April 26, 2002, or either party may terminate the original agreement. On March 18, 2002, we announced that we finalized terms of the agreement under which Aquila will acquire a 79.9 percent interest in Avon for approximately $1.9 billion (including the transfer of $1.7 billion of debt). We and Aquila together will own all of the outstanding shares of Avon through a jointly owned subsidiary, with each company having a 50-percent voting interest. GPU's other foreign companies (excluding GPU Power) are held for sale including our investment in Empresa Distribuidora Electrica Regional S.A. The pending divestitures should increase our financial flexibility by reducing debt and preferred stock, and aid us in providing more competitively priced products and services.

          On November 29, 2001, we announced an agreement to sell four of our older coal-fired power plants located along Lake Erie in Ohio to NRG Energy, Inc. Under the agreement, the Ashtabula, Bay Shore, Eastlake and Lake Shore generating plants with a total net generating capacity of 2,535 MW will be sold. The transaction includes our purchase of up to 10.5 billion kilowatt-hours of electricity annually, similar to the average annual output of the plants, through 2005 (the end of the market development period under Ohio's Electric Choice Law). The transaction is subject to the receipt of necessary regulatory approvals. This transaction is consistent with our strategy of aggressively pursuing cost savings to maintain competitively priced products and services. The sale will allow us to more closely match our generating capabilities to the load profiles of our customers, resulting in more efficient operation of our remaining generating units. It also enables us to concentrate on our coal-fired generation along the Ohio River, which should contribute to added supply efficiencies. The net, after-tax gain from the sale, based on the difference between the sale price of the plants and their market price used in our Ohio restructuring transition plan, will be credited to customers by reducing the transition cost recovery period. We expect to use the net proceeds from the sale for the redemption of high cost debt and preferred stock or to reduce other outstanding obligations to provide additional cost savings.

State Regulatory Matters

          As of January 1, 2001, customers in all of our service areas, covering portions of Ohio, Pennsylvania and New Jersey, could select alternative energy suppliers. Our EUOC continue to deliver power to homes and businesses through their existing distribution systems, which remain regulated. Customer rates have been restructured into separate components to support customer choice. In each of the states, we have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits. However, despite similarities, the specific approach taken by each state and for each of our regulated companies varies.

          Regulatory assets are costs which the respective regulatory agencies have authorized for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. The increase in those assets in 2001 is primarily the result of the acquisition of the former GPU companies. All of the regulatory assets are expected to continue to be recovered under the provisions of the respective transition and regulatory plans as discussed below. The regulatory assets of the individual companies are as follows:

       Regulatory Assets as of December 31,
-----------------------------------------------------
Company                       2001             2000
-------                       ----             ----
                                   (In millions)
OE.......................    $2,025.4        $2,238.6
CEI......................       874.5           816.2
TE.......................       388.8           412.7
Penn.....................       208.8           260.2
Met-Ed...................     1,320.5            --
Penelec..................       769.8            --
JCP&L....................     3,324.8            --
                             --------        --------
   Total.................    $8,912.6        $3,727.7
                             ========        ========



Ohio -

          Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers. Customer rates of OE, CEI and TE were restructured to establish separate charges for transmission and distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, the regulated utility company reduces the customer's bill with a "generation shopping credit," based on the regulated generation component plus an incentive, and the customer receives a generation charge from the alternative supplier. Our Ohio EUOC have continuing responsibility to provide energy to service-area customers as PLR through December 31, 2005.

          The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). Transition costs are paid by all customers whether or not they choose an alternative supplier. Under the PUCO-approved transition plan, we assumed the risk of not recovering up to $500 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching their service from OE, CEI and TE does not reach 20% for any consecutive twelve-month period by December 31, 2005 - the end of the market development period. As of December 31, 2001, the customer switching rate, on an annualized basis, implies that our risk of not recovering transition revenue has been reduced to approximately $174 million. We are also committed under the transition agreement to make available 1,120 MW of our generating capacity to marketers, brokers, and aggregators at set prices, to be used for sales only to retail customers in our Ohio service areas. Through December 31, 2001, approximately 1,032 MW of the 1,120 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of December 31, 2001 our Ohio EUOC had been notified that over 600,000 of their customers requested generation services from other authorized suppliers, including FES, a wholly owned subsidiary.

Pennsylvania -

          Choice of energy suppliers by Pennsylvania customers was phased in starting in 1999 and was completed by January 1, 2001. The Pennsylvania Public Utility Commission (PPUC) authorized rate restructuring plans for Penn, Met-Ed and Penelec, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a "competitive transition charge" (CTC). Pennsylvania customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier.

          In June 2001, Met-Ed, Penelec and FirstEnergy entered into a settlement agreement with major parties in the combined merger and rate proceedings that, in addition to resolving certain issues concerning the PPUC's approval of the GPU merger, also addressed Met-Ed's and Penelec's request for PLR rate relief. Met-Ed and Penelec are permitted to defer, for future recovery, the difference between their actual energy costs and those reflected in their capped generation rates. Those costs will continue to be deferred through December 31, 2005. If energy costs incurred by Met-Ed and Penelec during that period are below their respective capped generation rates, the difference would be used to reduce their recoverable deferred costs. Met-Ed's and Penelec's PLR obligations were extended through December 31, 2010. Met-Ed's and Penelec's CTC revenues will be applied first to PLR costs, then to stranded costs other than for non-utility generation (NUG) and finally to NUG stranded costs through December 31, 2010. Met-Ed and Penelec would be permitted to recover any remaining stranded costs through a continuation of the CTC, after December 31, 2010, however, such recovery would extend to no later than December 31, 2015. Any amounts not expected to be recovered by December 31, 2015 would be written off at the time such nonrecovery becomes probable. Several parties had appealed this PPUC decision to the Commonwealth Court of Pennsylvania. On February 21, 2002, the Court affirmed the PPUC decision regarding approval of the GPU merger, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding the PLR obligations of Met-Ed and Penelec, and denied the related requests for rate relief by Met-Ed and Penelec. We are considering our response to the Court's decision, which could include asking the Pennsylvania Supreme Court to review the decision. We are unable to predict the outcome of these matters.

New Jersey -

          Customers of JCP&L were able to choose among alternative energy suppliers beginning in late 1999. To support customer choice, rates were restructured into unbundled service charges and additional non-bypassable charges to recover stranded costs (confirmed by a NJBPU Final Decision and Order issued in March 2001). JCP&L has a PLR obligation, referred to as Basic Generation Service (BGS), until July 31, 2002. For the period from August 1, 2002 to July 31, 2003, the NJBPU has authorized the auctioning of BGS to meet the electric demands of customers who have not selected an alternative supplier. The auction was successfully concluded on February 13, 2002, thereby eliminating JCP&L's obligation to provide for the energy requirements of BGS during that period. Beginning August 1, 2003, the approach to be taken in procuring the energy needs for BGS has not been determined. The NJBPU recently initiated a formal proceeding to decide how BGS will be handled after the transition period. JCP&L is permitted to defer, for future recovery, the amount by which its reasonable and prudently incurred costs for providing BGS to non-shopping customers and costs incurred under NUG agreements exceed amounts currently reflected in its BGS rate and market transition charge rate (for the recovery of stranded costs).

          On September 26, 2001, the NJBPU approved the GPU merger subject to the terms and conditions set forth in a settlement agreement with major intervenors. As part of the settlement, we agreed to reduce JCP&L's costs deferred for future recovery by $300 million, in order to ensure that customers receive the benefit of future merger savings. JCP&L wrote off $300 million of its deferred costs in October 2001 upon receipt of the final regulatory approval for the merger, which occurred on October 29, 2001.

          On February 6, 2002, JCP&L received a Financing Order from the NJBPU with authorization to issue $320 million of transition bonds to securitize the recovery of bondable stranded costs associated with the previously divested Oyster Creek nuclear generating station. The Order grants JCP&L the right to charge a usage-based, non-bypassable transition bond charge (TBC) and provide for the transfer of the bondable transition property relating to the TBC to JCP&L Transition Funding LLC (Transition Funding), a wholly owned limited liability corporation. Transition Funding is expected to issue and sell up to $320 million of transition bonds that will be recognized on our Consolidated Balance Sheet in the second quarter of 2002, with the TBC providing recovery of principal, interest and related fees on the transition bonds.

FERC Regulatory Matters

          On December 19, 2001, the Federal Energy Regulatory Commission (FERC) issued an order in which it stated that the Alliance Regional Transmission Organization (Alliance TransCo) did not meet agency requirements to operate the Alliance TransCo as an approved Regional Transmission Organization (RTO). It further concluded that National Grid could be the independent Managing Member of the Alliance TransCo. FERC ordered the Alliance TransCo and National Grid to refile their business plan to consider operating as an independent transmission company within the

Midwest ISO or another RTO. The order gave the Alliance TransCo 60 days to file a status report. On January 22, 2002, the Alliance TransCo companies filed a series of rehearing applications with FERC.

Supply Plan

          As part of the Restructuring Orders for the States of Ohio, Pennsylvania, and New Jersey, the FirstEnergy companies are obligated to supply electricity to customers who do not choose an alternate supplier. The total forecasted peak of this obligation in 2002 is 20,300 MW (10,100 MW in Ohio, 5,400 MW in New Jersey, and 4,800 MW in Pennsylvania). The successful BGS auction in New Jersey removed JCP&L's BGS obligation for 5,100 MW for the period from August 1, 2002 to July 31, 2003. In that auction FES was a successful bidder to provide 1,700 MW during the same period to JCP&L and two other electric utilities in New Jersey. Our current supply portfolio contains 13,283 MW of owned generation and approximately 1,600 MW of long-term purchases from non-utility generators. The remaining obligation is expected to be met through a mix of multi-year forward purchases, short-term forward (less than one year) purchases and spot market purchases.

          The announced sale of four fossil generating plants expected to close in mid-2002, will have little impact on our supply plan. As part of the asset sale, FirstEnergy has a power purchase agreement under which the purchaser will provide a similar amount of electricity as was expected before the sale. This power purchase agreement runs from the close of the sale transaction, through December 31, 2005, which is the end of the market development period for the Ohio operating companies.

          Unregulated retail sales are generally short-term arrangements (less than 18 months) at prevailing market prices. They are primarily hedged through short-term purchased power contracts, supplemented by any of our excess generation when available and economical.

Environmental Matters

          We are in compliance with the current sulfur dioxide (SO2) and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities. Various regulatory and judicial actions have since sought to further define NOx reduction requirements (see Note 6 - Environmental Matters). We continue to evaluate our compliance plans and other compliance options.

          Violations of federally approved SO2 regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day a unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. We cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

          In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against OE and Penn. The NOV and complaint allege violations of the Clean Air Act (CAA). The civil complaint against OE and Penn requests installation of "best available control technology" as well as civil penalties of up to $27,500 per day. Although unable to predict the outcome of these proceedings, we believe the Sammis Plant is in full compliance with the CAA and that the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

          In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

          As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. In April 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

          Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, the Companies' proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Companies have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. In addition, JCP&L has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered by JCP&L through a non-bypassable societal benefits charge. The Companies have total accrued liabilities aggregating approximately $60 million as of December 31, 2001. We do not believe environmental remediation costs will have a material adverse effect on financial condition, cash flows or results of operations.

Legal Matters

          Various lawsuits, claims and proceedings related to FirstEnergy's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant are described below.

          Due to our merger with GPU, we own Unit 2 of the Three Mile Island (TMI-2) Nuclear Plant. As a result of the 1979 TMI-2 accident, claims for alleged personal injury against JCP&L, Met-Ed, Penelec and GPU were filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the GPU companies and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten test cases, but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. Following the resolution of judicial proceedings dealing with admissible evidence, we have again requested summary judgment of the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted our motion. On February 14, 2002, the plaintiffs filed a notice of appeal of this decision (see Note 6 - Other Legal Proceedings). Although unable to predict the outcome of this litigation, we believe that any liability to which we might be subject by reason of the TMI-2 accident will not exceed our financial protection under the Price-Anderson Act.

          In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service areas of many electric utilities, including JCP&L. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers. Two class action lawsuits (subsequently consolidated into a single proceeding) were filed in New Jersey Superior Court in July 1999 against JCP&L, GPU and other GPU companies seeking compensatory and punitive damages arising from the service interruptions of July 1999 in the JCP&L territory. In May 2001, the court denied without prejudice the defendant's motion seeking decertification of the class. Discovery continues in the class action, but no trial date has been set. The judge has set a schedule under which factual legal discovery would conclude in March 2002, and expert reports would be exchanged by June 2002. In October 2001, the court held argument on the plaintiffs' motion for partial summary judgment, which contends that JCP&L is bound to several findings of the NJBPU investigation. The plaintiffs' motion was denied by the Court in November 2001 and the plaintiffs' motion seeking permission to file an appeal on this denial of their motion was rejected by the New Jersey Appellate Division. We have also filed a motion for partial summary judgment that is currently pending before the Superior Court. We are unable to predict the outcome of these matters.

Other Commitments, Guarantees and Contingencies

          GPU had made significant investments in foreign businesses and facilities through its GPU Electric and GPU Power subsidiaries. Although we will attempt to mitigate our risks related to foreign investments, we face additional risks inherent in operating in such locations, including foreign currency fluctuations.

          GPU Electric, through its subsidiary, Midlands, has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which commenced commercial operations in October 2000. GPU Electric's investment in this project as of December 31, 2001 was approximately $38 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $4.8 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions and has reimbursed GPU Electric $4.9 million through December 31, 2001, leaving a remaining commitment for future cash losses of up to $15.1 million. Midlands also has a 31% equity interest in a 478 MW power project in Turkey (the Trakya Power Project). Trakya is presently engaged in a foreign currency conversion issue with TETTAS (the state owned electricity purchaser). Midlands established a $16.5 million reserve for non-recovery relating to that issue as of December 31, 2001. These commitments and contingencies associated with Midlands will transfer to the new partnership upon completion of the sale discussed in Note 2
- Merger, and we will be responsible for our lower proportionate interest.

          El Barranquilla, a wholly owned subsidiary of GPU Power, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA), which owns a Colombian independent power generation project. As of December 31, 2001, GPU Power had an investment of approximately $109.4 million in TEBSA and is committed, under certain circumstances, to make additional standby equity contributions of $21.3 million, which we have guaranteed. The total outstanding senior debt of the TEBSA project is $315 million at December 31, 2001. The lenders include the

Overseas Private Investment Corporation, US Export Import Bank and a commercial bank syndicate. GPU had guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5.8 million (subject to escalation) under the project's operations and maintenance agreement.

          GPU believed that various events of default have occurred under the loan agreements relating to the TEBSA project. In addition, questions have been raised as to the accuracy and completeness of information provided to various parties to the project in connection with the project's formation. We continue to discuss these issues and related matters with the project lenders, CORELCA (the government owned Colombian electric utility with an ownership interest in the project) and the Government of Colombia.

          Moreover, in September 2001, the DIAN (the Colombian national tax authority) had presented TEBSA with a statement of charges alleging that certain lease payments made under the Lease Agreement with Los Amigos Leasing Company (an indirect wholly owned subsidiary of GPU Power) violated Colombian foreign exchange regulations and were, therefore, subject to substantial penalties. The DIAN has calculated a statutory penalty amounting to approximately $200 million and gave TEBSA two months to respond to the statement of charges. In November 2001, TEBSA filed a formal response to this statement of charges. TEBSA is continuing to review the DIAN's position and has been advised by its Colombian counsel that the DIAN's position is without substantial legal merit. We are unable to predict the outcome of these matters.
Significant Accounting Policies

          We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Application of these principles often require a high degree of judgment, estimates and assumptions that affect our financial results. All of our assets are subject to their own specific risks and uncertainties and are continually reviewed for impairment. Assets related to the application of the policies discussed below are similarly reviewed with their risks and uncertainties reflecting these specific factors. Our more significant accounting policies are described below:

Purchase Accounting - Acquisition of GPU

          Purchase accounting requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities for GPU were based primarily on estimates. The more significant of these included the estimation of the fair value of the international operations, certain domestic operations and the fair value of the pension and other postretirement benefit assets and liabilities. The preliminary purchase price allocations for the GPU acquisition are subject to adjustment in 2002 when finalized. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. As of December 31, 2001, we had $5.6 billion of goodwill (excluding the goodwill in "Assets Pending Sale" on the Consolidated Balance Sheet) that primarily relates to our regulated services segment.

Regulatory Accounting

          Our regulated services segment is subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in each state in which we operate, a significant amount of regulatory assets have been recorded. As of December 31, 2001, we had regulatory assets of $8.9 billion. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future. As disclosed in Note 1 - Regulatory Plans, the full recovery of transition costs for the Ohio EUOC is dependent on achieving 20% customer shopping levels in any twelve-month period by December 31, 2005.

Derivative Accounting

          Determination of appropriate accounting for derivative transactions requires the involvement of management representing operations, finance and risk assessment. In order to determine the appropriate accounting for derivative transactions, the provisions of the contract need to be carefully assessed in accordance with the authoritative accounting literature and management's intended use of the derivative. New authoritative guidance continues to shape the application of derivative accounting. Management's expectations and intentions are key factors in determining the appropriate accounting for a derivative transaction and, as a result, such expectations and intentions must be documented. Derivative contracts that are determined to fall within the scope of SFAS 133, as amended, must be recorded at their fair value. Active market prices are not always available to determine the fair value of the later years of a contract, requiring that various assumptions and estimates be used in the valuation. We continually monitor our derivative contracts to determine if our activities, expectations, intentions, assumptions and estimates remain valid. As part of our normal operations we enter into significant commodities contracts, which increase the impact of derivative accounting judgments.

Revenue Recognition

           We follow the accrual method of accounting for revenues, recognizing revenue for kilowatt-hour sales that have been delivered but not yet been billed through the end of the year. The determination of unbilled revenues requires management to make various estimated including:

          o  Net energy generated or purchased for retail load
          o  Losses of energy over distribution lines
          o Mix of kilowatt-hour usage by residential, commercial and industrial customers
          o Kilowatt-hour usage of customers receiving electricity from alternative suppliers

Recently Issued Accounting Standards

          The Financial Accounting Standards Board (FASB) approved SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using purchase accounting. The provisions of the new standard relating to the determination of goodwill and other intangible assets have been applied to the GPU merger, which was accounted for as a purchase transaction, and have not materially affected the accounting for this transaction. Under SFAS 142, amortization of existing goodwill will cease January 1, 2002. Instead, goodwill will be tested for impairment at least on an annual basis, and no impairment of goodwill is anticipated as a result of a preliminary analysis. Prior to the GPU merger, FirstEnergy amortized about $57 million ($.25 per share of common stock) of goodwill annually. There was no goodwill amortization in 2001 associated with the GPU merger under the provisions of the new standard.

          In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting standards for retirement obligations associated with tangible long-lived assets, with adoption required by January 1, 2003. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. Upon retirement, a gain or loss will be recorded if the cost to settle the retirement obligation differs from the carrying amount. We are currently assessing the new standard and have not yet determined the impact on our financial statements.

          In September 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement also supersedes the accounting and reporting provisions of APB 30. Our adoption of this Statement, effective January 1, 2002, will result in our accounting for any future impairments or disposals of long-lived assets under the provisions of SFAS 144, but will not change the accounting principles used in previous asset impairments or disposals. Application of SFAS 144 is not anticipated to have a major impact on accounting for impairments or disposal transactions compared to the prior application of SFAS 121 or APB 30.




                                                          FIRSTENERGY CORP.

                                                  CONSOLIDATED STATEMENTS OF INCOME



For the Years Ended December 31,                                                  2001         2000           1999
---------------------------------------------------------------------------------------------------------------------
                                                                              (In thousands, except per share amounts)
REVENUES:

   Electric utilities....................................................     $5,729,036     $5,421,668    $5,453,763
   Unregulated businesses................................................      2,270,326      1,607,293       865,884
                                                                              ----------     ----------    ----------
       Total revenues....................................................      7,999,362      7,028,961     6,319,647
                                                                              ----------     ----------    ----------

EXPENSES:
   Fuel and purchased power..............................................      1,421,525      1,110,845       984,941
   Purchased gas.........................................................        820,031        553,548       170,630
   Other operating expenses..............................................      2,727,794      2,378,296     2,146,629
   Provision for depreciation and amortization...........................        889,550        933,684       937,976
   General taxes.........................................................        455,340        547,681       544,052
                                                                              ----------     ----------    ----------
       Total expenses....................................................      6,314,240      5,524,054     4,784,228
                                                                              ----------     ----------    ----------

INCOME BEFORE INTEREST AND INCOME TAXES..................................      1,685,122      1,504,907     1,535,419
                                                                              ----------     ----------    ----------

NET INTEREST CHARGES:
   Interest expense......................................................        519,131        493,473       509,169
   Capitalized interest..................................................        (35,473)       (27,059)      (13,355)
   Subsidiaries' preferred stock dividends...............................         72,061         62,721        76,479
                                                                              ----------     ----------    ----------
       Net interest charges..............................................        555,719        529,135       572,293
                                                                              ----------     ----------    ----------

INCOME TAXES.............................................................        474,457        376,802       394,827
                                                                              ----------     ----------    ----------

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE
   IN ACCOUNTING.........................................................        654,946        598,970       568,299
                                                                              ----------     ----------    ----------

CUMULATIVE EFFECT OF ACCOUNTING CHANGE (NET OF
   INCOME TAX BENEFIT OF $5,839,000) (Note 1)............................         (8,499)            --            --
                                                                              ----------     ----------    ----------

NET INCOME...............................................................     $  646,447     $  598,970    $  568,299
                                                                              ==========     ==========    ==========

BASIC EARNINGS PER SHARE OF COMMON STOCK (Note 4C):
   Income before cumulative effect of accounting change..................          $2.85          $2.69         $2.50
   Cumulative effect of accounting change (Net of income taxes) (Note 1).           (.03)            --            --
                                                                                   -----          -----         -----
   Net income............................................................          $2.82          $2.69         $2.50
                                                                                   =====          =====         =====

   WEIGHTED AVERAGE NUMBER OF BASIC SHARES OUTSTANDING...................        229,512        222,444       227,227
                                                                                 =======        =======       =======

DILUTED EARNINGS PER SHARE OF COMMON STOCK (Note 4C):
   Income before cumulative effect of accounting change..................          $2.84          $2.69         $2.50
   Cumulative effect of accounting change (Net of income taxes) (Note 1).           (.03)            --            --
                                                                                   -----          -----         -----
   Net income............................................................          $2.81          $2.69         $2.50
                                                                                   =====          =====         =====

   WEIGHTED AVERAGE NUMBER OF DILUTED SHARES OUTSTANDING.................        230,430        222,726       227,299
                                                                                 =======        =======       =======

DIVIDENDS DECLARED PER SHARE OF COMMON STOCK.............................          $1.50          $1.50         $1.50
                                                                                   =====          =====         =====



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                FIRSTENERGY CORP.

                           CONSOLIDATED BALANCE SHEETS


As of December 31,                                                                             2001           2000
---------------------------------------------------------------------------------------------------------------------
                                                                                                  (In thousands)
                                         ASSETS
CURRENT ASSETS:

   Cash and cash equivalents..........................................................    $   220,178     $    49,258
   Receivables-
     Customers (less accumulated provisions of $65,358,000 and $32,251,000,
       respectively, for uncollectible accounts)......................................      1,074,664         541,924
     Other (less accumulated provisions of $7,947,000 and $4,035,000,
       respectively, for uncollectible accounts)......................................        473,550         376,525
   Materials and supplies, at average cost-
     Owned............................................................................        256,516         171,563
     Under consignment................................................................        141,002         112,155
   Prepayments and other..............................................................        336,610         189,869
                                                                                          -----------     -----------
                                                                                            2,502,520       1,441,294
                                                                                          -----------     -----------

ASSETS PENDING SALE (Note 2).........................................................       3,418,225              --
                                                                                          -----------     -----------

PROPERTY, PLANT AND EQUIPMENT:
   In service.........................................................................     19,981,749      12,417,684
   Less--Accumulated provision for depreciation.......................................      8,161,022       5,263,483
                                                                                          -----------     -----------
                                                                                           11,820,727       7,154,201
   Construction work in progress......................................................        607,702         420,875
                                                                                          -----------     -----------
                                                                                           12,428,429       7,575,076
                                                                                          -----------     -----------
INVESTMENTS:
   Capital trust investments (Note 3).................................................      1,166,714       1,223,794
   Nuclear plant decommissioning trusts...............................................      1,014,234         584,288
   Letter of credit collateralization (Note 3)........................................        277,763         277,763
   Pension investments................................................................        273,542         200,178
   Other..............................................................................        898,311         468,879
                                                                                          -----------     -----------
                                                                                            3,630,564       2,754,902
                                                                                          -----------     -----------
DEFERRED CHARGES:
   Regulatory assets..................................................................      8,912,584       3,727,662
   Goodwill...........................................................................      5,600,918       2,088,770
   Other..............................................................................        858,273         353,590
                                                                                          -----------     -----------
                                                                                           15,371,775       6,170,022
                                                                                          -----------     -----------
                                                                                          $37,351,513     $17,941,294
                                                                                          ===========     ===========
                   LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock...............................    $ 1,867,657     $   536,482
   Short-term borrowings (Note 5).....................................................        614,298         699,765
   Accounts payable...................................................................        704,184         478,661
   Accrued taxes......................................................................        418,555         409,640
   Other..............................................................................      1,064,763         469,257
                                                                                          -----------     -----------
                                                                                            4,669,457       2,593,805
                                                                                          -----------     -----------

LIABILITIES RELATED TO ASSETS PENDING SALE (Note 2)..................................       2,954,753              --
                                                                                          -----------     -----------

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholders' equity........................................................      7,398,599       4,653,126
   Preferred stock of consolidated subsidiaries--
     Not subject to mandatory redemption..............................................        480,194         648,395
     Subject to mandatory redemption..................................................         65,406          41,105
   Subsidiary-obligated mandatorily redeemable preferred securities (Note 4F).........        529,450         120,000
   Long-term debt.....................................................................     11,433,313       5,742,048
                                                                                          -----------     -----------
                                                                                           19,906,962      11,204,674
                                                                                          -----------     -----------
DEFERRED CREDITS:
   Accumulated deferred income taxes..................................................      2,684,219       2,094,107
   Accumulated deferred investment tax credits........................................        260,532         241,005
   Nuclear plant decommissioning costs................................................      1,201,599         598,985
   Power purchase contract loss liability.............................................      3,566,531              --
   Other postretirement benefits......................................................        838,943         544,541
   Other..............................................................................      1,268,517         664,177
                                                                                          -----------     -----------
                                                                                            9,820,341       4,142,815
                                                                                          -----------     -----------
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Notes 3 and 6).............................
                                                                                          -----------     -----------
                                                                                          $37,351,513     $17,941,294
                                                                                          ===========     ===========



The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.




                                                          FIRSTENERGY CORP.

                                              CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                                           2001          2000
---------------------------------------------------------------------------------------------------------------------------------
                                                                               (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDERS' EQUITY:
 Common stock, $0.10 par value - authorized 375,000,000 shares-
   297,636,276 and 224,531,580 shares outstanding, respectively.........................                  $    29,764  $    22,453
 Other paid-in capital..................................................................                    6,113,260    3,531,821
 Accumulated other comprehensive income (loss) (Note 4H)................................                     (169,003)         593
 Retained earnings (Note 4A)............................................................                    1,521,805    1,209,991
 Unallocated employee stock ownership plan common stock-
   5,117,375 and 5,952,032 shares, respectively (Note 4B)...............................                      (97,227)    (111,732)
                                                                                                          -----------  -----------
   Total common stockholders' equity....................................................                    7,398,599    4,653,126
                                                                                                          -----------  -----------

                                                 Number of Shares             Optional
                                                   Outstanding             Redemption Price
                                                 ----------------       ---------------------
                                                 2001        2000       Per Share   Aggregate
                                                 ----        ----       ---------   ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Note 4D):
Ohio Edison Company
Cumulative, $100 par value-
Authorized 6,000,000 shares
 Not Subject to Mandatory Redemption:
   3.90%..............................         152,510      152,510      $103.63   $ 15,804                    15,251       15,251
   4.40%..............................         176,280      176,280       108.00     19,038                    17,628       17,628
   4.44%..............................         136,560      136,560       103.50     14,134                    13,656       13,656
   4.56%..............................         144,300      144,300       103.38     14,917                    14,430       14,430
                                             ---------    ---------                --------               -----------  -----------
                                               609,650      609,650                  63,893                    60,965       60,965
                                             ---------    ---------                --------               -----------  -----------

Cumulative, $25 par value-
Authorized 8,000,000 shares
 Not Subject to Mandatory Redemption:
   7.75%..............................       4,000,000    4,000,000        25.00    100,000                   100,000      100,000
                                             ---------    ---------                --------               -----------  -----------
   Total Not Subject to
   Mandatory Redemption...............       4,609,650    4,609,650                $163,893                   160,965      160,965
                                             =========    =========                ========               -----------  -----------

Cumulative, $100 par value-
 Subject to Mandatory Redemption:
   8.45%..............................              --       50,000           --   $     --                        --        5,000
 Redemption Within One Year...........                                                                             --       (5,000)
                                             ---------    ---------                --------               -----------  -----------
    Total Subject to Mandatory Redemption           --       50,000                $     --                        --           --
                                             =========    =========                ========               -----------  -----------
Pennsylvania Power Company
Cumulative, $100 par value-
Authorized 1,200,000 shares
 Not Subject to Mandatory Redemption:
   4.24%..............................          40,000       40,000       103.13   $  4,125                     4,000        4,000
   4.25%..............................          41,049       41,049       105.00      4,310                     4,105        4,105
   4.64%..............................          60,000       60,000       102.98      6,179                     6,000        6,000
   7.75%..............................         250,000      250,000           --         --                    25,000       25,000
                                             ---------    ---------                --------               -----------  -----------
   Total Not Subject to Mandatory
   Redemption.........................         391,049      391,049                $ 14,614                    39,105       39,105
                                             =========    =========                ========               -----------  -----------

 Subject to Mandatory Redemption (Note 4E):
   7.625%.............................         150,000      150,000       104.58   $ 15,687                    15,000       15,000
 Redemption Within One Year...........                                                                           (750)          --
                                             ---------    ---------                --------               -----------  -----------
   Total Subject to Mandatory Redemption       150,000     150,000                 $ 15,687                    14,250       15,000
                                             =========    =========                ========               -----------  -----------
Cleveland Electric Illuminating Company
Cumulative, without par value-
Authorized 4,000,000 shares
 Not Subject to Mandatory Redemption:
   $  7.40 Series A...................         500,000      500,000       101.00   $ 50,500                    50,000       50,000
   $  7.56 Series B...................         450,000      450,000       102.26     46,017                    45,071       45,071
   Adjustable Series L................         474,000      474,000       100.00     47,400                    46,404       46,404
   $42.40 Series T....................         200,000      200,000       500.00    100,000                    96,850       96,850
                                             ---------    ---------                --------               -----------  -----------
                                             1,624,000    1,624,000                 243,917                   238,325      238,325
 Redemption Within One Year (Note 4D).                                                                        (96,850)          --
                                             ---------    ---------                --------               -----------  -----------
   Total Not Subject to Mandatory
   Redemption.........................       1,624,000    1,624,000                $243,917                   141,475      238,325
                                             =========    =========                ========               -----------  -----------

 Subject to Mandatory Redemption (Note 4E):
   $  7.35 Series C...................          70,000       80,000       101.00   $  7,070                     7,030        8,041
   $91.50 Series Q....................              --       10,716           --         --                        --       10,716
   $88.00 Series R....................              --       50,000           --         --                        --       51,128
   $90.00 Series S....................          17,750       36,500           --         --                    17,268       36,686
                                             ---------    ---------                --------               -----------  -----------
                                                87,750      177,216                   7,070                    24,298      106,571
 Redemption Within One Year...........                                                                        (18,010)     (80,466)
                                             ---------    ---------                --------               -----------  -----------
   Total Subject to Mandatory Redemption        87,750      177,216                $  7,070                     6,288       26,105
                                             =========    =========                ========               -----------  -----------




                                                          FIRSTENERGY CORP.

                                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)


As of December 31,                                                                                          2001           2000
----------------------------------------------------------------------------------------------------------------------------------
                                                                               (Dollars in thousands, except per share amounts)

                                                Number of Shares              Optional
                                                   Outstanding             Redemption Price
                                                ----------------        ---------------------
                                                2001       2000         Per Share   Aggregate
                                                ----       ----         ---------   ---------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARIES (Cont'd)
Toledo Edison Company
Cumulative, $100 par value-
Authorized 3,000,000 shares
 Not Subject to Mandatory Redemption:
   $  4.25............................         160,000      160,000      $104.63   $ 16,740               $    16,000  $    16,000
   $  4.56............................          50,000       50,000       101.00      5,050                     5,000        5,000
   $  4.25............................         100,000      100,000       102.00     10,200                    10,000       10,000
   $  8.32............................         100,000      100,000       102.46     10,246                    10,000       10,000
   $  7.76............................         150,000      150,000       102.44     15,366                    15,000       15,000
   $  7.80............................         150,000      150,000       101.65     15,248                    15,000       15,000
   $10.00.............................         190,000      190,000       101.00     19,190                    19,000       19,000
                                             ---------    ---------                --------               -----------  -----------
                                               900,000      900,000                  92,040                    90,000       90,000
 Redemption Within One Year (Note 4D).                                                                        (59,000)          --
                                             ---------    ---------                --------               -----------  -----------
                                               900,000      900,000                  92,040                    31,000       90,000
                                             ---------    ---------                --------               -----------  -----------
Cumulative, $25 par value-
Authorized 12,000,000 shares
 Not Subject to Mandatory Redemption:
   $2.21..............................       1,000,000    1,000,000        25.25     25,250                    25,000       25,000
    2.365.............................       1,400,000    1,400,000        27.75     38,850                    35,000       35,000
   Adjustable Series A................       1,200,000    1,200,000        25.00     30,000                    30,000       30,000
   Adjustable Series B................       1,200,000    1,200,000        25.00     30,000                    30,000       30,000
                                             ---------    ---------                --------               -----------  -----------
                                             4,800,000    4,800,000                 124,100                   120,000      120,000
                                             ---------    ---------                --------
 Redemption Within One Year (Note 4D).                                                                        (25,000)          --
                                             ---------    ---------                --------               -----------  -----------
                                             4,800,000    4,800,000                 124,100                    95,000      120,000
                                             ---------    ---------                --------               -----------  -----------
   Total Not Subject to Mandatory
     Redemption.......................       5,700,000    5,700,000                $216,140                   126,000      210,000
                                             =========    =========                ========               -----------  -----------

Jersey Central Power & Light Company
Cumulative, $100 stated value-
Authorized 15,600,000 shares
 Not Subject to Mandatory Redemption:
   4.00% Series.......................         125,000           --       106.50   $ 13,313                    12,649           --
                                             =========    =========                ========               -----------  -----------

 Subject to Mandatory Redemption (Note 4E):
   8.65% Series J.....................         250,001           --       101.30   $ 25,325                    26,750           --
   7.52% Series K.....................         265,000           --       103.76     27,496                    28,951           --
                                             ---------    ---------                --------               -----------  -----------
                                               515,001           --                  52,821                    55,701           --
 Redemption Within One Year...........                                                                        (10,833)          --
                                             ---------    ---------                --------               -----------  -----------
   Total Subject to Mandatory Redemption       515,001           --                $ 52,821                    44,868           --
                                             =========    =========                ========               -----------  -----------

SUBSIDIARY-OBLIGATED MANDATORILY
REDEEMABLE PREFERRED SECURITIES OF
SUBSIDIARY TRUST OR LIMITED PARTNERSHIP
HOLDING SOLELY SUBORDINATED DEBENTURES
OF SUBSIDIARIES (NOTE 4F):

Ohio Edison Co.
Cumulative, $25 stated value-
Authorized 4,800,000 shares
   9.00%................................     4,800,000    4,800,000        25.00   $120,000                   120,000      120,000
                                             =========    =========                ========               -----------  -----------

Cleveland Electric Illuminating Co.
Cumulative, $25 stated value-
Authorized 4,000,000 shares
   9.00%................................     4,000,000           --           --   $     --                   100,000           --
                                             =========    =========                ========               -----------  -----------

Jersey Central Power & Light Co.
Cumulative, $25 stated value-
Authorized 5,000,000 shares
   8.56%................................     5,000,000           --        25.00   $125,000                   125,250           --
                                             =========   ==========                ========               -----------  -----------

Metropolitan Edison Co.
Cumulative, $25 stated value-
Authorized 4,000,000 shares
   7.35%................................     4,000,000           --           --   $     --                    92,200           --
                                             =========    =========                ========               -----------  -----------

Pennsylvania Electric Co.
Cumulative, $25 stated value-
Authorized 4,000,000 shares
   7.34%................................     4,000,000           --           --   $     --                    92,000           --
                                             =========    =========                ========               -----------  -----------




                                                          FIRSTENERGY CORP.

                                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)



LONG-TERM DEBT (Note 4G) (Interest rates reflect weighted average rates)                                (In thousands)
---------------------------------------------------------------------------------------------------------------------------------
                        FIRST MORTGAGE BONDS           SECURED NOTES               UNSECURED NOTES               TOTAL
---------------------------------------------------------------------------------------------------------------------------------
As of December 31,          2001        2000              2001       2000              2001       2000       2001         2000
                            ----        ----              ----       ----              ----       ----       ----         ----
Ohio Edison Co. -
 Due 2001-2006     7.89% $  509,265  $  509,265  7.60% $  227,122 $  235,838  4.28% $  441,725  $541,725
 Due 2007-2011       --          --          --  7.22%     10,253      4,336   --           --        --
 Due 2012-2016       --          --          --  5.17%     59,000     59,000   --           --        --
 Due 2017-2021       --          --          --  7.01%     60,443    129,943   --           --        --
 Due 2022-2026     7.99%    219,460     219,460    --          --         --   --           --        --
 Due 2027-2031       --          --          --  3.72%    249,634    180,134   --           --        --
 Due 2032-2036       --          --          --  2.63%     71,900     71,900   --           --        --
                         ----------  ----------        ---------- ----------        ----------  --------
Total-Ohio Edison           728,725     728,725           678,352    681,151           441,725   541,725  $ 1,848,802  $ 1,951,601
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------

Cleveland Electric
Illuminating Co. -
 Due 2001-2006     8.53%    595,000     595,000  5.84%    593,175    384,680  5.58%     27,700    27,700
 Due 2007-2011     6.86%    125,000     125,000  7.29%    271,640    271,640   --           --        --
 Due 2012-2016       --          --          --  8.00%     78,700    118,535   --           --        --
 Due 2017-2021       --          --          --  7.36%    440,560    560,855   --           --        --
 Due 2022-2026     9.00%    150,000     150,000  7.64%    218,950    218,950   --           --        --
 Due 2027-2031       --          --          --  5.38%      5,993    110,888   --           --        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------
Total-Cleveland Electric    870,000     870,000         1,609,018  1,665,548            27,700    27,700    2,506,718    2,563,248
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------

Toledo Edison Co. -
 Due 2001-2006     7.90%    179,125     179,525  6.40%    228,700    190,400  7.25%    226,100   226,130
 Due 2007-2011       --          --          --  7.13%     30,000     30,000 10.00%        790       790
 Due 2012-2016       --          --          --    --          --         --   --           --        --
 Due 2017-2021       --          --          --  8.14%    129,000    129,000   --           --        --
 Due 2022-2026       --          --          --  7.55%     50,700    118,000   --           --        --
 Due 2027-2031       --          --          --  5.90%     13,851     13,851   --           --        --
 Due 2032-2036       --          --          --  2.20%     30,900     30,900   --           --        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------
Total-Toledo Edison         179,125     179,525           483,151    512,151           226,890   226,920      889,166      918,596
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------

Pennsylvania Power Co. -
 Due 2001-2006     7.19%     79,370      80,344  3.02%     10,300         --  5.90%      5,200     5,200
 Due 2007-2011     9.74%      4,870       4,870    --          --         --   --           --        --
 Due 2012-2016     9.74%      4,870       4,870  5.40%      1,000      1,000   --           --        --
 Due 2017-2021     9.74%      2,955       2,955  3.78%     59,807     59,807   --           --        --
 Due 2022-2026     8.33%     33,750      33,750  6.15%     12,700     12,700   --           --        --
 Due 2027-2031       --          --          --  6.04%     37,672     47,972   --           --        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------
Total-Penn Power            125,815     126,789           121,479    121,479             5,200     5,200      252,494      253,468
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------

Jersey Central Power & Light Co. -
 Due 2001-2006     7.14%    500,945          --  6.45%    150,000         --  7.69%         86        --
 Due 2007-2011     7.81%     45,355          --    --          --         --  7.69%        124        --
 Due 2012-2016     7.10%     12,200          --    --          --         --  7.69%        180        --
 Due 2017-2021     9.20%     50,000          --    --          --         --  7.69%        260        --
 Due 2022-2026     7.68%    485,000          --    --          --         --  7.69%        377        --
 Due 2027-2031       --          --          --    --          --         --  7.69%        546        --
 Due 2032-2036       --          --          --    --          --         --  7.69%        790        --
 Due 2037-2041       --          --          --    --          --         --  7.69%        635        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------
Total-Jersey Central      1,093,500          --           150,000         --             2,998        --    1,246,498           --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------

Metropolitan Edison Co. -
 Due 2001-2006     7.14%    261,740          --  5.72%    100,000         --  7.69%        171        --
 Due 2007-2011     6.00%      6,960          --    --          --         --  7.69%        248        --
 Due 2012-2016       --          --          --    --          --         --  7.69%        359        --
 Due 2017-2021     6.10%     28,500          --    --          --         --  7.69%        521        --
 Due 2022-2026     8.05%    180,000          --    --          --         --  7.69%        754        --
 Due 2027-2031     5.95%     13,690          --    --          --         --  7.69%      1,092        --
 Due 2032-2036       --          --          --    --          --         --  7.69%      1,581        --
 Due 2037-2041       --          --          --    --          --         --  7.69%      1,271        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------

Total-Metropolitan Edison   490,890          --           100,000         --             5,997        --      596,887           --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------





                                                          FIRSTENERGY CORP.

                                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)



LONG-TERM DEBT (Interest rates reflect weighted average rates) (Cont'd)                                 (In thousands)

                  FIRST MORTGAGE BONDS           SECURED NOTES             UNSECURED NOTES               TOTAL
----------------------------------------------------------------------------------------------------------------------------------
As of December 31,           2001       2000             2001        2000              2001       2000       2001         2000
                             ----       ----             ----        ----              ----       ----       ----         ----
Pennsylvania
 Electric Co. -
   Due 2001-2006   6.13% $    1,025  $       --    --  $       -- $       --  6.02% $  183,086  $     --
   Due 2007-2011   5.44%     27,395          --    --          --         --  6.55%    135,124        --
   Due 2012-2016     --          --          --    --          --         --  7.69%        180        --
   Due 2017-2021   5.80%     20,000          --    --          --         --  6.63%    125,260        --
   Due 2022-2026   6.05%     25,000          --    --          --         --  7.69%        377        --
   Due 2027-2031     --          --          --    --          --         --  7.69%        546        --
   Due 2032-2036     --          --          --    --          --         --  7.69%        790        --
   Due 2037-2041     --          --          --    --          --         --  7.69%        635        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------
  Total-Pennsylvania
   Electric                  73,420          --               --          --           445,998        --  $   519,418  $        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------

FirstEnergy Corp. -
   Due 2001-2006     --          --          --    --          --         --  5.59%  1,550,000        --
   Due 2007-2011     --          --          --    --          --         --  6.45%  1,500,000        --
   Due 2012-2016     --          --          --    --          --         --   --         --          --
   Due 2017-2021     --          --          --    --          --         --   --         --          --
   Due 2022-2026     --          --          --    --          --         --   --         --          --
   Due 2027-2031     --          --          --    --          --         --  7.38%  1,500,000        --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------
Total-FirstEnergy               --           --               --          --         4,550,000        --    4,550,000           --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------


OES Fuel                         --          --  2.72%     81,515     91,620   --           --        --       81,515       91,620
AFN Finance Co. No. 1            --          --  4.18%     15,000         --   --           --        --       15,000           --
AFN Finance Co. No. 3            --          --  4.18%      4,000         --   --           --        --        4,000           --
Bay Shore Power                  --          --  6.23%    145,400    147,500   --           --        --      145,400      147,500
MARBEL Energy Corp.              --          --    --          --         --  4.72%        569       638          569          638
Facilities Services Group        --          --  6.12%     15,735     17,601   --           --        --       15,735       17,601
FirstEnergy Properties           --          --  7.89%      9,902         --   --           --        --        9,902           --
Warrenton River Terminal         --          --  6.00%        776         --   --           --        --          776           --
GPU Capital*                     --          --    --          --         --  6.69%  1,629,582        --    1,629,582           --
GPU Power                        --          --  7.42%    239,373         -- 13.50%     56,048        --      295,421           --
                         ----------  ----------        ---------- ----------        ----------  --------  -----------  -----------
Total                    $3,561,475  $1,905,039        $3,653,701 $3,237,050        $7,392,707  $802,183   14,607,883    5,944,272
                         ==========  ==========        ========== ==========        ==========  ========  -----------  -----------
Capital lease obligations.....................................................................                 19,390      163,242
                                                                                                          -----------  -----------
Net unamortized premium on debt*..............................................................                213,834       85,550
                                                                                                          -----------  -----------
Long-term debt due within one year*..........................................................              (1,975,755)    (451,016)
                                                                                                          -----------  -----------
Total long-term debt*.........................................................................             12,865,352    5,742,048
                                                                                                          -----------  -----------
TOTAL CAPITALIZATION*                                                                                     $21,339,001  $11,204,674
----------------------------------------------------------------------------------------------------------------------------------



* 2001 includes amounts in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                                          FIRSTENERGY CORP.

                                       CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

                                                                                       Accumulated             Unallocated
                                                                            Other        Other                    ESOP
                                     Comprehensive     Number      Par     Paid-In    Comprehensive  Retained    Common
                                        Income       of Shares    Value    Capital    Income (Loss)  Earnings     Stock
                                     -------------   ---------    -----    -------    -------------  --------  -----------
                                                                     (Dollars in thousands)
Balance, January 1, 1999............                237,069,087  $23,707  $3,846,513  $    (439)    $  718,409  $(139,032)
   Net income.......................    $568,299                                                       568,299
   Minimum liability for unfunded
     retirement benefits, net of
     $160,000 of income taxes.......         244                                            244
                                        --------
   Comprehensive income.............    $568,543
                                        ========
   Reacquired common stock..........                 (4,614,800)    (462)   (129,671)
   Centerior acquisition adjustment.                                            (468)
   Allocation of ESOP shares........                                           6,001                                12,256
   Cash dividends on common stock...                                                                  (341,467)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999..........                232,454,287   23,245   3,722,375       (195)       945,241    (126,776)
   Net income.......................    $598,970                                                       598,970
   Minimum liability for unfunded
     retirement benefits, net of
     ($85,000) of income taxes......        (134)                                          (134)
   Unrealized gain on investment in
     securities available for sale..         922                                            922
                                        --------
   Comprehensive income.............    $599,758
                                        ========
   Reacquired common stock..........                 (7,922,707)    (792)   (194,210)
   Allocation of ESOP shares........                                           3,656                                15,044
   Cash dividends on common stock...                                                                  (334,220)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000..........                224,531,580   22,453   3,531,821        593      1,209,991    (111,732)
   GPU acquisition..................                 73,654,696    7,366   2,586,097
   Net income.......................    $646,447                                                       646,447
   Minimum liability for unfunded
     retirement benefits, net of
     $(182,000) of income taxes....         (268)                                          (268)
   Unrealized loss on derivative hedges,
     net of $(116,521,000) of income
     taxes                              (169,408)                                      (169,408)
   Unrealized gain on investments, net
     of $56,000 of income taxes.....          81                                             81
   Unrealized currency translation
     adjustments, net of $(1,000) of
     income taxes                             (1)                                            (1)
                                        --------
   Comprehensive income.............    $476,851
                                        ========
   Reacquired common stock..........                   (550,000)     (55)    (15,253)
   Allocation of ESOP shares........                                          10,595                                14,505
   Cash dividends on common stock...                                                                  (334,633)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001..........                297,636,276  $29,764  $6,113,260  $(169,003)    $1,521,805    $(97,227)
==========================================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.






                                             CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                    Not Subject to                Subject to
                                                 Mandatory Redemption        Mandatory Redemption
                                                 --------------------        --------------------
                                                               Par or                      Par or
                                                  Number       Stated         Number       Stated
                                                 of Shares     Value         of Shares     Value
                                                 ---------     ------        ---------     -----
                                                               (Dollars in thousands)

                Balance, January 1, 1999        12,442,699    $660,195       5,379,044    $334,864
                  Redemptions-
                   7.64%  Series                   (60,000)     (6,000)
                   8.00%  Series                   (58,000)     (5,800)
                   8.45%  Series                                               (50,000)     (5,000)
                   $ 7.35 Series C                                             (10,000)     (1,000)
                   $88.00 Series E                                              (3,000)     (3,000)
                   $91.50 Series Q                                             (10,714)    (10,714)
                   $90.00 Series S                                             (18,750)    (18,750)
                   $9.375 Series                                               (16,900)     (1,690)
--------------------------------------------------------------------------------------------------
                Balance, December 31, 1999      12,324,699     648,395       5,269,680     294,710
                  Redemptions-
                   8.45%  Series                                               (50,000)     (5,000)
                   $ 7.35 Series C                                             (10,000)     (1,000)
                   $88.00 Series E                                              (3,000)     (3,000)
                   $91.50 Series Q                                             (10,714)    (10,714)
                   $90.00 Series S                                             (18,750)    (18,750)
                  Amortization of fair market
                    value adjustments-
                   $ 7.35 Series C                                                             (69)
                   $88.00 Series R                                                          (3,872)
                   $90.00 Series S                                                          (5,734)
                -----------------------------------------------------------------------------------
                Balance, December 31, 2000      12,324,699     648,395       5,177,216     246,571
                  GPU acquisition                  125,000      12,649      13,515,001     365,151
                  Issues-
                   9.00%  Series                                             4,000,000     100,000
                  Redemptions-
                   8.45%  Series                                               (50,000)     (5,000)
                   $ 7.35 Series C                                             (10,000)     (1,000)
                   $88.00 Series R                                             (50,000)    (50,000)
                   $91.50 Series Q                                             (10,716)    (10,716)
                   $90.00 Series S                                             (18,750)    (18,750)
                  Amortization of fair market
                    value adjustments-
                   $ 7.35 Series C                                                             (11)
                   $88.00 Series R                                                          (1,128)
                   $90.00 Series S                                                            (668)
                -----------------------------------------------------------------------------------
                Balance, December 31, 2001      12,449,699    $661,044      22,552,751    $624,449
                ===================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.





                                FIRSTENERGY CORP.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



For the Years Ended December 31,                                         2001             2000              1999
--------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income......................................................      $  646,447       $  598,970        $  568,299
Adjustments to reconcile net income to net
   cash from operating activities:
     Provision for depreciation and amortization................         889,550          933,684           937,976
     Nuclear fuel and lease amortization........................          98,178          113,330           104,928
     Other amortization, net....................................         (11,927)         (11,635)          (10,730)
     Deferred costs recoverable as regulatory assets............         (31,893)              --                --
     Deferred income taxes, net.................................          31,625          (79,429)          (45,054)
     Investment tax credits, net................................         (22,545)         (30,732)          (19,661)
     Cumulative effect of accounting change.....................          14,338               --                --
     Receivables................................................          53,099         (150,520)         (203,567)
     Materials and supplies.....................................         (50,052)         (29,653)           19,631
     Accounts payable...........................................         (84,572)         118,282            82,578
     Other......................................................        (250,564)          45,529            53,906
                                                                      ----------       ----------        ----------
       Net cash provided from operating activities..............       1,281,684        1,507,826         1,488,306
                                                                      ----------       ----------        ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
   Preferred stock..............................................          96,739               --                --
   Long-term debt...............................................       4,338,080          307,512           364,832
   Short-term borrowings, net...................................              --          281,946           163,327
Redemptions and Repayments-
   Common stock.................................................          15,308          195,002           130,133
   Preferred stock..............................................          85,466           38,464            52,159
   Long-term debt...............................................         394,017          901,764           847,006
   Short-term borrowings, net...................................       1,641,484               --                --
Common Stock Dividend Payments..................................         334,633          334,220           341,467
                                                                      ----------       ----------        ----------
       Net cash provided from (used for) financing activities...       1,963,911         (879,992)         (842,606)
                                                                      ----------       ----------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
GPU acquisition, net of cash....................................       2,013,218               --                --
Property additions..............................................         852,449          587,618           624,901
Cash investments................................................         (24,518)         (17,449)          (41,213)
Other...........................................................         233,526          120,195            28,022
                                                                      ----------       ----------        ----------
       Net cash used for investing activities...................       3,074,675          690,364           611,710
                                                                      ----------       ----------        ----------
Net increase (decrease) in cash and cash equivalents............         170,920          (62,530)           33,990
Cash and cash equivalents at beginning of year..................          49,258          111,788            77,798
                                                                      ----------       ----------        ----------
Cash and cash equivalents at end of year*.......................      $  220,178       $   49,258        $  111,788
                                                                      ==========       ==========        ==========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
   Interest (net of amounts capitalized)........................      $  425,737       $  485,374        $  520,072
   Income taxes.................................................      $  433,640       $  512,182        $  441,067



* 2001 excludes amounts in "Assets Pending Sale" in the Consolidated Balance Sheet as of December 31, 2001.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                FIRSTENERGY CORP.

                        CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,                                              2001           2000            1999
---------------------------------------------------------------------------------------------------------------------
                                                                                         (In thousands)
GENERAL TAXES:
Real and personal property...........................................      $  176,916     $  281,374      $  276,227
State gross receipts.................................................         102,335        221,385         220,117
Ohio kilowatt-hour excise............................................         117,979             --              --
Social security and unemployment.....................................          44,480         39,134          37,019
Other................................................................          13,630          5,788          10,689
                                                                           ----------     ----------      ----------
       Total general taxes...........................................      $  455,340     $  547,681      $  544,052
                                                                           ==========     ==========      ==========
PROVISION FOR INCOME TAXES:
Currently payable-
   Federal...........................................................      $  375,108     $  467,045      $  433,872
   State.............................................................          84,322         19,918          25,670
   Foreign...........................................................             108             --             --
                                                                           ----------     ----------      ----------
                                                                              459,538        486,963         459,542
                                                                           ----------     ----------      ----------
Deferred, net-
   Federal...........................................................          37,888        (60,831)        (36,021)
   State.............................................................          (6,177)       (18,598)         (9,033)
   Foreign...........................................................             (86)            --              --
                                                                           ----------     ----------      ----------
                                                                               31,625        (79,429)        (45,054)
                                                                           ----------     ----------      ----------
Investment tax credit amortization...................................         (22,545)       (30,732)        (19,661)
                                                                           ----------     ----------      ----------
       Total provision for income taxes..............................      $  468,618     $  376,802      $  394,827
                                                                           ==========     ==========      ==========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes........................      $1,115,065     $  975,772      $  963,126
                                                                           ==========     ==========      ==========
Federal income tax expense at statutory rate.........................      $  390,273     $  341,520      $  337,094
Increases (reductions) in taxes resulting from-
   Amortization of investment tax credits............................         (22,545)       (30,732)        (19,661)
   State income taxes, net of federal income tax benefit.............          50,794          1,133          10,814
   Amortization of tax regulatory assets.............................          30,419         38,702          23,908
   Amortization of goodwill..........................................          18,416         18,420          19,341
   Preferred stock dividends.........................................          19,733         18,172          22,988
   Other, net........................................................         (18,472)       (10,413)            343
                                                                           ----------     ----------      ----------
       Total provision for income taxes..............................      $  468,618     $  376,802      $  394,827
                                                                           ==========     ==========      ==========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences...........................................      $1,996,937     $1,245,297      $1,878,904
Customer receivables for future income taxes.........................         178,683         62,527         159,577
Competitive transition charge........................................       1,289,438      1,070,161         537,114
Deferred sale and leaseback costs....................................         (77,099)      (128,298)       (129,775)
Nonutility generation costs..........................................        (178,393)            --              --
Unamortized investment tax credits...................................         (86,256)       (85,641)        (96,036)
Unused alternative minimum tax credits...............................              --        (32,215)       (101,185)
Other comprehensive income...........................................        (115,395)            --              --
Other................................................................        (323,696)       (37,724)        (17,334)
                                                                           ----------     ----------      ----------
       Net deferred income tax liability*............................      $2,684,219     $2,094,107      $2,231,265
                                                                           ==========     ==========      ==========


* 2001 excludes amounts in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include FirstEnergy Corp., a public utility holding company, and its principal electric utility operating subsidiaries, Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), Pennsylvania Power Company (Penn), The Toledo Edison Company
(TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). These utility subsidiaries are referred to throughout as "Companies." FirstEnergy's 2001 results include the results of JCP&L, Met-Ed and Penelec for the period November 7, 2001 through December 31, 2001 (see Note 2 - Merger).The consolidated financial statements also include FirstEnergy's other principal subsidiaries: FirstEnergy Solutions Corp. (FES); FirstEnergy
Facilities Services Group, LLC (FEFSG); MYR Group, Inc. (MYR); MARBEL Energy Corporation (MARBEL); FirstEnergy Nuclear Operating Company (FENOC); GPU Capital, Inc.; GPU Power, Inc.; FirstEnergy Service Company (FECO); and GPU Service, Inc. (GPUS). FES provides energy-related products and services and, through its FirstEnergy Generation Corp. (FGCO) subsidiary, operates FirstEnergy's nonnuclear generation business. FENOC operates the Companies' nuclear generating facilities. FEFSG is the parent company of several heating, ventilating, air conditioning and energy management companies, and MYR is a utility infrastructure construction service company. MARBEL is a fully integrated natural gas company. GPU Capital owns and operates electric distribution systems in foreign countries (see Note 2 - Merger) and GPU Power owns and operates generation facilities in foreign countries. FECO and GPUS provide legal, financial and other corporate support services to affiliated FirstEnergy companies. Significant intercompany transactions have been eliminated in consolidation.

          The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC), the New Jersey Board of Public Utilities (NJBPU) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with the current year presentation.

       REVENUES-

          The Companies' principal business is providing electric service to customers in Ohio, Pennsylvania and New Jersey. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service provided through the end of the year.

          Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2001 or 2000, with respect to any particular segment of FirstEnergy's customers.

          CEI and TE sell substantially all of their retail customer receivables to Centerior Funding Corp. (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust completed private sales of $50 million and $150 million of receivables-backed investor certificates in 2000 and 2001, respectively, in transactions that qualified for sale accounting treatment. CFC's creditors are entitled to be satisfied first out of the proceeds of CFC's assets. The 2001 private sale was used to repay a 1996 public sale of $150 million of receivables-backed investor certificates which was replaced under an amended securitization agreement. FirstEnergy's retained interest in the pool of receivables held by the trust (34% as of December 31, 2001) is stated at fair value, reflecting adjustments for anticipated credit losses. Sensitivity analyses reflecting a 10% and 20% increase in the rate of anticipated credit losses did not significantly affect FirstEnergy's retained interest in the pool of receivables. Of the $301 million sold to the trust and outstanding as of December 31, 2001, FirstEnergy had a retained interest in $101 million of the receivables. Accordingly, receivables recorded on the Consolidated Balance Sheets were reduced by approximately $200 million due to these sales. Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2001, totaled approximately $2.2 billion. CEI and TE processed receivables for the trust and received servicing fees of approximately $4.5 million in 2001. Expenses associated with the factoring discount related to the sale of receivables were $12 million in 2001.

       REGULATORY PLANS-

          Ohio's 1999 electric utility restructuring law allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, provided for a five percent reduction on the generation portion of residential customers' bills and the opportunity for utilities to recover transition costs, including regulatory assets. Under this law, the PUCO approved FirstEnergy's transition plan in 2000 as modified by a settlement agreement with major parties to the transition plan, which it filed on behalf of OE, CEI and TE (Ohio Companies). The settlement agreement included approval for recovery of the amounts of transition costs filed in the transition plan through no later than 2006 for OE, mid-2007 for TE and 2008 for CEI, except where a longer period of recovery is provided for in the settlement agreement. The settlement also granted preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 1,120 megawatts (MW) of generation capacity through 2005 at established prices for sales to the Ohio Companies' retail customers. The Ohio Companies' base electric rates for distribution service under their prior respective regulatory plans were extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under their prior regulatory plans were also extended through the Ohio Companies' respective transition cost recovery periods.

          The transition plan itemized, or unbundled, the current price of electricity into its component elements -- including generation, transmission, distribution and transition charges. As required by the PUCO's rules, FirstEnergy's transition plan also resulted in the corporate separation of its regulated and unregulated operations, operational and technical support changes needed to accommodate customer choice, an education program to inform customers of their options under the law, and planned changes in how FirstEnergy's transmission system will be operated to ensure access to all users. Customer prices are frozen through a five-year market development period (2001-2005), except for certain limited statutory exceptions including a 5% reduction in the price of generation for residential customers.

          FirstEnergy's Ohio customers choosing alternative suppliers receive an additional incentive applied to the shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive serves to reduce the amortization of transition costs during the market development period and will be recovered through the extension of the transition cost recovery periods. If the customer shopping goals established in the agreement are not achieved by the end of 2005, the transition cost recovery periods could be shortened for OE, CEI and TE to reduce recovery by as much as $500 million (OE-$250 million, CEI-$170 million and TE-$80 million), but any such adjustment would be computed on a class-by-class and pro-rata basis. Based on annualized shopping levels as of December 31, 2001, FirstEnergy believes the maximum potential recovery reductions are approximately $174 million (OE - $87 million, CEI - $52 million and TE - $35 million).

          New Jersey is also evolving to a competitive electric utility marketplace. In March 2001, the NJBPU issued a Final Decision and Order (Final Order) with respect to JCP&L's rate unbundling, stranded cost and restructuring filings, which superseded its 1999 Summary Order. The Final Order confirms rate reductions set forth in the Summary Order, which remain in effect at increasing levels through July 2003 with rates after July 31, 2003 to be determined in a rate case commencing in 2002. The Final Order also confirms the right of customers to select their generation suppliers effective August 1, 1999, and includes the deregulation of electric generation service costs. The Final Order confirms the establishment of a non-bypassable societal benefits charge to recover costs which include nuclear plant decommissioning and manufactured gas plant remediation, as well as a non-bypassable market transition charge (MTC) primarily to recover stranded costs; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to prior generating asset divestitures until JCP&L's request for an Internal Revenue Service (IRS) ruling regarding the treatment of associated federal income tax benefits is acted upon. Should the IRS ruling support the return of the tax benefits to ratepayers, JCP&L would need to record a corresponding charge to income of approximately $25 million; there would be no effect to FirstEnergy's net income as the contingency existed prior to the merger.

          JCP&L has an obligation to provide basic generation service (BGS), that is, it must act as provider of last resort (PLR) to non-shopping customers as a result of the NJBPU's restructuring plans. JCP&L obtains its supply of electricity to meet its BGS obligation to non-shopping customers almost entirely from contracted and open market purchases. JCP&L is permitted to defer for future collection from customers the amounts by which its costs of supplying BGS to non-shopping customers and costs incurred under nonutility generation (NUG) agreements exceed amounts collected through BGS and MTC rates. As of December 31, 2001, the accumulated deferred cost balance totaled approximately $300 million, after giving effect to the reduction discussed below. The Final Order provided for the ability to securitize stranded costs associated with the divested Oyster Creek Nuclear Generation Station. In February 2002, JCP&L received NJBPU authorization to issue $320 million of transition bonds to securitize the recovery of these costs. The NJBPU order also provides for a usage-based non-bypassable transition bond charge and for the transfer of the bondable transition property to another entity. JCP&L plans to sell transition bonds in the second quarter of 2002 which will be recognized on the Consolidated Balance Sheet. The Final Order also allows for additional securitization of JCP&L's deferred balance to the extent permitted by law upon application by JCP&L and a determination by the NJBPU that the conditions of the New Jersey restructuring legislation are met. There can be no assurance as to the extent, if any, that the NJBPU will permit such securitization.

           The obligation to provide BGS to non-shopping customers was bid out for the period commencing August 1, 2002. In June 2001, the four incumbent New Jersey electric distribution companies, including JCP&L, filed a joint proposal seeking NJBPU approval of a competitive bidding process to procure supply for the provision of BGS for the period of August 1, 2002 through July 31, 2003. In December 2001, the NJBPU authorized the auctioning of BGS to meet the electric demands of all customers who have not selected an alternative supplier. BGS for all four companies, for the period of August 1, 2002 to July 31, 2003, was simultaneously put out for bid. The auction, which ended on

February 13, 2002 and was approved by the NJBPU on February 15, 2002, removed JCP&L's BGS obligation of 5,100 MW for the period from August 1, 2002 to July 31, 2003. The auction represents a transitional mechanism and a different model for the procurement of BGS commencing August 1, 2003 may be adopted.


          On September 26, 2001, the NJBPU approved the merger between FirstEnergy and GPU, Inc., (see Note 2 - Merger) subject to the terms and conditions set forth in a Stipulation of Settlement which had been signed by the major parties in the merger discussions. Under this Stipulation of Settlement, FirstEnergy agreed to reduce JCP&L's regulatory assets by $300 million, in order to ensure that customers receive the benefit of future merger savings. JCP&L wrote off $300 million of its deferred costs upon receipt of the final regulatory approval for the merger, which occurred on October 29, 2001.

          Pennsylvania enacted its electric utility competition law in 1996 with the phase-in of customer choice for generation suppliers completed as of January 1, 2001. The PPUC authorized 1998 rate restructuring plans for Penn, Met-Ed and Penelec which essentially resulted in the deregulation of their respective generation businesses.

          In 2000, the PPUC disallowed a portion of the requested additional stranded costs above those amounts granted in Met-Ed's and Penelec's 1998 rate restructuring plan orders. The PPUC required Met-Ed and Penelec to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. Similar to JCP&L's situation, if the IRS ruling ultimately supports returning these tax benefits to ratepayers, Met-Ed and Penelec would then reduce stranded costs by approximately $12 million and $25 million, respectively, plus interest and record a corresponding charge to income. Similar to JCP&L, there would be no effect to FirstEnergy's net income.

          As a result of their generating asset divestitures, Met-Ed and Penelec obtain their supply of electricity to meet their PLR obligations almost entirely from contracted and open market purchases. During 2000, their purchased power costs substantially exceeded the amounts they could recover under their capped generation rates which are in effect for varying periods, pursuant to their 1998 rate restructuring plans. In November 2000, Met-Ed and Penelec filed a petition with the PPUC seeking permission to defer for future recovery their energy costs in excess of amounts reflected in their capped generation rates. In January 2001, the PPUC consolidated this petition with the FirstEnergy/GPU merger proceeding (see Note 2 - Merger) for consideration and resolution in accordance with the merger procedural schedule.

          In June 2001, Met-Ed, Penelec and FirstEnergy entered into a Settlement Stipulation with all of the major parties in the combined merger and rate relief proceedings, that, in addition to resolving certain issues concerning the PPUC's approval of the FirstEnergy/GPU merger, also addressed Met-Ed's and Penelec's request for PLR rate relief. On June 20, 2001, the PPUC entered orders approving the Settlement Stipulation, which approved the merger and provided Met-Ed and Penelec PLR rate relief. Met-Ed and Penelec are permitted to defer for future recovery the difference between their actual energy costs and those reflected in their capped generation rates, retroactive to January 1, 2001. Deferral accounting will continue for such cost differences through December 31, 2005; should energy costs incurred by Met-Ed and Penelec during that period be below their respective capped generation rates, the difference would be used to reduce their recoverable deferred costs. Met-Ed's and Penelec's PLR obligations have been extended through December 31, 2010. Met-Ed's and Penelec's competitive transition charge (CTC) revenues will be applied first to PLR costs, then to non-NUG stranded costs and finally to NUG stranded costs through December 31, 2010. Met-Ed and Penelec would be permitted to recover any remaining stranded costs through a continuation of the CTC, after December 31, 2010, however, such recovery would extend to no later than December 31, 2015. Any amounts not expected to be recovered by December 31, 2015 would be written off at the time such nonrecovery becomes probable.

          Several parties had filed Petitions for Review with the Commonwealth Court of Pennsylvania regarding the PPUC's orders. On February 21, 2002, the Court affirmed the PPUC decision regarding the FirstEnergy/GPU merger, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding the PLR obligations of Met-Ed and Penelec, and denied the related requests for rate relief by Met-Ed and Penelec. FirstEnergy is considering its response to the Court's decision, which could include asking the Pennsylvania Supreme Court to review the decision. FirstEnergy is unable to predict the outcome of these matters.

          All of the Companies' regulatory assets are expected to continue to be recovered under provisions of the Ohio transition plan and the respective
Pennsylvania and New Jersey regulatory plans. Under the previous regulatory plan, the PUCO had authorized OE to recognize additional capital recovery related to its generating assets (which was reflected as additional depreciation expense) and additional amortization of regulatory assets during the prior regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million, more than the amounts that would have been recognized if the prior regulatory plans were not in effect. These additional amounts were being recovered through rates. Under OE's prior regulatory plan, which was terminated at the end of 2000, and Penn's rate restructuring plan, OE's and Penn's cumulative additional capital recovery and regulatory asset amortization amounted to $1.424 billion.

          The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), was discontinued in 1997 with respect to CEI's and TE's nuclear operations; in
1998 with respect to Penn's, Met-Ed's and Penelec's generation operations; in 1999 with respect to JCP&L's generation operations and in 2000 with respect to OE's generation business and the nonnuclear generation businesses of CEI and TE. JCP&L, Met-Ed and Penelec subsequently divested substantially all of their generating assets. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement, concluding that any supplemental regulated cash flows such as a CTC should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, $1.6 billion of impaired plant investments ($1.2 billion, $304 million and $53 million for OE, CEI and TE, respectively) were recognized as regulatory assets recoverable as transition costs through future regulatory cash flows. The following summarizes net assets included in property, plant and equipment relating to operations for which the application of SFAS 71 was discontinued, compared with the respective company's total assets as of December 31, 2001.
                                SFAS 71
                              Discontinued
                                Net Assets       Total Assets
             --------------------------------------------------------
                                       (In millions)
                OE..........     $  984               $7,218
                CEI.........      1,425                5,856
                TE..........        601                2,572
                Penn........         88                  960
                JCP&L.......         46                8,040
                Met-Ed......         18                3,607
             --------------------------------------------------------

       PROPERTY, PLANT AND EQUIPMENT-

          Property, plant and equipment reflects original cost (except for the Ohio Companies' and Penn's nuclear generating units and the former GPU companies' properties which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. In addition to FirstEnergy's wholly-owned facilities, JCP&L holds a 50% ownership interest in Yards Creek Pumped Storage Facility -- its net book value was approximately $21.5 million as of December 31, 2001. FirstEnergy also shares ownership interests in various foreign properties with an aggregate net book value of $1.9 billion, representing the fair value of FirstEnergy's interest.

          The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The respective annual composite rates for the Companies' electric plant in 2001, 2000 and 1999 (post merger periods only for JCP&L, Met-Ed and Penelec) are shown in the following table:

                                      Annual Composite
                                      Depreciation Rate
         ---------------------------------------------------------
                                  2001      2000       1999
                                  ----      ----       ----

           OE...............      2.7%      2.8%       3.0%
           CEI..............      3.2       3.4        3.4
           TE...............      3.5       3.4        3.4
           Penn.............      2.9       2.6        2.5
           JCP&L............      3.4
           Met-Ed...........      3.0
           Penelec..........      2.9
         ---------------------------------------------------------

          Annual depreciation expense in 2001 included approximately $128.7 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in five nuclear generating units, a demonstration nuclear reactor owned by a wholly-owned subsidiary of JCP&L, Met-Ed and Penelec and decommissioning liabilities for previously divested GPU nuclear generating units. The 2001 amounts reflected increases of approximately $60 million from implementing the Ohio utilities' transition plan in 2001. The Companies' share of the future obligation to decommission these units is approximately $2.5 billion in current dollars and (using a 4.0% escalation rate) approximately $5.4 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Decommissioning of the demonstration nuclear reactor is expected to be completed in 2003; payments for decommissioning of the nuclear generating units are expected to begin in 2014, when actual decommissioning work is expected to begin. The Companies have recovered approximately $568 million for decommissioning through their electric rates from customers through December 31, 2001. The Companies have also recognized an estimated liability of approximately $46.5 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy (DOE), as required by the Energy Policy Act of 1992.

          In July 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting treatment for retirement obligations associated with tangible long-lived assets with adoption required by January 1, 2003. SFAS 143 requires the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. Upon retirement, a gain or loss will be recorded if the costs to settle the retirement obligation differ from the carrying amount. Under the new standard, additional assets and liabilities relating principally to nuclear decommissioning obligations will be recorded, the pattern of expense recognition will change and income from the external decommissioning trusts will be recorded as investment income. FirstEnergy is currently assessing the new standard and has not yet quantified the impact on its financial statements.

       NUCLEAR FUEL-

          Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Companies amortize the cost of nuclear fuel based on the rate of consumption.

       INCOME TAXES-

          Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid.

       RETIREMENT BENEFITS-

          FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. On December 31, 2001, the GPU pension plans were merged with the FirstEnergy plan. FirstEnergy uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2001. The assets of the pension plan consist primarily of common stocks, United States government bonds and corporate bonds. The FirstEnergy and GPU postretirement benefit plans are currently separately maintained; the information shown below is aggregated as of December 31, 2001. Costs for the year 2001 include the former GPU companies' pension and other postretirement benefit costs for the period November 7, 2001 through December 31, 2001.

          FirstEnergy provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. FirstEnergy pays insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by FirstEnergy. FirstEnergy recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

          The following sets forth the funded status of the plans and amounts recognized on the Consolidated Balance Sheets as of December 31:




                                                                                            Other
                                                            Pension Benefits        Postretirement Benefits
                                                            ----------------        -----------------------
                                                            2001        2000           2001       2000
-----------------------------------------------------------------------------------------------------------
                                                                           (In millions)
              Change in benefit obligation:
              Benefit obligation as of January 1......    $1,506.1    $1,394.1     $   752.0     $ 608.4
              Service cost............................        34.9        27.4          18.3        11.3
              Interest cost...........................       133.3       104.8          64.4        45.7
              Plan amendments.........................         3.6        41.3          --          --
              Actuarial loss..........................       123.1        17.3          73.3       121.7
              Voluntary early retirement program......        --          23.4           2.3        --
              GPU acquisition.........................     1,878.3        --           716.9        --
              Benefits paid...........................      (131.4)     (102.2)        (45.6)      (35.1)
              -------------------------------------------------------------------------------------------
              Benefit obligation as of December 31....     3,547.9     1,506.1       1,581.6       752.0
              -------------------------------------------------------------------------------------------

              Change in fair value of plan assets:
              Fair value of plan assets as of January 1    1,706.0     1,807.5          23.0         4.9
              Actual return on plan assets............         8.1         0.7          12.7        (0.2)
              Company contribution....................        --          --            43.3        18.3
              GPU acquisition.........................     1,901.0        --           462.0        --
              Benefits paid...........................      (131.4)     (102.2)         (6.0)       --
              -------------------------------------------------------------------------------------------
              Fair value of plan assets as of December 31  3,483.7     1,706.0         535.0        23.0
              -------------------------------------------------------------------------------------------

              Funded status of plan...................       (64.2)      199.9      (1,046.6)     (729.0)
              Unrecognized actuarial loss (gain)......       222.8       (90.9)        212.8       147.3
              Unrecognized prior service cost.........        87.9        93.1          17.7        20.9
              Unrecognized net transition obligation
               (asset)................................        --          (2.1)       101.6        110.9
              -------------------------------------------------------------------------------------------
              Prepaid (accrued) benefit cost..........    $  246.5    $  200.0     $  (714.5)    $(449.9)
              ===========================================================================================

              Assumptions used as of December 31:
              Discount rate...........................        7.25%       7.75%         7.25%       7.75%
              Expected long-term return on plan assets       10.25%      10.25%        10.25%      10.25%
              Rate of compensation increase...........        4.00%       4.00%         4.00%       4.00%
              ===========================================================================================



           Net pension and other postretirement benefit costs for the three years ended December 31, 2001 were computed as follows:


                                                                                            Other
                                                       Pension Benefits             Postretirement Benefits
                                                 ------------------------         -------------------------
                                                 2001      2000      1999         2001      2000     1999
     ------------------------------------------------------------------------------------------------------
                                                                       (In millions)

     Service cost............................  $  34.9   $  27.4  $  28.3         $18.3     $11.3    $ 9.3
     Interest cost...........................    133.3     104.8    102.0          64.4      45.7     40.7
     Expected return on plan assets..........   (204.8)   (181.0)  (168.1)         (9.9)     (0.5)    (0.4)
     Amortization of transition obligation
      (asset)................................     (2.1)     (7.9)    (7.9)          9.2       9.2      9.2
     Amortization of prior service cost......      8.8       5.7      5.7           3.2       3.2      3.3
     Recognized net actuarial loss (gain)....     --        (9.1)    --             4.9      --       --
     Voluntary early retirement program......      6.1      17.2     --             2.3      --       --
     ------------------------------------------------------------------------------------------------------
     Net benefit cost........................  $ (23.8)  $ (42.9) $ (40.0)        $92.4     $68.9    $62.1
     ======================================================================================================



          The composite health care trend rate assumption is approximately 10% in 2002, 9% in 2003 and 8% in 2004, trending to 4%-6% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase the total service and interest cost components by $14.6 million and the postretirement benefit obligation by $151.2 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $12.7 million and the postretirement benefit obligation by $131.3 million.

       SUPPLEMENTAL CASH FLOWS INFORMATION-

          All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included the 2001 FirstEnergy common stock issuance of $2.6 billion for the GPU acquisition and capital lease transactions amounting to $3.1 million, $89.3 million and $36.2 million for the years 2001, 2000 and 1999, respectively. Commercial paper transactions of OES Fuel, Incorporated (a wholly owned subsidiary of OE) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as currently payable long-term debt on the Consolidated Balance Sheets in anticipation of the expiration of the related long-term financing agreement in March 2002 (see Note 4G).

          All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:


                                                2001                2000
-------------------------------------------------------------------------------
                                        Carrying      Fair   Carrying     Fair
                                         Value       Value    Value      Value
--------------------------------------------------------------------------------
                                                     (In millions)
 Long-term debt*...................     $12,897     $13,097   $5,853     $6,010
 Preferred stock...................     $   636     $   626   $  247     $  243
 Investments other than cash
   and cash equivalents:
     Debt securities:
        Maturity (5-10 years)......     $   439     $   402   $  460     $  441
        Maturity (more than 10 years)       990       1,009    1,026      1,051
     Equity securities.............          15          15       16         16
     All other.....................       1,730       1,734      924        935
--------------------------------------------------------------------------------
                                        $ 3,174     $ 3,160   $2,426     $2,443
================================================================================

 * Excluding approximately $1.75 billion of long-term in 2001 debt related to pending divestitures.

          The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Companies' ratings. Long-term debt and preferred stock subject to mandatory redemption of the former GPU companies were recognized at fair value in connection with the merger.

          The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. The Companies have no securities held for trading purposes.

          Effective December 31, 1998, FirstEnergy began accounting for its commodity price derivatives, entered into specifically for trading purposes, on a mark-to-market basis in accordance with Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities," with gains and losses recognized in the Consolidated Statements of Income.

          On January 1, 2001, FirstEnergy adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133". The cumulative effect to January 1, 2001 was a charge of $8.5 million (net of $5.8 million of income taxes) or $.03 per share of common stock. The reported results of operations for the years ended December 31, 2000 and 1999 would not have been materially different if this accounting had been in effect during those years.

          FirstEnergy is exposed to financial risks resulting from the fluctuation of interest rates and commodity prices, including electricity, natural gas and coal. To manage the volatility relating to these exposures, FirstEnergy uses a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes and, to a lesser extent, for trading purposes. FirstEnergy's Risk Policy Committee, comprised of executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

          FirstEnergy uses derivatives to hedge the risk of price, interest rate and foreign currency fluctuations. FirstEnergy's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The maximum periods over which the variability of electricity and natural gas cash flows are hedged are two and three years, respectively. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. FirstEnergy entered into interest rate derivative transactions during 2001 to hedge a portion of the anticipated interest payments on debt related to the GPU acquisition. Gains and losses from hedges of anticipated interest payments on acquisition debt will be included in net income over the periods that hedged interest payments are made - 5, 10 and 30 years. The current net deferred loss of $169.4 million included in Accumulated Other Comprehensive Loss (AOCL) as of December 31, 2001, for derivative hedging activity, as compared to the December 31, 2000 balance of $44.2 million (including the SFAS 133 cumulative adjustment) in deferred gains, resulted from a $181.1 million reduction related to current hedging activity and a $32.5 million reduction due to net hedge gains included in earnings during the year. Approximately $40.7 million (after tax) of the current net deferred loss on derivative instruments in AOCL is expected to be reclassified to earnings during the next twelve months as hedged transactions occur. However, the fair value of these derivative instruments will fluctuate from period to period based on various market factors and will generally be more than offset by the margin on related sales and revenues.

       REGULATORY ASSETS-

          The Companies recognize, as regulatory assets, costs which the FERC, PUCO, PPUC and NJBPU have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Companies' respective transition and regulatory plans. Based on those plans, the Companies continue to bill and collect cost-based rates for their transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those operations. OE and Penn recognized additional cost recovery of $270 million in 2000 and $257 million in 1999, as additional regulatory asset amortization in accordance with their prior Ohio and current Pennsylvania regulatory plans. The Ohio companies and Penn recognized incremental transition cost recovery aggregating $309 million in accordance with the current Ohio transition plan and Pennsylvania regulatory plan.

          Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                       2001       2000
   -----------------------------------------------------------------------
                                                        (In millions)

   Regulatory transition charge...................   $7,751.5    $3,489.0
   Customer receivables for future income taxes...      433.0       139.9
   Societal benefits charge.......................      166.6        --
   Loss on reacquired debt........................       80.0        51.0
   Employee postretirement benefit costs..........       98.6        15.3
   Nuclear decommissioning, decontamination and
     spent fuel disposal costs....................       80.2        --
   Provider of last resort costs..................      116.2        --
   Property losses and unrecovered plant costs....      104.1        --
   Other..........................................       82.4        32.5
   ----------------------------------------------------------------------
         Total                                       $8,912.6    $3,727.7
   ======================================================================

2.   MERGER:

          On November 7, 2001, the merger of FirstEnergy and GPU became effective pursuant to the Agreement and Plan of Merger, dated August 8, 2000 (Merger Agreement). As a result of the merger, GPU's former wholly owned subsidiaries, including JCP&L, Met-Ed and Penelec (collectively, the Former GPU Companies), became wholly owned subsidiaries of FirstEnergy.

          Under the terms of the Merger Agreement, GPU shareholders received the equivalent of $36.50 for each share of GPU common stock they owned, payable in cash and/or FirstEnergy common stock. GPU shareholders receiving FirstEnergy shares received 1.2318 shares of FirstEnergy common stock for each share of GPU common stock that they exchanged. The elections by GPU shareholders were subject to proration since the total elections received would have resulted in more than one-half of the GPU common stock being exchanged for FirstEnergy shares. FirstEnergy borrowed the funds for the cash portion of the merger consideration, approximately $2.2 billion, through a credit agreement dated as of October 2, 2001, from a group of banks led by Barclay's Bank Plc, as administrative agent; the borrowings were refinanced with long-term debt on November 15, 2001.
FirstEnergy issued nearly 73.7 million shares of its common stock to GPU shareholders for the share portion of the transaction consideration.

          The merger was accounted for by the purchase method of accounting and, accordingly, the Consolidated Statements of Income include the results of the Former GPU Companies beginning November 7, 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by FirstEnergy's management based on information currently available and on current assumptions as to future operations. The merger purchase accounting adjustments, which were recorded in the records of GPU's direct subsidiaries, primarily consist of: (1) revaluation of GPU's international operations to fair value; (2) revaluation of property, plant and equipment; (3) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (4) recognizing additional obligations related to retirement benefits; and (5) recognizing estimated severance and other compensation liabilities. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. The severance and compensation liabilities are based on anticipated workforce reductions reflecting duplicate positions primarily related to corporate support groups including finance, legal, communications, human resources and information technology. The workforce reductions represent the expected reduction of approximately 1,000 employees at a cost of approximately $140 million. Merger related staffing reductions began in late 2001 and the remaining reductions are anticipated to occur through 2003 as merger-related transition assignments are completed.

          The merger greatly expanded the size and scope of our electric business and the goodwill recognized primarily relates to the regulated services segment.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is subject to adjustment within one year of the merger.

                                                (In millions)
      -----------------------------------------------------------
      Current assets...................    $ 1,027
      Goodwill.........................      3,698
      Regulatory assets................      4,352
      Other............................      5,595
                                           -------
          Total assets acquired........                 14,672

      Current liabilities..............     (2,615)
      Long-term debt...................     (2,992)
      Other............................     (4,785)
                                          --------
          Total liabilities assumed....                (10,392)
      Net assets acquired pending sale.                    566
                                                      --------

      Net assets acquired..............               $  4,846


       DIVESTITURES-INTERNATIONAL OPERATIONS

          Prior to consummation of the GPU merger, FirstEnergy identified certain GPU international operations (see below) for divestiture within twelve months of the merger date. These operations constitute individual "lines of business" as defined in Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with physically and operationally separable activities. Application of EITF Issue No. 87-11, "Allocation of Purchase Price to Assets to Be Sold," required that expected, pre-sale cash flows, including incremental interest costs on related acquisition debt, of these operations be considered part of the purchase price allocation. Accordingly, subsequent to the merger date, results of operations and incremental interest costs related to these international subsidiaries have not been included in FirstEnergy's Consolidated
Statement   of  Income.   Additionally,   assets  and   liabilities   of  these
international operations have been segregated under separate captions on the Consolidated Balance Sheet as "Assets Pending Sale" and "Liabilities Related to Assets Pending Sale" (see the tables below). The following entities are included in such captions:

Australia - Gas Transmission (GasNet)
-------------------------------------
GasNet Pty Ltd. and subsidiaries
GPU GasNet Trading Pty Ltd. (and related trusts)

United Kingdom - Electric Distribution
--------------------------------------
Avon Energy Partners Holdings
Avon Energy Partners plc
Midlands Electricity plc
Midlands Power International Ltd.

Argentina - Electric Distribution
---------------------------------
GPU Empresa Distribuidora Electrica Regional S.A. and affiliates

          In December 2001, FirstEnergy divested its Australian gas transmission companies through an initial public offering of GasNet's common stock. The IPO provided net proceeds of $125 million to FirstEnergy and immediately removed $290 million of GasNet-related debt from FirstEnergy's consolidated debt.

          On October 18, 2001, FirstEnergy and Aquila, Inc. (formerly UtiliCorp United) announced that Aquila made an offer to FirstEnergy to purchase Avon Energy Partners Holdings, FirstEnergy's wholly owned holding company of Midlands Electricity plc, for $2.1 billion including the assumption of $1.7 billion of debt. FirstEnergy accepted the offer upon completion of its merger with GPU and regulatory approvals for the transaction have been received by Aquila. One condition of regulatory approval requires that Aquila include a financial partner in the transaction. The transaction must be completed by April 26, 2002, or either party may terminate the original agreement. On March 18, 2002, FirstEnergy announced that it finalized terms of the agreement in which Aquila will acquire a 79.9 percent interest in Avon for approximately $1.9 billion (including the transfer of $1.7 billion of debt).

          FirstEnergy and Aquila together will own all of the outstanding shares of Avon through a jointly owned subsidiary, with each company having a 50-percent voting interest.

          Midlands maintains a defined benefit pension plan covering almost all full-time employees of Midlands. The plan is maintained separately from the FirstEnergy plan and will transfer upon completion of the sale. The pension benefit obligations as of the November 7, 2001 merger date and December 31, 2001 were approximately $1,263 million and $1,264 million, respectively, with the net change primarily due to actuarial gains of $12 million offset by benefits paid of $11 million. The fair values of plan assets as of November 7, 2001 and December 31, 2001, were approximately $1,313 million and $1,291 million, respectively, with the change including benefits paid of approximately $11 million. The 2001 post-merger net periodic benefit income for the last seven weeks of 2001 was approximately $3 million. The plan assumptions as of December 31, 2001 included a discount rate of 6.0%, an expected return on plan assets of 7.0% and a rate of compensation increase of 4.5%.

          As with the other international subsidiaries identified above, GPU's former Argentina operations, including GPU Empresa Distribuidora Electrica Regional S.A., were identified by FirstEnergy for divestiture within twelve months of the merger date. FirstEnergy is actively pursuing the sale of these operations. FirstEnergy has determined the fair value of the Argentina operations based on the best available information as of the date of the merger. Subsequent to that date, a number of economic events have occurred in Argentina which may have an impact on FirstEnergy's ability to realize the estimated fair value of the Argentina operations. These events include currency devaluation, restrictions on repatriation of cash, and the anticipation of future asset sales in that region by competitors. FirstEnergy has determined that the current economic conditions in Argentina have not eroded the fair value recorded for these operations, and as a result, an impairment writedown of this investment is not warranted as of December 31, 2001. FirstEnergy will continue to assess the potential impact of these and other related events on the realizability of the value recorded for the Argentina operations. Other international companies are being considered for sale, however; as of the merger date those sales were not judged to be probable of occurring within twelve months.

          Post-merger results of operations and incremental interest costs for the international operations included in "Assets Pending Sale" and "Liabilities Related to Assets Pending Sale" on FirstEnergy's Consolidated Balance Sheet as of December 31, 2001, are as follows:

Post-Merger Deferred Results of Operations and Interest Costs

                                             International Operations
                                  -------------------------------------------
                                               United
                                  Australia*  Kingdom     Argentina     Total
                                  ----------  -------     ---------     -----
                                                 (In millions)
Revenues.........................    $4.0      $ 99.4      $ 28.5     $131.9
Expenses.........................     2.9        58.3        62.8      124.0
Capitalized incremental interest
  costs..........................     0.5         3.2         1.3        5.0
Net interest charges.............     1.2        20.2         3.2       24.6
Income taxes.....................     0.2       (20.5)      (13.1)     (33.4)
                                  --------------------------------------------
   Net income (loss) capitalized.    $0.2      $ 44.6      $(23.1)    $ 21.7
                                  ============================================

*  Australian operations divested in December 2001


Consolidated Balance Sheets as of December 31, 2001

                                                 International Operations
                                          ----------------------------------
                                           United
                                          Kingdom      Argentina       Total
                                          -------      ---------       -----
Assets Pending Sale
                                                      (In millions)
Current assets........................   $  554          $ 41        $  595
Property, plant and equipment.........    1,738           177         1,915
Investments...........................      142            --           142
Deferred charges......................      691            75           766
                                         -----------------------------------
   Total..............................   $3,125          $293        $3,418
                                         ===================================


Liabilities Related to Assets Pending Sale

Current liabilities:
   Currently payable long-term debt...   $  316          $  2        $  318
   Short-term debt....................      207            27           234
   Other..............................      501             2           503
Long-term debt........................    1,347            85         1,432
Deferred credits*......................     455            13           468
                                         ------------------------------------
   Total..............................   $2,826          $129        $2,955
                                         ====================================

Net Assets Pending Sale...............   $  299          $164        $  463
                                         ====================================

* United Kingdom and Argentina are net of $3 million and $52 million, respectively, related to currency translation adjustments.

       SALE OF GENERATING ASSETS-

          On November 29, 2001, FirstEnergy reached an agreement to sell four coal-fired power plants (with an aggregate net book value of $539 million as of December 31, 2001) totaling 2,535 MW to NRG Energy, Inc. (NRG) for $1.5 billion ($1.355 billion in cash and $145 million in debt assumption). The net, after-tax gain from the sale, based on the difference between the sale price of the plants and their market price used in our Ohio restructuring transition plan, will be credited to customers by reducing the transition cost recovery period. FirstEnergy also entered into a power purchase agreement (PPA) with NRG. Under the terms of the PPA, NRG is obligated to sell to FirstEnergy up to 10.5 billion kilowatt-hours of electricity annually, similar to the average annual output of the plants, through 2005. The sale is expected to close in mid-2002.

3.   LEASES:

          The Companies lease certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

          OE sold portions of its ownership interests in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. CEI and TE also sold portions of their ownership interests in Beaver Valley Unit 2 and Bruce Mansfield Units 1, 2 and 3 and entered into similar operating leases for lease terms of approximately 30 years. During the terms of their respective leases, OE, CEI and TE continue to be responsible, to the extent of their individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. They have the right, at the expiration of the respective basic lease terms, to renew their respective leases. They also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

          OES Finance, Incorporated, a wholly owned subsidiary of OE, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting OE's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to OE as sole owner of OES Finance common stock.

          Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2001, are summarized as follows:

                                       2001          2000         1999
   --------------------------------------------------------------------
                                                 (In millions)
    Operating leases
      Interest element............     $194.1       $202.4       $208.6
      Other.......................      120.5        111.1        110.3
    Capital leases
      Interest element............        8.0         12.3         17.5
      Other.......................       35.5         64.2         76.1
    -------------------------------------------------------------------
         Total rentals............     $358.1       $390.0       $412.5
    ===================================================================

           The future minimum lease payments as of December 31, 2001, are:

                                                     Operating Leases
                                            -----------------------------------
                                Capital       Lease      Capital
                                Leases      Payments      Trusts          Net
--------------------------------------------------------------------------------
                                                       (In millions)
 2002..........................   $ 6.1     $  322.2     $  169.5      $  152.7
 2003..........................     6.2        332.9        176.5         156.4
 2004..........................     6.0        294.9        110.7         184.2
 2005..........................     5.4        314.6        128.8         185.8
 2006..........................     5.4        323.2        140.2         183.0
 Years thereafter..............     9.8      3,131.8      1,095.4       2,036.4
 ------------------------------------------------------------------------------
 Total minimum lease payments..    38.9     $4,719.6     $1,821.1      $2,898.5
                                            ========     ========      ========
 Executory costs...............     8.8
 --------------------------------------
 Net minimum lease payments....    30.1
 Interest portion..............    10.7
 --------------------------------------
 Present value of net minimum
   lease payments..............    19.4
 Less current portion..........     2.0
 --------------------------------------
 Noncurrent portion............   $17.4
 ======================================

          OE invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in OE's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. CEI and TE established the Shippingport Capital Trust to purchase the lease obligation bonds issued on behalf of lessors in their Bruce Mansfield Units 1, 2 and 3 sale and leaseback transactions. The PNBV and Shippingport capital trust arrangements effectively reduce lease costs related to those transactions.

4.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

          There are no restrictions on retained earnings for payment of cash dividends on FirstEnergy's common stock.

     (B) EMPLOYEE STOCK OWNERSHIP PLAN-

          FirstEnergy funds the matching contribution for its 401(k) savings plan through an ESOP Trust. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from OE and acquired 10,654,114 shares of OE's common stock (subsequently converted to FirstEnergy common stock) through market purchases. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 2001, 2000 and 1999, 834,657 shares, 826,873 shares and 627,427 shares, respectively, were allocated to employees with the corresponding expense recognized based on the shares allocated method. The fair value of 5,117,375 shares unallocated as of December 31, 2001, was approximately $179.0 million. Total ESOP-related compensation expense was calculated as follows:

                                                   2001      2000        1999
-----------------------------------------------------------------------------
                                                        (In millions)
 Base compensation...........................      $25.1     $18.7      $18.3
 Dividends on common stock held by the ESOP
   and used to service debt..................       (6.1)     (6.4)      (4.5)
-----------------------------------------------------------------------------
     Net expense.............................      $19.0     $12.3      $13.8
=============================================================================


     (C) STOCK COMPENSATION PLANS-

          In 2001, FirstEnergy assumed responsibility for two new stock-based plans as a result of the merger with GPU. No further stock based compensation can be awarded under the GPU, Inc. Stock Option and Restricted Stock Plan for MYR Group Inc. Employees (MYR Plan) or the 1990 Stock Plan for Employees of GPU, Inc. and Subsidiaries (GPU Plan). All options and restricted stock under both Plans have been converted into FirstEnergy options and restricted stock. Options under the GPU Plan became fully vested on November 7, 2001, and will expire on or before June 1, 2010. Under the MYR Plan, all options and restricted stock maintained their original vesting periods, which range from one to four years, and will expire on or before December 17, 2006.

          Additional stock based plans administered by FirstEnergy include the Centerior Equity Plan (CE Plan) and the FirstEnergy Executive and Director Incentive Compensation Plan (FE Plan). All options are fully vested under the CE Plan, and no further awards are permitted. Outstanding options will expire on or before February 25, 2007. Under the FE Plan, total awards cannot exceed 15 million shares of common stock or their equivalent. Only stock options and restricted stock have been granted, with vesting periods ranging from six months to seven years.

          Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

                                              2001        2000         1999
---------------------------------------------------------------------------

    Restricted common shares granted.....   133,162     208,400       8,000
    Weighted average market price .......    $35.68      $26.63      $30.89
    Weighted average vesting period (years)     3.7         3.8         5.8
    Dividends restricted.................       *           Yes         Yes
    -----------------------------------------------------------------------

     * FE Plan dividends are paid as restricted stock on 4,500 shares; MYR Plan dividends are paid as unrestricted cash on 128,662 shares

           Stock option activity under the FE Programs was as follows:

                                            Number of      Weighted Average
       Stock Option Activity                 Options        Exercise Price
-----------------------------------------------------------------------------
  Balance, December 31, 1998............      364,286            $27.13
  (182,330 options exercisable).........                          24.44

    Options granted.....................    1,811,658             24.90
    Options exercised...................       22,575             21.42
  Balance, December 31, 1999............    2,153,369             25.32
  (159,755 options exercisable).........                          24.87

    Options granted.....................    3,011,584             23.24
    Options exercised...................       90,491             26.00
    Options forfeited...................       52,600             22.20
  Balance,  December 31, 2000...........    5,021,862             24.09
  (473,314 options exercisable).........                          24.11

    Options granted.....................    4,240,273             28.11
    Options exercised...................      694,403             24.24
    Options forfeited...................      120,044             28.07
  Balance, December 31, 2001............    8,447,688             26.04
  (1,828,341 options exercisable).......                          24.83
  ---------------------------------------------------------------------

          As of December 31, 2001, the weighted average remaining contractual life of outstanding stock options was 7.8 years.

          Under the Executive Deferred Compensation Plan, covered employees can direct a portion of their Annual Incentive Award and/or Long Term Incentive Award into an unfunded FirstEnergy Stock Account to receive vested stock units. An additional 20% premium is received in the form of stock units based on the amount allocated to the FirstEnergy Stock Account. Dividends are calculated quarterly on stock units outstanding and are paid in the form of additional stock units. Upon withdrawal, stock units are converted to FirstEnergy shares. Payout occurs three years from the date of deferral. As of December 31, 2001, there were 234,558 stock units outstanding.

          FirstEnergy continues to apply APB 25, "Accounting for Stock Issued to Employees." As required by SFAS 123, "Accounting for Stock-Based Compensation," FirstEnergy has determined pro forma earnings as though FirstEnergy had accounted for employee stock options under the fair value method. The weighted average assumptions used in valuing the options and their resulting fair values are as follows:

                                     2001           2000            1999
----------------------------------------------------------------------------
 Valuation assumptions:
   Expected option term (years)       8.3            7.6             6.4
   Expected volatility.........     23.45%         21.77%          20.03%
   Expected dividend yield.....      5.00%          6.68%           5.97%
   Risk-free interest rate.....      4.67%          5.28%           5.97%
 Fair value per option.........     $4.97          $2.86           $3.42
 ---------------------------------------------------------------------------

          The following table summarizes the pro forma effect of applying fair value accounting to FirstEnergy's stock options.

                                        2001           2000          1999
-----------------------------------------------------------------------------
    Net Income (000)
      As Reported.................   $646,447        $598,970      $568,299
      Pro Forma...................   $642,724        $597,378      $567,876
--------------------------------------------------------------------------------
    Earnings Per Share
      of Common Stock -
    Basic
      As Reported.................      $2.82           $2.69         $2.50
      Pro Forma...................      $2.80           $2.69         $2.50
    Diluted*
      As Reported.................      $2.81           $2.69         $2.50
      Pro Forma...................      $2.79           $2.69         $2.50

   * The denominator used in the calculation of diluted earnings per share of common stock includes the weighted average number of common shares outstanding (used as the denominator for the calculation of basic earnings per share of common stock) plus common stock equivalents resulting from the stock-based compensation plans discussed above-including 723,931 for options and 194,107 for stock units.

     (D) PREFERRED AND PREFERENCE STOCK-

          JCP&L's 7.52% Series K of preferred stock has a restriction which prevents early redemption prior to June 2002. Penn's 7.75% series has a restriction which prevents early redemption prior to July 2003. CEI's $90.00 Series S has no optional redemption provision. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-90 days' notice.

          TE exercised its option to redeem all outstanding shares of five series of preferred stock on February 1, 2002 as follows:

      Series            Outstanding Shares        Call Price
      ------------------------------------------------------
      $  7.76                  150,000              $102.44
      $  7.80                  150,000              $101.65
      $  8.32                  100,000              $102.46
      $ 10.00                  190,000              $101.00
      $  2.21                1,000,000              $ 25.25
      -----------------------------------------------------

          CEI redeemed, pursuant to redemption provisions of its $42.40 Series T issue, all 200,000 shares outstanding on February 1, 2002 at a price of $500 per share.

          Met-Ed's and Penelec's preferred stock authorization consists of 10 million and 11.435 million shares, respectively, without par value. No preferred shares are currently outstanding for the two companies.

          The Companies' preference stock authorization consists of 8 million shares without par value for OE; 3 million shares without par value for CEI; and 5 million shares, $25 par value for TE. No preference shares are currently outstanding.

     (E) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

           Annual sinking fund provisions for the Companies' preferred stock are as follows:

                                                             Redemption
                                                              Price Per
                     Series                Shares              Share
---------------------------------------------------------------------------
CEI                  $ 7.35  C              10,000             $  100
                      90.00  S              17,750              1,000
JCP&L                  8.65% J              83,333                100
                       7.52% K              25,000                100
Penn                  7.625%                 7,500                100
---------------------------------------------------------------------------


          Annual sinking fund requirements for the next five years are $30 million in 2002, $13 million in each year 2003 and 2004, and $4 million in each year 2005 and 2006.

(F)   SUBSIDIARY-OBLIGATED   MANDATORILY   REDEEMABLE  PREFERRED  SECURITIES  OF
      SUBSIDIARY TRUST OR LIMITED PARTNERSHIP HOLDING SOLELY SUBORDINATED DEBENTURES OF SUBSIDIARIES-

          OE and CEI have each formed statutory business trusts as wholly owned financing subsidiaries for which they own all of the respective common securities. Each trust sold preferred securities and invested the gross proceeds in subordinated debentures of the applicable parent company and the sole assets of each trust are the applicable subordinated debentures. In each case, interest payment provisions of the subordinated debentures match the distribution payment provisions of the trust's preferred securities. In addition, upon redemption or payment at maturity of subordinated debentures, the applicable trust's preferred securities will be redeemed on a pro rata basis at their liquidation value.
Under certain circumstances, the applicable subordinated debentures could be distributed to the holders of the outstanding preferred securities of the trust in the event that the trust is liquidated. The applicable parent company has effectively provided a full and unconditional guarantee of payments due on its trust's preferred securities. Their respective trust preferred securities are redeemable at 100% of their principal amount at the option of OE and, beginning in December 2006, at the option of CEI.

          Met-Ed and Penelec have each also formed statutory business trusts for substantially similar transactions as OE and CEI. However, ownership of the respective Met-Ed and Penelec trusts is through separate wholly-owned limited partnerships, of which a wholly-owned subsidiary of each company is the sole general partner. In these transactions, each trust invested the gross proceeds from the sale of its trust preferred securities in the preferred securities of the applicable limited partnership, which in turn invested those proceeds in the 7.35% and 7.34% subordinated debentures of Met-Ed and Penelec, respectively. In each case, the applicable parent company has effectively provided a full and unconditional guarantee of its obligations under its trust's preferred securities. The Met-Ed and Penelec trust preferred securities are redeemable at the option of Met-Ed and Penelec beginning in May 2004 and September 2004, respectively, at 100% of their principal amount.

          Additionally, JCP&L has formed a limited partnership for a substantially similar transaction; however, no statutory trust is involved. That limited partnership, of which JCP&L is the sole general partner, invested the gross proceeds from the sale of its monthly income preferred securities (MIPS) in JCP&L's 8.56% subordinated debentures. JCP&L has effectively provided a full and unconditional guarantee of its obligations under its limited partnership's MIPS. The limited partnership's MIPS are redeemable at the option of JCP&L at 100% of their principal amount. In all of these transactions, interest on the subordinated debentures (and therefore the distributions on trust preferred securities or MIPS) may be deferred for up to 60 months, but the parent company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

          The  following   table  lists  the   subsidiary   trusts  and  limited
partnership and information regarding their preferred securities outstanding as of December 31, 2001.


-----------------------------------------------------------------------------------------
                                           Preferred Securities (a)
                                        ------------------------------
                                                                Stated       Subordinated
                                        Maturity     Rate        Value        Debentures
------------------------------------------------------------------------------------------
                                                                     (In millions)
Ohio Edison Financing Trust (b)......      2025      9.00%        $120.0         $123.7
Cleveland Electric Financing Trust (b)     2031      9.00%        $100.0         $103.1
Met-Ed Capital Trust (c).............      2039      7.35%        $100.0         $103.1
Penelec Capital Trust (c)............      2039      7.34%        $100.0         $103.1
JCP&L, Capital L.P. (b)..............      2044      8.56%        $125.0         $128.9
==========================================================================================


(a)  The liquidation value is $25 per security.
(b)  The sole assets of the trust or limited partnership are the parent company's subordinated debentures with the same rate and maturity date as the preferred securities.
(c)  The sole assets of the trust are the preferred securities of Met-Ed Capital II, L.P. and Penelec
     Capital II, L.P., respectively, whose sole assets are the parent company's subordinated debentures with the same rate and maturity date as the preferred securities.



     (G) LONG-TERM DEBT-

          The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

          Based on the amount of bonds authenticated by the Trustees through December 31, 2001, the Companies' annual sinking and improvement fund requirements for all bonds issued under the mortgages amounts to $66.9 million. OE, TE and Penn expect to deposit funds in 2002 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement. JCP&L, Met-Ed and Penelec expect to fulfill their sinking and improvement fund obligation by providing bondable property additions and/or retired bonds to the Trustee to meet their annual sinking fund requirement.

          Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases and long-term debt included in "Liabilities Related to Assets Pending Sale") for the next five years are:

                              (In millions)
          ---------------------------------
            2002..............  $1,654.7
            2003..............     928.1
            2004..............   1,421.1
            2005..............     853.3
            2006..............   1,432.5
          ---------------------------------

          The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $287.6 million and noncancelable municipal bond insurance policies of $493.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Companies are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 1.00% to 1.375% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

          FirstEnergy had unsecured borrowings of $250 million as of December 31, 2001, supported by a $500 million long-term revolving credit facility agreement which expires November 29, 2004. As of December 31, 2001, FirstEnergy currently pays an annual facility fee of 0.25% on the total credit facility amount. The fee is subject to change based on credit agency ratings for FirstEnergy.

          OE had no unsecured borrowings as of December 31, 2001 under a $250 million long-term revolving credit facility agreement which expires November 18, 2002. OE must pay an annual facility fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that OE maintain unused first mortgage bond capability for the full credit agreement amount under OE's indenture as potential security for the unsecured borrowings.

          CEI and TE have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of CEI and TE in the proportion of 40% and 60%, respectively (see Note 3).

          OE's and Penn's nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $141.5 million long-term bank credit agreement which expires March 31, 2002. FirstEnergy does not anticipate extending the credit agreement. Accordingly, the commercial paper and loans are reflected as currently payable long-term debt on the December 31, 2001 Consolidated Balance Sheet. OES Fuel must pay an annual facility fee of 0.20% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

     (H) COMPREHENSIVE INCOME-

          Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholders' equity except those resulting from transactions with common stockholders. As of December 31, 2001, accumulated other comprehensive income (loss) consisted of a minimum liability for unfunded retirement benefits of $0.6 million, unrealized gains on investments in securities available for sale of $1.0 million and unrealized losses on derivative instrument hedges of $169.4 million.

5.   SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

          Short-term borrowings outstanding as of December 31, 2001, consisted of $688.3 million of bank borrowings and $159.8 million of OES Capital, Incorporated commercial paper. Total borrowings include $233.8 million related to pending divestitures (see Note 2 - Merger) that are included in "Liabilities Related to Assets Pending Sale" on the Consolidated Balance Sheet as of December 31, 2001. OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $170 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expires in 2002.

          FirstEnergy and its subsidiaries have various credit facilities (including a FirstEnergy $1 billion short-term revolving credit facility) with domestic and foreign banks that provide for borrowings of up to $1.291 billion under various interest rate options. OE's short-term borrowings may be made under its lines of credit on its unsecured notes. To assure the availability of these lines, FirstEnergy and its subsidiaries are required to pay annual commitment fees that vary from 0.125% to 0.20%. These lines expire at various times during 2002. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2001 and 2000, were 3.80% and 7.92%, respectively.

6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

       CAPITAL EXPENDITURES-

          FirstEnergy's current forecast reflects expenditures of approximately $3.4 billion for property additions and improvements from 2002-2006, of which approximately $850 million is applicable to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $536 million, of which approximately $54 million applies to 2002. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $507 million and $101 million, respectively, as the nuclear fuel is consumed.

       STOCK REPURCHASE PROGRAM-

          On November 17, 1998, the Board of Directors authorized the repurchase of up to 15 million shares of FirstEnergy's common stock over a three-year period beginning in 1999. Repurchases were made on the open market, at prevailing prices, and were funded primarily through the use of operating cash flows. During 2001, 2000 and 1999, FirstEnergy repurchased and retired 550,000 shares (average price of $27.82 per share), 7.9 million shares (average price of $24.51 per share) and 4.6 million shares (average price of $28.08 per share), respectively.

       NUCLEAR INSURANCE-

          The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. The Companies' maximum potential assessment under the industry retrospective rating plan would be $352.4 million per incident but not more than $40 million in any one year for each incident.

          The Companies are also insured under policies for each nuclear plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $1.2 billion of insurance coverage for replacement power costs. Under these policies, the Companies can be assessed a maximum of approximately $71 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

          The Companies intend to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Companies' plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Companies' insurance policies, or to the extent such insurance becomes unavailable in the future, the Companies would remain at risk for such costs.

       ENVIRONMENTAL MATTERS-

          Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. FirstEnergy estimates additional capital expenditures for environmental compliance of approximately $225 million, which is included in the construction forecast provided under "Capital Expenditures" for 2002 through 2006.

          The Companies are required to meet federally  approved  sulfur dioxide
(SO2) regulations. Violations of such regulations can result in shutdown of the generating unit involved and/or civil or criminal penalties of up to $27,500 for each day the unit is in violation. The Environmental Protection Agency (EPA) has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. The Companies cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

          The Companies are in compliance with the current SO2 and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states and the District of Columbia, including New Jersey, Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. State Implementation Plans (SIP) must comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that requires compliance with the NOx budgets at the Companies' Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Companies' Ohio facilities by May 31, 2004. The Companies continue to evaluate their compliance plans and other compliance options.

          In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone emissions and proposed a new NAAQS for previously unregulated ultra-fine particulate matter. In May 1999, the U.S. Court of Appeals found constitutional and other defects in the new NAAQS rules. In February 2001, the U.S. Supreme Court upheld the new NAAQS rules regulating ultra-fine particulates but found defects in the new NAAQS rules for ozone and decided that the EPA must revise those rules. The future cost of compliance with these regulations may be substantial and will depend if and how they are ultimately implemented by the states in which the Companies operate affected facilities.

          In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against OE and Penn in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, FirstEnergy believes the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

          In December 2000, the EPA announced it would proceed with the development of regulations regarding hazardous air pollutants from electric power plants. The EPA identified mercury as the hazardous air pollutant of greatest concern. The EPA established a schedule to propose regulations by December 2003 and issue final regulations by December 2004. The future cost of compliance with these regulations may be substantial.

          As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. In April 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

          Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, the Companies' proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Companies have been named as "potentially responsible parties" (PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. In addition, JCP&L has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered by JCP&L through a non-bypassable societal benefits charge. The Companies have total accrued liabilities aggregating approximately $60 million as of December 31, 2001. FirstEnergy does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.

       OTHER LEGAL PROCEEDINGS-

           Various lawsuits, claims and proceedings related to FirstEnergy's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant are described below.

          Unit 2 of the Three Mile Island Nuclear Plant (TMI-2) was acquired by FirstEnergy in 2001 as part of the merger with GPU. As a result of the 1979 TMI-2 accident, claims for alleged personal injury against JCP&L, Met-Ed, Penelec and GPU were filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by GPU and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In September 2000, GPU filed for a summary judgment in the District Court. Meanwhile, the plaintiffs appealed to the Third Circuit for a review of the District Court's decision placing limitations on the remaining plaintiffs' suits. In April 2001, the Third Circuit affirmed the District Court's decision. In July 2001, GPU renewed its motion for a summary judgment on the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted GPU's amended motion for summary judgment. On February 14, 2002 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. In addition to the approximately 2,100 claims for which summary judgment has been granted, there is other pending litigation arising out of the TMI-2 accident. This litigation consists of the following: eight personal injury cases that were not consolidated with the above-referenced approximately 2,100 claims; two class actions brought on behalf of plaintiffs alleging additional injuries diagnosed after the filing of the complaints in the above-referenced case; a case alleging exposure during the post-accident cleanup of the TMI-2 plant; and claims by individual businesses for economic loss resulting from the TMI-2 accident. Although unable to predict the outcome of this litigation, FirstEnergy believes that any liability to which it might be subject by reason of the TMI-2 accident will not exceed its financial protection under the Price-Anderson Act.

          In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the territory of JCP&L. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, JCP&L provided unsafe, inadequate or improper service to its customers. Two class action lawsuits (subsequently consolidated into a single proceeding) were filed in New Jersey Superior Court in July 1999 against JCP&L, GPU and other GPU companies seeking compensatory and punitive damages arising from the July 1999 service interruptions in the JCP&L territory. In May 2001, the court denied without prejudice the defendants' motion seeking decertification of the class. Discovery continues in the class action, but no trial date has been set. The judge has set a schedule under which factual legal discovery would conclude in March 2002, and expert reports would be exchanged by June 2002. In October 2001, the court held argument on the plaintiffs' motion for partial summary judgment, which contends that JCP&L is bound to several findings of the NJBPU investigation. The plaintiffs' motion was denied by the Court in November 2001 and the plaintiffs' motion to file an appeal of this decision was denied by the New Jersey Appellate Division. JCP&L has also filed a motion for partial summary judgement that is currently pending before the Superior Court. FirstEnergy is unable to predict the outcome of these matters.

OTHER  COMMITMENTS,  GUARANTEES AND CONTINGENCIES-

          GPU had made significant investments in foreign businesses and facilities through its GPU Electric and GPU Power subsidiaries. Although FirstEnergy will attempt to mitigate its risks related to foreign investments, it faces additional risks inherent in operating in such locations, including foreign currency fluctuations.

          GPU Electric, through its subsidiary, Midlands, has a 40% equity interest in a 586 MW power project in Pakistan (the Uch Power Project), which commenced commercial operations in October 2000. GPU Electric's investment in this project as of December 31, 2001 was approximately $38 million, plus a guaranty letter of credit of $3.6 million, and its share of the projected completion costs represents an additional $4.8 million commitment. Cinergy (the former owner of 50% of Midlands Electricity plc) agreed to fund up to an aggregate of $20 million of the required capital contributions, for a period of one year from July 15, 1999, and "cash losses" which could be incurred on the Uch Power Project, for a period of up to ten years from July 15, 1999. Cinergy has reimbursed GPU Electric $4.9 million through December 31, 2001, leaving a remaining commitment for future cash losses of up to $15.1 million. Midlands also has a 31% equity interest in a 478 MW power project in Turkey (the Trakya Power Project). Trakya is presently engaged in a foreign currency conversion issue with TETTAS (the state owned electricity purchaser). Midlands established a $16.5 million reserve for non-recovery relating to that issue as of December 31, 2001. These commitments and contingencies associated with Midlands will transfer to the new partnership upon completion of the sale discussed in Note 2
- Merger, with FirstEnergy being responsible for its lower proportionate interest.

          EI Barranquilla, a wholly owned subsidiary of GPU Power, is an equity investor in Termobarranquilla S.A., Empresa de Servicios Publicos (TEBSA), which owns a Colombian independent power generation project. As of December 31, 2001, GPU Power has an investment of approximately $109.4 million in TEBSA and is committed, under certain circumstances, to make additional standby equity contributions of $21.3 million, which FirstEnergy has guaranteed. The total outstanding senior debt of the TEBSA project is $315 million at December 31, 2001. The lenders include the Overseas Private Investment Corporation, US Export Import Bank and a commercial bank syndicate. GPU had guaranteed the obligations of the operators of the TEBSA project, up to a maximum of $5.8 million (subject to escalation) under the project's operations and maintenance agreement.

          GPU believed that various events of default have occurred under the loan agreements relating to the TEBSA project. In addition, questions have been raised as to the accuracy and completeness of information provided to various parties to the project in connection with the project's formation. FirstEnergy continues to discuss these issues and related matters with the project lenders, CORELCA (the government owned Colombian electric utility with an ownership interest in the project) and the Government of Colombia.

          Moreover, in September 2001, the DIAN (the Colombian national tax authority) had presented TEBSA with a statement of charges alleging that certain lease payments made under the Lease Agreement with Los Amigos Leasing Company (an indirect wholly owned subsidiary of GPU Power) violated Colombian foreign exchange regulations and were, therefore, subject to substantial penalties. The DIAN has calculated a statutory penalty amounting to approximately $200 million and gave TEBSA two months to respond to the statement of charges. In November 2001, TEBSA filed a formal response to this statement of charges. TEBSA is continuing to review the DIAN's position and has been advised by its Colombian counsel that the DIAN's position is without substantial legal merit. FirstEnergy is unable to predict the outcome of these matters.

7.   SEGMENT INFORMATION:

          FirstEnergy operates under the following reportable segments: regulated services, competitive services and other (primarily corporate support services and international operations acquired in the GPU merger). FirstEnergy's primary segment is its regulated services, which include eight electric utility operating companies in Ohio, Pennsylvania and New Jersey that formerly provided bundled electric service. Its other material business segment consists of the subsidiaries that operate unregulated energy and energy-related businesses.

          The regulated services segment designs, constructs, operates and maintains FirstEnergy's regulated transmission and distribution systems. It also provides generation services to regulated franchise customers who have not chosen an alternative, competitive generation supplier. The regulated services segment obtains a portion of its required generation through power supply agreements with the competitive services segment.

          The competitive services segment includes all domestic unregulated energy and energy-related services including commodity sales (both electricity and natural gas) in the retail and wholesale markets, marketing, generation and sourcing of commodity requirements, as well as other competitive energy-application services. Competitive products are increasingly marketed to customers as bundled services.

          2000 and 1999 financial data are pro forma amounts to represent 2001 business segment organizations and operations. Financial data for these business segments are as follows:



     Segment Financial Information
     -----------------------------

                                           Regulated      Competitive                Reconciling
                                            Services        Services       Other     Adjustments     Consolidated
                                           ---------      -----------      -----     -----------     ------------
                                                                        (In millions)
       2001
       ----
External revenues.....................      $ 5,729         $2,165        $   11      $    94 (a)       $ 7,999
Internal revenues.....................        1,480          2,011           350       (3,841)(b)            --
   Total revenues.....................        7,209          4,176           361       (3,747)            7,999
Depreciation and amortization.........          841             21            28           --               890
Net interest charges..................          571             25            74         (114)(b)           556
Income taxes..........................          469             45           (40)          --               474
Income before cumulative effect of a
   change in accounting...............          640             66           (51)          --               655
Net income............................          640             57           (51)          --               646
Total assets..........................       28,054          2,981         6,317           --            37,352
Property additions....................          447            375            30           --               852

       2000
       ----
External revenues.....................      $ 5,415         $1,545        $    1      $    68 (a)       $ 7,029
Internal revenues.....................        1,364          2,280           306       (3,950)(b)            --
   Total revenues.....................        6,779          3,825           307       (3,882)            7,029
Depreciation and amortization.........          919             13             2           --               934
Net interest charges..................          558             10            19          (58)(b)           529
Income taxes..........................          297             95           (15)          --               377
Net income............................          465            137            (3)          --               599
Total assets..........................       14,682          2,685           574           --            17,941
Property additions....................          422            126            40           --               588

       1999
       ----
External revenues.....................      $ 5,448         $  796        $   60      $    16 (a)       $ 6,320
Internal revenues.....................        1,274          2,240           184       (3,698)(b)            --
   Total revenues.....................        6,722          3,036           244       (3,682)            6,320
Depreciation and amortization.........          928             10            --           --               938
Net interest charges..................          613              8             6          (55)(b)           572
Income taxes..........................          288             90            17           --               395
Net income............................          414            129            25           --               568
Total assets..........................       16,792          1,030           402           --            18,224
Property additions....................          418            207            --           --               625



Reconciling adjustments to segment operating results from internal management reporting to consolidated external financial reporting:

(a)  Principally fuel marketing revenues which are reflected as reductions to expenses for internal management reporting purposes.
(b)  Elimination of intersegment transactions.



     Products and Services
     ---------------------
                                                    Energy Related
                  Electricity      Oil & Gas          Sales and
   Year              Sales           Sales             Services
   ----           -----------      ---------        --------------
                                  (In millions)
   2001             $6,078            $792                $693
   2000              5,537             582                 563
   1999              5,253             203                 503


     2001 Geographic Information    Revenues           Assets
     ---------------------------    --------          ------
                                          (In millions)
     United States...............      $7,991          $32,187
     Foreign countries*..........           8            5,165
                                       ------          -------
       Total.....................      $7,999          $37,352

    * See Note 2 for discussion of planned divestitures of international operations.



8.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):


The following summarizes certain consolidated operating results by quarter for 2001 and 2000.

                                                 March 31,         June 30,      September 30,     December 31,
      Three Months Ended                           2001              2001           2001              2001(a)
----------------------------------------------------------------------------------------------------------------
                                                              (In millions, except per share amounts)

Revenues.......................................  $1,985.7          $1,804.1        $1,951.6          $2,257.9
Expenses.......................................   1,669.4           1,416.7         1,412.1           1,816.0
----------------------------------------------------------------------------------------------------------------
Income Before Interest and Income Taxes........     316.3             387.4           539.5             441.9
Net Interest Charges...........................     126.3             121.0           124.1             184.3
Income Taxes...................................      83.8             120.4           181.3              89.0
----------------------------------------------------------------------------------------------------------------
Income Before
   Cumulative Effect of Accounting Change......     106.2             146.0           234.1             168.6
Cumulative Effect of Accounting Change
   (Net of Income Taxes) (Note 1)..............      (8.5)             --              --                --
----------------------------------------------------------------------------------------------------------------
Net Income.....................................  $   97.7          $  146.0        $  234.1          $  168.6
================================================================================================================
Basic Earnings Per Share of Common Stock:
   Before Cumulative Effect of Accounting Change $    .49          $    .67        $   1.07          $    .64
   Cumulative Effect of Accounting Change
     (Net of Income Taxes) (Note 1)............      (.04)             --              --                --
----------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share of Common Stock.......  $    .45          $    .67        $   1.07          $    .64
----------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share of Common Stock:
   Before Cumulative Effect of Accounting Change $    .49          $    .67        $   1.06          $    .64
   Cumulative Effect of Accounting Change
     (Net of Income Taxes) (Note 1)............      (.04)             --              --                --
----------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share of Common Stock.....  $    .45          $    .67        $   1.06          $    .64
================================================================================================================


(a) Results for the former GPU companies are included from the November 7, 2001 acquisition date through December 31, 2001.




                                                 March 31,         June 30,      September 30,     December 31,
      Three Months Ended                           2000              2000           2000              2000
----------------------------------------------------------------------------------------------------------------
                                                              (In millions, except per share amounts)

Revenues.......................................  $1,607.9          $1,702.1        $1,891.7          $1,827.3
Expenses....................................      1,234.1           1,338.0         1,433.1           1,518.9
----------------------------------------------------------------------------------------------------------------
Income Before Interest and Income Taxes........     373.8             364.1           458.6             308.4
Net Interest Charges...........................     135.0             134.4           131.2             128.5
Income Taxes...................................      97.9              95.1           129.2              54.6
----------------------------------------------------------------------------------------------------------------
Net Income.....................................  $  140.9          $  134.6        $  198.2          $  125.3
================================================================================================================
Basic and Diluted Earnings per Share of
   Common Stock................................  $    .63          $    .60        $    .89          $    .57
================================================================================================================




9.   PRO FORMA COMBINED CONDENSED FIRSTENERGY STATEMENTS OF INCOME (UNAUDITED):

          The following pro forma combined condensed statements of income of FirstEnergy give effect to the FirstEnergy/GPU merger as if it had been consummated on January 1, 2000, with the purchase accounting adjustments actually recognized in the business combination (see Note 2 - Merger). The pro forma combined condensed financial statements have been prepared to reflect the merger under the purchase method of accounting with FirstEnergy acquiring GPU. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses related to the merger, over the net assets acquired (which included existing goodwill of $1.9 billion) is classified as goodwill and amounts to an additional $2.3 billion. In addition, the pro forma adjustments reflect a reduction in debt from application of the proceeds from certain pending divestitures as well as the related reduction in interest costs.

                                                Year Ended December 31,
                                                -----------------------
                                                2001               2000
                                                ----               ----
                                        (In millions, except per share amounts)

Revenues.................................     $12,108             $11,703
Expenses.................................       9,768               9,377
-------------------------------------------------------------------------
Income Before Interest and Income Taxes..       2,340               2,326
Net Interest Charges.....................         941                 977
Income Taxes.............................         561                 527
-------------------------------------------------------------------------
Net Income...............................     $   838             $   822
-------------------------------------------------------------------------
Earnings per Share of Common Stock.......     $  2.87             $  2.77
-------------------------------------------------------------------------