Form 10-K, Exhibit 13
period 2001-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; TOLEDO EDISON CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2002-04-01
CIK 20947, 352049, 77278, 73960, 1031296, 77227, 65350, 53456

OHIO EDISON COMPANY

                       2001 ANNUAL REPORT TO STOCKHOLDERS



           Ohio Edison Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. Ohio Edison engages in the generation, distribution and sale of electric energy to communities in an area of 7,500 square miles in central and northeastern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies.







Contents                                                                 Page
--------                                                                 ----

Selected Financial Data...........................................          1
Management's Discussion and Analysis..............................         2-7
Consolidated Statements of Income.................................          8
Consolidated Balance Sheets.......................................          9
Consolidated Statements of Capitalization.........................        10-11
Consolidated Statements of Common Stockholder's Equity............         12
Consolidated Statements of Preferred Stock........................         12
Consolidated Statements of Cash Flows.............................         13
Consolidated Statements of Taxes..................................         14
Notes to Consolidated Financial Statements........................        15-25
Report of Independent Public Accountants..........................         26




                               OHIO EDISON COMPANY

                             SELECTED FINANCIAL DATA


                                                     2001         2000         1999         1998          1997
-----------------------------------------------------------------------------------------------------------------
                                                                           (In thousands)

Operating Revenues..........................      $3,056,464   $2,726,708   $2,686,949   $2,519,662    $2,473,582
                                                  ---------------------------------------------------------------
Operating Income............................      $  466,819   $  482,321   $  473,042   $  486,920    $  488,568
                                                  ---------------------------------------------------------------
Income Before Extraordinary Item............      $  350,212   $  336,456   $  297,689   $  301,320    $  293,194
                                                  ---------------------------------------------------------------
Net Income..................................      $  350,212   $  336,456   $  297,689   $  270,798    $  293,194
                                                  ---------------------------------------------------------------
Earnings on Common Stock....................      $  339,510   $  325,332   $  286,142   $  258,828    $  280,802
                                                  ---------------------------------------------------------------
Total Assets................................      $7,915,953   $8,154,151   $8,700,746   $8,923,826    $9,158,141
                                                  ---------------------------------------------------------------

Capitalization at December 31:
   Common Stockholder's Equity..............      $2,671,001   $2,556,992   $2,624,460   $2,681,873    $2,724,319
   Preferred Stock:
     Not Subject to Mandatory Redemption....         200,070      200,070      200,070      211,870       211,870
     Subject to Mandatory Redemption........         134,250      135,000      140,000      145,000       150,000
   Long-Term Debt...........................       1,614,996    2,000,622    2,175,812    2,215,042     2,569,802
                                                  ---------------------------------------------------------------
     Total Capitalization...................      $4,620,317   $4,892,684   $5,140,342   $5,253,785    $5,655,991
                                                  ---------------------------------------------------------------

Capitalization Ratios:
   Common Stockholder's Equity..............            57.8%        52.3%        51.1%        51.0%         48.2%
   Preferred Stock:
     Not Subject to Mandatory Redemption....             4.3          4.1          3.9          4.0           3.7
     Subject to Mandatory Redemption........             2.9          2.7          2.7          2.8           2.7
   Long-Term Debt...........................            35.0         40.9         42.3         42.2          45.4
                                                  ---------------------------------------------------------------
     Total Capitalization...................           100.0%       100.0%       100.0%       100.0%        100.0%
                                                  ---------------------------------------------------------------

Distribution Kilowatt-Hour Deliveries (Millions):
   Residential..............................           9,646        9,432        9,483        8,773         8,631
   Commercial...............................           7,967        8,221        8,238        7,590         7,335
   Industrial...............................          10,995       11,631       11,310       10,803        11,202
   Other....................................             152          151          151          150           150
                                                  ---------------------------------------------------------------
   Total....................................          28,760       29,435       29,182       27,316        27,318
                                                  ---------------------------------------------------------------


Customers Served:
   Residential..............................       1,033,414    1,014,379    1,016,793    1,004,552       995,605
   Commercial...............................         118,469      116,931      115,581      113,820       111,189
   Industrial...............................           4,573        4,569        4,627        4,598         4,568
   Other....................................           1,664        1,606        1,539        1,476         1,415
                                                  ---------------------------------------------------------------
   Total....................................       1,158,120    1,137,485    1,138,540    1,124,446     1,112,777
                                                  ---------------------------------------------------------------

Number of Employees (a).....................           1,618        1,647        2,734        2,832         4,215



(a) Reduction in 2000 reflects transfer of responsibility for generation operations to FirstEnergy Corp.'s competitive services unit.


                               OHIO EDISON COMPANY

                           MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION


           This discussion includes forward-looking statements based on information currently available to management that is subject to certain risks and uncertainties. Such statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), and the availability and cost of capital.

Corporate Separation
--------------------

           Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers as a result of legislation which restructured the electric utility industry. That legislation required unbundling the price for electricity into its component elements - including generation, transmission, distribution and transition charges. Also, Ohio utilities that offer both competitive and regulated retail electric services were required to implement a corporate separation plan approved by the Public Utilities Commission of Ohio
(PUCO) -- one which provides a clear separation between regulated and competitive operations. In connection with FirstEnergy's transition plan, FirstEnergy separated its businesses into three distinct units -- a competitive services unit, a regulated services unit and a corporate support services unit. Ohio Edison (OE) and Pennsylvania Power (Penn) are included in the regulated services unit; they continue to deliver power to homes and businesses through their existing distribution systems and maintain the "provider of last resort"
(PLR) obligations under their respective rate plans.

           As a result of the transition plan, FirstEnergy's electric utility operating companies (EUOC) entered into power supply agreements whereby FirstEnergy Solutions Corp. (FES) purchases all of the EUOC nuclear generation, as well as generation from leased fossil generating facilities. FirstEnergy Generation Corp. (FGCO), a wholly owned subsidiary of FES, leases fossil generating units owned by the EUOC. The Ohio EUOC and Penn are "full requirements" customers of FES to enable them to meet their PLR responsibilities in their respective service areas. OE continues to provide power directly to wholesale customers under previously negotiated contracts as well as to alternative energy suppliers as part of OE's market support generation of 560 megawatts (552 megawatts committed as of December 31, 2001).

           The effect on the OE's and Penn's (OE Companies) reported results of operations during 2001 from FirstEnergy's corporate separation plan and the OE Companies' sale of transmission assets to American Transmission Systems, Inc.
(ATSI) in September 2000, are summarized in the following table:

 Corporate Restructuring - 2001 Income Statement Effects
 ---------------------------------------------------------------------------
 Increase (Decrease)
                                       Corporate
                                      Separation      ATSI          Total
                                      ----------      ----          -----
                                                  (In millions)
 Operating Revenues:
   Power supply agreement with FES.... $  355.9      $   --        $  355.9
   Generating units rent..............    178.8          --           178.8
   Ground lease with ATSI.............       --         3.1             3.1
 ----------------------------------------------------------------------------
   Total Operating Revenues Effect.... $  534.7      $  3.1        $  537.8
 ============================================================================
 Operating Expenses and Taxes:
   Fossil fuel costs.................. $ (264.3)(a)  $   --        $ (264.3)
   Purchased power costs..............  1,025.9 (b)      --         1,025.9
   Other operating costs..............   (157.1)(a)    28.6 (d)      (128.5)
   Provision for depreciation
    and amortization                       --         (12.9)(e)       (12.9)
   General taxes......................    (4.8) (c)   (15.2)(e)       (20.0)
   Income taxes.......................   (23.4)         5.2           (18.2)
 ----------------------------------------------------------------------------
   Total Operating Expenses Effect.... $  576.3      $  5.7        $  582.0
 ============================================================================
 Other Income......................... $   --        $ 10.7 (f)    $   10.7
 ============================================================================

(a) Transfer of fossil operations to FGCO.
(b) Purchased power from power supply agreement (PSA).
(c) Payroll taxes related to employees transferred to FGCO.
(d) Transmission services received from ATSI.
(e) Depreciation and property taxes related to transmission assets sold to ATSI.
(f) Interest on note receivable from ATSI.

Results of Operations
---------------------

           Earnings on common stock in 2001 increased 4.4% to $339.5 million in 2001 from $325.3 million. Excluding the effects shown in the table above, earnings on common stock increased by 14.7% in 2001 from 2000, being favorably affected by reduced operating expenses and taxes, and lower net interest charges, which were substantially offset by reduced operating revenues. In 2000, earnings on common stock increased 13.7% to $325.3 million from $286.1 million primarily due to higher operating revenues, lower fuel expenses and reductions in general taxes and net interest charges, which were partially offset by higher nuclear and other operating costs.

           Excluding the effects shown in the table above, operating revenues decreased by $208.0 million or 7.6% in 2001 from 2000 following a $39.8 million increase in 2000 from the prior year. Customer choice in Ohio and the influence of a declining national economy on our regional business activity combined to lower operating revenues. Electric generation services provided by other suppliers in the OE Companies' service area increased to 12.5% of total energy delivered from 1.5% in 2000. Overall, retail generation sales declined in all customer categories resulting in an overall 13.1% reduction in kilowatt-hour sales from the prior year. As part of Ohio's electric utility restructuring law, the implementation of a 5% reduction in generation charges for residential customers reduced operating revenues by approximately $26.6 million in 2001, compared to 2000. Distribution deliveries declined 2.3% in 2001 from the prior year reflecting the impact of a weaker economy that contributed to lower commercial and industrial kilowatt-hour sales. Operating revenues were also lower in 2001 from the prior year due to the absence of revenues associated with the low-income payment plan now administered by the Ohio Department of Development; there was also a corresponding reduction in other operating costs associated with that change. Revenues from kilowatt-hour sales to wholesale customers declined $54.3 million in 2001 from last year, with a corresponding 42.0% reduction in kilowatt-hour sales.

           Additional kilowatt-hour sales to the wholesale market were the largest source of the increase in operating revenues in 2000, compared to the prior year, due to additional available generating capacity. Transmission-related revenues also contributed to the higher operating revenues. These increases were partially offset by lower retail sales, reflecting a softening in the service area economy and cooler summer weather during 2000, compared to the above-normal temperatures experienced in 1999.


  Changes in KWH Sales                        2001               2000
  ---------------------------------------------------------------------
   Increase (Decrease)
  Electric Generation:
    Retail................................   (13.1)%             (0.5)%
    Wholesale.............................   (42.0)%*            43.3%
  ---------------------------------------------------------------------
  Total Electric Generation Sales.........   (20.5)%              7.8%
  =====================================================================
  Distribution Deliveries:
    Residential...........................     2.3%              (1.3)%
    Commercial and industrial.............    (4.5)%             (0.2)%
  ---------------------------------------------------------------------
  Total Distribution Deliveries...........    (2.3)%             (0.5)%
  =====================================================================

  *Excluding PSA kilowatt-hour sales related to restructuring.

Operating Expenses and Taxes

           Total operating expenses and taxes increased by $345.3 million in 2001 and by $30.5 million in 2000 from the prior year. Excluding the effects of restructuring, total 2001 operating expenses and taxes were $236.7 million lower than the prior year. The following table presents changes from the prior year by expense category excluding the impact of restructuring.

 Operating Expenses and Taxes - Changes            2001         2000
 ---------------------------------------------------------------------
  Increase (Decrease)                                (In millions)
 Fuel and purchased power......................  $ (84.1)      $(57.0)
 Nuclear operating costs.......................     14.7         54.1
 Other operating costs.........................    (14.6)        23.8
 --------------------------------------------------------------------
   Total operation and maintenance expenses....    (84.0)        20.9

 Provision for depreciation and amortization...   (140.8)        (3.5)
 General taxes.................................    (52.3)       (14.4)
 Income taxes..................................     40.4         27.5
 --------------------------------------------------------------------
   Total operating expenses and taxes..........  $(236.7)      $ 30.5
 =====================================================================

           The following discussion excludes the effects shown in the preceding table related to the impact of restructuring.

           The decrease in fuel and purchased power costs in 2001, compared to 2000, reflects the transfer of fossil operations costs to FGCO, with the OE Companies' power requirements being provided under the PSA. In 2000, lower fuel expense accounted for almost all of the reduction in fuel and purchased power costs, declining $56.0 million from 1999, despite an 11.1% increase in output from our generating units due to additional nuclear generation, the expiration of an above-market coal contract and continued improvement in coal blending strategies.

           Nuclear operating costs increased by $14.7 million in 2001 from the prior year. Both 2001 and 2000 included two refueling outages; however, the Perry Plant also experienced two forced outages in 2001. In 2000, nuclear operating costs increased by $54.1 million due to refueling outage costs and increased ownership of the Beaver Valley Plant following the Duquesne asset swap in early December 1999. Other operating costs decreased $14.6 million in 2001 from the prior year reflecting a reduction in low-income payment plan customer costs, lower storm damage costs, (the absence of costs incurred in 2000 related to the development of a distribution communications system) reduced reserves for uncollectible accounts and customer program expense, offset in part by the absence in 2001 of gains from the sale of emission allowances. In 2000, other operating costs rose $23.8 million, compared to 1999, reflecting the sale of transmission assets to ATSI in September 2000, which resulted in new charges for transmission services. The higher transmission costs were offset in part by income received from ATSI under a ground lease arrangement and interest income from the promissory note received in connection with the sale. Also contributing to the increase in other operating costs in 2000 were higher reserves established for potentially uncollectible accounts of customers in the steel sector, and the cost of additional leased portable diesel generators. Partially offsetting those higher operating costs were gains realized from the sale of emission allowances.

           Depreciation and amortization decreased by $140.8 million in 2001 from the prior year due to lower incremental transition cost amortization and new deferrals for shopping incentives under FirstEnergy's Ohio transition plan compared to the accelerated cost recovery in connection with our prior regulatory plan. Incremental transition costs recovered in 2001 and cost recovery accelerated under OE's rate plan and Penn's restructuring plan in 2000 and 1999 are summarized by income statement caption in the table below:

  Accelerated Cost Recovery                  2001        2000         1999
  ------------------------------------------------------------------------
                                                     (In millions)
  Depreciation and amortization...........  $232.4      $332.6       $333.3
  Income tax amortization & other.........    41.4        42.6         18.7
  --------------------------------------------------------------------------

  Total Accelerations.....................  $273.8      $375.2       $352.0
  ==========================================================================

           General taxes decreased by $52.3 million in 2001 from 2000 due to reduced property taxes and other state tax changes in connection with the Ohio electric industry restructuring and the successful resolution of certain pending tax issues, which resulted in a one-time benefit of $15 million. The reduction in general taxes was partially offset by $38.0 million of new Ohio franchise taxes in 2001, which are classified as state income taxes on the Consolidated Statements of Income.

Other Income

           In 2000, other income increased $10.1 million, compared to the previous year, principally due to the interest earned on long-term notes from ATSI and short-term loans to other affiliate companies.

Net Interest Charges

           Net interest charges continued to trend lower, decreasing by $16.6 million in 2001 and by $19.4 million in 2000, compared to the prior year. We continued to redeem and refinance our outstanding debt and preferred stock during 2001 -- net redemptions and refinancing activities totaled $19.4 million and $102.4 million, respectively, and will result in annualized savings of $4.1 million.

Capital Resources and Liquidity
-------------------------------

           Our improving financial position reflects ongoing efforts to increase competitiveness and enhance shareholder value. We have continued to strengthen our financial position over the past five years by improving our fixed charge coverage ratios. Our corporate indenture ratio, which is used to measure our ability to issue first mortgage bonds, increased from 6.48 in 1996 to 7.42 in 2001, which enhances our financial flexibility. Over the same period, our charter ratio, a measure of our ability to issue preferred stock, improved from
2.25 to 3.41 and our common stockholder's equity as a percentage of capitalization rose from approximately 45% at the end of 1996 to 58% at the end of 2001. Over the last five years, we have reduced the average cost of long-term debt from 7.76% in 1996 to 6.21% at the end of 2001.

           We had about $113.2 million of cash and temporary investments and $245.8 million of short-term indebtedness as of December 31, 2001. Our unused borrowing capability included $250.0 million under revolving lines of credit and $34.0 million from unused bank facilities. At the end of 2001, we had the capability to issue $1.3 billion of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon applicable earnings coverage tests and our respective charters, we could issue $2.3 billion of preferred stock (assuming no additional debt was issued).

           Following approval of the merger of FirstEnergy and GPU by the New Jersey Board of Public Utilities on September 26, 2001, Standard & Poor's upgraded the OE Companies' corporate credit ratings from BB+ to BBB, OE's senior secured debt rating from BB- to BBB and Penn's senior secured debt rating from BB+ to BBB. Ratings of junior securities were also upgraded to conform to typical rating relationships. The improved credit ratings resulted from FirstEnergy's new consolidated credit profile following the merger. The credit rating outlook of Standard & Poor's and Moody's are both stable for the OE Companies.

           Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without increasing our net debt and preferred stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:



Contractual Obligations
---------------------------------------------------------------------------------------------------------
                                                                                      There-
                                 2002        2003       2004      2005       2006     after      Total
---------------------------------------------------------------------------------------------------------
                                                                (In millions)

Long-term debt................   $409        $249       $97       $137       $ 6      $1,285     $2,183
Short-term borrowings.........    246          --        --         --        --          --        246
Mandatory preferred stock.....      1           1         1          1         1         130        135
Capital leases ...............      4           5         5          4         4           4         26
Operating leases*.............     69          74        80         82        81         997      1,383
Unconditional fuel purchases..     26          36        36         14        --          --        112
---------------------------------------------------------------------------------------------------------
Total.........................   $755        $365      $219       $238       $92      $2,416     $4,085
=========================================================================================================


* Operating lease payments are net of capital trust receipts of $712.8 million (see Note 2).



           Our capital spending for the period 2002-2006 is expected to be about $510 million (excluding nuclear fuel) of which approximately $128 million applies to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $240 million, of which about $23 million relates to 2002. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $230 million and $47 million, respectively, as the nuclear fuel is consumed.

           Off balance sheet obligations primarily consist of sale and leaseback arrangements involving Perry Unit 1 and the Beaver Valley Unit 2, which are reflected in the operating lease payments above (see Note 2 - Leases). The present value as of December 31, 2001, of these sale and leaseback operating lease commitments, net of trust investments, total $699 million.

Interest Rate Risk
------------------

           Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the table below. We are subject to the inherent risks related to refinancing maturing debt by issuing new debt securities. As discussed in Note 2, our investment in the PNBV Capital Trust effectively reduces future lease obligations, also reducing interest rate risk. Changes in the market value of our nuclear decommissioning trust funds are recognized by making corresponding changes to the decommissioning liability, as described in Note 1 - Utility Plant and Depreciation.

           The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.



Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-                Fair
                                 2002       2003       2004       2005       2006        after     Total     Value
--------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Investments other than Cash
   and Cash Equivalents:
Fixed Income.................   $ 27       $ 31      $306       $184        $ 34        $680     $1,262    $1,284
   Average interest rate.....    7.8%       7.9%      7.8%       7.9%        8.1%        7.7%       7.7%
-------------------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate...................   $327       $249      $ 97       $137        $  6        $589     $1,405    $1,480
   Average interest rate ....    7.8%       8.2%      7.3%       7.2%        7.9%        7.1%       7.5%
Variable rate................                                                           $696     $  696    $  702
   Average interest rate.....                                                            3.0%       3.0%
Short-term Borrowings........   $246                                                             $  246    $  246
   Average interest rate.....    2.4%                                                               2.4%
-------------------------------------------------------------------------------------------------------------------
Preferred Stock..............   $  1       $  1      $  1       $  1        $  1        $130     $  135    $  138
   Average dividend rate ....    7.6%       7.6%      7.6%       7.6%        7.6%        8.9%       8.8%
-------------------------------------------------------------------------------------------------------------------


Outlook
-------

           Our industry continues to transition to a more competitive environment. In 2001, all our customers could select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution systems, which remain regulated. Customer rates have been restructured into separate components to support customer choice. In Ohio and Pennsylvania, we have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier subject to certain limits. Adopting new approaches to regulation and experiencing new forms of competition have created new uncertainties.

Regulatory Matters

           Beginning on January 1, 2001 Ohio customers were able to choose their electricity suppliers. Ohio customer rates were restructured to establish separate charges for transmission, distribution, transition cost recovery and a generation-related component. When one of our Ohio customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on the regulated generation component (plus an incentive for OE customers), and the customer receives a generation charge from the alternative supplier. OE has continuing PLR responsibility to its franchise customers through December 31, 2005.

           The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). Transition costs are paid by all customers whether or not they choose an alternative supplier. Under the PUCO-approved transition plan, we assumed the risk of not recovering up to $250 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching from our service to an alternative supplier does not reach 20% for any consecutive twelve-month period by December 31, 2005 - the end of the market development period. As of December 31, 2001, the customer-switching rate, on an annualized basis, implies that our risk of not recovering transition revenue has been reduced to approximately $87 million. We are also committed under the transition agreement to make available 560 MW of our generating capacity to marketers, brokers, and aggregators at set prices, to be used for sales only to retail customers in our Ohio service areas. Through December 31, 2001, approximately 552 MW of the 560 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of December 31, 2001 we had been notified that over 160,000 of our customers requested generation service from other authorized suppliers, including FES, an affiliated company.

Environmental Matters

           We are in compliance with the current sulfur dioxide (SO2) and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities. Various regulatory and judicial actions have since sought to further define NOx reduction requirements (see Note 5 - Environmental Matters). We continue to evaluate our compliance plans and other compliance options.

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

           In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the OE Companies in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act (CAA) based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint against the OE Companies requests the installation of "best available control technology" as well as civil penalties of up to $27,500 per day. Although unable to predict the outcome of these proceedings, we believe the Sammis Plant is in full compliance with the CAA and that the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

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

Legal Matters

           Various lawsuits, claims and proceedings related to our normal business operations are pending against FirstEnergy and its subsidiaries. The most significant applicable to us are described above.

Significant Accounting Policies
-------------------------------

          We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Application of these principles often requires a high degree of judgment, estimates and assumptions that affect our financial results. All of our assets are subject to their own specific risks and uncertainties and are continually reviewed for impairment. Assets related to the application of the policies discussed below are similarly reviewed with their risks and uncertainties reflecting those specific factors. Our more significant accounting policies are described below.

Regulatory Accounting

          The OE Companies are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Ohio and Pennsylvania, a significant amount of regulatory assets have been recorded. As of December 31, 2001, the OE Companies' regulatory assets totaled $2.2 billion. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future. As disclosed in Note 1 - Regulatory Plans, OE's full recovery of transition costs is dependent on achieving 20% customer shopping levels in any twelve-month period by December 31, 2005.

Revenue Recognition

           We follow the accrual method of accounting for revenues, recognizing revenue for kilowatt-hours that have been delivered but not yet been billed through the end of the year. The determination of unbilled revenues requires management to make various estimates including:

   o  Net energy generated or purchased for retail load
   o  Losses of energy over distribution lines
   o  Allocations to distribution companies within the FirstEnergy system
   o Mix of kilowatt-hour usage by residential, commercial and industrial customers
   o Kilowatt-hour usage of customers receiving electricity from alternative suppliers

Recently Issued Accounting Standards
------------------------------------

          In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (SFAS) 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting standards for retirement obligations associated with tangible long-lived assets, with adoption required by January 1, 2003. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases resulting in a period expense. Upon retirement, a gain or loss will be recorded if the cost to settle the retirement obligation differs from the carrying amount. We are currently assessing the new standard and have not yet determined the impact on our financial statements.

          In September 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Statement also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Our adoption of this Statement, effective January 1, 2002, will result in our accounting for any future impairments or disposals of long-lived assets under the provisions of SFAS 144, but will not change the accounting principles used in previous asset impairments or disposals. Application of SFAS 144 is not anticipated to have a major impact on the OE Companies' accounting for impairments or disposal transactions compared to the prior application of SFAS 121 or APB 30.



                                                         OHIO EDISON COMPANY

                                                  CONSOLIDATED STATEMENTS OF INCOME


For the Years Ended December 31,                                                 2001         2000         1999
------------------------------------------------------------------------------------------------------------------
                                                                                         (In thousands)

OPERATING REVENUES......................................................     $3,056,464   $2,726,708    $2,686,949
                                                                             ----------   ----------    ----------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power.............................................      1,096,317      418,790       475,792
   Nuclear operating costs..............................................        381,047      366,387       312,289
   Other operating costs................................................        313,177      456,246       432,476
                                                                             ----------   ----------    ----------
     Total operation and maintenance expenses...........................      1,790,541    1,241,423     1,220,557
   Provision for depreciation and amortization..........................        424,920      578,679       582,197
   General taxes........................................................        153,506      225,849       240,281
   Income taxes.........................................................        220,678      198,436       170,872
                                                                             ----------   ----------    ----------
     Total operating expenses and taxes.................................      2,589,645    2,244,387     2,213,907
                                                                             ----------   ----------    ----------

OPERATING INCOME........................................................        466,819      482,321       473,042

OTHER INCOME............................................................         68,681       55,976        45,846
                                                                             ----------   ----------    ----------

INCOME BEFORE NET INTEREST CHARGES......................................        535,500      538,297       518,888
                                                                             ----------   ----------    ----------

NET INTEREST CHARGES:
   Interest on long-term debt...........................................        150,632      165,409       178,217
   Allowance for borrowed funds used during
     construction and capitalized interest..............................         (2,602)      (9,523)       (4,159)
   Other interest expense...............................................         22,754       31,451        31,971
   Subsidiaries' preferred stock dividend requirements..................         14,504       14,504        15,170
                                                                             ----------   ----------    ----------
     Net interest charges...............................................        185,288      201,841       221,199
                                                                             ----------   ----------    ----------

NET INCOME..............................................................        350,212      336,456       297,689

PREFERRED STOCK DIVIDEND REQUIREMENTS...................................         10,702       11,124        11,547
                                                                             ----------   ----------    ----------

EARNINGS ON COMMON STOCK................................................     $  339,510   $  325,332    $  286,142
                                                                             ==========   ==========    ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.





                                                         OHIO EDISON COMPANY

                                                     CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                        2001             2000
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                        ASSETS
UTILITY PLANT:
   In service......................................................................    $4,979,807       $4,930,844
   Less-Accumulated provision for depreciation.....................................     2,461,972        2,376,457
                                                                                       ----------       ----------
                                                                                        2,517,835        2,554,387
   Construction work in progress-
     Electric plant................................................................        87,061          219,623
     Nuclear Fuel..................................................................        11,822           18,898
                                                                                       ----------       ----------
                                                                                           98,883          238,521
                                                                                       ----------       ----------
                                                                                        2,616,718        2,792,908
                                                                                       ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   PNBV Capital Trust (Note 2).....................................................       429,040          452,128
   Letter of credit collateralization (Note 2).....................................       277,763          277,763
   Nuclear plant decommissioning trusts............................................       277,337          262,042
   Long-term notes receivable from associated companies (Note 3B)..................       505,028          351,545
   Other...........................................................................       303,409          305,848
                                                                                       ----------       ----------
                                                                                        1,792,577        1,649,326
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents.......................................................         4,588           18,269
   Receivables-
     Customers (less accumulated provisions of $4,522,000 and $11,777,000,
       respectively, for uncollectible accounts)...................................       311,744          304,719
     Associated companies..........................................................       523,884          476,993
     Other (less accumulated provision of $1,000,000 for uncollectible
       accounts at both dates)                                                             41,611           34,281
   Notes receivable from associated companies......................................       108,593            1,032
   Materials and supplies, at average cost-
     Owned.........................................................................        53,900           80,534
     Under consignment.............................................................        13,945           51,488
   Prepayments and other...........................................................        50,541           76,934
                                                                                       ----------       ----------
                                                                                        1,108,806        1,044,250
                                                                                       ----------       ----------
DEFERRED CHARGES:
   Regulatory assets...............................................................     2,234,227        2,498,837
   Property taxes..................................................................        58,244           56,429
   Unamortized sale and leaseback costs............................................        75,105           80,103
   Other...........................................................................        30,276           32,298
                                                                                       ----------       ----------
                                                                                        2,397,852        2,667,667
                                                                                       ----------       ----------
                                                                                       $7,915,953       $8,154,151
                                                                                       ==========       ==========

                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity.....................................................    $2,671,001       $2,556,992
   Preferred stock not subject to mandatory redemption.............................       160,965          160,965
   Preferred stock of consolidated subsidiary-
     Not subject to mandatory redemption...........................................        39,105           39,105
     Subject to mandatory redemption...............................................        14,250           15,000
   Company obligated mandatorily redeemable preferred securities of
     subsidiary trust holding solely Company subordinated debentures...............       120,000          120,000
   Long-term debt..................................................................     1,614,996        2,000,622
                                                                                       ----------       ----------
                                                                                        4,620,317        4,892,684
                                                                                       ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock............................       576,962          311,358
   Short-term borrowings (Note 4)-
     Associated companies..........................................................        26,076           19,131
     Other.........................................................................       219,750          296,301
   Accounts payable-
     Associated companies..........................................................       110,784          123,859
     Other.........................................................................        19,819           60,332
   Accrued taxes...................................................................       258,831          232,225
   Accrued interest................................................................        33,053           34,106
   Other...........................................................................        63,140           75,288
                                                                                       ----------       ----------
                                                                                        1,308,415        1,152,600
                                                                                       ----------       ----------
DEFERRED CREDITS:
   Accumulated deferred income taxes...............................................     1,175,395        1,298,845
   Accumulated deferred investment tax credits.....................................        99,193          110,064
   Nuclear plant decommissioning costs.............................................       276,500          261,204
   Other postretirement benefits...................................................       166,594          160,719
   Other...........................................................................       269,539          278,035
                                                                                       ----------       ----------
                                                                                        1,987,221        2,108,867
                                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 2 and 5).................................................................
                                                                                       ----------       ----------
                                                                                       $7,915,953       $8,154,151
                                                                                       ==========       ==========



The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.





                                                         OHIO EDISON COMPANY

                                              CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                                      2001          2000
--------------------------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, without par value, authorized 175,000,000 shares-100 shares
    outstanding                                                                                      $2,098,729     $2,098,729
   Retained earnings (Note 3A)......................................................                    572,272        458,263
                                                                                                     ----------     ----------
       Total common stockholder's equity............................................                  2,671,001      2,556,992
                                                                                                     ----------     ----------

                                               Number of Shares          Optional
                                                  Outstanding         Redemption Price
                                             --------------------   --------------------
                                                2001       2000     Per Share  Aggregate
                                                ----       ----     ---------  ---------
PREFERRED STOCK (Note 3D):
Cumulative, $100 par value-
Authorized 6,000,000 shares
   Not Subject to Mandatory Redemption:
     3.90%................................     152,510    152,510   $103.63     $ 15,804                 15,251         15,251
     4.40%................................     176,280    176,280    108.00       19,038                 17,628         17,628
     4.44%................................     136,560    136,560    103.50       14,134                 13,656         13,656
     4.56%................................     144,300    144,300    103.38       14,917                 14,430         14,430
                                             ---------  ---------               --------             ----------     ----------
                                               609,650    609,650                 63,893                 60,965         60,965
                                             ---------  ---------               --------             ----------     ----------
Cumulative, $25 par value-
Authorized 8,000,000 shares
   Not Subject to Mandatory Redemption:

     7.75%................................   4,000,000  4,000,000     25.00      100,000                100,000        100,000
                                             ---------  ---------               --------             ----------     ----------
       Total Not Subject to
         Mandatory Redemption.............   4,609,650  4,609,650               $163,893                160,965        160,965
                                             =========  =========               ========             ----------     ----------

Cumulative, $100 par value- Subject to
 Mandatory Redemption (Note 3E):
     8.45%................................          --     50,000      --       $     --                     --          5,000
     Redemption Within One Year...........                                                                   --         (5,000)
                                             ---------  ---------               --------             ----------     ----------
       Total Subject to
         Mandatory Redemption.............          --     50,000               $     --                     --             --
                                             =========  =========               ========             ----------     ----------
PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARY (Note 3D):
Pennsylvania Power Company-
Cumulative, $100 par value-
Authorized 1,200,000 shares
   Not Subject to Mandatory Redemption:
     4.24%................................      40,000     40,000   $103.13     $  4,125                  4,000          4,000
     4.25%................................      41,049     41,049    105.00        4,310                  4,105          4,105
     4.64%................................      60,000     60,000    102.98        6,179                  6,000          6,000
     7.75%................................     250,000    250,000     --              --                 25,000         25,000
                                             ---------  ---------               --------             ----------     ----------

       Total Not Subject to Mandatory
         Redemption.......................     391,049    391,049               $ 14,614                 39,105         39,105
                                             =========  =========               ========             ----------     ----------

   Subject to Mandatory Redemption
    (Note 3E):
     7.625%...............................     150,000    150,000    104.58     $ 15,687                 15,000         15,000
     Redemption Within One Year...........                                                                 (750)            --
       Total Subject to Mandatory            ---------  ---------               --------             ----------     ----------
       Redemption                              150,000    150,000               $ 15,687                 14,250         15,000
                                             =========  =========               ========             ----------     ----------

COMPANY OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES OF SUBSIDIARY TRUST
HOLDING SOLELY COMPANY SUBORDINATED
DEBENTURES (Note 3F):
Cumulative, $25 par value-
Authorized 4,800,000 shares
   Subject to Mandatory Redemption:
     9.00%................................   4,800,000  4,800,000   $ 25.00     $120,000                120,000        120,000
                                             =========  =========               ========             ----------     ----------



                                                         OHIO EDISON COMPANY

                                         CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

As of December 31,                      2001     2000                             2001      2000        2001           2000
-----------------------------------------------------------------------------------------------------------------------------
                                                              (In thousands)
LONG-TERM DEBT (Note 3G):
First mortgage bonds:
   Ohio Edison Company-                                 Pennsylvania Power Company-
     7.375% due 2002...............   120,000  120,000     9.740% due 2002-2019. 17,565    18,539
     7.500% due 2002...............    34,265   34,265     7.500% due 2003...... 40,000    40,000
     8.250% due 2002...............   125,000  125,000     6.375% due 2004...... 20,500    20,500
     8.625% due 2003...............   150,000  150,000     6.625% due 2004...... 14,000    14,000
     6.875% due 2005...............    80,000   80,000     8,500% due 2022...... 27,250    27,250
     8.750% due 2022...............    50,960   50,960     7.625% due 2023......  6,500     6,500
                                                                                -------   -------
     7.625% due 2023...............    75,000   75,000
     7.875% due 2023...............    93,500   93,500
                                      -------  -------

Total first mortgage bonds.........   728,725  728,725                          125,815    126,789      854,540        855,514
                                      -------  -------                          -------   --------   ----------     ----------

Secured notes:
   Ohio Edison Company-                                 Pennsylvania Power Company-
     7.930% due 2002...............     2,360   15,887     5.400% due 2013......  1,000      1,000
     7.680% due 2005...............   200,000  200,000     5.400% due 2017...... 10,600     10,600
    *1.550% due 2015...............    19,000   19,000    *1.550% due 2017...... 17,925         --
     6.750% due 2015...............    40,000   40,000     7.150% due 2017......     --     17,925
     7.050% due 2020...............    60,000   60,000     5.900% due 2018...... 16,800     16,800
    *1.550% due 2021...............       443       --    *1.550% due 2021...... 14,482         --
     7.000% due 2021...............        --   69,500     7.150% due 2021......     --     14,482
     7.150% due 2021...............        --      443     6.150% due 2023...... 12,700     12,700
     5.375% due 2028...............    13,522   13,522    *1.750% due 2027...... 10,300     10,300
     5.625% due 2029...............    50,000   50,000     6.450% due 2027...... 14,500     14,500
     5.950% due 2029...............    56,212   56,212     5.375% due 2028......  1,734      1,734
    *1.550% due 2030...............    60,400   60,400     5.450% due 2028......  6,950      6,950
    *1.550% due 2031...............    69,500       --     6.000% due 2028...... 14,250     14,250
    *1.600% due 2033...............    57,100   57,100     5.950% due 2029......    238        238
                                                                                -------   --------
     5.450% due 2033...............    14,800   14,800
     Limited Partnerships-
     7.43% weighted average
       interest rate due 2002-2010.    35,015   24,287
                                      -------  -------

                                      678,352  681,151                          121,479    121,479      799,831        802,630
                                      -------  -------                          -------   --------   ----------     ----------
   OES Fuel-
     2.72% weighted average
       interest rate............................................................                         81,515         91,620
                                                                                                     ----------     ----------
Total secured notes.............................................................                        881,346        894,250
                                                                                                     ----------     ----------

Unsecured notes:
   Ohio Edison Company-                                 Pennsylvania Power Company-
    *7.475% due 2002...............        --   25,000    *5.900% due 2033......  5,200      5,200
                                                                                -------   --------
    *7.413% due 2002...............        --   75,000
    *1.550% due 2014...............    50,000   50,000
    *4.850% due 2015...............    50,000   50,000
    *5.800% due 2016...............    47,725   47,725
    *1.850% due 2018...............    33,000   33,000
    *2.000% due 2018...............    23,000   23,000
    *1.900% due 2023...............    50,000   50,000
    *4.300% due 2033...............    50,000   50,000
    *4.650% due 2033...............   108,000  108,000
    *4.400% due 2033...............    30,000   30,000
                                     --------  -------

Total unsecured notes..............   441,725  541,725                            5,200      5,200      446,925        546,925
                                      -------  -------                          -------   --------   ----------     ----------

Capital lease obligations (Note 2)...........................................................            10,718         12,961
                                                                                                     ----------     ----------
Net unamortized discount on debt.............................................................            (2,321)        (2,670)
                                                                                                     ----------     ----------
Long-term debt due within one year...........................................................          (576,212)      (306,358)
                                                                                                     ----------     ----------
Total long-term debt.........................................................................         1,614,996      2,000,622
                                                                                                     ----------     ----------

TOTAL CAPITALIZATION.........................................................................        $4,620,317     $4,892,684
                                                                                                     ==========     ==========


* Denotes variable rate issue with December 31, 2001 interest rate shown for only December 31, 2001 balances and December 31, 2000 interest rate shown for only December 31, 2000 balances.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                                         OHIO EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY



                                               Comprehensive     Number     Carrying     Retained
                                                  Income        of Shares    Value       Earnings
                                               -------------    ---------   --------     --------
                                                                (Dollars in thousands)

Balance, January 1, 1999................                           100     $2,098,729  $ 583,144
   Net income...........................        $297,689                                 297,689
                                                ========
   Transfer of Penn Power Energy
     to FirstEnergy Services Corp.......                                                   3,302
   Cash dividends on preferred stock....                                                 (11,401)
   Cash dividends on common stock.......                                                (347,003)
-------------------------------------------------------------------------------------------------
Balance, December 31, 1999..............                           100      2,098,729    525,731
   Net income...........................        $336,456                                 336,456
                                                ========
   Cash dividends on preferred stock....                                                 (11,124)
   Cash dividends on common stock.......                                                (392,800)
-------------------------------------------------------------------------------------------------
Balance, December 31, 2000..............                           100      2,098,729    458,263
   Net income...........................        $350,212                                 350,212
                                                ========
   Cash dividends on preferred stock....                                                 (10,703)
   Cash dividends on common stock.......                                                (225,500)
-------------------------------------------------------------------------------------------------
Balance, December 31, 2001..............                           100     $2,098,729  $ 572,272
================================================================================================




                                             CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                          Not Subject to              Subject to
                                                      Mandatory Redemption        Mandatory Redemption
                                                      --------------------        --------------------
                                                       Number          Par         Number        Par
                                                      of Shares      Value        of Shares     Value
                                                      ---------      -----        ---------     -----
                                                                     (Dollars in thousands)

                  Balance, January 1, 1999.........  5,118,699    $211,870      5,100,000     $150,000
                    Redemptions-
                      7.64% Series.................    (60,000)     (6,000)
                      8.00% Series.................    (58,000)     (5,800)
                      8.45% Series.................                               (50,000)      (5,000)
                  -------------------------------------------------------------------------------------
                  Balance, December 31, 1999.......  5,000,699     200,070      5,050,000      145,000
                    Redemptions-
                      8.45% Series.................                               (50,000)      (5,000)
                  -------------------------------------------------------------------------------------
                  Balance, December 31, 2000.......  5,000,699     200,070      5,000,000      140,000
                    Redemptions-
                      8.45% Series.................                               (50,000)      (5,000)
                  -------------------------------------------------------------------------------------
                  Balance, December 31, 2001.......  5,000,699    $200,070      4,950,000     $135,000
                  =====================================================================================




The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                         OHIO EDISON COMPANY

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                                 2001         2000         1999
------------------------------------------------------------------------------------------------------------------
                                                                                        (In thousands)


CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...............................................................     $ 350,212    $ 336,456     $ 297,689
Adjustments to reconcile net income to net
   cash from operating activities:
     Provision for depreciation and amortization.........................       424,920      578,679       582,197
     Nuclear fuel and lease amortization.................................        45,417       52,232        45,850
     Deferred income taxes, net..........................................       (63,945)    (110,038)     (120,149)
     Investment tax credits, net.........................................       (13,346)     (25,035)      (13,793)
     Receivables.........................................................       (61,246)    (279,575)      (43,623)
     Materials and supplies..............................................        64,177       (7,625)       18,257
     Accounts payable....................................................       (53,588)      70,089        14,443
     Other...............................................................       (24,912)       8,753        14,442
                                                                              ---------    ---------     ---------
       Net cash provided from operating activities.......................       667,689      623,936       795,313
                                                                              ---------    ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
   Long-term debt........................................................       111,584      207,283       242,601
   Short-term borrowings, net............................................            --           --        20,113
Redemptions and Repayments-
   Preferred stock.......................................................         5,000        5,000        17,005
   Long-term debt........................................................       233,158      485,178       396,410
   Short-term borrowings, net............................................        69,606       42,864            --
Dividend Payments-
   Common stock..........................................................       225,500      392,800       347,003
   Preferred stock.......................................................        10,703       11,124        11,512
                                                                              ---------    ---------     ---------
       Net cash used for financing activities............................       432,383      729,683       509,216
                                                                              ---------    ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions.......................................................       145,427      279,508       237,199
Loans to associated companies............................................       262,076      206,901            --
Loan payments from associated companies..................................        (1,032)          --            --
Sale of assets to associated companies...................................      (154,596)    (531,633)           --
Other....................................................................        (2,888)       8,383        (5,064)
                                                                              ---------    ---------     ---------
       Net cash used for (provided from) investing activities............       248,987      (36,841)      232,135
                                                                              ---------    ---------     ---------
Net increase (decrease) in cash and cash equivalents.....................       (13,681)     (68,906)       53,962
Cash and cash equivalents at beginning of year...........................        18,269       87,175        33,213
                                                                              ---------    ---------     ---------
Cash and cash equivalents at end of year.................................     $   4,588    $  18,269     $  87,175
                                                                              =========    =========     =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
     Interest (net of amounts capitalized)...............................     $ 180,263    $ 183,117     $ 203,749
                                                                              =========    =========     =========
     Income taxes........................................................     $ 240,882    $ 305,644     $ 308,052
                                                                              =========    =========     =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                         OHIO EDISON COMPANY

                                                  CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,                                                 2001        2000          1999
------------------------------------------------------------------------------------------------------------------
                                                                                        (In thousands)


GENERAL TAXES:
Real and personal property.............................................      $   45,132   $  103,741    $  111,222
State gross receipts...................................................          45,271      104,851       106,926
Ohio kilowatt-hour excise..............................................          55,795           --            --
Social security and unemployment.......................................           4,159       11,964        14,432
Other..................................................................           3,149        5,293         7,701
                                                                             ----------   ----------    ----------
     Total general taxes...............................................      $  153,506   $  225,849    $  240,281
                                                                             ==========   ==========    ==========


PROVISION FOR INCOME TAXES:
Currently payable-
   Federal.............................................................      $  265,305   $  329,616    $  307,462
   State...............................................................          51,121       18,037        18,315
                                                                             ----------   ----------    ----------
                                                                                316,426      347,653       325,777
                                                                             ----------   ----------    ----------

Deferred, net-
   Federal.............................................................         (56,105)    (102,692)     (113,347)
   State...............................................................          (7,840)      (7,346)       (6,802)
                                                                             ----------   ----------    ----------
                                                                                (63,945)    (110,038)     (120,149)
                                                                             ----------   ----------    ----------
Investment tax credit amortization.....................................         (13,346)     (25,035)      (13,793)
                                                                             ----------   ----------    ----------
     Total provision for income taxes..................................      $  239,135   $  212,580    $  191,835
                                                                             ==========   ==========    ==========


INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income.......................................................      $  220,678   $  198,436    $  170,872
Other income...........................................................          18,457       14,144        20,963
                                                                             ----------   ----------    ----------
     Total provision for income taxes..................................      $  239,135   $  212,580    $  191,835
                                                                             ==========   ==========    ==========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes..........................      $  589,347   $  549,036    $  489,524
                                                                             ==========   ==========    ==========
Federal income tax expense at statutory rate...........................      $  206,271   $  192,163    $  171,333
Increases (reductions) in taxes resulting from-
   Amortization of investment tax credits..............................         (13,346)     (25,035)      (13,793)
   State income taxes, net of federal income tax benefit...............          28,133        6,949         7,483
   Amortization of tax regulatory assets...............................          32,020       39,746        24,950
   Other, net..........................................................         (13,943)      (1,243)        1,862
                                                                             ----------   ----------    ----------
     Total provision for income taxes..................................      $  239,135   $  212,580    $  191,835
                                                                             ==========   ==========    ==========


ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Property basis differences.............................................      $  374,138   $  377,521    $  847,479
Allowance for equity funds used during construction....................          36,587       62,604       152,846
Competitive transition charge..........................................         675,652      755,607       344,643
Customer receivables for future income taxes...........................          54,600       68,624       163,500
Deferred sale and leaseback costs......................................         (77,099)     (30,151)      (26,966)
Unamortized investment tax credits.....................................         (38,680)     (39,369)      (51,521)
Deferred gain for asset sale to affiliated company.....................          85,311       73,312            --
Other..................................................................          64,886       30,697        38,497
                                                                             ----------   ----------    ----------
     Net deferred income tax liability.................................      $1,175,395   $1,298,845    $1,468,478
                                                                             ==========   ==========    ==========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Ohio Edison Company (Company) and its wholly owned subsidiaries. Pennsylvania Power Company (Penn) is the Company's principal operating subsidiary. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy holds directly all of the issued and outstanding common shares of its principal electric utility operating subsidiaries, including, the Company and The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). JCP&L, Met-Ed and Penelec were formerly wholly owned subsidiaries of GPU, Inc. which merged with FirstEnergy on November 7, 2001.

           The Company and Penn (Companies) follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

REVENUES-

           The Companies' principal business is providing electric service to customers in central and northeastern Ohio and western Pennsylvania. The Companies' retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

           Receivables from customers include sales to residential, commercial and industrial customers located in the Companies' service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2001 or 2000, with respect to any particular segment of the Companies' customers.

REGULATORY PLANS-

           Ohio's 1999 electric utility restructuring law allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, provided for a five percent reduction on the generation portion of residential customers' bills and the opportunity for utilities to recover transition costs, including regulatory assets. Under this law, the PUCO approved FirstEnergy's transition plan in 2000 as modified by a settlement agreement with major parties to the transition plan, which it filed on behalf of the Company, CEI and TE. The settlement agreement included approval for recovery of the amounts of transition costs filed in the transition plan through no later than 2006 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The settlement also granted preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 560 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The Company's base electric rates for distribution service under its prior regulatory plan were extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan was also extended through the Company's transition cost recovery period.

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

           The Company's customers electing alternative suppliers receive an additional incentive applied to the shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive serves to reduce the amortization of transition costs during the market development period and will be recovered through the extension of the transition cost recovery period. If the customer shopping goals established in the agreement were not achieved by the end of 2005, the transition cost recovery period could have been shortened for the Company to reduce recovery by as much as $250 million, but any such adjustment would be computed on a class-by-class and pro-rata basis. Based on annualized shopping levels as of December 31, 2001, the Company believes that the maximum potential recovery reduction was approximately $87 million.

           Pennsylvania enacted its electric utility competition law in 1996 with the phase-in of customer choice for generation suppliers completed as of January 1, 2001. In 1998, the PPUC authorized a rate restructuring plan for Penn, which essentially resulted in the deregulation of Penn's generation business.

           The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was discontinued with the issuance of the PUCO transition plan order and in 1998 to Penn's generation business. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement concluding that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, $1.2 billion of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows and $227 million were recognized for Penn related to its 1998 impairment of its nuclear generating unit investments to be recovered through a CTC over a seven-year transition period.

           Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued, compared to the respective company's total assets as of December 31, 2001 were $984 million and $7.218 billion, respectively, for the Company and $88 million and $960 million, respectively, for Penn.

           All of the Companies' regulatory assets are expected to continue to be recovered under provisions of the Ohio transition plan and the Pennsylvania rate restructuring plan. Under the previous regulatory plan, the PUCO had authorized the Company to recognize additional capital recovery related to its generating assets (which was reflected as additional depreciation expense) and additional amortization of regulatory assets during the prior regulatory plan period of at least $2 billion, and the PPUC had authorized Penn to accelerate at least $358 million more than the amounts that would have been recognized if the prior regulatory plans were not in effect. These additional amounts were being recovered through rates. Under the Company's prior regulatory plan, which was terminated at the end of 2000, and Penn's rate restructuring plan, the Companies' cumulative additional capital recovery and regulatory asset amortization amounted to $1.424 billion.

UTILITY PLANT AND DEPRECIATION-

           Utility plant reflects the original cost of construction (except for the Companies' nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

           The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for the Company's electric plant was approximately 2.7% in 2001, 2.8% in 2000 and 3.0% in 1999. The annual composite rate for Penn's electric plant was approximately 2.9% in 2001, 2.6% in 2000 and 2.5% in 1999.

           Annual depreciation expense in 2001 included approximately $31.5 million for future decommissioning costs applicable to the Companies' ownership and leasehold interests in three nuclear generating units. The 2001 amounts reflected an increase of approximately $24 million from implementing the Company's transition plan in 2001. The Companies' share of the future obligation to decommission these units is approximately $841 million in current dollars and (using a 4.0% escalation rate) approximately $1.9 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work is expected to begin. The Companies have recovered approximately $129 million for decommissioning through their electric rates from customers through December 31, 2001. The Companies have also recognized an estimated liability of approximately $14.0 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

           In July 2001, the Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting treatment for retirement obligations associated with tangible long-lived assets with adoption required as of January 1, 2003. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. Upon retirement, a gain or loss will be recorded if the cost to settle the retirement obligation differs from the carrying amount. Under the new standard, additional assets and liabilities relating principally to nuclear decommissioning obligations will be recorded, the pattern of expense recognition will change and income from the external decommissioning trust will be recorded as investment income. The Company is currently assessing the new standard and has not yet quantified the impact on its financial statements.

COMMON OWNERSHIP OF GENERATING FACILITIES-

           The Companies, together with CEI and TE, own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Companies' portions of operating expenses associated with jointly owned facilities are included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2001 include the following:


                                                                                                    Companies'
                                   Utility           Accumulated             Construction           Ownership/
                                    Plant            Provision for             Work in              Leasehold
Generating Units                 in Service          Depreciation              Progress             Interest
----------------------------------------------------------------------------------------------------------------
                                                               (In millions)
W. H. Sammis #7..............   $  344.6              $  158.5                 $ --                   68.80%
Bruce Mansfield #1,
   #2 and #3.................      990.2                 578.8                   8.2                  67.18%
Beaver Valley
   #1 and #2.................       45.9                  12.5                   --                   77.81%
Perry........................      326.8                 304.3                   3.5                  35.24%
---------------------------------------------------------------------------------------------------------------
   Total.....................   $1,707.5              $1,054.1                 $11.7
===============================================================================================================


NUCLEAR FUEL-

           Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Companies amortize the cost of nuclear fuel based on the rate of consumption.

INCOME TAXES-

           Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The Companies are included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Companies recognizing any tax losses or credits they contributed to the consolidated return.

RETIREMENT BENEFITS-

           FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Companies' full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. On December 31, 2001, the GPU pension plans were merged with the FirstEnergy plan. The Companies use the projected unit credit method for funding purposes and were not required to make pension contributions during the three years ended December 31, 2001. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds. The FirstEnergy and GPU postretirement benefit plans are currently separately maintained; the information shown below is aggregated as of December 31, 2001.

           The Companies provide a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee deductibles and copayments, are also available to retired employees, their dependents and, under certain circumstances, their survivors. The Companies pay insurance premiums to cover a portion of these benefits in excess of set limits; all amounts up to the limits are paid by the Companies. The Companies recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits.

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:



                                                                                            Other
                                                            Pension Benefits        Postretirement Benefits
                                                            ----------------        -----------------------
                                                            2001        2000           2001       2000
              ---------------------------------------------------------------------------------------------
                                                                           (In millions)
              Change in benefit obligation:

              Benefit obligation as of January 1......    $1,506.1    $1,394.1     $   752.0     $  608.4
              Service cost............................        34.9        27.4          18.3         11.3
              Interest cost...........................       133.3       104.8          64.4         45.7
              Plan amendments.........................         3.6        41.3          --           --
              Actuarial loss..........................       123.1        17.3          73.3        121.7
              Voluntary early retirement program......        --          23.4           2.3         --
              GPU acquisition.........................     1,878.3        --           716.9         --
              Benefits paid...........................      (131.4)     (102.2)        (45.6)       (35.1)
              -------------------------------------------------------------------------------------------
              Benefit obligation as of December 31....     3,547.9     1,506.1       1,581.6        752.0
              -------------------------------------------------------------------------------------------

              Change in fair value of plan assets:
              Fair value of plan assets as of January 1    1,706.0     1,807.5          23.0          4.9
              Actual return on plan assets............         8.1         0.7          12.7         (0.2)
              Company contribution....................        --          --            43.3         18.3
              GPU acquisition.........................     1,901.0        --           462.0         --
              Benefits paid...........................      (131.4)     (102.2)         (6.0)        --
              -------------------------------------------------------------------------------------------
              Fair value of plan assets as of December 31  3,483.7     1,706.0         535.0         23.0
              -------------------------------------------------------------------------------------------

              Funded status of plan...................       (64.2)      199.9      (1,046.6)      (729.0)
              Unrecognized actuarial loss (gain)......       222.8       (90.9)        212.8        147.3
              Unrecognized prior service cost.........        87.9        93.1          17.7         20.9
              Unrecognized net transition obligation
               (asset)                                        --          (2.1)        101.6        110.9
              --------------------------------------------------------------------------------------------
              Prepaid (accrued) benefit cost..........    $  246.5    $  200.0     $  (714.5)     $(449.9)
              ============================================================================================
              Companies' share of prepaid (accrued)
                benefit cost..........................    $  210.7    $  213.9     $  (165.8)     $(157.0)
              ============================================================================================
              Assumptions used as of December 31:
              Discount rate...........................        7.25%       7.75%         7.25%        7.75%
              Expected long-term return on plan assets       10.25%      10.25%        10.25%       10.25%
              Rate of compensation increase...........        4.00%       4.00%         4.00%        4.00%



           FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2001 were computed as follows:



                                                                                           Other
                                                       Pension Benefits             Postretirement Benefits
                                                       ----------------             -----------------------
                                                 2001      2000      1999          2001      2000    1999
     -----------------------------------------------------------------------------------------------------
                                                                         (In millions)

     Service cost............................  $  34.9   $  27.4   $  28.3         $18.3    $11.3    $ 9.3
     Interest cost...........................    133.3     104.8     102.0          64.4     45.7     40.7
     Expected return on plan assets..........   (204.8)   (181.0)   (168.1)         (9.9)    (0.5)    (0.4)
     Amortization of transition obligation
      (asset)                                     (2.1)     (7.9)     (7.9)          9.2      9.2      9.2
     Amortization of prior service cost......      8.8       5.7       5.7           3.2      3.2      3.3
     Recognized net actuarial loss (gain)....     --        (9.1)     --             4.9     --       --
     Voluntary early retirement program......      6.1      17.2      --             2.3     --       --
     ------------------------------------------------------------------------------------------------------
     Net benefit cost........................  $ (23.8)  $ (42.9)  $ (40.0)        $92.4    $68.9    $62.1
     ======================================================================================================
     Companies' share of net benefit cost... . $  (3.2)  $ (19.1)  $ (16.9)        $15.7    $24.7    $25.5
     ------------------------------------------------------------------------------------------------------



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

TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily CEI, TE, ATSI, FirstEnergy Solutions Corp. (FES) and FirstEnergy. The Ohio transition plan, as discussed in the "Regulatory Plans" section, resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. Unregulated operations under FES now operate the generation businesses of the Companies, CEI and TE. As a result, the Companies entered into power supply agreements (PSA) whereby FES purchases all of the Companies' nuclear generation and the Companies purchase their power from FES to meet their "provider of last resort" obligations. The primary affiliated companies transactions, including the effects of the PSA beginning in 2001, the sale and leaseback of the Companies' transmission assets to ATSI in September 2000 and FirstEnergy's providing support services at cost, are as follows:

                                        2001          2000         1999
------------------------------------------------------------------------
                                  (In millions)
Operating Revenues:
PSA revenues with FES...............  $  355.9       $ --         $ --
Generating units rent with FES......     178.8         --           --
Electric sales to CEI...............      --           53.4         27.7
Electric sales to TE................      --           15.9         18.1
Ground lease with ATSI..............      11.9          8.8         --

Operating Expenses:
Purchased power under PSA...........   1,025.9         --           --
ATSI rent expense...................      61.0         32.4         --
FirstEnergy support services........     146.8        119.0        118.2

Other Income:
Interest income from ATSI...........      16.0          5.4         --
Interest income from FES............      12.1         --           --
------------------------------------------------------------------------



SUPPLEMENTAL CASH FLOWS INFORMATION-

           All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $1.3 million and $1.4 million for the years 2000 and 1999, respectively. There were no capital lease transactions in 2001. Commercial paper transactions of OES Fuel, Incorporated (a wholly owned subsidiary of the Company) that have initial maturity periods of three months or less are reported net within financing activities under long-term debt and are reflected as currently payable long-term debt on the Consolidated Balance Sheets in anticipation of the expiration of the related long-term financing agreement in March 2002 (see Note
3F).

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


                                                                2001                           2000
      -------------------------------------------------------------------------------------------------------
                                                        Carrying       Fair            Carrying      Fair
                                                           Value      Value               Value     Value
      -------------------------------------------------------------------------------------------------------
                                                                            (In millions)

      Long-term debt.................................    $2,101      $2,182             $2,205     $2,257
      Preferred stock................................    $  135      $  138             $  140     $  138
      Investments other than cash and cash equivalents:
         Debt securities:
         - Maturity (5-10 years).....................    $  593      $  562             $  460     $  441
         - Maturity (more than 10 years).............       461         514                464        512
         Equity securities...........................        13          13                 13         13
         All other...................................       360         359                342        341
      -------------------------------------------------------------------------------------------------------
                                                         $1,427      $1,448             $1,279     $1,307
      =======================================================================================================



           The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Companies' ratings.

           The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with corresponding changes to the decommissioning liability. The Companies have no securities held for trading purposes.

REGULATORY ASSETS-

           The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Companies' respective transition and rate restructuring plans. Based on those plans, the Companies continue to bill and collect cost-based rates for their transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those operations. The Companies also recognized additional cost recovery of $270 million in 2000 and $257 million in 1999, as additional regulatory asset amortization in accordance with their prior Ohio and current Pennsylvania regulatory plans. The Companies recognized incremental transition cost recovery aggregating $274 million in 2001 in accordance with the current Ohio transition plan and Pennsylvania restructuring plan.

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                      2001               2000
-------------------------------------------------------------------------------
                                                            (In millions)
 Regulatory transition costs......................   $2,050.1          $2,300.6
 Customer receivables for future income taxes.....      139.5             151.9
 Loss on reacquired debt..........................       30.3              29.6
 Employee postretirement benefit costs............       12.3              15.3
 Other............................................        2.0               1.4
-------------------------------------------------------------------------------
        Total.....................................   $2,234.2          $2,498.8
===============================================================================


2.   LEASES

           The Companies lease certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

           The Company sold portions of its ownership interest in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. During the terms of the leases, the Company continues to be responsible, to the extent of its individual combined ownership and leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

           OES Finance, Incorporated, a wholly owned subsidiary of the Company, maintains deposits pledged as collateral to secure reimbursement obligations relating to certain letters of credit supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. The deposits pledged to the financial institution providing those letters of credit are the sole property of OES Finance. In the event of liquidation, OES Finance, as a separate corporate entity, would have to satisfy its obligations to creditors before any of its assets could be made available to the Company as sole owner of OES Finance common stock.

           Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2001, are summarized as follows:

                                 2001           2000           1999
--------------------------------------------------------------------
                                             (In millions)
  Operating leases
    Interest element.........   $102.7          $107.0        $108.5
    Other....................     31.6            35.1          34.4
  Capital leases
    Interest element.........      1.9             2.5           5.3
    Other....................      1.9             2.6           4.4
--------------------------------------------------------------------
    Total rentals............   $138.1          $147.2        $152.6
====================================================================

                The future minimum lease payments as of December 31, 2001, are:

                                                    Operating Leases
                                                    ----------------
                               Capital     Lease       PNBV Capital
                               Leases    Payments          Trust        Net
-------------------------------------------------------------------------------
                                                 (In millions)
 2002......................... $ 4.1      $  130.5        $ 61.0     $   69.5
 2003.........................   4.6         136.9          62.6         74.3
 2004.........................   4.4         137.8          58.3         79.5
 2005.........................   4.4         138.8          56.3         82.5
 2006.........................   4.4         139.9          59.3         80.6
 Years thereafter.............   4.2       1,412.0         415.3        996.7
 ----------------------------------------------------------------------------
 Total minimum lease payments.  26.1      $2,095.9        $712.8     $1,383.1
                                          ========        ======     ========
 Executory costs..............   8.8
 -----------------------------------
 Net minimum lease payments...  17.3
 Interest portion.............   6.5
 -----------------------------------
 Present value of net minimum
   lease payments.............  10.8
 Less current portion.........   1.4
 -----------------------------------
 Noncurrent portion........... $ 9.4
 ===================================


           The Company invested in the PNBV Capital Trust, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company's Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. The PNBV capital trust arrangement effectively reduces lease costs related to those transactions.

3.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

           Under the Company's first mortgage indenture, the Company's consolidated retained earnings unrestricted for payment of cash dividends on the Company's common stock were $505.5 million at December 31, 2001.

     (B) EMPLOYEE STOCK OWNERSHIP PLAN-

           FirstEnergy funds the matching contribution for its 401(k) savings plan through an ESOP Trust. All of the Companies' full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from the Company and acquired 10,654,114 shares of the Company's common stock (subsequently converted to FirstEnergy common stock) through market purchases. The ESOP loan is included in Other Property and Investments on the Consolidated Balance Sheets as of December 31, 2001 and 2000 as an investment with FirstEnergy related to the FirstEnergy savings plan. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made.

     (C) STOCK COMPENSATION PLANS-

           Employees of the Company participate in the FirstEnergy Executive and Director Incentive Compensation Plan (FE Plan) administered by FirstEnergy. Under the FE Plan, total awards cannot exceed 15 million shares of common stock or their equivalent. Only stock options and restricted stock have been granted, with vesting periods ranging from six months to seven years.

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

           The Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As required by SFAS 123, "Accounting for Stock-Based Compensation," the Company has determined pro forma earnings as though the Company had accounted for employee stock options under the fair value method. The weighted average assumptions used in valuing the options and their resulting fair values are as follows:

                                     2001           2000            1999
---------------------------------------------------------------------------
 Valuation assumptions:
   Expected option term (years)       8.3            7.6             6.4
   Expected volatility.........     23.45%         21.77%          20.03%
   Expected dividend yield.....      5.00%          6.68%           5.97%
   Risk-free interest rate.....      4.67%          5.28%           5.97%
 Fair value per option.........     $4.97          $2.86           $3.42
 --------------------------------------------------------------------------

           The following table summarizes the pro forma effect of applying fair value accounting to the Company's stock options.

                                      2001           2000             1999
----------------------------------------------------------------------------
  Earnings on Common Stock (000)
    As Reported.................   $339,510        $325,332         $286,142
    Pro Forma...................   $338,866        $324,761         $285,963
----------------------------------------------------------------------------


     (D) PREFERRED AND PREFERENCE STOCK-

           Penn's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. All other preferred stock may be redeemed by the Companies in whole, or in part, with 30-60 days' notice.

           The Company has eight million authorized and unissued shares of preference stock having no par value.

     (E) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

           Penn's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

           The Companies' preferred shares are retired at $100 per share plus accrued dividends. Annual sinking fund requirements are approximately $750,000 in each year 2002-2006.

     (F) COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
         SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY
         SUBORDINATED DEBENTURES-

           Ohio Edison Financing Trust, a wholly owned subsidiary of the Company, has issued $120 million of 9% Cumulative Trust Preferred Capital Securities. The Company purchased all of the Trust's Common Securities and simultaneously issued to the Trust $123.7 million principal amount of 9% Junior Subordinated Debentures due 2025 in exchange for the proceeds that the Trust received from its sale of Preferred and Common Securities. The sole assets of the Trust are the Subordinated Debentures whose interest and other payment dates coincide with the distribution and other payment dates on the Trust Securities. Under certain circumstances the Subordinated Debentures could be distributed to the holders of the outstanding Trust Securities in the event the Trust is liquidated. The Subordinated Debentures may be optionally redeemed by the Company at a redemption price of $25 per Subordinated Debenture plus accrued interest, in which event the Trust Securities will be redeemed on a pro rata basis at $25 per share plus accumulated distributions. The Company's obligations under the Subordinated Debentures along with the related Indenture, amended and restated Trust Agreement, Guarantee Agreement and the Agreement for expenses and liabilities, constitute a full and unconditional guarantee by the Company of payments due on the Preferred Securities.

     (G) LONG-TERM DEBT-

           The first mortgage indentures and their supplements, which secure all of the Companies' first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Companies.

           Based on the amount of bonds authenticated by the Trustees through December 31, 2001, the Companies' annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $31 million. The Companies expect to deposit funds in 2002 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

           Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                      (In millions)
     ----------------------------------------------
     2002................................. $574.8
     2003.................................  379.0
     2004.................................  258.3
     2005.................................  136.8
     2006.................................    5.6
     --------------------------------------------

           The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $171.5 million and noncancelable municipal bond insurance policies of $238.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Companies are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 1.10% to 1.375% of the amounts of the letters of credit to the issuing banks and are obligated to reimburse the banks for any drawings thereunder.

           The Company has a $250 million long-term revolving credit facility agreement (with no outstanding borrowings as of December 31, 2001) which expires November 18, 2002. The Company must pay an annual fee of 0.20% on the total credit facility amount. In addition, the credit agreement provides that the Company maintain unused first mortgage bond capability for the full credit agreement amount under the Company's indenture as potential security for the unsecured borrowings.

           Nuclear fuel purchases are financed through the issuance of OES Fuel commercial paper and loans, both of which are supported by a $141.5 million long-term bank credit agreement which expires March 31, 2002. The Company does not anticipate extending the credit agreement. Accordingly, the commercial paper and loans are reflected as currently payable long-term debt on the December 31, 2001 Consolidated Balance Sheet. OES Fuel must pay an annual facility fee of 0.20% on the total line of credit and an annual commitment fee of 0.0625% on any unused amount.

4.   SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

           Short-term borrowings outstanding as of December 31, 2001, consisted of $60.0 million of bank borrowings and $159.8 million of OES Capital, Incorporated commercial paper. OES Capital is a wholly owned subsidiary of the Company whose borrowings are secured by customer accounts receivable. OES Capital can borrow up to $170 million under a receivables financing agreement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expires in 2002. As of December 31, 2001, the Company also had total short-term borrowings of $26.1 million from its affiliates. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2001 and 2000, were 2.45% and 6.93%, respectively.

           The Company has lines of credit with domestic banks that provide for borrowings of up to $34 million under various interest rate options. Short-term borrowings may be made under these lines of credit on its unsecured notes. To assure the availability of these lines, the Company is required to pay annual commitment fees of 0.15% to 0.20%. These lines expire at various times during 2002.

5.   COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

           The Companies' current forecasts reflect expenditures of approximately $510 million for property additions and improvements from 2002-2006, of which approximately $128 million is applicable to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $240 million, of which approximately $23 million applies to 2002. During the same periods, the Companies' nuclear fuel investments are expected to be reduced by approximately $230 million and $47 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

           The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on their ownership and leasehold interests in the Beaver Valley Station and the Perry Plant, the Companies' maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $168.2 million per incident but not more than $19.1 million in any one year for each incident.

           The Companies are also insured as to their respective interests in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Companies have also obtained approximately $537 million of insurance coverage for replacement power costs for their respective interests in Beaver Valley and Perry. Under these policies, the Companies can be assessed a maximum of approximately $33.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

ENVIRONMENTAL MATTERS-

           Various federal, state and local authorities regulate the Companies with regard to air and water quality and other environmental matters. In accordance with the Ohio transition plan discussed in "Regulatory Plans" in Note 1, generation operations and any related additional capital expenditures for environmental compliance are the responsibility of FirstEnergy's competitive services business unit.

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

           The Companies are in compliance with the current SO2 and nitrogen oxides (NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Companies' Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. State Implementation Plans (SIP) must comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that requires compliance with the NOx budgets at the Companies' Pennsylvania facilities by May 1, 2003 and Ohio submitted a "draft" SIP that requires compliance with the NOx budgets at the Companies' Ohio facilities by May 31, 2004. FirstEnergy continues to evaluate its compliance plans and other compliance options.

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

           In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Companies in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Companies believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaints are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

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

LEGAL MATTERS-

           Various lawsuits, claims and proceedings related to the Companies' normal business operations are pending against FirstEnergy and its subsidiaries. The most significant applicable to the Companies are described above.


6.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain consolidated operating results by quarter for 2001 and 2000.


                                                    March 31,     June 30,        September 30,     December 31,
        Three Months Ended                            2001          2001              2001              2001
-------------------------------------------------------------------------------------------------------------------
                                                                         (In millions)

Operating Revenues...............................    $783.1        $744.7           $815.7             $712.9
Operating Expenses and Taxes.....................     694.3         606.8            693.2              595.3
-------------------------------------------------------------------------------------------------------------------
Operating Income.................................      88.8         137.9            122.5              117.6
Other Income.....................................      12.4          17.8             18.7               19.8
Net Interest Charges.............................      47.0          50.5             45.0               42.8
-------------------------------------------------------------------------------------------------------------------
Net Income.......................................    $ 54.2        $105.2           $ 96.2             $ 94.6
===================================================================================================================
Earnings on Common Stock.........................    $ 51.5        $102.5           $ 93.5             $ 92.0
===================================================================================================================




                                                    March 31,     June 30,        September 30,     December 31,
        Three Months Ended                            2000          2000              2000              2000
----------------------------------------------------------------------------------------------------------------
                                                                         (In millions)

Operating Revenues...............................    $644.4        $667.2           $733.9             $681.2
Operating Expenses and Taxes.....................     524.9         533.1            604.6              581.8
----------------------------------------------------------------------------------------------------------------
Operating Income.................................     119.5         134.1            129.3               99.4
Other Income.....................................      12.3          11.5             16.4               15.8
Net Interest Charges.............................      51.0          51.8             51.4               47.6
----------------------------------------------------------------------------------------------------------------
Net Income.......................................    $ 80.8        $ 93.8           $ 94.3             $ 67.6
================================================================================================================
Earnings on Common Stock.........................    $ 78.0        $ 91.0           $ 91.5             $ 64.8
================================================================================================================


Report of Independent Public Accountants

To the Stockholders and Board of Directors of Ohio Edison Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Ohio Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio Edison Company and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.






ARTHUR ANDERSEN LLP

Cleveland, Ohio,
   March 18, 2002.