Form 10-K, Exhibit 13
period 2001-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; TOLEDO EDISON CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2002-04-01
CIK 20947, 352049, 77278, 73960, 1031296, 77227, 65350, 53456

THE TOLEDO EDISON COMPANY

                       2001 ANNUAL REPORT TO STOCKHOLDERS



           The Toledo Edison Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 0.8 million.







Contents                                                                  Page
--------                                                                  ----

Selected Financial Data..........................................          1
Management's Discussion and Analysis.............................         2-7
Consolidated Statements of Income................................          8
Consolidated Balance Sheets......................................          9
Consolidated Statements of Capitalization........................        10-11
Consolidated Statements of Common Stockholder's Equity...........         12
Consolidated Statements of Preferred Stock.......................         12
Consolidated Statements of Cash Flows............................         13
Consolidated Statements of Taxes.................................         14
Notes to Consolidated Financial Statements.......................        15-24
Report of Independent Public Accountants.........................         25





                                                      THE TOLEDO EDISON COMPANY

                                                       SELECTED FINANCIAL DATA


                                                                                      Nov. 8-      Jan. 1-
                                    2001        2000         1999         1998     Dec. 31, 1997 Nov. 7, 1997
------------------------------------------------------------------------------------------------------------
                                                           (Dollars in thousands)
GENERAL FINANCIAL INFORMATION:
Operating Revenues.............  $1,094,903  $  954,947   $  921,159   $  957,037   $  122,669 |  $ 772,707
                                 ==========  ==========   ==========   ==========   ========== |  =========
                                                                                               |
Operating Income...............  $  105,484  $  193,414   $  163,772   $  180,261   $   19,055 |  $ 123,282
                                 ==========  ==========   ==========   ==========   ========== |  =========
                                                                                               |
Income Before Extraordinary                                                                    |
 Item..........................  $   62,911  $  137,233   $   99,945   $  106,582   $    7,616 |  $  41,769
                                 ==========  ==========   ==========   ==========   ========== |  =========
                                                                                               |
Net Income (Loss)..............  $   62,911  $  137,233   $   99,945   $  106,582   $    7,616 |  $(150,132)
                                 ==========  ==========   ==========   ==========   ========== |  =========
                                                                                               |
Earnings (Loss) on Common Stock  $   46,776  $  120,986   $   83,707   $   92,972   $    7,616 |  $(169,567)
                                 ==========  ==========   ==========   ==========   ========== |  =========
                                                                                               |
Total Assets...................  $2,572,118  $2,652,267   $2,666,928   $2,768,765   $2,758,152 |
                                 ==========  ==========   ==========   ==========   ========== |
                                                                                               |
CAPITALIZATION:                                                                                |
Common Stockholder's Equity....  $  637,665  $  605,587   $  551,704   $  575,692   $  531,650 |
Preferred Stock-                                                                               |
  Not Subject to Mandatory                                                                     |
   Redemption..................     126,000     210,000      210,000      210,000      210,000 |
  Subject to Mandatory Redemption        --          --           --           --        1,690 |
Long-Term Debt.................     646,174     944,193      981,029    1,083,666    1,210,190 |
                                 ----------  ----------   ----------   ----------   ---------- |
Total Capitalization...........  $1,409,839  $1,759,780   $1,742,733   $1,869,358   $1,953,530 |
                                 ==========  ==========   ==========   ==========   ========== |
                                                                                               |
CAPITALIZATION RATIOS:                                                                         |
Common Stockholder's Equity....        45.2%       34.4%        31.7%        30.8%        27.2%|
Preferred Stock-                                                                               |
  Not Subject to Mandatory                                                                     |
   Redemption..................         9.0        11.9         12.0         11.2         10.8 |
  Subject to Mandatory Redemption      --          --           --           --            0.1 |
Long-Term Debt.................        45.8        53.7         56.3         58.0         61.9 |
                                      -----       -----        -----        -----        ----- |
Total Capitalization...........       100.0%      100.0%       100.0%       100.0%       100.0%|
                                      =====       =====        =====        =====        ===== |
                                                                                               |
DISTRIBUTION KILOWATT-HOUR                                                                     |
DELIVERIES (Millions):                                                                         |
Residential....................       2,258       2,183        2,127        2,252          355 |      1,718
Commercial.....................       2,667       2,380        2,236        2,425          284 |      1,498
Industrial.....................       5,397       5,595        5,449        5,317          847 |      4,003
Other..........................          61          49           54           63           79 |        413
                                     ------      ------       ------       ------        ----- |      -----
Total..........................      10,383      10,207        9,866       10,057        1,565 |      7,632
                                     ======      ======        =====       ======        ===== |      =====
                                                                                               |
CUSTOMERS SERVED:                                                                              |
Residential....................     270,589     269,071      266,900      265,237      262,501 |
Commercial.....................      31,680      31,413       32,481       31,982       29,367 |
Industrial.....................       1,898       1,917        1,937        1,954        1,835 |
Other..........................         443         598          398          359          347 |
                                    -------     -------      -------      -------      ------- |
Total..........................     304,610     302,999      301,716      299,532      294,050 |
                                    =======     =======      =======      =======      ======= |
                                                                                               |
Number of Employees (a)........         507         539          977          997        1,532 |
                                                                                               |


(a) Reduction in 2000 reflects transfer of responsibility for generation operations to
    FirstEnergy Corp.'s competitive services unit.


                            THE TOLEDO EDISON COMPANY

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

Corporate Separation
--------------------

           Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers as a result of legislation which restructured the electric utility industry. That legislation required unbundling the price for electricity into its component elements - including generation, transmission, distribution and transition charges. Also, Ohio utilities that offer both competitive and regulated retail electric services were required to implement a corporate separation plan approved by the Public Utilities Commission of Ohio
(PUCO) -- one which provides a clear separation between regulated and competitive operations. In connection with FirstEnergy's transition plan, FirstEnergy separated its businesses into three distinct units -- a competitive services unit, a utility services unit and a corporate support services unit. We are included in the utility services unit and continue to deliver power to homes and businesses through our existing distribution system and maintain the "provider of last resort" (PLR) obligations under our rate plan.

           As a result of the transition plan, FirstEnergy's electric utility operating companies (EUOC) entered into power supply agreements whereby FirstEnergy Solutions Corp. (FES) purchases all of the EUOC nuclear generation, as well as generation from leased fossil generating facilities. FirstEnergy Generation Corp. (FGCO), a wholly owned subsidiary of FES, leases fossil generating units owned by the EUOC. We are a "full requirements" customer of FES to enable us to meet our PLR responsibilities in our service area. We continue to provide power directly to wholesale customers under previously negotiated contracts as well as to alternative energy suppliers as part of our market support generation of 160 megawatts (129 megawatts committed as of December 31, 2001).

           The effect on our reported results of operations during 2001 from FirstEnergy's corporate separation plan and our sale of transmission assets to American Transmission Systems, Inc. (ATSI) in September 2000, are summarized in the following tables:

Corporate Restructuring - 2001 Income Statement Effects
--------------------------------------------------------------------------------
Increase (Decrease)
                                      Corporate
                                      Separation       ATSI        Total
                                      ----------       ----        -----
                                                  (In millions)
Operating Revenues:
  Power supply agreement with FES.....  $180.9      $ --          $180.9
  Generating units rent...............    14.0        --            14.0
  Ground lease with ATSI..............    --         (0.2)         (0.2)
-------------------------------------------------------------------------
  Total Operating Revenues Effect.....  $194.9      $(0.2)       $194.7
=========================================================================
Operating Expenses and Taxes:
  Fossil fuel costs...................  $(39.8)(a)  $ --         $(39.8)
  Purchased power costs...............   388.0 (b)    --          388.0
  Other operating costs...............   (21.6)(a)    7.6 (d)     (14.0)
  Provision for depreciation and
    amortization                          --         (2.7)(e)      (2.7)
  General taxes.......................    (2.0)(c)   (3.3)(e)      (5.3)
  Income taxes........................   (50.4)       0.1         (50.3)
-------------------------------------------------------------------------
  Total Operating Expenses Effect.....  $274.2      $ 1.7        $275.9
=========================================================================
Other Income..........................  $ --        $ 2.0 (f)    $  2.0
=========================================================================

  (a)  Transfer of fossil operations to FGCO.
  (b)  Purchased power from power supply agreement (PSA).
  (c)  Payroll taxes related to employees transferred to FGCO.
  (d)  Transmission services received from ATSI.
  (e) Depreciation and property taxes related to transmission assets sold to ATSI.
  (f)  Interest on note receivable from ATSI.

Results of Operations
---------------------

           Earnings on common stock in 2001 decreased 61% to $46.8 million from $121.0 million in 2000. Excluding the effects shown in the table above, earnings on common stock increased by 4.1% in 2001 from 2000, being favorably affected by reduced operating expenses and taxes, and lower net interest charges, which were substantially offset by reduced operating revenues. In 2000, earnings on common stock increased 45% to $121.0 million from $83.7 million in 1999. Results in 2000 were favorably affected by higher operating revenues and lower fuel and purchased power costs, other operating costs and net interest charges.

           Excluding the effects shown in the table above, operating revenues decreased by $54.7 million or 5.7% in 2001 from 2000 following a $33.8 million increase in 2000 from the prior year. Customer choice in Ohio and the influence of a declining national economy on our regional business activity combined to lower operating revenues. Sales of electric generation provided by other suppliers in our service area represented 5.6% of total energy delivered in 2001. Retail generation sales declined in all customer categories resulting in an overall 4.0% reduction in kilowatt-hour sales from the prior year. Distribution deliveries increased 1.7% in 2001 from the prior year despite the weaker national economic environment. As part of Ohio's electric utility restructuring law, the implementation of a 5% reduction in generation charges for residential customers reduced operating revenues by approximately $8.0 million in 2001, compared to 2000. Operating revenues were also lower in 2001 from the prior year due to the absence of revenues associated with the low-income payment plan now administered by the Ohio Department of Development; there was also a corresponding reduction in other operating costs associated with that change. Revenues from kilowatt-hour sales to wholesale customers declined $36.5 million in 2001 from last year, with a corresponding 37.2% reduction in kilowatt-hour sales.

           In 2000, additional kilowatt-hour sales to retail customers, which were partially offset by lower average retail unit prices, and sales to the wholesale market, were the primary contributors to higher operating revenues, compared to 1999. Sales to wholesale customers in 2000 benefited from additional available generating capacity. Kilowatt-hour sales to residential, commercial and industrial customers were all higher in 2000, compared to the preceding year. Transmission service revenues also contributed to the increase in operating revenues.


   Changes in KWH Sales                        2001             2000
   ------------------------------------------------------------------
    Increase (Decrease)
   Electric Generation:
     Retail................................    (4.0)%            3.5%
     Wholesale.............................   (37.2)%*          30.1%
   ------------------------------------------------------------------
   Total Electric Generation Sales.........   (11.8)%            8.7%
   ==================================================================
   Distribution Deliveries:
     Residential...........................     3.4%             2.6%
     Commercial and industrial.............     1.1%             3.8%
   ------------------------------------------------------------------
   Total Distribution Deliveries...........     1.7%             3.5%
   ==================================================================

   * Excluding PSA kilowatt-hour sales related to restructuring.


Operating Expenses and Taxes

           Total operating expenses and taxes increased by $227.9 million in 2001 and by $4.2 million in 2000 from the prior year. Excluding the effects of restructuring, total 2001 operating expenses and taxes were $48.0 million lower than the prior year. The following table presents changes from the prior year by expense category excluding the impact of restructuring.

  Operating Expenses and Taxes - Changes           2001          2000
  --------------------------------------------------------------------
   Increase (Decrease)                                (In millions)
  Fuel and purchased power......................  $(49.8)      $(10.1)
  Nuclear operating costs.......................   (16.5)         3.0
  Other operating costs.........................     8.9        (15.1)
  ---------------------------------------------------------------------
    Total operation and maintenance expenses....    57.4        (22.2)

  Provision for depreciation and amortization...    28.0          1.2
  General taxes.................................   (27.7)         3.0
  Income taxes..................................     9.1         22.2
  --------------------------------------------------------------------
    Total operating expenses and taxes..........  $(48.0)      $  4.2
  ====================================================================


           The following discussion excludes the effects shown in the preceding table related to the impact of restructuring.

           The decrease in fuel and purchased power costs in 2001, compared to 2000, reflects the transfer of fossil operations to FGCO with our power requirements being provided under the PSA. In 2000, fuel and purchased power costs decreased $10.1 million, compared to 1999. A $13.2 million reduction in fuel expense was partially offset by a $3.1 million increase in purchased power costs. The reduction in fuel expense in 2000 from the preceding year occurred despite a 1.4% increase in internal generation. Factors contributing to the lower fuel expense included the expiration of an above-market coal contract at the end of 1999 and continued improvement in coal blending strategies.

           There was one less nuclear refueling outage in 2001, compared to 2000, resulting in a $16.5 million decrease in nuclear operating costs from the prior year. In 2000, nuclear operating costs increased slightly by $3.0 million, compared to 1999. Higher outage-related costs at the Davis-Besse Plant and Beaver Valley Unit 2 were substantially offset by lower operating costs at the Perry Plant. Other operating costs increased by $8.9 million in 2001 from the prior year reflecting planned maintenance work at the Bruce Mansfield Plant and the absence in 2001 of gains from the sale of emission allowances, offset in part by a reduction in low-income payment plan customer costs and decreased storm damage costs. and the absence of costs incurred in 2000 related to the development of a distribution communications system. In 2000, other operating costs decreased $15.1 million, compared to 1999, principally due to increased gains of $18.9 million realized from the sale of emission allowances in 2000.

           Depreciation and amortization increased by $28.0 million in 2001 from the prior year due to incremental transition cost amortization under our transition plan, partially offset by new deferrals for shopping incentives.

           General taxes decreased by $27.7 million in 2001 from 2000 due to reduced property taxes and other state tax changes in connection with the Ohio electric industry restructuring. The reduction in general taxes was partially offset by $6.5 million of new Ohio franchise taxes in 2001, which are classified as state income taxes on the Consolidated Statements of Income.

Net Interest Charges

           Net interest charges continued to trend lower decreasing by $6.6 million in 2001 and by $11.7 million in 2000, compared to the prior year. We continued to redeem our outstanding debt during 2001 -- net redemptions totaled $29.4 million and will result in annualized savings of $2.7 million.

Capital Resources and Liquidity
-------------------------------

           Through net debt and preferred stock redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2001. During 2001, we reduced our total debt by approximately $91 million. Our common stockholder's equity as a percentage of capitalization increased to 45% as of December 31, 2001 from 27% at the end of 1997. We have reduced the average cost of outstanding debt from 9.13% in 1996 to 7.41% in 2001.

           Following approval of the merger of FirstEnergy and GPU by the New Jersey Board of Public Utilities on September 26, 2001, Standard & Poor's upgraded our credit ratings. Following a period of review and after the Securities and Exchange Commission's approval of the merger on October 29, 2001, Moody's also upgraded our credit ratings. The following table summarizes the changes:

 Credit Ratings Before and After Upgrade

                           Before Upgrade               After Upgrade
-----------------------------------------------------------------------------
                                       Moody's                     Moody's
                      Standard        Investors      Standard     Investors
                       & Poor's        Service        & Poor's     Service
-----------------------------------------------------------------------------

 Corporate/Issuer        BB+            Ba1            BBB            Baa3
 Senior Secured Debt     BB+            Baa3           BBB            Baa2
 Preferred Stock         B+             Ba3            BB+            Ba2


           We had about $7.9 million of cash and temporary investments and $17.2 million of short-term indebtedness as of December 31, 2001. Under our first mortgage indenture, as of December 31, 2001, we had the capability to issue $415 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based on our earnings in 2001 under the earnings coverage test contained in our charter, we could issue $102.4 million of preferred stock (assuming no additional debt was issued).

           Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without increasing our net debt and preferred stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:


Contractual Obligations
---------------------------------------------------------------------------------------------------------
                                                                                        There-
                                 2002        2003      2004      2005         2006       after     Total
----------------------------------------------------------------------------------------------------------
                                                                (In millions)

Long-term debt................   $165        $ 96      $215       $ --        $ --      $  413     $  889
Short-term borrowings.........     17          --        --         --          --          --         17
Operating leases*.............     73          76        74         80          82         761      1,146
Unconditional fuel purchases..     43          23        34         14          --          --        114
---------------------------------------------------------------------------------------------------------
Total.........................   $298        $195      $323       $ 94        $ 82      $1,174     $2,166
=========================================================================================================


* Operating lease payments are net of capital trust receipts of $395.3 million (see Note 2).



           Our capital spending for the period 2002-2006 is expected to be about $228 million (excluding nuclear fuel) of which approximately $72 million applies to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $120 million, of which about $12 million relates to 2002. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $114 million and $22 million, respectively, as the nuclear fuel is consumed.

           Off balance sheet obligations primarily consist of sale and leaseback arrangements involving the Bruce Mansfield Plant and Beaver Valley Unit 2, which is reflected in the operating lease payments above (see Note 2 - Leases). The present value as of December 31, 2001, of these sale and leaseback operating lease commitments, net of trust investments, total $621 million. We sell substantially all of our retail customer receivables, which provided $103 million of off balance sheet financing as of December 31, 2001.

           On November 29, 2001, FirstEnergy reached an agreement to sell our 648 MW Bay Shore Plant (with an aggregate net book value of $80 million as of December 31, 2001). The net, after-tax gain from the sale, based on the difference between the sale price of the plant and its fair value as defined in our Ohio restructuring transition plan, will be credited to customers by reducing the transition cost recovery period. The sale is expected to close in mid-2002.

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

           The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations.


Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-               Fair
                                 2002       2003       2004       2005       2006        after     Total     Value
--------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Investments other than Cash
   and Cash Equivalents:
Fixed Income.................   $ 20         $20      $  9       $134         $12        $284       $479      $493
   Average interest rate.....    7.6%        7.6%      7.6%       7.8%        7.6%        7.0%       7.3%
-------------------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate...................   $165         $96      $215                               $224       $700      $746
   Average interest rate ....    8.6%        7.9%      7.8%                               7.7%       8.0%
Variable rate................                                                            $189       $189      $191
   Average interest rate.....                                                             3.4%       3.4%
Short-term Borrowings........   $ 17                                                                $ 17      $ 17
   Average interest rate.....    3.6%                                                                3.6%
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

           The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). Transition costs are paid by all customers whether or not they choose an alternative supplier. Under the PUCO-approved transition plan, we assumed the risk of not recovering up to $80 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching from our service to an alternative supplier does not reach 20% for any consecutive twelve-month period by December 31, 2005 - the end of the market development period. As of December 31, 2001, the customer-switching rate, on an annualized basis, implies that our risk of not recovering transition revenue has been reduced to approximately $35 million. We are also committed under the transition agreement to make available 160 MW of our generating capacity to marketers, brokers, and aggregators at set prices, to be used for sales only to retail customers in our service area. Through December 31, 2001, approximately 129 MW of the 160 MW supply commitment had been secured by alternative suppliers. We began accepting customer applications for switching to alternative suppliers on December 8, 2000; as of December 31, 2001 we had been notified that almost 93,000 of our customers requested generation service from other authorized suppliers, including FES, an affiliated company.

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

           We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have accrued a liability of $0.2 million as of December 31, 2001, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. We believe that waste disposal costs will not have a material adverse effect on our financial condition, cash flows, or results of operations.

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

Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Ohio, significant amounts of regulatory assets have been recorded -- $389 million as of December 31, 2001. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future. As disclosed in Note 1 - Regulatory Plans, our full recovery of transition costs is dependent on achieving 20% customer shopping levels in any twelve-month period by December 31, 2005.

Revenue Recognition

           We follow the accrual method of accounting for revenues, recognizing revenue for kilowatt-hour that have been delivered but not yet been billed through the end of the year. The determination of unbilled revenues requires management to make various estimates including:

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

Recently Issued Accounting Standards
------------------------------------

           The Financial Accounting Standards Board (FASB) approved SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. Under SFAS 142, amortization of existing goodwill will cease January 1, 2002. Instead, goodwill will be tested for impairment at least on an annual basis, and no impairment of goodwill is anticipated as a result of a preliminary analysis. In 2001, we amortized about $12 million of goodwill.

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


                                                       THE TOLEDO EDISON COMPANY

                                                   CONSOLIDATED STATEMENTS OF INCOME



For the Years Ended December 31,                                          2001            2000             1999
------------------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)

OPERATING REVENUES (a)...........................................     $1,094,903         $954,947         $921,159
                                                                      ----------         --------         --------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power......................................        457,444          159,039          169,153
   Nuclear operating costs.......................................        161,532          178,063          175,015
   Other operating costs.........................................        151,244          156,286          171,427
                                                                      ----------         --------         --------
     Total operation and maintenance expenses....................        770,220          493,388          515,595
   Provision for depreciation and amortization...................        130,196          104,914          103,725
   General taxes.................................................         57,810           90,837           87,862
   Income taxes..................................................         31,193           72,394           50,205
                                                                      ----------         --------         --------
     Total operating expenses and taxes..........................        989,419          761,533          757,387
                                                                      ----------         --------         --------

OPERATING INCOME.................................................        105,484          193,414          163,772

OTHER INCOME.....................................................         15,652            8,669           12,744
                                                                      ----------         --------         --------

INCOME BEFORE NET INTEREST CHARGES...............................        121,136          202,083          176,516
                                                                      ----------         --------         --------

NET INTEREST CHARGES:
   Interest on long-term debt....................................         66,463           72,892           82,204
   Allowance for borrowed funds used during
     construction................................................         (3,848)          (6,523)          (1,443)
   Other interest expense (credit)...............................         (4,390)          (1,519)          (4,190)
                                                                      ----------         --------         --------

     Net interest charges........................................         58,225           64,850           76,571
                                                                      ----------         --------         --------

NET INCOME.......................................................         62,911          137,233           99,945

PREFERRED STOCK DIVIDEND
   REQUIREMENTS..................................................         16,135           16,247           16,238
                                                                      ----------         --------         --------

EARNINGS ON COMMON STOCK.........................................     $   46,776         $120,986         $ 83,707
                                                                      ==========         ========         ========



(a)  Includes electric sales to associated companies of $180.9 million, $142.3 million and $123.3 million in 2001, 2000 and 1999, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                       THE TOLEDO EDISON COMPANY

                                                      CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                        2001             2000
-------------------------------------------------------------------------------------------------------------------
                                                                                             (In thousands)
                                         ASSETS

UTILITY PLANT:
   In service....................................................................      $1,578,943       $1,637,616
   Less-Accumulated provision for depreciation...................................         645,865          597,397
                                                                                       ----------       ----------
                                                                                          933,078        1,040,219
                                                                                       ----------       ----------
   Construction work in progress-
     Electric plant..............................................................          40,220           73,565
     Nuclear fuel................................................................          19,854           10,720
                                                                                       ----------       ----------
                                                                                           60,074           84,285
                                                                                       ----------       ----------
                                                                                          993,152        1,124,504
                                                                                       ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Shippingport Capital Trust (Note 2)...........................................         262,131          279,836
   Nuclear plant decommissioning trusts..........................................         156,084          132,442
   Long-term notes receivable from associated companies..........................         162,347           39,084
   Other.........................................................................           4,248            4,601
                                                                                       ----------       ----------
                                                                                          584,810          455,963
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents.....................................................             302            1,385
   Receivables-
     Customers...................................................................           5,922            6,618
     Associated companies........................................................          64,667           62,271
     Other.......................................................................           9,709            1,572
   Notes receivable from associated companies....................................           7,607           32,617
   Materials and supplies, at average cost-
     Owned.......................................................................          13,996           17,388
     Under consignment...........................................................          17,050           21,994
   Prepayments and other.........................................................          14,580           27,151
                                                                                       ----------       ----------
                                                                                          133,833          170,996
                                                                                       ----------       ----------
DEFERRED CHARGES:
   Regulatory assets.............................................................         388,846          412,682
   Goodwill......................................................................         445,732          458,164
   Property taxes................................................................          23,836           22,916
   Other.........................................................................           1,909            7,042
                                                                                       ----------       ----------
                                                                                          860,323          900,804
                                                                                       ----------       ----------
                                                                                       $2,572,118       $2,652,267
                                                                                       ==========       ==========

                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity...................................................      $  637,665       $  605,587
   Preferred stock not subject to mandatory redemption...........................         126,000          210,000
   Long-term debt................................................................         646,174          944,193
                                                                                       ----------       ----------
                                                                                        1,409,839        1,759,780
                                                                                       ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock..........................         347,593           56,230
   Accounts payable-
     Associated companies........................................................          53,960           36,564
     Other.......................................................................          27,418           25,070
   Notes payable to associated companies.........................................          17,208           41,936
   Accrued  taxes................................................................          39,848           57,519
   Accrued interest..............................................................          19,918           19,946
   Other.........................................................................          40,222           49,908
                                                                                       ----------       ----------
                                                                                          546,167          287,173
                                                                                       ----------       ----------
DEFERRED CREDITS:
   Accumulated deferred income taxes.............................................         213,145          196,944
   Accumulated deferred investment tax credits...................................          31,342           35,174
   Nuclear plant decommissioning costs...........................................         162,426          138,784
   Pensions and other postretirement benefits....................................         120,561          119,327
   Other.........................................................................          88,638          115,085
                                                                                       ----------       ----------
                                                                                          616,112          605,314
                                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 2 and 5)...............................................................      ----------       ----------
                                                                                       $2,572,118       $2,652,267
                                                                                       ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.




                                                       THE TOLEDO EDISON COMPANY

                                               CONSOLIDATED STATEMENTS OF CAPITALIZATION



As of December 31,                                                                             2001             2000
------------------------------------------------------------------------------------------------------------------------
                                           (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, $5 par value, authorized 60,000,000 shares
     39,133,887 shares outstanding..................................................        $  195,670       $  195,670
   Other paid-in capital............................................................           328,559          328,559
   Retained earnings (Note 3A)......................................................           113,436           81,358
                                                                                            ----------       ----------
     Total common stockholder's equity..............................................           637,665          605,587
                                                                                            ----------       ----------

                                              Number of Shares           Optional
                                                Outstanding          Redemption Price
                                             ------------------  -----------------------
                                               2001      2000    Per Share     Aggregate
                                               ----      ----    ---------     ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 3,000,000 shares
  Not Subject to Mandatory Redemption:
    $ 4.25...........................        160,000    160,000   $104.63      $ 16,740         16,000           16,000
    $ 4.56...........................         50,000     50,000    101.00         5,050          5,000            5,000
    $ 4.25...........................        100,000    100,000    102.00        10,200         10,000           10,000
    $ 8.32...........................        100,000    100,000    102.46        10,246         10,000           10,000
    $ 7.76...........................        150,000    150,000    102.44        15,366         15,000           15,000
    $ 7.80...........................        150,000    150,000    101.65        15,248         15,000           15,000
    $10.00...........................        190,000    190,000    101.00        19,190         19,000           19,000
                                           ---------  ---------                --------     ----------       ----------
                                             900,000    900,000                  92,040         90,000           90,000
  Redemption Within One Year                                                                   (59,000)
                                           ---------  ---------                --------     ----------       ----------
                                             900,000    900,000                  92,040         31,000           90,000
                                           ---------  ---------                --------     ----------       ----------

Cumulative, $25 par value-
Authorized 12,000,000 shares
  Not Subject to Mandatory Redemption:
    $2.21.............................     1,000,000  1,000,000     25.25        25,250         25,000           25,000
    $2.365............................     1,400,000  1,400,000     27.75        38,850         35,000           35,000
    Adjustable Series A...............     1,200,000  1,200,000     25.00        30,000         30,000           30,000
    Adjustable Series B...............     1,200,000  1,200,000     25.00        30,000         30,000           30,000
                                           ---------  ---------                --------     ----------       ----------
                                           4,800,000  4,800,000                 124,100        120,000          120,000
  Redemption Within One Year..........                                                         (25,000)              --
                                           ---------  ---------                --------     ----------       ----------
                                           4,800,000  4,800,000                 124,100         95,000          120,000
                                           ---------  ---------                --------     ----------       ----------
     Total Not Subject to Mandatory
      Redemption....................       5,700,000  5,700,000                $216,140        126,000          210,000
                                           =========  =========                ========     ----------       ----------

LONG-TERM DEBT (Note 3D):
  First mortgage bonds:
    8.000% due 2002-2003...............................................................         34,125           34,525
    7.875% due 2004....................................................................        145,000          145,000
                                                                                            ----------       ----------
     Total first mortgage bonds........................................................        179,125          179,525
                                                                                            ----------       ----------

  Unsecured notes and debentures:
   10.000% due 2002-2010...............................................................            940              970
    8.700% due 2002....................................................................        135,000          135,000
  * 4.850% due 2030....................................................................         34,850           34,850
  * 4.000% due 2033....................................................................          5,700            5,700
  * 5.250% due 2033....................................................................         31,600           31,600
  * 5.580% due 2033....................................................................         18,800           18,800
                                                                                            ----------       ----------
     Total unsecured notes and debentures..............................................        226,890          226,920
                                                                                            ----------       ----------



                                                       THE TOLEDO EDISON COMPANY

                                          CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

As of December 31                                                                              2001             2000
-----------------------------------------------------------------------------------------------------------------------
                                                                                                  (In thousands)
LONG-TERM DEBT (Cont'd):
  Secured notes:
    8.500% due 2001..................................................................               --            8,000
    9.500% due 2001..................................................................               --           21,000
    8.180% due 2002..................................................................           17,000           17,000
    8.620% due 2002..................................................................            7,000            7,000
    8.650% due 2002..................................................................            5,000            5,000
    7.760% due 2003..................................................................            5,000            5,000
    7.780% due 2003..................................................................            1,000            1,000
    7.820% due 2003..................................................................           38,400           38,400
    7.850% due 2003..................................................................           15,000           15,000
    7.910% due 2003..................................................................            3,000            3,000
    7.670% due 2004..................................................................           70,000           70,000
    7.130% due 2007..................................................................           30,000           30,000
    7.625% due 2020..................................................................           45,000           45,000
    7.750% due 2020..................................................................           54,000           54,000
    9.220% due 2021..................................................................           15,000           15,000
   10.000% due 2021..................................................................           15,000           15,000
    6.875% due 2023..................................................................           20,200           20,200
    8.000% due 2023..................................................................           30,500           30,500
  * 1.900% due 2024..................................................................           67,300           67,300
    6.100% due 2027..................................................................           10,100           10,100
    5.375% due 2028..................................................................            3,751            3,751
  * 1.600% due 2033..................................................................           30,900           30,900
                                                                                            ----------       ----------
     Total secured notes.............................................................          483,151          512,151
                                                                                            ----------       ----------

Capital lease obligations (Note 2)...................................................              263           56,859
                                                                                            ----------       ----------
Net unamortized premium on debt......................................................           20,338           24,968
                                                                                            ----------       ----------
Long-term debt due within one year...................................................         (263,593)         (56,230)
                                                                                            ----------       ----------
     Total long-term debt............................................................          646,174          944,193
                                                                                            ----------       ----------

TOTAL CAPITALIZATION.................................................................       $1,409,839       $1,759,780
                                                                                            ==========       ==========


     * Denotes variable rate issue with December 31, 2001 interest rate shown.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                       THE TOLEDO EDISON COMPANY

                                        CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                                                Other
                                            Comprehensive       Number          Par            Paid-In      Retained
                                                Income         of Shares       Value           Capital      Earnings
                                            -------------      ---------       -----           -------      --------
                                                                 (Dollars in thousands)
Balance, January 1, 1999...............                       39,133,887      $195,670        $328,559      $  51,463
   Net income..........................       $ 99,945                                                         99,945
                                              ========
   Cash dividends on preferred stock...                                                                       (17,582)
   Cash dividends on common stock......                                                                      (106,351)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999.............                       39,133,887       195,670         328,559         27,475
   Net income..........................       $137,233                                                        137,233
                                              ========
   Cash dividends on preferred stock...                                                                       (16,250)
   Cash dividends on common stock......                                                                       (67,100)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000.............                       39,133,887       195,670         328,559         81,358
   Net income..........................       $ 62,911                                                         62,911
                                              ========
   Cash dividends on preferred stock...                                                                       (16,133)
   Cash dividends on common stock......                                                                       (14,700)
---------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001.............                       39,133,887      $195,670        $328,559       $113,436
=====================================================================================================================





                                              CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                      Not Subject to               Subject to
                                                  Mandatory Redemption       Mandatory Redemption
                                                  --------------------       --------------------
                                                   Number        Par          Number         Par
                                                  of Shares     Value        of Shares      Value
                                                  ---------     -----        ---------      -----
                                                                (Dollars in thousands)


                  Balance, January 1, 1999.....  5,700,000    $210,000        16,900      $ 1,690
                    Redemptions-
                      $100 par $9.375..........                              (16,900)      (1,690)
                  --------------------------------------------------------------------------------
                  Balance, December 31, 1999...  5,700,000     210,000            --           --
                  --------------------------------------------------------------------------------
                  Balance, December 31, 2000...  5,700,000     210,000            --           --
                  --------------------------------------------------------------------------------
                  Balance, December 31, 2001...  5,700,000    $210,000            --      $    --
                  ================================================================================




The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                       THE TOLEDO EDISON COMPANY

                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                            2001           2000            1999
----------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income......................................................       $  62,911       $137,233        $ 99,945
Adjustments to reconcile net income to net
  cash from operating activities:
    Provision for depreciation and amortization...................         130,196        104,914         103,725
    Nuclear fuel and lease amortization...........................          22,222         23,881          25,166
    Deferred income taxes, net....................................          11,897         20,376          27,551
    Investment tax credits, net...................................          (3,832)        (1,827)         (1,922)
    Receivables...................................................          (9,837)        (6,671)          5,242
    Materials and supplies........................................           8,336          4,093             418
    Accounts payable..............................................          19,744         13,997         (20,898)
    Other.........................................................         (51,781)       (38,180)          1,427
                                                                         ---------       --------        --------
      Net cash provided from operating activities.................         189,856        257,816         240,654
                                                                         ---------       --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
    Long-term debt................................................              --         96,405          89,330
    Short-term borrowings, net....................................              --          8,060          33,876
Redemptions and Repayments-
    Preferred stock...............................................              --             --           1,690
    Long-term debt................................................          42,265        200,633         226,695
    Short-term borrowings, net....................................          24,728             --              --
Dividend Payments-
    Common stock..................................................          14,700         67,100         106,351
    Preferred stock...............................................          16,135         16,247          16,238
                                                                         ---------       --------        --------
      Net cash used for financing activities......................          97,828        179,515         227,768
                                                                         ---------       --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions................................................         112,451         92,860         107,338
Loans to associated companies.....................................         123,438         63,838              --
Loan payments from associated companies...........................         (25,185)            --         (93,373)
Capital trust investments.........................................         (17,705)       (15,618)        (15,308)
Sale of assets to associated companies............................        (123,438)       (81,014)             --
Other.............................................................          23,550         17,162          18,057
                                                                         ---------       --------        --------
      Net cash used for investing activities......................          93,111         77,228          16,714
                                                                         ---------       --------        --------
Net increase (decrease) in cash and cash equivalents..............          (1,083)         1,073          (3,828)
Cash and cash equivalents at beginning of year....................           1,385            312           4,140
                                                                         ---------       --------        --------
Cash and cash equivalents at end of year..........................       $     302       $  1,385        $    312
                                                                         =========       ========        ========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
  Interest (net of amounts capitalized)...........................       $  63,159       $ 71,009        $ 84,538
                                                                         =========       ========        ========
  Income taxes....................................................       $  33,210       $ 65,553        $ 40,461
                                                                         =========       ========        ========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                                       THE TOLEDO EDISON COMPANY

                                                   CONSOLIDATED STATEMENTS OF TAXES



For the Years Ended December 31,                                             2001           2000           1999
------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
GENERAL TAXES:
Real and personal property.........................................        $ 23,624       $ 46,302       $ 44,280
Ohio kilowatt-hour excise..........................................          19,576             --             --
State gross receipts...............................................          12,789         36,813         35,706
Social security and unemployment...................................           1,128          7,220          6,801
Other..............................................................             693            502          1,075
                                                                           --------       --------       --------
       Total general taxes.........................................        $ 57,810       $ 90,837       $ 87,862
                                                                           ========       ========       ========
PROVISION FOR INCOME TAXES:
Currently payable-
   Federal.........................................................        $ 25,640       $ 56,631       $ 29,728
   State...........................................................           5,937          1,811          1,489
                                                                           --------       --------       --------
                                                                             31,577         58,442         31,217
                                                                           --------       --------       --------
Deferred, net-
   Federal.........................................................          11,736         20,865         27,745
   State...........................................................             161           (489)          (194)
                                                                           --------       --------       --------
                                                                             11,897         20,376         27,551
                                                                           --------       --------       --------
Investment tax credit amortization.................................          (3,832)        (1,827)        (1,922)
                                                                           --------       --------       --------
       Total provision for income taxes............................        $ 39,642       $ 76,991       $ 56,846
                                                                           ========       ========       ========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income...................................................        $ 31,193       $ 72,394       $ 50,205
Other income.......................................................           8,449          4,597          6,641
                                                                           --------       --------       --------
       Total provision for income taxes............................        $ 39,642       $ 76,991       $ 56,846
                                                                           ========       ========       ========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes......................        $102,553       $214,224       $156,791
                                                                           ========       ========       ========
Federal income tax expense at statutory rate.......................        $ 35,894       $ 74,978       $ 54,877
Increases (reductions) in taxes resulting from-
   State income taxes, net of federal income tax benefit...........           3,964            859            842
   Amortization of investment tax credits..........................          (3,832)        (1,827)        (1,922)
   Amortization of tax regulatory assets...........................          (2,367)        (1,737)        (1,735)
   Amortization of goodwill........................................           4,351          4,334          4,280
   Other, net......................................................           1,632            384            504
                                                                           --------       --------       --------
       Total provision for income taxes............................        $ 39,642       $ 76,991       $ 56,846
                                                                           ========       ========       ========

ACCUMULATED DEFERRED INCOME TAXES
AT DECEMBER 31:
Property basis differences.........................................        $171,976       $163,537       $195,326
Competitive transition charge......................................         135,462         70,264         55,006
Unamortized investment tax credits.................................         (12,184)       (16,689)       (18,324)
Unused alternative minimum tax credits.............................              --         (5,100)       (30,055)
Deferred gain for asset sale to affiliated company.................          16,305         15,330             --
Other..............................................................         (98,414)       (30,398)       (29,717)
                                                                           --------       --------       --------
   Net deferred income tax liability...............................        $213,145       $196,944       $172,236
                                                                           ========       ========       ========




The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include The Toledo Edison Company (Company) and its 90% owned subsidiary, The Toledo Edison Capital Corporation (TECC). The subsidiary was formed in 1997 to make equity investments in a business trust in connection with the financing transactions related to the Bruce Mansfield Plant sale and leaseback (see Note 2). The Cleveland Electric Illuminating Company (CEI), an affiliate, has a 10% interest in TECC. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy holds directly all of the issued and outstanding common shares of its principal electric utility operating subsidiaries, including, the Company, CEI, Ohio Edison Company (OE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). JCP&L, Met-Ed and Penelec were formerly wholly owned subsidiaries of GPU, Inc. which merged with FirstEnergy on November 7, 2001.

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

REVENUES-

           The Company's principal business is providing electric service to customers in northwestern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

           Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2001 or 2000, with respect to any particular segment of the Company's customers.

           The Company and CEI sell substantially all of their retail customer receivables to Centerior Funding Corp. (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust under an asset-backed securitization agreement. The trust completed private sales of $50 million and $150 million of receivables-backed investor certificates in 2000 and 2001 respectively, in transactions that qualified for sale accounting treatment. CFC's creditors are entitled to be satisfied first out of the proceeds of FirstEnergy's assets. The 2001 private sale was used to repay a 1996 public sale of $150 million of receivables-backed investor certificates which was replaced under an amended securitization agreement. FirstEnergy's retained interest in the pool of receivables held by the trust (34% as of December 31, 2001) is stated at fair value reflecting adjustments for anticipated credit losses. Sensitivity analyses reflecting a 10% and 20% increase in the rate of anticipated credit losses did not significantly affect FirstEnergy's retained interest in the pool of receivables. Collections from receivables previously transferred to the trust were used for the purchase of new receivables from CFC during 2001 and totaled approximately $2.2 billion. As of December 31, 2001, receivables recorded on the Consolidated Balance Sheet were reduced by approximately $103 million due to receivables sold to the trust. The Company and CEI processed receivables for the trust and received servicing fees of approximately $4.5 million ($1.5 million applicable to the Company) in 2001. Expenses associated with the factoring discount related to the sale of receivables were $12 million in 2001.

REGULATORY PLAN-

           Ohio's 1999 electric utility restructuring law allowed Ohio electric customers to select their generation suppliers beginning January 1, 2001, provided for a five percent reduction on the generation portion of residential customers' bills and the opportunity for utilities to recover transition costs, including regulatory assets. Under this law, the PUCO approved FirstEnergy's transition plan in 2000 as modified by a settlement agreement with major parties to the transition plan, which it filed on behalf of the Company, OE and CEI. The settlement agreement included approval for recovery of the amounts of transition costs filed in the transition plan through no later than mid-2007 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The settlement also granted preferred access over FirstEnergy's subsidiaries to nonaffiliated marketers, brokers and aggregators to 160 megawatts of generation capacity through 2005 at established prices for sales to the Company's retail customers. The Company's base electric rates for distribution service under its prior regulatory plan were extended from December 31, 2005 through December 31, 2007. The transition rate credits for customers under its prior regulatory plan were also extended through the Company's transition cost recovery period.

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

           The Company's customers electing alternative suppliers receive an additional incentive applied to the shopping credit of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive serves to reduce the amortization of transition costs during the market development period and will be recovered through the extension of the transition cost recovery period. If the customer shopping goal established in the agreement are not achieved by the end of 2005, the transition cost recovery period could be shortened for the Company to reduce recovery by as much as $80 million, but any such adjustment would be computed on a class-by-class and pro-rata basis. Based on annualized shopping levels as of December 31, 2001, the Company believes that the maximum potential recovery reduction was approximately $35 million.

           The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71), to the Company's generation business was discontinued with the issuance of the PUCO transition plan order. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued, were $601 million as of December 31, 2001. All of the Company's regulatory assets are expected to continue to be recovered under provisions of the Ohio transition plan.

UTILITY PLANT AND DEPRECIATION-

           Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.5% in 2001 and 3.4% in 2000 and 1999.

           Annual depreciation expense includes approximately $28.5 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units. The 2001 amounts reflected an increase of approximately $18 million from implementing the Company's transition plan in 2001. The Company's share of the future obligation to decommission these units is approximately $456 million in current dollars and (using a 4.0% escalation rate) approximately $1.0 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $139 million for decommissioning through its electric rates from customers through December 31, 2001. The Company has also recognized an estimated liability of approximately $5.9 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

           The Company, together with CEI and OE and its wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant at December 31, 2001 include the following:

                           Utility    Accumulated    Construction  Ownership/
                           Plant      Provision for    Work in     Leasehold
 Generating Units        in Service   Depreciation     Progress     Interest
-------------------------------------------------------------------------------
                                      (In millions)
 Bruce Mansfield
   Units 2 and 3.......    $ 46.5        $15.1           $12.3       18.61%
 Beaver Valley Unit 2..       0.8          0.3             5.7       19.91%
 Davis-Besse...........     215.8         36.8             9.2       48.62%
 Perry.................     338.7         48.6             2.1       19.91%
 ----------------------------------------------------------------------------
   Total...............    $601.8       $100.8           $29.3
=============================================================================

           The Bruce Mansfield Plant and Beaver Valley Unit 2 are being leased through sale and leaseback transactions (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

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

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:



                                                                                            Other
                                                            Pension Benefits        Postretirement Benefits
                                                            ----------------        -----------------------
                                                            2001        2000           2001       2000
----------------------------------------------------------------------------------------------------------
                                                                           (In millions)

              Change in benefit obligation:
              Benefit obligation as of January 1......    $1,506.1    $1,394.1       $   752.0   $ 608.4
              Service cost............................        34.9        27.4            18.3      11.3
              Interest cost...........................       133.3       104.8            64.4      45.7
              Plan amendments.........................         3.6        41.3            --        --
              Actuarial loss..........................       123.1        17.3            73.3     121.7
              Voluntary early retirement program......        --          23.4             2.3      --
              GPU acquisition.........................     1,878.3        --             716.9      --
              Benefits paid...........................      (131.4)     (102.2)          (45.6)    (35.1)
              -------------------------------------------------------------------------------------------
              Benefit obligation as of December 31....     3,547.9     1,506.1         1,581.6     752.0
              -------------------------------------------------------------------------------------------

              Change in fair value of plan assets:
              Fair value of plan assets as of January 1    1,706.0     1,807.5            23.0       4.9
              Actual return on plan assets............         8.1         0.7            12.7      (0.2)
              Company contribution....................        --          --              43.3      18.3
              GPU acquisition.........................     1,901.0        --             462.0      --
              Benefits paid...........................      (131.4)     (102.2)           (6.0)     --
              -------------------------------------------------------------------------------------------
              Fair value of plan assets as of December 31  3,483.7     1,706.0           535.0      23.0
              -------------------------------------------------------------------------------------------

              Funded status of plan...................       (64.2)      199.9        (1,046.6)   (729.0)
              Unrecognized actuarial loss (gain)......       222.8       (90.9)          212.8     147.3
              Unrecognized prior service cost.........        87.9        93.1            17.7      20.9
              Unrecognized net transition obligation
               (asset)                                        --          (2.1)          101.6     110.9
              -------------------------------------------------------------------------------------------
              Prepaid (accrued) benefit cost..........    $  246.5    $  200.0       $  (714.5)  $(449.9)
              ===========================================================================================
              Company's share of prepaid (accrued)
                benefit cost..........................    $    1.6    $    0.9       $  (119.1)  $(117.1)
              ===========================================================================================
              Assumptions used as of December 31:
              Discount rate...........................        7.25%       7.75%           7.25%     7.75%
              Expected long-term return on plan assets       10.25%      10.25%          10.25%    10.25%
              Rate of compensation increase...........        4.00%       4.00%           4.00%     4.00%



           FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2001 were computed as follows:


                                                                                            Other
                                                       Pension Benefits             Postretirement Benefits
                                                       ----------------             -----------------------
                                                 2001      2000      1999           2001      2000     1999
     -------------------------------------------------------------------------------------------------------
                                                                         (In millions)

     Service cost............................  $  34.9   $  27.4   $  28.3         $18.3     $11.3    $ 9.3
     Interest cost...........................    133.3     104.8     102.0          64.4      45.7     40.7
     Expected return on plan assets..........   (204.8)   (181.0)   (168.1)         (9.9)     (0.5)    (0.4)
     Amortization of transition obligation
      (asset)                                     (2.1)     (7.9)     (7.9)          9.2       9.2      9.2
     Amortization of prior service cost......      8.8       5.7       5.7           3.2       3.2      3.3
     Recognized net actuarial loss (gain)....     --        (9.1)     --             4.9      --        --
     Voluntary early retirement program......      6.1      17.2      --             2.3      --        --
     -------------------------------------------------------------------------------------------------------
     Net benefit cost........................  $ (23.8)  $ (42.9)  $ (40.0)        $92.4     $68.9    $62.1
     =======================================================================================================
     Company's share of net benefit cost.....  $  (0.7)  $ (12.7)  $  (8.3)        $ 3.5     $15.1    $12.6
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

TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily CEI, OE, Penn, ATSI, FirstEnergy Solutions Corp. (FES) and FirstEnergy. The Ohio transition plan, as discussed in the "Regulatory Plans" section, resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. Unregulated operations under FES now operate the generation businesses of the Company, CEI, OE and Penn. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the generation from leased fossil generating facilities and the Company purchases its power from FES to meet its "provider of last resort" obligations. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI. The primary affiliated companies transactions, including the effects of the PSA beginning in 2001, the sale and leaseback of the Company's transmission assets to ATSI in September 2000 and FirstEnergy's providing support services at cost, are as follows:

                                        2001           2000          1999
----------------------------------------------------------------------------
                                                  (In millions)
Operating Revenues:
PSA revenues with FES...............  $180.9         $ --           $ --
Generating units rent with FES......    14.0           --             --
Electric sales to CEI...............    97.0          106.8          106.1
Ground lease with ATSI..............     1.7            1.9           --

Operating Expenses:
Purchased power under PSA...........   388.0           --             --
ATSI rent expense...................    17.0            9.4           --
FirstEnergy support services........    23.8           36.0           59.4

Other Income:
Interest income from ATSI...........     3.0            1.0           --
Interest income from FES............     9.7           --             --
----------------------------------------------------------------------------

           The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $97.0 million, $104.0 million and $104.3 million in 2001, 2000 and 1999, respectively. This sale is expected to continue through the end of the lease period. (See Note 2.)

SUPPLEMENTAL CASH FLOWS INFORMATION-

           All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $1.0 million, $36.1 million and $8.5 million in 2001, 2000 and 1999, respectively.

           All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt and investments other than cash and cash equivalents as of December 31:



                                                                2001                          2000
----------------------------------------------------------------------------------------------------------
                                                          Carrying     Fair           Carrying      Fair
                                                             Value    Value             Value      Value
----------------------------------------------------------------------------------------------------------
                                                                           (In millions)
Long-term debt.......................................       $889       $937               $919        $952
Investments other than cash and cash equivalents:
   Debt securities
   - Maturity (5-10 years)...........................       $123       $127               $ --      $   --
   - Maturity (more than 10 years)...................        299        296                316         307
   Equity securities.................................          2          2                  3           3
   All other.........................................        157        157                133         137
----------------------------------------------------------------------------------------------------------
                                                            $581       $582               $452        $447
==========================================================================================================



           The fair value of long-term debt reflects the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by a corporation with credit ratings similar to the Company's ratings.

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

REGULATORY ASSETS-

           The Company recognizes, as regulatory assets, costs which the FERC and PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets will continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations. The Company recognized incremental transition cost recovery aggregating $37 million in accordance with the current Ohio transition plan.

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                        2001         2000
  ---------------------------------------------------------------------------
                                                            (In millions)
  Regulatory transition costs......................     $394.7       $420.5
  Loss on reacquired debt..........................        3.2          3.6
  Other............................................       (9.1)       (11.4)
  --------------------------------------------------------------------------
         Total.....................................     $388.8       $412.7
  ===========================================================================

2.   LEASES:

           The Company leases certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

           The Company and CEI sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and the Company sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and CEI entered into operating leases for lease terms of approximately 30 years as co-lessees. During the terms of the leases, the Company and CEI continue to be responsible, to the extent of their combined ownership and leasehold interest, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and CEI have the right, at the end of the respective basic lease terms, to renew the leases. The Company and CEI also have the right to purchase the facilities at the expiration of the basic lease term or renewal term (if elected) at a price equal to the fair market value of the facilities.

           As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2001 were approximately $0.2 billion, net of trust cash receipts.)

           Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2001 are summarized as follows:

                                       2001           2000            1999
-----------------------------------------------------------------------------
                                                  (In millions)
  Operating leases
    Interest element...............   $ 55.7        $ 58.7          $ 61.4
    Other..........................     52.4          46.2            45.3
  Capital leases
    Interest element...............      2.5           3.9             5.3
    Other..........................     14.1          24.1            30.4
---------------------------------------------------------------------------
    Total rentals..................   $124.7        $132.9          $142.4
===========================================================================


           The future minimum lease payments as of December 31, 2001 are:

                                                      Operating Leases
                                               --------------------------------
                                   Capital      Lease         Capital
                                   Leases      Payments        Trust     Net
-------------------------------------------------------------------------------
                                                     (In millions)
  2002..........................     $0.3      $  111.0     $ 37.9   $   73.1
  2003..........................      --          111.7       36.0       75.7
  2004..........................      --           97.9       24.3       73.6
  2005..........................      --          104.8       24.9       79.9
  2006..........................      --          107.8       25.6       82.2
  Years thereafter..............      --        1,007.9      246.6      761.3
  -----------------------------------------------------------------------------
  Total minimum lease payments..      0.3      $1,541.1     $395.3   $1,145.8
                                               ========     ======   ========
  Interest portion..............      --
  ----------------------------------------
  Present value of net minimum
    lease payments..............      0.3
  Less current portion..........      0.3
  ----------------------------------------
  Noncurrent portion............     $--
  ========================================

         The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport Capital Trust arrangement effectively reduces lease costs related to that transaction.

3.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

           The Company has a provision in its mortgage that requires common stock dividends to be paid out of its total balance of retained earnings. The 1997 FirstEnergy merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 8, 1997 merger date.

     (B) STOCK COMPENSATION PLANS-

           Employees of the Company participate in stock based plans administered by FirstEnergy which include the Centerior Equity Plan (CE Plan) and FirstEnergy Executive and Director Incentive Compensation Plan (FE Plan). All options are fully vested under the CE Plan, and no further awards are permitted. Outstanding options will expire on or before February 25, 2007. Under the FE Plan, total awards cannot exceed 15 million shares of common stock or their equivalent. Only stock options and restricted stock have been granted, with vesting periods ranging from six months to seven years.

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

           The Company continues to apply APB 25, "Accounting for Stock Issued to Employees." As required by SFAS 123, "Accounting for Stock-Based Compensation," the Company has determined pro forma earnings as though the Company had accounted for employee stock options under the fair value method. The weighted average assumptions used in valuing the options and their resulting fair values are as follows:

                                    2001           2000            1999
--------------------------------------------------------------------------
Valuation assumptions:
  Expected option term (years)      8.3            7.6             6.4
  Expected volatility.........     23.45%         21.77%          20.03%
  Expected dividend yield.....      5.00%          6.68%           5.97%
  Risk-free interest rate.....      4.67%          5.28%           5.97%
Fair value per option.........     $4.97          $2.86           $3.42
--------------------------------------------------------------------------

           The following table summarizes the pro forma effect of applying fair value accounting to the Company's stock options.

                                      2001           2000             1999
-----------------------------------------------------------------------------
  Earnings on Common Stock (000)
    As Reported.................    $46,776        $120,986          $83,707
    Pro Forma...................    $46,623        $120,778          $83,615
-----------------------------------------------------------------------------


     (C) PREFERRED AND PREFERENCE STOCK-

           Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days' notice.

           The preferred dividend rates on the Company's Series A and Series B shares fluctuate based on prevailing interest rates and market conditions. The dividend rates for these issues averaged 7.00% and 7.05%, respectively, in 2001.

           The Company exercised its option to redeem all outstanding shares of five series of preferred stock on February 1, 2002 as follows:

       Series            Outstanding Shares        Call Price
      -------------------------------------------------------
       $ 7.76                  150,000              $102.44
       $ 7.80                  150,000              $101.65
       $ 8.32                  100,000              $102.46
       $10.00                  190,000              $101.00
       $ 2.21                1,000,000               $25.25
      -------------------------------------------------------

           The Company has five million authorized and unissued shares of $25 par value preference stock.

     (D) LONG-TERM DEBT-

           The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

           Based on the amount of bonds authenticated by the Trustee through December 31, 2001, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $0.4 million. The Company expects to deposit funds in 2002 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

           Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                          (In millions)
         ---------------------------------------------
         2002................................. $263.3
         2003.................................  101.9
         2004.................................  268.7
         2005.................................   --
         2006.................................   --
         ---------------------------------------------

           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $68.0 million and a noncancelable municipal bond insurance policy of $30.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.00% of the amounts of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

           The Company and CEI have letters of credit of approximately $222 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in May 2002. The letters of credit are secured by first mortgage bonds of the Company and CEI in the proportion of 60% and 40%, respectively (see Note 2).

4.   SHORT-TERM BORROWINGS:

           The Company may borrow from its affiliates on a short-term basis. As of December 31, 2001, the Company had total short-term borrowings of $17.2 million from its affiliates with a weighted average interest rate of approximately 3.6%.

5.   COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $228 million for property additions and improvements from 2002-2006, of which approximately $72 million is applicable to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $120 million, of which approximately $12 million applies to 2002. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $114 million and $22 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

           The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $77.9 million per incident but not more than $8.8 million in any one year for each incident.

           The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $263.4 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $15.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

           As a result of the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act of 1976, federal and state hazardous waste regulations have been promulgated. Certain fossil-fuel combustion waste products, such as coal ash, were exempted from hazardous waste disposal requirements pending the EPA's evaluation of the need for future regulation. The EPA has issued its final regulatory determination that regulation of coal ash as a hazardous waste is unnecessary. On April 25, 2000, the EPA announced that it will develop national standards regulating disposal of coal ash under its authority to regulate nonhazardous waste.

           The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has accrued a liability of $0.2 million as of December 31, 2001, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. The Company believes that waste disposal costs will not have a material adverse effect on its financial condition, cash flows or results of operations.

OTHER LEGAL PROCEEDINGS-

           Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant applicable to the Company are described above.

6.   SALE OF GENERATING ASSETS:

           On November 29, 2001, FirstEnergy reached an agreement to sell four coal-fired power plants (with an aggregate net book value of $539 million as of December 31, 2001) totaling 2,535 MW to NRG Energy Inc. (NRG) for $1.5 billion ($1.355 billion in cash and $145 million in debt assumption). The sale includes the 648 MW Bay Shore plant owned by the Company (with an aggregate net book value of $80 million as of December 31, 2001). The net, after-tax gain from the sale, based on the difference between the sale price of the plants and their market price used in our Ohio restructuring transition plan, will be credited to customers by reducing the transition cost recovery period. FirstEnergy also entered into a power purchase agreement (PPA) with NRG. Under the terms of the PPA, NRG is obligated to sell up to 10.5 billion kilowatt-hours of electricity annually, similar to the average annual output of the plants, through 2005. The sale is expected to close in mid-2002.

7.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain consolidated operating results by quarter for 2001 and 2000.


                                                 March 31,       June 30,       September 30,     December 31,
Three Months Ended                                 2001           2001              2001             2001
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues..........................      $271.6        $263.0            $306.5           $253.8
Operating Expenses and Taxes................       243.3         229.6             278.9            237.6
-------------------------------------------------------------------------------------------------------------
Operating Income............................        28.3          33.4              27.6             16.2
Other Income................................         3.8           2.2               3.9              5.7
Net Interest Charges........................        15.9          12.6              15.1             14.6
-------------------------------------------------------------------------------------------------------------
Net Income..................................      $ 16.2        $ 23.0            $ 16.4           $  7.3
=============================================================================================================
Earnings on Common Stock....................      $ 12.2        $ 18.9            $ 12.4           $  3.3
=============================================================================================================





                                                 March 31,     June 30,      September 30,      December 31,
Three Months Ended                                 2000         2000              2000             2000
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues..........................      $217.4        $235.4          $260.8           $241.3
Operating Expenses and Taxes................       173.5         201.8           188.6            197.6
-------------------------------------------------------------------------------------------------------------
Operating Income............................        43.9          33.6            72.2             43.7
Other Income................................         2.7           2.2             2.0              1.8
Net Interest Charges........................        17.1          15.2            16.6             16.0
-------------------------------------------------------------------------------------------------------------
Net Income..................................      $ 29.5        $ 20.6          $ 57.6           $ 29.5
=============================================================================================================
Earnings on Common Stock....................      $ 25.5        $ 16.4          $ 53.6           $ 25.5
=============================================================================================================


Report of Independent Public Accountants

To the Stockholders and Board of Directors of The Toledo Edison Company:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of The Toledo Edison Company (an Ohio corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Toledo Edison Company and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.







ARTHUR ANDERSEN LLP


Cleveland, Ohio,
   March 18, 2002.