Form 10-K, Exhibit 13
period 2001-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; TOLEDO EDISON CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2002-04-01
CIK 20947, 352049, 77278, 73960, 1031296, 77227, 65350, 53456

PENNSYLVANIA POWER COMPANY

                       2001 ANNUAL REPORT TO STOCKHOLDERS



           Pennsylvania Power Company, an electric utility operating company of FirstEnergy Corp. and a wholly owned subsidiary of Ohio Edison Company, provides electric service to approximately 153,000 customers in western Pennsylvania.






Contents                                                             Page

Selected Financial Data......................................          1
Management's Discussion and Analysis.........................         2-6
Statements of Income.........................................          7
Balance Sheets...............................................          8
Statements of Capitalization.................................          9
Statements of Common Stockholder's Equity....................         10
Statements of Preferred Stock................................         10
Statements of Cash Flows.....................................         11
Statements of Taxes..........................................         12
Notes to Financial Statements................................        13-21
Report of Independent Public Accountants.....................         22


                                                     PENNSYLVANIA POWER COMPANY

                                                       SELECTED FINANCIAL DATA


                                             2001       2000        1999        1998       1997
                                             ----       ----        ----        ----       ----
                                                           (Dollars in thousands)

Operating Revenues....................     $498,401   $383,112   $  329,234   $323,756   $  323,381
                                           ========   ========   ==========   ========   ==========

Operating Income......................     $ 55,178   $ 39,979   $   32,063   $ 58,041   $   50,736
                                           ========   ========   ==========   ========   ==========

Income Before Extraordinary Item......     $ 41,041   $ 22,847   $   12,648   $ 39,748   $   31,472
                                           ========   ========   ==========   ========   ==========

Net Income............................     $ 41,041   $ 22,847   $   12,648   $  9,226   $   31,472
                                           ========   ========   ==========   ========   ==========

Earnings on Common Stock..............     $ 37,338   $ 19,143   $    8,278   $  4,600   $   26,846
                                           ========   ========   ==========   ========   ==========

Total Assets..........................     $960,097   $988,909   $1,015,616   $977,772   $1,034,457
                                           ========   ========   ==========   ========   ==========

CAPITALIZATION AT DECEMBER 31:
Common Stockholder's Equity...........     $223,788   $213,851   $  199,608   $275,281   $  291,977
Preferred Stock-
  Not Subject to Mandatory Redemption.       39,105     39,105       39,105     50,905       50,905
  Subject to Mandatory Redemption.....       14,250     15,000       15,000     15,000       15,000
Long-Term Debt........................      262,047    270,368      274,821    287,689      289,305
                                           --------   --------   ----------   --------   ----------
Total Capitalization..................     $539,190   $538,324   $  528,534   $628,875   $  647,187
                                           ========   ========   ==========   ========   ==========

CAPITALIZATION RATIOS:
Common Stockholder's Equity...........         41.5%      39.7%        37.8%      43.8%        45.1%
Preferred Stock-
  Not Subject to Mandatory Redemption.          7.3        7.3          7.4        8.1          7.9
  Subject to Mandatory Redemption.....          2.6        2.8          2.8        2.4          2.3
Long-Term Debt........................         48.6       50.2         52.0       45.7         44.7
                                              -----      -----        -----      -----        -----
Total Capitalization..................        100.0%     100.0%       100.0%     100.0%       100.0%
                                              =====      =====        =====      =====        =====

DISTRIBUTION KILOWATT-HOUR DELIVERIES
(Millions):
Residential...........................        1,353      1,387        1,325      1,278        1,238
Commercial............................        1,121      1,198        1,105      1,069        1,013
Industrial............................        1,506      1,665        1,495      1,439        1,659
Other.................................            6          6            6          6            6
                                              -----      -----        -----      -----        -----
Total.................................        3,986      4,256        3,931      3,792        3,916
                                              =====      =====        =====      =====        =====

CUSTOMERS SERVED:
Residential...........................      134,956    121,066      117,440    124,304      129,316
Commercial............................       18,153     16,634       16,307     16,924       16,738
Industrial............................          224        177          175        206          241
Other.................................           87         87           87         86           97
                                            -------    -------      -------    -------      -------
Total.................................      153,420    137,964      134,009    141,520      146,392
                                            =======    =======      =======    =======      =======

NUMBER OF EMPLOYEES (a)...............          256        275          895        888          997
                                                ===        ===          ===        ===          ===



(a) Reduction in 2000 reflects transfer of responsibility for generation operations to FirstEnergy Corp.'s competitive services unit.



                           PENNSYLVANIA POWER COMPANY

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

Corporate Separation
--------------------

           In connection with FirstEnergy's Ohio transition plan, FirstEnergy separated its businesses into three distinct units - a competitive services unit, a regulated services unit and a corporate support services unit. Penn is included in the regulated services unit which continues to deliver power to homes and businesses through its existing distribution system and maintains the "provider of last resort" (PLR) obligation under its rate plan.

           FirstEnergy's electric utility operating companies (EUOC) have entered into power supply agreements whereby FirstEnergy Solutions Corp. (FES) purchases all of the EUOC nuclear generation, as well as generation from leased fossil generation facilities. FirstEnergy Generation Corp. (FGCO), a wholly owned subsidiary of FES, leases fossil generating units owned by the EUOC. We are a "full requirements" customer of FES to enable us to meet our PLR responsibilities in our service area.

           The effect on our reported results of operations in 2001 from FirstEnergy's corporate separation plan and our sale of transmission assets to American Transmission Systems, Inc. (ATSI) in September 2000, are summarized in the following table:

 Corporate Restructuring - 2001 Income Statement Effects
--------------------------------------------------------------------------------
 Increase (Decrease)
                                       Corporate
                                       Separation          ATSI         Total
                                       ----------          ----         -----
                                                     (In millions)
 Operating Revenues:
   Power supply agreement with FES.    $151.5           $  --          $151.5
   Generating units rent...........      20.2              --            20.2
   Ground lease with ATSI..........      --               0.6            0.6
 -----------------------------------------------------------------------------
   Total Operating Revenues Effect.    $171.7           $ 0.6          $172.3
 =============================================================================
 Operating Expenses and Taxes:
   Fossil fuel costs...............    $(32.6)(a)       $ --           $ (32.6)
   Purchased power costs...........     152.7 (b)         --             152.7
   Other operating costs...........     (21.1)(a)         4.9 (d)        (16.2)
   Provision for depreciation and
     amortization                        --              (2.2)(e)         (2.2)
   General taxes...................      (2.4)(c)        (0.3)(e)         (2.7)
   Income Taxes....................      31.1            --               31.1
 -----------------------------------------------------------------------------
   Total Operating Expenses Effect.    $127.7           $ 2.4          $ 130.1
 =============================================================================
 Other Income......................    $ --             $ 1.7 (f)      $   1.7
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


Results of Operations
---------------------

           Earnings on common stock in 2001 increased to $37.3 million from $19.1 million in 2000. Excluding the effects shown in the table above, earnings on common stock decreased to $6.6 million in 2001 from 2000, being adversely affected by reduced operating revenues, which were partially offset by reduced operating expenses and taxes and lower net interest charges. In 2000, earnings on common stock increased to $19.1 million from $8.3 million in 1999. Results for 2000 were favorably affected by higher operating revenues which were partially offset by increased nuclear operating expenses and taxes.

           Excluding the effects shown in the table above, operating revenues decreased by $57.0 million or 14.9% in 2001 from 2000 following a $53.9 million increase in 2000 from the prior year. The decrease primarily resulted from a $56.7 million reduction in wholesale revenues (a 93.3% decrease in wholesale kilowatt-hour sales) from the prior year due to the substitution of PSA sales for kilowatt-hour sales to other wholesale customers. Distribution deliveries declined 2.3% in 2001 from the prior year reflecting the influence of a declining national economy on our regional business activity that contributed to lower distribution deliveries to commercial and industrial customers. Partially offsetting the impact of a weaker economy was an increase in electric generation revenues reflecting a return of customers previously served by alternative generation suppliers. Retail generation sales increased in all customer categories resulting in an overall 4.8% increase in kilowatt-hour sales from the prior year. Electric generation services provided by other suppliers in our service area decreased to 4.1% from 10.6% in 2000.

           In 2000, service area growth combined with the return of customers previously served by alternative generation suppliers to increase retail sales revenues. Sales to all retail customer groups were substantially higher in 2000, compared to the preceding year, reflecting a stronger economy in our service area. The transfer of ownership in Penn Power Energy, Inc. (PPE) to FES in December 1999, offset a portion of the increased operating revenues in 2000. Substantial growth in wholesale kilowatt-hour sales, primarily to affiliated utilities, contributed significantly to the higher operating revenues in 2000. These sales were possible due to additional available internal generation resulting from increased nuclear capacity received in a December 1999 exchange of generating assets with Duquesne Light Company.

   Changes in KWH Sales                        2001             2000
   -------------------------------------------------------------------
    Increase (Decrease)
   Electric Generation:
     Retail................................     4.8%            15.1%
     Wholesale.............................   (93.3)%*         266.0%
   ------------------------------------------------------------------
   Total Electric Generation Sales.........   (62.6)%           78.5%
   ==================================================================
   Distribution Deliveries:
     Residential...........................     0.3%             4.7%
     Commercial and industrial.............    (3.6)%           10.1%
   ------------------------------------------------------------------
   Total Distribution Deliveries...........    (2.3)%            8.3%
   ==================================================================

   * Excluding PSA kilowatt-hour sales related to restructuring.

Operating Expenses and Taxes

           Total operating expenses and taxes increased $100.1 million in 2001 and by $46.0 million in 2000 from the respective prior year. Excluding the effects of restructuring, total 2001 operating expenses and taxes were $30.0 million lower than the prior year. The following table presents changes from the prior year by expense category excluding the impact of restructuring.

 Operating Expenses and Taxes - Changes           2001          2000
 ---------------------------------------------------------------------
  Increase (Decrease)                                (In millions)
 Fuel and purchased power...................... $  (12.9)      $(19.0)
 Nuclear operating costs.......................      1.9         75.8
 Other operating costs.........................      1.9         (5.7)
 ---------------------------------------------------------------------
   Total operation and maintenance expenses....     (9.1)        51.1

 Provision for depreciation and amortization...      3.3         (6.2)
 General taxes.................................     (5.2)        (6.0)
 Income taxes..................................    (19.0)         7.1
 --------------------------------------------------------------------
   Total operating expenses and taxes..........  $ (30.0)      $ 46.0
 =====================================================================


           The following discussion excludes the effects shown in the preceding table related to the impact of restructuring.

           The decrease in fuel and purchased power costs in 2001, compared to 2000, primarily reflects the transfer of fossil operations to FGCO with our power requirements being provided under the PSA. In 2000, fuel and purchased power costs decreased $19.0 million, compared to 1999, primarily due to an $18.6 million reduction in purchased power costs and a slight reduction in fuel expense. The decrease in purchased power costs in 2000 resulted from a substantial increase in available internal generation, which reduced the need for external sources of power, as well as the transfer of ownership in PPE to FES. Although internal generation increased 76% compared to 1999, fuel expense was slightly lower due to the absence of a $6.8 million nonrecurring charge related to the Duquesne asset exchange in 1999, additional nuclear generation, the expiration of an above-market coal contract and continued improvement in coal blending strategies.

           Nuclear operating costs increased slightly in 2001 from the previous year. In 2000, nuclear operating costs increased $75.8 million from 1999. The increase was due to additional costs associated with refueling outages at both Beaver Valley Plant units and increased ownership of the Beaver Valley Plant for the entire year following the 1999 asset exchange with Duquesne, compared to approximately one month of increased ownership in the prior year. Other operating costs increased slightly in 2001 from the prior year. In 2000, other operating costs decreased $5.7 million from the prior year primarily due to increased gains realized from the sale of emission allowances, compared to 1999.

           Depreciation and amortization increased $3.3 million in 2001 from the prior year. The increase resulted in part from the absence in 2001 of an adjustment made in the prior year to decommissioning costs. In 2000, depreciation and amortization decreased $6.2 million from 1999 primarily reflecting lower accrued decommissioning costs.

           General taxes decreased by $5.2 million in 2001 from 2000 primarily due to a one-time benefit of $3 million resulting from successfully resolving certain pending tax issues and the effect of a reduction to the gross receipts tax rate. In 2000, general taxes decreased by $6.0 million from 1999 primarily due to favorable property tax law changes and the phase-out of Pennsylvania's Capital Stock and Franchise Tax.

Net Interest Charges

           Net interest charges continued to trend lower, decreasing by $2.1 million in 2001 and by $1.4 million in 2000, compared to the prior year. We continue to redeem and refinance our outstanding debt during 2001 -- net redemptions and refinancing activities totaled $1.0 million and $32.9 million, respectively, and will result in annualized savings of $872,000.

Capital Resources and Liquidity

           We had about $54.5 million of cash and temporary investments and no short-term indebtedness as of December 31, 2001. We also had a $2 million bank facility that provides for borrowings on a short-term basis at the bank's discretion. At the end of 2001, we had the capability to issue $293 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon applicable earnings in 2001 under the earnings coverage test contained in our charter, we could issue $195 million of preferred stock (assuming no additional debt was issued).

           Following approval of the merger of FirstEnergy and GPU by the New Jersey Board of Public Utilities on September 26, 2001, Standard & Poor's upgraded our corporate credit rating and senior secured debt rating from BB+ to BBB. Ratings of junior securities were also upgraded to conform to typical rating relationships.

           Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without increasing our net debt and preferred stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:



Contractual Obligations
----------------------------------------------------------------------------------------------------------
                                                                                       There-
                                  2002       2003       2004       2005       2006     after     Total
----------------------------------------------------------------------------------------------------------
                                                                (In millions)
Long-term debt................     $1         $41       $35         $1         $1      $173       $252
Mandatory preferred stock.....      1           1         1          1          1        10         15
Unconditional fuel purchases..      5          18        16          3         --        --         42
----------------------------------------------------------------------------------------------------------
Total.........................     $7         $60       $52         $5         $2      $183       $309
==========================================================================================================



           Our capital spending for the period 2002-2006 is expected to be about $177 million (excluding nuclear fuel) of which approximately $36 million applies to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $94 million, of which about $8 million relates to 2002. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $95 million and $20 million, respectively, as the nuclear fuel is consumed. We had no material off balance sheet obligations as of December 31, 2001.

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



Comparison of Carrying Value to Fair Value
--------------------------------------------------------------------------------------------------------------------
                                                                                        There-               Fair
                                  2002       2003       2004       2005       2006        after     Total     Value
--------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Investments other than Cash
   and Cash Equivalents:
Fixed Income.................                           $ 1         $6          $1        $104       $112     $115
   Average interest rate.....                           7.8%       7.8%        7.8%        5.9%       6.0%
--------------------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------------------------------------------
Long-term Debt:
Fixed rate...................      $1         $41       $35         $1          $1        $125       $204     $214
   Average interest rate ....     9.7%        7.6%      6.6%       9.7%        9.7%        7.0%       7.1%
Variable rate................                                                             $ 48       $ 48     $ 48
   Average interest rate.....                                                              2.1%       2.1%
Preferred Stock..............      $1         $ 1       $ 1         $1          $1        $ 10       $ 15     $ 15
   Average dividend rate.....     7.6%        7.6%      7.6%       7.6%        7.6%        7.6%       7.6%
-------------------------------------------------------------------------------------------------------------------



Outlook
-------

           In 2001, a number of our customers previously electing to be served by alternative energy providers returned to our system for their energy needs. We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier subject to certain limits. Adopting new approaches to regulation and experiencing new forms of competition have created new uncertainties. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated.

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

           In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W.H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against us in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act (CAA) based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint against us requests the installation of "best available control technology" as well as civil penalties of up to $27,500 per day. Although unable to predict the outcome of these proceedings, we believe the Sammis Plant is in full compliance with the CAA and that the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

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

Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Pennsylvania, significant amounts of regulatory assets have been recorded -- $209 million as of December 31, 2001. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

Revenue Recognition

           We follow the accrual method of accounting for revenues, recognizing revenue for kilowatt-hours that have been delivered but have not yet been billed through the end of the year. The determination of unbilled revenues requires management to make various estimates including:

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


                                 PENNSYLVANIA POWER COMPANY

                                     STATEMENTS OF INCOME


For the Years Ended December 31,                                  2001      2000       1999
----------------------------------------------------------------------------------------------
                                                                         (In thousands)

OPERATING REVENUES...........................................   $498,401  $383,112   $329,234
                                                                --------  --------   --------


OPERATING EXPENSES AND TAXES:
  Fuel and purchased power...................................    175,257    68,099     87,128
  Nuclear operating costs....................................    114,623   112,731     36,915
  Other operating costs......................................     45,133    59,389     65,079
                                                                --------  --------   --------
    Total operation and maintenance expenses.................    335,013   240,219    189,122
  Provision for depreciation and amortization................     57,087    55,964     62,182
  General taxes..............................................     14,214    22,076     28,110
  Income taxes...............................................     36,909    24,874     17,757
                                                                --------  --------   --------

    Total operating expenses and taxes.......................    443,223   343,133    297,171
                                                                --------  --------   --------

OPERATING INCOME.............................................     55,178    39,979     32,063


OTHER INCOME.................................................      3,185     2,300      1,438
                                                                --------  --------   --------


INCOME BEFORE NET INTEREST CHARGES...........................     58,363    42,279     33,501
                                                                --------  --------   --------

NET INTEREST CHARGES:
  Interest on long-term debt.................................     16,971    18,651     19,268
  Interest on nuclear fuel obligations.......................        141       364         90
  Allowance for borrowed funds used during construction......       (850)   (1,005)      (464)
  Other interest expense.....................................      1,060     1,422      1,959
                                                                --------  --------   --------
    Net interest charges.....................................     17,322    19,432     20,853
                                                                --------  --------   --------

NET INCOME...................................................     41,041    22,847     12,648

PREFERRED STOCK DIVIDEND REQUIREMENTS........................      3,703     3,704      4,370
                                                                --------  --------   --------

EARNINGS ON COMMON STOCK.....................................   $ 37,338  $ 19,143   $  8,278
                                                                ========  ========   ========

The accompanying Notes to Financial Statements are an integral part of these statements.



                                  PENNSYLVANIA POWER COMPANY

                                        BALANCE SHEETS

As of December 31,                                                        2001          2000
---------------------------------------------------------------------------------------------
                                                                           (In thousands)
                             ASSETS
UTILITY PLANT:
In service.........................................................     $664,432     $636,418
Less-Accumulated provision for depreciation........................      290,216      275,699
                                                                        --------     --------
                                                                         374,216      360,719
                                                                        --------     --------
Construction work in progress-
  Electric plant...................................................       24,141       20,800
  Nuclear fuel.....................................................        2,921        2,810
                                                                        --------     --------
                                                                          27,062       23,610
                                                                        --------     --------
                                                                         401,278      384,329
                                                                        --------     --------

OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts (Note 1)......................      116,634      117,453
Long-term notes receivable from associated companies...............       39,290       33,581
Other..............................................................       21,597       21,279
                                                                        --------     --------
                                                                         177,521      172,313
                                                                        --------     --------

CURRENT ASSETS:
Cash and cash equivalents..........................................           67        3,475
Notes receivable from associated companies (Note 4)................       54,411       41,264
Receivables-
  Customers (less accumulated provisions of $619,000 and $628,000,
    respectively, for uncollectible accounts)......................       40,890       40,980
  Associated companies.............................................       36,491       40,685
  Other............................................................        4,787        8,848
Materials and supplies, at average cost............................       25,598       29,595
Prepayments........................................................        5,682        2,044
                                                                        --------     --------
                                                                         167,926      166,891
                                                                        --------     --------

DEFERRED CHARGES:
Regulatory assets..................................................      208,838      260,221
Other..............................................................        4,534        5,155
                                                                        --------     --------
                                                                         213,372      265,376
                                                                        --------     --------
                                                                        $960,097     $988,909
                                                                        ========     ========

                   CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity........................................     $223,788     $213,851
Preferred stock-
  Not subject to mandatory redemption..............................       39,105       39,105
  Subject to mandatory redemption..................................       14,250       15,000
Long-term debt-
  Associated companies.............................................       21,064       18,135
  Other............................................................      240,983      252,233
                                                                        --------     --------
                                                                         539,190      538,324
                                                                        --------     --------
CURRENT LIABILITIES:
Currently payable long-term debt and preferred stock-
  Associated companies.............................................       18,090       16,620
  Other............................................................       12,075        1,036
Accounts payable-
  Associated companies.............................................       50,604       42,293
  Other............................................................        1,441       21,165
Accrued taxes......................................................       18,853       19,250
Accrued interest...................................................        5,264        5,972
Other..............................................................        9,675       16,228
                                                                        --------     --------
                                                                         116,002      122,564
                                                                        --------     --------

DEFERRED CREDITS:
Accumulated deferred income taxes..................................      136,808      160,632
Accumulated deferred investment tax credits........................        4,108        4,407
Nuclear plant decommissioning costs................................      117,096      117,915
Other..............................................................       46,893       45,067
                                                                        --------     --------
                                                                         304,905      328,021
                                                                        --------     --------

COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)......................     --------     --------
                                                                        $960,097     $988,909
                                                                        ========     ========

The accompanying Notes to Financial Statements are an integral part of these balance sheets.




                                  PENNSYLVANIA POWER COMPANY

                                 STATEMENTS OF CAPITALIZATION

As of December 31,                                                                             2001      2000
-----------------------------------------------------------------------------------------------------------------
                                   (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
  Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000
   shares outstanding ..................................................................      $188,700   $188,700
  Other paid-in capital.................................................................          (310)      (310)
  Retained earnings (Note 3A)...........................................................        35,398     25,461
                                                                                              --------   --------
      Total common stockholder's equity.................................................       223,788    213,851
                                                                                              --------   --------

                                                  Number of Shares        Optional
                                                    Outstanding        Redemption Price
                                                ------------------   --------------------
                                                  2001      2000     Per Share  Aggregate
                                                  ----      ----     ---------  ---------
PREFERRED STOCK (Note 3C):
Cumulative, $100 par value-
Authorized 1,200,000 shares
  Not Subject to Mandatory Redemption:

    4.24%...................................     40,000    40,000     $103.13    $ 4,125         4,000      4,000
    4.25%...................................     41,049    41,049      105.00      4,310         4,105      4,105
    4.64%...................................     60,000    60,000      102.98      6,179         6,000      6,000
    7.75%...................................    250,000   250,000          --         --        25,000     25,000
                                                -------   -------                -------      --------   --------
      Total not subject to mandatory
        redemption..........................    391,049   391,049                $14,614        39,105     39,105
                                                =======   =======                =======      --------   --------

  Subject to Mandatory Redemption (Note 3D):
    7.625%..................................    150,000   150,000      104.58    $15,687        15,000     15,000
  Redemption Within One Year................                                                      (750)        --
                                                -------   -------                -------      --------   --------
      Total subject to mandatory redemption.    150,000   150,000                $15,687        14,250     15,000
                                                =======   =======                =======      --------   --------


LONG-TERM DEBT (Note 3E):
  First mortgage bonds-
    9.740% due 2002-2019................................................................        17,565     18,539
    7.500% due 2003.....................................................................        40,000     40,000
    6.375% due 2004.....................................................................        20,500     20,500
    6.625% due 2004.....................................................................        14,000     14,000
    8.500% due 2022.....................................................................        27,250     27,250
    7.625% due 2023.....................................................................         6,500      6,500
                                                                                              --------   --------
      Total first mortgage bonds........................................................       125,815    126,789
                                                                                              --------   --------

  Secured notes-
    5.400% due 2013.....................................................................         1,000      1,000
    5.400% due 2017.....................................................................        10,600     10,600
  * 1.550% due 2017.....................................................................        17,925         --
    7.150% due 2017.....................................................................            --     17,925
    5.900% due 2018.....................................................................        16,800     16,800
  * 1.550% due 2021.....................................................................        14,482         --
    7.150% due 2021.....................................................................            --     14,482
    6.150% due 2023.....................................................................        12,700     12,700
  * 1.750% due 2027.....................................................................        10,300     10,300
    6.450% due 2027.....................................................................        14,500     14,500
    5.375% due 2028.....................................................................         1,734      1,734
    5.450% due 2028.....................................................................         6,950      6,950
    6.000% due 2028.....................................................................        14,250     14,250
    5.950% due 2029.....................................................................           238        238
                                                                                              --------   --------
      Total secured notes...............................................................       121,479    121,479
                                                                                              --------   --------

  Unsecured notes-
  * 5.900% due 2033.....................................................................         5,200      5,200
                                                                                              --------   --------

  Other obligations-
    Nuclear fuel........................................................................        39,154     34,756
    Capital leases (Note 2).............................................................            95        170
                                                                                              --------   --------
      Total other obligations...........................................................        39,249     34,926
                                                                                              --------   --------
  Net unamortized discount on debt......................................................          (281)      (370)
                                                                                              --------   --------
  Long-term debt due within one year....................................................       (29,415)   (17,656)
                                                                                              --------   --------
      Total long-term debt..............................................................       262,047    270,368
                                                                                              --------   --------
TOTAL CAPITALIZATION....................................................................      $539,190   $538,324
                                                                                              ========   ========

* Denotes variable rate issue with December 31, 2001 interest rate shown.

The accompanying Notes to Financial Statements are an integral part of these statements.



                                  PENNSYLVANIA POWER COMPANY

                          STATEMENTS OF COMMON STOCKHOLDER'S EQUITY



                                                                                   Other
                                           Comprehensive    Number       Par      Paid-In    Retained
                                              Income       of Shares     Value     Capital   Earnings
                                           -------------   ---------     -----    --------   --------
                                                                  (Dollars in thousands)

Balance, January 1, 1999...............                    6,290,000    $188,700    $(310)   $ 86,891
  Net income...........................       $12,648                                          12,648
                                              =======
  Transfer of Penn Power Energy
    to a FirstEnergy affiliate.........                                                         3,302
  Cash dividends on common stock.......                                                       (87,362)
  Cash dividends on preferred stock....                                                        (4,056)
  Premium on redemption of preferred
    stock..............................                                                          (205)
-----------------------------------------------------------------------------------------------------
Balance, December 31, 1999.............                    6,290,000     188,700     (310)     11,218
  Net income...........................       $22,847                                          22,847
                                              =======
  Cash dividends on common stock.......                                                        (4,900)
  Cash dividends on preferred stock....                                                        (3,704)
-----------------------------------------------------------------------------------------------------
Balance, December 31, 2000.............                    6,290,000     188,700     (310)     25,461
  Net income...........................       $41,041                                          41,041
                                              =======
  Cash dividends on common stock.......                                                       (27,400)
  Cash dividends on preferred stock....                                                        (3,704)
-----------------------------------------------------------------------------------------------------

Balance, December 31, 2001.............                    6,290,000    $188,700    $(310)   $ 35,398
=====================================================================================================



                                STATEMENTS OF PREFERRED STOCK

                                              Not Subject to           Subject to
                                           Mandatory Redemption   Mandatory Redemption
                                           --------------------   --------------------
                                            Number        Par       Number       Par
                                           of Shares     Value     of Shares    Value
                                           ---------     -----     ---------    -----
                                                       (Dollars in thousands)

          Balance, January 1, 1999....      509,049     $50,905     150,000    $15,000
          -----------------------------------------------------------------------------
           Redemptions-
             7.64% Series.............      (60,000)     (6,000)
             8.00% Series.............      (58,000)     (5,800)
          -----------------------------------------------------------------------------
          Balance, December 31, 1999..      391,049      39,105     150,000     15,000
          -----------------------------------------------------------------------------
          Balance, December 31, 2000..      391,049      39,105     150,000     15,000
          -----------------------------------------------------------------------------
          Balance, December 31, 2001..      391,049     $39,105     150,000    $15,000
          =============================================================================


The accompanying Notes to Financial Statements are an integral part of these statements.




                                  PENNSYLVANIA POWER COMPANY

                                   STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                               2001         2000       1999
----------------------------------------------------------------------------------------------
                                                                       (In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income...............................................   $ 41,041     $ 22,847    $ 12,648
Adjustments to reconcile net income to net cash from
 operating activities:
  Provision for depreciation and amortization............     57,087       55,964      62,182
  Nuclear fuel and lease amortization....................     17,323       18,248       8,423
  Deferred income taxes, net.............................    (11,055)      (8,620)    (16,207)
  Investment tax credits, net............................     (2,775)      (3,051)     (3,111)
  Receivables............................................      8,345       (8,484)       (390)
  Materials and supplies.................................      3,997        2,888         389
  Accounts payable.......................................    (11,413)       8,335      22,291
  Other..................................................     (9,265)      (9,651)     15,899
                                                            --------     --------    --------
    Net cash provided from operating activities..........     93,285       78,476     102,124
                                                            --------     --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
  Long-term debt.........................................     31,626           --       5,200
Redemptions and Repayments-
  Preferred stock........................................         --           --      12,005
  Long-term debt.........................................     51,351       47,796       8,675
Dividend Payments-
  Common stock...........................................     27,400        4,900      87,362
  Preferred stock........................................      3,704        3,704       4,055
                                                            --------     --------    --------
    Net cash used for financing activities...............     50,829       56,400     106,897
                                                            --------     --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions.......................................     40,529       29,856      21,964
Loans to associated companies............................     19,175       59,421          --
Loan payment from parent.................................         --           --     (34,577)
Sale of assets to associated companies...................     (6,053)     (67,472)         --
Other....................................................     (7,787)       2,466       9,655
                                                            --------     --------    --------
    Net cash used for (provided from) investing
    activities...........................................     45,864       24,271      (2,958)
                                                            --------     --------    --------
Net decrease in cash and cash equivalents................      3,408        2,195       1,815
Cash and cash equivalents at beginning of year...........      3,475        5,670       7,485
                                                            --------     --------    --------
Cash and cash equivalents at end of year.................   $     67     $  3,475    $  5,670
                                                            ========     ========    ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
  Interest (net of amounts capitalized)..................   $ 19,286     $ 18,804    $ 19,436
                                                            ========     ========    ========
  Income taxes...........................................   $ 53,527     $ 39,704    $ 33,786
                                                            ========     ========    ========


The accompanying Notes to Financial Statements are an integral part of these statements.




                                  PENNSYLVANIA POWER COMPANY

                                     STATEMENTS OF TAXES


For the Years Ended December 31,                              2001         2000        1999
----------------------------------------------------------------------------------------------
                                                                       (In thousands)
GENERAL TAXES:

State gross receipts....................................    $ 12,776     $ 14,264    $ 13,466
Real and personal property..............................          59        4,012       8,626
State capital stock.....................................       1,081        1,598       3,067
Social security and unemployment........................         201        2,137       2,875
Other...................................................          97           65          76
                                                            --------     --------    --------
    Total general taxes.................................    $ 14,214     $ 22,076    $ 28,110
                                                            ========     ========    ========

PROVISION FOR INCOME TAXES:
Currently payable-
  Federal...............................................    $ 40,948     $ 26,712    $ 29,522
  State.................................................      12,803       11,080       8,630
                                                            --------     --------    --------
                                                              53,751       37,792      38,152
                                                            --------     --------    --------
Deferred, net-
  Federal...............................................      (8,304)      (4,273)    (12,714)
  State.................................................      (2,751)      (4,347)     (3,493)
                                                            --------     --------    --------
                                                             (11,055)      (8,620)    (16,207)
                                                            --------     --------    --------
Investment tax credit amortization......................      (2,775)      (3,051)     (3,111)
                                                            --------     --------    --------
    Total provision for income taxes....................    $ 39,921     $ 26,121    $ 18,834
                                                            ========     ========    ========

INCOME STATEMENT CLASSIFICATION OF PROVISION FOR
INCOME TAXES:
Operating expenses......................................    $ 36,909     $ 24,874    $ 17,757
Other income............................................       3,012        1,247       1,077
                                                            --------     --------    --------
    Total provision for income taxes....................    $ 39,921     $ 26,121    $ 18,834
                                                            ========     ========    ========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes...........    $ 80,962     $ 48,968    $ 31,482
                                                            ========     ========    ========
Federal income tax expense at statutory rate............    $ 28,337     $ 17,139    $ 11,019
Increases (reductions) in taxes resulting from:
  State income taxes, net of federal income tax benefit.       6,534        4,376       3,339
  Amortization of investment tax credits................      (2,775)      (3,051)     (3,111)
  Amortization of tax regulatory assets.................       6,315        6,899       7,059
  Other, net............................................       1,510          758         528
                                                            --------     --------    --------
    Total provision for income taxes....................    $ 39,921     $ 26,121    $ 18,834
                                                            ========     ========    ========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Competitive transition charge...........................    $ 75,686     $ 95,497    $115,277
Property basis differences..............................      65,534       64,348      73,694
Allowance for equity funds used during construction.....       2,608        4,163       5,688
Customer receivables for future income taxes............       5,640        7,016       8,354
Unamortized investment tax credits......................      (1,702)      (1,823)     (2,987)
Deferred gain for asset sale to affiliated company......       9,943        8,925          --
Other...................................................     (20,901)     (17,494)    (17,324)
                                                            --------     --------    --------
    Net deferred income tax liability...................    $136,808     $160,632    $182,702
                                                            ========     ========    ========


The accompanying Notes to Financial Statements are an integral part of these statements.


NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Pennsylvania Power Company (Company), a wholly owned subsidiary of Ohio Edison Company (OE), follows the accounting policies and practices prescribed by the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States
(GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

           Results of operations for 1999 include the Company and its former wholly owned subsidiary, Penn Power Energy, Inc. (PPE). The subsidiary was formed to market energy products and services coincident with the commencement of electricity generation customer choice and competition in Pennsylvania in January 1999. All significant intercompany transactions have been eliminated. The Company transferred its 100% ownership in PPE to a subsidiary of FirstEnergy Corp., OE's parent company, effective December 31, 1999.

REVENUES-

           The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

           Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables at December 31, 2001 or 2000, with respect to any particular segment of the Company's customers.

REGULATORY PLAN-

           Pennsylvania enacted "The Electricity Generation Customer Choice and Competition Act" in 1996, which permitted customers, including the Company's customers, to choose their electric generation supplier, while transmission and distribution services would continue to be supplied by their current providers. The phase in of customer choice was completed on January 1, 2001. The Company continues to deliver power to homes and businesses through its distribution system, which remains regulated by the PPUC. The Company's rates have been restructured to establish separate charges for transmission and distribution; generation, which is subject to competition; and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates is excluded from their bill and the customers receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets.

          In 1998, the PPUC authorized the Company's rate restructuring plan, which essentially resulted in the deregulation of the Company's generation business. The Company was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The Securities and Exchange Commission (SEC) issued interpretive guidance regarding asset impairment measurement which concluded that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, the Company reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through the CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The Company is entitled to recover $236 million of stranded costs through the CTC that began in 1999 and ends in 2006. The Company's net assets included in utility plant relating to the operations for which the application of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) was discontinued were $88 million as of December 31, 2001. All of the Company's regulatory assets are expected to continue to be recovered under provisions of the rate restructuring plan.

UTILITY PLANT AND DEPRECIATION-

           Utility plant reflects the original cost of construction (except for nuclear generating units which were adjusted to fair value as discussed above), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs.

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.9% in 2001, 2.6% in 2000 and 2.5% in 1999.

           Annual depreciation expense includes approximately $1.6 million for future decommissioning costs applicable to the Company's ownership interest in three nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $340 million in current dollars and (using a 4.0% escalation rate) approximately $695 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $16 million for decommissioning through its electric rates from customers through December 31, 2001. The Company has also recognized an estimated liability of approximately $7.0 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

COMMON OWNERSHIP OF GENERATING FACILITIES-

           The Company, together with OE and other affiliated companies, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company
(TE), own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant at December 31, 2001 include the following:


                             Utility    Accumulated    Construction   Company's
                             Plant in   Provision for     Work in     Ownership
       Generating Units      Service    Depreciation     Progress     Interest
-------------------------------------------------------------------------------
                                       (In millions)
 W. H. Sammis #7............ $ 67.7        $ 25.7          $  --        20.80%
 Bruce Mansfield
   #1, #2 and #3............  186.0         112.8            2.5        16.38%
 Beaver Valley #1 and #2....   44.6          11.5             --        39.37%
 Perry #1...................    3.6           0.9            0.5         5.24%
 ------------------------------------------------------------------------------
     Total.................. $301.9        $150.9          $ 3.0
===============================================================================


NUCLEAR FUEL-

           OES Fuel, Incorporated, a wholly owned subsidiary of OE, is the sole lessor for the Company's nuclear fuel requirements. OE anticipates replacing that lease arrangement with direct ownership and nuclear fuel financing by the Company and OE. The Company amortizes the cost of nuclear fuel based on the rate of consumption.

INCOME TAXES-

           Details of the total provision for income taxes are shown on the Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return.

RETIREMENT BENEFITS-

           FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. On December 31, 2001, the FirstEnergy pension plan was merged with the pension plans of GPU, Inc., which merged with FirstEnergy on November 7, 2001. The Company uses the projected unit credit method for funding purposes and was not required to make pension contributions during the three years ended December 31, 2001. The assets of the FirstEnergy pension plan consist primarily of common stocks, United States government bonds and corporate bonds. The FirstEnergy and GPU postretirement benefit plans are currently separately maintained; the information shown below is aggregated as of December 31, 2001.

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

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:



                                                                               Other
                                               Pension Benefits        Postretirement Benefits
                                               -----------------       -----------------------
                                               2001         2000         2001           2000
----------------------------------------------------------------------------------------------
                                                              (In millions)

 Change in benefit obligation:
 Benefit obligation as of January 1......    $1,506.1    $1,394.1     $    752.0      $ 608.4
 Service cost............................        34.9        27.4           18.3         11.3
 Interest cost...........................       133.3       104.8           64.4         45.7
 Plan amendments.........................         3.6        41.3           --           --
 Actuarial loss..........................       123.1        17.3           73.3        121.7
 Voluntary early retirement program......        --          23.4            2.3         --
 GPU acquisition.........................     1,878.3        --            716.9         --
 Benefits paid...........................      (131.4)     (102.2)         (45.6)       (35.1)
 ---------------------------------------------------------------------------------------------
 Benefit obligation as of December 31....     3,547.9     1,506.1        1,581.6        752.0
 ---------------------------------------------------------------------------------------------

 Change in fair value of plan assets:
 Fair value of plan assets as of January 1    1,706.0     1,807.5           23.0          4.9
 Actual return on plan assets............         8.1         0.7           12.7         (0.2)
 Company contribution....................        --          --             43.3         18.3
 GPU acquisition.........................     1,901.0        --            462.0         --
 Benefits paid...........................      (131.4)     (102.2)          (6.0)        --
 ---------------------------------------------------------------------------------------------
 Fair value of plan assets as of December 31  3,483.7     1,706.0          535.0         23.0
 ---------------------------------------------------------------------------------------------

 Funded status of plan...................       (64.2)      199.9       (1,046.6)      (729.0)
 Unrecognized actuarial loss (gain)......       222.8       (90.9)         212.8        147.3
 Unrecognized prior service cost.........        87.9        93.1           17.7         20.9
 Unrecognized net transition obligation
  (asset)                                          --        (2.1)         101.6        110.9
 ---------------------------------------------------------------------------------------------
 Prepaid (accrued) benefit cost..........    $  246.5    $  200.0     $   (714.5)     $(449.9)
 =============================================================================================
 Company's share of prepaid (accrued)
   benefit cost..........................    $   18.1    $   17.4     $    (37.4)    $  (35.1)
==============================================================================================
 Assumptions used as of December 31:
 Discount rate...........................        7.25%       7.75%          7.25%        7.75%
 Expected long-term return on plan assets       10.25%      10.25%         10.25%       10.25%
 Rate of compensation increase...........        4.00%       4.00%          4.00%        4.00%


           FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2001 were computed as follows:


                                                                                           Other
                                                       Pension Benefits            Postretirement Benefits
                                                 ------------------------         -------------------------
                                                 2001      2000      1999         2001      2000     1999
     ----------------------------------------------------------------------------------------------------
                                                                         (In millions)
     Service cost............................  $ 34.9    $  27.4   $  28.3       $18.3     $11.3     $ 9.3
     Interest cost...........................   133.3      104.8     102.0        64.4      45.7      40.7
     Expected return on plan assets..........  (204.8)    (181.0)   (168.1)       (9.9)     (0.5)     (0.4)
     Amortization of transition obligation
      (asset)                                    (2.1)      (7.9)     (7.9)        9.2       9.2       9.2
     Amortization of prior service cost......     8.8        5.7       5.7         3.2       3.2       3.3
     Recognized net actuarial loss (gain)....    --         (9.1)     --           4.9      --        --
     Voluntary early retirement program......     6.1       17.2      --           2.3      --        --
     ------------------------------------------------------------------------------------------------------
     Net benefit cost........................  $(23.8)   $ (42.9)  $ (40.0)      $92.4     $68.9     $62.1
     ======================================================================================================
     Company's share of net benefit cost.....  $ (0.7)   $  (3.6)  $  (4.8)      $ 4.0     $ 7.5     $ 7.5
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

TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily OE, CEI, TE, American Transmission Systems, Inc. (ATSI), FirstEnergy Solutions Corp. (FES) and FirstEnergy. The Ohio transition plan resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. Unregulated operations under FES now operate the generation businesses of the Company, OE, CEI and TE. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the Company purchases its power from FES to meet its "provider of last resort" obligations. The 2001 reduction in revenues for Bruce Mansfield administrative and general charges and costs for FirstEnergy support services reflects the transfer of fossil generation operations to FES. The primary affiliated companies transactions, including the effects of the PSA beginning in 2001, the sale and leaseback of the Company's transmission assets to ATSI in September 2000 and FirstEnergy's providing support services at cost, are as follows:

                                          2001            2000          1999
-----------------------------------------------------------------------------
                                                 (In millions)
Operating Revenues:
PSA revenues with FES...............     $151.5         $  --          $  --
Generating units rent with FES......       20.2            --             --
Electric sales to affiliated utilities     --            57.6           12.6
Bruce Mansfield administrative and
   general charges..................       --             2.9            5.3
Ground lease with ATSI..............        1.3           0.7             --

Operating Expenses:
Nuclear fuel leased from OES Fuel...       18.7          20.3            8.8
Purchased power from affiliated
  utilities                                --             7.1           12.9
Purchased power under PSA...........      152.7            --             --
Transmission facilities rentals
   (including ATSI rents)...........        9.9           5.7            1.3
Nuclear operations administrative
 and generation charges.............       18.6          15.0            2.1
FirstEnergy support services........       10.1          27.4           28.3

Other Income:
Interest income from ATSI...........        2.6           0.9             --
Interest income from FES............        0.5            --             --
-----------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOWS INFORMATION-

           All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $21.6 million, $21.2 million and $27.1 million for the years 2001, 2000 and 1999, respectively.

           All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt, preferred stock subject to mandatory redemption and investments other than cash and cash equivalents as of December 31:

                                        2001                        2000
-------------------------------------------------------------------------------
                                   Carrying    Fair           Carrying    Fair
                                     Value    Value             Value    Value
-------------------------------------------------------------------------------
                                                   (In millions)
Long-term debt...................    $252     $262              $253     $263
Preferred stock..................      15       15                15       15
Investments other than cash and
 cash equivalents................     160      162               155      153
------------------------------------------------------------------------------


           The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Company's ratings.

           The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents consist primarily of decommissioning trust investments. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to the decommissioning liability. The Company has no securities held for trading purposes.

REGULATORY ASSETS-

           The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are being recovered from customers under the Company's rate restructuring plan. Based on the rate restructuring plan, the Company continues to bill and collect cost-based rates relating to the Company's nongeneration operations and continues the application of SFAS 71 to these operations.

           Net regulatory assets on the Balance Sheets are comprised of the following:

                                                       2001             2000
------------------------------------------------------------------------------
                                                            (In millions)
 Competitive transition charge..................      $182.7            $230.9
 Customer receivables for future income taxes...        13.6              17.0
 Loss on reacquired debt........................         6.9               6.4
 Employee postretirement benefit costs..........         3.6               4.5
 Other..........................................         2.0               1.4
 -----------------------------------------------------------------------------
      Total.....................................      $208.8            $260.2
==============================================================================

2.   LEASES

           The Company leases office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 2001, are summarized as follows:

                                           2001            2000          1999
-----------------------------------------------------------------------------
                                                       (In millions)
 Operating leases
    Interest element...................   $ --             $0.3          $0.6
    Other..............................     0.1             0.8           1.6
 Capital leases
    Interest element...................     --              0.4           0.6
    Other..............................     0.1             0.3           0.5
-----------------------------------------------------------------------------
 Total rentals.........................   $ 0.2            $1.8          $3.3
============================================================================


           The future minimum lease payments as of December 31, 2001, are:


                                       Capital            Operating
                                       Leases              Leases
--------------------------------------------------------------------------------
                                               (In millions)
 2002...............................    $0.1                 $0.1
 2003...............................     0.1                  0.1
 2004...............................    --                    0.1
 2005...............................    --                    0.1
 2006...............................    --                    0.1
 Years thereafter...................    --                    0.8
 ----------------------------------------------------------------
 Total minimum lease payments.......     0.2                 $1.3
                                                             ====
 Executory costs....................     0.1
 -------------------------------------------
 Net minimum lease payments.........     0.1
 Interest portion...................    --
 -------------------------------------------
 Present value of net minimum
   lease payments...................     0.1
 Less current portion...............     0.1
 -------------------------------------------
 Noncurrent portion.................    $--
 ==========================================

3.   CAPITALIZATION

     (A) RETAINED EARNINGS-

           Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $26.1 million as of December 31, 2001.

     (B) STOCK COMPENSATION PLANS-

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

           The Company continues to apply APB 25, "Accounting for Stock Issued to Employees." As required by SFAS 123, "Accounting for Stock-Based Compensation," the Company has determined pro forma earnings as though the Company had accounted for employee stock options under the fair value method. The weighted average assumptions used in valuing the options and their resulting fair values are as follows:

                                     2001           2000            1999
---------------------------------------------------------------------------
 Valuation assumptions:
   Expected option term (years)       8.3            7.6             6.4
   Expected volatility.........     23.45%         21.77%          20.03%
   Expected dividend yield.....      5.00%          6.68%           5.97%
   Risk-free interest rate.....      4.67%          5.28%           5.97%
 Fair value per option.........     $4.97          $2.86           $3.42
 --------------------------------------------------------------------------

           The following table summarizes the pro forma effect of applying fair value accounting to the Company's stock options.

                                     2001           2000             1999
---------------------------------------------------------------------------
 Earnings on Common Stock (000)
   As Reported.................    $37,338         $19,143           $8,278
   Pro Forma...................    $37,191         $18,970           $8,228
---------------------------------------------------------------------------

     (C) PREFERRED STOCK-

           The Company's 7.75% series of preferred stock has a restriction which prevents early redemption prior to July 2003. All other preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.


     (D) PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

           The Company's 7.625% series has an annual sinking fund requirement for 7,500 shares beginning on October 1, 2002.

     (E) LONG-TERM DEBT-

           The first mortgage indenture and its supplements, which secure all of the Company's first mortgage bonds, serve as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by the Company.

           Based on the amount of bonds authenticated by the Trustee through December 31, 2001, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amounts to $1.0 million. The Company expects to deposit funds in 2002 that will be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement. Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) during the next five years are $11.3 million in 2002, $41.0 million in 2003, $40.7 million in 2004 and $1.0 million in each year 2005 and 2006.

           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $10.4 million and noncancelable municipal bond insurance policies of $32.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit, the Company is entitled to a credit against its obligation to repay the related bond. The Company pays an annual fee of 1.25% of the amount of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

4.   SHORT-TERM BORROWINGS:

           The Company has a credit agreement with OE whereby either company can borrow funds from the other by issuing unsecured notes at the prevailing prime or similar interest rate. Under the terms of this agreement, the maximum borrowing is limited only by the availability of funds; however, the Company's borrowings under this agreement are currently limited by the PPUC to a total of $50 million. Either company can terminate the agreement with six months' notice.

5.   COMMITMENTS AND CONTINGENCIES:

CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $177 million for property additions and improvements from 2002-2006, of which approximately $36 million is applicable to 2002. Investments for additional nuclear fuel during the 2002-2006 period are estimated to be approximately $94 million, of which approximately $8 million applies to 2002. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $95 million and $20 million, respectively, as the nuclear fuel is consumed.

NUCLEAR INSURANCE-

           The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $74.0 million per incident but not more than $8.4 million in any one year for each incident.

           The Company is also insured as to its interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $222.1 million of insurance coverage for replacement power costs for its interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $13.9 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

           The Company is in compliance with the current SO2 and nitrogen oxides
(NOx) reduction requirements under the Clean Air Act Amendments of 1990. SO2 reductions are being achieved by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states and the District of Columbia, including Ohio and Pennsylvania, based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. State Implementation Plans (SIP) must comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that requires compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003. FirstEnergy continues to evaluate its compliance plans and other compliance options.

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

           In 1999 and 2000, the EPA issued Notices of Violation (NOV) or a Compliance Order to nine utilities covering 44 power plants, including the W. H. Sammis Plant. In addition, the U.S. Department of Justice filed eight civil complaints against various investor-owned utilities, which included a complaint against the Company and OE in the U.S. District Court for the Southern District of Ohio. The NOV and complaint allege violations of the Clean Air Act based on operation and maintenance of the Sammis Plant dating back to 1984. The complaint requests permanent injunctive relief to require the installation of "best available control technology" and civil penalties of up to $27,500 per day of violation. Although unable to predict the outcome of these proceedings, the Company and OE believe the Sammis Plant is in full compliance with the Clean Air Act and the NOV and complaint are without merit. Penalties could be imposed if the Sammis Plant continues to operate without correcting the alleged violations and a court determines that the allegations are valid. The Sammis Plant continues to operate while these proceedings are pending.

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


6.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain operating results by quarter for 2001 and 2000.

                                             March 31,           June 30,        September 30,     December 31,
Three Months Ended                              2001               2001               2001             2001
---------------------------------------------------------------------------------------------------------------
                                                                      (In millions)
Operating Revenues........................    $128.4             $124.7            $121.3             $124.0
Operating Expenses and Taxes..............     112.4              101.8             118.7              110.3
---------------------------------------------------------------------------------------------------------------
Operating Income..........................      16.0               22.9               2.6               13.7
Other Income..............................       0.9                0.7               1.0                0.6
Net Interest Charges......................       4.5                4.6               4.3                4.0
---------------------------------------------------------------------------------------------------------------
Net Income (Loss).........................    $ 12.4             $ 19.0            $ (0.7)            $ 10.3
===============================================================================================================
Earnings (Loss) on Common Stock...........    $ 11.5             $ 18.1            $ (1.7)            $  9.4
===============================================================================================================






                                             March 31,          June 30,        September 30,     December 31,
Three Months Ended                              2000             2000               2000             2000
---------------------------------------------------------------------------------------------------------------
                                                                      (In millions)
Operating Revenues........................    $ 83.9             $93.6             $102.8             $102.8
Operating Expenses and Taxes..............      90.3              81.0               83.0               88.9
---------------------------------------------------------------------------------------------------------------
Operating Income (Loss)...................      (6.4)             12.6               19.8               13.9
Other Income..............................       0.4               0.4                0.4                1.1
Net Interest Charges......................       4.4               5.4                5.0                4.6
---------------------------------------------------------------------------------------------------------------
Net Income (Loss).........................    $(10.4)            $ 7.6             $ 15.2             $ 10.4
===============================================================================================================
Earnings (Loss) on Common Stock...........    $(11.3)            $ 6.7             $ 14.3             $  9.5
===============================================================================================================


Report of Independent Public Accountants

To the Stockholders and Board of Directors of Pennsylvania Power Company:

We have audited the accompanying balance sheets and statements of capitalization of Pennsylvania Power Company (a Pennsylvania corporation and wholly owned subsidiary of Ohio Edison Company) as of December 31, 2001 and 2000, and the related statements of income, common stockholder's equity, preferred stock, cash flows and taxes for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Power Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.







ARTHUR ANDERSEN LLP


Cleveland, Ohio,
   March 18, 2002.