Form 10-K, Exhibit 13
period 2001-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; TOLEDO EDISON CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2002-04-01
CIK 20947, 352049, 77278, 73960, 1031296, 77227, 65350, 53456

EXHIBIT 13.5

                      JERSEY CENTRAL POWER & LIGHT COMPANY

                        2001 ANNUAL REPORT TO STOCKHOLDERS



        Jersey Central Power & Light Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 3,300 square miles in New Jersey. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 2.7 million.

        In August 2000, FirstEnergy entered into an agreement to merge with GPU, Inc., under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and is being accounted for by the purchase method. Prior to that time, Jersey Central Power & Light Company was a wholly owned subsidiary of GPU, Inc.






Contents                                                                Page
--------                                                                ----

Selected Financial Data...........................................       1
Management's Discussion and Analysis..............................      2-8
Consolidated Statements of Income.................................       9
Consolidated Balance Sheets.......................................      10
Consolidated Statements of Capitalization.........................      11
Consolidated Statements of Common Stockholder's Equity............      12
Consolidated Statements of Preferred Stock........................      12
Consolidated Statements of Cash Flows.............................      13
Consolidated Statements of Taxes..................................      14
Notes to Consolidated Financial Statements........................     15-23
Reports of Independent Public Accountants.........................     24-25


                                      JERSEY CENTRAL POWER & LIGHT COMPANY

                                             SELECTED FINANCIAL DATA

                                                                              Years Ended December 31,
                                          Nov. 7 -     Jan. 1 -    -----------------------------------------------
                                       Dec. 31, 2001 Nov. 6, 2001     2000         1999        1998       1997
------------------------------------------------------------------------------------------------------------------
                                                                    (Dollars in thousands)

Operating Revenues..................... $  282,902 | $ 1,838,638  $1,979,297   $2,018,209  $2,069,648  $2,093,972
                                        ========== | ===========  ==========   ==========  ==========  ==========
                                                   |
Operating Income....................... $   43,666 | $   292,847  $  283,227   $  277,420  $  297,614  $  324,850
                                        ========== | ===========  ==========   ==========  ==========  ==========
                                                   |
Income Before Extraordinary Item....... $   30,041 | $    34,467  $  210,812   $  172,380  $  222,442  $  212,014
                                        ========== | ===========  ==========   ==========  ==========  ==========
                                                   |
Net Income ............................ $   30,041 | $    34,467  $  210,812   $  172,380  $  222,442  $  212,014
                                        ========== | ===========  ==========   ==========  ==========  ==========
                                                   |
Earnings on Common Stock............... $   29,343 | $    29,920  $  203,908   $  162,862  $  212,377  $  200,638
                                        ========== | ===========  ==========   ==========  ==========  ==========
                                                   |
Total Assets........................... $8,039,998 |              $6,009,054   $5,587,677  $4,382,073  $4,459,306
                                        ========== |              ==========   ==========  ==========  ==========
                                                   |
Capitalization:                                    |
Common Stockholder's Equity............ $3,163,701 |              $1,459,260   $1,385,367  $1,557,073  $1,540,121
Preferred Stock-                                   |
   Not Subject to Mandatory Redemption.     12,649 |                  12,649       12,649      37,741      37,741
   Subject to Mandatory Redemption.....     44,868 |                  51,500       73,167      86,500      91,500
Company-Obligated Mandatorily                      |
   Redeemable Preferred Securities.....    125,250 |                 125,000      125,000     125,000     125,000
Long-Term Debt.........................  1,224,001 |               1,093,987    1,133,760   1,173,532   1,173,304
                                        ---------- |              ----------   ----------  ----------  ----------
Total Capitalization................... $4,570,469 |              $2,742,396   $2,729,943  $2,979,846  $2,967,666
                                        ========== |              ==========   ==========  ==========  ==========
                                                   |
Capitalization Ratios:                             |
Common Stockholder's Equity............       69.2%|                    53.2%        50.7%       52.2%       51.9%
Preferred Stock-                                   |
   Not Subject to Mandatory Redemption.        0.3 |                     0.5          0.5         1.3         1.3
   Subject to Mandatory Redemption.....        1.0 |                     1.9          2.7         2.9         3.1
Company-Obligated Mandatorily                      |
   Redeemable Preferred Securities.....        2.7 |                     4.5          4.6         4.2         4.2
Long-Term Debt.........................       26.8 |                    39.9         41.5        39.4        39.5
                                             ----- |                   -----        -----       -----       -----
Total Capitalization...................      100.0%|                   100.0%       100.0%      100.0%      100.0%
                                             ===== |                   =====        =====       =====       =====
                                                   |
Transmission and Distribution                      |
Kilowatt-Hour Deliveries (Millions):               |
Residential............................      1,428 |       7,042       8,087        7,978       7,551       7,256
Commercial.............................      1,330 |       6,787       7,706        7,624       7,259       6,974
Industrial.............................        474 |       2,670       3,307        3,289       3,474       3,536
Other..................................         17 |          66          82           81          81          79
                                             ----- |      ------      ------      -------      ------      ------
Total Retail...........................      3,249 |      16,565      19,182       18,972      18,365      17,845
Total Wholesale........................        295 |       1,780       2,161        1,622       1,690       1,063
                                             ----- |      ------      ------      -------      ------      ------
Total..................................      3,544 |      18,345      21,343       20,594      20,055      18,908
                                             ===== |      ======      ======       ======      ======      ======
                                                   |
Transmission and Distribution Deliveries           |
Customers Served:                                  |
Residential............................    909,494 |                 896,629      883,930     872,134     859,747
Commercial.............................    109,985 |                 107,479      107,210     105,611     104,183
Industrial.............................      2,785 |                   2,835        2,965       3,014       3,054
Other..................................      1,484 |                   1,551        1,648       1,635       1,618
                                         --------- |               ---------    ---------     -------     -------
Total..................................  1,023,748 |               1,008,494      995,753     982,394     968,602
                                         ========= |               =========      =======     =======     =======

                                       1


                      JERSEY CENTRAL POWER & LIGHT COMPANY

                   Management's Discussion and Analysis of
                Results of Operations and Financial Condition


        This discussion includes forward-looking statements based on information currently available to management that is subject to certain risks and uncertainties. Such statements typically contain, but are not limited to, the terms anticipate, potential, expect, believe, estimate and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, legislative and regulatory changes (including revised environmental requirements), the availability and cost of capital, ability to accomplish or realize anticipated benefits from strategic initiatives and other similar factors.


Results of Operations
---------------------

        Earnings on common stock decreased 70.9% to $59.3 million in 2001 from $203.9 million in 2000. Results in 2001 were affected by an after-tax charge of $177.5 million to reduce deferred costs in accordance with the Stipulation of Settlement related to the merger of FirstEnergy and GPU, Inc. Also contributing to lower earnings were higher purchased power costs. Partially offsetting these were lower nuclear and other operating costs and greater revenues. In 2000, earnings on common stock increased 25.2% to $203.9 million from $162.9 million in 1999, primarily due to a gain for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale of the Oyster Creek Nuclear Generating Station and the absence of a charge resulting from the Summary Order issued by the New Jersey Board of Public Utilities (NJBPU) in 1999. Lower nuclear and other operating costs also positively affected results for 2000.

        Operating revenues increased by $142.2 million in 2001 following a $38.9 million decrease in 2000. The sources of the changes in operating revenues during 2001 and 2000, as compared to the prior year, are summarized in the following table.

            Sources of Revenue Changes                    2001     2000
            -------------------------------------------------------------
                 Increase (Decrease)                      (In millions)

            Change in kilowatt-hour sales due
               to level of retail customers
               shopping for generation service..........$  67.3  $(108.7)
            Change in other retail kilowatt-hour sales..   38.4    (74.0)
            Increase in wholesale sales.................   44.1     24.0
            Provision for rate refunds..................    --     112.2
            All other changes...........................   (7.6)     7.6
            ------------------------------------------------------------

            Net Increase (Decrease) in Operating
               Revenues................................. $142.2  $ (38.9)
            ==============================================================

Electric Sales

        In 2001, a major source of the increase in operating revenues was the increase in retail generation kilowatt-hour sales due to a large number of customers returning to us in 2001 as full service customers, after receiving their power from alternate suppliers in 2000. Residential and commercial sales increased while industrial sales decreased. The majority of the increase in residential sales was weather-related, whereas a greater number of commercial customers and higher usage contributed almost evenly to the increase in commercial sales. Industrial sales were lower than the previous year due to both a decrease in the number of customers and lower usage.

        A large decrease in operating revenues occurred in 2000, as compared to 1999, as customers took advantage of the first full year of customer choice in New Jersey. In 2000, sales of electric generation provided by other suppliers accounted for 11.7% of total energy delivered as compared to only 0.2% in 1999. Partially offsetting the overall decrease in operating revenues was an increase due to our obligation to refund revenues to customers in 1999 as a result of the NJBPU's Restructuring Summary Order. The Order required us to refund customers 5% from rates in effect as of April 30, 1997. Changes in kilowatt-hour sales by customer class in 2001 and 2000 are summarized in the following table:

            Changes in Kilowatt-hour Sales  2001         2000
            -------------------------------------------------
               Increase (Decrease)

            Residential..................   4.7%         1.4%
            Commercial...................   5.3%         1.1%
            Industrial...................  (4.9)%        0.5%
            -------------------------------------------------

            Total Retail.................   3.3%         1.1%
            Wholesale....................  (4.0)%       33.2%
            -------------------------------------------------

            Total Sales..................   2.6%         3.6%
            -------------------------------------------------

Operating Expenses and Taxes

        Total operating expenses and taxes increased $89.0 million in 2001 after decreasing $44.7 million in 2000, compared to the preceding year. In both 2000 and 2001, greater purchased power costs accounted for the largest increases, offset by lower nuclear and other operating costs. Depreciation and amortization expenses also decreased in 2000 from 1999.

        Fuel and purchased power costs increased $177.6 million in 2001, compared to 2000. The increase was primarily attributed to greater amounts of power purchased through both two-party agreements and through the PJM Power Pool as a result of the sale of Oyster Creek and higher customer demand. Also contributing to the increase was a higher average cost of two-party power purchases in 2001 than in 2000. These increases were partially offset by lower fuel costs due to the sale of Oyster Creek.

        In 2000, fuel and purchased power costs increased $39.9 million from the preceding year due to the need to purchase more power through two-party agreements and the PJM Power Pool after the sale of our fossil fuel generating facilities and Unit 1 of the Three Mile Island Nuclear Plant in 1999. The average cost of these two-party purchases was also higher in 2000 than in 1999. Additionally, the amortization of non-utility generation (NUG) buyout costs was greater in 2000 than in 1999. Partially offsetting these increases were lower fuel costs since Oyster Creek was owned for only part of 2000.

        With the sale of Oyster Creek in August 2000, we no longer have any nuclear operating costs, which were $78.5 million in 2000. The sale of Oyster Creek was also responsible for the $71.3 million decrease in nuclear operating costs in 2000, compared to 1999.

        In 2001, other operating expenses decreased $25.2 million from the previous year due to lower bad debt expense and pension costs. The sale of our generating stations in 1999 was primarily responsible for the $29.8 million decrease in 2000 other operating costs from the preceding year. Also contributing to the reduction in costs was the receipt of additional cash distributions in 2000, compared to 1999, related to Oyster Creek property insurance.

Other Income

        Other income decreased $199.8 million in 2001 from the prior year primarily due to a charge of $300 million ($177.5 million net of tax) to reduce deferred costs in accordance with the Stipulation of Settlement related to the merger between FirstEnergy and GPU. In 2000, other income increased $26.1 million from 1999. The increase was primarily due to higher interest income and the reversal of an estimated 1999 tax penalty.

Net Interest Charges

          Net interest charges decreased by $0.2 million in 2001 following a decrease of $6.5 million in 2000 as compared to the prior year. In 2001, the slight decrease was attributed to greater deferred interest income offset by interest expense on $150 million of senior notes issued in May, and higher average short-term debt levels. The decrease in 2000 was primarily due to greater deferred interest income and lower interest expense as a result of the redemption of $40 million of first mortgage bonds (FMB).

Preferred Stock Dividend Requirements

      Preferred stock dividend requirements decreased $1.7 million and $1.8 million in 2001 and 2000, respectively, due to the redemption of cumulative preferred stock pursuant to mandatory and optional sinking fund provisions.


Capital Resources and Liquidity
-------------------------------

        We had approximately $31.4 million of cash and temporary investments and $18.1 million of short-term indebtedness on December 31, 2001. We may borrow from our affiliates on a short-term basis. We will not issue FMBs other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2001, we had the capability to issue $257 million of additional senior notes based upon FMB collateral. At year end 2001, based upon applicable earnings coverage tests and our charter, we could issue $4.6 billion of preferred stock (assuming no additional debt was issued).

        At the end of 2001, our common equity as a percentage of capitalization stood at 69%, as compared to 53% at the end of 2000. This increase resulted from the allocation of the purchase price in the merger between FirstEnergy and GPU.

        Following approval of the merger of FirstEnergy and GPU by the NJBPU on September 26, 2001, Standard and Poor's adjusted our corporate credit rating from A/A1 to BBB/A-2, our senior secured debt rating from A+ to BBB+ and our preferred stock rating from BBB+ to BB+. The lower credit ratings reflect Standard & Poor's consolidated rating methodology, which resulted in essentially the same corporate credit rating for all of FirstEnergy's electric utility operating companies. The credit rating outlook of both Standard & Poor's and Moody's is stable.

        Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected  to be  met  without  increasing  our  net  debt  and  preferred  stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:

Contractual Obligations  2002  2003   2004   2005   2006  Thereafter  Total
---------------------------------------------------------------------------
                                        (In millions)

Long-term debt..........$  50  $150   $160  $  50   $240    $  596   $1,246
Mandatory preferred
  stock.................   11    11     11      2      2       139      176
Operating leases .......    2     4      2      2      2        74       86
Unconditional fuel and
  power purchases.......  861   535    468    458    455     2,202    4,979
---------------------------------------------------------------------------
                         $924  $700   $641   $512   $699    $3,011   $6,487
===========================================================================


        Our capital spending for the period 2002-2006 is expected to be about $572 million, of which approximately $144 million applies to 2002.


Market Risk Information
-----------------------

        We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price fluctuations. Our Risk Policy Committee, comprised of FirstEnergy executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

Commodity Price Risk

        We are exposed to market risk primarily due to fluctuations in electricity and natural gas prices. To manage the volatility relating to these exposures, we use a variety of derivative instruments, including forward contracts, options and futures contracts. These derivatives are used principally for hedging purposes. The change in the fair value of commodity derivative contracts related to energy production during 2001 is summarized in the table below:

   Increase (Decrease)in the Fair Value of Commodity Derivative Contracts
   ----------------------------------------------------------------------

                                    Nov. 7-Dec. 31  Jan. 1-Nov. 6
                                           2001         2001
   ----------------------------------------------------------------------
                                               (In millions)
   Outstanding as of beginning of
      period with SFAS 133
      cumulative adjustment............    $4.7        $23.4
   Contract value when entered.........     0.1          4.9
   Decrease in value of existing
      contracts........................    (3.2)       (12.9)
   Change in techniques/assumptions....     --         (10.6)
   Settled contracts...................    (0.1)        (0.1)
   ---------------------------------------------------------------------
   Outstanding as of end of period.....    $1.5         $4.7
   =====================================================================


        While the valuation of derivative contracts is always based on active market prices when they are available, longer-term contracts can require the use of model-based estimates of prices in later years due to the absence of published market prices. Currently, substantially all of our derivatives are valued based on active market prices.

        We perform sensitivity analyses to estimate our exposure to the market risk of our commodity position. A hypothetical 10% adverse shift in quoted market prices in the near term on our derivative instruments would not have had a material effect on our consolidated financial position or cash flows as of December 31, 2001.

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

Comparison of Carrying Value to Fair Value
--------------------------------------------------------------------------------
                                                          There-         Fair
                       2002  2003    2004   2005    2006   after  Total  Value
--------------------------------------------------------------------------------
                                       (Dollars in millions)
Investments other
  than Cash and
  Cash Equivalents:
Fixed Income..........  --    --      --     --      --     $187  $  187 $ 185
  Average interest
    rate..............                                       5.4%    5.4%
--------------------------------------------------------------------------------
________________________________________________________________________________
Liabilities
--------------------------------------------------------------------------------
Long-term Debt:
Fixed rate............ $ 50   $150   $160   $ 50    $240    $596  $1,246 $1,250
  Average interest
    rate..............  9.0%   6.4%   7.1%   6.8%    6.9%    7.8%    7.4%
Variable rate.........
  Average interest
    rate..............
Short-term
  Borrowings.......... $ 18   --      --      --      --      --  $   18 $   18
  Average interest
    rate..............  4.9%                                         4.9%
--------------------------------------------------------------------------------
Preferred Stock.....   $ 11   $ 11   $ 11   $  2    $  2    $139  $  176 $  180
  Average dividend
    rate..............  8.4%   8.4%   8.4%   7.5%    7.5%    8.5%    8.4%
--------------------------------------------------------------------------------


Outlook
-------

        Our industry continues to transition to a more competitive environment. Beginning in late 1999, all of our customers could select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. To support customer choice, rates were restructured into unbundled service charges and additional non-bypassable charges to recover stranded costs (confirmed by a NJBPU Final Decision and Order issued in March 2001). We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits, referred to as Basic Generation Service (BGS), until July 31, 2002.

Regulatory Matters

        For the period from August 1, 2002 to July 31, 2003, the NJBPU has authorized the auctioning of BGS to meet the electric demands of customers who have not selected an alternative supplier. The auction was successfully concluded on February 13, 2002, thereby eliminating our obligation to provide for the energy requirements of BGS during that period. Beginning August 1, 2003, the approach to be taken in procuring the energy needs for BGS has not been determined. The NJBPU recently initiated a formal proceeding to decide how BGS will be handled after the transition period.

        We are permitted to defer for future recovery the amount by which our reasonable and prudently incurred costs for providing BGS to non-shopping customers and costs incurred under NUG agreements exceed amounts currently reflected in our BGS rate and market transition charge rate (for the recovery of stranded costs). On September 26, 2001, the NJBPU approved the merger of FirstEnergy and GPU subject to the terms and conditions set forth in a settlement agreement with major intervenors. As part of the settlement, we agreed to reduce our costs deferred for future recovery by $300 million, in order to ensure that customers receive the benefit of future merger savings. We wrote off $300 million of deferred costs in October 2001 upon receipt of the final regulatory approval for the merger, which occurred on October 29, 2001.

          On February 6, 2002, we received a Financing Order from the NJBPU with authorization to issue $320 million of transition bonds to securitize the recovery of bondable stranded costs associated with the previously divested Oyster Creek. The Order grants us the right to charge a usage-based, non-bypassable transition bond charge (TBC) and provided for the transfer of the bondable transition property relating to the TBC to JCP&L Transition Funding LLC (Transition Funding), a
                                       5
wholly owned limited liability corporation. Transition Funding is expected to issue and sell up to $320 million of transition bonds that will be recognized on our Consolidated Balance Sheet in the second quarter of 2002, with the TBC providing recovery of principal, interest and related fees on the transition bonds.

Supply Plan

        As part of our Restructuring Orders, we are obligated, through July 31, 2002, to supply electricity to customers who do not choose an alternate supplier. The total forecasted peak of this obligation is 5,400 megawatts (MW). The successful BGS auction in New Jersey removed our BGS obligation for 5,100 MW for the period from August 1, 2002 to July 31, 2003. In that auction FirstEnergy Solutions Corp., an affiliated company, was a successful bidder to provide 1,700 MW during the same period to us and two other electric utilities in New Jersey. Our current supply portfolio contains approximately 900 MW of long-term purchases from NUGs and 266 MW of owned generation. Our remaining obligation is expected to be met through a mix of short-term forward (less than one year) purchases and spot market purchases.

Environmental Matters

        Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites, and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. In addition, we have accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; these costs are being recovered through a non-bypassable societal benefits charge. We have total accrued liabilities aggregating approximately $52 million as of December 31, 2001. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

Legal Matters

        Various lawsuits, claims and proceedings related to our normal business operations are pending against us, the most significant of which are described below.

        We have a 25% ownership interest in Unit 2 of the Three Mile Island Nuclear Plant (TMI-2), which was damaged during a 1979 accident. As a result of the accident, claims for alleged personal injury were filed against us, Metropolitan Edison Company, Pennsylvania Electric Company and GPU in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten test cases, but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. Following the resolution of judicial proceedings dealing with admissible evidence, we have again requested summary judgment of the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted our motion. On February 14, 2002, the plaintiffs filed a notice of appeal of this decision (see Note 6 - Other Legal Proceedings). Although unable to predict the outcome of this litigation, we believe that any liability to which we might be subject by reason of the TMI-2 accident will not exceed our financial protection under the Price-Anderson Act.

        In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service areas of many electric utilities, including ours. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, we provided unsafe, inadequate or improper service to our customers. In July 1999, two class action lawsuits (subsequently consolidated into a single proceeding) were filed against us and other GPU companies in New Jersey Superior Court, seeking compensatory and punitive damages arising from the July 1999 service interruptions in our service territory. In May 2001, the court denied without prejudice our motion seeking decertification of the class. Discovery continues in the class action, but no trial date has been set. The judge has set a schedule under which factual legal discovery would conclude in March 2002, and expert reports would be exchanged by June 2002. In October 2001, the court held argument on the plaintiffs' motion for partial summary judgment, which contends that we are bound to several findings of the NJBPU investigation. The plaintiffs' motion was denied by the Court in November 2001 and plaintiffs' motion seeking permission to file an appeal on this denial of their motion was rejected by the New Jersey Appellate Division. We have also filed a motion for partial summary judgment that is currently pending before the Superior Court. We are unable to predict the outcome of these matters.

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

Purchase Accounting

          On November 7, 2001, the merger between FirstEnergy and GPU became effective, and we became a wholly owned subsidiary of FirstEnergy. The merger was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The adjustments reflected in our records, which are subject to adjustment in 2002 when finalized, primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. As of December 31, 2001, we had recorded goodwill of approximately $1.9 billion related to the merger.

Regulatory Accounting

        We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in New Jersey, a significant amount of regulatory assets have been recorded. As of December 31, 2001, we had regulatory assets of $3.3 billion. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislation, judicial or regulatory actions in the future.

Derivative Accounting

        Determination of appropriate accounting for derivative transactions requires the involvement of management representing operations, finance and risk assessment. In order to determine the appropriate accounting for derivative transactions, the provisions of the contract need to be carefully assessed in accordance with the authoritative accounting literature and management's intended use of the derivative. New authoritative guidance continues to shape the application of derivative accounting. Management's expectations and intentions are key factors in determining the appropriate accounting for a derivative transaction and, as a result, such expectations and intentions must be documented. Derivative contracts that are determined to fall within the scope of Statement of Financial Accounting Standards (SFAS) No. 133, as amended, must be recorded at their fair value. Active market prices are not always available to determine the fair value of the later years of a contract, requiring that various assumptions and estimates be used in their valuation. We continually monitor our derivative contracts to determine if our activities, expectations, intentions, assumptions and estimates remain valid. As part of our normal operations we enter into commodities contracts, which increase the impact of derivative accounting judgments.

Revenue Recognition

        We follow the accrual method of accounting for revenues, recognizing revenue for kilowatt-hours that have been delivered but not yet billed through the end of the year. The determination of unbilled revenues requires management to make various estimates including:

     -    Net energy purchased or generated for retail load
     -    Losses of energy over distribution lines
     - Mix of kilowatt-hour usage by residential, commercial and industrial customers
     -    Kilowatt-hour   usage  of   customers   receiving   electricity   from
          alternative suppliers


Recently Issued Accounting Standards
------------------------------------

        The Financial Accounting Standards Board (FASB) approved SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using purchase accounting. The provisions of the new standard relating to the determination of goodwill and other intangible assets have been applied to our 2001 merger, which was accounted for as a purchase transaction. Under SFAS 142, amortization of existing goodwill will cease January 1, 2002. Instead, goodwill will be tested for impairment at least on an annual basis, and no impairment of goodwill is anticipated as a result of a preliminary analysis. We did not have any goodwill prior to our 2001 merger, and we did not amortize goodwill associated with the merger under the provisions of the new standard.

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


                                        JERSEY CENTRAL POWER & LIGHT COMPANY

                                         CONSOLIDATED STATEMENTS OF INCOME



                                                                  Nov 7 -       Jan. 1 -    For the Years Ended Dec. 31,
                                                              Dec. 31, 2001   Nov. 6, 2001        2000        1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)

OPERATING REVENUES........................................     $  282,902  |   $1,838,638      $1,979,297   $2,018,209
                                                               ----------  |   ----------      ----------   ----------
                                                                           |
OPERATING EXPENSES AND TAXES:                                              |
   Fuel and purchased power...............................        136,123  |      932,300         890,812      850,880
   Nuclear operating costs................................           -     |         -             78,487      149,739
   Other operating costs..................................         40,670  |      237,513         303,353      333,134
                                                               ----------  |   ----------      ----------   ----------
     Total operation and maintenance expenses.............        176,793  |    1,169,813       1,272,652    1,333,753
   Provision for depreciation and amortization............         35,124  |      205,918         235,001      241,842
   General taxes..........................................          8,919  |       56,582          64,398       76,824
   Income taxes...........................................         18,400  |      113,478         124,019       88,370
                                                               ----------  |   ----------      ----------   ----------
     Total operating expenses and taxes...................        239,236  |    1,545,791       1,696,070    1,740,789
                                                               ----------  |   ----------      ----------   ----------
                                                                           |
OPERATING INCOME..........................................         43,666  |      292,847         283,227      277,420
                                                                           |
OTHER INCOME (EXPENSE)....................................          1,186  |     (176,875)         24,146       (1,957)
                                                               ----------  |   ----------      ----------   ----------
                                                                           |
INCOME BEFORE NET INTEREST CHARGES........................         44,852  |      115,972         307,373      275,463
                                                               ----------  |   ----------      ----------   ----------
                                                                           |
NET INTEREST CHARGES:                                                      |
   Subsidiaries' preferred stock dividend requirements....          1,605  |        9,095          10,700       10,700
   Interest on long-term debt.............................         14,234  |       77,205          85,220       87,196
   Allowance for borrowed funds used during                                |
     construction.........................................            135  |       (1,665)         (1,287)      (1,775)
   Deferred interest income...............................         (2,243) |      (12,557)         (7,951)      (1,817)
   Other interest expense.................................          1,080  |        9,427           9,879        8,779
                                                               ----------- |   ----------     -----------  -----------
     Net interest charges.................................         14,811  |       81,505          96,561      103,083
                                                               ----------  |   ----------      ----------   ----------
                                                                           |
NET INCOME................................................         30,041  |       34,467         210,812      172,380
                                                                           |
PREFERRED STOCK DIVIDEND                                                   |
   REQUIREMENTS...........................................            698  |        4,547           6,904        8,670
                                                                           |
LOSS ON PREFERRED STOCK                                                    |
   REACQUISITION..........................................           -     |         -               -             848
                                                               ----------  |   ----------      ----------    ---------
                                                                           |
EARNINGS ON COMMON STOCK..................................    $    29,343  |  $    29,920      $  203,908   $  162,862
                                                              ===========  |  ===========      ==========   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                       9


                                JERSEY CENTRAL POWER & LIGHT COMPANY

                                     CONSOLIDATED BALANCE SHEETS
As of December 31,                                                                        2001             2000
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service...................................................................       $3,431,823   |   $3,282,987
   Less-Accumulated provision for depreciation..................................        1,313,259   |    1,212,784
                                                                                       ----------   |   ----------
                                                                                        2,118,564   |    2,070,203
                                                                                       ----------   |   ----------
   Construction work in progress-                                                                   |
     Electric plant.............................................................           60,482   |       75,201
                                                                                       ----------   |   ----------
                                                                                        2,179,046   |    2,145,404
                                                                                       ----------   |   ----------
OTHER PROPERTY AND INVESTMENTS:                                                                     |
   Nuclear plant decommissioning trusts.........................................          114,899   |      115,311
   Nuclear fuel disposal trust..................................................          137,098   |      126,336
   Long-term notes receivable from associated companies.........................           20,333   |       20,333
   Other........................................................................            6,643   |        6,343
                                                                                       ----------   |   ----------
                                                                                          278,973   |      268,323
                                                                                       ----------   |   ----------
CURRENT ASSETS:                                                                                     |
   Cash and cash equivalents....................................................           31,424   |        2,021
   Receivables-                                                                                     |
     Customers (less accumulated provisions of $12,923,000 and $21,479,000                          |
       respectively, for uncollectible accounts)................................          226,392   |      237,222
     Associated companies.......................................................            6,412   |        8,520
     Other......................................................................           20,729   |       38,107
   Materials and supplies, at average cost......................................            1,348   |          508
   Prepayments and other........................................................           16,569   |       96,914
                                                                                       ----------   |   ----------
                                                                                          302,874   |      383,292
                                                                                       ----------   |   ----------
DEFERRED CHARGES:                                                                                   |
   Regulatory assets............................................................        3,324,804   |    3,185,072
   Goodwill.....................................................................        1,926,526   |         -
   Other........................................................................           27,775   |       26,963
                                                                                       ----------   |   ----------
                                                                                        5,279,105   |    3,212,035
                                                                                       ----------   |   ----------
                                                                                       $8,039,998   |   $6,009,054
                                                                                       ==========   |   ==========
                           CAPITALIZATION AND LIABILITIES                                           |
                                                                                                    |
CAPITALIZATION (See Consolidated Statements of Capitalization):                                     |
   Common stockholder's equity..................................................       $3,163,701   |   $1,459,260
   Preferred stock-                                                                                 |
     Not subject to mandatory redemption........................................           12,649   |       12,649
     Subject to mandatory redemption............................................           44,868   |       51,500
   Company-obligated mandatorily redeemable preferred securities................          125,250   |      125,000
   Long-term debt...............................................................        1,224,001   |    1,093,987
                                                                                       ----------   |   ----------
                                                                                        4,570,469   |    2,742,396
                                                                                       ----------   |   ----------
CURRENT LIABILITIES:                                                                                |
   Currently payable long-term debt and preferred stock.........................           60,848   |       50,847
   Short-term borrowings (Note 5)-                                                                  |
     Associated companies.......................................................           18,149   |         -
     Other......................................................................             -      |       29,200
   Accounts payable-                                                                                |
     Associated companies.......................................................          171,168   |       98,526
     Other......................................................................           89,739   |       87,261
   Accrued  taxes...............................................................           35,783   |        8,836
   Accrued interest.............................................................           25,536   |       23,625
   Other........................................................................           79,589   |       38,168
                                                                                       ----------   |   ----------
                                                                                          480,812   |      336,463
                                                                                       ----------   |   ----------
DEFERRED CREDITS:                                                                                   |
   Accumulated deferred income taxes............................................          514,216   |      666,047
   Accumulated deferred investment tax credits..................................           13,490   |       17,087
   Power purchase contract loss liability ......................................        1,968,823   |    1,699,473
   Nuclear fuel disposal costs..................................................          163,377   |      156,959
   Nuclear plant decommissioning costs..........................................          137,424   |      135,835
   Other........................................................................          191,387   |      254,794
                                                                                       ----------   |   ----------
                                                                                        2,988,717   |    2,930,195
                                                                                       ----------   |   ----------
COMMITMENTS AND CONTINGENCIES                                                                       |
   (Notes 3 and 6)..............................................................
                                                                                       ----------   |   ----------
                                                                                       $8,039,998   |   $6,009,054
                                                                                       ==========   |   ==========
The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.



                                JERSEY CENTRAL POWER & LIGHT COMPANY

                              CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                            2001         2000
-------------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)

COMMON STOCKHOLDER'S EQUITY:
   Common stock, par value $10 per share, authorized 16,000,000 shares                                |
     15,371,270 shares outstanding..............................................          $   153,713 | $   153,713
   Other paid-in capital........................................................            2,981,117 |     510,769
   Accumulated other comprehensive loss (Note 4F).............................                 (472)|          (8)
   Retained earnings (Note 4A)..................................................               29,343 |     794,786
                                                                                          ----------- | -----------
     Total common stockholder's equity..........................................            3,163,701 |   1,459,260
                                                                                          ----------- | -----------
                                               Number of Shares           Optional
                                                  Outstanding          Redemption Price
                                               ----------------      --------------------
                                               2001        2000      Per Share  Aggregate
                                               ----        ----      ---------  ---------
PREFERRED STOCK (Note 4B):
Cumulative, without par value-
Authorized 125,000 shares
   Not Subject to Mandatory Redemption:
        4%   Series.....................      125,000     125,000  $   106.50  $  13,313       12,649 |      12,649
                                                                                                      |
   Subject to Mandatory Redemption (Note 4C):                                                         |
     8.65% Series J.....................      250,001     333,334      101.30  $  25,325       26,750 |      33,333
     7.52% Series K.....................      265,000     290,000      103.76     27,496       28,951 |      29,000
     Redemption Within One Year.........                                                      (10,833)|     (10,833)
                                             --------    --------              ---------  ----------- | -----------
       Total Subject to Mandatory                                                                     |
         Redemption.....................      515,001     623,334              $  52,821       44,868 |      51,500
                                             ========    ========              =========  ----------- | -----------

COMPANY  OBLIGATED  MANDATORILY REDEEMABLE
PREFERRED  SECURITIES OF SUBSIDIARY LIMITED
PARTNERSHIP HOLDING SOLELY COMPANY
SUBORDINATED DEBENTURES (NOTE 4D):
   Cumulative, $25 par value -
   Authorized 5,000,000 shares
     Subject to Mandatory Redemption:
       8.56% due 2044...........................................................              125,250 |     125,000
                                                                                                      |
LONG-TERM DEBT (Note 4E):                                                                             |
   First mortgage bonds:                                                                              |
     6.450% due 2001............................................................                -     |      40,000
     9.000% due 2002............................................................               50,000 |      50,000
     6.375% due 2003............................................................              150,000 |     150,000
     7.125% due 2004............................................................              160,000 |     160,000
     6.780% due 2005............................................................               50,000 |      50,000
     6.850% due 2006............................................................               40,000 |      40,000
     8.250% due 2006............................................................               50,000 |      50,000
     7.900% due 2007............................................................               40,000 |      40,000
     7.125% due 2009............................................................                6,300 |       6,300
     7.100% due 2015............................................................               12,200 |      12,200
     9.200% due 2021............................................................               50,000 |      50,000
     8.320% due 2022............................................................               40,000 |      40,000
     8.550% due 2022............................................................               30,000 |      30,000
     8.820% due 2022............................................................               12,000 |      12,000
     8.850% due 2022............................................................               38,000 |      38,000
     7.980% due 2023............................................................               40,000 |      40,000
     7.500% due 2023............................................................              125,000 |     125,000
     8.450% due 2025............................................................               50,000 |      50,000
     6.750% due 2025............................................................              150,000 |     150,000
                                                                                          ----------- | -----------
       Total first mortgage bonds...............................................            1,093,500 |   1,133,500
                                                                                          ----------- | -----------
                                                                                                      |
   Secured notes:                                                                                     |
     6.450% due 2006............................................................              150,000 |       -
                                                                                          ----------- | -----------
   Unsecured notes:                                                                                   |
     7.69% due 2039.............................................................                2,998 |       3,012
                                                                                          ----------- | -----------
   Net unamortized premium / (discount) on debt.....................................           27,518 |      (2,511)
                                                                                          ----------- | -----------
   Long-term debt due within one year...............................................          (50,015)|     (40,014)
                                                                                          ----------- | -----------
       Total long-term debt.........................................................        1,224,001 |   1,093,987
                                                                                          ----------- | -----------
                                                                                                      |
TOTAL CAPITALIZATION................................................................      $ 4,570,469 | $ 2,742,396
                                                                                          =========== | ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                       11



                                JERSEY CENTRAL POWER & LIGHT COMPANY

                        CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                 Common Stock                 Accumulated
                                                              -------------------    Other       Other
                                               Comprehensive    Number      Par     Paid-In  Comprehensive  Retained
                                                   Income     of Shares    Value    Capital  Income (Loss)  Earnings
                                               -------------  ----------  -------   -------  -------------  --------
                                                                       (Dollars in thousands)

Balance, January 1, 1999.......................               15,371,270  $153,713 $  510,769  $  (425)    $ 893,016
   Net income..................................     $172,380                                                 172,380
   Net unrealized gains on investments.........            7                                         7
   Minimum pension liability...................          425                                       425
                                                    --------
   Comprehensive income........................      172,812
                                                    --------
   Loss on preferred stock reacquisition......                                                                  (848)
   Cash dividends on preferred stock...........                                                               (8,670)
   Cash dividends on common stock..............                                                             (335,000)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999.....................               15,371,270   153,713    510,769        7       720,878
   Net income..................................      210,812                                                 210,812
   Minimum pension liability...................          (15)                                      (15)
                                                    --------
   Comprehensive income........................      210,797
                                                    --------
   Cash dividends on preferred stock...........                                                               (6,904)
   Cash dividends on common stock..............                                                             (130,000)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000.....................               15,371,270   153,713    510,769       (8)      794,786
   Net income..................................       34,467                                                  34,467
   Net unrealized gains on investments.........            2                                         2
   Net unrealized gain on derivative instruments         768                                       768
                                                    --------
   Comprehensive income........................       35,237
                                                    --------
   Cash dividends on preferred stock...........                                                               (4,547)
   Cash dividends on common stock  ............                                                             (175,000)
--------------------------------------------------------------------------------------------------------------------
Balance, November 6, 2001......................               15,371,270   153,713    510,769      762       649,706
   Purchase accounting fair value adjustment...                                     2,470,348     (762)     (649,706)
____________________________________________________________________________________________________________________
Balance, November 7, 2001......................               15,371,270   153,713  2,981,117     -             -
   Net income..................................       30,041                                                 30,041
   Net unrealized gain (loss)
     on derivative instruments.................         (472)                                     (472)
                                                    --------
   Comprehensive income........................     $ 29,569
                                                    --------
   Cash dividends on preferred stock...........                                                                 (698)
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.....................               15,371,270  $153,713 $2,981,117  $  (472)    $  29,343
====================================================================================================================


                                 CONSOLIDATED STATEMENTS OF PREFERRED STOCK
                                                          Not Subject to            Subject to
                                                      Mandatory Redemption     Mandatory Redemption
                                                      --------------------    ---------------------
                                                       Number     Carrying     Number      Carrying
                                                      of Shares     Value     of Shares      Value
                                                      ---------   --------    ---------    --------
                                                                   (Dollars in thousands)

             Balance, January 1, 1999............      375,000   $ 37,741     5,890,000    $214,000
               Redemptions-
                 7.88% Series  ..................     (250,000)   (25,092)
                 7.52% Series  ..................                               (50,000)     (5,000)
             ---------------------------------------------------------------------------------------
             Balance, December 31, 1999..........      125,000     12,649     5,840,000     209,000
               Redemptions-
                 7.52% Series  ..................                               (50,000)     (5,000)
                 8.65% Series  ..................                              (166,666)    (16,667)
             ---------------------------------------------------------------------------------------
             Balance, December 31, 2000..........      125,000     12,649     5,623,334     187,333
               Redemptions-
                 7.52% Series  ..................                               (25,000)     (2,500)
                 8.65% Series  ..................                               (83,333)     (8,333)
                 Purchase accounting fair
                    value adjustment.............                                             4,451
             ---------------------------------------------------------------------------------------
             Balance, December 31, 2001..........      125,000   $ 12,649     5,515,001    $180,951
             =======================================================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                        JERSEY CENTRAL POWER & LIGHT COMPANY

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                      Nov. 7 -     Jan. 1 -  For the Years Ended Dec. 31,
                                                                  Dec. 31, 2001  Nov. 6, 2001    2000        1999
------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...........................................................$ 30,041 |  $  34,467     $ 210,812   $ 172,380
Adjustments to reconcile net income to net                                    |
   cash from operating activities:                                            |
     Provision for depreciation and amortization.....................  35,124 |    205,918       235,001     241,842
     Nuclear fuel and lease amortization.............................    -    |       -           11,472      29,507
     Other amortization..............................................   1,360 |     23,025        34,563      30,441
     NJBPU restructuring rate order..................................    -    |       -             -        115,000
     Deferred costs, net............................................. (25,471)|    (29,312)     (229,321)    (37,841)
     Deferred income taxes, net......................................   5,609 |    (58,132)      270,479     (78,072)
     Investment tax credits, net.....................................    (540)|     (3,057)      (15,027)    (18,111)
     Receivables.....................................................   7,050 |     27,177        11,766     (84,364)
     Materials and supplies..........................................       2 |       (842)         (268)     46,023
     Accounts payable................................................  (5,060)|    (44,498)       51,633      21,788
     Other...........................................................  20,563 |     66,328      (230,100)    (65,161)
                                                                     -------- |  ---------     ---------   ---------
       Net cash provided from operating activities...................  68,678 |    221,074       351,010     373,432
                                                                     -------- |  ---------     ---------   ---------
                                                                              |
CASH FLOWS FROM FINANCING ACTIVITIES:                                         |
New Financing-                                                                |
     Long-term debt..................................................    -    |    148,796          -           -
     Short-term borrowings, net......................................    -    |       -           29,200        -
Redemptions and Repayments-                                                   |
     Preferred stock.................................................    -    |     10,833        21,667      30,940
     Long-term debt..................................................  40,000 |       -           40,000          12
     Short-term borrowings, net......................................   1,851 |      9,200          -        122,344
     Capital lease payments..........................................    -    |       -           48,516      27,347
Dividend Payments-                                                            |
     Common stock....................................................    -    |    175,000       130,000     335,000
     Preferred stock.................................................     698 |      4,547         7,065       7,468
                                                                     -------- |  ---------     ---------   ---------
       Net cash used for financing activities........................  42,549 |     50,784       218,048     523,111
                                                                     -------- |  ---------     ---------   ---------
                                                                              |
CASH FLOWS FROM INVESTING ACTIVITIES:                                         |
Property additions...................................................  21,487 |    141,030       144,389     140,915
Contributions to decommissioning trusts..............................     202 |      1,004       130,444      59,175
Sale of investments..................................................    -    |       -          (74,797)   (413,753)
Other................................................................   1,078 |      2,215           624       2,162
                                                                     -------- |  ---------     ---------   ---------
       Net cash used for (provided from) investing activities........  22,767 |    144,249       200,660    (211,501)
                                                                     -------- |  ---------     ---------   ---------
Net increase (decrease) in cash and cash equivalents.................   3,362 |     26,041       (67,698)     61,822
Cash and cash equivalents at beginning of period.....................  28,062 |      2,021        69,719       7,897
                                                                     -------- |  ---------     ---------   ---------
Cash and cash equivalents at end of period...........................$ 31,424 |  $  28,062     $   2,021   $  69,719
                                                                     ======== |  =========     =========   =========
                                                                              |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                          |
Cash Paid During the Year-                                                    |
     Interest (net of amounts capitalized)...........................$  4,787 |  $  95,509     $  99,961   $ 104,924
                                                                     ======== |  =========     =========   =========
     Income taxes (refund)...........................................$ 20,586 |  $  19,365     $ (50,105)  $ 189,304
                                                                     ======== |  =========     =========   =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                         JERSEY CENTRAL POWER & LIGHT COMPANY

                                          CONSOLIDATED STATEMENTS OF TAXES

                                                                      Nov. 7 -     Jan. 1 -  For the Years Ended Dec.31,
                                                                  Dec. 31, 2001  Nov. 6, 2001    2000        1999
-----------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
GENERAL TAXES:
Real and personal property......................................... $     283  |  $    3,589  $    4,093  $    4,668
State gross receipts...............................................     1,269  |        -           -           -
Social security and unemployment...................................        (1) |           7        -             95
NJ TEFA............................................................     6,765  |      42,418      47,521      58,831
Other..............................................................       603  |      10,568      12,784      13,230
                                                                   ----------  |  ----------  ----------  ----------
       Total general taxes......................................... $   8,919  |  $   56,582  $   64,398  $   76,824
                                                                    =========  |  ==========  ==========  ==========
                                                                               |
PROVISION FOR INCOME TAXES:                                                    |
Currently payable-                                                             |
   Federal......................................................... $  11,827  |  $   41,826  $ (109,572) $  147,586
   State...........................................................     3,205  |      19,415     (26,005)     49,567
                                                                    ---------  |   ---------  ----------  ----------
                                                                       15,032  |      61,241    (135,577)    197,153
                                                                    ---------  |   ---------  ----------- ----------
Deferred, net-                                                                 |
   Federal.........................................................     4,268  |     (36,210)    209,127     (54,760)
   State...........................................................     1,341  |     (21,922)     61,352     (23,312)
                                                                    ---------  |   ---------  ----------  ----------
                                                                        5,609  |     (58,132)    270,479     (78,072)
                                                                    ---------  |  ----------  ----------  -----------
Investment tax credit amortization.................................      (540) |      (3,057)    (15,027)    (18,111)
                                                                    ---------  |  ----------  ----------  ----------
       Total provision for income taxes............................ $  20,101  |  $       52  $  119,875  $  100,970
                                                                    =========  |  ==========  ==========  ==========
                                                                               |
INCOME STATEMENT CLASSIFICATION                                                |
OF PROVISION FOR INCOME TAXES:                                                 |
Operating income................................................... $  18,400  |  $  113,478  $  124,019  $   88,370
Other income.......................................................     1,701  |    (113,426)     (4,144)     12,600
                                                                    ---------  |  ----------  ----------  ----------
       Total provision for income taxes............................ $  20,101  |  $       52  $  119,875  $  100,970
                                                                    =========  |  ==========  ==========  ==========
                                                                               |
RECONCILIATION OF FEDERAL INCOME TAX                                           |
EXPENSE AT STATUTORY RATE TO TOTAL                                             |
PROVISION FOR INCOME TAXES:                                                    |
Book income before provision for income taxes...................... $  50,142  |  $   34,519  $  330,688  $  273,349
                                                                    =========  |  ==========  ==========  --========
Federal income tax expense at statutory rate....................... $  17,550  |  $   12,082  $  115,741  $   95,672
Increases (reductions) in taxes resulting from-                                |
   Amortization of investment tax credits..........................      (540) |      (3,057)    (15,027)    (12,481)
   Depreciation....................................................       226  |       3,563       3,230       2,684
   State income tax, net of federal tax............................     3,077  |       4,355      21,987      16,232
   Allocated share of consolidated tax savings.....................     --     |      (8,509)      --         (2,421)
   Sale of generation assets.......................................     --     |       --         (6,239)      --
   Other, net......................................................      (212) |      (8,382)        183       1,284
                                                                    ---------- |  ----------  ----------  -----------
       Total provision for income taxes............................ $  20,101  |  $       52  $  119,875  $  100,970
                                                                    =========  |  ==========  ==========  ==========
                                                                               |
ACCUMULATED DEFERRED INCOME TAXES AT                                           |
DECEMBER 31:                                                                   |
Property basis differences......................................... $ 288,255  |              $  302,476  $  403,250
Nuclear decommissioning............................................    59,716  |                  97,817       2,264
Deferred sale and leaseback costs..................................   (16,240) |                 (15,605)    (15,429)
Purchase accounting basis difference...............................   (71,900) |                   --          --
Sale of generation assets..........................................   202,485  |                 235,923       --
Regulatory transition charge.......................................   123,042  |                  99,930       --
Provision for rate refund..........................................   (46,942) |                 (46,942)    (46,942)
Customer receivables for future income taxes.......................    16,749  |                  33,234      29,073
Other..............................................................   (40,949) |                 (40,786)    (17,232)
                                                                    ---------  |              ----------  ----------
       Net deferred income tax liability........................... $ 514,216  |              $  666,047  $  354,984
                                                                    =========  |              ==========  ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Jersey Central Power & Light Company (Company) and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy also holds directly all of the issued and outstanding common shares of Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). The Company, Met-Ed and Penelec were formerly wholly owned subsidiaries of GPU, Inc., which merged with FirstEnergy on November 7, 2001. Pre-merger period and post-merger period financial results are separated by a heavy black line.

        The Company follows the accounting policies and practices prescribed by the New Jersey Board of Public Utilities (NJBPU) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States
(GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with the current year presentation.


     REVENUES-

        The Company's principal business is providing electric service to customers in New Jersey. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

        Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2001 or 2000, with respect to any particular segment of the Company's customers.


     REGULATORY PLAN-

          New Jersey is evolving to a competitive electric utility marketplace. In March 2001, the NJBPU issued a Final Decision and Order (Final Order) with respect to the Company's rate unbundling, stranded cost and restructuring filings, which superseded its 1999 Summary Order. The Final Order confirms rate reductions set forth in the Summary Order, which remain in effect at increasing levels through July 2003 with rates after July 31, 2003 to be determined in a rate case commencing in 2002. The Final Order also confirms the right of customers to select their generation suppliers effective August 1, 1999, and includes the deregulation of electric generation service costs. The Final Order confirms the establishment of a non-bypassable societal benefits charge to recover costs which include nuclear plant decommissioning and manufactured gas plant remediation, as well as a non-bypassable market transition charge (MTC) primarily to recover stranded costs; however, the NJBPU deferred making a final determination of the net proceeds and stranded costs related to prior generating asset divestitures until the Company's request for an Internal Revenue Service
(IRS) ruling regarding the treatment of associated federal income tax benefits is acted upon. Should the IRS ruling support the return of the tax benefits to ratepayers, the Company would need to record a corresponding charge to income of approximately $25 million, plus interest.

          The Company has an obligation to provide basic generation service
(BGS), that is, it must act as provider of last resort to non-shopping customers as a result of the NJBPU's restructuring plans. The Company obtains its supply of electricity to meet its BGS obligation to non-shopping customers almost entirely from contracted and open market purchases. The Company is permitted to defer for future collection from customers the amounts by which its costs of supplying BGS to non-shopping customers and costs incurred under non-utility generation agreements exceed amounts collected through BGS and MTC rates. As of December 31, 2001, the accumulated deferred cost balance totaled approximately $300 million, after giving effect to the reduction discussed below. The Final Order provided for the ability to securitize stranded costs associated with the divested Oyster Creek Nuclear Generation Station. In February 2002, the Company received NJBPU authorization to issue $320 million of transition bonds to securitize the recovery of these costs. The NJBPU order also provides for a usage-based non-bypassable transition bond charge and for the transfer of the bondable transition property to another entity. The Company plans to sell transition bonds in the second quarter of 2002, which will be recognized on the Consolidated Balance Sheet. The Final Order also allows for additional securitization of the Company's deferred balance to the extent permitted by law upon application by the Company and a determination by the NJBPU that the conditions of the New Jersey restructuring legislation are met. There can be no assurance as to the extent, if any, that the NJBPU will permit such securitization.

        In June 2001, the four incumbent New Jersey electric distribution companies, including the Company, filed a joint proposal seeking NJBPU approval of a competitive bidding process to procure supply for the provision of BGS for the period August 1, 2002 through July 31, 2003. In December 2001, the NJBPU authorized the auctioning of BGS to meet the electric demands of all customers who have not selected an alternative supplier. BGS for all four companies, for the period August 1, 2002 to July 31, 2003, was simultaneously put out for bid. The auction, which ended on February 13, 2002 and was approved by the NJBPU on February 15, 2002, removed the Company's BGS obligation of 5,100 megawatts for the period from August 1, 2002 to July 31, 2003. The auction represents a transitional mechanism and a different model for the procurement of BGS commencing August 1, 2003 may be adopted.

        On September 26, 2001, the NJBPU approved the merger between FirstEnergy and GPU, (see Note 2 - Merger) subject to the terms and conditions set forth in a Stipulation of Settlement which had been signed by the major parties in the merger discussions. Under this Stipulation of Settlement, FirstEnergy agreed to reduce the Company's regulatory assets by $300 million, in order to ensure that customers receive the benefit of future merger savings. The Company wrote off $300 million of its deferred costs upon receipt of the final regulatory approval for the merger, which occurred on October 29, 2001.

        The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," was discontinued in 1999 with respect to the Company's generation operations. The Company subsequently divested substantially all of its generating assets. The Securities and Exchange Commission issued interpretive guidance regarding asset impairment measurement, concluding that any supplemental regulated cash flows such as a Competitive Transition Charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $46 million as of December 31, 2001. All of the Company's regulatory assets are expected to continue to be recovered under provisions of the Company's regulatory orders.


     PROPERTY, PLANT AND EQUIPMENT-

          As a result of the merger, certain of the Company's property, plant and equipment have been adjusted to reflect fair value. The majority of the Company's property, plant and equipment is reflected at original cost since such assets remain subject to rate regulation on a historical cost basis. In addition to its wholly owned facilities, the Company holds a 50% ownership interest in Yards Creek Pumped Storage Facility, and its net book value was approximately $21.5 million as of December 31, 2001.

        The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.4% in 2001, 3.3% in 2000 and 2.9% in 1999.

        Annual depreciation expense in 2001 included approximately $27.1 million for future decommissioning costs applicable to the Company's ownership in Unit 2 of the Three Mile Island Nuclear Plant (TMI-2), a demonstration nuclear reactor owned by a wholly owned subsidiary of the Company (in conjunction with Met-Ed and Penelec) and decommissioning liabilities for its previously divested nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $130.1 million in current dollars and (using a 4.0% escalation rate) approximately $214.1 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Decommissioning of the demonstration nuclear reactor is expected to be completed in 2003; payments for decommissioning of TMI-2 are expected to begin in 2014, when actual decommissioning work is expected to begin. The Company has recovered approximately $33 million for decommissioning through its electric rates from customers through December 31, 2001. The Company has also recognized an estimated liability of approximately $12.1 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

        In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, "Accounting for Asset Retirement Obligations." The new statement provides accounting treatment for retirement obligations associated with tangible long-lived assets with adoption required as of January 1, 2003. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. Upon retirement, a gain or loss will be recorded if the costs to settle the retirement obligation differs from the carrying amount. Under the new standard, additional assets and liabilities relating principally to nuclear decommissioning obligations will be recorded, the pattern of expense recognition will change and income from the external decommissioning trusts will be recorded as investment income. The Company is currently assessing the new standard and has not yet quantified the impact on its financial statements.


     INCOME TAXES-

        Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. Deferred income taxes result from timing differences in the recognition of revenues and expenses for tax and accounting purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. The liability method is used to account for deferred income taxes. Deferred income tax liabilities related to tax and accounting basis differences are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Results for the period January 1, 2001 through November 6, 2001 are included in the final consolidated federal income tax return of GPU, and results for the period November 7, 2001 through December 31, 2001 are included in FirstEnergy's 2001 consolidated federal income tax return. In both cases, the consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing the tax benefit for any tax losses or credits it contributed to the consolidated return.


     RETIREMENT BENEFITS-

          Effective December 31, 2001, the Company's defined benefit pension plan was merged into FirstEnergy's defined benefit pension plan. FirstEnergy's trusteed, noncontributory defined benefit pension plan covers almost all of the Company's full-time employees. Upon retirement, employees receive a monthly pension based on length of service and compensation. On December 31, 2001, the GPU pension plans were merged with the FirstEnergy plan. FirstEnergy uses the projected unit credit method for funding purposes. The assets of the pension plan consist primarily of common stocks, United States government bonds and corporate bonds. The FirstEnergy and GPU postretirement benefit plans are currently separately maintained; the information shown below is aggregated as of December 31, 2001. Costs for the year 2001 include the former GPU companies' pension and other postretirement benefit costs for the period November 7, 2001 through December 31, 2001.

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

        The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheet as of December 31, 2001:

                                                                Other
                                       Pension Benefits  Postretirement Benefits
                                       ----------------  -----------------------
                                                   (In millions)
         Change in benefit obligation:
         Benefit obligation as
           of January 1.................    $1,506.1            $752.0
         Service cost...................        34.9              18.3
         Interest cost..................       133.3              64.4
         Plan amendments................         3.6               --
         Actuarial loss.................       123.1              73.3
         Voluntary early retirement
           program......................         --                2.3
         GPU acquisition................     1,878.3             716.9
         Benefits paid..................      (131.4)            (45.6)
         -----------------------------------------------------------------------
         Benefit obligation as of
           December 31..................     3,547.9           1,581.6
         -----------------------------------------------------------------------

         Change in plan assets:
         Fair value of plan assets
           as of January 1..............     1,706.0              23.0
         Actual return on plan assets...         8.1              12.7
         Company contribution...........         --               43.3
         GPU acquisition................     1,901.0             462.0
         Benefits paid..................      (131.4)             (6.0)
         -----------------------------------------------------------------------
         Fair value of plan assets
           as of December 31............     3,483.7             535.0
         -----------------------------------------------------------------------

         Funded status of plan..........       (64.2)         (1,046.6)
         Unrecognized actuarial
           loss (gain)..................       222.8             212.8
         Unrecognized prior
           service cost.................        87.9              17.7
         Unrecognized net transition
           obligation (asset)...........         --              101.6
         -----------------------------------------------------------------------
         Prepaid (accrued) benefit cost.    $  246.5          $ (714.5)
         =======================================================================

         Assumptions used as
           of December 31, 2001:
         Discount rate..................        7.25%             7.25%
         Expected long-term return
           on plan assets...............       10.25%            10.25%
         Rate of compensation
           increase.....................        4.00%             4.00%

        FirstEnergy's net pension and other postretirement benefit costs for the year ended December 31, 2001 were computed as follows:

                                                                Other
                                        Pension Benefits Postretirement Benefits
                                        ---------------- -----------------------
                                                   (In millions)
         Service cost...................    $   34.9             $18.3
         Interest cost..................       133.3              64.4
         Expected return on
           plan assets..................      (204.8)             (9.9)
         Amortization of transition
           obligation (asset)...........        (2.1)              9.2
         Amortization of prior
           service cost.................         8.8               3.2
         Recognized net actuarial
           loss (gain)..................         --                4.9
         Voluntary early retirement
           program......................         6.1               2.3
         -----------------------------------------------------------------------
         Net benefit cost...............     $ (23.8)            $92.4
         =======================================================================

        The composite health care trend rate assumption is approximately 10% in 2002, 9% in 2003 and 8% in 2004, trending to 4%-6% in later years. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. An increase in the health care trend rate assumption by one percentage point would increase FirstEnergy's total service and interest cost components by $14.6 million and the postretirement benefit obligation by $151.2 million. A decrease in the same assumption by one percentage point would decrease the total service and interest cost components by $12.7 million and the postretirement benefit obligation by $131.3 million.

Pre-Merger

        As of December 31, 2000, the Company's balance sheet included accrued benefit costs of $1.8 million and $0.1 million, respectively, related to pension and other postretirement benefit obligations. In addition, for the year ended December 31, 2000, the Company recognized in income net benefit costs/(credits) of $(0.5) million and $0.04 million, respectively, for pension and other postretirement benefits, and for the year ended December 31, 1999, the Company recognized net benefit costs/(credits) of $0.2 million and $0.05 million, respectively.


     TRANSACTIONS WITH AFFILIATED COMPANIES-

        During the three years ended December 31, 2001, GPU Service, Inc., an affiliated company, provided legal, accounting, financial and other services to the Company. In addition, prior to the sales of the Company's generating assets in 2000 and 1999, affiliated companies GPU Nuclear, Inc. and GPU Generation, Inc. conducted generation operations for the company. The total cost of services rendered by affiliates was $279 million, $464 million and $580 million for the years 2001, 2000 and 1999, respectively. Of these amounts, $141 million, $259 million and $393 million were charged to income for the years 2001, 2000 and 1999, respectively.


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

                                          2001                  2000
        -------------------------------------------------------------------
                                   Carrying   Fair        Carrying   Fair
                                     Value   Value          Value    Value
        -------------------------------------------------------------------
                                                (In millions)
         Long-term debt..........  $1,246   $1,250         $1,134    $1,125
         Preferred stock.........  $  176   $  180         $  187    $  188
         Investments other
           than cash and
           cash equivalents......  $  253   $  252         $  243    $  243
        -------------------------------------------------------------------
                                   $1,675   $1,682         $1,564    $1,556
        ===================================================================


        The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Company's ratings. Long-term debt and preferred stock subject to mandatory redemption were recognized at fair value in connection with the merger.

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

        On  January 1, 2001,  the  Company  adopted  SFAS 133,  "Accounting  for
Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." The adoption resulted in the recognition of derivative assets on the Consolidated Balance Sheet as of January 1, 2001 in the amount of $21.8 million with offsetting amounts, net of tax, recorded in Accumulated Other Comprehensive Income, of $5.1 million, and in Regulatory Assets, of $13 million.

        The Company is exposed to financial risks resulting from the fluctuation of commodity prices, including electricity and natural gas. To manage the volatility relating to these exposures, the Company uses a variety of derivative instruments, including forward contracts, options and futures contracts. These derivatives are used principally for hedging purposes. FirstEnergy has a Risk Policy Committee comprised of executive officers, which exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

          The Company uses derivatives to hedge the risk of price fluctuations. The Company's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The majority of the Company's forward commodity contracts are considered "normal purchases and sales," as defined by SFAS 138, and are therefore excluded from the scope of SFAS 138. The forward contracts, options and futures contracts determined to be within the scope of SFAS 133 are accounted for as cash flow hedges and expire on various dates through 2002. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. There is currently a net deferred loss of $0.5 million included in Accumulated Other Comprehensive Loss as of December 31, 2001 related to derivative hedging activity, which will be reclassified to earnings during the next twelve months as hedged transactions occur.


     REGULATORY ASSETS-

        The Company recognizes, as regulatory assets, costs which the FERC and NJBPU have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations.

        Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                        2001         2000
        -------------------------------------------------------------------
                                                          (In millions)

        Regulatory transition charge.........        $2,844.7     $2,592.7
        Societal benefits charge.............           166.6        206.6
        Property losses and unrecovered
          plant costs........................           104.1        119.2
        Customer receivables for
          future income taxes................            52.4         87.6
        Employee postretirement
          benefit costs......................            36.5         39.8
        Loss on reacquired debt..............            19.3         21.3
        Spent fuel disposal costs............            20.2         26.1
        Other................................            81.0         91.8
        -------------------------------------------------------------------
            Total                                    $3,324.8     $3,185.1
        ===================================================================


2.   MERGER:

        On November 7, 2001, the merger of FirstEnergy and GPU became effective pursuant to the Agreement and Plan of Merger, dated August 8, 2000. As a result of the merger, GPU's former wholly owned subsidiaries, including the Company, became wholly owned subsidiaries of FirstEnergy.

          The merger was accounted for by the purchase method of accounting. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by FirstEnergy's management based on information currently available and on current assumptions as to future operations. Merger purchase accounting adjustments recorded in the records of the Company primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will not be amortized but will be reviewed for impairment at least annually. As of December 31, 2001, the Company had recorded goodwill of approximately $1.9 billion related to the merger.

3.   LEASES:

        Consistent with regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Prior to the sale of its nuclear generating facilities (completed in 2000), the Company's capital lease obligations related primarily to nuclear fuel lease agreements with nonaffiliated fuel trusts for the plants. In 2000, total rentals related to these capital leases were $13.0 million, comprised of an interest element of $1.5 million and other costs of $11.5 million. The Company's most significant operating lease relates to the sale and leaseback of a portion of its ownership interest in the Merrill Creek Reservoir project. The interest element related to this lease was $1.2 million and $0.4 million for the years 2001 and 2000, respectively.

        As of December 31, 2001, the future minimum lease payments on the Company's Merrill Creek operating lease, net of reimbursements from sublessees, are: $2.3 million, $3.8 million, $1.8 million, $2.3 million and $2.2 million for the years 2002 through 2006, and $73.4 million for the years thereafter. The Company is recovering its Merrill Creek lease payments, net of reimbursements, through distribution rates.


4.   CAPITALIZATION:

     (A)  RETAINED EARNINGS-

        The merger purchase accounting adjustments included resetting the retained earnings balance to zero as of the November 7, 2001 merger date.

        In general, the Company's first mortgage bond (FMB) indentures restrict the payment of dividends or distributions on or with respect to the Company's common stock to amounts credited to earned surplus since approximately the date of its indenture. At such date, the Company had a balance of $1.7 million in its earned surplus account, which would not be available for dividends or other distributions. As of December 31, 2001, the Company had retained earnings available to pay common stock dividends of $27.6 million, net of amounts restricted under the Company's FMB indentures.


     (B)  PREFERRED AND PREFERENCE STOCK-

        The Company's 7.52% Series K of preferred stock has a restriction which prevents early redemption prior to June 2002. All other preferred stock may be redeemed by the Company, in whole or in part, with 30-90 days' notice.


     (C)  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

        Annual sinking fund provisions for the Company's preferred stock are as follows:

                                          Redemption
                                          Price Per
               Series         Shares         Share
               -------------------------------------
               8.65% J        83,333          100
               7.52% K        25,000          100
               -------------------------------------

        Annual sinking fund requirements for the next five years are $10.8 million in each year 2002 through 2004, and $2.5 million in each year 2005 and 2006.


     (D)  COMPANY-OBLIGATED   MANDATORILY  REDEEMABLE  PREFERRED  SECURITIES  OF
          LIMITED PARTNERSHIP HOLDING SOLELY COMPANY SUBORDINATED DEBENTURES-

        JCP&L Capital, L.P. is a special-purpose limited partnership in which a subsidiary of the Company is the sole general partner. The limited partnership invested the gross proceeds from the sale of $125.0 million at 8.56% of monthly income preferred securities (MIPS) in $128.9 million of the Company's 8.56% subordinated debentures. The sole assets of the limited partnership are these subordinated debentures, which have the same rate and maturity date as the preferred securities. The Company has effectively provided a full and unconditional guarantee of its obligations under its limited partnership's MIPS, to the extent that there is sufficient cash on hand to permit such payments and funds legally available therefor, and payments on liquidation or redemption with respect to the MIPS. Distributions on the limited partnership's MIPS (and interest on the subordinated debentures) may be deferred for up to 60 months, but the Company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full. The limited partnership's MIPS, which mature in 2044 and have a liquidation value of $25.00 per security, are redeemable at the option of the Company at 100% of their principal amount.


     (E)  LONG-TERM DEBT-

        The first mortgage indentures and their supplements, which secure all of the Company's FMBs, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

        Based  on the  amount  of bonds  authenticated  by the  Trustee  through
December 31, 2001, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amount to $16.1 million. The Company expects to fulfill its sinking and improvement fund obligation by providing retired bonds to the Trustee.

        Sinking  fund   requirements  for  FMBs  and  maturing   long-term  debt
(excluding capital leases) for the next five years are:

                                         (In millions)
                              -----------------------
                              2002........  $ 50.0
                              2003........   150.0
                              2004........   160.3
                              2005........    50.3
                              2006........   240.3
                             ------------------------

     (F)  COMPREHENSIVE INCOME-

        Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the Company's parent. As of December 31, 2001, accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $0.5 million.


5.   SHORT-TERM BORROWINGS:

        The Company may borrow from its affiliates on a short-term basis. As of December 31, 2001, the Company had total short-term borrowings of $18.1 million from its affiliates with a weighted average interest rate of approximately 4.9%.


6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     CAPITAL EXPENDITURES-

        The Company's current forecast reflects expenditures of approximately $572 million for property additions and improvements from 2002-2006, of which approximately $144 million is applicable to 2002.


     NUCLEAR INSURANCE-

        The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $9.5 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its present ownership interest in TMI-2, the Company is exempt from any potential assessment under the industry retrospective rating plan.

        The Company is also insured as to its interest in TMI-2 under a policy issued to the operating company for the plant. Under this policy, $150 million is provided for property damage and decontamination and decommissioning costs. Under this policy, the Company can be assessed a maximum of approximately $0.2 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

        The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at TMI-2 exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company's insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

     ENVIRONMENTAL MATTERS-

        Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites, and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. In addition, the Company has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; these costs are being recovered through a non-bypassable societal benefits charge. The Company has total accrued liabilities aggregating approximately $52 million as of December 31, 2001. The Company does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.


     OTHER LEGAL PROCEEDINGS-

        Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against the Company, the most significant of which are described below.

        TMI-2, which was damaged during a 1979 accident, is jointly owned by the Company, Met-Ed and Penelec, with the Company having a 25% ownership percentage. Claims for alleged personal injury against the Company, Met-Ed, Penelec and GPU (the defendants) were filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In September 2000, the defendants filed for a summary judgment in the District Court. Meanwhile, the plaintiffs appealed to the Third Circuit for a review of the District Court's decision placing limitations on the remaining plaintiffs' suit. In April 2001, the Third Circuit affirmed the District Court's decision. In July 2001, the defendants renewed their motion for a summary judgment on the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted the defendants' amended motion for summary judgment. On February 14, 2002, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. In addition to the approximately 2,100 claims for which summary judgment has been granted, there is other pending litigation arising out of the TMI-2 accident. This litigation consists of the following: eight personal injury cases that were not consolidated with the above-referenced approximately 2,100 claims; two class actions brought on behalf of plaintiffs alleging additional injuries diagnosed after the filing of the complaints in the above-referenced case; a case alleging exposure during the post-accident cleanup of the TMI-2 plant; and claims by individual businesses for economic loss resulting from the TMI-2 accident. Although unable to predict the outcome of this litigation, the Company believes that any liability to which it might be subject by reason of the TMI-2 accident will not exceed its financial protection under the Price-Anderson Act.

          In July 1999, the Mid-Atlantic states experienced a severe heat storm which resulted in power outages throughout the service territories of many electric utilities, including the Company's territory. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four New Jersey electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, the Company provided unsafe, inadequate or improper service to its customers. In July 1999, two class action lawsuits (subsequently consolidated into a single proceeding) were filed against the Company and other GPU companies in New Jersey Superior Court, seeking compensatory and punitive damages arising from the July 1999 service interruptions in the Company's service territory. In May 2001, the court denied without prejudice the Company's motion seeking decertification of the class. Discovery continues in the class action, but no trial date has been set. The judge has set a schedule under which factual legal discovery would conclude in March 2002, and expert reports would be exchanged by June 2002. In October 2001, the court held argument on the plaintiffs' motion for partial summary judgment, which contends that the Company is bound to several findings of the NJBPU investigation. The plaintiffs' motion was denied by the Court in November 2001 and plaintiffs' motion to file an appeal of this decision was denied by the New Jersey Appellate Division. The Company has also filed a motion for partial summary judgement that is currently pending before the Superior Court. The Company is unable to predict the outcome of these matters.
                                       22

7.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

        The following summarizes certain consolidated operating results by quarter for 2001 and 2000.

                                     Three Months Ended
                                -----------------------------
                                March 31, June 30,   Sept. 30,  Oct.1-Nov. 6 Nov. 7-Dec. 31
                                 2001       2001       2001        2001          2001
-------------------------------------------------------------------------------------------
                                                   (In millions)
Operating Revenues............   $461.7    $521.0     $672.2    $ 183.7    |   $282.9
Operating Expenses and Taxes..    388.2     451.7      554.0      151.9    |    239.2
---------------------------------------------------------------------------|---------------
Operating Income..............     73.5      69.3     118.2        31.8    |     43.7
Other Income (Expense)........      1.2       2.3      (2.7)     (177.7)   |      1.2
Net Interest Charges..........     23.3      25.6      24.3         8.3    |     14.8
---------------------------------------------------------------------------|---------------
Net Income (Loss).............  $  51.4   $  46.0   $  91.2     $(154.2)   |  $  30.1
===========================================================================|===============
Earnings on Common Stock......  $  50.0   $  44.7   $  89.8     $(154.5)   |  $  29.3
===========================================================================================


                                 March 31,  June 30, September 30,December 31,
Three Months Ended                 2000       2000       2000        2000
------------------------------------------------------------------------------
                                                (In millions)
Operating Revenues............   $452.7     $490.2    $605.0      $431.4
Operating Expenses and Taxes..    384.8      420.0     509.3       382.0
------------------------------------------------------------------------------
Operating Income..............     67.9       70.2      95.7        49.4
Other Income (Expense)........      2.4       (2.6)     21.8         2.5
Net Interest Charges..........     24.8       23.1      24.7        23.9
------------------------------------------------------------------------------
Net Income....................  $  45.5    $  44.5   $  92.8     $  28.0
==============================================================================
Earnings on Common Stock......  $  43.1    $  42.8   $  91.4     $  26.6
==============================================================================

Report of Independent Public Accountants


To the Stockholders and Board of Directors of Jersey Central Power & Light Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Jersey Central Power & Light Company (a New Jersey corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2001 (post-merger), and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Jersey Central Power & Light Company and subsidiary as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 (pre-merger), were audited by other auditors whose report dated January 31, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Jersey Central Power & Light Company and subsidiaries as of December 31, 2001 (post-merger), and the results of their operations and their cash flows for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger), in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP

Cleveland, Ohio,
   March 18, 2002.

                        Report of Independent Accountants


To the Board of Directors and Stockholder of Jersey Central Power & Light Company:

In our opinion, the consolidated balance sheet as of December 31, 2000 and the related consolidated statements of income, and cash flows for each of the two years in the period ended December 31, 2000 (appearing on the accompanying index of the Jersey Central Power & Light Company 2001 Annual Report to Stockholders incorporated by reference in this Form 10-K) present fairly, in all material respects, the financial position, results of operations and cash flows of Jersey Central Power & Light Company and Subsidiary Company at December 31, 2000 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 31, 2001