Form 10-K, Exhibit 13
period 2001-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; TOLEDO EDISON CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2002-04-01
CIK 20947, 352049, 77278, 73960, 1031296, 77227, 65350, 53456

EXHIBIT 13.6

                           METROPOLITAN EDISON COMPANY

                        2001 ANNUAL REPORT TO STOCKHOLDERS



        Metropolitan Edison Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 3,300 square miles in eastern Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.3 million.

        In August 2000, FirstEnergy entered into an agreement to merge with GPU, Inc., under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and is being accounted for by the purchase method. Prior to that time, Metropolitan Edison Company was a wholly owned subsidiary of GPU, Inc.






Contents                                                                Page
--------                                                                ----

Selected Financial Data...........................................       1
Management's Discussion and Analysis..............................      2-7
Consolidated Statements of Income.................................       8
Consolidated Balance Sheets.......................................       9
Consolidated Statements of Capitalization.........................      10
Consolidated Statements of Common Stockholder's Equity............      11
Consolidated Statements of Preferred Stock........................      11
Consolidated Statements of Cash Flows.............................      12
Consolidated Statements of Taxes..................................      13
Notes to Consolidated Financial Statements........................     14-21
Reports of Independent Public Accountants.........................     22-23


                                                 METROPOLITAN EDISON COMPANY

                                                   SELECTED FINANCIAL DATA

                                                                                           Years Ended December 31,
                                                     Nov. 7 -     Jan. 1 -     -----------------------------------------------
                                                 Dec. 31, 2001  Nov. 6, 2001     2000        1999         1998         1997
------------------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)

Operating Revenues..............................  $  143,760 |  $   824,556  $  842,333   $  902,827   $  919,594  $  943,109
                                                  ========== |  ===========  ==========   ==========   =========== ==========
                                                             |
Operating Income................................  $   17,367 |  $   102,247  $  135,211   $  154,774   $  124,447  $  150,151
                                                  ========== |  ===========  ===========  ==========   ==========  ==========
                                                             |
Income Before Extraordinary Item................  $   14,617 |  $    62,381  $   81,895   $   95,123   $   57,720  $   93,517
                                                  ========== |  ===========  ==========   ==========   ==========  ==========
                                                             |
Net Income......................................  $   14,617 |  $    62,381  $   81,895   $   95,123   $   50,915  $   93,517
                                                  ========== |  ============ ==========   ==========   ==========  ==========
                                                             |
Earnings on Common Stock........................  $   14,617 |  $    62,381  $   81,895   $   94,515   $   50,432  $   93,034
                                                  ========== |  ============ ==========   ==========   ==========  ==========
                                                             |
Total Assets....................................  $3,607,187 |               $2,708,062   $2,747,059   $3,347,822  $2,419,509
                                                  ========== |               ==========   ==========   ==========  ==========
                                                             |
                                                             |
Capitalization:                                              |
Common Stockholder's Equity.....................  $1,288,953 |               $  537,013  $   501,417   $  687,059  $  717,594
Cumulative Preferred Stock......................      --     |                    --           --          12,056      12,056
Company-Obligated Mandatorily Redeemable                     |
    Preferred Securities........................      --     |                    --           --         100,000     100,000
Company-Obligated Trust Preferred Securities....      92,200 |                  100,000      100,000        --          --
Long-Term Debt..................................     583,077 |                  496,860      496,883      546,904     576,924
                                                  ---------- |               ----------   ----------   ----------  ----------
Total Capitalization............................  $1,964,230 |               $1,133,873   $1,098,300   $1,346,019  $1,406,574
                                                  ========== |               ==========   ==========   ==========  ==========
                                                             |
                                                             |
Capitalization Ratios:                                       |
Common Stockholder's Equity.....................        65.6%|                     47.4%        45.7%        51.1%       51.0%
Cumulative Preferred Stock......................         --  |                      --           --           0.9         0.9
Company-Obligated Mandatorily Redeemable                     |
   Preferred Securities.........................         --  |                      --           --           7.4         7.1
Company-Obligated Trust Preferred Securities....         4.7 |                      8.8          9.1          --          --
Long-Term Debt..................................        29.7 |                     43.8         45.2         40.6        41.0
                                                       ----- |                    -----        -----        -----       -----
Total Capitalization............................       100.0%|                    100.0%       100.0%       100.0%      100.0%
                                                       ===== |                    =====        =====        =====       =====
                                                             |
                                                             |
Transmission and Distribution                                |
Kilowatt-Hour Deliveries (Millions):                         |
Residential.....................................         793 |        3,712       4,377        4,265        4,040       4,034
Commercial......................................         652 |        3,203       3,699        3,488        3,321       3,209
Industrial......................................         662 |        3,506       4,412        4,085        4,174       4,098
Other...........................................           6 |           27          38          107          110         116
                                                       ----- |       ------     -------       ------       ------      ------
Total Retail....................................       2,113 |       10,448      12,526       11,945       11,645      11,457
Total Wholesale.................................         195 |        1,067       2,120        4,597        1,249       1,024
                                                       ----- |       ------     -------       -------      ------      ------
Total...........................................       2,308 |       11,515      14,646       16,542       12,894      12,481
                                                       ===== |       ======     =======       ======       ======      ======
                                                             |
                                                             |
Transmission and Distribution Deliveries                     |
Customers Served:                                            |
Residential.....................................     442,763 |                  436,573      430,746      425,431     421,413
Commercial......................................      57,278 |                   56,080       54,969       53,764      52,821
Industrial......................................       1,961 |                    1,967        2,073        2,090       2,107
Other...........................................         819 |                      810        1,057        1,063       1,060
                                                     ------- |                  -------      -------      -------     -------
Total...........................................     502,821 |                  495,430      488,845      482,348     477,401
                                                     ======= |                  =======      =======      =======     =======

                                       1

                           METROPOLITAN EDISON COMPANY

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


Results of Operations
---------------------

        Earnings on common stock decreased 6.0% to $77.0 million in 2001 from $81.9 million in 2000. Results in 2001 were unfavorably affected by higher other operating costs and slightly higher net interest charges partially offset by greater operating revenues. In 2000, earnings on common stock decreased 13.4% to $81.9 million from $94.5 million in 1999 primarily due to lower operating revenues and greater purchased power costs, partially offset by lower nuclear and other operating costs and net interest charges.

        Operating revenues increased by $126.0 million in 2001 following a $60.5 million decrease in 2000. The sources of changes in operating revenues during 2001 and 2000, as compared to the prior year, are summarized in the following table.

            Sources of Revenue Changes                  2001       2000
            ---------------------------------------------------------------
                 Increase (Decrease)                    (In millions)

            Change in kilowatt-hour sales due
              to level of retail customers
              shopping for generation service.......... $142.6    $   0.6
            Increase in other retail
              kilowatt-hour sales......................    8.2       32.1
            Decrease in wholesale sales................   (9.4)     (92.9)
            All other changes..........................  (15.4)      (0.3)
            ---------------------------------------------------------------

            Net Increase (Decrease) in
              Operating Revenues....................... $126.0     $(60.5)
            ===============================================================

Electric Sales

        In 2001, a major source of the increase in operating revenues was the increase in retail generation kilowatt-hour sales due to a large number of customers returning to us in 2001 as full service customers, after receiving their power from alternate suppliers in 2000. In 2001, 83.5% of total retail sales were to full service customers as compared to 57.5% in 2000. Total retail sales were relatively flat, with increases in residential and commercial sales being offset by a decrease in industrial sales.

        The primary source of the decrease in operating revenues in 2000, compared to the prior year, was lower sales to the wholesale market, as a result of us having additional power available in 1999 due to the delay of the divestiture of our generating assets. Partially offsetting that decrease were higher residential, commercial and industrial sales, all due to greater usage. The number of residential and commercial customers also increased in 2000 over 1999. Changes in kilowatt-hour sales by customer class in 2001 and 2000 are summarized in the following table:

            Changes in Kilowatt-hour Sales  2001         2000
            -------------------------------------------------
               Increase (Decrease)

            Residential..................   2.9%         2.6%
            Commercial...................   4.2%         6.0%
            Industrial...................  (5.5)%        8.0%
            --------------------------------------------------

            Total Retail.................   0.3%         4.9%
            Wholesale.................... (40.5)%      (53.9)%
            --------------------------------------------------

            Total Sales..................  (5.6)%      (11.5)%
            --------------------------------------------------

Operating Expenses and Taxes

        Total operating expenses and taxes increased $141.6 million in 2001 after decreasing $40.9 million in 2000, compared to the preceding year. An increase in purchased power and other operating costs accounted for the majority of the increase in 2001. Purchased power costs also increased significantly in 2000 compared to 1999, but were partially offset by lower nuclear and other operating costs.

        Purchased power costs increased $91.2 million in 2001 compared to 2000. The change was due to increased amounts of power purchased through two-party agreements and the PJM Power Pool to meet higher demand resulting from customers returning to us in 2001 after receiving their power from alternate suppliers in 2000. The average price of power under the two-party agreements was also higher in 2001 than it was in 2000. Offsetting these increases was the effect of the Pennsylvania Public Utility Commission's (PPUC) June 2001 order that allowed us to defer, for future recovery from customers, energy costs in excess of our fixed generation tariff rates, retroactive to January 1, 2001, in connection with our provider of last resort (PLR) obligation.

        In 2000, fuel and purchased power costs increased $246.1 million over 1999. Much of the increase was due to the need to purchase substantially all of our energy requirements following the sales of generating assets in 1999, and the absence of deferred accounting treatment for these costs. An offsetting decrease in fuel costs also resulted from the sales of generating assets. The sale of Unit 1 of the Three Mile Island Nuclear Plant, completed in December 1999, eliminated essentially all of our nuclear operating costs in 2000.

        Other operating costs increased $47.8 million in 2001 as compared to the prior year. The majority of the increase was due to the absence in 2001 of a pension curtailment gain associated with employees who were terminated at the time of the sale of our generating assets. This gain was realized in 2000 as a result of the PPUC's Phase II Order. Other operating costs also increased due to costs related to Voluntary Enhanced Retirement Programs offered to certain bargaining unit employees. In 2000, other operating costs decreased $183.3 million from 1999. The reason for the decline was a reduction in expenses associated with the operation of generating stations due to the sale of essentially all of our remaining generating assets in 1999. Operating costs were also reduced by the pension curtailment gain discussed above. The sale of generating assets in 1999 was also the cause for a decrease in depreciation expense of $20.3 million in 2000 from the previous year.

Other Income

         Other income increased by $11.9 million in 2001 compared to the previous year. The increase was due to higher competitive transition charge interest income and the absence in 2001 of the write-down of regulatory assets for Unit 2 of the Three Mile Island Nuclear Plant (TMI-2) decommissioning, representing the net realized gain previously recorded on the accident-related portion of the TMI-2 decommissioning trust. Offsetting these increases was a charge for a sustainable energy fund in accordance with the Stipulation of Settlement related to the merger of FirstEnergy and GPU, Inc.

Net Interest Charges

        Net interest charges increased by $1.2 million in 2001 after decreasing $6.1 million in 2000 compared to the prior year. In 2001, the increase was due to the September issuance of $100 million of senior notes. In 2000, lower interest charges were due to the redemption of $50 million of first mortgage bonds (FMB) in 2000, and the redemption of $100 million of company obligated mandatorily redeemable preferred securities in 1999. Partially offsetting these reductions were increased preferred dividends associated with the issuance of $100 million of company obligated preferred securities in 1999.


Capital Resources and Liquidity
-------------------------------

        We had approximately $25.3 million of cash and temporary investments and $72 million of short-term indebtedness on December 31, 2001. We may borrow from our affiliates on a short-term basis. We will not issue FMBs other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2001, we had the capability to issue $88 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

        At the end of 2001, our common equity as a percentage of capitalization stood at 66% compared to 47% at the end of 2000. This increase resulted from the allocation of the purchase price in the merger between FirstEnergy and GPU.

        Following approval of the merger of FirstEnergy and GPU by the New Jersey Board of Public Utilities on September 26, 2001, Standard and Poor's adjusted our corporate credit rating from A/A-1 to BBB/A-2, and our senior secured debt rating from A+ to BBB+. The lower credit ratings reflect Standard & Poor's consolidated rating methodology, which resulted in essentially the same corporate credit rating for all of FirstEnergy's electric utility operating companies. The credit rating outlook of Standard & Poor's is stable. On February 22, 2002, Moody's announced a change in its outlook for our credit ratings from stable to negative based upon a decision by the Commonwealth Court of Pennsylvania to reverse the PPUC's decision to grant us rate relief (see Regulatory Matters).

        Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected  to be  met  without  increasing  our  net  debt  and  preferred  stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:

Contractual Obligations   2002   2003    2004   2005    2006 Thereafter Total
-----------------------------------------------------------------------------
                                             (In millions)

Long-term debt.......... $ 30  $ 90      $ 40   $ 51    $151   $  235   $  597
Mandatory preferred
  stock.................                                          100      100
Operating leases .......    1     1        --     --      --       15       17
Unconditional power
  purchases.............  365   227       157    160     165    1,410    2,484
------------------------------------------------------------------------------
                         $396  $318      $197   $211    $316   $1,760   $3,198
==============================================================================

        Our capital spending for the period 2002-2006 is expected to be about $323 million, of which approximately $66 million applies to 2002.


Market Risk Information
-----------------------

        We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price. Our Risk Policy Committee, comprised of FirstEnergy executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

Commodity Price Risk

        We are exposed to market risk primarily due to fluctuations in electricity and natural gas prices. To manage the volatility relating to these exposures, we use a variety of derivative instruments, including options and futures contracts. These derivatives are used principally for hedging purposes. The change in the fair value of commodity derivative contracts related to energy production during 2001 is summarized in the table below:

  Increase (Decrease)in the Fair Value of Commodity Derivative Contracts

                                  Nov. 7 - Dec. 31  Jan.  1 -  Nov. 6
                                        2001               2001
  -------------------------------------------------------------------
                                             (In millions)
  Outstanding as of beginning of
    period with SFAS 133
    cumulative adjustment.............  $6.6              $26.0
  Contract value when entered.........   0.3                5.2
  Decrease in value of existing
    contracts.........................  (4.5)              (2.9)
  Change in techniques/assumptions....   --               (21.3)
  Settled contracts...................  (0.1)              (0.4)
  -------------------------------------------------------------------
  Outstanding as of end of period.....  $2.3               $6.6
  ===================================================================


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

Comparison of Carrying Value to Fair Value
--------------------------------------------------------------------------------
                                                            There-         Fair
                       2002   2003    2004   2005    2006   after   Total  Value
--------------------------------------------------------------------------------
                                            (Dollars in millions)
Investments other
  than Cash and Cash
  Equivalents:
Fixed Income........... --      --     --     --      --   $  68   $  68  $  67
  Average interest
    rate...............                                      4.7%    4.7%
--------------------------------------------------------------------------------
________________________________________________________________________________
Liabilities
-------------------------------------------------------------------------------
Long-term Debt:
Fixed rate.............$30     $90    $40    $51    $151    $235    $597   $601
  Average interest
    rate...............8.1%    7.7%   6.3%   7.0%    5.9%    7.6%    7.1%
Variable rate..........
  Average interest
    rate...............
Short-term Borrowings..$72      --     --     --      --      --    $ 72   $ 72
  Average interest
    rate...............4.9%                                          4.9%
--------------------------------------------------------------------------------
Preferred Stock........ --      --     --     --      --    $100    $100   $ 93
  Average dividend
    rate...............                                      7.4%    7.4%
--------------------------------------------------------------------------------


Outlook
-------

        Our industry continues to transition to a more competitive  environment.
As of January 1, 1999,   our  customers  could select  alternative  energy
suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. The PPUC authorized our rate restructuring plan, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a competitive transition charge (CTC). Customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier. We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits, which is referred to as our PLR obligation.

Regulatory Matters

        In June 2001, we entered into a settlement agreement with major parties in the combined merger and rate proceedings that, in addition to resolving certain issues concerning the PPUC's approval of our merger with FirstEnergy, also addressed our request for PLR relief. We are permitted to defer, for future recovery, the difference between our actual energy costs and those reflected in our capped generation rates. Those costs will continue to be deferred through December 31, 2005. If energy costs incurred during that period are below our capped generation rates, the difference would be used to reduce our recoverable deferred costs. Our PLR obligation was extended through December 31, 2010. Our CTC revenues will be applied first to PLR costs, then to stranded costs other than for non-utility generation (NUG) and finally to NUG stranded costs through December 31, 2010. We would be permitted to recover any remaining stranded costs through a continuation of the CTC after December 31, 2010; however, such recovery would extend to no later than December 31, 2015. Any amounts not expected to be recovered by December 31, 2015 would be written off at the time such nonrecovery becomes probable. Several parties had appealed this PPUC decision to the Commonwealth Court of Pennsylvania. On February 21, 2002, the Court affirmed the PPUC decision regarding approval of the merger, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding our PLR obligation, and denied our related requests for rate relief. We are considering our response to the Court's decision, which could include asking the Pennsylvania Supreme Court to review the decision. We are unable to predict the outcome of these matters.

Supply Plan

        As part of our Restructuring Order, we are obligated to supply electricity to customers who do not choose an alternate supplier. The total forecasted peak of this obligation in 2002 is 2,500 megawatts (MW). Our current supply portfolio contains approximately 300 MW of long-term purchases from NUGs, and the remaining obligation is expected to be met through a mix of multi-year forward purchases, short-term forward (less than one year) purchases and spot market purchases.

Environmental Matters

        Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites, and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have total accrued liabilities aggregating approximately $0.1 million as of December 31, 2001. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

Legal Matters

        Various lawsuits, claims and proceedings related to our normal business operations are pending against us, the most significant of which is described below.

        We have a 50% ownership interest in TMI-2, which was damaged during a 1979 accident. As a result of the accident, claims for alleged personal injury were filed against us, Jersey Central Power & Light Company, Pennsylvania Electric Company and GPU in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten test cases, but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. Following the resolution of judicial proceedings dealing with admissible evidence, we have again requested summary judgment of the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted our motion. On February 14, 2002, the plaintiffs filed a notice of appeal of this decision (see Note 6 - Other Legal Proceedings). Although unable to predict the outcome of this litigation, we believe that any liability to which we might be subject by reason of the TMI-2 accident will not exceed our financial protection under the Price-Anderson Act.


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

Purchase Accounting

          On November 7, 2001, the merger between FirstEnergy and GPU became effective, and we became a wholly owned subsidiary of FirstEnergy. The merger was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The adjustments reflected in our records, which are subject to adjustment in 2002 when finalized, primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. As of December 31, 2001, we had recorded goodwill of approximately $784.4 million related to the merger.

Regulatory Accounting

        We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Pennsylvania, a significant amount of regulatory assets have been recorded. As of December 31, 2001, we had regulatory assets of $1.3 billion. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislation, judicial or regulatory actions in the future.

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


                                                   METROPOLITAN EDISON COMPANY

                                                CONSOLIDATED STATEMENTS OF INCOME



                                                                 Nov 7 -         Jan. 1 -    For the Years Ended Dec. 31,
                                                              Dec. 31, 2001   Nov. 6, 2001        2000         1999
------------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)

OPERATING REVENUES........................................      $ 143,760   |   $824,556        $842,333     $902,827
                                                                ---------   |   --------        --------     --------
                                                                            |
OPERATING EXPENSES AND TAXES:                                               |
   Fuel and purchased power...............................         83,275   |    478,954         471,070      224,931
   Nuclear operating costs................................          --      |      --              --          61,170
   Other operating costs..................................         16,122   |    123,094          91,456      274,743
                                                                ---------   |   --------        --------     --------
     Total operation and maintenance expenses.............         99,397   |    602,048         562,526      560,844
   Provision for depreciation and amortization............          8,903   |     51,867          68,695       88,989
   General taxes..........................................          6,509   |     39,845          42,623       39,283
   Income taxes...........................................         11,584   |     28,549          33,278       58,937
                                                                ---------   |   --------        --------     --------
     Total operating expenses and taxes...................        126,393   |    722,309         707,122      748,053
                                                                ---------   |   --------        --------     --------
                                                                            |
OPERATING INCOME..........................................         17,367   |    102,247         135,211      154,774
                                                                            |
OTHER INCOME..............................................          5,465   |      7,807           1,387        1,143
                                                                ---------   |   --------        --------     --------
                                                                            |
INCOME BEFORE NET INTEREST CHARGES........................         22,832   |    110,054         136,598      155,917
                                                                ---------   |   --------        --------     --------
                                                                            |
NET INTEREST CHARGES:                                                       |
   Subsidiaries' preferred stock dividend requirements....          1,102   |      6,248           6,656       13,319
   Interest on long-term debt.............................          5,615   |     33,101          37,886       45,996
   Allowance for borrowed funds used during                                 |
     construction.........................................             30   |       (574)           (477)      (1,048)
   Deferred interest income...............................           (276)  |       (321)         --            --
   Other interest expense.................................          1,744   |      9,219          10,638        2,527
                                                                ---------   |   --------        --------     --------
   Net interest charges...................................          8,215   |     47,673          54,703       60,794
                                                                ---------   |   --------        --------     --------
                                                                            |
NET INCOME................................................         14,617   |     62,381          81,895       95,123
                                                                            |
PREFERRED STOCK DIVIDEND                                                    |
   REQUIREMENTS...........................................          --      |      --              --              66
                                                                            |
LOSS ON PREFERRED STOCK                                                     |
   REACQUISITION..........................................          --      |      --              --             542
                                                                ----------  |   --------        --------     --------
                                                                            |
EARNINGS ON COMMON STOCK..................................      $  14,617   |   $ 62,381        $ 81,895     $ 94,515
                                                                =========   |   ========        ========     ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                           METROPOLITAN EDISON COMPANY

                                           CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                        2001             2000
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $1,609,974   |   $1,561,848
   Less-Accumulated provision for depreciation....................................        530,006   |      489,607
                                                                                       ----------   |   ----------
                                                                                        1,079,968   |    1,072,241
                                                                                        ---------   |   ----------
   Construction work in progress-                                                                   |
     Electric plant...............................................................         14,291   |       22,437
                                                                                       -----------  |   ----------
                                                                                        1,094,259   |    1,094,678
                                                                                        ---------   |   ----------
OTHER PROPERTY AND INVESTMENTS:                                                                     |
   Nuclear plant decommissioning trusts...........................................        157,699   |      154,068
   Long-term notes receivable from associated companies...........................         12,418   |       12,418
   Other..........................................................................         13,391   |        4,472
                                                                                       ----------   |   ----------
                                                                                          183,508   |      170,958
                                                                                       ----------   |   ----------
CURRENT ASSETS:                                                                                     |
   Cash and cash equivalents......................................................         25,274   |        3,439
   Receivables-                                                                                     |
     Customers (less accumulated provisions of $12,271,000 and $13,004,000                          |
        respectively, for uncollectible accounts).................................        112,257   |      108,806
     Associated companies.........................................................          8,718   |       37,314
     Other........................................................................         16,675   |       28,525
   Prepayments and other..........................................................         12,239   |        7,555
                                                                                       ----------   |   ----------
                                                                                          175,163   |      185,639
                                                                                       ----------   |   ----------
DEFERRED CHARGES:                                                                                   |
   Regulatory assets..............................................................      1,320,412   |    1,224,370
   Goodwill.......................................................................        784,443   |       --
   Other..........................................................................         49,402   |       32,417
                                                                                       ----------   |   ----------
                                                                                        2,154,257   |    1,256,787
                                                                                       ----------   |   ----------
                                                                                       $3,607,187   |   $2,708,062
                                                                                       ==========   |   ==========
                           CAPITALIZATION AND LIABILITIES                                           |
                                                                                                    |
CAPITALIZATION (See Consolidated Statements of Capitalization):                                     |
   Common stockholder's equity....................................................     $1,288,953   | $    537,013
   Company - obligated trust preferred securities.................................         92,200   |      100,000
   Long-term debt.................................................................        583,077   |      496,860
                                                                                       ----------   |   ----------
                                                                                        1,964,230   |    1,133,873
                                                                                       ----------   |   ----------
CURRENT LIABILITIES:                                                                                |
   Currently payable long-term debt and preferred stock...........................         30,029   |           27
   Short-term borrowings (Note 5)-                                                                  |
     Associated companies.........................................................         72,011   |        --
     Other........................................................................          --      |       46,600
   Accounts payable-                                                                                |
     Associated companies.........................................................         67,351   |       69,462
     Other........................................................................         36,750   |       36,011
   Accrued  taxes.................................................................          7,037   |       20,768
   Accrued interest...............................................................         17,468   |       14,375
   Other..........................................................................         13,652   |       14,687
                                                                                       ----------   |   ----------
                                                                                          244,298   |      201,930
                                                                                       ----------   |   ----------
DEFERRED CREDITS:                                                                                   |
   Accumulated deferred income taxes..............................................        300,438   |      279,009
   Accumulated deferred investment tax credits....................................         13,310   |       14,159
   Power purchase contract loss liability.........................................        730,662   |      727,503
   Nuclear fuel disposal costs....................................................         36,906   |       35,456
   Nuclear plant decommissioning costs............................................        268,967   |      262,505
   Other..........................................................................         48,376   |       53,627
                                                                                       ----------   |   ----------
                                                                                        1,398,659   |    1,372,259
                                                                                       ----------   |   ----------
COMMITMENTS AND CONTINGENCIES                                                                       |
   (Notes 3 and 6)................................................................                  |
                                                                                       ----------   |   ----------
                                                                                       $3,607,187   |   $2,708,062
                                                                                       ==========   |   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.



                                       METROPOLITAN EDISON COMPANY

                                CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                            2001        2000
----------------------------------------------------------------------------------------------------------------
                             (Dollars in thousands, except per share amounts)

COMMON STOCKHOLDER'S EQUITY:
   Common stock, without par value, authorized 900,000 shares
     859,500 shares outstanding........................................................   $1,274,325 |$   66,273
   Other paid-in capital..............................................................         --    |   400,200
   Accumulated other comprehensive income (Note 4E)....................................           11 |        64
   Retained earnings (Note 4A).........................................................       14,617 |    70,476
                                                                                          ---------- |----------
     Total common stockholder's equity.................................................    1,288,953 |   537,013
                                                                                          ---------- |----------
                                                                                                     |
COMPANY OBLIGATED TRUST                                                                              |
PREFERRED SECURITIES                                                                                 |
OF SUBSIDIARY TRUST                                                                                  |
(NOTE 4C):                                                                                           |
   7.35% due 2039......................................................................       92,200 |   100,000
                                                                                                     |
LONG-TERM DEBT (Note 4D):                                                                            |
   First mortgage bonds:                                                                             |
     8.05% due 2002....................................................................       30,000 |    30,000
     6.60% due 2003....................................................................       20,000 |    20,000
     7.22% due 2003....................................................................       40,000 |    40,000
     9.10% due 2003....................................................................       30,000 |    30,000
     6.34% due 2004....................................................................       40,000 |    40,000
     6.77% due 2005....................................................................       30,000 |    30,000
     7.35% due 2005....................................................................       20,000 |    20,000
     6.36% due 2006....................................................................       17,000 |    17,000
     6.40% due 2006....................................................................       33,000 |    33,000
     6.00% due 2008....................................................................        8,700 |     8,700
     6.10% due 2021....................................................................       28,500 |    28,500
     8.60% due 2022....................................................................       30,000 |    30,000
     8.80% due 2022....................................................................       30,000 |    30,000
     6.97% due 2023....................................................................       30,000 |    30,000
     7.65% due 2023....................................................................       30,000 |    30,000
     8.15% due 2023....................................................................       60,000 |    60,000
     5.95% due 2027....................................................................       13,690 |    13,690
                                                                                          ---------- |----------
       Total first mortgage bonds......................................................      490,890 |   490,890
                                                                                          ---------- |----------
                                                                                                     |
   Secured note:                                                                                     |
     5.72% due 2006....................................................................      100,000 |     --
                                                                                                     |
   Unsecured note:                                                                                   |
     7.69% due 2039....................................................................        5,997 |     6,024
                                                                                                     |
   Net unamortized premium(discount) on debt...........................................       16,219 |       (27)
                                                                                          ---------- |----------
   Long-term debt due within one year..................................................      (30,029)|       (27)
                                                                                          ---------- |----------
       Total long-term debt ...........................................................      583,077 |   496,860
                                                                                          ---------- |----------
TOTAL CAPITALIZATION...................................................................   $1,964,230 |$1,133,873
                                                                                          ========== |==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                                 METROPOLITAN EDISON COMPANY

                                    CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY
                                                                                  Common Stock                Accumulated
                                                                              --------------------   Other       Other
                                                               Comprehensive    Number    Carrying  Paid-In  Comprehensive Retained
                                                                   Income     of Shares     Value   Capital  Income (Loss) Earnings
                                                               -------------  ---------   --------  -------  ------------- ---------
                                                                                       (Dollars in thousands)

Balance, January 1, 1999................................                       859,500   $  66,273 $ 370,200     $16,520   $234,066
   Net income...........................................          $ 95,123                                                   95,123
   Net unrealized gains(loss) on investments............             4,315                                         4,315
   Minimum pension liability............................               528                                           528
                                                                  --------
   Comprehensive Income.................................            99,966
                                                                  --------
   Cash dividends on preferred stock....................                                                                        (66)
   Cash dividends on common stock.......................                                                                   (315,000)
   Contributions from parent company....................                                              30,000
   Loss on preferred stock reacquisition................                                                                       (542)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999..............................                       859,500      66,273   400,200      21,363     13,581
   Net income...........................................            81,895                                                   81,895
   Net unrealized gain (loss) on investments............           (21,295)                                      (21,295)
   Minimum pension liability............................                (4)                                           (4)
                                                                  --------
   Comprehensive Income.................................            60,596
                                                                  --------
   Cash dividends on common stock.......................                                                                    (25,000)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000..............................                       859,500      66,273   400,200          64     70,476
   Net income...........................................            62,381                                                   62,381
   Net unrealized gain (loss) on investments............                 5                                             5
   Net unrealized gain (loss) on derivative instruments.              (174)                                         (174)
                                                                  --------
   Comprehensive Income.................................            62,212
                                                                  --------
   Cash dividends on common stock.......................                                                                    (65,000)
   ---------------------------------------------------------------------------------------------------------------------------------
Balance, November 6, 2001...............................                       859,500      66,273   400,200        (105)    67,857
   Purchase accounting fair value adjustment............                                 1,208,052  (400,200)        105    (67,857)
____________________________________________________________________________________________________________________________________
Balance, November 7, 2001...............................                       859,500   1,274,325     --           --        --
   Net income...........................................            14,617                                                   14,617
   Net unrealized gain (loss) on investments............                22                                            22
   Net unrealized gain (loss) on derivative instruments.               (11)                                          (11)
                                                                  --------
   Comprehensive Income.................................          $ 14,628
                                                                  --------
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001..............................                       859,500  $1,274,325 $   --        $    11    $14,617
====================================================================================================================================



                                CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                          Not Subject to              Subject to
                                                      Mandatory Redemption       Mandatory Redemption
                                                      --------------------       --------------------
                                                        Number    Carrying        Number      Carrying
                                                      of Shares     Value        of Shares      Value
                                                      ---------     -----        ---------      -----
                                                                   (Dollars in thousands)

             Balance, January 1, 1999............      119,475    $12,056       4,000,000     $100,000
               Redemptions-
                 3.90% Series  ..................      (64,384)    (6,527)
                 4.35% Series....................      (22,517)    (2,256)
                 3.85% Series....................       (9,252)      (929)
                 3.80% Series....................       (7,982)      (807)
                 4.45% Series....................      (15,340)    (1,537)
                 9.00% Series....................                              (4,000,000)    (100,000)
               Issuance-
                 7.35% Series....................                               4,000,000      100,000
             -----------------------------------------------------------------------------------------
             Balance, December 31, 1999..........        --         --          4,000,000      100,000
             =========================================================================================
             Balance, December 31, 2000..........        --         --          4,000,000      100,000
             =========================================================================================
               Purchase accounting fair
                    value adjustment.............                                               (7,800)
             -----------------------------------------------------------------------------------------
             Balance, December 31, 2001..........        --       $ --         4,000,000    $  92,200
             =========================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                           METROPOLITAN EDISON COMPANY

                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Nov. 7 -     Jan. 1 -   For the Years Ended Dec. 31,
                                                                  Dec. 31, 2001  Nov. 6, 2001     2000         1999
-------------------------------------------------------------------------------------------------------------------------
-                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income........................................................... $14,617 ||  $ 62,381      $ 81,895   $  95,123
Adjustments to reconcile net income to net                                    |
   cash from operating activities:                                            |
     Provision for depreciation and amortization.....................   8,903 |     51,867        68,695      88,989
     Nuclear fuel and lease amortization.............................   --    |      --            --         12,041
     Other amortization..............................................     154 |      1,147         5,684       2,586
     Impact of PPUC rate order, net..................................   --    |      --          (44,580)      --
     Deferred costs, net.............................................   1,045 |    (91,182)       (7,941)     (8,291)
     Deferred income taxes, net......................................     906 |     53,464        22,483     (66,995)
     Investment tax credits, net.....................................    (128)|       (721)         (851)    (12,146)
     Receivables.....................................................  10,213 |     33,714        33,348     (93,309)
     Materials and supplies..........................................   --    |      --            --         36,944
     Accounts payable................................................  (4,339)|    (60,868)      (48,395)    (23,039)
     Other...........................................................   8,286 |    (59,313)      (25,896)   (137,153)
                                                                      ------- |   --------      --------    --------
       Net cash provided from (used for) operating activities........  39,657 |     (9,511)       84,442    (105,250)
                                                                      ------- |   --------      --------    --------
                                                                              |
CASH FLOWS FROM FINANCING ACTIVITIES:                                         |
New Financing-                                                                |
     Long-term debt..................................................   --    |     99,500         --          --
     Short-term borrowings, net......................................   --    |     51,400        46,600       --
     Company-obligated trust preferred securities....................   --    |      --            --         96,535
     Contributions from parent.......................................   --    |      --            --         30,000
Redemptions and Repayments-                                                   |
     Preferred stock.................................................   --    |      --            --         12,598
     Long-term debt..................................................   --    |      --           50,000      30,024
     Short-term borrowings, net......................................  25,989 |      --            --         79,540
     Capital lease principal payments................................   --    |      --            --         15,786
     Company-obligated mandatorily redeemable                                 |
         preferred securities........................................   --    |      --            --        100,000
Dividend Payments-                                                            |
     Common stock....................................................   --    |     65,000        25,000     315,000
     Preferred stock.................................................   --    |      --            --             66
                                                                      ------- |   --------      --------    --------
       Net cash used for (provided from) financing activities........  25,989 |    (85,900)       28,400     426,479
                                                                      ------- |  ---------     ---------   ---------
                                                                              |
CASH FLOWS FROM INVESTING ACTIVITIES:                                         |
Property additions...................................................   7,787 |     47,660        58,481      66,388
Contributions to decommissioning trusts..............................   --    |      7,113         8,700      33,556
Sale of investments..................................................   --    |      --           (3,519)   (641,273)
Other................................................................     453 |      5,209         --             45
                                                                      ------- |   --------      --------    --------
       Net cash used for (provided from) investing activities........   8,240 |     59,982        63,662    (541,284)
                                                                      ------- |   --------      --------    --------
Net increase (decrease) in cash and cash equivalents.................   5,428 |     16,407        (7,620)      9,555
Cash and cash equivalents at beginning of period.....................  19,846 |      3,439        11,059       1,504
                                                                      ------- |   --------      --------    --------
Cash and cash equivalents at end of period........................... $25,274 |   $ 19,846      $  3,439    $ 11,059
                                                                      ======= |   ========      ========    ========
                                                                              |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                          |
Cash Paid During the Year-                                                    |
     Interest (net of amounts capitalized)........................... $  -    |   $ 41,473      $ 47,451    $ 55,011
                                                                      ======= |   ========      ========    ========
     Income taxes (refund)..........................................  $(2,990)|   $  7,486      $ 45,534    $120,277
                                                                      ======= |   =========     ========    ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                           METROPOLITAN EDISON COMPANY

                                        CONSOLIDATED STATEMENTS OF TAXES

                                                                      Nov. 7 -      Jan. 1 -   For the Years Ended Dec.31,
                                                                  Dec. 31, 2001   Nov. 6, 2001      2000       1999
--------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
GENERAL TAXES:
Real and personal property......................................... $       5  |  $  1,236      $   1,826   $  3,979
State gross receipts...............................................     5,730  |    31,353         35,288     26,757
Social security and unemployment...................................        (1) |        14          --           171
Other..............................................................       775  |     7,242          5,509      8,376
                                                                    ---------  |  --------      ---------   --------
       Total general taxes......................................... $   6,509  |  $ 39,845      $  42,623   $ 39,283
                                                                    =========  |  ========      ========    ========
                                                                               |
PROVISION FOR INCOME TAXES:                                                    |
Currently payable-                                                             |
   Federal......................................................... $   7,693  |  $(11,534)     $  17,080   $107,335
   State...........................................................     2,433  |    (1,760)         5,377     33,202
                                                                    ---------  |  --------      ---------   --------
                                                                       10,126  |   (13,294)        22,457    140,537
                                                                    ---------  |  --------      ---------   --------
Deferred, net-                                                                 |
   Federal.........................................................       934  |    41,297         19,476    (46,758)
   State...........................................................       (28) |    12,167          3,007    (20,237)
                                                                    ---------  |  --------      ---------   --------
                                                                          906  |    53,464         22,483    (66,995)
                                                                    ---------  |  --------      ---------   --------
Investment tax credit amortization.................................      (128) |      (721)          (851)   (12,146)
                                                                    ---------  |  --------      ---------   --------
       Total provision for income taxes............................ $  10,904  |  $ 39,449      $  44,089   $ 61,396
                                                                    =========  |  ========      =========   ========
                                                                               |
INCOME STATEMENT CLASSIFICATION                                                |
OF PROVISION FOR INCOME TAXES:                                                 |
Operating income................................................... $  11,584  |  $ 28,549      $  33,278   $ 58,937
Other income.......................................................      (680) |    10,900         10,811      2,459
                                                                    ---------- |  --------      ---------   --------
       Total provision for income taxes............................ $  10,904  |  $ 39,449      $  44,089   $ 61,396
                                                                    =========  |  ========      =========   ========
                                                                               |
RECONCILIATION OF FEDERAL INCOME TAX                                           |
EXPENSE AT STATUTORY RATE TO TOTAL                                             |
PROVISION FOR INCOME TAXES:                                                    |
Book income before provision for income taxes...................... $  25,521  |  $101,831      $ 125,983   $156,520
                                                                    =========  |  ========      =========   ========
Federal income tax expense at statutory rate....................... $   8,932  |  $ 35,641      $  44,094   $ 54,782
Increases (reductions) in taxes resulting from-                                |
   Amortization of investment tax credits..........................      (128) |      (721)          (851)   (12,145)
   Depreciation....................................................       304  |       926            300      7,152
   State income tax, net of federal tax............................       938  |     7,388          7,379     10,257
   Allocated share of consolidated tax savings.....................     --     |    (3,151)         --        (1,100)
   Other, net......................................................       858  |      (634)        (6,833)     2,450
                                                                    ---------  |  --------      ---------   --------
       Total provision for income taxes............................ $  10,904  |  $ 39,449      $  44,089   $ 61,396
                                                                    =========  |  ========      =========   ========
                                                                               |
ACCUMULATED DEFERRED INCOME TAXES AT                                           |
DECEMBER 31:                                                                   |
Property basis differences......................................... $ 211,394  |                $ 203,352   $210,673
Nuclear decommissioning............................................    (5,623) |                   (9,797)    (1,501)
Deferred sale and leaseback costs..................................   (12,077) |                  (11,298)   (13,491)
Non-utility generation costs.......................................    36,099  |                   12,238      8,787
Purchase accounting basis difference...............................   (37,143) |                    --         --
Regulatory transition charge.......................................    85,414  |                   69,828     20,946
Customer receivables for future income taxes.......................    49,755  |                   51,247     48,815
Other..............................................................   (27,381) |                  (36,561)   (21,565)
                                                                    ---------  |                ---------   --------
       Net deferred income tax liability........................... $ 300,438  |                $ 279,009   $252,664
                                                                    =========  |                =========   ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Metropolitan Edison Company (Company) and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy also holds directly all of the issued and outstanding common shares of Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L) and Pennsylvania Electric Company (Penelec). The Company, JCP&L and Penelec were formerly wholly owned subsidiaries of GPU, Inc., which merged with FirstEnergy on November 7, 2001. Pre-merger period and post-merger period financial results are separated by a heavy black line.

        The Company follows the accounting policies and practices prescribed by the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States
(GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with the current year presentation.

     REVENUES-

        The Company's principal business is providing electric service to customers in Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service through the end of the year.

        Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2001 or 2000, with respect to any particular segment of the Company's customers.

     REGULATORY PLAN-

      Pennsylvania enacted its electric utility competition law in 1996 with the phase-in of customer choice for generation suppliers completed as of January 1, 2001. The PPUC authorized a rate restructuring plan for the Company in 1998 which essentially resulted in the deregulation of the Company's generation business. The Company has a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits, which is referred to as the Company's provider of last resort (PLR) obligation.

        In 2000,  the PPUC  disallowed  a portion  of the  requested  additional stranded costs above those amounts granted in the Company's 1998 rate restructuring plan order. The PPUC required the Company to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, the Company would then reduce stranded costs by $12 million plus interest and record a corresponding charge to income.

        As a result of its generating asset divestitures, the Company obtains its supply of electricity to meet its PLR obligation almost entirely from contracted and open market purchases. During 2000, the Company's purchased power costs substantially exceeded the amounts it could recover under its capped generation rates, which are in effect for varying periods, pursuant to its 1998 rate restructuring plan. In November 2000, the Company filed a petition with the PPUC seeking permission to defer for future recovery its energy costs in excess of amounts reflected in its capped generation rates. In January 2001, the PPUC consolidated this petition with the FirstEnergy and GPU merger proceeding (see
Note 2 - Merger) for consideration and resolution in accordance with the merger procedural schedule.

        In June 2001, the Company entered into a Settlement Stipulation with all of the major parties in the combined merger and rate relief proceedings, that, in addition to resolving certain issues concerning the PPUC's approval of the merger, also addressed the Company's request for PLR relief. On June 20, 2001, the PPUC entered orders approving the Settlement Stipulation, which approved the merger and provided PLR relief. The Company is permitted to defer for future recovery the difference between its actual energy costs and those reflected in its capped generation rates, retroactive to January 1, 2001. Deferral accounting will continue for such cost differences through December 31, 2005 and, should energy costs incurred by the Company during that period be below its capped generation rates, the difference would be used to reduce its recoverable deferred costs. The Company's PLR obligation has been extended through December 31, 2010. The Company's competitive transition charge (CTC) revenues will be applied first to PLR costs, then to stranded costs other than for non-utility generation (NUG) and finally to NUG stranded costs through December 31, 2010. The Company would be permitted to recover any remaining stranded costs through a continuation of the CTC after December 31, 2010; however, such recovery would extend to no later than December 31, 2015. Any amounts not expected to be recovered by December 31, 2015 would be written off at the time such nonrecovery becomes probable.

        Several parties had filed Petitions for Review with the Commonwealth Court of Pennsylvania regarding the PPUC's orders. On February 21, 2002, the Court affirmed the PPUC decision regarding approval of the merger, remanding the decision to the PPUC only with respect to the issue of merger savings. The Court reversed the PPUC's decision regarding the Company's PLR obligation, and denied the Company's related requests for rate relief. The Company is considering its response to the Court's decision, which could include asking the Pennsylvania Supreme Court to review the decision. The Company is unable to predict the outcome of these matters.

        The application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," was discontinued in 1998 with respect to the Company's generation operations. The Company subsequently divested substantially all of its generating assets. The Securities and Exchange Commission issued interpretive guidance regarding asset impairment measurement, concluding that any supplemental regulated cash flows such as a CTC should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $18 million as of December 31, 2001. All of the Company's regulatory assets are expected to continue to be recovered under provisions of the Company's regulatory orders.


     PROPERTY, PLANT AND EQUIPMENT-

          As a result of the merger, certain of the Company's property, plant and equipment have been adjusted to reflect fair value. The majority of the Company's property, plant and equipment is reflected at original cost since such assets remain subject to rate regulation on a historical cost basis.

        The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.0% in 2001, 2.9% in 2000 and 3.0% in 1999.

        Annual depreciation expense in 2001 included approximately $11.1 million for future decommissioning costs applicable to the Company's ownership in Unit 2 of the Three Mile Island Nuclear Plant (TMI-2), a demonstration nuclear reactor owned by a wholly owned subsidiary of the Company (in conjunction with JCP&L and Penelec) and decommissioning liabilities for its previously divested nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $254.5 million in current dollars and (using a 4.0% escalation rate) approximately $421.9 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Decommissioning of the demonstration nuclear reactor is expected to be completed in 2003; payments for decommissioning of TMI-2 are expected to begin in 2014, when actual decommissioning work is expected to begin. The Company has recovered approximately $54 million for decommissioning through its electric rates from customers through December 31, 2001. The Company has also recognized an estimated liability of approximately $4.6 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

        The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheet as of December 31, 2001:

                                                                  Other
                                       Pension Benefits  Postretirement Benefits
                                       ----------------  -----------------------
                                                   (In millions)
     Change in benefit obligation:
     Benefit obligation as of
       January 1.........................   $1,506.1          $   752.0
     Service cost........................       34.9               18.3
     Interest cost.......................      133.3               64.4
     Plan amendments.....................        3.6                --
     Actuarial loss......................      123.1               73.3
     Voluntary early retirement program..        --                 2.3
     GPU acquisition.....................    1,878.3              716.9
     Benefits paid.......................     (131.4)             (45.6)
     ---------------------------------------------------------------------------
     Benefit obligation as of December 31    3,547.9            1,581.6
     ---------------------------------------------------------------------------

     Change in plan assets:
     Fair value of plan assets
       as of January 1...................    1,706.0               23.0
     Actual return on plan assets........        8.1               12.7
     Company contribution................        --                43.3
     GPU acquisition.....................    1,901.0              462.0
     Benefits paid.......................     (131.4)              (6.0)
     ---------------------------------------------------------------------------
     Fair value of plan assets as of
       December 31.......................    3,483.7              535.0
     ---------------------------------------------------------------------------

     Funded status of plan...............      (64.2)          (1,046.6)
     Unrecognized actuarial loss (gain)..      222.8              212.8
     Unrecognized prior service cost.....       87.9               17.7
     Unrecognized net transition
       obligation (asset)................        --               101.6
     ---------------------------------------------------------------------------
     Prepaid (accrued) benefit cost         $  246.5          $  (714.5)
     ===========================================================================

     Assumptions used as of
       December 31, 2001:
     Discount rate.......................       7.25%              7.25%
     Expected long-term return on
       plan assets.......................      10.25%             10.25%
     Rate of compensation increase.......       4.00%              4.00%


        FirstEnergy's net pension and other postretirement benefit costs for the year ended December 31, 2001 were computed as follows:

                                                                Other
                                        Pension Benefits Postretirement Benefits
                                        ---------------- -----------------------
                                                    (In millions)
     Service cost........................   $   34.9            $18.3
     Interest cost.......................      133.3             64.4
     Expected return on plan assets......     (204.8)            (9.9)
     Amortization of transition
       obligation (asset)................       (2.1)             9.2
     Amortization of prior service cost..        8.8              3.2
     Recognized net actuarial
       loss (gain).......................        --               4.9
     Voluntary early retirement program..        6.1              2.3
     ---------------------------------------------------------------------------
     Net benefit cost....................    $ (23.8)           $92.4
     ===========================================================================

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

Pre-Merger

        As of December 31, 2000, the Company had on its balance sheet accrued benefit costs of $0.9 million and $0.4 million, respectively, related to pension and other postretirement benefit obligations. In addition, for the year ended December 31, 2000, the Company recognized in income net benefit costs/(credits) of $0.1 million and $0.2 million, respectively, for pension and other postretirement benefits, and for the year ended December 31, 1999, the Company recognized net benefit costs/(credits) of $0.2 million and $0.3 million, respectively.


     TRANSACTIONS WITH AFFILIATED COMPANIES-

        During the three years ended December 31, 2001, GPU Service, Inc., an affiliated company, provided legal, accounting, financial and other services to the Company. In addition, prior to the sales of the Company's generating assets in 1999, affiliated companies GPU Nuclear, Inc. and GPU Generation, Inc. conducted generation operations for the company. The total cost of services rendered by affiliates was $141 million, $99 million and $350 million for the years 2001, 2000 and 1999, respectively. Of these amounts, $95 million, $77 million and $264 million were charged to income for the years 2001, 2000 and 1999, respectively.


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

                                          2001                  2000
     ---------------------------------------------------------------------
                                    Carrying  Fair          Carrying Fair
                                     Value   Value           Value   Value
     ---------------------------------------------------------------------
                                                 (In millions)
     Long-term debt.................    $597  $601           $497    $504
     Preferred stock................    $100  $ 93           $100    $ 97
     Investments other than cash
        and cash equivalents........    $159  $160           $156    $156
     ---------------------------------------------------------------------
                                        $848  $854           $753    $757
     =====================================================================


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

        On  January 1, 2001,  the  Company  adopted  SFAS 133,  "Accounting  for
Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." The adoption resulted in the recognition of derivative assets on the Consolidated Balance Sheet at January 1, 2001 in the amount of $13.0 million, with a substantially offsetting amount recorded in Regulatory Assets of $12.2 million. As of January 1, 2001, a cumulative effect of accounting change was recognized as an expense in Other Income (Deductions), Net on the Consolidated Statement of Income in the amount of $0.1 million.

        The Company is exposed to financial risks resulting from the fluctuation of commodity prices, including electricity and natural gas. To manage the volatility relating to these exposures, the Company uses a variety of derivative instruments, including options and futures contracts. These derivatives are used principally for hedging purposes. FirstEnergy has a Risk Policy Committee comprised of executive officers, which exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

          The Company uses derivatives to hedge the risk of price fluctuations. The Company's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The majority of the Company's forward commodity contracts are considered "normal purchases and sales," as defined by SFAS 133, and are therefore excluded from the scope of SFAS 138. The options and futures contracts determined to be within the scope of SFAS 133 are accounted for as cash flow hedges and expire on various dates through 2002. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. There is currently a net deferred loss of $0.01 million included in Accumulated Other Comprehensive Loss as of December 31, 2001 related to derivative hedging activity, which will be reclassified to earnings during the next twelve months as hedged transactions occur.

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


        Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                          2001         2000
        ----------------------------------------------------------------------
                                                            (In millions)

        Regulatory transition charge................... $1,115.9     $1,053.1
        Customer receivables for future income taxes...    110.9        114.5
        Nuclear decommissioning costs..................     34.7         27.6
        Provider of last resort deferrals..............     32.7          --
        Employee postretirement benefit costs..........     21.4         23.4
        Loss on reacquired debt........................      4.8          5.3
        Other..........................................      --           0.5
        ----------------------------------------------------------------------
            Total...................................... $1,320.4     $1,224.4
        ======================================================================


2.   MERGER:

        On November 7, 2001, the merger of FirstEnergy and GPU became effective pursuant to the Agreement and Plan of Merger, dated August 8, 2000. As a result of the merger, GPU's former wholly owned subsidiaries, including the Company, became wholly owned subsidiaries of FirstEnergy.

          The merger was accounted for by the purchase method of accounting. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by FirstEnergy's management based on information currently available and on current assumptions as to future operations. Merger purchase accounting adjustments recorded in the records of the Company primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will not be amortized but will be reviewed for impairment at least annually. As of December 31, 2001, the Company had recorded goodwill of approximately $784.4 million related to the merger.

3.   LEASES:

        Consistent with regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Prior to the sale of its nuclear generating facility in December 1999, the Company's capital lease obligations related primarily to nuclear fuel lease agreements with nonaffiliated fuel trusts for the plant. The Company's most significant operating lease relates to the sale and leaseback of a portion of its ownership interest in the Merrill Creek Reservoir project. The interest element related to this lease was $1.9 million for the years 2001 and 2000.

         As of December 31, 2001, the future minimum lease payments on the Company's Merrill Creek operating lease, net of reimbursements from sublessees, are: $0.4 million in 2002, $1.3 million in 2003, zero in 2004, $0.2 million in 2005 and in 2006, and $15.0 million for the years thereafter. The Company's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generating assets.


4.   CAPITALIZATION:

     (A)  RETAINED EARNINGS-

        The merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 7, 2001 merger date.

        In general, the Company's first mortgage bond (FMB) indentures restrict the payment of dividends or distributions on or with respect to the Company's common stock to amounts credited to earned surplus since approximately the date of its indenture. At such date, the Company had a balance of $3.4 million in its earned surplus account, which would not be available for dividends or other distributions. As of December 31, 2001, the Company had retained earnings available to pay common stock dividends of $11.2 million, net of amounts restricted under the Company's FMB indentures.


     (B)  PREFERRED AND PREFERENCE STOCK-

        The Company's preferred stock authorization consists of 10 million shares without par value. No preferred shares are currently outstanding.


     (C) COMPANY-OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY PARTNERSHIP PREFERRED SECURITIES-

        The Company has formed a statutory business trust, Met-Ed Capital Trust, which is owned through a wholly-owned limited partnership of the Company, Met-Ed Capital II, L.P., of which a wholly-owned subsidiary of the Company is the sole general partner. In this transaction, Met-Ed Capital Trust invested the gross proceeds from the sale of $100.0 million of its 7.35% trust preferred securities in the preferred securities of Met-Ed Capital II, L.P., which in turn invested those proceeds in $103.1 million of 7.35% subordinated debentures of the Company. The sole assets of Met-Ed Capital Trust are the preferred securities of Met-Ed Capital II, L.P., whose sole assets are the Company's subordinated debentures with the same rate and maturity date as the preferred securities. The Company has effectively provided a full and unconditional guarantee of its obligations under its trust's preferred securities. The trust preferred securities, which mature in 2039 and have a liquidation value of $25.00 per security, are redeemable at the option of the Company beginning in May 2004 at 100% of their principal amount. The interest on the subordinated debentures (and therefore the distributions on the preferred securities) may be deferred for up to 60 months, but the Company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.


     (D)  LONG-TERM DEBT-

        The first mortgage indentures and their supplements, which secure all of the Company's FMBs, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

        Based  on the  amount  of bonds  authenticated  by the  Trustee  through
December 31, 2001, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amount to $6.7 million. The Company expects to fulfill its sinking and improvement fund obligation by providing bondable property additions to the Trustee.

        Sinking  fund   requirements  for  FMBs  and  maturing   long-term  debt
(excluding capital leases) for the next five years are:

                                    (In millions)
                          ----------------------
                           2002........ $ 30.1
                           2003........   90.5
                           2004........   40.5
                           2005........   50.5
                           2006........  150.5
                          ----------------------

        The Company's obligations to repay certain pollution control revenue bonds are secured by several series of FMBs. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $42.2 million to pay principal of, or interest on, the pollution control revenue bonds.

     (E)  COMPREHENSIVE INCOME-

        Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the Company's parent. As of December 31, 2001, accumulated other comprehensive income consisted of an unrealized gain on investment of securities available for sale of $0.02 million and unrealized losses on derivative instrument hedges of $0.01 million.


5.   SHORT-TERM BORROWINGS:

        The Company may borrow from its affiliates on a short-term basis. As of December 31, 2001, the Company had total short-term borrowings of $72 million from its affiliates with a weighted average interest rate of approximately 4.9%.


6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     CAPITAL EXPENDITURES-

        The Company's current forecast reflects expenditures of approximately $323 million for property additions and improvements from 2002-2006, of which approximately $66 million is applicable to 2002.


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

        The Company is also insured as to its interest in TMI-2 under a policy issued to the operating company for the plant. Under this policy, $150 million is provided for property damage and decontamination and decommissioning costs. Under this policy, the Company can be assessed a maximum of approximately $0.4 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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


     ENVIRONMENTAL MATTERS-

        Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites, and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has total accrued liabilities aggregating approximately $0.1 million as of December 31, 2001. The Company does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.


     OTHER LEGAL PROCEEDINGS-

        Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against the Company, the most significant of which is described below.

        TMI-2, which was damaged during a 1979 accident, is jointly owned by the Company, JCP&L and Penelec, with the Company having a 50% ownership percentage. Claims for alleged personal injury against the Company, JCP&L, Penelec and GPU (the defendants) were filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November

1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In September 2000, the defendants filed for a summary judgment in the District Court. Meanwhile, the plaintiffs appealed to the Third Circuit for a review of the District Court's decision placing limitations on the remaining plaintiffs' suit. In April 2001, the Third Circuit affirmed the District Court's decision. In July 2001, the defendants renewed their motion for a summary judgment on the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted the defendants' amended motion for summary judgment. On February 14, 2002, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. In addition to the approximately 2,100 claims for which summary judgment has been granted, there is other pending litigation arising out of the TMI-2 accident. This litigation consists of the following: eight personal injury cases that were not consolidated with the above-referenced approximately 2,100 claims; two class actions brought on behalf of plaintiffs alleging additional injuries diagnosed after the filing of the complaints in the above-referenced case; a case alleging exposure during the post-accident cleanup of the TMI-2 plant; and claims by individual businesses for economic loss resulting from the TMI-2 accident. Although unable to predict the outcome of this litigation, the Company believes that any liability to which it might be subject by reason of the TMI-2 accident will not exceed its financial protection under the Price-Anderson Act.


7.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

        The following summarizes certain consolidated operating results by quarter for 2001 and 2000.

                                     Three Months Ended
                                -----------------------------
                                March 31, June 30,  Sept. 30,  Oct.1-Nov. 6  Nov. 7-Dec. 31
                                  2001      2001       2001         2001          2001
-------------------------------------------------------------------------------------------
                                                    (In millions)
Operating Revenues............   $221.0    $222.6     $283.5       $97.5    |   $143.7
Operating Expenses and Taxes..    196.6     197.9      248.3        79.5    |    126.4
----------------------------------------------------------------------------|--------------
Operating Income..............     24.4      24.7       35.2        18.0    |     17.3
Other Income (Expense)........      4.7       5.3        2.6        (4.8)   |      5.5
Net Interest Charges..........     13.1      14.1       13.3         7.2    |      8.2
----------------------------------------------------------------- ----------|--------------
Net Income....................  $  16.0   $  15.9    $  24.5      $  6.0    |  $  14.6
===========================================================================================


                                             Three Months Ended
                                -----------------------------------------
                                March 31, June 30,  Sept. 30,  Dec. 31,
                                  2000      2000      2000      2000
-------------------------------------------------------------------------
                                                (In millions)

Operating Revenues............   $203.0    $197.8    $227.5    $214.0
Operating Expenses and Taxes..    164.2     180.2     215.7     147.0
-------------------------------------------------------------------------
Operating Income..............     38.8      17.6      11.8      67.0
Other Income (Expense)........      1.8       4.8      (2.1)     (3.1)
Net Interest Charges..........     14.1      13.7      13.5      13.4
-------------------------------------------------------------------------
Net Income (Loss).............   $ 26.5    $  8.7    $ (3.8)   $ 50.5
=========================================================================

Report of Independent Public Accountants


To the Stockholders and Board of Directors of Metropolitan Edison Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Metropolitan Edison Company (a Pennsylvania corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2001 (post-merger), and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Metropolitan Edison Company and subsidiaries as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 (pre-merger), were audited by other auditors whose report dated January 31, 2001, expressed an unqualified opinion on those statements.

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

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan Edison Company and subsidiaries as of December 31, 2001 (post-merger), and the results of their operations and their cash flows for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger), in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP

Cleveland, Ohio,
   March 18, 2002.

                      Report of Independent Accountants


To the Board of Directors and Stockholder of Metropolitan Edison Company:

In our opinion, the consolidated balance sheet as of December 31, 2000 and the related consolidated statements of income, and cash flows for each of the two years in the period ended December 31, 2000 (appearing on the accompanying index of the Metropolitan Edison Company 2001 Annual Report to Stockholders incorporated by reference in this Form 10-K) present fairly, in all material respects, the financial position, results of operations and cash flows of Metropolitan Edison Company and Subsidiary Companies at December 31, 2000 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 31, 2001