Form 10-K, Exhibit 13
period 2001-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; TOLEDO EDISON CO; PENNSYLVANIA POWER CO; OHIO EDISON CO; FIRSTENERGY CORP; PENNSYLVANIA ELECTRIC CO; METROPOLITAN EDISON CO; JERSEY CENTRAL POWER & LIGHT CO
filed 2002-04-01
CIK 20947, 352049, 77278, 73960, 1031296, 77227, 65350, 53456

EXHIBIT 13.7

                          PENNSYLVANIA ELECTRIC COMPANY

                        2001 ANNUAL REPORT TO STOCKHOLDERS



        Pennsylvania Electric Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 17,600 square miles in western Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.6 million. The Company, as lessee of the property of the Waverly Electric Light & Power Company, also serves a population of about 13,400 in Waverly, New York and vicinity.

        In August 2000, FirstEnergy entered into an agreement to merge with GPU, Inc., under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and is being accounted for by the purchase method. Prior to that time, Pennsylvania Electric Company was a wholly owned subsidiary of GPU, Inc.






Contents                                                                Page
--------                                                                ----

Selected Financial Data...........................................       1
Management's Discussion and Analysis..............................      2-8
Consolidated Statements of Income.................................       9
Consolidated Balance Sheets.......................................      10
Consolidated Statements of Capitalization.........................      11
Consolidated Statements of Common Stockholder's Equity............      12
Consolidated Statements of Preferred Stock........................      12
Consolidated Statements of Cash Flows.............................      13
Consolidated Statements of Taxes..................................      14
Notes to Consolidated Financial Statements........................     15-22
Reports of Independent Public Accountants.........................     23-24


                                                PENNSYLVANIA ELECTRIC COMPANY

                                                   SELECTED FINANCIAL DATA

                                                                                          Years Ended December 31,
                                                  Nov. 7 -      Jan. 1 -     --------------------------------------------------
                                               Dec. 31, 2001  Nov. 6, 2001       2000         1999         1998         1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)

Operating Revenues............................. $   140,062 |  $   834,548   $   901,881   $  921,965   $ 1,032,226  $ 1,052,936
                                                =========== |  ===========   ===========   ==========   ===========  ===========
                                                            |
Operating Income............................... $    14,341 |  $    70,049   $    80,336   $  140,925   $   125,623  $   157,950
                                                =========== |  ===========   ===========   ==========   ===========  ===========
                                                            |
Income Before Extraordinary Item............... $    10,795 |  $    23,718   $    39,250   $  152,491   $    58,590  $    95,023
                                                =========== |  ===========   ===========   ==========   ===========  ===========
                                                            |
Net Income..................................... $    10,795 |  $    23,718   $    39,250   $  152,491   $    39,640  $    95,023
                                                =========== |  ===========   ===========   ==========   ===========  ===========
                                                            |
Earnings on Common Stock....................... $    10,795 |  $    23,718   $    39,250   $  151,611   $    38,945  $    94,358
                                                =========== |  ===========   ===========   ==========   ===========  ===========
                                                            |
Total Assets................................... $ 3,300,269 |                $ 2,331,484   $2,463,052   $ 3,565,747  $ 2,499,703
                                                =========== |                ===========   ==========   ===========  ===========
                                                            |
                                                            |
Capitalization:                                             |
Common Stockholder's Equity.................... $ 1,306,576 |                $   469,837   $  461,182   $   767,304  $   791,338
Cumulative Preferred Stock.....................       --    |                      --           --           16,681       16,681
Company-Obligated Mandatorily Redeemable                    |
   Preferred Securities........................       --    |                      --           --          105,000      105,000
Company-Obligated Trust Preferred Securities...      92,000 |                    100,000      100,000         --           --
Long-Term Debt.................................     472,400 |                    519,481      426,795       629,027      679,716
                                                ----------- |                -----------   ----------   -----------  -----------
Total Capitalization........................... $ 1,870,976 |                $ 1,089,318   $  987,977   $ 1,518,012  $ 1,592,735
                                                =========== |                =-=========   ==========   ===========  ===========
                                                            |
                                                            |
Capitalization Ratios:                                      |
Common Stockholder's Equity....................        69.8%|                       43.1%        46.7%         50.5%        49.7%
Cumulative Preferred Stock.....................         --  |                        --           --            1.1          1.0
Company-Obligated Mandatorily Redeemable                    |
   Preferred Securities........................         --  |                        --           --            6.9          6.6
Company-Obligated Trust Preferred Securities...         4.9 |                        9.2         10.1           --            --
Long-Term Debt.................................        25.3 |                       47.7         43.2          41.5         42.7
                                                     ------ |                      -----        -----         -----       ------
Total Capitalization...........................       100.0%|                      100.0%       100.0%        100.0%       100.0%
                                                      ===== |                      =====        =====         =====        =====
                                                            |
                                                            |
Transmission and Distribution                               |
Kilowatt-Hour deliveries (Millions):                        |
Residential....................................         721 |        3,264         3,949        3,864         3,756        3,801
Commercial.....................................         758 |        3,733         4,509        4,319         4,198        4,098
Industrial.....................................         685 |        3,658         4,698        4,865         4,996        4,835
Other..........................................           7 |           34            40           43            42           45
                                                      ----- |      -------      --------       ------        ------       ------
Total Retail...................................       2,171 |       10,689        13,196       13,091        12,992       12,779
Total Wholesale................................         107 |        1,351         2,885        4,219         4,309        3,461
                                                      ----- |      -------      --------       -------       ------       ------
Total..........................................       2,278 |       12,040        16,081       17,310        17,301       16,240
                                                      ===== |       ======      ========       ======        ======       ======
                                                            |
                                                            |
Transmission and Distribution Deliveries                    |
Customers Served::                                          |
Residential....................................     502,901 |                    502,052      500,930       499,484      498,229
Commercial.....................................      76,005 |                     74,282       73,979        73,014       72,271
Industrial.....................................       2,652 |                      2,703        2,844         2,910        2,949
Other..........................................       1,099 |                      1,110        1,110         1,111        1,117
                                                    ------- |                   --------      -------       -------      -------
Total..........................................     582,657 |                    580,147      578,863       576,519      574,566
                                                    ======= |                   ========      =======       =======      =======

                          PENNSYLVANIA ELECTRIC COMPANY

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


Results of Operations
---------------------

        Earnings on common stock decreased 12.1% to $34.5 million in 2001 from $39.2 million in 2000. In 2001, earnings were negatively impacted by higher other operating costs, as well as lower other income. Offsetting this were higher revenues and lower net interest charges. In 2000, earnings on common stock decreased 74.1% to $39.2 million from $151.6 million in 1999. The decrease was primarily due to greater purchased power costs, the absence of a net gain related to wholesale operations from the sale of substantially all of our generating facilities in 1999, and, to a lesser extent, higher net interest charges. Lower other operating costs and depreciation expense positively affected earnings on common stock in 2000.

        Operating revenues increased by $72.7 million in 2001 following a $20.1 million decrease in 2000. The sources of the changes in operating revenues during 2001 and 2000, as compared to the prior year, are summarized in the following table.

            Sources of Revenue Changes                    2001      2000
     --------------------------------------------------------------------
          Increase (Decrease)                             (In millions)

     Change in kilowatt-hour sales due
       to level of retail customers
       shopping for generation service.................. $134.5   $  9.5
     Change in other retail kilowatt-hour sales.........  (12.2)    10.1
     Decrease in wholesale sales........................  (50.6)   (32.4)
     All other changes..................................    1.0     (7.3)
     --------------------------------------------------------------------

     Net Increase (Decrease) in Operating Revenues...... $ 72.7   $(20.1)
     ====================================================================


Electric Sales

        In 2001, a major source of the increase in operating revenues was the increase in retail generation kilowatt-hour sales due to a large number of customers returning to us in 2001 as full service customers, after receiving their power from alternate suppliers in 2000. In 2001, 85.3% of total retail sales were to full service customers as compared to 62.7% in 2000. Residential sales remained relatively flat, while commercial sales were slightly lower in 2001 compared to 2000, primarily due to lower usage. Industrial sales also decreased in 2001 compared to 2000 due almost evenly to a decrease in the number of customers and lower usage by existing customers. Sales to wholesale customers decreased in 2001 compared to 2000 due to a reduction in our available capacity.

        The primary source of the decrease in operating revenues in 2000, compared to the prior year, was lower sales to the wholesale market, as a result of us having additional power available in 1999 due to the delay of the divestiture of our generating assets. Operating revenues also increased due to higher residential and commercial sales, partially offset by lower industrial sales. Changes in kilowatt-hour sales by customer class in 2001 and 2000 are summarized in the following table:

            Changes in Kilowatt-hour Sales  2001         2000
            --------------------------------------------------
               Increase (Decrease)

            Residential..................   0.9%         2.2%
            Commercial...................  (0.4)%        4.4%
            Industrial...................  (7.6)%       (3.4)%
            --------------------------------------------------

            Total Retail.................  (2.5)%        0.8%
            Wholesale.................... (49.5)%      (31.6)%
            --------------------------------------------------

            Total Sales.................. (11.0)%       (7.1)%
            --------------------------------------------------

Operating Expenses and Taxes

        Total operating expenses and taxes increased $68.7 million in 2001 and $40.5 million in 2000, compared to the preceding year. Higher purchased power costs accounted for the majority of the increased costs in 2001. Purchased power costs also increased significantly in 2000 but were partially offset by lower nuclear costs, other operating costs and depreciation expenses.

        Purchased power costs increased $54.5 million in 2001, compared to 2000. The higher costs resulted from increased quantities of power purchased through the PJM Power Pool due to a large number of customers returning to us in 2001 after receiving their power from alternate suppliers in 2000, as well as higher average prices of power purchased under two-party agreements. Also included in 2001 purchased power costs was a $16 million charge related to the termination of a wholesale energy contract with Allegheny Electric Cooperative. Offsetting these increases was the effect of the Pennsylvania Public Utility Commission's
(PPUC) June 2001 order that allowed us to defer, for future rate recovery from customers, energy costs in excess of our fixed generation tariff rates, retroactive to January 1, 2001, in connection with our provider of last resort
(PLR) obligation.

        In 2000, fuel and purchased power costs increased $183.2 million over 1999. The majority of the increase was due to the need to purchase substantially all of our energy requirements following the sales of generating assets in 1999, and the absence of deferred accounting treatment for these costs. An offsetting decrease in fuel costs also resulted from the sales of generating assets. The sale of Unit 1 of the Three Mile Island Nuclear Plant, completed in December 1999, eliminated essentially all of our nuclear operating costs in 2000.

        Other operating costs increased $9.9 million in 2001, compared to 2000, primarily due the absence in 2001 of a pension curtailment gain associated with employees who were terminated at the time of the sale of our generating assets. This gain was realized in 2000 as a result of the PPUC's Phase II Order. Other operating costs also increased due to costs related to Voluntary Enhanced Retirement Programs offered to certain bargaining unit employees. In 2000, other operating costs decreased $68.7 million compared to the previous year. The primary reason for the decline was a reduction in expenses associated with the operation of generating stations due to the sale of all our remaining generating assets in 1999. Other operating costs were also reduced as a result of the net impact of the PPUC's Phase II Order issued in December 2000, which allowed us to realize the pension curtailment gain discussed above, offset by a write-off for the disallowance of a portion of our stranded costs. The sale of generating assets in 1999 was also the cause for a decrease in depreciation expense of $21.9 million in 2000 from the previous year.

Other Income

        Other income decreased $10.3 million in 2001 from the previous year. The decrease was attributed to charges for a sustainable energy fund and renewable energy projects in accordance with the Stipulation of Settlement related to the merger of FirstEnergy and GPU, Inc. Also contributing to the decrease was lower interest income. In 2000, other income decreased $48.9 million from the previous year. The decrease was due to the absence in 2000 of net gains related to wholesale operations as a result of the sale of substantially all our generating stations and lower interest income. Partially offsetting these reductions was the reversal of an estimated 1999 tax penalty.

Net Interest Charges

        Net interest charges decreased by $1.5 million in 2001 after increasing $3.7 million in 2000 compared to the prior year. In 2001, the decrease was due to the absence of prior year expense associated with a federal income tax deficiency, higher deferred interest income, and lower short-term borrowing levels. These decreases were partially offset by additional interest expense on $93 million of senior notes issued during 2000. The issuance of the $93 million of senior notes during 2000 was also responsible for the increase in interest expense in 2000 compared to 1999.

Capital Resources and Liquidity
-------------------------------

        We had approximately $39 million of cash and temporary investments and $77.6 million of short-term indebtedness on December 31, 2001. We may borrow from our affiliates on a short-term basis. We will not issue first mortgage bonds (FMB) other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2001, we had the capability to issue $450 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

        At the end of 2001, our common equity as a percentage of capitalization, including debt relating to assets held for sale, stood at 70% compared to 43% at the end of 2000. This increase resulted from the allocation of the purchase price in the merger between FirstEnergy and GPU.

        Following approval of the merger of FirstEnergy and GPU by the New Jersey Board of Public Utilities on September 26, 2001, Standard and Poor's adjusted our corporate credit rating from A/A-1 to BBB/A-2, and our senior unsecured debt rating from A to BBB. The lower credit ratings reflect Standard & Poor's consolidated rating methodology, which resulted in essentially the same corporate credit rating for all of FirstEnergy's electric utility operating companies. The credit rating outlook of Standard & Poor's is stable. On February 22, 2002, Moody's announced a change in its outlook for our credit ratings from stable to negative based upon a decision by the Commonwealth Court of Pennsylvania to reverse the PPUC's decision to grant us rate relief (see Regulatory Matters).

        Our cash requirements in 2002 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected  to be  met  without  increasing  our  net  debt  and  preferred  stock outstanding. Major contractual obligations for future cash payments are summarized in the following table:

Contractual Obligations         2002   2003   2004  2005  2006 Thereafter Total
-------------------------------------------------------------------------------
                                             (In millions)

Long-term debt..................$ 50   $ --   $125  $  8  $ --   $  336  $  519
Mandatory preferred stock.......                                    100     100
Capital leases .................   1      1     --    --    --       --       2
Unconditional power purchases... 415    261    200   194   197    1,882.  3,149
-------------------------------------------------------------------------------
                                $466   $262   $325  $202  $197   $2,318  $3,770
===============================================================================


        Our capital spending for the period 2002-2006 is expected to be about $375 million, of which approximately $72 million applies to 2002.


Market Risk Information
-----------------------

        We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price and interest rate fluctuations. Our Risk Policy Committee, comprised of FirstEnergy executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

Commodity Price Risk

        We are exposed to market risk primarily due to fluctuations in electricity and natural gas prices. To manage the volatility relating to these exposures, we use a variety of derivative instruments, including options, futures contracts and swaps. These derivatives are used principally for hedging purposes. The change in the fair value of commodity derivative contracts related to energy production during 2001 is summarized in the table below:

      Increase (Decrease)in the Fair Value of Commodity Derivative Contracts
      -----------------------------------------------------------------------

                                               Nov. 7-Dec. 31   Jan. 1-Nov. 6
                                                     2001           2001
      -----------------------------------------------------------------------
                                                        (In millions)
      Outstanding as of beginning of period with
        SFAS 133 cumulative adjustment.............. $3.6         $12.8
      Contract value when entered...................  0.3           5.2
      Decrease in value of existing contracts....... (2.5)         (3.5)
      Change in techniques/assumptions..............  --          (10.6)
      Settled contracts............................. (0.1)         (0.3)
      -----------------------------------------------------------------------
      Outstanding as of end of period............... $1.3          $3.6
      =======================================================================

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

Comparison of Carrying Value to Fair Value
--------------------------------------------------------------------------------
                                                            There-         Fair
                         2002  2003   2004   2005    2006   after   Total  Value
--------------------------------------------------------------------------------
                                            (Dollars in millions)
Investments other
  than Cash and Cash
  Equivalents:
Fixed Income.............   --   --    --      --     --    $192    $192   $194
  Average interest rate..                                    4.7%    4.7%
--------------------------------------------------------------------------------
________________________________________________________________________________
Liabilities
--------------------------------------------------------------------------------
Long-term Debt:
Fixed rate............... $ 50   --  $125     $ 8     --    $336    $519   $509
  Average interest rate..  6.5%       5.8%    7.5%           6.4%    6.3%
Variable rate............
  Average interest rate..
Short-term Borrowings.... $ 78   --    --      --     --      --    $ 78$    78
  Average interest rate..  4.9%                                      4.9%
--------------------------------------------------------------------------------
Preferred Stock..........   --   --    --      --     --    $100    $100   $ 90
  Average dividend rate..                                    7.4%    7.4%
--------------------------------------------------------------------------------


Interest Rate Swap Agreements

        We use interest rate swap agreements to manage the risk of increases in variable interest rates. All of the agreements convert variable rate debt to fixed rate debt. As of December 31, 2001, interest rate swaps had a weighted average fixed interest rate of 7.16%. The swap agreements in effect as of December 31, 2001 had a notional amount of $50 million, a maturity date of 2002 and a fair value of ($1.8) million.


Outlook
-------

        Our industry continues to transition to a more competitive environment. As of January 1, 1999, all of our customers could select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. The PPUC authorized our rate restructuring plan, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a competitive transition charge (CTC). Customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier. We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits, which is referred to as our PLR obligation.

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

Supply Plan

        As part of our Restructuring Order, we are obligated to supply electricity to customers who do not choose an alternate supplier. The total forecasted peak of this obligation in 2002 is 2,300 megawatts (MW). Our current supply portfolio contains approximately 400 MW of long-term purchases from NUGs, and our remaining obligation is expected to be met through a mix of multi-year forward purchases, short-term forward (less than one year) purchases and spot market purchases.

Environmental Matters

        Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites, and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have total accrued liabilities aggregating approximately $1 million as of December 31, 2001. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

Legal Matters

        Various lawsuits, claims and proceedings related to our normal business operations are pending against us, the most significant of which is described below.

        We have a 25% ownership interest in Unit 2 of the Three Mile Island Nuclear Plant (TMI-2), which was damaged during a 1979 accident. As a result of the accident, claims for alleged personal injury were filed against us, Jersey Central Power & Light Company, Metropolitan Edison Company and GPU in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten test cases, but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. Following the resolution of judicial proceedings dealing with admissible evidence, we have again requested summary judgment of the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted our motion. On February 14, 2002, the plaintiffs filed a notice of appeal of this decision (see Note 6 - Other Legal Proceedings). Although unable to predict the outcome of this litigation, we believe that any liability to which we might be subject by reason of the TMI-2 accident will not exceed our financial protection under the Price-Anderson Act.


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

Purchase Accounting

        On November 7, 2001, the merger between FirstEnergy and GPU became effective, and we became a wholly owned subsidiary of FirstEnergy. The merger was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The adjustments reflected in our records, which are subject to adjustment in 2002 when finalized, primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will be reviewed for impairment at least annually. As of December 31, 2001, we had recorded goodwill of approximately $797.4 million related to the merger.

Regulatory Accounting

        We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Pennsylvania, a significant amount of regulatory assets have been recorded. As of December 31, 2001, we had regulatory assets of $769.8 million. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislation, judicial or regulatory actions in the future.

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


                                                 PENNSYLVANIA ELECTRIC COMPANY

                                               CONSOLIDATED STATEMENTS OF INCOME


                                                                 Nov 7 -         Jan. 1 -   For the Years Ended Dec.31,
                                                              Dec. 31, 2001   Nov. 6, 2001      2000         1999
----------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)

OPERATING REVENUES........................................       $140,062  |    $834,548        $901,881     $921,965
                                                                 --------  |    --------        --------     --------
                                                                           |
OPERATING EXPENSES AND TAXES:                                              |
   Fuel and purchased power...............................         79,815  |     519,838         545,117      361,901
   Nuclear operating costs................................          --     |       --              --          30,626
   Other operating costs..................................         20,015  |     138,543         148,698      217,408
                                                                 --------  |    --------        --------     --------
     Total operation and maintenance expenses.............         99,830  |     658,381         693,815      609,935
   Provision for depreciation and amortization............          8,613  |      49,191          56,505       78,384
   General taxes..........................................          6,281  |      39,532          45,890       42,046
   Income taxes...........................................         10,997  |      17,395          25,335       50,675
                                                                 --------  |    --------        --------    ---------
     Total operating expenses and taxes...................        125,721  |     764,499         821,545      781,040
                                                                 --------  |    --------        --------     --------
                                                                           |
OPERATING INCOME..........................................         14,341  |      70,049          80,336      140,925
                                                                           |
OTHER INCOME (EXPENSE)....................................          3,049  |      (6,610)          6,716       55,641
                                                                 --------  |    --------        --------     --------
                                                                           |
INCOME BEFORE NET INTEREST CHARGES........................         17,390  |      63,439          87,052      196,566
                                                                 --------  |    --------        --------     --------
                                                                           |
NET INTEREST CHARGES:                                                      |
   Subsidiaries preferred dividends.......................          1,101  |       6,239           7,034        8,953
   Interest on long-term debt.............................          3,972  |      28,751          29,964       31,837
   Allowance for borrowed funds used during                                |
     construction.........................................             47  |        (494)           (742)      (1,074)
   Deferred interest income...............................           (504) |        (783)          --           --
   Other interest expense ................................          1,979  |       6,008          11,546        4,359
                                                                 --------  |    --------        --------     --------
   Net interest charges...................................          6,595  |      39,721          47,802       44,075
                                                                 --------  |    --------        --------     --------
                                                                           |
NET INCOME................................................         10,795  |      23,718          39,250      152,491
                                                                           |
PREFERRED STOCK DIVIDEND                                                   |
   REQUIREMENTS...........................................          --     |       --              --             154
                                                                 --------  |    --------        --------     --------
                                                                           |
LOSS ON PREFERRED STOCK REACQUISITION.....................          --     |       --              --             726
                                                                 --------  |    --------        --------     --------
                                                                           |
EARNINGS ON COMMON STOCK..................................       $ 10,795  |    $ 23,718        $ 39,250     $151,611
                                                                 ========  |    ========        ========     ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                         PENNSYLVANIA ELECTRIC COMPANY

                                         CONSOLIDATED BALANCE SHEETS
As of December 31,                                                                        2001             2000
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $1,845,187   |   $1,794,259
   Less-Accumulated provision for depreciation....................................        630,957   |      588,377
                                                                                       ----------   |   ----------
                                                                                        1,214,230   |    1,205,882
                                                                                       ----------   -   ----------
   Construction work in progress-                                                                   |
     Electric plant...............................................................         12,857   |       25,895
                                                                                       ----------   |   ----------
                                                                                        1,227,087   |    1,231,777
                                                                                       ----------   |   ----------
OTHER PROPERTY AND INVESTMENTS:                                                                     |
   Nonutility generation trusts...................................................        154,067   |      190,710
   Nuclear plant decommissioning trusts...........................................         96,610   |       98,426
   Long-term notes receivable from associated companies...........................         15,515   |       15,515
   Other..........................................................................          2,265   |          833
                                                                                       ----------   |   ----------
                                                                                          268,457   |      305,484
                                                                                       ----------   |   ----------
CURRENT ASSETS:                                                                                     |
   Cash and cash equivalents......................................................         39,033   |          581
   Receivables-                                                                                     |
     Customers (less accumulated provisions of $14,719,000 and $14,851,000                          |
        respectively, for uncollectible accounts).................................        107,170   |      117,515
     Associated companies.........................................................         40,203   |        9,558
     Other........................................................................         14,842   |       21,205
   Prepayments ...................................................................          8,605   |       11,868
                                                                                       ----------   |   ----------
                                                                                          209,853   |      160,727
                                                                                       ----------   |   ----------
DEFERRED CHARGES:                                                                                   |
   Regulatory assets..............................................................        769,807   |      614,182
   Goodwill.......................................................................        797,362   |        --
   Other..........................................................................         27,703   |       19,314
                                                                                       ----------   |   ----------
                                                                                        1,594,872   |      633,496
                                                                                       ----------   |   ----------
                                                                                       $3,300,269   |   $2,331,484
                                                                                       ----------   |   ----------
                           CAPITALIZATION AND LIABILITIES                                           |
                                                                                                    |
CAPITALIZATION (See Consolidated Statements of Capitalization):                                     |
   Common stockholder's equity....................................................     $1,306,576   |   $  469,837
   Company-obligated trust preferred securities...................................         92,000   |      100,000
   Long-term debt.................................................................        472,400   |      519,481
                                                                                       ----------   |   ----------
                                                                                        1,870,976   |    1,089,318
                                                                                       ----------   |   ----------
CURRENT LIABILITIES:                                                                                |
   Currently payable long-term debt and preferred stock...........................         50,756   |          499
   Short-term borrowings (Note 5)-                                                                  |
     Associated companies.........................................................         77,623   |        --
     Other........................................................................          --      |       55,800
   Accounts payable-                                                                                |
     Associated companies.........................................................        126,390   |       29,788
     Other........................................................................         38,720   |       49,452
   Accrued taxes..................................................................         29,255   |       23,895
   Accrued interest...............................................................         12,284   |       11,582
   Other..........................................................................         10,993   |        7,970
                                                                                       ----------   |   ----------
                                                                                          346,021   |      178,986
                                                                                       ----------   |   ----------
DEFERRED CREDITS:                                                                                   |
   Accumulated deferred income taxes..............................................         21,682   |       25,013
   Accumulated deferred investment tax credits....................................         11,956   |       13,098
   Nuclear plant decommissioning costs............................................        135,483   |      132,717
   Nuclear fuel disposal costs....................................................         18,453   |       17,728
   Power purchase contract loss liability.........................................        867,046   |      846,992
   Other..........................................................................         28,652   |       27,632
                                                                                       ----------   |   ----------
                                                                                        1,083,272   |    1,063,180
                                                                                       ----------   |   ----------
COMMITMENTS AND CONTINGENCIES                                                                       |
   (Notes 3 and 6)                                                                     ----------   |   ----------
                                                                                       $3,300,269   |   $2,331,484
                                                                                       ==========   |   ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.



                                      PENNSYLVANIA ELECTRIC COMPANY

                                CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,                                                                            2001        2000
-------------------------------------------------------------------------------------------------------------------
                              (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, par value $20 per share, authorized 5,400,000 shares
     5,290,596 shares outstanding...................................................      $  105,812  |  $  105,812
   Other paid-in capital............................................................       1,188,190  |     320,487
   Accumulated other comprehensive income (Note 4E).................................           1,779  |          23
   Retained earnings (Note 4A)......................................................          10,795  |      43,515
                                                                                          ----------  |  ----------
     Total common stockholder's equity..............................................       1,306,576  |     469,837
                                                                                          ----------  |  ----------
                                                                                                      |
   COMPANY OBLIGATED TRUST                                                                            |
   PREFERRED SECURITIES                                                                               |
   OF SUBSIDIARY TRUST                                                                                |
   (NOTE 4C):                                                                                         |
     7.34% due 2039.................................................................          92,000  |     100,000
                                                                                                      |
LONG-TERM DEBT (Note 4D):                                                                             |
   First mortgage bonds:                                                                              |
     6.125% due 2007................................................................           4,110  |       4,110
     5.35% due 2010.................................................................          12,310  |      12,310
     5.35% due 2010.................................................................          12,000  |      12,000
     5.80% due 2020.................................................................          20,000  |      20,000
     6.05% due 2025.................................................................          25,000  |      25,000
                                                                                          ----------  |  ----------
       Total first mortgage bonds...................................................          73,420  |      73,420
                                                                                          ----------  |  ----------
                                                                                                      |
   Unsecured notes:                                                                                   |
     6.42% due 2002.................................................................          25,000  |      25,000
     6.47% due 2002.................................................................          25,000  |      25,000
     5.75% due 2004.................................................................         125,000  |     125,000
     7.50% due 2005.................................................................           8,000  |       8,000
     6.125% due 2009................................................................         100,000  |     100,000
     7.77% due 2010.................................................................          35,000  |      35,000
     6.625% due 2019................................................................         125,000  |     125,000
     7.69% due 2039.................................................................           2,998  |       3,012
                                                                                          ----------  |  ----------
       Total senior notes...........................................................         445,998  |     446,012
                                                                                          ----------  |  ----------
                                                                                                      |
   Capital lease obligations (Note 3)...............................................           1,670  |       2,153
                                                                                          ----------  |  ----------
   Net unamortized premium (discount) on debt.......................................           2,068  |      (1,605)
                                                                                          ----------  |  ----------
   Long-term debt due within one year...............................................         (50,756) |        (499)
                                                                                          ----------  |  ----------
   Total long-term debt.............................................................         472,400  |     519,481
                                                                                          ----------  |  ----------
TOTAL CAPITALIZATION................................................................      $1,870,976  |  $1,089,318
                                                                                          ==========  |  ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                         PENNSYLVANIA ELECTRIC COMPANY

                                CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                         Common Stock                 Accumulated
                                                                         ------------        Other       Other
                                                        Comprehensive    Number     Par      Paid-In  Comprehensive  Retained
                                                           Income     of Shares   Value     Capital  Income (Loss)  Earnings
                                                       -------------  ---------   -----     -------  -------------  --------
                                                                       (Dollars in thousands)

Balance, January 1, 1999.......................                       5,290,596 $105,812    $  285,487   $8,353    $  367,653
   Net income..................................          $152,491                                                     152,491
   Net unrealized gain (loss) on investments...             2,101                                         2,101
   Minimum pension liability...................               165                                           165
                                                         --------
   Comprehensive income........................           154,757
                                                         --------
   Loss on preferred stock reacquisition.......                                                                          (725)
   Cash dividends on preferred stock...........                                                                          (154)
   Cash dividends on common stock..............                                                                      (460,000)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999.....................                       5,290,596  105,812       285,487   10,619        59,265
   Net income..................................            39,250                                                      39,250
   Net unrealized gain (loss) on investments...           (10,596)                                      (10,596)
                                                         --------
   Comprehensive income........................            28,654
                                                         --------
   Contributions from parent company...........                                                 35,000
   Cash dividends on common stock..............                                                                       (55,000)
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000.....................                       5,290,596  105,812       320,487       23        43,515
   Net income..................................            23,718                                                      23,718
   Net unrealized gain on investments..........                12                                            12
   Net unrealized gain (loss) on derivative
     instruments...............................            (1,064)                                       (1,064)
                                                         --------
   Comprehensive income........................            22,666
                                                         --------
   Contributions from parent company...........                                                 50,000
-----------------------------------------------------------------------------------------------------------------------------
Balance, November 6, 2001......................                       5,290,596  105,812       370,487   (1,029)       67,233
   Purchase accounting fair value adjustment...                                                817,703    1,029       (67,233)
_____________________________________________________________________________________________________________________________
Balance, November 7, 2001......................                       5,290,596  105,812     1,188,190    --            --
   Net income..................................            10,795                                                      10,795
   Net unrealized gain (loss) on investments...                (2)                                           (2)
   Net unrealized gain (loss) on
     derivative instruments....................             1,781                                         1,781
                                                         --------
   Comprehensive Income........................          $ 12,574
                                                         --------
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.....................                       5,290,596 $105,812    $1,188,190   $1,779    $   10,795
=============================================================================================================================



                                 CONSOLIDATED STATEMENTS OF PREFERRED STOCK
                                                          Not Subject to              Subject to
                                                      Mandatory Redemption       Mandatory Redemption
                                                      --------------------       --------------------
                                                       Number     Carrying       Number      Carrying
                                                      of Shares     Value        of Shares      Value
                                                      ---------     -----        ---------      -----
                                                                   (Dollars in thousands)

             Balance, January 1, 1999............      165,485    $16,681       4,200,000    $105,000
               Redemptions-
                   4.40% Series B................      (29,678)    (3,026)
                   3.70% Series C................      (49,568)    (4,983)
                   4.05% Series D................      (28,219)    (2,852)
                   4.70% Series E................      (14,103)    (1,411)
                   4.50% Series F................      (17,081)    (1,714)
                   4.60% Series G................      (26,836)    (2,695)
                   8.75% Series..................                              (4,200,000)   (105,000)
               Issuances-
                 7.34% Series....................                               4,000,000     100,000
             ----------------------------------------------------------------------------------------
             Balance, December 31, 1999..........        --          --         4,000,000     100,000
             ========================================================================================
             Balance, December 31, 2000..........        --          --         4,000,000     100,000
             ========================================================================================
               Purchase accounting fair
                  value adjustment...............                                              (8,000)
             ----------------------------------------------------------------------------------------
             Balance, December 31, 2001..........        --       $  --         4,000,000    $ 92,000
             ========================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                             PENNSYLVANIA ELECTRIC COMPANY

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Nov. 7 -     Jan. 1 -  For the Years  Ended Dec. 31,
                                                                  Dec. 31, 2001  Nov. 6, 2001     2000          1999
-------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...........................................................$ 10,795  |  $   23,718   $  39,250    $  152,491
Adjustments to reconcile net income to net                                     |
   cash from operating activities:                                             |
     Provision for depreciation and amortization.....................   8,613  |      49,191      56,505        78,384
     Nuclear fuel and lease amortization.............................   --     |       --          --            6,036
     Other amortization..............................................     309  |       1,672         347         --
     Impact of PPUC rate order, net..................................   --     |       --        (21,550)        --
     Deferred costs, net.............................................  (7,467) |    (143,462)    (76,957)      (57,474)
     Deferred income taxes, net...................................... (23,127) |      60,170      15,946      (394,872)
     Investment tax credits, net.....................................    (171) |        (970)     (1,142)      (22,687)
     Receivables..................................................... (26,592) |      16,566     (19,089)      (11,216)
     Materials and supplies..........................................   --     |       --          --           56,559
     Accounts payable................................................ (19,382) |      29,462     (20,608)        6,110
     Other...........................................................  41,590  |     (36,884)    (89,125)      (81,187)
                                                                     --------- |  ----------   ---------    ----------
       Net cash used for operating activities........................ (15,432) |        (537)   (116,423)     (267,856)
                                                                     --------- |  ----------   ---------    ----------
                                                                               |
CASH FLOWS FROM FINANCING ACTIVITIES:                                          |
New Financing-                                                                 |
     Long-term debt..................................................   --     |       --        118,000       348,218
     Short-term borrowings, net......................................   2,623  |      19,200       2,200         --
     Company-obligated trust preferred securities....................   --     |       --          --           96,535
     Contributions from parent.......................................   --     |      50,000      35,000         --
Redemptions and Repayments-                                                    |
     Preferred stock.................................................   --     |       --          --           17,406
     Long-term debt..................................................   --     |       --         25,000       600,011
     Short-term borrowings, net......................................   --     |       --          --           32,423
     Company-obligated mandatorily redeemable                                  |
        preferred securities.........................................   --     |       --          --          105,383
     Capital lease principal payments................................   --     |       --          --            7,907
Dividend Payments-                                                             |
     Common stock....................................................   --     |       --         55,000       460,000
     Preferred stock.................................................   --     |       --          --              154
                                                                     --------  |  ----------   ---------    ----------
       Net cash used for (provided from) financing activities........  (2,623) |     (69,200)    (75,200)      778,531
                                                                     --------  |  ----------   ---------    ----------
                                                                               |
CASH FLOWS FROM INVESTING ACTIVITIES:                                          |
Property additions...................................................   9,687  |      50,543      73,247        78,331
Contributions to (proceeds from) nonutility generation trusts........ (29,944) |     (18,339)    (75,991)      266,701
Contributions to decommissioning trusts..............................   --     |          15          40        75,926
Sale of investments..................................................   --     |       --          --       (1,493,444)
Other................................................................     246  |       5,194      (6,617)       (1,002)
                                                                     --------  |  ----------   ---------    ----------
       Net cash used for (provided from) investing activities........ (20,011) |      37,413      (9,321)   (1,073,488)
                                                                     --------  |  ----------   ---------    ----------
Net increase (decrease) in cash and cash equivalents.................   7,202  |      31,250     (31,902)       27,101
Cash and cash equivalents at beginning of period.....................  31,831  |         581      32,483         5,382
                                                                     --------  |  ----------   ---------    ----------
Cash and cash equivalents at end of period...........................$ 39,033  |  $   31,831   $     581    $   32,483
                                                                     ========  |  ==========   =========    ==========
                                                                               |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                           |
Cash Paid During the Year-                                                     |
     Interest (net of amounts capitalized)...........................$  2,018  |  $   35,134   $  33,409    $   46,826
                                                                     ========  |  ==========   =========    ==========
     Income taxes (refund)...........................................$(12,176) |  $  (14,542)  $ 110,395    $  413,810
                                                                     ========  |  ==========   =========    ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                            PENNSYLVANIA ELECTRIC COMPANY

                                          CONSOLIDATED STATEMENTS OF TAXES

                                                                      Nov. 7 -     Jan. 1 -  For the Years  Ended Dec. 31,
                                                                  Dec. 31, 2001  Nov. 6, 2001     2000          1999
--------------------------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)
GENERAL TAXES:
Real and personal property.........................................  $   (146) |  $    1,622   $   1,139    $    5,998
State gross receipts...............................................     5,560  |      30,932      37,222        27,498
Other..............................................................       867  |       6,978       7,529         8,550
                                                                     --------  |  ----------   ---------    ----------
       Total general taxes.........................................  $  6,281  |  $   39,532   $  45,890    $   42,046
                                                                     ========  |  ==========   =========    ==========
                                                                               |
PROVISION FOR INCOME TAXES:                                                    |
Currently payable-                                                             |
   Federal.........................................................  $ 23,861  |  $  (36,615)  $  11,593    $  358,267
   State...........................................................     7,667  |      (3,183)      3,357       113,675
                                                                     --------  |  ----------   ---------    ----------
                                                                       31,528  |     (39,798)     14,950       471,942
                                                                     --------  |  ----------   ---------    ----------
Deferred, net-                                                                 |
   Federal.........................................................   (17,511) |      46,346      11,732      (298,890)
   State...........................................................    (5,616) |      13,824       4,214       (95,982)
                                                                     --------  |  ----------   ---------    ----------
                                                                      (23,127) |      60,170      15,946      (394,872)
                                                                     --------  |  ----------   ---------    ----------
Investment tax credit amortization.................................      (171) |        (970)     (1,142)      (22,687)
                                                                     --------  |  ----------   ---------    ----------
       Total provision for income taxes............................  $  8,230  |  $   19,402   $  29,754    $   54,383
                                                                     ========  |  ==========   =========    ==========
                                                                               |
INCOME STATEMENT CLASSIFICATION                                                |
OF PROVISION FOR INCOME TAXES:                                                 |
Operating income...................................................  $ 10,997  |  $   17,395   $  25,335    $   50,675
Other income.......................................................    (2,767) |       2,007       4,419         3,708
                                                                     --------  |  ----------   ---------    ----------
       Total provision for income taxes............................  $  8,230  |  $   19,402   $  29,754    $   54,383
                                                                     ========  |  ==========   =========    ==========
                                                                               |
RECONCILIATION OF FEDERAL INCOME TAX                                           |
EXPENSE AT STATUTORY RATE TO TOTAL                                             |
PROVISION FOR INCOME TAXES:                                                    |
Book income before provision for income taxes                        $ 19,025  |  $   43,120   $  69,003    $  206,875
                                                                     ========  |  ==========   =========    ==========
Federal income tax expense at statutory rate.......................  $  6,659  |  $   15,092   $  24,151    $   72,406
Increases (reductions) in taxes resulting from-                                |
   Amortization of investment tax credits..........................      (171) |        (969)     (1,140)      (22,686)
   Depreciation....................................................       555  |       1,407       1,183           109
   State income tax, net of federal tax............................     1,404  |       7,156       3,590        14,951
   Allocated share of consolidated tax savings.....................     --     |      (2,912)      --             (880)
   Other, net......................................................      (217) |        (372)      1,970        (9,517)
                                                                     --------  |  ----------   ---------    ----------
       Total provision for income taxes............................  $  8,230  |  $   19,402   $  29,754    $   54,383
                                                                     ========  |  ==========   =========    ==========
                                                                               |
ACCUMULATED DEFERRED INCOME TAXES AT                                           |
DECEMBER 31:                                                                   |
Property basis differences.........................................  $256,951  |               $ 250,410    $  257,820
Nuclear decommissioning............................................   (42,138) |                 (35,495)        2,693
Non-utility generation costs.......................................  (214,492) |                (112,291)     (103,621)
Purchase accounting basis difference...............................   (38,407) |                   --            --
Sale of generation assets..........................................     5,302  |                   5,302      (245,097)
Regulatory transition charge.......................................    (9,329) |                  (9,329)       22,904
Customer receivables for future income taxes.......................    61,493  |                  65,506        68,816
Other..............................................................     2,302  |                (139,090)       14,250
                                                                     --------  |               ---------    ----------
       Net deferred income tax liability...........................  $ 21,682  |               $  25,013    $   17,765
                                                                     ========  |               =========    ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The consolidated financial statements include Pennsylvania Electric Company (Company) and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy also holds directly all of the issued and outstanding common shares of Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L) and Metropolitan Edison Company (Met-Ed). The Company, JCP&L and Met-Ed were formerly wholly owned subsidiaries of GPU, Inc., which merged with FirstEnergy on November 7, 2001. Pre-merger period and post-merger period financial results are separated by a heavy black line.

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

        In 2000,  the PPUC  disallowed  a portion  of the  requested  additional stranded costs above those amounts granted in the Company's 1998 rate restructuring plan order. The PPUC required the Company to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to ratepayers. If the IRS ruling ultimately supports returning these tax benefits to ratepayers, the Company would then reduce stranded costs by $25 million plus interest and record a corresponding charge to income.

        As a result of its generating asset divestitures, the Company obtains its supply of electricity to meet its PLR obligation almost entirely from contracted and open market purchases. During 2000, the Company's purchased power costs substantially exceeded the amounts it could recover under its capped generation rates, which are in effect for varying periods, pursuant to its 1998 rate restructuring plan. In November 2000, the Company filed a petition with the PPUC seeking permission to defer for future recovery its energy costs in excess of amounts reflected in its capped generation rates. In January 2001, the PPUC consolidated this petition with the merger proceeding (see Note 2 - Merger) for consideration and resolution in accordance with the FirstEnergy and GPU merger procedural schedule.

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

        The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.9% in 2001, 2.7% in 2000 and 2.8% in 1999.

        Annual depreciation expense in 2001 included approximately $1.5 million for future decommissioning costs applicable to the Company's ownership in Unit 2 of the Three Mile Island Nuclear Plant (TMI-2), a demonstration nuclear reactor owned by a wholly owned subsidiary of the Company (in conjunction with JCP&L and Met-Ed) and decommissioning liabilities for its previously divested nuclear generating units. The Company's share of the future obligation to decommission these units is approximately $128.1 million in current dollars and (using a 4.0% escalation rate) approximately $211.8 million in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Decommissioning of the demonstration nuclear reactor is expected to be completed in 2003; payments for decommissioning of TMI-2 are expected to begin in 2014, when actual decommissioning work is expected to begin. The Company has recovered approximately $50 million for decommissioning through its electric rates from customers through December 31, 2001. The Company has also recognized an estimated liability of approximately $2.3 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

        The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheet as of December 31, 2001:

                                                                  Other
                                       Pension Benefits  Postretirement Benefits
                                       ----------------  -----------------------
                                                     (In millions)
     Change in benefit obligation:
     Benefit obligation as of January 1..   $1,506.1         $  752.0
     Service cost........................       34.9             18.3
     Interest cost.......................      133.3             64.4
     Plan amendments.....................        3.6              --
     Actuarial loss......................      123.1             73.3
     Voluntary early retirement program..        --               2.3
     GPU acquisition.....................    1,878.3            716.9
     Benefits paid.......................     (131.4)           (45.6)
     ---------------------------------------------------------------------------
     Benefit obligation as of December 31    3,547.9          1,581.6
     ---------------------------------------------------------------------------

     Change in plan assets:
     Fair value of plan assets
       as of January 1...................    1,706.0             23.0
     Actual return on plan assets........        8.1             12.7
     Company contribution................       --               43.3
     GPU acquisition.....................    1,901.0            462.0
     Benefits paid.......................     (131.4)            (6.0)
     ---------------------------------------------------------------------------
     Fair value of plan assets as
        of December 31...................    3,483.7            535.0
     ---------------------------------------------------------------------------

     Funded status of plan...............      (64.2)        (1,046.6)
     Unrecognized actuarial loss (gain)..      222.8            212.8
     Unrecognized prior service cost.....       87.9             17.7
     Unrecognized net transition
       obligation (asset)................        --             101.6
     ---------------------------------------------------------------------------
     Prepaid (accrued) benefit cost         $  246.5         $ (714.5)
     ===========================================================================

     Assumptions used as of
       December 31, 2001:
     Discount rate.......................       7.25%            7.25%
     Expected long-term return
       on plan assets....................      10.25%           10.25%
     Rate of compensation increase.......       4.00%            4.00%


        FirstEnergy's net pension and other postretirement benefit costs for the year ended December 31, 2001 were computed as follows:

                                                                Other
                                       Pension Benefits Postretirement Benefits
                                       ---------------- -----------------------
                                                    (In millions)
     Service cost.........................  $   34.9            $18.3
     Interest cost........................     133.3             64.4
     Expected return on plan assets           (204.8)            (9.9)
     Amortization of transition
       obligation (asset).................      (2.1)             9.2
     Amortization of prior service cost...       8.8              3.2
     Recognized net actuarial loss (gain).      --                4.9
     Voluntary early retirement program...       6.1              2.3
     --------------------------------------------------------------------------
     Net benefit cost.....................  $  (23.8)           $92.4
     ==========================================================================

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

Pre-Merger

        As of December 31, 2000, the Company had on its balance sheet accrued benefit costs of $1.0 million related to pension obligations. In addition, in each of the years ended December 31, 2000 and 1999, the Company recognized in income net benefit costs/(credits) of $0.1 million for pension benefits.


     TRANSACTIONS WITH AFFILIATED COMPANIES-

        During the three years ended December 31, 2001, GPU Service, Inc., an affiliated company, provided legal, accounting, financial and other services to the Company. In addition, prior to the sales of the Company's generating assets in 1999, affiliated companies GPU Nuclear, Inc. and GPU Generation, Inc. conducted generation operations for the company. The total cost of services rendered by affiliates was $156 million, $139 million and $337 million for the years 2001, 2000 and 1999, respectively. Of these amounts, $110 million, $109 million and $259 million were charged to income for the years 2001, 2000 and 1999, respectively.


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

                                            2001                  2000
        ----------------------------------------------------------------------
                                      Carrying  Fair        Carrying  Fair
                                       Value   Value         Value    Value
         ---------------------------------------------------------------------
                                                   (In millions)
         Long-term debt............... $519    $509            $518   $497
         Preferred stock.............. $ 92    $ 90            $100   $ 97
         Investments other than cash
           and cash equivalents....... $251    $251            $289   $289
         ---------------------------------------------------------------------
                                       $862    $850            $907   $883
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

        On  January 1, 2001,  the  Company  adopted  SFAS 133,  "Accounting  for
Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." The adoption resulted in the recognition of derivative assets on the Consolidated Balance Sheet as of January 1, 2001 in the amount of $26.0 million, with an offsetting amount, net of tax, recorded in Regulatory Assets of $25.9 million. As of January 1, 2001, the Company also recorded derivative liabilities in the amount of $1.0 million as a result of adopting SFAS 133, with a substantially offsetting amount recorded in Accumulated Other Comprehensive Income, of $0.5 million. As of January 1, 2001, a cumulative effect of accounting change was recognized as an expense in Other Income (Deductions), Net on the Consolidated Statement of Income in the amount of $0.8 million.

        The Company is exposed to financial risks resulting from the fluctuation of interest rates and commodity prices, including electricity and natural gas. To manage the volatility relating to these exposures, the Company uses a variety Of derivative instruments, including options, futures contracts and swaps. These derivatives are used principally for hedging purposes. FirstEnergy has a Risk Policy Committee comprised of executive officers, which exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

          The Company uses derivatives to hedge the risk of price and interest rate fluctuations. The Company's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The majority of the Company's forward commodity contracts are considered "normal purchases and sales," as defined by SFAS 133, and are therefore excluded from the scope of SFAS 138. The options and futures contracts determined to be within the scope of SFAS 133 are accounted for as cash flow hedges and expire on various dates through 2002. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. The Company also uses interest rate swap agreements to manage the risk of increases in variable interest rates. The interest rate swap agreements, which were entered into to convert variable rate debt to fixed rate debt, are accounted for as cash flow hedges under SFAS 133, and expire on various dates through 2002. There is currently a net deferred gain of $1.8 million included in Accumulated Other Comprehensive Income as of December 31, 2001 related to derivative hedging activity, which will be reclassified to earnings during the next twelve months as hedged transactions occur.

     REGULATORY ASSETS-

        The Companies recognize, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations.

        Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                2001         2000
        ------------------------------------------------------------
                                                  (In millions)

        Regulatory transition charge......      $515.9       $439.4
        Customer receivables for
          future income taxes.............       140.2        149.4
        Provider of last resort deferrals.        83.5          --
        Nuclear decommissioning costs.....        24.0         18.5
        Loss on reacquired debt...........         5.8          6.6
        Other.............................         0.4          0.3
        ------------------------------------------------------------
            Total.........................      $769.8       $614.2
        ============================================================


2.   MERGER:

        On November 7, 2001, the merger of FirstEnergy and GPU became effective pursuant to the Agreement and Plan of Merger, dated August 8, 2000. As a result of the merger, GPU's former wholly owned subsidiaries, including the Company, became wholly owned subsidiaries of FirstEnergy.

          The merger was accounted for by the purchase method of accounting. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by FirstEnergy's management based on information currently available and on current assumptions as to future operations. Merger purchase accounting adjustments recorded in the records of the Company primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill, which will not be amortized but will be reviewed for impairment at least annually. As of December 31, 2001, we had recorded goodwill of approximately $797.4 million related to the merger.

3.   LEASES:

        Consistent with regulatory treatment, the rentals for capital leases are charged to operating expenses on the Consolidated Statements of Income. The Company has a capital lease for an operations building, which expires in 2004. In both 2001 and 2000, total rentals related to this capital lease were $0.7 million, comprised of an interest element of $0.2 million and other costs of $0.5 million.

         As of December 31, 2001, the future minimum lease payments on the Company's capital lease discussed above are: $0.7 million, $0.7 million and $0.6 million for the years 2002 through 2004. The present value of the net minimum lease payments is $1.7 million and the total interest portion is $0.3 million.


4.   CAPITALIZATION:

     (A)  RETAINED EARNINGS-

        The merger purchase accounting adjustments included resetting the retained earnings balance to zero at the November 7, 2001 merger date.

        In general, the Company's first mortgage bond (FMB) indentures restrict the payment of dividends or distributions on or with respect to the Company's common stock to amounts credited to earned surplus since approximately the date of its indenture. At such date, the Company had a balance of $10.1 million in its earned surplus account, which would not be available for dividends or other distributions. As of December 31, 2001, the Company had retained earnings available to pay common stock dividends of $0.7 million, net of amounts restricted under the Company's FMB indentures.


     (B)  PREFERRED AND PREFERENCE STOCK-

        The Company's preferred stock authorization consists of 11.435 million shares without par value. No preferred shares are currently outstanding.


     (C) COMPANY-OBLIGATED MANDATORILY REDEEMABLE TRUST PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY PARTNERSHIP PREFERRED SECURITIES-

        The Company has formed a statutory business trust, Penelec Capital Trust, which is owned through a wholly-owned limited partnership of the Company, Penelec Capital II, L.P., of which a wholly-owned subsidiary of the Company is the sole general partner. In this transaction, Penelec Capital Trust invested the gross proceeds from the sale of $100.0 million of its 7.34% trust preferred securities in the preferred securities of Penelec Capital II, L.P., which in turn invested those proceeds in $103.1 million of 7.34% subordinated debentures of the Company. The sole assets of Penelec Capital Trust are the preferred securities of Penelec Capital II, L.P., whose sole assets are the Company's subordinated debentures with the same rate and maturity date as the preferred securities. The Company has effectively provided a full and unconditional guarantee of its obligations under its trust's preferred securities. The trust preferred securities, which mature in 2039 and have a liquidation value of $25.00 per security, are redeemable at the option of the Company beginning in September 2004 at 100% of their principal amount. The interest on the subordinated debentures (and therefore the distributions on the preferred securities) may be deferred for up to 60 months, but the Company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.


     (D)  LONG-TERM DEBT-

        The first mortgage indentures and their supplements, which secure all of the Company's FMBs, serve as direct first mortgage liens on substantially all property and franchises, other than specifically excepted property, owned by the Company.

        Based  on the  amount  of bonds  authenticated  by the  Trustee  through
December 31, 2001, the Company's annual sinking and improvement fund requirements for all bonds issued under the mortgage amount to $12.7 million. The Company expects to fulfill its sinking and improvement fund obligation by providing bondable property additions to the Trustee.

        Sinking  fund   requirements  for  FMBs  and  maturing   long-term  debt
(excluding capital leases) for the next five years are:

                               (In millions)
                      ---------------------
                      2002........  $ 50.2
                      2003........     0.2
                      2004........   125.2
                      2005........     8.2
                      2006........     0.2
                     ----------------------

        The Company's obligations to repay certain pollution control revenue bonds are secured by several series of FMBs. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $69.3 million to pay principal of, or interest on, the pollution control revenue bonds.


   (E)      COMPREHENSIVE INCOME-

        Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the Company's parent. As of December 31, 2001, accumulated other comprehensive income consisted primarily of unrealized gains on derivative instrument hedges of $1.8 million.


5.   SHORT-TERM BORROWINGS:

        The Company may borrow from its affiliates on a short-term basis. As of December 31, 2001, the Company had total short-term borrowings of $77.6 million from its affiliates with a weighted average interest rate of approximately 4.9%.


6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     CAPITAL EXPENDITURES-

        The Company's current forecast reflects expenditures of approximately $375 million for property additions and improvements from 2002-2006, of which approximately $72 million is applicable to 2002.


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


     ENVIRONMENTAL MATTERS-

        Various environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2001, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites, and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. The Company has total accrued liabilities aggregating approximately $1 million as of December 31, 2001. The Company does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.


     OTHER LEGAL PROCEEDINGS-

        Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against the Company, the most significant of which is described below.

        TMI-2, which was damaged during a 1979 accident, is jointly owned by the Company, JCP&L and Met-Ed, with the Company having a 25% ownership percentage. Claims for alleged personal injury against the Company, JCP&L, Met-Ed and GPU (the defendants) were filed in the U.S. District Court for the Middle District of Pennsylvania. In 1996, the District Court granted a motion for summary judgment filed by the defendants and dismissed the ten initial "test cases" which had been selected for a test case trial, as well as all of the remaining 2,100 pending claims. In November 1999, the U.S. Court of Appeals for the Third Circuit affirmed the District Court's dismissal of the ten "test cases," but set aside the dismissal of the additional pending claims, remanding them to the District Court for further proceedings. In September 2000, the defendants filed for a summary judgment in the District Court. Meanwhile, the plaintiffs appealed to the Third Circuit for a review of the District Court's decision placing limitations on the remaining plaintiffs' suit. In April 2001, the Third Circuit affirmed the District Court's decision. In July 2001, the defendants renewed their motion for a summary judgment on the remaining 2,100 claims in the District Court. On January 15, 2002, the District Court granted the defendants' amended motion for summary judgment. On February 14, 2002, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. In addition to the approximately 2,100 claims for which summary judgment has been granted, there is other pending litigation arising out of the TMI-2 accident. This litigation consists of the following: eight personal injury cases that were not consolidated with the above-referenced approximately 2,100 claims; two class actions brought on behalf of plaintiffs alleging additional injuries diagnosed after the filing of the complaints in the above-referenced case; a case alleging exposure during the post-accident cleanup of the TMI-2 plant; and claims by individual businesses for economic loss resulting from the TMI-2 accident. Although unable to predict the outcome of this litigation, the Company believes that any liability to which it might be subject by reason of the TMI-2 accident will not exceed its financial protection under the Price-Anderson Act.


7.   SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

        The following summarizes certain consolidated operating results by quarter for 2001 and 2000.

                                    Three Months Ended
                               -------------------------------
                               March 31, June 30, September 30, Oct. 1-Nov. 6, Nov. 7-Dec. 31,
                                 2001      2001       2001          2001           2001
----------------------------------------------------------------------------------------------
                                                    (In millions)

Operating Revenues............  $243.8    $230.6     $265.6        $94.5    |    $140.1
Operating Expenses and Taxes..   235.0     212.2      238.8         78.5    |     125.7
----------------------------------------------------------------------------|-----------------
Operating Income..............     8.8      18.4       26.8         16.0    |      14.4
Other Income (Expense)........     0.6       1.4       (1.2)        (7.4)   |       3.0
Net Interest Charges..........    11.5      12.6       11.2          4.4    |       6.6
----------------------------------------------------------------------------|-----------------
Net Income (Loss).............  $ (2.1)   $  7.2     $ 14.4        $ 4.2    |    $ 10.8
============================================================================|=================


                                               Three Months Ended
                                 ---------------------------------------------
                                 March 31,  June 30, September 30,December 31,
                                   2000      2000       2000        2000
------------------------------------------------------------------------------
                                                (In millions)

Operating Revenues............   $220.1     $206.8    $236.7      $238.3
Operating Expenses and Taxes..    184.4      193.2     237.8       206.2
------------------------------------------------------------------------------
Operating Income (Loss).......     35.7       13.6      (1.1)       32.1
Other Income (Expense)........      0.3        2.0      (0.8)        5.2
Net Interest Charges..........      9.1       11.1      12.1        15.5
------------------------------------------------------------------------------
Net Income (Loss).............   $ 26.9     $  4.5    $(14.0)     $ 21.8
==============================================================================

Report of Independent Public Accountants


To the Stockholders and Board of Directors of Pennsylvania Electric Company:

We have audited the accompanying consolidated balance sheet and consolidated statement of capitalization of Pennsylvania Electric Company (a Pennsylvania
corporation and wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2001 (post-merger), and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Pennsylvania Electric Company and subsidiaries as of December 31, 2000 and for each of the two years in the period ended December 31, 2000 (pre-merger), were audited by other auditors whose report dated January 31, 2001, expressed an unqualified opinion on those statements.

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

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Electric Company and subsidiaries as of December 31, 2001 (post-merger), and the results of their operations and their cash flows for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger), in conformity with accounting principles generally accepted in the United States.


Arthur Andersen LLP

Cleveland, Ohio,
  March 18, 2002.

                      Report of Independent Accountants


To the Board of Directors and Stockholder of Pennsylvania Electric Company:

In our opinion, the consolidated balance sheet as of December 31, 2000 and the related consolidated statements of income, and cash flows for each of the two years in the period ended December 31, 2000 (appearing on the accompanying index of the Pennsylvania Electric Company 2001 Annual Report to Stockholders incorporated by reference in this Form 10-K) present fairly, in all material respects, the financial position, results of operations and cash flows of Pennsylvania Electric Company and Subsidiary Companies at December 31, 2000 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 31, 2001