Form 10-K/A, Exhibit 13
period 2002-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; TOLEDO EDISON CO; FIRSTENERGY CORP
filed 2003-08-19
CIK 20947, 73960, 352049, 1031296

                                                                    EXHIBIT 13.3


                            THE TOLEDO EDISON COMPANY
                       2002 ANNUAL REPORT TO STOCKHOLDERS

        The Toledo Edison Company (TE) is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 0.8 million.

CONTENTS                                                                PAGE

Selected Financial Data...........................................       1
Management's Discussion and Analysis..............................      2-15
Consolidated Statements of Income.................................      16
Consolidated Balance Sheets.......................................      17
Consolidated Statements of Capitalization.........................     18-19
Consolidated Statements of Common Stockholder's Equity............      20
Consolidated Statements of Preferred Stock........................      20
Consolidated Statements of Cash Flows.............................      21
Consolidated Statements of Taxes..................................      22
Notes to Consolidated Financial Statements........................     23-40
Report of Independent Auditors....................................      41

                            THE TOLEDO EDISON COMPANY
                       SELECTED FINANCIAL DATA (RESTATED*)

                                                     2002            2001           2000             1999            1998
                                                ---------------------------------------------------------------------------
                                                                            (DOLLARS IN THOUSANDS)
GENERAL FINANCIAL INFORMATION:

Operating Revenues                              $   996,045     $ 1,086,503     $   954,947     $   921,159     $   957,037
                                                ===========     ===========     ===========     ===========     ===========
Operating Income                                $    36,699     $    85,964     $   194,325     $   165,809     $   182,298
                                                ===========     ===========     ===========     ===========     ===========
Net Income (Loss)                               $    (5,142)    $    42,691     $   138,144     $   101,982     $   108,619
                                                ===========     ===========     ===========     ===========     ===========
Earnings (Loss) on Common Stock                 $   (15,898)    $    26,556     $   121,897     $    85,744     $    95,009
                                                ===========     ===========     ===========     ===========     ===========
Total Assets                                    $ 2,861,614     $ 2,875,908     $ 3,010,657     $ 2,663,428     $ 3,130,355
                                                ===========     ===========     ===========     ===========     ===========

CAPITALIZATION:
Common Stockholder's Equity                     $   681,195     $   629,805     $   610,847     $   557,853     $   579,804
Preferred Stock Not Subject to Mandatory
   Redemption                                       126,000         126,000         210,000         210,000         210,000
Long-Term Debt                                      557,265         646,174         944,193         981,029       1,083,666
                                                -----------     -----------     -----------     -----------     -----------
Total Capitalization                            $ 1,364,460     $ 1,401,979     $ 1,765,040     $ 1,748,882     $ 1,873,470
                                                ===========     ===========     ===========     ===========     ===========

CAPITALIZATION RATIOS:

Common Stockholder's Equity                            49.9%           44.6%           34.6%           31.8%           30.9%
Preferred Stock Not Subject to Mandatory
  Redemption                                            9.2             9.0            11.9            12.0            11.2
Long-Term Debt                                         40.9            46.4            53.5            56.2            57.9
                                                      -----           -----           -----           -----           -----
Total Capitalization                                  100.0%          100.0%          100.0%          100.0%          100.0%
                                                      =====           =====           =====           =====           =====

DISTRIBUTION KILOWATT-HOUR
DELIVERIES (MILLIONS):

Residential                                           2,427           2,258           2,183           2,127           2,252
Commercial                                            2,702           2,667           2,380           2,236           2,425
Industrial                                            5,280           5,397           5,595           5,449           5,317
Other                                                    57              61              49              54              63
                                                      -----           -----           -----           -----           -----
Total                                                10,466          10,383          10,207           9,866          10,057
                                                     ======          ======          ======           =====          ======

CUSTOMERS SERVED:
Residential                                         272,474         270,589         269,071         266,900         265,237
Commercial                                           32,037          31,680          31,413          32,481          31,982
Industrial                                            1,883           1,898           1,917           1,937           1,954
Other                                                   468             443             598             398             359
                                                    -------         -------         -------         -------         -------
Total                                               306,862         304,610         302,999         301,716         299,532
                                                    =======         =======         =======         =======         =======

NUMBER OF EMPLOYEES                                     508             507             539             977             997


* See Note 1(M) to the Consolidated Financial Statements.

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

CORPORATE SEPARATION

        Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers as a result of legislation which restructured the electric utility industry. That legislation required unbundling the price for electricity into its component elements - including generation, transmission, distribution and transition charges. Toledo Edison Company (TE) continues to deliver power to homes and businesses through our existing distribution system and maintain the "provider of last resort" (PLR) obligation under our rate plan. As a result of the transition plan, FirstEnergy's electric utility operating companies (EUOC) entered into power supply agreements whereby FirstEnergy Solutions Corp. (FES) purchases all of the EUOC nuclear generation, and leases EUOC fossil generating facilities. We are a "full requirements" customer of FES to enable us to meet our PLR responsibilities in our service area.

        The effect on TE's reported results of operations during 2001 from FirstEnergy's corporate separation plan and our sale of transmission assets to American Transmission Systems, Inc. (ATSI) in September 2000, are summarized in the following tables:

      CORPORATE RESTRUCTURING - 2001 INCOME STATEMENT EFFECTS
      INCREASE (DECREASE)

                                                   CORPORATE
                                                   SEPARATION           ATSI               TOTAL
                                                   ----------           ----               -----
                                                                   (IN MILLIONS)
Operating Revenues:
  Power supply agreement with FES                    $180.9            $ --               $180.9
  Generating units rent                                14.0              --                 14.0
  Ground lease with ATSI                               --                (0.2)              (0.2)
                                                     ------            ------             ------
  TOTAL OPERATING REVENUES EFFECT                    $194.9            $ (0.2)            $194.7
                                                     ======            ======             ======

Operating Expenses and Taxes:
  Fossil fuel costs                                  $(39.8)(a)        $ --               $(39.8)
  Purchased power costs                               388.0 (b)          --                388.0
  Other operating costs                               (21.6)(a)           7.6 (d)          (14.0)
  Provision for depreciation and amortization          --                (2.7)(e)           (2.7)
  General taxes                                        (2.0)(c)          (3.3)(e)           (5.3)
  Income taxes                                        (50.4)              0.1              (50.3)
                                                     ------            ------             ------
  TOTAL OPERATING EXPENSES EFFECT                    $274.2            $  1.7             $275.9
                                                     ======            ======             ======
OTHER INCOME                                         $ --              $  2.0 (f)         $  2.0
                                                     ======            ======             ======

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

     Transition Cost Amortization

        As discussed under Regulatory Plan in Note 1(C) to the Consolidated Financial Statements, TE recovers transition costs, including regulatory assets, through an approved transition plan filed under Ohio's electric utility restructuring legislation. The plan, which was approved in July 2000, provides for the recovery of costs from January 1, 2001 through a fixed number of kilowatt-hour sales to all customers that continue to receive regulated transmission and distribution service, which is expected to end in 2007.

        The Company amortizes transition costs using the effective interest method. The amortization schedules originally developed at the beginning of the transition plan in 2001 in applying this method were based on total transition revenues, including revenues designed to recover costs which have not yet been incurred or that were recognized on the regulatory financial statements, but not in the financial statements prepared under generally accepted accounting principles (GAAP). The Company has revised the amortization schedules under the effective interest method to consider only revenues relating to transition regulatory assets recognized on the GAAP balance sheet. The impact of this change will result in higher amortization of these regulatory assets the first several years of the transition cost recovery period, compared with the method previously applied. The change in method results in no change in total amortization of the previously recorded regulatory assets recovered under the transition period through the end of 2007.

     Above-Market Lease Costs

        In 1997, FirstEnergy Corp. was formed through a merger between Ohio Edison Company (OE) and Centerior Energy Corporation (Centerior). The merger was accounted for as an acquisition of Centerior, the parent company of TE, under the purchase accounting rules of Accounting Principles Board (APB) Opinion No.
16. In connection with the reassessment of the accounting for the transition plan, the Company reassessed its accounting for the Centerior purchase and determined that above-market lease liabilities should have been recorded at the time of the merger. Accordingly, the Company has restated its financial statements to record additional adjustments associated with the 1997 merger between OE and Centerior to reflect certain above-market lease liability for Beaver Valley Unit 2 and the Bruce Mansfield Plant, for which TE had previously entered into sale-leaseback arrangements. The Company recorded an increase in goodwill related to the above-market lease costs for Beaver Valley Unit 2 since regulatory accounting for nuclear generating assets had been discontinued prior to the merger date and it was determined that this additional consideration would have increased goodwill at the date of the merger. The corresponding impact of the above-market lease liability for the Bruce Mansfield Plant was recorded as a regulatory asset because regulatory accounting had not been discontinued at that time for the fossil generating assets and recovery of these liabilities was provided under the transition plan.

        The total above-market lease obligation of $111 million associated with Beaver Valley Unit 2 will be amortized through the end of the lease term in 2017 (approximately $5.7 million annually). The additional goodwill has been recorded effective as of the merger date, and amortization has been recorded through 2001, when goodwill amortization ceased with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." The total above-market lease obligation of $298 million associated with the Bruce Mansfield Plant is being reversed through the end of 2016 (approximately $18.9 million annually). Before the start of the transition plan in fiscal 2001, the regulatory asset would have been amortized at the same rate as the lease obligation resulting in no impact to net income. Beginning in 2001, the unamortized regulatory asset will be included in the Company's revised amortization schedule for regulatory assets and amortized through the end of the recovery period in 2007.

        The Company has reflected the impact of the accounting for the period from the merger in 1997 through 1999 as a cumulative effect adjustment of $4.3 million to retained earnings as of January 1, 2000. The after-tax effect of these items for the three years ended December 31, 2002 was as follows:

INCOME STATEMENT EFFECTS
  INCREASE (DECREASE)

                                                    TRANSITION       ABOVE MARKET
                                                       COST             LEASES
                                                   AMORTIZATION     OBLIGATIONS(1)       TOTAL
                                                   ------------     --------------       -----
                                                                    (IN THOUSANDS)
Year ended December 31, 2002
  Nuclear operating expenses$                            --           $ (5,700)        $ (5,700)
  Other operating expenses                               --            (18,900)         (18,900)
  Provision for depreciation and amortization          28,400           40,200           68,600
  Income taxes                                        (12,559)          (6,372)         (18,931)
                                                     --------         --------         --------
  Total expense                                      $ 15,841         $  9,228         $ 25,069
                                                     ========         ========         ========
  Net income effect                                  $(15,841)        $ (9,228)        $(25,069)
                                                     ========         ========         ========

Year ended December 31, 2001
  Nuclear operating expenses $                           --           $ (5,700)        $ (5,700)
  Other operating expenses                               --            (18,900)         (18,900)
  Provision for depreciation and amortization          13,600           33,000           46,600
  Income taxes                                         (5,619)          (3,177)          (8,796)
                                                     --------         --------         --------
  Total expense                                      $  7,981         $  5,223         $ 13,204
                                                     ========         ========         ========
  Net income effect                                  $ (7,981)        $ (5,223)        $(13,204)
                                                     ========         ========         ========

Year ended December 31, 2000
  Nuclear operating expenses $                           --           $ (5,700)        $ (5,700)
  Other operating expenses                               --               --               --
  Provision for depreciation and amortization            --              1,600            1,600
  Income taxes                                           --              2,371            2,371
                                                     --------         --------         --------
  Total expense                                      $   --           $ (1,729)        $ (1,729)
                                                     ========         ========         ========
  Net income effect                                  $   --           $  1,729         $  1,729
                                                     ========         ========         ========

(1) The provision for depreciation and amortization in each of 2001 and 2000 includes goodwill amortization of $1.6 million.

         In addition, the impact increased the following balances in the consolidated balance sheet as of January 1, 2000:

                               (IN THOUSANDS)
Goodwill                         $  61,990
Regulatory assets                  298,000
                                 ---------
Total assets                     $ 359,990
                                 =========
Other current liabilities        $  24,600
Deferred income taxes              (41,059)
Other deferred credits             372,100
                                 ---------
Total liabilities                $ 355,641
                                 ---------
Retained earnings                $   4,349
                                 =========

        The impact of the adjustments described above for the next five years is expected to reduce net income in 2003 through 2005 and increase net income in 2006 through 2007 as shown below.

           CHANGE IN         REGULATORY             LEASE      EFFECT ON        EFFECT
         TRANSITION COST        ASSET            LIABILITY      PRE-TAX         ON NET
YEAR      AMORTIZATION     AMORTIZATION (A)       REVERSAL       INCOME         INCOME
----      ------------     ----------------       --------       ------         ------
                                     (in millions)
2003        $(15.5)            $(45.3)             $24.6         $(36.2)       $(21.4)
2004         (7.1)              (52.9)              24.6          (35.4)        (20.9)
2005          9.6               (61.9)              24.6          (27.7)        (16.3)
2006         20.2               (39.3)              24.6            5.5           3.2
2007         33.6               (27.0)              24.6           31.2          18.4

(a) This represents the additional amortization related to the regulatory assets recognized in connection with the above-market lease for the Bruce Mansfield Plant discussed above.

         After giving effect to the restatement, total transition cost amortization (including above market leases) is expected to approximate the following for the years from 2003 through 2007 (in millions).

                              2003........  $53
                              2004........   71
                              2005........   99
                              2006........   76
                              2007........   75

     Other Unrecorded Adjustments

        This restatement for the years ended December 31, 2002, 2001 and 2000 also includes adjustments that were not previously recognized that principally related to an adjustment to unbilled revenues in 2001 with the corresponding impact in 2002. The net income impact by year was $7.2 million in 2002, $(7.0) million in 2001 and $(0.8) million in 2000.

        The effects of all the changes on the Consolidated Statements of Income previously reported for the three years ended December 31, 2002 are as follows:

                                                 2002                             2001                            2000
                                    AS PREVIOUSLY      RESTATED      AS PREVIOUSLY     RESTATED      AS PREVIOUSLY     RESTATED
                                       PRESENTED    PRESENTATION       PRESENTED     PRESENTATION      PRESENTED     PRESENTATION
                                       ---------    ------------       ---------     ------------      ---------     ------------
                                                               (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues                              $  987,645     $  996,045       $1,094,903      $1,086,503      $  954,947      $  954,947
Expenses                                 932,467        959,346          989,419       1,000,539         761,533         760,622
Other income                              13,329         13,329           15,652          15,652           8,669           8,669
                                      ----------     ----------       ----------      ----------      ----------      ----------
Income before net interest charges        68,507         50,028          121,136         101,616         202,083         202,994

Net interest charges                      55,170         55,170           58,225          58,925          64,850          64,850
                                      ----------     ----------       ----------      ----------      ----------      ----------
Net income                                13,337         (5,142)          62,911          42,691         137,233         138,144
Preferred stock dividend
requirements                              11,356         10,756           16,135          16,135          16,247          16,247
                                      ----------     ----------       ----------      ----------      ----------      ----------
Earnings on common stock              $    1,981     $  (15,898)      $   46,776      $   26,556      $  120,986      $  121,897
                                      ==========     ==========       ==========      ==========      ==========      ==========

RESULTS OF OPERATIONS

        Earnings on common stock decreased to a loss of $15.9 million in 2002 from $26.6 million in 2001 and $121.9 million in 2000. Excluding the effects of the corporate restructuring shown in the table above, earnings on common stock decreased by 13.2% in 2001 from 2000.

        Operating revenues decreased by $90.5 million or 8.3% in 2002, compared with 2001. The lower revenues reflect the effects of a sluggish national economy on our service area, shopping by Ohio customers for alternative energy providers and decreases in wholesale revenues. Retail kilowatt-hour sales declined by 11.4% in 2002 from the prior year, with declines in all customer sectors (residential, commercial and industrial), resulting in a $34.4 million reduction in generation sales revenue. Our lower generation kilowatt-hour sales resulted primarily from customer choice in Ohio. Sales of electric generation by alternative suppliers as a percent of total sales delivered in our franchise area increased to 17.0% in 2002 from 5.6% in 2001. Distribution deliveries increased 0.8% in 2002, compared with 2001, but revenues from electricity throughput decreased by $11.1 million in 2002 from the prior year due to lower unit prices. The higher distribution deliveries resulted from additional residential and commercial demand due to warmer summer weather that was more than offset by the effect that continued sluggishness in the economy had on demand by the industrial customers. Transition plan incentives, provided to customers to encourage switching to alternative energy providers, further reduced operating revenues by $15.0 million in 2002 from the prior year. These revenue reductions are deferred for future recovery under our transition plan and do not materially affect current period earnings. Sales revenues from wholesale customers decreased by $45.1 million in 2002 compared to 2001, due to lower kilowatt-hour sales and a decline in market prices. Reduced wholesale kilowatt-hour sales resulted principally from lower sales to FES reflecting the extended outage at Davis-Besse (see Davis-Besse Restoration).

        Excluding the effects shown in the Corporate Restructuring table above, operating revenues decreased by $63.1 million or 6.6% in 2001 from 2000 following a $33.8 million increase in 2000 from the prior year. Customer choice in Ohio and the influence of a declining national economy on our regional business activity combined to lower operating revenues. Sales of electric generation provided by other suppliers in our service area represented 5.6% of total energy delivered in 2001. Retail generation sales declined in all customer categories resulting in an overall 4.0% reduction in kilowatt-hour sales from the prior year. Distribution deliveries increased 1.7% in 2001 from the prior year despite the weaker national economic environment. As part of Ohio's electric utility restructuring law, the implementation of a 5% reduction in generation charges for residential customers reduced operating revenues by approximately $8.0 million in 2001, compared to 2000. Operating revenues were also lower in 2001 from the prior year due to the absence of revenues associated with the low-income payment plan now administered by the Ohio Department of Development; there was also a corresponding reduction in other operating costs associated with that change. Revenues from kilowatt-hour sales to wholesale customers declined by $36.5 million in 2001 from 2000, with a corresponding 37.2% reduction in kilowatt-hour sales.

CHANGES IN KWH SALES                      2002            2001
---------------------------------------------------------------
INCREASE (DECREASE)

Electric Generation:
 Retail                                 (11.4)%          (4.0)%
 Wholesale                              (27.6)%         (37.2)%
                                        -----           -----
TOTAL ELECTRIC GENERATION SALES         (19.2)%         (11.8)%
                                        =====           =====
Distribution Deliveries:
 Residential                              7.5%            3.4%
 Commercial and industrial               (1.0)%           1.1%
                                        -----           -----
TOTAL DISTRIBUTION DELIVERIES             0.8%            1.7%
                                        =====           =====

     Operating Expenses and Taxes

        Total operating expenses and taxes decreased by $41.2 million in 2002 and increased by $239.9 million in 2001 from 2000. Excluding the effects of restructuring, total 2001 operating expenses and taxes were $18.0 million lower than the prior year. The following table presents changes from the prior year by expense category excluding the impact of restructuring.

   OPERATING EXPENSES AND TAXES - CHANGES          2002           2001
-----------------------------------------------------------------------
                                                        RESTATED
                                                     (SEE NOTE 1(M))

   INCREASE (DECREASE)                               (IN MILLIONS)
Fuel and purchased power                          $(90.5)       $(49.8)
Nuclear operating costs                             96.8         (16.5)
Other operating costs                                7.2          (8.9)
                                                  ------        ------
 TOTAL OPERATION AND MAINTENANCE EXPENSES           13.5         (75.2)

Provision for depreciation and amortization        (14.7)         73.0
General taxes                                       (4.6)        (27.7)
Income taxes                                       (35.4)         (6.0)
                                                  ------        ------
 TOTAL OPERATING EXPENSES AND TAXES                $(41.2)       $(35.9)
                                                   ======        ======

        Lower fuel and purchased power costs in 2002, compared to 2001, resulted from a $69.0 million reduction in purchased power from FES, reflecting lower kilowatt-hours purchased due to reduced kilowatt-hour sales and lower unit prices. Nuclear operating costs increased by $96.8 million in 2002, primarily due to approximately $55.9 million of incremental Davis-Besse maintenance costs related to the extended outage (see Davis-Besse Restoration). During 2002, costs also included amounts incurred for refueling outages at two nuclear plants (Beaver Valley Unit 2 and Davis-Besse), compared to only one outage (Perry) in 2001. The $7.3 million increase in other operating costs in 2002 resulted principally from higher employee benefit costs, employee severance costs and uncollectible accounts expense.

        The decrease in fuel and purchased power costs in 2001, compared to 2000, reflects the transfer of fossil operations to FGCO with our power requirements being provided under the PSA. There was one less nuclear refueling outage in 2001, compared to 2000, resulting in a $16.5 million decrease in nuclear operating costs from the prior year. Other operating costs decreased by $8.9 million in 2001 from the prior year, due to a reduction in low-income payment plan customer costs, decreased storm damage costs and the absence of costs incurred in 2000 related to the development of a distribution communications system.

        Charges for depreciation and amortization decreased by $14.7 million in 2002 from 2001. This decrease reflects higher shopping incentive deferrals and tax-related deferrals under TE's transition plan and the cessation of goodwill amortization beginning January 1, 2002, upon implementation SFAS 142 TE's goodwill amortization in 2001 totaled $ 14.0 million. Depreciation and amortization increased by $73.0 million in 2001 from the prior year due to incremental transition cost amortization under our transition plan, partially offset by new deferrals for shopping incentives.

        General taxes decreased by $4.6 million in 2002 from 2001 due to state tax changes in connection with the Ohio electric industry restructuring.

     Net Interest Charges

        Net interest charges continued to trend lower decreasing by $3.8 million in 2002 and $5.9 million in 2001, compared to the prior year. We continued to redeem and refinance outstanding debt and preferred stock during 2002 -- net redemptions and refinancing activities totaled $264.1 million and $51.8 million, respectively, and will result in annualized savings of $23.2 million.

CAPITAL RESOURCES AND LIQUIDITY

        Through net debt and preferred stock redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2002. During 2002, we reduced total debt by approximately $163 million. Our common stockholder's equity as a percentage of capitalization increased to 50% as of December 31, 2002 from 27% at the end of 1997. Over the last five years, we have reduced the average cost of outstanding debt from 9.13% in 1997 to 6.61% in 2002.

     Changes in Cash Position

        As of December 31, 2002, we had $20.7 million of cash and cash equivalents, which was used to redeem long-term debt in January 2003, compared with $0.3 million as of December 31, 2001. The major sources for changes in these balances are summarized below.

     Cash Flows From Operating Activities

        Our consolidated net cash from operating activities is provided by our regulated energy services. Net cash provided from operating activities was $156 million in 2002 and $190 million in 2001. Cash flows provided from 2002 and 2001 operating activities are as follows:

                    OPERATING CASH FLOWS             2002         2001
                    ---------------------------------------------------
                                                       (IN MILLIONS)
                    Cash earnings (1)               $ 111        $ 236
                    Working capital and other          45          (46)
                                                    -----        -----
                    Total                           $ 156        $ 190
                                                    =====        =====

(1) Includes net income, depreciation and amortization, deferred income taxes, investment tax credits and major noncash charges.

     Cash Flows From Financing Activities

        In 2002, the net cash used for financing activities of $29 million primarily reflects the redemptions of debt and preferred stock shown below. The following table provides details regarding new issues and redemptions during 2002:

                      SECURITIES ISSUED OR REDEEMED IN 2002

                                                            (IN MILLIONS)
                 NEW ISSUES

                    Pollution Control Notes                       $ 20

                 REDEMPTIONS
                    Unsecured Notes                                135
                    Secured Notes                                   44
                    Preferred Stock                                 85
                    Other, principally redemption premiums           2
                                                                   ---
                                                                   266
                 Short-term Borrowings, Net                        132
                                                                   ---

         In 2001, net cash used for financing activities totaled $97.8 million, primarily due to redemptions of $42 million of long-term debt notes and dividend payments of $30.8 million.

         We had about $22.6 million of cash and temporary investments and $149.7 million of short-term indebtedness as of December 31, 2002. Under our first mortgage indenture, as of December 31, 2002, we had the capability to issue $144 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based on our earnings in 2002 under the earnings coverage test contained in our charter, we could not issue additional preferred stock (assuming no additional debt was issued). At the end of 2002, our common equity as a percentage of capitalization, stood at 50% compared to 45% at the end of 2001. The higher common equity percentage in 2002 compared to 2001 resulted from net redemptions of preferred stock and long-term debt and a $100 million equity contribution from FirstEnergy.

     Cash Flows From Investing Activities

         Net cash used in investing activities totaled $106 million in 2002. The net cash used for investing resulted from property additions. Expenditures for property additions primarily include expenditures supporting our distribution of electricity.

         In 2001, net cash used in investing activities totaled $93 million, principally due to property additions and the sale of property to affiliates as part of corporate separation and the sale to ATSI discussed above.

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

                                           LESS THAN         1-3           3-5       MORE THAN
CONTRACTUAL OBLIGATIONS         TOTAL        1 YEAR         YEARS         YEARS       5 YEARS
---------------------------------------------------------------------------------------------
                                  (IN MILLIONS)
Long-term debt                 $  730        $  116        $  215        $   30        $  369
Short-term borrowings             150           150          --            --            --
Preferred stock (1)              --            --            --            --            --
Capital leases (2)               --            --            --            --            --
Operating leases (2)            1,067            75           153           158           681
Purchases (3)                     269            30            75            64           100
                               ------        ------        ------        ------        ------
   Total                       $2,216        $  371        $  443        $  252        $1,150
                               ======        ======        ======        ======        ======

(1)      Subject to mandatory redemption.

(2) Operating lease payments are net of capital trust receipts of $363.3 million (see Note 2).

(3) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.

        Our capital spending for the period 2003-2007 is expected to be about $169 million (excluding nuclear fuel) of which $54 million applies to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $34 million, of which about $12 million relates to 2003. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $40 million and $19 million, respectively, as the nuclear fuel is consumed.

        On February 22, 2002, Moody's Investor Service changed its credit rating outlook for FirstEnergy from stable to negative. The change was based upon a decision by the Commonwealth Court of Pennsylvania to remand to the Pennsylvania Public Utility Commission (PPUC) for reconsideration its decision on the mechanism for sharing merger savings and reversed the PPUC's decisions regarding rate relief and accounting deferrals rendered in connection with its approval of the GPU merger. On April 4, 2002, Standard & Poor's (S&P) changed its outlook for FirstEnergy's credit ratings from stable to negative citing recent developments including: damage to the Davis-Besse reactor vessel head, the Pennsylvania Commonwealth Court decision, and deteriorating market conditions for some sales of FirstEnergy's remaining non-core assets. On July 31, 2002, Fitch revised its rating outlook for FirstEnergy to negative from stable. The revised outlook reflected the adverse impact of the unplanned Davis-Besse outage, Fitch's judgment about NRG's financial ability to consummate the purchase of four power plants from FirstEnergy (see Note 6 - Sale of Generating Assets) and Fitch's expectation of subsequent delays in debt reduction. On August 1, 2002, S&P concluded that while NRG's liquidity position added uncertainty to FirstEnergy's sale of power plants to NRG, its ratings would not be affected. S&P found FirstEnergy's cash flows sufficiently stable to support a continued (although delayed) program of debt and preferred stock redemption. S&P noted that it would continue to closely monitor FirstEnergy's progress on various initiatives. On January 21, 2003, S&P indicated its concern about FirstEnergy's disclosure of non-cash charges related to deferred costs in Pennsylvania, pension and other post-retirement benefits, and Emdersa (FirstEnergy's Argentina Operations), which were higher than anticipated in the third quarter of 2002. S&P identified the restart of the Davis-Besse nuclear plant "...without significant delay beyond April 2003..." as key to maintaining its current debt ratings. S&P also identified other issues it would continue to monitor including: FirstEnergy's deleveraging efforts, free cash generated during 2003, the Jersey Central Power & Light Company rate case, successful hedging of its short power position, and continued capture of projected merger savings. While FirstEnergy anticipates being prepared to restart the Davis-Besse plant in the spring of 2003 the Nuclear Regulatory Commission (NRC) must authorize the unit's restart following a formal inspection process prior to its returning the unit to service. Significant delays in the planned date of Davis-Besse's return to service or other factors (identified above) affecting the speed with which FirstEnergy reduces debt could put additional pressure on the Company's credit ratings.

     Other Obligations

        Obligations not included on our Consolidated Balance Sheet primarily consist of sale and leaseback arrangements involving the Bruce Mansfield Plant and Beaver Valley Unit 2, which are reflected in the operating lease payments above (see Note 2 - Leases). The present value as of December 31, 2002, of these sale and leaseback operating lease commitments, net of trust investments, total $621 million. We sell substantially all of our retail customer receivables, which provided $52 million of off balance sheet financing as of December 31, 2002.

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

COMPARISON OF CARRYING VALUE TO FAIR VALUE

                                                                                                   THERE-                  FAIR
                                      2003        2004         2005         2006        2007       AFTER       TOTAL       VALUE
----------------------------------------------------------------------------------------------------------------------------------
                                                                        (DOLLARS IN MILLIONS)
Assets
Investments other than Cash
  and Cash Equivalents:
Fixed Income                       $   20      $    9        $  134      $   12       $    9      $  290      $  474      $  515
  Average interest rate               7.7%        7.7%          7.8%        7.7%         7.7%        6.8%        7.2%
                                   ------      ------        ------      ------       ------      ------      ------      ------
Liabilities
Long-term Debt:
Fixed rate                         $  116      $  215                                 $   30      $  160      $  521      $  562
  Average interest rate               7.7%        7.8%                                   7.1%        7.8%       7.7%
Variable rate                                                                                     $  209      $  209      $ 210
  Average interest rate                                                                              3.0%        3.0%
Short-term Borrowings              $  150                                                                     $  150      $  150
  Average interest rate               1.8%                                                                      1.8%
                                   ------                                                                     ------

EQUITY PRICE RISK

        Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $90 million and $90 million as of December 31, 2002 and 2001, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $9 million reduction in fair value as of December 31, 2002 (see Note 1K - Supplemental Cash Flows Information)

OUTLOOK

        Our industry continues to transition to a more competitive environment. In 2001, all our customers could select alternative energy suppliers. We continue to deliver power to residential homes and businesses through our existing distribution systems, which remain regulated. Customer rates have been restructured into separate components to support customer choice. We have a continuing responsibility to provide power to our customers not choosing to receive power from an alternative energy supplier subject to certain limits. Adopting new approaches to regulation and experiencing new forms of competition have created new uncertainties.

     Regulatory Matters

        Beginning on January 1, 2001, Ohio customers were able to choose their electricity suppliers. Ohio customer rates were restructured to establish separate charges for transmission, distribution, transition cost recovery and a generation-related component. When one of our customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on the regulated generation component plus an incentive, and the customer receives a generation charge from the alternative supplier. We have continuing responsibility to provide energy to our franchise customers as the PLR through December 31, 2005. Regulatory assets are costs which have been authorized by the Public Utilities Commission of Ohio (PUCO) for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of our transition plan as discussed below. Our regulatory assets are $578.2 million as of December 31, 2002 and $642.2 million as of December 31, 2001.

        The transition cost portion of rates provides for recovery of certain amounts not otherwise recoverable in a competitive generation market (such as regulatory assets). Transition costs are paid by all customers whether or not they choose an alternative supplier. Under the PUCO-approved transition plan, we assumed the risk of not recovering up to $80 million of transition revenue if the rate of customers (excluding contracts and full-service accounts) switching from our service to an alternative supplier did not reach 20% for any consecutive twelve-month period by December 31, 2005 - the end of the market development period. That goal was achieved in 2002. Accordingly, TE does not believe that there will be any regulatory action reducing the recoverable transition costs.

        As part of our Ohio transition plan we are obligated to supply electricity to customers who do not choose an alternative supplier. We are also required to provided 160 megawatts (MW) of low cost supply to unaffiliated alternative suppliers that serve customers within our service area. Our competitive retail sales affiliate, FES, acts as an alternate supplier for a portion of our load. In 2003, the total peak load forecasted for customers electing to stay with us, including the 160 MW of low cost supply and the load served by our affiliate is 2,020 MW.

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

        Restart activities include both hardware and management issues. In addition to refurbishment and installation work at the plant, we have made significant management and human performance changes with the intent of establishing the proper safety culture throughout the workforce. Work was completed on the reactor head during 2002 and is continuing on efforts designed to enhance the unit's reliability and performance. FENOC is also accelerating maintenance work that had been planned for future refueling and maintenance outages. At a meeting with the NRC in November 2002, FENOC discussed plans to test the bottom of the reactor for leaks and to install a state-of-the-art leak-detection system around the reactor. The additional maintenance work being performed has expanded the previous estimates of restoration work. FENOC anticipates that the unit will be ready for restart in the fall of 2003 after completion of the additional maintenance work and regulatory reviews. The NRC must authorize restart of the plant following its formal inspection process before the unit can be returned to service. While the additional maintenance work has delayed our plans to reduce post-merger debt levels we believe such investments in the unit's future safety, reliability and performance to be essential. Significant delays in Davis-Besse's return to service, which depends on the successful resolution of the management and technical issues as well as NRC approval could trigger an evaluation for impairment of our investment in the plant (see Significant Accounting Policies below).

        The actual costs (capital and expense) associated with the extended Davis-Besse outage (TE share - 48.62%) in 2002 and estimated costs in 2003 are:

      COSTS OF DAVIS-BESSE EXTENDED OUTAGE                   100%
      --------------------------------------------------------------
                                                       (IN MILLIONS)
      2002 - ACTUAL

      Capital Expenditures:
      Reactor head and restart.......................       $ 63.3
      Incremental Expenses (pre-tax):
      Maintenance....................................        115.0
      Fuel and purchased power.......................        119.5
                                                            ------
      Total..........................................       $234.5
                                                            ======
      2003 - ESTIMATED

      Primarily operating expenses (pre-tax):
      Maintenance (including acceleration of programs)      $   50
      Replacement power per month....................       $12-18
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

        We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved, are often unsubstantiated and subject to dispute. Federal law provides that all PRPs for a particular site be held liable on a joint and several basis. We have accrued a liability of $0.2 million as of December 31, 2002, based on estimates of the total costs of cleanup, the proportionate responsibility of other PRPs for such costs and the financial ability of other PRPs to pay. We believe that waste disposal costs will not have a material adverse effect on our financial condition, cash flows, or results of operations.

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

     Regulatory Accounting

        We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on our costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Ohio, significant amounts of regulatory assets have been recorded -- $578.2 million as of December 31, 2002. We continually review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

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

        In selecting an assumed discount rate, we consider currently available rates of return on high-quality fixed income investments expected to be available during the period to maturity of the pension and other postretirement benefit obligation. Due to the significant decline in corporate bond yields and interest rates in general during 2002, we reduced the assumed discount rate as of December 31, 2002 to 6.75% from 7.25% used in 2001 and 7.75% used in 2000.

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

        The effect on our SFAS 87 and 106 costs and liabilities from changes in key assumptions are as follows:

        INCREASE IN COSTS FROM ADVERSE CHANGES IN KEY ASSUMPTIONS

        ASSUMPTION                                  ADVERSE CHANGE       PENSION       OPEB        TOTAL
        ------------------------------------------------------------------------------------------------
                                                                                 (IN MILLIONS)
        Discount rate                               Decrease by 0.25%      $0.2        $0.2         $0.4
        Long-term return on assets                  Decrease by 0.25%       0.1         --           0.1
        Health care trend rate                      Increase by 1%           na         0.5          0.5

        INCREASE IN MINIMUM PENSION LIABILITY

        Discount rate                               Decrease by 0.25%       4.4          na          4.4
        ------------------------------------------------------------------------------------------------

        As a result of the reduced market value of our pension plan assets, we were required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002. We eliminated our prepaid pension asset of $18.7 million and established a minimum liability of $25.0 million, recording an intangible asset of $7.6 million and reducing OCI by $21.1 million (recording a related deferred tax benefit of $15.0 million). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002 increased due to the lower discount rate assumed and reduced market value of plan assets as of December 31, 2002. Our non-cash, pre-tax pension and OPEB expense under SFAS 87 and SFAS 106 is expected to increase by $3 million and $1 million, respectively - a total of $4 million in 2003 as compared to 2002.

     Ohio Transition Cost Amortization

        In developing TE's restructuring plan, the PUCO determined allowable transition costs based on amounts recorded on the EUOC's regulatory books. These costs exceeded those deferred or capitalized on TE's balance sheet prepared under GAAP since they included certain costs which have not yet been incurred or that were recognized on the regulatory financial statements (fair value purchase accounting adjustments). The Company uses an effective interest method for amortizing its transition costs, often referred to as a "mortgage-style" amortization. The interest rate under this method is equal to the rate of return authorized by the PUCO in the transition plan for TE. In computing the transition cost amortization, TE includes only the portion of the transition revenues associated with transition costs included on the balance sheet prepared under GAAP. Revenues collected for the off balance sheet costs and the return associated with these costs are recognized as income when received.

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

     Goodwill

        The regulations in the jurisdictions in which TE operates do not provide for recovery of goodwill. As a result, no amortization of goodwill has been recorded subsequent to the adoption of SFAS 142. In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value including goodwill, an impairment for goodwill must be recognized in the financial statements. If impairment were to occur we would recognize a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2002. The results of that review indicated no impairment of goodwill. The forecasts used in our evaluations of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2002, we had approximately $504.5 million of goodwill.

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

        We have identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143 in January 2003, asset retirement costs of $123.2 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $15.0 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS
144. No impairment was indicated. The asset retirement liability at the date of adoption was $172 million. As of December 31, 2002, the Company had recorded decommissioning liabilities of $179.6 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

        The cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities was a $115.2 million increase to income ($67.3 million net of tax).

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

     FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB 51"

        In January 2003, the FASB issued this interpretation of ARB No. 51, "Consolidated Financial Statements". The new interpretation provides guidance on consolidation of variable interest entities (VIEs), generally defined as certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This Interpretation requires an enterprise to disclose the nature of its involvement with a VIE if the enterprise has a significant variable interest in the VIE and to consolidate a VIE if the enterprise is the primary beneficiary. VIEs created after January 31, 2003 are immediately subject to the provisions of FIN 46. VIEs created before February 1, 2003 are subject to this interpretation's provisions in the first interim or annual reporting period beginning after June 15, 2003 (TE's third quarter of 2003). The FASB also identified transitional disclosure provisions for all financial statements issued after January 31, 2003.

        TE currently has transactions which may fall within the scope of this interpretation and which are reasonably possible of meeting the definition of a VIE in accordance with FIN 46. TE currently consolidates the majority of these entities and believes it will continue to consolidate following the adoption of FIN 46. One of these entities TE is currently consolidating is the Shippingport Capital Trust, which reacquired a portion of the off-balance sheet debt issued in connection with the sale and leaseback of its interest in the Bruce Mansfield Plant. Ownership of the trust includes a 4.85 percent interest by nonaffiliated parties and a 0.34 percent equity interest by Toledo Edison Capital Corp., a majority owned subsidiary.

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

         TE did not enter into or modify any financial instruments within the scope of SFAS 150 during June 2003. Upon adoption of SFAS 150, effective July 1, 2003, TE expects to classify as debt the preferred stock of consolidated subsidiaries subject to mandatory redemptions with a carrying value of approximately $19 million as of June 30, 2003. Subsidiary preferred dividends on FirstEnergy's Consolidated Statements of Income are currently included in net interest charges. Therefore, the application of SFAS 150 will not require the reclassification of such preferred dividends to net interest charges.

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

                            THE TOLEDO EDISON COMPANY
                  CONSOLIDATED STATEMENTS OF INCOME (RESTATED*)

FOR THE YEARS ENDED DECEMBER 31,                       2002             2001             2000
------------------------------------------------------------------------------------------------
                                                                   (IN THOUSANDS)
OPERATING REVENUES (a) (NOTE 1) ..............     $   996,045      $ 1,086,503      $   954,947
                                                   -----------      -----------      -----------
OPERATING EXPENSES AND TAXES:
   Fuel and purchased power (Note 1) .........         366,932          457,444          159,039
   Nuclear operating costs (Note 1) ..........         252,608          155,832          172,363
   Other operating costs (Note 1) ............         141,997          134,744          157,686
                                                   -----------      -----------      -----------
      Total operation and maintenance expenses         761,537          748,020          489,088
   Provision for depreciation and amortization         162,082          176,796          106,514
   General taxes .............................          53,223           57,810           90,837
   Income taxes ..............................         (17,496)          17,913           74,183
                                                   -----------      -----------      -----------
      Total operating expenses and taxes .....         959,346        1,000,539          760,622
                                                   -----------      -----------      -----------
OPERATING INCOME .............................          36,699           85,964          194,325

OTHER INCOME (NOTE 1) ........................          13,329           15,652            8,669
                                                   -----------      -----------      -----------
INCOME BEFORE NET INTEREST CHARGES ...........          50,028          101,616          202,994
                                                   -----------      -----------      -----------
NET INTEREST CHARGES:
   Interest on long-term debt ................          58,120           66,463           72,892
   Allowance for borrowed funds used during
      construction ...........................          (2,502)          (3,848)          (6,523)
   Other interest expense (credit) ...........            (448)          (3,690)          (1,519)
                                                   -----------      -----------      -----------
      Net interest charges ...................          55,170           58,925           64,850
                                                   -----------      -----------      -----------
NET INCOME (LOSS) ............................          (5,142)          42,691          138,144

PREFERRED STOCK DIVIDEND
   REQUIREMENTS ..............................          10,756           16,135           16,247
                                                   -----------      -----------      -----------
EARNINGS (LOSS) ON COMMON STOCK ..............     $   (15,898)     $    26,556      $   121,897
                                                   ===========      ===========      ===========

*See Note 1(M).

(a) Includes electric sales to associated companies of $232.2 million, $277.9 million and $142.3 million in 2002, 2001 and 2000, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            THE TOLEDO EDISON COMPANY

                     CONSOLIDATED BALANCE SHEETS (RESTATED*)

AS OF DECEMBER 31,                                                      2002            2001
-----------------------------------------------------------------------------------------------
                                                                          (IN THOUSANDS)
                                     ASSETS
UTILITY PLANT:
   In service .................................................     $ 1,600,860     $ 1,578,943
   Less-Accumulated provision for depreciation ................         706,772         645,865
                                                                    -----------     -----------
                                                                        894,088         933,078
                                                                    -----------     -----------
   Construction work in progress-
      Electric plant ..........................................         104,091          40,220
      Nuclear fuel ............................................          33,650          19,854
                                                                    -----------     -----------
                                                                        137,741          60,074
                                                                    -----------     -----------
                                                                      1,031,829         993,152
                                                                    -----------     -----------
OTHER PROPERTY AND INVESTMENTS:
   Shippingport Capital Trust (Note 2) ........................         240,963         262,131
   Nuclear plant decommissioning trusts .......................         174,514         156,084
   Long-term notes receivable from associated companies .......         162,159         162,347
   Other ......................................................           2,236           4,248
                                                                    -----------     -----------
                                                                        579,872         584,810
                                                                    -----------     -----------
CURRENT ASSETS:
   Cash and cash equivalents ..................................          20,688             302
   Receivables-
      Customers ...............................................           4,711           5,922
      Associated companies ....................................          55,245          64,667
      Other ...................................................           6,778           1,309
   Notes receivable from associated companies .................           1,957           7,607
   Materials and supplies, at average cost-
      Owned ...................................................          13,631          13,996
      Under consignment .......................................          22,997          17,050
   Prepayments and other ......................................           3,455          14,580
                                                                    -----------     -----------
                                                                        129,462         125,433
                                                                    -----------     -----------
DEFERRED CHARGES:
   Regulatory assets ..........................................         578,243         642,246
   Goodwill ...................................................         504,522         504,522
   Property taxes .............................................          23,429          23,836
   Other ......................................................          14,257           1,909
                                                                    -----------     -----------
                                                                      1,120,451       1,172,513
                                                                    -----------     -----------
                                                                    $ 2,861,614     $ 2,875,908
                                                                    ===========     ===========
                         CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity ................................     $   681,195     $   629,805
   Preferred stock not subject to mandatory redemption ........         126,000         126,000
   Long-term debt .............................................         557,265         646,174
                                                                    -----------     -----------
                                                                      1,364,460       1,401,979
                                                                    -----------     -----------
CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock .......         189,355         347,593
   Accounts payable-
      Associated companies ....................................         171,862          53,960
      Other ...................................................           9,338          29,818
   Notes payable to associated companies ......................         149,653          17,208
   Accrued  taxes .............................................          34,676          35,355
   Accrued interest ...........................................          16,377          19,918
   Deferred lease costs .......................................          24,600          24,600
   Other ......................................................          57,462          41,622
                                                                    -----------     -----------
                                                                        653,323         570,074
                                                                    -----------     -----------
DEFERRED CREDITS:
   Accumulated deferred income taxes ..........................         158,279         170,364
   Accumulated deferred investment tax credits ................          29,255          31,266
   Nuclear plant decommissioning costs ........................         179,587         151,226
   Pensions and other postretirement benefits .................          82,553         120,561
   Deferred lease costs .......................................         317,200         341,800
   Other ......................................................          76,957          88,638
                                                                    -----------     -----------
                                                                        843,831         903,855
COMMITMENTS AND CONTINGENCIES                                       -----------     -----------
   (Notes 2 and 5) ............................................     $ 2,861,614     $ 2,875,908
                                                                    ===========     ===========


*See Note 1(M).

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                            THE TOLEDO EDISON COMPANY

              CONSOLIDATED STATEMENTS OF CAPITALIZATION (RESTATED*)

AS OF DECEMBER 31,                                                                                          2002           2001
----------------------------------------------------------------------------------------------------------------------------------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, $5 par value, authorized 60,000,000 shares
      39,133,887 shares outstanding.................................................................     $  195,670     $  195,670
   Other paid-in capital............................................................................        428,559        328,559
   Accumulated other comprehensive loss (Note 3E)...................................................        (20,012)         7,100
   Retained earnings (Note 3A)......................................................................         76,978         98,476
                                                                                                         ----------     ----------
      Total common stockholder's equity.............................................................        681,195        629,805
                                                                                                         ==========     ==========

                                                 NUMBER OF SHARES                  OPTIONAL
                                                   OUTSTANDING                 REDEMPTION PRICE
                                            -------------------------      -------------------------
                                               2002           2001          PER SHARE      AGGREGATE
                                               ----           ----          ---------      ---------
PREFERRED STOCK (NOTE 3C):
Cumulative, $100 par value-
Authorized 3,000,000 shares
   Not Subject to Mandatory Redemption:
      $  4.25..........................        160,000        160,000      $   104.63      $  16,740         16,000         16,000
      $  4.56..........................         50,000         50,000          101.00          5,050          5,000          5,000
      $  4.25..........................        100,000        100,000          102.00         10,200         10,000         10,000
      $  8.32..........................             --        100,000           --                --             --         10,000
      $  7.76..........................             --        150,000           --                --             --         15,000
      $  7.80..........................             --        150,000           --                --             --         15,000
      $10.00...........................             --        190,000           --                --             --         19,000
                                            ----------     ----------                     ----------     ----------     ----------
                                               310,000        900,000                         31,990         31,000         90,000
Redemption Within One Year                                                                                      --         (59,000)
                                            ----------     ----------                     ----------     ----------     ----------
                                               310,000        900,000                         31,990         31,000         31,000
                                            ----------     ----------                     ----------     ----------     ----------
Cumulative, $25 par value-
Authorized 12,000,000 shares
   Not Subject to Mandatory Redemption:
      $2.21............................             --      1,000,000              --             --             --         25,000
      $2.365...........................      1,400,000      1,400,000           27.75         38,850         35,000         35,000
      Adjustable Series A..............      1,200,000      1,200,000           25.00         30,000         30,000         30,000
      Adjustable Series B..............      1,200,000      1,200,000           25.00         30,000         30,000         30,000
                                            ----------     ----------                     ----------     ----------     ----------
                                             3,800,000      4,800,000                         98,850         95,000        120,000
   Redemption Within One Year..........                                                                          --        (25,000)
                                            ----------     ----------                     ----------     ----------     ----------
                                             3,800,000      4,800,000                         98,850         95,000         95,000
                                            ----------     ----------                     ----------     ----------     ----------
         Total Not Subject to Mandatory
            Redemption.................      4,110,000      5,700,000                       $130,840        126,000        126,000
                                            ==========     ==========                     ==========     ----------     ----------
LONG-TERM DEBT (NOTE 3D):
   First mortgage bonds:
        8.000% due 2003.............................................................................         33,725         34,125
        7.875% due 2004.............................................................................        145,000        145,000
                                                                                                         ----------     ----------
         Total first mortgage bonds.................................................................        178,725        179,125
                                                                                                         ----------     ----------
   Unsecured notes and debentures:
        8.700% due 2002.............................................................................             --        135,000
      10.000% due 2003-2010.........................................................................            910            940
     *  4.850% due 2030.............................................................................         34,850         34,850
     *  4.000% due 2033.............................................................................          5,700          5,700
     *  4.500% due 2033.............................................................................         31,600         31,600
     *  5.580% due 2033.............................................................................         18,800         18,800
                                                                                                         ----------     ----------
         Total unsecured notes and debentures.......................................................         91,860        226,890
                                                                                                         ----------     ----------

*See Note 1(M).

                            THE TOLEDO EDISON COMPANY

AS OF DECEMBER 31,                                                                                           2002           2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              (IN THOUSANDS)
LONG-TERM DEBT (CONT'D):
   Secured notes:
      8.180% due 2002...............................................................................             --         17,000
      8.620% due 2002...............................................................................             --          7,000
      8.650% due 2002...............................................................................             --          5,000
      7.760% due 2003...............................................................................          5,000          5,000
      7.780% due 2003...............................................................................          1,000          1,000
      7.820% due 2003...............................................................................         38,400         38,400
      7.850% due 2003...............................................................................         15,000         15,000
      7.910% due 2003...............................................................................          3,000          3,000
      7.670% due 2004...............................................................................         70,000         70,000
      7.130% due 2007...............................................................................         30,000         30,000
      7.625% due 2020...............................................................................         45,000         45,000
      7.750% due 2020...............................................................................         54,000         54,000
      9.220% due 2021...............................................................................         15,000         15,000
     10.000% due 2021...............................................................................             --         15,000
      6.875% due 2023...............................................................................         20,200         20,200
      8.000% due 2023...............................................................................         30,500         30,500
   ** 1.700% due 2024...............................................................................         67,300         67,300
      6.100% due 2027...............................................................................         10,100         10,100
      5.375% due 2028...............................................................................          3,751          3,751
   ** 1.400% due 2033...............................................................................         30,900         30,900
   ** 1.350% due 2033...............................................................................         20,200             --
                                                                                                         ----------     ----------
         Total secured notes........................................................................        459,351        483,151
                                                                                                         ----------     ----------
Capital lease obligations (Note 2)..................................................................             --            263
                                                                                                         ----------     ----------
Net unamortized premium on debt.....................................................................         16,684         20,338
                                                                                                         ----------     ----------
Long-term debt due within one year..................................................................       (189,355)      (263,593)
                                                                                                         ----------     -----------
         Total long-term debt.......................................................................        557,265        646,174
                                                                                                         ----------     ----------
TOTAL CAPITALIZATION................................................................................     $1,364,460     $1,401,979
                                                                                                         ==========     ==========


      * See Note 1(M).

      ** Denotes variable rate issue with December 31, 2002 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            THE TOLEDO EDISON COMPANY

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

                                                                                                       ACCUMULATED
                                                                                            OTHER         OTHER
                                           COMPREHENSIVE      NUMBER          PAR          PAID-IN    COMPREHENSIVE     RETAINED
                                           INCOME (LOSS)     OF SHARES       VALUE         CAPITAL    INCOME (LOSS)     EARNINGS
                                           -------------     ---------       -----         -------    -------------     --------
                                             RESTATED                                                                   RESTATED
                                          (SEE NOTE 1(M))                                                            (SEE NOTE 1(M))
                                                                         (DOLLARS IN THOUSANDS)

Balance, January 1, 2000...............                     39,133,887    $  195,670     $  328,559     $       --     $   27,475
   Cumulative effect for restatement
     (see Note 1 (m)...................                                                                                     4,349
---------------------------------------------------------------------------------------------------------------------------------
Restated balance at January 1, 2000....                                                                                    31,824
   Net income..........................     $  138,144                                                                    138,144
                                            ==========
   Cash dividends on preferred stock...                                                                                   (16,250)
   Cash dividends on common stock......                                                                                   (67,100)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000.............                     39,133,887       195,670        328,559                        86,618
   Unrealized gain on investments, net
     of $00 of
   Net income..........................     $   42,691                                                                     42,691
   Unrealized gain on investments, net
     of $4,800 of income taxes.........          7,100                                                       7,100
                                            ----------
   Comprehensive income................     $   49,791
                                            ==========
   Cash dividends on preferred stock...                                                                                   (16,133)
   Cash dividends on common stock......                                                                                   (14,700)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.............                     39,133,887       195,670        328,559          7,100         98,476
   Net income (loss)...................     $  ( 5,142)                                                                    (5,142)
   Unrealized loss on investments, net
     of $(4,034)of income taxes........         (5,997)                                                     (5,997)
   Minimum liability for unfunded
     retirement benefits, net of
     $(15,042,000) of income taxes.....        (21,115)                                                    (21,115)
                                            ----------
   Comprehensive loss..................     $  (32,254)
   Equity contribution from parent.....                                                     100,000
   Cash dividends on preferred stock...                                                                                    (9,457)
   Cash dividends on common stock......                                                                                    (5,600)
   Preferred stock redemption premiums.                                                                                    (1,299)
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.............                     39,133,887    $  195,670     $  428,559     $  (20,012)    $   76,978
=================================================================================================================================

                   CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                    NOT SUBJECT TO
                                                 MANDATORY REDEMPTION
                                             ----------------------------
                                             NUMBER OF SHARES       VALUE
                                             -----------------      -----
                                                (DOLLARS IN THOUSANDS)
Balance, January 1, 2000...............         5,700,000         $  210,000
----------------------------------------------------------------------------
Balance, December 31, 2000.............         5,700,000            210,000
----------------------------------------------------------------------------
Balance, December 31, 2001.............         5,700,000            210,000
----------------------------------------------------------------------------
   Redemptions

      $8.32...Series...................          (100,000)           (10,000)
      $7.76...Series...................          (150,000)           (15,000)
      $7.80...Series...................          (150,000)           (15,000)
      $10.00..Series...................          (190,000)           (19,000)
      $2.21...Series...................        (1,000,000)           (25,000)
----------------------------------------------------------------------------
Balance, December 31, 2002.............         4,110,000         $  126,000
============================================================================


      * See Note 1(M) to the Consolidated Financial Statements.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            THE TOLEDO EDISON COMPANY

                CONSOLIDATED STATEMENTS OF CASH FLOWS (RESTATED*)

FOR THE YEARS ENDED DECEMBER 31,                            2002          2001            2000
------------------------------------------------------------------------------------------------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss) ..................................     $  (5,142)     $  42,691      $ 138,144
Adjustments to reconcile net income (loss) to net
   cash from operating activities:
      Provision for depreciation and amortization ..       162,082        176,796        106,514
      Nuclear fuel and lease amortization ..........        11,866         22,222         23,881
      Deferred income taxes, net ...................       (24,821)        (1,383)        22,165
      Investment tax credits, net ..................        (1,851)        (3,832)        (1,827)
      Receivables ..................................         5,164         (1,437)        (6,671)
      Materials and supplies .......................        (5,582)         8,336          4,093
      Accounts payable .............................        40,801         22,144         13,997
      Accrued taxes ................................        (4,881)       (17,671)          (223)
      Accrued interest .............................        (3,541)           (28)        (2,015)
      Prepayments and other ........................        11,125         12,571         (1,220)
      Deferred lease costs .........................       (24,600)       (24,600)        (5,700)
      Other ........................................        (5,082)       (45,953)       (33,322)
                                                         ---------      ---------      ---------
         Net cash used for operating activities ....       155,538        189,856        257,816
                                                         ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
      Long-term debt ...............................        19,580             --         96,405
      Short-term borrowings, net ...................       132,445             --          8,060
      Equity contributions from parent .............       100,000             --             --
Redemptions and Repayments-
      Preferred stock ..............................       (85,299)            --             --
      Long-term debt ...............................      (180,368)       (42,265)      (200,633)
      Short-term borrowings, net ...................            --        (24,728)            --
Dividend Payments-
      Common stock .................................        (5,600)       (14,700)       (67,100)
      Preferred stock ..............................       (10,057)       (16,135)       (16,247)
                                                         ---------      ---------      ---------
         Net cash used for financing activities ....       (29,299)       (97,828)      (179,515)
                                                         ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions .................................      (105,510)      (112,451)       (92,860)
Loans to associated companies ......................            --       (123,438)       (63,838)
Loan payments from associated companies ............         5,838         25,185             --
Capital trust investments ..........................        21,168         17,705         15,618
Sale of assets to associated companies .............            --        123,438         81,014
Other ..............................................       (27,349)       (23,550)       (17,162)
                                                         ---------      ---------      ---------
         Net cash used for investing activities ....      (105,853)       (93,111)       (77,228)
                                                         ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents        20,386         (1,083)         1,073
Cash and cash equivalents at beginning of year .....           302          1,385            312
                                                         ---------      ---------      ---------
Cash and cash equivalents at end of year ...........     $  20,688      $     302      $   1,385
                                                         =========      =========      =========
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
   Interest (net of amounts capitalized) ...........     $  61,498      $  63,159      $  71,009
                                                         =========      =========      =========
   Income taxes ....................................     $   3,561      $  33,210      $  65,553
                                                         =========      =========      =========

*See Note 1(M).

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                            THE TOLEDO EDISON COMPANY

                  CONSOLIDATED STATEMENTS OF TAXES (RESTATED*)

FOR THE YEARS ENDED DECEMBER 31,                                2002           2001           2000
----------------------------------------------------------------------------------------------------
                                                                         (IN THOUSANDS)
GENERAL TAXES:
Real and personal property .............................     $  22,737      $  23,624      $  46,302
Ohio kilowatt-hour excise** ............................        28,046         19,576             --
State gross receipts** .................................            --         12,789         36,813
Social security and unemployment .......................         1,684          1,128          7,220
Other ..................................................           756            693            502
                                                             ---------      ---------      ---------
         Total general taxes ...........................     $  53,223      $  57,810      $  90,837
                                                             =========      =========      =========
PROVISION FOR INCOME TAXES:
Currently payable-
   Federal .............................................     $  12,845      $  22,244      $  56,631
   State ...............................................         3,983          4,840          1,811
                                                             ---------      ---------      ---------
                                                                16,828         27,084         58,442
                                                             ---------      ---------      ---------
Deferred, net-
   Federal .............................................       (19,091)         4,725         22,216
   State ...............................................        (5,570)        (1,539)           (51)
                                                             ---------      ---------      ---------
                                                               (24,661)         3,186         22,165
                                                             ---------      ---------      ---------
Investment tax credit amortization .....................        (2,011)        (3,908)        (1,827)
                                                             ---------      ---------      ---------
         Total provision for income taxes ..............     $  (9,844)     $  26,362      $  78,780
                                                             =========      =========      =========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income .......................................     $ (17,496)     $  17,913      $  74,183
Other income ...........................................         7,652          8,449          4,597
                                                             ---------      ---------      ---------
         Total provision for income taxes ..............     $  (9,844)     $  26,362      $  78,780
                                                             =========      =========      =========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income (loss) before provision for income taxes ...     $ (14,986)     $  69,053      $ 216,924
                                                             =========      =========      =========
Federal income tax expense at statutory rate ...........     $  (5,245)     $  24,169      $  75,923
Increases (reductions) in taxes resulting from-
   State income taxes, net of federal income tax benefit        (1,031)         2,146          1,144
   Amortization of investment tax credits ..............        (2,011)        (3,908)        (1,827)
   Amortization of tax regulatory assets ...............        (2,362)        (2,563)        (1,737)
   Amortization of goodwill ............................            --          4,911          4,894
Other, net .............................................           805          1,607            383
                                                             ---------      ---------      ---------
         Total provision for income taxes ..............     $  (9,844)     $  26,362      $  78,780
                                                             =========      =========      =========

ACCUMULATED DEFERRED INCOME TAXES
AT DECEMBER 31:
Property basis differences .............................     $ 177,262      $ 171,976      $ 163,537
Competitive transition charge ..........................       196,812        239,088        192,444
Unamortized investment tax credits .....................       (11,414)       (12,184)       (16,689)
Unused alternative minimum tax credits .................            --             --         (5,100)
Deferred gain for asset sale to affiliated company .....        14,186         16,305         15,330
Other comprehensive income .............................       (14,276)         4,800             --
Above market leases ....................................      (140,399)      (150,634)      (160,868)
Retirement benefits ....................................        (9,768)       (35,126)       (28,656)
Other ..................................................       (54,124)       (63,861)        (2,334)
                                                             ---------      ---------      ---------
   Net deferred income tax liability ...................     $ 158,279      $ 170,364      $ 157,674
                                                             =========      =========      =========

* See Note 1(M).

** Collected from customers through regulated rates and included in revenue on the Consolidated Statements of Income.

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

            The Company and CEI sell substantially all of their retail customers' receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust (a SFAS 140 "qualified special purpose entity") under an asset-backed securitization agreement. Transfers are made in return for an interest in the trust (41% as of December 31, 2002), which is stated at fair value, reflecting adjustments for anticipated credit losses. The average collection period for billed receivables is 28 days. Given the short collection period after billing, the fair value of CFC's interest in the trust approximates the stated value of its retained interest in underlying receivables after adjusting for anticipated credit losses. Accordingly, subsequent measurements of the retained interest under SFAS 115 (as an available-for-sale financial instrument) result in no material change in value. Sensitivity analyses reflecting 10% and 20% increases in the rate of anticipated credit losses would not have significantly affected the Company's retained interest in the pool of receivables through the trust. Of the $272 million sold to the trust and outstanding as of December 31, 2002, FirstEnergy had a retained interest in $111 million of the receivables included as other receivables on the Consolidated Balance Sheets. Accordingly, receivables recorded on the Consolidated Balance Sheets were reduced by approximately $161 million due to these sales. Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2002, totaled approximately $2.2 billion. The Company processed receivables for the trust and received servicing fees of approximately $1.3 million in 2002. Expenses associated with the factoring discount related to the sale of receivables were $4.7 million in 2002.

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

            In July 2000, the PUCO approved FirstEnergy's transition plan for the Company, OE and CEI as modified by a settlement agreement with major parties to the transition plan. The application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation" to the Company's nonnuclear generation business was discontinued with the issuance of the PUCO transition plan order, as described further below. Major provisions of the settlement agreement consisted of approval of recovery of generation-related transition costs as filed of $0.8 billion net of deferred income taxes and transition costs related to regulatory assets as filed of $0.5 billion net of deferred income taxes, with recovery through no later than mid-2007 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The generation-related transition costs include $0.3 billion of impaired generating assets recognized as regulatory assets as described further below, $1.0 billion, net of deferred income taxes, of above-market operating lease costs (see Note 1(M)) and $0.3 billion, net of deferred income taxes, of additional plant costs that were reflected on the Company's regulatory financial statements.

            Also as part of the settlement agreement, FirstEnergy is giving preferred access over its subsidiaries to nonaffiliated marketers, brokers and aggregators to 160 megawatts (MW) of generation capacity through 2005 at established prices for sales to the Company's retail customers. Customer prices are frozen through the five-year market development period except for certain limited statutory exceptions, including the 5% reduction referred to above. In February 2003, the Company was authorized increases in annual revenues aggregating approximately $5 million to recover its higher tax costs resulting from the Ohio deregulation legislation.

            The Company's customers choosing alternative suppliers receive an additional incentive applied to the shopping credit (generation component) of 45% for residential customers, 30% for commercial customers and 15% for industrial customers. The amount of the incentive is deferred for future recovery from customers - recovery will be accomplished by extending the transition cost recovery period. If the customer shopping goals established in the agreement had not been achieved by the end of 2005, the transition cost recovery period could have been shortened for the Company to reduce recovery by as much as $80 million. The Company has achieved its required 20% customer shopping goals in 2002. Accordingly, the Company believes that there will be no regulatory action reducing the recoverable transition costs.

            The application of SFAS 71 has been discontinued with respect to the Company's generation operations. The SEC issued interpretive guidance regarding asset impairment measurement that concluded any supplemental regulated cash flows such as a competitive transition charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued, were $559 million as of December 31, 2002. See Note 1(M) for further discussion of the Ohio transition plan.

      (D) UTILITY PLANT AND DEPRECIATION-

            Utility plant reflects the original cost of construction (except for the Company's nuclear generating units which were adjusted to fair value in connection with the purchase accounting and impairment tests prepared in connection with the transition plan), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

            The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.9% in 2002, 3.5% in 2001 and 3.4% in 2000.

            Annual depreciation expense includes approximately $28.5 million for future decommissioning costs applicable to the Company's ownership interests in three nuclear generating units (Beaver Valley Unit 2, Davis-Besse Unit 1 and Perry Unit 1). The Company's share of the future obligation to decommission these units is approximately $475 million in current dollars and (using a 4.0% escalation rate) approximately $1.0 billion in future dollars. The estimated obligation and the escalation rate were developed based on site specific studies. Payments for decommissioning are expected to begin in 2016, when actual decommissioning work begins. The Company has recovered approximately $192 million for decommissioning through its electric rates from customers through December 31, 2002. The Company has also recognized an estimated liability of approximately $4.8 million related to decontamination and decommissioning of nuclear enrichment facilities operated by the United States Department of Energy, as required by the Energy Policy Act of 1992.

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

            The Company has identified applicable legal obligations as defined under the new standard, principally for nuclear power plant decommissioning. Upon adoption of SFAS 143, asset retirement costs of $123 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $15 million. Due to the increased carrying amount, the related long-lived assets were tested for impairment in accordance with SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets". No impairment was indicated.

            The asset retirement liability at the date of adoption will be $172 million. As of December 31, 2002, the Company had recorded decommissioning liabilities of $179.6 million. The change in the estimated liabilities resulted from changes in methodology and various assumptions, including changes in the projected dates for decommissioning.

            The cumulative effect adjustment to recognize the undepreciated asset retirement cost and the asset retirement liability offset by the reversal of the previously recorded decommissioning liabilities will be a $115 million increase to income ($67 million net of tax).

            The FASB approved SFAS 142, "Goodwill and Other Intangible Assets," on June 29, 2001. Under SFAS 142, amortization of existing goodwill ceased January 1, 2002. Instead, goodwill is tested for impairment at least on an annual basis - based on the results of the transition analysis and the 2002 annual analysis, no impairment of the Company's goodwill is required. As described above under "Regulatory Plan" the Company recovers transition costs that represent a significant source of cash. The Company is unable to predict how completion of transition cost recovery will affect future goodwill impairment analyses. Prior to the adoption of SFAS 142, the Company amortized about $14 million of goodwill annually. The goodwill balance as of December 31, 2002 and 2001 was $505 million.

            The following table shows what net income would have been if goodwill amortization had been excluded from prior periods:

                                         2002             2001            2000
                                       --------         --------        --------
                                       RESTATED         RESTATED        RESTATED
                                                     (IN THOUSANDS)
Reported net income (loss) ....        $ (5,142)        $ 42,691        $138,114
Add back goodwill amortization               --           14,032          13,984
                                       --------         --------        --------
Adjusted net income (loss) ....        $ (5,142)        $ 56,723        $152,098
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

                                  UTILITY      ACCUMULATED     CONSTRUCTION     OWNERSHIP/
                                   PLANT      PROVISION FOR       WORK IN        LEASEHOLD
GENERATING UNITS                IN SERVICE    DEPRECIATION       PROGRESS        INTEREST
                                ----------    -------------    ------------     ----------
                                                        (IN MILLIONS)
Bruce Mansfield
  Units 2 and 3 .........        $   46.0       $   16.9         $  21.0            18.61%
Beaver Valley Unit 2 ....             3.2            0.2             8.8            19.91%
Davis-Besse .............           222.6           48.9            54.4            48.62%
Perry ...................           338.7           59.9             3.6            19.91%
                                 --------       --------         -------         --------
  Total .................        $  610.5       $  125.9         $  87.8
                                  =======        =======         =======

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

            If FirstEnergy had accounted for employee stock options under the fair value method, a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:


                                              2002           2001            2000
                                             -------        -------        -------
Valuation assumptions:
  Expected option term (years) ....             8.1            8.3            7.6
  Expected volatility .............            23.31%         23.45%         21.77%
  Expected dividend yield .........             4.36%          5.00%          6.68%
  Risk-free interest rate .........             4.60%          4.67%          5.28%
Fair value per option .............          $  6.45        $  4.97        $  2.86
                                             -------        -------        -------


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

         As a result of the reduced market value of FirstEnergy's pension plan assets, it was required to recognize an additional minimum liability as prescribed by SFAS 87 and SFAS 132, "Employers' Disclosures about Pension and Postretirement Benefits," as of December 31, 2002. FirstEnergy's accumulated benefit obligation of $3.438 billion exceeded the fair value of plan assets ($2,889 billion) resulting in a minimum pension liability of $548.6 million. FirstEnergy eliminated its prepaid pension asset of $286.9 million (Company - $18.7 million) and established a minimum liability of $548.6 million (Company - $25.0 million), recording an intangible asset of $78.5 million (Company - $7.6 million) and reducing OCI by $444.2 million (Company - $21.1 million) (recording a related deferred tax asset of $312.8 million (Company - $15.0 million)). The charge to OCI will reverse in future periods to the extent the fair value of trust assets exceed the accumulated benefit obligation. The amount of pension liability recorded as of December 31, 2002, increased due to the lower discount rate and asset returns assumed as of December 31, 2002.

            The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

                                                                                                OTHER
                                                        PENSION BENEFITS               POSTRETIREMENT BENEFITS
                                                   --------------------------        ----------------------------
                                                      2002             2001             2002              2001
                                                   ---------        ---------        ----------        ----------
                                                                          (IN MILLIONS)
Change in benefit obligation:
Benefit obligation as of January 1 ........        $ 3,547.9        $ 1,506.1        $  1,581.6        $    752.0
Service cost ..............................             58.8             34.9              28.5              18.3
Interest cost .............................            249.3            133.3             113.6              64.4
Plan amendments ...........................               --              3.6            (121.1)               --
Actuarial loss ............................            268.0            123.1             440.4              73.3
Voluntary early retirement program ........               --               --                --               2.3
GPU acquisition ...........................            (11.8)         1,878.3             110.0             716.9
Benefits paid .............................           (245.8)          (131.4)            (83.0)            (45.6)
                                                   ---------        ---------        ----------        ----------
Benefit obligation as of December 31 ......          3,866.4          3,547.9           2,070.0           1,581.6
                                                   ---------        ---------        ----------        ----------
Change in fair value of plan assets:
Fair value of plan assets as of January 1 .          3,483.7          1,706.0             535.0              23.0
Actual return on plan assets ..............           (348.9)             8.1             (57.1)             12.7
Company contribution ......................               --               --              37.9              43.3
GPU acquisition ...........................               --          1,901.0                --             462.0
Benefits paid .............................           (245.8)          (131.4)            (42.5)             (6.0)
                                                   ---------        ---------        ----------        ----------
Fair value of plan assets as of December 31          2,889.0          3,483.7             473.3             535.0
                                                   ---------        ---------        ----------        ----------
Funded status of plan .....................           (977.4)           (64.2)         (1,596.7)         (1,046.6)
Unrecognized actuarial loss ...............          1,185.8            222.8             751.6             212.8
Unrecognized prior service cost ...........             78.5             87.9            (106.8)             17.7
Unrecognized net transition obligation ....               --               --              92.4             101.6
                                                   ---------        ---------        ----------        ----------
Net amount recognized .....................        $   286.9        $   246.5        $   (859.5)       $   (714.5)
                                                   =========        =========        ==========        ==========
Consolidated Balance Sheets classification:
Prepaid (accrued) benefit cost ............        $  (548.6)       $   246.5        $   (859.5)       $   (714.5)
Intangible asset ..........................             78.5               --                --                --
Accumulated other comprehensive loss ......            757.0               --                --                --
                                                   ---------        ---------        ----------        ----------
Net amount recognized .....................        $   286.9        $   246.5        $   (859.5)       $   (714.5)
                                                   =========        =========        ==========        ==========
Company's share of net amount recognized ..        $    18.7        $     1.6        $    (56.2)       $   (119.1)
                                                   =========        =========        ==========        ==========
Assumptions used as of December 31:
Discount rate .............................             6.75%            7.25%             6.75%             7.25%
Expected long-term return on plan assets ..             9.00%           10.25%             9.00%            10.25%
Rate of compensation increase .............             3.50%            4.00%             3.50%             4.00%

            FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2002 were computed as follows:

                                                                                                     OTHER
                                                         PENSION BENEFITS                    POSTRETIREMENT BENEFITS
                                                 ----------------------------------      -----------------------------
                                                  2002         2001          2000          2002       2001       2000
                                                 -------     --------      --------      -------     ------     ------
                                                                              (IN MILLIONS)
Service cost...........................          $  58.8     $   34.9      $   27.4      $  28.5     $ 18.3     $ 11.3
Interest cost..........................            249.3        133.3         104.8        113.6       64.4       45.7
Expected return on plan assets.........           (346.1)      (204.8)       (181.0)       (51.7)      (9.9)      (0.5)
Amortization of transition obligation (asset)         --         (2.1)         (7.9)         9.2        9.2        9.2
Amortization of prior service cost.....              9.3          8.8           5.7          3.2        3.2        3.2
Recognized net actuarial loss (gain)...               --           --          (9.1)        11.2        4.9         --
Voluntary early retirement program.....               --          6.1          17.2           --        2.3         --
                                                 -------     --------      --------      -------     ------     ------
Net periodic benefit cost (income).....          $ (28.7)    $  (23.8)     $  (42.9)     $ 114.0     $ 92.4     $ 68.9
                                                 =======     ========      ========      =======     ======     ======
Company's share of net benefit cost....          $   0.7     $   (0.7)     $  (12.7)     $   4.4     $  3.5     $ 15.1
                                                 -------     --------      --------      -------     ------     ------



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

                                          2002          2001          2000
                                        --------      --------      --------
                                                      (IN MILLIONS)
OPERATING REVENUES:
PSA revenues with FES ..........        $  128.2      $  180.9      $     --
Generating units rent with FES .            14.0          14.0            --
Electric sales to CEI ..........           104.0          97.0         106.8
Ground lease with ATSI .........             1.7           1.7           1.9

OPERATING EXPENSES:
Purchased power under PSA ......           319.0         388.0            --
Transmission expenses (including
   ATSI rent) ..................            22.5          17.0           9.4
FirstEnergy support services ...            26.2          23.8          36.0

OTHER INCOME:
Interest income from ATSI ......             3.0           3.0           1.0
Interest income from FES .......             9.7           9.7            --
                                        --------      --------      --------

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

            The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $104.0 million, $97.0 million and $104.0 million in 2002, 2001 and 2000, respectively. This sale is expected to continue through the end of the lease period. (See Note 2.)

      (K) SUPPLEMENTAL CASH FLOWS INFORMATION-

            All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. As of December 31, 2002, cash and cash equivalents included $30 million used to redeem long-term debt in January 2003. Noncash financing and investing activities included capital lease transactions amounting to $1.0 million and $36.1 million in 2001 and 2000, respectively. There were no capital lease transactions in 2002.

            All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt and investments other than cash and cash equivalents as of December 31:

                                                              2002                      2001
                                                      --------------------     -------------------
                                                      CARRYING       FAIR      CARRYING      FAIR
                                                        VALUE        VALUE      VALUE        VALUE
                                                      --------       -----     --------      -----
                                                                      (IN MILLIONS)
Long-term debt ..................................        $730        $772        $889        $937
Investments other than cash and cash equivalents:
   Debt securities

   - Maturity (5-10 years) ......................        $123        $127        $123        $127
   - Maturity (more than 10 years) ..............         278         303         299         296
   Equity securities ............................           2           2           2           2
   All other ....................................         175         175         157         157
                                                         ----        ----        ----        ----
                                                         $578        $607        $581        $582
                                                         ====        ====        ====        ====

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

            The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of the Company, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "All other" in the table above) consist of equity securities, government bonds and corporate bonds. Unrealized gains and losses applicable to the decommissioning trusts have been recognized in OCI in accordance with SFAS 115. Realized gains (losses) are recognized as additions (reductions) to trust asset balances. For the year 2002, net realized losses were approximately $5.0 million and interest and dividend income totaled approximately $5.9 million.

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

            Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                     2002            2001
                                   --------       --------
                                   REVISED
                               (SEE NOTE 1(M))
                                       (IN MILLIONS)
Regulatory transition costs        $  582.1       $  648.1
Loss on reacquired debt ...             3.0            3.2
Other .....................            (6.9)          (9.1)
                                   --------       --------
       Total ..............        $  578.2       $  642.2
                                   ========       ========


      (M) RESTATEMENTS-

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

      Transition Cost Amortization -

            The Company amortizes transition costs, described in Note 1(C) above, using the effective interest method. The amortization schedules originally developed at the beginning of the transition plan in 2001 in applying this method were based on total transition revenues, including revenues designed to recover costs which have not yet been incurred or that were recognized on the regulatory financial statements, but not in the financial statements prepared under GAAP. TE has revised the amortization schedule under the effective interest method to consider only revenues relating to transition regulatory assets recognized on the GAAP balance sheet. The impact of this change will result in higher amortization of these regulatory assets the first several years of the transition cost recovery period, compared with the method previously applied. The change in method results in no change in total amortization of the previously recorded regulatory assets recovered under the transition period through the end of 2007.

      Above-Market Lease Costs -

            In 1997, FirstEnergy Corp. was formed through a merger between OE and Centerior. The merger was accounted for as an acquisition of Centerior, the parent company of TE, under the purchase accounting rules of APB 16. In connection with the reassessment of the accounting for the transition plan, the FirstEnergy reassessed its accounting for the Centerior purchase and determined that above-market lease liabilities should have been recorded at the time of the merger. Accordingly, the Company has restated its financial statements to record additional adjustments associated with the 1997 merger between OE and Centerior to reflect certain above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant, for which TE had previously entered into sale-leaseback arrangements. The Company recorded an increase in goodwill related to the above-market lease costs for Beaver Valley Unit 2 since regulatory accounting for nuclear generating assets had been discontinued prior to the merger date and it was determined that this additional consideration would have increased goodwill at the date of the merger. The corresponding impact of the above-market lease liability for the Bruce Mansfield Plant was recorded as a regulatory asset because regulatory accounting had not been discontinued at that time for the fossil generating assets and recovery of these liabilities was provided under the Company, Regulatory Plan in effect at the time of the merger and subsequently under the transition plan.

            The total above-market lease obligation of $111 million associated with Beaver Valley Unit 2 will be amortized through the end of the lease term in 2017 (approximately $5.7 million annually). The additional goodwill has been recorded effective as of the merger date, and amortization has been recorded through 2001, when goodwill amortization ceased with the adoption of SFAS 142. The total above-market lease obligation of $298 million associated with the Bruce Mansfield Plant is being amortized through the end of 2016 (approximately $18.9 million annually). Before the start of the transition plan in 2001, the regulatory asset would have been amortized at the same rate as the lease obligation resulting in no impact to net income. Beginning in 2001, the unamortized regulatory asset has been included in the Company's revised amortization schedule for regulatory assets and amortized through the end of the recovery period in 2007.

            The Company has reflected the impact of the accounting for the above market lease obligations for the period from the merger in 1997 through 1999 as a cumulative effect adjustment of $4.3 million to retained earnings as of January 1, 2000. The after-tax effect of these items in the years ended December 31, 2002, 2001 and 2000 was as follows:

INCOME STATEMENT EFFECTS
   INCREASE (DECREASE)                               TRANSITION        REVERSAL
                                                        COST           OF LEASE
                                                    AMORTIZATION     OBLIGATIONS(1)       TOTAL
                                                    ------------     --------------       -----
                                                                       (IN THOUSANDS)
Year ended December 31, 2002
   Nuclear operating expenses                         $     --         $ (5,700)        $ (5,700)
   Other operating expenses                                 --          (18,900)         (18,900)
   Provision for depreciation and amortization          28,400           40,200           68,600
   Income taxes                                        (12,559)          (6,372)         (18,931)
                                                      --------         --------         --------
   Total expense                                      $ 15,841         $  9,228         $ 25,069
                                                      ========         ========         ========

   Net income effect                                  $(15,841)        $ (9,228)        $(25,069)
                                                      ========         ========         ========

Year ended December 31, 2001
   Nuclear operating expenses                         $     --         $ (5,700)        $ (5,700)
   Other operating expenses                                 --          (18,900)         (18,900)
   Provision for depreciation and amortization          13,600           33,000           46,600
   Income taxes                                         (5,619)          (3,177)          (8,796)
                                                      --------         --------         --------
   Total expense                                      $  7,981         $  5,223         $ 13,204
                                                      ========         ========         ========

   Net income effect                                  $ (7,981)        $ (5,223)        $(13,204)
                                                      ========         ========         ========


Year ended December 31, 2000
   Nuclear operating expenses                         $     --         $ (5,700)        $ (5,700)
   Other operating expenses                                 --               --               --
   Provision for depreciation and amortization              --            1,600            1,600
   Income taxes                                             --            2,371            2,371
                                                      --------         --------         --------
   Total expense                                      $     --         $ (1,729)        $ (1,729)
                                                      ========         ========         ========

   Net income effect                                  $     --         $  1,729         $  1,729
                                                      ========         ========         ========


(1) The provision for depreciation and amortization in 2001 and 2000 includes goodwill amortization of $1.6 million.

            In addition, the impact of the above market lease obligations increased the following balances in the consolidated balance sheet as of January 1, 2000:

                               (in thousands)
Goodwill                         $  61,990
Regulatory assets                  298,000
                                 ---------
Total assets                     $ 359,990
                                 =========

Other current liabilities        $  24,600
Deferred income taxes              (41,059)
Other deferred credits             372,100
                                 ---------
Total liabilities                $ 355,641
                                 =========

Retained earnings                $   4,349
                                 =========

            The net impact of the adjustments described above for the next five years is expected to reduce net income in 2003 through 2005 and increase net income in 2006 through 2007.

            After giving effect to the restatement, total transition cost amortization (including above market leases) is expected to approximate the following for the years from 2003 through 2007 (in millions).

               2003                          $53
               2004                           71
               2005                           99
               2006                           76
               2007                           75

      Other Unrecorded Adjustments

            This restatement for the years ended December 31, 2002, 2001 and 2000 also includes adjustments that were not previously recognized that principally related to an adjustment to unbilled revenue in 2001 with a corresponding impact in 2002. The net income impact by year was $7.2 million in 2002, $(7.0) million in 2001 and $(0.8) million in 2000.

            The effects of all of the changes in this restatement on the previously reported Consolidated Balance Sheet as of December 31, 2002 and 2001, and the Consolidated Statements of Income and Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000 are as follows:


                                                            2002                          2001                        2000
                                                --------------------------    --------------------------   -------------------------
                                                AS PREVIOUSLY       AS        AS PREVIOUSLY       AS       AS PREVIOUSLY      AS
                                                  REPORTED       RESTATED        REPORTED      RESTATED      REPORTED      RESTATED
                                                -------------   ----------    -------------   ----------   -------------  ----------
                                                                                     (IN THOUSANDS)
    CONSOLIDATED STATEMENTS OF INCOME
OPERATING REVENUES:                             $  987,645      $  996,045     $1,094,903     $1,086,503    $  954,947    $  954,947

EXPENSES:
   Fuel and purchased power                        366,932         366,932        457,444        457,444       159,039       159,039
   Nuclear operating costs                         258,308         252,608        161,532        155,832       178,063       172,363
   Other operating costs                           163,267         141,997        151,244        134,744       156,286       157,686
                                                ----------      ----------     ----------     ----------    ----------    ----------
     Total operation and maintenance expenses      788,507         761,537        770,220        748,020       493,388       489,088
   Provision for depreciation and amortization      93,482         162,082        130,196        176,796       104,914       106,514
   General taxes                                    53,223          53,223         57,810         57,810        90,837        90,837
   Income taxes                                     (2,745)        (17,496)        31,193         17,913        72,394        74,183
                                                ----------      ----------     ----------     ----------    ----------    ----------
     Total expenses                                932,467         959,346        989,419      1,000,539       761,533       760,622
                                                ----------      ----------     ----------     ----------    ----------    ----------

OPERATING INCOME                                    55,178          36,699        105,484         85,964       193,414       194,325

OTHER INCOME                                        13,329          13,329         15,652         15,652         8,669         8,669
                                                ----------      ----------     ----------     ----------    ----------    ----------

INCOME BEFORE NET INTEREST CHARGES                  68,507          50,028        121,136        101,616       202,083       202,994
                                                ----------      ----------     ----------     ----------    ----------    ----------

NET INTEREST CHARGES                                55,170          55,170         58,225         58,925        64,850        64,850
                                                ----------      ----------     ----------     ----------    ----------    ----------

NET INCOME (LOSS)                                   13,337          (5,142)        62,911         42,691       137,233       138,144

PREFERRED STOCK DIVIDEND REQUIREMENT                11,356          10,756         16,135         16,135        16,247        16,247
                                                ----------      ----------     ----------     ----------    ----------    ----------

EARNINGS (LOSS) ON COMMON STOCK                 $    1,981      $  (15,898)    $   46,776     $   26,556    $  120,986    $  121,897
                                                ==========      ==========     ==========     ==========    ==========    ==========

                                                           2002                        2001                        2000
                                                 --------------------------------------------------------------------------------
                                                     AS                         AS                           AS
                                                 PREVIOUSLY        AS        PREVIOUSLY        AS        PREVIOUSLY        AS
                                                  REPORTED      RESTATED      REPORTED      RESTATED      REPORTED      RESTATED
                                                 --------------------------------------------------------------------------------
                                                                                 (IN THOUSANDS)
       CONSOLIDATED BALANCE SHEETS

                  ASSETS

CURRENT ASSETS                                   $  129,462    $  129,462    $  133,833    $  125,433

PROPERTY, PLANT AND EQUIPMENT                     1,031,829     1,031,829       993,152       993,152

INVESTMENTS                                         579,872       579,872       584,810       584,810

DEFERRED CHARGES:
   Regulatory assets                                392,643       578,243       388,846       642,246
   Goodwill                                         445,732       504,522       445,732       504,522
   Other                                             37,686        37,686        25,745        25,745
                                                 ----------    ----------    ----------    ----------
                                                    876,061     1,120,451       860,323     1,172,513
                                                 ----------    ----------    ----------    ----------
                                                 $2,617,224    $2,861,614    $2,572,118    $2,875,908
                                                 ==========    ==========    ==========    ==========

    LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES                              $  628,084    $  681,195    $  546,167    $  570,074

CAPITALIZATION
   Common stockholders' equity                      712,931       682,995       637,665       629,805
   Preferred stock not subject to mandatory
     redemption                                     126,000       126,000       126,000       126,000
   Long-term debt                                   557,265       557,265       646,174       646,174
                                                 ----------    ----------    ----------    ----------
                                                  1,396,196     1,364,460     1,409,839     1,401,979
                                                 ----------    ----------    ----------    ----------
DEFERRED CREDITS:
   Accumulated deferred income taxes                223,087       158,279       213,145       170,364
   Accumulated deferred investment tax credits       29,491        29,255        31,342        31,266
   Nuclear plant decommissioning costs              180,856       179,587       162,426       151,226
   Other                                            159,510       476,710       209,199       550,999
                                                 ----------    ----------    ----------    ----------
                                                    592,944       843,831       616,112       903,855
                                                 ----------    ----------    ----------    ----------
                                                 $2,617,224    $2,861,614    $2,572,118    $2,875,908
                                                 ==========    ==========    ==========    ==========

CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                       $   13,337    $   (5,142)   $   62,911    $   42,691    $  137,233    $  138,144
Adjustments to reconcile net income to net
   cash from operating activities:
   Provision for depreciation and amortization       93,482       162,082       130,196       176,796       104,914       106,514
   Nuclear fuel and lease amortization               11,866        11,866        22,222        22,222        23,881        23,881
   Deferred income taxes, net                        (5,868)      (24,821)       11,897        (1,383)       20,376        22,165
   Investment tax credits, net                       (1,851)       (1,851)       (3,832)       (3,832)       (1,827)       (1,827)
   Receivables                                       13,564         5,164        (9,837)       (1,437)       (6,671)       (6,671)
   Materials and supplies                            (5,582)       (5,582)        8,336         8,336         4,093         4,093
   Accounts payable                                  42,501        40,801        19,744        22,144        13,997        13,997
   Deferred rents and sale/leaseback                     --       (24,600)           --       (24,600)           --        (5,700)
   Other                                             (5,911)       (2,379)      (51,781)      (51,081)      (38,180)      (36,780)
                                                 ----------    ----------    ----------    ----------    ----------    ----------
   Net cash provided from operating activities   $  155,538    $  155,538    $  188,856    $  189,856    $  257,816    $  257,816
                                                 ==========    ==========    ==========    ==========    ==========    ==========
CASH FLOWS FROM FINANCING ACTIVITIES             $  (29,299)   $  (29,299)   $  (97,828)   $  (97,828)   $ (179,515)   $ (179,515)
                                                 ==========    ==========    ==========    ==========    ==========    ==========
CASH FLOWS FROM INVESTING ACTIVITIES             $ (105,853)   $ (105,853)   $  (93,111)   $  (93,111)   $   77,228    $  (77,228)
                                                 ==========    ==========    ==========    ==========    ==========    ==========


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

            As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2002 were approximately $0.2 billion, net of trust cash receipts.)

            Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2002 are summarized as follows:

                                                   2002          2001          2000
------------------------------------------------------------------------------------
                                                             (IN MILLIONS)
Operating leases
   Interest element..........................    $  52.6       $  55.7       $  58.7
   Other.....................................       58.6          52.4          46.2
Capital leases
   Interest element..........................         --           2.5           3.9
   Other.....................................        0.3          14.1          24.1
------------------------------------------------------------------------------------
   Total rentals.............................    $ 111.5       $ 124.7       $ 132.9
====================================================================================


            The future minimum lease payments as of December 31, 2002 are:

                                                             OPERATING LEASES
                                                 --------------------------------------
                                                    LEASE        CAPITAL
                                                  PAYMENTS        TRUST          NET
--------------------------------------------------------------------------------------
                                                              (IN MILLIONS)
2003..........................................    $  111.7       $  36.6      $   75.1
2004..........................................        97.9          24.6          73.3
2005..........................................       104.8          25.3          79.5
2006..........................................       107.8          26.0          81.8
2007..........................................        99.2          22.6          76.6
Years thereafter..............................       908.7         228.2         680.5
--------------------------------------------------------------------------------------
Total minimum lease payments..................    $1,430.1       $ 363.3      $1,066.8
                                                  ========       =======      ========

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

            Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

                                                          2002            2001            2000
------------------------------------------------------------------------------------------------
Restricted common shares granted...................      36,922          133,162         208,400
Weighted average market price .....................     $ 36.04         $  35.68        $  26.63
Weighted average vesting period (years)............         3.2              3.7             3.8
Dividends restricted...............................         Yes                *             Yes
------------------------------------------------------------------------------------------------

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

            Stock option activities under the FE Programs for the past three years were as follows:

                                                            NUMBER OF             WEIGHTED AVERAGE
      STOCK OPTION ACTIVITIES                                OPTIONS               EXERCISE PRICE
------------------------------------------------------------------------------------------------------
Balance, January 1, 2000.............................       2,153,369                  $25.32
(159,755 options exercisable)........................                                   24.87

   Options granted...................................       3,011,584                   23.24
   Options exercised.................................          90,491                   26.00
   Options forfeited.................................          52,600                   22.20
Balance,  December 31, 2000..........................       5,021,862                   24.09
(473,314 options exercisable)........................                                   24.11

   Options granted...................................       4,240,273                   28.11
   Options exercised.................................         694,403                   24.24
   Options forfeited.................................         120,044                   28.07
Balance, December 31, 2001...........................       8,447,688                   26.04
(1,828,341 options exercisable)......................                                   24.83

   Options granted...................................       3,399,579                   34.48
   Options exercised.................................       1,018,852                   23.56
   Options forfeited.................................         392,929                   28.19
Balance,  December 31, 2002..........................      10,435,486                   28.95
(1,400,206 options exercisable)......................                                   26.07

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

            The preferred dividend rates on the Company's Series A and Series B shares fluctuate based on prevailing interest rates and market conditions. The dividend rates for both issues averaged 7% in 2002.

            The Company has five million authorized and unissued shares of $25 par value preference stock.

      (D)   LONG-TERM DEBT-

            The Company has a first mortgage indenture under which it issues from time to time first mortgage bonds, secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company has various debt covenants under its financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios. There also exists cross-default provisions among financing arrangements of FirstEnergy and the Company.

            Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                                             (IN MILLIONS)
         ----------------------------------------------------------------
         2003..............................................        $189.4
         2004..............................................         268.7
         2005..............................................          31.6
         2006..............................................            --
         2007..............................................          30.0
         ----------------------------------------------------------------

            Included in the table above are amounts for various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. These amounts are $73 million, $54 million and $32 million in 2003, 2004 and 2005, respectively, which represents the next date at which the debt holders may exercise this provision.

            The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $68.0 million and a noncancelable municipal bond insurance policy of $51.1 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit or policy, the Company is entitled to a credit against its obligation to repay those bonds. The Company pays an annual fee of 1.00% of the amounts of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

            The Company and CEI have unsecured letters of credit of approximately $215.9 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in April 2005. The Company and CEI are jointly and severally liable for the letters of credit (see Note 2).

      (E)   COMPREHENSIVE INCOME-

            Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy. As of December 31, 2002, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $21.1 million and unrealized losses of $(5,997).

4.    SHORT-TERM -BORROWINGS:

            The Company may borrow from its affiliates on a short-term basis. As of December 31, 2002, the Company had total short-term borrowings of $149.7 million from its affiliates. The average interest rate on short-term borrowings outstanding as of December 31, 2002 and 2001, were 1.8% and 3.6%, respectively.

5.    COMMITMENTS AND CONTINGENCIES:

      (A)   CAPITAL EXPENDITURES-

            The Company's current forecast reflects expenditures of approximately $169 million for property additions and improvements from 2003-2007, of which approximately $54 million is applicable to 2003. Investments for additional nuclear fuel during the 2003-2007 period are estimated to be approximately $34 million, of which approximately $12 million applies to 2003. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $40 million and $19 million, respectively, as the nuclear fuel is consumed.

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

            The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $263.4 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $14.6 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

            The Company has been named as a "potentially responsible party"
(PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2002, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has total accrued liabilities aggregating approximately $0.2 million as of December 31, 2002.

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

      (D)   OTHER LEGAL PROCEEDINGS-

            Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against FirstEnergy and its subsidiaries. The most significant applicable to the Company are described above.

6.    SALE OF GENERATING ASSETS:

            In November 2001, FirstEnergy reached an agreement to sell four coal-fired power plants totaling 2,535 MW to NRG Energy Inc. The proposed sale had included the 648 MW Bay Shore Plant owned by the Company. On August 8, 2002, FirstEnergy notified NRG that it was canceling the agreement because NRG stated that it could not complete the transaction under the original terms of the agreement. FirstEnergy also notified NRG that FirstEnergy reserves the right to pursue legal action against NRG, its affiliate and its parent, Xcel Energy, for damages, based on the anticipatory breach of the agreement. On February 25, 2003, the U.S. Bankruptcy Court in Minnesota approved FirstEnergy's request for arbitration against NRG.

            In December 2002, FirstEnergy decided to retain ownership of these plants after reviewing other bids it subsequently received from other parties who had expressed interest in purchasing the plants. Since FirstEnergy did not execute a sales agreement by year-end, the Company reflected approximately $13 million ($8 million net of tax) of previously unrecognized depreciation and other transaction costs in the fourth quarter of 2002 related to these plants from November 2001 through December 2002 on its Consolidated Statement of Income.

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

      FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB 51"

            In January 2003, the FASB issued this interpretation of ARB No. 51, "Consolidated Financial Statements". The new interpretation provides guidance on consolidation of variable interest entities (VIEs), generally defined as certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This Interpretation requires an enterprise to disclose the nature of its involvement with a VIE if the enterprise has a significant variable interest in the VIE and to consolidate a VIE if the enterprise is the primary beneficiary. VIEs created after January 31, 2003 are immediately subject to the provisions of FIN 46. VIEs created before February 1, 2003 are subject to this interpretation's provisions in the first interim or annual reporting period beginning after June 15, 2003 (TE's third quarter of 2003). The FASB also identified transitional disclosure provisions for all financial statements issued after January 31, 2003.

            TE currently has transactions which may fall within the scope of this interpretation and which are reasonably possible of meeting the definition of a VIE in accordance with FIN 46. TE currently consolidates the majority of these entities and believes it will continue to consolidate following the adoption of FIN 46. One of these entities TE is currently consolidating is the Shippingport Capital Trust, which reacquired a portion of the off-balance sheet debt issued in connection with the sale and leaseback of its interest in the Bruce Mansfield Plant. Ownership of the trust includes a 4.85 percent interest by nonaffiliated parties and a 0.34 percent equity interest by Toledo Edison Capital Corp., a majority owned subsidiary.

      SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

            In May 2003, the FASB issued SFAS 150, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, certain financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective at the beginning of the first interim period beginning after June 15, 2003 (TE's third quarter of 2003) for all other financial instruments.

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

      EITF Issue No. 01-08, "Determining whether an Arrangement Contains a
      Lease"

            In May 2003, the EITF reached a consensus regarding when arrangements contain a lease. Based on the EITF consensus, an arrangement contains a lease if (1) it identifies specific property, plant or equipment (explicitly or implicitly), and (2) the arrangement transfers the right to the purchaser to control the use of the property, plant or equipment. The consensus will be applied prospectively to arrangements committed to, modified or acquired through a business combination, beginning in the third quarter of 2003. TE is currently assessing the new EITF consensus and has not yet determined the impact on its financial position or results of operations following adoption.

8.    SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

            The following summarizes certain consolidated operating results by quarter for 2002 and 2001.

    THREE MONTHS ENDED             MARCH 31, 2002(a)         JUNE 30, 2002(a)      SEPTEMBER 30, 2002(a)    DECEMBER 31, 2002(a)
--------------------------------------------------------------------------------------------------------------------------------
                                    AS                        AS                      AS                      AS
                                PREVIOUSLY       AS       PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY       AS
                                 REPORTED     RESTATED     REPORTED    RESTATED    REPORTED    RESTATED    REPORTED     RESTATED
                                 --------     --------     --------    --------    --------    --------    --------     --------
                                                                          (IN MILLIONS)
Operating Revenues               $  244.1     $  252.6     $  250.3    $  250.3    $  269.9    $  269.9    $  223.3     $  223.3
Operating Expenses and Taxes        234.5        241.9        216.2       222.7       244.8       251.7       236.9        243.1
Operating Income (Loss)               9.6         10.7         34.1        27.6        25.1        18.2       (13.6)       (19.8)
--------------------------------------------------------------------------------------------------------------------------------
Other Income                          4.4          4.3          3.7         3.7         4.0         4.0         1.1          1.2
Net Interest Charges                 14.7         14.7         14.8        14.9        14.5        14.5        11.2         11.1
Net Income (Loss)                $   (0.7)    $    0.3     $   23.0    $   16.5    $   14.6    $    7.7    $  (23.7)    $  (29.7)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Applicable to
   Common Stock                  $   (5.4)    $   (4.4)    $   20.8    $   14.3    $   12.4    $    5.5    $  (25.8)    $  (31.4)
================================================================================================================================


    THREE MONTHS ENDED            MARCH 31, 2001(a)       JUNE 30, 2001(a)      SEPTEMBER 30, 2001(a)   DECEMBER 31, 2001(a)
----------------------------------------------------------------------------------------------------------------------------
                                   AS                      AS                      AS                      AS
                               PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS      PREVIOUSLY      AS
                                REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED    REPORTED    RESTATED
                                --------    --------    --------    --------    --------    --------    --------    --------
                                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues              $  271.6    $  271.6    $  263.0    $  263.0    $  306.5    $  306.5    $  253.8    $  245.4
Operating Expenses and Taxes       243.3       246.6       229.6       232.9       278.9       282.2       237.6       238.8
Operating Income                    28.3        25.0        33.4        30.1        27.6        24.3        16.2         6.6
Other Income                         3.8         3.8         2.2         2.2         3.9         3.9         5.7         5.7
----------------------------------------------------------------------------------------------------------------------------
Net Interest Charges                15.9        15.9        12.6        12.6        15.1        15.1        14.6        15.3
Net Income (Loss)               $   16.2    $   12.9    $   23.0    $   19.7    $   16.4    $   13.1    $    7.3    $   (3.0)
----------------------------------------------------------------------------------------------------------------------------
Earnings on common Stock        $   12.2    $    8.9    $   18.9    $   15.6    $   12.4    $    9.1    $    3.3    $   (7.0)
============================================================================================================================

(a) See Note 1(M) for discussion of restated financial data. The changes are principally based on the impact of the revised transition cost amortization and above market rates. In addition, the other adjustments discussed in Note 1(M) increased (decreased) net income for the quarterly periods as follows: (in millions)


                                   2002      2001
                                   ----      ----

March 31                            6.9        --
December 31                         0.3      (7.0)

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of The Toledo Edison Company:

In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of The Toledo Edison Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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