Form 10-K, Exhibit 13
period 2003-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2004-03-15
CIK 20947, 77278, 352049, 73960, 53456, 65350, 77227, 1031296

THE CLEVELAND ELECTRIC
                              ILLUMINATING COMPANY

                       2003 ANNUAL REPORT TO STOCKHOLDERS



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







Contents                                                            Page
--------                                                            ----

Selected Financial Data......................................         1
Management's Discussion and Analysis.........................        2-13
Consolidated Statements of Income............................        14
Consolidated Balance Sheets..................................        15
Consolidated Statements of Capitalization....................       16-17
Consolidated Statements of Common Stockholder's Equity.......        18
Consolidated Statements of Preferred Stock...................        18
Consolidated Statements of Cash Flows........................        19
Consolidated Statements of Taxes.............................        20
Notes to Consolidated Financial Statements...................       21-39
Report of Independent Auditors...............................        40



                                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                      SELECTED FINANCIAL DATA



                                                2003           2002           2001            2000           1999
---------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues......................     $1,720,784      $1,843,671     $2,064,622     $1,890,339      $1,864,954
                                             ==========      ==========     ==========     ==========      ==========

Operating Income........................     $  255,148      $  306,152     $  354,422     $  397,568      $  405,640
                                             ==========      ==========     ==========     ==========      ==========

Income Before Cumulative Effect
   of Accounting Change.................     $  197,033      $  136,952     $  177,905     $  210,424      $  204,963
                                             ==========      ==========     ==========     ==========      ==========

Net Income..............................     $  239,411      $  136,952     $  177,905     $  210,424      $  204,963
                                             ==========      ==========     ==========     ==========      ==========

Earnings on Common Stock................     $  231,885      $  121,262     $  153,067     $  189,581      $  171,439
                                             ==========      ==========     ==========     ==========      ==========

Total Assets............................     $6,773,448      $6,510,243     $6,526,596     $6,756,921      $6,189,261
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder's Equity.............     $1,778,827      $1,200,001     $1,082,041     $1,095,874      $  990,177
Preferred Stock-
   Not Subject to Mandatory Redemption..         96,404          96,404        141,475        238,325         238,325
   Subject to Mandatory Redemption......             --         105,021        106,288         26,105         116,246
Long-Term Debt..........................      1,884,643       1,975,001      2,156,322      2,634,692       2,682,795
                                             ----------      ----------     ----------     ----------      ----------
Total Capitalization....................     $3,759,874      $3,376,427     $3,486,126     $3,994,996      $4,027,543
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION RATIOS:
Common Stockholder's Equity.............           47.3%           35.5%          31.0%          27.4%           24.6%
Preferred Stock-
   Not Subject to Mandatory Redemption..            2.6             2.9            4.1            6.0             5.9
   Subject to Mandatory Redemption......           --               3.1            3.0            0.6             2.9
Long-Term Debt..........................           50.1            58.5           61.9           66.0            66.6
                                                  -----           -----          -----          -----           -----
Total Capitalization....................          100.0%          100.0%         100.0%         100.0%          100.0%
                                                  =====           =====          =====          =====           =====

DISTRIBUTION KILOWATT-HOUR
DELIVERIES (Millions):
Residential.............................          5,216           5,370          5,061          5,061           5,278
Commercial..............................          4,690           4,628          4,907          6,656           6,509
Industrial..............................          8,908           8,921          9,593          8,320           8,069
Other...................................            169             167            166            167             166
                                                 ------          ------         ------         ------          ------
Total...................................         18,983          19,086         19,727         20,204          20,022
                                                 ======          ======         ======         ======          ======

CUSTOMERS SERVED:
Residential.............................        669,337         677,095        673,852        667,115         667,954
Commercial..............................         80,596          71,893         70,636         69,103          69,954
Industrial..............................          2,318           4,725          4,783          4,851           5,090
Other...................................            286             289            292            307             223
                                                -------         -------        -------        -------         -------
Total...................................        752,537         754,002        749,563        741,376         743,221
                                                =======         =======        =======        =======         =======


Number of Employees.....................            949             974          1,025          1,046           1,694



                   THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                           MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION


           This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), adverse regulatory or legal decisions and the outcome of governmental investigations, availability and cost of capital, the continuing availability and o peration of generating units, the inability of the Davis-Besse Nuclear Power Station to restart (including because of an inability to obtain a favorable final determination from the Nuclear Regulatory Commission) in Spring 2004, inability to accomplish or realize anticipated benefits from strategic goals, the ability to improve electric commodity margins and to experience growth in the distribution business, the ability to access the public securities market, further investigation into the causes of the August 14, 2003, regional power outage and the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to the outage, a denial of or material change to the Company's Application related to its Rate Stabilization Plan, and other similar factors.


Restatements
------------

           We restated our consolidated financial statements for the three years ended December 31, 2002 to reflect a change in the method of amortizing costs being recovered under the Ohio transition plan and to recognize above-market liabilities of certain leased generation facilities. Financial comparisons described below reflect the effect of these restatements and reclassifications on 2002 financial results.

Results of Operations
---------------------

           Earnings on common stock in 2003 increased 91.2% to $231.9 million from $121.3 million in 2002. The increase in earnings in 2003 was due primarily to a gain of $74.7 million, net of tax, representing net proceeds from the settlement of our claim against NRG Energy, Inc. relating to the terminated sale of three of our fossil power plants (see Note 6). Also contributing to the increase in earnings was a $42.4 million gain from the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) 143, "Accounting for Asset Retirement Obligations." Excluding these gains, earnings on common stock decreased $6.4 million or 5%, in 2003. The decrease resulted primarily from lower operating revenues, which were partially offset by lower operating expenses, net interest charges and preferred stock dividend requirements. Earnings on common stock in 2002 decreased 20.8% to $121.3 million in 2002 from $153.1 million in 2001. The earnings decrease in 2002 primarily resulted from lower operating revenues, which was partially offset by lower operating expenses, net interest charges and preferred stock dividend requirements.

           Operating revenues decreased $122.9 million or 6.7% in 2003 compared with 2002. The lower revenues were due to milder weather and increased sales by alternative suppliers. Kilowatt-hour sales to retail customers declined by 13.6% in 2003 from the prior year, with declines in all customer sectors (residential, commercial and industrial), resulting in a $56.0 million reduction in generation sales revenue. Kilowatt-hour sales of electricity by alternative suppliers in our franchise area increased by 9 percentage points in 2003 from last year. Further decreasing operating revenues were Ohio transition plan incentives, provided to customers to encourage switching to alternative energy providers - $30.1 million of additional credits were provided to customers in 2003 compared with 2002. These revenue reductions are deferred for future recovery under our transition plan and do not materially affect current period earnings. Sales revenues from wholesale customers (primarily FirstEnergy Solutions (FES), an affiliated company) decreased by $25.8 million in 2003 compared with 2002. The lower sales resulted from reductions in available nuclear generation of 17.2% in 2003 compared to 2002. Available generation decreased due to the extended outage of Davis-Besse and generating capacity removed from service due to additional nuclear refueling activities in 2003 compared to 2002.

           Operating revenues decreased $221.0 million or 10.7% in 2002 compared with 2001. The lower revenues reflected the effects of a sluggish national economy on our service area, shopping by Ohio customers for alternative energy providers and decreases in wholesale revenues. Retail kilowatt-hour sales declined by 23.9% in 2002 from the prior year, with declines in all customer sectors (residential, commercial and industrial), resulting in a $123.0 million reduction in generation sales revenue. Our lower generation kilowatt-hour sales resulted primarily from customer choice in Ohio. Sales of electric generation by alternative suppliers as a percent of total sales delivered in our franchise area increased to 31.5% in 2002 from 12.9% in 2001, while our share of electric generation sales in our franchise areas decreased by 18.6% compared to the prior year. Distribution deliveries decreased 3.3% in 2002 compared with 2001, which decreased revenues from electricity throughput by $18.9 million in 2002 from the prior year. The lower distribution deliveries resulted from the effect that continued sluggishness in the economy had on demand by commercial and industrial customers which was offset in part by the additional residential demand due to warmer summer weather. Customer shopping incentives further reduced operating revenues $43.4 million in 2002 from the prior year. Sales revenues from wholesale customers decreased by $43.8 million in 2002 compared to 2001, due to lower kilowatt-hour sales. The reduced kilowatt-hour sales resulted from lower sales to FES, reflecting the extended outage at Davis-Besse.

           Changes in electric generation sales and distribution deliveries in 2003 and 2002, compared to the prior year, are summarized in the following table:

 Changes in KWH Sales                        2003               2002
 ---------------------------------------------------------------------
   Increase (Decrease)
 Electric Generation:
   Retail................................   (13.6)%            (23.9)%
   Wholesale.............................   (12.4)%            (12.8)%
----------------------------------------------------------------------
 Total Electric Generation Sales.........   (13.0)%            (18.9)%
 =====================================================================
 Distribution Deliveries:
   Residential...........................    (2.9)%              6.1%
   Commercial and industrial.............     0.4%              (6.6)%
----------------------------------------------------------------------
 Total Distribution Deliveries...........    (0.5)%             (3.3)%
 =====================================================================


       Operating Expenses and Taxes

           Total operating expenses and taxes decreased by $71.9 million in 2003 and by $172.7 million in 2002 from 2001. The following table presents changes from the prior year by expense category.


  Operating Expenses and Taxes - Changes            2003         2002
  ---------------------------------------------------------------------
    Increase (Decrease)                                 (In millions)
  Fuel and purchased power.....................    $  8.2      $(181.2)
  Nuclear operating costs......................      33.7         98.7
  Other operating costs........................     (42.9)        16.5
  --------------------------------------------------------------------
    Total operation and maintenance expenses...      (1.0)       (66.0)

  Provision for depreciation and amortization..     (46.4)       (59.7)
  General taxes................................     (11.4)         2.9
  Income taxes.................................     (13.1)       (49.9)
  ---------------------------------------------------------------------
    Total operating expenses and taxes.........    $(71.9)     $(172.7)
-----------------------------------------------------------------------


           Higher fuel and purchased power costs in 2003 resulted from an increase in purchased power costs partially offset by lower fuel costs from reduced nuclear generation. Higher purchased power costs primarily reflect increased unit costs partially offset by lower power purchases from FES in 2003 compared to 2002. Increased nuclear costs resulted from unplanned work performed during the Perry Plant's 56-day nuclear refueling outage (44.85% ownership) in the Spring of 2003, and the Beaver Valley Unit 2 28-day refueling outage (24.47% ownership) in the third quarter of 2003, compared with the 24-day refueling outage at Beaver Valley Unit 2 in the first quarter of 2002. Lower other operating costs in 2003 reflect lower employee costs -- specifically the absence of short-term incentive compensation and reduced health care costs.

           Lower fuel and purchased power costs in 2002 resulted from a $177.0 million reduction in power purchased from FES, reflecting lower kilowatt-hours purchased due to reduced kilowatt-hour sales and lower unit prices. Nuclear operating costs increased $98.7 million in 2002, primarily due to approximately $59.1 million of incremental Davis-Besse maintenance costs related to its extended outage (see Davis-Besse Restoration). The $16.5 million increase in other operating costs resulted principally from higher employee benefit costs.

           The decrease in depreciation and amortization charges in 2003 was primarily attributable to several factors - higher shopping incentive deferrals ($30.1 million), lower charges following the implementation of SFAS 143 ($17.5 million) and lower fossil plant depreciation ($13.6 million) - partially offset by higher transition plan amortization ($17.7 million).

           Charges for depreciation and amortization decreased by $59.7 million in 2002 from 2001 primarily due to higher shopping incentive deferrals and tax-related deferrals under our transition plan, and the cessation of goodwill amortization.

           General taxes decreased $11.4 million in 2003 from 2002 principally due to settled property tax claims.

       Net Interest Charges

           Net interest charges continued to trend lower, decreasing by $29.3 million in 2003 and by $4.6 million in 2002 due to our debt paydown program. Our redemption and refinancing activities during 2003 totaled $416 million and $194 million, respectively, and are expected to result in annualized savings of approximately $39 million.

       Cumulative Effect of Accounting Changes

           Results for 2003 include an after-tax credit to net income of $42.4 million recorded upon adoption of SFAS 143 in January 2003. We identified applicable legal obligations as defined under the new accounting standard for nuclear power plant decommissioning, reclamation of a sludge disposal pond at the Bruce Mansfield Plant, and closure of two coal ash disposal sites. As a result of adopting SFAS 143, asset retirement costs of $49.9 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $6.8 million. The asset retirement obligation
(ARO) liability at the date of adoption was $238.3 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, we had recorded decommissioning liabilities of $242.5 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $72.5 million increase to income, or $42.4 million net of income taxes.

       Preferred Stock Dividend Requirements

           Preferred stock dividend requirements were $8.2 million lower in 2003, compared to the prior year principally due to optional redemptions of preferred stock in 2002. The redemption resulted in a decrease of $9.1 million in 2002. Premiums related to the optional redemptions partially offset the lower dividend requirements.

Capital Resources and Liquidity
-------------------------------

           Through net debt and preferred stock redemptions, we continued to reduce the cost of debt and preferred stock, and improve our financial position in 2003. During 2003, we reduced our total outstanding debt by approximately $490 million, partially funded by a $300 million equity contribution from FirstEnergy. As a result, our common stockholder's equity as a percentage of total capitalization increased to 47% as of December 31, 2003 from 21% at the end of 1997. Over the last six years, we have reduced the average cost of outstanding debt from 8.15% in 1997 to 6.56% in 2003.

       Changes in Cash Position

           As of December 31, 2003, we had $24.8 million of cash and cash equivalents, compared with $30.4 million as of December 31, 2002. Cash and cash equivalents included $25 million received in December 2003 which was included in the NRG settlement claim sold in January 2004 (see Note 6) and $30 million used for the redemption of long-term debt in January 2003 as of December 31, 2003 and 2002, respectively. The major sources for changes in these balances are summarized below.

       Cash Flows from Operating Activities

           Our consolidated net cash from operating activities is provided by our regulated energy services. Net cash provided from operating activities was $364.8 million in 2003, $317.2 million in 2002 and $365.5 million in 2001. Cash flows provided from operating activities are as follows:

    Operating Cash Flows                  2003         2002         2001
    ------------------------------------------------------------------------
                                                   (In millions)

       Cash earnings (1).............    $309.4       $326.5      $ 467.6
       Working capital and other.....      55.4         (9.3)       (102.1)
    ------------------------------------------------------------------------

             Total...................    $364.8       $317.2       $365.5
    ========================================================================

 (1) Includes net income, depreciation and amortization, deferred operating lease costs, deferred income taxes, investment tax credits and major noncash charges.

     Net cash from operating activities increased $48 million in 2003 compared to 2002 as a result of a $65 million reduction in working capital and other requirements partially offset by a $17 million reduction in cash earnings. The largest factor contributing to the working capital and other decrease was an $80 million increase in accrued taxes.

       Cash Flows from Financing Activities

           In 2003, the net cash used for financing activities of $197.9 million primarily reflects the redemptions of debt and preferred stock shown below.

           The following table provides details regarding new issues and redemptions during 2003 and 2002:

 Securities Issued or Redeemed                           2003         2002
 ---------------------------------------------------------------------------
                                                            (In millions)
 New Issues
 ----------
      Pollution Control Notes...................           --         $107.0
      Unsecured Notes...........................         $296.9         --
 ----------------------------------------------------------------------------

 Short-term Borrowings, Net.....................         $ --         $190.9
 ============================================================================

 Redemptions
 -----------
      First Mortgage Bonds......................          550.0        195.0
      Pollution Control Notes...................          111.7         78.7
      Secured Notes.............................           15.0         33.0
      Preferred Stock...........................            1.1        164.7
      Other.....................................            0.4          2.8
 ---------------------------------------------------------------------------
                                                          678.2        474.2
 Short-term Borrowings, Net.....................         $109.2       $ --
 ===========================================================================


           We had about $25.3 million of cash and temporary investments and approximately $188.2 million of short-term indebtedness at the end of 2003. We had the capability to issue approximately $1.1 billion of additional first mortgage bonds (FMB) on the basis of property additions and retired bonds, although unsecured senior note indentures entered into by the Company in 2003 limit our ability to issue secured debt, including FMBs, subject to certain exceptions. We have no restrictions on the issuance of preferred stock. At the end of 2003, our common equity as a percentage of capitalization, including debt relating to assets held for sale, stood at 47% compared to 36% at the end of 2002.

           We have the ability to borrow from our regulated affiliates and FirstEnergy to meet our short-term working capital requirements. FirstEnergy Service Company administers this money pool and tracks surplus funds of FirstEnergy and its regulated subsidiaries. Companies receiving a loan under the money pool agreements must repay the principal amount, together with accrued interest, within 364 days of borrowing the funds. The rate of interest is the same for each company receiving a loan from the pool and is based on the average cost of funds available through the pool. The average interest rate for borrowings in 2003 was 1.47%.

           Our access to capital markets and costs of financing are dependent on the ratings of our securities and that of our holding company, FirstEnergy. The following table shows our securities' ratings following the downgrade by Moody's Investors Service in February 2004. The ratings outlook on all securities is stable.


Ratings of Securities
------------------------------------------------------------------------------
                    Securities            S&P           Moody's          Fitch
------------------------------------------------------------------------------
FirstEnergy       Senior unsecured        BB+             Baa3           BBB-


CEI               Senior secured          BBB-            Baa2           BBB-
                  Senior unsecured        BB+             Baa3           BB
                  Preferred stock         BB              Ba2            BB-
----------------------------------------------------------------------------


           On September 30, 2003, Fitch Ratings lowered the senior unsecured ratings of FirstEnergy to "BBB-" from "BBB." Fitch also lowered the senior secured, senior unsecured, and preferred stock ratings of CEI. Fitch announced that the Rating Outlook is Stable for the securities of FirstEnergy, and all of the securities of its electric utility operating companies. Fitch stated that the changes to the long-term ratings were "driven by the high debt leverage of the parent, FirstEnergy. Despite management's commitment to reduce debt related to the GPU merger, subsequent cash flows have been vulnerable to unfavorable events, slowing the pace of FirstEnergy's debt reduction efforts. The Stable Outlook reflects the success of FirstEnergy's recent common equity offering and management's focus on a relatively conservative integrated utility strategy."

           On December 23, 2003, Standard & Poor's (S&P) lowered its corporate credit ratings on FirstEnergy and its regulated utility subsidiaries to "BBB-" from "BBB" and lowered FirstEnergy's senior unsecured debt rating to "BB+" from "BBB-". CEI's ratings were lowered one notch as well. The ratings were removed from CreditWatch with negative implications, where they had been placed by S&P on August 18, 2003, and the Ratings Outlook returned to Stable. The rating action followed a revision in S&P's assessment of our consolidated business risk profile to `6' from `5' (`1' equals low risk, `10' equals high risk), with S&P citing operational and management challenges as well as heightened regulatory uncertainty for its revision of our business risk assessment score. S&P's rationale for its revisions of the ratings included uncertainty regarding the timing of the Ohio Rate Plan filing (see State Regulatory Matters), the pending final report on the August 14 blackout (see Power Outage), the outcome of the remedial phase of litigation relating to the Sammis plant, and the extended Davis-Besse outage and the related pending subpoena (see Davis-Besse Restoration). S&P further stated that the restart of Davis-Besse and a supportive Ohio Rate Plan extension will be vital positive developments that would aid an upgrade of FirstEnergy's ratings. S&P's reduction of the credit ratings in December 2003 triggered cash and letter-of-credit collateral calls of FirstEnergy in addition to higher interest rates for some outstanding borrowings.

           On February 6, 2004, Moody's downgraded FirstEnergy senior unsecured debt to Baa3 from Baa2. Ratings of the Company were confirmed. Moody's said that FirstEnergy's lower ratings were prompted by: "1) high consolidated leverage with significant holding company debt, 2) a degree of regulatory uncertainty in the service territories in which the company operates, 3) risks associated with investigations of the causes of the August 2003 blackout, and related securities litigation, and 4) a narrowing of the ratings range for the FirstEnergy operating utilities, given the degree to which FirstEnergy increasingly manages the utilities as a single system and the significant financial interrelationship among the subsidiaries."

Cash Flows from Investing Activities

           Net cash used in investing activities totaled $172.5 million in 2003. The net cash used for investing resulted from property additions, which was offset in part by a reduction of the investment in collateralized lease bonds. Expenditures for property additions primarily include expenditures supporting our distribution of electricity and capital expenditures related to Davis-Besse (see Davis-Besse Restoration).

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

Contractual Obligations
-----------------------

           Our cash contractual obligations as of December 31, 2003 that we consider firm obligations are as follows:


Contractual Obligations               Total           2004           2005-2006      2007-2008         Thereafter
-----------------------------------------------------------------------------------------------------------------
                                                                  (In millions)
Long-term debt..................     $2,234            $288            $ 22             $269            $1,655
Short-term borrowings...........        188             188              --               --                --
Preferred stock (1).............          5               1               2                2                --
Capital leases (2)..............          9               1               2                2                 4
Operating leases (2)............        202              27              33               21               121
Purchases (3) ..................        505              66             142              113               184
--------------------------------------------------------------------------------------------------------------
     Total......................     $3,143            $571            $201             $407            $1,964
==============================================================================================================


(1) Subject to mandatory redemption.
(2) Operating lease payments are net of capital trust receipts of $574.6 million (see Note 2).
(3) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.




           Our capital spending for the period 2004-2006 is expected to be about $275 million (excluding nuclear fuel) of which approximately $92 million applies to 2004. Investments for additional nuclear fuel during the 2004-2006 period are estimated to be approximately $61 million, of which about $29 million relates to 2004. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $60 million and $30 million, respectively, as the nuclear fuel is consumed.

Off-Balance Sheet Arrangements

           Obligations not included on our Consolidated Balance Sheet primarily consist of a sale and leaseback arrangement involving the Bruce Mansfield Plant, which is reflected in the operating lease payments disclosed above (see Note 2 - Leases). The present value of these sale and leaseback operating lease commitments, net of trust investments, was $134 million as of December 31, 2003. We sell substantially all of our retail customer receivables, which provided $112 million of off-balance sheet financing as of December 31, 2003.

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



Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-                Fair
Year of Maturity                 2004       2005       2006       2007       2008       after      Total     Value
-------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
Investments Other Than Cash
   and Cash Equivalents-
   Fixed Income...............   $ 10        $44        $45       $ 36        $ 38      $  665     $  838    $  952
   Average interest rate......    7.7%       7.9%       7.8%       7.7%        7.7%        7.1%       7.3%
____________________________________________________________________________________________________________________
Liabilities
--------------------------------------------------------------------------------------------------------------------
Long-term Debt and Other
  Long-Term Obligations:
Fixed rate....................   $288        $10        $12       $129        $140      $1,437     $2,016    $2,226
   Average interest rate .....    7.7%       7.7%       7.7%       7.2%        6.9%        7.1%       7.2%
Variable rate.................                                                          $  218     $  218    $  218
   Average interest rate......                                                             1.7%       1.8%
Preferred Stock Subject to
   Mandatory Redemption.......   $  1        $ 1        $ 1       $  1        $  1                 $    5    $    5
   Average dividend rate......    7.4%       7.4%       7.4%       7.4%        7.4%                   7.4%
Short-term Borrowings.........   $188                                                              $  188    $  188
   Average interest rate......    2.2%                                                                2.2%
-------------------------------------------------------------------------------------------------------------------



Equity Price Risk
-----------------

           Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $188 million and $120 million as of December 31, 2003 and 2002, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $19 million reduction in fair value as of December 31, 2003 (see Note 1(K) -Cash and Financial Instruments)

Outlook
-------

           Beginning in 2001, our customers were able to select alternative energy suppliers. We continue to deliver power to residential homes and businesses through our existing distribution systems, which remain regulated. Customer rates have been restructured into separate components to support customer choice. We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier subject to certain limits. Adopting new approaches to regulation and experiencing new forms of competition have created new uncertainties.

       Regulatory Matters

           In 2001, Ohio customer rates were restructured to establish separate charges for transmission, distribution, transition cost recovery and a generation-related component. When one of our customers elects to obtain power from an alternative supplier, we reduce the customer's bill with a "generation shopping credit," based on the regulated generation component (plus an incentive), and the customer receives a generation charge from the alternative supplier. We have continuing provider of last resort (PLR) responsibility to our franchise customers through December 31, 2005.

           Regulatory assets are costs which have been authorized by the PUCO and the Federal Energy Regulatory Commission for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. Our regulatory assets as of December 2003 and 2002 were $
1.1 billion and $1.2 billion, respectively. All of our regulatory assets are expected to continue to be recovered under the provisions of the transition plan.

           As part of the Ohio transition plan we are obligated to supply electricity to customers who do not choose an alternative supplier. We are also required to provide 400 megawatts (MW) of low cost supply to unaffiliated alternative suppliers who serve customers within our service area. Our competitive retail sales affiliate, FES, acts as an alternate supplier for a portion of the load in our franchise area.

           On October 21, 2003, FirstEnergy's regulated subsidiaries filed an application with the PUCO to establish generation service rates beginning January 1, 2006, in response to expressed concerns by the PUCO about price and supply uncertainty following the end of the market development period. The filing included two options:

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

           o Extension of the transition cost amortization period from 2008 to July 2009;

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

           Restart activities include both hardware and management issues. In addition to refurbishment and installation work at the plant, we made significant management and human performance changes with the intent of re-establishing the proper safety culture throughout the workforce. Work was completed on the reactor head during 2002 and efforts continued in 2003 to focus on design enhancements to the unit's reliability and performance. We also accelerated maintenance work that had been planned for future refueling and maintenance outages. We installed a state-of-the-art leak-detection system around the reactor, as well as modified high-pressure injection pumps. Testing of the bottom of the reactor for leaks was completed in October 2003 and no indication of leakage was discovered. The focus of activities now involves management and human performance issues. As a result, incremental maintenance and capital expenditures declined in 2003 as emphasis shifted to performance issues; replacement power costs were higher in 2003. We anticipate that Davis-Besse will be ready for restart in the first quarter of 2004. The NRC must authorize restart of the plant following its formal inspection process before the unit can be returned to service. Delays in Davis-Besse's return to service contributed to S&P's reduction in our credit rating in the fourth quarter of 2003 (see Cash Flows from Financing Activities).

       Incremental costs associated with the extended Davis-Besse outage (CEI's share - 51.38%) for 2003 and 2002 were as follows:

Costs of Davis-Besse                                                 Increase
Extended Outage                      2003              2002         (Decrease)
-----------------------------------------------------------------------------
                                                  (In millions)
Incremental Expense
  Replacement power..............    $196              $120             $ 76
  Maintenance....................      93               115              (22)
----------------------------------------------------------------------------
      Total......................    $289              $235             $ 54
============================================================================

Incremental Net of Tax Expense...    $170              $138              $32
============================================================================

Capital Expenditures.............    $ 21              $ 63             $(42)
============================================================================


           FirstEnergy anticipates spending $10 million in 2004 for remaining non-capital restart activities, expected NRC inspection activities after Davis-Besse's return to service and other related activities. No additional capital expenditures related to the restoration are expected. Replacement power costs are expected to be $15-20 million per month during the remaining period of the outage. FirstEnergy has hedged the on-peak replacement energy supply for Davis-Besse for the expected length of the outage. If there are significant delays in the NRC approval process, replacement power costs will continue to be incurred, adversely affecting our cash flows and results of operations.

       Environmental Matters

           We believe we are in material compliance with current sulfur dioxide
(SO2) and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. Various regulatory and judicial actions have since sought to further define NOx reduction requirements. We continue to evaluate our compliance plans and other compliance options.

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

           We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have accrued liabilities aggregating approximately $2 million as of December 31, 2003. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

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

           We cannot currently estimate the financial impact of climate change policies although the potential restrictions on carbon dioxide (CO2) emissions could require significant capital and other expenditures. However, the CO2 emissions per kilowatt-hour of electricity generated by the Company is lower than many regional competitors due to the Company's diversified generation sources which include non-CO2 emitting nuclear generators.

       Power Outage

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

       Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on the costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Ohio, a significant amount of regulatory assets have been recorded - $1.1 billion as of December 31, 2003. We regularly review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

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

           Plan amendments to retirement health care benefits in 2003 and 2002, related to changes in benefits provided and cost-sharing provisions, which reduced FirstEnergy's obligation by $123 and $121 million, respectively. In early 2004, FirstEnergy announced that it would amend the benefit provisions of its health care benefits plan and both employees and retirees would share in more of the benefit costs.

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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, our accrued pension costs as of June 30, 2003 decreased by $17 million. The corresponding adjustment related to this change increased other comprehensive income and deferred income taxes and decreased the payable to associated companies.

           Due to the increased market value of our pension plan assets, we reduced our minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $12 million, recording a decrease of $4 million in an intangible asset and crediting OCI by $5 million (offsetting previously recorded deferred tax benefits by $3 million). The remaining balance in OCI of $25 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $33 million as of December 31, 2003.

           Based on pension assumptions and pension plan assets as of December 31, 2003, FirstEnergy will not be required to fund their pension plans in 2004. However, health care cost trends have significantly increased and will affect future OPEB costs. FirstEnergy's pension and OPEB expenses in 2004 are expected to decrease by $38 million and $34 million, respectively. These reductions reflect the actual performance of pension plan assets and amendments to the health care benefits plan announced in early 2004 which result in employees and retirees sharing more of the benefit costs. The reduction in OPEB costs for 2004 does not reflect the impact of the new Medicare law signed by President Bush in December 2003 due to uncertainties regarding some of its new provisions (see
Note 1(I)). The 2003 and 2002 composite health care trend rate assumptions are approximately 10%-12% gradually decreasing to 5% in later years. In determining their trend rate assumptions, FirstEnergy included the specific provisions of their health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in their health care plans, and projections of future medical trend rates. The effect on FirstEnergy's pension and OPEB costs and liabilities from changes in key assumptions are as follows:

Increase in Costs from Adverse Changes in Key Assumptions
------------------------------------------------------------------------------
Assumption                       Adverse Change        Pension    OPEB   Total
------------------------------------------------------------------------------
                                                             (In millions)
Discount rate................    Decrease by 0.25%      $ 10       $ 5    $ 15
Long-term return on assets...    Decrease by 0.25%      $  8       $ 1    $  9
Health care trend rate.......    Increase by 1%           na       $26    $ 26

Increase in Minimum Liability
-----------------------------
Discount rate................    Decrease by 0.25%      $104        na    $104
-------------------------------------------------------------------------------


       Ohio Transition Cost Amortization

           In connection with our Ohio transition plan, the PUCO determined allowable transition costs based on amounts recorded on our regulatory books. These costs exceeded those deferred or capitalized on our balance sheet prepared under GAAP since they included certain costs which have not yet been incurred or that were recognized on the regulatory financial statements (fair value purchase accounting adjustments). We use an effective interest method for amortizing transition costs, often referred to as a "mortgage-style" amortization. The interest rate under this method is equal to the rate of return authorized by the PUCO in the transition plan. In computing the transition cost amortization, we include only the portion of the transition revenues associated with transition costs included on the balance sheet prepared under GAAP. Revenues collected for the off balance sheet costs and the return associated with these costs are recognized as income when received.

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

       Goodwill

           In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment were indicated, we would recognize a loss - calculated as the difference between the implied fair value of our goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2003, we had approximately $1.7 billion of goodwill.

       Nuclear Decommissioning

           In accordance with SFAS No. 143, we recognize an ARO for the future decommissioning of our nuclear power plants. The ARO liability represents an estimate of the fair value of our current obligation related to nuclear decommissioning and the retirement of other assets. A fair value measurement inherently involves uncertainty in the amount and timing of settlement of the liability. We used an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. This approach applies probability weighting to discounted future cash flow scenarios that reflect a range of possible outcomes. The scenarios consider settlement of the ARO at the expiration of the nuclear power plants' current license and settlement based on an extended license term.

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

           We currently have transactions with entities in connection with sale and leaseback arrangements which fall within the scope of this interpretation and which meet the definition of a VIE in accordance with FIN 46R. In 1997, the Company and The Toledo Edison Company (TE), an affiliated company, established the Shippingport Capital Trust (Shippingport) to purchase all of the lease obligation bonds issued by the owner trusts in the Bruce Mansfield Plant sale and leaseback transactions. Prior to the adoption of FIN 46R, the assets and liabilities of the trust were included on a proportionate basis in the financial statements of the Company and TE. Upon adoption of FIN 46R, we were determined to be the primary beneficiary of Shippingport, and therefore consolidated the entire trust as of December 31, 2003. As a result, Shippingport's note payable to TE of approximately $208 million ($9 million current) is recognized as long-term debt on our Consolidated Balance Sheets.

           In reviewing the sale and leaseback arrangements, the Company also evaluated its interest in the owner trusts that acquired interests in the Bruce Mansfield Plant. The Company was determined not to be the primary beneficiary of any of these owner trusts and was therefore not required to consolidate these entities. The leases are accounted for as operating leases in accordance with GAAP and their related obligations are disclosed in Note 2.

           As described in Note 3(F), we created a statutory business trust to issue trust preferred securities in the amount of $100 million. Application of the guidance in FIN 46R resulted in the holders of the preferred securities being considered the primary beneficiaries of these trusts. Therefore, we have deconsolidated the trust and recognized an equity investment in the trust of $3 million and subordinated debentures to the trust of $103 million as of December 31, 2003.

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

           Upon adoption of SFAS 150, effective July 1, 2003, we reclassified as debt the preferred stock subject to mandatory redemption with a carrying value of approximately $5 million as of December 31, 2003. Dividends on preferred stock subject to mandatory redemption on our Consolidated Statements of Income, which were not included in net interest charges prior to the adoption of SFAS 150, are now included in net interest charges for the six months ended December 31, 2003.

       SFAS 143, "Accounting for Asset Retirement Obligations"

           In January 2003, we implemented SFAS 143 which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. See Notes 1(F) and 1(M) for further discussions of SFAS 143.

       EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"

           In November 2003, the EITF reached consensus that certain quantitative and qualitative disclosures are required for debt and equity securities classified as available-for-sale or held-to-maturity. The guidance requires the disclosure of the aggregate amount of unrealized losses and the aggregate related fair value for investments with unrealized losses that have not been recognized as other-than-temporary impairments. We adopted the disclosure requirements of EITF Issue No. 03-1 as of December 31, 2003 (See Note 1(K)).




                                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                 CONSOLIDATED STATEMENTS OF INCOME




For the Years Ended December 31,                                       2003           2002             2001
--------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)

OPERATING REVENUES (Note 1(J))..............................       $1,720,784       $1,843,671      $2,064,622
                                                                   ----------       ----------      ----------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power (Note 1(J)).....................          595,279          587,108         768,306
   Nuclear operating costs (Note 1(J))......................          240,971          207,313         108,587
   Other operating costs (Note 1(J))........................          236,408          279,242         262,745
                                                                   ----------       ----------      ----------
     Total operation and maintenance expenses...............        1,072,658        1,073,663       1,139,638
   Provision for depreciation and amortization..............          198,307          244,727         304,417
   General taxes............................................          136,434          147,804         144,948
   Income taxes.............................................           58,237           71,325         121,197
                                                                   ----------       ----------      ----------
     Total operating expenses and taxes.....................        1,465,636        1,537,519       1,710,200
                                                                   ----------       ----------      ----------

OPERATING INCOME............................................          255,148          306,152         354,422

OTHER INCOME (Note 6).......................................           97,785           15,971          13,292
                                                                   ----------       ----------      ----------

INCOME BEFORE NET INTEREST CHARGES..........................          352,933          322,123         367,714
                                                                   ----------       ----------      ----------

NET INTEREST CHARGES:
   Interest on long-term debt...............................          157,967          179,140         191,695
   Allowance for borrowed funds used during
     construction...........................................           (8,232)          (4,331)         (2,293)
   Other interest expense...................................            1,665            1,462              32
   Subsidiary's preferred stock dividend requirements.......            4,500            8,900             375
                                                                   ----------       ----------      ----------
   Net interest charges.....................................          155,900          185,171         189,809
                                                                   ----------       ----------      ----------

INCOME BEFORE CUMULATIVE EFFECT
   OF ACCOUNTING CHANGE.....................................          197,033          136,952         177,905

Cumulative effect of accounting change (net of income
   taxes of $30,168,000) (Note 1(M))........................           42,378               --              --
                                                                   ----------       ----------      ----------

NET INCOME..................................................          239,411          136,952         177,905

PREFERRED STOCK DIVIDEND
   REQUIREMENTS.............................................            7,526           15,690          24,838
                                                                   ----------       ----------      ----------

EARNINGS ON COMMON STOCK....................................       $  231,885       $  121,262      $  153,067
                                                                   ==========       ==========      ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                      CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                        2003             2002
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $4,232,335       $4,045,465
   Less-Accumulated provision for depreciation....................................      1,857,588        1,778,085
                                                                                       ----------       ----------
                                                                                        2,374,747        2,267,380
                                                                                       ----------       ----------
   Construction work in progress-
     Electric plant...............................................................        159,897          153,104
     Nuclear fuel.................................................................         21,338           45,354
                                                                                       ----------       ----------
                                                                                          181,235          198,458
                                                                                       ----------       ----------
                                                                                        2,555,982        2,465,838
                                                                                       ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Investment in lessor notes (Note 2)............................................        605,915          435,907
   Nuclear plant decommissioning trusts...........................................        313,621          230,527
   Long-term notes receivable from associated companies...........................        107,946          102,978
   Other..........................................................................         23,636           21,004
                                                                                       ----------       ----------
                                                                                        1,051,118          790,416
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents......................................................         24,782           30,382
   Receivables-
     Customers....................................................................         10,313           11,317
     Associated companies.........................................................         40,541           74,002
     Other (less accumulated provisions of  $1,765,000 and $1,015,000,
       respectively, for uncollectible accounts)..................................        185,179          134,375
   Notes receivable from associated companies.....................................            482              447
   Materials and supplies, at average cost-
     Owned........................................................................         50,616           18,293
     Under consignment............................................................             --           38,094
   Prepayments and other..........................................................          4,511            4,217
                                                                                       ----------       ----------
                                                                                          316,424          311,127
                                                                                       ----------       ----------
DEFERRED CHARGES:
   Regulatory assets..............................................................      1,056,050        1,145,005
   Goodwill.......................................................................      1,693,629        1,693,629
   Property taxes.................................................................         77,122           79,430
   Other..........................................................................         23,123           24,798
                                                                                       ----------       ----------
                                                                                        2,849,924        2,942,862
                                                                                       ----------       ----------
                                                                                       $6,773,448       $6,510,243
                                                                                       ==========       ==========
                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity....................................................     $1,778,827       $1,200,001
   Preferred stock-
     Not subject to mandatory redemption..........................................         96,404           96,404
     Subject to mandatory redemption (Note 3(E))..................................             --            5,021
   Company obligated mandatorily redeemable preferred securities of
     subsidiary trust holding solely Company subordinated debentures (Note 7).....             --          100,000
   Long-term debt and other long-term obligations-
     Preferred stock subject to mandatory redemption (Note 3(E))..................          4,014               --
     Subordinated debentures to affiliated trusts.................................        103,093               --
     Notes payable to associated companies........................................        198,843               --
     Other........................................................................      1,578,693        1,975,001
                                                                                       ----------       ----------
                                                                                        3,759,874        3,376,427
                                                                                       ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt and preferred stock...........................        387,414          388,190
   Accounts payable-
     Associated companies.........................................................        245,815          267,664
     Other........................................................................          7,342           14,583
   Notes payable to associated companies..........................................        188,156          288,583
   Accrued  taxes.................................................................        202,522          126,261
   Accrued interest...............................................................         37,872           51,767
   Lease market valuation liability...............................................         60,200           60,200
   Other..........................................................................         76,722           64,624
                                                                                       ----------       ----------
                                                                                        1,206,043        1,261,872
                                                                                       ----------       ----------
NONCURRENT LIABILITIES:
   Accumulated deferred income taxes..............................................        486,048          407,297
   Accumulated deferred investment tax credits....................................         65,996           70,803
   Nuclear plant decommissioning costs............................................             --          242,511
   Asset retirement obligation....................................................        254,834               --
   Retirement benefits............................................................        105,101          171,968
   Lease market valuation liability...............................................        728,400          788,600
   Other..........................................................................        167,152          190,765
                                                                                       ----------       ----------
                                                                                        1,807,531        1,871,944
                                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 2 and 5)................................................................
                                                                                       ----------       ----------
                                                                                       $6,773,448       $6,510,243
                                                                                       ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.



                                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                               2003         2002
---------------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, without par value, authorized 105,000,000 shares
     79,590,689 shares outstanding....................................................        $1,281,962   $  981,962
   Accumulated other comprehensive income (loss) (Note 3(G))..........................             2,653      (44,284)
   Retained earnings (Note 3(A))......................................................           494,212      262,323
                                                                                              ----------   ----------
     Total common stockholder's equity................................................         1,778,827    1,200,001
                                                                                              ----------   ----------

                                               Number of Shares           Optional
                                                 Outstanding           Redemption Price
                                               ----------------      ---------------------
                                               2003        2002      Per Share   Aggregate
                                               ----        ----      ---------   ---------

PREFERRED STOCK (NOTE 3(C)):
Cumulative, without par value-
Authorized 4,000,000 shares
   Not Subject to Mandatory Redemption:
     $  7.40 Series A...................      500,000     500,000     $101.00     $50,500         50,000       50,000
     Adjustable Series L................      474,000     474,000      100.00      47,400         46,404       46,404
                                            ---------   ---------                 -------     ----------   ----------
        Total Not Subject to Mandatory
     Redemption.........................      974,000     974,000                 $97,900         96,404       96,404
                                            =========   =========                 =======     ----------   ----------

   Subject to Mandatory Redemption
     (Note 3(E)):
     $  7.35 Series C**.................           --      60,000                                     --        6,021
   Redemption Within One Year**.........                                                              --       (1,000)
                                            ---------   ---------                             ----------   ----------
     Total Subject to Mandatory
      Redemption                                   --      60,000                                     --        5,021
                                            =========   =========                             ----------   ----------
COMPANY OBLIGATED MANDATORILY REDEEMABLE
PREFERRED SECURITIES OF SUBSIDIARY TRUST
HOLDING SOLELY COMPANY SUBORDINATED
DEBENTURES (Note 3(F)):
Cumulative, $25 stated value-
Authorized 4,000,000 shares
   Subject to Mandatory Redemption:
     9.00%..............................           --   4,000,000          --     $    --             --      100,000
                                            =========   =========                 =======     ----------   ----------

LONG-TERM DEBT (Note 3(D)):
   First mortgage bonds:
     7.375% due 2003...................................................................               --      100,000
     9.500% due 2005...................................................................               --      300,000
     6.860% due 2008...................................................................          125,000      125,000
     9.000% due 2023...................................................................               --      150,000
                                                                                              ----------   ----------
       Total first mortgage bonds......................................................          125,000      675,000
                                                                                              ----------   ----------

   Unsecured notes:
     6.000% due 2013...................................................................           78,700       78,700
     5.650% due 2013...................................................................          300,000           --
     9.000% due 2031...................................................................          103,093           --
   * 5.580% due 2033...................................................................           27,700       27,700
                                                                                              ----------   ----------
                                                                                                 509,493      106,400
     7.682% due to associated companies 2005-2016 (Note 7).............................          198,843           --
                                                                                              ----------   ----------
       Total unsecured notes...........................................................          708,336      106,400
                                                                                              ----------   ----------




                                              THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                          CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

As of December 31,                                                                               2003         2002
---------------------------------------------------------------------------------------------------------------------
                                                                                                  (In thousands)
LONG-TERM DEBT (Cont'd):
   Secured notes:
     7.000% due 2004-2009.............................................................             1,730        1,760
     7.750% due 2003..................................................................                --       15,000
     7.670% due 2004..................................................................           280,000      280,000
     7.130% due 2007..................................................................           120,000      120,000
     7.430% due 2009..................................................................           150,000      150,000
   * 1.120% due 2015..................................................................            39,835       39,835
     7.880% due 2017..................................................................           300,000      300,000
   * 1.120% due 2018..................................................................            72,795       72,795
   * 1.150% due 2020..................................................................            47,500       47,500
     6.000% due 2020..................................................................            62,560       62,560
     6.100% due 2020..................................................................            70,500       70,500
     9.520% due 2021..................................................................             7,500        7,500
     6.850% due 2023..................................................................                --       30,000
     8.000% due 2023..................................................................            46,100       46,100
     7.625% due 2025..................................................................            53,900       53,900
     7.700% due 2025..................................................................            43,800       43,800
     7.750% due 2025..................................................................            45,150       45,150
     5.375% due 2028..................................................................             5,993        5,993
     3.400% due 2030..................................................................            23,255       23,255
     4.600% due 2030..................................................................                --       81,640
   * 1.150% due 2033..................................................................            30,000       30,000
                                                                                              ----------   ----------
       Total secured notes............................................................         1,400,618    1,527,288
                                                                                              ----------   ----------

   Preferred stock subject to mandatory redemption**..................................             5,014           --
                                                                                              ----------   ----------
   Capital lease obligations (Note 2).................................................             5,924         6,351
                                                                                              ----------   ----------
   Net unamortized premium on debt....................................................            27,165       47,152
                                                                                              ----------   ----------
   Long-term debt due within one year**...............................................          (387,414)    (387,190)
                                                                                              ----------   ----------
       Total long-term debt and long-term obligations**...............................         1,884,643    1,975,001
                                                                                              ----------   ----------
TOTAL CAPITALIZATION..................................................................        $3,759,874   $3,376,427
                                                                                              ==========   ==========



     *  Denotes variable rate issue with December 31, 2003 interest rate shown.
     ** The December 31, 2003 balances for Preferred Stock subject to Mandatory Redemption is classified as debt under SFAS 150.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                      CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

                                                                                              Accumulated
                                                                                                Other
                                                   Comprehensive      Number      Carrying   Comprehensive     Retained
                                                       Income       of Shares      Value     Income (Loss)     Earnings
                                                   -------------    ---------     --------   -------------     --------
                                                                            (Dollars in thousands)

Balance, January 1, 2001.......................                    79,590,689    $  931,962     $     --       $ 163,912
   Net income..................................       $177,905                                                   177,905
   Unrealized gain on instruments, net of
     $5,900,000 of income taxes................          9,000                                     9,000
                                                      --------
   Comprehensive income........................       $186,905
                                                      ========
   Cash dividends on preferred stock...........                                                                  (24,838)
   Cash dividends on common stock..............                                                                 (175,900)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.....................                    79,590,689       931,962        9,000         141,079
   Net income..................................       $136,952                                                   136,952
   Unrealized loss on investments, net of
     $(6,058,000) of income taxes..............         (9,233)                                   (9,233)
   Minimum liability for unfunded retirement
     benefits,
     net of $(31,359,000) of income taxes......        (44,051)                                  (44,051)
                                                      --------
   Comprehensive income........................       $ 83,668
                                                      ========
   Equity contribution from parent.............                                      50,000
   Cash dividends on preferred stock...........                                                                  (10,965)
   Preferred stock redemption premiums.........                                                                   (4,743)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.....................                    79,590,689       981,962      (44,284)        262,323
   Net income..................................       $239,411                                                   239,411
   Unrealized gain on investments, net of
     $19,598,000 of income taxes...............         28,255                                    28,255
   Minimum liability for unfunded retirement
     benefits, net of $13,760,000 of income
     taxes.....................................         18,682                                    18,682
                                                      --------
   Comprehensive income........................       $286,348
                                                      ========
   Equity contribution from parent.............                                     300,000
   Cash dividends on preferred stock...........                                                                   (7,429)
   Preferred stock redemption premiums.........                                                                      (93)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003.....................                    79,590,689    $1,281,962     $  2,653       $ 494,212
========================================================================================================================





                                            CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                          Not Subject to              Subject to
                                                       Mandatory Redemption       Mandatory Redemption
                                                     ----------------------      -----------------------
                                                       Number      Carrying        Number       Carrying
                                                     of Shares      Value        of Shares        Value
                                                     ---------     --------      ----------     --------
                                                                      (Dollars in thousands)

             Balance, January 1, 2001............    1,624,000     $238,325         177,216    $ 106,571
               Issues
                 9.00%...........................                                 4,000,000      100,000
               Redemptions-
                 $ 7.35 Series C                                                    (10,000)      (1,000)
                 $88.00 Series R.................                                   (50,000)     (50,000)
                 $91.50 Series Q.................                                   (10,716)     (10,716)
                 $90.00 Series S.................                                   (18,750)     (18,750)
               Amortization of fair market
                 value adjustments-
                 $ 7.35 Series C ................                                                    (11)
                 $88.00 Series R.................                                                 (1,128)
                 $90.00 Series S.................                                                   (668)
             -------------------------------------------------------------------------------------------
             Balance, December 31, 2001..........    1,624,000      238,325       4,087,750      124,298
               Redemptions-
                 $7.56  Series B.................     (450,000)     (45,071)
                 $42.40 Series T.................     (200,000)     (96,850)
                 $7.35  Series C.................                                   (10,000)      (1,000)
                 $90.00 Series S.................                                   (17,750)     (17,010)
               Amortization of fair market
                 value adjustments-
                 $7.35  Series C.................                                                     (9)
                 $90.00 Series S.................                                                   (258)
             -------------------------------------------------------------------------------------------
             Balance, December 31, 2002..........      974,000       96,404       4,060,000      106,021
               Redemptions-
                 $7.35  Series C.................                                   (10,000)      (1,000)
               FIN 46 Deconsolidation-
                 9.00%  Series...................                                (4,000,000)    (100,000)
               Amortization of fair market
                 value adjustments-
                 $7.35  Series C.................                                                     (7)
             -------------------------------------------------------------------------------------------
             Balance, December 31, 2003..........      974,000     $ 96,404          50,000    $   5,014*
             ===========================================================================================



* December 31, 2003 balance for preferred stock subject to mandatory redemption is classified as debt under SFAS 150 (see note 7).

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                            2003           2002            2001
------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...........................................................     $ 239,411      $ 136,952       $ 177,905
Adjustments to reconcile net income to net
   cash from operating activities:
     Provision for depreciation and amortization.....................       198,307        244,727         304,417
     Nuclear fuel and capital lease amortization.....................        17,466         21,044          30,539
     Other amortization..............................................       (16,278)       (15,008)        (14,071)
     Deferred operating lease costs, net.............................       (78,214)       (60,200)        (60,200)
     Deferred income taxes, net......................................        27,139          3,637          32,741
     Amortization of investment tax credits..........................        (4,807)        (4,632)         (3,770)
     Accrued retirement benefit obligations..........................         7,630       (103,448)          3,837
     Accrued compensation, net.......................................        (8,743)         6,372         (13,886)
     Cumulative effect of accounting change (Note 1(M))..............       (72,546)            --              --
     Receivables.....................................................       (16,339)       (27,159)         42,542
     Materials and supplies..........................................         5,771         (7,624)         15,949
     Accounts payable................................................       (54,858)        47,147         (52,068)
     Accrued taxes...................................................        76,261         (3,568)        (48,877)
     Accrued interest................................................       (13,895)        (5,334)            959
     Prepayments and other current assets............................          (294)        27,418          27,743
     Other...........................................................        58,824         56,831         (78,265)
                                                                          ---------      ---------       ---------

       Net cash provided from operating activities...................       364,835        317,155         365,495
                                                                          ---------      ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
     Long-term debt..................................................       296,905        106,981              --
     Preferred stock.................................................            --             --          96,739
     Short-term borrowings, net......................................            --        190,879          69,118
     Equity contributions from parent................................       300,000         50,000              --
Redemptions and Repayments-
     Preferred stock.................................................        (1,093)      (164,674)        (80,466)
     Long-term debt..................................................      (677,097)      (309,480)        (74,230)
     Short-term borrowings, net......................................      (109,212)            --              --
Dividend Payments-
     Common stock....................................................            --             --        (175,900)
     Preferred stock.................................................        (7,451)       (13,782)        (27,645)
                                                                          ---------      ---------       ---------
       Net cash used for financing activities........................      (197,948)      (140,076)       (192,384)
                                                                          ---------      ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions...................................................      (134,899)      (163,199)       (154,927)
Loan payments from (to) associated companies, net....................        (5,003)           415         (10,734)
Investment in lessor notes (Note 2)..................................        44,732         39,636          16,287
Sale of assets to associated companies...............................            --             --          11,117
Contributions to nuclear decommissioning trusts......................       (29,024)       (29,024)        (30,468)
Other................................................................       (48,293)         5,179          (6,945)
                                                                          ---------      ---------       ---------
       Net cash used for investing activities........................      (172,487)      (146,993)       (175,670)
                                                                          ---------      ---------       ---------
Net increase (decrease) in cash and cash equivalents.................        (5,600)        30,086          (2,559)
Cash and cash equivalents at beginning of year.......................        30,382            296           2,855
                                                                          ---------      ---------       ---------
Cash and cash equivalents at end of year.............................     $  24,782      $  30,382       $     296
                                                                          =========      =========       =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
     Interest (net of amounts capitalized)...........................     $ 174,375      $ 186,040       $ 196,001
                                                                          =========      =========       =========
     Income taxes....................................................     $  24,796      $ 121,668       $ 131,801
                                                                          =========      =========       =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                                            19


                                            THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

                                                 CONSOLIDATED STATEMENTS OF TAXES


For the Years Ended December 31,                                            2003            2002           2001
-------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
GENERAL TAXES:
Real and personal property.........................................       $  63,448      $  77,516       $  72,665
State gross receipts*..............................................              --             --          27,169
Ohio kilowatt-hour excise*.........................................          68,459         66,775          42,608
Social security and unemployment...................................           4,331          3,478           2,752
Other..............................................................             196             35            (246)
                                                                          ---------      ---------       ---------
       Total general taxes.........................................       $ 136,434      $ 147,804       $ 144,948
                                                                          =========      =========       =========

PROVISION FOR INCOME TAXES:
Currently payable-
   Federal.........................................................       $ 109,775      $  76,364       $  92,739
   State...........................................................          29,346         14,721          16,177
                                                                          ---------      ---------       ---------
                                                                            139,121         91,085         108,916
                                                                          ---------      ---------       ---------
Deferred, net-
   Federal.........................................................          21,382         (3,661)         32,368
   State...........................................................           5,757          2,146           1,125
                                                                          ---------      ---------       ---------
                                                                             27,139         (1,515)         33,493
                                                                          ---------      ---------       ---------
Investment tax credit amortization.................................          (4,807)        (4,632)         (4,522)
                                                                          ---------      ---------       ---------
       Total provision for income taxes............................       $ 161,453      $  84,938       $ 137,887
                                                                          =========      =========       =========

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income...................................................       $  58,237      $  71,325       $ 121,197
Other income.......................................................          73,048         13,613          16,690
Cumulative effect of accounting change.............................          30,168             --              --
                                                                          ---------      ---------       ---------
       Total provision for income taxes............................       $ 161,453      $  84,938       $ 137,887
                                                                          =========      =========       =========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes......................       $ 400,864      $ 221,890       $ 315,792
                                                                          =========      =========       =========
Federal income tax expense at statutory rate.......................       $ 140,302      $  77,662       $ 110,527
Increases (reductions) in taxes resulting from-
   State income taxes, net of federal income tax benefit...........          22,817         10,964          11,246
   Amortization of investment tax credits..........................          (4,807)        (4,632)         (4,522)
   Amortization of tax regulatory assets...........................           1,087            999           1,012
   Amortization of goodwill........................................              --             --          16,530
   Other, net......................................................           2,054            (55)          3,094
                                                                          ---------      ---------       ---------
       Total provision for income taxes............................       $ 161,453      $  84,938       $ 137,887
                                                                          =========      =========       =========

ACCUMULATED DEFERRED INCOME TAXES AT
DECEMBER 31:
Property basis differences.........................................       $ 477,358      $ 473,506       $ 463,344
Regulatory transition charge.......................................         302,270        371,486         424,484
Unamortized investment tax credits.................................         (25,311)       (27,839)        (29,528)
Deferred gain for asset sale to affiliated company.................          38,394         43,193          49,735
Other comprehensive income.........................................           1,841        (31,517)          5,900
Above market leases................................................        (324,843)      (350,299)       (375,333)
Retirement Benefits................................................         (32,023)       (42,079)        (73,483)
All other..........................................................          48,362        (29,154)        (51,481)
                                                                          ---------      ---------       ---------

       Net deferred income tax liability...........................       $ 486,048      $ 407,297       $ 413,638
                                                                          =========      =========       =========


* Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           The consolidated financial statements include The Cleveland Electric Illuminating Company (Company) and its wholly owned subsidiaries, Centerior Funding Corporation (CFC), Centerior Financing Trust (CFT) and Shippingport Capital Trust (see Note 7). The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including Ohio Edison Company (OE), The Toledo Edison Company
(TE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec).

           The Company follows the accounting policies and practices prescribed by the Securities and Exchange Commission (SEC), the Public Utilities Commission of Ohio (PUCO) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. The Company's consolidated financial statements for the three years ended December 31, 2002 were restated to reflect a change in the method of amortizing costs being recovered under the Ohio transition plan, recognition of above-market liabilities of certain leased generation facilities, regulatory assets and goodwill. Certain prior year amounts have been reclassified to conform with the current year presentation, as described further in Note 1(F).

     (A) CONSOLIDATION-

           The Company consolidates all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20-50 percent owned companies, joint ventures and partnerships) over which the Company has the ability to exercise significant influence, but not control, are accounted for on the equity basis.

     (B) REVENUES-

           The Company's principal business is providing electric service to customers in northeastern Ohio. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service provided through the end of the year.

           Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2003 or 2002, with respect to any particular segment of the Company's customers. Total customer receivables were $10 million (billed - $6 million and unbilled - $4 million) and $11 million (billed - $8 million and unbilled - $3 million) as of December 31, 2003 and 2002, respectively.

           The Company and TE sell substantially all of their retail customers' receivables to CFC. CFC subsequently transfers the receivables to a trust (a Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,"
- "qualified special purpose entity") under an asset-backed securitization agreement. Transfers are made in return for an interest in the trust (19% as of December 31, 2003), which is stated at fair value, reflecting adjustments for anticipated credit losses. The average collection period for billed receivables is 28 days. Given the short collection period after billing, the fair value of CFC's interest in the trust approximates the stated value of its retained interest in underlying receivables after adjusting for anticipated credit losses. Accordingly, subsequent measurements of the retained interest under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", (as an available-for-sale financial instrument) result in no material change in value. Sensitivity analyses reflecting 10% and 20% increases in the rate of anticipated credit losses would not have significantly affected FirstEnergy's retained interest in the pool of receivables through the trust. Of the $250 million sold to the trust and outstanding as of December 31, 2003, FirstEnergy had a retained interest in $48 million of the receivables included as other receivables on the Consolidated Balance Sheets. Accordingly, receivables recorded on FirstEnergy's Consolidated Balance Sheets were reduced by approximately $202 million due to these sales. Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2003, totaled approximately $2.4 billion. The Company and TE processed receivables for the trust and received servicing fees of approximately $3.6 million ($2.4 million CEI and $1.2 million TE) in 2003. Expenses associated with the factoring discount related to the sale of receivables were $3.5 million, $4.7 million and $12.0 million in 2003, 2002 and 2001.

     (C) REGULATORY MATTERS-

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

           In July 2000, the PUCO approved FirstEnergy's transition plan for the Company, OE and TE (Ohio Companies) as modified by a settlement agreement with major parties to the transition plan. The application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation" to the Company's nonnuclear generation business was discontinued with the issuance of the PUCO transition plan order, as described further below. Major provisions of the settlement agreement consisted of approval of recovery of generation-related transition costs as filed of $1.6 billion net of deferred income taxes and transition costs related to regulatory assets as filed of $1.4 billion net of deferred income taxes, with recovery through no later than 2008 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The generation-related transition costs include $0.2 billion, net of deferred income taxes, of impaired generating assets recognized as regulatory assets as described further below, $0.4 billion, net of deferred income taxes of above market operating lease costs and $0.5 billion, net of deferred income taxes, of additional plant costs that were reflected on the Company's regulatory financial statements.

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

           Under the Rate Stabilization Plan option, customers would have price and supply stability through 2008 - three years beyond the end of the market development period - as well as the benefits of a competitive market. Customer benefits would include: customer savings by extending the current five percent discount on generation costs and other customer credits; maintaining current distribution base rates through 2007; market-based auctions that may be conducted annually to ensure that customers pay the lowest available prices; extension of the Company's support of energy-efficiency programs and the potential for continuing the program to give preferred access to nonaffiliated entities to generation capacity if shopping drops below 20%. Under the proposed plan, CEI is requesting:

           o Extension of the transition cost amortization period from 2008 to July 2009;

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

         Transition Cost Amortization -

           The Company amortizes transition costs (see Regulatory Matters) using the effective interest method. Under the current Ohio transition plan, total transition cost amortization is expected to approximate the following for 2004 through 2009.

                       (In millions)
  --------------------------------
  2004..................    $192
  2005..................     219
  2006..................     129
  2007..................     145
  2008..................     164
  2009..................      46
  -------------------------------

         Regulatory Assets-

           The Company recognizes, as regulatory assets, costs which the FERC and the PUCO have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's transition plan. Based on that plan, the Company continues to bill and collect cost-based rates for its transmission and distribution services, which will remain regulated; accordingly, it is appropriate that the Company continues the application of SFAS 71 to those operations.

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                     2003           2002
---------------------------------------------------------------------------
                                                        (In millions)
Regulatory transition charge....................    $  900         $1,066
Customer shopping incentives....................       179             85
Customer receivables for future income taxes....         7              8
Loss on reacquired debt.........................        14             16
Employee postretirement benefit costs...........        15             17
Component removal costs.........................       (60)           (47)
Other...........................................         1             --
-------------------------------------------------------------------------
     Total......................................    $1,056         $1,145
=========================================================================


         Regulatory Accounting Generation Operations-

           The application of SFAS 71 has been discontinued with respect to the Company's generation operations. The SEC issued interpretive guidance regarding asset impairment measurement providing that any supplemental regulated cash flows such as a competitive transition charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $304 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $1.4 billion as of December 31, 2003.

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

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.0% in 2003, 3.4% in 2002 and 3.2% in 2001.

       Nuclear Fuel-

           Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Company amortizes the cost of nuclear fuel based on the rate of consumption.

     (E) COMMON OWNERSHIP OF GENERATING FACILITIES-

           The Company, together with TE, OE and OE's wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant as of December 31, 2003 include the following:



                                    Utility     Accumulated    Construction     Ownership/
                                    Plant       Provision for    Work in        Leasehold
Generating Units                  in Service    Depreciation     Progress        Interest
------------------------------------------------------------------------------------------
                                                        (In millions)
W. H. Sammis Unit 7...........     $  180          $123           $ --            31.20%
Bruce Mansfield Units 1, 2
  and 3.......................        127            43             25            20.42%
Beaver Valley Unit 2..........         13             1             14            24.47%
Davis-Besse...................        248            56             84            51.38%
Perry.........................        655           161              9            44.85%
------------------------------------------------------------------------------------------
   Total......................     $1,223          $384           $132                   .
==========================================================================================



           The Bruce Mansfield Plant is being leased through a sale and leaseback transaction (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

     (F) ASSET RETIREMENT OBLIGATION-

           In January 2003, the Company implemented SFAS 143, "Accounting for Asset Retirement Obligations", which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation (ARO) in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. However, rate-regulated entities may recognize a regulatory asset or liability instead if the criteria for such treatment are met. Upon retirement, a gain or loss would be recognized if the cost to settle the retirement obligation differs from the carrying amount.

           The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning, reclamation of a sludge disposal pond related to the Bruce Mansfield Plant, and closure of two coal ash disposal sites. The ARO liability as of the date of adoption of SFAS 143 was $238.3 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. Accretion during 2003 was $16.5 million, bringing the ARO liability as of December 31, 2003 to $254.8 million. The ARO includes the Company's obligation for nuclear decommissioning of the Beaver Valley Unit 2, Davis-Besse, and Perry generating facilities. The Company's share of the obligation to decommission these units was developed based on site specific studies performed by an independent engineer. The Company utilized an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2003, the fair value of the decommissioning trust assets was $313.6 million.

           In accordance with SFAS 143, the Company ceased the accounting practice of depreciating non-regulated generation assets using a cost of removal component in the depreciation rates. That practice recognized accumulated depreciation in excess of the historical cost of an asset because the removal cost would exceed the estimated salvage value. Beginning in 2003, the cost of removal related to non-regulated generation assets is charged to expense rather than to the accumulated provision for depreciation. In accordance with SFAS 71, the cost of removal on regulated plant assets continues to be accounted for as a component of depreciation rates and is recognized as a regulatory liability.

           The following table provides the effect on income as if SFAS 143 had been applied during 2002 and 2001.

 Effect of the Change in Accounting
 Principle Applied Retroactively                              2002       2001
 -----------------------------------------------------------------------------
                                                              (In millions)
 Reported net income........................................  $137        $178
 Increase (Decrease):
 Elimination of decommissioning expense.....................    29          29
 Depreciation of asset retirement cost......................    (1)         (1)
 Accretion of ARO liability.................................   (15)        (14)
 Non-regulated generation cost of removal component, net....     9           6
 Income tax effect..........................................    (9)         (8)
 ------------------------------------------------------------------------------
 Net earnings increase......................................    13          12
 -----------------------------------------------------------------------------
 Net income adjusted........................................  $150        $190
 =============================================================================


           The following table provides the year-end balance of the ARO for 2002, as if SFAS 143 had been adopted on January 1, 2002.


    Adjusted ARO Reconciliation                    2002
    --------------------------------------------------------
                                               (In millions)
    Beginning balance as of January 1, 2002         $223.1
    Accretion in 2002                                 15.2
    ------------------------------------------------------
    Ending balance as of December 31, 2002          $238.3
    ------------------------------------------------------


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

           If FirstEnergy had accounted for employee stock options under the fair value method of SFAS 123, "Accounting for Stock Compensation," a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:

                                    2003           2002            2001
----------------------------------------------------------------------------
Valuation assumptions:
  Expected option term (years).      7.9            8.1               8.3
  Expected volatility..........     26.91%         23.31%            23.45%
  Expected dividend yield......      5.09%          4.36%             5.0%
  Risk-free interest rate......      3.67%          4.60%             4.6%
Fair value per option..........     $5.09          $6.45             $4.97
----------------------------------------------------------------------------


           The effects of applying fair value accounting to FirstEnergy's stock options would not materially affect the Company's net income.

     (H) INCOME TAXES-

                  Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carryforward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with each Company recognizing any tax losses or credits the Company contributes to the consolidated return.

     (I) PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS-

           FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of the Company's employees. The trusteed plans provide defined benefits based on years of service and compensation levels. FirstEnergy's funding policy is based on actuarial computations using the projected unit credit method. No pension contributions were required during the three years ended December 31, 2003.

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

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:



         Obligations and Funded Status                 Pension Benefits             Other Benefits
                                                       ----------------             --------------
         As of December 31                             2003         2002          2003         2002
         ------------------------------------------------------------------------------------------
                                                                       (In millions)
         Change in benefit obligation
         Benefit obligation at beginning of year..    $3,866       $3,548        $ 2,077    $ 1,582
         Service cost.............................        66           59             43         28
         Interest cost............................       253          249            136        114
         Plan participants' contributions.........        --           --              6         --
         Plan amendments..........................        --           --           (123)      (121)
         Actuarial loss...........................       222          268            323        440
         GPU acquisition..........................        --          (12)            --        110
         Benefits paid............................      (245)        (246)           (94)       (76)
                                                      ------       ------        -------    -------
         Benefit obligation at end of year........    $4,162       $3,866        $ 2,368    $ 2,077
                                                      ======       ======        =======    =======

         Change in fair value of plan assets
         Fair value of plan assets at beginning
           of year................................    $2,889       $3,484        $   473    $   535
         Actual return on plan assets.............       671         (349)            88        (57)
         Company contribution.....................        --           --             68         31
         Plan participants' contribution..........        --           --              2         --
         Benefits paid............................      (245)        (246)           (94)       (36)
                                                      ------       ------        -------    -------
         Fair value of plan assets at end of year.    $3,315       $2,889        $   537    $   473
                                                      ======       ======        =======    =======

         Funded status............................    $ (847)      $ (977)       $(1,831)    (1,604)
         Unrecognized net actuarial loss..........       919        1,186            994        752
         Unrecognized prior service cost
           (benefit)..............................        72           78           (221)      (107)
         Unrecognized net transition obligation...        --           --             83         92
                                                      ------       ------       --------    -------
         Net asset (liability) recognized.........    $  144       $  287        $  (975)   $  (867)
                                                      ======       ======        =======    =======



         Amounts Recognized in the
         Consolidated Balance Sheets
         As of December 31
         -----------------------------------------

         Accrued benefit cost.....................    $ (438)      $ (548)       $  (975)   $  (867)
         Intangible assets........................        72           78             --         --
         Accumulated other comprehensive loss.....       510          757             --         --
                                                      ------       ------        -------    -------
         Net amount recognized....................    $  144       $  287        $  (975)   $  (867)
                                                      ======       ======        =======    =======
         Company's share of net amount recognized.    $   22       $   39        $   (71)   $  (117)
                                                      ======       ======        =======    =======

         Increase in minimum liability included in
           other comprehensive income (net of tax)    $ (145)      $  444        $    --    $    --

         Weighted-Average Assumptions Used
         to Determine Benefit Obligations
         As of December 31
         -----------------------------------------

         Discount rate...........................       6.25%        6.75%          6.25%      6.75%
         Rate of compensation increase...........       3.50%        3.50%

         Allocation of Plan Assets
         As of December 31
         -----------------------------------------

         Asset Category
         Equity securities.....................           70%          61%            71%        58%
         Debt securities.......................           27           35             22         29
         Real estate...........................            2            2             --         --
         Other.................................            1            2              7         13
                                                         ---          ---            ---        ---
         Total.................................          100%         100%           100%       100%
                                                         ===          ===            ===        ===

         Information for Pension Plans With an
         Accumulated Benefit Obligation in
         Excess of Plan Assets                         2003         2002
         -----------------------------------------     ----         ----
                                                        (In millions)
         Projected benefit obligation.............    $4,162       $3,866
         Accumulated benefit obligation...........     3,753        3,438
         Fair value of plan assets................     3,315        2,889


         FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2003 were computed as follows:



                                                        Pension Benefits            Other Benefits
                                                     ----------------------      -------------------
         Components of Net Periodic Benefit Costs    2003    2002     2001       2003    2002   2001
         -------------------------------------------------------------------------------------------
                                                                       (In millions)

         Service cost............................    $  66   $  59    $  35      $ 43    $ 29   $ 18
         Interest cost...........................      253     249      133       137     114     65
         Expected return on plan assets..........     (248)   (346)    (205)      (43)    (52)   (10)
         Amortization of prior service cost......        9       9        9        (9)      3      3
         Amortization of transition obligation
          (asset)................................       --      --       (2)        9       9      9
         Recognized net actuarial loss...........       62      --       --        40      11      5
         Voluntary early retirement program......       --      --        6        --      --      2
                                                     -----   -----    -----      ----    ----   ----
         Net periodic cost (income)..............    $ 142   $ (29)   $ (24)     $177    $114   $ 92
                                                     =====   =====    =====      ====    ====   ====
         Company's share of net benefit costs
           (income)..............................    $  10   $   1    $  (2)     $ 15    $ 10   $ 13
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


                                                 1-Percentage-    1-Percentage-
                                                Point Increase   Point Decrease
-------------------------------------------------------------------------------
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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, the accrued pension costs for the Company as of June 30, 2003 decreased by $17 million. The corresponding adjustment related to this change increased other comprehensive income and deferred income taxes and decreased the payable to associated companies.

           Due to the increased market value of its pension plan assets, the Company reduced its minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $12 million, recording a decrease of $4 million in an intangible asset and crediting OCI by $5 million (offsetting previously recorded deferred tax benefits by $3 million). The remaining balance in OCI of $25 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $33 million as of December 31, 2003.

           FirstEnergy does not expect to contribute to its pension plans in 2004 and expects to contribute $16 million to its other postretirement benefit plans in 2004.

     (J) TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily ATSI, FirstEnergy Solutions Corp. (FES) and FirstEnergy Service Company (FESC). The Ohio transition plan, as discussed in the "Regulatory Matters" section, resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. FES operates the generation businesses of the Company, TE, OE and Penn. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the generation from leased fossil generating facilities and the Company purchases its power from FES to meet its "provider of last resort" obligations. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and TE. The primary affiliated companies transactions are as follows:

                                        2003            2002           2001
------------------------------------------------------------------------------
                                                     (In millions)
Operating Revenues:
PSA revenues from FES............      $260           $284             $334
Generating units rent from FES...        59             60               59
Ground lease with ATSI...........         7              7                7

Operating Expenses:
Purchased power under PSA........       423            420              597
Purchased power from TE..........       109            104               97
Transmission expenses............        32             41               29
FESC support services............        63             52               50

Other Income:
Interest income from ATSI........         7              7                7
Interest income from FES.........         1              1                1
---------------------------------------------------------------------------


           The Company is buying 150 MW of TE's Beaver Valley Unit 2 leased capacity entitlement. Purchased power expenses for this transaction were $109 million, $104 million and $97 million in 2003, 2002 and 2001, respectively. This purchase is expected to continue through the end of the lease period (see Note
2).

           FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy and a "mutual service company" as defined in Rule 93 of the Public Utility Holding Company Act of 1935 (PUHCA). The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule
91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days, except for $145 million payable to affiliates for pension and OPEB obligations.

     (K) CASH AND FINANCIAL INSTRUMENTS-

           All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Cash and cash equivalents included $25 million received in December 2003 which was included in the NRG settlement claim sold in January 2004 (see Note 6) and $30 million used for the redemption of long-term debt in January 2003 as of December 31, 2003 and 2002, respectively. Noncash financing and investing activities included capital lease transactions amounting to $2.1 million in 2001. There were no capital lease transactions in 2003 or 2002. "Other amortization" on the Consolidated Statement of Cash Flows under Cash Flows from Operating Activities consists of amounts from the reduction of an electric service obligation under the Company's electric service prepayment program.

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


                                                               2003                            2002
----------------------------------------------------------------------------------------------------------
                                                      Carrying      Fair               Carrying      Fair
                                                        Value      Value                 Value      Value
----------------------------------------------------------------------------------------------------------
                                                                          (In millions)
Long-term debt...................................      $2,234      $2,444               $2,309      $2,493
Preferred stock*.................................      $    5      $    5               $  106      $  113
Investments other than cash and cash equivalents:
   Debt securities
   - Maturity (5-10 years).......................      $   11      $   11               $   11      $   11
   - Maturity (more than 10 years)...............         698         812                  528         576
   All other.....................................         318         318                  232         232
----------------------------------------------------------------------------------------------------------
                                                       $1,027      $1,141               $  771      $  819
==========================================================================================================


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

           The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "All other" in the table above) consist of equity securities ($188 million) and fixed income securities ($124 million) as of December 31, 2003. Unrealized gains and losses applicable to the Company's decommissioning trusts are recognized in the trust investment with a corresponding offset to OCI, as fluctuations in the fair value of the trusts will eventually affect earnings. Realized gains (losses) are recognized as additions (reductions) to trust asset balances with an offset to earnings. For 2003 and 2002, net realized losses were approximately $0.8 million and $6.9 million, respectively, and interest and dividend income totaled approximately $8.5 million and $7.3 million, respectively.

           Investments other than cash and cash equivalents in the table above include available-for-sale securities, at fair value, with the following net results:

                                         2003*          2002*
----------------------------------------------------------------
                                           (In millions)
Unrealized gains (losses)...........    $ 48.1        $(15.3)
Proceeds from sales.................     226.0         197.8
Realized gains (losses).............      (0.8)         (6.9)
----------------------------------------------------------------


 * Includes the available-for-sale securities of the Company's decommissioning trusts.


           As of December 31, 2003 accumulated other comprehensive income (loss) for available-for-sale securities consisted of investments with net unrealized gains of $59.8 million and net unrealized losses of $12.1 million. The following table provides details for the available-for-sale securities with net unrealized losses as of December 31, 2003.


                          Less Than 12 Months          12 Months or More                 Total
                         --------------------         --------------------        ---------------------
                          Fair      Unrealized         Fair     Unrealized         Fair      Unrealized
Security Type            Value        Losses          Value       Losses          Value        Losses
-------------------------------------------------------------------------------------------------------
                                                          (In millions)

Equity Securities.......  $ 7.8         $2.3           $11.2         $9.6         $19.0         $11.9
Debt Securities.........   10.2          0.2            --           --            10.2           0.2
-----------------------------------------------------------------------------------------------------

    Total...............  $18.0         $2.5           $11.2         $9.6         $29.2         $12.1
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

     (L) GOODWILL-

           In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Under SFAS 142, "Goodwill and Other Intangible Assets," amortization of existing goodwill ceased January 1, 2002. Instead, the Company evaluates its goodwill for impairment at least annually and makes such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. When impairment is indicated, the Company would recognize a loss - calculated as the difference between the implied fair value of its goodwill and the carrying value of the goodwill. The Company's annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in the Company's evaluation of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on its future evaluations of goodwill. As of December 31, 2003, the Company had approximately $1.7 billion of goodwill. The impairment analysis includes a significant source of cash representing the Company's recovery of transition costs as described above under "Regulatory Matters." The Company does not believe that completion of transition cost recovery will result in an impairment of goodwill.

           The following table shows what net income would have been if goodwill amortization had been excluded from prior periods:

                                        2003        2002       2001
                                        ----        ----       ----
                                               (In thousands)

 Reported net income................  $239,411   $136,952    $177,905
 Add back goodwill amortization.....        --         --      47,230
                                      --------   --------    --------
 Adjusted net income................  $239,411   $136,952    $225,135
                                      ========   ========    ========


     (M) CUMULATIVE EFFECT OF ACCOUNTING CHANGE-

           Results for 2003 include an after-tax credit to net income of $42.4 million recorded by the Company upon adoption of SFAS 143 in January of 2003. The Company identified applicable legal obligations as defined under the new accounting standard for nuclear power plant decommissioning, reclamation of a sludge disposal pond at the Bruce Mansfield Plant, and closure of two coal ash disposal sites. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $49.9 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $6.8 million. The asset retirement obligation liability at the date of adoption was $238.3 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company had recorded decommissioning liabilities of $242.5 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $72.5 million increase to income, or $42.4 million net of income taxes.

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

           As co-lessee with TE, the Company is also obligated for TE's lease payments. If TE is unable to make its payments under the Beaver Valley Unit 2 and Bruce Mansfield Plant leases, the Company would be obligated to make such payments. No such payments have been made on behalf of TE. (TE's future minimum lease payments as of December 31, 2003 were approximately $1.0 billion, net of trust cash receipts.)

           Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2003 are summarized as follows:


                            2003              2002            2001
------------------------------------------------------------------
                                         (In millions)
Operating leases
  Interest element......   $31.6             $33.6           $35.3
  Other.................    45.9              42.8            36.4
Capital leases
  Interest element......     0.6               0.6             3.6
  Other.................     0.4               0.4            19.4
------------------------------------------------------------------
  Total rentals.........   $78.5             $77.4           $94.7
==================================================================

           The future minimum lease payments as of December 31, 2003 are:


                                                                         Operating Leases
                                                                ------------------------------------
                                                  Capital         Lease         Capital
                                                  Leases        Payments         Trust          Net
       ---------------------------------------------------------------------------------------------
                                                                        (In millions)
       2004..................................      $ 1.0           $ 55.7        $ 28.6       $ 27.1
       2005..................................        1.0             66.7          48.3         18.4
       2006..................................        1.0             71.3          56.2         15.1
       2007..................................        1.0             57.8          48.2          9.6
       2008..................................        1.0             54.2          42.9         11.3
       Years thereafter......................        3.7            470.5         350.4        120.1
       ----------------------------------------------------------------------------------------------
       Total minimum lease payments..........        8.7           $776.2        $574.6       $201.6
                                                                   ======        ======       ======
       Interest portion......................        2.8
       -------------------------------------------------
       Present value of net minimum
         lease payments......................        5.9
       Less current portion..................        0.4
       -------------------------------------------------
       Noncurrent portion....................      $ 5.5
       =================================================



           The Company has recorded above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant associated with the 1997 merger creating FirstEnergy. The total above-market lease obligation of $611 million associated with Beaver Valley Unit 2 is being amortized on a straight-line basis through the end of the lease term in 2017 (approximately $31 million per year). The total above-market lease obligation of $457 million associated with the Bruce Mansfield Plant is being amortized on a straight-line basis through the end of 2016 (approximately $29 million per year). As of December 31, 2003 the above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant totaled approximately $789 million, of which $60 million is current.

           The Company and TE refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($575 million for the Company and $145 million for TE) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($569.4 million for the Company and $337.1 million for TE) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligation bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose-funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport arrangement effectively reduces lease costs related to that transaction (see Note 7 for FIN 46R discussion).

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

           Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

                                          2003        2002         2001
---------------------------------------------------------------------------

Restricted common shares granted......     --         36,922     133,162
Weighted average market price ........    n/a (1)     $36.04      $35.68
Weighted average vesting period
  (years).............................    n/a (1)        3.2         3.7
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

           Stock option activities under the FE Programs for the past three years were as follows:

                                           Number of      Weighted Average
     Stock Option Activities                Options          Exercise Price
-----------------------------------------------------------------------------
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

           The preferred dividend rate on the Company's Series L fluctuates based on prevailing interest rates and market conditions. The dividend rate for this issue was 7% in 2003.

           The Company has three million authorized and unissued shares of preference stock having no par value.

     (D) LONG-TERM DEBT-

           The Company has a first mortgage indenture under which it issues first mortgage bonds secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company has various debt covenants under its financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios covenants. There also exists cross-default provisions among financing agreements of FirstEnergy and the Company.

           Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                  (In millions)
----------------------------------------------
2004................................  $386
2005................................    10
2006................................    12
2007................................   129
2008................................   140
---------------------------------------------


           Included in the table above are amounts for various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. The amount is $98.5 million in 2004, which represents the next time debt holders may exercise this provision.

           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of an irrevocable bank letter of credit of $48.1 million and a noncancelable municipal bond insurance policy of $30.0 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letter of credit or policies, the Company is entitled to a credit against its obligation to repay that bond. The Company pays an annual fee of 1.125% of the amount of the letter of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

           The Company and TE have unsecured letters of credit of approximately $215.9 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in April 2005. The Company and TE are jointly and severally liable for the letters of credit (see Note 2).

     (E) LONG-TERM DEBT: PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

           Effective July 1, 2003, upon adoption of SFAS 150 (see Note 7), the Company reclassified as debt its preferred stock subject to mandatory redemption. Prior year amounts were not reclassified.

           The Company's $7.35 C series has an annual sinking fund requirement for 10,000 shares with annual sinking fund requirements for the next five years of $1.0 million in each year 2004-2008.

     (F) LONG-TERM DEBT:  SUBORDINATED DEBENTURES TO AFFILIATED TRUSTS-

           The Company formed a wholly owned statutory business trust to sell preferred securities and invest the gross proceeds in the 9.00% subordinated debentures of the Company. The sole assets of the trust are the applicable subordinated debentures. Interest payment provisions of the subordinated debentures match the distribution payment provisions of the trust's preferred securities. In addition, upon redemption or payment at maturity of subordinated debentures, the trust's preferred securities will be redeemed on a pro rata basis at their liquidation value. Under certain circumstances, the applicable subordinated debentures could be distributed to the holders of the outstanding preferred securities of the trust in the event that the trust is liquidated. The Company has effectively provided a full and unconditional guarantee of payments due on the trust's preferred securities. The trust's preferred securities are redeemable at 100% of their principal amount at the Company's option beginning in December 2006.

           Interest on the subordinated debentures (and therefore distributions on the trust's preferred securities) may be deferred for up to 60 months, but the Company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

           Upon adoption of FIN 46R, the statutory business trust discussed above is not consolidated on the Company's financial statements as of December 31, 2003 (see Note 7).

     (G) COMPREHENSIVE INCOME-

           Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy. As of December 31, 2003, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $(25.4) million and unrealized gains on investments in securities available for sale of $28.0 million.

4.   SHORT-TERM BORROWINGS:

           The Company may borrow from its affiliates on a short-term basis. As of December 31, 2003, the Company had total short-term borrowings of $188.2 million from its affiliates. The weighted average interest rates on short-term borrowings outstanding as of December 31, 2003 and 2002, were 2.2% and 1.8%, respectively.

5.   COMMITMENTS AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $275 million for property additions and improvements from 2004-2006, of which approximately $92 million is applicable to 2004. Investments for additional nuclear fuel during the 2004-2006 period are estimated to be approximately $61 million, of which approximately $29 million applies to 2004. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $60 million and $30 million, respectively, as the nuclear fuel is consumed.

     (B) NUCLEAR INSURANCE-

           The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $10.9 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis-Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $121.4 million per incident but not more than $12.1 million in any one year for each incident.

           The Company is also insured as to its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $382 million of insurance coverage for replacement power costs for its respective interests in Beaver Valley Unit 2, Davis-Besse and Perry. Under these policies, the Company can be assessed a maximum of approximately $20.5 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

     (C) ENVIRONMENTAL MATTERS-

           Various federal, state and local authorities regulate the Company with regard to air and water quality and other environmental matters. The effects of compliance on the Company with regard to environmental matters could have a material adverse effect on the Company's earnings and competitive position. These environmental regulations affect the Company's earnings and competitive position to the extent that it competes with companies that are not subject to such regulations and therefore do not bear the risk of costs associated with compliance, or failure to comply, with such regulations. Overall, the Company believes it is in material compliance with existing regulations but are unable to predict future change in regulatory policies and what, if any, the effects of such change would be. In accordance with the Ohio transition plan discussed in "Regulatory Matters" in Note 1(C), generation operations and any related additional capital expenditures for environmental compliance are the responsibility of FirstEnergy's competitive services business unit.

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

           The Company is complying with SO2 reduction requirements under the Clean Air Act Amendments of 1990 by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOx reductions required by the 1990 Amendments are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOx reductions from the Company's Ohio and Pennsylvania facilities. The EPA's NOx Transport Rule imposes uniform reductions of NOx emissions (an approximate 85% reduction in utility plant NOx emissions from projected 2007 emissions) across a region of nineteen states (including Ohio and Pennsylvania) and the District of Columbia based on a conclusion that such NOx emissions are contributing significantly to ozone pollution in the eastern United States. State Implementation Plans (SIP) must comply by May 31, 2004 with individual state NOx budgets established by the EPA. Pennsylvania submitted a SIP that required compliance with the NOx budgets at the Company's Pennsylvania facilities by May 1, 2003 and Ohio submitted a SIP that requires compliance with the NOx budgets at the Company's Ohio facilities by May 31, 2004. The Company's Pennsylvania facilities complied with the NOx budgets in 2003 and all facilities will comply with the NOx budgets in 2004 and thereafter.

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

           The Company has been named as "potentially responsible parties"
(PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has total accrued liabilities aggregating approximately $2 million as of December 31, 2003. The Company accrues environmental liabilities only when it can conclude that it is probable that it has an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims are reflected in the Company's determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

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

           The Company cannot currently estimate the financial impact of climate change policies although the potential restrictions on carbon dioxide (CO2) emissions could require significant capital and other expenditures. However, the CO2 emissions per kilowatt-hour of electricity generated by the Company is lower than many regional competitors due to the Company's diversified generation sources which includes low or non-CO2 emitting gas-fired and nuclear generators.

         Clean Water Act

           Various water quality regulations, the majority of which are the result of the federal Clean Water Act and its amendments, apply to the Company's plants. In addition, Ohio and Pennsylvania have water quality standards applicable to the Company's operations. As provided in the Clean Water Act, authority to grant federal National Pollutant Discharge Elimination System water discharge permits can be assumed by a state. Ohio and Pennsylvania have assumed such authority.

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

6.   SALE OF GENERATING ASSETS:

           In November 2001, FirstEnergy reached an agreement to sell four coal-fired power plants totaling 2,535 MW to NRG Energy Inc. The proposed sale had included the 376 MW Ashtabula, 1,262 MW Eastlake and 249 MW Lakeshore plants owned by the Company. On August 8, 2002, FirstEnergy notified NRG that it was canceling the agreement because NRG stated that it could not complete the transaction under the original terms of the agreement. NRG filed voluntary bankruptcy petitions in May 2003; subsequently, FirstEnergy reached an agreement for settlement of its claim against NRG. FirstEnergy sold its entire claim for $170 million (Company's share - $131 million) in January 2004.

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

7.     NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

       FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities"

           In December 2003, the FASB issued a revised interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", referred to as "FIN 46R", requires the consolidation of a VIE by an enterprise if that enterprise is determined to be the primary beneficiary of the VIE. As required, the Company adopted FIN 46R for interests in VIEs or potential VIEs commonly referred to as special-purpose entities effective December 31, 2003. the Company will adopt FIN 46R for all other types of entities effective March 31, 2004.

           The Company currently has transactions with entities in connection with sale and leaseback arrangements which fall within the scope of this interpretation and which meet the definition of a VIE in accordance with FIN 46R. In 1997, the Company and TE established Shippingport to purchase all of the lease obligation bonds issued by the owner trusts in the Bruce Mansfield Plant sale and leaseback transactions. Prior to the adoption of FIN 46R, the assets and liabilities of the trust were included on a proportionate basis in the financial statements of the Company and TE. Upon adoption of FIN 46R, the Company was determined to be the primary beneficiary of Shippingport, and therefore consolidated the entire trust as of December 31, 2003. As a result, Shippingport's note payable to TE of approximately $208 million ($9 million current) is recognized as long-term debt on the Consolidated Balances Sheets.

           In reviewing the sale and leaseback arrangements, the Company also evaluated its interest in the owner trusts that acquired interests in the Bruce Mansfield Plant. The Company was determined not to be the primary beneficiary of any of these owner trusts and was therefore not required to consolidate these entities. The leases are accounted for as operating leases in accordance with GAAP and their related obligations are disclosed in Note 2.

           As described in Note 3(F), the Company created a statutory business trust to issue trust preferred securities in the amount of $100 million. Application of the guidance in FIN 46R resulted in the holders of the preferred securities being considered the primary beneficiaries of these trusts. Therefore, the Company has deconsolidated the trust and recognized an equity investment in the trust of $3 million and subordinated debentures to the trust of $103 million as of December 31, 2003.

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

           Upon adoption of SFAS 150, effective July 1, 2003, the Company reclassified as debt the preferred stock subject to mandatory redemption with a carrying value of approximately $5 million as of December 31, 2003. Dividends on preferred stock subject to mandatory redemption on the Company's Consolidated Statements of Income, which were not included in net interest charges prior to the adoption of SFAS 150, are now included in net interest charges for the six months ended December 31, 2003.

       SFAS 143, "Accounting for Asset Retirement Obligations"

           In January 2003, the Company implemented SFAS 143 which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. See Notes 1(F) and 1(M) for further discussions of SFAS 143.

       EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"

           In November 2003, the EITF reached consensus that certain quantitative and qualitative disclosures are required for debt and equity securities classified as available-for-sale or held-to-maturity. The guidance requires the disclosure of the aggregate amount of unrealized losses and the aggregate related fair value for investments with unrealized losses that have not been recognized as other-than-temporary impairments. The Company adopted the disclosure requirements of EITF Issue No. 03-1 as of December 31, 2003 (See Note 1(K)).


8. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain consolidated operating results by quarter for 2003 and 2002.



                                                 March 31,          June 30,      September 30,      December 31,
      Three Months Ended                           2003               2003            2003               2003 (a)
------------------------------------------------------------------------------------------------------------------
                                                                        (In millions)
Operating Revenues..........................      $419.8             $412.1         $496.7             $392.2
Operating Expenses and Taxes................       365.8              367.6          396.7              335.6
-------------------------------------------------------------------------------------------------------------------
Operating Income ...........................        54.0               44.5          100.0               56.6
Other Income................................         4.7                4.7            6.5               81.9
Net Interest Charges........................        43.5               39.9           38.6               33.9
-------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of
   Accounting Change........................        15.2                9.3           67.9              104.6
Cumulative Effect of Accounting Change
   (Net of Income Taxes)....................        42.4                 --             --                 --
Net Income..................................      $ 57.6             $  9.3         $ 67.9             $104.6
===================================================================================================================
Earnings Applicable to Common Stock               $ 58.4             $  7.5         $ 66.0             $100.0
===================================================================================================================


                                                 March 31,          June 30,      September 30,      December 31,
      Three Months Ended                           2002               2002            2002               2002
------------------------------------------------------------------------------------------------------------------
                                                                        (In millions)
Operating Revenues..........................      $433.3             $462.9         $538.9             $408.6
Operating Expenses and Taxes................       375.8              355.8          419.0              387.0
-------------------------------------------------------------------------------------------------------------------
Operating Income ...........................        57.5              107.1          119.9               21.6
Other Income................................         5.2                3.4            5.6                1.8
Net Interest Charges........................        47.8               46.8           47.3               43.3
Net Income (Loss)...........................      $ 14.9             $ 63.7         $ 78.2             $(19.8)
===================================================================================================================
Earnings (Loss) Applicable to Common Stock        $  8.3             $ 60.6         $ 75.1             $(22.8)
===================================================================================================================


(a) Net income for the three months ended December 31, 2003, was increased by $3.2 million due to adjustments that were subsequently capitalized to construction projects in the fourth quarter. The adjustments included $0.3 million, $1.2 million and $1.7 million of costs charged to expense in the first, second and third quarters, respectively. Management concluded that the adjustments were not material to the consolidated financial statements for any quarter of 2003.


Report of Independent Auditors

To the Stockholders and Board of Directors of The Cleveland Electric Illuminating Company:

In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three yeas in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1(L) to the consolidated financial statements, the Company changed its method of accounting for goodwill as of January 1, 2002. As discussed in Note 1(F) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003. As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for the consolidation of variable interest entities as of December 31, 2003.



PricewaterhouseCoopers LLP
Cleveland, Ohio
February 25, 2004