Form 10-K, Exhibit 13
period 2003-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2004-03-15
CIK 20947, 77278, 352049, 73960, 53456, 65350, 77227, 1031296

THE TOLEDO EDISON COMPANY

                       2003 ANNUAL REPORT TO STOCKHOLDERS



           The Toledo Edison Company (TE) is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio. The area it serves has a population of approximately 0.8 million.







Contents                                                                  Page
--------                                                                  ----

Selected Financial Data...........................................          1
Management's Discussion and Analysis..............................         2-13
Consolidated Statements of Income.................................         14
Consolidated Balance Sheets.......................................         15
Consolidated Statements of Capitalization.........................        16-17
Consolidated Statements of Common Stockholder's Equity............         18
Consolidated Statements of Preferred Stock........................         18
Consolidated Statements of Cash Flows.............................         19
Consolidated Statements of Taxes..................................         20
Notes to Consolidated Financial Statements........................        21-38
Report of Independent Auditors....................................         39



                            THE TOLEDO EDISON COMPANY

                             SELECTED FINANCIAL DATA



                                                2003           2002           2001            2000           1999
---------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues........................   $  932,847      $  996,045     $1,086,503     $  954,947      $  921,159
                                             ==========      ==========     ==========     ==========      ==========

Operating Income..........................   $   34,023      $   36,699     $   85,964     $  194,325      $  165,809
                                             ==========      ==========     ==========     ==========      ==========

Income (Loss) Before Cumulative
  Effect of Accounting Change.............   $   19,930      $   (5,142)    $   42,691     $  138,144      $  101,982
                                             ==========      ==========     ==========     ==========      ==========

Net Income (Loss).........................   $   45,480      $   (5,142)    $   42,691     $  138,144      $  101,982
                                             ==========      ==========     ==========     ==========      ==========

Earnings (Loss) on Common Stock...........   $   36,642      $  (15,898)    $   26,556     $  121,897      $   85,744
                                             ==========      ==========     ==========     ==========      ==========

Total Assets..............................   $2,855,398      $2,861,614     $2,875,908     $3,010,657      $2,663,428
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder's Equity...............   $  749,521      $  681,195     $  629,805     $  610,847      $  557,853
Preferred Stock Not Subject to Mandatory
   Redemption.............................      126,000         126,000        126,000        210,000         210,000
Long-Term Debt............................      270,072         557,265        646,174        944,193         981,029
                                             ----------      ----------     ----------     ----------      ----------
Total Capitalization......................   $1,145,593      $1,364,460     $1,401,979     $1,765,040      $1,748,882
                                             ==========      ==========     ==========     ==========      ==========


CAPITALIZATION RATIOS AS OF DECEMBER 31:
Common Stockholder's Equity...............         65.4%           49.9%          44.6%          34.6%           31.8%
Preferred Stock Not Subject to Mandatory
   Redemption.............................         11.0             9.2            9.0           11.9            12.0
Long-Term Debt............................         23.6            40.9           46.4           53.5            56.2
                                                  -----           -----          -----          -----           -----
Total Capitalization......................        100.0%          100.0%         100.0%         100.0%          100.0%
                                                  =====           =====          =====          =====           =====

DISTRIBUTION KILOWATT-HOUR
DELIVERIES (Millions):
Residential...............................        2,312           2,427          2,258          2,183           2,127
Commercial................................        2,771           2,702          2,667          2,380           2,236
Industrial................................        5,097           5,280          5,397          5,595           5,449
Other.....................................           69              57             61             49              54
                                                 ------          ------         ------        -------           -----
Total.....................................       10,249          10,466         10,383         10,207           9,866
                                                 ======          ======         ======         ======           =====

CUSTOMERS SERVED:
Residential...............................      270,258         272,474        270,589        269,071         266,900
Commercial................................       36,969          32,037         31,680         31,413          32,481
Industrial................................          215           1,883          1,898          1,917           1,937
Other.....................................          451             468            443            598             398
                                                -------         -------        -------        -------         -------
Total.....................................      307,893         306,862        304,610        302,999         301,716
                                                =======         =======        =======        =======         =======


Number of Employees ......................          446             508            507            539             977



                            THE TOLEDO EDISON COMPANY

                           MANAGEMENT'S DISCUSSION AND
                        ANALYSIS OF RESULTS OF OPERATIONS
                             AND FINANCIAL CONDITION


           This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), adverse regulatory or legal decisions and the outcome of governmental investigations, availability and cost of capital, the continuing availability and operation of generating units, the inability of the Davis-Besse Nuclear Power Station to restart (including because of an inability to obtain a favorable final determination from the Nuclear Regulatory Commission) in early 2004, inability to accomplish or realize anticipated benefits from strategic goals, the ability to improve electric commodity margins and to experience growth in the distribution business, the ability to access the public securities market, further investigation into the causes of the August 14, 2003, regional power outage and the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to the outage, a denial of or material change to the Company's Application related to its Rate Stabilization Plan, and other similar factors.

Restatements
------------

           We restated our consolidated financial statements for the three years ended December 31, 2002, to reflect a change in the method of amortizing costs associated with the Ohio transition plan and to recognize above-market liabilities of certain leased generation facilities. Financial comparisons described below reflect the effect of these restatements on 2002 financial results.

Results of Operations
---------------------

           Earnings on common stock increased to $36.6 million in 2003 from a loss of $15.9 million in 2002 and earnings of $26.6 million in 2001. Earnings on common stock in 2003 included an after-tax credit of $25.6 million from the cumulative effect of an accounting change due to the adoption of SFAS 143, "Accounting for Asset Retirement Obligations." Income before the cumulative effect was $19.9 million in 2003, compared to a loss of $5.1 million for the same period of 2002. The increase in 2003 reflected lower fuel and purchased power costs, other operating costs, depreciation and amortization and financing costs and net proceeds of $12 million (pre-tax) from the settlement of our claim against NRG Energy, Inc. (see Note 6), partially offset by lower operating revenues and higher nuclear operating costs.

         Operating revenues decreased by $63.2 million or 6.3% in 2003 from 2002. Reduced revenues resulted from lower kilowatt-hour sales due to milder weather in the second and third quarters, continued sluggishness in the regional economy and increased sales by alternative suppliers. The decline in revenues primarily resulted from lower generation sales revenues from all retail customer sectors. Kilowatt-hour sales to retail customers declined by 9.0% in 2003 from 2002, which reduced generation retail sales revenues by $49.8 million. Electric generation services provided to retail customers by alternative suppliers as a percent of total sales delivered in our service area increased 5.9 percentage points in 2003. Sales revenues from wholesale customers decreased by $19.1 million in 2003 compared to 2002. Kilowatt-hour sales to the wholesale market declined in 2003 due to reduced nuclear generation available for sale to FirstEnergy Solutions (FES), an affiliated company. Distribution deliveries decreased 2.1% in 2003 from 2002. However, higher unit prices resulted in overall revenue increases from electricity throughput of $17.2 million when compared to 2002. Transition plan incentives provided to customers to encourage switching to alternative energy providers, reduced revenues by $7.3 million in 2003, compared to last year. These revenue reductions are deferred for future recovery under our transition plan and do not materially affect current period earnings.

           Operating revenues decreased by $90.5 million or 8.3% in 2002, compared with 2001. The lower revenues reflect the effects of a sluggish national economy on our service area, shopping by Ohio customers for alternative energy providers and decreases in wholesale revenues. Retail kilowatt-hour sales declined by 11.4% in 2002 from the prior year, with declines in all customer sectors (residential, commercial and industrial), resulting in a $34.4 million reduction in generation sales revenue. Our lower generation kilowatt-hour sales resulted primarily from customer choice in Ohio. Sales of electric generation by alternative suppliers as a percent of total sales delivered in our franchise area increased to 17.0% in 2002 from 5.6% in 2001. Distribution deliveries increased 0.8% in 2002, compared with 2001, but revenues from electricity throughput decreased by $11.1 million in 2002 from the prior year due to lower unit prices. The higher distribution deliveries resulted from additional residential and commercial demand due to warmer summer weather that was more than offset by the effect that the weakened economy had on demand by the industrial customers. Customer shopping incentives further reduced operating revenues by $15.0 million in 2002 from the prior year. Sales revenues from wholesale customers decreased by $45.1 million in 2002 compared to 2001, due to lower kilowatt-hour sales and a decline in market prices. Reduced wholesale kilowatt-hour sales resulted principally from lower sales to FES reflecting the extended outage at Davis-Besse (see Davis-Besse Restoration).

           Changes in electric generation sales and distribution deliveries for 2003 and 2002 are summarized in the following table:


Changes in Kilowatt-Hour Sales              2003             2002
--------------------------------------------------------------------
Increase (Decrease)
Electric Generation:
  Retail................................    (9.0)%          (11.4)%
  Wholesale.............................   (15.4)%          (27.6)%
-------------------------------------------------------------------
Total Electric Generation Sales.........   (11.8)%          (19.2)%
====================================================================
Distribution Deliveries:
  Residential...........................    (4.8)%            7.5%
  Commercial and industrial ............    (1.4)%           (1.0)%
-------------------------------------------------------------------
Total Distribution Deliveries...........    (2.1)%            0.8%
====================================================================


       Operating Expenses and Taxes

           Total operating expenses and taxes decreased by $60.5 million in 2003 and by $41.2 million in 2002. The following table presents changes from the prior year by expense category.


Operating Expenses and Taxes - Changes                  2003         2002
--------------------------------------------------------------------------
Increase (Decrease)                                        (In millions)
Fuel and purchased power...........................    $(32.5)      $(90.5)
Nuclear operating costs............................       2.3         96.8
Other operating costs..............................     (14.8)         7.2
--------------------------------------------------------------------------
   Total operation and maintenance expenses........     (45.0)        13.5

Provision for depreciation and amortization........     (21.4)       (14.7)
General taxes......................................      (2.5)        (4.6)
Income taxes.......................................       8.4        (35.4)
---------------------------------------------------------------------------
    Total operating expenses and taxes.............    $(60.5)      $(41.2)
===========================================================================


           Lower fuel and purchased power costs in 2003, compared with 2002, resulted from reduced nuclear generation -down 19.9% - and reduced kilowatt-hours required for customer needs which more than offset an increase in unit costs. Increased nuclear costs resulted from incremental costs associated with the extended Davis-Besse outage, unplanned work performed during the Perry Plant's 56-day nuclear refueling outage (19.91% interest) in the Spring of 2003, and the 28-day refueling outage at Beaver Valley Unit 2 (19.91% interest) in the third quarter of 2003, compared with a 24-day refueling outage at Beaver Valley Unit 2, in the first quarter of 2002. Lower other operating costs in 2003 reflect lower employee costs - specifically the absence of short-term incentive compensation and reduced health care costs.

           Lower fuel and purchased power costs in 2002, compared to 2001, resulted from a $69.0 million reduction in purchased power from FES, reflecting lower kilowatt-hours purchased due to reduced kilowatt-hour sales and lower unit prices. Nuclear operating costs increased by $96.8 million in 2002, primarily due to approximately $55.9 million of incremental Davis-Besse maintenance costs related to the extended outage (see Davis-Besse Restoration). During 2002, costs also included amounts incurred for refueling outages at two nuclear plants (Beaver Valley Unit 2 and Davis-Besse), compared to only one outage (Perry) in 2001. The $7.2 million increase in other operating costs in 2002 resulted principally from higher employee benefit costs, employee severance costs and uncollectible accounts expense.

           Charges for depreciation and amortization decreased by $ 21.4 million in 2003, compared with 2002 primarily from five factors - higher shopping incentive deferrals ($7.3 million), lower charges resulting from the implementation of SFAS 143 ($14.8 million), revised service life assumptions for generating plants ($11.0 million), a slight decline in amortization of regulatory assets being recovered under our transition plan ($4.3 million) and reduced regulatory asset deferrals ($4.4 million).

           Charges for depreciation and amortization decreased by $14.7 million in 2002 from 2001. This decrease reflects higher shopping incentive deferrals and tax-related deferrals under the Ohio transition plan and the cessation of goodwill amortization.

           General taxes decreased in 2003 due to settled property tax claims and in 2002 due to state tax changes in connection with the Ohio electric industry restructuring.

       Net Interest Charges

           Net interest charges continued to trend lower, decreasing by $18.9 million in 2003 and $3.8 million in 2002, compared to the prior years, due to our debt paydown program.

       Cumulative Effect of Accounting Change

           Upon adoption of SFAS 143 in the first quarter of 2003, we recorded an after-tax credit to net income of $25.6 million. We identified applicable legal obligations as defined under the new accounting standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond at the Bruce Mansfield Plant. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $41.1 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $5.5 million. The asset retirement obligation liability at the date of adoption was $172 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, we had recorded decommissioning liabilities of $179.6 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, resulted in a $43.8 million increase to income, or $25.6 million net of income taxes.

Capital Resources and Liquidity
-------------------------------

           Our cash requirements in 2004 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without significantly increasing our net debt and preferred stock outstanding. Available borrowing capacity under short-term credit facilities will be used to manage working capital requirements. Over the next three years, we expect to meet our contractual obligations with cash from operations. Thereafter, we expect to use a combination of cash from operations and funds from the capital markets.

       Changes in Cash Position

           As of December 31, 2003, we had $ 2.2 million of cash and cash equivalents, compared with $20.7 million as of December 31, 2002. Cash and cash equivalents included $2 million received in December 2003 which was included in the NRG settlement claim sold in January 2004 (see Note 6) and $20 million used for the redemption of long-term debt in January 2003 as of December 31, 2003 and 2002, respectively. The major sources for changes in these balances are summarized below.

       Cash Flows From Operating Activities

           Cash provided by operating activities in 2003, 2002 and 2001 were as follows:

 Operating Cash Flows                     2003          2002        2001
 -----------------------------------------------------------------------
                                                     (in millions)

 Cash earnings (1)....................     $119         $142        $236
 Working capital and other............      (21)          14         (46)
 ------------------------------------------------------------------------

 Total................................     $ 98         $156        $190
 =======================================================================

 (1) Includes net income, depreciation and amortization, deferred operating lease costs, deferred income taxes, investment tax credits and major noncash charges.


           Net cash provided from operating activities decreased to $98 million in 2003 compared to $156 million in 2002. The 2003 decrease in funds from operating activities resulted from a decrease of $35 million from higher working capital and other requirements (primarily due to a change in payables) and a $23 million decrease in cash earnings.

       Cash Flows From Financing Activities

           In 2003, the net cash provided from financing activities of $6.7 million primarily reflects short-term borrowings partially offset by long-term debt redemptions.

           The following table provides details regarding new issues and redemptions during 2003 and 2002:

  Securities Issued or Redeemed                        2003           2002
  ------------------------------------------------------------------------
                                                            (in millions)
  New Issues
  ----------
       Pollution Control Notes.....................     $ --          $ 20

  Redemptions
  -----------
       Unsecured Notes.............................        7           135
       Secured Notes...............................      183            44
       Preferred Stock.............................       --            85
       Other, principally redemption premiums......        1             2
  ------------------------------------------------------------------------
                                                         191           266

  Short-term Borrowings, Net.......................     $206          $132
  ------------------------------------------------------------------------


           We had approximately $21.6 million of cash and temporary investments and approximately $356 million of short-term indebtedness as of December 31, 2003. We are currently precluded from issuing first mortgage bonds or preferred stock based upon applicable earnings coverage tests.

           We have the ability to borrow from our regulated affiliates and FirstEnergy to meet our short-term working capital requirements. FirstEnergy Service Company administers this money pool and tracks surplus funds of FirstEnergy and its regulated subsidiaries. Companies receiving a loan under the money pool agreements must repay the principal, together with accrued interest, within 364 days of borrowing the funds. The rate of interest is the same for each company receiving a loan from the pool and is based on the average cost of funds available through the pool. The average interest rate for borrowings in 2003 was 1.47%.

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

Toledo Edison     Senior secured         BBB-          Baa2            BBB-
                  Senior unsecured       BB+           Baa3            BB
                  Preferred stock        BB            Ba2             BB-
------------------------------------------------------------------------------


           On September 30, 2003, Fitch Ratings lowered the senior unsecured ratings of FirstEnergy to "BBB-" from "BBB." Fitch also lowered the senior secured, senior unsecured, and preferred stock ratings of TE. Fitch announced that the Rating Outlook is Stable for the securities of FirstEnergy, and all of the securities of its electric utility operating companies. Fitch stated that the changes to the long-term ratings were "driven by the high debt leverage of the parent, FirstEnergy. Despite management's commitment to reduce debt related to the GPU merger, subsequent cash flows have been vulnerable to unfavorable events, slowing the pace of FirstEnergy's debt reduction efforts. The Stable Outlook reflects the success of FirstEnergy's recent common equity offering and management's focus on a relatively conservative integrated utility strategy."

           On December 23, 2003, Standard & Poor's (S&P) lowered its corporate credit ratings on FirstEnergy and its regulated utility subsidiaries to "BBB-" from "BBB" and lowered FirstEnergy's senior unsecured debt rating to "BB+" from "BBB-". TE's ratings were lowered one notch as well (see table above). The ratings were removed from CreditWatch with negative implications, where they had been placed by S&P on August 18, 2003, and the Ratings Outlook returned to Stable. The rating action followed a revision in S&P's assessment of our consolidated business risk profile to `6' from `5' (`1' equals low risk, `10' equals high risk), with S&P citing operational and management challenges as well as heightened regulatory uncertainty for its revision of our business risk assessment score. S&P's rationale for its revisions of the ratings included uncertainty regarding the timing of the Ohio Rate Plan filing (see State Regulatory Matters), the pending final report on the August 14 blackout (see Power Outage), the outcome of the remedial phase of litigation relating to the Sammis plant, and the extended Davis-Besse outage and the related pending subpoena (see Davis-Besse Restoration). S&P further stated that the restart of Davis-Besse and a supportive Ohio Rate Plan extension will be vital positive developments that would aid an upgrade of FirstEnergy's ratings. S&P's reduction of the credit ratings in December 2003 triggered cash and letter-of-credit collateral calls of FirstEnergy in addition to higher interest rates for some outstanding borrowings.

           On February 6, 2004, Moody's downgraded FirstEnergy senior unsecured debt to Baa3 from Baa2. The ratings of TE were confirmed. Moody's said that the lower ratings were prompted by: "1) high consolidated leverage with significant holding company debt, 2) a degree of regulatory uncertainty in the service territories in which the company operates, 3) risks associated with investigations of the causes of the August 2003 blackout, and related securities litigation, and 4) a narrowing of the ratings range for the FirstEnergy operating utilities, given the degree to which FirstEnergy increasingly manages the utilities as a single system and the significant financial interrelationship among the subsidiaries."

       Cash Flows From Investing Activities

           Net cash used for investing activities increased to $123 million in 2003 from $106 million in 2002. This change reflects an increase in loans to associated companies partially offset by lower property additions.

Contractual Obligations

           Our cash contractual obligations as of December 31, 2003 that we consider firm obligations are as follows:



                                                                       2005-           2007-
Contractual Obligations               Total          2004              2006            2008            Thereafter
-----------------------------------------------------------------------------------------------------------------
                                                                  (in millions)
Long-term debt...................    $  540            $230            $ --             $ 30            $  280
Short-term borrowings............       356             356              --               --                --
Operating leases (1).............       991              73             161              146               611
Purchases (2)....................       328              36              94               74               124
--------------------------------------------------------------------------------------------------------------
     Total.......................    $2,215            $695            $255             $250            $1,015
--------------------------------------------------------------------------------------------------------------


(1) Operating lease payments are net of capital trust receipts of $326.8 million (see Note 2).
(2) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.



           Our capital spending for the period 2004-2006 is expected to be about $141 million (excluding nuclear fuel) of which $50 million applies to 2004. Investments for additional nuclear fuel during the 2004-2006 period are estimated to be approximately $42 million, of which about $13 million relates to 2004. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $42 million and $21 million, respectively, as the nuclear fuel is consumed.

Off-Balance Sheet Arrangements
------------------------------

           Obligations not included on our Consolidated Balance Sheet primarily consist of sale and leaseback arrangements involving the Bruce Mansfield Plant and Beaver Valley Unit 2, which are reflected in the operating lease payments above (see Note 2 - Leases). The present value as of December 31, 2003, of these sale and leaseback operating lease commitments, net of trust investments, total $592 million. We sell substantially all of our retail customer receivables, which provided $90 million of off-balance sheet financing as of December 31, 2003.

Interest Rate Risk
------------------

           Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the table below which presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations.



Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-               Fair
Year of Maturity                 2004       2005        2006      2007        2008      after       Total    Value
-------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
-------------------------------------------------------------------------------------------------------------------
Investments Other Than Cash
   and Cash Equivalents-
   Fixed Income...............   $  9       $134        $12        $ 9         $15        $287       $466     $509
   Average interest rate......    7.7%       7.8%       7.7%       7.7%        7.7%        6.7%       7.1%
___________________________________________________________________________________________________________________
Liabilities
Long-term Debt and Other
   Long-Term Obligations:
Fixed rate....................   $230                              $30                    $143       $403     $427
   Average interest rate .....    7.9%                             7.1%                    7.6%       7.7%
Variable rate.................                                                            $137       $137     $137
   Average interest rate......                                                             3.5%       3.5%
Short-term Borrowings.........   $356                                                                $356     $356
   Average interest rate......    1.8%                                                                1.8%
-------------------------------------------------------------------------------------------------------------------


Equity Price Risk
-----------------

           Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $145 million and $90 million as of December 31, 2003 and 2002, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $15 million reduction in fair value as of December 31, 2003 (see Note 1(K) - Cash and Financial Instruments).

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

           Regulatory assets are costs which have been authorized by the PUCO and the Federal Energy Regulatory Commission for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. Our regulatory assets as of December 2003 and 2002 are $459 million and $545 million, respectively. All of our regulatory assets are expected to continue to be recovered under the provisions of the transition plan.

           As part of the Ohio transition plan we are obligated to supply electricity to customers who do not choose an alternative supplier. We are also required to provide 160 megawatts (MW) of low cost supply to unaffiliated alternative suppliers who serve customers within our service area. Our competitive retail sales affiliate, FES, acts as an alternate supplier for a portion of the load in our franchise area.

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

           o Extension of the transition cost amortization period from 2007 to 2008;

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

           Incremental costs associated with the extended Davis-Besse outage (the Company's share - 48.62%) for 2003 and 2002 were as follows:

Costs of Davis-Besse                                               Increase
Extended Outage                         2003          2002        (Decrease)
----------------------------------------------------------------------------
                                                  (In millions)
Incremental Expense
  Replacement power.................    $196           $120           $ 76
  Maintenance.......................      93            115            (22)
---------------------------------------------------------------------------
      Total.........................    $289           $235           $ 54
===========================================================================

Incremental Net of Tax Expense......    $170           $138           $ 32
===========================================================================

Capital Expenditures................    $ 21           $ 63           $(42)
===========================================================================


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

           We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have accrued liabilities aggregating approximately $0.2 million as of December 31, 2003. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

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

           We cannot currently estimate the financial impact of climate change policies although the potential restrictions on carbon dioxide (CO2) emissions could require significant capital and other expenditures. However, the CO2 emissions per kilowatt-hour of electricity generated by the Company is lower than many regional competitors due to the Company's diversified generation sources which includes the low or non-CO2 emitting gas-fired and nuclear generators.

       Power Outage

           On August 14, 2003, various states and parts of southern Canada experienced a widespread power outage. That outage affected approximately 1.4 million customers in FirstEnergy's service area. FirstEnergy continues to accumulate data and evaluate the status of its electrical system prior to and during the outage event, and continues to cooperate with the U.S.-Canada Power System Outage Task Force (Task Force) investigating the August 14th outage. The interim report issued by the Task Force on November 18, 2003 concluded that the problems leading to the outage began in FirstEnergy's service area. Specifically, the interim report concludes, among other things, that the initiation of the August 14th outage resulted from the coincidence on that afternoon of the following events: (1) inadequate situational awareness at FirstEnergy; (2) FirstEnergy's failure to adequately manage tree growth in its transmission rights of way; and (3) failure of the interconnected grid's reliability organizations (Midwest Independent System Operator and PJM Interconnection) to provide effective diagnostic support. FirstEnergy believes that the interim report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14th outage and that it does not adequately address the underlying causes of the outage. FirstEnergy remains convinced that the outage cannot be explained by events on any one utility's system. On November 25, 2003, the PUCO ordered FirstEnergy to file a plan with the PUCO no later than March 1, 2004, illustrating how FirstEnergy will correct problems identified by the Task Force as events contributing to the August 14th outage and addressing how FirstEnergy proposed to upgrade its control room computer hardware and software and improve the training of control room operators to ensure that similar problems do not occur in the future. The PUCO, in consultation with the North American Electric Reliability Council, will review the plan before determining the next steps in the proceeding. On December 24, 2003, the FERC ordered FirstEnergy to pay for an independent study of part of Ohio's power grid. The study is to examine the stability of the grid in critical points in the Cleveland and Akron areas; the status of projected power reserves during summer 2004 through 2008; and the need for new transmission lines or other grid projects. The FERC ordered the study to be completed within 120 days. At this time, it is unknown what the cost of such study will be, or the impact of the results.

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

       Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on the costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Ohio, a significant amount of regulatory assets have been recorded - $459 million as of December 31, 2003. We regularly review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, our accrued pension costs as of June 30, 2003 decreased by $3 million. The corresponding adjustment related to this change increased other comprehensive income and deferred income taxes and decreased the payable to associated companies.

           Due to the increased market value of our pension plan assets, we reduced our minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $13 million, recording a decrease of $3 million in an intangible asset and crediting OCI by $6 million (offsetting previously recorded deferred tax benefits by $4 million). The remaining balance in OCI of $9 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $13 million as of December 31, 2003.

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



Increase in Costs from Adverse Changes in Key Assumptions
---------------------------------------------------------------------------------------------
Assumption                       Adverse Change              Pension         OPEB       Total
---------------------------------------------------------------------------------------------
                                                                          (In millions)
Discount rate................    Decrease by 0.25%           $ 10            $ 6        $ 16
Long-term return on assets...    Decrease by 0.25%           $  8            $ 1        $  9
Health care trend rate.......    Increase by 1%                na            $26        $ 26

Increase in Minimum Liability
-----------------------------
Discount rate................    Decrease by 0.25%           $104             na         $104
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

       Goodwill

           In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment were indicated, we would recognize a loss - calculated as the difference between the implied fair value of our goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2003, we had approximately $505 million of goodwill.

       Nuclear Decommissioning

           In accordance with SFAS No. 143, we recognize an asset retirement obligation (ARO) for the future decommissioning of our nuclear power plants. The ARO liability represents an estimate of the fair value of our current obligation related to nuclear decommissioning and the retirement of other assets. A fair value measurement inherently involves uncertainty in the amount and timing of settlement of the liability. We used an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. This approach applies probability weighting to discounted future cash flow scenarios that reflect a range of possible outcomes. The scenarios consider settlement of the ARO at the expiration of the nuclear power plants' current license and settlement based on an extended license term.

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

           We currently have transactions with entities in connection with sale and leaseback arrangements which fall within the scope of this interpretation and which meet the definition of a VIE in accordance with FIN 46R. In 1997, we and The Cleveland Electric Illuminating Company (CEI), an affiliated company, established the Shippingport Capital Trust (Shippingport) to purchase all of the lease obligation bonds issued by the owner trusts in the Bruce Mansfield Plant sale and leaseback transactions. Prior to the adoption of FIN 46R, the assets and liabilities of the trust were included on a proportionate basis in the financial statements of TE and CEI. Upon adoption of FIN 46R, CEI was determined to be the primary beneficiary of Shippingport, and therefore consolidated the entire trust as of December 31, 2003. This changed our Shippingport investment of $220 million to an investment in collateralized lease bonds of $210 million ($9 million current). The $10 million difference represents the minority interest included on the financial statements of CEI.

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



                                                    THE TOLEDO EDISON COMPANY

                                                 CONSOLIDATED STATEMENTS OF INCOME



For the Years Ended December 31,                                          2003             2002            2001
------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)

OPERATING REVENUES (a) (Note 1(J))...............................       $932,847         $996,045       $1,086,503
                                                                        --------         --------       ----------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power (Note 1(J))..........................        334,409          366,932          457,444
   Nuclear operating costs.......................................        254,986          252,608          155,832
   Other operating costs (Note 1(J)).............................        127,148          141,997          134,744
                                                                        --------         --------       ----------
     Total operation and maintenance expenses....................        716,543          761,537          748,020
   Provision for depreciation and amortization...................        140,613          162,082          176,796
   General taxes.................................................         50,742           53,223           57,810
   Income taxes (benefit)........................................         (9,074)         (17,496)          17,913
                                                                        --------         --------       ----------
     Total operating expenses and taxes..........................        898,824          959,346        1,000,539
                                                                        --------         --------       ----------

OPERATING INCOME.................................................         34,023           36,699           85,964

OTHER INCOME (Notes 1(J) and 6)..................................         22,195           13,329           15,652
                                                                        --------         --------       ----------

INCOME BEFORE NET INTEREST CHARGES...............................         56,218           50,028          101,616
                                                                        --------         --------       ----------

NET INTEREST CHARGES:
   Interest on long-term debt....................................         38,874           58,120           66,463
   Allowance for borrowed funds used during
     construction................................................         (5,838)          (2,502)          (3,848)
   Other interest expense (credit)...............................          3,252             (448)          (3,690)
                                                                        --------         --------       ----------

     Net interest charges........................................         36,288           55,170           58,925
                                                                        --------         --------       ----------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE.............................................         19,930           (5,142)          42,691

Cumulative effect of accounting change (net of income taxes
   of $18,201,000) (Note (1M))...................................         25,550               --               --
                                                                        --------         --------       ----------

NET INCOME (LOSS)................................................         45,480           (5,142)          42,691

PREFERRED STOCK DIVIDEND
   REQUIREMENTS..................................................          8,838           10,756           16,135
                                                                        --------         --------       ----------

EARNINGS (LOSS) ON COMMON STOCK..................................       $ 36,642         $(15,898)      $   26,556
                                                                        ========         ========       ==========


(a)  Includes electric sales to associated companies of $212 million, $232 million and $278 million in
     2003, 2002 and 2001, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                                     THE TOLEDO EDISON COMPANY

                                                    CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                          2003             2002
--------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service....................................................................        $1,714,870       $1,600,860
   Less-Accumulated provision for depreciation...................................           721,754          673,367
                                                                                         ----------       ----------
                                                                                            993,116          927,493
                                                                                         ----------       ----------
   Construction work in progress-
     Electric plant..............................................................           125,051          104,091
     Nuclear fuel................................................................            20,189           33,650
                                                                                         ----------       ----------
                                                                                            145,240          137,741
                                                                                         ----------       ----------
                                                                                          1,138,356        1,065,234
                                                                                         ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Investment in lessor notes (Note 2)...........................................           200,938          240,963
   Nuclear plant decommissioning trusts..........................................           240,634          174,514
   Long-term notes receivable from associated companies..........................           163,626          162,159
   Other.........................................................................             2,119            2,236
                                                                                         ----------       ----------
                                                                                            607,317          579,872
                                                                                         ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents.....................................................             2,237           20,688
   Receivables-
     Customers...................................................................             4,083            4,711
     Associated companies........................................................            29,158           55,245
     Other.......................................................................            14,386            6,778
   Notes receivable from associated companies....................................            19,316            1,957
   Materials and supplies, at average cost-
     Owned.......................................................................            35,147           13,631
     Under consignment...........................................................                --           22,997
   Prepayments and other.........................................................             6,704            3,455
                                                                                         ----------       ----------
                                                                                            111,031          129,462
                                                                                         ----------       ----------
DEFERRED CHARGES:
   Regulatory assets.............................................................           459,040          544,838
   Goodwill......................................................................           504,522          504,522
   Property taxes................................................................            24,443           23,429
   Other.........................................................................            10,689           14,257
                                                                                         ----------       ----------
                                                                                            998,694        1,087,046
                                                                                         ----------       ----------
                                                                                         $2,855,398       $2,861,614
                                                                                         ==========       ==========

                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity...................................................        $  749,521       $  681,195
   Preferred stock not subject to mandatory redemption...........................           126,000          126,000
   Long-term debt................................................................           270,072          557,265
                                                                                         ----------       ----------
                                                                                          1,145,593        1,364,460
                                                                                         ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt..............................................           283,650          189,355
   Short-term borrowings.........................................................            70,000               --
   Accounts payable-
     Associated companies........................................................           132,876          171,862
     Other.......................................................................             2,816            9,338
   Notes payable to associated companies.........................................           285,953          149,653
   Accrued  taxes................................................................            55,604           34,676
   Accrued interest..............................................................            12,412           16,377
   Lease market valuation liability..............................................            24,600           24,600
   Other.........................................................................            37,299           57,462
                                                                                         ----------       ----------
                                                                                            905,210          653,323
                                                                                         ----------       ----------
NONCURRENT LIABILITIES:
   Accumulated deferred income taxes.............................................           201,954          158,279
   Accumulated deferred investment tax credits...................................            27,200           29,255
   Retirement benefits...........................................................            47,006           82,553
   Asset retirement obligation...................................................           181,839               --
   Nuclear plant decommissioning costs...........................................                --          179,587
   Lease market valuation liability..............................................           292,600          317,200
   Other.........................................................................            53,996           76,957
                                                                                         ----------       ----------
                                                                                            804,595          843,831
                                                                                         ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 2 and 5)...............................................................
                                                                                         ----------       ----------
                                                                                         $2,855,398       $2,861,614
                                                                                         ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.




                                                     THE TOLEDO EDISON COMPANY

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION



As of December 31,                                                                              2003         2002
---------------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, $5 par value, authorized 60,000,000 shares
     39,133,887 shares outstanding..................................................         $  195,670    $  195,670
   Other paid-in capital............................................................            428,559       428,559
   Accumulated other comprehensive income (loss) (Note 3(E))........................             11,672       (20,012)
   Retained earnings (Note 3(A))....................................................            113,620        76,978
                                                                                             ----------    ----------
     Total common stockholder's equity..............................................            749,521       681,195
                                                                                             ----------    ----------

                                             Number of Shares             Optional
                                                Outstanding           Redemption Price
                                           ---------------------   ----------------------
                                              2003       2002      Per Share    Aggregate
                                              ----       ----      ---------    ---------
PREFERRED STOCK (Note 3(C)):
Cumulative, $100 par value-
Authorized 3,000,000 shares
   Not Subject to Mandatory Redemption:
     $4.25.............................      160,000     160,000    $104.63     $ 16,740         16,000        16,000
     $4.56.............................       50,000      50,000     101.00        5,050          5,000         5,000
     $4.25.............................      100,000     100,000     102.00       10,200         10,000        10,000
                                           ---------   ---------                --------     ----------    ----------
                                             310,000     310,000                  31,990         31,000        31,000
                                           ---------   ---------                --------     ----------    ----------

Cumulative, $25 par value-
Authorized 12,000,000 shares
   Not Subject to Mandatory Redemption:
     $2.365............................    1,400,000   1,400,000      27.75       38,850         35,000        35,000
     Adjustable Series A...............    1,200,000   1,200,000      25.00       30,000         30,000        30,000
     Adjustable Series B...............    1,200,000   1,200,000      25.00       30,000         30,000        30,000
                                           ---------   ---------                --------     ----------    ----------
                                           3,800,000   3,800,000                  98,850         95,000        95,000
                                           ---------   ---------                --------     ----------    ----------
       Total Not Subject to Mandatory
         Redemption....................    4,110,000   4,110,000                $130,840        126,000       126,000
                                           =========   =========                ========     ----------    ----------

LONG-TERM DEBT (Note 3(D)):
   First mortgage bonds:
       8.000% due 2003................................................................               --        33,725
       7.875% due 2004................................................................          145,000       145,000
                                                                                             ----------    ----------
       Total first mortgage bonds.....................................................          145,000       178,725
                                                                                             ----------    ----------

   Unsecured notes and debentures:
     10.000% due 2004-2010............................................................               --           910
    *  4.850% due 2030................................................................           34,850        34,850
       4.000% due 2033................................................................               --         5,700
    *  4.500% due 2033................................................................           31,600        31,600
    *  5.580% due 2033................................................................           18,800        18,800
                                                                                             ----------    ----------
       Total unsecured notes and debentures...........................................           85,250        91,860
                                                                                             ----------    ----------





                                                       THE TOLEDO EDISON COMPANY

                                          CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

As of December 31,                                                                              2003         2002
--------------------------------------------------------------------------------------------------------------------
                                                                                                 (In thousands)
LONG-TERM DEBT (Cont'd):
   Secured notes:
     7.760% due 2003..................................................................               --         5,000
     7.780% due 2003..................................................................               --         1,000
     7.820% due 2003..................................................................               --        38,400
     7.850% due 2003..................................................................               --        15,000
     7.910% due 2003..................................................................               --         3,000
     7.670% due 2004..................................................................           70,000        70,000
     7.130% due 2007..................................................................           30,000        30,000
     7.625% due 2020..................................................................           45,000        45,000
     7.750% due 2020..................................................................           54,000        54,000
     9.220% due 2021..................................................................           15,000        15,000
     6.875% due 2023..................................................................               --        20,200
     8.000% due 2023..................................................................           30,500        30,500
     1.700% due 2024..................................................................               --        67,300
     6.100% due 2027..................................................................           10,100        10,100
     5.375% due 2028..................................................................            3,751         3,751
   * 1.150% due 2033..................................................................           30,900        30,900
   * 1.100% due 2033..................................................................           20,200        20,200
                                                                                             ----------    ----------
       Total secured notes............................................................          309,451       459,351
                                                                                             ----------    ----------

Net unamortized premium on debt.......................................................           14,021        16,684
                                                                                             ----------    ----------
Long-term debt due within one year....................................................         (283,650)     (189,355)
                                                                                             ----------    ----------
       Total long-term debt...........................................................          270,072       557,265
                                                                                             ----------    ----------
TOTAL CAPITALIZATION..................................................................       $1,145,593    $1,364,460
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



                                                     THE TOLEDO EDISON COMPANY

                                      CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                                                 Accumulated
                                                                                      Other         Other
                                               Comprehensive    Number       Par     Paid-In    Comprehensive  Retained
                                               Income (Loss)  of Shares     Value    Capital    Income (Loss)  Earnings
                                               -------------  ---------     -----    -------    -------------  --------
                                                                      (Dollars in thousands)

Balance, January 1, 2001...............                       39,133,887   $195,670   $328,559    $     --     $ 86,618
   Net income..........................           $ 42,691                                                       42,691
   Unrealized gain on investments, net
     of $4,800,000 of income taxes.....              7,100                                           7,100
                                                  --------
   Comprehensive income................           $ 49,791
                                                  ========
   Cash dividends on preferred stock...                                                                         (16,133)
   Cash dividends on common stock......                                                                         (14,700)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.............                       39,133,887    195,670    328,559       7,100       98,476
   Net loss............................           $ (5,142)                                                      (5,142)
   Unrealized loss on investments, net
     of $(4,034,000) of income taxes...             (5,997)                                         (5,997)
   Minimum liability for unfunded
     retirement benefits, net of
     $(15,042,000) of income taxes.....            (21,115)                                        (21,115)
                                                  --------
   Comprehensive loss..................           $(32,254)
   Equity contribution from parent.....                                                100,000
   Cash dividends on preferred stock...                                                                          (9,457)
   Cash dividends on common stock......                                                                          (5,600)
   Preferred stock redemption premiums.                                                                          (1,299)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.............                       39,133,887    195,670    428,559     (20,012)      76,978
   Net income..........................           $ 45,480                                                       45,480
   Unrealized gain on investments, net
     of $13,908,000 of income taxes....             19,988                                          19,988
   Minimum liability for unfunded
     retirement benefits, net of
     $8,489,000 of income taxes........             11,696                                          11,696
                                                  --------
   Comprehensive income................           $ 77,164
   Cash dividends on preferred stock...                                                                          (8,838)
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003.............                       39,133,887   $195,670   $428,559    $ 11,672     $113,620
=======================================================================================================================






                            CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                         Not Subject to
                                                      Mandatory Redemption
                                                      --------------------
                                                       Number
                                                      of Shares      Value
                                                      ---------      -----
                                                      (Dollars in thousands)

                    Balance, January 1, 2001.......   5,700,000      $210,000
                    ---------------------------------------------------------
                    Balance, December 31, 2001.....   5,700,000       210,000
                    ---------------------------------------------------------
                      Redemptions
                        $8.32  Series..............    (100,000)      (10,000)
                        $7.76  Series..............    (150,000)      (15,000)
                        $7.80  Series..............    (150,000)      (15,000)
                        $10.00 Series .............    (190,000)      (19,000)
                        $2.21  Series..............  (1,000,000)      (25,000)
                    ---------------------------------------------------------
                    Balance, December 31, 2002.....   4,110,000       126,000
                    ---------------------------------------------------------
                    Balance, December 31, 2003.....   4,110,000      $126,000
                    =========================================================





The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.





                                                     THE TOLEDO EDISON COMPANY

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Years Ended December 31,                                             2003           2002           2001
------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)..................................................       $  45,480      $  (5,142)      $  42,691
Adjustments to reconcile net income (loss) to net
   cash from operating activities:
     Provision for depreciation and amortization...................         140,613        162,082         176,796
     Nuclear fuel and capital lease amortization...................           9,289         11,866          22,222
     Deferred operating lease costs, net...........................         (37,001)       (24,600)        (24,600)
     Deferred income taxes, net....................................           5,619        (24,821)         (1,383)
     Amortization of investment tax credits........................          (2,056)        (1,851)         (3,832)
     Accrued retirement benefit obligation.........................           6,205        (59,123)          1,234
     Accrued compensation, net.....................................          (5,365)         2,614          (8,178)
     Cumulative effect of accounting change (Note 1(M))............         (43,751)            --              --
     Receivables...................................................          19,107          5,164          (1,437)
     Materials and supplies........................................           1,481         (5,582)          8,336
     Accounts payable..............................................         (53,765)        40,801          22,144
     Accrued taxes.................................................          20,928         (4,881)        (17,671)
     Accrued interest..............................................          (3,965)        (3,541)            (28)
     Prepayments and other current assets..........................          (3,249)        11,125          12,571
     Other.........................................................          (1,398)        51,427         (39,009)
                                                                          ---------      ---------       ---------
       Net cash provided from operating activities.................          98,172        155,538         189,856
                                                                          ---------      ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
     Long-term debt................................................              --         19,580              --
     Short-term borrowings, net....................................         206,300        132,445              --
     Equity contributions from parent..............................              --        100,000              --
Redemptions and Repayments-
     Preferred stock...............................................              --        (85,299)             --
     Long-term debt................................................        (190,794)      (180,368)        (42,265)
     Short-term borrowings, net....................................              --             --         (24,728)
Dividend Payments-
     Common stock..................................................              --         (5,600)        (14,700)
     Preferred stock...............................................          (8,844)       (10,057)        (16,135)
                                                                          ---------      ---------       ---------
       Net cash provided from (used for) financing activities......           6,662        (29,299)        (97,828)
                                                                          ---------      ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions.................................................         (84,924)      (105,510)       (112,451)
Loan payments from (to) associated companies, net..................         (18,826)         5,838          25,185
Investment in lessor notes.........................................          40,025         21,168          17,705
Contributions to nuclear decommissioning trust.....................         (28,541)       (28,541)        (28,541)
Other..............................................................         (31,019)         1,192           4,991
                                                                          ---------      ---------       ---------
       Net cash used for investing activities......................        (123,285)      (105,853)        (93,111)
                                                                          ---------      ---------       ---------
Net increase (decrease) in cash and cash equivalents...............         (18,451)        20,386          (1,083)
Cash and cash equivalents at beginning of period...................          20,688            302           1,385
                                                                          ---------      ---------       ---------
Cash and cash equivalents at end of period.........................       $   2,237      $  20,688       $     302
                                                                          =========      =========       =========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid During the Year-
   Interest (net of amounts capitalized)...........................       $  38,576      $  61,498       $  63,159
                                                                          =========      =========       =========
   Income taxes (refund)...........................................       $  (9,257)     $   3,561       $  33,210
                                                                          =========      =========       =========



The preceding Notes to Consolidated Financial Statements as they relate to The Toledo Edison Company are an integral part of these statements.





                                                     THE TOLEDO EDISON COMPANY

                                                 CONSOLIDATED STATEMENTS OF TAXES



For the Years Ended December 31,                                            2003            2002           2001
-------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)
GENERAL TAXES:
Real and personal property.........................................       $  18,488      $  22,737       $  23,624
Ohio kilowatt-hour excise*.........................................          29,793         28,046          19,576
State gross receipts*..............................................              --             --          12,789
Social security and unemployment...................................           1,861          1,684           1,128
Other..............................................................             600            756             693
                                                                          ---------      ---------       ---------
       Total general taxes.........................................       $  50,742      $  53,223       $  57,810
                                                                          =========      =========       =========

PROVISION FOR INCOME TAXES:
Currently payable-
   Federal.........................................................       $  15,495      $  12,845       $  22,244
   State...........................................................           4,537          3,983           4,840
                                                                          ---------      ---------       ---------
                                                                             20,032         16,828          27,084
                                                                          ---------      ---------       ---------
Deferred, net-
   Federal.........................................................           4,414        (19,091)          4,725
   State...........................................................           1,205         (5,570)         (1,539)
                                                                          ---------      ---------       ---------
                                                                              5,619        (24,661)          3,186
                                                                          ---------      ---------       ---------
Investment tax credit amortization.................................          (2,056)        (2,011)         (3,908)
                                                                          ---------      ---------       ---------
       Total provision for income taxes............................       $  23,595      $  (9,844)      $  26,362
                                                                          =========      =========       =========


INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income...................................................       $  (9,074)     $ (17,496)      $  17,913
Other income.......................................................          14,468          7,652           8,449
Cumulative effect of accounting change.............................          18,201             --              --
                                                                          ---------      ---------       ---------
       Total provision for income taxes............................       $  23,595      $  (9,844)      $  26,362
                                                                          =========      =========       =========

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes......................       $  69,075      $ (14,986)      $  69,053
                                                                          =========      =========       =========
Federal income tax expense at statutory rate.......................       $  24,176      $  (5,245)      $  24,169
Increases (reductions) in taxes resulting from-
   State income taxes, net of federal income tax benefit...........           3,732         (1,031)          2,146
   Amortization of investment tax credits..........................          (2,056)        (2,011)         (3,908)
   Amortization of tax regulatory assets...........................          (2,397)        (2,362)         (2,563)
   Amortization of goodwill........................................              --             --           4,911
   Other, net......................................................             140            805           1,607
                                                                          ---------      ---------       ---------
       Total provision for (benefit from) income taxes.............       $  23,595      $  (9,844)      $  26,362
                                                                          =========      =========       =========

ACCUMULATED DEFERRED INCOME TAXES
AS OF DECEMBER 31:
Property basis differences.........................................       $ 193,409      $ 177,262       $ 171,976
Regulatory transition charge.......................................         151,129        196,812         239,088
Unamortized investment tax credits.................................         (10,472)       (11,414)        (12,184)
Deferred gain for asset sale to affiliated company.................          12,618         14,186          16,305
Other comprehensive income.........................................           8,121        (14,276)          4,800
Above market leases................................................        (130,231)      (140,399)       (150,634)
Retirement benefits................................................          (4,568)        (9,768)        (35,126)
Other..............................................................         (18,052)       (54,124)        (63,861)
                                                                          ---------      ---------       ---------

   Net deferred income tax liability...............................       $ 201,954      $ 158,279       $ 170,364
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



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           The consolidated financial statements include The Toledo Edison Company (Company) and its 90% owned subsidiary, The Toledo Edison Capital Corporation (TECC). The subsidiary was formed in 1997 to make equity investments in a business trust in connection with financing related to the Bruce Mansfield Plant sale and leaseback transactions (see Note 2). The Cleveland Electric Illuminating Company (CEI), an affiliate, has a 10% interest in TECC. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including CEI, Ohio Edison Company
(OE), American Transmission Systems, Inc. (ATSI), Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec).

           The Company follows the accounting policies and practices prescribed by the Securities and Exchange Commission (SEC), the Public Utilities Commission of Ohio (PUCO) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. The Company's consolidated financial statements for the years ended December 31, 2002 and 2001 were restated to reflect a change in the method of amortizing costs being recovered under the Ohio transition plan, recognition of above-market liabilities of certain leased generation facilities, Ohio transition plan regulatory assets and goodwill. Certain prior year amounts have been reclassified to conform with the current year presentation, as described further in Notes 1(F).

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

           Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2003 or 2002, with respect to any particular segment of the Company's customers. Total customer receivables were $4.0 million (billed - $2 million and unbilled - $2 million) and $5 million (billed - $3 million and unbilled - $2 million) as of December 31, 2003 and 2002, respectively.

           The Company and CEI sell substantially all of their retail customers' receivables to Centerior Funding Corporation (CFC), a wholly owned subsidiary of CEI. CFC subsequently transfers the receivables to a trust ("a qualified special purpose entity") under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," under an asset-backed securitization agreement. Transfers are made in return for an interest in the trust (19% as of December 31, 2003), which is stated at fair value, reflecting adjustments for anticipated credit losses. The average collection period for billed receivables is 28 days. Given the short collection period after billing, the fair value of CFC's interest in the trust approximates the stated value of its retained interest in underlying receivables after adjusting for anticipated credit losses. Accordingly, subsequent measurements of the retained interest under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities", (as an available-for-sale financial instrument) result in no material change in value. Sensitivity analyses reflecting 10% and 20% increases in the rate of anticipated credit losses would not have significantly affected FirstEnergy's retained interest in the pool of receivables through the trust. Of the $250 million sold to the trust and outstanding as of December 31, 2003, FirstEnergy had a retained interest in $48 million of the receivables included as other receivables on the Consolidated Balance Sheets. Accordingly, receivables recorded on FirstEnergy's Consolidated Balance Sheets were reduced by approximately $202 million due to these sales. Collections of receivables previously transferred to the trust and used for the purchase of new receivables from CFC during 2003, totaled approximately $2.4 billion. The Company and CEI processed receivables for the trust and received servicing fees of approximately $3.6 million ($1.2 million TE and $2.4 million CEI) in 2003. Expenses associated with the factoring discount related to the sale of receivables were $3.5 million, $4.7 million and $12.0 million in 2003, 2002 and 2001, respectively.

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

           In July 2000, the PUCO approved FirstEnergy's transition plan for the Company, OE and CEI (Ohio Companies) as modified by a settlement agreement with major parties to the transition plan. The application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation" to the Company's nonnuclear generation business was discontinued with the issuance of the PUCO transition plan order, as described further below. Major provisions of the settlement agreement consisted of approval of recovery of generation-related transition costs as filed of $0.8 billion net of deferred income taxes and transition costs related to regulatory assets as filed of $0.5 billion net of deferred income taxes, with recovery through no later than mid-2007 for the Company, except where a longer period of recovery is provided for in the settlement agreement. The generation-related transition costs include $0.3 billion of impaired generating assets recognized as regulatory assets as described further below, $1.0 billion, net of deferred income taxes, of above-market operating lease costs and $0.3 billion, net of deferred income taxes, of additional plant costs that were reflected on the Company's regulatory financial statements.

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

           Under the Rate Stabilization Plan option, customers would have price and supply stability through 2008 - three years beyond the end of the market development period - as well as the benefits of a competitive market. Customer benefits would include: customer savings by extending the current five percent discount on generation costs and other customer credits; maintaining current distribution base rates through 2007; market-based auctions that may be conducted annually to ensure that customers pay the lowest available prices; extension of the Company's support of energy-efficiency programs and the potential for continuing the program to give preferred access to nonaffiliated entities to generation capacity if shopping drops below 20%. Under the proposed plan, TE is requesting:

           o Extension of the transition cost amortization period from mid-2007 to mid-2008;

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

         Transition Cost Amortization-

           The Company amortizes transition costs (see Regulatory Matters) using the effective interest method. Under the current Ohio transition plan, total transition cost amortization is expected to approximate the following for 2004 through 2007.

                     (In millions)
---------------------------------
2004..................    $130
2005..................     150
2006..................      96
2007..................      63
--------------------------------

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

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                      2003         2002
-----------------------------------------------------------------------
                                                          (In millions)
Regulatory transition costs......................     $447         $558
Customer shopping incentives.....................       52           24
Customer receivables for future income taxes.....      (13)         (16)
Loss on reacquired debt..........................        3            3
Employee postretirement benefit costs............        8            9
Component removal costs and all other............      (38)         (33)
------------------------------------------------------------------------

       Total.....................................     $459         $545
=======================================================================



       Regulatory Accounting for Generation Operations-

           The application of SFAS 71 has been discontinued with respect to the Company's generation operations. The SEC issued interpretive guidance regarding asset impairment measurement providing that any supplemental regulated cash flows such as a competitive transition charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance $53 million of impaired plant investments were recognized by the Company as regulatory assets recoverable as transition costs through future regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued, were $561 million as of December 31, 2003.

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

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.0% in 2003, 3.9% in 2002 and 3.5% in 2001.

       Nuclear Fuel-

           Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Company amortizes the cost of nuclear fuel based on the rate of consumption.

     (E) COMMON OWNERSHIP OF GENERATING FACILITIES-

           The Company, together with CEI, OE and OE's wholly owned subsidiary, Pennsylvania Power Company (Penn), own and/or lease, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Consolidated Statements of Income. The amounts reflected on the Consolidated Balance Sheet under utility plant as of December 31, 2003 include the following:


                                    Utility         Accumulated         Construction     Ownership/
                                    Plant           Provision for         Work in        Leasehold
Generating Units                  in Service        Depreciation          Progress        Interest
--------------------------------------------------------------------------------------------------
                                                          (In millions)
Bruce Mansfield
  Units 2 and 3...............      $ 65              $ 20                 $ 18            18.61%
Beaver Valley Unit 2..........        10                 1                   11            19.91%
Davis-Besse...................       249                58                   79            48.62%
Perry.........................       354                68                    4            19.91%
---------------------------------------------------------------------------------------------------
  Total.......................      $678              $147                 $112
===================================================================================================



           The Bruce Mansfield Plant and Beaver Valley Unit 2 are being leased through sale and leaseback transactions (see Note 2) and the above-related amounts represent construction expenditures subsequent to the transaction.

     (F) ASSET RETIREMENT OBLIGATION-

           In January 2003, the Company implemented SFAS 143, "Accounting for Asset Retirement Obligations," which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation (ARO) in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the asset retirement liability increases, resulting in a period expense. However, rate-regulated entities may recognize a regulatory asset or liability instead if the criteria for such treatment are met. Upon retirement, a gain or loss would be recognized if the cost to settle the retirement obligation differs from the carrying amount.

           The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond related to the Bruce Mansfield Plant. The ARO liability as of the date of adoption of SFAS 143 was $172 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. Accretion during 2003 was $9.8 million, bringing the ARO liability as of December 31, 2003 to $181.8 million. The ARO includes the Company's obligation for nuclear decommissioning of the Beaver Valley Unit 2, Davis-Besse, and Perry nuclear generating facilities. The Company's share of the obligation to decommission these units was developed based on site-specific studies performed by an independent engineer. The Company utilized an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2003, the fair value of the decommissioning trust assets was $240.6 million.

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

           The following table provides the effect on income as if SFAS 143 had been applied during 2002 and 2001.


Effect of the Change in Accounting
Principle Applied Retroactively                              2002       2001
-----------------------------------------------------------------------------
                                                              (In millions)
Reported net income (loss)................................   $(5)       $ 43
Increase (Decrease):
Elimination of decommissioning expense....................    29          28
Depreciation of asset retirement cost.....................    (1)         (1)
Accretion of ARO liability................................   (11)        (10)
Non-regulated generation cost of removal component, net...     1           1
Income tax effect.........................................    (7)         (7)
-----------------------------------------------------------------------------
Net earnings increase.....................................    11          11
-----------------------------------------------------------------------------
Net income adjusted.......................................   $ 6        $ 54
=============================================================================



           The following table provides the year-end balance of the ARO for 2002, as if SFAS 143 had been adopted on January 1, 2002.

Adjusted ARO Reconciliation                    2002
--------------------------------------------------------
                                           (In millions)
Beginning balance as of January 1, 2002         $161.1
Accretion in 2002                                 10.9
------------------------------------------------------
Ending balance as of December 31, 2002          $172.0
------------------------------------------------------


     (G) STOCK-BASED COMPENSATION-

           FirstEnergy applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock-based compensation plans (see Note 3(B)). No material stock-based employee compensation expense is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date, resulting in substantially no intrinsic value.

           If FirstEnergy had accounted for employee stock options under the fair value method of SFAS 123, "Accounting for Stock Compensation," a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:

                                     2003           2002              2001
---------------------------------------------------------------------------
Valuation assumptions:
  Expected option term (years)...    7.9            8.1               8.3
  Expected volatility............   26.91%         23.31%            23.45%
  Expected dividend yield........    5.09%          4.36%             5.00%
  Risk-free interest rate........    3.67%          4.60%             4.67%
Fair value per option............   $5.09          $6.45             $4.97
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

     (I) PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

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
                                                      ======       ======        =======    =======

         Amounts Recognized in the
         Consolidated Balance Sheets
         As of December 31

         Accrued benefit cost.....................    $ (438)      $ (548)         $(975)     $(867)
         Intangible assets........................        72           78             --         --
         Accumulated other comprehensive loss.....       510          757             --         --
                                                      ------       ------          -----      -----
         Net amount recognized....................    $  144       $  287          $(975)     $(867)
                                                      ======       ======          =====      =====
         Company's share of net amount recognized.    $    7       $   19          $ (33)     $ (56)
                                                      ======       ======          =====      =====




         Increase (decrease) in minimum liability
           included in other comprehensive income
           (net of tax)..........................       $(145)       $ 444          $ --       $ --

         Weighted-Average Assumptions Used
         to Determine Benefit Obligations
         As of December 31
         ----------------------------------------
         Discount rate...........................       6.25%        6.75%          6.25%      6.75%
         Rate of compensation increase...........       3.50%        3.50%

         Allocation of Plan Assets
         As of December 31
         -----------------------------------------

         Asset Category
         Equity securities.......................         70%          61%            71%        58%
         Debt securities.......................           27           35             22         29
         Real estate...........................            2            2             --         --
         Other.................................            1            2              7         13
                                                         ---          ---            ---        ---
         Total.................................          100%         100%           100%       100%
                                                         ===          ===            ===        ===

         Information for Pension Plans With an
         Accumulated Benefit Obligation in
         Excess of Plan Assets                         2003         2002
         -----------------------------------------     ----         ----
                                                        (In millions)
         Projected benefit obligation.............    $4,162       $3,866
         Accumulated benefit obligation...........     3,753        3,438
         Fair value of plan assets................     3,315        2,889



         FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2003 were computed as follows:



                                                        Pension Benefits            Other Benefits
                                                     ----------------------      ---------------------
         Components of Net Periodic Benefit Costs    2003     2002     2001      2003     2002   2001
         ---------------------------------------------------------------------------------------------
                                                                         (In millions)
         Service cost............................    $  66   $  59    $  35      $  43    $ 29   $ 18
         Interest cost...........................      253     249      133        137     114     65
         Expected return on plan assets..........     (248)   (346)    (205)       (43)    (52)   (10)
         Amortization of prior service cost......        9       9        9         (9)      3      3
         Amortization of transition obligation
          (asset)................................       --      --       (2)         9       9      9
         Recognized net actuarial loss...........       62      --       --         40      11      5
         Voluntary early retirement program......       --      --        6         --      --      2
                                                     -----   -----    -----      -----    ----   ----
         Net periodic cost (income)..............    $ 142   $ (29)   $ (24)     $ 177    $114   $ 92
                                                     =====   =====    =====      =====    ====   ====
         Company's share of net periodic cost
           (income)..............................    $   5   $   1    $  (1)     $   6    $  4   $  4
                                                     =====   =====    =====      =====    ====   ====

         Weighted-Average Assumptions Used
         to Determine Net Periodic Benefit Cost
         for Years Ended December 31

         Discount rate..........................      6.75%   7.25%    7.75%      6.75%   7.25%  7.75%
         Expected long-term return on plan assets             9.00%   10.25%     10.25%   9.00% 10.25%
         10.25%
         Rate of compensation increase..........      3.50%   4.00%    4.00%


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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, the accrued pension costs for the Company as of June 30, 2003 decreased by $3 million. The corresponding adjustment related to this change increased other comprehensive income and deferred income taxes and decreased the payable to associated companies.

           Due to the increased market value of its pension plan assets, the Company reduced its minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $13 million, recording a decrease of $3 million in an intangible asset and crediting OCI by $6 million (offsetting previously recorded deferred tax benefits by $4 million). The remaining balance in OCI of $9 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $13 million as of December 31, 2003.

           FirstEnergy does not expect to contribute to its pension plans in 2004 and expects to contribute $16 million to its other postretirement benefit plans in 2004.

     (J) TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily ATSI, FirstEnergy Solutions Corp. (FES) and FirstEnergy Service Company (FESC). The Ohio transition plan, as discussed in the "Regulatory Matters" section, resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. FES operates the generation businesses of the Company, CEI, OE and Penn. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the generation from leased fossil generating facilities and the Company purchases its power from FES to meet its "provider of last resort" obligations. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI. The primary affiliated companies transactions are as follows:



                                        2003         2002         2001
-------------------------------------------------------------------------
                                                  (In millions)
Operating Revenues:
PSA revenues from FES...............    $103         $128          $181
Generating units rent from FES......      15           14            14
Electric sales to CEI...............     109          104            97
Ground lease with ATSI..............       2            2             2

Operating Expenses:
Purchased power under PSA...........     298          319           388
Transmission expenses...............      19           23            17
FESC support services...............      35           26            24

Other Income:
Interest income from ATSI...........       3            3             3
Interest income from FES............      10           10            10
-------------------------------------------------------------------------

           FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy Corp. and a "mutual service company" as defined in Rule 93 of the Public Utility Holding Company Act of 1935 (PUHCA). The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days, except for $65 million payable to affiliates for pension and OPEB obligations.

           The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $109 million, $104 million and $97 million in 2003, 2002 and 2001, respectively. This sale is expected to continue through the end of the lease period. (See Note 2.)

     (K) CASH AND FINANCIAL INSTRUMENTS-

           All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Cash and cash equivalents included $2 million received in December 2003 which was included in the NRG settlement claim sold in January 2004 (see Note 6) and $20 million used for the redemption of long-term debt in January 2003 as of December 31, 2003 and 2002, respectively. Noncash financing and investing activities included capital lease transactions amounting to $1.0 million in 2001. There were no capital lease transactions in 2003 and 2002.

           All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following sets forth the approximate fair value and related carrying amounts of all other long-term debt and investments other than cash and cash equivalents as of December 31:


                                                                2003                          2002
----------------------------------------------------------------------------------------------------------
                                                          Carrying     Fair           Carrying      Fair
                                                            Value     Value             Value      Value
----------------------------------------------------------------------------------------------------------
                                                                           (In millions)
Long-term debt.......................................       $540       $564               $730        $772
Investments other than cash and cash equivalents:
   Debt securities
   - Maturity (5-10 years)...........................       $124       $127               $123        $127
   - Maturity (more than 10 years)...................        246        286                278         303
   Equity securities.................................          2          2                  2           2
   All other.........................................        241        241                175         175
----------------------------------------------------------------------------------------------------------
                                                            $613       $656               $578        $607
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

           The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "All other" in the table above) consist of equity securities ($145 million) and fixed income securities ($96 million) as of December 31, 2003. Unrealized gains and losses applicable to the Company's decommissioning trusts are recognized in the trust investment with a corresponding offset to OCI, as fluctuations in the fair value of the trusts will eventually affect earnings. Realized gains (losses) are recognized as additions (reductions) to trust asset balances with an offset to earnings. For 2003 and 2002, net realized losses were approximately $0.5 million, respectively, and $5.0 million and interest and dividend income totaled approximately $6.7 million and $5.9 million, respectively.

           Investments other than cash and cash equivalents in the table above include available-for-sale securities, at fair value, with the following net results:

                                         2003*           2002*
---------------------------------------------------------------
                                             (In millions)
Unrealized gains (losses)...........    $ 32.8          $(10.0)
Proceeds from sales.................     147.2           143.5
Realized gains (losses).............      (0.5)           (5.0)
---------------------------------------------------------------


 * Includes the available-for-sale securities of the Company's decommissioning trusts.


           As of December 31, 2003 accumulated other comprehensive income (loss) for available-for-sale securities consisted of investments with net unrealized gains of $43.4 million and net unrealized losses of $8.7 million. The following table provides details for the available-for-sale securities with net unrealized losses as of December 31, 2003.


                          Less Than 12 Months          12 Months or More                 Total
                         --------------------         --------------------        ---------------------
                          Fair      Unrealized         Fair     Unrealized         Fair      Unrealized
Security Type            Value        Losses          Value       Losses          Value        Losses
-------------------------------------------------------------------------------------------------------
                                                          (In millions)
Equity Securities.......   5.7          1.7             8.1          6.9          13.8           8.6
Debt Securities.........   7.4          0.1             --           --            7.4           0.1
----------------------------------------------------------------------------------------------------

    Total...............  13.1          1.8             8.1          6.9          21.2           8.7
------------------------------------------------------------------------------------------------------



           All of the aggregate unrealized losses related to available-for-sale securities in the table above are considered to be temporary in nature. These securities are primarily held by the Company's nuclear decommissioning trusts. The Company has the ability and intent to hold these securities for the period necessary to fund their cost.

(L) GOODWILL-

           In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Under SFAS 142, "Goodwill and Other Intangible Assets," amortization of existing goodwill ceased January 1, 2002. Instead, the Company evaluates its goodwill for impairment at least annually and makes such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. When impairment is indicated, the Company would recognize a loss - calculated as the difference between the implied fair value of its goodwill and the carrying value of the goodwill. The Company's annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in the Company's evaluation of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on its future evaluations of goodwill. As of December 31, 2003, the Company had approximately $505 million of goodwill. The impairment analysis includes a significant source of cash representing the Company's recovery of transition costs as described above under "Regulatory Matters." The Company does not believe that completion of transition cost recovery will result in an impairment of goodwill.

           The following table shows what net income would have been if goodwill amortization had been excluded from prior periods:

                                        2003        2002       2001
                                        ----        ----       ----
                                             (In thousands)

Reported net income (loss).........   $45,480    $(5,142)    $42,691
Add back goodwill amortization.....        --         --      14,032
                                      -------    -------     -------
Adjusted net income (loss).........   $45,480    $(5,142)    $56,723
                                      =======    =======     =======


     (M) CUMULATIVE EFFECT OF ACCOUNTING CHANGE-

           Results for 2003 include an after-tax credit to net income of $25.6 million recorded by the Company upon adoption of SFAS 143 in January 2003. The Company identified applicable legal obligations as defined under the new accounting standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond at the Bruce Mansfield Plant. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $41.1 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $5.5 million. The asset retirement obligation liability at the date of adoption was $172 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company had recorded decommissioning liabilities of $179.6 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $43.8 million increase to income, or $25.6 million net of income taxes.

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

           As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2003 were approximately $0.2 billion, net of trust cash receipts.)

           Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2003 are summarized as follows:

                                     2003           2002            2001
---------------------------------------------------------------------------
                                                (In millions)
Operating leases
  Interest element...............    $ 49.4        $ 52.6          $ 55.7
  Other..........................      62.4          58.6            52.4
Capital leases
  Interest element...............      --            --               2.5
  Other..........................      --             0.3            14.1
-------------------------------------------------------------------------
  Total rentals..................    $111.8        $111.5          $124.7
=========================================================================


           The future minimum lease payments as of December 31, 2003 are:


                                                 Operating Leases
                                        ------------------------------------
                                          Lease       Capital
                                        Payments       Trust           Net
----------------------------------------------------------------------------
                                                    (In millions)
2004................................     $   97.9       $ 24.6        $ 73.3
2005................................        104.8         25.3          79.5
2006................................        107.8         26.0          81.8
2007................................         99.2         22.6          76.6
2008................................         96.9         27.2          69.7
Years thereafter....................        811.7        201.1         610.6
----------------------------------------------------------------------------
Total minimum lease payments........     $1,318.3       $326.8        $991.5
                                         ========       ======        ======


           The Company has recorded above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant associated with the 1997 merger creating FirstEnergy. The total above-market lease obligation of $111 million associated with Beaver Valley Unit 2 is being amortized on a straight-line basis through the end of the lease term in 2017 (approximately $6 million per year). The total above-market lease obligation of $298 million associated with the Bruce Mansfield Plant is being amortized on a straight-line basis through the end of 2016 (approximately $19 million per year). As of December 31, 2003 the above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant totaled approximately $317 million, of which $25 million is current.

           The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of first mortgage bonds due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transaction. The Shippingport Capital Trust (Shippingport) arrangement effectively reduces lease costs related to that transaction.

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

           Stock option activities under the FE Programs for the past three years were as follows:

                                           Number of         Weighted Average
      Stock Option Activities                Options          Exercise Price
------------------------------------------------------------------------------
 Balance, January 1, 2001...............   5,021,862            $24.09
 (473,314 options exercisable)..........                         24.11

   Options granted......................   4,240,273             28.11
   Options exercised....................     694,403             24.24
   Options forfeited....................     120,044             28.07
 Balance, December 31, 2001.............   8,447,688             26.04
 (1,828,341 options exercisable)........                         24.83

   Options granted......................   3,399,579             34.48
   Options exercised....................   1,018,852             23.56
   Options forfeited....................     392,929             28.19
 Balance, December 31, 2002.............  10,435,486             28.95
 (1,400,206 options exercisable)........                         26.07

   Options granted......................   3,981,100             29.71
   Options exercised....................     455,986             25.94
   Options forfeited....................     311,731             29.09
 Balance, December 31, 2003.............  13,648,869             29.27
 (1,919,662 options exercisable)........                         29.67

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

           The preferred dividend rates on the Company's Series A and Series B shares fluctuate based on prevailing interest rates and market conditions. The dividend rates for both issues averaged 7% in 2003.

           The Company has five million authorized and unissued shares of $25 par value preference stock.

     (D) LONG-TERM DEBT-

           The Company has a first mortgage indenture under which it issues first mortgage bonds, secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company has various debt covenants under its financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios. There also exists cross-default provisions among financing arrangements of FirstEnergy and the Company.

           Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) for the next five years are:

                                 (In millions)
---------------------------------------------
2004................................. $284
2005.................................   32
2006.................................   --
2007.................................   30
2008.................................   --
---------------------------------------------


           Included in the table above are amounts for various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. These amounts are $54 million and $32 million in 2004 and 2005, respectively, which represents the next date at which the debt holders may exercise this provision.

           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $51 million to pay principal of, or interest on, the pollution control revenue bonds.

           The Company and CEI have unsecured letters of credit of approximately $216 million in connection with the sale and leaseback of Beaver Valley Unit 2 that expire in April 2005. The Company and CEI are jointly and severally liable for the letters of credit (see Note 2).

     (E) COMPREHENSIVE INCOME-

           Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy. As of December 31, 2003, accumulated other comprehensive income consisted of a minimum liability for unfunded retirement benefits of $(9.4) million and unrealized gains on investments in securities available for sale of $21.1 million.

4.   SHORT-TERM -BORROWINGS:

           Short-term borrowings outstanding as of December 31, 2003, consisted of $70 million of bank borrowings and $286 million from affiliates. The average interest rate on short-term borrowings outstanding as of December 31, 2003 and 2002, were 1.8%.

5.   COMMITMENTS AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $141 million for property additions and improvements from 2004-2006, of which approximately $50 million is applicable to 2004. Investments for additional nuclear fuel during the 2004-2006 period are estimated to be approximately $42 million, of which approximately $13 million applies to 2004. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $42 million and $21 million, respectively, as the nuclear fuel is consumed.

     (B) NUCLEAR INSURANCE-

           The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $10.9 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership and leasehold interests in Beaver Valley Unit 2, the Davis Besse Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $89.0 million per incident but not more than $8.8 million in any one year for each incident.

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

           The Company has been named as "potentially responsible parties"
(PRPs) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has total accrued liabilities aggregating approximately $0.2 million as of December 31, 2003. The Company accrues environmental liabilities only when it can conclude that it is probable that it has an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims are reflected in the Company's determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

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

           On August 14, 2003, various states and parts of southern Canada experienced a widespread power outage. That outage affected approximately 1.4 million customers in FirstEnergy's service area. FirstEnergy continues to accumulate data and evaluate the status of its electrical system prior to and during the outage event, and continues to cooperate with the U.S.-Canada Power System Outage Task Force (Task Force) investigating the August 14th outage. The interim report issued by the Task Force on November 18, 2003 concluded that the problems leading to the outage began in FirstEnergy's service area. Specifically, the interim report concludes, among other things, that the initiation of the August 14th outage resulted from the coincidence on that afternoon of the following events: (1) inadequate situational awareness at FirstEnergy; (2) FirstEnergy's failure to adequately manage tree growth in its transmission rights of way; and (3) failure of the interconnected grid's reliability organizations (Midwest Independent System Operator and PJM Interconnection) to provide effective diagnostic support. FirstEnergy believes that that the interim report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14th outage and that it does not adequately address the underlying causes of the outage. FirstEnergy remains convinced that the outage cannot be explained by events on any one utility's system. On November 25, 2003, the PUCO ordered FirstEnergy to file a plan with the PUCO no later than March 1, 2004, illustrating how FirstEnergy will correct problems identified by the Task Force as events contributing to the August 14th outage and addressing how FirstEnergy proposes to upgrade its control room computer hardware and software and improve the training of control room operators to ensure that similar problems do not occur in the future. The PUCO, in consultation with the North American Electric Reliability Council, will review the plan before determining the next steps in the proceeding. On December 24, 2003, the FERC ordered FirstEnergy to pay for an independent study of part of Ohio's power grid. The study is to examine the stability of the grid in critical points in the Cleveland and Akron areas; the status of projected power reserves during summer 2004 through 2008; and the need for new transmission lines or other grid projects. The FERC ordered the study to be completed within 120 days. At this time, it is unknown what the cost of such study will be, or the impact of the results.

6.   SALE OF GENERATING ASSETS:

           In November 2001, FirstEnergy reached an agreement to sell four coal-fired power plants totaling 2,535 MW to NRG Energy Inc. The proposed sale had included the 648 MW Bay Shore Plant owned by the Company. On August 8, 2002, FirstEnergy notified NRG that it was canceling the agreement because NRG stated that it could not complete the transaction under the original terms of the agreement. NRG filed voluntary bankruptcy petitions in May 2003; subsequently, FirstEnergy reached an agreement for settlement of its claim against NRG. FirstEnergy sold its entire claim for $170 million (Company's share - $12 million) in January 2004.

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

           The Company currently has transactions with entities in connection with sale and leaseback arrangements which fall within the scope of this interpretation and which meet the definition of a VIE in accordance with FIN 46R. In 1997, the Company and CEI, an affiliated company, established Shippingport to purchase all of the lease obligation bonds issued by the owner trusts in the Bruce Mansfield Plant sale and leaseback transactions. Prior to the adoption of FIN 46R, the assets and liabilities of the trust were included on a proportionate basis in the financial statements of the Company and CEI. Upon adoption of FIN 46R, CEI was determined to be the primary beneficiary of Shippingport, and therefore consolidated the entire trust as of December 31, 2003. This changed our Shippingport investment of $220 million to an investment in collateralized lease bonds of $210 million ($9 million current). The $10 million difference represents the minority interest included on the financial statements of CEI.

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

8. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The quarterly financial information for the first three quarters of 2003 have been restated to correct the amounts reported for operating expense and interest charges. Costs that should have been capitalized to construction projects were improperly recorded as operating expenses of $0.2 million, $0.3 million and $0.7 million in the first, second and third quarters, respectively. In addition, interest expense was overstated by $0.6 million in the first quarter and $0.2 million in each of the second and third quarters. These corrections have resulted in restated earnings increases of $0.8 million, $0.5 million and $0.9 million during the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, respectively.The impact of these adjustments was not material to the Company's consolidated balance sheets or consolidated statements of cash flows for any quarter of 2003. The following summarizes certain consolidated operating results by quarter for 2003 and 2002.



    Three Months Ended              March 31, 2003          June 30, 2003       September 30, 2003   December 31, 2003
----------------------------------------------------------------------------------------------------------------------
                               As Previously   As       As Previously    As     As Previously   As
                                 Reported   Restated       Reported   Restated   Reported    Restated
                                 --------   --------       --------   --------   --------    --------
                                                            (In millions)

Operating Revenues.............    $231.8     $231.8        $216.0     $216.0    $260.2       $260.2      $224.8
Operating Expenses and Taxes...     226.3      226.7         218.1      217.9     242.0        241.5       212.7
-----------------------------------------------------------------------------------------------------------------
Operating Income (Loss)........       5.5        5.1          (2.1)      (1.9)     18.2         18.7        12.1
Other Income ..................       3.1        3.3           3.8        3.8       5.8          5.8         9.3
Net Interest Charges...........      10.0        9.1          11.4       11.1       8.2          7.9         8.2
----------------------------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative
  Effect of Accounting Change..      (1.4)      (0.7)         (9.7)      (9.2)     15.8         16.6        13.2
Cumulative Effect of Accounting
  Change (Net of Income Taxes).      25.6       25.6          --        --         --           --           --
----------------------------------------------------------------------------------------------------------------
Net Income (Loss)..............    $ 24.2     $ 24.9        $ (9.7)    $ (9.2)   $ 15.8       $ 16.6      $ 13.2
=================================================================================================================
Earnings (Loss) Applicable
   To Common Stock.............    $ 21.9     $ 22.7        $(11.9)    $(11.4)   $ 13.5       $ 14.4      $ 11.0
=================================================================================================================




                                                   March 31,       June 30,      September 30,     December 31,
      Three Months Ended                             2002             2002           2002               2002
----------------------------------------------------------------------------------------------------------------
                                                                          (In millions)

Operating Revenues..........................        $252.6           $250.3         $269.9             $223.3
Operating Expenses and Taxes................         241.9            222.7          251.7              243.1
----------------------------------------------------------------------------------------------------------------
Operating Income (Loss).....................          10.7             27.6           18.2              (19.8)
Other Income ...............................           4.3              3.7            4.0                1.2
Net Interest Charges........................          14.7             14.9           14.5               11.1
----------------------------------------------------------------------------------------------------------------
Net Income (Loss)...........................        $  0.3           $ 16.4         $  7.7             $(29.7)
================================================================================================================
Earnings (Loss) Applicable to
   Common Stock.............................        $ (4.4)          $ 14.3         $  5.5             $(31.4)
================================================================================================================


Report of Independent Auditors

To the Stockholders and Board of Directors of The Toledo Edison Company:

In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of The Toledo Edison Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiary as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three yeas in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1(L) to the consolidated financial statements, the Company changed its method of accounting for goodwill as of January 1, 2002. As discussed in Note 1(F) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as January 1, 2003. As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for the consolidation of variable interest entities as of December 31, 2003.





PricewaterhouseCoopers LLP
Cleveland, Ohio
February 25, 2004