Form 10-K, Exhibit 13
period 2003-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2004-03-15
CIK 20947, 77278, 352049, 73960, 53456, 65350, 77227, 1031296

PENNSYLVANIA POWER COMPANY

                       2003 ANNUAL REPORT TO STOCKHOLDERS



           Pennsylvania Power Company, an electric utility operating company of FirstEnergy Corp. and a wholly owned subsidiary of Ohio Edison Company, provides electric service to approximately 156,000 customers in western Pennsylvania.






Contents                                                                  Page
--------                                                                  ----

Selected Financial Data...........................................          1
Management's Discussion and Analysis..............................        2-10
Statements of Income..............................................         11
Balance Sheets....................................................         12
Statements of Capitalization......................................         13
Statements of Common Stockholder's Equity.........................         14
Statements of Preferred Stock.....................................         14
Statements of Cash Flows..........................................         15
Statements of Taxes...............................................         16
Notes to Financial Statements.....................................        17-30
Reports of Independent Auditors...................................        31-32



                           PENNSYLVANIA POWER COMPANY

                             SELECTED FINANCIAL DATA


                                                 2003           2002            2001          2000            1999
---------------------------------------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)

Operating Revenues......................       $526,867        $506,407       $498,401       $383,112      $  329,234
                                               ========        ========       ========       ========      ==========

Operating Income........................       $ 47,320        $ 60,922       $ 55,178       $ 39,979      $   32,063
                                               ========        ========       ========       ========      ==========

Income Before Cumulative Effect
   of Accounting Change.................       $ 37,833        $ 47,717       $ 41,041       $ 22,847      $   12,648
                                               ========        ========       ========       ========      ==========

Net Income..............................       $ 48,451        $ 47,717       $ 41,041       $ 22,847      $   12,648
                                               ========        ========       ========       ========      ==========

Earnings on Common Stock................       $ 45,263        $ 44,018       $ 37,338       $ 19,143      $    8,278
                                               ========        ========       ========       ========      ==========

Total Assets............................       $879,379        $907,748       $960,097       $988,909      $1,015,616
                                               ========        ========       ========       ========      ==========

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder's Equity.............       $230,786        $229,374       $223,788       $213,851      $  199,608
Preferred Stock-
   Not Subject to Mandatory Redemption..         39,105          39,105         39,105         39,105          39,105
   Subject to Mandatory Redemption......             --          13,500         14,250         15,000          15,000
Long-Term Debt..........................        130,358         185,499        262,047        270,368         274,821
                                               --------        --------       --------       --------      ----------
Total Capitalization....................       $400,249        $467,478       $539,190       $538,324      $  528,534
                                               ========        ========       ========       ========      ==========

CAPITALIZATION RATIOS:
Common Stockholder's Equity.............           57.7%           49.1%          41.5%          39.7%           37.8%
Preferred Stock-
   Not Subject to Mandatory Redemption..            9.8             8.3            7.3            7.3             7.4
   Subject to Mandatory Redemption......             --             2.9            2.6            2.8             2.8
Long-Term Debt..........................           32.5            39.7           48.6           50.2            52.0
                                                  -----           -----         ------          -----           -----
Total Capitalization....................          100.0%          100.0%         100.0%         100.0%          100.0%
                                                  =====           =====         ======          =====           =====

DISTRIBUTION KILOWATT-HOUR DELIVERIES
(Millions):
Residential.............................          1,506           1,533          1,391          1,387           1,325
Commercial..............................          1,283           1,268          1,220          1,198           1,105
Industrial..............................          1,464           1,505          1,540          1,665           1,495
Other...................................              6               6              6              6               6
                                                  -----           -----          -----          -----           -----
Total...................................          4,259           4,312          4,157          4,256           3,931
                                                  =====           =====          =====          =====           =====

CUSTOMERS SERVED:
Residential.............................        137,170         136,410        134,956        121,066         117,440
Commercial..............................         18,455          18,397         18,153         16,634          16,307
Industrial..............................            219             220            224            177             175
Other...................................             85              85             87             87              87
                                                -------         -------        -------        -------         -------
Total...................................        155,929         155,112        153,420        137,964         134,009
                                                =======         =======        =======        =======         =======

NUMBER OF EMPLOYEES.....................            201             201            256            275             895



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

Results of Operations
---------------------

           Earnings on common stock in 2003 increased 2.8% to $45.3 million from $44.0 million in 2002. Earnings in 2003 included an after-tax credit of $10.6 million from the cumulative effect of an accounting change due to the adoption of SFAS 143, "Accounting for Asset Retirement Obligations," (see Note 1(H)). Income before the cumulative effect in 2003 decreased 20.7% to $37.8 million from $47.7 million in 2002. The lower results for 2003 were primarily due to higher nuclear operating costs and purchased power costs. These increased costs were partially offset by higher operating revenues, lower fuel costs and reduced financing costs.

           Earnings on common stock in 2002 increased 17.9% to $44.0 million from $37.3 million in 2001. The earnings increase in 2002 primarily resulted from increased operating revenues and lower financing costs, which were partially offset by higher operating expenses and taxes and reduced other income.

           Operating revenues increased by $20.5 million, or 4%, in 2003 as compared to 2002. The higher revenues primarily resulted from increased wholesale revenues of $24.6 million in 2003, along with higher retail generation sales revenues of $2.5 million due to higher unit prices -- partially offset by a 1% decrease in retail kilowatt-hour sales. These electric generation revenue increases were partially offset by $5.1 million of lower revenues from distribution deliveries. Wholesale revenue increases from sales to FirstEnergy Solutions Corp. (FES) reflected higher unit prices, which were partially offset by lower kilowatt-hour sales due to reduced nuclear generation available for sale to FES.

           Operating revenues increased by $8.0 million, or 1.6%, in 2002 as compared to 2001. The return of customers previously served by alternative generation suppliers contributed to the revenue increase. Retail kilowatt-hour sales increased by 7.8% in 2002 from the prior year, with increases in the residential and commercial sectors contributing to a $15.8 million increase in generation sales revenue. Sales of electric generation by alternative suppliers as a percent of total sales delivered in our franchise area decreased to 0.4% in 2002 from 4.1% in 2001. Distribution deliveries increased 3.7% in 2002 as compared to 2001, which increased revenues from electricity throughput by $3.9 million in 2002 from the prior year. The higher distribution deliveries resulted from additional residential and commercial demand due to warmer summer weather that was offset in part by the effect of continued sluggishness in the economy on demand by industrial customers. Sales revenues from wholesale customers decreased by $14.3 million in 2002 compared to 2001, due to a decline in market prices.


 Changes in KWH Sales                        2003             2002
 -------------------------------------------------------------------
  Increase (Decrease)
 Electric Generation:
   Retail................................    (1.0)%            7.8%
   Wholesale.............................   (11.6)%           12.0%
 -------------------------------------------------------------------
 Total Electric Generation Sales.........    (7.4)%           10.3%
 ==================================================================
 Distribution Deliveries:
   Residential...........................    (1.8)%           10.2%
   Commercial and industrial.............    (1.0)%            0.5%
 -------------------------------------------------------------------
 Total Distribution Deliveries...........    (1.3)%            3.7%
 ==================================================================

       Operating Expenses and Taxes

           Total operating expenses and taxes increased by $34.1 million in 2003 and $2.3 million in 2002 from the prior year. The following table presents changes from the prior year by expense category.

 Operating Expenses and Taxes - Changes             2003          2002
 ---------------------------------------------------------------------
  Increase (Decrease)                                (In millions)
 Fuel..........................................    $(3.7)      $  1.6
 Purchased power costs.........................      8.8          5.1
 Nuclear operating costs.......................     38.9        (24.6)
 Other operating costs.........................      2.6          5.4
 --------------------------------------------------------------------
   Total operation and maintenance expenses....     46.6        (12.5)

 Provision for depreciation and amortization...     (2.9)        (0.3)
 General taxes.................................     (2.0)        10.3
 Income taxes..................................     (7.6)         4.8
 --------------------------------------------------------------------
   Total operating expenses and taxes..........    $34.1       $  2.3
=====================================================================


           Lower fuel costs in 2003, compared with 2002, resulted from reduced nuclear generation. The increased purchased power costs in 2003 reflected higher unit costs and increased kilowatt-hour purchases. Higher nuclear operating costs occurred, in large part, due to the refueling outages at Beaver Valley Unit 1 (65.00% ownership); Perry (5.24% ownership) and Beaver Valley Unit 2 (13.74% ownership) in 2003, compared with one refueling outage at Beaver Valley Unit 2 in 2002.

           Charges for depreciation and amortization decreased by $2.9 million in 2003 compared to 2002, primarily from lower charges resulting from the implementation of SFAS 143, "Accounting for Asset Retirement Obligations," ($1.4 million for 2003) and revised service life assumptions for nuclear generating plants ($1.2 million for 2003).

           Higher fuel and purchased power costs in 2002 compared with 2001, resulted from a $4.2 million increase in power purchased from FES, reflecting higher kilowatt-hours purchased due to increased kilowatt-hour sales and lower unit prices. Nuclear operating costs decreased $24.6 million, primarily due to one less refueling outage in 2002 compared to 2001. The $5.4 million increase in other operating costs resulted principally from higher employee benefit costs.

           General taxes decreased $2 million in 2003 from 2002 principally due to settled property tax claims. General taxes increased by $10.3 million in 2002 from 2001 as a result of additional property taxes and gross receipt taxes.

       Net Interest Charges

           Net interest charges continued to trend lower, decreasing by $2.8 million in 2003 and by $2.2 million in 2002, compared to the prior year. We continued to redeem and refinance outstanding debt, with 2003 redemptions totaling $41.7 million (including mandatorily redeemable preferred stock). These redemptions will result in annualized savings of approximately $3.2 million.

       Cumulative Effect of Accounting Change

           Results for 2003 include an after-tax credit to net income of $10.6 million recorded upon the adoption of SFAS 143 in January 2003. We identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond at the Bruce Mansfield Plant. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $78 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $9 million. The ARO liability at the date of adoption was $121 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, we had recorded decommissioning liabilities of $120 million. We expect substantially all of its nuclear decommissioning costs to be recoverable in rates over time. Therefore, it recognized a regulatory liability of $69 million upon adoption of SFAS 143 for the transition amounts related to establishing the ARO for nuclear decommissioning. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was an $18.2 million increase to income, or $10.6 million net of income taxes.

Capital Resources and Liquidity
-------------------------------

           Through net debt and preferred stock redemptions, we continue to reduce the cost of debt and preferred stock, and improve our financial position in 2003. During 2003, we reduced our total outstanding debt by approximately $30.5 million. Preferred stock subject to mandatory redemption is now classified as debt under SFAS 150.

       Changes in Cash Position

           As of December 31, 2003, we had $40,000 of cash and cash equivalents, compared with $1.2 million as of December 31, 2002. The major sources for changes in these balances are summarized below.

       Cash Flows From Operating Activities

           Our net cash from operating activities is provided by our regulated energy services. Net cash provided from operating activities was $129 million in 2003, $106 million in 2002 and $93 million in 2001. Cash provided from 2003, 2002 and 2001 operating activities are as follows:


 Operating Cash Flows              2003       2002      2001
 -------------------------------------------------------------
                                           (In millions)

 Cash earnings (1).............   $ 98.8     $115.8    $101.6
 Working capital and other.....     29.7      (10.0)     (8.3)
 -------------------------------------------------------------

 Total.........................   $128.5     $105.8    $ 93.3
 =============================================================

 (1) Includes net income, depreciation and amortization, deferred income taxes, investment tax credits and major noncash charges.

           Net cash from operating activities increased to $129 million in 2003 compared with $106 million in 2002 due to a $40 million reduction in working capital and other requirements partially offset by a $17 million decrease in cash earnings.

       Cash Flows From Financing Activities

           In 2003 and 2002, the net cash used for financing activities of $76 million and $75 million, respectively, primarily reflects the redemptions of debt and preferred stock shown below and dividend payments. The following table provides details regarding new issues and redemptions during 2003 and 2002:


 Securities Issued or Redeemed                2003       2002
 -------------------------------------------------------------
                                               (In millions)
 New Issues
 ----------
      Pollution Control Notes..............    $ --      $14.5
      Short-Term Borrowings, Net...........     11.3       --

 Redemptions
 -----------
      First Mortgage Bonds.................     41.0       1.0
      Pollution Control Notes..............      --       14.5
      Capital Fuel Leases..................      --       40.7
      Preferred Stock......................      0.8       0.8
      Other, principally redemption
        premiums...........................      0.1       0.6
 --------------------------------------------------------------
                                               $41.9     $57.6


           In 2001, net cash flow used for financing activities totaled $51 million, primarily due to long-term debt redemptions and $31 million of dividend payments.

           We had about $0.4 million of cash and temporary investments and short-term indebtedness of $11.3 million as of December 31, 2003. At the end of 2003, we had the capability to issue $451 million of additional first mortgage bonds on the basis of property additions and retired bonds. Based upon applicable earnings in 2003 under the earnings coverage test contained in our charter, we could issue $244 million of preferred stock (assuming no additional debt was issued).

           We have the ability to borrow from our regulated affiliates and FirstEnergy to meet our short-term working capital requirements. FirstEnergy Service Company administers this money pool and tracks surplus funds of FirstEnergy and the respective regulated subsidiaries. Companies receiving a loan under the money pool agreements must repay the principal, together with accrued interest, within 364 days of borrowing the funds. The rate of interest is the same for each company receiving a loan from the pool and is based on the average cost of funds available through the pool. The average interest rate for borrowings in 2003 was 1.47%.

           Our access to capital markets and costs of financing are dependent on the ratings of our securities, OE and FirstEnergy. The following table shows securities' ratings following the downgrade by Moody's Investors Service in February 2004. The ratings outlook on all securities is stable.

Ratings of Securities
-----------------------------------------------------------------------------
                    Securities             S&P         Moody's         Fitch
-----------------------------------------------------------------------------
FirstEnergy       Senior unsecured         BB+           Baa3          BBB-

OE                Senior secured           BBB           Baa1          BBB+
                  Senior unsecured         BB+           Baa2          BBB
                  Preferred stock          BB            Ba1           BBB-

Penn              Senior secured           BBB-          Baa1          BBB+
                  Senior unsecured (1)     BB+           Baa2          BBB
                  Preferred stock          BB            Ba1           BBB-
------------------------------------------------------------------------------

(1) Penn's only senior unsecured debt obligations are pollution control revenue refunding bonds issued in the name of the Ohio Air Quality Development Authority to which this rating applies.


           On September 30, 2003, Fitch Ratings lowered the senior unsecured ratings of FirstEnergy to "BBB-" from "BBB." In addition, Fitch affirmed the ratings of OE and the Company. Fitch announced that the Rating Outlook is Stable for the securities of FirstEnergy, and all of the securities of its electric utility operating companies. Fitch stated that the changes to the long-term ratings were "driven by the high debt leverage of the parent, FirstEnergy. Despite management's commitment to reduce debt related to the GPU merger, subsequent cash flows have been vulnerable to unfavorable events, slowing the pace of FirstEnergy's debt reduction efforts. The Stable Outlook reflects the success of FirstEnergy's recent common equity offering and management's focus on a relatively conservative integrated utility strategy."

           On December 23, 2003, Standard & Poor's (S&P) lowered its corporate credit ratings on FirstEnergy and its regulated utility subsidiaries to "BBB-" from "BBB" and lowered FirstEnergy's senior unsecured debt rating to "BB+" from "BBB-". Except for OE's senior secured issue rating, which was left unchanged, all other subsidiary ratings were lowered one notch as well. The ratings were removed from CreditWatch with negative implications, where they had been placed by S&P on August 18, 2003, and the Ratings Outlook returned to Stable. The rating action followed a revision in S&P's assessment of FirstEnergy's consolidated business risk profile to `6' from `5' (`1' equals low risk, `10' equals high risk), with S&P citing operational and management challenges as well as heightened regulatory uncertainty for its revision of our business risk assessment score. S&P's rationale for its revisions in FirstEnergy's ratings included uncertainty regarding the timing of the Ohio Rate Plan filing, the pending final report on the August 14 regional outage (see Power Outage), the outcome of the remedial phase of litigation relating to the Sammis plant (see Environmental Matters), and the extended Davis-Besse outage and the related pending subpoena. S&P further stated that the restart of Davis-Besse and a supportive Ohio Rate Plan extension will be vital positive developments that would aid an upgrade of FirstEnergy's ratings. S&P's reduction of FirstEnergy's credit ratings in December 2003 triggered cash and letter-of-credit collateral calls in addition to higher interest rates for some outstanding borrowings.


           On February 6, 2004, Moody's downgraded FirstEnergy senior unsecured debt to Baa3 from Baa2. The ratings of OE and the Company were confirmed. Moody's said that the lower ratings were prompted by: "1) high consolidated leverage with significant holding company debt, 2) a degree of regulatory uncertainty in the service territories in which the company operates, 3) risks associated with investigations of the causes of the August 2003 blackout, and related securities litigation, and 4) a narrowing of the ratings range for the FirstEnergy operating utilities, given the degree to which FirstEnergy increasingly manages the utilities as a single system and the significant financial interrelationship among the subsidiaries."

       Cash Flows From Investing Activities

           Net cash used in investing activities totaled $53.9 million in 2003. The net cash used for investing resulted from increased property additions and nuclear plant decommissioning trust investments partially offset by loan payments from the Company's parent company, OE. Expenditures for property additions include expenditures supporting our distribution of electricity.

           Net cash used in investing activities totaled $29.3 million in 2002. The net cash used for investing resulted from increased property additions, which were offset in part by loan payments from associated companies.

           In 2001, net cash used in investing activities totaled $45.9 million, principally due to property additions and loans to associated companies, which were offset in part by sales of assets to associated companies.

           Our cash requirements in 2004 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without increasing our net debt and preferred stock outstanding.

           Our capital spending for the period 2004-2006 is expected to be about $143 million (excluding nuclear fuel) of which approximately $64 million applies to 2004. Investments for additional nuclear fuel during the 2004-2006 period are estimated to be approximately $34 million, of which about $20 million relates to 2004. During the same periods, our nuclear fuel investments are expected to be reduced by approximately $35 million and $17 million, respectively, as the nuclear fuel is consumed. We had no other material obligations as of December 31, 2003 that have not been recognized on our Balance Sheet.

Contractual Obligations
-----------------------

           Our cash contractual obligations as of December 31, 2003 that we consider firm obligations are as follows:


Contractual Obligations               Total          2004            2005-2006       2007-2008         Thereafter
-----------------------------------------------------------------------------------------------------------------
                                                                  (In millions)
Long-term debt..................      $211             $63             $ 2             $ 2               $144
Preferred stock (1).............        14               1               2              11                 --
Short-term borrowings...........        11              11              --              --                 --
Purchases (2)...................       121              20              30              28                 43
----------------------------------------------------------------------------------------------------------------
   Total........................      $357             $95             $34             $41               $187
================================================================================================================


(1) Subject to mandatory redemption.
(2) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.


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


Comparison of Carrying Value to Fair Value
------------------------------------------------------------------------------------------------------------------
                                                                                        There-              Fair
Year of Maturity                 2004       2005       2006       2007       2008        after     Total   Value
-------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
Investments Other Than Cash
   and Cash Equivalents-
   Fixed Income...............                 $6                  $ 1           $1       $116       $124   $130
   Average interest rate......                7.8%                 7.8%         7.8%       5.5%       5.6%
__________________________________________________________________________________________________________________
Liabilities
------------------------------------------------------------------------------------------------------------------
Long-term Debt and Other
   Long-Term Obligations:
Fixed rate....................    $63          $1         $1       $ 1           $1       $ 82       $149   $166
   Average interest rate .....     7.4%       9.7%       9.7%      9.7%         9.7%       6.5%       7.0%
Variable rate.................                                                            $ 62       $ 62   $ 62
   Average interest rate......                                                             1.8%       1.8%
Preferred Stock Subject to
   Mandatory Redemption.......    $ 1          $1         $1       $11                               $ 14   $ 14
   Average dividend rate......    7.6%        7.6%       7.6%      7.6%                               7.6%
Short-term Borrowings.........    $11                                                                $ 11   $ 11
   Average interest rate......    1.7%                                                                1.7%
-------------------------------------------------------------------------------------------------------------------


Equity Price Risk
-----------------

           Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $50 million and $38 million as of December 31, 2003 and 2002, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $5 million reduction in fair value as of December 31, 2003 (see Note 1(K) - Cash and Financial Instruments).

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

       Regulatory Matters-

           In late 2003, the Pennsylvania Public Utility Commission (PPUC) issued a Tentative Order implementing new reliability benchmarks and standards. In connection therewith, the PPUC commenced a rulemaking procedure to amend the Electric Service Reliability Regulations to implement these new benchmarks, and create additional reporting on reliability. Although neither the Tentative Order nor the Reliability Rulemaking has been finalized, the PPUC ordered all Pennsylvania utilities to begin filing quarterly reports on November 1, 2003. The comment period for both the Tentative Order and the Proposed Rulemaking Order has closed. We are currently awaiting the PPUC to issue a final order in both matters. The order will determine (1) the standards and benchmarks to be utilized, and (2) the details required in the quarterly and annual reports. It is expected that these Orders will be finalized in March 2004.

           On January 16, 2004, the PPUC initiated a formal investigation of our levels of compliance with the Public Utility Code and the PPUC's regulations and orders with regard to reliable electric service. Hearings will be held in August 2004 in this investigation and the Administrative Law Judge has been directed to issue a Recommended Decision by September 30, 2004, in order to allow the PPUC time to issue a Final Order before December 16, 2004. We are unable to predict the outcome of the investigation or the impact of the PPUC Order.

       Environmental Matters

           We believe we are in compliance with the current sulfur dioxide (SO2) and nitrogen oxide (NOx) reduction requirements under the Clean Air Act Amendments of 1990. In 1998, the Environmental Protection Agency (EPA) finalized regulations requiring additional NOx reductions in the future from our Ohio and Pennsylvania facilities. Various regulatory and judicial actions have since sought to further define NOx reduction requirements (see Note 5(C) - Environmental Matters). We continue to evaluate our compliance plans and other compliance options.

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

       Power Outage

           On August 14, 2003, various states in the northeast United States and part of southern Canada experienced a widespread power outage. That outage affected approximately 1.4 million customers in FirstEnergy's service area. FirstEnergy continues to accumulate data and evaluate the status of its electrical system prior to and during the outage event, and continues to cooperate with the U.S.-Canada Power System Outage Task Force (Task Force) investigating the August 14th outage. The interim report issued by the Task Force on November 18, 2003 concluded that the problems leading up to the outage began in FirstEnergy's service area. Specifically, the interim report concludes, among other things, that the initiation of the August 14th outage resulted from the coincidence on that afternoon of the following events: (1) inadequate situational awareness at FirstEnergy; (2) FirstEnergy's failure to adequately manage tree growth in its transmission rights of way; and (3) failure of the interconnected grid's reliability organizations (Midwest ISO and PJM Interconnection) to provide effective diagnostic support. We believe that the interim report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14th outage and that it does not adequately address the underlying causes of the outage. On November 25, 2003, the PUCO ordered FirstEnergy to file a plan with the PUCO no later than March 1, 2004, illustrating how FirstEnergy will correct problems identified by the Task Force as events contributing to the August 14th outage and addressing how FirstEnergy proposes to upgrade its control room computer hardware and software and improve the training of control room operators to ensure that similar problems do not occur in the future. The PUCO, in consultation with the North American Electric Reliability Council, will review the plan before determining the next steps in the proceeding. On December 24, 2003, the FERC ordered FirstEnergy to pay for an independent study of part of Ohio's power grid. The study has commenced and will examine the stability of the grid in critical points in the Cleveland and Akron areas; the status of projected power reserves during summer 2004 through 2008; and the need for new transmission lines or other grid projects. The FERC ordered the study to be completed within 120 days. At this time, we do not know how the results of the study will impact FirstEnergy.

       Legal Matters

           Various lawsuits, claims and proceedings related to our normal business operations are pending against us, the most significant of which are described above.

Critical Accounting Policies
----------------------------

           We prepare our financial statements in accordance with accounting principles that are generally accepted in the United States. Application of these principles often requires a high degree of judgment, estimates and assumptions that affect our financial results. All of our assets are subject to their own specific risks and uncertainties and are regularly reviewed for impairment. Assets related to the application of the policies discussed below are similarly reviewed with their risks and uncertainties reflecting those specific factors. Our more significant accounting policies are described below.

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

           FirstEnergy's assumed rate of return on pension plan assets considers historical market returns and economic forecasts for the types of investments held by our pension trusts. In 2003, 2002 and 2001, plan assets actually earned 24.0%, (11.3)% and (5.5)%, respectively. FirstEnergy's pension costs in 2003 were computed assuming a 9.0% rate of return on plan assets based upon projections of future returns and FirstEnergy's pension trust investment allocation of approximately 70% equities, 27% bonds, 2% real estate and 1% cash.

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, our accrued pension costs as of June 30, 2003 increased by $16 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of our pension plan assets, we reduced our minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $16 million, recording an increase of $2 million in an intangible asset and crediting OCI by $11 million (offsetting previously recorded deferred tax benefits by $7 million). The remaining balance in OCI of $12 million will reverse in future periods to the extent the accumulated benefit obligation exceeds the fair value of trust assets. The accrued pension cost was reduced to $15 million as of December 31, 2003.

           Based on pension assumptions and pension plan assets as of December 31, 2003, FirstEnergy will not be required to fund its pension plans in 2004. However, health care cost trends have significantly increased and will affect future OPEB costs. FirstEnergy's pension and OPEB expenses in 2004 are expected to decrease by $38 million and $34 million, respectively. These reductions reflect the actual performance of pension plan assets and amendments to the health care benefits plan announced in early 2004 which result in employees and retirees sharing more of the benefit costs. The reduction in OPEB costs for 2004 does not reflect the impact of the new Medicare law signed by President

Bush in December 2003 due to uncertainties regarding some of its new provisions (see Note 1(I)). The 2003 and 2002 composite health care trend rate assumptions are approximately 10%-12% gradually decreasing to 5% in later years. In determining FirstEnergy's trend rate assumptions, FirstEnergy included the specific provisions of its health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in its health care plans, and projections of future medical trend rates. The effect on FirstEnergy's pension and OPEB costs and liabilities from changes in key assumptions are as follows:


Increase in Costs from Adverse Changes in Key Assumptions
-----------------------------------------------------------------------------------------------
Assumption                       Adverse Change              Pension         OPEB         Total
-----------------------------------------------------------------------------------------------
                                                                          (In millions)
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

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS ADOPTED

       SFAS 143, "Accounting for Asset Retirement Obligations"

           In January 2003, Penn implemented SFAS 143 which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. See Notes 1(E) and 1(H) for further discussions of SFAS 143.

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

           Upon adoption of SFAS 150, effective July 1, 2003, we reclassified as debt our preferred stock subject to mandatory redemption with a carrying value of approximately $14 million as of December 31, 2003. Dividends on preferred stock subject to mandatory redemption on our Statements of Income, which were not included in net interest charges prior to the adoption of SFAS 150, are now included in net interest charges for the six months ended December 31, 2003.





                                                    PENNSYLVANIA POWER COMPANY

                                                       STATEMENTS OF INCOME


For the Years Ended December 31,                                                 2003         2002          2001
-------------------------------------------------------------------------------------------------------------------
                                                                                         (In thousands)

OPERATING REVENUES (Note 1(J))............................................     $526,867     $506,407      $498,401
                                                                               --------     --------      --------

OPERATING EXPENSES AND TAXES:
   Fuel and purchased power (Note 1(J))...................................      187,086      181,968       175,257
   Nuclear operating costs................................................      128,896       90,024       114,623
   Other operating costs (Note 1(J))......................................       53,137       50,523        45,133
                                                                               --------     --------      --------
     Total operation and maintenance expenses.............................      369,119      322,515       335,013
   Provision for depreciation and amortization............................       53,806       56,763        57,087
   General taxes..........................................................       22,458       24,474        14,214
   Income taxes...........................................................       34,164       41,733        36,909
                                                                               --------     --------      --------
     Total operating expenses and taxes...................................      479,547      445,485       443,223
                                                                               --------     --------      --------

OPERATING INCOME..........................................................       47,320       60,922        55,178

OTHER INCOME (Note 1(J))..................................................        2,850        1,960         3,185
                                                                               --------     --------      --------

INCOME BEFORE NET INTEREST CHARGES........................................       50,170       62,882        58,363
                                                                               --------     --------      --------

NET INTEREST CHARGES:
   Interest on long-term debt.............................................       14,228       15,521        16,971
   Allowance for borrowed funds used during construction..................       (3,189)      (1,509)         (850)
   Other interest expense.................................................        1,298        1,153         1,201
                                                                               --------     --------      --------
     Net interest charges.................................................       12,337       15,165        17,322
                                                                               --------     --------      --------

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE......................       37,833       47,717        41,041

Cumulative effect of accounting change (net of income taxes of $7,532,000)
   (Note 1(H))............................................................       10,618           --            --
                                                                               --------     --------      --------

NET INCOME................................................................       48,451       47,717        41,041

PREFERRED STOCK DIVIDEND REQUIREMENTS.....................................        3,188        3,699         3,703
                                                                               --------     --------      --------

EARNINGS ON COMMON STOCK..................................................     $ 45,263     $ 44,018      $ 37,338
                                                                               ========     ========      ========




The accompanying Notes to Financial Statements are an integral part of these statements.




                                                    PENNSYLVANIA POWER COMPANY

                                                          BALANCE SHEETS

As of December 31,                                                                       2003             2002
-------------------------------------------------------------------------------------------------------------------
                                                                                             (In thousands)
                                    ASSETS
UTILITY PLANT:
In service......................................................................       $808,637         $680,729
Less-Accumulated provision for depreciation.....................................        324,710          310,423
                                                                                       --------         --------
                                                                                        483,927          370,306
                                                                                       --------         --------
Construction work in progress-
   Electric plant...............................................................         68,091           44,696
   Nuclear fuel.................................................................            360            8,812
                                                                                       --------         --------
                                                                                         68,451           53,508
                                                                                       --------         --------
                                                                                        552,378          423,814
                                                                                       --------         --------

OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts (Note 1(K))................................        133,867          119,401
Long-term notes receivable from associated companies............................         39,179           38,921
Other...........................................................................          2,195            2,569
                                                                                       --------         --------
                                                                                        175,241          160,891
                                                                                       --------         --------

CURRENT ASSETS:
Cash and cash equivalents.......................................................             40            1,222
Notes receivable from associated companies......................................            399           35,317
Receivables-
   Customers (less accumulated provisions of $769,000 and $702,000,
     respectively, for uncollectible accounts)..................................         44,861           44,341
   Associated companies.........................................................         24,965           42,652
   Other........................................................................          1,047            5,262
Materials and supplies, at average cost.........................................         33,918           30,309
Prepayments.....................................................................          9,383            5,346
                                                                                       --------         --------
                                                                                        114,613          164,449
                                                                                       --------         --------

NONCURRENT LIABILITIES:
Regulatory assets...............................................................         27,513          150,902
Other...........................................................................          9,634            7,692
                                                                                       --------         --------
                                                                                         37,147          158,594
                                                                                       --------         --------
                                                                                       $879,379         $907,748
                                                                                       ========         ========

                        CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity.....................................................       $230,786         $229,374
   Preferred stock-
     Not subject to mandatory redemption........................................         39,105           39,105
     Subject to mandatory redemption (Note 3(E))................................             --           13,500
   Long-term debt and other long-term obligations-
     Preferred stock subject to mandatory redemption (Note 3(E))................         12,750               --
     Other......................................................................        117,608          185,499
                                                                                       --------         --------
                                                                                        400,249          467,478
                                                                                       --------         --------
CURRENT LIABILITIES:
Currently payable long-term debt and preferred stock............................         93,474           66,556
Accounts payable-
   Associated companies.........................................................         40,172           52,653
   Other........................................................................          1,294            5,730
Notes payable to associated companies...........................................         11,334               --
Accrued taxes...................................................................         27,091           12,507
Accrued interest................................................................          4,396            5,558
Other...........................................................................          8,444           10,479
                                                                                       --------         --------
                                                                                        186,205          153,483
                                                                                       --------         --------

NONCURRENT LIABILITIES:
Accumulated deferred income taxes...............................................         97,871          117,385
Accumulated deferred investment tax credits.....................................          3,516            3,810
Asset retirement obligation.....................................................        129,546               --
Nuclear plant decommissioning costs.............................................             --          119,863
Retirement benefits.............................................................         54,057           38,198
Other...........................................................................          7,935            7,531
                                                                                       --------         --------
                                                                                        292,925          286,787
                                                                                       --------         --------

COMMITMENTS AND CONTINGENCIES (Notes 2 and 5).......................
                                                                                       --------         --------
                                                                                       $879,379         $907,748
                                                                                       ========         ========



The accompanying Notes to Financial Statements are an integral part of these balance sheets.



                                                    PENNSYLVANIA POWER COMPANY

                                                   STATEMENTS OF CAPITALIZATION

As of December 31,                                                                                  2003       2002
-----------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding          $188,700   $188,700
   Other paid-in capital................................................................               (310)      (310)
   Accumulated other comprehensive loss (Note 3(F)).....................................            (11,783)    (9,932)
   Retained earnings (Note 3(A))........................................................             54,179     50,916
                                                                                                   --------   --------
     Total common stockholder's equity..................................................            230,786    229,374
                                                                                                   --------   --------

                                                     Number of Shares          Optional
                                                       Outstanding         Redemption Price
                                                     ----------------      ----------------
                                                     2003        2002    Per Share    Aggregate
                                                     ----        ----    ---------    ---------
PREFERRED STOCK (Note 3(C)):
Cumulative, $100 par value-
Authorized 1,200,000 shares
   Not Subject to Mandatory Redemption:
     4.24%................................          40,000      40,000   $103.13       $ 4,125        4,000      4,000
     4.25%................................          41,049      41,049    105.00         4,310        4,105      4,105
     4.64%................................          60,000      60,000    102.98         6,179        6,000      6,000
     7.75%................................         250,000     250,000    100.00        25,000       25,000     25,000
                                                   -------     -------                 -------     --------   --------
       Total not subject to mandatory
         redemption.......................         391,049     391,049                 $39,614       39,105     39,105
                                                   =======     =======                 =======     --------   --------

   Subject to Mandatory Redemption (Note 3(E)):
     7.625%**.............................              --     142,500                                   --     14,250
   Redemption Within One Year**...........              --                                               --       (750)
                                                   -------     -------                             --------   --------
       Total subject to mandatory redemption            --     142,500                                   --     13,500
                                                   =======     =======                             --------   --------

LONG-TERM DEBT (Note 3(D)):
   First mortgage bonds-
     9.740% due 2004-2019.....................................................................       15,617     16,591
     7.500% due 2003..........................................................................           --     40,000
     6.375% due 2004..........................................................................       20,500     20,500
     6.625% due 2004..........................................................................       14,000     14,000
     8.500% due 2022..........................................................................       27,250     27,250
     7.625% due 2023..........................................................................        6,500      6,500
                                                                                                   --------   --------
       Total first mortgage bonds.............................................................       83,867    124,841
                                                                                                   --------   --------

   Secured notes-
     5.400% due 2013..........................................................................        1,000      1,000
     5.400% due 2017..........................................................................       10,600     10,600
    *1.100% due 2017..........................................................................       17,925     17,925
     5.900% due 2018..........................................................................       16,800     16,800
    *1.100% due 2021..........................................................................       14,482     14,482
     6.150% due 2023..........................................................................       12,700     12,700
    *1.200% due 2027..........................................................................       10,300     10,300
     5.375% due 2028..........................................................................        1,734      1,734
     5.450% due 2028..........................................................................        6,950      6,950
     6.000% due 2028..........................................................................       14,250     14,250
     5.950% due 2029..........................................................................          238        238
                                                                                                   --------   --------
       Total secured notes....................................................................      106,979    106,979
                                                                                                   --------   --------

   Unsecured notes-
    *2.500% due 2029..........................................................................       14,500     14,500
    *5.900% due 2033..........................................................................        5,200      5,200
                                                                                                   --------   --------
       Total unsecured notes..................................................................       19,700     19,700
                                                                                                   --------   --------

   Preferred stock subject to mandatory redemption**..........................................       13,500         --
                                                                                                   --------   --------
   Capital leases obligations (Note 2)........................................................           --         32
                                                                                                   --------   --------
   Net unamortized discount on debt...........................................................         (214)      (247)
                                                                                                   --------   --------
   Long-term debt due within one year**.......................................................      (93,474)   (65,806)
                                                                                                   --------   --------
       Total long-term debt**.................................................................      130,358    185,499
                                                                                                   --------   --------
TOTAL CAPITALIZATION..........................................................................     $400,249   $467,478
                                                                                                   ========   ========


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




                                                         PENNSYLVANIA POWER COMPANY

                                                 STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                                           Accumulated
                                                                                Other         Other
                                         Comprehensive    Number       Par      Paid-In    Comprehensive     Retained
                                            Income      of Shares     Value     Capital    Income (Loss)     Earnings
                                         -------------  ---------     -----     -------    -------------     --------
                                                                 (Dollars in thousands)

Balance, January 1, 2001.............                   6,290,000   $188,700     $(310)      $     --        $ 25,461
   Net income........................       $41,041                                                            41,041
                                            =======
   Cash dividends on common stock....                                                                         (27,400)
   Cash dividends on preferred stock.                                                                          (3,704)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001...........                   6,290,000    188,700      (310)            --          35,398
   Net income........................       $47,717                                                            47,717
   Minimum liability for unfunded
     retirement benefits, net of
     $(7,045,000) of income taxes....        (9,932)                                           (9,932)
                                            -------
   Comprehensive income..............       $37,785
                                            =======
   Cash dividends on preferred stock.                                                                          (3,699)
   Cash dividends on common stock....                                                                         (28,500)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002...........                   6,290,000    188,700      (310)        (9,932)         50,916
   Net income........................       $48,451                                                            48,451
   Minimum liability for unfunded
     retirement benefits, net of
     $(1,290,000) of income taxes....        (1,851)                                           (1,851)
                                            -------
   Comprehensive income..............       $46,600
                                            =======
   Cash dividends on preferred stock.                                                                          (3,188)
   Cash dividends on common stock....                                                                         (42,000)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003...........                   6,290,000   $188,700     $(310)      $(11,783)       $ 54,179
=====================================================================================================================






                                                   STATEMENTS OF PREFERRED STOCK

                                                        Not Subject to                Subject to
                                                    Mandatory Redemption         Mandatory Redemption
                                                    --------------------         --------------------
                                                     Number         Par           Number         Par
                                                    of Shares      Value         of Shares      Value
                                                    ---------      -----         ---------      -----
                                                                   (Dollars in thousands)

             Balance, January 1, 2001..........      391,049       $39,105       150,000        $15,000
             ------------------------------------------------------------------------------------------
             Balance, December 31, 2001........      391,049        39,105       150,000         15,000
              Redemptions-
                7.625% Series..................                                   (7,500)          (750)
             ------------------------------------------------------------------------------------------
             Balance, December 31, 2002........      391,049        39,105       142,500         14,250
              Redemptions-
                7.625% Series..................                                   (7,500)          (750)
             ------------------------------------------------------------------------------------------
             Balance, December 31, 2003........      391,049       $39,105       135,000        $13,500*
             ==========================================================================================



* December 31, 2003 balance for preferred stock subject to mandatory redemption is classified as debt under SFAS 150 (see Note 6).

The accompanying Notes to Financial Statements are an integral part of these statements.




                                                    PENNSYLVANIA POWER COMPANY

                                                     STATEMENTS OF CASH FLOWS

For the Years Ended December 31,                                             2003            2002           2001
-------------------------------------------------------------------------------------------------------------------
                                                                                        (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................................................     $ 48,451       $ 47,717        $ 41,041
Adjustments to reconcile net income to net cash from operating activities:
   Provision for depreciation and amortization........................       53,806         56,763          57,087
   Nuclear fuel and lease amortization................................       15,947         19,204          17,323
   Deferred income taxes, net.........................................       (2,816)        (5,337)        (11,055)
   Amortization of investment tax credits.............................       (2,412)        (2,595)         (2,775)
   Cumulative effect of accounting change (Note 1(H)).................      (18,150)            --              --
   Receivables........................................................       16,276         (8,434)          8,345
   Materials and supplies.............................................       (3,609)        (4,711)          3,997
   Accounts payable...................................................      (11,163)         6,338         (11,413)
   Accrued taxes......................................................       14,584         (6,346)           (397)
   Accrued interest...................................................       (1,162)           294            (708)
   Prepayments and other current assets...............................       (4,037)           336          (3,638)
   Asset retirement obligation, net...................................       16,983             --              --
   Other..............................................................        5,814          2,533          (4,522)
                                                                           --------       --------        --------
     Net cash provided from operating activities......................      128,512        105,762          93,285
                                                                           --------       --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
   Long-term debt.....................................................           --         14,500          31,626
   Short-term borrowings, net.........................................       11,334             --              --
Redemptions and Repayments-
   Preferred stock....................................................         (750)          (750)             --
   Long-term debt.....................................................      (41,155)       (56,837)        (51,351)
Dividend Payments-
   Common stock.......................................................      (42,000)       (28,500)        (27,400)
   Preferred stock....................................................       (3,188)        (3,699)         (3,704)
                                                                           --------       --------        --------
     Net cash used for financing activities...........................      (75,759)       (75,286)        (50,829)
                                                                           --------       --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions....................................................      (70,864)       (46,060)        (40,529)
Contributions to nuclear decommissioning trusts.......................       (1,594)        (1,594)         (1,595)
Loans from (to) associated companies, net.............................       34,660         19,463         (18,856)
Sale of assets to associated companies................................           --             --           6,053
Other.................................................................      (16,137)        (1,130)          9,063
                                                                           --------       --------        --------
     Net cash used for investing activities...........................      (53,935)       (29,321)        (45,864)
                                                                           --------       --------        --------
Net increase (decrease) in cash and cash equivalents..................       (1,182)         1,155          (3,408)
Cash and cash equivalents at beginning of year........................        1,222             67           3,475
                                                                           --------       --------        --------
Cash and cash equivalents at end of year.............................      $     40       $  1,222        $     67
                                                                           ========       ========        ========

SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash paid during the year-
   Interest (net of amounts capitalized)..............................     $ 12,449       $ 13,771        $ 19,286
                                                                           ========       ========        ========
   Income taxes.......................................................     $ 33,502       $ 60,078        $ 53,527
                                                                           ========       ========        ========



The accompanying Notes to Financial Statements are an integral part of these statements.




                                                    PENNSYLVANIA POWER COMPANY

                                                        STATEMENTS OF TAXES


For the Years Ended December 31,                                             2003            2002           2001
-------------------------------------------------------------------------------------------------------------------
                                                                                        (In thousands)

GENERAL TAXES:
State gross receipts*................................................      $ 18,028       $ 18,516        $ 12,776
Real and personal property...........................................         2,262          3,729              59
State capital stock..................................................           952          1,357           1,081
Social security and unemployment.....................................           878            750             201
Other................................................................           338            122              97
                                                                           --------       --------        --------
     Total general taxes.............................................      $ 22,458       $ 24,474        $ 14,214
                                                                           ========       ========        ========

PROVISION FOR INCOME TAXES:
Currently payable-
   Federal...........................................................      $ 37,351       $ 38,972        $ 40,948
   State.............................................................        11,368         12,004          12,803
                                                                           --------       --------        --------
                                                                             48,719         50,976          53,751
                                                                           --------       --------        --------
Deferred, net-
   Federal...........................................................        (2,424)        (4,144)         (8,304)
   State.............................................................          (392)        (1,193)         (2,751)
                                                                           --------       --------        --------
                                                                             (2,816)        (5,337)        (11,055)
                                                                           --------       --------        --------
Investment tax credit amortization...................................        (2,412)        (2,595)         (2,775)
                                                                           --------       --------        --------
     Total provision for income taxes................................      $ 43,491       $ 43,044        $ 39,921
                                                                           ========       ========        ========

INCOME STATEMENT CLASSIFICATION OF PROVISION FOR
INCOME TAXES:
Operating expenses...................................................      $ 34,164       $ 41,733        $ 36,909
Other income.........................................................         1,795          1,311           3,012
Cumulative effect of accounting change...............................         7,532             --              --
                                                                           --------       --------        --------
     Total provision for income taxes................................      $ 43,491       $ 43,044        $ 39,921
                                                                           ========       ========        ========

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE AT
STATUTORY RATE TO TOTAL PROVISION FOR INCOME TAXES:
Book income before provision for income taxes........................      $ 91,942       $ 90,761        $ 80,962
                                                                           ========       ========        ========
Federal income tax expense at statutory rate.........................      $ 32,180       $ 31,766        $ 28,337
Increases (reductions) in taxes resulting from:
   State income taxes, net of federal income tax benefit.............         7,134          7,027           6,534
   Amortization of investment tax credits............................        (2,412)        (2,595)         (2,775)
   Amortization of tax regulatory assets.............................         5,616          5,967           6,315
   Other, net........................................................           973            879           1,510
                                                                           --------       --------        --------
     Total provision for income taxes................................      $ 43,491       $ 43,044        $ 39,921
                                                                           ========       ========        ========

ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:
Competitive transition charge........................................      $ 37,280       $ 56,172        $ 75,686
Property basis differences...........................................        77,147         72,488          65,534
Allowance for equity funds used during construction..................            --          1,045           2,608
Customer receivables for future income taxes.........................         2,860          4,249           5,640
Unamortized investment tax credits...................................        (1,457)        (1,578)         (1,702)
Deferred gain for asset sale to affiliated company...................         8,106          8,810           9,943
Other comprehensive income...........................................        (8,335)        (7,045)             --
Other................................................................       (17,730)       (16,756)        (20,901)
                                                                           --------       --------        --------
     Net deferred income tax liability...............................      $ 97,871       $117,385        $136,808
                                                                           ========       ========        ========



* Collected from customers through regulated rates and included in revenue on the Statements of Income.

The accompanying Notes to Financial Statements are an integral part of these statements.



NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Pennsylvania Power Company (Company), a wholly owned subsidiary of Ohio Edison Company (OE), follows the accounting policies and practices prescribed by the Securities and Exchange Commission (SEC), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission
(FERC). OE is a wholly owned subsidiary of FirstEnergy Corp. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with the current year presentation, as described further in Note 1(E).

     (A) REVENUES-

           The Company's principal business is providing electric service to customers in western Pennsylvania. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service provided through the end of the year.

           Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2003 or 2002, with respect to any particular segment of the Company's customers. Total customer receivables were $45 million (billed - $29 million and unbilled - $16 million) and $44 million (billed - $25 million and unbilled - $19 million) as of December 31, 2003 and 2002, respectively.

     (B) REGULATORY MATTERS-

           Pennsylvania enacted its electric utility competition law in 1996 with the phase in of customer choice for electric generation suppliers completed as of January 1, 2001. The Company continues to deliver power to homes and businesses through its distribution system, which remains regulated by the PPUC. The Company's rates have been restructured to itemize (unbundle) the current price of electricity into its component elements - including generation, transmission, distribution and stranded cost recovery. In the event customers obtain power from an alternative source, the generation portion of the Company's rates is excluded from their bill and the customers receive a generation charge from the alternative supplier. The stranded cost recovery portion of rates provides for recovery of certain amounts not otherwise considered recoverable in a competitive generation market, including regulatory assets.

           In late 2003, the PPUC issued a Tentative Order implementing new reliability benchmarks and standards. In connection therewith, the PPUC commenced a rulemaking procedure to amend the Electric Service Reliability Regulations to implement these new benchmarks, and create additional reporting on reliability. Although neither the Tentative Order nor the Reliability Rulemaking has been finalized, the PPUC ordered all Pennsylvania utilities to begin filing quarterly reports on November 1, 2003. The comment period for both the Tentative Order and the Proposed Rulemaking Order has closed. The Company is currently awaiting the PPUC to issue a final order in both matters. The order will determine (1) the standards and benchmarks to be utilized, and (2) the details required in the quarterly and annual reports. It is expected that these Orders will be finalized in March 2004.

           On January 16, 2004, the PPUC initiated a formal investigation of the Company's levels of compliance with the Public Utility Code and the PPUC's regulations and orders with regard to reliable electric service. Hearings will be held in August in this investigation and the Administrative Law Judge has been directed to issue a Recommended Decision by September 30, 2004, in order to allow the PPUC time to issue a Final Order before December 16, 2004. The Company is unable to predict the outcome of the investigation or the impact of the PPUC Order.

         Regulatory Assets-

           The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's rate restructuring plan. Based on the rate restructuring plan, the Company continues to bill and collect cost-based rates relating to the Company's nongeneration operations and continues the application of Statement of Financial Accounting Standards No. (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation" to these operations.

           Net regulatory assets on the Balance Sheets are comprised of the following:

                                                      2003             2002
-----------------------------------------------------------------------------
                                                           (In millions)
Competitive transition charge..................      $ 90              $136
Customer receivables for future income taxes...         7                10
Loss on reacquired debt........................         6                 7
Employee postretirement benefit costs..........         2                 3
Nuclear decommissioning costs..................       (72)               --
Component removal costs........................        (6)               (6)
Other..........................................         1                 1
---------------------------------------------------------------------------
     Total.....................................      $ 28              $151
===========================================================================


         Regulatory Accounting Generation Operations-

           In 1998, the PPUC authorized the Company's rate restructuring plan, which essentially resulted in the deregulation of the Company's generation business. The Company was required to remove from its balance sheet all regulatory assets and liabilities related to its generation business and assess all other assets for impairment. The SEC issued interpretive guidance regarding asset impairment measurement providing that any supplemental regulated cash flows such as a competitive transition charge (CTC) should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Consistent with the SEC guidance, the Company reduced its nuclear generating unit investments by approximately $305 million, of which approximately $227 million was recognized as a regulatory asset to be recovered through the CTC over a seven-year transition period; the remaining net amount of $78 million was written off. The Company is entitled to recover $236 million of stranded costs through the CTC that began in 1999 and ends in 2006. The Company's net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $92 million as of December 31, 2003.

     (C) UTILITY PLANT AND DEPRECIATION-

           Utility plant reflects the original cost of construction (except for nuclear generating units which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs incurred to place the assets in service. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.6% in 2003 and 2.9% in 2002 and 2001.

         Nuclear Fuel-

           Nuclear fuel is recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. The Company amortizes the cost of nuclear fuel based on the rate of consumption.

     (D) COMMON OWNERSHIP OF GENERATING FACILITIES-

           The Company, together with OE and other affiliated companies, The Cleveland Electric Illuminating Company (CEI) and The Toledo Edison Company
(TE), own, as tenants in common, various power generating facilities. Each of the companies is obligated to pay a share of the costs associated with any jointly owned facility in the same proportion as its interest. The Company's portion of operating expenses associated with jointly owned facilities is included in the corresponding operating expenses on the Statements of Income. The amounts reflected on the Balance Sheet under utility plant as of December 31, 2003 include the following:


                                                  Utility       Accumulated         Construction    Company's
                                                 Plant in       Provision for          Work in      Ownership
               Generating Units                  Service        Depreciation          Progress       Interest
      -------------------------------------------------------------------------------------------------------
                                                                         (In millions)
      W. H. Sammis #7.......................      $ 64               $ 22                 $--          20.80%
      Bruce Mansfield
        #1, #2 and #3.......................       187                100                  --          16.38%
      Beaver Valley #1 and #2...............       139                 24                  59          39.37%
      Perry #1..............................         8                  2                   1           5.24%
      -------------------------------------------------------------------------------------------------------
          Total.............................      $398               $148                 $60
      =======================================================================================================


     (E) ASSET RETIREMENT OBLIGATION-

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

           The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond related to the Bruce Mansfield Plant. The ARO liability as of the date of adoption of SFAS 143 was $121.3 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. Accretion during 2003 was $8.2 million, bringing the ARO liability as of December 31, 2003 to $129.5 million. The ARO includes the Company's obligation for nuclear decommissioning of the Beaver Valley and Perry generating facilities. The Company's share of the obligation to decommission these units was developed based on site-specific studies performed by an independent engineer. The Company utilized an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2003, the fair value of the decommissioning trust assets was $133.9 million.

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

           The following table provides the year-end balance of the ARO for 2002, as if SFAS 143 had been adopted on January 1, 2002.

Adjusted ARO Reconciliation                    2002
-------------------------------------------------------
                                           (In millions)
Beginning balance as of January 1, 2002         $113.7
Accretion in 2002                                  7.6
------------------------------------------------------
Ending balance as of December 31, 2002          $121.3
------------------------------------------------------


     (F) STOCK-BASED COMPENSATION-

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

     (G) INCOME TAXES-

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

     (H) CUMULATIVE EFFECT OF ACCOUNTING CHANGE

           Results for 2003 include an after-tax credit to net income of $10.6 million recorded upon the adoption of SFAS 143 in January 2003. The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning and reclamation of a sludge disposal pond at the Bruce Mansfield Plant. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $78 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $9 million. The ARO liability at the date of adoption was $121 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company had recorded decommissioning liabilities of $120 million. The Company expects substantially all of its nuclear decommissioning costs to be recoverable in rates over time. Therefore, it recognized a regulatory liability of $69 million upon adoption of SFAS 143 for the transition amounts related to establishing the ARO for nuclear decommissioning. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was an $18.2 million increase to income, or $10.6 million net of income taxes. If SFAS 143 had been applied during 2002 and 2001, the impact would not have been material to the Company's Statements of Income.

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

           Plan amendments to retirement health care benefits in 2003 and 2002, relate to changes in benefits provided and cost-sharing provisions, which reduced FirstEnergy's obligation by $123 million and $121 million, respectively. In early 2004, FirstEnergy announced that it would amend the benefit provisions of its health care benefits plan and both employees and retirees would share in more of the benefit costs.

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

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:


         Obligations and Funded Status                 Pension Benefits             Other Benefits
                                                      -------------------        ------------------
         As of December 31                             2003         2002          2003        2002
         ------------------------------------------------------------------------------------------
                                                                       (In millions)
         Change in benefit obligation
         Benefit obligation at beginning of year..    $3,866       $3,548        $ 2,077    $ 1,582
         Service cost.............................        66           59             43         28
         Interest cost............................       253          249            136        114
         Plan participants' contributions.........        --           --              6         --
         Plan amendments..........................        --           --           (123)      (121)
         Actuarial loss...........................       222          268            323        440
         GPU acquisition..........................        --          (12)            --        110
         Benefits paid............................      (245)        (246)           (94)       (76)
                                                      ------       ------        -------    -------
         Benefit obligation at end of year........    $4,162       $3,866        $ 2,368    $ 2,077
                                                      ======       ======        =======    =======

         Change in fair value of plan assets
         Fair value of plan assets at
           beginning of year......................    $2,889       $3,484        $   473    $   535
         Actual return on plan assets.............       671         (349)            88        (57)
         Company contribution.....................        --           --             68         31
         Plan participants' contribution..........        --           --              2         --
         Benefits paid............................      (245)        (246)           (94)       (36)
                                                      ------       ------        -------    -------
         Fair value of plan assets at end of year.    $3,315       $2,889        $   537    $   473
                                                      ======       ======        =======    =======

         Funded status............................    $ (847)      $ (977)       $(1,831)   $(1,604)
         Unrecognized net actuarial loss..........       919        1,186            994        752
         Unrecognized prior service cost
          (benefit)...............................        72           78           (221)      (107)
         Unrecognized net transition obligation...        --           --             83         92
                                                      ------       ------        -------    -------
         Net asset (liability) recognized.........    $  144       $  287        $  (975)   $  (867)
                                                      ======       ======        =======    =======

         Amounts Recognized in the
         Consolidated Balance Sheets                   Pension Benefits              Other Benefits
                                                      -----------------          ------------------
         As of December 31                             2003         2002          2003         2002
         ------------------------------------------------------------------------------------------

         Accrued benefit cost.....................    $ (438)      $ (548)       $  (975)   $  (867)
         Intangible assets........................        72           78             --         --
         Accumulated other comprehensive loss.....       510          757             --         --
                                                      ------       ------        -------    -------
         Net amount recognized....................    $  144       $  287        $  (975)   $  (867)
                                                      ======       ======        =======    =======
         Company's share of net amount recognized.    $   10       $    9        $   (39)   $   (26)
                                                      ======       ======        =======    =======

         Increase (decrease) in minimum liability
           included in other comprehensive income
           (net of tax)...........................    $ (145)      $  444        $    --    $    --

         Weighted-Average Assumptions Used
         to Determine Benefit Obligations
         As of December 31
         ----------------------------------------

         Discount rate...........................       6.25%        6.75%          6.25%      6.75%
         Rate of compensation increase...........       3.50%        3.50%

         Allocation of Plan Assets
         As of December 31
         -------------------------

         Asset Category
         Equity securities.....................           70%          61%            71%        58%
         Debt securities.......................           27           35             22         29
         Real estate...........................            2            2             --         --
         Other.................................            1            2              7         13
                                                         ---         ----            ---        ---
         Total.................................          100%         100%           100%       100%
                                                         ===          ===            ===        ===

         Information for Pension Plans With an
         Accumulated Benefit Obligation in
         Excess of Plan Assets                         2003         2002
         -----------------------------------------     ----         ----
                                                         (In millions)
         Projected benefit obligation.............    $4,162       $3,866
         Accumulated benefit obligation...........     3,753        3,438
         Fair value of plan assets................     3,315        2,889



         FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2003 were computed as follows:


                                                        Pension Benefits              Other Benefits
                                                     ----------------------       --------------------
         Components of Net Periodic Benefit Costs    2003     2002     2001       2003    2002    2001
         ---------------------------------------------------------------------------------------------
                                                                        (In millions)
         Service cost............................    $  66   $  59    $  35       $ 43    $ 29   $ 18
         Interest cost...........................      253     249      133        137     114     65
         Expected return on plan assets..........     (248)   (346)    (205)       (43)    (52)   (10)
         Amortization of prior service cost......        9       9        9         (9)      3      3
         Amortization of transition obligation
          (asset)................................       --      --       (2)         9       9      9
         Recognized net actuarial loss...........       62      --       --         40      11      5
         Voluntary early retirement program......       --      --        6         --      --      2
                                                     -----   -----    -----       ----    ----   ----
         Net periodic cost (income)..............    $ 142   $ (29)   $ (24)      $177    $114   $ 92
                                                     =====   =====    =====       ====    ====   ====
         Company's share of net benefit costs....    $   4   $   1    $  (1)      $  7    $  2   $  4
                                                     =====   =====    =====       ====    ====   ====

         Weighted-Average Assumptions Used
         to Determine Net Periodic Benefit Cost
         for Years Ended December 31
         ---------------------------------------

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


Assumed health care cost trend rates
As of December 31                                        2003           2002
-------------------------------------------------------------------------------
Health care cost trend rate assumed for next
  year (pre/post-Medicare)..........................   10%-12%        10%-12%
Rate to which the cost trend rate is assumed to
  decline (the ultimate trend rate).................        5%             5%
Year that the rate reaches the ultimate trend
  rate (pre/post-Medicare)..........................  2009-2011      2008-2010


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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, the accrued pension costs for the Company as of June 30, 2003 increased by $16 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of its pension plan assets, the Company reduced its minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $16 million, recording an increase of $2 million in an intangible asset and crediting OCI by $11 million (offsetting previously recorded deferred tax benefits by $7 million). The remaining balance in OCI of $12 million will reverse in future periods to the extent the accumulated benefit obligation exceeds the fair value of trust assets. The accrued pension cost was reduced to $15 million as of December 31, 2003.

           FirstEnergy does not expect to contribute to its pension plans in 2004 and expects to contribute $16 million to its other postretirement benefit plans in 2004.

     (J) TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily American Transmission Systems, Inc. (ATSI), FirstEnergy Solutions Corp. (FES) and FirstEnergy Service Company
(FESC). The Ohio transition plan resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. FES operates the generation businesses of the Company, OE, CEI and TE. As a result, the Company entered into power supply agreements (PSA) whereby FES purchases all of the Company's nuclear generation and the Company purchases its power from FES to meet its "provider of last resort" obligations. In 2002, the Company terminated its nuclear fuel leasing arrangement with OES Fuel and now owns its nuclear fuel. The primary affiliated companies transactions are as follows:

                                        2003          2002           2001
-----------------------------------------------------------------------------
                                                    (In millions)
Operating Revenues:
PSA revenues from FES...............   $162         $138           $152
Generating units rent from FES......     20           20             20
Ground lease with ATSI..............      1            1              1

Operating Expenses:
Nuclear fuel leased from OES Fuel...     --            5             19
Purchased power under PSA...........    166          157            153
Transmission facilities rentals.....     10           13             10
FESC support services...............     13            9             10

Other Income:
Interest income from ATSI...........      3            3              3
Interest income from FES............      1            1              1
------------------------------------------------------------------------------


           FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy Corp. and a "mutual service company" as defined in Rule 93 of the Public Utility Holding Company Act of 1935 (PUHCA). The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with OE, FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days, except for a net $2.3 million receivable from affiliates for pension and OPEB obligations.

     (K) CASH AND FINANCIAL INSTRUMENTS-

           All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Balance Sheets at cost, which approximates their fair market value. Noncash financing and investing activities included capital lease transactions amounting to $1.5 million and $21.6 million for the years 2002 and 2001, respectively. There were no capital lease transactions in 2003.

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


                                                               2003                         2002
------------------------------------------------------------------------------------------------------
                                                      Carrying      Fair            Carrying      Fair
                                                        Value      Value              Value      Value
------------------------------------------------------------------------------------------------------
                                                                          (In millions)
Long-term debt......................................    $211       $228               $252       $260
Preferred stock*....................................      14         14                 14         14
Investments other than cash and cash equivalents....     175        180                161        165
-----------------------------------------------------------------------------------------------------

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

           The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "Investments other than cash and cash equivalents" in the table above) consist of equity securities ($50 million) and fixed income securities ($84 million) as of December 31, 2003. Realized and unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to regulatory assets. For 2003 and 2002, net realized gains (losses) were approximately $1.2 million and $(0.3) million and interest and dividend income totaled approximately $4.8 million and $5.2 million, respectively.

2.   LEASES

           The Company leases office space and other property and equipment under cancelable and noncancelable leases. Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 2003, are summarized as follows:

                                          2003            2002         2001
----------------------------------------------------------------------------
                                                      (In millions)
Operating leases
   Interest element...................    $0.2            $0.1         $ --
   Other..............................     0.3             0.2          0.1
Capital leases
   Interest element...................      --              --           --
   Other..............................      --             0.1          0.1
----------------------------------------------------------------------------
Total rentals.........................    $0.5            $0.4         $0.2
============================================================================


           The future minimum lease payments as of December 31, 2003, are:

                                                            Operating
                                                              Leases
  ---------------------------------------------------------------------
                                                          (In millions)
  2004...................................................     $0.1
  2005...................................................      0.1
  2006...................................................      0.1
  2007...................................................      0.1
  2008...................................................      0.1
  Years thereafter.......................................      0.6
  ----------------------------------------------------------------
  Total minimum lease payments...........................     $1.1
  ================================================================

3.   CAPITALIZATION

     (A) RETAINED EARNINGS-

           Under the Company's Charter, the Company's retained earnings unrestricted for payment of cash dividends on the Company's common stock were $44.4 million as of December 31, 2003.

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

           Stock option activities under the FE Programs for the past three years were as follows:

                                  Number of        Weighted Average
 Stock Option Activities            Options          Exercise Price
--------------------------------------------------------------------
 Balance, January 1, 2001.......   5,021,862            24.09
 (473,314 options exercisable)..                        24.11

   Options granted..............   4,240,273            28.11
   Options exercised............     694,403            24.24
   Options forfeited............     120,044            28.07
 Balance, December 31, 2001.....   8,447,688            26.04
 (1,828,341 options exercisable)                        24.83

   Options granted..............   3,399,579            34.48
   Options exercised............   1,018,852            23.56
   Options forfeited............     392,929            28.19
 Balance, December 31, 2002.....  10,435,486            28.95
 (1,400,206 options exercisable)                        26.07

   Options granted..............   3,981,100            29.71
   Options exercised............     455,986            25.94
   Options forfeited............     311,731            29.09
 Balance, December 31, 2003.....  13,648,869            29.27
 (1,919,662 options exercisable)                        29.67


           As of December 31, 2003, the weighted average remaining contractual life of outstanding stock options was 7.6 years.

           Options outstanding by plan and range of exercise price as of December 31, 2003 were as follows:

                                    Range of                 Options
FirstEnergy Program              Exercise Prices          Outstanding
---------------------------------------------------------------------
FE Plan                          $19.31 - $29.87           9,904,861
                                 $30.17 - $35.15           3,214,601
Plans acquired through merger:
GPU Plan                         $23.75 - $35.92             501,734
Other plans                                                   27,673
--------------------------------------------------------------------
Total                                                     13,648,869
====================================================================


           No material stock-based employee compensation expense is reflected in net income for stock options granted under the above plans since the exercise price was equal to the market value of the underlying common stock on the grant date. The effect of applying fair value accounting to FirstEnergy's stock options is summarized in Note 1(F) - "Stock-Based Compensation."

     (C) PREFERRED STOCK-

           All preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days' notice.

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

           Based on the amount of bonds authenticated by the mortgage bond trustee through December 31, 2003, the Company's annual sinking fund requirements for all bonds issued under its first mortgage indenture amounts to $9.2 million. The Company expects to deposit funds with its mortgage bond trustee in 2004 that will then be withdrawn upon the surrender for cancellation of a like principal amount of bonds, which are specifically authenticated for such purposes against unfunded property additions or against previously retired bonds. This method can result in minor increases in the amount of the annual sinking fund requirement.

           Sinking fund requirements for first mortgage bonds and maturing long-term debt (excluding capital leases) during the next five years are $92.7 million in 2004 and $1.0 million in each year 2005 through 2008. Included in these amounts are various variable interest rate long-term debt which have provisions by which individual debt holders have the option to "put back" or require the respective debt issuer to redeem their debt at those times when the interest rate may change prior to its maturity date. Those amounts are $30 million in 2004, which is the next time debt holders may exercise this provision.

           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of first mortgage bonds. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank letters of credit of $10.4 million and noncancelable municipal bond insurance policies of $32.9 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the letters of credit or policies, the Company is entitled to a credit against its obligation to repay the related bond. The Company pays an annual fee of 1.375% of the amount of the letters of credit to the issuing bank and is obligated to reimburse the bank for any drawings thereunder.

     (E) LONG-TERM DEBT:  PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION-

           Effective July 1, 2003, upon adoption of SFAS 150 (see Note 6), the Company reclassified as debt its preferred stock subject to mandatory redemption. Prior year amounts were not reclassified.

           The Company's 7.625% series has an annual sinking fund requirement for 7,500 shares.

     (F) COMPREHENSIVE INCOME-

           Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the parent. As of

December 31, 2003, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $11.8 million.

4.   SHORT-TERM BORROWINGS:

           The Company may borrow from affiliates on a short-term basis. As of December 31, 2003, the Company had borrowed $11.3 million from its affiliates at an average interest rate of 1.7%.

5.   COMMITMENTS AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $143 million for property additions and improvements from 2004-2006, of which approximately $64 million is applicable to 2004. Investments for additional nuclear fuel during the 2004-2006 period are estimated to be approximately $34 million, of which approximately $20 million applies to 2004. During the same periods, the Company's nuclear fuel investments are expected to be reduced by approximately $35 million and $17 million, respectively, as the nuclear fuel is consumed.

     (B) NUCLEAR INSURANCE-

           The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $10.9 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its ownership interests in the Beaver Valley Station and the Perry Plant, the Company's maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $84.5 million per incident but not more than $8.4 million in any one year for each incident.

           The Company is also insured as to its interest in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $222.1 million of insurance coverage for replacement power costs for its interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $11.9 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

         National Ambient Air Quality Standards

           In July 1997, the EPA promulgated changes in the National Ambient Air Quality Standard (NAAQS) for ozone and proposed a new NAAQS for fine particulate matter. On December 17, 2003, the EPA proposed the "Interstate Air Quality Rule" covering a total of 29 states (including Ohio and Pennsylvania) and the District of Columbia based on proposed findings that air pollution emissions from 29 eastern states and the District of Columbia significantly contribute to nonattainment of the NAAQS for fine particles and/or the "8-hour" ozone NAAQS in other states. The EPA has proposed the Interstate Air Quality Rule to "cap-and-trade" NOx and SO2 emissions in two phases (Phase I in 2010 and Phase II in 2015). According to the EPA, power plant SO2 emissions would be reduced by approximately 3.6 million tons in 2010, across states covered by the rule, with reductions ultimately reaching more than 5.5 million tons annually. NOx emission reductions would measure about 1.5 million tons in 2010 and 1.8 million tons in 2015. The future cost of compliance with these proposed regulations may be substantial and will depend if and how they are ultimately implemented by the states in which the Company operates affected facilities.

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

         Power Outage

           On August 14, 2003, various states in the northeast United States and part of southern Canada experienced a widespread power outage. That outage affected approximately 1.4 million customers in FirstEnergy's service area. FirstEnergy continues to accumulate data and evaluate the status of its electrical system prior to and during the outage event, and continues to cooperate with the U.S.-Canada Power System Outage Task Force (Task Force) investigating the August 14th outage. The interim report issued by the Task Force on November 18, 2003 concluded that the problems leading up to the outage began in FirstEnergy's service area. Specifically, the interim report concludes, among other things, that the initiation of the August 14th outage resulted from the coincidence on that afternoon of the following events: (1) inadequate situational awareness at FirstEnergy; (2) FirstEnergy's failure to adequately manage tree growth in its transmission rights of way; and (3) failure of the interconnected grid's reliability organizations (Midwest ISO and PJM Interconnection) to provide effective diagnostic support. FirstEnergy believes that the interim report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14th outage and that it does not adequately address the underlying causes of the outage. On November 25, 2003, the PUCO ordered FirstEnergy to file a plan with the PUCO no later than March 1, 2004, illustrating how FirstEnergy will correct problems identified by the Task Force as events contributing to the August 14th outage and addressing how FirstEnergy proposes to upgrade its control room computer hardware and software and improve the training of control room operators to ensure that similar problems do not occur in the future. The PUCO, in consultation with the North American Electric Reliability Council, will review the plan before determining the next steps in the proceeding. On December 24, 2003, the FERC ordered FirstEnergy to pay for an independent study of part of Ohio's power grid. The study has commenced and will examine the stability of the grid in critical points in the Cleveland and Akron areas; the status of projected power reserves during summer 2004 through 2008; and the need for new transmission lines or other grid projects. The FERC ordered the study to be completed within 120 days. At this time, we do not know how the results of the study will impact FirstEnergy.

6.   NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

         SFAS 143, "Accounting for Asset Retirement Obligations"

           In January 2003, the Company implemented SFAS 143 which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. See Notes 1(E) and 1(H) for further discussions of SFAS 143.

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

           Upon adoption of SFAS 150, effective July 1, 2003, the Company reclassified as debt its preferred stock subject to mandatory redemption with a carrying value of approximately $14 million as of December 31, 2003. Dividends on preferred stock subject to mandatory redemption on the Company's Statements of Income, which were not included in net interest charges prior to the adoption of SFAS 150, are now included in net interest charges for the six months ended December 31, 2003.

7. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain operating results by quarter for 2003 and 2002.



                                             March 31,          June 30,        September 30,     December 31,
Three Months Ended                              2003             2003               2003             2003 (a)
---------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues........................    $128.3             $116.6           $145.9             $136.1
Operating Expenses and Taxes..............     130.2              110.3            126.0              113.1
---------------------------------------------------------------------------------------------------------------
Operating Income (Loss)...................      (1.9)               6.3             19.9               23.0
Other Income..............................       0.6                0.5              0.5                1.3
Net Interest Charges......................       3.4                3.4              3.0                2.5
---------------------------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative Effect of
   Accounting Change......................      (4.7)               3.4             17.4               21.8
Cumulative Effect of Accounting Change
   (Net of Income Taxes)..................      10.6               --               --                 --
---------------------------------------------------------------------------------------------------------------
Net Income................................    $  5.9             $  3.4           $ 17.4             $ 21.8
===============================================================================================================
Earnings on Common Stock..................    $  5.0             $  2.5           $ 16.7             $ 21.1
===============================================================================================================


                                             March 31,          June 30,        September 30,     December 31,
Three Months Ended                              2002             2002               2002             2002
---------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues........................    $124.3             $127.8           $131.9             $122.4
Operating Expenses and Taxes..............     109.2              106.3            113.1              116.9
---------------------------------------------------------------------------------------------------------------
Operating Income..........................      15.1               21.5             18.8                5.5
Other Income..............................       0.7                0.5              0.7                0.1
Net Interest Charges......................       3.8                4.0              3.7                3.6
---------------------------------------------------------------------------------------------------------------
Net Income................................    $ 12.0             $ 18.0           $ 15.8             $  2.0
===============================================================================================================
Earnings on Common Stock..................    $ 11.0             $ 17.1           $ 14.9             $  1.0
===============================================================================================================


(a) Net income for the three months ended December 31, 2003, was increased by $1.1 million due to adjustments that were subsequently capitalized to construction projects in the fourth quarter. The adjustments included $0.2 million, $0.3 million and $0.6 million of costs charged to expense in the first, second and third quarters, respectively. Management concluded that these adjustments were not material to the consolidated financial statements for any quarter of 2003.


Report of Independent Auditors

To the Stockholders and Board of Directors of Pennsylvania Power Company:

In our opinion, the accompanying balance sheets and statements of capitalization and the related statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Pennsylvania Power Company (a wholly owned subsidiary of Ohio Edison Company) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Pennsylvania Power Company for the year ended December 31, 2001, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated March 18, 2002.

As discussed in Note 1(E) to the financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003.





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