Form 10-K, Exhibit 13
period 2003-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2004-03-15
CIK 20947, 77278, 352049, 73960, 53456, 65350, 77227, 1031296

JERSEY CENTRAL POWER & LIGHT COMPANY

                       2003 ANNUAL REPORT TO STOCKHOLDERS



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

           In August 2000, FirstEnergy entered into an agreement to merge with GPU, Inc., under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 and was accounted for by the purchase method. Prior to that time, Jersey Central Power & Light Company was a wholly owned subsidiary of GPU, Inc.






Contents                                                                 Page
--------                                                                 ----
Selected Financial Data............................................        1
Management's Discussion and Analysis...............................       2-12
Consolidated Statements of Income..................................       13
Consolidated Balance Sheets........................................       14
Consolidated Statements of Capitalization..........................       15
Consolidated Statements of Common Stockholder's Equity.............       16
Consolidated Statements of Preferred Stock.........................       16
Consolidated Statements of Cash Flows..............................       17
Consolidated Statements of Taxes...................................       18
Notes to Consolidated Financial Statements.........................      19-33
Reports of Independent Auditors....................................      34-35

                                        JERSEY CENTRAL POWER & LIGHT COMPANY

                                              SELECTED FINANCIAL DATA

                                                                       Nov. 7 -     Jan. 1 -
                                             2003          2002    Dec. 31, 2001  Nov. 6, 2001   2000         1999
----------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)

Operating Revenues......................  $2,364,203   $2,328,415   $  282,902  | $1,838,638   $1,979,297   $2,018,209
                                          ==========   ==========   ==========  | ==========   ==========   ==========
                                                                                |
Operating Income........................  $  146,271   $  335,209   $   43,666  | $  292,847   $  283,227   $  277,420
                                          ==========   ========== ============  | ==========   ==========   ==========
                                                                                |
Net Income .............................  $   68,017   $  251,895   $   30,041  | $   34,467   $  210,812   $  172,380
                                          ==========   ==========   ==========  | ==========   ==========   ==========
                                                                                |
Earnings on Common Stock................  $   68,129   $  253,359   $   29,343  | $   29,920   $  203,908   $  162,862
                                          ==========   ==========   ==========  | ==========   ==========   ==========
                                                                                |
Total Assets............................  $7,579,044   $8,052,755   $8,039,998  |              $6,009,054   $5,587,677
                                          ==========   ==========   ==========  |              ==========   ==========
                                                                                |
                                                                                |
Capitalization as of December 31:                                               |
   Common Stockholder's Equity..........  $3,153,974   $3,274,069   $3,163,701  |              $1,459,260   $1,385,367
   Preferred Stock-                                                             |
     Not Subject to Mandatory Redemption      12,649       12,649       12,649  |                  12,649       12,649
     Subject to Mandatory Redemption....          --           --       44,868  |                  51,500       73,167
   Company-Obligated Mandatorily                                                |
     Redeemable Preferred Securities....          --      125,244      125,250  |                 125,000      125,000
   Long-Term Debt.......................   1,095,991    1,210,446    1,224,001  |               1,093,987    1,133,760
                                          ----------   ----------   ----------  |              ----------   ----------
     Total Capitalization...............  $4,262,614   $4,622,408   $4,570,469  |              $2,742,396   $2,729,943
                                          ==========   ==========   ==========  |              ==========   ==========
                                                                                |
                                                                                |
Capitalization Ratios:                                                          |
   Common Stockholder's Equity..........        74.0%        70.8%        69.2% |                    53.2%        50.7%
   Preferred Stock-                                                             |
     Not Subject to Mandatory Redemption         0.3          0.3          0.3  |                     0.5          0.5
     Subject to Mandatory Redemption....          --          --           1.0  |                     1.9          2.7
   Company-Obligated Mandatorily                                                |
     Redeemable Preferred Securities....          --          2.7          2.7  |                     4.5          4.6
   Long-Term Debt.......................        25.7         26.2         26.8  |                    39.9         41.5
                                               -----        -----        -----  |                   -----        -----
     Total Capitalization...............       100.0%       100.0%       100.0% |                   100.0%       100.0%
                                               =====        =====        =====  |                   =====        =====
                                                                                |
                                                                                |
Distribution Kilowatt-Hour Deliveries (Millions):                               |
   Residential..........................       9,104        8,976        1,428  |      7,042        8,087        7,978
   Commercial...........................       8,620        8,509        1,330  |      6,787        7,706        7,624
   Industrial...........................       3,046        3,171          474  |      2,670        3,307        3,289
   Other................................          89           81           17  |         66           82           81
                                              ------       ------      -------  |     ------       ------       ------
   Total Retail.........................      20,859       20,737        3,249  |     16,565       19,182       18,972
   Total Wholesale......................       6,203        5,039          295  |      1,780        2,161        1,622
                                              ------       ------      -------  |     ------       ------       ------
   Total................................      27,062       25,776        3,544  |     18,345       21,343       20,594
                                              ======       ======      =======  |     ======       ======       ======
                                                                                |
                                                                                |
Customers Served:                                                               |
   Residential..........................     931,227      921,716      909,494  |                 896,629      883,930
   Commercial...........................     114,270      112,385      109,985  |                 107,479      107,210
   Industrial...........................       2,705        2,759        2,785  |                   2,835        2,965
   Other................................       1,345        1,393        1,484  |                   1,551        1,648
                                           ---------    ---------    ---------  |               ---------      -------
   Total................................   1,049,547    1,038,253    1,023,748  |               1,008,494      995,753
                                           =========    =========    =========  |               =========      =======

                                                         1


                      JERSEY CENTRAL POWER & LIGHT COMPANY


                     Management's Discussion and Analysis of
                  Results of Operations and Financial Condition


           This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), adverse regulatory or legal decisions and the outcome of governmental investigations, availability and cost of capital, the inability to accomplish or realize anticipated benefits from strategic goals, the ability to improve electric commodity margins and to experience growth in the distribution business, the ability to access the public securities market, further investigation into the causes of the August 14, 2003, regional power outage and the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to the outage and other similar factors.


Results of Operations

           In 2003, earnings on common stock decreased to $68.1 million, from $253.4 million in 2002, as a result of non-cash charges aggregating $185.2 million ($109.3 million after tax) due to a rate case decision disallowing recovery of certain regulatory assets (see Regulatory Matters). In addition, higher operating revenues were more than offset by increases in purchased power and other operating costs causing a decline in earnings. In 2002, earnings on common stock increased to $253.4 million, from $59.3 million in 2001, due to higher operating revenues and the absence of a 2001 after-tax charge of $177.5 million, which reduced deferred costs in accordance with the Stipulation of Settlement related to the merger of FirstEnergy and GPU, Inc. Partially offsetting these favorable results were increased purchased power costs.

       Electric Sales

           Operating revenues increased $35.8 million or 1.5% in 2003 compared with 2002. The increase in revenues was due to a $99.7 million increase in wholesale revenues offset by lower revenues from our distribution deliveries. Our basic generation service (BGS) obligation was transferred to external parties through a February 2002 auction process authorized by the New Jersey Board of Public Utilities (NJBPU) which terminated our BGS obligation for the twelve-month period, August 1, 2002 through July 31, 2003. Subsequent BGS auctions in February 2003 and 2004 continued this transfer and extended the termination of the Company's BGS obligations through July 31, 2005. As result, we have been selling all of our self-supplied energy (from non-utility generation power contracts and owned generation) into the wholesale market and anticipate continuing to do so through July 31, 2005.

           Distribution deliveries increased slightly in 2003 from the previous year. Lower unit prices in 2003 more than offset the impact of the increased volume and reduced revenues by $64.1 million. In addition, revenues reflect the impact of the distribution rate decrease effective August 1, 2003, from the NJBPU's decision (see Regulatory Matters). Colder temperatures early in the year resulted, in large part, in higher residential and commercial demand, which was partially offset by a decrease in industrial demand.

           Generation sales revenues in 2003 compared to 2002 were lower by $23.9 million due to an 8.7% decrease in kilowatt-hour sales. The decrease reflected a 9.1 percentage point increase in customers choosing an alternate supplier in 2003 compared to 2002. This reversed the trend in 2002 where some customers who were receiving their power from alternate suppliers returned to us as full service customers. During 2002, only 0.7% of kilowatt-hours delivered were to shopping customers, whereas that percentage was 4.5% in 2001. In addition to the higher revenues from returning shopping customers, warmer summer weather in both 2002 and 2001 contributed to significant increases in retail sales. This was partially offset by a decrease in kilowatt-hour sales to industrial customers, due to a decline in economic conditions during 2002. Increases in kilowatt-hour sales to wholesale customers during 2002 were partially offset by lower average prices for energy in 2002, compared to 2001.

           Changes in kilowatt-hour sales by customer class in 2003 and 2002 are summarized in the following table:


                Changes in Kilowatt-hour Sales          2003      2002
                --------------------------------------------------------
                   Increase (Decrease)
                Electric Generation:
                  Retail............................    (8.7)%     8.5%
                  Wholesale.........................    23.1 %    42.8%
                --------------------------------------------------------
                Total Electric Generation Sales.....    (2.4)%    16.9%
                ========================================================
                Distribution Deliveries:
                  Residential.......................     1.4 %     6.0%
                  Commercial........................     1.3 %     4.9%
                  Industrial........................    (3.9)%     0.9%
                --------------------------------------------------------
                Total Distribution Deliveries.......     0.6 %     4.7%
                ========================================================


       Operating Expenses and Taxes

           Total operating expenses and taxes increased $224.7 million in 2003, after increasing $208.2 million in 2002, compared to the prior year. These increases include the non-cash charges in 2003 for amounts disallowed by the NJBPU in its rate case decision (see Regulatory Matters), of which $152.5 million was charged to purchased power and $32.7 million was charged to depreciation and amortization. The following table presents changes in 2003 and 2002 from the prior year by expense category.


             Operating Expenses and Taxes - Changes        2003          2002
             -----------------------------------------------------------------
                Increase (Decrease)                          (In millions)

             Fuel and purchased power costs............     $256.5     $179.6
             Other operating costs.....................       95.2       (5.3)
             -----------------------------------------------------------------
             Total operation and maintenance expenses..      351.7      174.3

             Provision for depreciation and amortization       5.3        3.7
             General taxes.............................       (2.6)      (9.4)
              Income taxes.............................     (129.7)      39.6
             ----------------------------------------------------------------
             Net increase in operating expenses and taxes   $224.7     $208.2
             ================================================================


           Excluding the disallowed deferred energy costs of $152.5 million, fuel and purchased power increased $104.0 million in 2003 compared to 2002. Increased kilowatt-hours purchased through two-party agreements and changes in the deferred energy and capacity costs were the primary contributors to the increase. Other operating expenses increased $95.2 million in 2003 compared to 2002, due to higher employee benefit costs, storm restoration expenses and costs associated with an accelerated reliability plan within the Company's service territory.

           Depreciation and amortization charges, excluding the disallowed costs discussed above, decreased $27.4 million due to the cessation of amortization of regulatory assets related to the previously divested Oyster Creek Nuclear Generation Station and the reduced depreciation rates effective August 1, 2003 in connection with the NJBPU rate case decision (see Regulatory Matters).

           In 2002, fuel and purchased power costs increased $179.6 million, compared to 2001. The increase was due primarily to more power being purchased through two-party agreements and from associated companies during 2002. The increase was partially offset by a decrease in power purchased through the PJM Power Pool, and the absence of non-utility generation contract buyout costs recognized in 2001.

       Other Income

           Other income was unchanged in 2003 and increased $183.3 million in 2002, compared to the prior year. The change in 2002 was due primarily to a 2001 charge of $300 million ($177.5 million net of tax) to reduce deferred costs in accordance with the Stipulation of Settlement related to the merger between FirstEnergy and GPU.

       Net Interest Charges

           Net interest charges decreased $5.2 million in 2003 and $5.3 million in 2002, compared to the previous year, reflecting debt redemptions of $102 million and $192 million, respectively. Those decreases were partially offset by interest on $320 million of transition bonds issued in June 2002 (see Note 4
(E)) and $150 million of senior notes issued in May 2003 which were used for redeeming outstanding securities in the second and third quarters of 2003.

       Preferred Stock Dividend Requirements

           Preferred stock dividend requirements decreased $1.6 million in 2003, and $3.1 million in 2002, compared to the prior year, due to the reacquisition and redemptions of cumulative preferred stock pursuant to mandatory and optional sinking fund provisions. We realized non-cash gains of $0.6 million and $3.6 million in 2003 and 2002, respectively, on the reacquisition of preferred stock.

Capital Resources and Liquidity

       Changes in Cash Position

           As of December 31, 2003, we had $0.3 million of cash and cash equivalents compared with $4.8 million as of December 31, 2002. The major sources for changes in these balances are summarized below.

       Cash Flows From Operating Activities

           Cash flows provided from operating activities totaled $180 million in 2003, $309 million in 2002 and $290 million in 2001. The sources of these changes are as follows:

               Operating Cash Flows             2003       2002     2001
               ---------------------------------------------------------
                                                      (In millions)
               Cash earnings (1).............   $ 369     $ 325     $219
               Working capital and other.....    (189)      (16)      71
               ---------------------------------------------------------

                        Total................   $ 180     $ 309     $290
               =========================================================

               (1) Includes net income, depreciation and amortization,
                   disallowed purchase power costs, deferred costs recoverable as regulatory assets, deferred income taxes, and investment tax credits.

           Net cash provided from operating activities decreased by $129 million in 2003 and increased by $19 million in 2002, as compared to the previous year. The decrease in 2003 was due to a $173 million increase in working capital and other requirements (primarily from a $170 million reduction in payables) which was partially offset by a $44 million increase in cash earnings. The increase in 2002 reflected a $106 million increase in cash earnings partially offset by an $87 million increase in working capital and other.

       Cash Flows From Financing Activities

           Net cash used for financing activities was $139 million and $140 million in 2003 and 2002, respectively. These amounts reflect redemptions of debt and preferred stock, in addition to payments of $138 million in 2003 and $191 million in 2002 for common dividends to FirstEnergy. The following table provides details regarding new issues and redemptions during 2003 and 2002:

               Securities Issued or Redeemed in            2003       2002
               -------------------------------------------------------------
                                                             (In millions)
               New Issues
                    Secured Notes..........................$150       $  --
                    Transition Bonds (See Note 4 (E))......  --         320

               Redemptions
                    First Mortgage Bonds................... 150         192
                    Medium Term Notes...................... 102          --
                    Preferred Stock........................ 125          52
                    Other..................................               4
               -------------------------------------------------------------
                        Total Redemptions.................. 377         248

               Short-term Borrowings, net ................. 231         (18)
               -------------------------------------------------------------


           We had $231.0 million of short-term indebtedness at the end of 2003, compared to no short-term debt at the end of 2002. We may borrow from our affiliates on a short-term basis. We will not issue first mortgage bonds (FMB) other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2003, we had the capability to issue $126 million of additional senior notes based upon FMB collateral. At year-end 2003, based upon applicable earnings coverage tests and our charter, we could issue $189 million of preferred stock (assuming no additional debt was issued).

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

           At the end of 2003, our common equity as a percentage of capitalization stood at 74%, as compared to 71% and 69% at the end of 2002 and 2001, respectively. In 2001, we experienced a significant increase in this ratio due to the allocation of the purchase price when we were acquired by FirstEnergy.

           Our access to capital markets and costs of financing are dependent on the ratings of our securities and that of our holding company, FirstEnergy. The following table shows our securities' ratings following the downgrade by Moody's Investors Service in February 2004. The ratings outlook on all securities is stable.


Ratings of Securities
----------------------------------------------------------------------------
                    Securities          S&P       Moody's         Fitch
----------------------------------------------------------------------------

FirstEnergy       Senior unsecured      BB+         Baa3          BBB-

JCP&L             Senior secured        BBB         Baa1          BBB+
                  Preferred stock       BB          Ba1           BBB
----------------------------------------------------------------------------


           On September 30, 2003, Fitch Ratings lowered the senior unsecured ratings of FirstEnergy to "BBB-" from "BBB." Fitch affirmed the ratings of JCP&L. Fitch announced that the Rating Outlook is Stable for the securities of FirstEnergy, and all of the securities of its electric utility operating companies. Fitch stated that the changes to the long-term ratings were "driven by the high debt leverage of the parent, FirstEnergy. Despite management's commitment to reduce debt related to the GPU merger, subsequent cash flows have been vulnerable to unfavorable events, slowing the pace of FirstEnergy's debt reduction efforts. The Stable Outlook reflects the success of FirstEnergy's recent common equity offering and management's focus on a relatively conservative integrated utility strategy."

           On December 23, 2003, Standard & Poor's (S&P) lowered its corporate credit ratings on FirstEnergy and its regulated utility subsidiaries to "BBB-" from "BBB" and lowered FirstEnergy's senior unsecured debt rating to "BB+" from "BBB-". Except for Ohio Edison's senior secured issue rating, which was left unchanged, all other subsidiary ratings were lowered one notch as well. The ratings were removed from CreditWatch with negative implications, where they had been placed by S&P on August 18, 2003, and the Ratings Outlook returned to Stable. The rating action followed a revision in S&P's assessment of our consolidated business risk profile to `6' from `5' (`1' equals low risk, `10' equals high risk), with S&P citing operational and management challenges as well as heightened regulatory uncertainty for its revision of our business risk assessment score. S&P's rationale for its revisions of the ratings included uncertainty regarding the timing of the Ohio Rate Plan filing, the pending final report on the August 14 blackout (see Power Outages), the outcome of the remedial phase of litigation relating to the Sammis plant, and the extended Davis-Besse outage (JCP&L has no ownership interest in Davis-Besse) and the related pending subpoena. S&P further stated that the restart of Davis-Besse and a supportive Ohio Rate Plan extension will be vital positive developments that would aid an upgrade of FirstEnergy's ratings. S&P's reduction of the credit ratings in December 2003 triggered cash and letter-of-credit collateral calls of FirstEnergy in addition to higher interest rates for some outstanding borrowings.

           On February 6, 2004, Moody's downgraded FirstEnergy senior unsecured debt to Baa3 from Baa2 and downgraded the senior secured debt of JCP&L to Baa1 from A2. Moody's also downgraded the preferred stock rating of JCP&L to Ba1 from Baa2. Moody's said that the lower ratings were prompted by: "1) high consolidated leverage with significant holding company debt, 2) a degree of regulatory uncertainty in the service territories in which the company operates,
3) risks associated with investigations of the causes of the August 2003 blackout, and related securities litigation, and 4) a narrowing of the ratings range for the FirstEnergy operating utilities, given the degree to which FirstEnergy increasingly manages the utilities as a single system and the significant financial interrelationship among the subsidiaries."

       Cash Flows From Investing Activities

           Cash used in investing activities totaled $45.2 million in 2003 and $195.2 million in 2002, principally for property additions to support the distribution of electricity. Payments on loans from and (to) associated companies were $78 million and $(77) million in 2003 and 2002, respectively.

           Our capital spending for the period 2004-2006 is expected to be about $446 million, of which approximately $146 million applies to 2004.

Contractual Obligations

           Our cash contractual obligations as of December 31, 2003 that we consider firm obligations are as follows:


                                                 2005-     2007-
Contractual Obligations       Total   2004       2006      2008     Thereafter
------------------------------------------------------------------------------
                                            (In millions)
Long-term debt.............. $1,273    $176    $  275     $ 37      $  785
Short-term borrowings.......    231     231        --       --          --
Operating leases............     63       1         4        3          55
Purchases (1)...............  3,487     445       965      912       1,165
------------------------------------------------------------------------------
     Total.................. $5,054    $853    $1,244     $952      $2,005
------------------------------------------------------------------------------

(1) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.

Market Risk Information

           We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price fluctuations. Our Risk Policy Committee, comprised of FirstEnergy executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

       Commodity Price Risk

           We are exposed to market risk primarily due to fluctuations in electricity and natural gas prices. To manage the volatility relating to these exposures, we use a variety of non-derivative and derivative instruments, including forward contracts, options and futures contracts. The derivatives are used for hedging purposes. Most of our non-hedge derivative contracts represent non-trading positions that do not qualify for hedge treatment under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The change in the fair value of commodity derivative contracts related to energy production during 2003 is summarized in the following table:

Increase (Decrease) in the Fair Value of Commodity Derivative Contracts

                                                                Non-Hedge     Hedge      Total
                                                                ---------     -----      -----
                                                                            (In millions)
Change in the Fair Value of Commodity Derivative Contracts
Outstanding net asset as of January 1, 2003..................      $ 8.7      $ (0.1)    $ 8.6
New contract value when entered..............................        --          --         --
Additions/Change in value of existing contracts..............        4.5         --        4.5
Change in techniques/assumptions.............................        2.3         --        2.3
Settled contracts............................................        0.1         0.1       0.2
                                                                ------------------------------

Net Assets - Derivatives Contracts as of December 31, 2003 (1)     $15.6      $  --      $15.6
                                                                ==============================

Impact of Changes in Commodity Derivative Contracts (2)
Income Statement Effects:....................................      $ 0.5      $  --      $ 0.5
Balance Sheet Effects:
   Other Comprehensive Income (Pre-Tax)......................      $ --       $  0.1     $ 0.1
   Regulatory Liability......................................      $ 6.4      $  --      $ 6.4



(1) Includes $15.5 million in non-hedge commodity derivative contracts which are offset by a regulatory liability. (2) Represents the increase in value of existing contracts, settled contracts and changes in techniques/assumptions.


Derivatives included on the Consolidated Balance Sheet as of December 31, 2003:

                                                 Non-Hedge    Hedge     Total
                                                 ---------    -----     -----
                                                          (In millions)
       Current-
             Other Assets....................      $  0.2     $  --     $  0.2

       Non-Current-
             Other Deferred Charges..........        15.4        --       15.4
                                                   ------     ------    ------

               Net assets....................      $15.6      $  --     $ 15.6
                                                   =====      ======    ======

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

Source of Information - Fair Value by Contract Year
---------------------------------------------------

                               2004    2005   2006    2007   Thereafter   Total
                               ----    ----   ----    ----   ----------   -----
                                              (In millions)

Prices actively quoted(1)...   $0.2    $--    $ --    $ --      $ --      $ 0.2
Other external sources(2)...    2.3     2.6     --      --        --        4.9
Prices based on models......    --      --     2.5     2.4       5.6       10.5
                              --------------------------------------------------

    Total(3)................   $2.5    $2.6   $2.5    $2.4     $5.6       $15.6
                               =================================================

(1) Exchange traded. (2) Broker quote sheets.
(3) Includes $15.5 million from an embedded option that is offset by a regulatory liability and does not affect earnings.


           We perform sensitivity analyses to estimate our exposure to the market risk of our commodity position. A hypothetical 10% adverse shift in quoted market prices in the near term on derivative instruments would not have had a material effect on our consolidated financial position or cash flows as of December 31, 2003.

Interest Rate Risk

           Our exposure to fluctuations in market interest rates is reduced since our debt has fixed interest rates, as noted in the following table.


Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-               Fair
Year of Maturity                 2004       2005       2006       2007       2008        after     Total    Value
-------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
-------------------------------------------------------------------------------------------------------------------
Investments Other Than Cash
   and Cash Equivalents-
   Fixed Income...............                                                           $212      $  212   $  212
   Average interest rate......                                                            5.0%        5.0%
-------------------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------------------
Long-term Debt and Other
  Long-Term Obligations:
Fixed rate....................   $176         $67      $208        $18         $19       $785      $1,273    $1,190
   Average interest rate .....    6.9%        6.1%      6.3%       4.2%        5.4%       6.5%       6.5%
Short-term Borrowings.........   $231                                                              $  231    $  231
   Average interest rate......    1.7%                                                               1.7%
-------------------------------------------------------------------------------------------------------------------

Equity Price Risk

           Included in nuclear decommissioning trusts are marketable equity securities carried at their market value of approximately $69 million and $52 million at December 31, 2003 and 2002, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $7 million reduction in fair value as of December 31, 2003. (See Note 1 (K) - "Cash and Financial Instruaments")

Outlook

           Beginning in 1999, all of our customers were able to select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. To support customer choice, rates were restructured into unbundled service charges and additional non-bypassable charges to recover stranded costs.

           Regulatory assets are costs which have been authorized by the NJBPU and the Federal Energy Regulatory Commission (FERC) for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of the regulatory proceedings discussed below. Our regulatory assets totaled $2.6 billion and $3.1 billion as of December 31, 2003 and December 31, 2002, respectively.

       Regulatory Matters

           Under New Jersey transition legislation, all electric distribution companies were required to file rate cases to determine the level of unbundled rate components to become effective August 1, 2003. Our two August 2002 rate filings requested increases in base electric rates of approximately $98 million annually and requested the recovery of deferred energy costs that exceeded amounts being recovered under the current market transition charge (MTC) and societal benefits charge (SBC) rates; one proposed method of recovery of these costs is the securitization of the deferred balance. This securitization methodology is similar to the Oyster Creek securitization. On July 25, 2003, the NJBPU announced its JCP&L base electric rate proceeding decision which reduced our annual revenues by approximately $62 million effective August 1, 2003. The NJBPU decision also provided for an interim return on equity of 9.5 percent on our rate base for the next six to twelve months. During that period, we will initiate another proceeding to request recovery of additional costs incurred to enhance system reliability. In that proceeding, the NJBPU could increase the return on equity to 9.75% or decrease it to 9.25%, depending on its assessment of the reliability of our service. Any reduction would be retroactive to August 1, 2003. The revenue decrease in the decision consists of a $223 million decrease in the electricity delivery charge, a $111 million increase due to the August 1, 2003 expiration of annual customer credits previously mandated by the New Jersey transition legislation, a $49 million increase in the MTC tariff component, and a net $1 million increase in the SBC charge. The MTC allows for the recovery of $465 million in deferred energy costs over the next ten years on an interim basis, disallowing $153 million of the $618 million provided for in a preliminary settlement agreement between certain parties. As a result, we recorded charges to net income for the year ended December 31, 2003, aggregating $185 million ($109 million net of tax) consisting of the $153 million deferred energy costs and other regulatory assets. We filed a motion for rehearing and reconsideration with the NJBPU on August 15, 2003 with respect to the following issues: (1) the disallowance of the $153 million deferred energy costs; (2) the reduced rate of return on equity; and (3) $42.7 million of disallowed costs to achieve merger savings. On October 10, 2003, the NJBPU held the motion in abeyance until the final NJBPU decision and order is issued, which is expected in the first quarter of 2004.

           On July 5, 2003, we experienced a series of 34.5 kilo-volt sub-transmission line faults that resulted in outages on the New Jersey shore. The NJBPU instituted an investigation into these outages, and directed that a Special Reliability Master be hired to oversee the investigation. On December 8, 2003, the Special Reliability Master issued his Interim Report recommending that we implement a series of actions to improve reliability in the area affected by the outages. The NJBPU adopted the findings and recommendations of the Interim Report on December 17, 2003, and ordered us to implement the recommended actions on a staggered basis, with initial actions to be completed by March 31, 2004. We expect to spend approximately $12.5 million implementing these actions during 2004.

       FERC Regulatory Matters

           On December 19, 2002, the FERC granted unconditional Regional Transmission Organization status to PJM Interconnection, LLC which includes us as transmission owners. PJM and the Midwest Independent System Operator, Inc.
(MISO) were ordered by the FERC to develop a common market between the regions by October 31, 2004. The FERC also initiated a Section 206 investigation into the reasonableness of the "through-and-out" transmission rates charged by PJM and MISO. By order issued November 17, 2003, MISO, PJM and certain unaffiliated transmission owners in the Midwest were directed to eliminate rates for point-to-point service between the two RTOs effective April 1, 2004. A settlement judge has been appointed by the FERC to resolve compliance filings by the affected transmission providers. AEP, Commonwealth Edison and other utilities have appealed the FERC's November 17, 2003 order to the federal court of appeals for the District of Columbia.

       Environmental Matters

           We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have accrued liabilities aggregating approximately $45 million as of December 31, 2003. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

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

       Management Changes

           On December 11, 2003, we named a new president, to whom the Central and Northern regional presidents will report. The new organizational structure creates clearer lines of responsibility and accountability for our operations.

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

       Purchase Accounting

           The merger between FirstEnergy and GPU was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The adjustments reflected in our records primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill. Based on the guidance provided by SFAS 142, "Goodwill and Other Intangible Assets," we evaluate goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment were indicated, we would recognize a loss - calculated as the difference between the implied fair value of its goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2003, we had recorded goodwill of approximately $2.0 billion related to the merger.

       Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on the costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in New Jersey, a significant amount of regulatory assets have been recorded - $2.6 billion as of December 31, 2003. We regularly review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

       Derivative Accounting

           Determination of appropriate accounting for derivative transactions requires the involvement of management representing operations, finance and risk assessment. In order to determine the appropriate accounting for derivative transactions, the provisions of the contract need to be carefully assessed in accordance with the authoritative accounting literature and management's intended use of the derivative. New authoritative guidance continues to shape the application of derivative accounting. Management's expectations and intentions are key factors in determining the appropriate accounting for a derivative transaction and, as a result, such expectations and intentions are documented. Derivative contracts that are determined to fall within the scope of SFAS 133, as amended, must be recorded at their fair value. Active market prices are not always available to determine the fair value of the later years of a contract, requiring that various assumptions and estimates be used in their valuation. We continually monitor our derivative contracts to determine if our activities, expectations, intentions, assumptions and estimates remain valid. As part of our normal operations, we enter into commodity contracts, as well as interest rate swaps, which increase the impact of derivative accounting judgments.

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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, our accrued pension costs as of June 30, 2003 increased by $79 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of our pension plan assets, we reduced our minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $22 million, recording an increase of $59,000 in an intangible asset and crediting OCI by $13 million (offsetting previously recorded deferred tax benefits by $9 million). The remaining balance in OCI of $48 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $68 million as of December 31, 2003.

           Based on pension assumptions and pension plan assets as of December 31, 2003, FirstEnergy will not be required to fund their pension plans in 2004. However, health care cost trends have significantly increased and will affect future OPEB costs. FirstEnergy's pension and OPEB expenses in 2004 are expected to decrease by $38 million and $34 million, respectively. These reductions reflect the actual performance of pension plan assets and amendments to the health care benefits plan announced in early 2004 which result in employees and retirees sharing more of the benefit costs. The reduction in OPEB costs for 2004 does not reflect the impact of the new Medicare law signed by President Bush in December 2003 due to uncertainties regarding some of its new provisions (see
Note 1(H)). The 2003 and 2002 composite health care trend rate assumptions are approximately 10%-12% gradually decreasing to 5% in later years. In determining their trend rate assumptions, FirstEnergy included the specific provisions of their health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in their health care plans, and projections of future medical trend rates. The effect on FirstEnergy's pension and OPEB costs and liabilities from changes in key assumptions are as follows:


Increase in Costs from Adverse Changes in Key Assumptions
-------------------------------------------------------------------------------
Assumption                       Adverse Change      Pension    OPEB     Total
-------------------------------------------------------------------------------
                                                     (In millions)
Discount rate................    Decrease by 0.25%    $ 10      $ 5       $ 15
Long-term return on assets...    Decrease by 0.25%    $  8      $ 1       $  9
Health care trend rate.......    Increase by 1%        n/a      $26       $ 26

Increase in Minimum Liability
Discount rate................    Decrease by 0.25%    $104       n/a      $104
-------------------------------------------------------------------------------

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

       Nuclear Decommissioning

           In accordance with SFAS 143, we recognize an ARO for the future decommissioning of TMI-2. The ARO liability represents an estimate of the fair value of our current obligation related to nuclear decommissioning and the retirement of other assets. A fair value measurement inherently involves uncertainty in the amount and timing of settlement of the liability. We used an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. This approach applies probability weighting to discounted future cash flow scenarios that reflect a range of possible outcomes. The scenarios consider settlement of the ARO at the expiration of the nuclear power plants' current license and settlement based on an extended license term

New Accounting Standards And Interpretations Adopted

       FIN 46 (revised December 2003), "Consolidation of Variable
       Interest Entities"

           In December 2003, the FASB issued a revised interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", referred to as "FIN 46R", requires the consolidation of a VIE by an enterprise if that enterprise is determined to be the primary beneficiary of the VIE. FIN 46R requires adoption for interests in VIEs or potential VIEs commonly referred to as special-purpose entities effective December 31, 2003. Adoption of FIN 46R for all other types of entities is effective March 31, 2004.

           We are evaluating entities that meet the deferral criteria and may be subject to consolidation under FIN 46R as of March 31, 2004. These entities are non-utility generators in which we have neither debt nor equity investments but are generally the sole purchaser of their power.

       SFAS 143, "Accounting for Asset Retirement Obligations"

           In January 2003, we implemented SFAS 143 which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. See Note 1(E) for further discussion of SFAS 143.

       DIG Implementation Issue No. C20 for SFAS 133, "Scope Exceptions:
       Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature"

           In June 2003, the FASB cleared DIG Issue C20 for implementation in fiscal quarters beginning after July 10, 2003. The issue supersedes earlier DIG Issue C11, "Interpretation of Clearly and Closely Related in Contracts That Qualify for the Normal Purchases and Normal Sales Exception." DIG Issue C20 provides guidance regarding when the presence of a general index, such as the Consumer Price Index, in a contract would prevent that contract from qualifying for the normal purchases and normal sales exception under SFAS 133, as amended, and therefore exempt from the mark-to-market treatment of certain contracts. Adoption of DIG Issue C20 did not impact our financial statements.


                                        JERSEY CENTRAL POWER & LIGHT COMPANY

                                         CONSOLIDATED STATEMENTS OF INCOME



                                                                                              Nov 7 -       Jan. 1 -
                                                                  2003           2002     Dec. 31, 2001   Nov. 6, 2001
----------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)
                                                                                                       |
OPERATING REVENUES (Note 1(J))............................     $2,364,203    $2,328,415      $282,902  |  $1,838,638
                                                               ----------    ----------      --------  |  ----------
                                                                                                       |
OPERATING EXPENSES AND TAXES:                                                                          |
   Fuel and purchased power (Note 1(J))...................      1,504,558     1,248,012       136,123  |      932,300
   Other operating costs (Note 1(J))......................        368,041       272,890        40,670  |      237,513
                                                               ----------    ----------      --------  |  -----------
     Total operation and maintenance expenses.............      1,872,599     1,520,902       176,793  |    1,169,813
   Provision for depreciation and amortization............        250,013       244,759        35,124  |      205,918
   General taxes..........................................         53,481        56,049         8,919  |       56,582
   Income taxes...........................................         41,839       171,496        18,400  |      113,478
                                                               ----------    ----------      --------  |  -----------
     Total operating expenses and taxes...................      2,217,932     1,993,206       239,236  |    1,545,791
                                                               ----------    ----------      --------  |  -----------
                                                                                                       |
OPERATING INCOME..........................................        146,271       335,209        43,666  |      292,847
                                                                                                       |
OTHER INCOME (EXPENSE)....................................          7,530         7,653         1,186  |     (176,875)
                                                               ----------    ----------      --------  |  -----------
                                                                                                       |
INCOME BEFORE NET INTEREST CHARGES........................        153,801       342,862        44,852  |      115,972
                                                               ----------    ----------      --------  |  -----------
                                                                                                       |
NET INTEREST CHARGES:                                                                                  |
   Interest on long-term debt.............................         87,681        92,314        14,234  |       77,205
   Allowance for borrowed funds used during                                                            |
     construction.........................................           (296)         (583)          135  |       (1,665)
   Deferred interest .....................................         (8,639)       (8,815)       (2,243) |      (12,557)
   Other interest expense.................................          1,691        (2,643)        1,080  |        9,427
   Subsidiary's preferred stock dividend requirements.....          5,347        10,694         1,605  |        9,095
                                                               ----------    ----------      --------  |  -----------
     Net interest charges.................................         85,784        90,967        14,811  |       81,505
                                                               ----------    ----------      --------  |  -----------
                                                                                                       |
NET INCOME................................................         68,017       251,895        30,041  |       34,467
                                                                                                       |
PREFERRED STOCK DIVIDEND REQUIREMENTS.....................            500         2,125           698  |        4,547
                                                                                                       |
GAIN ON PREFERRED STOCK REACQUISITION.....................           (612)       (3,589)           --  |           --
                                                               ----------    ----------      --------  |  -----------
                                                                                                       |
EARNINGS ON COMMON STOCK..................................     $   68,129    $  253,359      $ 29,343  |  $    29,920
                                                               ==========    ==========      ========  |  ===========
                                                                                                       |


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.




                                        JERSEY CENTRAL POWER & LIGHT COMPANY

                                            CONSOLIDATED BALANCE SHEETS

As of December 31,                                                                        2003             2002
------------------------------------------------------------------------------------------------------------------
                                                                                             (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $3,642,467       $3,478,803
   Less-Accumulated provision for depreciation....................................      1,367,042        1,203,043
                                                                                       ----------       ----------
                                                                                        2,275,425        2,275,760
                                                                                       ----------       ----------
   Construction work in progress..................................................         48,985           20,687
                                                                                       ----------       ----------
                                                                                        2,324,410        2,296,447
                                                                                       ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Nuclear plant decommissioning trusts...........................................        125,945          106,820
   Nuclear fuel disposal trust....................................................        155,774          149,738
   Long-term notes receivable from associated companies...........................         19,579           20,333
   Other..........................................................................         18,744           18,202
                                                                                       ----------       ----------
                                                                                          320,042          295,093
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents......................................................            271            4,823
   Receivables-
     Customers (less accumulated provisions of $4,296,000 and $4,509,000
       respectively, for uncollectible accounts)..................................        198,061          247,624
     Associated companies.........................................................         70,012              318
     Other (less accumulated provisions of $1,183,000 in 2003)....................         46,411           20,134
   Notes receivable from associated companies.....................................             --           77,358
   Materials and supplies, at average cost........................................          2,480            1,341
   Prepayments and other..........................................................         49,360           37,719
                                                                                       ----------       ----------
                                                                                          366,595          389,317
                                                                                       ----------       ----------
NONCURRENT LIABILITIES:
   Regulatory assets..............................................................      2,558,214        3,058,209
   Goodwill.......................................................................      2,001,302        2,000,875
   Other..........................................................................          8,481           12,814
                                                                                       ----------       ----------
                                                                                        4,567,997        5,071,898
                                                                                       ----------       ----------
                                                                                       $7,579,044       $8,052,755
                                                                                       ==========       ==========
                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity....................................................     $3,153,974       $3,274,069
   Preferred stock not subject to mandatory redemption............................         12,649           12,649
   Company-obligated mandatorily redeemable preferred securities..................             --          125,244
   Long-term debt.................................................................      1,095,991        1,210,446
                                                                                       ----------       ----------
                                                                                        4,262,614        4,622,408
                                                                                       ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt...............................................        175,921          173,815
   Short-term borrowings (Note 5)-
     Associated companies.........................................................        230,985               --
   Accounts payable-
     Associated companies.........................................................         42,410          170,803
     Other........................................................................        105,815          106,504
   Accrued  taxes.................................................................            919           13,844
   Accrued interest...............................................................         14,843           27,161
   Other..........................................................................         58,094          112,408
                                                                                       ----------       ----------
                                                                                          628,987          604,535
                                                                                       ----------       ----------
NONCURRENT LIABILITIES:
   Accumulated deferred income taxes..............................................        640,208          691,721
   Accumulated deferred investment tax credits....................................          7,711            9,939
   Power purchase contract loss liability ........................................      1,473,070        1,710,968
   Nuclear fuel disposal costs....................................................        167,936          166,191
   Asset retirement obligation....................................................        109,851               --
   Retirement benefits............................................................        159,219               --
   Nuclear plant decommissioning costs............................................             --          135,355
   Other..........................................................................        129,448          111,638
                                                                                       ----------       ----------
                                                                                        2,687,443        2,825,812
                                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 3 and 6)...............................................................
                                                                                       ----------       ----------
                                                                                       $7,579,044       $8,052,755
                                                                                       ==========       ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                               JERSEY CENTRAL POWER & LIGHT COMPANY

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                           2003         2002
-----------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, par value $10 per share, authorized 16,000,000 shares
     15,371,270 shares outstanding....................................................    $  153,713   $   153,713
   Other paid-in capital..............................................................     3,029,894     3,029,218
   Accumulated other comprehensive loss (Note 4(F))...................................       (51,765)         (865)
   Retained earnings (Note 4(A))......................................................        22,132        92,003
                                                                                          ----------   -----------
     Total common stockholder's equity................................................     3,153,974     3,274,069
                                                                                          ----------   -----------


                                               Number of Shares            Optional
                                                 Outstanding           Redemption Price
                                               ----------------      --------------------
                                               2003        2002      Per Share  Aggregate
                                               ----        ----      ---------  ---------
PREFERRED STOCK (Note 4(C)):
Cumulative, without par value-
Authorized 125,000 shares
   Not Subject to Mandatory Redemption:
       4%   Series......................     125,000     125,000      $106.50    $13,313      12,649        12,649
                                             =======     =======      =======    =======  ----------   -----------


Company obligated mandatorily redeemablE
Preferred securities of subsidiary LIMITED
PARTNERSHIP Holding solely company
subordinated Debentures
   Cumulative, $25 par value -
   Authorized 5,000,000 shares
     Subject to Mandatory Redemption:
       8.56% due 2044..................................................................           --       125,244
                                                                                          ----------   -----------

LONG-TERM DEBT (Note 4(D)):
   First mortgage bonds:
     6.375% due 2003...................................................................           --       150,000
     7.125% due 2004...................................................................      160,000       160,000
     6.780% due 2005...................................................................       50,000        50,000
     6.850% due 2006...................................................................       40,000        40,000
     8.250% due 2006...................................................................           --        23,053
     7.900% due 2007...................................................................           --        18,361
     7.125% due 2009...................................................................        6,300         6,300
     7.100% due 2015...................................................................       12,200        12,200
     9.200% due 2021...................................................................           --        22,963
     8.320% due 2022...................................................................       40,000        40,000
     8.550% due 2022...................................................................           --        13,623
     7.980% due 2023...................................................................       40,000        40,000
     7.500% due 2023...................................................................      125,000       125,000
     8.450% due 2025...................................................................       50,000        50,000
     6.750% due 2025...................................................................      150,000       150,000
                                                                                          ----------   -----------
       Total first mortgage bonds......................................................      673,500       901,500
                                                                                          ----------   -----------

   Secured notes:
     6.450% due 2006...................................................................      150,000       150,000
     4.190% due 2007...................................................................       67,312        91,111
     5.390% due 2010...................................................................       52,297        52,297
     5.810% due 2013...................................................................       77,075        77,075
     6.160% due 2017...................................................................       99,517        99,517
     4.800% due 2018...................................................................      150,000            --
                                                                                          ----------   -----------
       Total secured notes.............................................................      596,201       470,000
                                                                                          ----------   -----------
   Unsecured notes:
     7.69% due 2039....................................................................        2,968         2,984
                                                                                          ----------   -----------

   Net unamortized premium (discount) on debt..........................................         (757)        9,777
                                                                                          ----------   -----------
   Long-term debt due within one year..................................................     (175,921)     (173,815)
                                                                                          ----------   -----------
       Total long-term debt............................................................    1,095,991     1,210,446
                                                                                          ----------   -----------

TOTAL CAPITALIZATION...................................................................   $4,262,614    $4,622,408
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


                                               JERSEY CENTRAL POWER & LIGHT COMPANY

                                      CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY



                                                                         Common Stock                  Accumulated
                                                                     -------------------      Other       Other
                                                     Comprehensive    Number       Par       Paid-In   Comprehensive  Retained
                                                         Income      of Shares    Value      Capital   Income (Loss)  Earnings
                                                     -------------  ----------  --------   ----------  -------------  --------
                                                                         (Dollars in thousands)

Balance, January 1, 2001...........................                 15,371,270  $153,713   $  510,769     $     (8)   $ 794,786
   Net income......................................    $ 34,467                                                          34,467
   Net unrealized gain on investments..............           2                                                  2
   Net unrealized gain on derivative instruments...         768                                                768
                                                       --------
   Comprehensive income............................    $ 35,237
                                                       --------
   Cash dividends on preferred stock...............                                                                      (4,547)
   Cash dividends on common stock  ................                                                                    (175,000)
-------------------------------------------------------------------------------------------------------------------------------
Balance, November 6, 2001..........................                 15,371,270   153,713      510,769          762      649,706
   Purchase accounting fair value adjustment.......                                         2,470,348         (762)    (649,706)
_______________________________________________________________________________________________________________________________
Balance, November 7, 2001..........................                 15,371,270   153,713    2,981,117           --           --
   Net income......................................    $ 30,041                                                          30,041
   Net unrealized loss on derivative instruments...        (472)                                              (472)
                                                       --------
   Comprehensive income............................    $ 29,569
                                                       --------
   Cash dividends on preferred stock...............                                                                        (698)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.........................                 15,371,270   153,713    2,981,117         (472)      29,343
   Net income......................................    $251,895                                                         251,895
   Net unrealized loss on derivative instruments...        (393)                                              (393)
                                                       --------
   Comprehensive income............................    $251,502
                                                       --------
   Cash dividends on preferred stock...............                                                                       1,465
   Cash dividends on common stock..................                                                                    (190,700)
   Purchase accounting fair value adjustment.......                                            48,101
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.........................                 15,371,270   153,713    3,029,218         (865)      92,003
   Net income......................................    $ 68,017                                                          68,017
   Net unrealized loss on derivative instruments...      (3,020)                                            (3,020)
   Minimum liability for unfunded retirement
     benefits, net of $(32,998,000) of
     income taxes..................................     (47,880)                                           (47,880)
                                                       --------
   Comprehensive income............................    $ 17,117
                                                       --------
   Cash dividends on preferred stock...............                                                                        (500)
   Cash dividends on common stock..................                                                                    (138,000)
   Gain on preferred stock reacquisition...........
   Purchase accounting fair value adjustment ......                                               676                       612
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003.........................                 15,371,270  $153,713   $3,029,894     $(51,765)   $  22,132
===============================================================================================================================



                                            CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                          Not Subject to              Subject to
                                                      Mandatory Redemption       Mandatory Redemption
                                                      --------------------       --------------------
                                                       Number     Carrying        Number      Carrying
                                                      of Shares     Value        of Shares     Value
                                                      ---------   --------       ---------    --------
                                                                     (Dollars in thousands)

             Balance, January 1, 2001............      125,000    $12,649        5,623,334   $ 187,333
               Redemptions-
                 7.52% Series....................                                  (25,000)     (2,500)
                 8.65% Series....................                                  (83,333)     (8,333)
                 Purchase accounting fair
                   value adjustment..............                                                4,451
             -----------------------------------------------------------------------------------------
             Balance, December 31, 2001..........      125,000     12,649        5,515,001   $ 180,951
               Redemptions-
                 7.52% Series....................                                 (265,000)    (28,951)
                 8.65% Series....................                                 (250,001)    (26,750)
                 Amortization of fair market
                   value adjustment..............                                                   (6)
             -----------------------------------------------------------------------------------------
             Balance, December 31, 2002..........      125,000     12,649        5,000,000   $ 125,244
               Redemptions-
                 8.56% Series....................                               (5,000,000)   (125,242)
                 Amortization of fair market
                   value adjustment..............                                                   (2)
             -----------------------------------------------------------------------------------------
             Balance, December 31, 2003..........      125,000    $12,649               --   $      --
             =========================================================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                               JERSEY CENTRAL POWER & LIGHT COMPANY

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Nov. 7 -      Jan. 1 -
                                                                   2003         2002   Dec. 31, 2001   Nov. 6, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                               (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:                                                                |
Net Income....................................................   $  68,017   $ 251,895    $ 30,041   |   $  34,467
   Adjustments to reconcile net income to net                                                        |
   cash from operating activities:                                                                   |
     Provision for depreciation and amortization..............     250,013     244,759      35,124   |     205,918
     Other amortization.......................................          64         849       1,360   |      23,025
     Deferred costs recoverable as regulatory assets..........    (164,290)   (285,065)    (25,471)  |     (29,312)
     Deferred income taxes, net...............................      64,600     115,866       5,609   |     (58,132)
     Investment tax credits, net..............................      (2,228)     (3,551)       (540)  |      (3,057)
     Receivables..............................................       4,528     (14,542)      7,050   |      27,177
     Materials and supplies...................................      (1,139)          7           2   |        (842)
     Accounts payable.........................................    (153,953)     16,399      (5,060)  |     (44,498)
     Retail rate refunds obligation payments..................     (71,984)    (43,016)         --   |          --
     Disallowed purchased power costs.........................     152,500          --          --   |          --
     Accrued retirement benefit obligation....................       8,381          --          --   |          --
     Accrued compensation, net................................      19,864         (59)         --   |          --
     Other (Note 7)...........................................       5,579      25,433      20,563   |      66,328
                                                                 ---------   ---------    --------   |   ---------
       Net cash provided from operating activities............     179,952     308,975      68,678   |     221,074
                                                                 ---------   ---------    --------   |   ---------
                                                                                                     |
CASH FLOWS FROM FINANCING ACTIVITIES:                                                                |
  New Financing-                                                                                     |
     Long-term debt...........................................     150,000     318,106          --   |     148,796
     Short-term borrowings, net...............................     230,985          --          --   |          --
   Redemptions and Repayments-                                                                       |
     Preferred stock..........................................    (125,244)    (51,500)         --   |     (10,833)
     Long-term debt...........................................    (251,815)   (196,033)    (40,000)  |          --
     Short-term borrowings, net...............................          --     (18,149)     (1,851)  |      (9,200)
   Dividend Payments-                                                                                |
     Common stock.............................................    (138,000)   (190,700)         --   |    (175,000)
     Preferred stock..........................................      (5,235)     (2,125)       (698)  |      (4,547)
                                                                 ---------   ---------    --------   |   ---------
       Net cash used for financing activities.................    (139,309)   (140,401)    (42,549)  |     (50,784)
                                                                 ---------   ---------    --------   |   ---------
                                                                                                     |
CASH FLOWS FROM INVESTING ACTIVITIES:                                                                |
   Property additions.........................................    (122,930)    (97,346)    (21,487)  |    (141,030)
   Contributions to decommissioning trusts....................      (2,630)         --        (202)  |      (1,004)
   Loan payments from (to) associated companies, net..........      78,112     (77,358)         --   |          --
   Other......................................................       2,253     (20,471)     (1,078)  |      (2,215)
                                                                 ---------   ---------    --------   |   ---------
       Net cash used for investing activities.................     (45,196)   (195,175)    (22,767)  |    (144,249)
                                                                 ---------   ---------    --------   |   ---------
                                                                                                     |
                                                                                                     |
Net increase (decrease) in cash and cash equivalents..........      (4,552)    (26,601)      3,362   |      26,041
Cash and cash equivalents at beginning of period..............       4,823      31,424      28,062   |       2,021
                                                                 ---------   ---------    --------   |   ---------
Cash and cash equivalents at end of period....................   $     271   $   4,823    $ 31,424   |   $  28,062
                                                                 =========   =========    ========   |   =========
                                                                                                     |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                                                 |
Cash Paid During the Year-                                                                           |
     Interest (net of amounts capitalized)....................   $ 101,432   $  92,152    $  4,787   |   $  95,509
                                                                 =========   =========    ========   |   =========
     Income taxes.............................................   $  16,883   $  83,776    $ 20,586   |   $  19,365
                                                                 =========   =========    ========   |   =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                               JERSEY CENTRAL POWER & LIGHT COMPANY

                                                 CONSOLIDATED STATEMENTS OF TAXES

                                                                                         Nov. 7 -        Jan. 1 -
                                                                    2003        2002   Dec. 31, 2001   Nov. 6, 2001
--------------------------------------------------------------------------------------------------------------------
                                                                                   (In thousands)
GENERAL TAXES:                                                                                       |
New Jersey Transitional Energy Facilities Assessment*.........    $ 38,668    $ 39,387    $  6,765   |   $  42,418
Real and personal property....................................       3,889       4,362         283   |       3,589
State gross receipts..........................................          --          --       1,269   |          --
Social security and unemployment..............................       4,826          --          (1)  |           7
Other  .......................................................       6,098      12,300         603   |      10,568
                                                                  --------    --------    --------   |   ---------
       Total general taxes....................................    $ 53,481    $ 56,049    $  8,919   |   $  56,582
                                                                  ========    ========    ========   |   =========
                                                                                                     |
PROVISION FOR INCOME TAXES:                                                                          |
Currently payable (receivable)-                                                                      |
   Federal....................................................    $(15,687)   $ 55,731    $ 11,827   |   $  41,826
   State......................................................        (245)     13,809       3,205   |      19,415
                                                                  --------    --------    --------   |   ---------
                                                                   (15,932)    `69,540      15,032   |      61,241
                                                                  --------    --------    --------   |   ---------
Deferred, net-                                                                                       |
   Federal....................................................      54,252      88,758       4,268   |     (36,210)
   State......................................................      10,348      27,108       1,341   |     (21,922)
                                                                  --------    --------    --------   |   ---------
                                                                    64,600     115,866       5,609   |     (58,132)
                                                                  --------    --------    --------   |   ---------
Investment tax credit amortization............................      (2,228)     (3,551)       (540)  |      (3,057)
                                                                  --------    --------    --------   |   ---------
       Total provision for income taxes.......................    $ 46,440    $181,855    $ 20,101   |   $      52
                                                                  ========    ========    ========   |   =========
                                                                                                     |
INCOME STATEMENT CLASSIFICATION                                                                      |
OF PROVISION FOR INCOME TAXES:                                                                       |
Operating income..............................................    $ 41,839    $171,496    $ 18,400   |   $ 113,478
Other income..................................................       4,601      10,359       1,701   |    (113,426)
                                                                  --------    --------    --------   |   ---------
       Total provision for income taxes.......................    $ 46,440    $181,855    $ 20,101   |   $      52
                                                                  ========    ========    ========   |   =========
                                                                                                     |
RECONCILIATION OF FEDERAL INCOME TAX                                                                 |
EXPENSE AT STATUTORY RATE TO TOTAL                                                                   |
PROVISION FOR INCOME TAXES:                                                                          |
Book income before provision for income taxes.................    $114,457    $433,749    $ 50,142   |   $  34,519
                                                                  ========    ========    ========   |   =========
Federal income tax expense at statutory rate..................    $ 40,060    $151,812    $ 17,550   |   $  12,082
Increases (reductions) in taxes resulting from-                                                      |
   Amortization of investment tax credits.....................      (2,228)     (3,551)       (540)  |      (3,057)
   Depreciation...............................................       3,315       7,154         226   |       3,563
   State income tax, net of federal benefit...................       7,178      27,111       3,077   |       4,355
   Allocated share of consolidated tax savings................          --          --          --   |      (8,509)
   Other, net.................................................      (1,885)       (671)       (212)  |      (8,382)
                                                                  --------    --------    --------   |   ---------
       Total provision for income taxes.......................    $ 46,440    $181,855    $ 20,101   |   $      52
                                                                  ========    ========    ========   |   =========
                                                                                                     |
ACCUMULATED DEFERRED INCOME TAXES AT                                                                 |
DECEMBER 31:                                                                                         |
Property basis differences....................................    $371,811    $297,983    $288,255   |
Nuclear decommissioning.......................................      34,663      44,775      59,716   |
Deferred sale and leaseback costs.............................     (16,651)    (16,451)    (16,240)  |
Purchase accounting basis difference..........................      (1,253)     (1,253)    (71,900)  |
Sale of generation assets.....................................     (17,861)    (17,861)    184,625   |
Regulatory transition charge..................................     197,729     224,117     123,042   |
Provision for rate refund.....................................          --     (29,370)    (46,942)  |
Customer receivables for future income taxes..................      (4,519)     (5,336)     16,749   |
Oyster Creek securitization...................................     193,558     202,448          --   |
Other comprehensive income....................................     (32,998)         --          --   |
Employee benefits.............................................     (29,129)         --          --   |
Other.........................................................     (55,142)     (7,331)    (23,089)  |
                                                                  --------    --------    --------   |
       Net deferred income tax liability......................    $640,208    $691,721    $514,216   |
                                                                  ========    ========    ========   |


* Collected from customers through regulated rates and included in revenue on the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           The consolidated financial statements include Jersey Central Power & Light Company (Company) and its wholly owned subsidiaries. The Company is a wholly owned subsidiary of FirstEnergy Corp. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including Ohio Edison Company (OE), The Cleveland Electric Illuminating Company (CEI), The Toledo Edison Company (TE), American Transmission Systems, Inc. (ATSI), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). The Company, Met-Ed and Penelec were formerly wholly owned subsidiaries of GPU, Inc., which merged with FirstEnergy on November 7, 2001. Pre-merger and post-merger period financial results are separated by a heavy black line.

           The Company follows the accounting policies and practices prescribed by the Securities and Exchange Commission (SEC), the New Jersey Board of Public Utilities (NJBPU) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

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

     (B) REVENUES-

           The Company's principal business is providing electric service to customers in New Jersey. The Company's retail customers are metered on a cycle basis. Revenue is recognized for unbilled electric service provided through the end of the year. See Note 7 - Other Information for discussion of reporting of independent system operator transactions.

           Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2003 or 2002, with respect to any particular segment of the Company's customers. Total customer receivables were $198 million (billed - $119 million and unbilled - $79 million) and $248 million (billed - $154 million and unbilled - $94 million) as of December 31, 2003 and 2002, respectively.

     (C) REGULATORY MATTERS-

           The Company's 2001 Final Decision and Order (Final Order) with respect to its rate unbundling, stranded cost and restructuring filings confirmed rate reductions set forth in its 1999 Summary Order, which had been in effect at increasing levels through July 2003. The Final Order also confirmed the establishment of a non-bypassable societal benefits charge (SBC) to recover costs which include nuclear plant decommissioning and manufactured gas plant remediation, as well as a non-bypassable market transition charge (MTC) primarily to recover stranded costs. The NJBPU has deferred making a final determination of the net proceeds and stranded costs related to prior generating asset divestitures until the Company's request for an Internal Revenue Service
(IRS) ruling regarding the treatment of associated federal income tax benefits is acted upon. Should the IRS ruling support the return of the tax benefits to customers, there would be no effect to the Company's net income since the contingency existed prior to the merger and there would be an adjustment to goodwill.

           In addition, the Final Order provided for the ability to securitize stranded costs associated with the divested Oyster Creek Nuclear Generating Station. Under NJBPU authorization in 2002, the Company issued through its wholly owned subsidiary, JCP&L Transition Funding LLC, $320 million of transition bonds (recognized on the Consolidated Balance Sheet) which securitized the recovery of these costs and which provided for a usage-based non-bypassable transition bond charge (TBC) and for the transfer of the bondable transition property to another entity.

           Prior to August 1, 2003, the Company's provider of last resort (PLR) obligation to provide basic generation service (BGS) to non-shopping customers was supplied almost entirely from contracted and open market purchases. The Company is permitted to defer for future collection from customers the amounts by which its costs of supplying BGS to non-shopping customers and costs incurred under nonutility generation (NUG) agreements exceed amounts collected through

BGS and MTC rates. As of December 31, 2003, the accumulated deferred cost balance totaled approximately $440 million, after the charge discussed below. The NJBPU also allowed securitization of the Company's deferred balance to the extent permitted by law upon application by the Company and a determination by the NJBPU that the conditions of the New Jersey restructuring legislation are met. There can be no assurance as to the extent, if any, that the NJBPU will permit such securitization.

           Under New Jersey transition legislation, all electric distribution companies were required to file rate cases to determine the level of unbundled rate components to become effective August 1, 2003. The Company's two August 2002 rate filings requested increases in base electric rates of approximately $98 million annually and requested the recovery of deferred costs that exceeded amounts being recovered under the current MTC and SBC rates; one proposed method of recovery of these costs is the securitization of the deferred balance. This securitization methodology is similar to the Oyster Creek securitization discussed above. On July 25, 2003, the NJBPU announced its decision in the Company's base electric rate proceeding decision, which reduced the Company's annual revenues by approximately $62 million effective August 1, 2003. The NJBPU decision also provided for an interim return on equity of 9.5 percent on the Company's rate base for 6 to 12 months. During that period, the Company will initiate another proceeding to request recovery of additional costs incurred to enhance system reliability. In that proceeding, the NJBPU could increase the return on equity to 9.75 percent or decrease it to 9.25 percent, depending on its assessment of the reliability of the Company's service. Any reduction would be retroactive to August 1, 2003. The net revenue decrease from the NJBPU's decision consists of a $223 million decrease in the electricity delivery charge, a $111 million increase due to the August 1, 2003 expiration of annual customer credits previously mandated by the New Jersey transition legislation, a $49 million increase in the MTC tariff component, and a net $1 million increase in the SBC charge. The MTC allows for the recovery of $465 million in deferred energy costs over the next ten years on an interim basis, thus disallowing $153 million of the $618 million provided for in a preliminary settlement agreement between certain parties. As a result, the Company recorded charges to net income for the year ended December 31, 2003, aggregating $185 million ($109 million net of tax) consisting of the $153 million deferred energy costs and other regulatory assets. the Company filed a motion for rehearing and reconsideration with the NJBPU on August 15, 2003 with respect to the following issues: (1) the disallowance of the $153 million deferred energy costs; (2) the reduced rate of return on equity; and (3) $42.7 million of disallowed costs to achieve merger savings. On October 10, 2003, the NJBPU held the motion in abeyance until the final NJBPU decision and order which is expected to be issued in the first quarter of 2004.

           The Company's BGS obligation for the twelve month period beginning August 1, 2003 was auctioned in February 2003. The auction covered a fixed price bid (applicable to all residential and smaller commercial and industrial customers) and an hourly price bid (applicable to all large industrial customers) process. JCP&L sells all self-supplied energy (NUGs and owned generation) to the wholesale market with offsetting credits to its deferred energy balances. The BGS auction for the subsequent period was completed in February 2004. The NJBPU adjusted the generation component of the Company's retail rates on August 1, 2003 to reflect the result of the BGS auction.

           On July 5, 2003, the Company experienced a series of 34.5 kilovolts sub-transmission line faults that resulted in outages on the New Jersey shore. The NJBPU instituted an investigation into these outages, and directed that a Special Reliability Master be hired to oversee the investigation. On December 8, 2003, the Special Reliability Master issued his Interim Report recommending that the Company implement a series of actions to improve reliability in the area affected by the outages. The NJBPU adopted the findings and recommendations of the Interim Report on December 17, 2003, and ordered the Company to implement the recommended actions on a staggered basis, with initial actions to be completed by March 31, 2004. The Company expects to spend $12.5 million implementing these actions during 2004.

         Regulatory Assets-

           The Company recognizes, as regulatory assets, costs which the FERC and the NJBPU have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continue the application of Statement of Financial Accounting Standards No.(SFAS) 71 , "Accounting for the Effects of Certain Types of Regulation," to those operations.

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                              2003        2002
           ---------------------------------------------------------------------
                                                                (In millions)

           Regulatory transition charge...................   $2,457      $2,802
           Societal benefits charge.......................       82         144
           Property losses and unrecovered plant costs....       70          88
           Customer receivables for future income taxes...       --          34
           Employee postretirement benefit costs..........       30          33
           Loss on reacquired debt........................       15          17
           Component fuel disposal costs..................        3           9
           Component removal costs........................     (150)       (141)
           Other..........................................       51          72
           --------------------------------------------------------------------
              Total.......................................   $2,558      $3,058
           ====================================================================

         Regulatory Accounting for Generation Operations-

           The application of SFAS 71 was discontinued in 1999 with respect to the Company's generation operations. The Company subsequently divested substantially all of its generating assets. The SEC issued interpretive guidance regarding asset impairment measurement, providing that any supplemental regulated cash flows such as a Competitive Transition Charge should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Net assets included in utility plant relating to operations for which the application of SFAS 71 was discontinued were $42 million as of December 31, 2003.

     (D) PROPERTY, PLANT AND EQUIPMENT-

           As a result of the merger, a portion of the Company's property, plant and equipment was adjusted to reflect fair value. The majority of the Company's property, plant and equipment is reflected at original cost since such assets remain subject to rate regulation on a historical cost basis. In addition to its wholly owned facilities, the Company holds a 50% ownership interest in Yards Creek Pumped Storage Facility, and its net book value was approximately $20.7 million as of December 31, 2003. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.8% in 2003, 3.5% in 2002 and 3.4% in 2001. The 2003 rate reflects the rate depreciation reduction from the NJBPU August 2003 rate decision.

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

           The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning. The ARO liability as of the date of adoption of SFAS 143 was $103.9 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company recognized decommissioning liabilities of $129.9 million. The Company expects substantially all nuclear decommissioning costs to be recoverable through regulated rates. Therefore, a regulatory liability of $26 million was recognized upon adoption of SFAS 143. Accretion during 2003 was $5.9 million, bringing the ARO liability as of December 31, 2003 to $109.8 million. The ARO includes the Company's obligation for the nuclear decommissioning of Three Mile Island Unit 2 (TMI-2). The Company's share of the obligation to decommission TMI-2 was developed based on a site-specific study performed by an independent engineer. The Company utilized an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2003, the fair value of the decommissioning trust assets was $125.9 million.

           In accordance with SFAS 143, the Company ceased the accounting practice of depreciating non-regulated generation assets using a cost of removal component in the depreciation rates. That practice recognized accumulated depreciation in excess of the historical cost of an asset because the removal cost would exceed the estimated salvage value. Beginning in 2003, the cost of removal related to non-regulated generation assets is charged to expense rather than to the accumulated provision for depreciation. In accordance with SFAS 71, the cost of removal on regulated plant assets continues to be accounted for as a component of depreciation rates and is recognized as a regulatory liability. If SFAS 143 had been applied during 2002 and 2001, there would have been no impact to the Company's Statements of Income.

           The following table provides the year-end balance of the ARO related to nuclear decommissioning for 2002, as if SFAS 143 had been adopted on January 1, 2002.

                Adjusted ARO Reconciliation                      2002
                --------------------------------------------------------
                                                            (In millions)
                Beginning balance as of January 1, 2002         $ 98.4
                Accretion in 2002                                  5.5
                --------------------------------------------------------
                Ending balance as of December 31, 2002          $103.9
                --------------------------------------------------------


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

     (F) STOCK-BASED COMPENSATION-

           FirstEnergy applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its stock-based compensation plans (see Note 4(B)). No material stock-based employee compensation expense is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date, resulting in substantially no intrinsic value.

           If FirstEnergy had accounted for employee stock options under the fair value method of SFAS 123, "Accounting for Stock Compensation," a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:


                                               2003     2002      2001
           -------------------------------------------------------------
           Valuation assumptions:
             Expected option term (years).      7.9      8.1       8.3
             Expected volatility..........    26.91%   23.31%    23.45%
             Expected dividend yield......     5.09%    4.36%     5.00%
             Risk-free interest rate......     3.67%    4.60%     4.67%
           Fair value per option..........    $5.09    $6.45     $4.97
           -------------------------------------------------------------


           The effects of applying fair value accounting to the FirstEnergy's stock options would not materially affect the Company's net income.

     (G) INCOME TAXES-

           Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carryforward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Results for the period January 1, 2001 through November 6, 2001 were included in the final consolidated federal income tax return of GPU, and results for the period November 7, 2001 through December 31, 2001 were included in FirstEnergy's 2001 consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Company recognizing the tax benefit for any tax losses or credits it contributes to the consolidated return.

     (H) PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

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

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:

         Obligations and Funded Status                 Pension Benefits             Other Benefits
                                                       ----------------             --------------
         As of December 31                             2003         2002          2003         2002
         ------------------------------------------------------------------------------------------
                                                                       (In millions)
         Change in benefit obligation
         Benefit obligation at beginning of year..    $3,866       $3,548        $ 2,077    $ 1,582
         Service cost.............................        66           59             43         28
         Interest cost............................       253          249            136        114
         Plan participants' contributions.........        --           --              6         --
         Plan amendments..........................        --           --           (123)      (121)
         Actuarial loss...........................       222          268            323        440
         GPU acquisition (Note 2).................        --          (12)            --        110
         Benefits paid............................      (245)        (246)           (94)       (76)
                                                      ------       ------        -------    -------
         Benefit obligation at end of year........    $4,162       $3,866        $ 2,368    $ 2,077
                                                      ======       ======        =======    =======

         Change in fair value of plan assets
         Fair value of plan assets at beginning
           of year................................    $2,889       $3,484        $   473    $   535
         Actual return on plan assets.............       671         (349)            88        (57)
         Company contribution.....................        --           --             68         31
         Plan participants' contribution..........        --           --              2         --
         Benefits paid............................      (245)        (246)           (94)       (36)
                                                      ------       ------        -------    -------
         Fair value of plan assets at end of year.    $3,315       $2,889        $   537    $   473
                                                      ======       ======        =======    =======

         Funded status............................    $ (847)      $ (977)       $(1,831)   $(1,604)
         Unrecognized net actuarial loss..........       919        1,186            994        752
         Unrecognized prior service cost (benefit)        72           78           (221)      (107)
         Unrecognized net transition obligation...        --           --             83         92
                                                      ------       ------        -------    -------
         Net asset (liability) recognized.........    $  144       $  287        $  (975)   $  (867)
                                                      ======       ======        =======    =======

         Amounts Recognized in the
         Consolidated Balance Sheets
         As of December 31
         ----------------------------------------

         Accrued benefit cost.....................    $(438)       $(548)         $(975)      $(867)
         Intangible assets........................       72           78             --          --
         Accumulated other comprehensive loss.....      510          757             --          --
                                                      -----        -----         ------       -----
         Net amount recognized....................    $ 144        $ 287          $(975)      $(867)
                                                      =====        =====          =====       =====
         Company's share of net amount recognized.    $  13        $  --          $ (89)      $  --
                                                      =====        =====          =====       =====

         Increase (decrease) in minimum liability
           included in other comprehensive income
           (net of tax)...........................    $(145)       $ 444         $   --       $  --

         Weighted-Average Assumptions Used
         to Determine Benefit Obligations
         As of December 31
         ----------------------------------------

         Discount rate...........................      6.25%        6.75%          6.25%        6.75%
         Rate of compensation increase...........      3.50%        3.50%

         Allocation of Plan Assets
         As of December 31
         ----------------------------------------
         Asset Category
         Equity securities.....................          70%          61%            71%          58%
         Debt securities.......................          27           35             22           29
         Real estate...........................           2            2             --          --
         Other.................................           1            2              7           13
                                                        ---          ----          -----         ----
         Total.................................         100%         100%           100%         100%
                                                        ===          ===            ===          ===

         Information for Pension Plans With an
         Accumulated Benefit Obligation in
         Excess of Plan Assets                         2003         2002
         -----------------------------------------     ----         ----
                                                        (In millions)
         Projected benefit obligation.............    $4,162       $3,866
         Accumulated benefit obligation...........     3,753        3,438
         Fair value of plan assets................     3,315        2,889

         FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2003 were computed as follows:

                                                        Pension Benefits              Other Benefits
                                                     ----------------------       --------------------
         Components of Net Periodic Benefit Costs    2003     2002     2001       2003    2002    2001
         ---------------------------------------------------------------------------------------------
                                                                         (In millions)
         Service cost............................    $  66   $  59    $  35      $  43    $ 29   $ 18
         Interest cost...........................      253     249      133        137     114     65
         Expected return on plan assets..........     (248)   (346)    (205)       (43)    (52)   (10)
         Amortization of prior service cost......        9       9        9         (9)      3      3
         Amortization of transition obligation (asset)  --       --      (2)         9       9      9
         Recognized net actuarial loss...........       62      --       --         40      11      5
         Voluntary early retirement program......       --      --        6         --      --      2
                                                     -----   ------   -----      -----    ----  -----
         Net periodic cost (income)..............    $ 142   $ (29)   $ (24)     $ 177    $114  $  92
                                                     =====   =====    =====      =====    ====  =====
         Company's share of net benefit costs (income)
           (see Note 7)

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

           As a result of GPU Service Inc. (GPUS) merging with FirstEnergy Service Company (FESC) in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, the accrued pension costs for the Company as of June 30, 2003 increased by $79 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of our pension plan assets, the Company reduced its minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $22 million, recording an increase of $59,000 in an intangible asset and crediting OCI by $13 million (offsetting previously recorded deferred tax benefits by $9 million). The remaining balance in OCI of $48 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $68 million as of December 31, 2003.

           FirstEnergy does not expect to contribute to its pension plans in 2004 and expects to contribute $16 million to its other postretirement benefit plans in 2004.

     (I) GOODWILL-

           In a business combination, excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Under SFAS 142, "Goodwill and Other Intangible Assets," amortization of existing goodwill ceased January 1, 2002. Instead, the Company evaluates its goodwill for impairment at least annually and makes such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. When impairment is indicated, the Company would recognize a loss - calculated as the difference between the implied fair value of its goodwill and the carrying value of the goodwill indicated. The Company's annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in the Company's evaluation of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on JCP&L's future evaluations of goodwill. As of December 31, 2003, the Company had recorded goodwill of $2.0 billion related to the merger.

     (J) TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income included transactions with affiliated companies, primarily FESC, GPUS and FirstEnergy Solutions (FES). GPUS (until it ceased operations in mid-2003) and FESC have provided legal, accounting, financial and other services to the Company. The

Company also entered into sale and purchase transactions with affiliates (Met-Ed and Penelec) during the period. Through the BGS auction process, FES is a supplier of power to the Company. See Note 7 for further discussion of transactions with affiliated companies.

           FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from its affiliates, GPUS and FESC, both subsidiaries of FirstEnergy Corp. and both "mutual service companies" as defined in Rule 93 of the Public Utility Holding Company Act of 1935 (PUHCA). The majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas: each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within 30 day, except for a net $26 million receivable from affiliates for pension and OPEB obligations.

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

                                                                   2003                          2002
----------------------------------------------------------------------------------------------------------
                                                      Carrying        Fair         Carrying          Fair
                                                       Value         Value          Value           Value
                                                                         (In millions)
Long-term debt..................................      $1,273         $1,190          $1,374        $1,415
Preferred stock.................................      $   --         $   --          $  125        $  127
Investments other than cash and cash equivalents      $  283         $  283          $  258        $  258
----------------------------------------------------------------------------------------------------------


           The fair values of long-term debt and preferred stock reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Company's ratings. In 2001, long-term debt and preferred stock subject to mandatory redemption were recognized at fair value in connection with the merger.

           The fair value of investments other than cash and cash equivalents represents cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms. Investments other than cash and cash equivalents include decommissioning trust investments. The Company has no securities held for trading purposes.

           The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "Investments other than cash and cash equivalents" in the table above) consist of equity securities ($69 million) and fixed income securities ($57 million) as of December 31, 2003. Realized and unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to regulatory assets. For 2003 and 2002, net realized gains (losses) were approximately $0.8 million and $(0.06) million and interest and dividend income totaled approximately $3.8 million and $3.6 million, respectively.

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

           The Company is exposed to financial risks resulting from the fluctuation of commodity prices, including electricity and natural gas. To manage the volatility relating to these exposures, the Company uses a variety of non-derivative and derivative instruments, including forward contracts, options and futures contracts. These derivatives are used principally for hedging purposes. The Company has a Risk Policy Committee, comprised of FirstEnergy executive officers, which exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

           The Company uses derivatives to hedge the risk of price fluctuations. The Company's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The majority of the Company's forward commodity contracts are considered "normal purchases and sales," as defined by SFAS 133, and are therefore excluded from the scope of SFAS 138. The forward contracts, options and futures contracts determined to be within the scope of SFAS 133 are accounted for as cash flow hedges and expire on various dates through 2003. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. The Company may also use derivatives to hedge anticipated debt issuances or existing debt. There was a net deferred loss of $3.9 million included in Accumulated Other Comprehensive Loss as of December 31, 2003 which is primarily related to a cash flow hedge of a 2003 debt issuance. This deferred loss is being amortized over the fifteen year life of the related debt.

2.   MERGER:

           On November 7, 2001, the merger of FirstEnergy and GPU became effective pursuant to the Agreement and Plan of Merger, dated August 8, 2000. As a result of the merger, GPU's former wholly owned subsidiaries, including the Company, became wholly owned subsidiaries of FirstEnergy.

           The merger was accounted for by the purchase method of accounting. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by FirstEnergy's management based on information currently available and on current assumptions as to future operations. Merger purchase accounting adjustments recorded in the records of the Company primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. Other assets and liabilities were not adjusted since they remain subject to rate regulation on a historical cost basis. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill.

           During 2002 and 2003, certain pre-acquisition contingencies and other final adjustments to the fair values of the assets acquired and liabilities assumed were reflected in the final allocations of the purchase price. These adjustments primarily related to: (1) final actuarial calculations related to pension and postretirement benefit obligations and (2) return to accrual adjustments for income taxes. As a result of these adjustments, goodwill increased by approximately $74.3 million. As of December 31, 2003, the Company had recorded goodwill of $2.0 billion related to the merger.

3.   LEASES:

           Consistent with regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. The Company's most significant operating lease relates to the sale and leaseback of a portion of its ownership interest in the Merrill Creek Reservoir project. The interest element related to this lease was $1.4 million, $1.2 million and $1.2 million for the years 2003, 2002 and 2001, respectively.

           As of December 31, 2003, the future minimum lease payments on the Company's Merrill Creek operating lease, net of reimbursements from subleases, are: $1.2 million, $1.7 million, $1.6 million, $1.6 million and $1.6 million for the years 2004 through 2008, respectively, and $55.1 million for the years thereafter. The Company is recovering its Merrill Creek lease payments, net of reimbursements, through its distribution rates.

4.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

           The merger purchase accounting adjustments included resetting the retained earnings balance to zero as of the November 7, 2001 merger date.

           In general, the Company's first mortgage bond (FMB) indentures restrict the payment of dividends or distributions on or with respect to the Company's common stock to amounts credited to earned surplus since approximately the date of its indenture. On that date, the Company had a $1.7 million balance in its earned surplus account, which would not be available for dividends or other distributions. As of December 31, 2003, the Company had retained earnings available to pay common stock dividends of $20.4 million, net of amounts restricted under the Company's FMB indentures.

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

           Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

                                                2003        2002         2001
      --------------------------------------------------------------------------

      Restricted common shares granted.....     --         36,922     133,162
      Weighted average market price ........    n/a (1)    $36.04      $35.68
      Weighted average vesting period (years)   n/a (1)       3.2         3.7
      Dividends restricted..................    n/a (1)      Yes         -- (2)
      --------------------------------------------------------------------------

       (1) Not applicable since no restricted stock was granted.
       (2) FE Plan dividends are paid as restricted stock on 4,500 shares


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

           Stock option activities under the FE Programs for the past three years were as follows:


                                                  Number of   Weighted Average
           Stock Option Activities                Options       Exercise Price
      --------------------------------------------------------------------------
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

           Options outstanding by plan and range of exercise price as of December 31, 2003 were as follows:

                                                 Range of            Options
           FirstEnergy Program                Exercise Prices      Outstanding
           --------------------------------------------------------------------

           FE plan                            $19.31 - $29.87        9,904,861
                                              $30.17 - $35.15        3,214,601
           Plans acquired through merger:
           GPU plan                           $23.75 - $35.92          501,734
           Other plans                                                  27,673
           -------------------------------------------------------------------
           Total                                                    13,648,869
           ===================================================================


           No material stock-based employee compensation expense is reflected in net income for stock options granted under the above plans since the exercise price was equal to the market value of the underlying common stock on the grant date. The effect of applying fair value accounting to FirstEnergy's stock options is summarized in Note 1(F) - Stock-Based Compensation.

     (C) PREFERRED AND PREFERENCE STOCK-

           Preferred stock may be redeemed by the Company, in whole or in part, with 30-90 days' notice.

     (D) LONG-TERM DEBT-

           The Company's FMB indenture, which secures all of the Company's FMBs, serve as a direct first mortgage lien on substantially all of the Company's property and franchises, other than specifically excepted property.

           The Company has various debt covenants under its financing arrangements. The most restrictive of these relate to the nonpayment of interest and/or principal on debt, which could trigger a default. Cross-default provisions also exist between FirstEnergy and the Company.

           Based on the amount of bonds authenticated by the Trustee through December 31, 2003 the Company's annual sinking fund requirements for all bonds issued under the mortgage amount to $16 million. The Company expects to fulfill its sinking fund obligation by providing refundable bonds to the Trustee.

           Sinking fund requirements for FMBs and maturing long-term debt (excluding capital leases) for the next five years are:

                                     (In millions)
                 ---------------------------------
                    2004................  $176
                    2005................    67
                    2006................   208
                    2007................    18
                    2008................    19
                 ----------------------------------

     (E) SECURITIZED TRANSITION BONDS-

           On June 11, 2002, JCP&L Transition Funding LLC (Issuer), a wholly owned limited liability company of the Company, sold $320 million of transition bonds to securitize the recovery of the Company's bondable stranded costs associated with the previously divested Oyster Creek Nuclear Generating Station.

           The Company does not own nor did it purchase any of the transition bonds, which are included in long-term debt on the Company's Consolidated Balance Sheets. The transition bonds represent obligations only of the Issuer and are collateralized solely by the equity and assets of the Issuer, which consist primarily of bondable transition property. The bondable transition property is solely the property of the Issuer.

           Bondable transition property represents the irrevocable right of a utility company to charge, collect and receive from its customers, through a non-bypassable TBC, the principal amount and interest on the transition bonds and other fees and expenses associated with their issuance. The Company, as servicer, manages and administers the bondable transition property, including the billing, collection and remittance of the TBC, pursuant to a servicing agreement with the Issuer. The Company is entitled to a quarterly servicing fee of $100,000 that is payable from TBC collections.

     (F) COMPREHENSIVE INCOME-

           Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the Company's parent. As of

December 31, 2003, accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $(3.9) million and a minimum liability for unfunded retirement benefits of $(47.9) million.

5.   SHORT-TERM BORROWINGS:

           The Company may borrow from its affiliates on a short-term basis. As of December 31, 2003, the Company had total short-term borrowings outstanding of $231 million from its affiliates with an interest rate of 1.7%.

6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $446 million for property additions and improvements from 2004 through 2006, of which approximately $146 million is applicable to 2004.

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

     (C) ENVIRONMENTAL MATTERS-

           The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. In addition, the Company has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered through a non-bypassable societal benefits charge. The Company has total accrued liabilities aggregating approximately $45.5 million as of December 31, 2003. The Company accrues for environmental costs only when it can conclude that it is probable that they have an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims are reflected in the Company's determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable. The Company does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.

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

           On August 14, 2003, various states and parts of southern Canada experienced a widespread power outage. That outage affected approximately 1.4 million customers in FirstEnergy's service area. FirstEnergy continues to accumulate data and evaluate the status of its electrical system prior to and during the outage event, and continues to cooperate with the U.S.-Canada Power System Outage Task Force (Task Force) investigating the August 14th outage. The interim report issued by the Task Force on November 18, 2003 concluded that the problems leading to the outage began in FirstEnergy's service area. Specifically, the interim report concludes, among other things, that the initiation of the August 14th outage resulted from the coincidence on that afternoon of the following events: (1) inadequate situational awareness at FirstEnergy; (2) FirstEnergy's failure to adequately manage tree growth in its transmission rights of way; and (3) failure of the interconnected grid's reliability organizations (Midwest Independent System Operator and PJM Interconnection) to provide effective diagnostic support. FirstEnergy believes that the interim report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14th outage and that it does not adequately address the underlying causes of the outage. FirstEnergy remains convinced that the outage cannot be explained by events on any one utility's system. On November 25, 2003, the Public Utilities Commission of Ohio (PUCO) ordered FirstEnergy to file a plan with the PUCO no later than March 1, 2004, illustrating how FirstEnergy will correct problems identified by the Task Force as events contributing to the August 14th outage and addressing how FirstEnergy proposes to upgrade its control room computer hardware and software and improve the training of control room operators to ensure that similar problems do not occur in the future. The PUCO, in consultation with the North American Electric Reliability Council, will review the plan before determining the next steps in the proceeding. On December 24, 2003, the FERC ordered FirstEnergy to pay for an independent study of part of Ohio's power grid. The study is to examine the stability of the grid in critical points in the Cleveland and Akron areas; the status of projected power reserves during summer 2004 through 2008; and the need for new transmission lines or other grid projects. The FERC ordered the study to be completed within 120 days. At this time, it is unknown what the cost of such study will be, or the impact of the results.


7.   OTHER INFORMATION:

           The following represents the financial data which includes supplemental unaudited prior years' information as compared to consolidated financial statements and notes previously reported in 2001.

     (A) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Nov. 7-       Jan. 1-
                                                                                Dec. 31,      Nov. 6,
                                                       2003         2002         2001         2001
                                                       ----         ----         ----         ----
                                                                              (Unaudited)   (Unaudited)
                                                                    (In thousands)
      Other Cash Flows from Operating Activities:
      Accrued taxes.............................    $(12,925)    $(21,939)   $   2,675   |  $ 24,272
      Accrued interest..........................     (12,319)       1,625        9,501   |    (7,590)
      Prepayments and other.....................     (11,640)     (21,149)      16,436   |    63,909
      All other.................................      42,463       66,896       (8,049)  |   (14,263)
                                                   ---------   ----------    ---------   | ----------
        Other cash provided from                                                         |
           operating activities.................   $   5,579    $  25,433      $20,563   |  $ 66,328
                                                   =========    =========      =======   |  ========

     (B) REVENUES - INDEPENDENT SYSTEM OPERATOR (ISO) TRANSACTIONS

           The Company records purchase and sales transactions with PJM Interconnection ISO, an independent system operator, on a gross basis in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The aggregate purchase and sales transactions for the three years ended December 31, 2003, are summarized as follows:

                                                         Nov. 7-      Jan. 1-
                                                         Dec. 31,     Nov. 6,
                        2003          2002                2001        2001
     ------------------------------------------------------------------------
                                                      (Unaudited)   (Unaudited)
                                             (In millions)
                                                                 |
     Sales..........    $270          $136                $ 2    |    $ 28
     Purchases......      --           101                 16    |     188
     ------------------------------------------------------------------------


           The Company's revenues on the Consolidated Statements of Income include wholesale electricity sales revenues from the PJM ISO from power sales (as reflected in the table above) during periods when the Company had additional available power capacity. Revenues also include sales by the Company of power sourced from the PJM ISO (reflected as purchases in the table above) during periods when the Company required additional power to meet its retail load requirements.

     (C) TRANSACTIONS WITH AFFILIATED COMPANIES-

           The primary affiliated companies transactions are as follows:

                                                           Nov. 7-      Jan. 1-
                                                           Dec. 31,     Nov. 6,
                                         2003      2002     2001        2001
-------------------------------------------------------------------------------
                                                        (Unaudited)  (Unaudited)
                                                    (In millions)
Operating Revenues:
Wholesale sales-affiliated companies.    $ 36     $ 18       $ 2    |    $ 17
                                                                    |
Operating Expenses:                                                 |
Service Company support services.....     101      140        21    |     120
Power purchased from other affiliates      --       26         3    |      16
Power purchased from FES.............      55       18         8    |      --
-------------------------------------------------------------------------------


     (D) RETIREMENTS BENEFITS (1)

           Net pension and other postretirement benefit costs (income) for the three years ended December 31, 2003 are approximately as follows:

                                                           Nov. 7-    Jan. 1-
                                                           Dec. 31,   Nov. 6,
                                         2003    2002        2001      2001
------------------------------------------------------------------------------
                                                        (Unaudited) (Unaudited)
                                                   (In millions)
                                                                  |
Pension Benefits....................      $12   $(20)       $(7)  |   $(33)
Other Postretirement Benefits.......       12      5          2   |       8
----------------------------------------------------------------------------

(1) Includes estimated portion of benefit costs included in billings from GPUS.

8.   NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

       FIN 46 (revised December 2003), "Consolidation of Variable
       Interest Entities"

           In December 2003, the FASB issued a revised interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", referred to as "FIN 46R", requires the consolidation of a VIE by an enterprise if that enterprise is determined to be the primary beneficiary of the VIE. FIN 46R requires adoption for interests in VIEs or potential VIEs commonly referred to as special-purpose entities effective December 31, 2003. Adoption of FIN 46R for all other types of entities is effective March 31, 2004.

           The Company is evaluating entities that meet the deferral criteria and may be subject to consolidation under FIN 46R as of March 31, 2004. These entities are non-utility generators in which we have neither debt nor equity investments but are generally the sole purchaser of their power.

       SFAS 143, "Accounting for Asset Retirement Obligations"

           In January 2003, the Company implemented SFAS 143 which provides accounting standards for retirement obligations associated with tangible long-lived assets. This statement requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. See Note 1(E) for further discussions of SFAS 143.

       DIG Implementation Issue No. C20 for SFAS 133, "Scope Exceptions:
       Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature"

           In June 2003, the FASB cleared DIG Issue C20 for implementation in fiscal quarters beginning after July 10, 2003. The issue supersedes earlier DIG Issue C11, "Interpretation of Clearly and Closely Related in Contracts That Qualify for the Normal Purchases and Normal Sales Exception." DIG Issue C20 provides guidance regarding when the presence of a general index, such as the Consumer Price Index, in a contract would prevent that contract from qualifying for the normal purchases and normal sales exception under SFAS 133, as amended, and therefore exempt from the mark-to-market treatment of certain contracts. Adoption of DIG Issue C20 did not impact JCP&L's financial statements.

9. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The quarterly financial information for the first three quarters of 2003 have been restated to correct costs that should have been capitalized to construction projects but were improperly recorded as operating expenses. These corrections have resulted in restated earnings increases of $0.1 million, $1.8 million and $3.4 million during the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, respectively.The impact of these adjustments was not material to the Company's consolidated balance sheets or consolidated statements of cash flows for any quarter of 2003. The following summarizes certain consolidated operating results by quarter for 2003 and 2002.


    Three Months Ended       March 31, 2003          June 30, 2003(a)    September 30, 2003     December 31, 2003
------------------------------------------------------------------------------------------------------------------
                           As Previously  As      As Previously  As       As Previously  As
                            Reported    Restated   Reported    Restated     Reported   Restated
                            --------    --------   --------    --------     --------   --------
                                                          (In millions)

Operating Revenues.........  $656.9      $656.9     $542.8       $542.8       $743.1     $743.1       $421.4
Operating Expenses and
   Taxes...................   581.7       581.6      566.3        564.5        659.5      656.1        415.7
------------------------------------------------------------------------------------------------------------
Operating Income (Loss)....    75.2        75.3      (23.5)       (21.7)        83.6       87.0          5.7
Other Income ..............     1.2         1.2        2.3          2.3          1.1        1.1          2.9
Net Interest Charges.......    22.5        22.5       22.4         22.4         20.5       20.5         20.4
------------------------------------------------------------------------------------------------------------
Net Income (Loss)..........  $ 53.9      $ 54.0     $(43.6)      $(41.8)      $ 64.2     $ 67.6       $(11.8)
=============================================================================================================
Earnings (Loss) Applicable
   to Common Stock.........  $ 53.8      $ 53.9     $(43.2)      $(41.4)      $ 64.0     $ 67.4       $(11.9)
=============================================================================================================


                                                 March 31,      June 30,     September 30,      December 31,
Three Months Ended                                 2002           2002            2002             2002
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)
Operating Revenues..........................      $450.7          $501.3         $779.9            $596.5
Operating Expenses and Taxes................       389.4           423.1          658.6             522.1
-------------------------------------------------------------------------------------------------------------
Operating Income............................        61.3            78.2          121.3              74.4
Other Income ...............................         2.8             2.2            1.2               1.5
Net Interest Charges........................        24.1            23.0           21.8              22.1
-------------------------------------------------------------------------------------------------------------
Net Income..................................      $ 40.0          $ 57.4         $100.7            $ 53.8
=============================================================================================================
Earnings on Common Stock....................      $ 39.2          $ 57.0         $103.5            $ 53.7
=============================================================================================================


(a) The net loss for the second quarter of 2003 included a charge resulting from the NJBPU's decision to disallow recovery by the Company of $153 million in deferred energy costs.

Report of Independent Auditors


To the Stockholders and Board of Directors of Jersey Central Power & Light Company:

In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Jersey Central Power & Light Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of Jersey Central Power & Light Company and subsidiaries for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger) were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated March 18, 2002.

As discussed in Note 1(E) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003.




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