Form 10-K, Exhibit 13
period 2003-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2004-03-15
CIK 20947, 77278, 352049, 73960, 53456, 65350, 77227, 1031296

METROPOLITAN EDISON COMPANY

                       2003 ANNUAL REPORT TO STOCKHOLDERS



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

           In August 2000, FirstEnergy entered into an agreement to merge with GPU, Inc., under which FirstEnergy would acquire all of the outstanding shares of GPU, Inc.'s common stock for approximately $4.5 billion in cash and FirstEnergy common stock. The merger became effective on November 7, 2001 was being accounted for by the purchase method. Prior to that time, Metropolitan Edison Company was a wholly owned subsidiary of GPU, Inc.






Contents                                                               Page
--------                                                               ----

Selected Financial Data..........................................        1
Management's Discussion and Analysis.............................       2-12
Consolidated Statements of Income................................       13
Consolidated Balance Sheets......................................       14
Consolidated Statements of Capitalization........................       15
Consolidated Statements of Common Stockholder's Equity...........       16
Consolidated Statements of Preferred Stock.......................       16
Consolidated Statements of Cash Flows............................       17
Consolidated Statements of Taxes.................................       18
Notes to Consolidated Financial Statements.......................      19-34
Reports of Independent Auditors..................................      35-36


                                            METROPOLITAN EDISON COMPANY

                                              SELECTED FINANCIAL DATA

                                                                       Nov. 7 -     Jan. 1 -
                                             2003         2002     Dec. 31, 2001  Nov. 6, 2001   2000         1999
----------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)


Operating Revenues.....................   $  971,020   $  986,608   $  143,760  |  $ 824,556   $  842,333  $   902,827
                                          ==========   ==========   ==========  |  =========   ==========  ===========
                                                                                |
Operating Income.......................   $   83,084   $   91,271   $   17,367  |  $ 102,247   $  135,211  $   154,774
                                          ==========   ==========   ==========  |  =========   ==========  ===========
                                                                                |
Income Before Cumulative Effect                                                 |
   of Accounting Change................   $   60,953   $   63,224   $   14,617  |  $  62,381   $   81,895 $     95,123
                                          ==========   ==========   ==========  |  =========   ========== ============
                                                                                |
Net Income.............................   $   61,170   $   63,224   $   14,617  |  $  62,381   $   81,895 $     95,123
                                          ==========   ==========   ==========  |  =========   ========== ============
                                                                                |
Earnings on Common Stock...............   $   61,170   $   63,224   $   14,617  |  $  62,381   $   81,895 $     94,515
                                          ==========   ==========   ==========  |  =========   ========== ============
                                                                                |
Total Assets...........................   $3,473,987   $3,564,805   $3,607,187  |              $2,708,062   $2,747,059
                                          ==========   ==========   ==========  |              ==========   ==========
                                                                                |
                                                                                |
Capitalization as of December 31:                                               |
   Common Stockholder's Equity.........   $1,292,667   $1,315,586   $1,288,953  |              $  537,013  $   501,417
   Company-Obligated Trust Preferred                                            |
     Securities........................           --       92,409       92,200  |                 100,000      100,000
   Long-Term Debt......................      636,301      538,790      583,077  |                 496,860      496,883
                                          ----------   ----------   ----------  |              ---------- ------------
     Total Capitalization..............   $1,928,968   $1,946,785   $1,964,230  |              $1,133,873   $1,098,300
                                          ==========   ==========   ==========  |              ==========   ==========
                                                                                |
                                                                                |
Capitalization Ratios:                                                          |
   Common Stockholder's Equity.........         67.0%         67.6%        65.6%|                    47.4%        45.7%
   Company-Obligated Trust Preferred                                            |
   Securities..........................         --             4.7          4.7 |                     8.8          9.1
   Long-Term Debt......................         33.0          27.7         29.7 |                    43.8         45.2
                                               -----         -----        ----- |                   -----        -----
     Total Capitalization..............        100.0%        100.0%       100.0%|                   100.0%       100.0%
                                               =====         =====        ===== |                   =====        =====
                                                                                |
                                                                                |
Distribution Kilowatt-Hour Deliveries (Millions):                               |
   Residential.........................        4,900        4,738          793  |      3,712        4,377        4,265
   Commercial..........................        4,034        3,991          652  |      3,203        3,699        3,488
   Industrial..........................        4,047        3,972          662  |      3,506        4,412        4,085
   Other...............................           36           35            6  |         27           38          107
                                              ------       ------        -----  |     ------       ------       ------
   Total Retail........................       13,017       12,736        2,113  |     10,448       12,526       11,945
   Total Wholesale.....................           --          840          195  |      1,067        2,120        4,597
                                              ------       ------        -----  |     ------       ------       ------
   Total...............................       13,017       13,576        2,308  |     11,515       14,646       16,542
                                              ======       ======        =====  |     ======       ======       ======
                                                                                |
                                                                                |
Customers Served:                                                               |
   Residential.........................      455,073      448,334      442,763  |                 436,573      430,746
   Commercial..........................       58,825       58,010       57,278  |                  56,080       54,969
   Industrial..........................        1,906        1,936        1,961  |                   1,967        2,073
   Other...............................          732          728          819  |                     810        1,057
                                             -------      -------      -------  |                 -------      -------
   Total...............................      516,536      509,008      502,821  |                 495,430      488,845
                                             =======      =======      =======  |                 =======      =======

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

Results of Operations

           Net income decreased 3.3% to $61.2 million in 2003, compared to $63.2 million in 2002, due to lower operating revenues and increased operating expenses, including higher employee benefit costs and storm restoration expenses. These reductions to operating income were partially offset by lower purchased power costs, principally due to reduced quantities of power purchased through two-party agreements. Net interest charges were lower in 2003 due to debt redemptions and the refinancing of higher-rate debt.

           Operating revenues decreased by $15.6 million in 2003, following an $18.3 million increase in 2002. The decrease in 2003 was the result of wholesale sales revenues decreasing $25.4 million principally due to a reduction in kilowatt-hour sales to affiliate companies and other wholesale customers. An increase in the number of commercial and industrial customers receiving their power from alternate suppliers also contributed to the decrease in operating revenues. Distribution deliveries benefited from higher demand by residential (3.4%), commercial (1.0%), and industrial (1.9%) customers due in large part to colder temperatures in early 2003, which were partially offset by milder summer weather.

           In 2002, reductions in the number of residential and commercial customers who received their power from alternate suppliers, and therefore returned to us as full service retail customers, resulted in increased operating revenues. During 2002, 13.7% of total kilowatt-hours delivered were to shopping customers, compared with 16.2% in 2001. In addition to the higher revenues from returning shopping customers, warmer summer weather in 2002 contributed to an increase in retail sales, as did a slight increase in the number of residential and commercial customers. Partially offsetting these 2002 increases were lower sales to industrial customers due to a decline in economic conditions. Revenues from wholesale sales were lower in 2002 compared to 2001 due to a decrease in kilowatt-hours available for sale to other parties, as well as lower average prices for energy in 2002. Changes in kilowatt-hour sales by customer class are summarized in the following table:


       Changes in Kilowatt-Hour Sales                2003          2002
       ------------------------------------------------------------------
       Increase (Decrease)
       Electric Generation:
         Retail..................................     1.2%          4.8%
         Wholesale...............................  (100.0)%       (33.4)%
       ------------------------------------------------------------------
       Total Electric Generation Sales...........    (6.1)%         0.7%
       ==================================================================
       Distribution Deliveries:
         Residential.............................     3.4%          5.2%
         Commercial..............................     1.0%          3.5%
         Industrial..............................     1.9%         (4.7)%
       ------------------------------------------------------------------
       Total Distribution Deliveries.............     2.2%          1.4%
       ------------------------------------------------------------------

       Operating Expenses and Taxes

           Total operating expenses and taxes decreased $7.4 million in 2003, after increasing $46.6 million in 2002, compared to the preceding year. In 2003, the majority of the decrease was attributed to decreases in purchase power, offset in part by higher other operating costs and regulatory asset amortization. In 2002, the majority of the change was attributed to increases in purchased power costs, regulatory asset amortization and general taxes, offset in part by a decrease in other operating costs.

           Purchased power costs decreased by $44.2 million in 2003, compared with 2002, because of fewer kilowatt-hours required for customer needs during 2003, partially offset by slightly higher unit costs. The increase in depreciation and amortization charges in 2003, compared to 2002, reflected higher amortization of regulatory assets being recovered through the competitive transition charge (CTC), partially offset by lower depreciation expense on a reduced asset base. Other operating costs increased by $31.4 million in 2003, compared with 2002, primarily due to increased costs to restore customer service resulting from significant storm activity and higher employee benefit costs.

           Higher purchased power costs of $42.1 million in 2002, compared to the prior year, were primarily due to increased energy costs of $40.2 million incurred in 2002 that otherwise would have been deferred absent a Pennsylvania Commonwealth Court decision (see Regulatory Matters). This increase was partially offset by a reduction in power purchased during 2002. Other operating costs decreased $23.8 million in 2002, compared to the previous year. The decrease resulted principally from reduced uncollectible accounts expense, personnel reductions, the absence of employee severance costs recognized in 2001 and the absence of costs related to the use of portable generators at substations under a 2001 pilot program. In 2002, the provision for depreciation and amortization increased $20.6 million, compared to the prior year, primarily due to an increase in amortization related to the recovery of regulatory assets. A $20.4 million increase in general taxes in 2002, compared to the prior year, was the result of an increase in Pennsylvania gross receipts taxes.

       Other Income

           Other income increased $0.9 million in 2003, compared to 2002, due to reduced losses on futures contracts in 2003 that occurred in 2002. The increase in 2002 was primarily due to contract work performed during 2002, a reduction in net losses on futures contracts and options, and the absence of a 2001 payment for a sustainable energy fund (which was made in accordance with the Stipulation of Settlement related to the FirstEnergy merger with GPU).

       Net Interest Charges

           Net interest charges decreased by $5.0 million in 2003, compared to 2002. The decrease reflects the refinancing of higher-cost debt in the first quarter of 2003, through the issuance of $250 million of new senior notes in March 2003. The refinancing of higher-cost debt included the redemption of $40 million and $20 million of notes in the first and second quarters of 2003, respectively.

           Net interest charges decreased $6.1 million in 2002, compared to the prior year, primarily due to reduced short-term borrowing levels and the amortization of purchase accounting fair market value adjustments recorded in connection with the merger. An additional reduction was attributable to the redemption of $30 million of notes in the first quarter of 2002; however, those reductions were partially offset by increased interest on long-term debt due to the issuance of $100 million of notes in September 2001 and $50 million of notes in May 2002, which were used to refinance $30 million of notes in July 2002.

       Cumulative Effect of Accounting Change

           Results in 2003 include an after-tax credit to net income of approximately $0.2 million upon the adoption of SFAS 143, "Accounting for Asset Retirement Obligations," in January 2003. We identified applicable legal obligations as defined under the new accounting standard for nuclear power plant decommissioning. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $186 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $186 million. ARO liability at the date of adoption was $198 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, we recorded decommissioning liabilities of $260 million. We expect substantially all of our nuclear decommissioning costs to be recoverable in rates over time. Therefore, we recognized a regulatory liability of $61 million upon adoption of SFAS 143 for the transition amounts related to establishing the ARO for nuclear decommissioning. The remaining cumulative effect adjustment for unrecognized depreciation and accretion offset by the reduction in the liabilities was a $0.4 million increase to income, or $0.2 million net of income taxes.

Capital Resources and Liquidity

       Changes in Cash Position

           As of December 31, 2003, we had $0.1 million of cash and cash equivalents compared with $15.7 million as of December 31, 2002. The major sources for changes in these balances are summarized below.

       Cash Flows From Operating Activities

           Cash flows provided from operating activities totaled $132 million in 2003 and $102 million in 2002. The sources of these changes are as follows:

           Operating Cash Flows          2003         2002         2001
           -----------------------------------------------------------------
                                                 (In millions)
           Cash earnings (1)..........   $180         $146         $102
           Working capital............    (48)         (44)         (72)
           -----------------------------------------------------------------

                   Total..............   $132         $102          $30
           =================================================================

           (1) Includes net income, depreciation and amortization, deferred costs recoverable as regulatory assets, deferred income taxes, investment tax credits and major noncash charges.


           Net cash provided from operating activities increased $30 million during 2003, compared with 2002. The increase consisted of $34 million in higher cash earnings, partially offset by a $4 million decrease from changes in working capital.

       Cash Flows From Financing Activities

           In 2003, net cash used for financing activities of $87.7 million reflects redemptions of long-term debt of $260 million, and $52.0 million in common stock dividend payments to FirstEnergy, partially offset by $248 million in proceeds from the issuance of secured notes. In 2002, net cash used for financing activities of $54.0 million reflects redemption of debt of $60 million and $60.0 million in common stock dividend payments to FirstEnergy, partially offset by $50 million in proceeds from the issuance of secured notes.

           The following table provides details regarding new issues and redemptions during 2003 and 2002:


             Securities Issued or Redeemed                    2003     2002
             ---------------------------------------------------------------
                                                              (In millions)
             New Issues
                  Secured notes...........................    $248     $50
             ---------------------------------------------------------------

             Redemptions
                  First Mortgage Bonds....................     260      60
             ---------------------------------------------------------------

             Short-term Borrowings, net (use)/source of cash.. (23)     16
             ---------------------------------------------------------------

           We had $65.3 million of short-term indebtedness at the end of 2003, compared to $88.3 million at the end of 2002. We will not issue first mortgage bonds (FMB) other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2003, we had the capability to issue $189 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

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


Ratings of Securities
---------------------------------------------------------------------------
                    Securities            S&P         Moody's         Fitch
---------------------------------------------------------------------------

FirstEnergy       Senior unsecured        BB+           Baa3          BBB-

Met-Ed            Senior secured          BBB           Baa1          BBB+
---------------------------------------------------------------------------

           On September 30, 2003, Fitch Ratings lowered the senior unsecured ratings of FirstEnergy to "BBB-" from "BBB." Fitch also lowered the senior secured rating of Met-Ed. Fitch announced that the Rating Outlook is Stable for the securities of FirstEnergy, and all of the securities of its electric utility operating companies. Fitch stated that the changes to the long-term ratings were "driven by the high debt leverage of the parent, FirstEnergy. Despite management's commitment to reduce debt related to the GPU merger, subsequent cash flows have been vulnerable to unfavorable events, slowing the pace of FirstEnergy's debt reduction efforts. The Stable Outlook reflects the success of FirstEnergy's recent common equity offering and management's focus on a relatively conservative integrated utility strategy."

           On December 23, 2003, Standard & Poor's (S&P) lowered its corporate credit ratings on FirstEnergy and its regulated utility subsidiaries to "BBB-" from "BBB" and lowered FirstEnergy's senior unsecured debt rating to "BB+" from "BBB-". Met-Ed's rating was lowered one notch as well (see table above). The ratings were removed from CreditWatch with negative implications, where they had been placed by S&P on August 18, 2003, and the Ratings Outlook returned to Stable. The rating action followed a revision in S&P's assessment of our consolidated business risk profile to `6' from `5' (`1' equals low risk, `10' equals high risk), with S&P citing operational and management challenges as well as heightened regulatory uncertainty for its revision of our business risk assessment score. S&P's rationale for its revisions of the ratings included uncertainty regarding the timing of the Ohio Rate Plan filing, the pending final report on the August 14 blackout (see Power Outage), the outcome of the remedial phase of litigation relating to the Sammis plant, and the extended Davis-Besse outage and the related pending subpoena. S&P further stated that the restart of Davis-Besse and a supportive Ohio Rate Plan extension will be vital positive developments that would aid an upgrade of FirstEnergy's ratings. S&P's reduction of the credit ratings in December 2003 triggered cash and letter-of-credit collateral calls of FirstEnergy in addition to higher interest rates for some outstanding borrowings.

           On February 6, 2004, Moody's downgraded FirstEnergy senior unsecured debt to Baa3 from Baa2 and downgraded the senior secured debt of Met-Ed to Baa1 from A2. Moody's said that the lower ratings were prompted by: "1) high consolidated leverage with significant holding company debt, 2) a degree of regulatory uncertainty in the service territories in which the company operates,
3) risks associated with investigations of the causes of the August 2003 blackout, and related securities litigation, and 4) a narrowing of the ratings range for the FirstEnergy operating utilities, given the degree to which FirstEnergy increasingly manages the utilities as a single system and the significant financial interrelationship among the subsidiaries."

       Cash Flows From Investing Activities

           Cash used for investing activities totaled $60.3 million in 2003 and $57.5 million in 2002. The net cash flows used for investing activities during 2003 resulted from property additions, decommissioning trust investments, and loans to associated companies. Cash used for investing activities during 2002 were for property additions primarily to support our energy delivery operations and decommissioning trust investments.

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

           Our capital spending for the period 2004 through 2006 is expected to be about $168 million, of which approximately $55 million applies to 2004.


Contractual Obligations

           Our cash contractual obligations as of December 31, 2003 that we consider firm obligations are as follows:

                                                  2005-   2007-
Contractual Obligations       Total   2004        2006    2008    Thereafter
----------------------------------------------------------------------------
                                              (In millions)
Long-term debt.............  $  672     $ 40     $181     $ 57       $  394
Short-term borrowings......      65       65       --       --           --
Operating leases (1).......      51        1        3        3           44
Purchases (2)..............   3,075      181      691      811        1,392
----------------------------------------------------------------------------
     Total.................  $3,863     $287     $875     $871       $1,830
----------------------------------------------------------------------------

(1) Operating lease payments are net of reimbursements from sublessees
    (see Note 3)
(2) Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing

Market Risk Information

           We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price fluctuations. Our Risk Policy Committee, comprised of FirstEnergy executive officers, exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

       Commodity Price Risk

           We are exposed to market risk primarily due to fluctuations in electricity and natural gas prices. To manage the volatility relating to these exposures, we use a variety of non-derivative and derivative instruments, including options and futures contracts. The derivatives are used for hedging purposes. Most of our non-hedge derivative contracts represent non-trading positions that do not qualify for hedge treatment SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The change in the fair value of commodity derivative contracts related to energy production during 2003 is summarized in the following table:

Increase (Decrease) in the Fair Value
of Commodity Derivative Contracts

                                                                 Non-Hedge      Hedge     Total
                                                                 ---------      -----     -----
                                                                           (In millions)
Change in the Fair Value of Commodity Derivative Contracts
Outstanding net asset as of January 1, 2003.................      $ 17.4        $ 0.1    $ 17.5
New contract value when entered.............................         --           --         --
Additions/Increase in value of existing contracts...........         8.9          --        8.9
Change in techniques/assumptions............................         4.6          --        4.6
Settled contracts...........................................          --         (0.1)     (0.1)
                                                                   -----------------------------

Net Assets - Derivatives Contracts as of December 31, 2003 (1)     $30.9        $ --     $ 30.9
                                                                   =============================
Impact of Changes in Commodity Derivative Contracts (2)
Income Statement Effects (Pre-Tax)..........................      $  0.8        $ --     $  0.8
Balance Sheet Effects:
   Other Comprehensive Income (Pre-Tax).....................      $  --         $(0.1)   $ (0.1)
   Regulatory Liability.....................................      $ 12.7        $ --     $ 12.7


(1) Includes $30.7 million in non-hedge commodity derivative contracts which are offset by a regulatory liability.
(2) Represents the increase in value of existing contracts, settled contracts and changes in techniques/assumptions.


Derivatives included on the Consolidated Balance Sheet as of December 31, 2003:

                                                 Non-Hedge    Hedge     Total
                                                 ---------    -----     -----
                                                         (In millions)
       Current-
             Other Assets...................       $ --        $ --     $ --

       Non-Current-
             Other Deferred Charges.........        30.9         --      30.9
                                                   -----       ----     -----

               Net assets...................       $30.9       $ --     $30.9
                                                   =====       ====     =====


           The valuation of derivative contracts is based on observable market information to the extent that such information is available. In cases where such information is not available, we rely on model-based information. The model provides estimates of future regional prices for electricity and an estimate of related price volatility. We use these results in developing estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of derivative contracts by year are summarized in the following table:


Source of Information - Fair Value by Contract Year
---------------------------------------------------

                                          2004      2005      2006       2007    Thereafter   Total
                                          ----      ----      ----       ----    ----------   -----
                                                                (In millions)

Prices based on external sources(1)...    $4.7      $5.1      $--        $--        $--        $ 9.8
Prices based on models................     --        --        4.9        4.7        11.5       21.1
                                         -----------------------------------------------------------

    Total(2)..........................    $4.7      $5.1      $4.9       $4.7       $11.5      $30.9
                                         ===========================================================

(1)  Broker quote sheets.
(2) Includes $30.7 million from an embedded option that is offset by a regulatory liability and does not affect earnings.

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

Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-               Fair
Year of Maturity                 2004       2005       2006       2007       2008        after     Total    Value
-------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in millions)
Assets
-------------------------------------------------------------------------------------------------------------------
Investments Other Than Cash
   and Cash Equivalents-
   Fixed Income...............                                                           $ 78       $ 78     $ 78
   Average interest rate......                                                            4.7%       4.7%
-------------------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------------------
Long-term Debt and Other
  Long-Term Obligations:
Fixed rate....................    $ 40        $ 30     $151        $50          $ 7      $394       $672     $697
   Average interest rate .....     6.3%        6.8%     5.9%       5.9%         6.0%      5.7%       5.9%
Short-term Borrowings.........    $ 65                                                              $ 65     $ 65
   Average interest rate......    1.7%                                                               1.7%
-------------------------------------------------------------------------------------------------------------------


           We are subject to the inherent interest rate risks related to refinancing maturing debt by issuing new debt securities.

       Equity Price Risk

           Included in nuclear decommissioning trusts are marketable equity securities carried at their market value of approximately $114 million and $81 million as of December 31, 2003 and 2002, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in an $11 million reduction in fair value as of December 31, 2003 (see Note 1 (L) - "Cash and Financial Instruments").

Outlook

           Beginning in 1999, all of our customers were able to select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. The Pennsylvania Public Utility Commission (PPUC) authorized our rate restructuring plan, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a competitive transition charge (CTC). Customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier. We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits, which is referred to as our PLR obligation.

           Regulatory assets are costs which have been authorized by the PPUC and the Federal Energy Regulatory Commission (FERC) for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of the regulatory plan as discussed below. Our regulatory assets totaled $1.0 billion and $1.2 billion as of December 31, 2003 and December 31, 2002, respectively.

       Regulatory Matters

           In June 2001, the PPUC approved the Settlement Stipulation with all of the major parties in the combined merger and rate proceedings which approved the FirstEnergy/GPU merger and provided PLR deferred accounting treatment for energy costs, permitting us to defer, for future recovery, energy costs in excess of amounts reflected in our capped generation rates retroactive to January 1, 2001. This PLR deferral accounting procedure was later reversed in a February 2002 Commonwealth Court of Pennsylvania decision. The court decision affirmed the PPUC decision regarding approval of the merger, remanding the decision to the PPUC only with respect to the issue of merger savings. In 2002, the Company established a $103.0 million reserve for its PLR deferred energy costs incurred prior to its acquisition by FirstEnergy. The reserve reflected the potential adverse impact of a then pending Pennsylvania Supreme Court decision whether to review the Commonwealth Court ruling. The reserve increased goodwill by an aggregate net of tax amount of $60.3 million.

           On April 2, 2003, the PPUC remanded the issue relating to merger savings to the Office of Administrative Law Judge (ALJ) for hearings, directed us to file a position paper on the effect of the Commonwealth Court order on the Settlement Stipulation and allowed other parties to file responses to the position paper. We filed a letter with the ALJ on June 11, 2003, voiding the Stipulation in its entirety and reinstating our restructuring settlement previously approved by the PPUC.

           On October 2, 2003, the PPUC issued an order concluding that the Commonwealth Court reversed the PPUC's June 20, 2001 order in its entirety. The PPUC directed us to file tariffs within thirty days of the order to reflect the CTC rates and shopping credits that were in effect prior to the June 21, 2001 order to be effective upon one day's notice. In response to that order, we filed these supplements to our tariffs to become effective October 24, 2003.

           On October 8, 2003, we filed a petition for clarification relating to the October 2, 2003 order on two issues: to establish June 30, 2004 as the date to fully refund the NUG trust fund and to clarify that the ordered accounting treatment regarding the CTC rate/shopping credit swap should follow the ratemaking, and that the PPUC's findings would not impair our rights to recover all of our stranded costs. On October 9, 2003, ARIPPA (an intervenor in the proceedings) petitioned the PPUC to direct us to reinstate accounting for the CTC rate/shopping credit swap retroactive to January 1, 2002. Several other parties also filed petitions. On October 16, 2003, the PPUC issued a reconsideration order granting the date requested by us for the NUG trust fund refund and, denying our other clarification requests and granting ARIPPA's petition with respect to the retroactive accounting treatment of the changes to the CTC rate/shopping credit swap. On October 22, 2003, we filed an Objection with the Commonwealth Court asking that the Court reverse the PPUC's finding that requires us to treat the stipulated CTC rates that were in effect from January 1, 2002 on a retroactive basis. We are considering filing an appeal to the Commonwealth Court on the PPUC orders as well.

           On October 27, 2003, one Commonwealth Court judge issued an Order denying our objection without explanation. Due to the vagueness of the Order, on October 31, 2003, we filed an Application for Clarification with the judge. Concurrent with this filing, in order to preserve our rights, we also filed with the Commonwealth Court both a Petition for Review of the PPUC's October 16 and October 22 Orders, and an application for reargument, if the judge, in his clarification order, indicates that our objection was intended to be denied on the merits. In addition to these findings, in compliance with the PPUC's Orders, we filed revised PPUC quarterly reports for the twelve months ended December 31, 2001 and 2002, and for the first two quarters of 2003, reflecting balances consistent with the PPUC's findings in their Orders.

           Effective September 1, 2002, we assigned our PLR responsibility to our FirstEnergy Solutions Corp. (FES) affiliate through a wholesale power sale agreement. The PLR sale will be automatically extended for each successive calendar year unless any party elects to cancel the agreement by November 1 of the preceding year. Under the terms of the wholesale agreement, FES assumed the supply obligation and the supply profit and loss risk, for the portion of power supply requirements not self-supplied by us under our NUG contracts and other power contracts with nonaffiliated third party suppliers. This arrangement reduces our exposure to high wholesale power prices by providing power at a fixed price for our uncommitted PLR energy costs during the term of the agreement with FES. FES has hedged most of our unfilled PLR on-peak obligation through 2004 and a portion of 2005, the period during which deferred accounting was previously allowed under the PPUC's order. We are authorized to continue deferring differences between NUG contract costs and current market prices.

           In late 2003, the PPUC issued a Tentative Order implementing new reliability benchmarks and standards. In connection therewith, the PPUC commenced a rulemaking procedure to amend the Electric Service Reliability Regulations to implement these new benchmarks, and create additional reporting on reliability. Although neither the Tentative Order nor the Reliability Rulemaking has been finalized, the PPUC ordered all Pennsylvania utilities to begin filing quarterly reliability reports on November 1, 2003. The comment period for both the Tentative Order and the Proposed Rulemaking Order has closed. We are currently awaiting the PPUC to issue a final order in both matters. The order will determine (1) the standards and benchmarks to be utilized, and (2) the details required in the quarterly and annual reports. It is expected that these Orders will be finalized in March 2004.

           On January 16, 2004, the PPUC initiated a formal investigation of our level of compliance with the Public Utility Code and the PPUC's regulations and orders with regard to reliable electric service. Hearings will be held in August in this investigation and the ALJ has been directed to issue a Recommended Decision by September 30, 2004, in order to allow the PPUC time to issue a Final Order before December 16, 2004. We are unable to predict the outcome of the investigation or the impact of the PPUC Order.

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

       Environmental Matters

           We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have accrued liabilities aggregating approximately $59,000 as of December 31, 2003. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

       Power Outage

           On August 14, 2003, various states in the northeast United States and parts of southern Canada experienced a widespread power outage. That outage affected approximately 1.4 million customers in FirstEnergy's service area. FirstEnergy continues to accumulate data and evaluate the status of its electrical system prior to and during the outage event, and continues to cooperate with the U.S.-Canada Power System Outage Task Force (Task Force) investigating the August 14th outage. The interim report issued by the Task Force on November 18, 2003 concluded that the problems leading up to the outage began in FirstEnergy's service area. Specifically, the interim report concludes, among other things, that the initiation of the August 14th outage resulted from the coincidence on that afternoon of the following events: (1) inadequate situational awareness at FirstEnergy; (2) FirstEnergy's failure to adequately manage tree growth in its transmission rights of way; and (3) failure of the interconnected grid's reliability organizations (Midwest ISO and PJM Interconnection) to provide effective diagnostic support. We believe that the interim report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14th outage and that it does not adequately address the underlying causes of the outage. On November 25, 2003, the Public Utilities Commission of Ohio (PUCO) ordered FirstEnergy to file a plan with the PUCO no later than March 1, 2004, illustrating how FirstEnergy will correct problems identified by the Task Force as events contributing to the August 14th outage and addressing how FirstEnergy proposes to upgrade its control room computer hardware and software and improve the training of control room operators to ensure that similar problems do not occur in the future. The PUCO, in consultation with the North American Electric Reliability Council, will review the plan before determining the next steps in the proceeding. On December 24, 2003, the FERC ordered FirstEnergy to pay for an independent study of part of Ohio's power grid. The study has commenced and will examine the stability of the grid in critical points in the Cleveland and Akron areas; the status of projected power reserves during summer 2004 through 2008; and the need for new transmission lines or other grid projects. The FERC ordered the study to be completed within 120 days. At this time, we do not know how the results of the study will impact FirstEnergy.

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

       Purchase Accounting

           The merger between FirstEnergy and GPU was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The adjustments reflected in our records, which were finalized in the fourth quarter of 2002, primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill. Based on the guidance provided by SFAS 142, "Goodwill and Other Intangible Assets," we evaluate goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment were indicated, we would recognize a loss - calculated as the difference between the implied fair value of its goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2003, we had recorded goodwill of approximately $884 million related to the merger.

       Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on the costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Pennsylvania, a significant amount of regulatory assets have been recorded - $1.0 billion as of December 31, 2003. We regularly review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

       Derivative Accounting

           Determination of appropriate accounting for derivative transactions requires the involvement of management representing operations, finance and risk assessment. In order to determine the appropriate accounting for derivative transactions, the provisions of the contract need to be carefully assessed in accordance with the authoritative accounting literature and management's intended use of the derivative. New authoritative guidance continues to shape the application of derivative accounting. Management's expectations and intentions are key factors in determining the appropriate accounting for a derivative transaction and, as a result, such expectations and intentions are documented. Derivative contracts that are determined to fall within the scope of SFAS 133, as amended, must be recorded at their fair value. Active market prices are not always available to determine the fair value of the later years of a contract, requiring that various assumptions and estimates be used in their valuation. We continually monitor our derivative contracts to determine if our activities, expectations, intentions, assumptions and estimates remain valid. As part of our normal operations, we enter into commodity contracts which increase the impact of derivative accounting judgments.

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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, our accrued pension costs as of June 30, 2003 increased by $47 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of our pension plan assets, we reduced our minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $7 million, recording an increase of $13,000 in an intangible asset and crediting OCI by $4 million (offsetting previously recorded deferred tax benefits by $3 million). The remaining balance in OCI of $33 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $45 million as of December 31, 2003.

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

Increase in Costs from Adverse Changes in Key Assumption
--------------------------------------------------------------------------------
Assumption                       Adverse Change      Pension      OPEB     Total
                                                             (In millions)
Discount rate................    Decrease by 0.25%    $ 10         $ 5      $ 15
Long-term return on assets...    Decrease by 0.25%    $  8         $ 1      $  9
Health care trend rate.......    Increase by 1%         na         $26      $ 26

Increase in Minimum Liability
Discount rate................    Decrease by 0.25%    $104          na      $104
--------------------------------------------------------------------------------

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

           As described in Note 4(E), we created a statutory business trust to issue trust preferred securities in the amount of $93 million. Application of the guidance in FIN 46R resulted in the holders of the preferred securities being considered the primary beneficiaries of these trusts. Therefore, we have deconsolidated the trust and recognized an equity investment in the trust of $3 million and subordinated debentures to the trust of $96 million as of December 31, 2003.

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


                                            METROPOLITAN EDISON COMPANY

                                         CONSOLIDATED STATEMENTS OF INCOME



                                                                                               Nov 7 -         Jan.1 -
                                                                   2003           2002      Dec. 31, 2001    Nov. 6, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                                    (In thousands)

OPERATING REVENUES (Note 1(K))............................       $971,020       $986,608       $143,760   |    $824,556
                                                                 --------       --------       --------   |    --------
                                                                                                          |
OPERATING EXPENSES AND TAXES:                                                                             |
   Fuel and purchased power (Note 1(K))...................        560,083        604,305         83,275   |     478,954
   Other operating costs (Note 1(K))......................        146,765        115,371         16,122   |     123,094
                                                                 --------       --------       --------   |    --------
     Total operation and maintenance expenses.............        706,848        719,676         99,397   |     602,048
   Provision for depreciation and amortization............         86,514         81,419          8,903   |      51,867
   General taxes..........................................         67,207         66,795          6,509   |      39,845
   Income taxes...........................................         27,367         27,447         11,584   |      28,549
                                                                 --------       --------       --------   |    --------
     Total operating expenses and taxes...................        887,936        895,337        126,393   |     722,309
                                                                 --------       --------       --------   |    --------
                                                                                                          |
OPERATING INCOME..........................................         83,084         91,271         17,367   |     102,247
                                                                                                          |
OTHER INCOME..............................................         22,640         21,742          5,465   |       7,807
                                                                 --------       --------       --------   |    --------
                                                                                                          |
INCOME BEFORE NET INTEREST CHARGES........................        105,724        113,013         22,832   |     110,054
                                                                 --------       --------       --------   |    --------
                                                                                                          |
NET INTEREST CHARGES:                                                                                     |
   Interest on long-term debt.............................         36,661         40,774          5,615   |      33,101
   Allowance for borrowed funds used during                                                               |
     construction.........................................           (323)          (470)            30   |        (574)
   Deferred interest......................................         (1,187)          (710)          (276)  |        (321)
   Other interest expense ................................          5,841          2,636          1,744   |       9,219
   Subsidiary's preferred stock dividend requirements.....          3,779          7,559          1,102   |       6,248
                                                                 --------       --------       --------   |    --------
     Net interest charges.................................         44,771         49,789          8,215   |      47,673
                                                                 --------       --------       --------   |    --------
                                                                                                          |
INCOME BEFORE CUMULATIVE EFFECT OF                                                                        |
   ACCOUNTING CHANGE......................................         60,953         63,224         14,617   |      62,381
                                                                                                          |
Cumulative effect of accounting change (net of income                                                     |
   taxes of $154,000) (Note 1(H)).........................            217             --             --   |          --
                                                                 --------       --------       --------   |    --------
                                                                                                          |
NET INCOME................................................       $ 61,170       $ 63,224       $ 14,617   |    $ 62,381
                                                                 ========       ========       ========   |    ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                            METROPOLITAN EDISON COMPANY

                                            CONSOLIDATED BALANCE SHEETS


As of December 31,                                                                        2003             2002
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $1,838,567       $1,620,613
   Less-Accumulated provision for depreciation....................................        772,123          547,925
                                                                                       ----------       ----------
                                                                                        1,066,444        1,072,688
   Construction work in progress..................................................         21,980           16,078
                                                                                       ----------       ----------
                                                                                        1,088,424        1,088,766
                                                                                       ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Nuclear plant decommissioning trusts...........................................        192,409          155,690
   Long-term notes receivable from associated companies...........................          9,892           12,418
   Other..........................................................................         34,922           19,206
                                                                                       ----------       ----------
                                                                                          237,223          187,314
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents......................................................            121           15,685
   Receivables-
     Customers (less accumulated provisions of $4,943,000 and $4,810,000
        respectively, for uncollectible accounts).................................        118,933          120,868
     Associated companies.........................................................         45,934           23,219
     Notes receivable from associated companies...................................         10,467               --
     Other (less accumulated provisions of $68,000 and $0 respectively,
       for uncollectible accounts)................................................         22,750           18,235
   Prepayments and other..........................................................          6,600            9,731
                                                                                       ----------       ----------
                                                                                          204,805          187,738
                                                                                       ----------       ----------
DEFERRED CHARGES:
   Regulatory assets..............................................................      1,028,432        1,179,125
   Goodwill.......................................................................        884,279          885,832
   Other..........................................................................         30,824           36,030
                                                                                       ----------       ----------
                                                                                        1,943,535        2,100,987
                                                                                       ----------       ----------
                                                                                       $3,473,987       $3,564,805
                                                                                       ==========       ==========
                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity....................................................     $1,292,667       $1,315,586
   Company-obligated mandatorily redeemable preferred securities..................             --           92,409
   Long-term debt and other long-term obligations-
     Subordinated debentures to affiliated trusts.................................         95,711               --
     Other........................................................................        540,590          538,790
                                                                                       ----------       ----------
                                                                                        1,928,968        1,946,785
                                                                                       ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt...............................................         40,469           60,467
   Short-term borrowings (Note 5)-
     Associated companies.........................................................         65,335           88,299
   Accounts payable-
     Associated companies.........................................................         45,459           56,861
     Other........................................................................         33,878           28,583
   Accrued  taxes.................................................................          8,762           16,096
   Accrued interest...............................................................         11,848           16,448
   Other..........................................................................         22,162           11,690
                                                                                       ----------       ----------
                                                                                          227,913          278,444
                                                                                       ----------       ----------
NONCURRENT LIABILITIES:
   Accumulated deferred income taxes..............................................        297,140          316,757
   Accumulated deferred investment tax credits....................................         11,696           12,518
   Power purchase contract loss liability.........................................        584,340          660,507
   Nuclear fuel disposal costs....................................................         37,936           37,541
   Nuclear plant decommissioning costs............................................             --          270,611
   Asset retirement obligation....................................................        210,178               --
   Pensions and other postretirement benefits.....................................        105,552            1,354
   Other..........................................................................         70,264           40,288
                                                                                       ----------       ----------
                                                                                        1,317,106        1,339,576
                                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 3 and 6)................................................................
                                                                                       ----------       ----------
                                                                                       $3,473,987       $3,564,805
                                                                                       ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                            METROPOLITAN EDISON COMPANY

                                     CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                           2003          2002
------------------------------------------------------------------------------------------------------------------
                                         (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, without par value, authorized 900,000 shares
     859,500 shares outstanding........................................................   $1,298,130    $1,297,784
   Accumulated other comprehensive loss (Note 4(F))....................................      (32,474)          (39)
   Retained earnings (Note 4(A)).......................................................       27,011        17,841
                                                                                          ----------    ----------
     Total common stockholder's equity.................................................    1,292,667     1,315,586
                                                                                          ----------    ----------

Company obligated TRUST
Preferred securities
of subsidiary trust
(NOTE 4(E)):
     7.35% due 2039....................................................................           --        92,409
                                                                                          ----------    ----------

LONG-TERM DEBT (Note 4(D)):
   First mortgage bonds:
     6.60% due 2003....................................................................           --        20,000
     7.22% due 2003....................................................................           --        40,000
     6.34% due 2004....................................................................       40,000        40,000
     6.77% due 2005....................................................................       30,000        30,000
     7.35% due 2005....................................................................           --        20,000
     6.36% due 2006....................................................................       17,000        17,000
     6.40% due 2006....................................................................       33,000        33,000
     6.00% due 2008....................................................................        8,265         8,700
     6.10% due 2021....................................................................       28,500        28,500
     8.60% due 2022....................................................................           --        30,000
     8.80% due 2022....................................................................           --        30,000
     6.97% due 2023....................................................................           --        30,000
     7.65% due 2023....................................................................           --        30,000
     8.15% due 2023....................................................................           --        60,000
     5.95% due 2027....................................................................       13,690        13,690
                                                                                          ----------    ----------
       Total first mortgage bonds......................................................      170,455       430,890

   Secured notes:
     5.72% due 2006....................................................................      100,000       100,000
     5.93% due 2007....................................................................       50,000        50,000
     4.45% due 2010....................................................................      100,000            --
     4.95% due 2013....................................................................      150,000            --
                                                                                          ----------    ----------
       Total secured notes.............................................................      400,000       150,000

   Unsecured notes:
     7.69% due 2039....................................................................        5,936         5,968
     7.35% due 2039....................................................................       95,711            --
                                                                                          ----------    ----------
       Total unsecured notes...........................................................      101,647         5,968

   Net unamortized premium on debt.....................................................        4,668        12,399
   Long-term debt due within one year..................................................      (40,469)      (60,467)
                                                                                          ----------    ----------
       Total long-term debt ...........................................................      636,301       538,790
                                                                                          ----------    ----------

TOTAL CAPITALIZATION...................................................................   $1,928,968    $1,946,785
                                                                                          ==========    ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                            METROPOLITAN EDISON COMPANY

                               CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                     Common Stock                    Accumulated
                                                               ---------------------      Other        Other
                                                Comprehensive    Number     Carrying    Paid-In     Comprehensive   Retained
                                                   Income      of Shares     Value      Capital     Income (Loss)   Earnings
                                                -------------  ---------    --------      -------   -------------   --------
                                                                              (Dollars in thousands)

Balance, January 1, 2001.......................                 859,500    $   66,273   $ 400,200           64      $ 70,476
   Net income..................................   $ 62,381                                                            62,381
   Net unrealized gain on investments..........          5                                                   5
   Net unrealized loss on derivative
     instruments ..............................       (174)                                               (174)
                                                  --------
   Comprehensive income........................   $ 62,212
                                                  --------
   Cash dividends on common stock..............                                                                      (65,000)
----------------------------------------------------------------------------------------------------------------------------
Balance, November 6, 2001......................                 859,500        66,273     400,200         (105)       67,857
   Purchase accounting fair value adjustment...                             1,208,052    (400,200)         105       (67,857)

Balance, November 7, 2001......................                 859,500     1,274,325          --           --
 --
   Net income..................................   $ 14,617                                                            14,617
   Net unrealized gain on investments..........         22                                                  22
   Net unrealized loss on derivative
     instruments ..............................        (11)                                                (11)
                                                  --------
   Comprehensive income........................   $ 14,628
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.....................                 859,500     1,274,325          --           11        14,617
   Net income..................................   $ 63,224                                                            63,224
   Net unrealized gain on investment...........         17                                                  17
   Net unrealized loss on derivative
     instruments ..............................        (67)                                                (67)
                                                  --------
   Comprehensive income........................   $ 63,174
                                                  --------
   Cash dividends on common stock..............                                                                      (60,000)
   Purchase accounting fair value adjustment...                                23,459
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.....................                 859,500     1,297,784          --          (39)       17,841
----------------------------------------------------------------------------------------------------------------------------
   Net income..................................   $ 61,170                                                            61,170
   Net unrealized gain on investments..........          2                                                   2
   Net unrealized gain on derivative
     instruments. .............................         78                                                  78
   Minimum liability for unfunded retirement
     benefits, net of $(23,062,000) of
     income taxes .............................    (32,515)                                            (32,515)
                                                  --------
   Comprehensive income........................   $ 28,735
                                                  --------
   Cash dividends on common stock..............                                                                      (52,000)
   Purchase accounting fair value adjustment...                                   346
----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003.....................                 859,500    $1,298,130   $      --     $(32,474)     $ 27,011
============================================================================================================================




                                            CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                          Subject to
                                                      Mandatory Redemption
                                                      --------------------
                                                       Number     Carrying
                                                      of Shares    Value
                                                      ---------   --------
                                                      (Dollars in thousands)


             Balance, January 1, 2001............     4,000,000   $100,000
             =============================================================
               Purchase accounting fair
                 value adjustment................                   (7,800)
             -------------------------------------------------------------
             Balance, December 31, 2001..........     4,000,000     92,200
               Amortization of fair market
                 value adjustment................                      209
             -------------------------------------------------------------
             Balance, December 31, 2002..........     4,000,000   $ 92,409
             =============================================================
               FIN 46 Deconsolidation
                 7.35% Series....................    (4,000,000)   (92,618)
               Amortization of fair market
                 value adjustment................                      209
             -------------------------------------------------------------
             Balance, December 31, 2003..........            --   $     --
             =============================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                            METROPOLITAN EDISON COMPANY

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                               Nov. 7 -        Jan. 1 -
                                                                       2003        2002     Dec. 31, 2001    Nov. 6, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                                   (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                         $  61,170    $ 63,224        $ 14,617   |   $ 62,381
   Adjustments to reconcile net income to net                                                              |
    cash from operating activities:                                                                        |
     Provision for depreciation and amortization..............        86,514      81,419           8,903   |     51,867
     Other amortization.......................................            --      (2,528)            154   |      1,147
     Deferred costs recoverable as regulatory assets..........       (15,321)    (18,938)          1,045   |    (91,182)
     Deferred income taxes, net...............................        46,654      23,356             906   |     53,464
     Investment tax credits, net..............................          (822)       (792)           (128)  |       (721)
     Cumulative effect of accounting change (Note 1(H)).......          (371)         --              --   |         --
     Receivables..............................................        10,380     (24,672)         10,213   |     33,714
     Accounts payable.........................................       (20,988)    (18,657)         (4,339)  |    (60,868)
     Other (Note 7)...........................................       (34,728)       (538)          8,286   |    (59,313)
                                                                   ---------    --------        --------   |   --------
       Net cash provided from (used for) operating                                                         |
         activities. .........................................      132,488      101,874          39,657   |     (9,511)
                                                                   ---------    --------        --------   |   --------
                                                                                                           |
CASH FLOWS FROM FINANCING ACTIVITIES:                                                                      |
   New Financing-                                                                                          |
     Long-term debt...........................................       247,696      49,750              --   |     99,500
     Short-term borrowings, net...............................            --      16,288              --   |     51,400
   Redemptions and Repayments-                                                                             |
     Long-term debt...........................................      (260,466)    (60,000)             --   |         --
     Short-term borrowings, net...............................       (22,964)         --         (25,989)  |         --
   Dividend Payments-                                                                                      |
     Common stock.............................................       (52,000)    (60,000)             --   |    (65,000)
                                                                   ---------    --------        --------   |   --------
       Net cash provided from (used for) financing                                                         |
         activities. .........................................       (87,734)    (53,962)        (25,989)  |     85,900
                                                                   ---------    --------        --------   |   --------
                                                                                                           |
CASH FLOWS FROM INVESTING ACTIVITIES:                                                                      |
   Property additions.........................................       (43,558)    (44,533)         (7,787)  |    (47,660)
   Contributions to decommissioning trusts....................        (9,483)    (12,644)             --   |     (7,113)
   Loans to associated companies, net.........................        (7,941)         --              --   |         --
   Other......................................................           664        (324)           (453)  |     (5,209)
                                                                   ---------    --------        --------   |   --------
       Net cash used for investing activities.................       (60,318)    (57,501)         (8,240)  |    (59,982)
                                                                   ---------    --------        --------   |   --------
                                                                                                           |
Net increase (decrease) in cash and cash equivalents..........       (15,564)     (9,589)          5,428   |     16,407
Cash and cash equivalents at beginning of period..............        15,685      25,274          19,846   |      3,439
                                                                   ---------    ---------       --------   |   --------
Cash and cash equivalents at end of period....................     $     121    $ 15,685        $ 25,274   |   $ 19,846
                                                                   =========    ========        ========   |   ========
                                                                                                           |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                                                       |
Cash Paid During the Year-                                                                                 |
     Interest (net of amounts capitalized)....................     $  51,505    $ 46,266        $     --   |   $ 41,473
                                                                   =========    ========        ========   |   ========
     Income taxes (refund)....................................     $ (25,085)   $ 34,385        $ (2,990)  |   $  7,486
                                                                   =========    ========        ========   |   ========



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                    METROPOLITAN EDISON COMPANY

                                                 CONSOLIDATED STATEMENTS OF TAXES


                                                                                                Nov. 7 -      Jan. 1 -
                                                                       2003           2002    Dec. 31, 2001  Nov. 6, 2001
-------------------------------------------------------------------------------------------------------------------------
                                                                                          (In thousands)
GENERAL TAXES:
State gross receipts *..........................................     $  53,462      $ 56,043     $  5,730   |  $ 31,353
Real and personal property......................................         2,510         1,384            5   |     1,236
Social security and unemployment................................         2,448             1           (1)  |        14
Other...........................................................         8,787         9,367          775   |     7,242
                                                                     ---------      --------     --------   |  --------
       Total general taxes......................................     $  67,207      $ 66,795     $  6,509   |  $ 39,845
                                                                     =========      ========     ========   |  ========
                                                                                                            |
PROVISION FOR INCOME TAXES:                                                                                 |
Currently payable-                                                                                          |
   Federal......................................................     $  (3,435)     $ 15,371     $  7,693   |  $(11,534)
   State........................................................         1,763         6,437        2,433   |    (1,760)
                                                                     ---------      --------     --------   |  --------
                                                                        (1,672)       21,808       10,126   |   (13,294)
                                                                     ---------      --------     --------   |  --------
Deferred, net-                                                                                              |
   Federal......................................................        38,863        19,615          934   |    41,297
   State........................................................         7,791         3,741          (28)  |    12,167
                                                                     ---------      --------     --------   |  --------
                                                                        46,654        23,356          906   |    53,464
                                                                     ---------      --------     -------    |  --------
Investment tax credit amortization..............................          (822)         (792)        (128)  |      (721)
                                                                     ---------      --------     --------   |  --------
       Total provision for income taxes.........................     $  44,160      $ 44,372     $ 10,904   |  $ 39,449
                                                                     =========      ========     ========   |  ========
                                                                                                            |
INCOME STATEMENT CLASSIFICATION                                                                             |
OF PROVISION FOR INCOME TAXES:                                                                              |
Operating income................................................     $  27,367      $ 27,447     $ 11,584   |  $ 28,549
Other income....................................................        16,639        16,925         (680)  |    10,900
Cumulative effect of accounting change..........................           154            --           --   |        --
                                                                     ---------      --------     --------   |  --------
       Total provision for income taxes.........................     $  44,160      $ 44,372     $ 10,904   |  $ 39,449
                                                                     =========      ========     ========   |  ========
                                                                                                            |
RECONCILIATION OF FEDERAL INCOME TAX                                                                        |
EXPENSE AT STATUTORY RATE TO TOTAL                                                                          |
PROVISION FOR INCOME TAXES:                                                                                 |
Book income before provision for income taxes...................     $ 105,330      $107,596     $ 25,521   |  $101,831
                                                                     =========      ========     ========   |  ========
Federal income tax expense at statutory rate....................     $  36,866      $ 37,659     $  8,932   |  $ 35,641
Increases (reductions) in taxes resulting from-                                                             |
   Amortization of investment tax credits.......................          (822)         (792)        (128)  |      (721)
   Depreciation.................................................         1,736         1,362          304   |       926
   State income tax, net of federal benefit.....................         6,289         6,107          938   |     7,388
   Allocated share of consolidated tax savings..................            --            --           --   |    (3,151)
   Other, net...................................................            91            36          858   |      (634)
                                                                     ---------      --------     --------   |  --------
       Total provision for income taxes.........................     $  44,160      $ 44,372     $ 10,904   |  $ 39,449
                                                                     =========      ========     ========   |  ========
                                                                                                            |
ACCUMULATED DEFERRED INCOME TAXES AT DECEMBER 31:                                                           |
Property basis differences......................................     $ 250,779      $217,351     $211,394   |
Nuclear decommissioning.........................................        (6,405)       (4,247)      (5,623)  |
Deferred sale and leaseback costs...............................       (10,986)      (11,366)     (12,077)  |
Non-utility generation costs....................................         2,287        (4,832)      36,099   |
Purchase accounting basis difference............................          (642)         (642)     (37,143)  |
Sale of generation assets.......................................        (1,419)       (1,419)      (1,420)  |
Regulatory transition charge....................................        88,020        88,315       85,414   |
Customer receivables for future income taxes....................        46,010        50,259       49,755   |
Other comprehensive income......................................       (23,062)           --           --   |
Employee benefits...............................................       (17,252)           --           --   |
Other...........................................................       (30,190)      (16,662)     (25,961)  |
                                                                     ---------      --------     --------   |
       Net deferred income tax liability........................     $ 297,140      $316,757     $300,438   |
                                                                     =========      ========     ========   |



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

           Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2003 or 2002, with respect to any particular segment of the Company's customers. Total customer receivables were $119 million (billed - $70 million and unbilled - $49 million) and $121 million (billed - $76 million and unbilled - $45 million) as of December 31, 2003 and 2002, respectively.

     (C) REGULATORY PLAN-

           Pennsylvania enacted its electric utility competition law in 1996 with the phase-in of customer choice for generation suppliers completed as of January 1, 2001. The PPUC authorized a 1998 rate restructuring plan for the Company. In 2000, the PPUC disallowed a portion of the requested additional stranded costs above those amounts granted in the Company's 1998 rate restructuring plan orders. The PPUC required the Company to seek an IRS ruling regarding the return of certain unamortized investment tax credits and excess deferred income tax benefits to customers. If the IRS ruling ultimately supports returning these tax benefits to customers, there would be no effect to the Company's net income since the contingency existed prior to the merger and there would be an adjustment to goodwill.

           In June 2001, the PPUC approved the Settlement Stipulation with all of the major parties in the combined merger and rate relief proceedings which approved the FirstEnergy/GPU merger and provided provider of last resort (PLR) deferred accounting treatment for energy costs, permitting the Company to defer, for future recovery, energy costs in excess of amounts reflected in its capped generation rates retroactive to January 1, 2001. This PLR deferral accounting procedure was later denied in a February 2002 Commonwealth Court of Pennsylvania decision. The court decision also affirmed the PPUC decision regarding approval of the merger, remanding the decision to the PPUC only with respect to the issue of merger savings. In 2002, the Company established a $103.0 million reserve for its PLR deferred energy costs incurred prior to its acquisition by FirstEnergy. The reserve reflected the potential adverse impact of a then pending Pennsylvania Supreme Court decision whether to review the Commonwealth Court ruling. The reserve increased goodwill by an aggregate net of tax amount of $60.3 million.

           On April 2, 2003, the PPUC remanded the issue relating to merger savings to the Office of Administrative Law for hearings, directed the Company to file a position paper on the effect of the Commonwealth Court order on the

Settlement Stipulation and allowed other parties to file responses to the position paper. The Company filed a letter with the Administrative Law Judge
(ALJ) on June 11, 2003, voiding the Stipulation in its entirety and reinstating its restructuring settlement previously approved by the PPUC.

           On October 2, 2003, the PPUC issued an order concluding that the Commonwealth Court reversed the PPUC's June 20, 2001 order in its entirety. The PPUC directed the Company to file tariffs within thirty days of the order to reflect the competitive transition charge (CTC) rates and shopping credits that were in effect prior to the June 21, 2001 order to be effective upon one day's notice. In response to that order, the Company filed the supplements to its tariffs to become effective October 24, 2003.

           On October 8, 2003, the Company filed a petition for clarification relating to the October 2, 2003 order on two issues: to establish June 30, 2004 as the date to fully refund the nonutility generation (NUG) trust fund and to clarify that the ordered accounting treatment regarding the CTC rate/shopping credit swap should follow the ratemaking, and that the PPUC's findings would not impair its rights to recover all of its stranded costs. On October 9, 2003, ARIPPA (an intervenor in the proceedings) petitioned the PPUC to direct the Company to reinstate accounting for the CTC rate/shopping credit swap retroactive to January 1, 2002. Several other parties also filed petitions. On October 16, 2003, the PPUC issued a reconsideration order granting the date requested by the Company for the NUG trust fund refund; and, denying the Company's other clarification requests and granting ARIPPA's petition with respect to the accounting treatment of the changes to the CTC rate/shopping credit swap. On October 22, 2003, the Company filed an Objection with the Commonwealth Court asking that the Court reverse the PPUC's finding that requires the Company to treat the stipulated CTC rates that were in effect from January 1, 2002 on a retroactive basis. The Company is considering filing an appeal to the Commonwealth Court on the PPUC orders as well.

           On October 27, 2003, one Commonwealth Court judge issued an Order denying the Company's objection without explanation. Due to the vagueness of the Order, the Company, on October 31, 2003, filed an Application for Clarification with the judge. Concurrent with this filing, the Company, in order to preserve its rights, also filed with the Commonwealth Court both a Petition for Review of the PPUC's October 16 and 22 Orders, and an application for reargument, if the judge, in his clarification order, indicates that the Company's objection was intended to be denied on the merits. In addition to these findings, the Company, in compliance with the PPUC's Orders, filed revised PPUC quarterly reports for the twelve months ended December 31, 2001 and 2002, and for the first two quarters of 2003, reflecting balances consistent with the PPUC's findings in its Orders.

           Effective September 1, 2002, the Company assigned its PLR responsibility to its FirstEnergy Solutions Corp. (FES) affiliate through a wholesale power sale agreement. The PLR sale will be automatically extended for each successive calendar year unless any party elects to cancel the agreement by November 1 of the preceding year. Under the terms of the wholesale agreement, FES assumed the supply obligation and the supply profit and loss risk, for the portion of power supply requirements not self-supplied by the Company under its NUG contracts and other power contracts with nonaffiliated third party suppliers. This arrangement reduces the Company's exposure to high wholesale power prices by providing power at a fixed price for their uncommitted PLR energy costs during the term of the agreement with FES. FES has hedged most of the Company's unfilled PLR on-peak obligation through 2004 and a portion of 2005, the period during which deferred accounting was previously allowed under the PPUC's order. The Company' is authorized to continue deferring differences between NUG contract costs and current market prices.

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

         Regulatory Assets-

           The Company recognizes, as regulatory assets, costs which the FERC and the PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continue the application of Statement of Financial Accounting Standards No. (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," to those operations.

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                                 2003     2002
              ------------------------------------------------------------------
                                                                 (In millions)

              Regulatory transition charge...................   $  926   $  986
              Customer receivables for future income taxes...      103      116
              Nuclear decommissioning costs..................      (26)      54
              Employee postretirement benefit costs..........       18       20
              Loss on reacquired debt........................        8        4
              Other..........................................       (1)      (1)
              ------------------------------------------------------------------
                 Total.......................................   $1,028   $1,179
              =================================================================


         Regulatory Accounting for Generation Operations-

           The application of SFAS 71 was discontinued in 1998 with respect to the Company's generation operations. The Company subsequently divested substantially all of its generating assets. The SEC issued interpretive guidance regarding asset impairment measurement, providing that any supplemental regulated cash flows such as a CTC should be excluded from the cash flows of assets in a portion of the business not subject to regulatory accounting practices. If those assets are impaired, a regulatory asset should be established if the costs are recoverable through regulatory cash flows. Net assets included in utility plant relating to the operations for which the application of SFAS 71 was discontinued were $15 million as of December 31, 2003.

     (D) PROPERTY, PLANT AND EQUIPMENT-

           As a result of the merger, a portion of the Company's property, plant and equipment was adjusted to reflect fair value. The majority of the Company's property, plant and equipment continues to be reflected at original cost since such assets remain subject to rate regulation on a historical cost basis. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.7% in 2003 and 3.0% in 2002 and 2001.

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

           The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning. The ARO liability as of the date of adoption of SFAS 143 was $198.3 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company recognized decommissioning liabilities of $259.6 million. The Company expects substantially all nuclear decommissioning costs to be recoverable through regulated rates. Therefore, a regulatory liability of $61.3 million was recognized upon adoption of SFAS 143. Accretion during 2003 was $11.9 million, bringing the ARO liability as of December 31, 2003 to $210.2 million. The ARO includes the Company's obligation for nuclear decommissioning of Three Mile Island Unit 2 (TMI-2). The Company's share of the obligation to decommission TMI-2 was developed based on a site-specific study performed by an independent engineer. The Company utilized an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2003, the fair value of the decommissioning trust assets was $192.4 million.

           The following table provides the year-end balance of the ARO related to nuclear decommissioning for 2002, as if SFAS 143 had been adopted on January 1, 2002.

               Adjusted ARO Reconciliation                    2002
               -------------------------------------------------------
                                                          (In millions)
               Beginning balance as of January 1, 2002         $187.1
               Accretion in 2002                                 11.2
               -------------------------------------------------------
               Ending balance as of December 31, 2002          $198.3
               -------------------------------------------------------


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

           If FirstEnergy had accounted for employee stock options under the fair value method of SFAS 123, "Accounting for Stock Compensation," a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:

                                                  2003      2002      2001
              ---------------------------------------------------------------
              Valuation assumptions:
                Expected option term (years)       7.9       8.1       8.3
                Expected volatility.........     26.91%    23.31%    23.45%
                Expected dividend yield.....      5.09%     4.36%     5.00%
                Risk-free interest rate.....      3.67%     4.60%     4.67%
              Fair value per option.........     $5.09     $6.45     $4.97
              ---------------------------------------------------------------


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

     (H) CUMULATIVE EFFECT OF ACCOUNTING CHANGE

           As a result of adopting SFAS 143 in January 2003, asset retirement costs were recorded in the amount of $186 million as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $186 million. The ARO liability on the date of adoption was $198 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $0.4 million increase to income, $0.2 million net of tax in the year ended December 31, 2003. If SFAS 143 had been applied during 2002 and 2001, the impact would not have been material to the Company's Consolidated Statements of Income.

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
                                                      ======       ======        =======    =======

         Amounts Recognized in the
         Consolidated Balance Sheets
         As of December 31
         ----------------------------------------

         Accrued benefit cost.....................    $ (438)      $ (548)       $  (975)     $(867)
         Intangible assets........................        72           78             --         --
         Accumulated other comprehensive loss.....       510          757             --         --
                                                      ------       ------        -------      -----
         Net amount recognized....................    $  144       $  287        $  (975)     $(867)
                                                      ======       ======        =======      =====
         Company's share of net amount recognized.    $   10       $   --        $   (59)     $  --
                                                      ======       ======        =======      =====

         Increase (decrease) in minimum liability
           included in other comprehensive income
           (net of tax)...........................   $  (145)      $  444             --      $  --

         Weighted-Average Assumptions Used
         to Determine Benefit Obligations
         As of December 31
         ----------------------------------------

         Discount rate............................     6.25%         6.75%          6.25%      6.75%
         Rate of compensation increase............     3.50%         3.50%

         Allocation of Plan Assets
         As of December 31
         ----------------------------------------
         Asset Category
         Equity securities........................        70%         61%            71%         58%
         Debt securities..........................        27           35             22         29
         Real estate..............................         2            2             --         --
         Other....................................         1            2              7         13
                                                        ----         ----           ----       ----
         Total....................................       100%         100%           100%       100%
                                                        ====         ====           ====       ====

         Information for Pension Plans With an
         Accumulated Benefit Obligation in
         Excess of Plan Assets                          2003         2002
         -----------------------------------------      ----         ----
                                                          (In millions)
         Projected benefit obligation.............     $4,162       $3,866
         Accumulated benefit obligation...........      3,753        3,438
         Fair value of plan assets................      3,315        2,889


         FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2003 were computed as follows:

                                                       Pension Benefits             Other Benefits
                                                    ---------------------       --------------------
         Components of Net Periodic Benefit Costs   2003    2002     2001       2003    2002    2001
         -------------------------------------------------------------------------------------------
                                                                     (In millions)
         Service cost............................  $  66   $  59    $  35      $  43    $ 29   $ 18
         Interest cost...........................    253     249      133        137     114     65
         Expected return on plan assets..........   (248)   (346)    (205)       (43)    (52)   (10)
         Amortization of prior service cost......      9       9        9         (9)      3      3
         Amortization of transition
           obligation (asset)....................     --       --      (2)         9      9     9
         Recognized net actuarial loss...........     62      --       --         40      11      5
         Voluntary early retirement program......     --      --        6         --      --      2
                                                   -----   -----    -----      -----    ----   ----
         Net periodic cost (income)..............  $ 142   $ (29)   $ (24)     $ 177    $114   $ 92
                                                   =====   =====    =====      =====    ====   ====
         Company's share of net periodic cost (income)
           (see Note 7)

         Weighted-Average Assumptions Used
         to Determine Net Periodic Benefit Cost
         for Years Ended December 31
         ----------------------------------------

         Discount rate...........................   6.75%   7.25%    7.75%      6.75%   7.25%  7.75%
         Expected long-term return on
           plan assets...........................   9.00%  10.25%   10.25%      9.00%  10.25% 10.25%
         Rate of compensation increase...........   3.50%   4.00%    4.00%

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


         Assumed health care cost trend rates
         As of December 31                                        2003            2002
         --------------------------------------------------------------------------------
         Health care cost trend rate assumed for next
           year (pre/post-Medicare)..........................   10%-12%         10%-12%
         Rate to which the cost trend rate is assumed to
           decline (the ultimate trend rate).................        5%              5%
         Year that the rate reaches the ultimate trend
           rate (pre/post-Medicare)..........................   2009-2011       2007-2009

           Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                   1-Percentage-   -Percentage-
                                                  Point Increase  Point Decrease
       -------------------------------------------------------------------------
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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company (FESC) in the second quarter of 2003, operating company employees of GPU Service (GPUS) were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, the accrued pension costs for the Company as of June 30, 2003 increased by $47 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of its pension plan assets, the Company reduced its minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $7 million, recording an increase of $13,000 in an intangible asset and crediting OCI by $4 million (offsetting previously recorded deferred tax benefits by $3 million). The remaining balance in OCI of $33 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $45 million as of December 31, 2003.

           FirstEnergy does not expect to contribute to its pension plans in 2004 and expects to contribute $16 million to its other postretirement benefit plans in 2004.

     (J) GOODWILL-

           In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Under SFAS 142, "Goodwill and Other Intangible Assets," amortization of existing goodwill ceased January 1, 2002. Instead, the Company evaluates goodwill for impairment at least annually and makes such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. When impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's annual review was completed in the third quarter of 2003. The forecasts used in the Company's evaluations of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on the Company's future evaluations of goodwill. As of December 31, 2003, the Company had $884 million of goodwill.

     (K) TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income included transactions with affiliated companies, primarily FESC, GPUS and FES. GPUS (until it ceased operations in mid-2003) and FESC have provided legal, accounting, financial and other services to the Company. The Company also entered into sale and purchase transactions with affiliates (JCP&L and Penelec) during the period. Effective September 1, 2002, the Company assigned its PLR responsibility to FES through a wholesale power sale agreement. See Note 7 for affiliated companies' transactions schedule.

           FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from its affiliates, GPUS and FESC, both subsidiaries of FirstEnergy Corp. and both "mutual service companies" as defined in Rule 93 of the Public Utility Holding Company Act of 1935 (PUHCA). The vast majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas: each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days, except for a net $20 million receivable from affiliates for pension and OPEB obligations.

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


                                                   2003               2002
     ---------------------------------------------------------------------------
                                           Carrying     Fair   Carrying    Fair
                                            Value      Value     Value     Value
     ---------------------------------------------------------------------------
                                                       (In millions)
     Long-term debt.....................      $672      $697      $587     $598
     Preferred stock....................      $ --      $ --      $ 92     $100
     Investments other than cash
       and cash equivalents.............      $195      $195      $156     $156
     ---------------------------------------------------------------------------


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

           The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "Investments other than cash and cash equivalents" in the table above) consist of equity securities ($114 million) and fixed income securities ($78 million) as of December 31, 2003. Realized and unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to regulatory assets. For 2003 and 2002, net realized gains (losses) were approximately $0.5 million and $(0.4) million and interest and dividend income totaled approximately $5.1 million and $4.7 million, respectively.

           On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." The adoption resulted in the recognition of derivative assets on the Consolidated Balance Sheet at January 1, 2001 in the amount of $13.0 million, with a substantially offsetting amount recorded in Regulatory Assets of $12.2 million. As of January 1, 2001, a cumulative effect of accounting change was recognized as an expense in Other Income on the Consolidated Statement of Income in the amount of $0.1 million.

           The Company is exposed to financial risks resulting from the fluctuation of commodity prices, including electricity and natural gas. To manage the volatility relating to these exposures, the Company uses a variety of non-derivative and derivative instruments, including options and futures contracts. These derivatives are used principally for hedging purposes. The Company has a Risk Policy Committee, comprised of FirstEnergy executive officers, which exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

           The Company uses derivatives to hedge the risk of price fluctuations. The Company's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The majority of the Company's forward commodity contracts are considered "normal purchases and sales," as defined by SFAS 133, and are therefore excluded from the scope of SFAS 138. The options and futures contracts determined to be within the scope of SFAS 133 are accounted for as cash flow hedges and expire on various dates through 2003. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. There was no deferred gain or loss in Accumulated Other Comprehensive Loss as of December 31, 2003 related to derivative hedging activity.

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

           During 2002 and 2003, certain pre-acquisition contingencies and other final adjustments to the fair values of the assets acquired and liabilities assumed were reflected in the final allocations of the purchase price. These adjustments primarily related to: (1) final actuarial calculations related to pension and postretirement benefit obligations; (2) establishment of a reserve for deferred energy costs recognized prior to the merger; and (3) return to accrual adjustments for income taxes. As a result of these adjustments, goodwill increased by approximately $101.4 million. As of December 31, 2003, the Company had recorded goodwill of approximately $884.3 million related to the merger.

3.   LEASES:

           Consistent with regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. The Company's most significant operating lease relates to the sale and leaseback of a portion of its ownership interest in the Merrill Creek Reservoir project. The interest element related to this lease was $1.6 million, $0.2 million and $1.9 million for the years 2003, 2002 and 2001.
           As of December 31, 2003, the future minimum lease payments on the Company's Merrill Creek operating lease, net of reimbursements from sublessees, are: $1.2 million, $1.5 million, $1.5 million, $1.5 million and $1.5 million for the years 2004 through 2008, respectively, and $43.7 million for the years thereafter. The Company's Merrill Creek lease payments were offset against the actual net divestiture proceeds received from the 1999 sales of its generating assets.

4.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

           The merger purchase accounting adjustments included resetting the retained earnings balance to zero as of the November 7, 2001 merger date.

           In general, the Company's first mortgage bond (FMB) indentures restrict the payment of dividends or distributions on or with respect to the Company's common stock to amounts credited to earned surplus since approximately the date of its indenture. At such date, the Company had a balance of $3.4 million in its earned surplus account, which would not be available for dividends or other distributions. As of December 31, 2003, the Company had retained earnings available to pay common stock dividends of $23.6 million, net of amounts restricted under the Company's FMB indentures.

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

           Collectively, the above plans are referred to as the FE Programs. Restricted common stock grants under the FE Programs were as follows:

                                                   2003      2002        2001
         -----------------------------------------------------------------------

         Restricted common shares granted.....     --       36,922    133,162
         Weighted average market price ........    n/a (1)  $36.04     $35.68
         Weighted average vesting period (years)   n/a (1)     3.2        3.7
         Dividends restricted..................    n/a (1)    Yes         -- (2)
         -----------------------------------------------------------------------

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

           Stock option activities under the FE Programs for the past three years were as follows:

                                                  Number of     Weighted Average
                 Stock Option Activities            Options      Exercise Price
            --------------------------------------------------------------------
            Balance, January 1, 2001.........     5,021,862          $24.09
            (473,314 options exercisable)....                         24.11

              Options granted................     4,240,273           28.11
              Options exercised..............       694,403           24.24
              Options forfeited..............       120,044           28.07
            Balance, December 31, 2001.......     8,447,688           26.04
            (1,828,341 options exercisable)..                         24.83

              Options granted................     3,399,579           34.48
              Options exercised..............     1,018,852           23.56
              Options forfeited..............       392,929           28.19
            Balance,  December 31, 2002......    10,435,486           28.95
            (1,400,206 options exercisable)..                         26.07

              Options granted................     3,981,100           29.71
              Options exercised..............       455,986           25.94
              Options forfeited..............       311,731           29.09
            Balance,  December 31, 2003......    13,648,869           29.27
            (1,919,662 options exercisable)..                         29.67


           As of December 31, 2003, the weighted average remaining contractual life of outstanding stock options was 7.6 years.

           Options outstanding by plan and range of exercise price as of December 31, 2003 were as follows:

                                                  Range of             Options
            FirstEnergy Program                Exercise Prices      Outstanding
            -------------------------------------------------------------------

            FE plan                            $19.31 - $29.87       9,904,861
                                               $30.17 - $35.15       3,214,601
            Plans acquired through merger:
            GPU plan                           $23.75 - $35.92         501,734
            Other plans                                                 27,673
            -------------------------------------------------------------------
            Total                                                   13,648,869
            ==================================================================-


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

           Based on the amount of bonds authenticated by the Trustee through December 31, 2003 the Company's annual sinking fund requirements for all bonds issued under the mortgage amount to $6 million. The Company expects to fulfill its sinking fund obligation by providing refundable bonds to the Trustee.

           Sinking fund requirements for FMBs and maturing long-term debt (excluding capital leases) for the next five years are:

                                            (In millions)
                       ----------------------------------
                         2004................  $ 40
                         2005................    30
                         2006................   151
                         2007................    50
                         2008................     7
                       ----------------------------------


           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of FMBs. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $42 million to pay principal of, or interest on, the pollution control revenue bonds.

     (E) LONG-TERM DEBT:  SUBORDINATED DEBENTURES TO AFFILIATED TRUST-

           The Company formed a statutory business trust to sell preferred securities and invest the gross proceeds in subordinated debentures. Ownership of the Company's trust is through a separate wholly owned limited partnership. In this transaction, the trust invested the gross proceeds from the sale of its preferred securities in the preferred securities of the limited partnership, which in turn invested those proceeds in the 7.35% subordinated debentures of the Company. The Company has effectively provided a full and unconditional guarantee of obligations under the trust's preferred securities. The trust's preferred securities are redeemable at the option of the Company beginning in May 2004 at 100% of their principal amount.

           Interest on the subordinated debentures (and therefore distributions on the trust's preferred securities) may be deferred for up to 60 months, but the Company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

           Upon adoption of FIN 46R "Consolidation of Variable Interest Entities", the limited partnership and statutory business trust discussed above are not consolidated on the Company's financial statements as of December 31, 2003 (see Note 8).

     (F) COMPREHENSIVE INCOME-

           Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the Company's parent. As of December 31, 2003, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $32.5 million.

5.   SHORT-TERM BORROWINGS:

           The Company may borrow from its affiliates on a short-term basis. As of December 31, 2003, the Company had total short-term borrowings of $65.3 million from its affiliates. The weighted average interest rates on short-term borrowings outstanding at December 31, 2003 and 2002 were 1.7% and 1.8%, respectively.

6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $168 million for property additions and improvements from 2004 through 2006, of which approximately $55 million is applicable to 2004.

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

           The Company is also insured as to its interest in TMI-2 under a policy issued to the operating company for the plant. Under this policy, $150 million is provided for property damage and decontamination and decommissioning costs. Under this policy, the Company can be assessed a maximum of approximately $0.3 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

     (C) ENVIRONMENTAL MATTERS-

           The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has accrued liabilities aggregating approximately $59,000 as of December 31, 2003. The Company accrues for environmental costs only when it can conclude that it is probable that they have an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims are reflected in the Company's determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable. The Company does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.

     (D) OTHER LEGAL PROCEEDINGS-

           Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against the Company, the most significant of which is described above.

           On August 14, 2003, various states and parts of southern Canada experienced a widespread power outage. That outage affected approximately 1.4 million customers in FirstEnergy's service area. FirstEnergy continues to accumulate data and evaluate the status of its electrical system prior to and during the outage event, and continues to cooperate with the U.S.-Canada Power System Outage Task Force (Task Force) investigating the August 14th outage. The interim report issued by the Task Force on November 18, 2003 concluded that the problems leading to the outage began in FirstEnergy's service area. Specifically, the interim report concludes, among other things, that the initiation of the August 14th outage resulted from the coincidence on that afternoon of the following events: (1) inadequate situational awareness at FirstEnergy; (2) FirstEnergy's failure to adequately manage tree growth in its transmission rights of way; and (3) failure of the interconnected grid's reliability organizations (Midwest Independent System Operator and PJM Interconnection) to provide effective diagnostic support. FirstEnergy believes that the interim report falls far short of providing a complete and comprehensive picture of the conditions that contributed to the August 14th outage and that it does not adequately address the underlying causes of the outage. FirstEnergy remains convinced that the outage cannot be explained by events on any one utility's system. On November 25, 2003, The Public Utillity Commission of Ohio (PUCO) ordered FirstEnergy to file a plan with the PUCO no later than March 1, 2004, illustrating how FirstEnergy will correct problems identified by the Task Force as events contributing to the August 14th outage and addressing how FirstEnergy proposes to upgrade its control room computer hardware and software and improve the training of control room operators to ensure that similar problems do not occur in the future. The PUCO, in consultation with the North American Electric Reliability Council, will review the plan before determining the next steps in the proceeding. On December 24, 2003, the FERC ordered FirstEnergy to pay for an independent study of part of Ohio's power grid. The study is to examine the stability of the grid in critical points in the Cleveland and Akron areas; the status of projected power reserves during summer 2004 through 2008; and the need for new transmission lines or other grid projects. The FERC ordered the study to be completed within 120 days. At this time, it is unknown what the cost of such study will be, or the impact of the results.

7.   OTHER INFORMATION :

           The following represents the financial data which includes supplemental unaudited prior years' information as compared to consolidated financial statements and notes previously reported in 2001.


     (A) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Nov. 7-       Jan. 1-
                                                                                  Dec. 31,      Nov. 6,
                                                          2003         2002        2001         2001
                                                          ----         ----         ----         ----
                                                                                 (Unaudited)  (Unaudited)
                                                                         (In thousands)
         Other cash flows from operating activities:
         Accrued retirement benefit obligations....    $ (3,284)     $    63     $      1   |   $    (15)
         Accrued compensation, net.................       5,531       (2,491)          --   |     (1,238)
         Accrued taxes.............................      (7,334)       9,059        5,229   |    (18,960)
         Accrued interest..........................      (4,600)      (1,020)       5,629   |     (2,536)
         Prepayments and other.....................       3,131        2,508       10,456   |    (15,140)
         Other.....................................     (28,172)      (8,657)     (13,029)  |    (21,424)
                                                       --------      -------     ---------  |   --------
           Other cash provided from (used for)
             operating activities..................    $(34,728)     $  (538)    $  8,286   |   $(59,313)
                                                       ========      ========    ========   |   =========


     (B) REVENUES - INDEPENDENT SYSTEM OPERATOR (ISO) TRANSACTIONS-

           The Company records purchase and sales transactions with PJM Interconnection ISO, an independent system operator, on a gross basis in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The aggregate purchase and sales transactions for the three years ended December 31, 2003, are summarized as follows:
                                                 Nov. 7-Dec. 31, Jan. 1-Nov. 6,
                         2003          2002          2001            2001
     --------------------------------------------------------------------------
                                                  (Unaudited)    (Unaudited)
                                                        (In millions)
                                                               |
     Sales............. $  3          $  9           $  1      |     $11
     Purchases.........   13            67             13      |      81
     --------------------------------------------------------------------------


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

     (C) TRANSACTIONS WITH AFFILIATED COMPANIES-

           The primary affiliated companies transactions are as follows:
                                                            Nov. 7-     Jan. 1-
                                                            Dec. 31,    Nov. 6,
                                          2003     2002      2001        2001
--------------------------------------------------------------------------------
                                                         (Unaudited) (Unaudited)
                                                    (In millions)
Operating Revenues:
Wholesale sales-affiliated companies...   $ --    $ 18.6     $3.2     |   $8.4
                                                                      |
Operating Expenses:                                                   |
Power purchased from FES...............    276.7   171.9     10.6     |    --
Service Company support services.......     49.5    68.1     14.0     |   81.0
Power purchased from other affiliates..      2.2     9.5      1.9     |    9.2
--------------------------------------------------------------------------------


     (D) RETIREMENTS BENEFITS (1)

           Net pension and other postretirement benefit costs (income) for the three years ended December 31, 2003 are approximately as follows:

                                                           Nov. 7-     Jan. 1-
                                                           Dec. 31,    Nov. 6,
                                        2003      2002      2001        2001
--------------------------------------------------------------------------------
                                                         (Unaudited) (Unaudited)
                                                    (In millions)

Pension Benefits.......................   $5      $(11)       $(3)       $(8)
Other Postretirement Benefits..........    7         3          1          8
-------------------------------------------------------------------------------

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

           As described in Note 4(E), the Company created a statutory business trust to issue trust preferred securities in the amount of $93 million. Application of the guidance in FIN 46R resulted in the holders of the preferred securities being considered the primary beneficiaries of these trusts. Therefore, the Company has deconsolidated the trust and recognized an equity investment in the trust of $3 million and subordinated debentures to the trust of $96 million as of December 31, 2003.

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

           In June 2003, the FASB cleared DIG Issue C20 for implementation in fiscal quarters beginning after July 10, 2003. The issue supersedes earlier DIG Issue C11, "Interpretation of Clearly and Closely Related in Contracts That Qualify for the Normal Purchases and Normal Sales Exception." DIG Issue C20 provides guidance regarding when the presence of a general index, such as the Consumer Price Index, in a contract would prevent that contract from qualifying for the normal purchases and normal sales exception under SFAS 133, as amended, and therefore exempt from the mark-to-market treatment of certain contracts. Adoption of DIG Issue C20 did not impact the Company's financial statements.

9. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The following summarizes certain consolidated operating results by quarter for 2003 and 2002.


                                                 March 31,      June 30,      Sept. 30,       Dec. 31,
Three Months Ended                                 2003          2003            2003          2003 (a)
-------------------------------------------------------------------------------------------------------
                                                                      (In millions)

Operating Revenues..........................      $251.2         $217.7         $261.7        $240.4
Operating Expenses and Taxes................       227.2          199.1          242.7         218.9
-------------------------------------------------------------------------------------------------------
Operating Income............................        24.0           18.6           19.0          21.5
Other Income................................         5.2            5.3            5.4           6.8
Net Interest Charges........................        12.4           11.0           10.7          10.7
-------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of
   Accounting Change........................        16.8           12.9           13.7          17.6
Cumulative Effect of Accounting Change
   (Net of Income Taxes)....................         0.2           --             --            --
-------------------------------------------------------------------------------------------------------
Net Income..................................      $ 17.0         $ 12.9         $ 13.7        $ 17.6
=====================================================================================================--


                                                 March 31,      June 30,      Sept. 30,       Dec. 31,
Three Months Ended                                 2002          2002            2002          2002
-----------------------------------------------------------------------------------------------------
                                                                      (In millions)

Operating Revenues..........................      $245.8         $240.0         $281.5        $219.3
Operating Expenses and Taxes................       212.3          216.8          267.9         198.3
-----------------------------------------------------------------------------------------------------
Operating Income............................        33.5           23.2           13.6          21.0
Other Income................................         5.2            5.5            5.9           5.1
Net Interest Charges........................        12.1           12.7           12.4          12.6
-----------------------------------------------------------------------------------------------------
Net Income..................................      $ 26.6         $ 16.0         $  7.1        $ 13.5
=====================================================================================================

(a)......Net income for the three months ended December 31, 2003, was increased by $1.6 million due to adjustments that were subsequently capitalized to construction projects in the fourth quarter. The adjustments included $0.4 million and $1.2 million of costs charged to expense in the second and third quarters, respectively. Management concluded that the adjustments were not material to the consolidated financial statements for any quarter of 2003.

Report of Independent Auditors


To the Stockholders and Board of Directors of Metropolitan Edison Company:

In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Metropolitan Edison Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of Metropolitan Edison Company and subsidiaries for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger), were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated March 18, 2002.

As discussed in Note 1(E) to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003. As discussed in Note 8 to the consolidated financial statements, the Company changed its method of accounting for the consolidation of variable interest entities as of December 31, 2003.


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