Form 10-K, Exhibit 13
period 2003-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; OHIO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2004-03-15
CIK 20947, 77278, 352049, 73960, 53456, 65350, 77227, 1031296

PENNSYLVANIA ELECTRIC COMPANY

                       2003 ANNUAL REPORT TO STOCKHOLDERS



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






Contents                                                                   Page
--------                                                                   ----
Selected Financial Data...........................................          1
Management's Discussion and Analysis..............................         2-12
Consolidated Statements of Income.................................         13
Consolidated Balance Sheets.......................................         14
Consolidated Statements of Capitalization.........................         15
Consolidated Statements of Common Stockholder's Equity............         16
Consolidated Statements of Preferred Stock........................         16
Consolidated Statements of Cash Flows.............................         17
Consolidated Statements of Taxes..................................         18
Notes to Consolidated Financial Statements........................        19-34
Reports of Independent Auditors...................................        35-36


                                           PENNSYLVANIA ELECTRIC COMPANY

                                              SELECTED FINANCIAL DATA

                                                                       Nov. 7 -     Jan. 1 -
                                            2003           2002    Dec. 31, 2001  Nov. 6, 2001   2000         1999
----------------------------------------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)


Operating Revenues.....................  $   976,855  $ 1,027,102   $  140,062  |  $ 834,548   $  901,881   $  921,965
                                         ===========  ===========   ==========  |  =========    =========   ==========
                                                                                |
Operating Income.......................  $    60,210  $    88,190   $   14,341  |  $  70,049   $   80,336   $  140,925
                                         ===========  ===========   ==========  |  =========   ==========   ==========
                                                                                |
Income Before Cumulative Effect                                                 |
   of Accounting Change................  $    20,237  $    50,910   $   10,795  |  $  23,718   $   39,250   $  152,491
                                         ===========  ===========   ==========  |  =========   ==========   ==========
                                                                                |
Net Income.............................  $    21,333  $    50,910   $   10,795  |  $  23,718   $   39,250   $  152,491
                                         ===========  ===========   ==========  |  =========   ==========   ==========
                                                                                |
Earnings on Common Stock...............  $    21,333  $    50,910   $   10,795  |  $  23,718   $   39,250   $  151,611
                                         ===========  ===========   ==========  |  =========   ==========   ==========
                                                                                |
Total Assets...........................  $ 3,052,243  $ 3,163,254   $3,300,269  |              $2,331,484   $2,463,052
                                         ===========  ===========   ==========  |              ==========   ==========
                                                                                |
                                                                                |
Capitalization as of December 31:                                               |
   Common Stockholder's Equity.........  $ 1,297,332  $ 1,353,704   $1,306,576  |              $  469,837   $  461,182
   Company-Obligated Trust Preferred                                            |
     Securities........................           --       92,214       92,000  |                 100,000      100,000
   Long-Term Debt......................      438,764      470,274      472,400  |                 519,481      426,795
                                         -----------  -----------   ----------  |              ----------   ----------
     Total Capitalization..............  $ 1,736,096  $ 1,916,192   $1,870,976  |              $1,089,318   $  987,977
                                         ===========  ===========   ==========  |              ==========   ==========
                                                                                |
                                                                                |
Capitalization Ratios:                                                          |
   Common Stockholder's Equity.........         74.7%        70.7%        69.8% |                    43.1%        46.7%
   Company-Obligated Trust Preferred                                            |
     Securities........................         --            4.8          4.9  |                     9.2         10.1
   Long-Term Debt......................         25.3         24.5         25.3  |                    47.7         43.2
                                               -----        -----        -----  |                   -----        -----
     Total Capitalization..............        100.0%       100.0%       100.0% |                   100.0%       100.0%
                                               =====        =====        =====  |                   =====        =====
                                                                                |
                                                                                |
Distribution Kilowatt-Hour Deliveries (Millions):                               |
   Residential.........................        4,166        4,196          721  |      3,264        3,949        3,864
   Commercial..........................        4,748        4,753          758  |      3,733        4,509        4,319
   Industrial..........................        4,443        4,336          685  |      3,658        4,698        4,865
   Other...............................           41           42            7  |         34           40           43
                                              ------       ------        -----  |     ------       ------       ------
   Total Retail........................       13,398       13,327        2,171  |     10,689       13,196       13,091
   Total Wholesale.....................            2          516          107  |      1,351        2,885        4,219
                                             -------        -----        -----  |     ------       ------       ------
   Total...............................       13,400       13,843        2,278  |     12,040       16,081       17,310
                                              ======       ======        =====  |     ======       ======       ======
                                                                                |
                                                                                |
Customers Served:                                                               |
   Residential.........................      503,738      503,007      502,901  |                 502,052      500,930
   Commercial..........................       77,737       77,125       76,005  |                  74,282       73,979
   Industrial..........................        2,545        2,605        2,652  |                   2,703        2,844
   Other...............................        1,069        1,081        1,099  |                   1,110        1,110
                                             -------      -------      -------  |                 -------      -------
   Total...............................      585,089      583,818      582,657  |                 580,147      578,863
                                             =======      =======      =======  |                 =======      =======

                                                         1

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

Results of Operations

           Net income decreased by 58.1% to $21.3 million in 2003, compared to $50.9 million in 2002, as a result of lower operating revenues and higher other operating costs, general taxes and net interest charges. Net income increased by 47.5% to $50.9 million in 2002 from $34.5 million in 2001. In 2002, earnings were higher due to increased operating revenues and lower other operating costs. Partially offsetting these results was the absence of deferral accounting for energy costs in 2002 (see Regulatory Matters), as well as higher general taxes.

       Electric Sales

           Operating revenues decreased $50.2 million in 2003, following a $52.5 million increase in 2002. The decrease resulted from lower kilowatt-hour sales in all customer classifications -- residential, commercial and industrial, as well as a significant reduction in kilowatt-hour sales to wholesale customers. Wholesale sales revenues decreased by $32.1 million in 2003, primarily attributable to lower sales to non-affiliated companies. Total retail generation kilowatt-hour sales decreased 2.5% ($21.9 million in operating revenues) as a result of decreases in industrial sales (7.2%), residential sales (0.7%) and commercial sales (0.6%). The decrease in industrial sales was primarily due to more industrial customers being served by alternative suppliers. Distribution deliveries increased by 0.5% due to an increase in industrial deliveries as a result of a slightly improving economy - partially offset by lower deliveries to residential, commercial and street light customers.

           Changes in kilowatt-hour sales by customer class in 2003 and 2002 are summarized in the following table:


           Changes in Kilowatt-Hour Sales             2003           2002
           -----------------------------------------------------------------
           Increase (Decrease)
           Electric Generation:
               Retail..................              (2.5)%          13.7%
               Wholesale...............             (99.5)%         (64.7)%
           -----------------------------------------------------------------
           Total Electric Generation Sales           (6.4)%           4.5%
           =================================================================
           Distribution Deliveries:
               Residential.............               (.7)%           5.3%
               Commercial..............               (.1)%           5.8%
               Industrial..............               2.5%            (.2)%
           -----------------------------------------------------------------
           Total Distribution Deliveries              (.5)%           3.6%
           =================================================================


       Operating Expenses and Taxes

           Total operating expenses and taxes decreased by 2.4% or $22.3 million in 2003 and increased 5.5% or $48.7 million in 2002, compared to the preceding year. Lower purchased power costs, depreciation and income taxes, offset in part by increased other operating costs and general taxes, accounted for the decrease in 2003. In 2002, the increase was due to higher purchased power costs and general taxes, offset in part by a decrease in other operating costs.

           Purchased power costs decreased by 6.3% or $40.7 million in 2003, compared to the prior year. The decrease was due primarily to a reduction in kilowatt-hours purchased to support lower kilowatt-hour sales to retail and wholesale customers.

           Purchased power costs increased $50.1 million in 2002, compared to the prior year. The increase was due primarily to energy costs of $32.8 million incurred in 2002 that otherwise would have been deferred absent a Pennsylvania Commonwealth Court decision (see Regulatory Matters). That increase was partially offset by a reduction in power purchased during 2002, as well as by the absence of a one-time $16.0 million pre-tax charge related to the termination of a wholesale energy contract with Allegheny Electric Cooperative in 2001.

           Other operating costs increased by 23.7% or $31.5 million in 2003, compared to 2002. The increase was primarily due to increased costs to restore customer service resulting from significant storm activity and higher employee benefit costs. Other operating costs decreased $25.6 million in 2002, compared to the previous year. The decrease was primarily due to reduced uncollectible accounts, personnel reductions and the absence of employee severance costs accrued in 2001.

       Other Income

           The increase in other income in 2002 of $5.3 million was primarily due to the absence of 2001 charges for a sustainable energy fund and renewable energy projects (which were required by the Stipulation of Settlement related to the FirstEnergy/GPU merger) and the absence of 2001 net losses on futures contracts and options. That increase was partially offset by a decrease in interest income.

       Net Interest Charges

           Net interest charges increased $2.9 million in 2003, compared to the prior year. The increase was due to a lower level of deferred interest costs, offset in part by lower preferred stock dividend requirements. In 2002, net interest charges decreased $7.3 million, compared to the previous year, due to reduced short-term borrowing levels and amortization of purchase accounting fair market value adjustments recorded in connection with the merger.

Cumulative Effect of Accounting Change

           Results in 2003 include an after-tax credit to net income of approximately $1.1 million upon the adoption of SFAS 143, "Accounting for Asset Retirement Obligations," in January 2003. We identified applicable legal obligations as defined under the new accounting standard for nuclear power plant decommissioning. As a result of adopting SFAS 143 in January 2003, asset retirement costs of $93 million were recorded as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $93 million. ARO liability at the date of adoption was $99 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, we recorded decommissioning liabilities of $130 million. We expect substantially all of our nuclear decommissioning costs to be recoverable in rates over time. Therefore, we recognized a regulatory liability of $30.8 million upon adoption of SFAS 143 for the transition amounts related to establishing the ARO for nuclear decommissioning. The remaining cumulative effect adjustment for unrecognized depreciation and accretion offset by the reduction in the liabilities was a $1.9 million increase to income, or $1.1 million net of income taxes.

Capital Resources and Liquidity

       Changes in Cash Position

           As of December 31, 2003, we had $36,000 of cash and cash equivalents compared with $10.3 million as of December 31, 2002. The major sources for changes in these balances are summarized below.

       Cash Flows From Operating Activities

           Cash flows provided from operating activities totaled $16 million in 2003 and $39 million in 2002. The sources of these changes are as follows:

           Operating Cash Flows        2003         2002         2001
           --------------------------------------------------------------
                                                        (In millions)
           Cash earnings (1)........  $ 88           $97         $(21)
           Working capital..........   (72)          (58)           5
           --------------------------------------------------------------

           Total....................  $ 16           $39         $(16)
           ==============================================================

           (1)
             Includes net income, depreciation and amortization, deferred costs recoverable as regulatory assets, deferred income taxes, investment tax credits, cumulative effect of accounting change and pension changes.

       Cash Flows From Financing Activities

           In 2003, net cash used for financing activities of $49 million reflects $36 million of common stock dividend payments to FirstEnergy and reduced short-term borrowings. The following table provides details regarding new issues and redemptions during 2003 and 2002:

           Securities Issued or Redeemed                      2003       2002
           --------------------------------------------------------------------
                                                               (In millions)
           Redemptions
                Unsecured notes............................. $  1        $50
           --------------------------------------------------------------------

           Short-term Borrowings, net (use)/source of cash..  (12)        13
           --------------------------------------------------------------------

           In 2002, net cash used for financing activities totaled $66 million, reflecting $50 million redemptions of debt and $29 million of common stock dividend payments to FirstEnergy, partially offset by $13 million of short-term borrowings.

           We had $78.5 million of short-term indebtedness at the end of 2003, compared to $90.4 million at the end of 2002. We may borrow from our affiliates on a short-term basis. We will not issue first mortgage bonds (FMB) other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2003, we had the capability to issue $23 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

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


Ratings of Securities
--------------------------------------------------------------------
                    Securities         S&P       Moody's      Fitch
--------------------------------------------------------------------
FirstEnergy       Senior unsecured     BB+         Baa3       BBB-


Penelec           Senior secured       BBB         Baa1       BBB+
                  Senior unsecured     BBB-        Baa2       BBB
--------------------------------------------------------------------


           On September 30, 2003, Fitch Ratings lowered the senior unsecured ratings of FirstEnergy to "BBB-" from "BBB." Fitch also lowered the senior secured and senior unsecured ratings of Penelec. Fitch announced that the Rating Outlook is Stable for the securities of FirstEnergy and Penelec. Fitch stated that the changes to the long-term ratings were "driven by the high debt leverage of the parent, FirstEnergy. Despite management's commitment to reduce debt related to the GPU merger, subsequent cash flows have been vulnerable to unfavorable events, slowing the pace of FirstEnergy's debt reduction efforts. The Stable Outlook reflects the success of FirstEnergy's recent common equity offering and management's focus on a relatively conservative integrated utility strategy."

           On December 23, 2003, S&P lowered its corporate credit ratings on FirstEnergy and its regulated utility subsidiaries to "BBB-" from "BBB" and lowered FirstEnergy's senior unsecured debt rating to "BB+" from "BBB-". Penelec's ratings were lowered one notch as well (see table above). The ratings were removed from CreditWatch with negative implications, where they had been placed by S&P on August 18, 2003, and the Ratings Outlook returned to Stable. The rating action followed a revision in S&P's assessment of our consolidated business risk profile to `6' from `5' (`1' equals low risk, `10' equals high risk), with S&P citing operational and management challenges as well as heightened regulatory uncertainty for its revision of our business risk assessment score. S&P's rationale for its revisions of the ratings included uncertainty regarding the timing of the Ohio Rate Plan filing, the pending final report on the August 14 blackout (see Power Outage), the outcome of the remedial phase of litigation relating to the Sammis plant, and the extended Davis-Besse outage and the related pending subpoena. S&P further stated that the restart of Davis-Besse and a supportive Ohio Rate Plan extension will be vital positive developments that would aid an upgrade of FirstEnergy's ratings. S&P's reduction of the credit ratings in December 2003 triggered cash and letter-of-credit collateral calls of FirstEnergy in addition to higher interest rates for some outstanding borrowings.

           On February 6, 2004, Moody's downgraded FirstEnergy senior unsecured debt to Baa3 from Baa2 and downgraded the senior secured debt of Penelec to Baa1 from A2. Moody's also downgraded the senior unsecured rating of Penelec to Baa2 from A2. Moody's said that the lower ratings were prompted by: "1) high consolidated leverage with significant holding company debt, 2) a degree of regulatory uncertainty in the service territories in which the company operates,
3) risks associated with investigations of the causes of the August 2003 blackout, and related securities litigation, and 4) a narrowing of the ratings range for the FirstEnergy operating utilities, given the degree to which FirstEnergy increasingly manages the utilities as a single system and the significant financial interrelationship among the subsidiaries."

       Cash Flows From Investing Activities

           Cash provided from investing activities totaled $22 million in 2003 and cash used for investing activities totaled approximately $2 million in 2002. In both periods, cash outflows for property additions to support the distribution of electricity were offset by proceeds from non-utility generation trusts. In addition, a net $1.7 million loan payment was received from associated companies in 2003.

           Our cash requirements in 2004 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions are expected to be met without increasing our net debt and preferred stock outstanding. Over the next three years, we expect to meet our contractual obligations with cash flows from operations. Thereafter, we expect to use a combination of cash flows from operations and funds from the capital markets.

           Our capital spending for the period 2004-2006 is expected to be about $198 million, of which approximately $66 million applies to 2004.

Contractual Obligations

           Our cash contractual obligations as of December 31, 2003 that we consider firm obligations are as follows:


                                                   2005-    2007-
Contractual Obligations          Total   2004      2006     2008     Thereafter
-------------------------------------------------------------------------------
                                               (In millions)
Long-term debt..............    $  564   $125      $  8     $  3       $  428
Short-term borrowings.......        79     79        --       --           --
Purchases (1)...............     3,628    233       750      867        1,778
-------------------------------------------------------------------------------
     Total..................    $4,271   $437      $758     $870       $2,206
-------------------------------------------------------------------------------

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


Increase (Decrease) in the Fair
Value of Derivative Contracts
                                                                 Non-Hedge     Hedge     Total
                                                                 ---------     -----     -----
                                                                            (In millions)
Change in the Fair Value of Commodity Derivative Contracts
Outstanding net asset as of January 1, 2003.................       $ 8.7       $ 0.1    $  8.8
New contract value when entered.............................         --          --        --
Additions/Increase in value of existing contracts...........         4.5         --        4.5
Change in techniques/assumptions............................         2.3         --        2.3
Settled contracts...........................................         --         (0.1)     (0.1)
                                                                 ------------------------------

Net Assets - Derivatives Contracts as of December 31, 2003(1)      $15.5       $ --      $15.5
                                                                 ==============================

Impact of Changes in Commodity Derivative Contracts (2)
Income Statement Effects (Pre-Tax)..........................       $ 0.8       $ --      $ 0.8
Balance Sheet Effects:
   OCI (Pre-Tax)............................................       $ --        $(0.1)    $(0.1)
   Regulatory Liability.....................................       $ 6.0       $ --      $ 6.0


(1) Includes $14.5 million in non-hedge commodity derivative contracts which are offset by a regulatory liability.
(2) Represents the increase in value of existing contracts and settled contracts.


Derivatives included on the Consolidated Balance Sheet as of December 31, 2003:

                                                     Non-Hedge    Hedge    Total
                                                     ---------    -----    -----
                                                             (In millions)

           Non-Current-
                 Noncurrent Liabilities.........      $15.5     $   --     $15.5
                                                      -----      -----      ----

                   Net liability................      $15.5     $   --     $15.5
                                                      =====     ======     =====


           The valuation of derivative contracts is based on observable market information to the extent that such information is available. In cases where such information is not available, we rely on model-based information. The model provides estimates of future regional prices for electricity and an estimate of related price volatility. We utilize these results in developing estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of derivative contracts by year are summarized in the following table:

Source of Information - Fair Value by Contract Year
---------------------------------------------------

                                          2004       2005       2006       2007     Thereafter     Total
                                          ----       ----       ----       ----     ----------     -----
                                                                   (In millions)

Prices based on external sources(1)...    $2.3       $2.6        $ --      $ --         $ --        $ 4.9
Prices based on models................     --         --          2.5       2.4          5.7         10.6
                                         ----------------------------------------------------------------

    Total(2)..........................    $2.3       $2.6        $2.5      $2.4         $5.7        $15.5
                                         ================================================================

(1) Broker quote sheets.
(2) Includes $14.5 million from an embedded option that is offset by a regulatory liability and does not affect earnings.


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


Comparison of Carrying Value to Fair Value
-------------------------------------------------------------------------------------------------------------------
                                                                                        There-               Fair
Year of Maturity                 2004       2005       2006       2007       2008        after      Total   Value
-------------------------------------------------------------------------------------------------------------------
                                                              (Dollars in millions)
Assets
-------------------------------------------------------------------------------------------------------------------
Investments Other Than Cash
   and Cash Equivalents-
   Fixed Income...............                                                           $ 93      $  93     $ 93
   Average interest rate......                                                            2.9%       2.9%
-------------------------------------------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------------------------------------------
Long-term Debt and Other
  Long-Term Obligations:
Fixed rate....................   $125        $  8                $   3                   $428       $564     $612
   Average interest rate .....    5.8%        7.5%                 6.1%                   6.8%       6.5%
Short-term Borrowings.........   $ 79                                                               $ 79     $ 79
   Average interest rate......    1.7%                                                               1.7%
-------------------------------------------------------------------------------------------------------------------

       Equity Price Risk

           Included in nuclear decommissioning trusts, as required by the Nuclear Regulatory Commission, are marketable equity securities carried at their market value of approximately $54 million and $42 million at December 31, 2003 and 2002, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $5 million reduction in fair value as of December 31, 2003 (see Note 1 (L) - "Cash and Financial Instruments").

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

           Regulatory assets are costs which have been authorized by the PPUC and the Federal Energy Regulatory Commission (FERC) for recovery from customers in future periods and, without such authorization, would have been charged to income when incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of the regulatory plan as discussed below. Our regulatory assets totaled $497 million and $600 million as of December 31, 2003 and December 31, 2002, respectively.

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

           In the first quarter of 2002, the Company established a $111.1 million reserve for its PLR deferred energy costs incurred prior to its acquisition by FirstEnergy. The reserve reflected the potential adverse impact of the then pending Pennsylvania Supreme Court decision whether to review the Commonwealth Court ruling. The reserve increased goodwill by an aggregate net of tax amount of $65.0 million.

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

       Environmental Matters

           We have been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. We have accrued liabilities aggregating approximately $43,000 as of December 31, 2003. We do not believe environmental remediation costs will have a material adverse effect on our financial condition, cash flows or results of operations.

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

       Purchase Accounting

           The merger between FirstEnergy and GPU was accounted for by the purchase method of accounting, which requires judgment regarding the allocation of the purchase price based on the fair values of the assets acquired (including intangible assets) and the liabilities assumed. The fair values of the acquired assets and assumed liabilities were based primarily on estimates. The adjustments reflected in our records, which were finalized in the fourth quarter of 2002, primarily consist of: (1) revaluation of certain property, plant and equipment; (2) adjusting preferred stock subject to mandatory redemption and long-term debt to estimated fair value; (3) recognizing additional obligations related to retirement benefits; and (4) recognizing estimated severance and other compensation liabilities. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was recognized as goodwill. Based on the guidance provided by SFAS 142, "Goodwill and Other Intangible Assets," we evaluate goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment were indicated, we would recognize a loss - calculated as the difference between the implied fair value of its goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2003, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. As of December 31, 2003, we had recorded goodwill of approximately $899 million related to the merger.

       Regulatory Accounting

           We are subject to regulation that sets the prices (rates) we are permitted to charge our customers based on the costs that the regulatory agencies determine we are permitted to recover. At times, regulators permit the future recovery through rates of costs that would be currently charged to expense by an unregulated company. This rate-making process results in the recording of regulatory assets based on anticipated future cash inflows. As a result of the changing regulatory framework in Pennsylvania, a significant amount of regulatory assets have been recorded - $497 million as of December 31, 2003. We regularly review these assets to assess their ultimate recoverability within the approved regulatory guidelines. Impairment risk associated with these assets relates to potentially adverse legislative, judicial or regulatory actions in the future.

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

           As a result of GPU Service Inc. merging with FirstEnergy Service Company in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, our accrued pension costs as of June 30, 2003 increased by $71 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of our pension plan assets, we reduced our minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $20 million, recording an increase of $47,000 in an intangible asset and crediting OCI by $12 million (offsetting previously recorded deferred tax benefits by $8 million). The remaining balance in OCI of $42 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $58 million as of December 31, 2003.

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


Increase in Costs from Adverse Changes in Key Assumptions
--------------------------------------------------------------------------------
Assumption                       Adverse Change       Pension     OPEB     Total
--------------------------------------------------------------------------------
                                                             (In millions)
Discount rate................    Decrease by 0.25%     $ 10        $ 6      $ 16
Long-term return on assets...    Decrease by 0.25%     $  8        $ 1      $  9
Health care trend rate.......    Increase by 1%          na        $26      $ 26

Increase in Minimum Liability
----------------------------
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

           As described in Note 4(E), we created a statutory business trust to issue trust preferred securities in the amount of $92 million. Application of the guidance in FIN 46R resulted in the holders of the preferred securities being considered the primary beneficiaries of these trusts. Therefore, we have deconsolidated the trust and recognized an equity investment in the trust of $3 million and subordinated debentures to the trust of $95 million as of December 31, 2003.

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


                                           PENNSYLVANIA ELECTRIC COMPANY

                                         CONSOLIDATED STATEMENTS OF INCOME


                                                                                              Nov 7 -       Jan. 1 -
                                                                   2003           2002     Dec. 31, 2001   Nov. 6, 2001
----------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands)

OPERATING REVENUES (Note 1(K))............................       $976,855     $1,027,102     $140,062    |   $834,548
                                                                 --------     ----------     --------    |   --------
                                                                                                         |
OPERATING EXPENSES AND TAXES:                                                                            |
   Fuel and purchased power (Note 1(K))...................        609,015        649,725       79,815    |    519,838
   Other operating costs (Note 1(K))......................        164,474        132,996       20,015    |    138,543
                                                                 --------     ----------     --------    |   --------
     Total operation and maintenance expenses.............        773,489        782,721       99,830    |    658,381
   Provision for depreciation and amortization............         53,754         61,476        8,613    |     49,191
   General taxes..........................................         66,999         65,301        6,281    |     39,532
   Income taxes...........................................         22,403         29,414       10,997    |     17,395
                                                                 --------     ----------     --------    |   --------
     Total operating expenses and taxes...................        916,645        938,912      125,721    |    764,499
                                                                 --------     ----------     --------    |   --------
                                                                                                         |
OPERATING INCOME..........................................         60,210         88,190       14,341    |     70,049
                                                                                                         |
OTHER INCOME (EXPENSE)....................................          1,920          1,742        3,049    |     (6,610)
                                                                 --------     ----------     --------    |   --------
                                                                                                         |
INCOME BEFORE NET INTEREST CHARGES........................         62,130         89,932       17,390    |     63,439
                                                                 --------     ----------     --------    |   --------
                                                                                                         |
NET INTEREST CHARGES:                                                                                    |
   Interest on long-term debt.............................         29,565         31,758        3,972    |     28,751
   Allowance for borrowed funds used during                                                              |
     construction.........................................           (320)           (52)          47    |       (494)
   Deferred interest .....................................          4,553         (3,299)        (504)   |       (783)
   Other interest expense ................................          4,318          3,061        1,979    |      6,008
   Subsidiary's preferred stock dividend requirements.....          3,777          7,554        1,101    |      6,239
                                                                 --------     ----------     --------    |   --------
     Net interest charges.................................         41,893         39,022        6,595    |     39,721
                                                                 --------     ----------     --------    |   --------
                                                                                                         |
INCOME BEFORE CUMULATIVE                                                                                 |
   EFFECT OF ACCOUNTING CHANGE............................         20,237         50,910       10,795    |     23,718
                                                                                                         |
   Cumulative effect of accounting change (net of                                                        |
     income taxes of $777,000) (Note 1(H))................          1,096             --           --    |         --
                                                                 --------     ----------     --------    |   --------
                                                                                                         |
NET INCOME................................................       $ 21,333     $   50,910     $ 10,795    |   $ 23,718
                                                                 ========     ==========     ========    |   ========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                        13


<
                                           PENNSYLVANIA ELECTRIC COMPANY

                                            CONSOLIDATED BALANCE SHEETS



As of December 31,                                                                        2003             2002
------------------------------------------------------------------------------------------------------------------
                                                                                              (In thousands)
                                         ASSETS
UTILITY PLANT:
   In service.....................................................................     $1,966,624       $1,844,999
   Less-Accumulated provision for depreciation....................................        785,715          647,581
                                                                                       ----------       ----------
                                                                                        1,180,909        1,197,418
   Construction work in progress..................................................         29,063           19,200
                                                                                       ----------       ----------
                                                                                        1,209,972        1,216,618
                                                                                       ----------       ----------
OTHER PROPERTY AND INVESTMENTS:
   Non-utility generation trusts..................................................         43,864          109,881
   Nuclear plant decommissioning trusts...........................................        102,673           88,818
   Long-term notes receivable from associated companies...........................         13,794           15,515
   Other..........................................................................         19,635            9,425
                                                                                       ----------       ----------
                                                                                          179,966          223,639
                                                                                       ----------       ----------
CURRENT ASSETS:
   Cash and cash equivalents......................................................             36           10,310
   Receivables-
     Customers (less accumulated provisions of $5,833,000 and $6,216,000
       respectively, for uncollectible accounts)..................................        124,462          128,303
     Associated companies.........................................................         88,598           45,236
     Other........................................................................         15,767           16,184
   Prepayments and other..........................................................          2,511            2,551
                                                                                       ----------       ----------
                                                                                          231,374          202,584
                                                                                       ----------       ----------
NONCURRENT LIABILITIES:
   Regulatory assets..............................................................        497,219          599,663
   Goodwill.......................................................................        898,547          898,086
   Accumulated deferred income tax benefits.......................................         16,642            1,517
   Other..........................................................................         18,523           21,147
                                                                                       ----------       ----------
                                                                                        1,430,931        1,520,413
                                                                                       ----------       ----------
                                                                                       $3,052,243       $3,163,254
                                                                                       ==========       ==========
                           CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
   Common stockholder's equity....................................................     $1,297,332       $1,353,704
   Company-obligated trust preferred securities (Note 4(E)).......................             --           92,214
   Long-term debt and other long-term obligations--
     Subordinated debentures to affiliated trusts (Note 4(E)).....................         95,520               --
     Other........................................................................        343,244          470,274
                                                                                       ----------       ----------
                                                                                        1,736,096        1,916,192
                                                                                       ----------       ----------
CURRENT LIABILITIES:
   Currently payable long-term debt ..............................................        125,762              813
   Short-term borrowings (Note 5)-
     Associated companies.........................................................         78,510           90,427
   Accounts payable-
     Associated companies.........................................................         55,831          129,906
     Other........................................................................         40,192           29,690
   Accrued  taxes.................................................................          8,705           21,271
   Accrued interest...............................................................         12,694           12,695
   Other..........................................................................         21,764            8,409
                                                                                       ----------       ----------
                                                                                          343,458          293,211
                                                                                       ----------       ----------
NONCURRENT LIABILITIES:
   Accumulated deferred investment tax credits....................................          9,936           10,924
   Asset retirement obligation....................................................        105,089               --
   Nuclear plant decommissioning costs............................................             --          135,450
   Nuclear fuel disposal costs....................................................         18,968           18,771
   Power purchase contract loss liability.........................................        670,482          765,063
   Retirement benefits............................................................        145,081            1,041
   Other..........................................................................         23,133           22,602
                                                                                       ----------       ----------
                                                                                          972,689          953,851
                                                                                       ----------       ----------
COMMITMENTS AND CONTINGENCIES
   (Notes 3 and 6)................................................................
                                                                                       ----------       ----------
                                                                                       $3,052,243       $3,163,254
                                                                                       ==========       ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.


                                                   PENNSYLVANIA ELECTRIC COMPANY

                                             CONSOLIDATED STATEMENTS OF CAPITALIZATION


As of December 31,                                                                  2003         2002
-------------------------------------------------------------------------------------------------------------
                                            (Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
   Common stock, par value $20 per share, authorized 5,400,000 shares
     5,290,596 shares outstanding...........................................    $  105,812     $  105,812
   Other paid-in capital....................................................     1,215,667      1,215,256
   Accumulated other comprehensive loss (Note 4(F)).........................       (42,185)           (69)
   Retained earnings (Note 4(A))............................................        18,038         32,705
                                                                                ----------     ----------
     Total common stockholder's equity......................................     1,297,332      1,353,704
                                                                                ----------     ----------

   COMPANY OBLIGATED TRUST
   PREFERRED SECURITIES
   OF SUBSIDIARY TRUST
   (NOTE 4(E)):
     7.34% due 2039.........................................................            --         92,214
                                                                                ----------     ----------

LONG-TERM DEBT (Note 4(D)):
   First mortgage bonds:
     6.125% due 2007........................................................         3,700          3,905
     5.35% due 2010.........................................................        12,310         12,310
     5.35% due 2010.........................................................        12,000         12,000
     5.80% due 2020.........................................................        20,000         20,000
     6.05% due 2025.........................................................        25,000         25,000
                                                                                ----------     ----------
       Total first mortgage bonds...........................................        73,010         73,215
                                                                                ----------     ----------

   Unsecured notes:
     5.75% due 2004.........................................................       125,000        125,000
     7.50% due 2005.........................................................         8,000          8,000
     6.125% due 2009........................................................       100,000        100,000
     7.77% due 2010.........................................................        35,000         35,000
     6.625% due 2019........................................................       125,000        125,000
     7.34% due 2039.........................................................        95,520             --
     7.49% due 2039.........................................................         2,968          2,984
                                                                                ----------     ----------
       Total unsecured notes................................................       491,488        395,984
                                                                                ----------     ----------

   Capital lease obligations (Note 3).......................................           540          1,132
   Net unamortized premium discount on debt.................................          (512)           756
   Long-term debt due within one year.......................................      (125,762)          (813)
                                                                                ----------     ----------

     Total long-term debt...................................................       438,764        470,274
                                                                                ----------     ----------

TOTAL CAPITALIZATION........................................................    $1,736,096     $1,916,192
                                                                                ==========     ==========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                           PENNSYLVANIA ELECTRIC COMPANY

                               CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY


                                                                   Common Stock                    Accumulated
                                                               -------------------      Other        Other
                                               Comprehensive    Number        Par      Paid-In    Comprehensive    Retained
                                                   Income      of Shares     Value     Capital    Income (Loss)    Earnings
                                               -------------   ---------     -----     -------    -------------    --------
                                                                            (Dollars in thousands)

Balance, January 1, 2001.......................                5,290,596   $105,812   $  320,487     $     23      $ 43,515
   Net income..................................   $ 23,718                                                           23,718
   Net unrealized gain on investments..........         12                                                 12
   Net unrealized loss on derivative
     instruments ..............................    ( 1,064)                                            (1,064)
                                                  --------
   Comprehensive income........................   $ 22,666
                                                  --------
   Equity contribution from parent.............                                           50,000
---------------------------------------------------------------------------------------------------------------------------
Balance, November 6, 2001......................                5,290,596    105,812      370,487       (1,029)       67,233
   Purchase accounting fair value adjustment...                                          817,703        1,029       (67,233)
___________________________________________________________________________________________________________________________

Balance, November 7, 2001......................                5,290,596    105,812    1,188,190           --            --
   Net income..................................   $ 10,795                                                           10,795
   Net unrealized loss on investments..........         (2)                                                (2)
   Net unrealized gain on derivative
     instruments ..............................      1,781                                              1,781
                                                  --------
   Comprehensive income........................   $ 12,574
                                                  --------
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001.....................                5,290,596    105,812    1,188,190        1,779        10,795
   Net income..................................   $ 50,910                                                           50,910
   Net unrealized gain  on investments.........          5                                                  5
   Net unrealized loss on derivative
     instruments ..............................     (1,853)                                            (1,853)
                                                  --------
   Comprehensive income........................   $ 49,062
                                                  --------
   Cash dividends on common stock..............                                                                     (29,000)
   Purchase accounting fair value adjustment...                                           27,066
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002.....................                5,290,596    105,812    1,215,256          (69)       32,705
   Net income..................................   $ 21,333                                                           21,333
   Net unrealized gain on derivative
     instruments.......,,......................         72                                                 72
   Minimum liability for unfunded retirement
     benefits, net of $(29,908,000)
     of income taxes ..........................    (42,188)                                           (42,188)
                                                  --------
   Comprehensive loss..........................   $(20,783)
                                                  --------
   Cash dividends on common stock..............                                                                     (36,000)
   Purchase accounting fair value adjustment...                                              411
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003.....................                5,290,596   $105,812   $1,215,667     $(42,185)     $ 18,038
===========================================================================================================================






                   CONSOLIDATED STATEMENTS OF PREFERRED STOCK

                                                        Subject to
                                                   Mandatory Redemption
                                                ------------------------
                                                 Number         Carrying
                                                of Shares         Value
                                                ---------       --------
                                                  (Dollars in thousands)


          Balance, January 1, 2001..........   4,000,000        $100,000
          ==============================================================
            Purchase accounting fair
              value adjustment..............                      (8,000)
          --------------------------------------------------------------
          Balance, December 31, 2001........   4,000,000          92,000
          ==============================================================
            Amortization of fair market
              value adjustment..............                         214
          --------------------------------------------------------------
          Balance, December 31, 2002........   4,000,000        $ 92,214
          ==============================================================
            FIN 46 Deconsolidation
              7.34% Series..................  (4,000,000)        (92,428)
            Amortization of fair market
              value adjustment..............                         214
          --------------------------------------------------------------
          Balance, December 31, 2003........          --        $     --
          ==============================================================



The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                   PENNSYLVANIA ELECTRIC COMPANY

                                               CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                            Nov. 7 -       Jan. 1 -
                                                                2003            2002     Dec. 31, 2001   Nov. 6, 2001
---------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income................................................    $ 21,333       $ 50,910      $ 10,795    |  $  23,718
   Adjustments to reconcile net income to net                                                          |
   cash from operating activities:                                                                     |
     Provision for depreciation and amortization..........      53,754         61,476         8,613    |     49,191
     Other amortization, net..............................          --             94           309    |      1,672
     Deferred costs recoverable as regulatory assets......     (37,218)       (58,953)       (7,467)   |   (143,462)
     Deferred income taxes, net...........................      41,877         11,893       (23,127)   |     60,170
     Investment tax credits, net..........................        (988)        (1,032)         (171)   |       (970)
     Cumulative effect of accounting change (Note 1(H))...      (1,873)            --            --    |         --
     Receivables..........................................      13,052        (27,509)      (26,592)   |     16,566
     Accounts payable.....................................     (84,700)        (5,514)      (19,382)   |     29,462
     Accrued retirement benefit obligations...............       2,727             --            --    |         --
     Other (Note 7).......................................       8,012          7,947        41,590    |    (36,884)
                                                              --------       --------      --------    |  ---------
       Net cash provided from (used for) operating                                                     |
         activities ......................................      15,976         39,312       (15,432)   |       (537)
                                                              --------       --------      --------    |  ---------
                                                                                                       |
                                                                                                       |
CASH FLOWS FROM FINANCING ACTIVITIES:                                                                  |
   New Financing-                                                                                      |
     Short-term borrowings, net...........................          --         12,804         2,623    |     19,200
     Contributions from parent............................          --             --            --    |     50,000
   Redemptions and Repayments-                                                                         |
     Long-term debt.......................................        (812)       (49,973)           --    |         --
     Short-term borrowings, net...........................     (11,917)            --            --    |         --
   Dividend Payments-                                                                                  |
     Common stock.........................................     (36,000)       (29,000)           --    |         --
                                                              --------       --------      --------    |  ---------
       Net cash provided from (used for) financing                                                     |
         activities ......................................     (48,729)       (66,169)        2,623    |     69,200
                                                              --------       --------      --------    |  ---------
                                                                                                       |
                                                                                                       |
CASH FLOWS FROM INVESTING ACTIVITIES:                                                                  |
   Property additions.....................................     (44,657)       (50,671)       (9,687)   |    (50,543)
   Non-utility generation trusts..........................      66,327         49,044        29,944    |     18,339
   Contributions to decommissioning trust withdrawals.....          --             --            --    |        (15)
   Loan payments from associated companies, net...........       1,721             --            --    |         --
   Other..................................................        (912)          (239)         (246)   |     (5,194)
                                                              --------       --------      --------    |  ---------
       Net cash provided from (used for) investing                                                     |
         activities ......................................      22,479         (1,866)       20,011    |    (37,413)
                                                              --------       --------      --------    |  ---------
                                                                                                       |
                                                                                                       |
                                                                                                       |
Net increase (decrease) in cash and cash equivalents......     (10,274)       (28,723)        7,202    |     31,250
Cash and cash equivalents at beginning of period..........      10,310         39,033        31,831    |        581
                                                              --------       --------      --------    |  ---------
Cash and cash equivalents at end of period...............     $     36       $ 10,310      $ 39,033    |  $  31,831
                                                              ========       ========      ========    |  =========
                                                                                                       |
SUPPLEMENTAL CASH FLOWS INFORMATION:                                                                   |
Cash Paid During the Year-                                                                             |
     Interest (net of amounts capitalized)................    $ 37,497       $ 32,695      $  2,018    |  $  35,134
                                                              ========       ========      ========    |  =========
     Income taxes (refund)................................    $ 10,695       $ 43,613      $(12,176)   |  $ (14,542)
                                                              ========       ========      ========    |  =========


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                                   PENNSYLVANIA ELECTRIC COMPANY

                                                 CONSOLIDATED STATEMENTS OF TAXES


                                                                                             Nov. 7 -       Jan. 1 -
                                                                   2003          2002      Dec. 31, 2001  Nov. 6, 2001
----------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands)
GENERAL TAXES:
State gross receipts*.......................................    $  53,716    $  55,505       $   5,560  |  $ 30,932
Real and personal property..................................        1,624        1,583            (146) |     1,622
Other.......................................................       11,659        8,213             867  |     6,978
                                                                ---------    ---------       ---------  |  --------
       Total general taxes..................................    $  66,999    $  65,301       $   6,281  |  $ 39,532
                                                                =========    =========       =========  |  ========
                                                                                                        |
PROVISION FOR INCOME TAXES:                                                                             |
Currently payable-                                                                                      |
   Federal..................................................    $ (15,968)   $  17,554       $  23,861  |  $(36,615)
   State....................................................          692        5,833           7,667  |    (3,183)
                                                                ---------    ---------       ---------  |  --------
                                                                  (15,276)      23,387          31,528  |   (39,798)
                                                                ---------    ---------       ---------  |  --------
Deferred, net-                                                                                          |
   Federal..................................................       35,136       10,600         (17,511) |    46,346
   State....................................................        6,741        1,293          (5,616) |    13,824
                                                                ---------    ---------       ---------  |  --------
                                                                   41,877       11,893         (23,127) |    60,170
                                                                ---------    ---------       ---------  |  --------
Investment tax credit amortization..........................         (988)      (1,032)           (171) |      (970)
                                                                ---------    ---------       ---------  |  --------
       Total provision for income taxes.....................    $  25,613    $  34,248       $   8,230  |  $ 19,402
                                                                =========    =========       =========  |  ========
                                                                                                        |
INCOME STATEMENT CLASSIFICATION                                                                         |
OF PROVISION FOR INCOME TAXES:                                                                          |
Operating income............................................    $  22,403    $  29,414       $  10,997  |  $ 17,395
Other income................................................        2,433        4,834          (2,767) |     2,007
Cumulative effect of accounting change......................          777           --              --  |        --
                                                                ---------    ---------       ---------  |  --------
       Total provision for income taxes.....................    $  25,613    $  34,248       $   8,230  |  $ 19,402
                                                                =========    =========       =========  |  ========
                                                                                                        |
RECONCILIATION OF FEDERAL INCOME TAX                                                                    |
EXPENSE AT STATUTORY RATE TO TOTAL                                                                      |
PROVISION FOR INCOME TAXES:                                                                             |
Book income before provision for income taxes                   $  46,946    $  85,158       $  19,025  |  $ 43,120
                                                                =========    =========       =========  |  ========
Federal income tax expense at statutory rate................    $  16,431    $  29,805       $   6,659  |  $ 15,092
Increases (reductions) in taxes resulting from-                                                         |
   Amortization of investment tax credits...................         (988)      (1,032)           (171) |      (969)
   Depreciation.............................................        2,655        1,591             555  |     1,407
   State income tax, net of federal tax.....................        4,831        4,702           1,404  |     7,156
   Allocated share of consolidated tax savings..............           --           --              --  |    (2,912)
   Other, net...............................................        2,684         (818)           (217) |      (372)
                                                                ---------    ---------       ---------  |  --------
       Total provision for income taxes.....................    $  25,613    $  34,248       $   8,230  |  $ 19,402
                                                                =========    =========       =========  |  ========
                                                                                                        |
ACCUMULATED DEFERRED INCOME TAXES AT                                                                    |
DECEMBER 31:                                                                                            |
Property basis differences..................................    $ 291,752    $ 242,192       $ 256,951  |
Nuclear decommissioning.....................................      (39,869)     (41,665)        (42,138) |
Non-utility generation costs................................     (223,350)    (223,644)       (214,492) |
Purchase accounting basis difference........................         (762)        (762)        (38,407) |
Sale of generation assets...................................        7,495        7,495           7,495  |
Regulatory transition charge................................           --           --           9,329  |
Customer receivables for future income taxes................       55,817       52,793          61,493  |
Other comprehensive income..................................      (29,908)          --              --  |
Employee benefits...........................................      (42,368)          --              --  |
Other.......................................................      (35,449)     (37,926)        (18,549) |
                                                                ---------    ---------       ---------  |
       Net deferred income tax liability (asset)............    $ (16,642)   $  (1,517)      $  21,682  |
                                                                =========    =========       =========  |

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

           Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2003 or 2002, with respect to any particular segment of the Company's customers. Total customer receivables were $124 million (billed - $73 million and unbilled - $51 million) and $128 million (billed - $79 million and unbilled - $49 million) as of December 31, 2003 and 2002, respectively.

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

           In June 2001, the PPUC approved the Settlement Stipulation with all of the major parties in the combined merger and rate relief proceedings which approved the FirstEnergy/GPU merger and provided provider of last resort (PLR) deferred accounting treatment for energy costs, permitting the Company to defer, for future recovery, energy costs in excess of amounts reflected in its capped generation rates retroactive to January 1, 2001. This PLR deferral accounting procedure was later denied in a February 2002 Commonwealth Court of Pennsylvania decision. The court decision also affirmed the PPUC decision regarding the approval of merger, remanding the decision to the PPUC only with respect to the issue of merger savings. In the first quarter of 2002, the Company established a $111.1 million reserve for its PLR deferred energy costs incurred prior to its acquisition by FirstEnergy. The reserve reflected the potential adverse impact of the then pending Pennsylvania Supreme Court decision whether to review the Commonwealth Court ruling. The reserve increased goodwill by an aggregate net of tax amount of $65.0 million.

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

         Regulatory Assets-

           The Companies recognize, as regulatory assets, costs which the FERC and the PPUC have authorized for recovery from customers in future periods. Without such authorization, the costs would have been charged to income as incurred. All regulatory assets are expected to continue to be recovered from customers under the Company's regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continue the application of Statement of Financial Accounting Standards (SFAS) No. 71 (SFAS
71), "Accounting for the Effects of Certain Types of Regulation," to those operations.

           Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

                                                             2003      2002
           --------------------------------------------------------------------
                                                             (In millions)

           Regulatory transition charge...................   $366       $434
           Customer receivables for future income taxes...    128        125
           Nuclear decommissioning costs..................     (1)        36
           Loss on reacquired debt and other..............      4          5
           -----------------------------------------------------------------
              Total.......................................   $497       $600
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

           The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.7% in 2003, 3.0% in 2002 and 2.9% in 2001.

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

           The Company identified applicable legal obligations as defined under the new standard for nuclear power plant decommissioning. The ARO liability as of the date of adoption of SFAS 143 was $99.1 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. As of December 31, 2002, the Company recognized decommissioning liabilities of $129.9 million. The Company expects substantially all nuclear decommissioning costs to be recoverable through regulated rates. Therefore, a regulatory liability of $30.8 million was recognized upon adoption of SFAS 143. Accretion during 2003 was $6.0 million, bringing the ARO liability as of December 31, 2003 to $105.1 million. The ARO includes the Company's obligation for nuclear decommissioning of Three Mile Island Unit 2 (TMI-2). The Company's share of the obligation to decommission TMI-2 was developed based on a site-specific study performed by an independent engineer. The Company utilized an expected cash flow approach (as discussed in FASB Concepts Statement No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements") to measure the fair value of the nuclear decommissioning ARO. The Company maintains nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2003, the fair value of the decommissioning trust assets was $102.7 million.

           The following table provides the year-end balance of the ARO for 2002, as if SFAS 143 had been adopted on January 1, 2002.

           Adjusted ARO Reconciliation                    2002
           --------------------------------------------------------
                                                      (In millions)
           Beginning balance as of January 1, 2002          $93.5
           Accretion in 2002                                  5.6
           --------------------------------------------------------
           Ending balance as of December 31, 2002           $99.1
           --------------------------------------------------------

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

           If FirstEnergy had accounted for employee stock options under the fair value method of SFAS 123, "Accounting for Stock Compensation,", a higher value would have been assigned to the options granted. The weighted average assumptions used in valuing the options and their resulting estimated fair values would be as follows:

                                         2003         2002         2001
     --------------------------------------------------------------------
     Valuation assumptions:
       Expected option term (years)       7.9          8.1          8.3
       Expected volatility.........     26.91%       23.31%       23.45%
       Expected dividend yield.....      5.09%        4.36%        5.00%
       Risk-free interest rate.....      3.67%        4.60%        4.67%
     Fair value per option.........     $5.09        $6.45        $4.97
     --------------------------------------------------------------------


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

     (H) CUMULATIVE EFFECT OF ACCOUNTING CHANGE

           As a result of adopting SFAS 143 in January 2003, asset retirement costs were recorded in the amount of $93 million as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $93 million. The ARO liability on the date of adoption was $99 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $1.9 million increase to income ($1.1 million net of tax) in the year ended December 31, 2003. If SFAS 143 had been applied during 2002 and 2001, the impact would not have been material to the Company's Consolidated Statements of Income.

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

           The following sets forth the funded status of the plans and amounts recognized on FirstEnergy's Consolidated Balance Sheets as of December 31:


         Obligations and Funded Status                 Pension Benefits             Other Benefits
                                                       ----------------             --------------
         As of December 31                             2003         2002          2003         2002
         ------------------------------------------------------------------------------------------
                                                                       (In millions)
         Change in benefit obligation
         Benefit obligation at beginning of year..    $3,866       $3,548        $ 2,077    $ 1,582
         Service cost.............................        66           59             43         28
         Interest cost............................       253          249            136        114
         Plan participants' contributions.........        --           --              6         --
         Plan amendments..........................        --           --           (123)      (121)
         Actuarial loss...........................       222          268            323        440
         GPU acquisition (Note 2).................        --          (12)            --        110
         Benefits paid............................      (245)        (246)           (94)       (76)
                                                      ------       ------        -------    -------
         Benefit obligation at end of year........    $4,162       $3,866        $ 2,368    $ 2,077
                                                      ======       ======        =======    =======

         Change in fair value of plan assets
         Fair value of plan assets at beginning
           of year                                    $2,889       $3,484        $   473    $   535
         Actual return on plan assets.............       671         (349)            88        (57)
         Company contribution.....................        --           --             68         31
         Plan participants' contribution..........        --           --              2         --
         Benefits paid............................      (245)        (246)           (94)       (36)
                                                      ------       ------        -------    -------
         Fair value of plan assets at end of year.    $3,315       $2,889        $   537    $   473
                                                      ======       ======        =======   ========

         Funded status............................    $ (847)      $ (977)       $(1,831)   $(1,604)
         Unrecognized net actuarial loss..........       919        1,186            994        752
         Unrecognized prior service cost (benefit)        72           78           (221)      (107)
         Unrecognized net transition obligation...        --           --             83         92
                                                      ------       ------        -------    -------
         Net asset (liability) recognized.........    $  144       $  287        $  (975)   $  (867)
                                                      ======       ======        =======    =======

         Amounts Recognized in the
         Consolidated Balance Sheets
         As of December 31
         ----------------------------------------
         Accrued benefit cost.....................    $(438)       $ (548)       $ (975)    $  (867)
         Intangible assets........................       72            78            --          --
         Accumulated other comprehensive loss.....      510           757            --          --
                                                      -----        ------        ------     -------
         Net amount recognized....................    $ 144        $  287        $ (975)    $  (867)
                                                      =====        ======        ======     =======
         Company's share of net amount recognized.    $  14        $   --        $  (86)    $    --
                                                      =====        ======        ======     =======

         Increase (decrease) in minimum liability
           included in other comprehensive
           income (net of tax)....................    $ (145)      $  444        $   --     $    --

         Weighted-Average Assumptions Used
         to Determine Benefit Obligations
         As of December 31
         ---------------------------------------
         Discount rate............................    6.25%         6.75%          6.25%       6.75%
         Rate of compensation increase............    3.50%         3.50%

         Allocation of Plan Assets
         As of December 31
         ---------------------------------------
         Asset Category
         Equity securities........................      70%           61%            71%         58%
         Debt securities..........................      27            35             22          29
         Real estate..............................       2             2             --          --
         Other....................................        1            2              7          13
                                                      -----        -----           ----        ----
         Total....................................    100%           100%           100%        100%
                                                      ===            ===            ===         ===

         Information for Pension Plans With an
         Accumulated Benefit Obligation in
         Excess of Plan Assets                        2003         2002
         ---------------------------------------      ----         ----
                                                        (In millions)
         Projected benefit obligation.............   $4,162       $3,866
         Accumulated benefit obligation...........    3,753        3,438
         Fair value of plan assets................    3,315        2,889

                                       24



         FirstEnergy's net pension and other postretirement benefit costs for the three years ended December 31, 2003 were computed as follows:

                                                        Pension Benefits              Other Benefits
                                                     ----------------------       --------------------
         Components of Net Periodic Benefit Costs    2003     2002     2001       2003    2002    2001
         ---------------------------------------------------------------------------------------------
                                                                     (In millions)
         Service cost............................   $   66  $   59   $   35      $  43    $ 29  $  18
         Interest cost...........................      253     249      133        137     114     65
         Expected return on plan assets..........     (248)   (346)    (205)       (43)    (52)   (10)
         Amortization of prior service cost......        9       9        9         (9)      3      3
         Amortization of transition obligation
           (asset)...............................       --      --       (2)         9       9      9
         Recognized net actuarial loss...........       62      --       --         40      11      5
         Voluntary early retirement program......       --      --        6         --      --      2
                                                    ------  ------   ------      -----    ----  -----
         Net periodic cost (income)..............   $  142  $  (29)  $  (24)     $ 177    $114  $  92
                                                    ======  ======   ======      =====    ====  =====
         Company's share of net periodic cost
           (income) (see Note 7)

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

           As a result of GPU Service Inc. (GPUS) merging with FirstEnergy Service Company (FESC) in the second quarter of 2003, operating company employees of GPU Service were transferred to the former GPU operating companies. Accordingly, FirstEnergy requested an actuarial study to update the pension liabilities for each of its subsidiaries. Based on the actuary's report, the accrued pension costs for the Company as of June 30, 2003 increased by $71 million. The corresponding adjustment related to this change decreased other comprehensive income and deferred income taxes and increased the payable to associated companies.

           Due to the increased market value of its pension plan assets, the Company reduced its minimum liability as prescribed by SFAS 87 as of December 31, 2003 by $20 million, recording an increase of $47,000 in an intangible asset and crediting OCI by $12 million (offsetting previously recorded deferred tax benefits by $8 million). The remaining balance in OCI of $42 million will reverse in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation. The accrued pension cost was reduced to $58 million as of December 31, 2003.

           FirstEnergy does not expect to contribute to its pension plans in 2004 and expects to contribute $16 million to its other postretirement benefit plans in 2004.

     (J) GOODWILL-

           In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Under SFAS 142, "Goodwill and Other Intangible Assets," amortization of existing goodwill ceased January 1, 2002. Instead, the Company evaluates goodwill for impairment at least annually and makes such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. When impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's annual review was completed in the third quarter of 2003. The forecasts used in the Company's evaluations of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on the Company's future evaluations of goodwill. As of December 31, 2003, the Company had $899 million of goodwill.

     (K) TRANSACTIONS WITH AFFILIATED COMPANIES-

           Operating revenues, operating expenses and other income included transactions with affiliated companies, primarily FESC, GPUS and FES. GPUS (until it ceased operations in mid-2003) and FESC have provided legal, accounting, financial and other services to the Company. The Company also entered into sale and purchase transactions with affiliates (JCP&L and Met-Ed) during the period. Effective September 1, 2002, the Company assigned its PLR responsibility to FES through a wholesale power sale agreement. See Note 7(C) for affiliated companies' transactions schedule.

           FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from its affiliates, GPUS and FESC, both subsidiaries of FirstEnergy Corp. and both "mutual service companies" as defined in Rule 93 of the Public Utility Holding Company Act of 1935 (PUHCA). The vast majority of costs are directly billed or assigned at no more than cost as determined by PUHCA Rule 91. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas that are filed annually with the SEC on Form U-13-60. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company's proportionate amount of the FirstEnergy's aggregate total for direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. It is management's belief that allocation methods utilized are reasonable.

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

                                       2003                 2002
-----------------------------------------------------------------------------
                                     Carrying    Fair     Carrying      Fair
                                      Value     Value      Value        Value
-----------------------------------------------------------------------------
                                                   (In millions)
Long-term debt.....................    $564     $612         $469       $475
Preferred stock....................    $ --     $ --         $ 92       $100
Investments other than cash
  and cash equivalents.............    $149     $149         $199       $199
-----------------------------------------------------------------------------

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

           The investment policy for the nuclear decommissioning trust funds restricts or limits the ability to hold certain types of assets including private or direct placements, warrants, securities of FirstEnergy, investments in companies owning nuclear power plants, financial derivatives, preferred stocks, securities convertible into common stock and securities of the trust fund's custodian or managers and their parents or subsidiaries. The investments that are held in the decommissioning trusts (included as "Investments other than cash and cash equivalents" in the table above) consist of equity securities ($54 million) and fixed income securities ($49 million) as of December 31, 2003. Realized and unrealized gains and losses applicable to the decommissioning trusts have been recognized in the trust investment with a corresponding change to regulatory assets. For 2003 and 2002, net realized gains were approximately $0.8 million and $0.2 million and interest and dividend income totaled approximately $2.9 million and $2.7 million, respectively.

           On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." The adoption resulted in the recognition of derivative assets on the Consolidated Balance Sheet as of January 1, 2001 in the amount of $26.0 million, with an offsetting amount, net of tax, recorded in Regulatory Assets of $25.9 million. As of January 1, 2001, the Company also recorded derivative liabilities in the amount of $1.0 million as a result of adopting SFAS 133, with a substantially offsetting amount recorded in Accumulated Other Comprehensive Income, of $0.5 million. As of January 1, 2001, a cumulative effect of accounting change was recognized as an expense in Other Income (Expense), on the Consolidated Statement of Income in the amount of $0.8 million.

           The Company is exposed to financial risks resulting from the fluctuation of interest rates and commodity prices, including electricity and natural gas. To manage the volatility relating to these exposures, the Company uses a variety of non-derivative and derivative instruments, including options, futures contracts and swaps. These derivatives are used principally for hedging purposes. The Company has a Risk Policy Committee, comprised of FirstEnergy executive officers, which exercises an independent risk oversight function to ensure compliance with corporate risk management policies and prudent risk management practices.

           The Company uses derivatives to hedge the risk of price. The Company's primary ongoing hedging activity involves cash flow hedges of electricity and natural gas purchases. The majority of the Company's forward commodity contracts are considered "normal purchases and sales," as defined by SFAS 133, and are therefore excluded from the scope of SFAS 138. The options and futures contracts determined to be within the scope of SFAS 133 are accounted for as cash flow hedges and expire on various dates through 2003. Gains and losses from hedges of commodity price risks are included in net income when the underlying hedged commodities are delivered. There was no deferred gain or loss in Accumulated Other Comprehensive Income as of December 31, 2003 related to derivative hedging activity.

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

           During 2002 and 2003, certain pre-acquisition contingencies and other final adjustments to the fair values of the assets acquired and liabilities assumed were reflected in the final allocations of the purchase price. These adjustments primarily related to: (1) final actuarial calculations related to pension and postretirement benefit obligations; (2) establishment of a reserve for deferred energy costs recognized prior to the merger; and (3) return to accrual adjustments for income taxes. As a result of these adjustments, goodwill increased by approximately $100.7 million. As of December 31, 2003, the Company had recorded goodwill of approximately $898.5 million related to the merger.

3.   LEASES:

           Consistent with regulatory treatment, the rentals for capital leases are charged to operating expenses on the Consolidated Statements of Income. The Company has a capital lease for an operations building, which expires in 2004. In each of the years 2003, 2002 and 2001, total rentals related to this capital lease were $0.7 million, comprised of an interest element of $0.1 million and other costs of $0.6 million.

           As of December 31, 2003, the future minimum lease payments on the Company's capital lease discussed above are $0.5 million for the year 2004.

4.   CAPITALIZATION:

     (A) RETAINED EARNINGS-

           The merger purchase accounting adjustments included resetting the retained earnings balance to zero as of the November 7, 2001 merger date.

           In general, the Company's first mortgage bond (FMB) indentures restrict the payment of dividends or distributions on or with respect to the Company's common stock to amounts credited to earned surplus since approximately the date of its indenture. At such date, the Company had a balance of $10.1 million in its earned surplus account, which would not be available for dividends or other distributions. As of December 31, 2003, the Company had retained earnings available to pay common stock dividends of $7.9 million, net of amounts restricted under the Company's FMB indentures.

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
    Dividends restricted..................    n/a (1)      Yes          -- (2)
    ---------------------------------------------------------------------------

     (1) Not applicable since no restricted stock was granted.
     (2) FE Plan dividends are paid as restricted stock on 4,500 shares.

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

           Stock option activities under the FE Programs for the past three years were as follows:

                                               Number of      Weighted Average
          Stock Option Activities                Options        Exercise Price
     --------------------------------------------------------------------------
     Balance, January 1, 2001.............     5,021,862             24.09
     (473,314 options exercisable)........                           24.11

       Options granted....................     4,240,273             28.11
       Options exercised..................       694,403             24.24
       Options forfeited..................       120,044             28.07
     Balance, December 31, 2001...........     8,447,688             26.04
     (1,828,341 options exercisable)......                           24.83

       Options granted.....................    3,399,579             34.48
       Options exercised...................    1,018,852             23.56
       Options forfeited...................      392,929             28.19
     Balance, December 31, 2002............   10,435,486             28.95
     (1,400,206 options exercisable).......                          26.07

       Options granted....................     3,981,100             29.71
       Options exercised..................       455,986             25.94
       Options forfeited..................       311,731             29.09
     Balance, December 31, 2003...........    13,648,869             29.27
     (1,919,662 options exercisable)......                           29.67

           As of December 31, 2003, the weighted average remaining contractual life of outstanding stock options was 7.6 years.

           Options outstanding by plan and range of exercise prices as of December 31, 2003 were as follows:

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

           Based on the amount of bonds authenticated by the Trustee through December 31, 2003, the Company's annual sinking fund requirements for all bonds issued under the mortgage amount to approximately $1 million. The Company expects to fulfill its sinking fund obligation by providing bondable property additions to the Trustee.

           Sinking fund requirements for FMBs and maturing long-term debt (excluding capital leases) for the next five years are:

                                         (In millions)
                       -------------------------------
                       2004................  $125
                       2005................     8
                       2006................    --
                       2007................     3
                       2008................    --
                       -------------------------------


           The Company's obligations to repay certain pollution control revenue bonds are secured by several series of FMBs. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $69 million to pay principal of, or interest on, the pollution control revenue bonds.

     (E) LONG-TERM DEBT:  SUBORDINATED DEBENTURES TO AFFILIATED TRUST-

           The Company formed a statutory business trust to sell preferred securities and invest the gross proceeds in subordinated debentures. Ownership of the Company's trust is through a separate wholly owned limited partnership. In this transaction, the trust invested the gross proceeds from the sale of its preferred securities in the preferred securities of the limited partnership, which in turn invested those proceeds in the 7.34% subordinated debentures of the Company. The Company has effectively provided a full and unconditional guarantee of obligations under the trust's preferred securities. The trust's preferred securities are redeemable at the option of the Company beginning in September 2004 at 100% of their principal amount.

           Interest on the subordinated debentures (and therefore distributions on the trust's preferred securities) may be deferred for up to 60 months, but the Company may not pay dividends on, or redeem or acquire, any of its cumulative preferred or common stock until deferred payments on its subordinated debentures are paid in full.

           Upon adoption of "Consolidation of Variable Interest Entities" (FIN
46R), the limited partnership and statutory business trust discussed above are not consolidated on the Company's financial statements as of December 31, 2003 (see Note 8).

     (F) COMPREHENSIVE INCOME-

           Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with the Company's parent. As of December 31, 2003, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $42.2 million.

5.   SHORT-TERM BORROWINGS:

           The Company may borrow from its affiliates on a short-term basis. As of December 31, 2003, the Company had total short-term borrowings of $78.5 million from its affiliates. The weighted average interest rates on short-term borrowings outstanding at December 31, 2003 and 2002 were 1.7% and 1.8%, respectively.

6.   COMMITMENTS, GUARANTEES AND CONTINGENCIES:

     (A) CAPITAL EXPENDITURES-

           The Company's current forecast reflects expenditures of approximately $198 million for property additions and improvements from 2004 through 2006, of which approximately $66 million is applicable to 2004.

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

     (C) ENVIRONMENTAL MATTERS-

           The Company has been named as a "potentially responsible party" (PRP) at waste disposal sites which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site be held liable on a joint and several basis. Therefore, potential environmental liabilities have been recognized on the Consolidated Balance Sheet as of December 31, 2003, based on estimates of the total costs of cleanup, the Company's proportionate responsibility for such costs and the financial ability of other nonaffiliated entities to pay. The Company has accrued liabilities aggregating approximately $43,000 as of December 31, 2003. The Company accrues for environmental costs only when they can conclude that it is probable that they have an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims are reflected in the Company's determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable. The Company does not believe environmental remediation costs will have a material adverse effect on its financial condition, cash flows or results of operations.

     (D) OTHER LEGAL PROCEEDINGS-

           Various lawsuits, claims and proceedings related to the Company's normal business operations are pending against the Company.

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

     (A) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   Nov. 7-      Jan. 1-
                                                                                   Dec. 31,     Nov. 6,
                                                             2003        2002       2001         2001
---------------------------------------------------------------------------------------------------------
                                                                                (Unaudited)    (Unaudited)
                                                                            (In millions)
Other cash flows from operating activities:
Accrued compensation, net.............................      $ 7,956    $(1,275)    $    --   |  $   (619)
Accrued taxes.........................................       (4,215)    (7,984)     26,737   |   (21,377)
Accrued interest......................................           --        411       4,002   |    (3,300)
Prepayments and other.................................           41      6,054      13,253   |    (9,990)
Other.................................................        4,230     10,741      (2,402)  |    (1,598)
                                                            -------    -------    --------   |  --------
  Other cash provided from (used for) operating activities  $ 8,012    $ 7,947     $41,590   |  $(36,884)
----------------------------------------------------------------------------------------------------------

     (B) REVENUES - INDEPENDENT SYSTEM OPERATOR (ISO) TRANSACTIONS-

           The Company records purchase and sales transactions with PJM Interconnection ISO, an independent system operator, on a gross basis in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The aggregate purchase and sales transactions for the three years ended December 31, 2003, are summarized as follows:

                                             Nov. 7-Dec. 31,   Jan. 1-Nov. 6,
                         2003       2002          2001              2001
     ------------------------------------------------------------------------
                                               (Unaudited)      (Unaudited)
                                        (In millions)
                                                             |
     Sales.........      $13        $34            $1        |       $29
     Purchases.....       18         75             9        |        79
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

     (C) TRANSACTIONS WITH AFFILIATED COMPANIES-

           The primary affiliated companies transactions are as follows:

                                                           Nov. 7-     Jan. 1-
                                                           Dec. 31,    Nov. 6,
                                           2003     2002    2001        2001
--------------------------------------------------------------------------------
                                                         (Unaudited) (Unaudited)
                                                    (In millions)
Operating Revenues:
Wholesale sales-affiliated companies...   $  --    $  9.1   $ 1.1    | $10.0
                                                                     |
Operating Expenses:                                                  |
Power purchased from FES...............     306.6   188.2    14.6    |   --
Service Company support services.......      55.3    81.5    17.0    |  93.0
Power purchased from other affiliates..       4.5     9.7     1.5    |   8.8
--------------------------------------------------------------------------------

     (D) RETIREMENTS BENEFITS- (1)

           Net pension and other postretirement benefit costs (income) for the three years ended December 31, 2003 are approximately as follows:

                                                        Nov. 7-      Jan. 1-
                                                        Dec. 31,     Nov. 6,
                                    2003     2002        2001          2001
------------------------------------------------------------------------------
                                                      (Unaudited)  (Unaudited)
                                                  (In millions)
                                                                  |
Pension Benefits..................   $ 7    $(16)         $(5)    |   $(15)
Other Postretirement Benefits.....    10       3            1     |      3
-----------------------------------------------------------------------------

(1) Includes estimated portion of benefit costs included in billings from GPUS.


8.  NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

       FIN 46 (revised December 2003), "Consolidation of Variable
       Interest Entities"

           In December 2003, the FASB issued a revised interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", referred to as "FIN 46R", requires the consolidation of a VIE by an enterprise if that enterprise is determined to be the primary beneficiary of the VIE. As required, the Company adopted FIN 46R for interests in VIEs or potential VIEs commonly referred to as special-purpose entities effective December 31, 2003. Penelec will adopt FIN 46R for all other types of entities effective March 31, 2004.

           As described in Note 4(E), the Company created a statutory business trust to issue trust preferred securities in the amount of $92 million. Application of the guidance in FIN 46R resulted in the holders of the preferred securities being considered the primary beneficiaries of these trusts.

Therefore, the Company has deconsolidated the trust and recognized an equity investment in the trust of $3 million and subordinated debentures to the trust of $95 million as of December 31, 2003.

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

9. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

           The quarterly financial information for the quarters ended June 30, 2003 and September 30, 2003 have been restated to correct costs that should have been capitalized to construction projects but were improperly recorded as operating expenses. These corrections have resulted in restated earnings increases of $0.4 million and $1.2 million during the quarters ended June 30, 2003 and September 30, 2003, respectively. The impact of these adjustments was not material to the Company's consolidated balance sheets or consolidated statements of cash flows for any quarter of 2003. The following summarizes certain consolidated operating results by quarter for 2003 and 2002.


    Three Months Ended           March 31, 2003      June 30, 2003         September 30, 2003     December 31, 2003
------------------------------------------------------------------------------------------------------------------
                                                  As Previously  As        As Previously   As
                                                   Reported    Restated     Reported    Restated
                                                   --------    --------     ---------   --------
                                                      (In millions)
Operating Revenues..................  $254.9        $231.9       $231.9       $243.0     $243.0       $247.1
Operating Expenses and Taxes........   242.2         216.0        215.6        230.5      229.3        229.6
------------------------------------------------------------------------------------------------------------
Operating Income....................    12.7          15.9         16.3         12.5       13.7         17.5
Other Income (Expense)..............    (0.2)          0.5          0.5          0.6        0.6          1.0
Net Interest Charges................     8.3           8.1          8.1          9.0        9.0         16.5
Income Before Cumulative
   Effect of Accounting Change......     4.2           8.3          8.7          4.1        5.3          2.0
Cumulative Effect of Accounting
   Change (Net of Income Taxes).....     1.1          --           --           --         --           --
------------------------------------------------------------------------------------------------------------
Net Income..........................   $ 5.3         $ 8.3        $ 8.7        $ 4.1     $  5.3        $ 2.0
============================================================================================================



                                                 March 31,      June 30,     September 30,      December 31,
Three Months Ended                                 2002           2002            2002             2002
-------------------------------------------------------------------------------------------------------------
                                                                       (In millions)

Operating Revenues..........................      $242.8          $237.6         $269.4            $277.3
Operating Expenses and Taxes................       214.3           221.7          256.4             246.5
-------------------------------------------------------------------------------------------------------------
Operating Income ...........................        28.5            15.9           13.0              30.8
Other Income (Expense)......................         0.3             0.8            1.0              (0.4)
Net Interest Charges........................        10.0             9.8            9.6               9.6
-------------------------------------------------------------------------------------------------------------
Net Income .................................      $ 18.8          $  6.9         $  4.4            $ 20.8
=============================================================================================================

Report of Independent Auditors


To the Stockholders and Board of Directors of Pennsylvania Electric Company:

In our opinion, the accompanying consolidated balance sheets and consolidated statements of capitalization and the related consolidated statements of income, common stockholder's equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Pennsylvania Electric Company (a wholly owned subsidiary of FirstEnergy Corp.) and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of Pennsylvania Electric Company and subsidiaries for the period from January 1, 2001 to November 6, 2001 (pre-merger) and the period from November 7, 2001 to December 31, 2001 (post-merger), were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those financial statements in their report dated March 18, 2002.

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