Form 10-K, Exhibit 13
period 2005-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2006-03-02
CIK 20947, 73960, 77278, 352049, 53456, 65350, 77227, 1031296

OHIO EDISON COMPANY

2005 ANNUAL REPORT TO STOCKHOLDERS

Ohio Edison Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. Ohio Edison engages in the distribution and sale of electric energy to communities in an area of 7,500 square miles in central and northeastern Ohio and, through its wholly owned Pennsylvania Power Company subsidiary, 1,500 square miles in western Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The areas Ohio Edison and Pennsylvania Power serve have populations of approximately 2.8 million and 0.3 million, respectively.

Contents	Page

Glossary of Terms	i-ii
Report of Independent Registered Public Accounting Firm	1
Selected Financial Data	2
Management's Discussion and Analysis	3-19
Consolidated Statements of Income	20
Consolidated Balance Sheets	21
Consolidated Statements of Capitalization	22-23
Consolidated Statements of Common Stockholder's Equity	24
Consolidated Statements of Preferred Stock	24
Consolidated Statements of Cash Flows	25
Consolidated Statements of Taxes	26
Notes to Consolidated Financial Statements	27-48

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify Ohio Edison Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an affiliated Ohio electric utility
Companies	OE and Penn
FENOC	FirstEnergy Nuclear Operating Company, operates nuclear generating facilities
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FGCO	FirstEnergy Generation Corp., owns and operates non-nuclear generating facilities
FirstEnergy	FirstEnergy Corp., a public utility holding company
JCP&L	Jersey Central Power & Light Company, an affiliated New Jersey electric utility
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
NGC	FirstEnergy Nuclear Generation Corp., owns nuclear generating facilities
OE	Ohio Edison Company
Ohio Companies	CEI, OE and TE
Penelec	Pennsylvania Electric Company, an affiliated Pennsylvania electric utility
Penn	Pennsylvania Power Company, OE's wholly owned Pennsylvania electric utility subsidiary
PNBV	PNBV Capital Trust, a special purpose entity created by OE in 1996
TE	The Toledo Edison Company, an affiliated Ohio electric utility

The following abbreviations and acronyms are used to identify frequently used terms in this report:

ALJ	Administrative Law Judge
AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Nonmonetary Transactions"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletins"
ARO	Asset Retirement Obligation
CAL	Confirmatory Action Letter
CAT	Commercial Activity Tax
CO2	Carbon Dioxide
CTC	Competitive Transition Charge
DOJ	United States Department of Justice
ECAR	East Central Area Reliability Coordination Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments”
EITF 04-13	EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty"
EPA	Environmental Protection Agency
EPACT	Energy Policy Act of 2005
ERO	Energy Reliability Organization
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation
FIN 46R	FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities"
FIN 47	FIN 47, “Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143”
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 115-1 and FAS 124-1	FASB Staff Position No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"
GAAP	Accounting Principles Generally Accepted in the United States
GCAF	Generation Charge Adjustment Factor

i

IRS	Internal Revenue Service
KWH	Kilowatt-hours
LOC	Letter of Credit
Medicare Act	Medicare Prescription Drug, Improvement and Modernization Act of 2003
MISO	Midwest Independent System Transmission Operator, Inc.
Moody’s	Moody’s Investors Service
MSG	Market Support Generation
MW	Megawatts
NAAQS	National Ambient Air Quality Standards
NERC	North American Electric Reliability Council
NOAC	Northwest Ohio Aggregation Coalition
NOV	Notices of Violation
NOX	Nitrogen Oxide
NRC	Nuclear Regulatory Commission
OCC	Office of the Ohio Consumers' Counsel
OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
PJM	PJM Interconnection L.L.C.
PLR	Provider of Last Resort
PPUC	Pennsylvania Public Utility Commission
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act
RCP	Rate Certainty Plan
RSP	Rate Stabilization Plan
RFP	Request for Proposal
RTC	Regulatory Transition Charge
S&P	Standard & Poor’s Ratings Service
SEC	U.S. Securities and Exchange Commission
SFAC	Statement of Financial Accounting Concepts
SFAC 7	SFAC No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements"
SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS 101	SFAS No. 101, "Accounting for Discontinuation of Application of SFAS 71"
SFAS 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS 115	SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 150	SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"
SFAS 151	SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4"
SFAS 153	SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"
SFAS 154	SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"
SO2	Sulfur Dioxide
VIE	Variable Interest Entity

ii

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of Ohio Edison Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Ohio Edison Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(G) and Note 11 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003 and conditional asset retirement obligations as of December 31, 2005.

PricewaterhouseCoopers LLP
Cleveland, Ohio
February 27, 2006

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the sections entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and with our consolidated financial statements and the “Notes to Consolidated Financial Statements.” Our Consolidated Statements of Income are not necessarily indicative of future conditions or results of operations.

OHIO EDISON COMPANY

SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
	(Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues	$2,975,553	$2,945,583	$2,925,310	$2,948,675	$3,056,464

Operating Income	$335,383	$335,529	$336,936	$453,831	$466,819

Income Before Cumulative Effect
of Accounting Changes	$330,398	$342,766	$292,925	$356,159	$350,212

Net Income	$314,055	$342,766	$324,645	$356,159	$350,212

Earnings on Common Stock	$311,420	$340,264	$321,913	$349,649	$339,510

Total Assets	$6,097,277	$6,482,627	$7,316,489	$7,789,539	$7,915,391

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder’s Equity	$2,502,191	$2,493,809	$2,582,970	$2,839,255	$2,671,001
Preferred Stock-
Not Subject to Mandatory Redemption	75,070	100,070	100,070	100,070	200,070
Subject to Mandatory Redemption	-	-	-	13,500	134,250
Long-Term Debt and Other Long-Term Obligations	1,019,642	1,114,914	1,179,789	1,219,347	1,614,996
Total Capitalization	$3,596,903	$3,708,793	$3,862,829	$4,172,172	$4,620,317

CAPITALIZATION RATIOS:
Common Stockholder’s Equity	69.6%	67.2%	66.9%	68.1%	57.8%
Preferred Stock-
Not Subject to Mandatory Redemption	2.1	2.7	2.6	2.4	4.3
Subject to Mandatory Redemption	-	-	-	0.3	2.9
Long-Term Debt and Other Long-Term Obligations	28.3	30.1	30.5	29.2	35.0
Total Capitalization	100.0%	100.0%	100.0%	100.0%	100.0%

DISTRIBUTION KWH DELIVERIES (Millions):
Residential	10,901	10,180	10,009	10,233	9,646
Commercial	8,566	8,276	8,105	7,994	7,967
Industrial	11,058	10,700	10,658	10,672	10,995
Other	154	144	160	154	152
Total	30,679	29,300	28,932	29,053	28,760

CUSTOMERS SERVED:
Residential	1,062,665	1,056,560	1,044,419	1,041,825	1,033,414
Commercial	130,472	129,017	127,856	119,771	118,469
Industrial	1,152	1,149	1,182	4,500	4,573
Other	1,890	1,751	1,752	1,756	1,664
Total	1,196,179	1,188,477	1,175,209	1,167,852	1,158,120

Number of Employees	1,422	1,370	1,521	1,569	1,618

OHIO EDISON COMPANY

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Forward-looking Statements. This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of our regulated utilities to collect transition and other charges or to recover increased transmission costs, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), the repeal of PUHCA and the legal and regulatory changes resulting from the implementation of the EPACT, the uncertainty of the timing and amounts of the capital expenditures (including that such amounts could be higher than anticipated) or levels of emission reductions related to the settlement agreement resolving the New Source Review litigation, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits, fines or other enforcement actions and remedies) of governmental investigations and oversight, including by the Securities and Exchange Commission, the United States Attorney's Office, the Nuclear Regulatory Commission, the Public Utilities Commission of Ohio and the Pennsylvania Public Utility Commission as disclosed in our Securities and Exchange Commission filings, generally, and with respect to heightened scrutiny at the Perry Nuclear Power Plant in particular, the continuing availability and operation of generating units, the ability of generating units to continue to operate at, or near full capacity, our inability to accomplish or realize anticipated benefits from strategic goals (including employee workforce factors), the anticipated benefits from our voluntary pension plan contributions, our ability to improve electric commodity margins and to experience growth in the distribution business, our ability to access the public securities and other capital markets and the cost of such capital, the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to the August 14, 2003 regional power outage, the risks and other factors discussed from time to time in our Securities and Exchange Commission filings, and other similar factors. Also, a credit rating should not be viewed as a recommendation to buy, sell or hold securities and may be revised or withdrawn by a rating agency at any time. We expressly disclaim any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

FirstEnergy Intra-System Generation Asset Transfers

On May 13, 2005, Penn, and on May 18, 2005, the Ohio Companies entered into certain agreements implementing a series of intra-system generation asset transfers that were completed in the fourth quarter of 2005. The asset transfers resulted in the respective undivided ownership interests of the Ohio Companies and Penn in FirstEnergy’s nuclear and non-nuclear generation assets being owned by NGC, and FGCO, respectively. The generating plant interests transferred do not include our leasehold interests in certain of the plants that are currently subject to sale and leaseback arrangements with non-affiliates.

On October 24, 2005, we completed the intra-system transfer of non-nuclear generation assets to FGCO. Prior to the transfer, FGCO, as lessee under a Master Facility Lease with the Ohio Companies and Penn, leased, operated and maintained the non-nuclear generation assets that it now owns. The asset transfers were consummated pursuant to FGCO's purchase option under the Master Facility Lease.

On December 16, 2005, we completed the intra-system transfer of our ownership interests in the nuclear generation assets to NGC through an asset spin-off in the form of a dividend. FENOC continues to operate and maintain the nuclear generation assets.

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

The transfers are expected to affect our near-term future results with reductions in revenues and expenses. Revenues will be reduced due to the termination of the sale of our nuclear-generated KWH and the lease of our non-nuclear-generated assets arrangements with FES. Our expenses will be lower due to the nuclear fuel and operating costs assumed by NGC as well as depreciation and property tax expenses assumed by FGCO and NGC related to the transferred generating assets. OE will retain the nuclear-generated KWH sales arrangement and the portion of expenses related to our retained leasehold interests in Perry and Beaver Valley Unit 2. In addition, we will receive interest income from associated company notes receivable from FGCO and NGC for the transfer of our generation net assets and eliminate the interest expense on certain pollution control notes to be transferred to FGCO and NGC. FES will continue to provide our PLR requirements under revised purchased power arrangements for a three-year period beginning January 1, 2006 (see Regulatory Matters).

Results of Operations

  Earnings on common stock in 2005 decreased to $311 million from $340 million in 2004. Earnings on common stock in 2005 included an after-tax charge to income of $16 million from the cumulative effect of an accounting change due to the adoption of FIN 47 in December 2005 (see Note 2(G)). Income before the cumulative effect of an accounting change was $330 million in 2005. The earnings decrease in 2005 primarily resulted from increases in regulatory asset amortization and other operating costs and a decrease in other income, partially offset by higher operating revenues and lower purchased power and nuclear operating costs compared to 2004.

  Earnings on common stock in 2004 increased to $340 million from $322 million in 2003. Earnings on common stock in 2003 included an after-tax gain of $32 million from the cumulative effect of an accounting change due to the adoption of SFAS 143 (see Note 2(G)). Income before the cumulative effect of an accounting change was $293 million in 2003. The earnings increase in 2004 primarily resulted from lower nuclear operating costs and reduced financing costs, partially offset by higher purchased power costs compared to 2003.

Operating Revenues

Operating revenues increased by $30 million (1.0%) in 2005 compared with 2004 primarily due to increases of $50 million in retail generation and $43 million in distribution deliveries, partially offset by decreases of $37 million in wholesale sales revenue, $32 million in lease revenues from associated companies and an additional $6 million in shopping incentive credits discussed below. Increased retail generation revenues (residential - $20 million; commercial - $9 million; and industrial - $22 million) reflected the impact of higher KWH sales. The increased generation KWH sales to residential (7.0%) and commercial (4.5%) customers were due to warmer summer weather in 2005, compared to 2004, which increased air-conditioning loads. Increased industrial revenues were primarily due to higher unit prices and also reflected the impact of a 1.9% increase in generation KWH sales. Industrial sales were affected by increased shopping as generation services provided to industrial customers by alternative suppliers as a percent of total industrial sales delivered in our service area increased by 1.0 percentage point. Commercial customer shopping decreased slightly by 0.6 percentage point and residential customer shopping remained relatively unchanged compared to 2004.

The intra-system generation asset transfers discussed above had an effect on our wholesale sales revenues and lease revenues in the fourth quarter of 2005. Lower wholesale revenues in 2005 compared to 2004 reflected decreased sales to FES of $61 million (8.1% KWH sales decrease), due to reduced nuclear generation available for sale. In addition, the nuclear asset transfers on December 16, 2005 terminated our nuclear generation sales arrangement with FES (except for those revenues related to our retained nuclear leasehold interests). The decreased sales to FES were partially offset by a $24 million increase in sales to unaffiliated customers (including MSG sales) reflecting increased KWH sales (2.7%) and higher unit prices. Revenues from the leases of fossil generation assets to FGCO decreased when the lease arrangements were terminated as a result of the non-nuclear intra-system generation asset transfers completed on October 24, 2005.

Distribution revenues increased $43 million in 2005 compared with 2004 due to higher revenues in the residential sector ($44 million) and commercial sector ($2 million), partially offset by lower industrial revenues ($3 million). Higher distribution deliveries to residential and commercial customers due to warmer summer weather in 2005 were partially offset by lower unit prices. Revenues in the industrial sector decreased due to lower unit prices offsetting an increase in distribution deliveries.

   Operating revenues increased by $20 million (0.7%) in 2004 compared with 2003 primarily due to increases of $22 million in wholesale sales revenue and $12 million in retail generation revenues, partially offset by $16 million in shopping incentive credits discussed below. Revenues from wholesale sales to FES increased by $29 million, reflecting greater nuclear generation available for sale, and were partially offset by $10 million of lower revenues due to the expiration of a contract in July 2003. The higher retail generation revenues primarily resulted from a $9 million increase in sales to industrial customers, reflecting a 1.1 percentage point decrease in shopping by these customers in our service areas. Revenues from sales to residential customers decreased by $2 million as shopping within this sector increased by 2.5 percentage points. Commercial revenues increased by $5 million due to higher KWH sales and unit prices, while the percentage of commercial customers shopping remained relatively unchanged.

Revenues from distribution throughput increased $3 million in 2004 compared with 2003. Distribution deliveries to commercial customers increased by $11 million in 2004 compared to 2003, reflecting increased KWH deliveries (2.1%) and higher unit prices. Lower unit prices offset the effect of higher throughput, resulting in a decrease of $9 million in revenues from industrial customers. The increased sales to the commercial and industrial sectors resulted from the improving economy in our service area.

  Under our Ohio transition plan, we provided incentives to customers to encourage switching to alternative energy providers. In 2005 and 2004, we provided additional shopping credits of $6 million and $16 million, respectively, from the prior year. These revenue reductions are deferred for future recovery under our transition plan and do not affect current period earnings.

  Changes in electric generation sales and distribution deliveries in 2005 and 2004 from the prior year are summarized in the following table:

Changes in KWH Sales	2005	2004
Increase (Decrease)
Electric Generation:
Retail	4.4%	0.5%
Wholesale	(5.2)%	7.3%
Total Electric Generation Sales	(0.2)%	3.7%

Distribution Deliveries:
Residential	7.1%	1.7%
Commercial	3.5%	2.1%
Industrial	3.3%	0.4%
Total Distribution Deliveries	4.7%	1.3%

Operating Expenses and Taxes

  Total operating expenses and taxes increased by $30 million in 2005 and by $22 million in 2004. The following table presents changes from the prior year by expense category:

Operating Expenses and Taxes - Changes	2005	2004
Increase (Decrease)	(In millions)
Fuel costs	$(3)	$4
Purchased power costs	(31)	56
Nuclear operating costs	(38)	(57)
Other operating costs	68	(27)
Provision for depreciation	(14)	5
Amortization of regulatory assets	46	18
Deferral of new regulatory assets	(51)	(27)
General taxes	13	10
Income taxes	40	40
Total operating expenses and taxes	$30	$22

Lower fuel costs in 2005, compared to 2004, resulted from decreased nuclear generation - down 4.5%. Purchased power costs decreased in 2005 due to lower unit costs offsetting an increase in KWH purchased to meet increased retail generation sales requirements. Lower nuclear operating costs in 2005 reflect the effect of lower owned/leased interests in the two plants (Beaver Valley Unit 2 - 55.62% and Perry - 35.24%) with refueling outages in 2005 as compared to Beaver Valley Unit 1 (100% owned) that had a refueling outage in 2004. In addition, nuclear operating costs incurred after the nuclear asset transfers were completed on December 16, 2005 were assumed by NGC. The increase in other operating costs in 2005 compared to 2004 was due to increased transmission expenses related to MISO Day 2 transactions that began on April 1, 2005.

Higher fuel costs in 2004 compared to 2003 resulted from increased nuclear generation - up 13.1%. Purchased power costs were higher in 2004 due to higher unit costs. Lower nuclear operating costs in 2004 were primarily the result of one scheduled refueling outage in 2004 compared to three scheduled refueling outages in 2003. The decrease in other operating costs in 2004 compared to 2003 was due to reduced labor costs and lower employee benefits expenses.

The decrease in depreciation expense in 2005 compared to 2004 was attributable to revised estimated service life assumptions for fossil generating plants and a decrease in the depreciation of leased electric plant as a result of the intra-system generation asset transfer. The provision for depreciation increased in 2004 compared to 2003 primarily due to a slight change in the composite depreciation rate and a higher depreciable asset base. Increases in amortization of regulatory assets in 2005 and 2004 compared to the prior year resulted from higher amortization of Ohio transition regulatory assets. The higher deferrals of new regulatory assets in 2005 compared to 2004 primarily resulted from the PUCO-approved MISO cost deferrals and related interest ($49 million) (see Outlook - Regulatory Matters). The higher deferrals of new regulatory assets in 2004 compared to 2003 primarily reflected higher shopping incentive deferrals ($16 million) and related interest ($10 million).

General taxes increased by $13 million in 2005 and by $10 million in 2004 compared to the prior year, primarily due to higher property taxes and the effect of higher KWH sales which increased Ohio KWH excise tax and Pennsylvania gross receipts tax. Property taxes increased in 2005 due to the absence of a $6 million Pennsylvania property tax refund recognized in 2004 and increased in 2004 due to a property tax settlement in 2003.

On June 30, 2005, tax legislation was enacted in the State of Ohio that created a new CAT tax, which is based on qualifying “taxable gross receipts” that does not consider any expenses or costs incurred to generate such receipts, except for items such as cash discounts, returns and allowances, and bad debts. The CAT tax was effective July 1, 2005, and replaces the Ohio income-based franchise tax and the Ohio personal property tax. The CAT tax is phased-in while the current income-based franchise tax is phased-out over a five-year period at a rate of 20% annually, beginning with the year ended 2005, and the personal property tax is phased-out over a four-year period at a rate of approximately 25% annually, beginning with the year ended 2005. During the phase-out period the Ohio income-based franchise tax will be computed consistent with the prior law, except that the tax liability as computed will be multiplied by 4/5 in 2005; 3/5 in 2006; 2/5 in 2007 and 1/5 in 2008, therefore eliminating the current income-based franchise tax over a five-year period. As a result of the new tax structure, all net deferred tax benefits that are not expected to reverse during the five-year phase-in period were written off as of June 30, 2005. The impact on income taxes associated with the required adjustment to net deferred taxes for 2005 was an additional tax expense of approximately $32 million, which was partially offset by the initial phase-out of the Ohio income-based franchise tax, which reduced income taxes by approximately $3 million in 2005.

Other Income

Other income decreased by $13 million in 2005 compared to 2004 due to a $8.5 million civil penalty payable to the DOJ and a $10 million liability for environmental projects recognized in connection with the W. H. Sammis Plant settlement (see Outlook - Environmental Matters), partially offset by higher interest income earned on associated company notes receivable. Other income increased $7 million in 2004 compared to 2003, primarily due to gains on disposition of property.

Net Interest Charges

Net interest charges continued to trend lower, decreasing by $1 million in 2005 and $44 million in 2004, compared to the prior year, due to our debt paydown program. Long-term debt interest was lower due to the redemption of $124 of pollution control notes in 2005. We also optionally redeemed $38 million of Penn’s preferred stock in 2005. We redeemed $165 million of long-term debt and remarketed $30 million of pollution control notes during 2004.

Cumulative Effect of Accounting Changes

Results in 2005 include an after-tax charge of $16 million recorded upon the adoption of FIN 47 in December 2005. We identified applicable legal obligations as defined under the new standard at our retired generating units, substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. We recorded a conditional ARO liability of $27 million (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $9 million(recorded as part of the carrying amount of the related long-lived asset), and accumulated depreciation of $9 million. We charged regulatory liabilities for $1 million upon adoption of FIN 47 for the transition amounts related to establishing the ARO for asbestos removal from substation control rooms and service center buildings. The remaining cumulative effect adjustment for unrecognized depreciation and accretion of $26 million was charged to income ($16 million, net of tax) for the year ended December 31, 2005. (See Note 11.)

  Upon adoption of SFAS 143 in the first quarter of 2003, we recorded an after-tax credit to net income of $32 million. The cumulative adjustment for unrecognized depreciation, accretion offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component was a $54 million increase to income, or $32 million net of income taxes.

Capital Resources and Liquidity

Our cash requirements in 2005 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions were met without increasing our net debt and preferred stock outstanding. During 2006, we expect to meet our contractual obligations with cash from operations. Borrowing capacity under credit facilities is available to manage working capital requirements. In connection with a plan to realign our capital structure, we plan to issue up to $600 million of new long-term debt in 2006. The proceeds are expected to be used as a return of equity capital to FirstEnergy. In subsequent years, we expect to use a combination of cash from operations and funds from the capital markets.

Changes in Cash Position

As of December 31, 2005, our cash and cash equivalents of approximately $1 million remained unchanged from December 31, 2004.

Cash Flows From Operating Activities

Our net cash provided from operating activities during 2005, 2004 and 2003 are as follows:

Operating Cash Flows	2005	2004	2003
	(In millions)
Cash earnings (1)	$755	$776	$689
Pension trust contribution (2)	(73)	(44)	--
Working capital and other	233	(316)	382
Net cash provided from operating activities	$915	$416	$1,071

(1) Cash earnings are a Non-GAAP measure (see reconciliation below).
(2) Pension trust contributions in 2005 and 2004 are net of $34 million and $29 million of income tax benefits, respectively.

Cash earnings, as disclosed in the table above, are not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance. The following table reconciles cash earnings with net income.

Reconciliation of Cash Earnings	2005	2004	2003
	(In millions)
Net Income (GAAP)	$314	$343	$325
Non-Cash Charges (Credits):
Provision for depreciation	109	122	118
Amortization of regulatory assets	457	411	393
Deferral of new regulatory assets	(151)	(101)	(73)
Nuclear fuel and lease amortization	46	43	39
Deferred income taxes and investment tax credits, net*	(30)	(73)	(111)
Cumulative effect of accounting changes	16	--	(32)
Other non-cash charges	(6)	31	30
Cash earnings (Non-GAAP)	$755	$776	$689

* Excludes $29 million of deferred tax benefits from pension contributions in 2004.

Net cash flows from operating activities increased $499 million in 2005 compared to 2004 primarily due to a $549 million increase from changes in working capital and other, partially offset by a $29 million increase in after-tax voluntary pension trust contributions in 2005 compared to 2004 and a $21 million decrease in cash earnings for the reasons as described above under “Results from Operations”. The increase in working capital and other primarily reflects decreased outflows of $417 million from reduced tax payments and for accounts payable of $126 million plus $136 million of funds received in 2005 for pre-paid electric service (under a three-year Energy for Education Program with the Ohio Schools Council), partially offset by a decrease in cash provided from the settlement of accounts receivable of $124 million.

Net cash from operating activities decreased $655 million in 2004 compared to 2003 due to a $698 million decrease from changes in working capital and the $44 million after-tax voluntary pension trust contribution in 2004. These decreases were partially offset by an $87 million increase in cash earnings as described above under “Results from Operations.” The change in working capital primarily reflects decreases in accounts payable and accrued tax balances. In 2004 tax liabilities among affiliated companies were settled in accordance with the tax sharing agreement, reducing our accrued taxes by $249 million. Accrued taxes were also reduced by a $169 million federal income tax payment in 2004.

Cash Flows From Financing Activities

In 2005, 2004 and 2003, net cash used for financing activities of $728 million, $569 million and $982 million, respectively, primarily reflected the new issues and redemptions shown below:

Securities Issued or Redeemed	2005	2004	2003
	(In millions)
New Issues:
Pollution control notes	$146	$30	$-
Unsecured notes	-	-	325
Long-term revolving credit	-	-	40
	$146	$30	$365
Redemptions:
FMB	$81	$63	$410
Pollution control notes	271	-	30
Secured notes	56	62	62
Preferred stock	38	1	1
Long-term revolving credit	-	40	-
Other, principally redemption premiums	6	6	17
	$452	$172	$520

Short-term borrowings, net	$26	$(4)	$(225)

Net cash used for financing activities increased to $728 million in 2005 from $569 million in 2004. The increase resulted from a net increase of $134 million in debt refinancings as shown above and a $25 million increase of common stock dividends to FirstEnergy. The $413 million decrease in net cash used for financing activities in 2004 from 2003 resulted from a net reduction of $234 million in debt refinancings as shown above and a $178 million reduction in common stock dividends to FirstEnergy.

We had approximately $522 million of cash and temporary cash investments (which include short-term notes receivable from associated companies) and $201 million of short-term indebtedness as of December 31, 2005. We have authorization from the PUCO to incur short-term debt of up to $500 million, which is expected to come from the bank facilities and the utility money pool described below. Penn has authorization from the SEC, continued by FERC rules adopted as a result of EPACT's repeal of PUHCA, to incur short-term debt up to its charter limit of $44 million (as of December 31, 2005 and will have access to bank facilities and the utility money pool).

OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable purchased from OE. OES Capital can borrow up to $170 million ($30 million unused as of December 31, 2005) under a receivables financing arrangement. As a separate legal entity with separate creditors, OES Capital would have to satisfy its obligations to creditors before any of its remaining assets could be made available to OE.

Penn Power Funding LLC (Penn Funding), a wholly owned subsidiary of Penn, is a limited liability company whose borrowings are secured by customer accounts receivable purchased from Penn. Penn Funding can borrow up to the full amount of $25 million available as of December 31, 2005 under a receivables financing arrangement. As a separate legal entity with separate creditors, Penn Funding would have to satisfy its obligations to creditors before any of its remaining assets could be made available to Penn. On July 15, 2005, the facility was renewed until June 29, 2006.

As of December 31, 2005, we had the aggregate capability to issue approximately $429 million of additional FMB on the basis of property additions and retired bonds under the terms of our mortgage indentures. Our issuance of FMB is also subject to provisions of our senior note indentures generally limiting the incurrence of additional secured debt, subject to certain exceptions that would permit, among other things, the issuance of secured debt (including FMB) (i) supporting pollution control notes or similar obligations, or (ii) as an extension, renewal or replacement of previously outstanding secured debt. In addition, these provisions would permit us to incur additional secured debt not otherwise permitted by a specified exception of up to $651 million as of December 31, 2005. Based upon applicable earnings coverage tests in our charters, we could issue a total of $3.1 billion of preferred stock (assuming no additional debt was issued) as of December 31, 2005.

On June 14, 2005, we, FirstEnergy, CEI, TE, JCP&L, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility with a syndicate of banks that expires in June 2010. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment expiration date, as the same may be extended. Our borrowing limit under the facility is $500 million and Penn's is $50 million, subject in each case to applicable regulatory approvals.

Under the revolving credit facility, borrowers may request the issuance of letters of credit expiring up to one year from the date of issuance. The stated amount of outstanding letters of credit will count against total commitments available under the facility and against the applicable borrower’s borrowing sub-limit. Total unused borrowing capability under existing credit facilities and accounts receivable financing facilities totaled $605 million as of December 31, 2005.

The revolving credit facility contains financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%. As of December 31, 2005, debt to total capitalization as defined under the revolving credit facility was 38% for OE and 42% for Penn.

The facility does not contain any provisions that either restrict our ability to borrow or accelerate repayment of outstanding advances as a result of any change in our credit ratings. Pricing is defined in “pricing grids”, whereby the cost of funds borrowed under the facility is related to our credit ratings.

We have the ability to borrow from our regulated affiliates and FirstEnergy to meet our short-term working capital requirements. FESC administers this money pool and tracks surplus funds of FirstEnergy and its regulated subsidiaries. Companies receiving a loan under the money pool agreements must repay the principal amount, together with accrued interest, within 364 days of borrowing the funds. The rate of interest is the same for each company receiving a loan from the pool and is based on the average cost of funds available through the pool. The average interest rate for borrowings in 2005 was 3.24%.

On July 18, 2005, Moody’s revised its rating outlook on FirstEnergy and its subsidiaries to positive from stable. Moody’s stated that the revision to FirstEnergy’s outlook resulted from steady financial improvement and steps taken by management to improve operations, including the stabilization of its nuclear operations. On October 3, 2005, S&P raised its corporate credit rating on FirstEnergy and the EUOC to 'BBB' from 'BBB-'. At the same time, S&P raised the senior unsecured ratings at the holding company to 'BBB-' from 'BB+' and each of the EUOC by one notch above the previous rating. S&P noted that the upgrade followed the continuation of a good operating track record, specifically for the nuclear fleet through the third quarter of 2005. On December 23, 2005, Fitch revised its rating outlook on FirstEnergy and its subsidiaries to positive from stable. Fitch stated that the revision to FirstEnergy's outlook resulted from improved performance of the Company's generating fleet and ongoing debt reduction.

Our access to capital markets and costs of financing are influenced by the ratings of our securities. The following table displays FirstEnergy’s and the OE Companies’ securities ratings as of December 31, 2005. The ratings outlook from S&P on all securities is stable. The ratings outlook from Moody's & Fitch on all securities is positive.

Ratings of Securities	Securities	S&P	Moody’s	Fitch
FirstEnergy	Senior unsecured	BBB-	Baa3	BBB-

Ohio Edison	Senior unsecured	BBB-	Baa2	BBB
	Preferred stock	BB+	Ba1	BBB-

Penn	Senior secured	BBB+	Baa1	BBB+
	Senior unsecured(1)	BBB-	Baa2	BBB
	Preferred stock	BB+	Ba1	BBB-

(1)	Penn's only senior unsecured debt obligations are notes underlying pollution control revenue refunding bonds issued by the Ohio Air Quality Development Authority to which bonds this rating applies.

Cash Flows From Investing Activities

  Net cash used for investing activities totaled $188 million in 2005 compared to $152 million provided from investing activities in 2004. The $262 million change resulted primarily from the absence in 2005 of $278 million of cash proceeds from certificates of deposit in 2004, loan repayments made to associated companies and $78 million of investments for an escrow fund and a mortgage indenture deposit, partially offset by a $193 million increase in principal payments received on long-term notes receivable from associated companies. Net cash provided from investing activities increased by $260 million in 2004 from 2003. The change resulted primarily from the $278 million of certificates of deposit cash proceeds in 2004, a $62 million increase in loan repayments from associated companies and collection of principal on long-term notes receivable. These increases were partially offset by a $46 million increase in property additions.

Our capital spending for the period 2006-2010 is expected to be about $635 million, of which approximately $119 million applies to 2006. The capital spending is primarily for property additions supporting the distribution of electricity. In addition, there is capital spending for the leasehold interests in certain generating plants retained after the generation asset transfers.

Contractual Obligations

As of December 31, 2005, our estimated cash payments under existing contractual obligations that we consider firm obligations are as follows:

			2007-	2009-
Contractual Obligations	Total	2006	2008	2010	Thereafter
	(In millions)
Long-term debt (1)	$1,306	$3	$185	$4	$	1,114
Short-term borrowings	201	201	-	-		-
Capital leases	7	5	1	-		1
Operating leases (2)	1,120	86	194	204		636
Purchases (3)	36	14	12	9		1
Total	$2,670	$309	$392	$217	$	1,752

(1)	Amounts reflected do not include interest on long-term debt.
(2)	Operating lease payments are net of capital trust receipts of $475.8 million (see Note 6).
(3)	Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.

Off-Balance Sheet Arrangements

We have obligations that are not included on our Consolidated Balance Sheets related to the sale and leaseback arrangements involving Perry Unit 1 and Beaver Valley Unit 2, which are satisfied through operating lease payments (see Note 6). The present value of these operating lease commitments, net of trust investments, was $652 million as of December 31, 2005.

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
	(Dollars in millions)
Assets
Investments Other Than Cash
and Cash Equivalents-
Fixed Income	$	36	$39	$17	$25	$29	$1,977	$2,123	$1,873
Average interest rate		8.1%	8.2%	8.2%	8.5%	8.6%	5.0%	5.3%

Liabilities Long-term Debt and Other
Long-Term Obligations:
Fixed rate	$	3	$6	$179	$2	$65	$318	$573	$576
Average interest rate		8.3%	7.9%	4.1%	8.0%	5.5%	6.0%	5.4%
Variable rate							$733	$733	$733
Average interest rate							3.3%	3.3%
Short-term Borrowings	$	201						$201	$201
Average interest rate		4.2%						4.2%

Equity Price Risk

Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $67 million and $248 million as of December 31, 2005 and 2004, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $7 million reduction in fair value as of December 31, 2005. As discussed in Note 5 - Fair Value of Financial Instruments, our nuclear decommissioning trust investments were transferred to NGC as part of the intra-system generation asset transfers with the exception of an amount related to our retained leasehold interests in nuclear generation assets.

Outlook

  Our industry continues to transition to a more competitive environment and all of our customers can select alternative energy suppliers. We continue to deliver power to residential homes and businesses through our existing distribution system, which remains regulated. Customer rates have been restructured into separate components to support customer choice. In Ohio and Pennsylvania, we have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier subject to certain limits.

Regulatory Matters

Regulatory assets are costs which have been authorized by the PUCO, the PPUC and the FERC for recovery from customers in the future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered under the provisions of our transition plan and rate restructuring plan. Our regulatory assets were $0.8 billion and $1.1 billion as of December 31, 2005 and 2004, respectively. Penn had net regulatory liabilities of $59 million and $19 million as of December 31, 2005 and 2004, respectively, which are included in Other Noncurrent Liabilities on the Consolidated Balance Sheets as of December 31, 2005 and 2004.

On May 27, 2005, we filed an application with the PUCO to establish a GCAF rider under the RSP which had been approved by the PUCO in August 2004. The GCAF application sought recovery of increased fuel costs from 2006 through 2008 applicable to our retail customers through a tariff rider to be implemented January 1, 2006. The application reflected projected increases in fuel costs in 2006 compared to 2002 baseline costs. The new rider, after adjustments made in testimony, sought to recover all costs above the baseline (approximately $88 million in 2006 for all the Ohio Companies). Various parties including the OCC intervened in this case and the case was consolidated with the RCP application discussed below. On November 1, 2005, we filed tariffs in compliance with the RSP, which were approved by the PUCO on December 7, 2005.

On September 9, 2005, we filed an application with the PUCO that supplemented our existing RSP with an RCP which was designed to provide customers with more certain rate levels than otherwise available under the RSP during the plan period. Major provisions of the RCP include:

•	Maintain our existing level of base distribution rates through December 31, 2008;

•
Defer and capitalize for future recovery with carrying charges certain distribution costs to be incurred by all the Ohio Companies during the period January 1, 2006 through December 31, 2008, not to exceed $150 million in each of the three years;

•	Adjust the RTC and Extended RTC recovery periods and rate levels so that full recovery of our authorized costs will occur as of December 31, 2008;

•	Reduce our deferred shopping incentive balances as of January 1, 2006 by up to $75 million by accelerating the application of our accumulated cost of removal regulatory liability; and

•
Recover increased fuel costs of up to $75 million, $77 million, and $79 million, in 2006, 2007, and 2008, respectively, from all OE and TE distribution and transmission customers through a fuel recovery mechanism. We may defer and capitalize increased fuel costs above the amount collected through the fuel recovery mechanism (in lieu of implementation of the GCAF rider).

The following table provides the estimated net amortization of regulatory transition costs and deferred shopping incentives (including associated carrying charges) under the RCP for the period 2006 through 2008:

Amortization
Period	Amortization
2006	$169
2007	176
2008	198
Total Amortization	$543

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

Under provisions of the RSP, the PUCO may require us to undertake, no more often than annually, a competitive bid process to secure generation for the years 2007 and 2008. On July 22, 2005, we filed a competitive bid process for the period beginning in 2007 that is similar to the competitive bid process approved by the PUCO for us in 2004 which resulted in the PUCO accepting no bids. Any acceptance of future competitive bid results would terminate the RSP pricing, with no accounting impacts to the RSP, and not until twelve months after the PUCO authorizes such termination. On September 28, 2005, the PUCO issued an Entry that essentially approved our filing but delayed the proposed timing of the competitive bid process by four months, calling for the auction to be held on March 21, 2006. OCC filed an application for rehearing of the September 28, 2005 Entry, which the PUCO denied on November 22, 2005. On February 23, 2006, the auction manager notified the PUCO that there was insufficient interest in the auction process to allow it to proceed in 2006.

On August 31, 2005, the PUCO approved our settlement stipulation for a rider to recover transmission and ancillary service-related costs beginning January 1, 2006, to be adjusted each July 1 thereafter. The incremental transmission and ancillary service revenues expected to be recovered from January through June 2006 are approximately $34 million, including recovery of the 2005 deferred MISO expenses as described below. In May 2006, we will file a modification to the rider to determine revenues from July 2006 through June 2007. On January 20, 2006, the OCC sought rehearing of the PUCO approval of the rider recovery during the period January 1, 2006 through June 30, 2006, as that amount pertains to recovery of the deferred costs. The PUCO denied the OCC's application on February 6, 2006. The OCC has sixty days from that date to appeal the PUCO's approval of the rider.

In response to our December 2004 application for authority to defer costs associated with transmission and ancillary service-related costs incurred during the period October 1, 2003 through December 31, 2005, the PUCO granted the accounting authority in May 2005 for us to defer incremental transmission and ancillary service-related charges incurred as a participant in MISO, but only for those costs incurred during the period December 30, 2004 through December 31, 2005. Permission to defer costs incurred prior to December 30, 2004 was denied. The PUCO also authorized us to accrue carrying charges on the deferred balances. On August 31, 2005, the OCC appealed the PUCO's decision. All briefs have been filed. A motion to dismiss filed on behalf of the PUCO is currently pending. Unless the court grants the motion, the appeal will be set for oral argument, which should be heard in the second half of 2006.

On October 11, 2005, Penn filed a plan with the PPUC to secure electricity supply for its customers at set rates following the end of its transition period on December 31, 2006. Penn is recommending that an RFP process cover the period January 1, 2007 through May 31, 2008. Hearings were held on January 10, 2006 with main briefs filed on January 27, 2006 and reply briefs on February 3, 2006. On February 17, 2006, the ALJ issued a Recommended Decision to adopt Penn's RFP process with modifications. A PPUC vote is expected in April 2006. Under Pennsylvania's electric competition law, we are required to secure generation supply for customers who do not choose alternative suppliers for their electricity.

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

See Note  9 to the consolidated financial statements for further details and a complete discussion of regulatory matters in Ohio and Pennsylvania and a detailed discussion of reliability initiatives, including initiatives by the PPUC, that impact Penn.

Environmental Matters

  We accrue environmental liabilities only when we conclude that it is probable that we have an obligation for such costs and can reasonably estimate the amount of such costs. Unasserted claims are reflected in our determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

  On December 1, 2005, FirstEnergy issued a comprehensive report to shareholders regarding air emissions regulations and an assessment of our future risks and mitigation efforts. The report is available on our website at www.firstenergycorp.com/environmental.

W. H. Sammis Plant-

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

Other Legal Proceedings

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to our normal business operations pending against us. The other material items not otherwise discussed above are described herein.

Power Outages and Related Litigation-

On August 14, 2003, various states and parts of southern Canada experienced widespread power outages. The outages affected approximately 1.4 million customers in FirstEnergy’s service area. The U.S. - Canada Power System Outage Task Force’s final report in April 2004 on the outages concludes, among other things, that the problems leading to the outages began in our Ohio service area. Specifically, the final report concluded, among other things, that the initiation of the August 14, 2003 power outages resulted from an alleged failure of both FirstEnergy and ECAR to assess and understand perceived inadequacies within our system; inadequate situational awareness of the developing conditions; and a perceived failure to adequately manage tree growth in certain transmission rights of way. The Task Force also concluded that there was a failure of the interconnected grid's reliability organizations (MISO and PJM) to provide effective real-time diagnostic support. The final report is publicly available through the Department of Energy’s website (www.doe.gov). We believe that the final report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14, 2003 power outages and that it does not adequately address the underlying causes of the outages. We remain convinced that the outages cannot be explained by events on any one utility's system. The final report contained 46 “recommendations to prevent or minimize the scope of future blackouts.” Forty-five of those recommendations related to broad industry or policy matters while one, including subparts, related to activities the Task Force recommended be undertaken by FirstEnergy, MISO, PJM, ECAR, and other parties to correct the causes of the August 14, 2003 power outages. We implemented several initiatives, both prior to and since the August 14, 2003 power outages, which were independently verified by NERC as complete in 2004 and were consistent with these and other recommendations and collectively enhance the reliability of our electric system. Our implementation of these recommendations in 2004 included completion of the Task Force recommendations that were directed toward FirstEnergy. We also are proceeding with the implementation of the recommendations regarding enhancements to regional reliability that were to be completed subsequent to 2004 and will continue to periodically assess the FERC-ordered Reliability Study recommendations for forecasted 2009 system conditions, recognizing revised load forecasts and other changing system conditions which may impact the recommendations. Thus far implementation of the recommendations has not required, nor is expected to require, substantial investment in new, or material upgrades, to existing equipment, and therefore we have not accrued a liability as of December 31, 2005 for any expenditures in excess of those actually incurred through that date. We note, however, that the FERC or other applicable government agencies and reliability coordinators may take a different view as to recommended enhancements or may recommend additional enhancements in the future that could require additional, material expenditures. Finally, the PUCO is continuing to review our filing that addressed upgrades to control room computer hardware and software and enhancements to the training of control room operators before determining the next steps, if any, in the proceeding.

FirstEnergy companies are also defending six separate complaint cases before the PUCO relating to the August 14, 2003 power outage. Two cases were originally filed in Ohio State courts but were subsequently dismissed for lack of subject matter jurisdiction and further appeals were unsuccessful. In these cases the individual complainants—three in one case and four in the other—sought to represent others as part of a class action. The PUCO dismissed the class allegations, stating that its rules of practice do not provide for class action complaints. Of the four other pending PUCO complaint cases, three were filed by various insurance carriers either in their own name as subrogees or in the name of their insured. In each of the four cases, the carriers seek reimbursement against various FirstEnergy companies (and, in one case, from PJM, MISO and American Electric Power Company as well) for claims paid to insureds for claims allegedly arising as a result of the loss of power on August 14, 2003. The listed insureds in these cases, in many instances, are not customers of any FirstEnergy company. The fourth case involves the claim of a non-customer seeking reimbursement for losses incurred when its store was burglarized on August 14, 2003. In addition to these six cases, the Ohio Companies were named as respondents in a regulatory proceeding that was initiated at the PUCO in response to complaints alleging failure to provide reasonable and adequate service stemming primarily from the August 14, 2003 power outages. No estimate of potential liability has been undertaken for any of these cases.

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

Nuclear Plant Matters-

As of December 16, 2005 NGC acquired ownership of the nuclear generation assets transferred from the OE, Penn, CEI and TE with the exception of leasehold interests of OE and TE in certain of the nuclear plants that are subject to sale and leaseback arrangements with non-affiliates. Excluding our retained leasehold interests in Beaver Valley Unit 2 (21.66%) and Perry (12.58%), the transfer included our prior owned interests in Beaver Valley Unit 1 (100%), Beaver Valley Unit 2 (33.96%) and Perry (22.66%).

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

Other Legal Matters-

On October 20, 2004, FirstEnergy was notified by the SEC that the previously disclosed informal inquiry initiated by the SEC's Division of Enforcement in September 2003 relating to the restatements in August 2003 of previously reported results by FirstEnergy and the Ohio Companies, and the Davis-Besse extended outage, have become the subject of a formal order of investigation. The SEC's formal order of investigation also encompasses issues raised during the SEC's examination of FirstEnergy and the Companies under the PUHCA. Concurrent with this notification, FirstEnergy received a subpoena asking for background documents and documents related to the restatements and Davis-Besse issues. On December 30, 2004, FirstEnergy received a subpoena asking for documents relating to issues raised during the SEC's PUHCA examination. On August 24, 2005 additional information was requested regarding Davis-Besse. FirstEnergy has cooperated fully with the informal inquiry and continues to do so with the formal investigation.

                      On August 22, 2005, a class action complaint was filed against us in Jefferson County, Ohio Common Pleas Court seeking compensatory and punitive damages to be determined at trial based on claims of negligence and eight other tort counts alleging damages from the W. H. Sammis Plant air emissions. The two named plaintiffs are also seeking injunctive relief to eliminate harmful emissions and repair property damage and the institution of a medical monitoring program for class members.

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

  See Note 13(C) to the consolidated financial statements for further details and a complete discussion of other legal proceedings.

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

Our assumed rate of return on pension plan assets considers historical market returns and economic forecasts for the types of investments held by our pension trusts. In 2005, 2004 and 2003, plan assets actually earned $325 million or 8.2%, $415 million or 11.1% and $671 million or 24.2%, respectively. Our pension costs in 2005, 2004 and 2003 were computed using an assumed 9.0% rate of return on plan assets which generated $345 million, $286 million and $248 million expected returns on plan assets, respectively. The 2005 expected return was based upon projections of future returns and our pension trust investment allocation of approximately 63% equities, 33% bonds, 2% real estate and 2% cash. The gains or losses generated as a result of the difference between expected and actual returns on plan assets are deferred and amortized and will increase or decrease future net periodic pension expense, respectively.

In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $107 million). As a result of our voluntary contribution and the increased market value of pension plan assets, we recognized a prepaid benefit cost of $225 million as of December 31, 2005. As prescribed by SFAS 87, we eliminated our additional minimum liability of $152 million and our intangible asset of $33 million. In addition, the entire AOCL balance was credited by $69 million (net of $49 million in deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Health care cost trends have significantly increased and will affect future OPEB costs. The 2005 and 2004 composite health care trend rate assumptions are approximately 9-11%, gradually decreasing to 5% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in its health care plans, and projections of future medical trend rates. The effect on OE's portion of pension and OPEB costs from changes in key assumptions are as follows:

Increase in Costs from Adverse Changes in Key Assumptions

Assumption	Adverse Change	Pension	OPEB	Total
		(In millions)
Discount rate	Decrease by 0.25%	$1.4	$0.8	$2.2
Long-term return on assets	Decrease by 0.25%	$1.7	$-	$1.7
Health care trend rate	Increase by 1%	na	$5.2	$5.2

Ohio Transition Cost Amortization

In connection with our Ohio transition plan, the PUCO determined allowable transition costs based on amounts recorded on our regulatory books. These costs exceeded those deferred or capitalized on our balance sheet prepared under GAAP since they included certain costs which have not yet been incurred or that were recognized on the regulatory financial statements (fair value purchase accounting adjustments). We use an effective interest method for amortizing transition costs, often referred to as a "mortgage-style" amortization. The interest rate under this method is equal to the rate of return authorized by the PUCO in our RSP. In computing the transition cost amortization, we include only the portion of the transition revenues associated with transition costs included on the balance sheet prepared under GAAP. Revenues collected for the off-balance sheet costs and the return associated with these costs are recognized as income when received. Amortization of deferred customer shopping incentives and interest costs will be equal to the related revenue recovery that is recognized under the RCP (see Note 2 (A)).

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

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"

Issued in November 2005, FSP 115-1 and FAS 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP finalized and renamed EITF 03-1 and 03-1-a to FSP FAS 115-1. This FSP will (1) nullify certain requirements of Issue 03-1 and supersedes EITF topic No. D-44, "Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value," (2) clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made, and (3) be effective for other-than-temporary impairment and analyses conducted in periods beginning after September 15, 2005. The FSP requires prospective application with an effective date for reporting periods beginning after December 15, 2005. We are currently evaluating this FSP Issue and any impact on its investments.

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

SFAS 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”

In December 2004, the FASB issued SFAS 153 amending APB 29, which was based on the principle that nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective January 1, 2006 for us. This FSP is not expected to have a material impact on our financial statements.

SFAS 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”

In November 2004, the FASB issued SFAS 151 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Previous guidance stated that in some circumstances these costs may be “so abnormal” that they would require treatment as current period costs. SFAS 151 requires abnormal amounts for these items to always be recorded as current period costs. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred by us beginning January 1, 2006. We do not expect it to have a material impact on our financial statements.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004	2003
	(In thousands)

OPERATING REVENUES (Note 2(I))	$2,975,553	$2,945,583	$2,925,310

OPERATING EXPENSES AND TAXES:
Fuel	53,113	56,560	52,169
Purchased power (Note 2(I))	939,193	970,670	914,723
Nuclear operating costs	337,901	375,309	432,315
Other operating costs (Note 2(I))	404,763	336,772	363,989
Provision for depreciation	108,583	122,413	117,895
Amortization of regulatory assets	457,205	411,326	393,409
Deferral of new regulatory assets	(151,032)	(100,633)	(73,183)
General taxes	193,284	180,523	170,078
Income taxes	297,160	257,114	216,979
Total operating expenses and taxes	2,640,170	2,610,054	2,588,374

OPERATING INCOME	335,383	335,529	336,936

OTHER INCOME (net of income taxes) (Notes 2(I))	61,243	74,077	66,782

NET INTEREST CHARGES:
Interest on long-term debt	58,709	59,465	91,068
Allowance for borrowed funds used during
construction and capitalized interest	(10,849)	(7,211)	(6,075)
Other interest expense	16,679	12,026	22,340
Subsidiary's preferred stock dividend requirements	1,689	2,560	3,460
Net interest charges	66,228	66,840	110,793

INCOME BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGES	330,398	342,766	292,925

Cumulative effect of accounting changes (net of income taxes (benefit)
of ($9,223,000) and $22,389,000, respectively) (Note 2(G))	(16,343)	-	31,720

NET INCOME	314,055	342,766	324,645

PREFERRED STOCK DIVIDEND REQUIREMENTS	2,635	2,502	2,732

EARNINGS ON COMMON STOCK	$311,420	$340,264	$321,913

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

OHIO EDISON COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2005	2004
	(In thousands)
ASSETS
UTILITY PLANT:
In service	$2,526,851	$5,440,374
Less - Accumulated provision for depreciation	984,463	2,716,851
	1,542,388	2,723,523
Construction work in progress -
Electric plant	58,785	203,167
Nuclear fuel	-	21,694
	58,785	224,861
	1,601,173	2,948,384
OTHER PROPERTY AND INVESTMENTS:
Investment in lease obligation bonds (Note 6)	325,729	354,707
Nuclear plant decommissioning trusts	103,854	436,134
Long-term notes receivable from associated companies	1,774,643	208,170
Other	44,210	48,579
	2,248,436	1,047,590

CURRENT ASSETS:
Cash and cash equivalents	929	1,230
Receivables-
Customers (less accumulated provision of $7,619,000 and $6,302,000,
respectively, for uncollectible accounts)	290,887	274,304
Associated companies	187,072	245,148
Other (less accumulated provisions of $4,000 and $64,000, respectively,
for uncollectible accounts)	15,327	18,385
Notes receivable from associated companies	520,762	538,871
Materials and supplies, at average cost	-	90,072
Prepayments and other	93,129	13,104
	1,108,106	1,181,114
DEFERRED CHARGES:
Regulatory assets	774,983	1,115,603
Prepaid pension costs	224,813	-
Property taxes	52,875	61,419
Unamortized sale and leaseback costs	55,139	60,242
Other	31,752	68,275
	1,139,562	1,305,539
	$6,097,277	$6,482,627
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	$2,502,191	$2,493,809
Preferred stock not subject to mandatory redemption	60,965	60,965
Preferred stock of consolidated subsidiary not subject to mandatory redemption	14,105	39,105
Long-term debt and other long-term obligations	1,019,642	1,114,914
	3,596,903	3,708,793
CURRENT LIABILITIES:
Currently payable long-term debt	280,255	398,263
Short-term borrowings-
Associated companies	57,715	11,852
Other	143,585	167,007
Accounts payable-
Associated companies	172,511	187,921
Other	9,607	10,582
Accrued taxes	163,870	153,400
Accrued interest	8,333	11,992
Other	61,726	62,671
	897,602	1,003,688
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	769,031	766,276
Accumulated deferred investment tax credits	24,081	62,471
Asset retirement obligation	82,527	339,134
Retirement benefits	291,051	307,880
Deferred revenues - electric service programs	121,693	-
Other	314,389	294,385
	1,602,772	1,770,146
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)
	$6,097,277	$6,482,627

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,					2005	2004
	(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, without par value, authorized 175,000,000 shares-100 shares outstanding					$2,297,253	$2,098,729
Accumulated other comprehensive income (loss) (Note 2(F))					4,094	(47,118)
Retained earnings (Note 10(A))					200,844	442,198
Total common stockholder's equity					2,502,191	2,493,809

	Number of Shares		Optional
	Outstanding		Redemption Price
	2005	2004	Per Share	Aggregate
PREFERRED STOCK NOT SUBJECT TO
MANDATORY REDEMPTION (Note 10(B)):
Cumulative, $100 par value-
Authorized 6,000,000 shares
3.90%	152,510	152,510	$103.63	$15,804	15,251	15,251
4.40%	176,280	176,280	108.00	19,038	17,628	17,628
4.44%	136,560	136,560	103.50	14,134	13,656	13,656
4.56%	144,300	144,300	103.38	14,917	14,430	14,430

Total	609,650	609,650		63,893	60,965	60,965

PREFERRED STOCK OF CONSOLIDATED
SUBSIDIARY NOT SUBJECT TO MANDATORY
REDEMPTION (Note 10(B)):
Pennsylvania Power Company-
Cumulative, $100 par value-
Authorized 1,200,000 shares
4.24%	40,000	40,000	103.13	4,125	4,000	4,000
4.25%	41,049	41,049	105.00	4,310	4,105	4,105
4.64%	60,000	60,000	102.98	6,179	6,000	6,000
7.75%	-	250,000		-	-	25,000

Total	141,049	391,049		14,614	14,105	39,105

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION (Cont'd)

As of December 31,	2005	2004		2005	2004	2005	2004
			(in thousands)
LONG-TERM DEBT AND OTHER
LONG-TERM OBLIGATIONS (Note 10(C)):
First mortgage bonds:
Ohio Edison Company-			Pennsylvania Power Company-
6.875% due 2005	-	80,000	9.740% due 2005-2019	13,669	14,643
			7.625% due 2023	6,500	6,500

Total first mortgage bonds	-	80,000		20,169	21,143	20,169	101,143

Secured notes:
Ohio Edison Company-			Pennsylvania Power Company-
7.680% due 2005	-	51,461	5.400% due 2013	1,000	1,000
* 3.050% due 2015	19,000	19,000	5.400% due 2017	10,600	10,600
6.750% due 2015	-	40,000	* 3.300% due 2017	17,925	17,925
* 3.250% due 2015	50,000	50,000	5.900% due 2018	16,800	16,800
* 3.200% due 2016	47,725	47,725	* 3.300% due 2021	10,525	14,482
7.050% due 2020	60,000	60,000	6.150% due 2023	12,700	12,700
* 1.700% due 2021	-	443	*3.610% due 2027	10,300	10,300
5.375% due 2028	13,522	13,522	5.375% due 2028	1,734	1,734
5.625% due 2029	-	50,000	5.450% due 2028	6,950	6,950
5.950% due 2029	-	56,212	6.000% due 2028	14,250	14,250
* 3.050% due 2029	100,000	-	5.950% due 2029	-	238
* 3.100% due 2029	6,450	-	1.800% due 2033	-	5,200
* 3.050% due 2030	60,400	60,400
* 3.350% due 2031	69,500	69,500
* 1.800% due 2033	-	44,800
* 3.100% due 2033	12,300	12,300
5.450% due 2033	14,800	14,800
* 3.350% due 2033	50,000	50,000
* 3.100% due 2033	108,000	108,000
Limited Partnerships-
7.32% weighted average
interest rate due 2005-2010	12,859	17,272

Total secured notes	624,556	765,435		102,784	112,179	727,340	877,614

Unsecured notes:
Ohio Edison Company-			Pennsylvania Power Company-
4.000% due 2008	175,000	175,000	* 3.500% due 2029	14,500	14,500
* 3.550% due 2014	50,000	50,000	5.390% due 2010 to associated company
5.450% due 2015	150,000	150,000		62,900	-
* 3.850% due 2018	33,000	33,000
* 3.850% due 2018	23,000	23,000
* 3.750% due 2023	50,000	50,000
* 3.350% due 2033	-	30,000

Total unsecured notes	481,000	511,000		77,400	14,500	558,400	525,500

Preferred stock subject to mandatory redemption						-	12,750
Capital lease obligations (Note 6)						3,312	5,223
Net unamortized discount on debt						(9,324)	(9,053)
Long-term debt due within one year						(280,255)	(398,263)
Total long-term debt and other long-term obligations						1,019,642	1,114,914

TOTAL CAPITALIZATION						$3,596,903	$3,708,793

* Denotes variable rate issue with applicable year-end December 31, 2005 interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

				Accumulated
				Other
	Comprehensive	Number	Carrying	Comprehensive	Retained
	Income	of Shares	Value	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2003		100	$2,098,729	$(59,495)	$800,021
Net income	$324,645				324,645
Minimum liability for unfunded retirement
benefits, net of $2,014,000 of income taxes	2,674			2,674
Unrealized gain on investments, net of
$12,337,000 of income taxes	18,128			18,128
Comprehensive income	$345,447
Cash dividends on preferred stock					(2,732)
Cash dividends on common stock					(599,000)
Balance, December 31, 2003		100	2,098,729	(38,693)	522,934
Net income	$342,766				342,766
Minimum liability for unfunded retirement
benefits, net of ($5,516,000) of income taxes	(7,552)			(7,552)
Unrealized loss on investments, net of
($533,000) of income taxes	(873)			(873)
Comprehensive income	$334,341
Cash dividends on preferred stock					(2,502)
Cash dividends on common stock					(421,000)
Balance, December 31, 2004		100	2,098,729	(47,118)	442,198
Net income	$314,055				314,055
Minimum liability for unfunded retirement
benefits, net of $49,027,000 of income taxes	69,463			69,463
Unrealized loss on investments, net of
($13,068,000) of income taxes	(18,251)			(18,251)
Comprehensive income	$365,267
Affiliated company asset transfers			198,147		(106,774)
Restricted stock units			32
Preferred stock redemption adjustment			345
Cash dividends on preferred stock					(2,635)
Cash dividends on common stock					(446,000)
Balance, December 31, 2005		100	$2,297,253	$4,094	$200,844

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Not Subject to		Subject to
	Mandatory Redemption		Mandatory Redemption*
	Number	Par	Number	Par
	of Shares	Value	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2003	1,000,699	$100,070	142,500	$14,250
Redemptions-
7.625% Series			(7,500)	(750)
Balance, December 31, 2003	1,000,699	100,070	135,000	13,500
Redemptions-
7.625% Series			(7,500)	(750)
Balance, December 31, 2004	1,000,699	100,070	127,500	12,750
Redemptions-
7.750% Series	(250,000)	(25,000)
7.625% Series			(127,500)	(12,750)
Balance, December 31, 2005	750,699	$75,070	-	$-

* Preferred stock subject to mandatory redemption is classified as debt under SFAS 150.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004	2003
		(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$314,055	$342,766	$324,645
Adjustments to reconcile net income to net cash from
operating activities -
Provision for depreciation	108,583	122,413	117,895
Amortization of regulatory assets	457,205	411,326	393,409
Deferral of new regulatory assets	(151,032)	(100,633)	(73,183)
Nuclear fuel and lease amortization	45,769	42,811	39,317
Deferred lease costs	(6,365)	(5,170)	(4,183)
Deferred income taxes and investment tax credits, net	(29,750)	(44,469)	(110,677)
Accrued compensation and retirement benefits	14,506	35,840	33,065
Cumulative effect of accounting changes	16,343	-	(31,720)
Pension trust contribution	(106,760)	(72,763)	-
Decrease (increase) in operating assets-
Receivables	84,688	209,130	170,492
Materials and supplies	(3,367)	(10,259)	(2,038)
Prepayments and other current assets	(1,778)	1,286	(2,586)
Increase (decrease) in operating liabilities-
Accounts payable	45,149	(80,738)	132,983
Accrued taxes	10,470	(406,945)	94,281
Accrued interest	(3,659)	(6,722)	(9,495)
Electric service prepayment programs	121,692	-	-
Other	(464)	(21,519)	(858)
Net cash provided from operating activities	915,285	416,354	1,071,347

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	146,450	30,000	365,000
Short-term borrowings, net	26,404	-	-
Redemptions and Repayments-
Preferred stock	(37,750)	(750)	(750)
Long-term debt	(414,020)	(170,997)	(519,506)
Short-term borrowings, net	-	(4,015)	(224,788)
Dividend Payments-
Common stock	(446,000)	(421,000)	(599,000)
Preferred stock	(2,635)	(2,502)	(2,732)
Net cash used for financing activities	(727,551)	(569,264)	(981,776)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(266,823)	(235,022)	(189,019)
Contributions to nuclear decommissioning trusts	(31,540)	(31,540)	(31,540)
Loan repayments from (payments to) associated companies, net	(35,553)	120,706	65,200
Collection of principal on long-term notes receivable	199,848	7,348	1,201
Proceeds from certificates of deposit	-	277,763	-
Other	(53,967)	13,002	45,958
Net cash provided from (used for) investing activities	(188,035)	152,257	(108,200)

Net increase (decrease) in cash and cash equivalents	(301)	(653)	(18,629)
Cash and cash equivalents at beginning of year	1,230	1,883	20,512
Cash and cash equivalents at end of year	$929	$1,230	$1,883

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$67,239	$65,765	$103,632
Income taxes	$285,819	$419,123	$250,564

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,	2005	2004	2003
	(In thousands)
GENERAL TAXES:
Ohio kilowatt-hour excise*	$94,085	$91,811	$91,296
State gross receipts*	20,425	19,234	18,028
Real and personal property	67,438	58,000	51,074
Social security and unemployment	7,481	7,048	6,992
Other	3,855	4,430	2,688
Total general taxes	$193,284	$180,523	$170,078

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$265,875	$246,865	$270,345
State	73,870	75,907	81,505
	339,745	322,772	351,850
Deferred, net-
Federal	(60,252)	(23,668)	(57,503)
State	36,798	(5,512)	(16,038)
	(23,454)	(29,180)	(73,541)
Investment tax credit amortization	(15,519)	(15,289)	(14,747)
Total provision for income taxes	$300,772	$278,303	$263,562

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$297,160	$257,114	$216,979
Other income	12,835	21,189	24,194
Cumulative effect of accounting changes	(9,223)	-	22,389
Total provision for income taxes	$300,772	$278,303	$263,562

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$614,827	$621,069	$588,207
Federal income tax expense at statutory rate	$215,189	$217,374	$205,872
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(15,519)	(15,289)	(14,747)
State income taxes, net of federal income tax benefit	71,935	45,757	42,554
Amortization of tax regulatory assets	7,341	6,130	6,144
Penalites	2,975	-	-
Competitive transition charge	31,934	27,889	27,075
Low income housing and franchise credits	(6,796)	(8,615)	(8,574)
Other, net	(6,287)	5,057	5,238
Total provision for income taxes	$300,772	$278,303	$263,562

ACCUMULATED DEFERRED INCOME TAXES AS OF
DECEMBER 31:
Property basis differences	$478,599	$451,269	$406,783
Allowance for equity funds used during construction	27,730	27,730	30,493
Regulatory transition charge	6,653	154,015	345,723
Asset retirement obligations	-	21,253	17,394
Customer receivables for future income taxes	33,946	39,266	44,382
Deferred sale and leaseback costs	(59,225)	(63,432)	(67,837)
Unamortized investment tax credits	(9,605)	(23,510)	(29,031)
Deferred gain for asset sale- affiliated companies	50,304	51,716	61,115
Other comprehensive income	2,689	(33,268)	(27,219)
Retirement benefits	30,849	(6,202)	(29,676)
Shopping incentive deferral	123,029	94,002	57,731
Other	84,062	53,437	57,833

Net deferred income tax liability	$769,031	$766,276	$867,691

*Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include OE (Company) and its wholly owned subsidiaries. Penn is the Company's principal operating subsidiary. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including CEI, TE, ATSI, JCP&L, Met-Ed and Penelec. In the fourth quarter of 2005, the Companies completed the intra-system transfers of their non-nuclear and nuclear generation assets to FGCO and NGC, respectively. See Note 14 - FirstEnergy Intra-System Generation Asset Transfers for further discussion.

The Companies follow GAAP and comply with the regulations, orders, policies and practices prescribed by the SEC, PUCO, the PPUC and the FERC. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The Company consolidates all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. Intercompany transactions and balances are eliminated in consolidation. Investments in non-consolidated affiliates (20-50% owned companies, joint ventures and partnerships) over which the Company has the ability to exercise significant influence, but not control, are accounted for on the equity basis.

Unless otherwise indicated, defined terms used herein have the meanings set forth in the accompanying Glossary of Terms.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A)	ACCOUNTING FOR THE EFFECTS OF REGULATION

The Companies account for the effects of regulation through the application of SFAS 71 since their rates:

•	are established by a third-party regulator with the authority to set rates that bind customers;

•	are cost-based; and

•	can be charged to and collected from customers.

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

Regulatory Assets-

The Companies recognize, as regulatory assets, costs which the FERC, PUCO and PPUC have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered from customers under the Companies' respective transition and rate restructuring plans. Based on those plans, the Companies continue to bill and collect cost-based rates for their transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Companies continue the application of SFAS 71 to those operations.

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2005*	2004*
	(In millions)
Regulatory transition costs	$369	$835
Customer shopping incentives	325	228
Customer receivables for future income taxes	88	99
Loss on reacquired debt	22	23
Asset removal costs	(80)	(72)
MISO transmission costs	49	-
Other	2	3
Total	$775	$1,116

*
Penn had net regulatory liabilities of approximately $59 million and $19 million included in Other Noncurrent Liabilities on the Consolidated Balance Sheets as of December 31, 2005 and 2004, respectively.

The Company has been deferring customer shopping incentives and interest costs (Extended RTC) as new regulatory assets in accordance with its prior transition and rate stabilization plans. As a result of the RCP approved in January 2006, the Extended RTC balance ($325 million as of December 31, 2005) was reduced on January 1, 2006 by $75 million by accelerating the application of the Company's accumulated cost of removal regulatory liability against the Extended RTC balance. In accordance with the RCP, the recovery periods for the aggregate of the regulatory transition costs and the Extended RTC amounts were adjusted so that recovery of these aggregate amounts through the Company's RTC rate component began on January 1, 2006, with full recovery expected to be completed as of December 31, 2008. At the end of the recovery period, any remaining unamortized regulatory transition costs and Extended RTC balances will be eliminated, first, by applying any remaining cost of removal regulatory liability balance; any remaining regulatory transition costs and Extended RTC balances would be written off. In addition, the RCP allowed the Ohio Companies to defer and capitalize certain distribution costs during the period January 1, 2006 through December 31, 2008, not to exceed $150 million in each of the years 2006, 2007 and 2008. These deferrals will be recovered in distribution rates effective on or after January 1, 2009. See Note 9 for further discussion of the recovery of the shopping incentives and the new cost deferrals.

Transition Cost Amortization-

The Company amortizes transition costs (see Regulatory Matters - Ohio) using the effective interest method. Extended RTC amortization will be equal to the related revenue recovery that is recognized. The following table provides the estimated net amortization of regulatory transition costs and Extended RTC (including associated carrying charges) under the RCP for the period 2006 through 2008:

Amortization
Period	Amortization
(In millions)
2006	$169
2007	176
2008	198
Total Amortization	$543

(B) CASH AND SHORT-TERM FINANCIAL INSTRUMENTS-

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value.

(C) REVENUES AND RECEIVABLES-

The Companies' principal business is providing electric service to customers in Ohio and Pennsylvania. The Companies' retail customers are metered on a cycle basis. Electric revenues are recorded based on energy delivered through the end of the calendar month. An estimate of unbilled revenues is calculated to recognize electric service provided between the last meter reading and the end of the month. This estimate includes many factors including estimated weather impacts, customer shopping activity, historical line loss factors and prices in effect for each class of customer. In each accounting period, the Companies accrue the estimated unbilled amount receivable as revenue and reverse the related prior period estimate.

   Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2005, with respect to any particular segment of the Companies' customers. Total customer receivables were $291 million (billed - $177 million and unbilled - $114 million) and $274 million (billed - $172 million and unbilled - $102 million) as of December 31, 2005 and 2004, respectively.

(D) UTILITY PLANT AND DEPRECIATION-

Utility plant reflects original cost of construction (except for the Company’s nuclear leasehold interests which were adjusted to fair value) including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs incurred to place the assets in service. The costs of normal maintenance, repairs and minor replacements are expensed as incurred. The Companies' accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

The Companies provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for the Company's electric plant was approximately 2.1% in 2005, 2.3% in 2004 and 2.2% in 2003. The annual composite rate for Penn's electric plant was approximately 2.4% in 2005 and 2.2% in 2004 and 2003.

Asset Retirement Obligations

The Companies recognize a liability for retirement obligations associated with tangible assets in accordance with SFAS 143 and FIN 47. These standards require recognition of the fair value of a liability for an ARO in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying value of the long-lived asset and depreciated over time, as described further in Note 11, "Asset Retirement Obligations".

(E) ASSET IMPAIRMENTS-

Long-Lived Assets-

The Companies evaluate the carrying value of their long-lived assets when events or circumstances indicate that the carrying amount may not be recoverable. In accordance with SFAS 144, the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, a loss is recognized for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Fair value is estimated by using available market valuations or the long-lived asset's expected future net discounted cash flows. The calculation of expected cash flows is based on estimates and assumptions about future events.

Investments-

The Company periodically evaluates its investments for impairment, including available-for-sale securities held by its nuclear decommissioning trusts. In accordance with SFAS 115, securities classified as available-for-sale are evaluated to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is determined to be other than temporary, the cost basis of the security is written down to fair value. The Company considers, among other factors, the length of time and the extent to which the security's fair value has been less than cost and the near-term financial prospects of the security issuer when evaluating investments for impairment. The fair value and unrealized gains and losses of the Company's investments are disclosed in Note 5.

(F) COMPREHENSIVE INCOME-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy and preferred stockholders. As of December 31, 2005, AOCL consisted of unrealized gains on investments in securities available for sale of $4 million. As of December 31, 2004, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $69 million and unrealized gains on investments in securities available for sale of $22 million.

(G) CUMULATIVE EFFECT OF ACCOUNTING CHANGES-

   Results in 2005 include an after-tax charge of $16 million recorded upon the adoption of FIN 47 in December 2005. OE identified applicable legal obligations as defined under the new standard at its retired generating units, substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. OE recorded a conditional ARO liability of $27 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption, an asset retirement cost of $9 million recorded as part of the carrying amount of the related long-lived asset, and offsetting accumulated depreciation of $9 million. OE charged regulatory liabilities for $1 million upon adoption of FIN 47 for the transition amounts related to establishing the ARO for asbestos removal from substation control rooms and service center buildings. The remaining cumulative effect adjustment for unrecognized depreciation and accretion of $26 million was charged to income ($16 million, net of tax). The adoption of FIN 47 had an immaterial impact on Penn’s year ended December 31, 2005 results. (See Note 11.)

Upon adoption of SFAS 143 in the first quarter of 2003, OE recorded an after-tax credit to net income of $32 million. The cumulative adjustment for unrecognized depreciation, accretion offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component was a $54 million increase to income, or $32 million net of income taxes.

(H) INCOME TAXES-

Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carryforward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Deferred tax assets are recognized based on income tax rates expected to be in effect when they are settled. The Companies are included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a "stand-alone" company basis, with the Companies recognizing any tax losses or credits they contribute to the consolidated return. (See Note 8 for Ohio Tax Legislation discussion).

(I) TRANSACTIONS WITH AFFILIATED COMPANIES-

Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily ATSI, FES, NGC and FESC. The Ohio transition plan resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. FES operates the generation businesses of the Companies, CEI and TE. As a result, the Companies had entered into power supply agreements (PSA) whereby FES purchased all of the Companies' nuclear generation. In the fourth quarter of 2005, the Companies, CEI and TE completed the intra-system transfers of their generation assets to FGCO and NGC (see Note 14). This resulted in the elimination of the fossil generating units lease arrangement and the nuclear generation PSA revenues with the exception of those revenues related to the leasehold interests (see Note 6) which were not included in the transfer. The Companies are now receiving interest income from FGCO and NGC on the associated companies notes received in exchange for the transferred net assets. The Companies continue to purchase their power from FES to meet their PLR obligations. In the fourth quarter of 2003, ATSI transferred operational control of its transmission facilities to MISO and previously affiliated transmission service expenses are now provided under the MISO Open Access Transmission Tariff. The primary affiliated companies transactions are as follows:

	2005		2004	2003
	(In millions)
Operating Revenues:
PSA revenues from FES	$	355	$416	$384
Generating units rent from FES		146	178	178
Ground lease with ATSI		12	12	12

Services Received:
Purchased power under PSA		938	970	902
Transmission expense		-	-	65
FESC support services		90	91	116

Other Income:
Interest income from ATSI		16	16	16
Interest income from FES		9	9	12
Interest income from FirstEnergy		22	-	-

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Companies from FESC, a subsidiary of FirstEnergy. The majority of costs are directly billed or assigned at no more than cost. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas developed by FESC. The current allocation or assignment formulas used and their bases include multiple factor formulas: each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days.

3. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of its employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Companies' funding policy is based on actuarial computations using the projected unit credit method. In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (Companies' share was $107 million). Projections indicated that absent this funding, cash contributions would have been required at some point prior to 2010. Pre-funding the pension plan is expected to eliminate this future funding requirement under current pension funding rules and should also minimize FirstEnergy's exposure to any funding requirements resulting from proposed pension reform.

FirstEnergy provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee contributions, deductibles and copayments, are also available upon retirement to employees hired prior to January 1, 2005, their dependents and, under certain circumstances, their survivors. The Companies recognize the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. In addition, FirstEnergy has obligations to former or inactive employees after employment, but before retirement for disability related benefits.

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

                          Unless otherwise indicated, the following tables provide information applicable to FirstEnergy's pension and OPEB plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31
	2005	2004	2005	2004
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,364	$4,162	$1,930	$2,368
Service cost	77	77	40	36
Interest cost	254	252	111	112
Plan participants’ contributions	-	-	18	14
Plan amendments	15	-	(312)	(281)
Actuarial (gain) loss	310	134	197	(211)
Benefits paid	(270)	(261)	(100)	(108)
Benefit obligation as of December 31	$4,750	$4,364	$1,884	$1,930

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,969	$3,315	$564	$537
Actual return on plan assets	325	415	33	57
Company contribution	500	500	58	64
Plan participants’ contribution	-	-	18	14
Benefits paid	(270)	(261)	(100)	(108)
Fair value of plan assets as of December 31	$4,524	$3,969	$573	$564

Funded status	(226)	$(395)	(1,311)	$(1,366)
Unrecognized net actuarial loss	1,179	885	899	730
Unrecognized prior service cost (benefit)	70	63	(645)	(378)
Net asset (liability) recognized	$1,023	$553	$(1,057)	$(1,014)

Amounts Recognized in the
Consolidated Balance Sheets
As of December 31			-
Prepaid benefit cost	$1,023	$-	$-	$-
Accrued benefit cost	-	(14)	(1,057)	(1,014)
Intangible assets	-	63	-	-
Accumulated other comprehensive loss	-	504	-	-
Net amount recognized	$1,023	$553	$(1,057)	$(1,014)

Companies' share of net amount recognized	$225	$118	$(291)	$(272)

Decrease in minimum liability included in other comprehensive income (net of tax)	$(295)	$(4)	$-	$-

Assumptions Used to Determine
Benefit Obligations As of December 31

Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets
As of December 31
Asset Category
Equity securities	63%	68%	71%	74%
Debt securities	33	29	27	25
Real estate	2	2	-	-
Cash	2	1	2	1
Total	100%	100%	100%	100%

Information for Pension Plans With an Accumulated Benefit Obligation in Excess of Plan Assets	2005	2004
	(In millions)
Projected benefit obligation	$4,750	$4,364
Accumulated benefit obligation	4,327	3,983
Fair value of plan assets	4,524	3,969

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2005	2004	2003	2005	2004	2003
	(In millions)
Service cost	$77	$77	$66	$40	$36	$43
Interest cost	254	252	253	111	112	137
Expected return on plan assets	(345)	(286)	(248)	(45)	(44)	(43)
Amortization of prior service cost	8	9	9	(45)	(40)	(9)
Amortization of transition obligation	-	-	-	-	-	9
Recognized net actuarial loss	36	39	62	40	39	40
Net periodic cost	$30	$91	$142	$101	$103	$177
Companies' share of net periodic cost	$-	$7	$24	$28	$28	$43

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost	Pension Benefits			Other Benefits
for Years Ended December 31	2005	2004	2003	2005	2004	2003

Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	3.50%	3.50%

In selecting an assumed discount rate, FirstEnergy considers currently available rates of return on high-quality fixed income investments expected to be available during the period to maturity of the pension and other postretirement benefit obligations. The assumed rates of return on pension plan assets consider historical market returns and economic forecasts for the types of investments held by the Companies' pension trusts. The long-term rate of return is developed considering the portfolio’s asset allocation strategy.

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage
	Point Increase	Point Decrease
	(In millions)
Effect on total of service and interest cost	$23	$(19)
Effect on postretirement benefit obligation	$239	$(209)

As a result of its voluntary contribution and the increased market value of pension plan assets, the Companies recognized a prepaid pension cost of $225 as of December 31, 2005. As prescribed by SFAS 87, the Companies eliminated their additional minimum liability of $152 million and intangible asset of $33 million. In addition, the entire AOCL balance was credited by $69 million (net of $49 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Taking into account estimated employee future service, FirstEnergy expects to make the following benefit payments from plan assets:

	Pension Benefits	Other Benefits
	(In millions)
2006	$228	$106
2007	228	109
2008	236	112
2009	247	115
2010	264	119
Years 2011- 2015	1,531	642

4.    ESOP:

  An ESOP Trust funds most of the matching contribution for FirstEnergy's 401(k) savings plan. All full-time employees eligible for participation in the 401(k) savings plan are covered by the ESOP. The ESOP borrowed $200 million from OE and acquired 10,654,114 shares of OE's common stock (subsequently converted to FirstEnergy common stock) through market purchases. Dividends on ESOP shares are used to service the debt. Shares are released from the ESOP on a pro rata basis as debt service payments are made. In 2005 the ESOP loan was refinanced ($66 million principal amount) and its term was extended by three years.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt and Other Long-term Obligations-

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt and other long-term obligations as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Long-term debt	$1,306	$1,308	$1,504	$1,528
Preferred stock subject to mandatory redemption	-	-	13	12
	$1,306	$1,308	$1,517	$1,540

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

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities:(1)
-Government obligations	$32	$32	$137	$137
-Corporate debt securities(2)	2,091	1,841	609	708
-Mortgage-backed securities	-	-	1	1
	2,123	1,873	747	846
Equity securities(1)	104	104	289	289
	$2,227	$1,977	$1,036	$1,135

(1) Includes nuclear decommissioning trust investments.
(2) Includes investments in lease obligation bonds (see Note 6).

34

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms.

                    Investments other than cash and cash equivalents include held-to-maturity securities and available-for-sale securities. Decommissioning trust investments are classified as available-for-sale. As part of the intra-system nuclear generation asset transfers in the fourth quarter of 2005, the Companies transferred their decommissioning trust investments to NGC with the exception of a portion related to the OE's leasehold interests in the nuclear generation assets retained by the Company. The Companies have no securities held for trading purposes. The following table summarizes the amortized cost basis, gross unrealized gains and losses and fair values for decommissioning trust investments as of December 31:

	2005				2004
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)
Debt securities	$37	$-	$-	$37	$186	$3	$1	$188
Equity securities	61	9	3	67	205	49	6	248
	$98	$9	$3	$104	$391	$52	$7	$436

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2005 were as follows:

	2005	2004	2003
	(In millions)
Proceeds from sales	$227	$154	$189
Gross realized gains	35	25	10
Gross realized losses	7	7	5
Interest and dividend income	13	13	10

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2005.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In millions)
Debt securities	$15	$-	$6	$-	$21	$-
Equity securities	11	1	6	2	17	3
	$26	$1	$12	$2	$38	$3

The Company periodically evaluates the securities held by its nuclear decommissioning trusts for other-than-temporary impairment. The Company considers the length of time and the extent to which the security's fair value has been less than its cost basis and other factors to determine whether an impairment is other than temporary. Unrealized gains and losses applicable to the Company's decommissioning trusts are recognized in OCI in accordance with SFAS 115, as fluctuations in the fair value of these trust balances will eventually affect earnings.

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

6.  LEASES:

The Companies lease certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

The Company sold portions of its ownership interest in Perry Unit 1 and Beaver Valley Unit 2 and entered into operating leases on the portions sold for basic lease terms of approximately 29 years. Subsequent to the intra-system generation assets transfers in the fourth quarter of 2005, the Company continues to be responsible during the terms of the leases, to the extent of its individual leasehold interests, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company has the right, at the end of the respective basic lease terms, to renew the leases for up to two years. The Company also has the right to purchase the facilities at the expiration of the basic lease term or any renewal term at a price equal to the fair market value of the facilities. The basic rental payments are adjusted when applicable federal tax law changes.

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2005, are summarized as follows:

	2005	2004	2003
	(In millions)
Operating leases
Interest element	$93.3	$94.8	$96.8
Other	52.3	50.4	43.9
Capital leases
Interest element	0.8	1.0	1.7
Other	1.9	1.6	1.4
Total rentals	$148.3	$147.8	$143.8

The future minimum lease payments as of December 31, 2005, are:

		Operating Leases
			PNBV
	Capital	Lease	Capital
	Leases	Payments	Trusts	Net
	(In millions)
2006	$4.2	$145.4	$59.5	$85.9
2007	0.3	144.5	59.9	84.6
2008	0.3	144.4	34.9	109.5
2009	0.3	144.7	42.1	102.6
2010	0.3	144.9	43.2	101.7
Years thereafter	1.1	871.7	236.2	635.5
Total minimum lease payments	6.5	$1,595.6	$475.8	$1,119.8
Executory costs	(2.1)
Net minimum lease payments	4.4
Interest portion	(1.1)
Present value of net minimum lease payments	3.3
Less current portion	(2.1)
Noncurrent portion	$1.2

The Company invested in PNBV, which was established to purchase a portion of the lease obligation bonds issued on behalf of lessors in the Company’s Perry Unit 1 and Beaver Valley Unit 2 sale and leaseback transactions. The PNBV arrangement effectively reduces lease costs related to those transactions. OE has LOCs of $291 million and $134 million in connection with the sale and leaseback of Beaver Valley Unit 2 and Perry Unit 1, respectively.

7.  VARIABLE INTEREST ENTITIES:

FIN 46R addresses the consolidation of VIEs, including special-purpose entities, that are not controlled through voting interests or in which the equity investors do not bear the entity's residual economic risks and rewards. FirstEnergy adopted FIN 46R for special-purpose entities as of December 31, 2003 and for all other entities in the first quarter of 2004. The Company consolidates VIEs when it is determined to be the VIE's primary beneficiary as defined by FIN 46R.

Included in the Company’s consolidated financial statements is PNBV, a VIE created in 1996 to refinance debt originally issued in connection with sale and leaseback transactions.

PNBV was established to purchase a portion of the lease obligation bonds issued in connection with the Company's 1987 sale and leaseback of its interests in the Perry Plant and Beaver Valley Unit 2. The Company used debt and available funds to purchase the notes issued by PNBV. Ownership of PNBV includes a 3% equity interest by a unaffiliated third party and a 3% equity interest held by OES Ventures, a wholly owned subsidiary of the Company.

Through its investment in PNBV, the Company has variable interests in certain owner trusts that acquired the interests in the Perry Plant and Beaver Valley Unit 2. The Company has concluded that it was not the primary beneficiary of the owner trusts and was therefore not required to consolidate these entities. The leases are accounted for as operating leases in accordance with GAAP.

The Company is exposed to losses under the sale-leaseback agreements upon the occurrence of certain contingent events that it considers unlikely to occur. The Company has a maximum exposure to loss under these provisions of approximately $1 billion, which represents the net amount of casualty value payments upon the occurrence of specified casualty events that render the applicable plant worthless. Under the sale and leaseback agreement, the Company has net minimum discounted lease payments of $652 million that would not be payable if the casualty value payments are made.

8.       OHIO TAX LEGISLATION:

On June 30, 2005, tax legislation was enacted in the State of Ohio that created a new CAT tax, which is based on qualifying “taxable gross receipts” and does not consider any expenses or costs incurred to generate such receipts, except for items such as cash discounts, returns and allowances, and bad debts. The CAT tax was effective July 1, 2005, and replaces the Ohio income-based franchise tax and the Ohio personal property tax. The CAT tax is phased-in while the current income-based franchise tax is phased-out over a five-year period at a rate of 20% annually, beginning with the year ended 2005, and the personal property tax is phased-out over a four-year period at a rate of approximately 25% annually, beginning with the year ended 2005. During the phase-out period the Ohio income-based franchise tax will be computed consistent with the prior tax law, except that the tax liability as computed will be multiplied by 4/5 in 2005; 3/5 in 2006; 2/5 in 2007 and 1/5 in 2008, therefore eliminating the current income-based franchise tax over a five-year period. As a result of the new tax structure, all net deferred tax benefits that were not expected to reverse during the five-year phase-in period were written-off as of June 30, 2005. The increase to income taxes associated with the adjustment to net deferred taxes in 2005 was $32 million. Income tax expenses were reduced by $3 million during 2005 by the initial phase-out of the Ohio income-based franchise tax and phase-in of the CAT tax.

9.   REGULATORY MATTERS:

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

Ohio-

On August 5, 2004, the Company accepted the RSP as modified and approved by the PUCO in an August 4, 2004 Entry on Rehearing, subject to a competitive bid process. The RSP was intended to establish generation service rates beginning January 1, 2006, in response to PUCO concerns about price and supply uncertainty following the end of the Company's transition plan market development period. In October 2004, the OCC and NOAC filed appeals with the Supreme Court of Ohio to overturn the original June 9, 2004 PUCO order in this proceeding as well as the associated entries on rehearing. On September 28, 2005, the Ohio Supreme Court heard oral arguments on the appeals and it is expected that the Court will issue its opinion in 2006. On November 1, 2005, the Company filed tariffs in compliance with the approved RSP, which were approved by the PUCO on December 7, 2005.

On May 27, 2005, the Company filed an application with the PUCO to establish a GCAF rider under the RSP. The GCAF application sought recovery of increased fuel costs from 2006 through 2008 applicable to the Company's retail customers through a tariff rider to be implemented January 1, 2006. The application reflected projected increases in fuel costs in 2006 compared to 2002 baseline costs. The new rider, after adjustments made in testimony, sought to recover all costs above the baseline (approximately $88 million in 2006 for all the Ohio Companies). Various parties including the OCC intervened in this case and the case was consolidated with the RCP application discussed below.

On September 9, 2005, the Company filed an application with the PUCO that supplemented its existing RSP with an RCP which was designed to provide customers with more certain rate levels than otherwise available under the RSP during the plan period. Major provisions of the RCP include:

•	Maintain the existing level of base distribution rates through December 31, 2008 for OE;

•
Defer and capitalize for future recovery with carrying charges certain distribution costs to be incurred by all the Ohio Companies during the period January 1, 2006 through December 31, 2008, not to exceed $150 million in each of the three years;

•	Adjust the RTC and Extended RTC recovery periods and rate levels so that full recovery of authorized costs will occur as of December 31, 2008 for OE;

•	Reduce the deferred shopping incentive balances as of January 1, 2006 by up to $75 million for OE by accelerating the application of its accumulated cost of removal regulatory liability; and

•
Recover increased fuel costs of up to $75 million, $77 million, and $79 million, in 2006, 2007, and 2008, respectively, from all OE and TE distribution and transmission customers through a fuel recovery mechanism. The Company may defer and capitalize increased fuel costs above the amount collected through the fuel recovery mechanism (in lieu of implementation of the GCAF rider).

On November 4, 2005, a supplemental stipulation was filed with the PUCO which was in addition to a stipulation filed with the September 9, 2005 application. On January 4, 2006, the PUCO approved the RCP filing with modifications. On January 10, 2006, the Company filed a Motion for Clarification of the PUCO order approving the RCP. The Company sought clarity on issues related to distribution deferrals, including requirements of the review process, timing for recognizing certain deferrals and definitions of the types of qualified expenditures. The Company also sought confirmation that the list of deferrable distribution expenditures originally included in the revised stipulation fall within the PUCO order definition of qualified expenditures. On January 25, 2006, the PUCO issued an Entry on Rehearing granting in part, and denying in part, the Company's previous requests and clarifying issues referred to above. The PUCO granted the Ohio Company's requests to: 1) recognize fuel and distribution deferrals commencing January 1, 2006; 2) recognize distribution deferrals on a monthly basis prior to review by the PUCO Staff; 3) clarify that the types of distribution expenditures included in the Supplemental Stipulation may be deferred; and 4) clarify that distribution expenditures do not have to be “accelerated” in order to be deferred. The PUCO granted the Company's methodology for determining distribution deferral amounts, but denied the Motion in that the PUCO Staff must verify the level of distribution expenditures contained in current rates, as opposed to simply accepting the amounts contained in the Company's Motion. On February 3, 2006, several other parties filed applications for rehearing on the PUCO's January 4, 2006 Order. The Company responded to the application for rehearing on February 13, 2006.

Under provisions of the RSP, the PUCO may require the Company to undertake, no more often than annually, a competitive bid process to secure generation for the years 2007 and 2008. On July 22, 2005, FirstEnergy filed a competitive bid process for the period beginning in 2007 that is similar to the competitive bid process approved by the PUCO for the Company in 2004, which resulted in the PUCO accepting no bids. Any acceptance of future competitive bid results would terminate the RSP pricing, with no accounting impacts to the RSP, and not until twelve months after the PUCO authorizes such termination. On September 28, 2005, the PUCO issued an Entry that essentially approved the Company's filing but delayed the proposed timing of the competitive bid process by four months, calling for the auction to be held on March 21, 2006. OCC filed an application for rehearing of the September 28, 2005 Entry, which the PUCO denied on November 22, 2005. On February 23, 2006, the auction manager notified the PUCO that there was insufficient interest in the auction process to allow it to proceed in 2006.

On December 30, 2004, the Company filed with the PUCO two applications related to the recovery of transmission and ancillary service related costs. The first application sought recovery of these costs beginning January 1, 2006. The Company requested that these costs be recovered through a rider that would be effective on January 1, 2006 and adjusted each July 1 thereafter. The PUCO approved the settlement stipulation on August 31, 2005. The incremental transmission and ancillary service revenues expected to be recovered from January through June 2006 are approximately $34 million. This amount includes the recovery of the 2005 deferred MISO expenses as described below. In May 2006, the Company will file a modification to the rider to determine revenues from July 2006 through June 2007.

        The second application sought authority to defer costs associated with transmission and ancillary service related costs incurred during the period from October 1, 2003 through December 31, 2005. On May 18, 2005, the PUCO granted the accounting authority for the Company to defer incremental transmission and ancillary service-related charges incurred as a participant in MISO, but only for those costs incurred during the period December 30, 2004 through December 31, 2005. Permission to defer costs incurred prior to December 30, 2004 was denied. The PUCO also authorized the Company to accrue carrying charges on the deferred balances. On August 31, 2005, the OCC appealed the PUCO's decision. All briefs have been filed. A motion to dismiss filed on behalf of the PUCO is currently pending. Unless the court grants the motion, the appeal will be set for oral argument, which should be heard in the third or fourth quarter of 2006.

On January 20, 2006 the OCC sought rehearing of the PUCO approval of the rider recovery during the period January 1, 2006 through June 30, 2006, as that amount pertains to recovery of the deferred costs. The PUCO denied the OCC's application on February 6, 2006. The OCC has sixty days from that date to appeal the PUCO's approval of the rider.

Pennsylvania-

On October 11, 2005, Penn filed a plan with the PPUC to secure electricity supply for its customers at set rates following the end of its transition period on December 31, 2006. Penn is recommending that the RFP process cover the period January 1, 2007 through May 31, 2008. Hearings were held on January 10, 2006 with Main Briefs filed on January 27, 2006 and Reply Briefs on February 3, 2006. On February 17, 2006, the ALJ issued a Recommended Decision to adopt Penn's RFP process with modifications. A PPUC vote is expected in April 2006. Under Pennsylvania's electric competition law, Penn is required to secure generation supply for customers who do not choose alternative suppliers for their electricity

10.  CAPITALIZATION:

(A) RETAINED EARNINGS-

Under the Company’s first mortgage indenture, the Company’s consolidated retained earnings unrestricted for payment of cash dividends on the Company’s common stock were $197 million as of December 31, 2005.

(B) PREFERRED AND PREFERENCE STOCK-

All preferred stock may be redeemed by the Companies in whole, or in part, with 30-60 days’ notice.

The Company has eight million authorized and unissued shares of preference stock having no par value.

(C) LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS-

Other Long-term Debt-

Each of the Companies has a first mortgage indenture under which it issues FMB secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company also has a 1998 general mortgage under which it issues mortgage bonds based upon the pledge of a like amount of FMB as security. These mortgage bonds therefore effectively enjoy the same lien on that property and are referred to as FMB herein. The Companies have various debt covenants under their respective financing arrangements. The most restrictive of their debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios. There also exists cross-default provisions among financing arrangements of FirstEnergy and the Companies.

Based on the amount of FMB authenticated by the respective mortgage bond trustees through December 31, 2005, the Company's annual sinking fund requirements for all FMB issued under the various mortgage indentures amounts to $30 million. The Company expects to deposit funds with its mortgage bond trustee in 2006 that will then be withdrawn upon the surrender for cancellation of a like principal amount of FMB, specifically authenticated for such purposes against unfunded property additions or against previously retired FMB. This method can result in minor increases in the amount of the annual sinking fund requirement.

        Sinking fund requirements for FMB and maturing long-term debt (excluding capital leases) for the next five years are:

(In millions)
2006	$278
2007	6
2008	229
2009	2
2010	65

Included in the table above are amounts for various variable interest rate long-term debt that have provisions by which individual debt holders are required to "put back" the respective debt to the issuer for redemption prior to its maturity date. These amounts are $221 million and $50 million in 2006 and 2008, respectively, representing the next times the debt holders may exercise this provision.

The Companies' obligations to repay certain pollution control revenue bonds are secured by several series of FMB. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank LOCs of $158 million and noncancelable municipal bond insurance policies of $749 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the LOCs or the policies, the Companies are entitled to a credit against their obligation to repay those bonds. The Companies pay annual fees of 1.7% of the amounts of the LOCs to the issuing bank and are 0.20% to 0.60% of the amounts of the policies to the insurers and are obligated to reimburse the bank or insurers, as the case may be, for any drawings thereunder.

OES Finance, Incorporated, a wholly owned subsidiary of the Company, had maintained certificates of deposits pledged as collateral to secure reimbursement obligations relating to certain LOCs supporting the Company's obligations to lessors under the Beaver Valley Unit 2 sale and leaseback arrangements. In June 2004, these LOCs were replaced by a new LOC which did not require the collateral deposits. The Company entered into a Credit Agreement pursuant to which a standby LOC was issued in support of the replacement LOCs and the issuer of the standby LOC obtained the right to pledge or assign participations in the Company's reimbursement obligations to a trust. The trust then issued and sold trust certificates to institutional investors that were designed to be the credit equivalent of an investment directly in the Company. The certificates of deposit were cancelled and the Company received cash proceeds of $278 million in the third quarter of 2004.

11.  ASSET RETIREMENT OBLIGATIONS:

In January 2003, the Companies implemented SFAS 143, which provides accounting guidance for retirement obligations associated with tangible long-lived assets. This standard requires recognition of the fair value of a liability for an ARO in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Over time the capitalized costs are depreciated and the present value of the ARO increases, resulting in a period expense. Upon retirement, a gain or loss would be recognized if the cost to settle the retirement obligation differs from the carrying amount.

The Companies initially identified applicable legal obligations as defined under the standard for nuclear power plant decommissioning of Beaver Valley and Perry nuclear generating facilities and reclamation of a sludge disposal pond related to the Bruce Mansfield Plant. The ARO liability as of the date of adoption was $298 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The Companies' share of the obligation to decommission these units was developed based on site specific studies performed by an independent engineer. The Companies utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO.

Pursuant to the generation asset transfers on October 24, 2005 and December 16, 2005, FGCO and NGC now own nearly all of the fossil and nuclear generation assets, respectively, previously owned by the Companies. The generating plant interests transferred do not include leasehold interests of the Company that are currently subject to sale and leaseback arrangements with non-affiliates (See Note 14). As a result, only the ARO associated with sale and leaseback arrangements remain with the Company.

In 2005, the Companies revised the ARO associated with Beaver Valley Unit 2 and Perry as a result of an updated decommissioning study. The present value of revisions in the estimated cash flows associated with projected decommissioning costs connected with the assets subject to sale and leaseback arrangements decreased the ARO and corresponding plant asset for Beaver Valley Unit 2 and Perry by $5 million and $6 million, respectively.

The Company continues to maintain the nuclear decommissioning trust funds associated with the sale and leaseback arrangements that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2005, the fair value of the decommissioning trust assets was $104 million.

   The Companies implemented FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143 on December 31, 2005. FIN 47 provides accounting standards for conditional retirement obligations associated with tangible long-lived assets, requiring recognition of the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate can be identified. FIN 47 states that an obligation exists even though there may be uncertainty about timing or method of settlement and further clarifies SFAS 143, stating that the uncertainty surrounding the timing and method of settlement when settlement is conditional on a future event occurring should be reflected in the measurement of the liability not in the recognition of the liability. Accounting for conditional ARO under FIN 47 is the same as described above for SFAS 143.

   The Company identified applicable legal obligations as defined under the new standard at its retired generating units, substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. As a result of adopting FIN 47 in December 2005, the Company recorded a conditional ARO liability of $27 million (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $9 million (recorded as part of the carrying amount of the related long-lived asset) and accumulated depreciation of $9 million. The Company recognized a regulatory liability of $1 million upon adoption of FIN 47 for the transition amounts related to establishing the ARO for asbestos removal from substation control room and service center buildings, therefore requiring a $26 million cumulative effect adjustment ($16 million net of tax) for unrecognized depreciation and accretion to be recorded as of December 31, 2005. The obligation to remediate asbestos, lead paint abatement and other remediation costs at the retired generating units was developed based on site specific studies performed by an independent engineer. The costs of remediation at the substation control rooms, service center buildings, line shops and office buildings were based on costs incurred during recent remediation projects performed at each of these locations, respectively. The conditional ARO liability was the developed utilizing an expected cash flow approach (as discussed in SFAC 7) to measure the fair value of the ARO. The Company used a probability weighted analysis to estimate when remediation payments would begin. The adoption of FIN 47 had an immaterial impact on Penn’s year ended December 31, 2005 results. The effect on income as if FIN 47 had been applied during 2004 and 2003 was immaterial.

The following table describes the changes to the ARO balances during 2005 and 2004:

	2005	2004
ARO Reconciliation	(In millions)
Balance at beginning of year	$339	318
Transfers to FGCO and NGC	(293)	-
Accretion	21	21
Revisions in estimated cash flows	(11)	-
FIN 47 ARO	27	-
Balance at end of year	$83	339

12.  SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT:

Short-term borrowings outstanding as of December 31, 2005, consisted of $4 million of OE bank borrowings, $140 million of OES Capital, Incorporated and $58 million of borrowings from affiliates. OES Capital is a wholly owned subsidiary of OE whose borrowings are secured by customer accounts receivable purchased from OE. OES Capital can borrow up to $170 million under a receivables financing arrangement at rates based on certain bank commercial paper and is required to pay an annual fee of 0.20% on the amount of the entire finance limit. The receivables financing agreement expired in February 2006 and was renewed until October 2006. Penn Funding, a wholly owned subsidiary of Penn, is a limited liability company whose borrowings are secured by customer accounts receivable purchased from Penn. It can borrow up to $25 million under a receivables financing arrangement at rates based on bank commercial paper rates. The financing arrangements require payment of an annual facility fee of 0.15% on the entire finance limit. Penn's receivables financing agreements expire in June 2006. As separate legal entities with separate creditors, OES Capital and Penn Funding would have to satisfy their separate obligations to creditors before any of their remaining assets could be made available to OE and Penn, respectively.

In June 2005, FirstEnergy, OE, Penn, CEI, TE, JCP&L, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility with a syndicate of banks that expires in June 2010. Borrowings under the facility are available to each borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment expiration date, as the same may be extended. OE's and Penn’s combined borrowing limits under the facility are $550 million.

The weighted average interest rates on short-term borrowings outstanding as of December 31, 2005 and 2004 were 4.2% and 2.3%, respectively.

13.  COMMITMENTS AND CONTINGENCIES:

(A)  NUCLEAR INSURANCE-

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $10.8 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its leasehold interests in the Beaver Valley Unit 2 and the Perry Plant, the Company’s maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $34.4 million per incident but not more than $5.1 million in any one year for each incident.

The Company is also insured as to its respective interests in Beaver Valley and Perry under policies issued to the operating company for each plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $149.8 million of insurance coverage for replacement power costs for its respective leasehold interests in Beaver Valley and Perry. Under these policies, the Company can be assessed a maximum of approximately $8.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

The Company intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of the Company’s plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by the Company’s insurance policies, or to the extent such insurance becomes unavailable in the future, the Company would remain at risk for such costs.

(B) ENVIRONMENTAL MATTERS-

The Company accrues environmental liabilities only when they conclude that it is probable that they have an obligation for such costs and can reasonably estimate the amount of such costs. Unasserted claims are reflected in the Company’s determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

On December 1, 2005, FirstEnergy issued a comprehensive report to shareholders regarding air emissions regulations and an assessment of its future risks and mitigation efforts.

W. H. Sammis Plant

In 1999 and 2000, the EPA issued NOV or Compliance Orders to nine utilities alleging violations of the Clean Air Act based on operation and maintenance of 44 power plants, including the W. H. Sammis Plant, which was owned at that time by OE and Penn. In addition, the DOJ filed eight civil complaints against various investor-owned utilities, including a complaint against OE and Penn in the U.S. District Court for the Southern District of Ohio. These cases are referred to as New Source Review cases. On March 18, 2005, OE and Penn announced that they had reached a settlement with the EPA, the DOJ and three states (Connecticut, New Jersey, and New York) that resolved all issues related to the W. H. Sammis Plant New Source Review litigation. This settlement agreement was approved by the Court on July 11, 2005, and requires reductions of NOx and SO2 emissions at the W. H. Sammis Plant and other coal fired plants through the installation of pollution control devices and provides for stipulated penalties for failure to install and operate such pollution controls in accordance with that agreement. Consequently, if OE and Penn fail to install such pollution control devices, for any reason, including, but not limited to, the failure of any third-party contractor to timely meet its delivery obligations for such devices, OE and Penn could be exposed to penalties under the settlement agreement. Capital expenditures necessary to meet those requirements are currently estimated to be $1.5 billion (the primary portion of which is expected to be spent in the 2008 to 2011 time period). On August 26, 2005, FGCO entered into an agreement with Bechtel Power Corporation (Bechtel), under which Bechtel will engineer, procure, and construct air quality control systems for the reduction of sulfur dioxide emissions. The settlement agreement also requires OE and Penn to spend up to $25 million toward environmentally beneficial projects, which include wind energy purchased power agreements over a 20-year term. OE and Penn agreed to pay a civil penalty of $8.5 million. Results in 2005 included the penalties payable by OE and Penn of $7.8 million and $0.7 million, respectively. OE and Penn also recognized liabilities of $9.2 million and $0.8 million, respectively, for probable future cash contributions toward environmentally beneficial projects.

(C) OTHER LEGAL PROCEEDINGS-

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to FirstEnergy's normal business operations pending against FirstEnergy and its subsidiaries. The other potentially material items not otherwise discussed above are described below.

       Power Outages and Related Litigation-

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

FirstEnergy companies also are defending six separate complaint cases before the PUCO relating to the August 14, 2003 power outage. Two cases were originally filed in Ohio State courts but were subsequently dismissed for lack of subject matter jurisdiction and further appeals were unsuccessful. In these cases the individual complainants—three in one case and four in the other—sought to represent others as part of a class action. The PUCO dismissed the class allegations, stating that its rules of practice do not provide for class action complaints. Of the four other pending PUCO complaint cases, three were filed by various insurance carriers either in their own name as subrogees or in the name of their insured. In each of the four cases, the carrier seeks reimbursement from various FirstEnergy companies (and, in one case, from PJM, MISO and American Electric Power Company as well) for claims paid to insureds for claims allegedly arising as a result of the loss of power on August 14, 2003. The listed insureds in these cases, in many instances, are not customers of any FirstEnergy company. The fourth case involves the claim of a non-customer seeking reimbursement for losses incurred when its store was burglarized on August 14, 2003. In addition to these six cases, the Ohio Companies were named as respondents in a regulatory proceeding that was initiated at the PUCO in response to complaints alleging failure to provide reasonable and adequate service stemming primarily from the August 14, 2003 power outages. No estimate of potential liability has been undertaken for any of these cases.

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

Nuclear Plant Matters-

As of December 16, 2005 NGC acquired ownership of the nuclear generation assets transferred from the Companies, CEI and TE with the exception of leasehold interests of the Company and TE in certain of the nuclear plants that are subject to sale and leaseback arrangements with non-affiliates. Excluding the Company's retained leasehold interests in Beaver Valley Unit 2 (21.66%) and Perry (12.58%), the transfer included the Companies' prior owned interests in Beaver Valley Unit 1 (100.00%), Beaver Valley Unit 2 (33.96%) and Perry (22.66%).

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

Other Legal Matters-

On October 20, 2004, FirstEnergy was notified by the SEC that the previously disclosed informal inquiry initiated by the SEC's Division of Enforcement in September 2003 relating to the restatements in August 2003 of previously reported results by FirstEnergy and the Ohio Companies, and the Davis-Besse extended outage, have become the subject of a formal order of investigation. The SEC's formal order of investigation also encompasses issues raised during the SEC's examination of FirstEnergy and the Companies under the PUHCA. Concurrent with this notification, FirstEnergy received a subpoena asking for background documents and documents related to the restatements and Davis-Besse issues. On December 30, 2004, FirstEnergy received a subpoena asking for documents relating to issues raised during the SEC's PUHCA examination. On August 24, 2005 additional information was requested regarding Davis-Besse. FirstEnergy has cooperated fully with the informal inquiry and continues to do so with the formal investigation.

On August 22, 2005, a class action complaint was filed against the Company in Jefferson County, Ohio Common Pleas Court, seeking compensatory and punitive damages to be determined at trial based on claims of negligence and eight other tort counts alleging damages from W. H. Sammis Plant air emissions. The two named plaintiffs are also seeking injunctive relief to eliminate harmful emissions and repair property damage and the institution of a medical monitoring program for class members.

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

14.      FIRSTENERGY INTRA-SYSTEM GENERATION ASSET TRANSFERS:

On May 13, 2005, Penn, and on May 18, 2005, the Ohio Companies entered into certain agreements implementing a series of intra-system generation asset transfers that were completed in the fourth quarter of 2005. The asset transfers resulted in the respective undivided ownership interests of the Ohio Companies and Penn in FirstEnergy’s nuclear and non-nuclear generation assets being owned by NGC and FGCO, respectively. The generating plant interests transferred do not include OE’s leasehold interests in certain of the plants that are currently subject to sale and leaseback arrangements with non-affiliates.

On October 24, 2005, the Companies completed the intra-system transfer of non-nuclear generation assets to FGCO. Prior to the transfer, FGCO, as lessee under a Master Facility Lease with the Ohio Companies and Penn, leased, operated and maintained the non-nuclear generation assets that it now owns. The asset transfers were consummated pursuant to FGCO's purchase option under the Master Facility Lease.

The difference (approximately $177.7 million) between the purchase price specified in the Master Facility Lease and the net book value at the date of transfer was credited to equity. FGCO also assumed certain assets and liabilities relating to the purchased units. As consideration, FGCO delivered to OE and Penn promissory notes of approximately $1.0 billion and $0.1 billion, respectively, that are secured by liens on the units purchased, bear interest at a rate per annum based on the weighted cost of OE’s and Penn's long-term debt (3.98% and 5.39%, respectively) and mature twenty years after the date of issuance. FGCO may pre-pay a portion of the promissory notes through refunding from time to time of OE’s and Penn's outstanding pollution control debt. The timing of any refunding will be subject to market conditions and other factors.

        On December 16, 2005, the Companies completed the intra-system transfer of their respective ownership in the nuclear generation assets to NGC through an asset spin-off by way of dividend. FENOC continues to operate and maintain the nuclear generation assets.

The purchase price of the generation assets was the net book value as of September 30, 2005. The difference (approximately $20.5 million) between the purchase price and the net book value at the date of transfer was credited to equity. Pursuant to the OE Contribution Agreement, OE made a capital contribution to NGC of its undivided ownership interests in certain nuclear generation assets, the common stock of OES Nuclear Incorporated (OES Nuclear), a wholly owned subsidiary of OE that held an undivided interest in the Perry Nuclear Power Plant, together with associated decommissioning trust funds and other related assets. In connection with the contribution, NGC assumed other liabilities associated with the transferred assets. In addition, OE and Penn received promissory notes from NGC in the principal amount of approximately $371.5 million and $240.4 million, respectively, representing the net book value of the contributed assets as of September 30, 2005, less other liabilities assumed. The notes bear interest at a rate per annum based on OE’s and Penn's weighted average cost of long-term debt (3.98% and 5.39%, respectively), mature twenty years from the date of issuance, and are subject to prepayment at any time, in whole or in part, by NGC. Following the capital contribution, OES Nuclear was merged with and into NGC, and OE distributed the common stock of NGC as a dividend (approximately $106.8 million) to FirstEnergy, such that NGC is currently a direct wholly owned subsidiary of FirstEnergy.

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

The transfers are expected to affect the Companies' near-term future results with reductions in revenues and expenses. Revenues will be reduced due to the termination of the sale of the Companies' nuclear-generated KWH and the lease of their non-nuclear generation assets arrangements with FES. The Companies' expenses will be lower due to the nuclear fuel and operating costs assumed by NGC as well as depreciation and property tax expenses assumed by FGCO and NGC related to the transferred generating assets. OE will retain the nuclear-generated KWH sales arrangement and the portion of expenses related to its retained leasehold interests in Perry and Beaver Valley Unit 2. In addition, the Companies will receive interest income from associated company notes receivable from FGCO and NGC for the transfer of their generation net assets and eliminate the interest expense on certain pollution control notes to be transferred to FGCO and NGC. FES will continue to provide the PLR requirements of the Companies under revised purchased power arrangements for a three-year period beginning January 1, 2006 (see Note 9 - Regulatory Matters).

       The following table provides the value of assets transferred along with the related liabilities:

Assets Transferred (In millions)

Property, plant and equipment	$1,592
Other property and investments	372
Current assets	94
Deferred charges	-
$2,058

Liabilities Related to Assets Transferred

Long-term debt	$104
Current liabilities	-
Noncurrent liabilities	261
$365

Net Assets Transferred	$1,693

15.     NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"

Issued in November 2005, FSP 115-1 and FAS 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP finalized and renamed EITF 03-1 and 03-1-a to FSP FAS 115-1. This FSP will (1) nullify certain requirements of Issue 03-1 and supersedes EITF topic No. D-44, "Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value," (2) clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made, and (3) be effective for other-than-temporary impairment and analyses conducted in periods beginning after September 15, 2005. The FSP requires prospective application with an effective date for reporting periods beginning after December 15, 2005. The Companies are currently evaluating this FSP Issue and any impact on its investments.

EITF Issue 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty"

In September 2005, the EITF reached a final consensus on Issue 04-13 concluding that two or more legally separate exchange transactions with the same counterparty should be combined and considered as a single arrangement for purposes of applying APB 29, when the transactions were entered into "in contemplation" of one another. If two transactions are combined and considered a single arrangement, the EITF reached a consensus that an exchange of inventory should be accounted for at fair value. Although electric power is not capable of being held in inventory, there is no substantive conceptual distinction between exchanges involving power and other storable inventory. Therefore, the Companies will adopt this EITF effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006.

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

SFAS 153, “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29”

      In December 2004, the FASB issued this Statement amending APB 29, which was based on the principle that nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this statement are effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005 and are to be applied prospectively. The Companies are currently evaluating this standard but do not expect it to have a material impact on the financial statements.

SFAS 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”

In November 2004, the FASB issued this statement to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Previous guidance stated that in some circumstances these costs may be “so abnormal” that they would require treatment as current period costs. SFAS 151 requires abnormal amounts for these items to always be recorded as current period costs. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred by the Companies beginning January 1, 2006. The Company does not expect it to have a material impact on its financial statements.

16.      SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 2005 and 2004:

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2005	2005	2005	2005
	(In millions)
Operating Revenues	$726.3	$716.6	$825.8	$706.8
Operating Expenses and Taxes	653.4	667.2	700.1	619.4
Operating Income	72.9	49.4	125.7	87.4
Other Income	0.5	16.9	20.0	23.9
Net Interest Charges	16.6	19.2	14.3	16.2
Income before cumulative effect of accounting change	56.8	47.1	131.4	95.1
Cumulative Effect of Accounting Change (Net of Income Tax Benefit)	-	-	-	(16.3)
Net Income	$56.8	$47.1	$131.4	$78.8
Earnings on Common Stock	$56.1	$46.4	$130.7	$78.1

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2004	2004	2004	2004
	(In millions)
Operating Revenues	$743.3	$718.4	$766.3	$717.6
Operating Expenses and Taxes	660.9	632.2	670.8	646.2
Operating Income	82.4	86.2	95.5	71.4
Other Income	12.5	20.7	17.2	23.7
Net Interest Charges	18.8	19.5	10.0	18.6
Net Income	$76.1	$87.4	$102.7	$76.5
Earnings on Common Stock	$75.5	$86.7	$102.1	$76.0