Form 10-K, Exhibit 13
period 2005-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2006-03-02
CIK 20947, 73960, 77278, 352049, 53456, 65350, 77227, 1031296

THE TOLEDO EDISON COMPANY

2005 ANNUAL REPORT TO STOCKHOLDERS

The Toledo Edison Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio. The area it serves has a population of approximately 0.8 million.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify The Toledo Edison Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an affiliated Ohio electric utility
CFC	Centerior Funding Corporation, a wholly owned finance subsidiary of CEI
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FENOC	FirstEnergy Nuclear Operating Company, operates nuclear generating facilities
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FGCO	FirstEnergy Generation Corp., owns and operates non-nuclear generating facilities
FirstEnergy	FirstEnergy Corp., a public utility holding company
JCP&L	Jersey Central Power & Light Company, an affiliated New Jersey electric utility
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
NGC	FirstEnergy Nuclear Generation Corp., owns nuclear generating facilities
OE	Ohio Edison Company, an affiliated Ohio electric utility
Ohio Companies	CEI, OE and TE
Penelec	Pennsylvania Electric Company, an affiliated Pennsylvania electric utility
Penn	Pennsylvania Power Company, an affiliated Pennsylvania electric utility
Shippingport	Shippingport Capital Trust, a special purpose entity created by CEI and TE in 1997
TE	The Toledo Edison Company
TECC	Toledo Edison Capital Corporation, a 90% owned subsidiary of TE

The following abbreviations and acronyms are used to identify frequently used terms in this report:

AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Nonmonetary Transactions"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletins"
ARO	Asset Retirement Obligation
CO2	Carbon Dioxide
CTC	Competitive Transition Charge
ECAR	East Central Area Reliability Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments"
EITF 04-13	EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty
EPA	Environmental Protection Agency
EPACT	Energy Policy Act of 2005
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 46R	FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities"
FIN 47	FASB Interpretation 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143"
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 115-1 and	FASB Staff Position No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary
FAS 124-1	Impairment and its Application to Certain Investments"
GAAP	Accounting Principles Generally Accepted in the United States
GCAF	Generation Charge Adjustment Factor
IRS	Internal Revenue Service
KWH	Kilowatt-hours
LOC	Letter of Credit
Medicare Act	Medicare Prescription Drug, Improvement and Modernization Act of 2003

i

GLOSSARY OF TERMS, Cont'd

MISO	Midwest Independent Transmission System Operator, Inc.
Moody’s	Moody’s Investors Service
MSG	Market Support Generation
MW	Megawatts
NAAQS	National Ambient Air Quality Standards
NERC	North American Electric Reliability Council
NOAC	Northwest Ohio Aggregation Coalition
NOX	Nitrogen Oxide
NRC	Nuclear Regulatory Commission
OCC	Ohio Consumers' Counsel
OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
PJM	PJM Interconnection L. L. C.
PLR	Provider of Last Resort
PRP	Potentially Responsible Party
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act
RCP	Rate Certainty Plan
RFP	Request for Proposal
RSP	Rate Stabilization Plan
RTC	Regulatory Transition Charge
S&P	Standard & Poor’s Ratings Service
SEC	United States Securities and Exchange Commission
SFAC	Statement of Financial Accounting Concepts
SFAC 7	SFAC No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements"
SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS 101	SFAS No. 101, "Accounting for Discontinuation of Application of SFAS 71"
SFAS 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS 115	SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"
SFAS 140	SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and
Extinguishment of Liabilities"
SFAS 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 151	SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4"
SFAS 153	SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"
SFAS 154	SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"
SO2	Sulfur Dioxide
VIE	Variable Interest Entity

ii

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of The Toledo Edison Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of The Toledo Edison Company and its subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

THE TOLEDO EDISON COMPANY

SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
	(Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues	$1,040,186	$1,008,112	$932,335	$996,045	$1,086,503

Operating Income	$74,505	$93,075	$35,660	$36,699	$85,964

Income (Loss) Before Cumulative Effect
of Accounting Change	$76,164	$86,283	$19,930	$(5,142)	$42,691

Net Income (Loss)	$76,164	$86,283	$45,480	$(5,142)	$42,691

Earnings (Loss) on Common Stock	$68,369	$77,439	$36,642	$(15,898)	$26,556

Total Assets	$2,101,965	$2,825,477	$2,849,605	$2,855,725	$2,869,751

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder’s Equity	$863,426	$835,327	$749,521	$681,195	$629,805
Preferred Stock Not Subject to Mandatory
Redemption	96,000	126,000	126,000	126,000	126,000
Long-Term Debt	237,753	300,299	270,072	557,265	646,174
Total Capitalization	$1,197,179	$1,261,626	$1,145,593	$1,364,460	$1,401,979

CAPITALIZATION RATIOS:
Common Stockholder’s Equity	72.1%	66.2%	65.4%	49.9%	44.6%
Preferred Stock Not Subject to Mandatory
Redemption	8.0	10.0	11.0	9.2	9.0
Long-Term Debt	19.9	23.8	23.6	40.9	46.4
Total Capitalization	100.0%	100.0%	100.0%	100.0%	100.0%

DISTRIBUTION KWH DELIVERIES (Millions):
Residential	2,543	2,316	2,312	2,427	2,258
Commercial	2,937	2,796	2,771	2,702	2,667
Industrial	5,110	5,006	5,097	5,280	5,397
Other	64	56	69	57	61
Total	10,654	10,174	10,249	10,466	10,383

CUSTOMERS SERVED:
Residential	275,226	273,800	270,258	272,474	270,589
Commercial	37,803	36,710	36,969	32,037	31,680
Industrial	224	211	215	1,883	1,898
Other	564	504	451	468	443
Total	313,817	311,225	307,893	306,862	304,610

Number of Employees	431	414	446	508	507

THE TOLEDO EDISON COMPANY

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

FirstEnergy Intra-System Generation Asset Transfers

On May 13, 2005, Penn, and on May 18, 2005, the Ohio Companies entered into certain agreements implementing a series of intra-system generation asset transfers that were completed in the fourth quarter of 2005. The asset transfers resulted in the respective undivided ownership interests of the Ohio Companies and Penn in their nuclear and non-nuclear generation assets being owned by NGC, and FGCO, respectively. The generating plant interests transferred do not include our leasehold interests in certain of the plants that are currently subject to sale and leaseback arrangements with non-affiliates.

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

The transfers are expected to affect our near-term future results with reductions in revenues and expenses. Revenues will be reduced due to the termination of the sale of our nuclear-generated KWH and the lease of our non-nuclear generation assets arrangements to FES. Our expenses will be lower due to the nuclear fuel and operating costs assumed by NGC as well as depreciation and property tax expenses assumed by FGCO and NGC related to the transferred generating assets. We will retain the generated KWH sales arrangement and the portion of expenses related to our retained leasehold interests in the Bruce Mansfield Plant and Beaver Valley Unit 2. In addition, we will receive interest income from associated company notes receivable from FGCO and NGC for the transfer of our generation net assets. FES will continue to provide our PLR requirements under revised purchased power arrangements for a three-year period beginning January 1, 2006 (see Regulatory Matters).

Results of Operations

Earnings on common stock decreased to $68 million in 2005 from $77 million in 2004. This decrease resulted primarily from higher nuclear and other operating costs. These reductions to earnings were partially offset by higher operating revenues, lower purchased power costs and increased deferrals of new regulatory assets.

Earnings on common stock increased to $77 million in 2004 from $37 million in 2003. Earnings on common stock in 2003 included an after-tax gain of $26 million from the cumulative effect of an accounting change due to the adoption of SFAS 143. Income before the cumulative effect increased to $86 million from $20 million in 2003. This increase resulted primarily from the restart of the Davis-Besse Nuclear Power Station in April 2004 that contributed to higher operating revenues and lower nuclear operating costs; interest charges were also lower in 2004. These factors were partially offset by higher fuel and purchased power costs, other operating costs and depreciation and amortization costs.

Operating Revenues

Operating revenues increased by $32 million or 3.2% in 2005 from 2004. The higher revenues resulted from increased retail generation revenues of $45 million, partially offset by a $5 million decrease in distribution revenues, a $4 million decrease in wholesale sales revenue and an increase in shopping incentive credits of $4 million. Retail generation revenues increased in all customer classes (residential - $2 million, commercial - $5 million, industrial - $38 million). Industrial revenues primarily increased as a result of higher unit prices and an increase in KWH sales of 1.5%. Higher KWH sales to industrial customers were partially offset by a slight increase in customer shopping. Generation services provided to industrial customers by alternative suppliers as a percent of total industrial sales delivered in our service area increased by 0.5 percentage point. Higher residential and commercial revenues resulted from increased KWH sales (6.0% and 11.1%, respectively), as the result of warmer summer weather, which increased air conditioning loads, and higher unit prices. The increase in 2005 in commercial KWH sales reflected a 2.9 percentage point reduction in customer shopping while the residential KWH sales increase was moderated by a 2.0 percentage point increase in customer shopping.

The $5 million decrease in distribution revenues in 2005 was due to lower industrial revenues ($26 million), partially offset by increases in residential and commercial revenues ($15 million and $4 million, respectively). The impact from lower industrial sales unit prices more than offset the higher KWH sales in all customer classes.

Operating revenues increased by $76 million or 8.1% in 2004 from 2003. The increase in revenues resulted principally from a $98 million increase in wholesale sales revenue (primarily to FES) due to increased nuclear generation available for sale, partially offset by a $6 million decrease in retail generation revenues from franchise customers and $5 million of shopping incentive credits discussed below. Reduced retail generation revenues (residential - $4 million and commercial - $5 million) in 2004 reflected increases in shopping by residential and commercial customers of 6.9 percentage points and 2.5 percentage points, respectively, while shopping by industrial customers decreased slightly. Increased industrial customer generation revenue of $3 million was due to higher unit prices offsetting a 1.5% decrease in KWH sales.

Distribution revenues decreased by $7 million in 2004 compared to 2003, primarily as a result of lower unit prices in all customer sectors. Distribution deliveries in aggregate to the industrial and commercial sectors decreased and deliveries to residential customers were nearly unchanged in 2004 as compared to 2003.

Under our Ohio transition plan, we provided incentives to customers to encourage shopping from alternative energy providers. The additional credits increased in 2005 and 2004 by $4 million and $5 million, respectively, compared with the prior year. These revenue reductions are deferred for future recovery under our transition plan and do not affect current period earnings.

Changes in electric generation sales and distribution deliveries in 2005 and 2004, compared to the prior year, are summarized in the following table:

Changes in KWH Sales	2005	2004
Increase (Decrease)
Electric Generation:
Retail	4.2%	(3.8)%
Wholesale	2.3%	69.0%
Total Electric Generation Sales	3.1%	26.2%
Distribution Deliveries:
Residential	9.8%	0.2%
Commercial	5.1%	0.9%
Industrial	2.1%	(1.8)%
Total Distribution Deliveries	4.7%	(0.7)%

Operating Expenses and Taxes

Total operating expenses and taxes increased by $51 million in 2005 and by $18 million in 2004. The following table presents changes from the prior year by expense category:

Operating Expenses and Taxes - Changes	2005	2004
Increase (Decrease)	(In millions)
Fuel costs	$8	$18
Purchased power costs	(16)	12
Nuclear operating costs	13	(87)
Other operating costs	16	27
Provision for depreciation	5	4
Amortization of regulatory assets	17	10
Deferral of new regulatory assets	(20)	(11)
General taxes	3	3
Income taxes	25	42
Total operating expenses and taxes	$51	$18

Higher fuel costs in 2005, compared with 2004, resulted principally from increased fossil generation at the Mansfield Plant. Purchased power costs decreased in 2005, compared with 2004, due to a 4.1% decrease in unit costs and a 1.1% decrease in KWH purchased due to the higher generation available in 2005. Increased nuclear operating costs in 2005 were due to expenses associated with the 74-day refueling outage at the Perry Plant and the 25-day refueling outage at Beaver Valley Unit 2 in 2005 compared to no refueling outages in 2004. Other operating costs increased in 2005, compared to 2004, primarily due to the MISO Day 2 expenses that began April 1, 2005, partially offset by lower vegetation management expenses and employee benefit costs.

Higher fuel costs in 2004, compared with 2003, resulted principally from increased nuclear generation, which was up 109.4% due to the return of Davis-Besse from its extended outage. Purchased power costs increased in 2004, compared with 2003, due to higher unit costs partially offset by lower KWH purchased due to lower retail generation sales requirements. Decreased nuclear operating costs in 2004 were due to reduced incremental costs associated with the extended Davis-Besse outage, unplanned work performed during the Perry Plant's 56-day nuclear refueling outage in 2003 and the 28-day refueling outage at Beaver Valley Unit 2 in 2003. Other operating costs increased in 2004, compared to 2003, reflecting higher employee benefit costs.

Depreciation charges increased by $5 million in 2005 compared to 2004 primarily due to property additions and amortization of leasehold improvements. These increases were partially offset by lower depreciation on electric plant as a result of the non-nuclear generation asset transfer on October 24, 2005 and the effect of revised service life assumptions for fossil-fired generating plants (for the 2005 period prior to the asset transfer). Depreciation charges increased by $4 million in 2004 compared to 2003 due to a higher level of depreciable property in 2004.

The increase in charges for amortization of regulatory assets in 2005 and 2004, compared to the prior years, reflected increases in transition cost amortization. The higher deferrals of new regulatory assets in 2005 compared to the prior year were primarily due to higher shopping incentives ($4 million) and related interest ($3 million) in 2005 and the deferral of $12 million of MISO expenses and related interest that began in the second quarter of 2005. The higher deferrals of new regulatory assets in 2004 compared to the prior year were due to higher shopping incentives ($5 million) and related interest ($6 million) in 2004.

General taxes increased $3 million in 2005 primarily due to increases in real estate, personal property and other taxes. General taxes increased $3 million in 2004 primarily due to the absence of settled property tax claims in 2003.

Income taxes increased $25 million in 2005 primarily due to Ohio deferred tax adjustments and an increase in taxable income. Income taxes increased $42 million in 2004 primarily due to an increase in taxable income. In June 30, 2005, tax legislation was enacted in the State of Ohio that created a new CAT tax, which is based on qualifying “taxable gross receipts” and does not consider any expenses or costs incurred to generate such receipts, except for items such as cash discounts, returns and allowances, and bad debts. The CAT tax was effective July 1, 2005, and replaces the Ohio income-based franchise tax and the Ohio personal property tax. The CAT tax is phased-in while the current income-based franchise tax is phased-out over a five-year period at a rate of 20% annually, beginning with the year ended 2005, and the personal property tax is phased-out over a four-year period at a rate of approximately 25% annually, beginning with the year ended 2005. During the phase-out period, the Ohio income-based franchise tax will be computed consistent with the prior tax law, except that the tax liability as computed will be multiplied by 4/5 in 2005; 3/5 in 2006; 2/5 in 2007 and 1/5 in 2008, therefore eliminating the current income-based franchise tax over a five-year period. As a result of the new tax structure, all net deferred tax benefits that were not expected to reverse during the five-year phase-in period were written-off as of June 30, 2005. The impact on income taxes associated with the required adjustment to net deferred taxes for 2005 was an additional tax expense of approximately $18 million, which was partially offset by the initial phase-out of the Ohio income-based franchise tax, which reduced income taxes by approximately $1 million in 2005.

Other Income

Other Income increased by $2 million in 2004, compared to 2003, due to $16 million of interest income from Shippingport Capital Trust (see Note 6 - Variable Interest Entities) beginning in 2004 partially offset by the absence of the $12 million NRG settlement in 2003.

Net Interest Charges

Net interest charges continued to trend lower, decreasing by $9 million in 2005 and $7 million in 2004, compared to the prior year, reflecting redemptions and refinancing activity. In 2005, we refinanced $45 million of pollution control notes. An additional $91 million of pollution control notes were refinanced by NGC as part of the nuclear generation asset transfer. We also optionally redeemed $30 million of preferred stock in 2005. We redeemed $230 million of long-term debt and repriced $121 million of pollution control notes during 2004.

Cumulative Effect of Accounting Change

Upon adoption of SFAS 143 in the first quarter of 2003, we recorded an after-tax gain to net income of $26 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component, was a $44 million increase to income, or $26 million net of income taxes.

Capital Resources and Liquidity

Our cash requirements in 2005 for operating expenses and construction expenditures were met without increasing our net debt and preferred stock outstanding. During 2006 and thereafter, we expect to meet our contractual obligations with a combination of cash from operations and funds from the capital markets. In connection with a plan to realign our capital structure, we plan to issue up to $100 million of new long-term debt in 2006. The proceeds are expected to be used as a return of equity capital to FirstEnergy.

Changes in Cash Position

As of December 31, 2005, we had $15,000 of cash and cash equivalents, which remained unchanged from December 31, 2004.

Cash Flows From Operating Activities

Net cash provided from operating activities was $156 million in 2005, $183 million in 2004 and $61 million in 2003, summarized as follows:

Operating Cash Flows	2005	2004	2003
	(In millions)
Cash earnings(1)	$211	$240	$119
Pension trust contribution(2)	(14)	(8)	-
Working capital and other	(41)	(49)	(58)
Net cash provided from operating activities	$156	$183	$61

(1)	Cash earnings is a Non-GAAP measure (see reconciliation below).
(2)	Pension trust contributions in 2005 and 2004 are net of $6 million and $5 million of income tax benefits, respectively.

Cash earnings, as disclosed in the table above, are not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance. The following table reconciles cash earnings with net income.

Reconciliation of Cash Earnings	2005	2004	2003
	(In millions)
Net Income (GAAP)	$76	$86	$45
Non-Cash Charges (Credits):
Provision for depreciation	63	58	55
Amortization of regulatory assets	141	124	114
Deferral of new regulatory assets	(59)	(39)	(28)
Nuclear fuel and capital lease amortization	18	25	9
Amortization of electric service obligation	(5)	-	-
Deferred rents and lease market valuation liability	(30)	(23)	(37)
Deferred income taxes and investment tax credits, net*	(6)	2	(14)
Accrued compensation and retirement benefits	5	7	1
Cumulative effect of accounting changes	-	-	(26)
Tax refund related to pre-merger period	8	-	-
Cash earnings (Non-GAAP)	$211	$240	$119

*	Excludes $5 million of deferred tax benefits from pension contribution in 2004.

Net cash provided from operating activities decreased $27 million in 2005 from 2004 as a result of a $29 million decrease for the reasons described above under “Results of Operations” and a $6 million increase in after-tax voluntary pension trust contributions in 2005 as compared to 2004, partially offset by an $8 million increase from changes in working capital and other. The increase in cash provided from working capital and other was primarily due to $38 million of funds received in 2005 for prepaid electric service (under a three-year Energy for Education Program with the Ohio Schools Council), partially offset by increased cash outflows from accounts payable of $22 million, primarily to FESC.

Net cash provided from operating activities increased $122 million in 2004 from 2003 as a result of a $121 million increase in cash earnings as described above under “Results of Operations” and a $9 million increase from changes in working capital and other. These increases were partially offset by the $8 million after-tax voluntary pension trust contribution in 2004.

Cash Flows From Financing Activities

In 2005 and 2004, net cash used for financing activities of $211 million and $94 million, respectively, and in 2003, $7 million net cash provided from financing activities, primarily reflected the new issues and redemptions shown below:

Securities Issued or Redeemed	2005	2004	2003
	(In millions)
New Issues:
Pollution Control Notes	$45	$104	$-

Redemptions:
Pollution Control Notes	$136	$-	$-
Unsecured Notes	-	-	7
Secured Notes	-	261	183
Preferred Stock	30	-	-
Other, principally redemption premiums	3	1	1
	$169	$262	$191

Short-term Borrowings, Net	$(9)	$74	$206

Net cash used for financing activities increased $117 million in 2005 from 2004. The increase primarily resulted from a net increase of $49 million of net debt redemptions shown above and $70 million of common stock dividends to FirstEnergy in 2005.

On January 20, 2006, we redeemed all 1.2 million of our outstanding shares of Adjustable Rate Series B preferred stock at $25.00 per share, plus accrued dividends to the date of redemption.

We had $43 million of cash and temporary investments (which include short-term notes receivable from associated companies) and approximately $65 million of short-term indebtedness as of December 31, 2005. We have obtained authorization from the PUCO to incur short-term debt of up to $500 million (including through available bank facilities and the utility money pool described below). As of December 31, 2005, we had the capability to issue $620 million of additional FMB on the basis of property additions and retired bonds under the terms of our mortgage indenture. Based upon applicable earnings coverage tests, we could issue up to $1.1 billion of preferred stock (assuming no additional debt was issued as of December 31, 2005).

On June 14, 2005, we, FirstEnergy, OE, Penn, CEI, JCP&L, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility with a syndicate of banks that expires in June 2010. Borrowings under the facility are available to each Borrower separately and will mature on the earlier of 364 days from the date of borrowing and the commitment expiration date, as the same may be extended. Our borrowing limit under the facility is $250 million subject to applicable regulatory approval.

Under the revolving credit facility, borrowers may request the issuance of letters of credit expiring up to one year from the date of issuance. The stated amount of outstanding letters of credit will count against total commitments available under the facility and against the applicable borrower’s borrowing sub-limit.

The revolving credit facility contains financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%. As of December 31, 2005, our debt to total capitalization as defined under the revolving credit facility, was 28%.

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

Our access to capital markets and costs of financing are dependent on the ratings of our securities and the securities of FirstEnergy. The following table shows securities ratings as of December 31, 2005. The ratings outlook from S&P on all securities is stable. The ratings outlook from Moody’s and Fitch on all securities is positive.

Ratings of Securities	Securities	S&P	Moody’s	Fitch
FirstEnergy	Senior unsecured	BBB-	Baa3	BBB-

TE	Senior secured	BBB	Baa2	BBB-
	Preferred stock	BB+	Ba2	BB

Cash Flows From Investing Activities

Net cash provided from investing activities increased to $55 million in 2005 from a net use of cash for investing activities of $91 million in 2004. This change was primarily due to increased loan activity with associated companies. The $552 million increase in collection of principal amounts on long-term notes receivable in 2005 included $429 million from NGC and $123 million from FGCO. The $429 million received from NGC related to the nuclear generation asset transfer that occurred on December 16, 2005. The $123 million received from FGCO related to a balloon payment received in May 2005 for the gas-fired combustion turbines sold in 2001. This increase in collection from associated companies was partially offset by $409 million in loan payments to the money pool, compared to $7 million in loan repayments from associated companies in 2004.

Net cash used for investing activities increased to $91 million in 2004 from $86 million in 2003. This increase was primarily due to the change in the investment in lessor notes, partially offset by lower property additions.

Our capital spending for the period 2006-2010 is expected to be about $228 million, of which approximately $54 million applies to 2006. The capital spending is primarily for property additions supporting the distribution of electricity. In addition, there is capital spending for the leasehold interests in certain generating plants retained after the generation assets transfers.

Contractual Obligations

As of December 31, 2005, our estimated cash payments under existing contractual obligations that we consider firm obligations were as follows:

			2007-	2009-
Contractual Obligations	Total	2006	2008	2010	Thereafter
	(In millions)
Long-term debt (1)	$291	$-	$30	$-	$261
Short-term borrowings	65	65	-	-	-
Operating leases (2)	857	84	150	148	475
Purchases (3)	230	36	69	63	62
Total	$1,443	$185	$249	$211	$798

(1)	Amounts reflected do not include interest on long-term debt.
(2)	Operating lease payments are net of capital trust receipts of $276.8 million (see Note 5).
(3)	Fuel and power purchases under contracts with fixed or minimum quantities and approximate timing.

Off-Balance Sheet Arrangements

Obligations not included on our Consolidated Balance Sheet primarily consist of sale and leaseback arrangements involving the Bruce Mansfield Plant and Beaver Valley Unit 2, which are reflected in the operating lease payments above (see Note 5 - Leases). As of December 31, 2005, the present value of these operating lease commitments, net of trust investments, total $539 million.

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations:

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2006	2007	2008	2009	2010	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income	$12	$9	$15	$12	$19	$617	$684	$636
Average interest rate	7.7%	7.7%	7.7%	7.7%	7.7%	5.4%	5.6%

Liabilities
Long-term Debt and Other
Long-Term Obligations:
Fixed rate		$30				$14	$44	$45
Average interest rate		7.1%				5.9%	6.7%
Variable rate						$247	$247	$248
Average interest rate						3.3%	3.3%
Short-term Borrowings	$65						$65	$65
Average interest rate	4.0%						4.0%

Equity Price Risk

Included in our nuclear decommissioning trust investments are marketable equity securities carried at their market value of approximately $188 million as of December 31, 2004. There were no marketable equity securities in the trust investments as of December 31, 2005. As discussed in Note 4 - Fair Value of Financial Instruments, our nuclear decommissioning trust investments were transferred to NGC as part of the intra-system generation asset transfers with the exception of an amount related to our retained leasehold interests in Beaver Valley Unit 2.

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

Regulatory Matters

Regulatory assets are costs which have been authorized by the PUCO and the FERC for recovery from customers in the future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered under the provisions of our transition plan and rate restructuring plan. Our regulatory assets as of December 31, 2005 and 2004 were $287 million and $366 million, respectively.

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

•	Maintain our existing level of base distribution rates through December 31, 2008,

•
Defer and capitalize for future recovery with carrying charges certain distribution costs to be incurred by all the Ohio Companies during the period January 1, 2006 through December 31, 2008, not to exceed $150 million in each of the three years;

•	Adjust the RTC and Extended RTC recovery periods and rate levels so that full recovery of our authorized costs will occur as of December 31, 2008;

•	Reduce our deferred shopping incentive balances as of January 1, 2006 by up to $45 million by accelerating the application of our accumulated cost of removal regulatory liability; and

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

Amortization
Period	Amortization
(In millions)
2006	$80
2007	89
2008	100
Total Amortization	$269

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

On August 31, 2005, the PUCO approved our settlement stipulation for a rider to recover transmission and ancillary service-related costs beginning January 1, 2006, to be adjusted each July 1 thereafter. The incremental transmission and ancillary service revenues expected to be recovered from January through June 2006 are approximately $8 million, including recovery of the 2005 deferred MISO expenses as described below. In May 2006, we will file a modification to the rider to determine revenues from July 2006 through June 2007. On January 20, 2006, the OCC sought rehearing of the PUCO approval of the rider recovery during the period January 1, 2006 through June 30, 2006, as that amount pertains to recovery of the deferred costs. The PUCO denied the OCC's application on February 6, 2006. The OCC has sixty days from that date to appeal the PUCO's approval of the rider.

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

Regulation of Hazardous Waste-

We have been named a PRP at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Included in Other Noncurrent Liabilities are accrued liabilities aggregating approximately $0.2 million as of December 31, 2005.

See Note 13(B) to the consolidated financial statements for further details and a complete discussion of environmental matters.

Other Legal Proceedings

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to our normal business operations pending against us. The other potentially material items not otherwise discussed above are described below.

Power Outages and Related Litigation-

On August 14, 2003, various states and parts of southern Canada experienced widespread power outages. The outages affected approximately 1.4 million customers in FirstEnergy's service area. The U.S. - Canada Power System Outage Task Force’s final report in April 2004 on the outages concludes, among other things, that the problems leading to the outages began in our Ohio service area. Specifically, the final report concluded, among other things, that the initiation of the August 14, 2003 power outages resulted from an alleged failure of both FirstEnergy and ECAR to assess and understand perceived inadequacies within our system; inadequate situational awareness of the developing conditions; and a perceived failure to adequately manage tree growth in certain transmission rights of way. The Task Force also concluded that there was a failure of the interconnected grid's reliability organizations (MISO and PJM) to provide effective real-time diagnostic support. The final report is publicly available through the Department of Energy’s website (www.doe.gov). We believe that the final report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14, 2003 power outages and that it does not adequately address the underlying causes of the outages. We remain convinced that the outages cannot be explained by events on any one utility's system. The final report contained 46 “recommendations to prevent or minimize the scope of future blackouts.” Forty-five of those recommendations related to broad industry or policy matters while one, including subparts, related to activities the Task Force recommended be undertaken by FirstEnergy, MISO, PJM, ECAR, and other parties to correct the causes of the August 14, 2003 power outages. We implemented several initiatives, both prior to and since the August 14, 2003 power outages, which were independently verified by NERC as complete in 2004 and were consistent with these and other recommendations and collectively enhance the reliability of our electric system. Our implementation of these recommendations in 2004 included completion of the Task Force recommendations that were directed toward FirstEnergy. We also are proceeding with the implementation of the recommendations regarding enhancements to regional reliability that were to be completed subsequent to 2004 and will continue to periodically assess the FERC-ordered Reliability Study recommendations for forecasted 2009 system conditions, recognizing revised load forecasts and other changing system conditions which may impact the recommendations. Thus far, implementation of the recommendations has not required, nor is expected to require, substantial investment in new, or material upgrades to existing equipment, and therefore, we have not accrued a liability as of December 31, 2005 for any expenditures in excess of those actually incurred through that date. We note, however, that the FERC or other applicable government agencies and reliability coordinators may take a different view as to recommended enhancements or may recommend additional enhancements in the future that could require additional, material expenditures. Finally, the PUCO is continuing to review our filing that addressed upgrades to control room computer hardware and software and enhancements to the training of control room operators before determining the next steps, if any, in the proceeding.

FirstEnergy companies are also defending six separate complaint cases before the PUCO relating to the August 14, 2003 power outage. Two cases were originally filed in Ohio State courts but were subsequently dismissed for lack of subject matter jurisdiction and further appeals were unsuccessful. In these cases the individual complainants—three in one case and four in the other—sought to represent others as part of a class action. The PUCO dismissed the class allegations, stating that its rules of practice do not provide for class action complaints. Of the four other pending PUCO complaint cases, three were filed by various insurance carriers either in their own name as subrogees or in the name of their insured. In each of the four cases, the carrier seeks reimbursement from various FirstEnergy companies (and, in one case, from PJM, MISO and American Electric Power Company, Inc. as well) for claims paid to insureds for claims allegedly as a result of the loss of power on August 14, 2003. The listed insureds in these cases, in many instances, are not customers of any FirstEnergy company. The fourth case involves the claim of a non-customer seeking reimbursement for losses incurred when its store was burglarized on August 14, 2003. In addition to these six cases, the Ohio Companies were named as respondents in a regulatory proceeding that was initiated at the PUCO in response to complaints alleging failure to provide reasonable and adequate service stemming primarily from the August 14, 2003 power outages. No estimate of potential liability has been undertaken for any of these cases.

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

Nuclear Plant Matters-

As of December 16, 2005, NGC acquired ownership of the nuclear generation assets transferred from CEI, OE, TE and Penn with the exception of leasehold interests of OE and TE in certain of the nuclear plants that are subject to sale and leaseback arrangements with non-affiliates. Excluding our retained leasehold interests in Beaver Valley Unit 2 (18.26%), the transfer consisted of our prior owned interests in Beaver Valley Unit 2 (1.65%), Davis-Besse (48.62%) and Perry (19.91%).

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

On April 21, 2005, the NRC issued a NOV and proposed a $5 million civil penalty related to the degradation of the Davis-Besse reactor vessel head issue described above. We accrued $1.0 million for a potential fine prior to 2005 and accrued the remaining liability for our share of the proposed fine of $1.7 million during the first quarter of 2005. On September 14, 2005, FENOC filed its response to the NOV with the NRC. FENOC accepted full responsibility for the past failure to properly implement its boric acid corrosion control and corrective action programs. The NRC NOV indicated that the violations do not represent current licensee performance. We paid the penalty in the third quarter of 2005. On January 23, 2006, FENOC supplemented its response to the NRC's NOV on the Davis-Besse head degradation to reflect the deferred prosecution agreement that FENOC had reached with the DOJ.

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

In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $20 million). As a result of our voluntary contribution and the increased market value of pension plan assets, we recognized a prepaid benefit cost of $36 million as of December 31, 2005. As prescribed by SFAS 87, we eliminated our additional minimum liability of $20 million and its intangible asset of $5 million. In addition, the entire AOCL balance was credited by $8 million (net of $6 million in deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Health care cost trends have significantly increased and will affect future OPEB costs. The 2005 and 2004 composite health care trend rate assumptions are approximately 9-11%, gradually decreasing to 5% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in our health care plans, and projections of future medical trend rates. The effect on TE's portion of pension and OPEB costs from changes in key assumptions are as follows:

Increase in Costs from Adverse Changes in Key Assumptions

Assumption	Adverse Change	Pension	OPEB	Total
		(In millions)
Discount rate	Decrease by 0.25%	$0.3	$0.2	$0.5
Long-term return on assets	Decrease by 0.25%	$0.3	$-	$0.3
Health care trend rate	Increase by 1%	na	$1.4	$1.4

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment were indicated, we recognize a loss - calculated as the difference between the implied fair value of our goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2005, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. In the year ended December 31, 2005, we adjusted goodwill to reverse pre-merger tax accruals due to the final resolution of tax contingencies related to the Centerior acquisition. As of December 31, 2005, we had approximately $501 million of goodwill.

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

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"

Issued in November 2005, FSP 115-1 and FAS 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP finalized and renamed EITF 03-1 and 03-1-a to FSP FAS 115-1. This FSP will (1) nullify certain requirements of Issue 03-1 and supersedes EITF topic No. D-44, "Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value," (2) clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made, and (3) be effective for other-than-temporary impairment and analyses conducted in periods beginning after September 15, 2005. The FSP requires prospective application with an effective date for reporting periods beginning after December 15, 2005. We are currently evaluating this FSP and any impact on its investments.

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

SFAS 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4”

In November 2004, the FASB issued SFAS 151 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Previous guidance stated that in some circumstances these costs may be “so abnormal” that they would require treatment as current period costs. SFAS 151 requires abnormal amounts for these items to always be recorded as current period costs. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred beginning January 1, 2006. We do not expect this statement to have a material impact on its financial statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004	2003
		(In thousands)

OPERATING REVENUES (a) (Note 2(I))	$1,040,186	$1,008,112	$932,335

OPERATING EXPENSES AND TAXES:
Fuel	58,897	50,892	32,735
Purchased power (Note 2(I))	296,720	312,867	300,804
Nuclear operating costs	181,410	168,401	254,986
Other operating costs (Note 2(I))	168,522	152,879	125,869
Provision for depreciation	62,486	57,948	54,524
Amortization of regulatory assets	141,343	123,858	113,664
Deferral of new regulatory assets	(58,566)	(38,696)	(27,575)
General taxes	57,108	54,142	50,742
Income taxes (benefit)	57,761	32,746	(9,074)
Total operating expenses and taxes	965,681	915,037	896,675

OPERATING INCOME	74,505	93,075	35,660

OTHER INCOME (net of income taxes) (Notes 2(I) and 7)	22,683	22,951	20,558

NET INTEREST CHARGES:
Interest on long-term debt	16,811	27,153	38,874
Allowance for borrowed funds used during construction	(465)	(3,696)	(5,838)
Other interest expense	4,678	6,286	3,252
Net interest charges	21,024	29,743	36,288

INCOME BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGE	76,164	86,283	19,930

Cumulative effect of accounting change (net of income taxes
of $18,201,000) (Note 2(G))	-	-	25,550

NET INCOME	76,164	86,283	45,480

PREFERRED STOCK DIVIDEND REQUIREMENTS	7,795	8,844	8,838

EARNINGS ON COMMON STOCK	$68,369	$77,439	$36,642

(a) Includes electric sales to associated companies of $300 million, $305 million and $212 million in 2005, 2004 and 2003, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2005	2004
	(In thousands)
ASSETS
UTILITY PLANT:
In service	$824,677	$1,856,478
Less - Accumulated provision for depreciation	372,845	778,864
	451,832	1,077,614
Construction work in progress-
Electric plant	33,920	58,535
Nuclear fuel	-	15,998
	33,920	74,533
	485,752	1,152,147
OTHER PROPERTY AND INVESTMENTS:
Investment in lessor notes (Note 5)	178,798	190,692
Nuclear plant decommissioning trusts	59,209	297,803
Long-term notes receivable from associated companies	441,432	39,975
Other	1,781	2,031
	681,220	530,501
CURRENT ASSETS:
Cash and cash equivalents	15	15
Receivables-
Customers	2,209	4,858
Associated companies	16,311	36,570
Other	6,410	3,842
Notes receivable from associated companies	43,095	135,683
Materials and supplies, at average cost	-	40,280
Prepayments and other	1,059	1,150
	69,099	222,398
DEFERRED CHARGES:
Goodwill	501,022	504,522
Regulatory assets	287,095	366,385
Prepaid pension costs	35,566	-
Property taxes	18,047	24,100
Other	24,164	25,424
	865,894	920,431
	$2,101,965	$2,825,477
CAPITALIZATION AND LIABILITIES
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	$863,426	$835,327
Preferred stock	96,000	126,000
Long-term debt	237,753	300,299
	1,197,179	1,261,626
CURRENT LIABILITIES:
Currently payable long-term debt	53,650	90,950
Accounts payable-
Associated companies	46,386	110,047
Other	2,672	2,247
Notes payable to associated companies	64,689	429,517
Accrued taxes	49,344	46,957
Lease market valuation liability	24,600	24,600
Other	40,049	53,055
	281,390	757,373
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	221,149	221,950
Accumulated deferred investment tax credits	11,824	25,102
Lease market valuation liability	243,400	268,000
Retirement benefits	40,353	39,227
Asset retirement obligation	24,836	194,315
Deferred revenues - electric service programs	32,606	-
Other	49,228	57,884
	623,396	806,478

COMMITMENTS AND CONTINGENCIES (Notes 5 and 13)
	$2,101,965	$2,825,477

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,					2005	2004
(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, $5 par value, authorized 60,000 shares
39,133,887 shares outstanding					$195,670	$195,670
Other paid-in capital					473,638	428,559
Accumulated other comprehensive income (Note 2(F))					4,690	20,039
Retained earnings (Note 10(A))					189,428	191,059
Total common stockholder's equity					863,426	835,327
	Number of Shares		Optional
	Outstanding		Redemption Price
	2005	2004	Per Share	Aggregate
PREFERRED STOCK NOT SUBJECT TO
MANDATORY REDEMPTION (Note 10(B)):
Cumulative, $100 par value-
Authorized 3,000,000 shares
$4.25	160,000	160,000	$104.63	$16,740	16,000	16,000
$4.56	50,000	50,000	101.00	5,050	5,000	5,000
$4.25	100,000	100,000	102.00	10,200	10,000	10,000
Total	310,000	310,000		31,990	31,000	31,000

Cumulative, $25 par value-
Authorized 12,000,000 shares
$2.365	1,400,000	1,400,000	27.75	$38,850	35,000	35,000
Adjustable Series A	-	1,200,000		-	-	30,000
Adjustable Series B	1,200,000	1,200,000	25.00	30,000	30,000	30,000
	2,600,000	3,800,000		68,850	65,000	95,000
Total	2,910,000	4,110,000		100,840	96,000	126,000

LONG-TERM DEBT (Note 10(C)):

Secured notes-
7.130% due 2007					30,000	30,000
7.625% due 2020					-	45,000
7.750% due 2020					-	54,000
* 3.050% due 2024					67,300	67,300
6.100% due 2027					10,100	10,100
5.375% due 2028					3,751	3,751
* 3.400% due 2033					30,900	30,900
* 3.130% due 2033					20,200	20,200
* 3.150% due 2033					30,500	30,500
* 3.300% due 2035					45,000	-
Total secured notes					237,751	291,751

Unsecured notes-
* 3.540% due 2030					34,850	34,850
* 4.500% due 2033					-	31,600
* 3.620% due 2033					18,800	18,800
* 3.100% due 2033					-	5,700
Total unsecured notes					53,650	90,950

Net unamortized premium on debt					2	8,548
Long-term debt due within one year					(53,650)	(90,950)
Total long-term debt					237,753	300,299
TOTAL CAPITALIZATION					$1,197,179	$1,261,626

* Denotes variable-rate issue with applicable year-end interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
				Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2003		39,133,887	$195,670	$428,559	$(20,012)	$76,978
Net income	$45,480					45,480
Unrealized gain on investments, net
of $13,908,000 of income taxes	19,988				19,988
Minimum liability for unfunded retirement benefits,
net of $8,489,000 of income taxes.	11,696				11,696
Comprehensive income	$77,164
Cash dividends on preferred stock						(8,838)
Balance, December 31, 2003		39,133,887	195,670	428,559	11,672	113,620
Net income	$86,283					86,283
Unrealized gain on investments, net
of $5,246,000 of income taxes	7,253				7,253
Minimum liability for unfunded retirement benefits,
net of $717,000 of income taxes.	1,114				1,114
Comprehensive income	$94,650
Cash dividends on preferred stock						(8,844)
Balance, December 31, 2004		39,133,887	195,670	428,559	20,039	191,059
Net income	$76,164					76,164
Unrealized loss on investments, net
of $(16,884,000) of income taxes	(23,654)				(23,654)
Minimum liability for unfunded retirement benefits,
net of $5,836,000 of income taxes.	8,305				8,305
Comprehensive income	$60,815
Affiliated company asset transfers				45,060
Restricted stock units				19
Cash dividends on preferred stock						(7,795)
Cash dividends on common stock						(70,000)
Balance, December 31, 2005		39,133,887	$195,670	$473,638	$4,690	$189,428

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Not Subject to
	Mandatory Redemption
	Number	Carrying
	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2003	4,110,000	$126,000
Balance, December 31, 2003	4,110,000	126,000
Balance, December 31, 2004	4,110,000	126,000
Redemptions-
Adjustable Series A	(1,200,000)	(30,000)
Balance, December 31, 2005	2,910,000	$96,000

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004	2003
		(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$76,164	$86,283	$45,480
Adjustments to reconcile net income to net cash from
operating activities-
Provision for depreciation	62,486	57,948	54,524
Amortization of regulatory assets	141,343	123,858	113,664
Deferral of new regulatory assets	(58,566)	(38,696)	(27,575)
Nuclear fuel and capital lease amortization	18,463	25,034	9,289
Deferred rents and lease market valuation liability	(30,088)	(23,121)	(37,001)
Deferred income taxes and investment tax credits, net	(6,519)	6,123	(14,638)
Accrued compensation and retirement benefits	5,396	6,963	840
Cumulative effect of accounting change	-	-	(25,550)
Pension trust contribution	(19,933)	(12,572)	-
Tax refund related to pre-merger period	8,164	-	-
Decrease (increase) in operating assets-
Receivables	10,813	10,228	19,107
Materials and supplies	(3,210)	(5,133)	1,481
Prepayments and other current assets	91	5,554	(3,249)
Increase (decrease) in operating liabilities-
Accounts payable	(45,416)	(23,398)	(53,765)
Accrued taxes	2,387	(8,647)	20,928
Accrued interest	(1,557)	(9,080)	(3,965)
Electric service prepayment programs	32,605	-	-
Other	(36,939)	(18,438)	(38,977)
Net cash provided from operating activities	155,684	182,906	60,593

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	45,000	103,500	-
Short-term borrowings, net	-	73,565	206,300
Redemptions and Repayments-
Preferred stock	(30,000)	-	-
Long-term debt	(138,859)	(262,162)	(190,794)
Short-term borrowings, net	(8,996)	-	-
Dividend Payments-
Common stock	(70,000)	-	-
Preferred stock	(7,795)	(8,844)	(8,844)
Net cash provided from (used for) financing activities	(210,650)	(93,941)	6,662

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(71,976)	(64,629)	(84,924)
Loan repayments from (loans to) associated companies, net	(409,409)	7,081	(19,014)
Collection of principal on long-term notes receivable	552,613	203	188
Investments in lessor notes (Note 5)	11,894	10,246	40,025
Contributions to nuclear decommissioning trusts	(28,541)	(28,541)	(28,541)
Other	385	(15,547)	6,560
Net cash provided from (used for) investing activities	54,966	(91,187)	(85,706)

Net change in cash and cash equivalents	-	(2,222)	(18,451)
Cash and cash equivalents at beginning of year	15	2,237	20,688
Cash and cash equivalents at end of year	$15	$15	$2,237

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$29,709	$40,082	$38,576
Income taxes (refund)	$78,265	$53,728	$(9,257)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,	2005	2004	2003
	(In thousands)
GENERAL TAXES:
Ohio kilowatt-hour excise*	$28,947	$28,158	$29,793
Real and personal property	25,030	23,559	18,488
Social security and unemployment	2,365	2,089	1,861
Other	766	336	600
Total general taxes	$57,108	$54,142	$50,742

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$61,914	$34,587	$15,495
State	18,535	11,640	4,537
	80,449	46,227	20,032
Deferred, net-
Federal	(18,994)	7,156	4,414
State	14,875	1,064	1,205
	(4,119)	8,220	5,619
Investment tax credit amortization	(2,399)	(2,097)	(2,056)
Total provision for income taxes	$73,931	$52,350	$23,595

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$57,761	$32,746	$(9,074)
Other income	16,170	19,604	14,468
Cumulative effect of accounting change	-	-	18,201
Total provision for income taxes	$73,931	$52,350	$23,595

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$150,095	$138,633	$69,075
Federal income tax expense at statutory rate	$52,533	$48,522	$24,176
Increases (reductions) in taxes resulting from-
State income taxes, net of federal income tax benefit	21,716	8,258	3,732
Amortization of investment tax credits	(2,399)	(2,097)	(2,056)
Amortization of tax regulatory assets	(2,841)	(2,492)	(2,397)
Other, net	4,922	159	140
Total provision for income taxes	$73,931	$52,350	$23,595

ACCUMULATED DEFERRED INCOME TAXES AS OF
DECEMBER 31:
Property basis differences	$229,430	$216,933	$193,409
Regulatory transition charge	54,719	101,190	151,129
Asset retirement obligations	-	14,703	13,158
Unamortized investment tax credits	(3,785)	(9,606)	(10,472)
Deferred gain for asset sales - affiliated companies	10,893	11,111	12,618
Other comprehensive income	3,036	14,084	8,121
Above market leases	(104,998)	(120,078)	(130,231)
Retirement benefits	6,527	41	(4,568)
Shopping incentive deferral	43,926	36,628	21,416
Other	(18,599)	(43,056)	(52,626)
Net deferred income tax liability	$221,149	$221,950	$201,954

* Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include TE (Company) and its 90% owned subsidiary, TECC. TECC was formed in 1997 to make equity investments in a business trust in connection with financing related to the Bruce Mansfield Plant sale and leaseback transaction (see Note 5). CEI, an affiliate, has a 10% interest in TECC. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including CEI, OE, ATSI, JCP&L, Met-Ed and Penelec. In the fourth quarter of 2005, the Company completed the intra-system transfers of its non-nuclear and nuclear generation assets to FGCO and NGC, respectively. See Note 14 - FirstEnergy Intra-System Generation Asset Transfers for further discussion.

The Company follows GAAP and complies with the regulations, orders, policies and practices prescribed by the SEC, PUCO and FERC. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

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

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2005	2004
	(In millions)
Regulatory transition costs	$191	$327
Customer shopping incentives	132	89
Liabilities to customers - income taxes	(5)	(10)
Gain on reacquired debt	(4)	(5)
Employee postretirement benefit costs	6	7
MISO transmission costs	12	-
Asset removal costs	(47)	(41)
Other	2	(1)
Total	$287	$366

The Company has been deferring customer shopping incentives and interest costs (Extended RTC) as new regulatory assets in accordance with the prior transition and rate stabilization plans. As a result of the RCP approved in January 2006, the Extended RTC balance ($132 million as of December 31, 2005) was reduced on January 1, 2006 by $45 million by accelerating the application of the Company's accumulated cost of removal regulatory liability against the Extended RTC balance. In accordance with the RCP, the recovery periods for the aggregate of the regulatory transition costs and the Extended RTC amounts were adjusted so that recovery of these aggregate amounts through the Company's RTC rate component began on January 1, 2006, with full recovery expected to be completed for the Company as of December 31, 2008. At the end of the recovery period, any remaining unamortized regulatory transition costs and Extended RTC balance will be eliminated, first, by applying any remaining cost of removal regulatory liability balance. Any remaining regulatory transition costs and Extended RTC balances would be written off. In addition, the RCP allowed the Ohio Companies to defer and capitalize certain distribution costs during the period January 1, 2006 through December 31, 2008, not to exceed $150 million in each of the years 2006, 2007 and 2008. These deferrals will be recovered in distribution rates effective on or after January 1, 2009. See Note 9 for further discussion of the recovery of the shopping incentives and the new cost deferrals.

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

Amortization
Period	Amortization
(In millions)
2006	$80
2007	89
2008	100
Total Amortization	$269

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

Receivables from customers include sales to residential, commercial and industrial customers located in the Company's service area and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2005, with respect to any particular segment of the Company's customers. Total customer receivables were $2 million (billed - $2 million) and $5 million (billed - $4 million and unbilled - $1 million) as of December 31, 2005 and 2004, respectively.

The Company and CEI sell substantially all of their retail customer receivables to CFC, a wholly owned subsidiary of CEI. In June 2005, the CFC receivable financing structure was renewed and restructured from an off-balance-sheet transaction to an on-balance-sheet transaction. Under the new structure, any borrowings under the facility appear on the balance sheet as short-term debt.

(D) UTILITY PLANT AND DEPRECIATION-

Utility plant reflects original cost of construction (except for the Company's leasehold interests in Beaver Valley Unit 2 which were adjusted to fair value), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs incurred to place the assets in service. The costs of normal maintenance, repairs and minor replacements are expensed as incurred. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 3.1% in 2005 and 2.8% in 2004 and 2003.

(E) ASSET IMPAIRMENTS-

Long-lived Assets

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, the Company evaluates its goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's 2005 annual review was completed in the third quarter of 2005 with no impairment indicated. The forecasts used in the Company's evaluation of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on its future evaluations of goodwill. The impairment analysis includes a significant source of cash representing the Company's recovery of transition costs as described above under "Regulatory Matters." The Company estimates that completion of transition cost recovery will not result in an impairment of goodwill. As of December 31, 2005, the Company had approximately $501 million of goodwill. In the year ended December 31, 2005, the Company adjusted goodwill to reverse pre-merger tax accruals due to the final resolution of tax contingencies related to the Centerior acquisition.

Investments

The Company periodically evaluates for impairment investments that include available-for-sale securities held by its nuclear decommissioning trusts. In accordance with SFAS 115, securities classified as available-for-sale are evaluated to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is determined to be other than temporary, the cost basis of the security is written down to fair value. The Company considers, among other factors, the length of time and the extent to which the security's fair value has been less than cost and the near-term financial prospects of the security issuer when evaluating investments for impairment. The fair value and unrealized gains and losses of the Company's investments are disclosed in Note 4.

(F)	COMPREHENSIVE INCOME-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with FirstEnergy and preferred stockholders. As of December 31, 2005, accumulated other comprehensive income consisted of unrealized gains on investments in securities available for sale of $5 million. As of December 31, 2004, accumulated other comprehensive income consisted of a minimum liability for unfunded retirement benefits of $8 million and unrealized gains on investments in securities available for sale of $28 million.

(G)	CUMULATIVE EFFECT OF ACCOUNTING CHANGE-

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

Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carryforward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Deferred tax assets are recognized based on income tax rates expected to be in effect when they are settled. The Company is included in FirstEnergy’s consolidated federal income tax return. The consolidated tax liability is allocated on a “stand-alone” company basis, with the Company recognizing any tax losses or credits it contributed to the consolidated return. (See Note 8 for Ohio Tax Legislation discussion.)

(I)	TRANSACTIONS WITH AFFILIATED COMPANIES-

Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily ATSI, FES, NGC and FESC. The Ohio transition plan resulted in the corporate separation of FirstEnergy's regulated and unregulated operations in 2001. FES operates the generation businesses of the Company, CEI, OE and Penn. As a result, the Company had entered into power supply agreements (PSA) whereby FES purchased all of the Company's nuclear generation and the generation from leased fossil generation facilities. In the fourth quarter of 2005, the Company, CEI, OE and Penn completed the intra-system transfers of their generation assets to FGCO and NGC (see Note 14). This resulted in the elimination of the fossil generating units rent revenues and the nuclear generation PSA revenues with the exception of those revenues related to the leasehold interests (see Note 6) which were not included in the Company's transfers. The Company is now receiving interest income from FGCO and NGC on the associated companies notes received in exchange for the transferred net assets. The Company continues to purchase its power from FES to meet its PLR obligations. In the fourth quarter of 2003, ATSI transferred operational control of its transmission facilities to MISO and previously affiliated transmission service expenses are now provided under the MISO Open Access Transmission Tariff. CFC serves as the transferor in connection with the accounts receivable securitization for the Company and CEI. The primary affiliated companies transactions are as follows:

	2005	2004	2003
	(In millions)
Operating Revenues:
PSA revenues from FES	$195	$204	$103
Generating units rent from FES	12	15	15
Electric sales to CEI	105	101	109
Ground lease with ATSI	2	2	2

Services Received:
Purchased power under PSA	295	311	298
Transmission expenses	-	-	19
FESC support services	34	36	35

Other Income:
Interest income from ATSI	3	3	3
Interest income from FES	4	10	10
Interest income from Shippingport (Note 6)	15	16	-

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

The Company is selling 150 megawatts of its Beaver Valley Unit 2 leased capacity entitlement to CEI. Operating revenues for this transaction were $105 million, $101 million and $109 million in 2005, 2004 and 2003, respectively. This sale agreement is expected to continue through the end of the lease period (see Note 5).

3. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of its employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary cash contribution to its pension plan (Company’s share was $20 million). Projections indicated that absent this funding, cash contributions would have been required at some point prior to 2010. Pre-funding the pension plan is expected to eliminate this future funding requirement under current pension funding rules and should also minimize FirstEnergy's exposure to any funding requirements resulting from proposed pension reform.

FirstEnergy provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee contributions, deductibles and co-payments, are also available upon retirement to retired employees hired prior to January 1, 2005, their dependents and, under certain circumstances, their survivors. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. In addition, FirstEnergy has obligations to former or inactive employees after employment, but before retirement for disability related benefits.

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy’s pension and OPEB plans:

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2005	2004	2005	2004
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,364	$4,162	$1,930	$2,368
Service cost	77	77	40	36
Interest cost	254	252	111	112
Plan participants’ contributions	-	-	18	14
Plan amendments	15	-	(312)	(281)
Actuarial (gain) loss	310	134	197	(211)
Benefits paid	(270)	(261)	(100)	(108)
Benefit obligation as of December 31	$4,750	$4,364	$1,884	$1,930

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,969	$3,315	$564	$537
Actual return on plan assets	325	415	33	57
Company contribution	500	500	58	64
Plan participants’ contribution	-	-	18	14
Benefits paid	(270)	(261)	(100)	(108)
Fair value of plan assets as of December 31	$4,524	$3,969	$573	$564

Funded status	$(226)	$(395)	$(1,311)	$(1,366)
Unrecognized net actuarial loss	1,179	885	899	730
Unrecognized prior service cost (benefit)	70	63	(645)	(378)
Net asset (liability) recognized	$1,023	$553	$(1,057)	$(1,014)

Amounts Recognized in the
Consolidated Balance Sheets
As of December 31
Prepaid benefit cost	$1,023	$-	$-	$-
Accrued benefit cost	-	(14)	(1,057)	(1,014)
Intangible assets	-	63	-	-
Accumulated other comprehensive loss	-	504	-	-
Net amount recognized	$1,023	$553	$(1,057)	$(1,014)
Company's share of net amount recognized	$36	$17	$(40)	$(36)
Decrease in minimum liability included in other comprehensive income (net of tax)	$(295)	$(4)	$-	$-

Assumptions Used to Determine
Benefit Obligations As of December 31
Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets
As of December 31
Asset Category
Equity securities	63%	68%	71%	74%
Debt securities	33	29	27	25
Real estate	2	2	-	-
Cash	2	1	2	1
Total	100%	100%	100%	100%

Information for Pension Plans With an
Accumulated Benefit Obligation in
Excess of Plan Assets	2005	2004
	(In millions)
Projected benefit obligation	$4,750	$4,364
Accumulated benefit obligation	4,327	3,983
Fair value of plan assets	4,524	3,969

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2005	2004	2003	2005	2004	2003
	(In millions)
Service cost	$77	$77	$66	$40	$36	$43
Interest cost	254	252	253	111	112	137
Expected return on plan assets	(345)	(286)	(248)	(45)	(44)	(43)
Amortization of prior service cost	8	9	9	(45)	(40)	(9)
Amortization of transition obligation	-	-	-	-	-	9
Recognized net actuarial loss	36	39	62	40	39	40
Net periodic cost	$30	$91	$142	$101	$103	$177
Company's share of net periodic cost	$1	$3	$5	$9	$7	$6

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost
for Years Ended December 31
	Pension Benefits			Other Benefits
	2005	2004	2003	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	3.50%	3.50%

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

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company recognized a prepaid pension cost of $36 million as of December 31, 2005. As prescribed by SFAS 87, the Company eliminated its additional minimum liability of $20 million and its intangible asset of $5 million. In addition, the entire AOCL balance was credited by $8 million (net of $6 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Taking into account estimated employee future service, FirstEnergy expects to make the following benefit payments from plan assets:

	Pension	Other
	Benefits	Benefits
	(In millions)
2006	$228	$106
2007	228	109
2008	236	112
2009	247	115
2010	264	119
Years 2011 - 2015	1,531	642

4. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt -

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Long-term debt	$291	$293	$383	$390

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

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities:(1)
-Government obligations	$59	$59	$78	$78
-Corporate debt securities	625	577	393	437
	684	636	471	515
Equity securities(1)	2	2	190	190
	$686	$638	$661	$705

(1)	Includes nuclear decommissioning trust investments.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms.

Investments other than cash and cash equivalents include held-to-maturity securities and available-for-sale securities. Decommissioning trust investments are classified as available-for-sale securities. As part of the intra-system nuclear generation assets transfer in the fourth quarter of 2005, the Company transferred its decommissioning trust investments to NGC with the exception of a portion related to the leasehold interests in Beaver Valley Unit 2 retained by the Company. The Company has no securities held for trading purposes. The following table summarizes the amortized cost basis, gross unrealized gains and losses and fair values for decommissioning trust investments as of December 31:

	2005				2004
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)
Debt securities	$60	$-	$1	$59	$106	$5	$1	$110
Equity securities	-	-	-	-	143	47	2	188
	$60	$-	$1	$59	$249	$52	$3	$298

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2005 were as follows:

	2005	2004	2003
	(In millions)
Proceeds from sales	$366	$269	$147
Gross realized gains	35	22	10
Gross realized losses	15	13	10
Interest and dividend income	9	9	7

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2005.

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
(In millions)
Debt securities	$33	$1	$10	$-	$43	$1

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

The Company and CEI sold their ownership interests in Bruce Mansfield Units 1, 2 and 3 and the Company sold a portion of its ownership interest in Beaver Valley Unit 2. In connection with these sales, which were completed in 1987, the Company and CEI entered into operating leases for lease terms of approximately 30 years as co-lessees. Subsequent to the intra-system generation assets transfers in the fourth quarter of 2005, the Company and CEI continue to be responsible, to the extent of their leasehold interests during the terms of the leases, for costs associated with the units including construction expenditures, operation and maintenance expenses, insurance, nuclear fuel, property taxes and decommissioning. The Company and CEI have the right, at the end of the respective basic lease terms, to renew the leases. The Company and CEI also have the right to purchase the facilities at the expiration of the basic lease term or any renewal term at a price equal to the fair market value of the facilities.

As co-lessee with CEI, the Company is also obligated for CEI's lease payments. If CEI is unable to make its payments under the Bruce Mansfield Plant lease, the Company would be obligated to make such payments. No such payments have been made on behalf of CEI. (CEI's future minimum lease payments as of December 31, 2005 were approximately $0.2 billion, net of trust cash receipts.)

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2005 are summarized as follows:

	2005	2004	2003
	(In millions)
Operating leases
Interest element	$43.9	$46.4	$49.5
Other	62.3	52.9	63.3
Total rentals	$106.2	$99.3	$112.8

The future minimum lease payments as of December 31, 2005 are:

	Operating Leases
	Lease	Capital
	Payments	Trust	Net
	(In millions)
2006	$109.7	$26.1	$83.6
2007	101.0	22.6	78.4
2008	98.6	27.2	71.4
2009	99.8	23.3	76.5
2010	100.0	28.5	71.5
Years thereafter	624.5	149.1	475.4
Total minimum lease payments	$1,133.6	$276.8	$856.8

The Company has recorded above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant associated with the 1997 merger creating FirstEnergy. The total above-market lease obligation of $111 million associated with Beaver Valley Unit 2 is being amortized on a straight-line basis through the end of the lease term in 2017 (approximately $6 million per year). The total above-market lease obligation of $298 million associated with the Bruce Mansfield Plant is being amortized on a straight-line basis through the end of 2016 (approximately $19 million per year). As of December 31, 2005 the above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant totaled approximately $268 million, of which $25 million is payable within one year.

The Company and CEI refinanced high-cost fixed obligations related to their 1987 sale and leaseback transaction for the Bruce Mansfield Plant through a lower cost transaction in June and July 1997. In a June 1997 offering (Offering), the two companies pledged $720 million aggregate principal amount ($145 million for the Company and $575 million for CEI) of FMB due through 2007 to a trust as security for the issuance of a like principal amount of secured notes due through 2007. The obligations of the two companies under these secured notes are joint and several. Using available cash, short-term borrowings and the net proceeds from the Offering, the two companies invested $906.5 million ($337.1 million for the Company and $569.4 million for CEI) in a business trust, in June 1997. The trust used these funds in July 1997 to purchase lease notes and redeem all $873.2 million aggregate principal amount of 10-1/4% and 11-1/8% secured lease obligations bonds (SLOBs) due 2003 and 2016. The SLOBs were issued by a special-purpose funding corporation in 1988 on behalf of lessors in the two companies' 1987 sale and leaseback transactions. The Shippingport arrangement effectively reduces lease costs related to that transaction (see Note 6 for FIN 46R discussion).

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

Shippingport was established to purchase all of the SLOBs issued in connection with the Company's and CEI's Bruce Mansfield Plant sale and leaseback transaction in 1987. The Company and CEI used debt and available funds to purchase the notes issued by Shippingport. Adoption of FIN 46R resulted in the consolidation of Shippingport by CEI as of December 31, 2003.

Through its investment in Shippingport, the Company has a variable interest in certain owner trusts that acquired the interests in the Bruce Mansfield Plant. The Company concluded that it was not the primary beneficiary of the owner trusts and it was therefore not required to consolidate these entities. The leases are accounted for as operating leases in accordance with GAAP.

The Company is exposed to losses under the applicable sale-leaseback agreements upon the occurrence of certain contingent events that the Company considers unlikely to occur. The Company has a maximum exposure to loss under these provisions of approximately $1 billion, which represents the net amount of casualty value payments upon the occurrence of specified casualty events that render the applicable plant worthless. Under the sale and leaseback agreements, the Company has net minimum discounted lease payments of $539 million, that would not be payable if the casualty value payments are made.

7.    SALE OF GENERATING ASSETS:

In August 2002, FirstEnergy cancelled a November 2001 agreement to sell four coal-fired power plants (2,535 MW) to NRG Energy Inc. because NRG stated that it could not complete the transaction under the original terms of the agreement. NRG filed voluntary bankruptcy petitions in May 2003; subsequently, FirstEnergy reached an agreement for settlement of its claim against NRG. FirstEnergy sold its entire claim (including $32 million of cash proceeds received in December 2003) for $170 million (Company's share - $12 million).

8.	OHIO TAX LEGISLATION:

On June 30, 2005, tax legislation was enacted in the State of Ohio that created a new CAT tax, which is based on qualifying “taxable gross receipts” and does not consider any expenses or costs incurred to generate such receipts, except for items such as cash discounts, returns and allowances, and bad debts. The CAT tax was effective July 1, 2005, and replaces the Ohio income-based franchise tax and the Ohio personal property tax. The CAT tax is phased-in while the current income-based franchise tax is phased-out over a five-year period at a rate of 20% annually, beginning with the year ended 2005, and the personal property tax is phased-out over a four-year period at a rate of approximately 25% annually, beginning with the year ended 2005. During the phase-out period, the Ohio income-based franchise tax will be computed consistent with the prior tax law, except that the tax liability as computed will be multiplied by 4/5 in 2005; 3/5 in 2006; 2/5 in 2007 and 1/5 in 2008, therefore eliminating the current income-based franchise tax over a five-year period. As a result of the new tax structure, all net deferred tax benefits that were not expected to reverse during the five-year phase-in period were written-off as of June 30, 2005. The impact on income taxes associated with the required adjustment to net deferred taxes for 2005 was an additional tax expense of approximately $18 million, which was partially offset by the initial phase-out of the Ohio income-based franchise tax, which reduced income taxes by approximately $1 million in 2005.

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

On November 1, 2005, FES filed two power sales agreements for approval with the FERC. One power sales agreement provided for FES to provide the PLR requirements of the Ohio Companies at a price equal to the retail generation rates approved by the PUCO for a period of three years beginning January 1, 2006. The Ohio Companies are relieved of their obligation to obtain PLR power requirements from FES if the Ohio competitive bid process results in a lower price for retail customers. A similar power sales agreement between FES and Penn permits Penn to obtain its PLR power requirements from FES at a fixed price equal to the retail generation price during 2006. Penn has filed a plan with the PPUC to use an RFP process to obtain its power supply requirements after 2006.

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

•	Maintain the existing level of base distribution rates through December 31, 2008 for TE;

•
Defer and capitalize for future recovery with carrying charges certain distribution costs to be incurred by all the Ohio Companies during the period January 1, 2006 through December 31, 2008, not to exceed $150 million in each of the three years;

•	Adjust the RTC and extended RTC recovery periods and rate levels so that full recovery of authorized costs will occur as of December 31, 2008 for TE;

•	Reduce the deferred shopping incentive balances as of January 1, 2006 by up to $45 million for TE by accelerating the application of its accumulated cost of removal regulatory liability; and

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

On December 30, 2004, the Company filed with the PUCO two applications related to the recovery of transmission and ancillary service related costs. The first application sought recovery of these costs beginning January 1, 2006. The Company requested that these costs be recovered through a rider that would be effective on January 1, 2006 and adjusted each July 1 thereafter. The PUCO approved the settlement stipulation on August 31, 2005. The incremental transmission and ancillary service revenues expected to be recovered from January through June 2006 are approximately $8 million. This amount includes the recovery of the 2005 deferred MISO expenses as described below. In May 2006, the Company will file a modification to the rider to determine revenues from July 2006 through June 2007.

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

10. CAPITALIZATION:

(A)	RETAINED EARNINGS-

There are no restrictions on retained earnings for payment of cash dividends on the Company's common stock.

(B)	PREFERRED AND PREFERENCE STOCK-

Preferred stock may be redeemed by the Company in whole, or in part, with 30-90 days’ notice.

On January 20, 2006, the Company redeemed all 1.2 million outstanding shares of Adjustable Rate Series B preferred stock at $25.00 per share, plus accrued dividends to the date of redemption.

The preferred dividend rates on the Company’s Series B shares fluctuate based on prevailing interest rates and market conditions. The dividend rate averaged 7% in 2005.

The Company has five million authorized and unissued shares of $25 par value preference stock.

(C)	LONG-TERM DEBT-

The Company has a first mortgage indenture under which it issues FMB, secured by a direct first mortgage lien on substantially all of its property and franchises, other than specifically excepted property. The Company has various debt covenants under its financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt which could trigger a default and the maintenance of minimum fixed charge ratios and debt to capitalization ratios. There also exist cross-default provisions among financing arrangements of FirstEnergy and the Company.

Sinking fund requirements for FMB and maturing long-term debt for the next five years are:

(In millions)
2006	$54
2007	30
2008	-
2009	-
2010	-

Included in the table above are amounts for various variable interest rate long-term debt that have provisions by which individual debt holders are required to "put back" the respective debt to the issuer for redemption prior to its maturity date. These amounts are $54 million in 2006, representing the next time the debt holders may exercise this provision.

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of FMB. Certain pollution control revenue bonds are entitled to the benefit of irrevocable bank LOCs of $54 million and noncancelable municipal bond insurance policies of $198 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the LOCs or policies, the Company is entitled to a credit against its obligation to repay that bond. The Company pays annual fees of 1.625% of the amounts of the LOCs to the issuing bank and 0.213% to 0.370% of the amounts of the policies to the insurers and are obligated to reimburse the bank or insurers, as the case maybe, for any drawings thereunder.

Certain secured notes of the Company are entitled to the benefit of noncancelable municipal bond insurance policies of $30 million to pay principal of, or interest on, the applicable notes. To the extent that drawings are made under the policy, the Company is entitled to a credit against its obligation to repay those notes. The Company is obligated to reimburse the insurer for any drawings thereunder.

The Company and CEI have unsecured LOCs of approximately $194 million in connection with the sale and leaseback of Beaver Valley Unit 2. The Company and CEI are jointly and severally liable for the LOCs (see Note 5).

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

The Company initially identified applicable legal obligations as defined under the standard for nuclear power plant decommissioning of Beaver Valley 2, and Perry nuclear generating facilities and reclamation of a sludge disposal pond related to the Bruce Mansfield Plant. The ARO liability as of the date of adoption was $172 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The Company’s share of the obligation to decommission these units was developed based on site specific studies performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO.

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

In 2005, the Company revised the ARO associated with Beaver Valley Unit 2, Davis-Besse and Perry as a result of an updated decommissioning study. The present value of revisions in the estimated cash flows associated with projected decommissioning costs connected with the assets subject to sale and leaseback arrangements decreased the ARO and corresponding plant asset for Beaver Valley Unit 2 by $4 million.

The Company continues to maintain the nuclear decommissioning trust funds associated with the sale and leaseback arrangements that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2005, the fair value of the decommissioning trust assets was $59 million.

The Company implemented FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143 on December 31, 2005. FIN 47 provides accounting standards for conditional retirement obligations associated with tangible long-lived assets, requiring recognition of the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate can be identified. FIN 47 states that an obligation exists even though there may be uncertainty about timing or method of settlement and further clarifies SFAS 143, stating that the uncertainty surrounding the timing and method of settlement when settlement is conditional on a future event occurring should be reflected in the measurement of the liability not in the recognition of the liability. Accounting for conditional ARO under FIN 47 is the same as described above for SFAS 143. The adoption of FIN 47 had an immaterial impact on the Company’s year ended December 31, 2005 results.

The following table describes the changes to the ARO balances during 2005 and 2004:

ARO Reconciliation	2005	2004
	(In millions)
Balance at beginning of year	$194	$182
Transfers to FGCO and NCG	(157)	-
Accretion	13	12
Revisions in estimated cash flows	(26)	-
FIN 47 ARO	1	-
Balance at end of year	$25	$194

12. SHORT-TERM BORROWINGS:

Short-term borrowings outstanding as of December 31, 2005, consisted of $65 million of borrowings from affiliates. In June 2005, the Company, FirstEnergy, OE, Penn, CEI, JCP&L, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility with a syndicate of banks, that expires in June 2010. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment expiration date, as the same may be extended. The Company's borrowing limit under the facility is $250 million. The average interest rate on short-term borrowings outstanding as of December 31, 2005 and 2004, was 4.0% and 2.0%, respectively.

13. COMMITMENTS AND CONTINGENCIES:

(A)	NUCLEAR INSURANCE-

The Price-Anderson Act limits the public liability relative to a single incident at a nuclear power plant to $10.8 billion. The amount is covered by a combination of private insurance and an industry retrospective rating plan. Based on its leasehold interest in Beaver Valley Unit 2, the Company’s maximum potential assessment under the industry retrospective rating plan (assuming the other affiliate co-owners contribute their proportionate shares of any assessments under the retrospective rating plan) would be $18.4 million per incident but not more than $2.8 million in any one year for each incident.

The Company is also insured as to its respective interest in Beaver Valley Unit 2 under policies issued to the operating company of the plant. Under these policies, up to $2.75 billion is provided for property damage and decontamination and decommissioning costs. The Company has also obtained approximately $74.3 million of insurance coverage for replacement power costs for its respective leasehold interest in Beaver Valley Unit 2. Under these policies, the Company can be assessed a maximum of approximately $4.1 million for incidents at any covered nuclear facility occurring during a policy year which are in excess of accumulated funds available to the insurer for paying losses.

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

Regulation of Hazardous Waste

The Company has been named as a PRP at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, the Company’s proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Total liabilities of approximately $0.2 million have been accrued through December 31, 2005.

(C)	OTHER LEGAL PROCEEDINGS-

Power Outages and Related Litigation

On August 14, 2003, various states and parts of southern Canada experienced widespread power outages. The outages affected approximately 1.4 million customers in FirstEnergy's service area. The U.S. - Canada Power System Outage Task Force’s final report in April 2004 on the outages concluded, among other things, that the problems leading to the outages began in FirstEnergy’s Ohio service area. Specifically, the final report concluded, among other things, that the initiation of the August 14, 2003 power outages resulted from an alleged failure of both FirstEnergy and ECAR to assess and understand perceived inadequacies within the FirstEnergy system; inadequate situational awareness of the developing conditions; and a perceived failure to adequately manage tree growth in certain transmission rights of way. The Task Force also concluded that there was a failure of the interconnected grid's reliability organizations (MISO and PJM) to provide effective real-time diagnostic support. The final report is publicly available through the Department of Energy’s website (www.doe.gov). FirstEnergy believes that the final report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14, 2003 power outages and that it does not adequately address the underlying causes of the outages. FirstEnergy remains convinced that the outages cannot be explained by events on any one utility's system. The final report contained 46 “recommendations to prevent or minimize the scope of future blackouts.” Forty-five of those recommendations related to broad industry or policy matters while one, including subparts, related to activities the Task Force recommended be undertaken by FirstEnergy, MISO, PJM, ECAR, and other parties to correct the causes of the August 14, 2003 power outages. FirstEnergy implemented several initiatives, both prior to and since the August 14, 2003 power outages, which were independently verified by NERC as complete in 2004 and were consistent with these and other recommendations and collectively enhance the reliability of its electric system. FirstEnergy’s implementation of these recommendations in 2004 included completion of the Task Force recommendations that were directed toward FirstEnergy. FirstEnergy also is proceeding with the implementation of the recommendations regarding enhancements to regional reliability that were to be completed subsequent to 2004 and will continue to periodically assess the FERC-ordered Reliability Study recommendations for forecasted 2009 system conditions, recognizing revised load forecasts and other changing system conditions which may impact the recommendations. Thus far, implementation of the recommendations has not required, nor is expected to require, substantial investment in new or material upgrades to existing equipment, and therefore, FirstEnergy has not accrued a liability as of December 31, 2005 for any expenditures in excess of those actually incurred through that date. The FERC or other applicable government agencies and reliability coordinators may, however, take a different view as to recommended enhancements or may recommend additional enhancements in the future that could require additional, material expenditures. Finally, the PUCO is continuing to review FirstEnergy’s filing that addressed upgrades to control room computer hardware and software and enhancements to the training of control room operators before determining the next steps, if any, in the proceeding.

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

Nuclear Plant Matters

As of December 16, 2005 NGC acquired ownership of the nuclear generation assets transferred from the Company, OE, CEI and Penn with the exception of leasehold interests of OE and TE in certain of the nuclear plants that are subject to sale and leaseback arrangements with non-affiliates. Excluding the Company's retained leasehold interests in Beaver Valley Unit 2 (18.26%). the transfer included the Company's prior owned interests in Beaver Valley Unit 2 (1.65%), Davis-Besse (48.62%) and Perry (19.91%).

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

On April 21, 2005, the NRC issued a NOV and proposed a $5 million civil penalty related to the degradation of the Davis-Besse reactor vessel head issue described above. The Company accrued $1 million for a potential fine prior to 2005 and accrued the remaining liability for the Company's share of the proposed fine of $1.7 million during the first quarter of 2005. On September 14, 2005, FENOC filed its response to the NOV with the NRC. FENOC accepted full responsibility for the past failure to properly implement its boric acid corrosion control and corrective action programs. The NRC NOV indicated that the violations do not represent current licensee performance. FirstEnergy paid the penalty in the third quarter of 2005. On January 23, 2006, FENOC supplemented its response to the NRC's NOV on the Davis-Besse head degradation to reflect the deferred prosecution agreement that FENOC had reached with the DOJ.

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

14.	FIRSTENERGY INTRA-SYSTEM GENERATION ASSET TRANSFERS:

On May 18, 2005, the Ohio Companies entered into certain agreements implementing a series of intra-system generation asset transfers that were completed in the fourth quarter of 2005. The asset transfers resulted in the respective undivided ownership interests of the Ohio Companies and in FirstEnergy’s nuclear and non-nuclear generation assets being owned by NGC and FGCO, respectively. The generating plant interests transferred do not include the Company’s leasehold interests in certain of the plants that are currently subject to sale and leaseback arrangements with non-affiliates.

On October 24, 2005, the Company completed the intra-system transfer of non-nuclear generation assets to FGCO. Prior to the transfer, FGCO, as lessee under a Master Facility Lease with the Ohio Companies, leased, operated and maintained the non-nuclear generation assets that it now owns. The asset transfers were consummated pursuant to FGCO's purchase option under the Master Facility Lease.

The difference (approximately $22.9 million) between the purchase price specified in the Master Facility Lease and the net book value at the date of transfer was credited to equity. FGCO also assumed certain assets and liabilities relating to the purchased units. As consideration, FGCO delivered to the Company a promissory note of approximately $101.0 million that is secured by a lien on the units purchased, bears interest at a rate per annum based on the weighted cost of TE’s long-term debt (4.38%) and matures twenty years after the date of issuance. FGCO may pre-pay a portion of the promissory note through refunding from time to time of TE’s outstanding pollution control debt. The timing of any refunding will be subject to market conditions and other factors.

On December 16, 2005, the Company completed the intra-system transfer of its respective ownership in the nuclear generation assets to NGC through a sale at net book value. FENOC continues to operate and maintain the nuclear generation assets.

The purchase price of the generation assets was the net book value as of September 30, 2005. The difference (approximately $22.1 million) between the purchase price of the generation assets and the net book value at the date of transfer was credited to equity. NGC also assumed TE’s interest in associated decommissioning trust funds, other related assets and other liabilities associated with the transferred assets. In addition, TE received a promissory note from NGC in the principal amount of approximately $726.1 million, representing the net book value of the contributed assets as of September 30, 2005, less other liabilities assumed. The note bears interest at a rate per annum based on TE’s weighted average cost of long-term debt (4.38%), matures twenty years from the date of issuance, and is subject to prepayment at any time, in whole or in part, by NGC.

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

The transfers are expected to affect the Company's near-term future results with reductions in revenues and expenses. Revenues will be reduced due to the termination of the sale of its nuclear-generated KWH and the lease of its non-nuclear generation assets arrangements to FES. The Company's expenses will be lower due to the nuclear fuel and operating costs assumed by NGC as well as depreciation and property tax expenses assumed by FGCO and NGC related to the transferred generating assets. The Company will retain the generated KWH sales arrangement and the portion of expenses related to its retained leasehold interests in the Bruce Mansfield Plant and Beaver Valley Unit 2. In addition, the Company will receive interest income from associated company notes receivable from FGCO and NGC for the transfer of its generation net assets. FES will continue to provide the Company's PLR requirements under revised purchased power arrangements for a three-year period beginning January 1, 2006 (see Note 9 - Regulatory Matters).

The following table provides the value of assets transferred along with the related liabilities:

Assets Transferred (In millions)

Property, plant and equipment	$651
Other property and investments	287
Current assets	43
Deferred charges	2
$983

Liabilities Related to Assets Transferred

Long-term debt	$-
Current liabilities	-
Noncurrent liabilities	178
$178

Net Assets Transferred	$805

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

16.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 2005 and 2004:

Three Months Ended	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(In millions)
Operating Revenues	$241.8	$259.1	$286.9	$252.4
Operating Expenses and Taxes	236.6	251.9	250.5	226.7
Operating Income	5.2	7.2	36.4	25.7
Other Income	2.7	3.2	12.3	4.5
Net Interest Charges	7.5	2.7	6.5	4.3
Net Income	$0.4	$7.7	$42.2	$25.9
Earnings (Loss) on Common Stock	$(1.8)	$5.5	$40.5	$24.2

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2004	2004	2004	2004
	(In millions)
Operating Revenues	$235.4	$243.4	$276.3	$253.0
Operating Expenses and Taxes	224.9	216.7	251.4	221.9
Operating Income	10.5	26.7	24.9	31.1
Other Income	5.8	4.7	4.2	8.3
Net Interest Charges	8.8	9.8	4.6	6.6
Net Income	$7.5	$21.6	$24.5	$32.8
Earnings on Common Stock	$5.3	$19.4	$22.2	$30.5