Form 10-K, Exhibit 13
period 2005-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2006-03-02
CIK 20947, 73960, 77278, 352049, 53456, 65350, 77227, 1031296

PENNSYLVANIA POWER COMPANY

2005 ANNUAL REPORT TO STOCKHOLDERS

Pennsylvania Power Company, an electric utility operating company of FirstEnergy Corp. and a wholly owned subsidiary of Ohio Edison Company, furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. It also engages in the purchase of electric energy from other electric companies. The area served has a population of approximately 0.3 million.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify Pennsylvania Power Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an affiliated Ohio electric utility
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FENOC	FirstEnergy Nuclear Operating Company, operates nuclear generating facilities
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FGCO	FirstEnergy Generation Corp., owns and operates non-nuclear generating facilities
FirstEnergy	FirstEnergy Corp., a registered public utility holding company
JCP&L	Jersey Central Power & Light Company, an affiliated New Jersey electric utility
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
NGC	FirstEnergy Nuclear Generation Corp., owns nuclear generating facilities
OE	Ohio Edison Company, Penn's Ohio electric utility parent company
Ohio Companies	CEI, OE and TE
Penelec	Pennsylvania Electric Company, an affiliated Pennsylvania electric utility
Penn	Pennsylvania Power Company
TE	The Toledo Edison Company, an affiliated Ohio electric utility

The following abbreviations and acronyms are used to identify frequently used terms in this report:

AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Nonmonetary Transactions"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletins"
ARO	Asset Retirement Obligation
CAL	Confirmatory Action Letter
CO2	Carbon Dioxide
CTC	Competitive Transition Charge
DOJ	United States Department of Justice
ECAR	East Central Area Reliability Coordination Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments”
EITF 04-13	EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty
EPA	Environmental Protection Agency
EPACT	Energy Policy Act of 2005
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 47	FASB Interpretation 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143"
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 115-1 and FAS 124-1	FASB Staff Position No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"
GAAP	Accounting Principles Generally Accepted in the United States
IRS	Internal Revenue Service
KWH	Kilowatt-hours
MACT	Maximum Achievable Control Technologies
Medicare Act	Medicare Prescription Drug, Improvement and Modernization Act of 2003
MISO	Midwest Independent Transmission System Operator, Inc.
Moody’s	Moody’s Investors Service
NAAQS	National Ambient Air Quality Standards

i

NERC	North American Electric Reliability Council
NOV	Notices of Violation
NOX	Nitrogen Oxide
NRC	Nuclear Regulatory Commission
OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
PJM	PJM Interconnection L. L. C.
PPUC	Pennsylvania Public Utility Commission
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act
RFP	Request for Proposal
S&P	Standard & Poor’s Ratings Service
SEC	United States Securities and Exchange Commission
SFAC	Statement of Financial Accounting Concepts
SFAC 7	SFAC No. 7, “Using Cash Flow Information and Present Value in Accounting Measurement”
SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS 101	SFAS No. 101, “Accounting for Discontinuation of Application of SFAS 71”
SFAS 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS 115	SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 150	SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"
SFAS 151	SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4"
SFAS 153	SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"
SFAS 154	SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"
SO2	Sulfur Dioxide

ii

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of Pennsylvania Power Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Pennsylvania Power Company and its subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(G) and Note 8 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003.

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

PENNSYLVANIA POWER COMPANY

SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
	(Dollars in thousands)
GENERAL FINANCIAL INFORMATION:

Operating Revenues	$540,556	$549,121	$526,581	$506,407	$498,401

Operating Income	$68,025	$60,780	$47,363	$60,922	$55,178

Income Before Cumulative Effect
of Accounting Change	$65,865	$59,076	$37,833	$47,717	$41,041

Net Income	$65,865	$59,076	$48,451	$47,717	$41,041

Earnings on Common Stock	$64,176	$56,516	$45,263	$44,018	$37,338

Total Assets	$815,000	$921,156	$878,967	$907,748	$960,097

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder’s Equity	$296,933	$327,379	$230,786	$229,374	$223,788
Preferred Stock-
Not Subject to Mandatory Redemption	14,105	39,105	39,105	39,105	39,105
Subject to Mandatory Redemption	-	-	-	13,500	14,250
Long-Term Debt and Other Long-Term Obligations	130,677	133,887	130,358	185,499	262,047
Total Capitalization	$441,715	$500,371	$400,249	$467,478	$539,190

CAPITALIZATION RATIOS:
Common Stockholder’s Equity	67.2%	65.4%	57.7%	49.1%	41.5%
Preferred Stock-
Not Subject to Mandatory Redemption	3.2	7.8	9.8	8.3	7.3
Subject to Mandatory Redemption	-	-	-	2.9	2.6
Long-Term Debt and Other Long-Term Obligations	29.6	26.8	32.5	39.7	48.6
Total Capitalization	100.0%	100.0%	100.0%	100.0%	100.0%

DISTRIBUTION KWH DELIVERIES (Millions):
Residential	1,664	1,551	1,506	1,533	1,391
Commercial	1,367	1,299	1,283	1,268	1,220
Industrial	1,629	1,573	1,464	1,505	1,540
Other	6	7	6	6	6
Total	4,666	4,430	4,259	4,312	4,157

CUSTOMERS SERVED:
Residential	138,834	138,377	137,170	136,410	134,956
Commercial	18,939	18,730	18,455	18,397	18,153
Industrial	211	219	219	220	224
Other	85	85	85	85	87
Total	158,069	157,411	155,929	155,112	153,420

Number of Employees	201	200	201	201	256

PENNSYLVANIA POWER COMPANY

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Forward-looking Statements. This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of our regulated utilities to collect transition and other charges or to recover increased transmission costs, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), the repeal of PUHCA and the legal and regulatory changes resulting from the implementation of the EPACT, the uncertainty of the timing and amounts of the capital expenditures (including that such amounts could be higher than anticipated) or levels of emission reductions related to the settlement agreement resolving the New Source Review litigation, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits, fines or other enforcement actions and remedies) of governmental investigations and oversight, including by the Securities and Exchange Commission, the United States Attorney's Office, the Nuclear Regulatory Commission and the Pennsylvania Public Utility Commission as disclosed in our Securities and Exchange Commission filings, the continuing availability and operation of generating units, the ability of generating units to continue to operate at, or near full capacity, our inability to accomplish or realize anticipated benefits from strategic goals (including employee workforce factors), the anticipated benefits from our voluntary pension plan contributions, our ability to improve electric commodity margins and to experience growth in the distribution business, our ability to access the public securities and other capital markets and the cost of such capital, the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to the August 14, 2003 regional power outage, the risks and other factors discussed from time to time in our Securities and Exchange Commission filings, and other similar factors. Also, a credit rating should not be viewed as a recommendation to buy, sell or hold securities and may be revised or withdrawn by a rating agency at any time. We expressly disclaim any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

FirstEnergy Intra-System Generation Asset Transfers

On May 13, 2005, Penn, and on May 18, 2005, the Ohio Companies entered into certain agreements implementing a series of intra-system generation asset transfers that were completed in the fourth quarter of 2005. The asset transfers resulted in the respective undivided ownership interests of the Ohio Companies and Penn in FirstEnergy's nuclear and non-nuclear generation assets being owned by NGC, and FGCO, respectively. The generating plant interests transferred do not include our leasehold interests in certain of the plants that are currently subject to sale and leaseback arrangements with non-affiliates.

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

The transfers are expected to affect our near-term future results with reductions in revenues and expenses. Revenues will be reduced due to the termination of the sale of our nuclear generation KWH and the lease of our non-nuclear-generated assets arrangements with FES. Our expenses will be lower due to the nuclear fuel and operating costs assumed by NGC as well as depreciation and property tax expenses assumed by FGCO and NGC related to the transferred generating assets. In addition, we will receive interest income from associated company notes receivable from FGCO and NGC for the transfer of our generation net assets and eliminate the interest expense on certain pollution control notes to be transferred to FGCO and NGC. FES will continue to provide our PLR requirements under revised purchased power arrangements for a three-year period beginning January 1, 2006 (see Regulatory Matters).

Results of Operations

Earnings on common stock in 2005 increased to $64 million from $57 million in 2004. Improved earnings in 2005 resulted from lower purchased power and nuclear operating costs, partially offset by lower operating revenues, higher other operating expenses and higher income taxes. Operating revenues were down primarily due to reduced wholesale sales to FES. Other operating costs were higher in 2005 primarily due to increased transmission expenses.

Earnings on common stock in 2004 increased to $57 million from $45 million in 2003. Earnings in 2003 included an after-tax credit of $11 million from the cumulative effect of an accounting change due to the adoption of SFAS 143 (see Note 2(G)). Income before the cumulative effect of an accounting change in 2003 was $38 million. Improved results in 2004 reflected lower nuclear operating costs, higher operating revenues and reduced net interest charges, partially offset by higher purchased power costs. Operating revenues were higher in 2004 primarily due to significant increases in wholesale sales to FES. Lower nuclear operating costs in 2004 compared with 2003 were due to the absence of scheduled nuclear refueling outages at Beaver Valley Unit 2 and the Perry Plant in 2003.

Operating Revenues

Operating revenues decreased by $9 million or 2% in 2005 as compared with 2004. The lower revenues primarily resulted from reductions in wholesale sales to FES of $24 million, lease revenues to FGCO of $4 million and distribution throughput of $2 million. These reductions were partially offset by a $19 million increase in retail generation sales. The decrease in FES sales revenues was primarily due to lower unit prices. In addition, the nuclear generation asset transfers on December 16 terminated our nuclear generation sales arrangement to FES. Revenues from the leases of fossil generation assets to FGCO decreased when the lease arrangements were terminated as a result of the non-nuclear intra-system asset transfers completed on October 24, 2005. Distribution revenues decreased due to lower unit prices which were partially offset by higher distribution KWH deliveries resulting from the warmer summer weather in 2005. The higher retail generation revenues (residential - $4 million, commercial - $5 million and industrial - $10 million) resulted from higher KWH sales in all customer sectors and higher unit prices. The increase in industrial sector sales reflected higher KWH sales to our steel industry customers.

Operating revenues increased by $23 million or 4% in 2004 as compared with 2003. The higher revenues primarily resulted from $14 million of increased wholesale revenues in 2004 (primarily to FES) due to an increase in nuclear generation available for sale and higher retail generation revenues. Sales increased in all retail customer sectors for 2004 compared with 2003. Increased generation sales and higher unit prices resulted in a $15 million increase in generation revenues. Distribution deliveries increased in all customer classes in 2004 compared with 2003 reflecting an improving economy in our service area; lower unit prices more than offset the effect of the higher deliveries in 2004, resulting in a $6 million decrease in revenues. Higher deliveries to the steel sector in 2004 were principally responsible for the increase in KWH sales to industrial customers.

Changes in electric generation and distribution deliveries in 2005 and 2004 compared to the prior years are summarized in the following table:

Changes in KWH Sales	2005	2004
Increase (Decrease)
Electric Generation:
Retail	5.3%	4.1%
Wholesale	(1.5)%	10.9%
Total Electric Generation Sales	1.3%	8.0%
Distribution Deliveries:
Residential	7.3%	3.0%
Commercial	5.2%	1.3%
Industrial	3.5%	7.5%
Total Distribution Deliveries	5.3%	4.0%

Operating Expenses and Taxes

Total operating expenses and taxes decreased by $16 million in 2005 and increased by $9 million in 2004 from the prior year. The following table presents changes from the prior year by expense category.

Operating Expenses and Taxes - Changes	2005	2004
Increase (Decrease)	(In millions)
Fuel costs	$-	$1
Purchased power costs	(5)	15
Nuclear operating costs	(35)	(22)
Other operating costs	17	(2)
Provision for depreciation	-	1
Amortization of regulatory assets	-	-
General taxes	2	1
Income taxes	5	15
Total operating expenses and taxes	$(16)	$9

The $35 million decrease in nuclear operating costs in 2005 was due to our lower owned interests in the two plants (Beaver Valley Unit 2 - 13.74% and Perry - 5.24%) with refueling outages in 2005 as compared to the Beaver Valley Unit 1 (65.00% owned) that had a refueling outage in 2004. Purchased power costs decreased by $5 million in 2005 compared with 2004 as a result of lower unit prices, partially offset by increased KWH purchases to meet our higher retail generation sales requirements. Other operating costs increased by $17 million in 2005, reflecting a $14 million increase in transmission expenses associated with MISO Day 2 transactions that began on April 1, 2005.

Purchased power costs increased in 2004 compared with 2003 as a result of a $15 million increase in power purchased from FES, reflecting higher unit prices and higher KWH purchases to meet increased retail generation sales requirements. Nuclear operating costs decreased $22 million in 2004, primarily due to expenses associated with one scheduled refueling outage in 2004 compared to three scheduled refueling outages in 2003.

General taxes increased $2 million in 2005 primarily due to the absence in 2005 of settled property tax claims in the prior year.

Net Interest Charges

Net interest charges continued to trend lower, decreasing by $1 million in 2005 and by $7 million in 2004 compared with the prior years, as we continued to redeem and refinance outstanding debt. Long-term debt redemptions in 2005, 2004 and 2003 totaled $10 million, $64 million and $41 million, respectively.

Cumulative Effect of Accounting Change

Upon adoption of SFAS 143 in 2003, we recorded an after-tax credit to net income of $11 million. The cumulative adjustment for unrecognized depreciation, accretion offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component was an $18 million increase to income, or $11 million net of income taxes.

Capital Resources and Liquidity

Our cash requirements in 2005 for operating expenses, construction expenditures, scheduled debt maturities and preferred stock redemptions were met without increasing our net debt and preferred stock outstanding (excluding any debt impacts related to the intra-system generation asset transfer). During 2006 and thereafter, we expect to meet our contractual obligations with a combination of cash from operations and funds from the capital markets.

Changes in Cash Position

As of December 31, 2005, we had $24,000 of cash and cash equivalents compared with $38,000 as of December 31, 2004. The major sources for changes in these balances are summarized below.

Cash Flows From Operating Activities

Net cash provided from operating activities was $162 million in 2005, $115 million in 2004 and $116 million in 2003. Cash provided from 2005, 2004 and 2003 operating activities are as follows:

Operating Cash Flows	2005	2004	2003
	(In millions)
Cash earnings(1)	$126	$135	$99
Pension trust contribution(2)	(13)	(8)	-
Working capital and other	49	(12)	17
Net cash provided from operating activities	$162	$115	$116

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

Reconciliation of Cash Earnings	2005	2004	2003
	(In millions)
Net Income (GAAP)	$66	$59	$48
Non-Cash Charges (Credits):
Provision for depreciation	14	14	13
Amortization of regulatory assets	40	40	41
Nuclear fuel and capital lease amortization	17	17	16
Deferred income taxes and investment tax credits, net*	(12)	-	(13)
Cumulative effect of accounting change	-	-	(11)
Other non-cash expenses	1	5	5
Cash earnings (Non-GAAP)	$126	$135	$99

*	Excludes $5 million of deferred tax benefit from pension contribution in 2004.

Net cash provided from operating activities increased $47 million in 2005 compared with 2004 due to a $61 million increase in working capital and other, partially offset by a $9 million decrease in cash earnings as described under "Results of Operations" and a $5 million increase in the after-tax voluntary pension trust contributions in 2005 compared to 2004. The increase in working capital and other was primarily due to a decreased cash outflow of $22 million for payables and a decreased outflow of $22 million in tax payments.

Net cash from operating activities decreased $1 million in 2004 compared with 2003 due to a $29 million comparative change in working capital and the $8 million after-tax voluntary pension trust contribution in 2004, partially offset by a $36 million increase in cash earnings as described above under “Results of Operations”. The working capital decrease was primarily due to an increased cash outflow of $28 million in higher tax payments.

Cash Flows From Financing Activities

In 2005, 2004 and 2003, net cash used for financing activities of $53 million, $25 million and $76 million, respectively, primarily reflected the new issues and redemptions shown below.

Securities Issued or Redeemed	2005	2004	2003
	(In millions)
New Issues:
Pollution Control Notes	$-	$-	$-
Short-Term Borrowings, Net	5	1	11

Redemptions:
FMB	$1	$63	$41
Pollution Control Notes	9	-	-
Capital Fuel Leases		-	-
Preferred Stock	38	1	1
Other	-	1	-
	$48	$65	$42

The $28 million increase in cash used for financing in 2005 was primarily due to the absence of a $65 million equity contribution from OE received in 2004, partially offset by a $15 million decrease in common stock dividend payments to OE and the net decrease in debt redemptions shown above. In 2004, net cash used for financing activities decreased by $51 million from 2003. This decrease primarily reflects a $65 million equity contribution from OE and a $19 million reduction in common stock dividends to OE, partially offset by an $11 million decrease in short-term borrowings and a $23 million increase in long-term debt redemptions.

We had $489,000 of cash and temporary investments (which include short-term notes receivable from associated companies) and approximately $13 million of short-term indebtedness with associated companies as of December 31, 2005. We have obtained authorization from the SEC to incur short-term debt of up to our charter limit of $44 million (including the utility money pool described below). In addition, we have a $25 million (all of which was unused as of December 31, 2005) of accounts receivable financing facility through Penn Funding, our wholly owned subsidiary. As a separate legal entity with separate creditors, Penn Funding would have to satisfy its obligations to creditors before any of its remaining assets could be made available to us.

As of December 31, 2005, we had the capability to issue $7 million of additional FMB on the basis of property additions and retired bonds. Based upon applicable earnings coverage tests, we could issue up to $526 million of preferred stock (assuming no additional debt was issued as of December 31, 2005).

On June 14, 2005, we, FirstEnergy, OE, CEI, TE, JCP&L, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility. Borrowings under the facility are available to each Borrower separately and will mature on the earlier of 364 days from the date of borrowing or the commitment termination date. Our borrowing limit under the facility is $50 million, subject to applicable regulatory approvals.

Under the revolving credit facility, borrowers may request the issuance of letters of credit expiring up to one year from the date of issuance. The stated amount of outstanding letters of credit will count against total commitments available under the facility and against the applicable borrower’s borrowing sub-limit. Total unused borrowing capability under the existing credit facility and accounts receivable financing facilities totaled $75 million as of December 31, 2005.

The revolving credit facility contains financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%. As of December 31, 2005, our debt to total capitalization as defined under the revolving credit facility was 42%.

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

Our access to capital markets and costs of financing are dependent on the ratings of our securities and the securities of OE and FirstEnergy. The following table shows securities ratings as of December 31, 2005. The ratings outlook from S&P on all securities is stable. The ratings outlook from Moody's and Fitch on all securities is positive.

Ratings of Securities
	Securities	S&P	Moody’s	Fitch
FirstEnergy	Senior unsecured	BBB-	Baa3	BBB-

OE	Senior unsecured	BBB-	Baa2	BBB
	Preferred stock	BB+	Ba1	BBB-

Penn	Senior secured	BBB+	Baa1	BBB+
	Senior unsecured (1)	BBB-	Baa2	BBB
	Preferred stock	BB+	Ba1	BBB-

(1)	Penn’s only senior unsecured debt obligations are pollution control revenue refunding bonds issued by the Ohio Air Quality Development Authority to which this rating applies.

Cash Flows from Investing Activities

Net cash used in investing activities totaled $109 million in 2005 compared to $90 million in 2004. The $19 million increase in 2005 is primarily due to the collection of $114 million of principal on long-term notes receivable, partially offset by a $50 million loan to associated companies and $78 million of investments for an escrow fund and a mortgage indenture deposit.

Net cash used in investing activities totaled $90 million in 2004 compared to $41 million in 2003. The $49 million increase in 2004 reflects $22 million of increased property additions and a reduction of $34 million in loan repayments from associated companies.

Our capital spending for the period 2006-2010 is expected to be about $91 million of which approximately $19 million applies to 2006. We had no other material obligations as of December 31, 2005 that have not been recognized on our Consolidated Balance Sheet.

Contractual Obligations

As of December 31, 2005, our estimated cash payments under existing contractual obligations that we consider firm obligations are as follows:

			2007-	2009-
Contractual Obligations	Total	2006	2008	2010	Thereafter
	(In millions)
Long-term debt (1)	$200	$1	$2	$2	$195
Short-term borrowings	13	13	-	-	-
Operating leases (2)	7	1	2	1	3
Total	$220	$15	$4	$3	$198

(1) Amounts reflected do not include interest on long-term debt.
(2) See Note 5 to Consolidated Financial Statements.

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since a significant portion of our debt has fixed interest rates, as noted in the following table.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio, debt obligations and preferred stock with mandatory redemption provisions.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2006	2007	2008	2009	2010	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income	$-	$-	$1	$1	$1	$281	$284	$269
Average interest rate	7.8%	7.8%	7.8%	7.8%	7.8	5.6%	5.7%

Liabilities
Long-term Debt and Other Long-Term Obligations:
Fixed rate	$1	$1	$1	$1	$64	$79	$147	$152
Average interest rate	9.7%	9.7%	9.7%	9.7%	5.5%	6.4%	6.1%
Variable rate						$53	$53	$53
Average interest rate						3.4%	3.4%
Short-term Borrowings	$13						$13	$13
Average interest rate	4.0%						4.0%

Outlook

We have a continuing responsibility to provide power to those customers not choosing to receive power from an alternative energy supplier subject to certain limits. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated.

Regulatory Matters

Regulatory assets and liabilities are costs which have been authorized by the PPUC and the FERC for recovery from or credit to customers in future periods and, without such authorization, would have been charged or credited to income when incurred. Our net regulatory liabilities were approximately $59 million and $19 million as of December 31, 2005 and December 31, 2004, respectively, and are included under Noncurrent Liabilities on the Consolidated Balance Sheets.

On October 11, 2005, we filed a plan with the PPUC to secure electricity supply for our customers at set rates following the end of our transition period on December 31, 2006. We are recommending that a RFP process cover the period January 1, 2007 through May 31, 2008. Hearings were held on January 10, 2006 with main briefs filed on January 27, 2006 and reply briefs on February 3, 2006. On February 17, 2006, the ALJ issued a Recommended Decision to adopt our RFP process with modifications. A PPUC vote is expected in April 2006. Under Pennsylvania’s electric competition law, we are required to secure generation supply for customers who do not choose alternative suppliers for their electricity.

On November 1, 2005, FES filed two power sales agreements for approval with the FERC. One power sales agreement provided for FES to provide the PLR requirements of the Ohio Companies at a price equal to the retail generation rates approved by the PUCO for a period of three years beginning January 1, 2006. The Ohio Companies will be relieved of their obligation to obtain PLR power requirements from FES if the Ohio competitive bid process results in a lower price for retail customers. A similar power sales agreement between FES and Penn permits Penn to obtain its PLR power requirements from FES at a fixed price equal to the retail generation price during 2006. The Company has filed a plan with the PPUC to use an RFP process to obtain its power supply requirements after 2006.

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

See Note 6 to the consolidated financial statements for further details and a complete discussion of regulatory matters in Pennsylvania, including a detailed discussion of reliability initiatives.

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

Nuclear Plant Matters-

As of December 16, 2005 NGC acquired ownership of the nuclear generation assets transferred from the OE, Penn, CEI and TE with the exception of leasehold interests of OE and TE in certain of the nuclear plants that are subject to sale and leaseback arrangements with non-affiliates. The transfer included our prior owned interests in Beaver Valley Unit 1 (65.00%), Beaver Valley Unit 2 (13.74%) and Perry (5.24%).

On August 12, 2004, the NRC notified FENOC that it would increase its regulatory oversight of the Perry Nuclear Power Plant as a result of problems with safety system equipment over the preceding two years and the licensee's failure to take prompt and effective corrective action. FENOC operates the Perry Nuclear Power Plant.

In an April 4, 2005 public meeting discussing FENOC’s performance at Perry identified in its annual assessment, NRC stated that , overall the Perry Plant operated "in a manner that preserved public health and safety" even though it remained under heightened NRC oversight. The NRC indicated that additional inspections will continue and that the plant must improve performance to be removed from the Multiple/Repetitive Degraded Cornerstone Column of the Action Matrix. By an inspection report dated January 18, 2006, the NRC closed one of the White Findings (related to emergency preparedness) which led to the multiple degraded cornerstones.

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

See Note 10(B) to the consolidated financial statements for further details and a complete discussion of other legal proceedings.

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

Our assumed rate of return on pension plan assets considers historical market returns and economic forecasts for the types of investments held by its pension trusts. In 2005, 2004 and 2003, plan assets actually earned $325 million or 8.2%, $415 million or 11.1% and $671 million or 24.2% respectively. Our pension costs in 2005, 2004 and 2003 were computed assuming a 9.0% rate of return on plan assets based upon projections of future returns and our pension trust investment allocation is approximately 63% equities, 33% bonds, 2% real estate and 2% cash. The gains or losses generated as a result of the difference between expected and actual returns on plan assets are deferred and amortized and will increase or decrease future net periodic pension expense, respectively.

In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $19 million). As a result of our voluntary contribution and the increased market value of pension plan assets, we recognized a prepaid benefit cost of $42 million as of December 31, 2005. As prescribed by SFAS 87, we eliminated our additional minimum liability of $29 million and its intangible asset of $6 million. In addition, the entire AOCL balance was credited by $14 million (net of $9 million in deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Health care cost trends have significantly increased and will affect future OPEB costs. The 2005 and 2004 composite health care trend rate assumptions are approximately 9-11%, gradually decreasing to 5% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in its health care plans, and projections of future medical trend rates. The effect on Penn Power's portion of pension and OPEB costs from changes in key assumptions are as follows:

Increase in Costs from Adverse Changes in Key Assumptions

Assumption	Adverse Change	Pension	OPEB	Total
		(In millions)
Discount rate	Decrease by 0.25%	$0.2	$0.1	$0.3
Long-term return on assets	Decrease by 0.25%	$0.3	$-	$0.3
Health care trend rate	Increase by 1%	na	$0.8	$0.8

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

Asset Retirement Obligations

In accordance with SFAS 143 and FIN 47, we recognize an ARO for the future decommissioning of our nuclear power plants and future remediation of other environmental liabilities associated with all our long-lived assets. The ARO liability represents an estimate of the fair value of our current obligation related to nuclear decommissioning and the retirement or remediation of environmental liabilities of other assets. A fair value measurement inherently involves uncertainty in the amount and timing of settlement of the liability. We used an expected cash flow approach to measure the fair value of the nuclear decommissioning and environmental remediation ARO. This approach applies probability weighting to discounted future cash flow scenarios that reflect a range of possible outcomes. The scenarios consider settlement of the ARO at the expiration of the nuclear power plants' current license; settlement based on an extended license term and expected remediation dates.

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

PENNSYLVANIA POWER COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004	2003
		(In thousands)

OPERATING REVENUES (Note 2(I))	$540,556	$549,121	$526,581

OPERATING EXPENSES AND TAXES:
Fuel	23,042	22,894	21,443
Purchased power (Note 2(I))	175,782	181,031	165,643
Nuclear operating costs	71,690	106,659	128,895
Other operating costs (Note 2(I))	68,005	51,180	52,809
Provision for depreciation	14,409	14,134	13,017
Amortization of regulatory assets	39,967	40,012	40,789
General taxes	25,580	23,607	22,458
Income taxes	54,056	48,824	34,164
Total operating expenses and taxes	472,531	488,341	479,218

OPERATING INCOME	68,025	60,780	47,363

OTHER INCOME (net of income taxes) (Notes 2(I))	1,786	3,464	2,807

NET INTEREST CHARGES:
Interest on long-term debt	8,144	8,250	14,228
Allowance for borrowed funds used during construction	(5,944)	(4,563)	(3,189)
Other interest expense	1,746	1,481	1,298
Net interest charges	3,946	5,168	12,337

INCOME BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGE	65,865	59,076	37,833

Cumulative effect of accounting change (net of income
taxes of $7,532,000) (Note 2(G))	-	-	10,618

NET INCOME	65,865	59,076	48,451

PREFERRED STOCK DIVIDEND REQUIREMENTS	1,689	2,560	3,188

EARNINGS ON COMMON STOCK	$64,176	$56,516	$45,263

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA POWER COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2005	2004
	(In thousands)
ASSETS
UTILITY PLANT:
In service	$359,069	$866,303
Less - Accumulated provision for depreciation	129,118	356,020
	229,951	510,283
Construction work in progress -
Electric plant	3,775	104,366
Nuclear fuel	-	3,362
	3,775	107,728
	233,726	618,011
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts	-	143,062
Long-term notes receivable from associated companies	284,482	32,985
Other	351	722
	284,833	176,769
CURRENT ASSETS:
Cash and cash equivalents	24	38
Notes receivable from associated companies	465	431
Receivables -
Customers (less accumulated provision of $1,087,000 and $888,000,
respectively, for uncollectible accounts)	44,555	44,282
Associated companies	115,441	23,016
Other	2,889	1,656
Materials and supplies, at average cost	-	37,923
Prepayments and other	86,995	8,924
	250,369	116,270

DEFERRED CHARGES:
Prepaid pension costs	42,243	-
Other	3,829	10,106
	46,072	10,106

	$815,000	$921,156
CAPITALIZATION AND LIABILITIES
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	$296,933	$327,379
Preferred stock	14,105	39,105
Long-term debt and other long-term obligations	130,677	133,887
	441,715	500,371
CURRENT LIABILITIES:
Currently payable long-term debt	69,524	26,524
Accounts payable -
Associated companies	73,444	46,368
Other	1,828	1,436
Notes payable to associated companies	12,703	11,852
Accrued taxes	28,632	14,055
Accrued interest	1,877	1,872
Other	8,086	8,802
	196,094	110,909
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	66,576	93,418
Asset retirement obligation	149	138,284
Retirement benefits	45,967	49,834
Regulatory liabilities	58,637	18,823
Other	5,862	9,517
	177,191	309,876

COMMITMENTS AND CONTINGENCIES (Notes 5 and 10)
	$815,000	$921,156

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

PENNSYLVANIA POWER COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,					2005	2004
(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, $30 par value, 6,500,000 shares authorized, 6,290,000 shares outstanding					$188,700	$188,700
Other paid-in capital					71,136	64,690
Accumulated other comprehensive loss (Note 2(F))					-	(13,706)
Retained earnings (Note 7(A))					37,097	87,695
Total common stockholder’s equity					296,933	327,379

	Number of Shares		Optional
	Outstanding		Redemption Price
	2005	2004	Per Share	Aggregate
PREFERRED STOCK NOT SUBJECT TO
MANDATORY REDEMPTION (Note 7(B)):
Cumulative, $100 par value-
Authorized 1,200,000 shares
4.24%	40,000	40,000	$103.13	$4,125	4,000	4,000
4.25%	41,049	41,049	105.00	4,310	4,105	4,105
4.64%	60,000	60,000	102.98	6,179	6,000	6,000
7.75%	-	250,000		-	-	25,000
Total	141,049	391,049		$14,614	14,105	39,105

LONG-TERM DEBT AND LONG-TERM OBLIGATIONS (Note 7(C)):
First mortgage bonds-
9.740% due 2005-2019					13,669	14,643
7.625% due 2023					6,500	6,500
Total first mortgage bonds					20,169	21,143

Secured notes-
5.400% due 2013					1,000	1,000
5.400% due 2017					10,600	10,600
* 3.300% due 2017					17,925	17,925
5.900% due 2018					16,800	16,800
* 3.300% due 2021					10,525	14,482
6.150% due 2023					12,700	12,700
* 3.610% due 2027					10,300	10,300
5.375% due 2028					1,734	1,734
5.450% due 2028					6,950	6,950
6.000% due 2028					14,250	14,250
5.950% due 2029					-	238
* 1.800% due 2033					-	5,200
Total secured notes					102,784	112,179

Unsecured notes-
* 3.500% due 2029					14,500	14,500
5.390% due 2010 to associated company					62,900	-
Total unsecured notes					77,400	14,500

Preferred stock subject to mandatory redemption					-	12,750
Net unamortized discount on debt					(152)	(161)
Long-term debt due within one year					(69,524)	(26,524)
Total long-term debt and other long-term obligations					130,677	133,887
TOTAL CAPITALIZATION					$441,715	$500,371

* Denotes variable-rate issue with applicable year-end interest rate shown.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA POWER COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
				Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2003		6,290,000	$188,700	$(310)	$(9,932)	$50,916
Net income	$48,451					48,451
Minimum liability for unfunded retirement
benefits, net of $(1,290,000) of income taxes	(1,851)				(1,851)
Comprehensive income	$46,600
Cash dividends on preferred stock						(3,188)
Cash dividends on common stock						(42,000)
Balance, December 31, 2003		6,290,000	188,700	(310)	(11,783)	54,179
Net income	$59,076					59,076
Minimum liability for unfunded retirement
benefits, net of $(1,372,000) of income taxes	(1,923)				(1,923)
Comprehensive income	$57,153
Cash dividends on preferred stock						(2,560)
Cash dividends on common stock						(23,000)
Equity contribution from parent				65,000
Balance, December 31, 2004		6,290,000	188,700	64,690	(13,706)	87,695
Net income	$65,865					65,865
Minimum liability for unfunded retirement
benefits, net of $9,707,000 of income taxes	13,706				13,706
Comprehensive income	$79,571
Affiliated company asset transfers				6,101		(106,774)
Preferred stock redemption adjustment				345
Cash dividends on preferred stock						(1,689)
Cash dividends on common stock						(8,000)
Balance, December 31, 2005		6,290,000	$188,700	$71,136	$-	$37,097

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Not Subject to		Subject to
	Mandatory Redemption		Mandatory Redemption *
	Number	Par	Number	Par
	of Shares	Value	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2003	391,049	$39,105	142,500	$14,250
Redemptions-
7.625% Series			(7,500)	(750)
Balance, December 31, 2003	391,049	39,105	135,000	13,500
Redemptions-
7.625% Series			(7,500)	(750)
Balance, December 31, 2004	391,049	39,105	127,500	12,750
Redemptions-
7.750% Series	(250,000)	(25,000)
7.625% Series			(127,500)	(12,750)
Balance, December 31, 2005	141,049	$14,105	-	$-

* Preferred stock subject to mandatory redemption is classified as debt under SFAS 150.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA POWER COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004	2003
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$65,865	$59,076	$48,451
Adjustments to reconcile net income to net cash from
operating activities -
Provision for depreciation	14,409	14,134	13,017
Amortization of regulatory assets	39,967	40,012	40,789
Nuclear fuel and other amortization	16,796	16,790	15,947
Deferred income taxes and investment tax credits, net	(12,390)	5,011	(12,760)
Cumulative effect of accounting change (Note 2(G))	-	-	(10,618)
Pension trust contribution	(18,791)	(12,934)	-
Decrease (increase) in operating assets -
Receivables	13,320	1,919	16,276
Materials and supplies	(729)	(4,005)	(3,609)
Prepayments and other current assets	177	459	(4,037)
Increase (decrease) in operating liabilities -
Accounts payable	28,704	6,338	(11,163)
Accrued taxes	14,577	(13,036)	14,584
Accrued interest	5	(2,524)	(1,162)
Asset retirement obligation, net	-	(1,242)	4,112
Other	130	5,097	5,814
Net cash provided from operating activities	162,040	115,095	115,641

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing -
Long-term debt	99	-	-
Short-term borrowings, net	4,815	518	11,334
Equity contributions from parent	-	65,000	-
Redemptions and Repayments -
Preferred stock	(37,750)	(750)	(750)
Long-term debt	(10,370)	(63,903)	(41,155)
Dividend Payments-
Common stock	(8,000)	(23,000)	(42,000)
Preferred stock	(1,689)	(2,560)	(3,188)
Net cash used for financing activities	(52,895)	(24,695)	(75,759)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(92,375)	(93,320)	(70,864)
Contributions to nuclear decommissioning trusts	(1,594)	(1,594)	(1,594)
Collection of principal on long-term notes receivable	113,638	6,452	370
Loan repayments from (payments to) associated companies	(50,287)	(290)	34,290
Other	(78,541)	(1,650)	(3,266)
Net cash used for investing activities	(109,159)	(90,402)	(41,064)

Net increase (decrease) in cash and cash equivalents	(14)	(2)	(1,182)
Cash and cash equivalents at beginning of year	38	40	1,222
Cash and cash equivalents at end of year	$24	$38	$40

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$5,242	$6,885	$12,449
Income taxes	$46,289	$68,869	$33,502

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA POWER COMPANY

CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,	2005	2004	2003
		(In thousands)
GENERAL TAXES:
State gross receipts*	$20,425	$19,234	$18,028
Real and personal property	2,330	1,288	2,262
State capital stock	2,049	2,014	952
Other	776	1,071	1,216
Total general taxes	$25,580	$23,607	$22,458

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$43,268	$33,273	$37,351
State	24,065	11,468	11,368
	67,333	44,741	48,719
Deferred, net-
Federal	(1,034)	5,552	(2,424)
State	(9,336)	1,693	(392)
	(10,370)	7,245	(2,816)
Investment tax credit amortization	(2,020)	(2,234)	(2,412)
Total provision for income taxes	$54,943	$49,752	$43,491

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$54,056	$48,824	$34,164
Other income	887	928	1,795
Cumulative effect of accounting change	-	-	7,532
Total provision for income taxes	$54,943	$49,752	$43,491

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$120,808	$108,828	$91,942
Federal income tax expense at statutory rate	$42,283	$38,090	$32,180
Increases (reductions) in taxes resulting from-
State income taxes, net of federal income tax benefit	9,573	8,555	7,134
Amortization of investment tax credits	(2,020)	(2,234)	(2,412)
Amortization of tax regulatory assets	1,661	1,658	1,650
Competitive transition charge	3,322	3,650	3,966
Other, net	124	33	973
Total provision for income taxes	$54,943	$49,752	$43,491

ACCUMULATED DEFERRED INCOME TAXES AS OF
DECEMBER 31:
Property basis differences	$66,970	$87,584	$77,147
Competitive transition charge	713	18,862	37,280
Asset retirement obligations	-	7,422	7,469
Customer receivables for future income taxes	84	1,471	2,860
Unamortized investment tax credits	(812)	(1,335)	(1,457)
Deferred gain for asset sales- affiliated companies	7,342	7,451	8,106
Retirement benefits	4,874	(2,620)	(7,317)
Other comprehensive income	-	(9,707)	(8,335)
Other	(12,595)	(15,710)	(17,882)
Net deferred income tax liability	$66,576	$93,418	$97,871

*Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include Penn (Company) and its wholly owned subsidiary, Penn Power Funding LLC. The Company is a wholly owned subsidiary of OE, which is a wholly owned subsidiary of FirstEnergy. In the fourth quarter of 2005, the Company completed the intra-system transfers of its fossil and nuclear generation assets to FGCO and NGC, respectively. See Note 11 - FirstEnergy Intra-System Generation Asset Transfers for further discussion. The Company follows GAAP and complies with the regulations, orders, policies and practices prescribed by the SEC, PPUC and FERC.  The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The Company consolidates all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20-50% owned companies, joint ventures and partnerships) over which the Company has the ability to exercise significant influence, but not control, are accounted for on the equity basis.

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

Regulatory Assets and Liabilities-

The Company recognizes, as regulatory assets, costs which the FERC and PPUC have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered from customers under the Company’s rate restructuring plan. Based on the rate restructuring plan, the Company continues to bill and collect cost-based rates relating to the Company’s nongeneration operations and continues the application of SFAS 71 to these operations.

Net regulatory assets (liabilities) on the Consolidated Balance Sheets are comprised of the following:

	2005	2004
	(In millions)
Competitive transition costs	$3	$46
Customer receivables for future income taxes	-	4
Loss on reacquired debt	6	7
Nuclear decommissioning costs	(62)	(69)
Asset removal costs	(6)	(7)
Net regulatory liabilities	$(59)	$(19)

Pursuant to FirstEnergy's intra-system generation asset transfers (see Note 11), the Company transferred the ARO associated with its prior ownership interests in Beaver Valley and Perry to NGC, along with the nuclear decommissioning trust funds that are legally restricted for purposes of settling the ARO. Customer obligations regarding nuclear decommissioning costs remain as specified in the PPUC’s Order approving the Company’s Restructuring Plan. As of December 31, 2005, the Company continues to recognize a regulatory liability for nuclear decommissioning costs, as any excess or deficiency of trust funds to ultimately decommission the nuclear sites owned by the Company at the time of restructuring may be refunded to or recovered from customers.

Accretion on the ARO and depreciation on the associated asset retirement costs will reduce the intercompany receivable from NGC that was recognized as part of the nuclear generation asset transfer, with a corresponding reduction in the Company's regulatory liability for nuclear decommissioning costs. Unrealized gains and losses and earnings on the nuclear decommissioning trust funds held by NGC will also adjust the Company's intercompany receivable and regulatory liability balances.

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

Receivables from customers include sales to residential, commercial and industrial customers located in the Company’s service area and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2005 with respect to any particular segment of the Company’s customers. Total customer receivables were $45 million (billed - $28 million and unbilled - $17 million) and $44 million (billed - $28 million and unbilled - $16 million) as of December 31, 2005 and 2004, respectively.

(D) UTILITY PLANT AND DEPRECIATION-

Utility plant reflects original cost of construction, including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs incurred to place the assets in service. The costs of normal maintenance, repairs and minor replacements are expensed as incurred. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annual composite rate for electric plant was approximately 2.4% in 2005 and 2.2% in 2004 and 2003.

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

(F) COMPREHENSIVE INCOME-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder's equity except those resulting from transactions with OE and preferred stockholders. As of December 31, 2005, the Company does not have an accumulated other comprehensive balance. As of December 31, 2004, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $14 million.

(G) CUMULATIVE EFFECT OF ACCOUNTING CHANGE-

As a result of adopting SFAS 143 in January 2003, asset retirement costs were recorded in the amount of $78 million as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $9 million. The ARO liability on the date of adoption was $121 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The Company expects substantially all of its nuclear decommissioning costs to be recoverable in rates over time. Therefore, it recognized a regulatory liability of $69 million upon adoption of SFAS 143 for the transition amounts subject to refund through rates related to the ARO for nuclear decommissioning. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was $18 million increase to income ($11 million, net of tax) in the year ended December 31, 2003.

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

(I) TRANSACTIONS WITH AFFILIATED COMPANIES-

Operating revenues, operating expenses and other income include transactions with affiliated companies, primarily ATSI, FES, NGC and FESC. FES operates the generation businesses of the Company, OE, CEI and TE. As a result, the Company had entered into power supply agreements (PSA) whereby FES purchased all of the Company's nuclear generation and the generation from leased fossil generation facilities. In the fourth quarter of 2005, the Company, OE, CEI and TE completed the intra-system transfers of their generation assets to FGCO and NGC (see Note 11). This resulted in the elimination of the fossil generating units rent revenues and the nuclear generation PSA revenues. The Company is now receiving interest income from FGCO and NGC on the associated companies notes received in exchange for the transferred net assets. The Company continues to purchase its power from FES to meet its PLR obligations. In the fourth quarter of 2003, ATSI transferred operational control of its transmission facilities to MISO and previously affiliated transmission service expenses are now provided under the MISO Open Access Transmission Tariff. The primary affiliated companies transactions are as follows:

	2005	2004	2003
	(In millions)
Operating Revenues:
PSA revenues from FES	$153	$177	$162
Generating units rent from FES	17	20	20
Ground lease with ATSI	1	1	1

Services Received:
Purchased power under PSA	176	181	166
Transmission facilities rentals	-	-	10
FESC support services	14	15	13

Other Income:
Interest income from ATSI	3	3	3
Interest income from FES	1	-	1

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy. The majority of costs are directly billed or assigned at no more than cost. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas developed by FESC. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company’s proportionate amount of FirstEnergy’s aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with OE, FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days.

3.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of its employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (Company's share was $19 million). Projections indicated that absent this funding, cash contributions would have been required at some point prior to 2010. Pre-funding the pension plan is expected to eliminate this future funding requirement under current pension funding rules and should also minimize FirstEnergy's exposure to any funding requirements resulting from proposed pension reform.

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy’s pension and OPEB plans.

Obligations and Funded Status	Pension Benefits			Other Benefits
As of December 31	2005	2004		2005	2004
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,364		$4,162	$1,930		$2,368
Service cost	77		77	40		36
Interest cost	254		252	111		112
Plan participants’ contributions	-		-	18		14
Plan amendments	15		-	(312)		(281)
Actuarial (gain) loss	310		134	197		(211)
Benefits paid	(270)		(261)	(100)		(108)
Benefit obligation as of December 31	$4,750		$4,364	$1,884		$1,930

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,969		$3,315	$564		$537
Actual return on plan assets	325		415	33		57
Company contribution	500		500	58		64
Plan participants’ contribution	-		-	18		14
Benefits paid	(270)		(261)	(100)		(108)
Fair value of plan assets as of December 31	$4,524		$3,969	$573		$564

Funded status	$(226)		$(395)	$(1,311)		$(1,366)
Unrecognized net actuarial loss	1,179		885	899		730
Unrecognized prior service cost (benefit)	70		63	(645)		(378)
Net asset (liability) recognized	$1,023		$553	$(1,057)		$(1,014)

Amounts Recognized in the Consolidated Balance Sheets As of December 31

Prepaid benefit cost	$1,023	$		$-	$
Accrued benefit cost	-		(14)	(1,057)		(1,014)
Intangible assets	-		63	-		-
Accumulated other comprehensive loss	-		504	-		-
Net amount recognized	$1,023		$553	$(1,057)		$(1,014)
Company's share of net amount recognized	$42		$23	$(46)		$(43)

Decrease in minimum liability
Included in other comprehensive income
(net of tax)	$(295)		$(4)	$-		$-

Assumptions Used to Determine Benefit Obligations As of December 31

Discount rate	5.75%		6.00%	5.75%		6.00%
Rate of compensation increase	3.50%		3.50%

Allocation of Plan Assets As of December 31
Asset Category
Equity securities	63%	68%	71%	74%
Debt securities	33	29	27	25
Real estate	2	2	-	-
Cash	2	1	2	1
Total	100%	100%	100%	100%

Information for Pension Plans With an Accumulated Benefit Obligation in
Excess of Plan Assets	2005	2004
	(In millions)
Projected benefit obligation	$4,750	$4,364
Accumulated benefit obligation	4,327	3,983
Fair value of plan assets	4,524	3,969

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2005	2004	2003	2005	2004	2003
	(In millions)
Service cost	$77	$77	$66	$40	$36	$43
Interest cost	254	252	253	111	112	137
Expected return on plan assets	(345)	(286)	(248)	(45)	(44)	(43)
Amortization of prior service cost	8	9	9	(45)	(40)	(9)
Amortization of transition obligation	-	-	-	-	-	9
Recognized net actuarial loss	36	39	62	40	39	40
Net periodic cost	$30	$91	$142	$101	$103	$177
Company's share of net periodic cost (income)	$(1)	$-	$4	$5	$5	$7

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost	Pension Benefits			Other Benefits
for Years Ended December 31	2005	2004	2003	2005	2004	2003

Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	3.50%	3.50%

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

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company recognized a prepaid benefit cost of $42 million as of December 31, 2005. As prescribed by SFAS 87, the Company eliminated its additional minimum liability of $29 million and its intangible asset of $6 million. In addition, the entire AOCL balance was credited by $14 million (net of $9 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

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

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt and Other Long-term Obligations-

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt and other long-term obligations as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Long-term debt	$200	$204	$148	$160
Preferred stock subject to mandatory redemption	-	-	13	12
	$200	$204	$161	$172

The fair values of long-term debt and other long-term obligations reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Company’s ratings.

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities:(1)
-Government obligations	$-	$-	$41	$41
-Corporate debt securities	284	269	77	83
-Mortgage-backed securities	-	-	1	1
	284	269	119	125
Equity securities(1)	-	-	57	57
	$284	$269	$176	$182

(1) Includes nuclear decommissioning trust investments as of December 31, 2004.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms.

Investments other than cash and cash equivalents include held-to-maturity securities and available-for-sale securities. Prior to their transfer to NGC (see Note 11), the Company’s decommissioning trust investments were classified as available-for-sale. The Company has no securities held for trading purposes.

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2005 were as follows:

	2005	2004	2003
	(In millions)
Proceeds from sales	$75	$41	$47
Gross realized gains	11	1	2
Gross realized losses	1	1	1
Interest and dividend income	5	5	5

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

The Company leases office space and other property and equipment under cancelable and noncancelable leases. Rentals for operating leases are charged to operating expenses on the Statements of Income. Such costs for the three years ended December 31, 2005, are summarized as follows:

	2005	2004	2003
	(In millions)
Operating leases
Interest element	$0.6	$0.4	$0.3
Other	1.4	1.3	0.8

Total rentals	$2.0	$1.7	$1.1

The future minimum lease payments as of December 31, 2005 are:

Operating Leases
(In millions)
2006	$1.0
2007	0.9
2008	0.9
2009	0.8
2010	0.7
Years thereafter	2.8
Total minimum lease payments	7.1

6.	REGULATORY MATTERS:

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

In May 2004, the PPUC issued an order approving revised reliability benchmarks and standards, including revised benchmarks and standards for the Company. The Company filed a Petition for Amendment of Benchmarks with the PPUC on May 26, 2004, due to their implementation of automated outage management systems following restructuring. On December 30, 2005 the ALJ recommended that the PPUC adopt the Joint Petition for Settlement among the parties involved in the Company's request to amend the distribution reliability benchmarks, thereby eliminating the need for full litigation. The ALJ’s recommendation, adopting the revised benchmarks and standards was approved by the PPUC on February 9, 2006.

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

On November 1, 2005, FES filed two power sales agreements for approval with the FERC. One power sales agreement provided for FES to provide the PLR requirements of the Ohio Companies at a price equal to the retail generation rates approved by the PUCO for a period of three years beginning January 1, 2006. The Ohio Companies will be relieved of their obligation to obtain PLR power requirements from FES if the Ohio competitive bid process results in a lower price for retail customers. A similar power sales agreement between FES and Penn permits Penn to obtain its PLR power requirements from FES at a fixed price equal to the retail generation price during 2006. The Company has filed a plan with the PPUC to use an RFP process to obtain its power supply requirements after 2006.

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

On October 11, 2005, the Company filed a plan with the PPUC to secure electricity supply for its customers at set rates following the end of its transition period on December 31, 2006. The Company is recommending that the RFP process cover the period January 1, 2007 through May 31, 2008. Hearings were held on January 10, 2006 with Main Briefs filed on January 27, 2006 and Reply Briefs on February 3, 2006. On February 17, 2006, the ALJ issued a Recommended Decision to adopt the Company's RFP process with modifications. A PPUC vote is expected in April 2006. Under Pennsylvania's electric competition law, the Company is required to secure generation supply for customers who do not choose alternative suppliers for their electricity.

7.	CAPITALIZATION:

(A)	RETAINED EARNINGS-

Under the Company’s first mortgage indenture, the Company’s retained earnings unrestricted for payment of cash dividends on the Company’s common stock were $30 million as of December 31, 2005.

(B)	PREFERRED STOCK-

All preferred stock may be redeemed by the Company in whole, or in part, with 30-60 days’ notice.

(C)	LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS-

Other Long-Term Debt-

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

Sinking fund requirements for FMB and maturing long-term debt during the next five years are $70 million in 2006, $1 million in each year 2007 through 2009 and $64 million in 2010. Included in the 2006 amount are $15 million for variable interest rate long-term debt that have provisions by which individual debt holders are required to "put back" the respective debt to the issuer for redemption prior to its maturity date. This amount represents the next time the debt holders may exercise this provision.

The Company's obligations to repay certain pollution control revenue bonds are secured by several series of FMB. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $102 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the policies, the Company is entitled to a credit against its obligation to repay the related bond. The Company pays an annual fee of 0.24% to 0.30% of the amounts of the policies to the insurers and is obligated to reimburse the insurers for any drawings thereunder.

8.	ASSET RETIREMENT OBLIGATION:

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

The Company initially identified applicable legal obligations as defined under the standard for nuclear power plant decommissioning of Beaver Valley and Perry nuclear generating facilities and reclamation of a sludge disposal pond related to the Bruce Mansfield Plant. The ARO liability as of the date of adoption was $121 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The Company’s share of the obligation to decommission these units was developed based on site specific studies performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO.

Pursuant to the generation asset transfers on October 24, 2005 and December 16, 2005, FGCO and NGC now own the fossil and nuclear generation assets, respectively, which were previously owned by the Company.

The Company implemented FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143 on December 31, 2005. FIN 47 provides accounting standards for conditional retirement obligations associated with tangible long-lived assets, requiring recognition of the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate can be identified. FIN 47 states that an obligation exists even though there may be uncertainty about timing or method of settlement and further clarifies SFAS 143, stating that the uncertainty surrounding the timing and method of settlement when settlement is conditional on a future event occurring should be reflected in the measurement of the liability not in the recognition of the liability. Accounting for conditional ARO under FIN 47 is the same as described above for SFAS 143. The adoption of FIN 47 had an immaterial impact on the Company’s year ended December 31, 2005.

The following table describes the changes to the ARO balances during 2005 and 2004.

	2005	2004
ARO Reconciliation	(In millions)
Balance at beginning of year	$138	$130
Transfer to FGCO and NCG	(155)	-
Accretion	9	8
Revisions in estimated cash flows	8	-
Balance at end of year	$-	$138

9.	SHORT-TERM BORROWINGS:

Short-term borrowings outstanding as of December 31, 2005, consisted of $13 million of borrowings from affiliates. Penn Funding, a wholly owned subsidiary of Penn, is a limited liability company whose borrowings are secured by customer accounts receivable purchased from Penn. It can borrow up to $25 million under a receivables financing arrangement at rates based on bank commercial paper rates. The financing arrangements require payment of an annual facility fee of 0.15% on the entire finance limit. Penn's receivables financing agreements expire in June 2006. As a separate legal entity with separate creditors, it would have to satisfy its separate obligations to creditors before any of its remaining assets could be made available to the Company.

In June 2005, the Company, FirstEnergy, OE, CEI, TE, JCP&L, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility that expires in June 2010. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment termination date, as the same may be extended. The Company's borrowing limit under the facility is $50 million. The average interest rate on short-term borrowings outstanding as of December 31, 2005 and 2004, was 4.0% and 2.0%, respectively.

10. COMMITMENTS AND CONTINGENCIES:

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

(B)	OTHER LEGAL PROCEEDINGS-

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to FirstEnergy's normal business operations pending against FirstEnergy and its subsidiaries. The other potentially material items not otherwise discussed above are described below.

Power Outages and Related Litigation-

On August 14, 2003, various states and parts of southern Canada experienced widespread power outages. The outages affected approximately 1.4 million customers in FirstEnergy's service area. The U.S. - Canada Power System Outage Task Force’s final report in April 2004 on the outages concluded, among other things, that the problems leading to the outages began in FirstEnergy’s Ohio service area. Specifically, the final report concluded, among other things, that the initiation of the August 14, 2003 power outages resulted from an alleged failure of both FirstEnergy and ECAR to assess and understand perceived inadequacies within the FirstEnergy system; inadequate situational awareness of the developing conditions; and a perceived failure to adequately manage tree growth in certain transmission rights of way. The Task Force also concluded that there was a failure of the interconnected grid's reliability organizations (MISO and PJM) to provide effective real-time diagnostic support. The final report is publicly available through the Department of Energy’s website (www.doe.gov). FirstEnergy believes that the final report does not provide a complete and comprehensive picture of the conditions that contributed to the August 14, 2003 power outages and that it does not adequately address the underlying causes of the outages. FirstEnergy remains convinced that the outages cannot be explained by events on any one utility's system. The final report contained 46 “recommendations to prevent or minimize the scope of future blackouts.” Forty-five of those recommendations related to broad industry or policy matters while one, including subparts, related to activities the Task Force recommended be undertaken by FirstEnergy, MISO, PJM, ECAR, and other parties to correct the causes of the August 14, 2003 power outages. FirstEnergy implemented several initiatives, both prior to and since the August 14, 2003 power outages, which were independently verified by NERC as complete in 2004 and were consistent with these and other recommendations and collectively enhance the reliability of its electric system. FirstEnergy’s implementation of these recommendations in 2004 included completion of the Task Force recommendations that were directed toward FirstEnergy. FirstEnergy also is proceeding with the implementation of the recommendations regarding enhancements to regional reliability that were to be completed subsequent to 2004 and will continue to periodically assess the FERC-ordered Reliability Study recommendations for forecasted 2009 system conditions, recognizing revised load forecasts and other changing system conditions which may impact the recommendations. Thus far, implementation of the recommendations has not required, nor is expected to require, substantial investment in new or material upgrades to existing equipment, and therefore FirstEnergy has not accrued a liability as of December 31, 2005 for any expenditures in excess of those actually incurred through that date. The FERC or other applicable government agencies and reliability coordinators may, however, take a different view as to recommended enhancements or may recommend additional enhancements in the future that could require additional, material expenditures. Finally, the PUCO is continuing to review FirstEnergy’s filing that addressed upgrades to control room computer hardware and software and enhancements to the training of control room operators, before determining the next steps, if any, in the proceeding.

On August 22, 2005, a class action complaint was filed against the OE in Jefferson County, Ohio Common Pleas Court, seeking compensatory and punitive damages to be determined at trial based on claims of negligence and eight other tort counts alleging damages from W. H. Sammis Plant air emissions. The Sammis Plant had been owned by OE and the Company at that time. The two named plaintiffs are also seeking injunctive relief to eliminate harmful emissions and repair property damage and the institution of a medical monitoring program for class members.

FirstEnergy is vigorously defending these actions, but cannot predict the outcome of any of these proceedings or whether any further regulatory proceedings or legal actions may be initiated against the Companies. In particular, if FirstEnergy or its subsidiaries were ultimately determined to have legal liability in connection with these proceedings, it could have a material adverse effect on FirstEnergy's or its subsidiaries' financial condition, results of operations and cash flows.

Nuclear Plant Matters-

As of December 16, 2005 NGC acquired ownership of the nuclear generation assets transferred from the Company, OE, CEI and TE with the exception of leasehold interests of OE and TE in certain of the nuclear plants that are subject to sale and leaseback arrangements with non-affiliates. The transfer included the Company's prior owned interests in Beaver Valley Unit 1 (65.00%), Beaver Valley Unit 2 (13.74%) and Perry (5.24%).

On August 12, 2004, the NRC notified FENOC that it would increase its regulatory oversight of the Perry Nuclear Power Plant as a result of problems with safety system equipment over the preceding two years and the licensee's failure to take prompt and effective corrective action. FENOC operates the Perry Nuclear Power Plant.

In an April 4, 2005 public meeting discussing FENOC’s performance at Perry identified in its annual assessment, NRC stated that, overall the Perry Plant operated "in a manner that preserved public health and safety" even though it remained under heightened NRC oversight. The NRC indicated that additional inspections will continue and that the plant must improve performance to be removed from the Multiple/Repetitive Degraded Cornerstone Column of the Action Matrix. By an inspection report dated January 18, 2006, the NRC closed one of the White Findings (related to emergency preparedness) which led to the multiple degraded cornerstones.

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

11.	FIRSTENERGY INTRA-SYSTEM GENERATION ASSET TRANSFERS

On May 13, 2005, the Company, and on May 18, 2005, the Ohio Companies entered into certain agreements implementing a series of intra-system generation asset transfers. The asset transfers resulted in the respective undivided ownership interests of the Company and the Ohio Companies in FirstEnergy’s nuclear and non-nuclear generation assets being owned by NGC, and FGCO, respectively. The generating plant interests transferred do not include leasehold interests of the Ohio Companies in certain of the plants that are currently subject to sale and leaseback arrangements with non-affiliates.

On October 24, 2005, the Company completed the intra-system transfer of non-nuclear generation assets to FGCO. Prior to the transfer, FGCO, as lessee under a Master Facility Lease with the Company and the Ohio Companies, leased, operated and maintained the non-nuclear generation assets that it now owns. The asset transfers were consummated pursuant to FGCO's purchase option under the Master Facility Lease.

The difference (approximately $2.7 million) between the purchase price specified in the Master Facility Lease and the net book value at the date of transfer was credited to equity. FGCO also assumed certain assets and liabilities relating to the purchased units. As consideration, FGCO delivered to the Company a promissory note of approximately $124.5 million that is secured by a lien on the units purchased, bears interest at a rate per annum based on the weighted cost of Penn’s long-term debt (5.39%) and matures twenty years after the date of issuance. FGCO may pre-pay a portion of the promissory note through refunding from time to time of Penn’s outstanding pollution control debt. The timing of any refunding will be subject to market conditions and other factors.

On December 16, 2005, the Company completed the intra-system transfer of its interests in the nuclear generation assets to NGC through a spin-off by way of dividend. FENOC will continue to operate and maintain the nuclear generation assets.

The purchase price of the generation assets was the net book value as of September 30, 2005. The difference (approximately $3.4 million) between the purchase price and the net book value at the date of transfer was credited to equity. Pursuant to the Penn Contribution Agreement, Penn previously acquired the common stock of NGC. Upon closing, Penn made a capital contribution to NGC of its undivided interests in certain nuclear generation assets, together with associated decommissioning trust funds and other related assets. In connection with the contribution, NGC assumed certain other liabilities associated with the transferred assets. In addition, Penn received a promissory note from NGC in the principal amount of approximately $240.4 million, representing the net book value of the contributed assets as of September 30, 2005, less other liabilities assumed. The note bears interest at a rate per annum based on Penn’s weighted average cost of long-term debt (5.39%), matures twenty years from the date of issuance, and is subject to prepayment at any time, in whole or in part, by NGC. Following the capital contribution, Penn distributed the common stock of NGC as a dividend (approximately $106.8 million) to its parent, OE, such that NGC became a wholly owned subsidiary of OE.

These transactions are pursuant to the Company's and the Ohio Companies’ restructuring plans that were approved by the PPUC and the PUCO, respectively, under applicable Pennsylvania and Ohio electric utility restructuring legislation. Consistent with the restructuring plans, generation assets that had been owned by the Company and the Ohio Companies were required to be separated from the regulated delivery business of those companies through transfer to a separate corporate entity. The transactions essentially complete the divestitures contemplated by the restructuring plans by transferring the ownership interests to NGC and FGCO without impacting the operation of the plants.

The transfers are expected to affect the Company's near-term future results with reductions in revenues and expenses. Revenues will be reduced due to the termination of the sale of its nuclear generation KWH and the lease of its non-nuclear generation assets arrangements with FES. The Company's expenses will be lower due to the nuclear fuel and operating costs assumed by NGC as well as depreciation and property tax expenses assumed by FGCO and NGC related to the transferred generating assets. In addition, the Company will receive interest income from associated company notes receivable from FGCO and NGC for the transfer of our generation net assets and eliminate the interest expense on certain pollution control notes to be transferred to FGCO and NGC. FES will continue to provide the Company's PLR requirements revised purchased power arrangements for a three-year period beginning January 1, 2006 (see Note 6 - Regulatory Matters).

The following table provides the value of assets transferred along with the related liabilities:

Assets Transferred (In millions)

Property, plant and equipment	$451
Other property and investments	150
Current assets	39
Deferred charges	-
$640

Liabilities Related to Assets Transferred

Long-term debt	$-
Current liabilities	-
Noncurrent liabilities	174
$174

Net Assets Transferred	$466

12. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"

Issued in November 2005, FSP 115-1 and FAS 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP finalized and renamed EITF 03-1 and 03-1-a to FSP FAS 115-1. This FSP will (1) nullify certain requirements of Issue 03-1 and supersedes EITF topic No. D-44, "Recognition of Other Than Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value," (2) clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made, and (3) be effective for other-than-temporary impairment and analyses conducted in periods beginning after September 15, 2005. The FSP requires prospective application with an effective date for reporting periods beginning after December 15, 2005. The Company is currently evaluating this FSP Issue and any impact on its investments.

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

13. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 2005 and 2004:

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2005	2005	2005	2005
	(In millions)
Operating Revenues	$134.5	$134.3	$145.5	$126.3
Operating Expenses and Taxes	117.8	118.1	122.3	114.3
Operating Income	16.7	16.2	23.2	12.0
Other Income	(0.7)	0.8	0.5	1.2
Net Interest Charges	1.0	1.3	0.7	1.0
Net Income	$15.0	$15.7	$23.0	$12.2
Earnings on Common Stock	$14.3	$15.0	$22.9	$12.0

	March 31,	June 30,	September 30,	December 31,
Three Months Ended	2004	2004	2004	2004
	(In millions)
Operating Revenues	$142.6	$134.6	$143.3	$128.6
Operating Expenses and Taxes	122.1	115.4	123.1	127.7
Operating Income	20.5	19.2	20.2	0.9
Other Income	1.0	0.5	0.8	1.2
Net Interest Charges	1.8	1.8	0.6	1.0
Net Income	$19.7	$17.9	$20.4	$1.1
Earnings on Common Stock	$19.1	$17.3	$19.7	$0.4