Form 10-K, Exhibit 13
period 2005-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2006-03-02
CIK 20947, 73960, 77278, 352049, 53456, 65350, 77227, 1031296

JERSEY CENTRAL POWER & LIGHT COMPANY

2005 ANNUAL REPORT TO STOCKHOLDERS

Jersey Central Power & Light Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 3,300 square miles in New Jersey. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 2.5 million.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify Jersey Central Power & Light Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an affiliated Ohio electric utility
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FirstEnergy	FirstEnergy Corp., a public utility holding company
GPU	GPU, Inc., former parent of JCP&L, Met-Ed and Penelec, which merged with FirstEnergy on November 7, 2001
GPUS	GPU Service Company, previously provided corporate support services
JCP&L	Jersey Central Power & Light Company
JCP&L Transition	JCP&L Transition Funding LLC, a Delaware limited liability company and issuer of transition Bonds
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
NGC	FirstEnergy Nuclear Generation Corp., owns nuclear generating facilities
OE	Ohio Edison Company, an affiliated Ohio electric utility
Ohio Companies	CEI, OE and TE
Penelec	Pennsylvania Electric Company, an affiliated Pennsylvania electric utility
Penn	Pennsylvania Power Company, an affiliated Pennsylvania electric utility
TE	The Toledo Edison Company, an affiliated Ohio electric utility

The following abbreviations and acronyms are used to identify frequently used terms in this report:

AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Stock Issued to Employees"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletins"
ARO	Asset Retirement Obligation
BGS	Basic Generation Service
CTC	Competitive Transition Charge
ECAR	East Central Area Reliability Coordination Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments”
EITF 04-13	EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty
EPACT	Energy Policy Act of 2005
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 46R	FASB Interpretation (revised December 2003), "Consolidation of Variable Interest Entities"
FIN 47	FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143"
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 115-1 and FAS 124-1	FASB Staff Position No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"
GAAP	Accounting Principles Generally Accepted in the United States
IRS	Internal Revenue Service
KWH	Kilowatt-hours
Medicare Act	Medicare Prescription Drug, Improvement and Modernization Act of 2003
MISO	Midwest Independent Transmission System Operator, Inc.
Moody’s	Moody’s Investors Service

i

GLOSSARY OF TERMS Cont'd

MTC	Market Transition Charge
MW	Megawatts
NERC	North American Electric Reliability Council
NJBPU	New Jersey Board of Public Utilities
NUG	Non-Utility Generation
OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
PJM	PJM Interconnection L.L.C.
PRP	Potentially Responsible Party
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act
S&P	Standard & Poor’s Ratings Service
SBC	Societal Benefits Charge
SEC	United States Securities and Exchange Commission
SFAC	Statement of Financial Accounting Concepts
SFAC 7	SFAC No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements"
SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS 101	SFAS No. 101, "Accounting for Discontinuation of Application of SFAS 71"
SFAS 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS 115	SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"
SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”
SFAS 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 151	SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4"
SFAS 153	SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"
SFAS 154	SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"
TBC	Transition Bond Charge
TMI-1	Three Mile Island Unit 1
TMI-2	Three Mile Island Unit 2
VIE	Variable Interest Entity

ii

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Jersey Central Power & Light Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Jersey Central Power & Light Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(I) to the consolidated financial statements, the Company has restated its previously issued consolidated financial statements for the years ended December 31, 2004 and 2003.

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

SELECTED FINANCIAL DATA

					Restated *	Restated *
		Restated *	Restated *	Restated *	Nov 7 -	Jan 1-
	2005	2004	2003	2002	Dec. 31, 2001	Nov. 6, 2001
	(Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues	$2,602,234	$2,206,987	$2,359,646	$2,328,415	$282,902	$1,838,638

Operating Income	$255,676	$181,816	$144,606	$332,953	$43,347	$291,049

Net Income	$182,927	$107,626	$64,277	$248,357	$29,525	$31,560

Earnings on Common Stock	$182,427	$107,126	$64,389	$249,821	$28,827	$27,013

Total Assets	$7,584,106	$7,296,532	$7,583,361	$8,062,148	$8,053,295

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder’s Equity	$3,210,763	$3,143,554	$3,146,180	$3,270,014	$3,163,185
Preferred Stock-
Not Subject to Mandatory Redemption	12,649	12,649	12,649	12,649	12,649
Subject to Mandatory Redemption	-	-	-	-	44,868
Company-Obligated Mandatorily
Redeemable Preferred Securities	-	-	-	125,244	125,250
Long-Term Debt and Other Long-Term Obligations	972,061	1,238,984	1,095,991	1,210,446	1,224,001
Total Capitalization	$4,195,473	$4,395,187	$4,254,820	$4,618,353	$4,569,953

CAPITALIZATION RATIOS:
Common Stockholder’s Equity	76.5%	71.5%	73.9%	70.8%	69.2%
Preferred Stock-
Not Subject to Mandatory Redemption	0.3	0.3	0.3	0.3	0.3
Subject to Mandatory Redemption	-	-	-	-	1.0
Company-Obligated Mandatorily
Redeemable Preferred Securities	-	-	-	2.7	2.7
Long-Term Debt and Other Long-Term Obligations	23.2	28.2	25.8	26.2	26.8
T otal Capitalization	100.0%	100.0%	100.0%	100.0%	100.0%

DISTRIBUTION KWH DELIVERIES (Millions):
Residential	10,107	9,355	9,104	8,976	1,428	7,042
Commercial	9,432	8,877	8,620	8,509	1,330	6,787
Industrial	3,074	3,070	3,046	3,171	474	2,670
Other	86	73	89	81	17	66
Total	22,699	21,375	20,859	20,737	3,249	16,565

CUSTOMERS SERVED:
Residential	950,622	941,917	931,227	921,716	909,494
Commercial	117,365	115,861	114,270	112,385	109,985
Industrial	2,640	2,666	2,705	2,759	2,785
Other	1,601	1,320	1,345	1,393	1,484
Total	1,072,228	1,061,764	1,049,547	1,038,253	1,023,748

NUMBER OF EMPLOYEES:	1,416	1,444	1,557	**	**	**

* See Note 2(I) to the Consolidated Financial Statements.

** For years prior to 2003 JCP&L's employees were employed by GPU Service Company.

JERSEY CENTRAL POWER & LIGHT COMPANY

Management’s Discussion and Analysis of
Results of Operations and Financial Condition

Forward-looking Statements. This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Actual results may differ materially due to the speed and nature of increased competition and deregulation in the electric utility industry, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of our regulated utilities to collect transition and other charges or to recover increased transmission costs, maintenance costs being higher than anticipated, legislative and regulatory changes (including revised environmental requirements), the repeal of PUHCA and the legal and regulatory changes resulting from the implementation of the EPACT, the uncertainty of the timing and amounts of the capital expenditures (including that such amounts could be higher than anticipated) or levels of emission reductions related to the settlement agreement resolving the New Source Review litigation, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits, fines or other enforcement actions and remedies) of governmental investigations and oversight, including by the Securities and Exchange Commission, the United States Attorney's Office, the Nuclear Regulatory Commission and the New Jersey Board of Public Utilities as disclosed in our Securities and Exchange Commission filings, the continuing availability and operation of generating units, the ability of generating units to continue to operate at, or near full capacity, our inability to accomplish or realize anticipated benefits from strategic goals (including employee workforce factors), the anticipated benefits from our voluntary pension plan contributions, our ability to improve electric commodity margins and to experience growth in the distribution business, our ability to access the public securities and other capital markets and the cost of such capital, the outcome, cost and other effects of present and potential legal and administrative proceedings and claims related to the August 14, 2003 regional power outage, the risks and other factors discussed from time to time in our Securities and Exchange Commission filings, and other similar factors. Also, a credit rating should not be viewed as a recommendation to buy, sell or hold securities and may be revised or withdrawn by a rating agency at any time. We expressly disclaim any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

Restatements

As further discussed in Note 2(I) to the Consolidated Financial Statements, the Company is restating its consolidated financial statements for the two years ended December 31, 2004. The revisions are a result of a current tax audit from the State of New Jersey, in which the Company became aware that the New Jersey Transitional Energy Facilities Assessment (TEFA) tax is not an allowable deduction for state income tax purposes.

Results of Operations

Earnings on common stock increased to $182 million from $107 million in 2004 as increases in operating revenues were partially offset by increases in purchased power and other operating expenses. Earnings on common stock in 2004 increased to $107 million from $64 million in 2003 principally due to the absence of non-cash charges aggregating $185 million ($109 million after tax) from a 2003 rate case decision disallowing recovery of certain regulatory assets (see Regulatory Matters) and reduced purchased power costs in 2004 which were partially offset by a decline in operating revenues.

Operating revenues increased $395 million or 17.9% in 2005 compared with 2004. The revenue increases consisted of increases in retail generation revenues of $195 million, distribution throughput revenues of $123 million and wholesale revenues of $75 million. Retail generation sales revenues increased in 2005 from 2004 due to higher volumes and unit prices resulting from the BGS auction. Retail generation kilowatt-hour sales increases in the residential (13.9%) and commercial (13.5%) sectors more than offset a decline in sales to the industrial sector (6.3%) due to changes in customer shopping. Generation provided by alternative suppliers to residential and commercial customers as a percent of total sales in our franchise area decreased by 5.2 and 5.1 percentage points, respectively, while the percentage of shopping by industrial customers increased by 1.6 percentage points.

The $123 million increase in distribution deliveries was due to higher composite unit prices coupled with a 6.2% volume increase in 2005 from the previous year. The higher composite prices reflected the impact of the distribution rate increase effective June 1, 2005 due to the NJBPU stipulated settlements (see Note 7). Higher residential and commercial sector deliveries resulted, in large part, from warmer summer temperatures and colder winter temperatures; a slight increase in industrial sector deliveries reflected improving economic conditions.

Revenues from wholesale sales increased by $75 million in 2005 as compared to the previous year as higher unit prices were partially offset by a 5.1% decline in kilowatt-hour sales.

Operating revenues decreased $153 million in 2004 compared with 2003. The decrease in revenues was due to a $107 million decline in distribution throughput revenues and a $49 million decline in wholesale revenues partially offset by an $11 million increase in retail generation revenues. Our BGS obligation was transferred to external parties as a result of an NJBPU auction process that extended the termination of our BGS obligation through May 2006 (see Note 7 - Regulatory Matters). We entered into long-term power purchase agreements in connection with the divestiture of our generation facilities and sold any power in excess of our retail customer needs to the wholesale market. The long-term purchase agreements ended after the first quarter of 2003 and as a result, sales to the wholesale market subsequently decreased. Retail generation sales revenues increased by $11 million in 2004 compared to 2003 due to higher unit prices resulting from the BGS auction. This increase more than offset a composite 13.2% decrease in KWH sales (commercial - 16.0% and industrial - 63.4%), which reflected increases in electric generation services to commercial and industrial customers provided by alternative suppliers. The shopping percentage in our franchise area increased in 2004 by 16.7 percentage points and 46.0 percentage points, for the commercial and industrial sectors respectively, while the percentage of shopping by residential customers was relatively unchanged.

The $107 million decrease in distribution deliveries was due to lower unit prices that more than offset the impact of the 2.5% volume increase in 2004 from the previous year. The lower prices reflected the impact of the distribution rate decrease effective August 1, 2003. Warmer temperatures in the summer and improving economic conditions resulted, in large part, in higher residential, commercial and industrial demand.

Changes in electric generation sales and distribution deliveries in 2005 and 2004, compared to the prior year, are summarized in the following table:

Changes in KWH Sales	2005	2004
Increase (Decrease)
Electric Generation:
Retail	12.8%	(13.2)%
Wholesale	(5.1)%	(19.1)%
Total Electric Generation Sales	8.6%	(14.7)%
Distribution Deliveries:
Residential	8.0%	2.8%
Commercial	6.3%	3.0%
Industrial	0.1%	0.8%
Total Distribution Deliveries	6.2%	2.5%

Operating Expenses and Taxes

Total operating expenses and taxes increased $321 million in 2005 after decreasing $190 million in 2004, compared to the prior year. The increase in 2005 was primarily due to higher purchased power costs. The decrease in 2004 was attributed to non-cash charges in 2003 for amounts disallowed by the NJBPU in its rate case decision. The following table presents changes in 2005 and 2004 from the prior year by expense category:

Operating Expenses and Taxes - Changes	2005	2004
Increase (Decrease)	(In millions)
Purchased power costs	$263	$(220)
Other operating costs	25	(18)
Provision for depreciation	5	(24)
Amortization of regulatory assets	14	15
Deferral of new regulatory assets	(29)	-
General taxes	2	9
Income taxes	41	48
Total operating expenses and taxes	$321	$(190)

Purchased power increased $263 million in 2005 compared to 2004. The increased purchased power costs have no impact on our earnings as all power is provided from the BGS arrangement and deferral accounting ensures the matching of revenue with purchased power expense. The increased purchased power costs reflected higher kilowatt-hour purchases due to increased generation sales requirements as discussed above and higher unit prices. Other operating expenses increased $25 million in 2005 compared to 2004, primarily due to our recording a $16 million liability for a potential labor arbitration award.

Depreciation expense increased $5 million in 2005 due to an increased depreciable asset base and the transfer of computer system software assets to us from FESC. Deferral of new regulatory assets of $29 million in 2005, reflected the NJBPU approval to defer previously incurred reliability expenses for recovery from customers. Amortization of regulatory assets increased $14 million in 2005 due to an increase in the level of MTC revenue recovery.

Excluding the disallowed deferred energy costs of $153 million in 2003, purchased power costs decreased $67 million in 2004 compared to 2003. The lower purchased power costs reflected lower kilowatt-hour purchases due to reduced generation sales requirements. Other operating expenses decreased $18 million in 2004 compared to 2003, due to cost containment efforts as demonstrated by the 7% decline in the number of employees and the absence in 2004 of storm restoration costs incurred in 2003.

Changes in depreciation expense and amortization of regulatory assets in 2004 compared to the prior year primarily resulted from the 2003 rate case decision. Depreciation expense decreased $24 million in 2004 due to reduced depreciation rates effective in August 2003 and amortization of regulatory assets increased $15 million in 2004 ($48 million excluding the rate case decision's disallowed costs of $33 million in 2003) due to an increase in the level of MTC revenue recovery.

Net Interest Charges

Net interest charges in 2005, 2004 and 2003 include charges of $2 million in each year for potential interest assessments associated with a New Jersey state income tax audit. Excluding these charges, net interest charges decreased $3 million in 2005 and $6 million in 2004, compared to the prior year, reflecting debt redemptions of $56 million and $290 million, respectively. Those decreases were partially offset by interest on $300 million of senior notes issued in April 2004.

Capital Resources and Liquidity

Our cash requirements in 2005 for operating expenses, construction expenditures and scheduled debt maturities were met with cash from operations.  We plan to issue long-term debt during 2006 to fund maturing long-term debt obligations.

Changes in Cash Position

As of December 31, 2005, we had $0.1 million of cash and cash equivalents compared with $0.2 million as of December 31, 2004. The major sources for changes in these balances are summarized below.

Cash Flows From Operating Activities

Our net cash provided from operating activities was $507 million in 2005, $263 million in 2004 and $180 million in 2003, summarized as follows:

Operating Cash Flows	2005	2004	2003
	(In millions)
Cash earnings(1)	$295	$226	$321
Pension trust contribution(2)	(54)	(37)	-
Working capital and other	266	74	(141)

Total cash flows from operating activities	$507	$263	$180

(1) Cash earnings is a non-GAAP measure (see reconciliation below).
(2) Pension trust contributions in 2005 and 2004 were each net of $25 million of income tax benefits.

Cash earnings (in the table above) are not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance. The following table reconciles cash earnings with net income.

Reconciliation of Cash Earnings	2005	2004	2003
	(In millions)
Net Income (GAAP)	$183	$108	$64
Non-Cash Charges (Credits):
Provision for depreciation	80	75	99
Amortization of regulatory assets	293	279	263
Deferral of new regulatory assets	(29)	-	-
Revenue credits to customers	-	-	(72)
Disallowed regulatory assets	-	-	153
Deferred purchased power and other costs	(257)	(263)	(276)
Deferred income taxes & investment tax credits, net*	36	30	62
Other non-cash charges (credits)	(11)	(3)	28
Cash earnings (Non-GAAP)	$295	$226	$321

* Excludes $25 million of deferred tax benefits from pension contributions in 2004.

Net cash provided from operating activities increased by $244 million in 2005 and $83 million in 2004, as compared to the previous year. The increase in 2005 was due to a $69 million increase in cash earnings for reasons described under “Results of Operations” and a $192 million increase from working capital and other which was partially offset by a $17 million increase in after-tax voluntary pension trust contributions in 2005 from 2004. The increase from working capital and other was attributable to a $128 million increase in cash collateral collected from suppliers, an increase in cash of $41 million from the settlement of receivables and a decrease in cash from settlement of $45 million in payables. The increase in 2004 was due to a $215 million increase from working capital and other which was partially offset by a $95 million decrease in cash earnings for reasons described under “Results of Operations” and the $37 million after-tax voluntary pension trust contribution in 2004. The increase from working capital and other was attributable to a decrease in cash outflow of $151 million in payables and a $53 million increase associated with a NUG power contract restructuring.

Cash Flows From Financing Activities

Net cash used for financing activities was $298 million, $82 million and $139 million in 2005, 2004 and 2003, respectively, primarily reflecting the new issues and redemptions shown below:

Securities Issued or Redeemed in	2005	2004	2003
	(In millions)
New Issues:
Secured Notes	$-	$300	$150

Redemptions:
FMB	$56	$290	$150
Medium Term Notes	-	-	102
Preferred Stock	-	-	125
Transition Bonds	17	16	-
Other	-	3	-
Total Redemptions	$73	$309	$377
Short-term Borrowings, net	$(67)	$18	$231

Net cash used for financing activities increased $216 million in 2005 from 2004. The increase resulted from a $68 million increase in common stock dividends to FirstEnergy and no new financing.

We had approximately $102,000 of cash and temporary investments and approximately $181 million of short-term indebtedness as of December 31, 2005. We have authorization from the SEC to incur short-term debt of up to our charter limit of $2.1 billion (including the utility money pool). We will not issue FMB other than as collateral for senior notes, since our senior note indentures prohibit us (subject to certain exceptions) from issuing any debt which is senior to the senior notes. As of December 31, 2005, we had the capability to issue $715 million of additional senior notes based upon FMB collateral. At year-end 2005, based upon applicable earnings coverage tests and our charter, we could issue $1.2 billion of preferred stock (assuming no additional debt was issued).

We have filed with the NJBPU for approval to securitize a portion of our regulatory deferred costs balance (see Note 7 - Regulatory Matters) in a transaction similar to the securitized transition bonds sale in 2002. We are anticipating approval and completion of the new securitization financing transaction of an amount between $177 million and $277 million later in 2006.

   On June 14, 2005, we, FirstEnergy, OE, Penn, CEI, TE, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment termination date, as the same may be extended. Our borrowing limit under the facility is $425 million.

   Under the revolving credit facility, borrowers may request the issuance of letters of credit expiring up to one year from the date of issuance. The stated amount of outstanding letters of credit will count against total commitments available under the facility and against the applicable borrower’s borrowing sub-limit.

   The revolving credit facility contains financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%. As of December 31, 2005, our debt to total capitalization as defined under the revolving credit facility, was 26%.

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

Our access to capital markets and costs of financing are dependent on the ratings of our securities and that of FirstEnergy. The following table shows securities ratings as of December 31, 2005. The ratings outlook from S&P on all securities is stable. The ratings outlook from Moody's & Fitch on all securities is positive.

Ratings of Securities	Securities	S&P	Moody’s	Fitch

FirstEnergy	Senior unsecured	BBB-	Baa3	BBB-

JCP&L	Senior secured	BBB+	Baa1	BBB+
	Preferred stock	BB+	Ba1	BBB-

Cash Flows From Investing Activities

Cash used in investing activities increased $28 million in 2005 and $136 million in 2004. The increase in 2005 resulted primarily from a $30 million increase in property additions. The increase in 2004 resulted primarily from a $56 million increase in property additions and a $79 million decrease in loan repayments from associated companies.

Our capital spending for the period 2006-2010 is expected to be approximately $924 million for property additions and improvements, of which approximately $174 million applies to 2006. The capital spending is primarily for property additions supporting the distribution of electricity.

Contractual Obligations

As of December 31, 2005, our estimated cash payments under existing contractual obligations that we considered firm obligations were as follows:

			2007-	2009-
Contractual Obligations	Total	2006	2008	2010	Thereafter
	(In millions)
Long-term debt (1)	$1,191	$207	$37	$41	$906
Short-term borrowings	181	181	-	-	-
Operating leases (2)	103	6	13	12	72
Purchases (3)	3,358	642	1,182	870	664
Total	$4,833	$1,036	$1,232	$923	$1,642

(1) Amounts reflected do not include interest on long-term debt.
(2) Operating lease payments are net of reimbursements from subleasees (see Note 5 - Leases).
(3) Power purchases under contracts with fixed or minimum quantities and approximate timing.

Market Risk Information

We use various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price and interest rate fluctuations. Our Risk Policy Committee, comprised of members of senior management, provides general oversight to risk management activities throughout the company.

Commodity Price Risk

We are exposed to market risk primarily due to fluctuations in electricity, energy transmission and natural gas, prices. To manage the volatility relating to these exposures, we use a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes. Derivatives that fall within the scope of SFAS 133 must be recorded at their fair value and marked to market. The majority of our derivative hedging contracts qualify for the normal purchase and normal sale exception under SFAS 133 and are therefore excluded from the table below. Contracts that are not exempt from such treatment include power purchase agreements with NUG entities that were structured pursuant to the Public Utility Regulatory Act of 1978. These non-trading contracts are adjusted to fair value at the end of each quarter, with a corresponding regulatory asset recognized for above-market costs. The change in the fair value of commodity derivative contracts related to energy production during 2005 is summarized in the following table:

Decrease in the Fair Value of Derivative Contracts	Non-Hedge	Hedge	Total
	(In millions)
Change in the fair value of commodity derivative contracts:
Outstanding net liabilities as of January 1, 2005	$(1,253)	$-	$(1,253)
New contract value when entered	-	-	-
Additions/Changes in value of existing contracts	(154)	-	(154)
Change in techniques/assumptions	-	-	-
Settled contracts	184	-	184

Net Liabilities - Derivatives Contracts as of December 31, 2005(1)	$(1,223)	$-	$(1,223)

Impact of Changes in Commodity Derivative Contracts(2)
Income Statement Effects (Pre-Tax)	$-	$-	$-
Balance Sheet Effects:
OCI (Pre-Tax)	$-	$-	$-
Regulatory Asset (Net)	$(30)	$-	$(30)

(1)	Includes $1,223 million in non-hedge commodity derivative contracts (primarily with NUGs), which are offset by a regulatory asset.
(2)	Represents the change in value of existing contracts, settled contracts and changes in techniques/ assumptions.

Derivatives are included on the Consolidated Balance Sheet as of December 31, 2005 as follows:

Balance Sheet Classification	Non-Hedge	Hedge	Total
	(In millions)
Current-
Other Assets	$-	$-	$-
Other liabilities	-	-	-

Non-Current-
Other Deferred Charges	14	-	14
Other noncurrent liabilities	(1,237)	-	(1,237)
Net liabilities	$(1,223)	$-	$(1,223)

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

Source of Information
- Fair Value by Contract Year	2006	2007	2008	2009	2010	Thereafter	Total
	(In millions)
Prices actively quoted(1)	$(287)	$(267)	$-	$-	$-	$-	$(554)
Other external sources(2)	5	3	2	-	-	-	10
Prices based on models	-	-	(230)	(156)	(129)	(164)	(679)
Total(3)	$(282)	$(264)	$(228)	$(156)	$(129)	$(164)	$(1,223)

        (1) Exchange traded.
        (2) Broker quote sheets.
        (3) Includes $1,223 million in non-hedge commodity derivative contracts (primarily with NUGs), which are offset by a regulatory asset.

We perform sensitivity analyses to estimate our exposure to the market risk of our commodity positions. A hypothetical 10% adverse shift in quoted market prices in the near term on both our trading and non-trading derivative instruments would not have had a material effect on our consolidated financial position or cash flows as of December 31, 2005. We estimate that if energy commodity prices experienced an adverse 10% change, net income for the next twelve months would not change, as the prices for all commodity positions are already above the contract price caps.

Interest Rate Risk

Our exposure to fluctuations in market interest rates is reduced since our debt has fixed interest rates, as noted in the following table:

Comparison of Carrying Value to Fair Value

Year of Maturity	2006	2007	2008	2009	2010	There- after	Total	Fair Value
(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income						$226	$226	$224
Average interest rate						5.1%	5.1%

Liabilities
Long-term Debt and Other Long-Term Obligations:
Fixed rate	$207	$18	$19	$20	$21	$906	$1,191	$1,214
Average interest rate	6.3%	4.2%	5.4%	5.4%	5.5%	6.0%	6.0%
Short-term Borrowings	181						$181	$181
Average interest rate	4.0%						4.0%

Equity Price Risk

Included in nuclear decommissioning trusts are marketable equity securities carried at their current fair value of approximately $84 million and $80 million at December 31, 2005 and 2004, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $8 million reduction in fair value as of December 31, 2005. (See Note 4 Fair Value of Financial Instruments)

Outlook

Beginning in 1999, all of our customers were able to select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. To support customer choice, rates were restructured into unbundled service charges and additional non-bypassable charges to recover stranded costs.

Regulatory Matters

Regulatory assets are costs which have been authorized by the NJBPU and the FERC for recovery from customers in the future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All of our regulatory assets are expected to continue to be recovered under the provisions of the regulatory proceedings discussed below. Our regulatory assets totaled $2.2 billion as of December 31, 2005 and 2004.

We are permitted to defer for future collection from customers the amounts by which our costs of supplying BGS to non-shopping customers and costs incurred under NUG agreements exceed amounts collected through BGS and MTC rates and market sales of NUG energy and capacity. As of December 31, 2005, the accumulated deferred cost balance totaled approximately $541 million. New Jersey law allows for securitization of our deferred balance upon application by us and a determination by the NJBPU that the conditions of the New Jersey restructuring legislation are met. On February 14, 2003, we filed for approval to securitize the July 31, 2003 deferred balance. We are in discussions with the NJBPU staff as a result of the stipulated settlement agreements (as further discussed below) which recommended that the NJBPU issue an order regarding our application. On July 20, 2005, we requested the NJBPU to set a procedural schedule for this matter and are awaiting NJBPU action. On February 1, 2006, the NJBPU selected Bear Stearns as the financial advisor. On December 2, 2005, we filed a request for recovery of $165 million of actual above-market NUG costs incurred from August 1, 2005 through October 31, 2005 and forecasted above-market NUG costs for November and December 2005. The filing also includes a request for recovery of $49 million for above-market NUG costs incurred prior to August 1, 2003, to the extent those costs are not recoverable through securitization.

On May 25, 2005, the NJBPU approved two stipulated settlement agreements. The first stipulation between us and the NJBPU staff resolves all of the issues associated with our motion for reconsideration of the 2003 NJBPU decision on our base electric rate proceeding (Phase I Order). The second stipulation between us, the NJBPU staff and the Ratepayer Advocate resolves all of the issues associated with our Phase II petition requesting an increase in base rates of $36 million for the recovery of system reliability costs and a 9.75% return on equity. The stipulated settlements provide for, among other things, the following:

•	An annual increase in distribution revenues of $23 million, effective June 1, 2005, associated with the Phase I Order reconsideration;

•	An annual increase in distribution revenues of $36 million, effective June 1, 2005, related to our Phase II Petition;

•
An annual reduction in both rates and amortization expense of $8 million, effective June 1, 2005, in anticipation of an NJBPU order regarding our request  to  securitize up to $277 million of its deferred cost balance;

•	An increase in our authorized return on common equity from 9.5% to 9.75%; and

•
A commitment by us, through December 31, 2006 or until related legislation is adopted, whichever occurs first, to maintain a target level of customer service reliability with a reduction in our authorized return on common equity from 9.75% to 9.5% if the target is not met for two consecutive quarters. The authorized return on common equity would then be restored to 9.75% if the target is met for two consecutive quarters.

The Phase II stipulation included an agreement that the distribution revenue increase also reflects a three-year amortization of our one-time service reliability improvement costs incurred in 2003-2005. This resulted in the creation of a regulatory asset associated with accelerated tree trimming and other reliability costs which were expensed in 2003 and 2004. The establishment of the new regulatory asset of approximately $28million resulted in an increase to net income of approximately $16 million in the second quarter of 2005.

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

See Note 7 to the consolidated financial statements for further details and a complete discussion of regulatory matters in New Jersey.

Environmental Matters

We accrue environmental liabilities only when we can conclude that it is probable that we have an obligation for such costs and can reasonably determine the amount of such costs. Unasserted claims, are reflected in our determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

We have been named as a PRP at waste disposal sites which may require cleanup under the Comprehensive Environmental Responsive, Comprehension and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantial and subject to dispute; however, federal law provides that PRPs for a particular site are held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. In addition, we have accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered by us through a non-bypassable SBC. Total liabilities of approximately $47.3 million have been accrued through December 31, 2005.

On December 1, 2005, FirstEnergy issued a comprehensive report to shareholders regarding air emissions regulations and an assessment of its future risks and mitigation efforts. The report is available on FirstEnergy's web site at www.firstenergycorp.com/environmental.

See Note 11(B) to the consolidated financial statements for further details and a complete discussion of environmental matters.

Legal Matters

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to our normal business operations pending against us. The other material items not otherwise discussed above are described in Note 11 to the consolidated financial statements.

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

Pension and Other Postretirement Benefits Accounting

Our reported costs of providing non-contributory defined pension benefits and post employment benefits other than pensions are dependent upon numerous factors resulting from actual plan experience and certain assumptions.

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

Our assumed rate of return on pension plan assets considers historical market returns and economic forecasts for the types of investments held by our pension trusts. In 2005, 2004 and 2003, plan assets actually earned $325 million or 8.2%, $415 million or 11.1% and $671 million or 24.2%, respectively. Our pension costs in 2005, 2004 and 2003 were computed using an assumed 9.0% rate of return on plan assets which generated $345 million, $286 million and $248 million expected return on plan assets, respectively. The 2005 expected return was based upon projections of future returns and our pension trust investment allocation of approximately 63% equities, 33% bonds, 2% real estate and 2% cash. The gains or losses generated as a result of the difference between expected and actual return on plan assets are deferred and amortized and will increase or decrease future net periodic pension expense, respectively.

In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $79 million). As a result of our voluntary contribution and the increased market value of pension plan assets, we recognized a prepaid benefit cost of $148 million as of December 31, 2005. As prescribed by SFAS 87, we eliminated our additional minimum liability of $90 million. In addition, the entire AOCL balance was credited by $53 million (net of $37 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Health care cost trends have significantly increased and will affect future OPEB costs. The 2005 and 2004 composite health care trend rate assumptions are approximately 9-11%, gradually decreasing to 5% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in our health care plans, and projections of future medical trend rates. The effect on JCP&L's portion of pension and OPEB costs from changes in key assumptions are as follows:

Increase in Costs from Adverse Changes in Key Assumptions
Assumption	Adverse Change	Pension	OPEB	Total
		(In millions)
Discount rate	Decrease by 0.25%	$1.4	$0.6	$2.0
Long-term return on assets	Decrease by 0.25%	$1.4	$0.3	$1.7
Health care trend rate	Increase by 1%	na	$4.6	$4.6

         Long-Lived Assets

In accordance with SFAS No. 144, we periodically evaluate our long-lived assets to determine whether conditions exist that would indicate that the carrying value of an asset might not be fully recoverable. The accounting standard requires that if the sum of future cash flows (undiscounted) expected to result from an asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. If impairment has occurred, we recognize a loss - calculated as the difference between the carrying value and the estimated fair value of the asset (discounted future net cash flows).

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment were indicated, we recognize a loss - calculated as the difference between the implied fair value of our goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2005, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. In the year ended December 31, 2005, we adjusted goodwill to reverse pre-merger tax accruals due to the final resolution of tax contingencies related to the GPU acquisition. As of December 31, 2005, we had approximately $2.0 billion of goodwill.

New Accounting Standards and Interpretations Adopted

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

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF INCOME

		Restated*	Restated*
For the Years Ended December 31,	2005	2004	2003
		(In thousands)

OPERATING REVENUES (Note 2(H))	$2,602,234	$2,206,987	$2,359,646

OPERATING EXPENSES AND TAXES:
Purchased power (Note 2(H))	1,429,998	1,166,430	1,386,899
Other operating costs (Note 2(H))	375,502	350,709	368,714
Provision for depreciation	80,013	75,163	98,711
Amortization of regulatory assets	292,668	278,559	263,227
Deferral of new regulatory assets	(28,862)	-	-
General taxes	64,538	62,792	53,481
Income taxes	132,701	91,518	44,008
Total operating expenses and taxes	2,346,558	2,025,171	2,215,040

OPERATING INCOME	255,676	181,816	144,606

OTHER INCOME (NET OF INCOME TAXES)	6,939	7,761	7,026

NET INTEREST CHARGES:
Interest on long-term debt	74,930	80,840	87,681
Allowance for borrowed funds used during construction	(1,740)	(615)	(296)
Deferred interest	(4,092)	(3,545)	(8,639)
Other interest expense	10,590	5,271	3,262
Subsidiary's preferred stock dividend requirements	-	-	5,347
Net interest charges	79,688	81,951	87,355

NET INCOME	182,927	107,626	64,277

PREFERRED STOCK DIVIDEND REQUIREMENTS	500	500	500

GAIN ON PREFERRED STOCK REACQUISITION	-	-	(612)

EARNINGS ON COMMON STOCK	$182,427	$107,126	$64,389

* See Note 2(I) to the Consolidated Financial Statements.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED BALANCE SHEETS
			Restated*
As of December 31,		2005	2004
		(In thousands)
ASSETS
UTILITY PLANT:
In service		$3,902,684	$3,730,767
Less - Accumulated provision for depreciation		1,445,718	1,380,775
		2,456,966	2,349,992
Construction work in progress		98,720	75,012
		2,555,686	2,425,004
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts		145,975	138,205
Nuclear fuel disposal trust		164,203	159,696
Long-term notes receivable from associated companies		18,419	20,436
Other		16,693	19,379
		345,290	337,716
CURRENT ASSETS:
Cash and cash equivalents		102	162
Receivables-
Customers (less accumulated provision of $3,830,000 and $3,881,000,
respectively, for uncollectible accounts)		258,077	201,415
Associated companies		203	86,531
Other (less accumulated provisions of $204,000 and $162,000,
respectively, for uncollectable accounts)		41,456	39,898
Materials and supplies, at average cost		2,104	2,435
Prepayments and other		17,065	31,489
		319,007	361,930
DEFERRED CHARGES AND OTHER ASSETS:
Regulatory assets		2,226,591	2,168,554
Goodwill		1,985,858	1,998,350
Prepaid pension costs		148,054	-
Other		3,620	4,978
		4,364,123	4,171,882
		$7,584,106	$7,296,532
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity		$3,210,763	$3,143,554
Preferred stock not subject to mandatory redemption		12,649	12,649
Long-term debt and other long-term obligations		972,061	1,238,984
		4,195,473	4,395,187
CURRENT LIABILITIES:
Currently payable long-term debt		207,231	16,866
Notes payable (Note 10)-
Associated companies		181,346	248,532
Accounts payable-
Associated companies		37,955	20,605
Other		149,501	124,733
Accrued taxes		54,356	19,908
Accrued interest		19,916	18,199
Cash collateral from suppliers		141,225	6,662
Other		86,884	58,468
		878,414	513,973
NONCURRENT LIABILITIES:
Power purchase contract loss liability		1,237,249	1,268,478
Accumulated deferred income taxes		812,034	645,741
Nuclear fuel disposal costs		175,156	169,884
Asset retirement obligation		79,527	72,655
Retirement benefits		72,454	103,036
Other		133,799	127,578
		2,510,219	2,387,372
COMMITMENTS AND CONTINGENCIES (Notes 5 and 11)
		$7,584,106	$7,296,532

* See Note 2(I) to the Consolidated Financial Statements	.

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION
							Restated*
As of December 31,						2005	2004
(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, par value $10 per share, authorized 16,000,000 shares
15,371,270 shares outstanding						$153,713	$153,713
Other paid-in capital						3,003,190	3,013,912
Accumulated other comprehensive loss (Note 2(F))						(2,030)	(55,534)
Retained earnings (Note 8(A))						55,890	31,463
Total common stockholder's equity						3,210,763	3,143,554

		Number of SharesOutstanding		Optional Redemption Price
		2005	2004	Per Share	Aggregate
PREFERRED STOCK NOT SUBJECT TO
MANDATORY REDEMPTION (Note 8(B)):
Cumulative, without par value-
Authorized 125,000 shares
4.00% Series		125,000	125,000	$106.50	$13,313	12,649	12,649

LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS (Note 8(C)):
First mortgage bonds:
6.850% due 2006						40,000	40,000
7.125% due 2009						-	5,985
7.100% due 2015						12,200	12,200
7.500% due 2023						125,000	125,000
8.450% due 2025						-	50,000
6.750% due 2025						150,000	150,000
Total first mortgage bonds						327,200	383,185

Secured notes:
6.450% due 2006						150,000	150,000
4.190% due 2005-2007						35,172	51,723
5.390% due 2007-2010						52,297	52,297
5.810% due 2010-2013						77,075	77,075
5.625% due 2016						300,000	300,000
6.160% due 2013-2017						99,517	99,517
4.800% due 2018						150,000	150,000
Total secured notes						864,061	880,612

Net unamortized discount on debt						(11,969)	(7,947)
Long-term debt due within one year						(207,231)	(16,866)
Total long-term debt and other long-term obligations						972,061	1,238,984

TOTAL CAPITALIZATION						$4,195,473	$4,395,187

* See Note 2(I) to the Consolidated Financial Statements	.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

			Common Stock		Other	Accumulated Other
		Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
		Income	of Shares	Value	Capital	Income (Loss)	Earnings
		(Dollars in thousands)

Balance, January 1, 2003							$ 92,003
Cumulativeeffect for restatements*							(4,055)
Balance, January 1, 2003 (Restated*)			15,371,270	$153,713	$3,029,218	$(865)	87,948
Net income (Restated*)		$64,277					64,277
Net unrealized loss on derivative instruments		(3,020)				(3,020)
Minimum liability for unfunded retirement
benefits, net of $(32,998,000) of income taxes		(47,880)				(47,880)
Comprehensive income		$13,377
Cash dividends on preferred stock							(500)
Cash dividends on common stock							(138,000)
Gain on preferred stock reacquisition							612
Purchase accounting fair value adjustment					676
Balance, December 31, 2003 (Restated*)			15,371,270	153,713	3,029,894	(51,765)	14,337
Net income (Restated*)		$107,626					107,626
Net unrealized loss on investments		(5)				(5)
Net unrealized gain on derivative instruments,
net of $1,583,000 of income taxes		1,697				1,697
Minimum liability for unfunded retirement
benefits, net of $(3,772,000) of income taxes		(5,461)				(5,461)
Comprehensive income		$103,857
Cash dividends on preferred stock							(500)
Cash dividends on common stock							(90,000)
Purchase accounting fair value adjustment					(15,982)
Balance, December 31, 2004 (Restated*)			15,371,270	153,713	3,013,912	(55,534)	31,463
Net income		$182,927					182,927
Net unrealized gain on derivative instruments,
net of $113,000 of income taxes		163				163
Minimum liability for unfunded retirement
benefits, net of $36,838,000 of income taxes		53,341				53,341
Comprehensive income		$236,431
Cash dividends on preferred stock							(500)
Cash dividends on common stock							(158,000)
Purchase accounting fair value adjustment					(10,722)
Balance, December 31, 2005			15,371,270	$153,713	$3,003,190	$(2,030)	$55,890

* See Note 2(I) to the Consolidated Financial Statements	.

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Not Subject to		Subject to
	Mandatory Redemption		Mandatory Redemption
	Number	Carrying	Number	Carrying
	of Shares	Value	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2003	125,000	$12,649	5,000,000	$125,244
Redemptions-
8.56% Series			(5,000,000)	(125,242)
Amortization of fair market
value adjustment				(2)
Balance, December 31, 2003	125,000	12,649	-	-
Balance, December 31, 2004	125,000	12,649	-	-
Balance, December 31, 2005	125,000	$12,649	-	$-

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

			Restated*	Restated*
For the Years Ended December 31,		2005	2004	2003
			(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		$182,927	$107,626	$64,277
Adjustments to reconcile net income to net cash from
operating activities -
Provision for depreciation		80,013	75,163	98,711
Amortization of regulatory assets		292,668	278,559	263,227
Deferral of new regulatory assets		(28,862)	-	-
Deferred purchased power and other costs		(257,418)	(263,257)	(276,214)
Deferred income taxes and investment tax credits, net		36,125	54,887	62,372
Accrued retirement benefit obligation		(9,268)	(2,986)	8,381
Accrued compensation, net		(1,163)	1,014	19,864
NUG power contract restructuring		-	52,800	-
Cash collateral from suppliers		134,563	6,662	-
Pension trust contribution		(79,120)	(62,499)	-
Accrued liability from arbitration decision		16,141	-	-
Revenue credits to customers		-	-	(71,984)
Disallowed regulatory assets		-	-	152,500
Decrease (increase) in operating assets-
Receivables		28,108	(13,360)	4,528
Materials and supplies		331	45	(1,139)
Prepayments and other current assets		14,424	17,870	(11,640)
Increase (decrease) in operating liabilities-
Accounts payable		42,118	(2,887)	(153,953)
Accrued taxes		34,448	3,800	(10,756)
Accrued interest		1,717	(2,564)	(10,748)
Other		18,970	11,780	42,526
Net cash provided from operating activities		506,722	262,653	179,952

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt		-	300,000	150,000
Short-term borrowings, net		-	17,547	230,985
Redemptions and Repayments-
Preferred stock		-	-	(125,244)
Long-term debt		(72,536)	(308,872)	(251,815)
Short-term borrowings, net		(67,187)	-	-
Dividend Payments-
Common stock		(158,000)	(90,000)	(138,000)
Preferred stock		(500)	(500)	(5,235)
Net cash used for financing activities		(298,223)	(81,825)	(139,309)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions		(209,118)	(178,877)	(122,930)
Loan repayments from (loans to) associated companies, net		2,017	(857)	78,112
Contributions to nuclear decommissioning trusts		(2,895)	(2,895)	(2,630)
Other		1,437	1,692	2,253
Net cash used for investing activities		(208,559)	(180,937)	(45,195)

Net decrease in cash and cash equivalents		(60)	(109)	(4,552)
Cash and cash equivalents at beginning of year		162	271	4,823
Cash and cash equivalents at end of year		$102	$162	$271

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)		$78,750	$83,341	$101,432
Income taxes		$12,385	$58,549	$16,883

* See Note 2(I) to the Consolidated Financial Statements	.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF TAXES

		Restated*	Restated*
For the Years Ended December 31,	2005	2004	2003
	(In thousands)
GENERAL TAXES:
New Jersey Transitional Energy Facilities Assessment**	$52,026	$49,455	$38,668
Real and personal property	4,567	4,894	3,889
Social security and unemployment	7,682	8,287	4,826
Other	263	156	6,098
Total general taxes	$64,538	$62,792	$53,481

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$77,783	$27,701	$(17,701)
State	21,899	14,617	3,938
	99,682	42,318	(13,763)
Deferred, net-
Federal	27,336	50,817	54,252
State	10,167	5,657	10,348
	37,503	56,474	64,600
Investment tax credit amortization	(1,338)	(1,587)	(2,228)
Total provision for income taxes	$135,847	$97,205	$48,609

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$132,701	$91,518	$44,008
Other income	3,146	5,687	4,601
Total provision for income taxes	$135,847	$97,205	$48,609

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$318,832	$204,831	$112,887
Federal income tax expense at statutory rate	$111,591	$71,691	$39,510
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(1,338)	(1,587)	(2,228)
State income taxes, net of federal income tax benefit	20,843	13,178	9,286
Other, net	4,751	13,923	2,041
Total provision for income taxes	$135,847	$97,205	$48,609

ACCUMULATED DEFERRED INCOME TAXES AS OF
DECEMBER 31:
Property basis differences	$416,005	$361,640	$345,753
Deferred sale and leaseback costs	(18,942)	(17,836)	(16,651)
Purchase accounting basis difference	(1,253)	(1,253)	(1,253)
Sale of generation assets	(17,861)	(17,861)	(17,861)
Regulatory transition charge	227,379	213,665	197,729
Customer receivables for future income taxes	6,589	(27,239)	(4,519)
Oyster Creek securitization	173,177	184,245	193,558
Other comprehensive income	(1,402)	(38,353)	(32,998)
Deferred nuclear expenses	(9,881)	(11,178)	3,531
Employee benefits	29,182	1,652	(29,129)
Other	9,041	(1,741)	2,048
Net deferred income tax liability	$812,034	$645,741	$640,208

* See Note 2(I) to the Consolidated Financial Statements.

** Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include JCP&L (Company) and its wholly owned subsidiaries. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including OE, CEI, TE, ATSI, Met-Ed and Penelec.

The Company follows GAAP and complies with the regulations, orders, policies and practices prescribed by the SEC, NJBPU and the FERC. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The Company consolidates all majority-owned subsidiaries, over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest and VIEs for which the Company or any of its subsidiaries is the primary beneficiary. Intercompany transactions and balances are eliminated in consolidation. Investments in non-consolidated affiliates (20-50% owned companies, joint ventures and partnerships) over which the Company has the ability to exercise significant influence, but not control, are accounted for on the equity basis.

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

Regulatory Assets-

The Company recognizes, as regulatory assets, costs which the FERC and the NJBPU have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered from customers under the Company’s regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continue the application of SFAS 71 to those operations.

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2005	2004
	(In millions)
Regulatory transition costs	$2,229	$2,215
Societal benefits charge	29	51
Property losses and unrecovered plant costs	29	50
Customer receivables for future income taxes	31	(58)
Employee postretirement benefit costs	23	27
Loss on reacquired debt	10	10
Reliability costs	23	-
Component removal costs	(148)	(150)
Other	1	24
Total	$2,227	$2,169

Regulatory transition charges as of December 31, 2005 for the Company are approximately $2.2 billion. Deferral of above-market costs from power supplied by NUGs to the Company are approximately $1.2 billion and are being recovered through BGS and MTC revenues. The liability for projected above-market NUG costs and corresponding regulatory asset are adjusted to fair value at the end of each quarter. Recovery of the remaining regulatory transition costs is expected to continue under the provisions of the various regulatory proceedings in New Jersey.

(B) CASH AND SHORT-TERM FINANCIAL INSTRUMENTS-

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value.

(C) REVENUES AND RECEIVABLES-

The Company’s principal business is providing electric service to customers in New Jersey. The Company’s retail customers are metered on a cycle basis. Electric revenues are recorded based on energy delivered through the end of the calendar month. An estimate of unbilled revenues is calculated to recognize electric service provided between the last meter reading and the end of the month. This estimate includes many factors including estimated weather impacts, customer shopping activity, historical line loss factors and prices in effect for each class of customer. In each accounting period, the Company accrues the estimated unbilled amount receivable as revenue and reverses the related prior period estimate.

Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2005, with respect to any particular segment of the Company's customers. Total customer receivables were $258 million (billed - $157 million and unbilled - $101 million) and $201 million (billed - $122 million and unbilled - $79 million) as of December 31, 2005 and 2004, respectively.

(D) PROPERTY, PLANT AND EQUIPMENT-

As a result of the Company's acquisition by FirstEnergy, a portion of the Company’s property, plant and equipment was adjusted to reflect fair value. The majority of the Company’s property, plant and equipment is reflected at original cost since such assets remain subject to rate regulation on a historical cost basis. In addition to its wholly owned facilities, the Company holds a 50% ownership interest in Yards Creek Pumped Storage Facility, and its net book value was approximately $20 million as of December 31, 2005. The costs of normal maintenance, repairs and minor replacements are expensed as incurred. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.2% in 2005, 2.1% in 2004 and 2.8% in 2003. The reduced depreciation rate in 2004 reflects reductions from the NJBPU August 2003 rate decision.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, the Company evaluates its goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's 2005 annual review was completed in the third quarter of 2005 with no impairment indicated. The forecasts used in the Company's evaluation of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on the Company's future evaluations of goodwill. As of December 31, 2005, the Company had recorded goodwill of $2.0 billion related to the merger. In the year ended December 31, 2005, the Company adjusted goodwill to reverse pre-merger tax accruals due to the final resolution of tax contingencies related to the GPU acquisition.

Investments

The Company periodically evaluates for impairment investments that include available-for-sale securities held by their nuclear decommissioning trusts. In accordance with SFAS 115, securities classified as available-for-sale are evaluated to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is determined to be other than temporary, the cost basis of the security is written down to fair value. The Company considers, among other factors, the length of time and the extent to which the security's fair value has been less than cost and the near-term financial prospects of the security issuer when evaluating investments for impairment. The fair value and unrealized gains and losses of the Company's investments are disclosed in Note 4.

(F) COMPREHENSIVE INCOME-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder’s equity except those resulting from transactions with FirstEnergy and preferred stockholders. As of December 31, 2005, accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $2 million. As of December 31, 2004, accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $2 million and a minimum liability for unfunded retirement benefits of $53 million.

(G) INCOME TAXES-

Details of the total provision for income taxes are shown on the Consolidated Statements of Taxes. The Company records income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to tax and accounting basis differences and tax credit carry forward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Deferred tax assets are recognized based on income tax rates expected to be in effect when they are settled. The Company is included in FirstEnergy's consolidated federal income tax return. The consolidated tax liability is allocated on a “stand-alone” company basis, with the Company recognizing the tax benefit for any tax losses or credits it contributes to the consolidated return.

(H) TRANSACTIONS WITH AFFILIATED COMPANIES-

Operating expenses and other income included transactions with affiliated companies, primarily FESC, GPUS and FES. GPUS (until it ceased operations in mid-2003) and FESC have provided legal, accounting, financial and other corporate support services to the Company. Through the BGS auction process, FES is a supplier of power to the Company. The primary affiliated companies transactions are as follows:

	2005	2004	2003
	(In millions)
Operating Revenues:
Wholesale sales - affiliated companies	$33	$49	$36

Services Received:
Service Company support services	94	95	101
Power purchased from FES	78	71	55

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, a subsidiary of FirstEnergy. The vast majority of costs are directly billed or assigned at no more than cost. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas developed by FESC. The current allocation or assignment formulas used and their bases include multiple factor formulas; each company’s proportionate amount of FirstEnergy’s aggregate total for direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. It is management’s belief that allocation methods utilized are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days.

(I)	RESTATEMENTS

        The Company is restating its financial statements for the two years ended December 31, 2004. The revisions are a result of a current tax audit from the State of New Jersey, in which the Company became aware that the New Jersey Transitional Energy Facilities Assessment (TEFA) tax is not an allowable deduction for state income tax purposes. The Company had incorrectly claimed a state income tax deduction for TEFA tax payments since 1998. The underpayment of tax, with interest through December 31, 2005, is approximately $29.5 million (net of federal tax benefit). The portion related to the period before the merger between GPU and FirstEnergy (1998 through November 6, 2001) is reflected as an increase to acquired liabilities, with the offset in the acquisition accounting resulting in an increase in goodwill of $13.3 million (net of federal tax benefit).
The Company has adjusted the results of operations for all periods subsequent to the merger and has reflected the cumulative impact of the accounting through December 31, 2002 as an adjustment of $4.1 million to the opening retained earnings as of January 1, 2003 in these consolidated financial statements. The effect of this item on the Consolidating Statements of Income for the two years ended December 31, 2004 is as follows:

Income Statement Effects
Increase (Decrease)	2004	2003
	(In thousands)
Income taxes	$2,093	$2,169
Total operating expenses and taxes	2,093	2,169
Operating Income	(2,093)	(2,169)
Other interest expense	1,920	1,571
Net interest charges	1,920	1,571
Net income	$(4,013)	$(3,740)

In addition, the above adjustments had the following impact on the Consolidated Balance Sheet as of December 31, 2004:

Increase (Decrease)
(in thousands)

Goodwill	$13,314
Total assets	$13,314

Common stockholder's equity	$(11,808)
Accrued taxes	17,282
Accrued interest	7,840
Total capitalization and liabilities	$13,314

The effects of all of the changes in this restatement on the previously reported Consolidated Balance Sheet as of December 31, 2004, and the Consolidated Statements of Income and Consolidated Statements of Cash Flow for the years ended December 31, 2004 and 2003 are as follows:

	2004		2003
	As Previously	As	As Previously	As
CONSOLIDATED STATEMENTS OF INCOME	Reported	Restated	Reported	Restated

OPERATING REVENUES (Note 2(H))	$2,206,987	$2,206,987	$2,359,646	$2,359,646

OPERATING EXPENSES AND TAXES:
Purchased power (Note 2(H))	1,166,430	1,166,430	1,386,899	1,386,899
Other operating costs (Note 2(H))	350,709	350,709	368,714	368,714
Provision for depreciation	75,163	75,163	98,711	98,711
Amortization of regulatory assets	278,559	278,559	263,227	263,227
Deferral of new regulatory assets	-	-	-	-
General taxes	62,792	62,792	53,481	53,481
Income taxes	89,425	91,518	41,839	44,008
Total operating expenses and taxes	2,023,078	2,025,171	2,212,871	2,215,040

OPERATING INCOME	183,909	181,816	146,775	144,606

OTHER INCOME (NET OF INCOME TAXES)	7,761	7,761	7,026	7,026

NET INTEREST CHARGES	80,031	81,951	85,784	87,355

NET INCOME	111,639	107,626	68,017	64,277

PREFERRED STOCK DIVIDEND REQUIREMENTS	500	500	500	500

GAIN ON PREFERRED STOCK REACQUISITION	-	-	(612)	(612)

EARNINGS ON COMMON STOCK	$111,139	$107,126	$68,129	$64,389

CONSOLIDATED BALANCE SHEETS	As Previously Reported	As Restated
ASSETS	(In thousands)

CURRENT ASSETS	$361,930	$361,930

PROPERTY, PLANT AND EQUIPMENT	2,425,004	2,425,004

INVESTMENTS	337,716	337,716

DEFERRED CHARGES AND OTHER ASSETS:
Regulatory assets	2,168,554	2,168,554
Goodwill	1,985,036	1,998,350
Prepaid pension costs	-	-
Other	4,978	4,978
	4,158,568	4,171,882
	$7,283,218	$7,296,532
CAPITALIZATION AND LIABILITIES

CURRENT LIABILITIES	488,851	513,973

CAPITALIZATION:
Common stockholder's equity	3,155,362	3,143,554
Preferred stock not subject to mandatory redemption	12,649	12,649
Long-term debt and other long-term obligations	1,238,984	1,238,984
	4,406,995	4,395,187
NONCURRENT LIABILITIES:
Power purchase contract loss liability	1,268,478	1,268,478
Accumulated deferred income taxes	645,741	645,741
Nuclear fuel disposal costs	169,884	169,884
Asset retirement obligation	72,655	72,655
Retirement benefits	103,036	103,036
Other	127,578	127,578
	2,387,372	2,387,372
	$7,283,218	$7,296,532

	2004		2003
	As Previously	As	As Previously	As
CONSOLIDATED STATEMENTS OF CASH FLOWS	Reported	Restated	Reported	Restated
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$111,639	$107,626	$68,017	$64,277
Adjustments to reconcile net income to net cash from
operating activities -
Provision for depreciation	75,163	75,163	98,711	98,711
Amortization of regulatory assets	278,559	278,559	263,227	263,227
Deferred purchased power and other costs	(263,257)	(263,257)	(276,214)	(276,214)
Deferred income taxes and investment tax credits, net	54,887	54,887	62,372	62,372
Accrued retirement benefit obligation	(2,986)	(2,986)	8,381	8,381
Accrued compensation, net	1,014	1,014	19,864	19,864
NUG power contract restructuring	52,800	52,800	-	-
Cash collateral from suppliers	6,662	6,662	-	-
Pension trust contribution	(62,499)	(62,499)	-	-
Revenue credits to customers	-	-	(71,984)	(71,984)
Disallowed regulatory assets	-	-	152,500	152,500
Decrease (increase) in operating assets-
Receivables	(13,360)	(13,360)	4,528	4,528
Materials and supplies	45	45	(1,139)	(1,139)
Prepayments and other current assets	17,870	17,870	(11,640)	(11,640)
Increase (decrease) in operating liabilities-
Accounts payable	(2,887)	(2,887)	(153,953)	(153,953)
Accrued taxes	1,707	3,800	(12,925)	(10,756)
Accrued interest	(4,484)	(2,564)	(12,319)	(10,748)
Other	11,780	11,780	42,526	42,526
Net cash provided from operating activities	$262,653	$262,653	$179,952	$179,952

CASH FLOWS FROM FINANCING ACTIVITIES	$(81,825)	$(81,825)	$(139,309)	$(139,309)

CASH FLOWS FROM INVESTING ACTIVITIES	$(180,937)	$(180,937)	$(45,195)	$(45,195)

3.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of the Company's employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (the Company's share was $79 million). Projections indicated that absent this funding, cash contributions would have been required at some point prior to 2010. Pre-funding the pension plan is expected to eliminate this future funding requirement under current pension funding rules and should also minimize FirstEnergy's exposure to any funding requirements resulting from proposed pension reform.

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy’s pension and OPEB plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2005	2004	2005	2004
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,364	$4,162	$1,930	$2,368
Service cost	77	77	40	36
Interest cost	254	252	111	112
Plan participants’ contributions	-	-	18	14
Plan amendments	15	-	(312)	(281)
Actuarial (gain) loss	310	134	197	(211)
Benefits paid	(270)	(261)	(100)	(108)
Benefit obligation as of December 31	$4,750	$4,364	$1,884	$1,930

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,969	$3,315	$564	$537
Actual return on plan assets	325	415	33	57
Company contribution	500	500	58	64
Plan participants’ contribution	-	-	18	14
Benefits paid	(270)	(261)	(100)	(108)
Fair value of plan assets as of December 31	$4,524	$3,969	$573	$564

Funded status	$(226)	$(395)	$(1,311)	$(1,366)
Unrecognized net actuarial loss	1,179	885	899	730
Unrecognized prior service cost (benefit)	70	63	(645)	(378)
Net asset (liability) recognized	$1,023	$553	$(1,057)	$(1,014)

Amounts Recognized in the Consolidated Balance Sheets As of December 31

Prepaid benefit cost	$1,023	$-	$-	$-
Accrued benefit cost	-	(14)	(1,057)	(1,014)
Intangible assets	-	63	-	-
Accumulated other comprehensive loss	-	504	-	-
Net amount recognized	$1,023	$553	$(1,057)	$(1,014)
Company's share of net amount recognized	$148	$68	$(70)	$(79)

Decrease in minimum liability included in other comprehensive income (net of tax)	$(295)	$(4)	-	-

Assumptions Used to Determine Benefit Obligations As of December 31

Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets As of December 31 Asset Category
Equity securities	63%	68%	71%	74%
Debt securities	33	29	27	25
Real estate	2	2	-	-
Cash	2	1	2	1
Total	100%	100%	100%	100%

Information for Pension Plans With an Accumulated Benefit Obligation in Excess of Plan Assets	2005	2004
	(In millions)
Projected benefit obligation	$4,750	$4,364
Accumulated benefit obligation	4,327	3,983
Fair value of plan assets	4,524	3,969

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2005	2004	2003	2005	2004	2003
	(In millions)
Service cost	$77	$77	$66	$40	$36	$43
Interest cost	254	252	253	111	112	137
Expected return on plan assets	(345)	(286)	(248)	(45)	(44)	(43)
Amortization of prior service cost	8	9	9	(45)	(40)	(9)
Amortization of transition obligation	-	-	-	-	-	9
Recognized net actuarial loss	36	39	62	40	39	40
Net periodic cost	$30	$91	$142	$101	$103	$177
Company's share of net periodic cost (income)	$(1)	$7	$12	$7	$5	$12

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost	Pension Benefits			Other Benefits
for Years Ended December 31	2005	2004	2003	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	3.50%	3.50%

In selecting an assumed discount rate, FirstEnergy considers currently available rates of return of high-quality fixed income investments expected to be available during the period to maturity of the pension and other postretirement benefit obligations. The assumed rates of return on pension plan assets consider historical market returns and economic forecasts for the types of investments held by the Company's pension trusts. The long-term rate of return is developed considering the portfolio’s asset allocation strategy.

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

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company recognized a prepaid pension cost of $148 million as of December 31, 2005. As prescribed by SFAS 87, the Company eliminated its additional minimum liability of $90 million. In addition, the entire AOCL balance was credited by $53 million (net of $37 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Taking into account estimated employee future service, FirstEnergy expects to make the following benefit payments from plan assets:

	Pension Benefits	Other Benefits
	(In millions)
2006	$228	$106
2007	228	109
2008	236	112
2009	247	115
2010	264	119
Years 2011 - 2015	1,531	642

The Company also maintains an unfunded benefit plan under which non-qualified supplemental pension benefits are paid to certain employees in addition to amounts received under the Company's qualified retirement plan, which is subject to IRS limitations on covered compensation. The net liability recognized was $2 million as of December 31, 2005.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt and Other Long-term Obligations-

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Long-term debt	$1,191	$1,214	$1,264	$1,252

The fair values of long-term debt reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to the Company’s ratings.

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities:(1)
࿓-Government obligations	$215	$213	$208	$208
࿓-Corporate debt securities	12	12	11	11
	227	225	219	219
Equity securities(1)	84	84	80	80
	$311	$309	$299	$299

(1) Includes nuclear decommissioning and nuclear fuel disposal trust investments.

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

	2005				2004
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)
Debt securities	$60	$2	$-	$62	$55	$3	$-	$58
Equity securities	73	12	1	84	72	10	2	80
	$133	$14	$1	$146	$127	$13	$2	$138

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2005 were as follows:

	2005	2004	2003
	(In millions)
Proceeds from sales	$121	$119	$70
Gross realized gains	4	15	1
Gross realized losses	5	1	-
Interest and dividend income	4	4	4

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2005

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions)
Debt securities	$22	$-	$7	$-	$29	$-
Equity securities	11	1	2	-	13	1
	$33	$1	$9	$-	$42	$1

The Company periodically evaluates the securities held by its nuclear decommissioning trusts for other-than-temporary impairment. The Company considers the length of time and the extent to which the security's fair value has been less than its cost basis and other factors to determine whether an impairment is other than temporary. The Company's decommissioning trusts are subject to regulatory accounting in accordance with SFAS 71. Net unrealized gains and losses are recorded as regulatory liabilities or assets since the difference between investments held in trust and the decommissioning liabilities are recovered from or refunded to customers.

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

5.      LEASES:

Consistent with the regulatory treatment, the rentals for operating leases are charged to operating expenses on the Consolidated Statements of Income. The Company's most significant operating leases relate to the sale and leaseback of a portion of its ownership interest in the Merrill Creek Reservoir project and the lease of vehicles.

Such costs for the three years ended December 31, 2005 are summarized as follows:

	2005	2004	2003
	(In millions)
Operating leases
Interest element	$2.6	$2.6	$3.1
Other	3.2	3.7	5.1
Total rentals	$5.8	$6.3	$8.2

The future minimum lease payments as of December 31, 2005 are:

Operating Leases
(In millions)

2006	$6.5
2007	6.4
2008	6.2
2009	6.4
2010	5.8
Years thereafter	72.0
Total minimum lease payments	103.3

6.      VARIABLE INTEREST ENTITIES:

FIN 46R addresses the consolidation of VIEs, including special-purpose entities, that are not controlled through voting interests or in which the equity investors do not bear the residual economic risks and rewards. FirstEnergy adopted FIN 46R for special-purpose entities as of December 31, 2003 and for all other entities in the first quarter of 2004. The Company consolidates VIEs when it is determined to be the VIE's primary beneficiary as defined by FIN 46R.

The Company has evaluated its power purchase agreements and determined that certain NUG entities may be VIEs to the extent they own a plant that sells substantially all of its output to the Company and the contract price for power is correlated with the plant’s variable costs of production. The Company maintains several long-term power purchase agreements with NUG entities. The agreements were structured pursuant to the Public Utility Regulatory Policies Act of 1978. The Company was not involved in the creation of, and has no equity or debt invested in, these entities.

The Company has determined that for all but five of these entities, the Company has no variable interests in the entities or the entities are governmental or not-for-profit organizations not within the scope of FIN 46R. The Company may hold variable interests in the remaining five entities, which sell their output at variable prices that correlate to some extent with the operating costs of the plants.

As required by FIN 46R, the Company periodically requests the information necessary from these entities to determine whether they are VIEs or whether the Company is the primary beneficiary. The Company has been unable to obtain the requested information, which in most cases, was deemed by the requested entity to be proprietary. As such, the Company applied the scope exception that exempts enterprises unable to obtain the necessary information to evaluate entities under FIN 46R. The purchased power costs from these entities during 2005, 2004 and 2003, were $101 million, $94 million and $88 million, respectively.

7.  REGULATORY MATTERS:

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

As a result of outages experienced in the Company's service area in 2002 and 2003, the NJBPU had implemented reviews into the Company's service reliability. In 2004, the NJBPU adopted an MOU that set out specific tasks related to service reliability to be performed by the Company and a timetable for completion and endorsed the Company's ongoing actions to implement the MOU. On June 9, 2004, the NJBPU approved a Stipulation that incorporates the final report of a Special Reliability Master who made recommendations on appropriate courses of action necessary to ensure system-wide reliability. The Stipulation also incorporates the Executive Summary and Recommendation portions of the final report of a focused audit of the Company's Planning and Operations and Maintenance programs and practices (Focused Audit). A final order in the Focused Audit docket was issued by the NJBPU on July 23, 2004. On February 11, 2005, the Company met with the Ratepayer Advocate to discuss reliability improvements. The Company continues to file compliance reports reflecting activities associated with the MOU and Stipulation.

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

       The Company is permitted to defer for future collection from customers the amounts by which its costs of supplying BGS to non-shopping customers and costs incurred under NUG agreements exceed amounts collected through BGS and MTC rates and market sales of NUG energy and capacity. As of December 31, 2005, the accumulated deferred cost balance totaled approximately $541 million. New Jersey law allows for securitization of the Company's deferred balance upon application by the Company and a determination by the NJBPU that the conditions of the New Jersey restructuring legislation are met. On February 14, 2003, the Company filed for approval to securitize the July 31, 2003 deferred balance. The Company is in discussions with the NJBPU staff as a result of the stipulated settlement agreements (as further discussed below) which recommended that the NJBPU issue an order regarding the Company's application. On July 20, 2005, the Company requested the NJBPU to set a procedural schedule for this matter and is awaiting NJBPU action. On February 1, 2006, the NJBPU selected Bear Stearns as the financial advisor. On December 2, 2005, the Company filed a request for recovery of $165 million of actual above-market NUG costs incurred from August 1, 2005 through October 31, 2005 and forecasted above-market NUG costs for November and December 2005. The filing also includes a request for recovery of $49 million for above-market NUG costs incurred prior to August 1, 2003, to the extent those costs are not recoverable through securitization.

The 2003 NJBPU decision on the Company's base electric rate proceeding (the Phase I Order) disallowed certain regulatory assets and provided for an interim return on equity of 9.5% on the Company's rate base. The Phase I order also provided for a Phase II proceeding in which the NJBPU would review whether the Company is in compliance with current service reliability and quality standards and determine whether the expenditures and projects undertaken by the Company to increase its system's reliability are prudent and reasonable for rate recovery. Depending on its assessment of the Company's service reliability, the NJBPU could have increased the Company's return on equity to 9.75% or decreased it to 9.25%.

On July 16, 2004, the Company filed the Phase II petition and testimony with the NJBPU, requesting an increase in base rates of $36 million for the recovery of system reliability costs and a 9.75% return on equity. The filing also requested an increase to the MTC deferred balance recovery of approximately $20 million annually.

On May 25, 2005, the NJBPU approved two stipulated settlement agreements. The first stipulation between the Company and the NJBPU staff resolves all of the issues associated with the Company's motion for reconsideration of the Phase I Order. The second stipulation between the Company, the NJBPU staff and the Ratepayer Advocate resolves all of the issues associated with the Company's Phase II proceeding. The stipulated settlements provide for, among other things, the following:

•	An annual increase in distribution revenues of $23 million effective June 1, 2005, associated with the Phase I Order reconsideration;

•	An annual increase in distribution revenues of $36 million effective June 1, 2005, related to the Company's Phase II Petition;

•
An annual reduction in both rates and amortization expense of $8 million, effective June 1, 2005, in anticipation of an NJBPU order regarding the
Company's request to securitize up to $277 million of its deferred cost balance;

•	An increase in the Company's authorized return on common equity from 9.5% to 9.75%; and

•
A commitment by the Company, through December 31, 2006 or until related legislation is adopted, whichever occurs first, to maintain a target level of customer service reliability with a reduction in the Company's authorized return on common equity from 9.75% to 9.5% if the target is not met for two consecutive quarters. The authorized return on common equity would then be restored to 9.75% if the target is met for two consecutive quarters.

The Phase II stipulation included an agreement that the distribution revenue increase also reflects a three-year amortization of the Company's one-time service reliability improvement costs incurred in 2003-2005. This resulted in the creation of a regulatory asset associated with accelerated tree trimming and other reliability costs which were expensed in 2003 and 2004. The establishment of the new regulatory asset of approximately $28 million resulted in an increase to net income of approximately $16 million in the second quarter of 2005.

The Company sells all self-supplied energy (NUGs and owned generation) to the wholesale market with offsetting credits to its deferred energy balance with the exception of 300 MW from the Company's NUG committed supply currently being used to serve BGS customers pursuant to NJBPU order for the period June 1, 2005 through May 31, 2006. New BGS tariffs reflecting the results of a February 2005 auction for the BGS supply became effective June 1, 2005.

The NJBPU decision approving the BGS procurement proposal for the period beginning June 1, 2006 was issued on October 12, 2005. The Company submitted a compliance filing on October 26, 2005, which was approved on November 10, 2005. The written Order was dated December 8, 2005. The auction took place in early February 2006 and the results have been approved by the NJBPU.

In accordance with an April 28, 2004 NJBPU order, the Company filed testimony on June 7, 2004 supporting a continuation of the current level and duration of the funding of TMI-2 decommissioning costs by New Jersey customers without a reduction, termination or capping of the funding. On September 30, 2004, the Company filed an updated TMI-2 decommissioning study. This study resulted in an updated total decommissioning cost estimate of $729 million (in 2003 dollars) compared to the estimated $528 million (in 2003 dollars) from the prior 1995 decommissioning study. The Ratepayer Advocate filed comments on February 28, 2005. On March 18, 2005, the Company filed a response to those comments. A schedule for further proceedings has not yet been set.

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

The Company, ATSI, Met-Ed, Penelec, and FES continue to be involved in FERC hearings concerning the calculation and imposition of Seams Elimination Cost Adjustment (SECA) charges to various load serving entities. Pursuant to its January 30, 2006 Order, the FERC has compressed both phases of this proceeding into a single hearing scheduled to begin May 1, 2006, with an initial decision on or before August 11, 2006.

On January 31, 2005, certain PJM transmission owners made three filings pursuant to a settlement agreement previously approved by the FERC. The Company, Met-Ed and Penelec were parties to that proceeding and joined in two of the filings. In the first filing, the settling transmission owners submitted a filing justifying continuation of their existing rate design within the PJM RTO. In the second filing, the settling transmission owners proposed a revised Schedule 12 to the PJM tariff designed to harmonize the rate treatment of new and existing transmission facilities. Interventions and protests were filed on February 22, 2005. In the third filing, Baltimore Gas and Electric Company and Pepco Holdings, Inc. requested a formula rate for transmission service provided within their respective zones. On May 31, 2005, the FERC issued an order on these cases. First, it set for hearing the existing rate design and indicated that it will issue a final order within six months. Second, the FERC approved the proposed Schedule 12 rate harmonization. Third, the FERC accepted the proposed formula rate, subject to referral and hearing procedures. On June 30, 2005, the PJM transmission owners filed a request for rehearing of the May 31, 2005 order. The rate design and formula rate proceedings are currently being litigated before the FERC. If FERC accepts AEP’s proposal to create a “postage stamp” rate for high voltage transmission facilities across PJM, significant additional transmission revenues would be imposed on the Company, Met-Ed, Penelec, and other transmission zones within PJM.

8.  CAPITALIZATION:

 (A) RETAINED EARNINGS-

In general, the Company’s first mortgage indenture restricts the payment of dividends or distributions on or with respect to the Company’s common stock to amounts credited to earned surplus since the date of its indenture. As of December 31, 2005, the Company had retained earnings available to pay common stock dividends of $54 million, net of amounts restricted under the Company’s first mortgage indenture.

 (B) PREFERRED AND PREFERENCE STOCK-

Preferred stock may be redeemed by the Company, in whole or in part, with 30-90 days’ notice.

 (C) LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS-

Securitized Transition Bonds

JCP&L Transition (Issuer), a wholly owned limited liability company of the Company, sold $320 million of transition bonds to securitize the recovery of the Company’s bondable stranded costs associated with the previously divested Oyster Creek Nuclear Generating Station. The Company did not purchase and does not own any of the transition bonds.

As of December 31, 2005, $264 million of transition bonds are outstanding and included in long-term debt on the Company’s Consolidated Balance Sheet. The transition bonds represent obligations only of the Issuer and are collateralized solely by the equity and assets of the Issuer, which consist primarily of bondable transition property. The bondable transition property is solely the property of the Issuer.

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

Other Long-term Debt

The Company’s first mortgage indenture, which secures all of the Company’s FMB, serves as a direct first mortgage lien on substantially all of the Company’s property and franchises, other than specifically excepted property.

The Company has various debt covenants under its financing arrangements. The most restrictive of these relate to the nonpayment of interest and/or principal on debt, which could trigger a default. Cross-default provisions also exist between FirstEnergy and the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2005, the Company’s annual sinking fund requirements for all bonds issued under the mortgage amount to $16 million. The Company could fulfill its sinking fund obligation by providing refundable bonds, property additions or cash to the Trustee.

Sinking fund requirements for FMB and maturing long-term debt for the next five years are:

(In millions)
2006	$207
2007	18
2008	19
2009	20
2010	21

9.  ASSET RETIREMENT OBLIGATION:

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

The Company initially identified applicable legal obligations as defined under the standard for nuclear power plant decommissioning of TMI-2. The ARO liability as of the date of adoption was $104 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The Company expects substantially all nuclear decommissioning costs to be recoverable through regulated rates. Therefore, a regulatory liability of $26 million was recognized upon adoption of SFAS 143. The Company’s share of the obligation to decommission these units was developed based on site specific studies performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO.

In 2004, the Company revised the ARO associated with TMI-2 as the result of an updated study and the anticipated operating license extension for TMI-1. The abandoned TMI-2 is adjacent to TMI-1 and the units are expected to be decommissioned concurrently. The net decrease in the TMI-2 ARO liability and corresponding regulatory asset was $43 million.

The Company maintains the nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2005, the fair value of the decommissioning trust assets was $146 million.

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

The following table describes the changes to the ARO balances during 2005 and 2004.

	2005	2004
ARO Reconciliation	(In millions)
Balance at beginning of year	$73	110
Accretion	5	5
Revisions in estimated cash flows	-	(42)
FIN 47 ARO	2	-
Balance at end of year	$80	73

10.      SHORT-TERM BORROWINGS:

Short-term borrowings outstanding as of December 31, 2005, consisted of $181 million of borrowings from affiliates. In June 2005, the Company, FirstEnergy, OE, Penn, CEI, TE, Met-Ed, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment termination date, as the same may be extended. The Company's borrowing limit under the facility is $425 million. The average interest rate on short-term borrowings outstanding as of December 31, 2005 and 2004, was 4.0% and 2.0%, respectively.

11.  COMMITMENTS, GUARANTEES AND CONTINGENCIES:

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

(B) ENVIRONMENTAL MATTERS-

The Company accrues environmental liabilities only when it concludes that it is probable that it has an obligation for such costs and can reasonably estimate the amount of such costs. Unasserted claims are reflected in the Company’s determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

The Company has been named as a PRP at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, the Company’s proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. In addition, the Company has accrued liabilities for environmental remediation of former manufactured gas plants in New Jersey; those costs are being recovered by the Company through a non-bypassable SBC. Total liabilities of approximately $47.3 million have been accrued through December 31, 2005.

On December 1, 2005, FirstEnergy issued a comprehensive report to shareholders regarding air emissions regulations and an assessment of its future risks and mitigation efforts.

(C) OTHER LEGAL PROCEEDINGS-

Power Outages and Related Litigation

In July 1999, the Mid-Atlantic States experienced a severe heat wave, which resulted in power outages throughout the service territories of many electric utilities, including the Company's territory. In an investigation into the causes of the outages and the reliability of the transmission and distribution systems of all four of New Jersey’s electric utilities, the NJBPU concluded that there was not a prima facie case demonstrating that, overall, the Company provided unsafe, inadequate or improper service to its customers. Two class action lawsuits (subsequently consolidated into a single proceeding) were filed in New Jersey Superior Court in July 1999 against the Company, GPU and other GPU companies, seeking compensatory and punitive damages arising from the July 1999 service interruptions in the Company's territory.

In August 2002, the trial court granted partial summary judgment to the Company and dismissed the plaintiffs' claims for consumer fraud, common law fraud, negligent misrepresentation, and strict product liability. In November 2003, the trial court granted the Company's motion to decertify the class and denied plaintiffs' motion to permit into evidence their class-wide damage model indicating damages in excess of $50 million. These class decertification and damage rulings were appealed to the Appellate Division. The Appellate Division issued a decision on July 8, 2004, affirming the decertification of the originally certified class, but remanding for certification of a class limited to those customers directly impacted by the outages of the Company's transformers in Red Bank, New Jersey. On September 8, 2004, the New Jersey Supreme Court denied the motions filed by plaintiffs and the Company for leave to appeal the decision of the Appellate Division. The Company has filed a motion for summary judgment. FirstEnergy is unable to predict the outcome of these matters and no liability has been accrued as of December 31, 2005.

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

The Company’s bargaining unit employees filed a grievance challenging the Company’s 2002 call-out procedure that required bargaining unit employees to respond to emergency power outages. On May 20, 2004, an arbitration panel concluded that the call-out procedure violated the parties' collective bargaining agreement. At the conclusion of the June 1, 2005 hearing, the Arbitrator decided not to hear testimony on damages and closed the proceedings. On September 9, 2005, the Arbitrator issued an opinion to award approximately $16 million to the bargaining unit employees. On February 6, 2006, the federal court granted a Union motion to dismiss the Company’s appeal of the award as premature. The Company will file its appeal again in federal district court once the damages associated with this case are identified at an individual employee level. The Company recognized a liability for the potential $16 million award in 2005.

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

13.       SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

Three Months Ended	March 31, 2005(a)		June 30, 2005(a)		September 30, 2005(a)		December 31, 2005
	As Previously	As	As Previously	As	As Previously	As	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported
	(In millions)
Operating Revenues	$529.1	$529.1	$595.3	$595.3	$900.3	$900.3	$577.6
Operating Expenses and
Taxes	494.7	495.2	521.2	521.6	809.2	809.8	519.9
Operating Income	34.4	33.9	74.1	73.7	91.1	90.5	57.7
Other Income	-	-	0.3	0.3	3.0	3.0	3.6
Net Interest Charges	19.9	20.5	19.1	19.7	18.9	19.5	20.1
Net Income (Loss)	$14.5	$13.4	$55.3	$54.3	$75.2	$74.0	$41.2
Earnings (Loss) Applicable
to Common Stock	$14.4	$13.3	$55.2	$54.2	$75.0	$73.7	$41.2

Three Months Ended	March 31, 2004(a)		June 30, 2004(a)		September 30, 2004(a)		December 31, 2004(a)
	As Previously	As	As Previously	As	As Previously	As	As Previously	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
	(In millions)
Operating Revenues	$498.1	$498.1	$549.7	$549.7	$706.7	$706.7	$452.6	$452.6
Operating Expenses and
Taxes	466.2	466.7	494.7	495.2	634.5	635.2	427.7	428.2
Operating Income	31.9	31.4	55.0	54.5	72.2	71.5	24.9	24.4
Other Income	1.5	1.5	1.1	1.1	2.0	2.0	3.2	3.2
Net Interest Charges	20.1	20.6	19.2	19.7	21.8	22.3	19.0	19.4
Net Income (Loss)	$13.3	$12.3	$36.9	$35.9	$52.4	$51.2	$9.1	$8.2
Earnings (Loss) Applicable
to Common Stock	$13.3	$12.2	$36.7	$35.8	$52.2	$51.1	$8.9	$8.0

(a)	See Note 2(I) to the Consolidated Financial Statements.