Form 10-K, Exhibit 13
period 2005-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2006-03-02
CIK 20947, 73960, 77278, 352049, 53456, 65350, 77227, 1031296

METROPOLITAN EDISON COMPANY

2005 ANNUAL REPORT TO STOCKHOLDERS

Metropolitan Edison Company is a wholly owned electric utility subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in eastern and south central Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.2 million.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify Metropolitan Edison Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an affiliated Ohio electric utility
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FirstEnergy	FirstEnergy Corp., a public utility holding company
GPU	GPU, Inc., former parent of JCP&L, Met-Ed and Penelec, which merged with FirstEnergy on November 7, 2001
GPUS	GPU Service Company, previously provided corporate support services
JCP&L	Jersey Central Power & Light Company, an affiliated New Jersey electric utility
Met-Ed	Metropolitan Edison Company
NGC	FirstEnergy Nuclear Generation Corp., owns nuclear generating facilities
OE	Ohio Edison Company, an affiliated Ohio electric utility
Penelec	Pennsylvania Electric Company, an affiliated Pennsylvania electric utility
Penn	Pennsylvania Power Company, an affiliated Pennsylvania electric utility
TE	The Toledo Edison Company, an affiliated Ohio electric utility

The following abbreviations and acronyms are used to identify frequently used terms in this report:

ALJ	Administrative Law Judge
AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Nonmonetary Transactions"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletins"
ARO	Asset Retirement Obligation
CTC	Competitive Transition Charge
ECAR	East Central Area Reliability Coordination
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and its Application to Certain Investments"
EITF 04-13	EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty
EPACT	Energy Policy Act of 2005
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation
FIN 46R	FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities"
FIN 47	FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143"
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, and Modernization Act of 2003"
FSP 115-1 and FAS 124-1	FASB Staff Position No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"
GAAP	Accounting Principles Generally Accepted in the United States
IRS	Internal Revenue Service
KWH	Kilowatt-hours
Medicare Act	Medicare Prescription Drug, Improvement and Modernization Act of 2003
MEIUG	Met-Ed Industrial Users Group
MISO	Midwest Independent Transmission System Operator, Inc.
Moody’s	Moody’s Investors Service
NERC	North American Electric Reliability Council
NUG	Non-Utility Generation

i

GLOSSARY OF TERMS (Cont’d)

OCA	Office of Consumer Advocate
OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
OSBA	Office of Small Business Advocate
OTS	Office of Trial Staff
PICA	Penelec Industrial Customer Association
PJM	PJM Interconnection L. L. C.
PLR	Provider of Last Resort
PPUC	Pennsylvania Public Utility Commission
PRP	Potentially Responsible Party
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act
S&P	Standard & Poor's Ratings Service
SEC	United States Securities and Exchange Commission
SFAC	Statement of Financial Accounting Concepts
SFAC 7	SFAC No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements"
SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”
SFAS 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 151	SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4"
SFAS 153	SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"
SFAS 154	SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"
TMI-1	Three Mile Island Unit 1
TMI-2	Three Mile Island Unit 2
VIE	Variable Interest Entity

ii

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of Metropolitan Edison Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Metropolitan Edison Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2(G) and Note 9 to the consolidated financial statements, the Company changed its method of accounting for asset retirement obligations as of January 1, 2003 and conditional asset retirement obligations as of December 31, 2005.

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

METROPOLITAN EDISON COMPANY

SELECTED FINANCIAL DATA
					Nov 7 -	Jan 1-
	2005	2004	2003	2002	Dec. 31, 2001	Nov. 6, 2001
	(Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues	$1,176,418	$1,070,847	$969,788	$986,608	$143,760	$824,556

Operating Income	$63,106	$86,197	$83,938	$91,271	$17,367	$102,247

Income Before Cumulative Effect
of Accounting Changes	$45,919	$66,955	$60,953	$63,224	$14,617	$62,381

Net Income	$45,609	$66,955	$61,170	$63,224	$14,617	$62,381

Total Assets	$2,917,687	$3,243,546	$3,472,709	$3,564,716	$3,607,187

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder’s Equity	$1,316,099	$1,285,419	$1,292,667	$1,315,586	$1,288,953
Company-Obligated Mandatorily
Preferred Securities	-	-	-	92,409	92,200
Long-Term Debt and Other Long-Term Obligations	591,888	701,736	636,301	538,790	583,077
Total Capitalization	$1,907,987	$1,987,155	$1,928,968	$1,946,785	$1,964,230

CAPITALIZATION RATIOS:
Common Stockholder’s Equity	69.0%	64.7%	67.0%	67.6%	65.6%
Company-Obligated Mandatorily
Preferred Securities	-	-	-	4.7	4.7
Long-Term Debt and Other Long-Term Obligations	31.0	35.3	33.0	27.7	29.7
Total Capitalization	100.0%	100.0%	100.0%	100.0%	100.0%

DISTRIBUTION KWH DELIVERIES (Millions):
Residential	5,399	5,071	4,900	4,738	793	3,712
Commercial	4,491	4,251	4,034	3,991	652	3,203
Industrial	4,083	4,042	4,047	3,972	662	3,506
Other	36	33	36	35	6	27
Total	14,009	13,397	13,017	12,736	2,113	10,448

CUSTOMERS SERVED:
Residential	471,333	464,287	455,073	448,334	442,763
Commercial	60,413	59,495	58,825	58,010	57,278
Industrial	1,859	1,868	1,906	1,936	1,961
Other	721	730	732	728	819
Total	534,326	526,380	516,536	509,008	502,821

NUMBER OF EMPLOYEES:	678	651	659	*	*	*

* For years prior to 2003 Met-Ed's employees were employed by GPU Service Company.

METROPOLITAN EDISON COMPANY

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

Results of Operations

Net income decreased to $46 million in 2005 compared to $67 million in 2004, primarily due to higher purchased power costs, general taxes, and other operating costs, partially offset by higher operating revenues and other income. Net income increased to $67 million in 2004, compared to $61 million in 2003, due to higher operating revenues partially offset by higher purchased power costs and other operating costs.

Operating Revenues

Operating revenues increased by $106 million, or 9.9%, in 2005 primarily as a result of higher sales levels. Retail generation revenues increased by $47 million due to an 8.8% increase in KWH sales. Generation sales increased in all customer sectors (industrial - 15.5%, residential - 6.5% and commercial - 6.5%) largely due to unusually warm summer temperatures in 2005 and reduced customer shopping. Industrial customer shopping decreased by 11.1 percentage points in 2005 from 2004. Revenues from distribution throughput increased by $25 million primarily due to a 4.6% increase in KWH deliveries which reflected the effect of the warmer summer temperatures and slightly higher composite unit prices. The higher KWH deliveries were also primarily responsible for increased transmission revenues of $30 million. In 2005, other operating revenues included a $4 million payment received under a contract provision associated with the prior sale of TMI Unit 1. Under the contract, additional payments are received if subsequent energy prices rise above specific levels and are credited to our customers, resulting in no net impact to earnings.

Operating revenues increased by $101 million in 2004 primarily due to increases of $31 million and $36 million in retail generation sales and distribution throughput revenues, respectively. The higher generation sales revenues reflected the effect of an 11.8% increase in sales volume partially offset by lower composite prices. The volume increase was due to increases of 8.5% and 34.6%, respectively, in sales to the commercial and industrial sectors as a result of customers returning to us from alternate suppliers. Sales by alternative suppliers as a percent of total sales delivered in our franchise area decreased in 2004 by 2.9 and 20.2 percentage points for commercial and industrial customers, respectively. Higher revenues of $36 million from electricity throughput in 2004 from 2003 were due to higher prices and a 2.9% increase in distribution deliveries. The higher volume reflected an increase in the retail customer base and an improving economy, partially offset by cooler weather in the summer months of 2004. The higher distribution prices were due to the PPUC Restructuring Settlement order (see Regulatory Matters) with a corresponding decrease in retail generation prices. Also contributing to the revenue increase was $34 million of PJM network transmission system revenue, Financial Transmission Rights/Auction Revenue Rights, and PJM congestion revenues related to transmission transactions we assumed in 2004 due to a change in our power supply agreement with FES, which also increased transmission expenses by $51 million, as discussed below.

Changes in electric generation sales and distribution deliveries in 2005 and 2004 are summarized in the following table:

Changes in KWH Sales	2005	2004
Increase (Decrease)
Electric Generation:
Retail	8.8%	11.8%
Wholesale	5.3%	209.1%
Total Electric Generation Sales	8.8%	12.0%
Distribution Deliveries:
Residential	6.5%	3.5%
Commercial	5.6%	5.4%
Industrial	1.0%	(0.1)%
Total Distribution Deliveries	4.6%	2.9%

Operating Expenses and Taxes

Total operating expenses and taxes increased by $129 million, or 13.1% in 2005, and by $99 million in 2004. The following table presents changes from the prior year expense category:

Operating Expenses and Taxes - Changes	2005	2004
Increase (Decrease)	(In millions)
Fuel costs	$1	$-
Purchased power costs	66	64
Other operating costs	60	32
Provision for depreciation	1	(3)
Amortization of regulatory assets	7	8
General taxes	4	3
Income taxes	(10)	(5)
Total operating expenses and taxes	$129	$99

Purchased power costs increased by $66 million in 2005, compared with 2004. The increase reflected a 7.3% increase in KWH purchases in order to meet higher retail generation sales requirements, partially offset by the effect of lower unit costs. NUG contract purchases were also $33 million higher in 2005. Other operating costs increased by $60 million in 2005 primarily due to higher transmission expenses necessary to support the increased KWH sales as discussed above. General taxes increased by $4 million primarily due to increased gross receipt taxes from the increased retail generation sales in 2005 as compared to 2004. Income taxes decreased due to lower taxable income in 2005 as compared to 2004.

Purchased power costs increased by $64 million in 2004, compared with 2003, primarily due to a 10.7% increase in KWH purchases to meet higher retail generation sales requirements. Other operating costs increased by $32 million primarily due to PJM congestion and ancillary transmission expenses that we assumed in 2004 due to a change in our power supply agreement with FES. Depreciation expense decreased in 2004 due to fully depreciating the Energy Management System in 2003. Amortization of regulatory assets increased primarily due to higher revenue recovery of above-market NUG costs in 2004. General taxes increased $3 million in 2004 primarily due to higher payroll and gross receipt taxes.

Other Income

Other income increased by $2 million in 2005 as compared to 2004 primarily due to a gain from the sale of the Easton Service Center property. Other income increased $4 million in 2004, compared to 2003, due to a $2 million increase in the return on CTC stranded generation regulatory assets and $2 million of interest income on federal income tax refunds.

Net Interest Charges

Interest on long-term debt decreased by $4 million in 2005 due to a reduction in long-term debt outstanding. This decrease was partially offset by higher interest expenses resulting from increased intercompany loans through the money pool as discussed further below.

Interest on long-term debt increased by $4 million in 2004 as a result of increased debt outstanding from the issuance of $250 million of senior notes in the second quarter of 2004, partially offset by the retirement of $99 million of medium term notes and $100 million of preferred securities during the year. This increase was offset by a $4 million reduction in interest on company obligated mandatorialy redeemable preferred securities due to the redemption of all of the trust preferred securities in 2004.

Cumulative Effect of Accounting Change

Results in 2005 include an after-tax charge to net income of $310,000 recorded upon the adoption of FIN 47 in December 2005. We identified applicable legal obligations as defined under the new standard at our substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. As a result of adopting FIN 47, we recorded a conditional ARO liability of $628,000 (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $148,000 (recorded as part of the carrying amount of the related long-lived asset) and accumulated depreciation of $50,000.

Upon adoption of SFAS 143 in the first quarter of 2003, we recorded an after-tax credit to net income of $217,000. The cumulative effect adjustment for unrecognized depreciation, accretion offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component was a $371,000 increase to income, or $217,000 net of income taxes.

Capital Resources and Liquidity

Our cash requirements in 2005 for operating expenses, construction expenditures and scheduled debt maturities were met with a combination of cash from operations and funds from the capital markets. We plan to issue long-term debt during 2006 to fund maturing long-term debt obligations. During 2006 and thereafter, we expect to meet our contractual obligations with a combination of cash from operations and funds from the capital markets.

Changes in Cash Position

As of December 31, 2005, we had cash and cash equivalents of $120,000, which remained unchanged from December 31, 2004.

Cash Flows From Operating Activities

Cash flows provided from operating activities totaled $125 million in 2005, $74 million in 2004 and $132 million in 2003. The sources of these changes are as follows:

Operating Cash Flows	2005	2004	2003
	(In millions)
Cash earnings (1)	$125	$117	$148
Pension trust contribution(2)	(25)	(23)	-
Working capital	25	(20)	(16)
Net cash provided from operating activities	$125	$74	$132

(1) Cash earnings is a Non-GAAP measure (see reconciliation below).
(2) Pension trust contributions in 2005 and 2004 are net of $11 million and $16 million of income tax benefits, respectively.

Cash earnings (in the table above) are not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance. The following table reconciles cash earnings with net income:

Reconciliation of Cash Earnings	2005	2004	2003
	(In millions)
Net Income (GAAP)	$46	$67	$61
Non-Cash Charges (Credits):
Provision for depreciation	43	41	44
Amortization of regulatory assets	112	106	98
Deferred costs recoverable as regulatory assets	(68)	(100)	(103)
Deferred income taxes and investment tax credits*	(2)	3	46
Other non-cash expenses	(6)	-	2
Cash earnings (Non-GAAP)	$125	$117	$148

* Excludes $16 million of deferred tax benefits from pension contributions in 2004.

Net cash provided from operating activities increased $51 million in 2005 as compared to 2004 resulting from increases of $45 million from working capital changes and $8 million in cash earnings described under "Results of Operations", partially offset by a $2 million after-tax voluntary pension trust contribution increase. The increase from working capital was principally due a $144 million increase in cash provided from the settlement of receivables partially offset by an $86 million cash reduction in payables.

Net cash provided from operating activities decreased $58 million during 2004, compared with 2003. The decrease consisted of lower cash earnings of $31 million, a $23 million after-tax voluntary pension trust contribution in 2004, and a $4 million decrease from changes in working capital. The decrease in cash earnings reflects changes in deferred income tax expense partially offset by other changes as described under "Results of Operations." The decrease in working capital was principally due to changes in accounts receivables partially offset by increases in accounts payable balances.

Cash Flows From Financing Activities

Net cash used for financing activities of $32 million in 2005 compares to net cash provided from financing activities of $11 million in 2004. The net change of $43 million reflects an $89 million decrease in long-term debt financing offset by a $45 million increase in short-term borrowings and a $1 million decrease in common stock dividend payments to FirstEnergy. Net cash provided from financing activities of $11 million in 2004 compares to net cash used for financing activities of $88 million used in 2003. The $99 million net change reflects a $64 million decrease in long-term debt redemptions and a $38 million increase in short-term borrowings partially offset by a $3 million increase in common stock dividend payments to FirstEnergy.

The following table provides details regarding new issues and redemptions during each year:

Securities Issued or Redeemed	2005	2004	2003
	(In millions)
New Issues:
Pollution control notes	$29	$-	$-
Secured notes	-	-	248
Unsecured notes	-	247	-
	$29	$247	$248
Redemptions:
FMB	$66	$90	$260
Subordinated debentures	-	100	-
Other	-	6	-
	$66	$196	$260

Short-term Borrowings, net	$60	$15	$(23)

We had approximately $17 million of cash and temporary investments (which included short-term notes receivable from associated companies) and approximately $140 million of short-term indebtedness as of December 31, 2005. We have authorization from the SEC to incur short-term debt of up to $250 million and authorization from the PPUC to incur money pool borrowings of up to $300 million. In addition, we have $80 million of available accounts receivable financing facilities as of December 31, 2005 from Met-Ed Funding, our wholly owned subsidiary. As a separate legal entity with separate creditors, Met-Ed Funding would have to satisfy its obligations to creditors before any of its remaining assets could be made available to us.

                    Under the terms of our senior note indenture, FMB may not be issued as long as senior notes are outstanding. As of December 31, 2005, we had the capability to issue $665 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

On June 14, 2005, we, FirstEnergy, OE, Penn, CEI, TE, JCP&L, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility with a syndicate of banks. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment expiration date, as the same may be extended. Our borrowing limit under the facility is $250 million.

Under the revolving credit facility, borrowers may request the issuance of letters of credit expiring up to one year from the date of issuance. The stated amount of outstanding letters of credit will count against total commitments available under the facility and against the applicable borrower’s borrowing sub-limit. Total unused borrowing capability under existing credit facilities and accounts receivable financing facilities totaled $330 million as of December 31, 2005.

The revolving credit facility contains financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%. As of December 31, 2005, our debt to total capitalization as defined under the revolving credit facility was 39%.

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

On July 18, 2005, Moody’s revised its rating outlook on FirstEnergy and its subsidiaries to positive from stable. Moody’s stated that the revision to FirstEnergy’s outlook resulted from steady financial improvement and steps taken by management to improve operations, including the stabilization of its nuclear operations. On October 3, 2005, S&P raised its corporate credit rating on FirstEnergy and the Companies to 'BBB' from 'BBB-'. At the same time, S&P raised the senior unsecured ratings at the holding company to 'BBB-' from 'BB+' and each of the Companies by one notch above the previous rating. S&P noted that the upgrade followed the continuation of a good operating track record, specifically for the nuclear fleet through the third quarter of 2005. On December 23, 2005, Fitch revised its rating outlook on FirstEnergy and the Companies to positive from stable. Fitch stated that the revision to FirstEnergy's outlook resulted from improved performance of its generating fleet and ongoing debt reduction.

Our access to capital markets and costs of financing are dependent on the ratings of our securities and that of FirstEnergy. The following table displays FirstEnergy’s and Met-Ed’s securities ratings as of December 31, 2005. The ratings outlook from S&P on all securities is stable. The ratings outlook from Moody’s & Fitch on all securities is positive.

Ratings of Securities	Securities	S&P	Moody’s	Fitch

FirstEnergy	Senior unsecured	BBB-	Baa3	BBB-

Met-Ed	Senior secured	BBB+	Baa1	BBB+
	Senior secured	BBB	Baa2	BBB

Cash Flows From Investing Activities

Cash used for investing activities totaled $94 million in 2005 and $85 million in 2004. The increase is primarily the result of an increase in property additions partially offset by an increase in loan repayments from associated companies.

Cash used for investing activities totaled $85 million in 2004 and $60 million in 2003. The increase resulted from a $10 million increase in property additions, $1 million of additional loans to associated companies, and a $9 million capital transfer from FESC.

Our capital spending for the period 2006 through 2010 is expected to be about $365 million for energy delivery related improvements, of which approximately $81 million applies to 2006. The capital spending is primarily for property additions supporting the distribution of electricity.

Contractual Obligations

As of December 31, 2005, our estimated cash payments under existing contractual obligations that we consider firm obligations are as follows:

			2007-	2009-
Contractual Obligations	Total	2006	2008	2010	Thereafter
	(In millions)
Long-term debt (1)	$692	$100	$50	$100	$442
Short-term borrowings	140	140	-	-	-
Operating leases (2)	63	4	6	7	46
Purchases (3)	3,080	491	996	842	751
Total	$3,975	$735	$1,052	$949	$1,239

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

Commodity Price Risk

We are exposed to market risk primarily due to fluctuations in electricity, energy transmission, natural gas, coal and emission allowance prices. To manage the volatility relating to these exposures, we use a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes. All derivatives that fall within the scope of SFAS 133 must be recorded at their fair value and marked to market. The majority of our derivative hedging contracts qualify for the normal purchase and normal sale exception under SFAS 133 and are therefore excluded from the table below. Contracts that are not exempt from such treatment include power purchase agreements with NUG entities that were structured pursuant to the Public Utility Regulatory Act of 1978. These non-trading contracts are adjusted to fair value at the end of each quarter, with a corresponding regulatory asset recognized for above-market costs. The change in the fair value of commodity derivative contracts related to energy production during 2005 is summarized in the following table:

Increase (Decrease) in the Fair Value of Derivative Contracts	Non-Hedge	Hedge	Total
	(In millions)
Change in the fair value of commodity derivative contracts
Outstanding net liability as of January 1, 2005	$(318)	$-	$(318)
New contract value when entered	-	-	-
Additions/Changes in value of existing contracts	283	-	283
Change in techniques/assumptions	-	-	-
Settled contracts	61	-	61

Net Assets - Derivatives Contracts as of December 31, 2005(1)	$26	$-	$26

Impact of Changes in Commodity Derivative Contracts(2)
Income Statement Effects (Pre-Tax)	$-	$-	$-
Balance Sheet Effects:
OCI (Pre-Tax)	$-	$-	$-
Regulatory Asset (net)	$(344)	$-	$(344)

(1)	Includes $26 million in non-hedge commodity derivative contracts, which are offset by a regulatory liability.
(2)	Represents the change in value of existing contracts, settled contracts and changes in techniques/ assumptions.

Derivatives are included on the Consolidated Balance Sheet as of December 31, 2005 as follows:

	Non-Hedge	Hedge	Total
	(In millions)
Current-
Other Assets	$-	$-	$-
Other liabilities	-	-	-

Non-Current-
Other Deferred Charges	28	-	28
Other noncurrent liabilities	(2)	-	(2)

Net assets	$26	$-	$26

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

Source of Information
- Fair Value by Contract Year	2006	2007	2008	2009	2010	Thereafter	Total
	(In millions)
Prices actively quoted(1)	$(3)	$(21)	$-	$-	$-	$-	$(24)
Other external sources(2)	11	4	5	-	-	-	20
Prices based on models	-	-	(28)	(21)	(14)	93	30
Total(3)	$8	$(17)	$(23)	$(21)	$(14)	$93	$26

      (1) Exchange traded.
      (2) Broker quote sheets.
      (3) Includes $26 million in non-hedge commodity derivative contracts, which are offset by a regulatory liability.

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

Comparison of Carrying Value to Fair Value

						There-		Fair
Year of Maturity	2006	2007	2008	2009	2010	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income						$93	$93	$93
Average interest rate						5.5%	5.5%

Liabilities
Long-term Debt and Other Long-Term Obligations:
Fixed rate	$100	$50			$100	$414	$664	$654
Average interest rate	5.7%	5.9%			4.5%	4.9%	5.1%
Variable rate						$28	$28	$28
Average interest rate						3.1%	3.1%
Short-term Borrowings	$140						$140	$140
Average interest rate	4.0%						4.0%

Equity Price Risk

Included in nuclear decommissioning trusts are marketable equity securities carried at their current fair value of approximately $142 million and $134 million as of December 31, 2005 and 2004, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $14 million reduction in fair value as of December 31, 2005 (see Note 4 - Fair Value of Financial Instruments).

Outlook

All of our customers are able to select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. The PPUC authorized our rate restructuring plan, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a CTC. Customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier. We have a continuing responsibility referred to as our PLR obligation to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits.

Regulatory Matters

Regulatory assets are costs which have been authorized by the PPUC and the FERC for recovery from customers in the future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered under the provisions of our transition plan and rate restructuring plan.

As of December 31, 2005, our regulatory deferrals pursuant to the 1998 Restructuring Settlement (including the Phase 2 Proceedings) and the FirstEnergy/GPU Merger Settlement Stipulation are $333 million.

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
On January 12, 2005, we filed a request with the PPUC for deferral of transmission-related costs beginning January 1, 2005, estimated to be approximately $4 million per month. The OCA, OSBA, OTS, MEIUG, PICA, Allegheny Electric Cooperative and Pennsylvania Rural Electric Association have all intervened in the case. To date no hearing schedule has been established, and we have not yet implemented deferral accounting for these costs.

In May 2004, the PPUC issued an order approving revised reliability benchmarks and standards, including revised benchmarks and standards for the Company. We filed a Petition for Amendment of Benchmarks with the PPUC on May 26, 2004, due to their implementation of automated outage management systems following restructuring. On December 30, 2005, the ALJ recommended that the PPUC adopt the Joint Petition for Settlement among the parties involved in our request to amend the distribution reliability benchmarks, thereby eliminating the need for full litigation. The ALJ’s recommendation, adopting the revised benchmarks and standards was approved by the PPUC on February 9, 2006.

See Note  7 to the consolidated financial statements for further details and a complete discussion of regulatory matters in Pennsylvania including a more detailed discussion of reliability initiatives, including actions by the PPUC, that impact us.

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

We have been named as a PRP at waste disposal sites which may require cleanup under the Comprehensive Environmental Responsive, Comprehension and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantial and subject to dispute; however, federal law provides that PRPs for a particular site are held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Total liabilities of approximately $49,000 have been accrued through December 31, 2005.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment were indicated, we recognize a loss - calculated as the difference between the implied fair value of our goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2005, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. In the year ended December 31, 2005, we adjusted goodwill to reverse pre-merger tax accruals due to the final resolution of tax contingencies related to the GPU acquisition. As of December 31, 2005, we had approximately $864 million of goodwill.

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

In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $36 million). As a result of our voluntary contribution and the increased market value of pension plan assets, we recognized a prepaid benefit cost of $89 million as of December 31, 2005. As prescribed by SFAS 87, we eliminated our additional minimum liability of $71 million. In addition, the entire AOCL balance was credited by $42 million (net of $29 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Health care cost trends have significantly increased and will affect future OPEB costs. The 2005 and 2004 composite health care trend rate assumptions are approximately 9-11%, gradually decreasing to 5% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in our health care plans, and projections of future medical trend rates. The effect on Met-Ed's portion of pension and OPEB costs from changes in key assumptions are as follows:

Increase in Costs from Adverse Changes in Key Assumptions

Assumption	Adverse Change	Pension	OPEB	Total
	(In millions)
Discount rate	Decrease by 0.25%	$0.7	$0.3	$1.0
Long-term return on assets	Decrease by 0.25%	$1.0	$0.2	$1.2
Health care trend rate	Increase by 1%	na	$1.4	$1.4

Long-Lived Assets

In accordance with SFAS 144, we periodically evaluate our long-lived assets (principally goodwill) to determine whether conditions exist that would indicate that the carrying value of an asset might not be fully recoverable. The accounting standard requires that if the sum of future cash flows (undiscounted) expected to result from an asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. If impairment has occurred, we recognize a loss - calculated as the difference between the carrying value and the estimated fair value of the asset (discounted future net cash flows).

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

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004	2003
		(In thousands)

OPERATING REVENUES (Note 2(I))	$1,176,418	$1,070,847	$969,788

OPERATING EXPENSES AND TAXES:
Fuel	1,497	39	-
Purchased power (Note 2(I))	620,764	554,949	491,346
Other operating costs (Note 2(I))	249,945	190,401	157,986
Provision for depreciation	42,684	41,161	44,160
Amortization of regulatory assets	112,117	105,675	97,784
General taxes	73,989	70,457	67,207
Income taxes	12,316	21,968	27,367
Total operating expenses and taxes	1,113,312	984,650	885,850

OPERATING INCOME	63,106	86,197	83,938

OTHER INCOME (net of income taxes)	27,098	25,537	21,782

NET INTEREST CHARGES:
Interest on long-term debt	36,804	40,630	36,657
Allowance for borrowed funds used during construction	(370)	(278)	(323)
Deferred interest	-	-	(1,187)
Other interest expense	7,851	4,427	5,841
Subsidiary's preferred stock dividend requirements	-	-	3,779
Net interest charges	44,285	44,779	44,767

INCOME BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGES	45,919	66,955	60,953

Cumulative effect of accounting changes (net of income taxes
(benefit) of ($220,000) and $154,000, respectively) (Note 2(G))	(310)	-	217

NET INCOME	$45,609	$66,955	$61,170

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

METROPOLITAN EDISON COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2005	2004
	(In thousands)
ASSETS
UTILITY PLANT:
In service	$1,856,425	$1,800,569
Less - Accumulated provision for depreciation	721,566	709,895
	1,134,859	1,090,674
Construction work in progress	20,437	21,735
	1,155,296	1,112,409
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts	234,854	216,951
Long-term notes receivable from associated companies	11,337	10,453
Other	29,678	34,767
	275,869	262,171
CURRENT ASSETS:
Cash and cash equivalents	120	120
Notes receivable from associated companies	16,530	18,769
Receivables-
Customers (less accumulated provision of $4,352,000 and $4,578,000
respectively, for uncollectible accounts)	129,854	119,858
Associated companies	37,267	118,245
Other	8,780	15,493
Prepayments and other	7,912	11,057
	200,463	283,542
DEFERRED CHARGES AND OTHER ASSETS:
Goodwill	864,438	869,585
Regulatory assets	309,556	691,401
Prepaid pension costs	89,005	-
Other	23,060	24,438
	1,286,059	1,585,424
	$2,917,687	$3,243,546
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	$1,316,099	$1,285,419
Long-term debt and other long-term obligations	591,888	701,736
	1,907,987	1,987,155
CURRENT LIABILITIES:
Currently payable long-term debt	100,000	30,435
Short-term borrowings (Note 10)-
Associated companies	140,240	80,090
Accounts payable-
Associated companies	37,220	88,879
Other	27,507	26,097
Accrued taxes	17,911	11,957
Accrued interest	9,438	11,618
Other	24,274	23,076
	356,590	272,152
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	344,929	305,389
Accumulated deferred investment tax credits	10,043	10,868
Power purchase contract loss liability	1,578	349,980
Nuclear fuel disposal costs	39,567	38,408
Asset retirement obligation	142,020	132,887
Retirement benefits	57,809	82,218
Other	57,164	64,489
	653,110	984,239
COMMITMENTS AND CONTINGENCIES
(Notes 5 and 11)	$2,917,687	$3,243,546

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2005	2004
	(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, without par value, authorized 900,000 shares
859,500 shares outstanding	$1,287,093	$1,289,943
Accumulated other comprehensive loss (Note 2(F))	(1,569)	(43,490)
Retained earnings (Note 8(A))	30,575	38,966
Total common stockholder's equity	1,316,099	1,285,419

LONG-TERM DEBT (Note 8(C)):
First mortgage bonds:
6.770% due 2005	-	30,000
6.000% due 2008	-	7,830
6.100% due 2021	-	28,500
5.950% due 2027	13,690	13,690
Total first mortgage bonds	13,690	80,020

Unsecured notes:
5.720% due 2006	100,000	100,000
5.930% due 2007	50,000	50,000
4.450% due 2010	100,000	100,000
4.950% due 2013	150,000	150,000
4.875% due 2014	250,000	250,000
* 3.090% due 2021	28,500	-
Total unsecured notes	678,500	650,000

Net unamortized premium (discount) on debt	(302)	2,151
Long-term debt due within one year	(100,000)	(30,435)
Total long-term debt	591,888	701,736

TOTAL CAPITALIZATION	$1,907,987	$1,987,155

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
* Unsecured note has a variable rate. Rate shown is the current applicable rate.

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

				Accumulated
		Common Stock		Other
	Comprehensive	Number	Carrying	Comprehensive	Retained
	Income	of Shares	Value	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2003		859,500	$1,297,784	$(39)	$17,841
Net income	$61,170				61,170
Net unrealized gain on investments	2			2
Net unrealized gain on derivative instruments	78			78
Minimum liability for unfunded retirement benefits,
net of $(23,062,000) of income taxes	(32,515)			(32,515)
Comprehensive income	$28,735
Cash dividends on common stock					(52,000)
Purchase accounting fair value adjustment			346
Balance, December 31, 2003		859,500	1,298,130	(32,474)	27,011
Net income	$66,955				66,955
Net unrealized loss on investments	(26)			(26)
Net unrealized loss on derivative instruments, net of
$(1,279,000) of income taxes	(1,819)			(1,819)
Minimum liability for unfunded retirement benefits,
net of $(6,502,000) of income taxes	(9,171)			(9,171)
Comprehensive income	$55,939
Cash dividends on common stock					(55,000)
Purchase accounting fair value adjustment			(8,187)
Balance, December 31, 2004		859,500	1,289,943	(43,490)	38,966
Net income	$45,609				45,609
Net unrealized gain on investments,
net of $27,000 of income taxes	39			39
Net unrealized gain on derivative instruments,
net of $140,000 of income taxes	196			196
Minimum liability for unfunded retirement benefits,
net of $29,564,000 of income taxes	41,686			41,686
Comprehensive income	$87,530
Restricted stock units			28
Cash dividends on common stock					(54,000)
Purchase accounting fair value adjustment			(2,878)
Balance, December 31, 2005		859,500	$1,287,093	$(1,569)	$30,575

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Subject to
	Mandatory Redemption
	Number	Carrying
	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2003	4,000,000	$92,409
FIN 46 Deconsolidation
7.35% Series	(4,000,000)	(92,618)
Amortization of fair market
value adjustment		209
Balance, December 31, 2003	-	-
Balance, December 31, 2004	-	-
Balance, December 31, 2005	-	$-

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004	2003
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$45,609	$66,955	$61,170
Adjustments to reconcile net income to net cash from
operating activities -
Provision for depreciation	42,684	41,161	44,160
Amortization of regulatory assets	112,117	105,675	97,784
Deferred costs recoverable as regulatory assets	(67,763)	(99,987)	(102,937)
Deferred income taxes and investment tax credits, net	(2,157)	18,495	45,678
Accrued compensation and retirement benefits	(5,378)	398	2,247
Cumulative effect of accounting changes (Note 2(G))	310	-	(217)
Pension trust contribution	(35,789)	(38,823)	-
Decrease (increase) in operating assets:
Receivables	77,981	(65,979)	10,380
Prepayments and other current assets	3,145	(4,457)	2,964
Increase (decrease) in operating liabilities:
Accounts payable	(50,249)	35,639	(20,988)
Accrued taxes	5,954	3,195	(7,334)
Accrued interest	(2,180)	(230)	(4,600)
Other	893	11,784	4,181
Net cash provided from operating activities	125,177	73,826	132,488

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	28,500	247,606	247,696
Short-term borrowings, net	60,150	14,755	-
Redemptions and Repayments-
Long-term debt	(66,330)	(196,371)	(260,466)
Short-term borrowings, net	-	-	(22,964)
Dividend Payments-
Common stock	(54,000)	(55,000)	(52,000)
Net cash provided from (used for) financing activities	(31,680)	10,990	(87,734)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(85,627)	(52,979)	(43,558)
Contributions to nuclear decommissioning trusts	(9,483)	(9,483)	(9,483)
Loan repayments from (loans to) associated companies, net	1,355	(8,863)	(7,941)
Other	258	(13,492)	664
Net cash used for investing activities	(93,497)	(84,817)	(60,318)

Net change in cash and cash equivalents	-	(1)	(15,564)
Cash and cash equivalents at beginning of year	120	121	15,685
Cash and cash equivalents at end of year	$120	$120	$121

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$43,266	$43,733	$51,505
Income taxes (refund)	$(11,961)	$33,693	$(25,085)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,	2005	2004	2003
	(In thousands)
GENERAL TAXES:
State gross receipts *	$63,190	$58,900	$53,462
Real and personal property	1,764	1,490	2,510
Social security and unemployment	4,022	3,800	2,448
State capital stock	4,938	6,130	7,229
Other	75	137	1,558
Total general taxes	$73,989	$70,457	$67,207

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$24,191	$12,679	$(3,435)
State	7,830	7,043	1,763
	32,021	19,722	(1,672)
Deferred, net-
Federal	2,306	20,599	38,863
State	(3,637)	(1,276)	7,791
	(1,331)	19,323	46,654
Investment tax credit amortization	(826)	(828)	(822)
Total provision for income taxes	$29,864	$38,217	$44,160

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$12,316	$21,968	$27,367
Other income	17,768	16,249	16,639
Cumulative effect of accounting changes	(220)	-	154
Total provision for income taxes	$29,864	$38,217	$44,160

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$75,473	$105,172	$105,330
Federal income tax expense at statutory rate	$26,416	$36,810	$36,866
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(826)	(828)	(822)
Depreciation	2,203	2,662	1,736
State income taxes, net of federal income tax benefit	2,725	3,749	6,289
Other, net	(654)	(4,176)	91
Total provision for income taxes	$29,864	$38,217	$44,160

ACCUMULATED DEFERRED INCOME TAXES AS OF
DECEMBER 31:
Property basis differences	$261,171	$250,643	$243,571
Deferred sale and leaseback costs	(11,185)	(11,149)	(10,986)
Non-utility generation costs	1,238	7,475	2,287
Purchase accounting basis difference	(642)	(642)	(642)
Sale of generation assets	(1,420)	(1,420)	(1,420)
Deferred nuclear expenses	(37,511)	(32,180)	(20,553)
Regulatory transition charge	88,998	95,056	88,020
Asset retirement obligations	(199)	-	-
Customer receivables for future income taxes	37,832	40,636	46,010
Other comprehensive income	(1,112)	(30,850)	(23,062)
Employee benefits	9,328	(5,289)	(17,251)
Other	(1,569)	(6,891)	(8,834)
Net deferred income tax liability	$344,929	$305,389	$297,140

* Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include Met-Ed (Company) and its wholly owned subsidiaries. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility operating subsidiaries, including OE, CEI, TE, ATSI, JCP&L and Penelec.

The Company follows GAAP and complies with the regulations, orders, policies and practices prescribed by the SEC, PPUC and the FERC. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

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

Regulatory Assets-

The Company recognizes, as regulatory assets, costs which the FERC and the PPUC have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. All regulatory assets are expected to be recovered from customers under the Company’s regulatory plan. The Company continues to bill and collect cost-based rates for its transmission and distribution services, which remain regulated; accordingly, it is appropriate that the Company continue the application of SFAS 71 to those operations.

Net regulatory assets on the Consolidated Balance Sheets are comprised of the following:

	2005	2004
	(In millions)
Regulatory transition costs	$308	$692
Customer receivables for future income taxes	100	90
Nuclear decommissioning costs	(125)	(122)
Employee postretirement benefit costs	14	16
Loss on reacquired debt	13	15
Total	$310	$691

Regulatory assets for transition costs as of December 31, 2005 include deferrals associated with the Company's previously divested generation assets and incurred above-market NUG costs. These costs are being recovered through CTC revenues. The Company's NUG power purchase agreements are adjusted to fair value at the end of each quarter, with a corresponding regulatory asset recognized for projected above-market NUG costs. Recovery of the remaining regulatory transition costs is expected to continue under the provisions of the various regulatory proceedings in Pennsylvania.

(B) CASH AND SHORT-TERM FINANCIAL INSTRUMENTS-

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value.

(C) REVENUES AND RECEIVABLES-

The Company’s principal business is providing electric service to customers in Pennsylvania. The Company’s retail customers are metered on a cycle basis. Electric revenues are recorded based on energy delivered through the end of the calendar month. An estimate of unbilled revenues is calculated to recognize electric service provided between the last meter reading and the end of the month. This estimate includes many factors including estimated weather impacts, customer shopping activity, historical line loss factors and prices in effect for each class of customer. In each accounting period, the Company accrues the estimated unbilled amount receivable as revenue and reverses the related prior period estimate.

Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2005, with respect to any particular segment of the Company's customers. Total customer receivables were $130 million (billed - $78 million and unbilled - $52 million) and $120 million (billed - $74 million and unbilled - $46 million) as of December 31, 2005 and 2004, respectively.

(D) PROPERTY, PLANT AND EQUIPMENT-

As a result of the Company's acquisition by FirstEnergy in 2001, a portion of the Company’s property, plant and equipment was adjusted to reflect fair value. The majority of the Company’s property, plant and equipment continues to be reflected at original cost since such assets remain subject to rate regulation on a historical cost basis. The costs of normal maintenance, repairs and minor replacements are expensed as incurred. The Company's accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.4% in 2005 and 2004 and 2.6% in 2003. The decrease in the composite depreciation rate reflects changes in the depreciable plant base due to assets with higher depreciation rates being fully depreciated since 2002.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, the Company evaluates its goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's annual review was completed in the third quarter of 2005 with no impairment indicated. The forecasts used in the Company's evaluations of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on the Company's future evaluations of goodwill. As of December 31, 2005, the Company had $864 million of goodwill. In 2005, the Company adjusted goodwill for the reversal of tax valuation allowances related to income tax benefits realized attributable to prior period capital loss carryforwards that were used to offset capital gains generated in 2005 and above-market NUGs.

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

(F) COMPREHENSIVE INCOME-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder’s equity except those resulting from transactions with FirstEnergy. As of December 31, 2005 accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $2 million. As of December 31, 2004 accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $42 million and unrealized losses on derivative instrument hedges of $2 million.

(G) CUMULATIVE EFFECT OF ACCOUNTING CHANGE

Results in 2005 include an after-tax charge of $0.3 million recorded upon the adoption of FIN 47 in December 2005. The Company identified applicable legal obligations as defined under the new standard at its substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. The Company recorded a conditional ARO liability of $0.6 million (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $0.2 million (recorded as part of the carrying amount of the related long-lived asset) and accumulated depreciation of $0.1 million.

As a result of adopting SFAS 143 in January 2003, asset retirement costs were recorded in the amount of $186 million as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $186 million. The ARO liability on the date of adoption was $198 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $0.4 million increase to income ($0.2 million, net of tax) in the year ended December 31, 2003.

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

(I) TRANSACTIONS WITH AFFILIATED COMPANIES-

Operating expenses and other income included transactions with affiliated companies, primarily FESC, GPUS and FES. GPUS (until it ceased operations in mid-2003) and FESC have provided legal, accounting, financial and other corporate support services to the Company. The Company purchases a portion of its PLR responsibility from FES through a wholesale power sale agreement. The primary affiliated companies' transactions are as follows:

	2005	2004	2003
	(In millions)
Services Received:
Power purchased from FES	$348	$434	$277
Service Company support services	45	46	50
Power purchased from other affiliates	-	-	2

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to the Company from FESC, which is a subsidiary of FirstEnergy. The vast majority of costs are directly billed or assigned at no more than cost. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas developed by FESC. The current allocation or assignment formulas used and their bases include multiple factor formulas: each company’s proportionate amount of FirstEnergy’s aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days.

3.    PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of its employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary cash contribution to its pension plan (the Company's share was $36 million). Projections indicated that absent this funding, cash contributions would have been required at some point prior to 2010. Pre-funding the pension plan is expected to eliminate this future funding requirement under current pension funding rules and should also minimize FirstEnergy's exposure to any funding requirements resulting from proposed pension reform.

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy's pension and OPEB plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2005	2004	2005	2004
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,364	$4,162	$1,930	$2,368
Service cost	77	77	40	36
Interest cost	254	252	111	112
Plan participants’ contributions	-	-	18	14
Plan amendments	15	-	(312)	(281)
Actuarial (gain) loss	310	134	197	(211)
Benefits paid	(270)	(261)	(100)	(108)
Benefit obligation as of December 31	$4,750	$4,364	$1,884	$1,930

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,969	$3,315	$564	$537
Actual return on plan assets	325	415	33	57
Company contribution	500	500	58	64
Plan participants’ contribution	-	-	18	14
Benefits paid	(270)	(261)	(100)	(108)
Fair value of plan assets as of December 31	$4,524	$3,969	$573	$564

Funded status	$(226)	$(395)	$(1,311)	$(1,366)
Unrecognized net actuarial loss	1,179	885	899	730
Unrecognized prior service cost (benefit)	70	63	(645)	(378)
Net asset (liability) recognized	$1,023	$553	$(1,057)	$(1,014)

Amounts Recognized in the Consolidated Balance Sheets As of December 31

Prepaid benefit cost	$1,023	$-	$-	$-
Accrued benefit cost	-	(14)	(1,057)	(1,014)
Intangible assets	-	63	-	-
Accumulated other comprehensive loss	-	504	-	-
Net amount recognized	$1,023	$553	$(1,057)	$(1,014)
Company's share of net amount recognized	$89	$49	$(57)	$(59)

Decrease in minimum liability included in other comprehensive income(net of tax)	$(295)	$(4)	$-	$-

Assumptions Used to Determine Benefit Obligations As of December 31
Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets As of December 31 Asset Category
Equity securities	63%	68%	71%	74%
Debt securities	33	29	27	25
Real estate	2	2	-	-
Cash	2	1	2	1
Total	100%	100%	100%	100%

Information for Pension Plans With an
Accumulated Benefit Obligation in
Excess of Plan Assets	2005		2004
	(In millions)
Projected benefit obligation	$	4,750	$	4,364
Accumulated benefit obligation		4,327		3,983
Fair value of plan assets		4,524		3,969

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2005	2004	2003	2005	2004	2003
	(In millions)
Service cost	$77	$77	$66	$40	$36	$43
Interest cost	254	252	253	111	112	137
Expected return on plan assets	(345)	(286)	(248)	(45)	(44)	(43)
Amortization of prior service cost	8	9	9	(45)	(40)	(9)
Amortization of transition obligation	-	-	-	-	-	9
Recognized net actuarial loss	36	39	62	40	39	40
Net periodic cost	$30	$91	$142	$101	$103	$177
Company's share of net periodic cost (income)	$(4)	$-	$5	$2	$3	$7

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost
	Pension Benefits			Other Benefits
for Years Ended December 31	2005	2004	2003	2005	2004	2003
Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	3.50%	3.50%

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point ncrease	Point Decrease
	(In millions)
Effect on total of service and interest cost	$23	$(19)
Effect on postretirement benefit obligation	$239	$(209)

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company recognized a prepaid benefit cost of $89 million as of December 31, 2005. As prescribed by SFAS 87, the Company eliminated its additional minimum liability of $71 million. In addition, the entire AOCL balance was credited by $42 million (net of $29 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

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

4. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Long-term Debt and Other Long-term Obligations-

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Long-term debt	$692	$683	$730	$731

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

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities:(1)
-Government obligations	$87	$87	$78	$78
-Corporate debt securities	6	6	5	5
	93	93	83	83
Equity securities(1)	142	142	137	137
	$235	$235	$220	$220

(1) Includes nuclear decommissioning trust investments.

The fair value of investments other than cash and cash equivalents represent cost (which approximates fair value) or the present value of the cash inflows based on the yield to maturity. The yields assumed were based on financial instruments with similar characteristics and terms.

Investments other than cash and cash equivalents include decommissioning trust investments, which are classified as available-for-sale securities. The Company has no securities held for trading purposes. The following table summarizes the amortized cost basis, gross unrealized gains and losses and fair values for decommissioning trust investments as of December 31:

	2005				2004
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)
Debt securities	$92	$2	$1	$93	$80	$3	$-	$83
Equity securities	113	30	1	142	113	24	3	134
	$205	$32	$2	$235	$193	$27	$3	$217

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2005 were as follows:

	2005	2004	2003
	(In millions)
Proceeds from sales	$138	$179	$84
Gross realized gains	6	30	2
Gross realized losses	7	1	1
Interest and dividend income	6	6	5

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2005:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions)
Debt securities	$29	$-	$10	$-	$39	$1
Equity securities	20	1	4	1	24	1
	$49	$1	$14	$1	$63	$2

The Company periodically evaluates the securities held by its nuclear decommissioning trusts for other-than-temporary impairment. The Company considers the length of time and the extent to which the security's fair value has been less than its cost basis and other factors to determine whether an impairment is other than temporary. The recovery of amounts contributed to the Company's decommissioning trusts are subject to regulatory accounting in accordance with SFAS 71. Net unrealized gains and losses are recorded as regulatory liabilities or assets since the difference between investments held in trust and the decommissioning liabilities will be recovered from or refunded to customers.

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

Such costs for the three years ended December 31, 2005 are summarized as follows:

	2005	2004	2003
	(In millions)
Operating leases
Interest element	$1.9	$1.8	$1.9
Other	1.0	1.1	1.6
Total rentals	$2.9	$2.9	$3.5

The future minimum lease payments as of December 31, 2005 are:

Operating Leases
(In millions)
2006	$3.5
2007	3.4
2008	3.3
2009	3.5
2010	3.3
Years thereafter	46.0
Total minimum lease payments	63.0

6.  VARIABLE INTEREST ENTITIES:

FIN 46R addresses the consolidation of VIEs, including special-purpose entities, that are not controlled through voting interests or in which the equity investors do not bear the entity’s residual economic risks and rewards. FirstEnergy adopted FIN 46R for special-purpose entities as of December 31, 2003 and for all other entities in the first quarter of 2004. The Company consolidates VIEs when it is determined to be the VIE’s primary beneficiary as defined by FIN 46R.

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

The Company has determined that for all but one of these entities, the Company has no variable interests in the entities or the entities are governmental or not-for-profit organizations not within the scope of FIN 46R. The Company may hold a variable interest in the remaining entity, which sells its output at variable price that correlates to some extent with the operating costs of the plant. As required by FIN 46R, the Company periodically requests the information necessary from this entity to determine whether it is a VIE or whether the Company is the primary beneficiary. The Company has been unable to obtain the requested information, which was deemed by the requested entity to be proprietary. As such, the Company applied the scope exception that exempts enterprises unable to obtain the necessary information to evaluate entities under FIN 46R. The purchased power costs from this entity during 2005, 2004 and 2003 were $50 million, $54 million and $53 million, respectively.

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

A February 2002 Commonwealth Court of Pennsylvania decision affirmed the June 2001 PPUC decision regarding approval of the FirstEnergy/GPU merger, remanded the issues of quantification and allocation of merger savings to the PPUC and denied the Company the rate relief initially approved in the PPUC decision. On October 2, 2003, the PPUC issued an order concluding that the Commonwealth Court reversed the PPUC’s June 2001 order in its entirety. In accordance with the PPUC's direction, the Company filed supplements to its tariffs that became effective in October 2003 and that reflected the CTC rates and shopping credits in effect prior to the June 2001 order.

The Company and Penelec had been negotiating with interested parties in an attempt to resolve the merger savings issues that are the subject of remand from the Commonwealth Court. The Company's and Penelec’s combined portion of total merger savings during 2001 - 2004 is estimated to be approximately $51 million. In late 2005, settlement discussions broke off as unsuccessful. A procedural schedule was established by the ALJ on January 17, 2006. The companies’ initial testimony is due on March 1, 2006 with testimony of the other parties and additional testimony by the companies to be filed through October, 2006. Hearings are scheduled for the end of October 2006 with the ALJ’s recommended decision to be issued in February, 2007. The companies are unable to predict the outcome of this proceeding.

In an October 16, 2003 order, the PPUC approved September 30, 2004 as the date for the Company's NUG trust fund refunds. The PPUC order also denied its accounting treatment request regarding the CTC rate/shopping credit swap by requiring the Company to treat the stipulated CTC rates that were in effect from January 1, 2002 on a retroactive basis. On October 22, 2003, the Company filed an Objection with the Commonwealth Court asking that the Court reverse this PPUC finding; a Commonwealth Court judge subsequently denied its Objection on October 27, 2003 without explanation. On October 31, 2003, the Company filed an Application for Clarification of the Court order with the judge, a Petition for Review of the PPUC's October 2 and October 16, 2003 Orders, and an application for reargument, if the judge, in his clarification order, indicates that the Company's Objection was intended to be denied on the merits. The Reargument Brief before the Commonwealth Court was filed on January 28, 2005.

As of December 31, 2005, the Company's regulatory deferral pursuant to the 1998 Restructuring Settlement (including the Phase 2 Proceedings) and the FirstEnergy/GPU Merger Settlement Stipulation is $333 million.

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
The Company, ATSI, JCP&L, Penelec, and FES continue to be involved in FERC hearings concerning the calculation and imposition of Seams Elimination Cost Adjustment (SECA) charges to various load serving entities. Pursuant to its January 30, 2006 Order, the FERC has compressed both phases of this proceeding into a single hearing scheduled to begin May 1, 2006, with an initial decision on or before August 11, 2006.

   On January 12, 2005, the Company filed, before the PPUC, a request for deferral of transmission-related costs beginning January 1, 2005, estimated to be approximately $4 million per month. The OCA, OSBA, OTS, MEIUG, PICA, Allegheny Electric Cooperative and Pennsylvania Rural Electric Association have all intervened in the case. To date, no hearing schedule has been established, and the Company has not yet implemented deferral accounting for these costs.

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

8.  CAPITALIZATION:

(A) RETAINED EARNINGS-

In general, the Company’s first mortgage indenture restricts the payment of dividends or distributions on or with respect to the Company’s common stock to amounts credited to earned surplus since the date of its indenture. As of December 31, 2005, the Company had retained earnings available to pay common stock dividends of $27 million, net of amounts restricted under the Company’s first mortgage indenture.

(B) PREFERRED AND PREFERENCE STOCK-

The Company’s preferred stock authorization consists of 10 million shares without par value. No preferred shares are currently outstanding.

(C) LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS-

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

Based on the amount of bonds authenticated by the Trustee through December 31, 2005, the Company’s annual sinking fund requirements for all bonds issued under the mortgage amount to $8 million. The Company could fulfill its sinking fund obligation by providing refundable bonds, property additions or cash to the Trustee.

Sinking fund requirements for FMB and maturing long-term debt for the next five years are:

(In millions)
2006	$100
2007	50
2008	-
2009	-
2010	100

The Company’s obligations to repay certain pollution control revenue bonds are secured by several series of FMB. Certain pollution control revenue bonds are entitled to the benefit of noncancelable municipal bond insurance policies of $42 million to pay principal of, or interest on, the pollution control revenue bonds. To the extent that drawings are made under the policies, the Company is entitled to a credit against its obligation to repay that bond. For the pollution control revenue bonds issued in 2005, the Company pays annual fees of 0.16% of the amount of the policy to the insurer. The Company is obligated to reimburse the insurers for any drawings thereunder.

9.	ASSET RETIREMENT OBLIGATIONS

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

The Company initially identified applicable legal obligations as defined under the standard for nuclear power plant decommissioning of TMI-2. The ARO liability as of the date of adoption was $198 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The Company expects substantially all nuclear decommissioning costs to be recoverable through regulated rates. Therefore, a regulatory liability of $61 million was recognized upon adoption of SFAS 143. The Company’s share of the obligation to decommission these units was developed based on site specific studies performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO.

In 2004, the Company revised the ARO associated with TMI-2 as the result of an updated study and the anticipated operating license extension for TMI-1. The abandoned TMI-2 is adjacent to TMI-1 and the units are expected to be decommissioned concurrently. The net decrease in the TMI-2 ARO liability and corresponding regulatory asset was $89 million.

The Company maintains the nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2005, the fair value of the decommissioning trust assets was $235 million.

The Company implemented FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143 on December 31, 2005. FIN 47 provides accounting standards for conditional retirement obligations associated with tangible long-lived assets, requiring recognition of the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate can be identified. FIN 47 states that an obligation exists even though there may be uncertainty about timing or method of settlement and further clarifies SFAS 143, stating that the uncertainty surrounding the timing and method of settlement when settlement is conditional on a future event occurring should be reflected in the measurement of the liability not in the recognition of the liability. Accounting fro conditional ARO under FIN 47 is the same as described above for SFAS 143.

The Company identified applicable legal obligations as defined under the new standard at its hydroelectric generation facilities, substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. As a result of adopting FIN 47 in December 2005, the Company recorded a conditional ARO liability of $0.6 million (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $0.2 million (recorded as part of the carrying amount of the related long-lived asset) and accumulated depreciation of $0.1 million. As a result, the Company recorded a $0.5 million cumulative effect adjustment ($0.3 million, net of tax) for unrecognized depreciation and accretion as of December 31, 2005. The costs of remediation were based on costs incurred during recent remediation projects performed at each of these locations. The conditional ARO liability was developed utilizing an expected cash flow approach (as discussed in SFAC 7) to measure the fair value of the ARO. The Company used a probability weighted analysis to estimate when remediation payments would begin. The effect on income as if FIN 47 had been applied during 2004 and 2003 was immaterial.

The following table describes the changes to the ARO balances during 2005 and 2004:

	2005	2004
ARO Reconciliation	(In millions)
Balance at beginning of year	$133	$210
Accretion	8	12
Revisions in estimated cash flows	-	(89)
FIN 47 ARO	1	-
Balance at end of year	$142	$133

10.  SHORT-TERM BORROWINGS:

Short-term borrowings outstanding as of December 31, 2005, consisted of $140 million of borrowings from affiliates. Met-Ed Funding, a wholly owned subsidiary of Met-Ed, is a limited liability company whose borrowings are secured by customer accounts receivable purchased from Met-Ed. It can borrow up to $80 million under a receivables financing arrangement at rates based on certain bank commercial paper and is required to pay an annual facility fee is 0.15% on the entire finance limit. This financing arrangement expires on June 29, 2006. As a separate legal entity with separate creditors, it would have to satisfy its obligations to creditors before any of its remaining assets could be made available to the Company.

In June 2005, the Company, FirstEnergy, OE, Penn, CEI, TE, JCP&L, Penelec, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility with a syndicate of banks that expires in June 2010. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment expiration date, as the same may be extended. The Company's borrowing limit under the facility is $250 million. The average interest rate on short-term borrowings outstanding as of December 31, 2005 and 2004, was 4.0% and 2.0%, respectively.

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

 (B) ENVIRONMENTAL MATTERS-

The Company accrues environmental liabilities only when it concludes that it is probable that we have an obligation for such costs and can reasonably estimate the amount of such costs. Unasserted claims are reflected in our determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

The Company has been named as a PRP at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, the Company’s proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Total liabilities of approximately $49,000 have been accrued through December 31, 2005.

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

Legal Matters

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to the Company's normal business operations, pending against the Company, the most significant of which are described above.

12. `NEW ACCOUNTING STANDARDS AND INTERPRETATIONS:

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

13.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 2005 and 2004.

	March 31,	June 30,	Sept. 30,	Dec. 31,
Three Months Ended	2005	2005	2005	2005
	(In millions)
Operating Revenues	$295.8	$263.1	$333.2	$284.3
Operating Expenses and Taxes	274.7	243.1	327.9	267.6
Operating Income	21.1	20.0	5.3	16.7
Other Income	6.4	7.0	6.5	7.2
Net Interest Charges	11.0	11.3	10.8	11.2
Income before cumulative effect	16.5	15.7	1.0	12.7
Cumulative effect of accounting change	-	-	-	(0.3)
Net Income	$16.5	$15.7	$1.0	$12.4

	March 31,	June 30,	Sept. 30,	Dec. 31,
Three Months Ended	2004	2004	2004	2004
	(In millions)
Operating Revenues	$260.9	$242.0	$285.4	$282.5
Operating Expenses and Taxes	237.6	228.5	265.1	253.4
Operating Income	23.3	13.5	20.3	29.1
Other Income	5.5	6.2	6.9	7.0
Net Interest Charges	10.8	13.0	10.1	10.9
Net Income	$18.0	$6.7	$17.1	$25.2