Form 10-K, Exhibit 13
period 2005-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; OHIO EDISON CO; PENNSYLVANIA POWER CO; TOLEDO EDISON CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; PENNSYLVANIA ELECTRIC CO; FIRSTENERGY CORP
filed 2006-03-02
CIK 20947, 73960, 77278, 352049, 53456, 65350, 77227, 1031296

PENNSYLVANIA ELECTRIC COMPANY

2005 ANNUAL REPORT TO STOCKHOLDERS

Pennsylvania Electric Company is a wholly owned electric utility operating subsidiary of FirstEnergy Corp. It engages in the distribution and sale of electric energy in an area of approximately 17,600 square miles in western Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 1.7 million. The Company is a lessee of the property of the Waverly Electric Light & Power Company, which provides electric energy service in Waverly, New York and vicinity.

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify Pennsylvania Electric Company and its affiliates:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an Ohio electric utility operating subsidiary
Companies	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial, and other corporate support services
FirstEnergy	FirstEnergy Corp., a public utility holding company
GPU	GPU, Inc., former parent of JCP&L, Met-Ed and Penelec, which merged with FirstEnergy on November 7, 2001
GPUS	GPU Service Company, previously provided corporate support services
JCP&L	Jersey Central Power & Light Company, an affiliated New Jersey electric utility
Met-Ed	Metropolitan Edison Company, an affiliated Pennsylvania electric utility
NGC	FirstEnergy Nuclear Generation Corp., owns nuclear generating facilities
OE	Ohio Edison Company, an affiliated Ohio electric utility
Penelec	Pennsylvania Electric Company
Penn	Pennsylvania Power Company, an affiliated Pennsylvania electric utility
TE	The Toledo Edison Company, an affiliated Ohio electric utility

The following abbreviations and acronyms are used to identify frequently used terms in this report:

ALJ	Administrative Law Judge
AOCL	Accumulated Other Comprehensive Loss
APB	Accounting Principles Board
APB 29	APB Opinion No. 29, "Accounting for Accounting Research Bulletin"
ARB	Accounting Research Bulletin
ARB 43	ARB No. 43, "Restatement and Revision of Accounting Research Bulletin"
ARO	Asset Retirement Obligation
CTC	Competitive Transition Charge
ECAR	East Central Area Reliability Coordination Agreement
EITF	Emerging Issues Task Force
EITF 03-1	EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary and Its Application to Certain Investments”
EITF 04-13	EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty
EPACT	Energy Policy Act of 2005
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN 46R	FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities"
FIN 47	FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143"
FMB	First Mortgage Bonds
FSP	FASB Staff Position
FSP 106-1	FASB Staff Position No.106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 106-2	FASB Staff Position No.106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"
FSP 115-1 and FAS 124-1	FASB Staff Position No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments"
GAAP	Accounting Principles Generally Accepted in the United States
IRS	Internal Revenue Service
KWH	Kilowatt-hours
Medicare Act	Medicare Prescription Drug, Improvement and Modernization Act of 2003
MEIUG	Met-Ed Industrial Users Group
MISO	Midwest Independent Transmission System Operator, Inc.
Moody’s	Moody’s Investors Service
NERC	North American Electric Reliability Council
NUG	Non-Utility Generation
OCA	Office of Consumer Advocate

i

GLOSSARY OF TERMS Cont'd.

OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
OSBA	Office of Small Business Advocate
OTS	Office of Trial Staff
PICA	Penelec Industrial Customer Association
PJM	PJM Interconnection L. L. C.
PLR	Provider of Last Resort
PPUC	Pennsylvania Public Utility Commission
PRP	Potentially Responsible Party
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act
S&P	Standard & Poor’s Ratings Service
SEC	United States Securities and Exchange Commission
SFAC	Statement of Financial Accounting Concepts
SFAC 7	SFAC No. 7 “Using Cash Flow Information and Present Value in Accounting Measurements”
SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 87	SFAS No. 87, "Employers' Accounting for Pensions"
SFAS 101	SFAS No. 101, "Accounting for Discontinuation of Application of SFAS 71"
SFAS 106	SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
SFAS 115	SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"
SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”
SFAS 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 151	SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4"
SFAS 153	SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29"
SFAS 154	SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3"
TMI-1	Three Mile Island Unit 1
TMI-2	Three Mile Island Unit 2
VIE	Variable Interest Entity

ii

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of Pennsylvania Electric Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, preferred stock, cash flows and taxes present fairly, in all material respects, the financial position of Pennsylvania Electric Company and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

PENNSYLVANIA ELECTRIC COMPANY

SELECTED FINANCIAL DATA
					Nov 7 -	Jan 1-
	2005	2004	2003	2002	Dec. 31, 2001	Nov. 6, 2001
	(Dollars in thousands)

GENERAL FINANCIAL INFORMATION:

Operating Revenues	$1,122,025	$1,036,070	$974,857	$1,027,102	$140,062	$834,548

Operating Income	$63,977	$73,680	$60,245	$88,190	$14,341	$70,049

Income Before Cumulative Effect
of Accounting Changes	$27,553	$36,030	$20,237	$50,910	$10,795	$23,718

Net Income	$26,755	$36,030	$21,333	$50,910	$10,795	$23,718

Total Assets	$2,698,577	$2,813,752	$3,052,243	$3,163,254	$3,300,269

CAPITALIZATION AS OF DECEMBER 31:
Common Stockholder’s Equity	$1,333,877	$1,305,015	$1,297,332	$1,353,704	$1,306,576
Company-Obligated Trust
Preferred Securities	-	-	-	92,214	92,000
Long-Term Debt and Other Long-Term Obligations	476,504	481,871	438,764	470,274	472,400
Total Capitalization	$1,810,381	$1,786,886	$1,736,096	$1,916,192	$1,870,976

CAPITALIZATION RATIOS:
Common Stockholder’s Equity	73.7%	73.0%	74.7%	70.7%	69.8%
Company-Obligated Trust
Preferred Securities	-	-	-	4.8	4.9
Long-Term Debt and Other Long-Term Obligations	26.3	27.0	25.3	24.5	25.3
Total Capitalization	100.0%	100.0%	100.0%	100.0%	100.0%

DISTRIBUTION KWH DELIVERIES (Millions):
Residential	4,457	4,249	4,166	4,196	721	3,264
Commercial	5,010	4,792	4,748	4,753	758	3,733
Industrial	4,729	4,589	4,443	4,336	685	3,658
Other	40	39	41	42	7	34
Total	14,236	13,669	13,398	13,327	2,171	10,689

CUSTOMERS SERVED:
Residential	506,113	505,999	503,738	503,007	502,901
Commercial	78,847	78,519	77,737	77,125	76,005
Industrial	2,458	2,492	2,545	2,605	2,652
Other	1,053	1,056	1,069	1,081	1,099
Total	588,471	588,066	585,089	583,818	582,657

NUMBER OF EMPLOYEES:	867	843	887	*	*	*

* For years prior to 2003 Penelec's employees were employed by GPU Service Company.

PENNSYLVANIA ELECTRIC COMPANY

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

Results of Operations

Net income decreased to $27 million in 2005, compared to $36 million in 2004. The decrease in 2005 resulted from higher purchased power costs and other operating costs, partially offset by higher operating revenues. Net income increased to $36 million in 2004 from $21 million in 2003. In 2004, net income was higher due to higher operating revenues and other income partially offset by higher purchased power costs and other operating costs.

Operating Revenues

Operating revenues increased by $86 million in 2005 compared to 2004, primarily due to higher sales levels. Revenues from retail generation increased by $35 million due mainly to a total 5.9% increase in KWH sales with increases in all sectors (industrial - 8.5%, residential - 4.9% and commercial - 5.0%) due to unusually warm summer temperatures and improved economic conditions in our service area in 2005 compared to 2004. Retail generation KWH sales also increased as a result of reduced customer shopping in 2005 compared to 2004 as industrial customers continued to return to us after switching to alternative suppliers (a 4.0 percentage point decrease in shopping). Revenues from distribution deliveries increased by $11 million due to a 4.1% increase in electricity throughput, reflecting the effect of the warmer summer temperatures, were partially offset by lower unit prices. Transmission revenues increased $37 million in 2005 compared with 2004 in part from increased loads due to warmer weather and higher transmission usage prices.

Operating revenues increased by $61 million in 2004 compared to 2003, primarily as a result of higher revenues from distribution deliveries and transmission revenues, which were partially offset by lower retail generation revenues. Revenues from distribution deliveries increased by $30 million due to higher unit prices and a 2.0% increase in electricity throughput with increases in all customer sectors. KWH deliveries increased to commercial and industrial customers reflecting an improving economy in our service area. Retail generation revenues decreased by $9 million due to lower composite prices. This decrease was partially offset by a 3.1% increase in retail generation KWH sales due to generation customers returning to us after switching to alternative suppliers. Transmission revenues increased $40 million in 2004 compared with 2003 due to an amended power supply agreement with FES, which resulted in our recognizing certain transmission revenues that were previously attributed to FES which also increased transmission expenses as discussed below.

Changes in electric generation sales and distribution deliveries in 2005 and 2004 are summarized in the following table:

Increases in Distribution Deliveries	2005	2004

Residential	4.9%	2.0%
Commercial	4.6%	0.9%
Industrial	3.1%	3.3%
Total Increases in Distribution Deliveries	4.1%	2.0%

Operating Expenses and Taxes

Total operating expenses and taxes increased by $96 million, or 9.9%, in 2005 and increased $48 million, or 5.2%, in 2004, compared to the preceding year. Higher purchased power costs, other operating costs and depreciation partially offset by lower income taxes and deferral of new regulatory assets, accounted for the increase in 2005. In 2004, the increase was due to higher purchased power costs, other operating costs and income taxes. The following table presents changes from the prior year by expense category:

Operating Expenses and Taxes - Changes	2005	2004
Increase (Decrease)	(In millions)
Purchased power costs	$50	$20
Other operating costs	61	19
Provision for depreciation	2	(6)
Amortization of regulatory assets	-	7
Deferral of new regulatory assets	(3)	-
General taxes	1	1
Income taxes	(15)	7
Total operating expenses and taxes	$96	$48

Purchased power costs increased by $50 million or 8.8% in 2005, compared to the prior year. The increase was due primarily to a 5.6% increase in KWH purchases to meet the increased retail generation sales. Purchased power costs increased by $20 million or 3.7% in 2004, compared to 2003, due primarily to higher KWH purchased to meet increased retail generation sales requirements caused by reduced shopping and better economic conditions.

Other operating costs increased by $61 million or 30.9% in 2005, compared to 2004. The increase was the result of significantly higher transmission expenses due primarily to increased loads and higher transmission system usage charges. Other operating costs increased by $19 million or 10.5% in 2004, compared to 2003. The increase was due primarily to increased transmission expenses, which were assumed in 2004 due to a change in the power supply agreement with FES, and to higher vegetation management costs.

Depreciation charges increased in 2005 primarily due to the transfer of information system software assets from FESC to Penelec in 2005. Depreciation charges decreased in 2004 compared to 2003 due to certain assets being fully depreciated in 2004. Amortization of regulatory assets increased in 2004 from 2003 due to a higher level of deferred NUG cost recovery. The deferral of new regulatory assets represents costs incurred for the Universal Service and Energy Conservation Programs that are recoverable through future rates.

Net Interest Charges

Interest on long-term debt decreased $1 million in 2005 due to the redemption and refinancing of our outstanding debt using lower-rate instruments. This decrease was partially offset by higher interest expense resulting from intercompany loans through the money pool discussed below. In 2004, net interest charges decreased $2 million compared to the prior year, reflecting the redemption of $100 million of 7.34% subordinated debentures in September 2004. This decrease was partially offset by interest expense resulting from intercompany loans through the money pool.

Cumulative Effect of Accounting Change

Results in 2005 include an after-tax charge to net income of $0.8 million recorded upon the adoption of FIN 47 in December 2005. We identified applicable legal obligations as defined under the new standard at our substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. As a result of adopting FIN 47 in December 2005, we recorded a conditional ARO liability of $1.6 million (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $0.4 million (recorded as part of the carrying amount of the related long-lived asset), and accumulated depreciation of $0.2 million.

Upon adoption of SFAS 143 in the first quarter of 2003, we recorded an after-tax gain to net income of $1.1 million. The cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and ceasing the accounting practice of depreciating non-regulated generation assets using a cost of removal component was a $1.9 million increase to income, or $1.1 million net of income taxes.

Capital Resources and Liquidity

Our cash requirements in 2005 for operating expenses, construction expenditures and scheduled debt maturities were met with a combination of cash from operations and funds from the capital markets. During 2006 and thereafter, we expect to meet our contractual obligations with a combination of cash from operations and funds from the capital markets.

Changes in Cash Position

As of December 31, 2005, we had $35,000 of cash and cash equivalents compared with $36,000 as of December 31, 2004. The major sources for changes in these balances are summarized below.

Cash Flows From Operating Activities

Our net cash provided from operating activities was $143 million in 2005, $46 million in 2004 and $16 million in 2003, summarized as follows:

Operating Cash Flows	2005	2004	2003
	(In millions)
Cash earnings(1)	$77	$112	$88
Pension trust contribution(2)	(14)	(30)	-
Working capital and other	80	(36)	(72)

Net cash provided from operating activities	$143	$46	$16

(1) Cash earnings are a Non-GAAP measure (see reconciliation below).
(2) Pension trust contributions in 2005 and 2004 are net of $6 million and $20 million of income tax benefits, respectively.

Cash earnings (in the table above) are not a measure of performance calculated in accordance with GAAP. We believe that cash earnings is a useful financial measure because it provides investors and management with an additional means of evaluating our cash-based operating performance. The following table reconciles cash earnings with net income:

Reconciliation of Cash Earnings	2005	2004	2003
	(In millions)
Net Income (GAAP)	$27	$36	$21
Non-Cash Charges (Credits):
Provision for depreciation	49	47	52
Amortization of regulatory assets	50	50	45
Deferral of new regulatory assets	(3)	-	-
Deferred costs recoverable as regulatory assets	(59)	(87)	(80)
Deferred income taxes and investment tax credits*	9	58	41
Cumulative effect of accounting change	1	-	(2)
Other non-cash charges	3	8	11
Cash earnings (Non-GAAP)	$77	$112	$88

*	Excludes $20 million of deferred tax benefits from pension contributions in 2004.

Net cash provided from operating activities increased $97 million in 2005 compared to 2004 resulting from an increase of $116 million from working capital changes and a $16 million decrease in after-tax voluntary pension plan contributions, partially offset by a decrease of $35 million in cash earnings. The increase from working capital was principally due to an increase of $73 million in cash provided from the settlement of receivables and an increase in accrued taxes of $21 million. Cash earnings decreased for the reasons described under "Results of Operations" above. Net cash from operating activities increased by $30 million in 2004 compared to 2003 resulting from increases of $36 million from working capital changes and $24 million in cash earnings for the reason described under "Results of Operations" above, partially offset by a $30 million after-tax voluntary pension contribution in 2004. The increase from working capital was principally due to reduced cash outflows for accounts payable.

Cash Flows From Financing Activities

Net cash used for financing activities of $39 million in 2005 compares to net cash provided from financing activities of $76 million in 2004. The net change of $115 million reflects a $76 million decrease of debt financings and a $39 million increase in common stock dividend payments to FirstEnergy. Net cash provided from financing activities of $76 million in 2004 compares to cash used for financing activities of $49 million in 2003. The net change reflects a $97 million increase in borrowings and a $28 million decrease in common stock dividend payments to FirstEnergy. The following table provides details regarding new issues and redemptions during each year:

Securities Issued or Redeemed	2005	2004	2003
	(In millions)
New Issues:
Pollution control notes	$45	$150	$-

Redemptions:
FMB	49	229	1
Unsecured notes	8	-	-
	$57	$229	$1

Short-term Borrowings, net	$20	$163	$(12)

We had approximately $35,000 of cash and temporary investments and approximately $261 million of short-term indebtedness as of December 31, 2005. We have authorization from the SEC to incur short-term debt of up to $250 million and authorization from the PPUC to incur money pool borrowings of up to $300 million. In addition, we have $75 million of available accounts receivable financing facilities as of December 31, 2005 from Penelec Funding, our wholly owned subsidiary. As a separate legal entity with separate creditors, Penelec Funding would have to satisfy its obligations to creditors before any of its remaining assets could be made available to us.

We will not issue FMB other than as collateral for senior notes, since our senior note indentures prohibit (subject to certain exceptions) us from issuing any debt which is senior to the senior notes. As of December 31, 2005, we had the capability to issue $89 million of additional senior notes based upon FMB collateral. We have no restrictions on the issuance of preferred stock.

On June 14, 2005, we, FirstEnergy, OE, Penn, CEI, TE, JCP&L, Met-Ed, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment expiration date, as the same may be extended. Our borrowing limit under the facility is $250 million.

Under the revolving credit facility, borrowers may request the issuance of letters of credit expiring up to one year from the date of issuance. The stated amount of outstanding letters of credit will count against total commitments available under the facility and against the applicable borrower’s borrowing sub-limit. Total unused borrowing capability under the existing credit facility and accounts receivable financing facilities totaled $325 million as of December 31, 2005.

The revolving credit facility contains financial covenants requiring each borrower to maintain a consolidated debt to total capitalization ratio of no more than 65%. As of December 31, 2005, our debt to total capitalization as defined under the revolving credit facility was 36%.

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

Ratings of Securities	Securities	S&P	Moody’s	Fitch

FirstEnergy	Senior unsecured	BBB-	Baa3	BBB-

Penelec	Senior unsecured	BBB	Baa2	BBB

Cash Flows From Investing Activities

Cash used for investing activities totaled $104 million in 2005 and $123 million in 2004. The decrease in 2005 was primarily due to a $51 million repayment to the NUG trust fund in 2004 (see Note 7 to Consolidated Financial Statements) that did not recur in 2005 and an $11 million capital transfer from FESC in 2004, partially offset by a $56 million increase in property additions in 2005. Cash used for investing activities totaled $123 million in 2004 and cash provided from investing activities totaled approximately $22 million in 2003. The increase in cash used was primarily related to a $117 million change in NUG trust activity. Cash outflows for property additions primarily support Penelec's energy delivery operations.

Our capital spending for the period 2006 through 2010 is expected to be about $469 million, of which approximately $83 million applies to 2006. The capital spending is primarily for property additions supporting the distribution of electricity.

Contractual Obligations

As of December 31, 2005, our estimated cash payments under existing contractual obligations that we consider firm obligations were as follows:

			2007-	2009-
Contractual Obligations	Total	2006	2008	2010	Thereafter
	(In millions)
Long-term debt (1)	$479	$-	$-	$159	$320
Short-term borrowings	261	261	-	-	-
Operating leases	19	4	6	5	4
Purchases (2)	3,725	549	1,057	899	1,220
Total	$4,484	$814	$1,063	$1,063	$1,544

(1) Amounts reflected do not include interest on long-term debt.
(2) Power purchases under contracts with fixed or minimum quantities and approximate timing.

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

Decrease in the Fair Value of Derivative Contracts	Non-Hedge	Hedge	Total
	(In millions)
Change in the fair value of commodity derivative contracts
Outstanding net liability as of January 1, 2005	$(368)	$-	$(368)
New contract value when entered	-	-	-
Additions/Changes in value of existing contracts	324	-	324
Change in techniques/assumptions	-	-	-
Settled contracts	71	-	71

Net Assets - Derivatives Contracts as of December 31, 2005(1)	$27	$-	$27

Impact of Changes in Commodity Derivative Contracts(2)
Income Statement Effects (Pre-Tax)	$13	$-	$13
Balance Sheet Effects:
OCI (Pre-Tax)	$-	$-	$-
Regulatory Asset (net)	$(382)	$-	$(382)

(1)	Includes $13 million in non-hedge commodity derivative contracts, which are offset by a regulatory liability.
(2)	Represents the decrease in value of existing contracts, settled contracts and changes in techniques/ assumptions.

Derivatives are included on the Consolidated Balance Sheet as of December 31, 2005 as follows:

	Non-Hedge	Hedge	Total
	(In millions)
Current-
Other liabilities	$-	$-	$-
Other Assets	-	-	-

Non-Current-
Other noncurrent liabilities	-	-	-
Other Deferred Charges	27	-	27

Net assets	$27	$-	$27

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

Source of Information
- Fair Value by Contract Year	2006	2007	2008	2009	2010	Thereafter	Total
	(In millions)
Prices actively quoted(1)	$13	$(7)	$-	$-	$-	$-	$6
Other external sources(2)	5	3	2	-	-	-	10
Prices based on models	-	-	(10)	(2)	1	22	11
Total(3)	$18	$(4)	$(8)	$(2)	$1	$22	$27

(1) Exchange traded.
(2) Broker quote sheets.
(3) Includes $13 million in non-hedge commodity derivative contracts, which are offset by a regulatory liability.

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

Comparison of Carrying Value to Fair Value

						There-		Fair
Year of Maturity	2006	2007	2008	2009	2010	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents-
Fixed Income						$148	$148	$149
Average interest rate						4.8%	4.8%

Liabilities
Long-term Debt and Other Long-Term Obligations:
Fixed rate				$100	$59	$275	$434	$453
Average interest rate				6.1%	6.8%	5.8%	6.0%
Variable rate						$45	$45	$45
Average interest rate						3.1%	3.1%
Short-term Borrowings	$261						$261	$261
Average interest rate	4.0%						4.0%

       Equity Price Risk

Included in nuclear decommissioning trusts are marketable equity securities carried at their current fair value of approximately $62 million and $60 million as of December 31, 2005 and 2004, respectively. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $6 million reduction in fair value as of December 31, 2005 (see Note 4 - Fair Value of Financial Instruments).

Outlook

All of our customers are able to select alternative energy suppliers. We continue to deliver power to homes and businesses through our existing distribution system, which remains regulated. The PPUC authorized our rate restructuring plan, establishing separate charges for transmission, distribution, generation and stranded cost recovery, which is recovered through a CTC. Customers electing to obtain power from an alternative supplier have their bills reduced based on the regulated generation component, and the customers receive a generation charge from the alternative supplier. We have a continuing responsibility, referred to as our PLR obligation, to provide power to those customers not choosing to receive power from an alternative energy supplier, subject to certain limits.

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

As of December 31, 2005, our regulatory deferrals pursuant to the 1998 Restructuring Settlement (including the Phase 2 Proceedings) and the FirstEnergy/GPU Merger Settlement Stipulation are $48 million. This amount is subject to the pending resolution of taxable income issues associated with NUG Trust Fund proceeds.

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

We have been named as a PRP at waste disposal sites which may require cleanup under the Comprehensive Environmental Responsive, Comprehension and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantial and subject to dispute; however, federal law provides that PRPs for a particular site are held liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, our proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Total liabilities of approximately $3,000 have been accrued through December 31, 2005.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, we evaluate our goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment were indicated, we recognize a loss - calculated as the difference between the implied fair value of our goodwill and the carrying value of the goodwill. Our annual review was completed in the third quarter of 2005, with no impairment of goodwill indicated. The forecasts used in our evaluation of goodwill reflect operations consistent with our general business assumptions. Unanticipated changes in those assumptions could have a significant effect on our future evaluations of goodwill. In the year ended December 31, 2005, we adjusted goodwill to reverse pre-merger tax accruals due to the final resolution of tax contingencies related to the GPU acquisition. As of December 31, 2005, we had approximately $882 million of goodwill.

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

In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (our share was $20 million). As a result of our voluntary contribution and the increased market value of pension plan assets, we recognized a prepaid benefit cost of $90 million as of December 31, 2005. As prescribed by SFAS 87, we eliminated our additional minimum liability of $90 million. In addition, the entire AOCL balance was credited by $53 million (net of $37 million of deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Health care cost trends have significantly increased and will affect future OPEB costs. The 2005 and 2004 composite health care trend rate assumptions are approximately 9-11%, gradually decreasing to 5% in later years. In determining our trend rate assumptions, we included the specific provisions of our health care plans, the demographics and utilization rates of plan participants, actual cost increases experienced in our health care plans, and projections of future medical trend rates. The effect on Penelec's portion of pension and OPEB costs from changes in key assumptions are as follows:

Increase in Costs from Adverse Changes in Key Assumptions

Assumption	Adverse Change	Pension	OPEB	Total
	(In millions)
Discount rate	Decrease by 0.25%	$1.0	$0.5	$1.5
Long-term return on assets	Decrease by 0.25%	$1.2	$0.3	$1.5
Health care trend rate	Increase by 1%	na	$2.7	$2.7

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

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2005	2004	2003
	(In thousands)

OPERATING REVENUES (Note 2(I))	$1,122,025	$1,036,070	$974,857

OPERATING EXPENSES AND TAXES:
Purchased power (Note 2(I))	620,509	570,349	550,155
Other operating costs (Note 2(I))	257,869	197,089	178,393
Provision for depreciation	49,410	47,104	51,754
Amortization of regulatory assets	50,348	50,403	44,908
Deferral of new regulatory assets	(3,239)	-	-
General taxes	68,984	68,132	66,999
Income taxes	14,167	29,313	22,403
Total operating expenses and taxes	1,058,048	962,390	914,612

OPERATING INCOME	63,977	73,680	60,245

OTHER INCOME	2,568	2,314	1,885

NET INTEREST CHARGES:
Interest on long-term debt	29,540	30,029	29,565
Allowance for borrowed funds used during construction	(908)	(248)	(320)
Deferred interest	-	190	4,553
Other interest expense	10,360	9,993	4,318
Subsidiary's preferred stock dividend requirements	-	-	3,777
Net interest charges	38,992	39,964	41,893

INCOME BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGES	27,553	36,030	20,237

Cumulative effect of accounting changes (net of income taxes (benefit)
of ($566,000) and $777,000, respectively) (Note 2(G))	(798)	-	1,096

NET INCOME	$26,755	$36,030	$21,333

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2005	2004
	(in thousands)
ASSETS
UTILITY PLANT:
In service	$2,043,885	$1,981,846
Less - Accumulated provision for depreciation	784,494	776,904
	1,259,391	1,204,942
Construction work in progress	30,888	22,816
	1,290,279	1,227,758
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts	113,368	109,620
Non-utility generation trusts	96,761	95,991
Long-term notes receivable from associated companies	17,624	14,001
Other	15,031	18,746
	242,784	238,358
CURRENT ASSETS:
Cash and cash equivalents	35	36
Receivables-
Customers (less accumulated provision of $4,184,000 and $4,712,000
respectively, for uncollectible accounts)	129,960	121,112
Associated companies	18,626	97,528
Other	12,800	12,778
Notes receivable from associated companies	-	7,352
Prepayments and other	7,936	7,198
	169,357	246,004
DEFERRED CHARGES AND OTHER ASSETS:
Goodwill	882,344	888,011
Regulatory assets	-	200,173
Prepaid pension costs	89,637	-
Other	24,176	13,448
	996,157	1,101,632
	$2,698,577	$2,813,752
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	$1,333,877	$1,305,015
Long-term debt and other long-term obligations	476,504	481,871
	1,810,381	1,786,886
CURRENT LIABILITIES:
Currently payable long-term debt	-	8,248
Short-term borrowings (Note 10)-
Associated companies	261,159	241,496
Accounts payable-
Associated companies	33,770	56,154
Other	38,277	25,960
Accrued taxes	27,905	7,999
Accrued interest	8,905	9,695
Other	19,756	23,750
	389,772	373,302
NONCURRENT LIABILITIES:
Power purchase contract loss liability	-	382,548
Regulatory liabilities	162,937	-
Retirement benefits	102,046	118,247
Asset retirement obligation	72,295	66,443
Accumulated deferred income taxes	106,871	37,318
Other	54,275	49,008
	498,424	653,564
COMMITMENTS AND CONTINGENCIES
(Notes 5 and 11)	$2,698,577	$2,813,752

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2005	2004
	(Dollars in thousands, except per share amounts)
COMMON STOCKHOLDER'S EQUITY:
Common stock, par value $20 per share, authorized 5,400,000 shares
5,290,596 shares outstanding	$105,812	$105,812
Other paid-in capital	1,202,551	1,205,948
Accumulated other comprehensive loss (Note 2 (F))	(309)	(52,813)
Retained earnings (Note 8(A))	25,823	46,068
Total common stockholder's equity	1,333,877	1,305,015

LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS (Note 8 (C)):
First mortgage bonds:
6.125% due 2007	-	3,495
5.350% due 2010	12,310	12,310
5.350% due 2010	12,000	12,000
5.800% due 2020	-	20,000
6.050% due 2025	-	25,000
Total first mortgage bonds	24,310	72,805

Unsecured notes:
7.500% due 2005	-	8,000
6.125% due 2009	100,000	100,000
7.770% due 2010	35,000	35,000
5.125% due 2014	150,000	150,000
6.625% due 2019	125,000	125,000
* 3.080% due 2020	20,000	-
* 3.030% due 2025	25,000	-
Total unsecured notes	455,000	418,000

Capital lease obligations	-	43
Net unamortized discount on debt	(2,806)	(729)
Long-term debt due within one year	-	(8,248)
Total long-term debt	476,504	481,871

TOTAL CAPITALIZATION	$1,810,381	$1,786,886

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
* Unsecured note has a variable-rate. Rate shown is the current applicable rate.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
		Common Stock		Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income (Loss)	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2003		5,290,596	$105,812	$1,215,256	$(69)	$32,705
Net income	$21,333					21,333
Net unrealized gain on derivative instruments	72				72
Minimum liability for unfunded retirement benefits,
net of $(29,908,000) of income taxes	(42,188)				(42,188)
Comprehensive loss	$(20,783)
Cash dividends on common stock						(36,000)
Purchase accounting fair value adjustment				411
Balance, December 31, 2003		5,290,596	105,812	1,215,667	(42,185)	18,038
Net income	$36,030					36,030
Net unrealized loss on investments	(2)				(2)
Net unrealized loss on derivative instruments, net
of $(249,000) of income taxes	(353)				(353)
Minimum liability for unfunded retirement benefits,
net of $(7,298,000) of income taxes	(10,273)				(10,273)
Comprehensive income	$25,402
Cash dividends on common stock						(8,000)
Purchase accounting fair value adjustment				(9,719)
Balance, December 31, 2004		5,290,596	105,812	1,205,948	(52,813)	46,068
Net income	$26,755					26,755
Net unrealized gain on investments
of $4,000 of income taxes	3				3
Net unrealized gain on derivative instruments, net
of $24,000 of income taxes	40				40
Minimum liability for unfunded retirement benefits,
net of $37,206,000 of income taxes	52,461				52,461
Comprehensive income	$79,259
Restricted stock units				20
Cash dividends on common stock						(47,000)
Purchase accounting fair value adjustment				(3,417)
Balance, December 31, 2005		5,290,596	$105,812	$1,202,551	$(309)	$25,823

CONSOLIDATED STATEMENTS OF PREFERRED STOCK

	Subject to
	Mandatory Redemption
	Number	Carrying
	of Shares	Value
	(Dollars in thousands)

Balance, January 1, 2003	4,000,000	$92,214
FIN 46 Deconsolidation
7.34% Series	(4,000,000)	(92,428)
Amortization of fair market
value adjustment		214
Balance, December 31, 2003	-	-
Balance, December 31, 2004	-	-
Balance, December 31, 2005	-	$-

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2005	2004	2003
		(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$26,755	$36,030	$21,333
Adjustments to reconcile net income to net cash from
operating activities -
Provision for depreciation	49,410	47,104	51,754
Amortization of regulatory assets	50,348	50,403	44,908
Deferral of new regulatory assets	(3,239)	-	-
Deferred costs recoverable as regulatory assets	(59,224)	(87,379)	(80,126)
Deferred income taxes and investment tax credits, net	8,823	77,375	40,112
Accrued compensation and retirement benefits	3,596	9,048	10,683
Cumulative effect of accounting changes (Note 2(G))	798	-	(1,096)
Pension trust contribution	(20,000)	(50,281)	-
Decrease (increase) in operating assets:
Receivables	70,330	(2,591)	13,052
Prepayments and other current assets	(737)	(4,687)	41
Increase (decrease) in operating liabilities:
Accounts payable	(10,067)	(13,909)	(84,700)
Accrued taxes	19,905	(705)	(4,215)
Accrued interest	(790)	(2,999)	-
Other	7,158	(11,116)	4,230
Net cash provided from operating activities	143,066	46,293	15,976

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	45,000	150,000	-
Short-term borrowings, net	19,663	162,986	-
Redemptions and Repayments-
Long-term debt	(56,538)	(228,670)	(812)
Short-term borrowings, net	-	-	(11,917)
Dividend Payments-
Common stock	(47,000)	(8,000)	(36,000)
Net cash provided from (used for) financing activities	(38,875)	76,316	(48,729)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(107,602)	(51,801)	(44,657)
Non-utility generation trusts withdrawals (contributions)	-	(50,614)	66,327
Loan repayments from (loans to) associated companies, net	3,730	(7,559)	1,721
Other, net	(320)	(12,635)	(912)
Net cash provided from (used for) investing activities	(104,192)	(122,609)	22,479

Net change in cash and cash equivalents	(1)	-	(10,274)
Cash and cash equivalents at beginning of year	36	36	10,310
Cash and cash equivalents at end of year	$35	$36	$36

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$35,387	$40,765	$37,497
Income taxes (refund)	$(42,324)	$(36,434)	$10,695

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF TAXES

For the Years Ended December 31,	2005	2004	2003
	(In thousands)
GENERAL TAXES:
State gross receipts*	$58,184	$55,390	$53,716
Real and personal property	1,404	2,686	1,624
Social security and unemployment	5,248	5,103	3,312
Other	4,148	4,953	8,347
Total general taxes	$68,984	$68,132	$66,999

PROVISION FOR INCOME TAXES:
Currently payable-
Federal	$6,652	$(38,759)	$(15,968)
State	571	(8,615)	692
	7,223	(47,374)	(15,276)
Deferred, net-
Federal	10,529	64,435	35,136
State	(830)	13,959	6,741
	9,699	78,394	41,877
Investment tax credit amortization	(876)	(1,019)	(988)
Total provision for income taxes	$16,046	$30,001	$25,613

INCOME STATEMENT CLASSIFICATION
OF PROVISION FOR INCOME TAXES:
Operating income	$14,167	$29,313	$22,403
Other income	2,445	688	2,433
Cumulative effect of accounting changes	(566)	-	777
Total provision for income taxes	$16,046	$30,001	$25,613

RECONCILIATION OF FEDERAL INCOME TAX
EXPENSE AT STATUTORY RATE TO TOTAL
PROVISION FOR INCOME TAXES:
Book income before provision for income taxes	$42,801	$66,031	$46,946
Federal income tax expense at statutory rate	$14,980	$23,111	$16,431
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(876)	(1,019)	(988)
Depreciation	4,005	1,649	2,655
State income taxes, net of federal income tax benefit	(168)	3,474	4,831
Other, net	(1,895)	2,786	2,684
Total provision for income taxes	$16,046	$30,001	$25,613

ACCUMULATED DEFERRED INCOME TAXES AS OF
DECEMBER 31:
Property basis differences	$308,297	$287,234	$284,667
Non-utility generation costs	(177,878)	(181,649)	(223,350)
Purchase accounting basis difference	(762)	(762)	(762)
Asset retirement obligations	(566)	-	-
Sale of generation assets	7,495	7,495	7,495
Customer receivables for future income taxes	55,169	52,063	55,817
Other comprehensive income	(221)	(37,455)	(29,908)
Deferred nuclear expenses	(57,469)	(56,238)	(47,745)
Employee benefits	(17,566)	(20,397)	(42,368)
Other	(9,628)	(12,973)	(20,488)
Net deferred income tax liability	$106,871	$37,318	$(16,642)

* Collected from customers through regulated rates and included in revenue in the Consolidated Statements of Income.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION:

The consolidated financial statements include Penelec (Company) and its wholly owned subsidiaries. The Company is a wholly owned subsidiary of FirstEnergy. FirstEnergy also holds directly all of the issued and outstanding common shares of its other principal electric utility subsidiaries, including OE, CEI, TE, ATSI, JCP&L and Met-Ed.

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

Net regulatory assets (liabilities) on the Consolidated Balance Sheets are comprised of the following:

	2005	2004
	(In millions)
Regulatory transition costs	$(272)	$114
Customer receivables for future income taxes	141	119
Nuclear decommissioning costs	(47)	(47)
Gain/Loss on reacquired debt and other	15	14
Total	$(163)	$200

Regulatory liabilities for transition costs as of December 31, 2005 include the deferral of gains associated with the previous divestiture of certain generation assets. Regulatory liabilities are reduced to the extent above-market NUG costs incurred exceed the amount recovered in CTC revenues. The Company's NUG power purchase agreements are adjusted to fair value at the end of each quarter, with a corresponding regulatory asset recognized for projected above-market NUG costs. Recovery of any remaining regulatory transition costs is expected to continue under the provisions of the various regulatory proceedings in Pennsylvania.

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

Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2005 with respect to any particular segment of the Company's customers. Total customer receivables were $130 million (billed - $80 million and unbilled - $50 million) and $121 million (billed - $76 million and unbilled - $45 million) as of December 31, 2005 and 2004, respectively.

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

The Company provides for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The annualized composite rate was approximately 2.6% in 2005, 2.5% in 2004 and 2.7% in 2003.

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

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, the Company evaluates its goodwill for impairment at least annually and would make such an evaluation more frequently if indicators of impairment should arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If an impairment is indicated, the Company recognizes a loss - calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill. The Company's annual review was completed in the third quarter of 2005 with no impairment indicated. The forecasts used in the Company's evaluations of goodwill reflect operations consistent with its general business assumptions. Unanticipated changes in those assumptions could have a significant effect on the Company's future evaluations of goodwill. As of December 31, 2005, the Company had $882 million of goodwill. In 2005, the Company adjusted goodwill for the reversal of tax valuation allowances related to income tax benefits realized attributable to prior period capital loss carryforwards that were used to offset capital gains generated in 2005 and above-market NUGs.

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

(F)    COMPREHENSIVE INCOME-

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder’s equity except those resulting from transactions with FirstEnergy. As of December 31, 2005, accumulated other comprehensive loss consisted of unrealized losses on derivative instrument hedges of $0.3 million. As of December 31, 2004, accumulated other comprehensive loss consisted of a minimum liability for unfunded retirement benefits of $52 million and unrealized losses on derivative instrument hedges of $1 million.

(G)  CUMULATIVE EFFECT OF ACCOUNTING CHANGE

Results in 2005 include an after-tax charge of $0.8 million recorded upon the adoption of FIN 47 in December 2005. The Company identified applicable legal obligations as defined under the new standard at its substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. The Company recorded a conditional ARO liability of $1.6 million (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $0.4 million (recorded as part of the carrying amount of the related long-lived asset) and accumulated depreciation of $0.2 million.

As a result of adopting SFAS 143 in January 2003, asset retirement costs were recorded in the amount of $93 million as part of the carrying amount of the related long-lived asset, offset by accumulated depreciation of $93 million. The ARO liability on the date of adoption was $99 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The remaining cumulative effect adjustment for unrecognized depreciation and accretion, offset by the reduction in the existing decommissioning liabilities and the reversal of accumulated estimated removal costs for non-regulated generation assets, was a $1.9 million increase to income ($1.1 million, net of tax) in the year ended December 31, 2003.

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

	2005	2004	2003
	(In millions)
Services Received:
Power purchased from FES	$321	$404	$307
Company support services	51	45	55
Power purchased from other affiliates	-	-	5

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

FirstEnergy provides noncontributory defined benefit pension plans that cover substantially all of the Company's employees. The trusteed plans provide defined benefits based on years of service and compensation levels. The Company's funding policy is based on actuarial computations using the projected unit credit method. In the fourth quarter of 2005, FirstEnergy made a $500 million voluntary contribution to its pension plan (Company's share was $20 million). Projections indicated that absent this funding, cash contributions would have been required at some point prior to 2010. Pre-funding the pension plan is expected to eliminate this future funding requirement under current pension funding rules and should also minimize FirstEnergy's exposure to any funding requirements resulting from proposed pension reform.

FirstEnergy provides a minimum amount of noncontributory life insurance to retired employees in addition to optional contributory insurance. Health care benefits, which include certain employee contributions, deductibles and co-payments, are also available to retired employees hired prior to January 1, 2005, their dependents and, under certain circumstances, their survivors. The Company recognizes the expected cost of providing other postretirement benefits to employees and their beneficiaries and covered dependents from the time employees are hired until they become eligible to receive those benefits. In addition, FirstEnergy has obligations to former or inactive employees after employment, but before retirement for disability related benefits.

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

Unless otherwise indicated, the following tables provide information applicable to FirstEnergy’s pension and OPEB plans.

Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2005	2004	2005	2004
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,364	$4,162	$1,930	$2,368
Service cost	77	77	40	36
Interest cost	254	252	111	112
Plan participants’ contributions	-	-	18	14
Plan amendments	15	-	(312)	(281)
Actuarial (gain) loss	310	134	197	(211)
Benefits paid	(270)	(261)	(100)	(108)
Benefit obligation as of December 31	$4,750	$4,364	$1,884	$1,930

Change in fair value of plan assets
Fair value of plan assets as of January 1	$3,969	$3,315	$564	$537
Actual return on plan assets	325	415	33	57
Company contribution	500	500	58	64
Plan participants’ contribution	-	-	18	14
Benefits paid	(270)	(261)	(100)	(108)
Fair value of plan assets as of December 31	$4,524	$3,969	$573	$564

Funded status	$(226)	$(395)	$(1,311)	$(1,366)
Unrecognized net actuarial loss	1,179	885	899	730
Unrecognized prior service cost (benefit)	70	63	(645)	(378)
Net asset (liability) recognized	$1,023	$553	$(1,057)	$(1,014)

Amounts Recognized in the Consolidated Balance Sheets As of December 31
Prepaid benefit cost	$1,023	$-	$-	$-
Accrued benefit cost	-	(14)	(1,057)	(1,014)
Intangible assets	-	63	-	-
Accumulated other comprehensive loss	-	504	-	-
Net amount recognized	$1,023	$553	$(1,057)	$(1,014)
Company's share of net amount recognized	$90	$64	$(101)	$(92)

Decrease in minimum liability included in other comprehensive income (net of tax)	$(295)	$(4)	$-	$-

Assumptions Used to Determine Benefit Obligations As of December 31
Discount rate	5.75%	6.00%	5.75%	6.00%
Rate of compensation increase	3.50%	3.50%

Allocation of Plan Assets As of December 31 Asset Category
Equity securities	63%	68%	71%	74%
Debt securities	33	29	27	25
Real estate	2	2	-	-
Cash	2	1	2	1
Total	100%	100%	100%	100%

Information for Pension Plans With an
Accumulated Benefit Obligation in
Excess of Plan Assets	2005	2004
	(In millions)
Projected benefit obligation	$4,750	$4,364
Accumulated benefit obligation	4,327	3,983
Fair value of plan assets	4,524	3,969

	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2005	2004	2003	2005	2004	2003
	(In millions)
Service cost	$77	$77	$66	$40	$36	$43
Interest cost	254	252	253	111	112	137
Expected return on plan assets	(345)	(286)	(248)	(45)	(44)	(43)
Amortization of prior service cost	8	9	9	(45)	(40)	(9)
Amortization of transition obligation	-	-	-	-	-	9
Recognized net actuarial loss	36	39	62	40	39	40
Net periodic cost	$30	$91	$142	$101	$103	$177
Company's share of net periodic cost (income)	$(5)	$-	$7	$8	$3	$10

Weighted-Average Assumptions Used
to Determine Net Periodic Benefit Cost	Pension Benefits			Other Benefits
for Years Ended December 31	2005	2004	2003	2005	2004	2003

Discount rate	6.00%	6.25%	6.75%	6.00%	6.25%	6.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	3.50%	3.50%	3.50%

In selecting an assumed discount rate, FirstEnergy considers currently available rates of return on high-quality fixed income investments expected to be available during the period to maturity of the pension and other postretirement benefit obligations. The assumed rate of return on pension plan assets consider historical market returns and economic forecasts for the types of investments held by the Company's pension trusts. The long-term rate of return is developed considering the portfolio’s asset allocation strategy.

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

As a result of its voluntary contribution and the increased market value of pension plan assets, the Company recognized a prepaid benefit cost of $90 million as of December 31, 2005. As prescribed by SFAS 87, the Company eliminated its additional minimum liability by $90 million. In addition, the entire AOCL balance was credited by $53 million (net of $37 million in deferred taxes) as the fair value of trust assets exceeded the accumulated benefit obligation as of December 31, 2005.

Taking into account estimated employee future service, FirstEnergy expects to make the following benefit payments from plan assets:

	Pension Benefits	Other Benefits
	(In millions)
2006	$228	$106
2007	228	109
2008	236	112
2009	247	115
2010	264	119
Years 2011 - 2015	1,531	642

The Company also maintains an unfunded benefit plan under which non-qualified supplemental pension benefits are paid to certain employees in addition to amounts received under the Company’s qualified retirement plan, which is subject to IRS limitations on covered compensation. The net liability recognized was $1 million as of December 31, 2005.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

 Long-term Debt and Other Long-term Obligations-

All borrowings with initial maturities of less than one year are defined as financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value. The following table provides the approximate fair value and related carrying amounts of long-term debt as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Long-term debt	$479	$498	$491	$521

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

Investments-

The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these investments. The following table provides the approximate fair value and related carrying amounts of investments other than cash and cash equivalents as of December 31:

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
Debt securities:(1)
࿓-Government obligations	$148	$148	$146	$146
࿓-Corporate debt securities	1	1	-	-
	149	149	146	146
Equity securities(1)	62	62	62	62
	$211	$211	$208	$208

(1) Includes nuclear decommissioning and NUG trust investments.

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

	2005				2004
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
	(In millions)
Debt securities	$51	$1	$-	$52	$49	$1	$-	$50
Equity securities	56	7	1	62	55	7	2	60

	$107	$8	$1	$114	$104	$8	$2	$110

Proceeds from the sale of decommissioning trust investments, gross realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2005 were as follows:

	2005	2004	2003
	(In millions)
Proceeds from sales	$69	$102	$41
Gross realized gains	4	18	1
Gross realized losses	4	-	-
Interest and dividend income	3	3	3

The following table provides the fair value and gross unrealized losses of nuclear decommissioning trust investments that are deemed to be temporarily impaired as of December 31, 2005:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In millions)
Debt securities	$29	$-	$10	$-	$39	$-
Equity securities	9	1	2	-	11	1
	$38	$1	$12	$-	$50	$1

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

5.  LEASES:

Consistent with the regulatory treatment, the rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. The Company had a capital lease for a building that expired in 2005. The Company’s most significant operating lease relates to the lease of vehicles. Such costs for the three years ended December 31, 2005 are summarized as follows:

	2005	2004	2003
	(In millions)
Operating leases
Interest element	$0.7	$0.5	$0.5
Other	2.1	2.3	3.1
Capital Leases
Interest Element	-	0.1	0.1
Other	0.1	0.5	0.6
Total rentals	$2.9	$3.4	$4.3

The future minimum lease payments as of December 31, 2005 are:

Operating Leases
(In millions)
2006	$3.5
2007	3.3
2008	2.7
2009	2.5
2010	2.2
Years thereafter	4.5
Total minimum lease payments	18.7

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

The Company has determined that for all but two of these entities, the Company has no variable interests in the entities or the entities are governmental or not-for-profit organizations not within the scope of FIN 46R. The Company may hold variable interests in the remaining two entities, which sell their output at variable prices that correlate to some extent with the operating costs of the plants. As required by FIN 46R, the Company periodically requests the information necessary from these entities to determine whether they are VIEs or whether the Company is the primary beneficiary. The Company has been unable to obtain the requested information, which was deemed by the requested entity to be proprietary. As such, the Company applied the scope exception that exempts enterprises unable to obtain the necessary information to evaluate entities under FIN 46R. The purchased power costs from these entities during 2005, 2004 and 2003 were $28 million, $27 million and $27 million, respectively.

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

The Company and Met-Ed had been negotiating with interested parties in an attempt to resolve the merger savings issues that are the subject of remand from the Commonwealth Court. The Company's and Met-Ed’s combined portion of total merger savings during 2001 - 2004 is estimated to be approximately $51 million. In late 2005, settlement discussions broke off as unsuccessful. A procedural schedule was established by the ALJ on January 17, 2006. The companies’ initial testimony is due on March 1, 2006 with testimony of the other parties and additional testimony by the companies to be filed through October 2006. Hearings are scheduled for the end of October 2006 with the ALJ’s recommended decision to be issued in February 2007. The companies are unable to predict the outcome of this proceeding.

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

As of December 31, 2005, the Company's regulatory deferral pursuant to the 1998 Restructuring Settlement (including the Phase 2 Proceedings) and the FirstEnergy/GPU Merger Settlement Stipulation is $48 million. This amount is subject to the pending resolution of taxable income issues associated with NUG Trust Fund proceeds.

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

The Company, ATSI, JCP&L, Met-Ed, and FES continue to be involved in FERC hearings concerning the calculation and imposition of Seams Elimination Cost Adjustment (SECA) charges to various load serving entities. Pursuant to its January 30, 2006 Order, the FERC has compressed both phases of this proceeding into a single hearing scheduled to begin May 1, 2006, with an initial decision on or before August 11, 2006.

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

8.  CAPITALIZATION:

 (A) RETAINED EARNINGS-

In general, the Company’s first mortgage indenture restricts the payment of dividends or distributions on or with respect to the Company’s common stock to amounts credited to earned surplus since the date of its indenture. As of December 31, 2005, the Company had retained earnings available to pay common stock dividends of $16 million, net of amounts restricted under the Company’s first mortgage indenture.

 (B) PREFERRED STOCK-

The Company’s preferred stock authorization consists of 11.4 million shares without par value. No preferred shares are currently outstanding.

 (C) LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS-

The Company's FMB indenture, which secures all of the Company's FMB, serve as a direct first mortgage lien on substantially all of the Company's property and franchises, other than specifically excepted property.

The Company has various debt covenants under its financing arrangements. The most restrictive of these relate to the nonpayment of interest and/or principal on debt, which could trigger a default. Cross-default provisions also exist between FirstEnergy and the Company.

Based on the amount of bonds authenticated by the Trustee through December 31, 2005, the Company’s annual sinking fund requirements for all bonds issued under the mortgage amount to approximately $13million. The Company could fulfill its sinking fund obligation by providing bondable property additions, refundable bonds or cash to the Trustee.

Sinking fund requirements for FMB and maturing long-term debt for the next five years are:

(In millions)
2006	$-
2007	-
2008	-
2009	100
2010	59

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

The Company initially identified applicable legal obligations as defined under the standard for nuclear power plant decommissioning of TMI-2. The ARO liability as of the date of adoption was $99 million, including accumulated accretion for the period from the date the liability was incurred to the date of adoption. The Company’s share of the obligation to decommission these units was developed based on site specific studies performed by an independent engineer. The Company utilized an expected cash flow approach to measure the fair value of the nuclear decommissioning ARO.

In 2004, the Company revised the ARO associated with TMI-2 as the result of an updated study and the anticipated operating license extension for TMI-1. The abandoned TMI-2 is adjacent to TMI-1 and the units are expected to be decommissioned concurrently. The net decrease in the TMI-2 ARO liability and corresponding regulatory asset was $44 million.

The Company maintains the nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. As of December 31, 2005, the fair value of the decommissioning trust assets was $113 million.

The Company implemented FIN 47, "Accounting for Conditional Asset Retirement Obligations", an interpretation of SFAS 143 on December 31, 2005. FIN 47 provides accounting standards for conditional retirement obligations associated with tangible long-lived assets, requiring recognition of the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate can be identified. FIN 47 states that an obligation exists even though there may be uncertainty about timing or method of settlement and further clarifies SFAS 143, stating that the uncertainty surrounding the timing and method of settlement when settlement is conditional on a future event occurring should be reflected in the measurement of the liability not in the recognition of the liability. Accounting for conditional ARO under FIN 47 is the same as described above in SFAS 143.

The Company identified applicable legal obligations as defined under the new standard at its substation control rooms, service center buildings, line shops and office buildings, identifying asbestos as the primary conditional ARO. As a result of adopting FIN 47 in December 2005, the Company recorded a conditional ARO liability of $1.6 million (including accumulated accretion for the period from the date the liability was incurred to the date of adoption), an asset retirement cost of $0.4 million (recorded as part of the carrying amount of the related long-lived asset), and accumulated depreciation of $0.2 million. As a result, the Company recorded a $1.4 million cumulative effect adjustment ($0.8 million, net of tax) for unrecognized depreciation and accretion as of December 31, 2005. The costs of remediation were based on costs incurred during recent remediation projects performed at each of these locations. The conditional ARO liability was the developed utilizing an expected cash flow approach (as discussed in SFAC 7) to measure the fair value of the ARO. The Company used a probability weighted analysis to estimate when remediation payments would begin. The effect on income as if FIN 47 had been applied during 2004 and 2003 was immaterial.

The following table describes the changes to the ARO balances during 2005 and 2004.

	2005	2004
ARO Reconciliation	(In millions)
Balance at beginning of year	$66	$105
Accretion	4	5
Revisions in estimated cash flows	-	(44)
FIN 47 ARO	2	-
Balance at end of year	$72	$66

10.  SHORT-TERM BORROWINGS:

Short-term borrowings outstanding as of December 31, 2005, consisted of $261 million of borrowings from affiliates. Penelec Funding, a wholly owned subsidiary of Penelec, is a limited liability company whose borrowings are secured by customer accounts receivable purchased from Penelec. It can borrow up to $75 million under a receivables financing arrangement at rates based on certain bank commercial paper and is required to pay an annual facility fee of 0.15% on the entire finance limit. This financing arrangement expires on June 29, 2006. As a separate legal entity with separate creditors, it would have to satisfy its obligations to creditors before any of its remaining assets could be made available to the Company.

In June 2005, the Company, FirstEnergy, OE, Penn, CEI, TE, JCP&L, Met-Ed, FES and ATSI, as Borrowers, entered into a syndicated $2 billion five-year revolving credit facility with a syndicate of banks that expires in June 2010. Borrowings under the facility are available to each Borrower separately and mature on the earlier of 364 days from the date of borrowing or the commitment expiration date, as the same may be extended. The Company's borrowing limit under the facility is $250 million. The average interest rate on short-term borrowings outstanding as of December 31, 2005 and 2004, was 4.0% and 2.0%, respectively.

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

The Company has been named as a PRP at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site are liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2005, based on estimates of the total costs of cleanup, the Company’s proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Total liabilities of approximately $3,000 have been accrued through December 31, 2005.

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

Legal Matters

Various lawsuits, claims (including claims for asbestos exposure) and proceedings related to the Company's normal business operations are pending against the Company, the most significant of which are described above.

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

SFAS 154 - “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”

In May 2005, the FASB issued SFAS 154 to change the requirements for accounting and reporting a change in accounting principle. It applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement when that pronouncement does not include specific transition provisions. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In those instances, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in the Consolidated Statements of Income. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The provisions of this Statement are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt this Statement effective January 1, 2006.

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

13.  SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED):

The following summarizes certain consolidated operating results by quarter for 2005 and 2004:

Three Months Ended	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
	(In millions)
Operating Revenues	$293.9	$262.0	$290.4	$275.6
Operating Expenses and Taxes	263.8	246.1	284.3	263.9
Operating Income	30.1	15.9	6.1	11.7
Other Income	0.8	(0.3)	1.1	1.1
Net Interest Charges	9.5	9.8	9.6	10.1
Income (Loss) Before Cumulative Effect	21.4	5.8	(2.4)	2.7
Cumulative Effect of Accounting Change	-	-	-	(0.8)
Net Income (Loss)	$21.4	$5.8	$(2.4)	$1.9

Three Months Ended	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(In millions)
Operating Revenues	$256.4	$242.2	$254.3	$283.1
Operating Expenses and Taxes	240.9	229.3	226.9	265.3
Operating Income	15.5	12.9	27.4	17.8
Other Income	-	0.4	1.3	0.7
Net Interest Charges	9.8	10.2	10.5	9.4
Net Income	$5.7	$3.1	$18.2	$9.1