Form 10-K, Exhibit 13
period 2008-12-31
CLEVELAND ELECTRIC ILLUMINATING CO; JERSEY CENTRAL POWER & LIGHT CO; METROPOLITAN EDISON CO; OHIO EDISON CO; FIRSTENERGY CORP; TOLEDO EDISON CO; FirstEnergy Solutions Corp.; PENNSYLVANIA ELECTRIC CO
filed 2009-02-25
CIK 20947, 53456, 65350, 73960, 1031296, 352049, 1407703, 77227

ANNUAL REPORT 2008

i

GLOSSARY OF TERMS

The following abbreviations and acronyms are used in this report to identify FirstEnergy Corp. and its current and former subsidiaries:

ATSI	American Transmission Systems, Inc., owns and operates transmission facilities
CEI	The Cleveland Electric Illuminating Company, an Ohio electric utility operating subsidiary
Centerior	Centerior Energy Corporation, former parent of CEI and TE, which merged with OE to form FirstEnergy on November 8, 1997
FENOC	FirstEnergy Nuclear Operating Company, operates nuclear generating facilities
FES	FirstEnergy Solutions Corp., provides energy-related products and services
FESC	FirstEnergy Service Company, provides legal, financial and other corporate support services
FGCO	FirstEnergy Generation Corp., owns and operates non-nuclear generating facilities
FirstEnergy	FirstEnergy Corp., a public utility holding company
GPU	GPU, Inc., former parent of JCP&L, Met-Ed and Penelec, which merged with FirstEnergy on November 7, 2001
JCP&L	Jersey Central Power & Light Company, a New Jersey electric utility operating subsidiary
JCP&L Transition Funding	JCP&L Transition Funding LLC, a Delaware limited liability company and issuer of transition bonds
JCP&L Transition Funding II	JCP&L Transition Funding II LLC, a Delaware limited liability company and issuer of transition bonds
Met-Ed	Metropolitan Edison Company, a Pennsylvania electric utility operating subsidiary
NGC	FirstEnergy Nuclear Generation Corp., owns nuclear generating facilities
OE	Ohio Edison Company, an Ohio electric utility operating subsidiary
Ohio Companies	CEI, OE and TE
Pennsylvania Companies	Met-Ed, Penelec and Penn
Penelec	Pennsylvania Electric Company, a Pennsylvania electric utility operating subsidiary
Penn	Pennsylvania Power Company, a Pennsylvania electric utility operating subsidiary of OE
PNBV	PNBV Capital Trust, a special purpose entity created by OE in 1996
Shippingport	Shippingport Capital Trust, a special purpose entity created by CEI and TE in 1997
TE	The Toledo Edison Company, an Ohio electric utility operating subsidiary
Utilities	OE, CEI, TE, Penn, JCP&L, Met-Ed and Penelec
Waverly	The Waverly Power and Light Company, a wholly owned subsidiary of Penelec

The following abbreviations and acronyms are used to identify frequently used terms in this report:

ACO	Administrative Consent Order
AEP	American Electric Power Company, Inc.
ALJ	Administrative Law Judge
AMP-Ohio	American Municipal Power - Ohio
AOCI	Accumulated Other Comprehensive Income
AOCL	Accumulated Other Comprehensive Loss
AQC	Air Quality Control
ARB	Accounting Research Bulletin
ARO	Asset Retirement Obligation
BGS	Basic Generation Service
CAA	Clean Air Act
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
CAT	Commercial Activity Tax
CBP	Competitive Bid Process
CO2	Carbon Dioxide
CTC	Competitive Transition Charge
DFI	Demand for Information
DOJ	United States Department of Justice
DRA	Division of Ratepayer Advocate
EIS	Energy Independence Strategy
EITF	Emerging Issues Task Force
EITF 01-8	Determining Whether an Arrangement Contains a Lease
EITF 08-6	Equity Method Investment Accounting Considerations
EMP	Energy Master Plan

GLOSSARY OF TERMS Cont’d.

EPA	Environmental Protection Agency
EPACT	Energy Policy Act of 2005
ESP	Electric Security Plan
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation
FIN 46R	FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities"
FIN 47	FIN 47, "Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB Statement No. 143"
FIN 48	FIN 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109”
FMB	First Mortgage Bond
FSP	FASB Staff Position
FSP SFAS 115-1 and SFAS 124-1	FSP SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”
GAAP	Accounting Principles Generally Accepted in the United States
GHG	Greenhouse Gases
IRS	Internal Revenue Service
ISO	Independent System Operator
kV	Kilovolt
KWH	Kilowatt-hours
LED	Light-emitting Diode
LOC	Letter of Credit
MEW	Mission Energy Westside, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
Moody’s	Moody’s Investors Service, Inc.
MRO	Market Rate Offer
MTC	Market Transition Charge
MW	Megawatts
NAAQS	National Ambient Air Quality Standards
NERC	North American Electric Reliability Corporation
NJBPU	New Jersey Board of Public Utilities
NOV	Notice of Violation
NOX	Nitrogen Oxide
NRC	Nuclear Regulatory Commission
NSR	New Source Review
NUG	Non-Utility Generation
NUGC	Non-Utility Generation Charge
OCA	Office of Consumer Advocate
OCI	Other Comprehensive Income
OPEB	Other Post-Employment Benefits
OSBA	Office of Small Business Advocate
OTC	Over the Counter
PCRB	Pollution Control Revenue Bond
PJM	PJM Interconnection L. L. C.
PLR	Provider of Last Resort; an electric utility’s obligation to provide generation service to customers whose alternative supplier fails to deliver service
PPUC	Pennsylvania Public Utility Commission
PRP	Potentially Responsible Party
PSA	Power Supply Agreement
PUCO	Public Utilities Commission of Ohio
PUHCA	Public Utility Holding Company Act of 1935
RCP	Rate Certainty Plan
RECB	Regional Expansion Criteria and Benefits
RFP	Request for Proposal
RSP	Rate Stabilization Plan
RTC	Regulatory Transition Charge
RTO	Regional Transmission Organization
S&P	Standard & Poor’s Ratings Service
SBC	Societal Benefits Charge
SEC	U.S. Securities and Exchange Commission
SECA	Seams Elimination Cost Adjustment

GLOSSARY OF TERMS Cont’d.

SFAS	Statement of Financial Accounting Standards
SFAS 71	SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation"
SFAS 101	SFAS No. 101, "Accounting for Discontinuation of Application of SFAS 71"
SFAS 107	SFAS No. 107, “Disclosure about Fair Value of Financial Instruments”
SFAS 109	SFAS No. 109, “Accounting for Income Taxes”
SFAS 115	SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities"
SFAS 132(R)-1	SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”
SFAS 133	SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”
SFAS 141(R)	SFAS No. 141(R), “Business Combinations”
SFAS 142	SFAS No. 142, "Goodwill and Other Intangible Assets"
SFAS 143	SFAS No. 143, "Accounting for Asset Retirement Obligations"
SFAS 144	SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
SFAS 157	SFAS No. 157, “Fair Value Measurements”
SFAS 158	SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)”
SFAS 159	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”
SFAS 160	SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51”
SFAS 161	SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133”
SIP	State Implementation Plan(s) Under the Clean Air Act
SNCR	Selective Non-Catalytic Reduction
SO2	Sulfur Dioxide
TBC	Transition Bond Charge
TMI-1	Three Mile Island Unit 1
TMI-2	Three Mile Island Unit 2
TSC	Transmission Service Charge
VIE	Variable Interest Entity

v

This combined Annual Report is separately filed by FirstEnergy Solutions Corp., Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company. Information contained herein relating to any individual registrant is filed by such registrant on its own behalf. No registrant makes any representation as to information relating to any other registrant.

Forward-Looking Statements: This discussion includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management's intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Ohio and Pennsylvania, the impact of the PUCO's regulatory process on the Ohio Companies associated with the ESP and MRO filings, including any resultant mechanism under which the Ohio Companies may not fully recover costs (including, but not limited to, the costs of generation supply procured by the Ohio Companies, Regulatory Transition Charges and fuel charges), or the outcome of any competitive generation procurement process in Ohio, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of the Utilities to collect transition and other charges or to recover increased transmission costs, maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the U.S. Court of Appeals' July 11, 2008 decision requiring revisions to the CAIR rules and the scope of any laws, rules or regulations that may ultimately take their place, the uncertainty of the timing and amounts of the capital expenditures needed to, among other things, implement the AQC Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the NSR litigation or other potential regulatory initiatives, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the NRC (including, but not limited to, the Demand for Information issued to FENOC on May 14, 2007), the timing and outcome of various proceedings before the PUCO (including, but not limited to the distribution rate cases and the generation supply plan filing for the Ohio Companies and the successful resolution of the issues remanded to the PUCO by the Ohio Supreme Court regarding the RSP and the RCP, including the recovery of deferred fuel costs), Met-Ed's and Penelec's transmission service charge filings with the PPUC, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in nuclear decommissioning trusts, pension trusts and other trust funds, and cause the registrants to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy’s financing plan and the cost of such capital, changes in general economic conditions affecting the registrants, the state of the capital and credit markets affecting the registrants, interest rates and any actions taken by credit rating agencies that could negatively affect the registrants’ access to financing or its costs and increase requirements to post additional collateral to support outstanding commodity positions, LOCs and other financial guarantees, the continuing decline of the national and regional economy and its impact on the registrants’ major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which the registrants do business, and the risks and other factors discussed from time to time in the registrant’s SEC filings, and other similar factors. The foregoing review of factors should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on the registrant’s business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. The registrants expressly disclaim any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

FIRSTENERGY SOLUTIONS CORP.

MANAGEMENT’S NARRATIVE
ANALYSIS OF RESULTS OF OPERATIONS

FES is a wholly owned subsidiary of FirstEnergy. FES provides energy-related products and services primarily in Ohio, Pennsylvania, Michigan and Maryland, and through its subsidiaries, FGCO and NGC, owns or leases and operates and maintains FirstEnergy’s fossil and hydroelectric generation facilities and owns FirstEnergy’s nuclear generation facilities, respectively. FENOC, a wholly owned subsidiary of FirstEnergy, operates and maintains the nuclear generating facilities.

FES’ revenues are primarily derived from the sale of electricity (provided from FES’ generating facilities and through purchased power arrangements) to affiliated utility companies to meet all or a portion of their PLR and default service requirements. These affiliated power sales included a full-requirements PSA with OE, CEI and TE to supply each of their default service obligations through December 31, 2008, at prices that considered their respective PUCO-authorized billing rates. See Regulatory Matters – Ohio below for a discussion of power supply for 2009 and beyond. FES also has a partial requirements wholesale power sales agreement with its affiliates, Met-Ed and Penelec, to supply a portion of each of their respective default service obligations at fixed prices through 2009. This sales agreement is renewed annually unless cancelled by either party with at least a sixty day written notice prior to the end of the calendar year. The fixed prices under the partial requirements agreement are expected to remain below wholesale market prices during the term of the agreement. FES also supplies a portion of Penn’s default service requirements at market-based rates as a result of Penn’s 2008 competitive solicitations. FES’ revenues also include competitive retail and wholesale sales to non-affiliated customers in Ohio, Pennsylvania, New Jersey, Maryland, Michigan and Illinois.

Results of Operations

Net income decreased to $506 million in 2008 from $529 million in 2007 primarily due to higher fuel, depreciation and other operating expenses and lower investment income, partially offset by higher revenues and lower purchased power and interest expenses.

Revenues

Revenues increased by $193 million in 2008 compared to 2007 primarily due to increases in revenues from wholesale sales, partially offset by lower retail generation sales. The increase in revenues in 2008 from 2007 is summarized below:

Revenues by Type of Service	2008	2007	Increase (Decrease)
	(In millions)
Non-Affiliated Generation Sales:
Retail	$615	$712	$(97)
Wholesale	717	603	114
Total Non-Affiliated Generation Sales	1,332	1,315	17
Affiliated Wholesale Generation Sales	2,968	2,901	67
Transmission	150	103	47
Other	68	6	62
Total Revenues	$4,518	$4,325	$193

Retail generation sales revenues decreased due to lower contract renewals for commercial and industrial customers in the PJM market and the termination of certain government aggregation programs in the MISO market. Non-affiliated wholesale revenues increased due to higher capacity prices and sales volumes in the PJM market, partially offset by decreased sales volumes in the MISO market.

Increased affiliated company wholesale sales resulted from higher unit prices for the Ohio Companies partially offset by lower unit prices for the Pennsylvania Companies and decreased sales volumes to all affiliates. Higher unit prices on sales to the Ohio Companies were due to the PSA provision that provides for prices to reflect the increase in the Ohio Companies’ retail generation rates (see Regulatory Matters – Ohio). While unit prices for each of the Pennsylvania Companies did not change, the mix of sales among the companies caused the overall composite price to decline. The lower PSA affiliated sales volumes were due to milder weather and reduced default service requirements in Penn’s service territory as a result of its RFP process.

The following tables summarize the price and volume factors contributing to changes in revenues from non-affiliated and affiliated generation sales in 2008 compared to 2007:

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

Transmission revenue increased $47 million due primarily to higher rates for transmission service in MISO and PJM. Other revenue increased by $62 million principally due to revenue from affiliated companies for the lessor equity interests in Beaver Valley Unit 2 and Perry that were acquired by NGC during the second quarter of 2008.

Expenses

Total expenses increased by $194 million in 2008 compared to 2007. The following tables summarize the factors contributing to the changes in fuel and purchased power costs in 2008 from 2007:

Source of Change in Fuel Costs	Increase
(In millions)
Fossil Fuel:
Change due to volume consumed	$90
Change due to increased unit costs	129
219
Nuclear Fuel:
Change due to volume consumed	8
Change due to increased unit costs	1
9
Net Increase in Fuel Costs	$228

Source of Change in Purchased Power Costs	Increase (Decrease)
(In millions)
Purchased Power From Affiliates
Change due to volume purchased	$(124)
Change due to decreased unit costs	(9)
(133)
Purchased Power From Non-affiliates:
Change due to volume purchased	(215)
Change due to increased unit costs	230
15
Net Decrease in Purchased Power Costs	$(118)

Fossil fuel costs increased $219 million in 2008, primarily as a result of the assignment of CEI’s and TE’s leasehold interest in the Bruce Mansfield Plant to FGCO in October 2007 ($66 million) and higher unit prices due to increased coal transportation costs ($112 million), increased prices for existing eastern coal contracts ($32 million) and emission allowance costs ($5 million). Nuclear fuel expense increased $9 million, primarily reflecting higher generation in 2008.

Purchased power costs decreased as a result of reduced purchases from affiliates, partially offset by increased non-affiliated purchased power unit costs. Purchases from affiliated companies decreased as a result of the assignment of CEI’s and TE’s leasehold interests in the Mansfield Plant to FGCO; prior to the assignment, FGCO purchased the associated output from CEI and TE. Purchased power costs from non-affiliates increased primarily as a result of higher spot market prices in MISO and higher capacity prices in PJM, partially offset by reduced volumes reflecting lower retail sales requirements and more generation available from FES’ facilities.

Other operating expenses increased by $44 million in 2008 from 2007, primarily due to expenses associated with the assignment of CEI’s and TE’s leasehold interests in the Mansfield Plant to FGCO ($38 million) and the sale and leaseback of Mansfield Unit 1 ($74 million) completed in the second half of 2007. Transmission expenses decreased as a result of reduced congestion charges ($35 million). Lower fossil operating costs were primarily due to a gain on the sale of a coal contract in the fourth quarter of 2008 ($21 million), reduced scheduled outage activity ($17 million) and increased gains from emission allowance sales ($5 million), partially offset by costs associated with a cancelled electro-catalytic oxidation project ($13 million).

Depreciation expense increased by $39 million in 2008 primarily due to the assignment of the Mansfield Plant to FGCO described above and NGC’s acquisition of certain lessor equity interests in the sale and leaseback of Perry and Beaver Valley Unit 2.

Other Expense

Other expense increased by $33 million in 2008 primarily due to a $49 million additional loss on nuclear decommissioning trust investments as a result of securities impairments during 2008 and reduced investment income from loans to the unregulated money pool ($15 million). Interest expense to affiliates decreased $36 million due to reduced loans from the unregulated money pool and the repayment of notes payable to affiliates since 2007, partially offset by higher other interest expense (net of capitalized interest) of $5 million.

Working Capital

As of December 31, 2008, FES’ net deficit in working capital (current assets less current liabilities) was principally due to short-term borrowings and the classification of certain variable interest rate PCRBs as currently payable long-term debt (see Note 10(C)). As of December 31, 2008, FES had access to $1.3 billion of short-term financing under revolving credit facilities. In addition, FES has the ability to borrow from FirstEnergy under the unregulated money pool to meet its short-term working capital requirements.

Market Risk Information

FES uses various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price and interest rate fluctuations. FirstEnergy’s Risk Policy Committee, comprised of members of senior management, provides general oversight to risk management activities.

Commodity Price Risk

FES is exposed to financial and market risks resulting from the fluctuation of interest rates and commodity prices primarily due to fluctuations in electricity, energy transmission, natural gas, coal, nuclear fuel and emission allowance prices. To manage the volatility relating to these exposures, FES uses a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes. Derivatives that fall within the scope of SFAS 133 must be recorded at their fair value and marked to market. The majority of FES’ derivative contracts qualify for the normal purchase and normal sale exception under SFAS 133 and are therefore excluded from the table below. The change in the fair value of commodity derivative contracts related to energy production during 2008 is summarized in the following table:

Increase (Decrease) in the Fair Value of Derivative Contracts	Non-Hedge	Hedge	Total
	(In millions)
Change in the fair value of commodity derivative contracts:
Outstanding net liability as of January 1, 2008	$-	$(26)	$(26)
Additions/change in value of existing contracts	(1)	(19)	(20)
Settled contracts	-	4	4
Outstanding net liability as of December 31, 2008	$(1)	$(41)	$(42)

Non-commodity net liabilities as of December 31, 2008:
Interest rate swaps	$-	$-	$-

Net liabilities – derivative contacts as of December 31, 2008	$(1)	$(41)	$(42)

Impact of changes in commodity derivative contracts(*)
Income Statement effects (Pre-Tax)	$(1)	$-	$(1)
Balance Sheet effects:
OCI (Pre-Tax)	$-	$(15)	$(15)

(*)	Represents the change in value of existing contracts, settled contracts and changes in techniques/assumptions.

Derivatives are included on the Consolidated Balance Sheet as of December 31, 2008 as follows:

Balance Sheet Classification	Non-Hedge	Hedge	Total
	(In millions)
Current-
Other assets	$1	$11	$12
Other liabilities	(2)	(43)	(45)

Non-Current-
Other deferred charges	-	-	-
Other noncurrent liabilities	-	(9)	(9)
Net liabilities	$(1)	$(41)	$(42)

The valuation of derivative contracts is based on observable market information to the extent that such information is available. FES uses these results to develop estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of commodity derivative contracts by year are summarized in the following table:

Source of Information
- Fair Value by Contract Year	2009	2010	2011	2012	2013	Thereafter	Total
	(In millions)
Prices actively quoted(1)	$(16)	$(9)	$-	$-	$-	$-	$(25)
Broker quote sheets(2)	(17)	-	-	-	-	-	(17)
Total	$(33)	$(9)	$-	$-	$-	$-	$(42)

(1)	Exchange traded.
(2)	Validated by observable market transactions.

FES performs sensitivity analyses to estimate its exposure to the market risk of its commodity positions. A hypothetical 10% adverse shift (an increase or decrease depending on the derivative position) in quoted market prices in the near term on FES’ derivative instruments would not have had a material effect on its consolidated financial position (assets, liabilities and equity) or cash flows as of December 31, 2008. Based on derivative contracts held as of December 31, 2008, an adverse 10% change in commodity prices would decrease net income by approximately $2 million for the next 12 months.

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

Interest Rate Risk

The table below presents principal amounts and related weighted average interest rates by year of maturity for FES’ investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2009	2010	2011	2012	2013	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash
and Cash Equivalents:
Fixed Income	$11	$74				$653	$738	$737
Average interest rate	2.8%	5.0%				4.4%	4.4%

Liabilities
Long-term Debt:
Fixed rate	$41	$53	$58	$68	$75	$182	$477	$453
Average interest rate	8.9%	8.9%	8.9%	9.0%	9.0%	7.4%	8.3%
Variable rate						$2,075	$2,075	$2,075
Average interest rate						1.5%	1.5%
Short-term Borrowings:	$1,265						$1,265	$1,265
Average interest rate	1.1%						1.1%

Fluctuations in the fair value of NGC's decommissioning trust balances will eventually affect earnings (immediately for other-than-temporary impairments and affecting OCI initially for unrealized gains) based on the guidance in SFAS 115, FSP SFAS 115-1 and SFAS 124-1. As of December 31, 2008, NGC’s decommissioning trust balance totaled $1.0 billion, comprised of 37% equity securities and 63% debt instruments.

Equity Price Risk

Included in NGC’s nuclear decommissioning trusts are marketable equity securities carried at their current fair value of approximately $380 million as of December 31, 2008. A hypothetical 10% decrease in prices quoted by stock exchanges would result in an $38 million reduction in fair value as of December 31, 2008 (see Note 5).

Credit Risk

Credit risk is the risk of an obligor's failure to meet the terms of any investment contract, loan agreement or otherwise perform as agreed. Credit risk arises from all activities in which success depends on issuer, borrower or counterparty performance, whether reflected on or off the balance sheet. FES engages in transactions for the purchase and sale of commodities including gas, electricity, coal and emission allowances. These transactions are often with major energy companies within the industry.

FES maintains credit policies with respect to our counterparties to manage overall credit risk. This includes performing independent risk evaluations, actively monitoring portfolio trends and using collateral and contract provisions to mitigate exposure. As part of its credit program, FES aggressively manages the quality of its portfolio of energy contracts, evidenced by a current weighted average risk rating for energy contract counterparties of BBB+ (S&P). As of December 31, 2008, the largest credit concentration was with JP Morgan, which is currently rated investment grade, representing 11.4% of FES’ total approved credit risk.

Legal Proceedings

See the “Regulatory Matters,” “Environmental Matters” and “Other Legal Proceedings” sections within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of legal proceedings applicable to FES.

New Accounting Standards and Interpretations

See the “New Accounting Standards and Interpretations” section within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of new accounting standards and interpretations applicable to FES.

MANAGEMENT REPORTS

Management's Responsibility for Financial Statements

The consolidated financial statements of FirstEnergy Solutions Corp. (Company) were prepared by management, who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the Company’s 2008 consolidated financial statements.

FirstEnergy Corp.’s internal auditors, who are responsible to the Audit Committee of FirstEnergy’s Board of Directors, review the results and performance of the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

FirstEnergy’s Audit Committee consists of four independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the independent registered public accounting firm's independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held ten meetings in 2008.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of FirstEnergy Solutions Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of FirstEnergy Solutions Corp. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 8) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 4).

PricewaterhouseCoopers LLP Cleveland, Ohio February 24, 2009

FIRSTENERGY SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

REVENUES:
Electric sales to affiliates (Note 3)	$2,968,323	$2,901,154	$2,609,299
Electric sales to non-affiliates	1,332,364	1,315,141	1,265,604
Other	217,666	108,732	136,450
Total revenues	4,518,353	4,325,027	4,011,353

EXPENSES (Note 3):
Fuel	1,315,293	1,087,010	1,105,657
Purchased power from affiliates	101,409	234,090	257,001
Purchased power from non-affiliates	778,882	764,090	590,491
Other operating expenses	1,084,548	1,041,039	1,027,564
Provision for depreciation	231,899	192,912	179,163
General taxes	88,004	87,098	73,332
Total expenses	3,600,035	3,406,239	3,233,208

OPERATING INCOME	918,318	918,788	778,145

OTHER INCOME (EXPENSE):
Investment income (loss)	(22,678)	41,438	45,937
Miscellaneous income	1,698	11,438	8,565
Interest expense to affiliates (Note 3)	(29,829)	(65,501)	(162,673)
Interest expense - other	(111,682)	(92,199)	(26,468)
Capitalized interest	43,764	19,508	11,495
Total other expense	(118,727)	(85,316)	(123,144)

INCOME BEFORE INCOME TAXES	799,591	833,472	655,001

INCOME TAXES	293,181	304,608	236,348

NET INCOME	$506,410	$528,864	$418,653

The accompanying Notes to Consolidated Financial Statements as they relate to FirstEnergy Solutions Corp. are an integral part of these statements.

FIRSTENERGY SOLUTIONS CORP.

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
	(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39	$2
Receivables-
Customers (less accumulated provisions of $5,899,000 and $8,072,000,
respectively, for uncollectible accounts)	86,123	133,846
Associated companies	378,100	376,499
Other (less accumulated provisions of $6,815,000 and $9,000
respectively, for uncollectible accounts)	24,626	3,823
Notes receivable from associated companies	129,175	92,784
Materials and supplies, at average cost	521,761	427,015
Prepayments and other	112,535	92,340
	1,252,359	1,126,309
PROPERTY, PLANT AND EQUIPMENT:
In service	9,871,904	8,294,768
Less - Accumulated provision for depreciation	4,254,721	3,892,013
	5,617,183	4,402,755
Construction work in progress	1,747,435	761,701
	7,364,618	5,164,456
INVESTMENTS:
Nuclear plant decommissioning trusts	1,033,717	1,332,913
Long-term notes receivable from associated companies	62,900	62,900
Other	61,591	40,004
	1,158,208	1,435,817
DEFERRED CHARGES AND OTHER ASSETS:
Accumulated deferred income tax benefits	267,762	276,923
Lease assignment receivable from associated companies (Note 6)	71,356	215,258
Goodwill	24,248	24,248
Property taxes	50,104	47,774
Pension assets (Note 4)	-	16,723
Unamortized sale and leaseback costs	69,932	70,803
Other	96,434	43,953
	579,836	695,682
	$10,355,021	$8,422,264
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$2,024,898	$1,441,196
Short-term borrowings-
Associated companies	264,823	264,064
Other	1,000,000	300,000
Accounts payable-
Associated companies	472,338	445,264
Other	154,593	177,121
Accrued taxes	79,766	171,451
Other	248,439	237,806
	4,244,857	3,036,902
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	2,944,423	2,414,231
Long-term debt and other long-term obligations	571,448	533,712
	3,515,871	2,947,943
NONCURRENT LIABILITIES:
Deferred gain on sale and leaseback transaction	1,026,584	1,060,119
Accumulated deferred investment tax credits	62,728	61,116
Asset retirement obligations	863,085	810,114
Retirement benefits	194,177	63,136
Property taxes	50,104	48,095
Lease market valuation liability	307,705	353,210
Other	89,910	41,629
	2,594,293	2,437,419
COMMITMENTS AND CONTINGENCIES (Notes 6 & 13)
	$10,355,021	$8,422,264

The accompanying Notes to Consolidated Financial Statements as they relate to FirstEnergy Solutions Corp. are an integral part of these balance sheets.

FIRSTENERGY SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2008	2007
	(In thousands)
COMMON STOCKHOLDER'S EQUITY:
Common stock, without par value, authorized 750 shares,
7 shares outstanding	$1,464,229	$1,164,922
Accumulated other comprehensive income (Note 2(F))	(91,871)	140,654
Retained earnings (Note 10(A))	1,572,065	1,108,655
Total	2,944,423	2,414,231

LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS (Note 10(C)):
Secured notes:
FirstEnergy Solutions Corp.
5.150% due 2009-2015	22,868	-

FirstEnergy Nuclear Generation Corp.
8.830% due 2009-2016	5,007	-
8.890% due 2009-2016	82,680	-
9.000% due 2009-2017	234,635	-
9.120% due 2009-2016	68,311	-
12.000% due 2009-2017	1,174	-
	391,807	-
Total secured notes	414,675	-

Unsecured notes:
FirstEnergy Generation Corp.
* 1.250% due 2017	28,525	28,525
* 3.375% due 2018	2,805	-
* 3.375% due 2018	2,985	-
* 1.050% due 2019	90,140	90,140
* 1.100% due 2020	141,260	141,260
* 1.250% due 2023	234,520	234,520
* 4.350% due 2028	15,000	15,000
* 7.125% due 2028	25,000	-
* 0.750% due 2029	6,450	6,450
* 1.000% due 2029	100,000	100,000
* 1.000% due 2040	43,000	43,000
* 0.850% due 2041	129,610	129,610
* 1.000% due 2041	26,000	26,000
* 1.100% due 2041	56,600	56,600
* 3.375% due 2047	46,300	-
	948,195	871,105
FirstEnergy Nuclear Generation Corp.
5.390% due to associated companies 2025	62,900	62,900
* 7.250% due 2032	23,000	-
* 7.250% due 2032	33,000	-
* 0.950% due 2033	46,500	46,500
* 0.950% due 2033	54,600	54,600
* 1.000% due 2033	26,000	26,000
* 1.200% due 2033	99,100	99,100
* 1.300% due 2033	8,000	8,000
* 1.350% due 2033	135,550	135,550
* 1.380% due 2033	15,500	15,500
* 1.450% due 2033	62,500	62,500
* 1.450% due 2033	107,500	107,500
* 3.375% due 2033	9,100	-
* 3.375% due 2033	20,450	-
* 0.700% due 2034	7,200	7,200
* 0.750% due 2034	82,800	82,800
* 0.700% due 2035	72,650	72,650
* 0.750% due 2035	98,900	98,900
* 1.050% due 2035	60,000	60,000
* 1.350% due 2035	163,965	163,965
	1,189,215	1,103,665
Total unsecured notes	2,137,410	1,974,770

Capital lease obligations (Note 6)	44,319	199
Net unamortized discount on debt	(58)	(61)
Long-term debt due within one year	(2,024,898)	(1,441,196)
Total long-term debt and other long-term obligations	571,448	533,712

TOTAL CAPITALIZATION	$3,515,871	$2,947,943

* Denotes variable rate issue with applicable year-end interest rate shown.

The accompanying Combined Notes to Consolidated Financial Statements as they relate to FirstEnergy Solutions Corp. are an integral part of these statements.

FIRSTENERGY SOLUTIONS CORP.
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

				Accumulated
		Common Stock		Other
	Comprehensive	Number	Carrying	Comprehensive	Retained
	Income	of Shares	Value	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2006		8	$1,048,734	$65,461	$287,139
Net income	$418,653				418,653
Net unrealized loss on derivative instruments, net
of $5,082,000 of income tax benefits	(8,248)			(8,248)
Unrealized gain on investments, net of
$33,698,000 of income taxes	58,654			58,654
Comprehensive income	$469,059
Net liability for unfunded retirement benefits
due to the implementation of SFAS 158, net
of $10,825,000 of income tax benefits (Note 4)				(4,144)
Stock options exercised, restricted stock units
and other adjustments			1,568
Cash dividends declared on common stock					(8,454)
Balance, December 31, 2006		8	1,050,302	111,723	697,338
Net income	$528,864				528,864
Net unrealized loss on derivative instruments, net
of $3,337,000 of income tax benefits	(5,640)			(5,640)
Unrealized gain on investments, net of
$26,645,000 of income taxes	41,707			41,707
Pension and other postretirement benefits, net
of $604,000 of income taxes (Note 4)	(7,136)			(7,136)
Comprehensive income	$557,795
Repurchase of common stock		(1)	(600,000)
Equity contribution from parent			700,000
Stock options exercised, restricted stock units
and other adjustments			4,141
Consolidated tax benefit allocation			10,479
FIN 48 cumulative effect adjustment					(547)
Cash dividends declared on common stock					(117,000)
Balance, December 31, 2007		7	1,164,922	140,654	1,108,655
Net income	$506,410				506,410
Net unrealized loss on derivative instruments, net
of $5,512,000 of income tax benefits	(9,200)			(9,200)
Change in unrealized gain on investments, net of
$82,014,000 of income tax benefits	(137,689)			(137,689)
Pension and other postretirement benefits, net
of $47,853,000 of income tax benefits (Note 4)	(85,636)			(85,636)
Comprehensive income	$273,885
Equity contribution from parent			280,000
Stock options exercised, restricted stock units
and other adjustments			13,262
Consolidated tax benefit allocation			6,045
Cash dividends declared on common stock					(43,000)
Balance, December 31, 2008		7	$1,464,229	$(91,871)	$1,572,065

The accompanying Combined Notes to Consolidated Financial Statements as they relate to FirstEnergy Solutions Corp. are an integral part of these statements.

FIRSTENERGY SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$506,410	$528,864	$418,653
Adjustments to reconcile net income to net cash from
operating activities-
Provision for depreciation	231,899	192,912	179,163
Nuclear fuel and lease amortization	111,978	100,720	89,178
Deferred rents and lease market valuation liability	(43,263)	69	-
Deferred income taxes and investment tax credits, net	116,626	(334,545)	115,878
Investment impairment (Note 2(E))	115,207	22,817	10,255
Accrued compensation and retirement benefits	16,011	6,419	25,052
Commodity derivative transactions, net	5,100	5,930	24,144
Gain on asset sales	(38,858)	(12,105)	(37,663)
Cash collateral, net	(60,621)	(31,059)	40,680
Pension trust contributions	-	(64,020)	-
Decrease (increase) in operating assets-
Receivables	59,782	(99,048)	(15,462)
Materials and supplies	(59,983)	56,407	(1,637)
Prepayments and other current assets	(12,302)	(13,812)	(5,237)
Increase (decrease) in operating liabilities-
Accounts payable	34,467	(104,599)	19,970
Accrued taxes	(90,568)	61,119	12,235
Accrued interest	1,398	1,143	4,101
Other	(40,355)	(22,895)	(20,469)
Net cash provided from operating activities	852,928	294,317	858,841

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	618,375	427,210	1,156,910
Equity contributions from parent	280,000	700,000	-
Short-term borrowings, net	700,759	-	46,402
Redemptions and Repayments-
Common stock	-	(600,000)	-
Long-term debt	(462,540)	(1,536,411)	(1,130,910)
Short-term borrowings, net	-	(458,321)	-
Common stock dividend payments	(43,000)	(117,000)	(8,454)
Other	(5,147)	(5,199)	(6,899)
Net cash provided from (used for) financing activities	1,088,447	(1,589,721)	57,049

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(1,835,629)	(738,709)	(577,287)
Proceeds from asset sales	23,077	12,990	34,215
Proceeds from sale and leaseback transaction	-	1,328,919	-
Sales of investment securities held in trusts	950,688	655,541	1,066,271
Purchases of investment securities held in trusts	(987,304)	(697,763)	(1,066,271)
Loan repayments from (loans to) associated companies	(36,391)	734,862	(333,030)
Other	(55,779)	(436)	(39,788)
Net cash provided from (used for) investing activities	(1,941,338)	1,295,404	(915,890)

Net change in cash and cash equivalents	37	-	-
Cash and cash equivalents at beginning of year	2	2	2
Cash and cash equivalents at end of year	$39	$2	$2

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$92,103	$136,121	$173,337
Income taxes	$196,963	$613,814	$155,771

The accompanying Notes to Consolidated Financial Statements as they relate to FirstEnergy Solutions Corp. are an integral part of these statements.

OHIO EDISON COMPANY

MANAGEMENT’S NARRATIVE
ANALYSIS OF RESULTS OF OPERATIONS

OE is a wholly owned electric utility subsidiary of FirstEnergy. OE and its wholly owned subsidiary, Penn, conduct business in portions of Ohio and Pennsylvania, providing regulated electric distribution services. They provide generation services to those franchise customers electing to retain OE and Penn as their power supplier. Until December 31, 2008, OE purchased power for delivery and resale from a full requirements power sale agreement with its affiliate FES at a fixed price that was reflected in rates approved by the PUCO. See Regulatory Matters – Ohio below for a discussion of power supply for 2009 and beyond.

Results of Operations

Net income increased to $212 million in 2008 from $197 million in 2007. The increase primarily resulted from higher electric sales revenues and lower purchased power costs, partially offset by a decrease in the deferral of new regulatory assets and lower investment income.

Revenues

Revenues increased by $110 million, or 4.4%, in 2008 compared with 2007, primarily due to increases in retail generation revenues ($78 million) and distribution throughput revenues ($21 million).

Retail generation revenues increased primarily due to higher average prices across all customer classes, partially offset by decreased KWH sales. The higher average prices included the 2008 fuel cost recovery rider that became effective January 16, 2008 (see Regulatory Matters – Ohio). Reduced summer usage in 2008 compared to 2007 contributed to the decreased KWH sales to residential and commercial customers (cooling degree days decreased by 27.7% and 26.1% in OE’s and Penn’s service territories, respectively). Commercial and industrial retail KWH sales were also impacted by increased customer shopping in Penn’s service territory in 2008 and weakening economic conditions.

Changes in retail generation sales and revenues in 2008 from 2007 are summarized in the following tables:

Retail Generation KWH Sales	Decrease

Residential	(0.9)%
Commercial	(1.6)%
Industrial	(5.7)%
Decrease in Generation Sales	(2.7)%

Retail Generation Revenues	Increase
(In millions)
Residential	$41
Commercial	19
Industrial	18
Increase in Generation Revenues	$78

Revenues from distribution throughput increased by $21 million in 2008 compared to 2007 due to higher average unit prices for all customer classes, partially offset by lower KWH deliveries. The higher average prices resulted from Ohio transmission rider increases that became effective July 1, 2007 and July 1, 2008. The lower KWH deliveries to residential and commercial customers reflected the milder weather conditions described above. Reduced deliveries to industrial customers reflected the downturn in the economy.

Changes in distribution KWH deliveries and revenues in 2008 from 2007 are summarized in the following tables.

Distribution KWH Deliveries	Decrease

Residential	(1.4)%
Commercial	(1.7)%
Industrial	(4.8)%
Other	(0.1)%
Decrease in Distribution Deliveries	(2.7)%

Distribution Revenues	Increase
(In millions)
Residential	$8
Commercial	6
Industrial	5
Other	2
Increase in Distribution Revenues	$21

Expenses

Total expenses increased by $67 million in 2008 from 2007. The following table presents changes from the prior year by expense category.

Expenses – Changes	Increase (Decrease)
(In millions)
Purchased power costs	$(41)
Other operating costs	(2)
Provision for depreciation	2
Amortization of regulatory assets	24
Deferral of new regulatory assets	79
General taxes	5
Net Increase in Expenses	$67

Lower purchased power costs in 2008 reflected the lower retail generation KWH sales, reducing the purchase volumes required. The decrease in other operating costs for 2008 was primarily due to lower employee benefit expenses. Higher depreciation expense in 2008 reflected capital additions since the end of 2007. Higher amortization of regulatory assets in 2008 was principally due to increased amortization of MISO transmission cost deferrals. The decrease in the deferral of new regulatory assets for 2008 was primarily due to lower MISO cost deferrals ($25 million) and lower RCP fuel deferrals ($59 million), as more transmission and generation costs were recovered from customers through PUCO-approved riders. The increase in general taxes for 2008 was primarily due to higher Pennsylvania capital stock taxes.

Other Income

Other income decreased $31 million in 2008 compared with 2007 primarily due to reductions in interest income on associated company notes receivable resulting from principal payments made in 2007 and a lower net receivable position from the regulated money pool in 2008 compared to 2007.

Income taxes decreased in 2008, primarily due to the favorable resolution of tax positions taken on federal returns in prior years.

Interest Rate Risk

OE’s exposure to fluctuations in market interest rates is reduced since a significant portion of its debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for OE’s investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2009	2010	2011	2012	2013	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash
and Cash Equivalents:
Fixed Income	$25	$29	$31	$34	$39	$438	$596	$618
Average interest rate	8.5%	8.6%	8.6%	8.7%	8.7%	7.0%	7.4%

Liabilities
Long-term Debt:
Fixed rate	$1	$65	$1	$1	$2	$1,062	$1,132	$1,123
Average interest rate	9.2%	5.5%	9.7%	9.7%	7.5%	7.0%	6.9%
Variable rate						$100	$100	$100
Average interest rate						2.3%	2.3%
Short-term Borrowings:	$2						$2	$2
Average interest rate	0.0%						0.0%

Equity Price Risk

Included in OE’s nuclear decommissioning trusts are marketable equity securities carried at their market value of approximately $18 million as of December 31, 2008. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $2 million reduction in fair value as of December 31, 2008 (see Note 5). As part of the intra-system generation asset transfers in 2005, OE’s nuclear decommissioning trust investments were transferred to NGC with the exception of its retained leasehold interests in nuclear generation assets

Legal Proceedings

See the “Regulatory Matters,” “Environmental Matters” and “Other Legal Proceedings” sections within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of other legal proceedings applicable to OE.

New Accounting Standards and Interpretations

See the “New Accounting Standards and Interpretations” section within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of new accounting standards and interpretations applicable to OE.

MANAGEMENT REPORTS

Management's Responsibility for Financial Statements

The consolidated financial statements of Ohio Edison Company (Company) were prepared by management, who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the Company’s 2008 consolidated financial statements.

FirstEnergy Corp.’s internal auditors, who are responsible to the Audit Committee of FirstEnergy’s Board of Directors, review the results and performance of the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

FirstEnergy’s Audit Committee consists of four independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the independent registered public accounting firm's independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held ten meetings in 2008.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of Ohio Edison Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of Ohio Edison Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 8) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 4).

PricewaterhouseCoopers LLP Cleveland, Ohio February 24, 2009

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2008	2007	2006
	(In thousands)
REVENUES (Note 3):
Electric sales	$2,487,956	$2,375,306	$2,312,956
Excise and gross receipts tax collections	113,805	116,223	114,500
Total revenues	2,601,761	2,491,529	2,427,456

EXPENSES (Note 3):
Purchased power from affiliates	1,203,314	1,261,439	1,263,805
Purchased power from non-affiliates	114,972	98,344	12,170
Other operating costs	565,893	567,726	576,141
Provision for depreciation	79,444	77,405	72,982
Amortization of regulatory assets	216,274	191,885	190,245
Deferral of new regulatory assets	(98,541)	(177,633)	(159,465)
General taxes	186,396	181,104	180,446
Total expenses	2,267,752	2,200,270	2,136,324

OPERATING INCOME	334,009	291,259	291,132

OTHER INCOME (EXPENSE) (Note 3):
Investment income	56,103	85,848	130,853
Miscellaneous income (expense)	(5,138)	4,409	1,751
Interest expense	(75,058)	(83,343)	(90,355)
Capitalized interest	414	266	2,198
Subsidiary's preferred stock dividend requirements	-	-	(597)
Total other income (expense)	(23,679)	7,180	43,850

INCOME BEFORE INCOME TAXES	310,330	298,439	334,982

INCOME TAXES	98,584	101,273	123,343

NET INCOME	211,746	197,166	211,639

PREFERRED STOCK DIVIDEND REQUIREMENTS
AND REDEMPTION PREMIUM	-	-	4,552

EARNINGS ON COMMON STOCK	$211,746	$197,166	$207,087

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Ohio Edison Company are an integral part of these statements.

OHIO EDISON COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$146,343	$732
Receivables-
Customers (less accumulated provisions of $6,065,000 and $8,032,000, respectively,
for uncollectible accounts)	277,377	248,990
Associated companies	234,960	185,437
Other (less accumulated provisions of $7,000 and $5,639,000, respectively,
for uncollectible accounts)	14,492	12,395
Notes receivable from associated companies	222,861	595,859
Prepayments and other	5,452	10,341
	901,485	1,053,754
UTILITY PLANT:
In service	2,903,290	2,769,880
Less - Accumulated provision for depreciation	1,113,357	1,090,862
	1,789,933	1,679,018
Construction work in progress	37,766	50,061
	1,827,699	1,729,079
OTHER PROPERTY AND INVESTMENTS:
Long-term notes receivable from associated companies	256,974	258,870
Investment in lease obligation bonds (Note 6)	239,625	253,894
Nuclear plant decommissioning trusts	116,682	127,252
Other	100,792	36,037
	714,073	676,053
DEFERRED CHARGES AND OTHER ASSETS:
Regulatory assets	575,076	737,326
Pension assets (Note 4)	-	228,518
Property taxes	60,542	65,520
Unamortized sale and leaseback costs	40,130	45,133
Other	33,710	48,075
	709,458	1,124,572
	$4,152,715	$4,583,458
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$101,354	$333,224
Short-term borrowings-
Associated companies	-	50,692
Other	1,540	2,609
Accounts payable-
Associated companies	131,725	174,088
Other	26,410	19,881
Accrued taxes	77,592	89,571
Accrued interest	25,673	22,378
Other	85,209	65,163
	449,503	757,606
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	1,294,054	1,576,175
Long-term debt and other long-term obligations	1,122,247	840,591
	2,416,301	2,416,766
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	653,475	781,012
Accumulated deferred investment tax credits	13,065	16,964
Asset retirement obligations	80,647	93,571
Retirement benefits	308,450	178,343
Deferred revenues - electric service programs	4,634	46,849
Other	226,640	292,347
	1,286,911	1,409,086
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)
	$4,152,715	$4,583,458

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Ohio Edison Company are an integral part of these balance sheets.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2008	2007
	(In thousands)
COMMON STOCKHOLDER'S EQUITY:
Common stock, without par value, 175,000,000 shares authorized,
60 shares outstanding	$1,224,416	$1,220,512
Accumulated other comprehensive income (loss) (Note 2(F))	(184,385)	48,386
Retained earnings (Note 10(A))	254,023	307,277
Total	1,294,054	1,576,175

LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS (Note 10(C)):
Ohio Edison Company-
First mortgage bonds:
8.250% due 2018	25,000	-
8.250% due 2038	275,000	-
Total	300,000	-

Secured notes:
5.375% due 2028	-	13,522
6.895% weighted average interest rate due 2008-2010	1,324	3,900
Total	1,324	17,422

Unsecured notes:
4.000% due 2008	-	175,000
* 3.000% due 2014	50,000	50,000
5.450% due 2015	150,000	150,000
6.400% due 2016	250,000	250,000
* 3.850% due 2018	-	33,000
* 3.800% due 2018	-	23,000
* 1.500% due 2023	50,000	50,000
6.875% due 2036	350,000	350,000
Total	850,000	1,081,000

Pennsylvania Power Company-
First mortgage bonds:
9.740% due 2008-2019	10,747	11,721
7.625% due 2023	6,500	6,500
Total	17,247	18,221

Secured notes:
5.400% due 2013	1,000	1,000
5.375% due 2028	-	1,734
Total	1,000	2,734

Unsecured notes:
5.390% due 2010 to associated company	62,900	62,900
Total	62,900	62,900

Capital lease obligations (Note 6)	4,219	329
Net unamortized discount on debt	(13,089)	(8,791)
Long-term debt due within one year	(101,354)	(333,224)
Total long-term debt and other long-term obligations	1,122,247	840,591
TOTAL CAPITALIZATION	$2,416,301	$2,416,766

* Denotes variable rate issue with applicable year-end interest rate shown.

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Ohio Edison Company are an integral part of these statements.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

				Accumulated
		Common Stock		Other
	Comprehensive	Number	Carrying	Comprehensive	Retained
	Income	of Shares	Value	Income (Loss)	Earnings
	(Dollars in thousands)
Balance, January 1, 2006		100	$2,297,253	$4,094	$200,844
Net income	$211,639				211,639
Unrealized gain on investments, net of
$4,455,000 of income taxes	7,954			7,954
Comprehensive income	$219,593
Net liability for unfunded retirement benefits
due to the implementation of SFAS 158, net
of $22,287,000 of income tax benefits (Note 4)				(8,840)
Affiliated company asset transfers			(87,893)
Restricted stock units			58
Stock-based compensation			82
Repurchase of common stock		(20)	(500,000)
Preferred stock redemption adjustments			(1,059)		604
Preferred stock redemption premiums					(2,928)
Cash dividends on preferred stock					(1,423)
Cash dividends declared on common stock					(148,000)
Balance, December 31, 2006		80	1,708,441	3,208	260,736
Net income	$197,166				197,166
Unrealized gain on investments, net of
$2,784,000 of income taxes	3,874			3,874
Pension and other postretirement benefits, net
of $37,820,000 of income taxes (Note 4)	41,304			41,304
Comprehensive income	$242,344
Restricted stock units			129
Stock-based compensation			17
Repurchase of common stock		(20)	(500,000)
Consolidated tax benefit allocation			11,925
FIN 48 cumulative effect adjustment					(625)
Cash dividends declared on common stock					(150,000)
Balance, December 31, 2007		60	1,220,512	48,386	307,277
Net income	$211,746				211,746
Change in unrealized gain on investments, net of
$5,702,000 of income tax benefits	(10,370)			(10,370)
Pension and other postretirement benefits, net
of $121,425,000 of income tax benefits (Note 4)	(222,401)			(222,401)
Comprehensive loss	$(21,025)
Restricted stock units			(16)
Stock-based compensation			1
Consolidated tax benefit allocation			3,919
Cash dividends declared on common stock					(265,000)
Balance, December 31, 2008		60	$1,224,416	$(184,385)	$254,023

The accompanying Combined Notes to Consolidated Financial Statements as the relate to Ohio Edison Company are an integral part of these statements.

OHIO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$211,746	$197,166	$211,639
Adjustments to reconcile net income to net cash from operating activities-
Provision for depreciation	79,444	77,405	72,982
Amortization of regulatory assets	216,274	191,885	190,245
Deferral of new regulatory assets	(98,541)	(177,633)	(159,465)
Amortization of lease costs	(7,702)	(7,425)	(7,928)
Deferred income taxes and investment tax credits, net	16,125	423	(68,259)
Accrued compensation and retirement benefits	17,139	(46,313)	5,004
Electric service prepayment programs	(42,215)	(39,861)	(34,983)
Pension trust contributions	-	(20,261)	-
Decrease (increase) in operating assets-
Receivables	(61,926)	(57,461)	103,925
Prepayments and other current assets	5,937	3,265	1,275
Increase (decrease) in operating liabilities-
Accounts payable	14,166	15,649	(53,798)
Accrued taxes	(8,983)	(81,079)	23,436
Accrued interest	3,295	(2,334)	16,379
Other	(247)	6,129	6,617
Net cash provided from operating activities	344,512	59,555	307,069

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	292,169	-	593,978
Redemptions and Repayments-
Common stock	-	(500,000)	(500,000)
Preferred stock	-	-	(78,480)
Long-term debt	(249,897)	(112,497)	(613,002)
Short-term borrowings, net	(51,761)	(114,475)	(186,511)
Dividend Payments-
Common stock	(315,000)	(100,000)	(148,000)
Preferred stock	-	-	(1,423)
Other	(3,432)	-	(1,798)
Net cash used for financing activities	(327,921)	(826,972)	(935,236)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(182,512)	(145,311)	(123,210)
Sales of investment securities held in trusts	120,744	37,736	39,226
Purchases of investment securities held in trusts	(127,680)	(43,758)	(41,300)
Loan repayments from (loans to) associated companies, net	373,138	(79,115)	78,101
Collection of principal on long-term notes receivable	1,756	960,327	553,734
Cash investments	(57,792)	37,499	112,584
Other	1,366	59	8,815
Net cash provided from investing activities	129,020	767,437	627,950

Net increase (decrease) in cash and cash equivalents	145,611	20	(217)
Cash and cash equivalents at beginning of year	732	712	929
Cash and cash equivalents at end of year	$146,343	$732	$712

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$67,508	$80,958	$57,243
Income taxes	$118,834	$133,170	$156,610

The accompanying Combined Notes to Consolidated Financial Statements as the relate to Ohio Edison Company are an integral part of these statements.

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

MANAGEMENT’S NARRATIVE
ANALYSIS OF RESULTS OF OPERATIONS

CEI is a wholly owned, electric utility subsidiary of FirstEnergy. CEI conducts business in northeastern Ohio, providing regulated electric distribution services. CEI also provides generation services to those customers electing to retain CEI as their power supplier. Until December 31, 2008, CEI purchased power for delivery and resale from a full requirements power sale agreement with its affiliate FES at a fixed price that was reflected in rates approved by the PUCO. See Regulatory Matters – Ohio below for a discussion of power supply for 2009 and beyond.

Results of Operations

Net income in 2008 increased to $285 million from $276 million in 2007. The increase resulted primarily from the elimination of fuel costs and lower other operating costs, due to the assignment of leasehold interests in generating assets to FGCO, partially offset by lower revenues and regulatory asset deferrals and higher purchased power costs and regulatory asset amortization.

Revenues

Revenues decreased by $7 million, or 0.4%, in 2008 compared to 2007, primarily due to a decrease in wholesale generation revenues ($92 million), partially offset by increases in retail generation revenues ($64 million), distribution revenues ($6 million), and transmission revenues ($16 million).

Wholesale generation revenues decreased due to the assignment of CEI’s leasehold interests in the Bruce Mansfield Plant to FGCO in October 2007. Prior to the assignment, CEI sold power from its interests in the plant to FGCO.

Retail generation revenues increased in 2008 due to higher average unit prices across all customer classes, partially offset by a decrease in sales volume compared to 2007. The higher average unit prices were driven by the 2008 fuel cost recovery rider that became effective January 16, 2008 (see Regulatory Matters – Ohio). Milder weather in 2008, compared to 2007, contributed to the decrease in sales volume; a 13.6% decrease in cooling degrees days was partially offset by a 4.5% increase in heating degree days. Weakening economic conditions in CEI’s service territory contributed to reduced generation KWH sales in the industrial sector, primarily to automotive customers.

Changes in retail generation sales and revenues in 2008 compared to 2007 are summarized in the following tables:

Retail KWH Sales	Decrease

Residential	(0.3)%
Commercial	(0.7)%
Industrial	(2.6)%
Decrease in Retail Sales	(1.4)%

Retail Generation Revenues	Increase
(In millions)
Residential	$23
Commercial	17
Industrial	24
Increase in Generation Revenues	$64

Revenues from distribution throughput increased by $6 million in 2008 compared to 2007 primarily due to higher average unit prices for all customer classes, partially offset by decreases in KWH deliveries. The higher average unit prices resulted from transmission rider increases that became effective July 1, 2007 and July 1, 2008. The lower KWH deliveries in 2008 reflected the weather and economic impacts described above.

Changes in distribution KWH deliveries and revenues in 2008 compared to 2007 are summarized in the following tables.

Distribution KWH Deliveries	Decrease

Residential	(1.1)%
Commercial	(1.9)%
Industrial	(2.9)%
Decrease in Distribution Deliveries	(2.1)%

Distribution Revenues	Increase
(In millions)
Residential	$-
Commercial	3
Industrial	3
Increase in Distribution Revenues	$6

Transmission revenues were higher in 2008, compared to 2007, due to increased MISO auction revenue rights. CEI defers the difference between revenue from its transmission rider and net transmission costs incurred, resulting in no material effect to current period earnings.

Expenses

Total expenses decreased by $9 million in 2008 compared to 2007. The following table presents the change from the prior year by expense category:

Expenses - Changes	Increase (Decrease)
(In millions)
Fuel costs	$(40)
Purchased power costs	22
Other operating costs	(51)
Provision for depreciation	(3)
Amortization of regulatory assets	19
Deferral of new regulatory assets	42
General taxes	2
Net Decrease in Expenses	$(9)

The absence of fuel costs in 2008 was due to the assignment of CEI’s leasehold interests in the Mansfield Plant to FGCO in October 2007. Prior to the assignment, CEI incurred fuel expenses and other operating costs related to its leasehold interest in the plant. Higher purchased power costs reflected higher unit prices, as provided for under the PSA with FES, partially offset by a decrease in volume due to lower KWH sales. Other operating costs were lower primarily due to the assignment of CEI’s leasehold interests in the Mansfield plant as described above. Higher amortization of regulatory assets resulted from increased transition cost amortization ($13 million) under the effective interest method and increased amortization of transmission cost deferrals ($6 million). The decrease in the deferral of new regulatory assets was primarily due to lower transmission cost deferrals ($16 million) and RCP fuel cost deferrals ($40 million), as more transmission and generation costs were recovered from customers through PUCO-approved riders, partially offset by higher RCP distribution deferrals ($12 million).

Other Expense

Other expense increased by $21 million in 2008 compared to 2007 primarily due to lower investment income and miscellaneous income, partially offset by a reduction in interest expense. Lower investment income resulted primarily from repayments during 2007 of notes receivable from associated companies. The lower interest expense was primarily due to long-term debt redemptions during 2007. Miscellaneous income decreased primarily due to reduced life insurance investment values and the absence of a make-whole payment in 2007 related to the redemption of lessor notes associated with CEI’s leasehold interest in Mansfield Unit 1, which was subsequently assigned to FGCO.

Income taxes decreased in 2008, primarily due to the favorable resolution of tax positions taken on federal returns in prior years.

Interest Rate Risk

CEI has little exposure to fluctuations in market interest rates because most of its debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for CEI’s investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2009	2010	2011	2012	2013	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash
and Cash Equivalents:
Fixed Income	$37	$49	$53	$66	$75	$146	$426	$435
Average interest rate	7.7%	7.7%	7.7%	7.7%	7.7%	7.7%	7.7%

Liabilities
Long-term Debt:
Fixed rate	$150	$18	$20	$22	$324	$1,207	$1,741	$1,618
Average interest rate	7.4%	7.7%	7.7%	7.7%	5.8%	7.2%	7.0%
Short-term Borrowings:	$228						$228	$228
Average interest rate	1.8%						1.8%

Legal Proceedings

See the “Regulatory Matters,” “Environmental Matters” and “Other Legal Proceedings” sections within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of legal proceedings applicable to CEI.

New Accounting Standards and Interpretations

See the “New Accounting Standards and Interpretations” section within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of new accounting standards and interpretations applicable to CEI.

MANAGEMENT REPORTS

Management's Responsibility for Financial Statements

The consolidated financial statements of The Cleveland Electric Illuminating Company (Company) were prepared by management, who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the Company’s 2008 consolidated financial statements.

FirstEnergy Corp.’s internal auditors, who are responsible to the Audit Committee of FirstEnergy’s Board of Directors, review the results and performance of the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

FirstEnergy’s Audit Committee consists of four independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the independent registered public accounting firm's independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held ten meetings in 2008.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
The Cleveland Electric Illuminating Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of The Cleveland Electric Illuminating Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 8) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 4).

PricewaterhouseCoopers LLP Cleveland, Ohio February 24, 2009

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2008	2007	2006

	(In thousands)
REVENUES (Note 3):
Electric sales	$1,746,309	$1,753,385	$1,702,089
Excise tax collections	69,578	69,465	67,619
Total revenues	1,815,887	1,822,850	1,769,708

EXPENSES (Note 3):
Fuel	-	40,551	50,291
Purchased power (primarily from affiliates)	770,480	748,214	704,517
Other operating costs	259,438	310,274	290,904
Provision for depreciation	72,383	75,238	63,589
Amortization of regulatory assets	163,534	144,370	127,403
Deferral of new regulatory assets	(107,571)	(149,556)	(128,220)
General taxes	143,058	141,551	134,663
Total expenses	1,301,322	1,310,642	1,243,147

OPERATING INCOME	514,565	512,208	526,561

OTHER INCOME (EXPENSE) (Note 3):
Investment income	34,392	57,724	100,816
Miscellaneous income (expense)	(2,455)	7,902	6,428
Interest expense	(125,976)	(138,977)	(141,710)
Capitalized interest	786	918	2,618
Total other expense	(93,253)	(72,433)	(31,848)

INCOME BEFORE INCOME TAXES	421,312	439,775	494,713

INCOME TAXES	136,786	163,363	188,662

NET INCOME	$284,526	$276,412	$306,051

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these statements.

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$226	$232
Receivables-
Customers (less accumulated provisions of $5,916,000 and
$7,540,000, respectively, for uncollectible accounts)	276,400	251,000
Associated companies	113,182	166,587
Other	13,834	12,184
Notes receivable from associated companies	19,060	52,306
Prepayments and other	2,787	2,327
	425,489	484,636
UTILITY PLANT:
In service	2,221,660	2,256,956
Less - Accumulated provision for depreciation	846,233	872,801
	1,375,427	1,384,155
Construction work in progress	40,651	41,163
	1,416,078	1,425,318
OTHER PROPERTY AND INVESTMENTS:
Investment in lessor notes (Note 7)	425,715	463,431
Other	10,249	10,285
	435,964	473,716
DEFERRED CHARGES AND OTHER ASSETS:
Goodwill	1,688,521	1,688,521
Regulatory assets	783,964	870,695
Pension assets (Note 4)	-	62,471
Property taxes	71,500	76,000
Other	10,818	32,987
	2,554,803	2,730,674
	$4,832,334	$5,114,344
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$150,688	$207,266
Short-term borrowings-
Associated companies	227,949	531,943
Accounts payable-
Associated companies	106,074	169,187
Other	7,195	5,295
Accrued taxes	87,810	94,991
Accrued interest	13,932	13,895
Other	40,095	34,350
	633,743	1,056,927
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	1,603,882	1,489,835
Long-term debt and other long-term obligations	1,591,586	1,459,939
	3,195,468	2,949,774
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	704,270	725,523
Accumulated deferred investment tax credits	13,030	18,567
Retirement benefits	128,738	93,456
Deferred revenues - electric service programs	3,510	27,145
Lease assignment payable to associated companies (Note 6)	40,827	131,773
Other	112,748	111,179
	1,003,123	1,107,643
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)
	$4,832,334	$5,114,344

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these balance sheets.

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2008	2007
	(In thousands)

COMMON STOCKHOLDER'S EQUITY:
Common stock, without par value, 105,000,000 shares authorized,
67,930,743 shares outstanding	$878,785	$873,536
Accumulated other comprehensive loss (Note 2(F))	(134,857)	(69,129)
Retained earnings (Note 10(A))	859,954	685,428
Total	1,603,882	1,489,835

LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS (Note 10(C)):
First mortgage bonds-
6.860% due 2008	-	125,000
8.875% due 2018	300,000	-
Total	300,000	125,000

Secured notes-
7.430% due 2009	150,000	150,000
7.880% due 2017	300,000	300,000
5.375% due 2028	-	5,993
* 3.750% due 2030	-	81,640
Total	450,000	537,633

Unsecured notes-
5.650% due 2013	300,000	300,000
5.700% due 2017	250,000	250,000
5.950% due 2036	300,000	300,000
7.664% due to associated companies 2009-2016 (Note 7)	141,210	153,044
Total	991,210	1,003,044

Capital lease obligations (Note 6)	3,062	3,748
Net unamortized discount on debt	(1,998)	(2,220)
Long-term debt due within one year	(150,688)	(207,266)
Total long-term debt and other long-term obligations	1,591,586	1,459,939
TOTAL CAPITALIZATION	$3,195,468	$2,949,774

* Denotes variable rate issue with applicable year-end interest rate shown.

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these statements.

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

				Accumulated
		Common Stock		Other
	Comprehensive	Number	Carrying	Comprehensive	Retained
	Income	of Shares	Value	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2006		79,590,689	$1,354,924	$-	$587,150
Net income and comprehensive income	$306,051				306,051
Net liability for unfunded retirement benefits
due to the implementation of SFAS 158, net
of $69,609,000 of income tax benefits (Note 4)				(104,431)
Repurchase of common stock		(11,659,946)	(300,000)
Affiliated company asset transfers			(194,910)
Restricted stock units			86
Stock-based compensation			33
Cash dividends declared on common stock					(180,000)
Balance, December 31, 2006		67,930,743	860,133	(104,431)	713,201
Net income	$276,412				276,412
Pension and other postretirement benefits, net
of $30,705,000 of income taxes (Note 4)	35,302			35,302
Comprehensive income	$311,714
Restricted stock units			184
Stock-based compensation			10
Consolidated tax benefit allocation			13,209
FIN 48 cumulative effect adjustment					(185)
Cash dividends declared on common stock					(304,000)
Balance, December 31, 2007		67,930,743	873,536	(69,129)	685,428
Net income	$284,526				284,526
Pension and other postretirement benefits, net
of $33,136,000 of income tax benefits (Note 4)	(65,728)			(65,728)
Comprehensive income	$218,798
Restricted stock units			(1)
Stock-based compensation			1
Consolidated tax benefit allocation			5,249
Cash dividends declared on common stock					(110,000)
Balance, December 31, 2008		67,930,743	$878,785	$(134,857)	$859,954

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these statements.

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2008	2007	2006
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$284,526	$276,412	$306,051
Adjustments to reconcile net income to net cash from operating activities-
Provision for depreciation	72,383	75,238	63,589
Amortization of regulatory assets	163,534	144,370	127,403
Deferral of new regulatory assets	(107,571)	(149,556)	(128,220)
Deferred rents and lease market valuation liability		(357,679)	(71,943)
Deferred income taxes and investment tax credits, net	11,918	(22,767)	(17,093)
Accrued compensation and retirement benefits	1,563	3,196	2,367
Electric service prepayment programs	(23,634)	(24,443)	(19,673)
Pension trust contributions	-	(24,800)	-
Decrease (increase) in operating assets-
Receivables	66,963	209,426	(137,711)
Prepayments and other current assets	(450)	(152)	160
Increase (decrease) in operating liabilities-
Accounts payable	13,787	(316,638)	293,214
Accrued taxes	(3,149)	(33,659)	7,342
Accrued interest	37	(5,138)	147
Other	6,290	706	(6,387)
Net cash provided from (used for) operating activities	486,197	(225,484)	419,246

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	300,000	249,602	298,416
Short-term borrowings, net	-	277,581	-
Redemptions and Repayments-
Common stock	-	-	(300,000)
Long-term debt	(213,319)	(492,825)	(376,702)
Short-term borrowings, net	(315,827)	-	(143,272)
Dividend Payments-
Common stock	(185,000)	(204,000)	(180,000)
Other	(2,568)	(2,709)	(2,754)
Net cash used for financing activities	(416,714)	(172,351)	(704,312)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(137,265)	(149,131)	(119,795)
Loan repayments from (loans to) associated companies, net	33,246	6,714	(7,813)
Collection of principal on long-term notes receivable	-	486,634	376,135
Investments in lessor notes	37,707	56,179	44,556
Other	(3,177)	(2,550)	(8,003)
Net cash provided from (used for) investing activities	(69,489)	397,846	285,080

Net increase (decrease) in cash and cash equivalents	(6)	11	14
Cash and cash equivalents at beginning of year	232	221	207
Cash and cash equivalents at end of year	$226	$232	$221

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$122,834	$141,390	$135,276
Income taxes	$153,042	$186,874	$180,941

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Cleveland Electric Illuminating Company are an integral part of these statements.

THE TOLEDO EDISON COMPANY

MANAGEMENT’S NARRATIVE
ANALYSIS OF RESULTS OF OPERATIONS

TE is a wholly owned electric utility subsidiary of FirstEnergy. TE conducts business in northwestern Ohio, providing regulated electric distribution services. TE also provides generation services to those customers electing to retain TE as their power supplier. Until December 31, 2008, TE purchased power for delivery and resale from a full requirements power sale agreement with its affiliate FES at a fixed price that was reflected in rates approved by the PUCO. See Regulatory Matters – Ohio below for a discussion of power supply for 2009 and beyond.

Results of Operations

Net income in 2008 decreased to $75 million from $91 million in 2007. The decrease resulted primarily from lower electric sales revenues, higher purchased power costs and a decrease in the deferral of new regulatory assets, partially offset by lower other operating costs.

Revenues

Revenues decreased $68 million, or 7.1%, in 2008 compared to 2007 due to lower wholesale generation revenues ($133 million), partially offset by increased retail generation revenues ($49 million), distribution revenues ($7 million) and transmission revenues ($9 million).

The decrease in wholesale revenues was primarily due to lower associated company sales of KWH from TE’s leasehold interests in generating plants. Revenues from TE’s leasehold interests in Beaver Valley Unit 2 decreased by $68 million due to the unit’s 39-day refueling outage in the second quarter of 2008 and the incremental pricing impacts related to the termination of TE’s sale agreement with CEI. At the end of 2007, TE terminated its Beaver Valley Unit 2 output sale agreement with CEI. During 2008, TE sold the 158 MW entitlement from its 18.26% leasehold interest in the unit to NGC. Revenues from PSA sales decreased by $69 million in 2008 due to the assignment of TE’s leasehold interests in the Bruce Mansfield Plant to FGCO in October 2007. Prior to the assignment, TE sold power from its interests in the plant to FGCO.

Retail generation revenues increased in 2008 due to higher average prices across all customer classes and increased KWH sales to residential and commercial customers compared to 2007. The higher average prices were driven by the 2008 fuel cost recovery rider that became effective January 16, 2008 (see Regulatory Matters – Ohio). The increase in sales to residential and commercial customers was due primarily to less customer shopping; generation services provided by alternative suppliers as a percentage of total sales delivered in TE’s franchise area to residential and commercial customers decreased by one and five percentage points, respectively. Reduced industrial KWH sales, principally to the automotive and steel sectors, reflected weakening economic conditions.

Changes in retail electric generation KWH sales and revenues in 2008 from 2007 are summarized in the following tables.

Increase
Retail KWH Sales	(Decrease)

Residential	0.5%
Commercial	6.4%
Industrial	(6.8)%
Net Decrease in Retail KWH Sales	(2.4)%

Retail Generation Revenues	Increase
(In millions)
Residential	$11
Commercial	16
Industrial	22
Increase in Retail Generation Revenues	$49

Revenues from distribution throughput increased by $7 million in 2008 compared to 2007 due to higher average unit prices for all customer classes, partially offset by lower KWH deliveries. The higher average prices resulted from PUCO-approved transmission rider increases that became effective July 1, 2007 and July 1, 2008. The reduction in commercial and industrial KWH deliveries reflected the economic downturn.

Changes in distribution KWH deliveries and revenues in 2008 from 2007 are summarized in the following tables.

Distribution KWH Deliveries	Decrease

Residential	(0.6)%
Commercial	(1.3)%
Industrial	(6.8)%
Decrease in Distribution Deliveries	(3.8)%

Distribution Revenues	Increase
(In millions)
Residential	$4
Commercial	2
Industrial	1
Increase in Distribution Revenues	$7

Expenses

Total expenses decreased $24 million in 2008 from 2007. The following table presents changes from the prior year by expense category.

Expenses – Changes	Increase (Decrease)
(In millions)
Purchased power costs	$15
Other operating costs	(89)
Provision for depreciation	(4)
Amortization of regulatory assets	5
Deferral of new regulatory assets	48
General taxes	1
Net Decrease in Expenses	$(24)

Higher purchased power costs primarily reflected higher unit prices as provided for under the PSA with FES, partially offset by a decrease in volume due to lower retail generation KWH sales. Other operating costs decreased primarily due to the reversal of the above-market lease liability ($31 million) associated with TE’s leasehold interest in Beaver Valley Unit 2, as a result of the termination of the CEI sale agreement described above, and lower fuel costs ($26 million) and other operating costs ($30 million) due to the assignment of TE’s leasehold interests in the Mansfield Plant in October 2007. These decreases were partially offset by increased costs ($8 million) associated with TE’s leasehold interests in Beaver Valley Unit 2, due to a refueling outage in the second quarter of 2008. Depreciation expense decreased primarily due to the transfer of leasehold improvements for the Mansfield Plant and Beaver Valley Unit 2 to FGCO and NGC, respectively, during 2008.

The increase in the amortization of regulatory assets was primarily due to increased amortization of transmission cost deferrals ($7 million), partially offset by lower amortization of transition cost deferrals ($3 million). The change in the deferral of new regulatory assets was primarily due to lower RCP distribution cost deferrals ($24 million) due to the application of overrecovered RTC revenues to the deferred balance, and lower deferred fuel costs ($19 million) and MISO transmission expenses ($5 million), as more generation and transmission costs were recovered from customers through PUCO-approved riders. Higher general taxes primarily reflected increased KWH taxes, property taxes and Ohio commercial activity taxes.

Other Expense

Other expense decreased $4 million in 2008 compared to 2007, primarily due to lower interest expense, partially offset by lower investment income. The lower interest expense resulted from lower money pool borrowings from associated companies in 2008 and the redemption of long-term debt ($89 million aggregate principal amount in 2008 and the second half of 2007). The decrease in investment income resulted primarily from repayments in 2007 of notes receivable from associated companies, customer accounts receivable financing activity and redemptions of lessor notes.

Interest Rate Risk

TE has little exposure to fluctuations in market interest rates because most of its debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for TE’s investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2009	2010	2011	2012	2013	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents:
Fixed Income	$12	$18	$21	$22	$25	$165	$263	$274
Average interest rate	7.7%	7.7%	7.7%	7.7%	7.7%	6.2%	6.8%

Liabilities
Long-term Debt:
Fixed rate						$300	$300	$244
Average interest rate						6.2%	6.2%
Short-term Borrowings:	$111						$111	$111
Average interest rate	1.5%						1.5%

Legal Proceedings

See the “Regulatory Matters,” “Environmental Matters” and “Other Legal Proceedings” sections within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of legal proceedings applicable to TE.

New Accounting Standards and Interpretations

See the “New Accounting Standards and Interpretations” section within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of new accounting standards and interpretations applicable to TE.

MANAGEMENT REPORTS

Management's Responsibility for Financial Statements

The consolidated financial statements of The Toledo Edison Company (Company) were prepared by management, who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the Company’s 2008 consolidated financial statements.

FirstEnergy Corp.’s internal auditors, who are responsible to the Audit Committee of FirstEnergy’s Board of Directors, review the results and performance of the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

FirstEnergy’s Audit Committee consists of four independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the independent registered public accounting firm's independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held ten meetings in 2008.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of The Toledo Edison Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of The Toledo Edison Company and its subsidiary at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 8) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 4).

PricewaterhouseCoopers LLP Cleveland, Ohio February 24, 2009

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2008	2007	2006
	(In thousands)
REVENUES (Note 3):
Electric sales	$865,016	$934,772	$899,930
Excise tax collections	30,489	29,173	28,071
Total revenues	895,505	963,945	928,001

EXPENSES (Note 3):
Purchased power (primarily from affiliates)	413,344	398,423	368,654
Other operating costs	190,441	279,047	284,561
Provision for depreciation	32,422	36,743	33,310
Amortization of regulatory assets	109,201	104,348	95,032
Deferral of new regulatory assets	(15,097)	(62,664)	(54,946)
General taxes	52,324	50,640	50,869
Total expenses	782,635	806,537	777,480

OPERATING INCOME	112,870	157,408	150,521

OTHER INCOME (EXPENSE) (Note 3):
Investment income	22,823	27,713	38,187
Miscellaneous expense	(7,832)	(6,651)	(7,379)
Interest expense	(23,286)	(34,135)	(23,179)
Capitalized interest	164	640	1,123
Total other income (expense)	(8,131)	(12,433)	8,752

INCOME BEFORE INCOME TAXES	104,739	144,975	159,273

INCOME TAXES	29,824	53,736	59,869

NET INCOME	74,915	91,239	99,404

PREFERRED STOCK DIVIDEND REQUIREMENTS	-	-	9,409

EARNINGS ON COMMON STOCK	$74,915	$91,239	$89,995

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Toledo Edison Company are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14	$22
Receivables-
Customers	751	449
Associated companies	61,854	88,796
Other (less accumulated provisions of $203,000 and $615,000,
respectively, for uncollectible accounts)	23,336	3,116
Notes receivable from associated companies	111,579	154,380
Prepayments and other	1,213	865
	198,747	247,628
UTILITY PLANT:
In service	870,911	931,263
Less - Accumulated provision for depreciation	407,859	420,445
	463,052	510,818
Construction work in progress	9,007	19,740
	472,059	530,558
OTHER PROPERTY AND INVESTMENTS:
Investment in lessor notes (Note 6)	142,687	154,646
Long-term notes receivable from associated companies	37,233	37,530
Nuclear plant decommissioning trusts	73,500	66,759
Other	1,668	1,756
	255,088	260,691
DEFERRED CHARGES AND OTHER ASSETS:
Goodwill	500,576	500,576
Regulatory assets	109,364	203,719
Pension assets (Note 4)	-	28,601
Property taxes	22,970	21,010
Other	48,706	20,496
	681,616	774,402
	$1,607,510	$1,813,279
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$34	$34
Accounts payable-
Associated companies	70,455	245,215
Other	4,812	4,449
Notes payable to associated companies	111,242	13,396
Accrued taxes	24,433	30,245
Lease market valuation liability	36,900	36,900
Other	23,183	22,747
	271,059	352,986
CAPITALIZATION (See Statements of Capitalization):
Common stockholder's equity	480,050	485,191
Long-term debt and other long-term obligations	299,626	303,397
	779,676	788,588
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	78,905	103,463
Accumulated deferred investment tax credits	6,804	10,180
Lease market valuation liability (Note 6)	273,100	310,000
Retirement benefits	73,106	63,215
Asset retirement obligations	30,213	28,366
Deferred revenues - electric service programs	1,458	12,639
Lease assignment payable to associated companies	30,529	83,485
Other	62,660	60,357
	556,775	671,705
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)
	$1,607,510	$1,813,279

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Toledo Edison Company are an integral part of these balance sheets.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2008	2007
	(In thousands)
COMMON STOCKHOLDER'S EQUITY:
Common stock, $5 par value, 60,000,000 shares authorized,
29,402,054 shares outstanding	$147,010	$147,010
Other paid-in capital	175,879	173,169
Accumulated other comprehensive loss (Note 2(F))	(33,372)	(10,606)
Retained earnings (Note 10(A))	190,533	175,618
Total	480,050	485,191

LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS (Note 10(C)):
Secured notes-
5.375% due 2028	-	3,751

Unsecured notes-
6.150% due 2037	300,000	300,000

Capital lease obligations (Note 6)	80	114
Net unamortized discount on debt	(420)	(434)
Long-term debt due within one year	(34)	(34)
Total long-term debt and other long-term obligations	299,626	303,397
TOTAL CAPITALIZATION	$779,676	$788,588

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Toledo Edison Company are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
		Common Stock		Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2006		39,133,887	$195,670	$473,638	$4,690	$189,428
Net income	$99,404					99,404
Unrealized gain on investments, net
of $211,000 of income taxes	462				462
Comprehensive income	$99,866
Net liability for unfunded retirement benefits
due to the implementation of SFAS 158, net
of $26,929,000 of income tax benefits (Note 4)					(41,956)
Affiliated company asset transfers				(130,571)
Repurchase of common stock		(9,731,833)	(48,660)	(176,341)
Preferred stock redemption premiums						(4,840)
Restricted stock units				38
Stock-based compensation				22
Cash dividends on preferred stock						(4,569)
Cash dividends declared on common stock						(75,000)
Balance, December 31, 2006		29,402,054	147,010	166,786	(36,804)	204,423
Net income	$91,239					91,239
Unrealized gain on investments, net
of $1,089,000 of income taxes	1,901				1,901
Pension and other postretirement benefits, net
of $15,077,000 of income taxes (Note 4)	24,297				24,297
Comprehensive income	$117,437
Restricted stock units				53
Stock-based compensation				2
Consolidated tax benefit allocation				6,328
FIN 48 cumulative effect adjustment						(44)
Cash dividends declared on common stock						(120,000)
Balance, December 31, 2007		29,402,054	147,010	173,169	(10,606)	175,618
Net income	$74,915					74,915
Unrealized gain on investments, net
of $1,421,000 of income taxes	2,372				2,372
Pension and other postretirement benefits, net
of $11,630,000 of income tax benefits (Note 4)	(25,138)				(25,138)
Comprehensive income	$52,149
Restricted stock units				47
Stock-based compensation				1
Consolidated tax benefit allocation				2,662
Cash dividends declared on common stock						(60,000)
Balance, December 31, 2008		29,402,054	$147,010	$175,879	$(33,372)	$190,533

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Toledo Edison Company are an integral part of these statements.

THE TOLEDO EDISON COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2008	2007	2006
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$74,915	$91,239	$99,404
Adjustments to reconcile net income to net cash from operating activities-
Provision for depreciation	32,422	36,743	33,310
Amortization of regulatory assets	109,201	104,348	95,032
Deferral of new regulatory assets	(15,097)	(62,664)	(54,946)
Deferred rents and lease market valuation liability	(37,938)	265,981	(32,925)
Deferred income taxes and investment tax credits, net	(16,869)	(26,318)	(37,133)
Accrued compensation and retirement benefits	1,483	5,276	4,415
Electric service prepayment programs	(11,181)	(10,907)	(9,060)
Pension trust contribution	-	(7,659)	-
Decrease (increase) in operating assets-
Receivables	20,186	(64,489)	6,387
Prepayments and other current assets	(348)	(13)	208
Increase (decrease) in operating liabilities-
Accounts payable	(164,397)	8,722	39,847
Accrued taxes	(5,812)	(14,954)	(2,026)
Accrued interest	(17)	(1,350)	1,899
Other	(3,289)	5,188	4,640
Net cash provided from (used for) operating activities	(16,741)	329,143	149,052

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	-	-	299,550
Short-term borrowings, net	97,846	-	62,909
Redemptions and Repayments-
Common stock	-	-	(225,000)
Preferred stock	-	-	(100,840)
Long-term debt	(3,860)	(85,797)	(202,550)
Short-term borrowings, net	-	(153,567)	-
Dividend Payments-
Common stock	(70,000)	(85,000)	(75,000)
Preferred stock	-	-	(4,569)
Other	(131)	-	(2,887)
Net cash provided from (used for) financing activities	23,855	(324,364)	(248,387)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(57,385)	(58,871)	(61,232)
Loan repayments from (loans to) associated companies, net	42,822	(51,002)	(52,178)
Collection of principal on long-term notes receivable	276	91,308	202,787
Redemption of lessor notes (Note 6)	11,959	14,847	9,305
Sales of investment securities held in trusts	37,931	44,682	53,458
Purchases of investment securities held in trusts	(40,960)	(47,853)	(53,724)
Other	(1,765)	2,110	926
Net cash provided from (used for) investing activities	(7,122)	(4,779)	99,342

Net change in cash and cash equivalents	(8)	-	7
Cash and cash equivalents at beginning of year	22	22	15
Cash and cash equivalents at end of year	$14	$22	$22

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$22,203	$33,841	$17,785
Income taxes	$62,879	$73,845	$95,753

The accompanying Combined Notes to Consolidated Financial Statements as they relate to The Toledo Edison Company are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

MANAGEMENT’S NARRATIVE
ANALYSIS OF RESULTS OF OPERATIONS

JCP&L is a wholly owned, electric utility subsidiary of FirstEnergy. JCP&L conducts business in New Jersey, providing regulated electric transmission and distribution services. JCP&L also provides generation services to franchise customers electing to retain JCP&L as their power supplier. JCP&L procures electric supply to serve its BGS customers through a statewide auction process approved by the NJBPU.

Results of Operations

Net income increased to $187 million in 2008 from $186 million in 2007. The increase was primarily due to higher operating revenues, lower other operating costs and lower amortization of regulatory assets, partially offset by higher purchased power costs and other expenses.

Revenues

Revenues increased $228 million, or 7%, in 2008 compared with 2007 due to higher retail generation revenues ($182 million) and higher wholesale revenues ($62 million), partially offset by a decrease in distribution throughput ($7 million).

Retail generation revenues from all customer classes increased due to higher unit prices resulting from the BGS auctions effective June 1, 2007, and June 1, 2008, partially offset by decreased retail generation KWH sales. Residential and commercial sales volumes decreased primarily as a result of milder weather (heating degree days and cooling degree days decreased by 2.3% and 6.4%, respectively, in 2008 compared to 2007). Customer shopping also contributed to the decreased sales volumes in the commercial sector (shopping increased by 3.5 percentage points in 2008 compared to 2007). Industrial sales volumes decreased primarily due to weakening economic conditions and increased customer shopping.

Changes in retail generation KWH sales and revenues by customer class in 2008 compared to 2007 are summarized in the following tables:

Retail Generation KWH Sales	Decrease

Residential	(1.7)%
Commercial	(6.1)%
Industrial	(6.3)%
Decrease in Generation Sales	(3.7)%

Retail Generation Revenues	Increase
(In millions)
Residential	$124
Commercial	52
Industrial	6
Increase in Generation Revenues	$182

Wholesale generation revenues increased $62 million in 2008 primarily due to higher market prices for NUG sales in PJM, partially offset by a decrease in sales volume compared to 2007.

JCP&L defers amounts by which the costs of supplying BGS and costs incurred under NUG agreements exceed amounts collected through BGS and NUGC rates from retail customers and revenues from the sale of NUG power.

Distribution revenues decreased $7 million in 2008 compared to 2007 due to lower KWH deliveries, reflecting the weather and economic impacts described above, partially offset by a slight increase in composite unit prices.

Changes in distribution KWH deliveries and revenues by customer class in 2008 compared to 2007 are summarized in the following tables:

Distribution KWH Deliveries	Decrease

Residential	(1.7)%
Commercial	(1.6)%
Industrial	(3.9)%
Decrease in Distribution Deliveries	(2.0)%

Distribution Revenues	Decrease
(In millions)
Residential	$(1)
Commercial	(5)
Industrial	(1)
Decrease in Distribution Revenues	$(7)

Expenses

Total expenses increased by $214 million in 2008 compared to 2007. The following table presents changes from the prior year period by expense category:

Expenses - Changes	Increase (Decrease)
(In millions)
Purchased power costs	$248
Other operating costs	(23)
Provision for depreciation	11
Amortization of regulatory assets	(23)
General taxes	1
Net increase in expenses	$214

Purchased power costs increased in 2008 primarily due to higher unit prices resulting from the BGS auctions effective June 1, 2007, and June 1, 2008, partially offset by a decrease in purchases due to the lower generation KWH sales discussed above. Other operating costs decreased primarily as a result of lower professional and contractor costs charged to expense (more costs were dedicated to capital projects in 2008) and lower employee benefit expenses. Depreciation expense increased primarily due to an increase in depreciable property during 2007. Amortization of regulatory assets decreased in 2008 primarily due to the completion in December 2007 of regulatory asset recovery associated with TMI-2 and lower transition cost amortization due to the lower KWH deliveries discussed above.

Other Expenses

Other expenses increased by $15 million in 2008 compared to 2007 primarily due to interest expense associated with JCP&L’s $550 million issuance of senior notes in May 2007, reduced life insurance investment values and lower interest income on regulatory asset balances.

Sale of Investment

On April 17, 2008, JCP&L closed the sale of its 86-MW Forked River Power Plant to Maxim Power Corp. for $20 million. In conjunction with this sale, FES entered into a 10-year tolling agreement with Maxim for the entire capacity of the plant. The sale is subject to regulatory accounting and did not have a material impact on JCP&L’s earnings in 2008. The New Jersey Rate Counsel has appealed the NJBPU’s approval of the sale to the Appellate Division of the Superior Court of New Jersey, where it is currently pending.

Market Risk Information

JCP&L uses various market risk sensitive instruments, including derivative contracts, primarily to manage the risk of price and interest rate fluctuations. FirstEnergy’s Risk Policy Committee, comprised of members of senior management, provides general oversight to risk management activities.

Commodity Price Risk

JCP&L is exposed to market risk primarily due to fluctuations in electricity, energy transmission and natural gas prices. To manage the volatility relating to these exposures, JCP&L uses a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes. Derivatives that fall within the scope of SFAS 133 must be recorded at their fair value and marked to market. Certain of JCP&L’s derivative hedging contracts qualify for the normal purchase and normal sale exception under SFAS 133 and are therefore excluded from the table below. Contracts that are not exempt from such treatment include power purchase agreements with NUG entities that were structured pursuant to the Public Utility Regulatory Policies Act of 1978. These non-trading contracts are adjusted to fair value at the end of each quarter, with a corresponding regulatory asset recognized for above-market costs or regulatory liability for below-market costs. The change in the fair value of commodity derivative contracts related to energy production during 2008 is summarized in the following table:

Decrease in the Fair Value of Derivative Contracts	Non-Hedge	Hedge	Total
	(In millions)
Change in the fair value of commodity derivative contracts:
Outstanding net liabilities as of January 1, 2008	$(740)	$-	$(740)
Additions/Changes in value of existing contracts	1	-	1
Settled contracts	229	-	229

Net Liabilities - Derivatives Contracts as of December 31, 2008(1)	$(510)	$-	$(510)

Impact of Changes in Commodity Derivative Contracts(2)
Income Statement Effects (Pre-Tax)	$-	$-	$-
Balance Sheet Effects:
Regulatory Asset (Net)	$(230)	$-	$(230)

(1)	Includes $510 million in non-hedge commodity derivative contracts (primarily with NUGs) that are offset by a regulatory asset, with no impact to earnings.
(2)	Represents the change in value of existing contracts, settled contracts and changes in techniques/assumptions.

Derivatives are included on the Consolidated Balance Sheet as of December 31, 2008 as follows:

Balance Sheet Classification	Non-Hedge	Hedge	Total
	(In millions)
Non-Current-
Other deferred charges	$22	$-	$22
Other noncurrent liabilities	(532)	-	(532)
Net liabilities	$(510)	$-	$(510)

The valuation of derivative contracts is based on observable market information to the extent that such information is available. In cases where such information is not available, JCP&L relies on model-based information. The model provides estimates of future regional prices for electricity and an estimate of related price volatility. JCP&L uses these results to develop estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of commodity derivative contracts as of December 31, 2008 are summarized by year in the following table:

Source of Information
- Fair Value by Contract Year	2009	2010	2011	2012	2013	Thereafter	Total
	(In millions)
Broker quote sheets(1)	$(161)	$(149)	$(109)	$(41)	$-	$-	$(460)
Prices based on models	-	-	-	-	(25)	(25)	(50)
Total(2)	$(161)	$(149)	$(109)	$(41)	$(25)	$(25)	$(510)

(1)	Validated by observable market transactions.
(2)	Includes $510 million in non-hedge commodity derivative contracts (primarily with NUGs) that are offset by a regulatory asset, with no impact to earnings.

JCP&L performs sensitivity analyses to estimate its exposure to the market risk of its commodity positions. A hypothetical 10% adverse shift in quoted market prices in the near term on derivative instruments would not have had a material effect on JCP&L’s consolidated financial position or cash flows as of December 31, 2008. Based on derivative contracts held as of December 31, 2008, an adverse 10% change in commodity prices would not have a material effect on JCP&L’s net income for the next 12 months.

Interest Rate Risk

JCP&L’s exposure to fluctuations in market interest rates is reduced since a significant portion of its debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for JCP&L’s investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2009	2010	2011	2012	2013	after	Total	Value
(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents:
Fixed Income		$1				$258	$259	$259
Average interest rate		4.0%				4.6%	4.6%

Liabilities
Long-term Debt:
Fixed rate	$29	$31	$32	$34	$36	$1,407	$1,569	$1,520
Average interest rate	5.3%	5.4%	5.6%	5.7%	5.7%	5.8%	5.8%
Short-term Borrowings:	$121						$121	$121
Average interest rate	1.5%						1.5%

Equity Price Risk

Included in JCP&L’s nuclear decommissioning trusts are marketable equity securities carried at their market value of approximately $66 million as of December 31, 2008. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $7 million reduction in fair value as of December 31, 2008 (see Note 5).

Legal Proceedings

See the “Regulatory Matters,” “Environmental Matters” and “Other Legal Proceedings” sections within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of other legal proceedings applicable to JCP&L.

New Accounting Standards and Interpretations

See the “New Accounting Standards and Interpretations” section within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of new accounting standards and interpretations applicable to JCP&L.

MANAGEMENT REPORTS

Management's Responsibility for Financial Statements

The consolidated financial statements of Jersey Central Power & Light Company (Company) were prepared by management, who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the Company’s 2008 consolidated financial statements.

FirstEnergy Corp.’s internal auditors, who are responsible to the Audit Committee of FirstEnergy’s Board of Directors, review the results and performance of the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

FirstEnergy’s Audit Committee consists of four independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the independent registered public accounting firm's independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held ten meetings in 2008.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Jersey Central Power & Light Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of Jersey Central Power & Light Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 8) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 4).

PricewaterhouseCoopers LLP Cleveland, Ohio February 24, 2009

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

REVENUES (Note 3):
Electric sales	$3,420,772	$3,191,999	$2,617,390
Excise tax collections	51,481	51,848	50,255
Total revenues	3,472,253	3,243,847	2,667,645

EXPENSES (Note 3):
Purchased power from affiliates	-	-	25,102
Purchased power from non-affiliates	2,206,251	1,957,975	1,496,227
Other operating costs	302,894	325,814	320,847
Provision for depreciation	96,482	85,459	83,172
Amortization of regulatory assets	364,816	388,581	274,704
General taxes	67,340	66,225	63,925
Total expenses	3,037,783	2,824,054	2,263,977

OPERATING INCOME	434,470	419,793	403,668

OTHER INCOME (EXPENSE):
Miscellaneous income (expense)	(1,037)	8,570	13,323
Interest expense (Note 3)	(99,459)	(96,988)	(83,411)
Capitalized interest	1,245	3,789	3,758
Total other expense	(99,251)	(84,629)	(66,330)

INCOME BEFORE INCOME TAXES	335,219	335,164	337,338

INCOME TAXES	148,231	149,056	146,731

NET INCOME	186,988	186,108	190,607

PREFERRED STOCK DIVIDEND REQUIREMENTS	-	-	1,018

EARNINGS ON COMMON STOCK	$186,988	$186,108	$189,589

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Jersey Central Power & Light Company are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$66	$94
Receivables-
Customers (less accumulated provisions of $3,230,000 and $3,691,000,
respectively, for uncollectible accounts)	340,485	321,026
Associated companies	265	21,297
Other	37,534	59,244
Notes receivable - associated companies	16,254	18,428
Prepaid taxes	10,492	1,012
Other	18,066	17,603
	423,162	438,704
UTILITY PLANT:
In service	4,307,556	4,175,125
Less - Accumulated provision for depreciation	1,551,290	1,516,997
	2,756,266	2,658,128
Construction work in progress	77,317	90,508
	2,833,583	2,748,636
OTHER PROPERTY AND INVESTMENTS:
Nuclear fuel disposal trust	181,468	176,512
Nuclear plant decommissioning trusts	143,027	175,869
Other	2,145	2,083
	326,640	354,464
DEFERRED CHARGES AND OTHER ASSETS:
Regulatory assets	1,228,061	1,595,662
Goodwill	1,810,936	1,826,190
Pension assets (Note 4)	-	100,615
Other	29,946	29,809
	3,068,943	3,552,276
	$6,652,328	$7,094,080
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$29,094	$27,206
Short-term borrowings-
Associated companies	121,380	130,381
Accounts payable-
Associated companies	12,821	7,541
Other	198,742	193,848
Accrued taxes	20,561	3,124
Accrued interest	9,197	9,318
Other	133,091	103,286
	524,886	474,704
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	2,729,010	3,017,864
Long-term debt and other long-term obligations	1,531,840	1,560,310
	4,260,850	4,578,174
NONCURRENT LIABILITIES:
Power purchase contract liability	531,686	763,173
Accumulated deferred income taxes	689,065	800,214
Nuclear fuel disposal costs	196,235	192,402
Asset retirement obligations	95,216	89,669
Retirement benefits	190,182	2,468
Other	164,208	193,276
	1,866,592	2,041,202
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)
	$6,652,328	$7,094,080

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Jersey Central Power & Light Company are an integral part of these balance sheets.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2008	2007
	(In thousands)
COMMON STOCKHOLDER'S EQUITY:
Common stock, $10 par value, 16,000,000 shares authorized,
14,421,637 shares outstanding	$144,216	$144,216
Other paid-in capital	2,644,756	2,655,941
Accumulated other comprehensive loss (Note 2(F))	(216,538)	(19,881)
Retained earnings (Note 10(A))	156,576	237,588
Total	2,729,010	3,017,864

LONG-TERM DEBT (Note 10(C)):
Secured notes-
5.390% due 2008-2010	33,469	52,273
5.250% due 2008-2012	33,229	41,631
5.810% due 2010-2013	77,075	77,075
5.410% due 2012-2014	25,693	25,693
6.160% due 2013-2017	99,517	99,517
5.520% due 2014-2018	49,220	49,220
5.610% due 2018-2021	51,139	51,139
Total	369,342	396,548

Unsecured notes-
5.625% due 2016	300,000	300,000
5.650% due 2017	250,000	250,000
4.800% due 2018	150,000	150,000
6.400% due 2036	200,000	200,000
6.150% due 2037	300,000	300,000
Total	1,200,000	1,200,000

Net unamortized discount on debt	(8,408)	(9,032)
Long-term debt due within one year	(29,094)	(27,206)
Total long-term debt	1,531,840	1,560,310
TOTAL CAPITALIZATION	$4,260,850	$4,578,174

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Jersey Central Power & Light Company are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
		Common Stock		Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2006		15,371,270	$153,713	$3,003,190	$(2,030)	$55,890
Net income	$190,607					190,607
Net unrealized gain on derivative instruments,
net of $101,000 of income taxes	147				147
Comprehensive income	$190,754
Net liability for unfunded retirement benefits
due to the implementation of SFAS 158, net
of $42,233,000 of income tax benefits (Note 4)					(42,371)
Repurchase of common stock		(361,935)	(3,620)	(73,381)
Preferred stock redemption premium						(663)
Restricted stock units				101
Stock-based compensation				48
Cash dividends on preferred stock						(354)
Cash dividends declared on common stock						(100,000)
Purchase accounting fair value adjustment				(21,679)
Balance, December 31, 2006		15,009,335	150,093	2,908,279	(44,254)	145,480
Net income	$186,108					186,108
Net unrealized gain on derivative instruments,
net of $11,000 of income taxes	293				293
Pension and other postretirement benefits, net
of $23,644,000 of income taxes (Note 4)	24,080				24,080
Comprehensive income	$210,481
Restricted stock units				198
Stock-based compensation				3
Consolidated tax benefit allocation				4,637
Repurchase of common stock		(587,698)	(5,877)	(119,123)
Cash dividends declared on common stock						(94,000)
Purchase accounting fair value adjustment				(138,053)
Balance, December 31, 2007		14,421,637	144,216	2,655,941	(19,881)	237,588
Net income	$186,988					186,988
Net unrealized gain on derivative instruments	276				276
Pension and other postretirement benefits, net
of $131,317,000 of income tax benefits (Note 4)	(196,933)				(196,933)
Comprehensive loss	$(9,669)
Restricted stock units				3
Stock-based compensation				1
Consolidated tax benefit allocation				4,065
Cash dividends declared on common stock						(268,000)
Purchase accounting fair value adjustment				(15,254)
Balance, December 31, 2008		14,421,637	$144,216	$2,644,756	$(216,538)	$156,576

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Jersey Central Power & Light Company are an integral part of these statements.

JERSEY CENTRAL POWER & LIGHT COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2008	2007	2006
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$186,988	$186,108	$190,607
Adjustments to reconcile net income to net cash from operating activities-
Provision for depreciation	96,482	85,459	83,172
Amortization of regulatory assets	364,816	388,581	274,704
Deferred purchased power and other costs	(165,071)	(203,157)	(281,498)
Deferred income taxes and investment tax credits, net	12,834	(30,791)	43,896
Accrued compensation and retirement benefits	(35,791)	(23,441)	(12,670)
Cash collateral from (returned to) suppliers	23,106	(31,938)	(109,108)
Pension trust contributions	-	(17,800)	-
Decrease (increase) in operating assets-
Receivables	8,042	(73,259)	1,103
Materials and supplies	348	(364)	61
Prepaid taxes	(9,562)	12,321	5,385
Other current assets	(38)	2,096	(2,134)
Increase (decrease) in operating liabilities-
Accounts payable	10,174	(39,396)	53,330
Accrued taxes	2,582	11,658	(52,905)
Accrued interest	(121)	(5,140)	(5,458)
Other	(13,002)	5,369	1,272
Net cash provided from operating activities	481,787	266,306	189,757

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	-	543,807	382,400
Short-term borrowings, net	-	-	5,194
Redemptions and Repayments-
Long-term debt	(27,206)	(325,337)	(207,231)
Short-term borrowings, net	(9,001)	(56,159)	-
Common stock	-	(125,000)	(77,000)
Preferred stock	-	-	(13,312)
Dividend Payments-
Common stock	(268,000)	(94,000)	(100,000)
Preferred stock	-	-	(354)
Other	(80)	(609)	-
Net cash used for financing activities	(304,287)	(57,298)	(10,303)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(178,358)	(199,856)	(160,264)
Proceeds from asset sales	20,000	-	-
Loan repayments from (loans to) associated companies, net	2,173	6,029	(6,037)
Sales of investment securities held in trusts	248,185	195,973	216,521
Purchases of investment securities held in trusts	(265,441)	(212,263)	(219,416)
Other	(4,087)	1,162	(10,319)
Net cash used for investing activities	(177,528)	(208,955)	(179,515)

Net increase (decrease) in cash and cash equivalents	(28)	53	(61)
Cash and cash equivalents at beginning of year	94	41	102
Cash and cash equivalents at end of year	$66	$94	$41

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$99,731	$102,492	$80,101
Income taxes	$145,943	$156,073	$134,279

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Jersey Central Power & Light Company are an integral part of these statements.

METROPOLITAN EDISON COMPANY

MANAGEMENT’S NARRATIVE
ANALYSIS OF RESULTS OF OPERATIONS

Met-Ed is a wholly owned electric utility subsidiary of FirstEnergy. Met-Ed conducts business in eastern Pennsylvania, providing regulated electric transmission and distribution services. Met-Ed also provides generation service to those customers electing to retain Met-Ed as their power supplier. Met-Ed has a partial requirements wholesale power sales agreement with FES, to supply a portion of each of its default service obligations at fixed prices through 2009. This sales agreement is renewed annually unless cancelled by either party with at least a sixty day written notice prior to the end of the calendar year.

Results of Operations

In 2008, Met-Ed reported net income of $88 million compared to $95 million 2007. The decrease was primarily due to higher purchased power costs, net amortization of regulatory assets and other operating costs, partially offset by higher revenues.

Revenues

Revenues increased by $142 million, or 9.4%, in 2008 compared to 2007 principally due to higher wholesale generation revenues and distribution throughput revenues. Wholesale revenues increased by $111 million in 2008 compared to 2007, primarily reflecting higher PJM spot market prices. Increased distribution throughput revenues were partially offset by decreases in retail generation revenues and PJM transmission revenues.

In 2008, retail generation revenues decreased $3 million primarily due to lower KWH sales to industrial customers due to the weakening economy, partially offset by higher KWH sales to commercial customers and higher composite unit prices in all customer classes.

Changes in retail generation sales and revenues in 2008 compared to 2007 are summarized in the following tables:

Increase
Retail Generation KWH Sales	(Decrease)

Residential	-
Commercial	1.3%
Industrial	(4.0)%
Net Decrease in Retail Generation Sales	(0.7)%

Increase
Retail Generation Revenues	(Decrease)
(In millions)
Residential	$1
Commercial	3
Industrial	(7)
Net Decrease in Retail Generation Revenues	$(3)

Revenues from distribution throughput increased $47 million in 2008 compared to 2007. Higher rates received for transmission services, resulting from the annual update of Met-Ed’s TSC rider effective June 1, 2008 (see Regulatory Matters). Decreased KWH deliveries in the industrial customer class were partially offset by increased KWH deliveries to commercial customers.

Changes in distribution KWH deliveries and revenues in 2008 compared to 2007 are summarized in the following tables:

Increase
Distribution KWH Deliveries	(Decrease)

Residential	-
Commercial	1.3%
Industrial	(4.0)%
Net Decrease in Distribution Deliveries	(0.7)%

Distribution Revenues	Increase
(In millions)
Residential	$21
Commercial	17
Industrial	9
Increase in Distribution Revenues	$47

Transmission revenues decreased by $15 million in 2008 compared to 2007, primarily due to decreased auction revenue rights in PJM. Met-Ed defers the difference between transmission revenues and net transmission costs incurred, resulting in no material effect to current period earnings.

Expenses

Total operating expenses increased by $153 million in 2008 compared to 2007. The following table presents changes from the prior year by expense category:

Expenses – Changes	Increase
(In millions)
Purchased power costs	$112
Other operating costs	10
Provision for depreciation	2
Amortization of regulatory assets	8
Deferral of new regulatory assets	15
General taxes	6
Increase in expenses	$153

Purchased power costs increased by $112 million in 2008 due to higher composite unit prices paid to non-affiliates in the PJM market. Other operating costs increased by $10 million in 2008 primarily due to higher transmission expenses resulting from higher transmission losses and congestion costs, partially offset by the absence of costs associated with an ice storm in Met-Ed’s service territory in the fourth quarter of 2007 that caused widespread damage to its electrical system.

Amortization of regulatory assets increased in 2008 due to higher CTC revenues applied to non-NUG costs. The deferral of new regulatory assets decreased in 2008 primarily due to the absence of the 2007 deferral of previously expensed decommissioning costs ($15 million) for the Saxton nuclear research facility and decreased transmission cost deferrals ($6 million) partially offset by higher universal service charge deferrals ($6 million).

In 2008, general taxes increased primarily due to higher gross receipts taxes resulting from increased sales revenues.

Other Expense

Other expense increased $4 million in 2008 primarily due to a $10 million decrease in interest earned on stranded regulatory assets, reflecting lower regulatory asset balances, partially offset by lower interest expense of $7 million due to decreased borrowings from the regulated money pool.

Market Risk Information

Met-Ed uses various market risk sensitive instruments, including derivative contracts, to manage the risk of price and interest rate fluctuations. FirstEnergy’s Risk Policy Committee, comprised of members of senior management, provides general oversight to risk management activities.

Commodity Price Risk

Met-Ed is exposed to market risk primarily due to fluctuations in electricity, energy transmission and natural gas prices. To manage the volatility relating to these exposures, Met-Ed uses a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes. Derivatives that fall within the scope of SFAS 133 must be recorded at their fair value and marked to market. Certain of Met-Ed’s derivative hedging contracts qualify for the normal purchase and normal sale exception under SFAS 133 and are therefore excluded from the table below. Contracts that are not exempt from such treatment include power purchase agreements with NUG entities that were structured pursuant to the Public Utility Regulatory Policies Act of 1978. These non-trading contracts are adjusted to fair value at the end of each quarter, with a corresponding regulatory asset recognized for above-market costs or regulatory liability for below-market costs. The change in the fair value of commodity derivative contracts related to energy production during 2008 is summarized in the following table:

Increase (Decrease) in the Fair Value of Derivative Contracts	Non-Hedge	Hedge	Total
	(In millions)
Change in the Fair Value of Commodity Derivative Contracts
Outstanding net liabilities as of January 1, 2008	$(9)	$-	$(9)
Additions/Changes in value of existing contracts	144	-	144
Settled contracts	29	-	29
Net Assets - Derivatives Contracts as of December 31, 2008(1)	$164	$-	$164

Impact of Changes in Commodity Derivative Contracts(2)
Income Statement Effects (Pre-Tax)	$-	$-	$-
Balance Sheet Effects:
Regulatory Liability (net)	$(173)	$-	$(173)

(1)	Includes $164 million in non-hedge commodity derivative contracts (primarily with NUGs) that are offset by a regulatory liability with no impact to earnings.
(2)	Represents the change in value of existing contracts, settled contracts and changes in techniques/assumptions.

Derivatives are included on the Consolidated Balance Sheet as of December 31, 2008 as follows:

	Non-Hedge	Hedge	Total
	(In millions)
Non-Current-
Other deferred charges	$314	$-	$314
Other noncurrent liabilities	(150)	-	(150)

Net assets	$164	$-	$164

The valuation of derivative contracts is based on observable market information to the extent that such information is available. In cases where such information is not available, Met-Ed relies on model-based information. The model provides estimates of future regional prices for electricity and an estimate of related price volatility. Met-Ed uses these results to develop estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of commodity derivative contracts as of December 31, 2008 are summarized by year in the following table:

Source of Information
- Fair Value by Contract Year	2009	2010	2011	2012	2013	Thereafter	Total
	(In millions)
Broker quote sheets(1)	$(39)	$(29)	$(28)	$(23)	$-	$-	$(119)
Prices based on models	-	-	-	-	42	241	283
Total(2)	$(39)	$(29)	$(28)	$(23)	$42	$241	$164

(1)	Validated by observable market transactions.
(2)	Includes $164 million in non-hedge commodity derivative contracts (primarily with NUGs) that are offset by a regulatory liability with no impact to earnings.

Met-Ed performs sensitivity analyses to estimate its exposure to the market risk of its commodity positions. A hypothetical 10% adverse shift in quoted market prices in the near term on derivative instruments would not have had a material effect on Met-Ed’s consolidated financial position or cash flows as of December 31, 2008. Based on derivative contracts held as of December 31, 2008, an adverse 10% change in commodity prices would not have a material effect on Met-Ed’s net income for the next 12 months.

Interest Rate Risk

Met-Ed’s exposure to fluctuations in market interest rates is reduced since a significant portion of its debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for Met-Ed’s investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2009	2010	2011	2012	2013	after	Total	Value
	(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents:
Fixed Income						$116	$116	$116
Average interest rate						4.4%	4.4%

Liabilities
Long-term Debt:
Fixed rate		$100			$150	$263	$513	$490
Average interest rate		4.5%			5.0%	4.9%	4.8%
Variable rate						$29	$29	$29
Average interest rate						1.1%	1.1%
Short-term Borrowings:	$265						$265	$265
Average interest rate	0.9%						0.9%

Equity Price Risk

Included in Met-Ed’s nuclear decommissioning trusts are marketable equity securities carried at their market value of approximately $110 million as of December 31, 2008. A hypothetical 10% decrease in prices quoted by stock exchanges would result in an $11 million reduction in fair value as of December 31, 2008 (see Note 5).

Legal Proceedings

See the “Regulatory Matters,” “Environmental Matters” and “Other Legal Proceedings” sections within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of legal proceedings applicable to Met-Ed.

New Accounting Standards and Interpretations

See the “New Accounting Standards and Interpretations” section within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of new accounting standards and interpretations applicable to Met-Ed.

MANAGEMENT REPORTS

Management's Responsibility for Financial Statements

The consolidated financial statements of Metropolitan Edison Company (Company) were prepared by management, who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the Company’s 2008 consolidated financial statements.

FirstEnergy Corp.’s internal auditors, who are responsible to the Audit Committee of FirstEnergy’s Board of Directors, review the results and performance of the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

FirstEnergy’s Audit Committee consists of four independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the independent registered public accounting firm's independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held ten meetings in 2008.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of Metropolitan Edison Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of Metropolitan Edison Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 8) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 4).

PricewaterhouseCoopers LLP Cleveland, Ohio February 24, 2009

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

REVENUES:
Electric sales	$1,573,781	$1,437,498	$1,175,655
Gross receipts tax collections	79,221	73,012	67,403
Total revenues	1,653,002	1,510,510	1,243,058

EXPENSES:
Purchased power from affiliates (Note 3)	303,779	290,205	177,836
Purchased power from non-affiliates	593,203	494,284	456,597
Other operating costs (Note 3)	429,745	419,512	304,243
Provision for depreciation	44,556	42,798	41,715
Amortization of regulatory assets	131,542	123,410	115,672
Deferral of new regulatory assets	(110,038)	(124,821)	(126,571)
Goodwill impairment (Note 2(E))	-	-	355,100
General taxes	85,643	80,135	77,411
Total expenses	1,478,430	1,325,523	1,402,003

OPERATING INCOME (LOSS)	174,572	184,987	(158,945)

OTHER INCOME (EXPENSE):
Interest income	17,647	28,953	34,402
Miscellaneous income (expense)	105	(339)	8,042
Interest expense (Note 3)	(43,651)	(51,022)	(47,385)
Capitalized interest	258	1,154	1,017
Total other expense	(25,641)	(21,254)	(3,924)

INCOME (LOSS) BEFORE INCOME TAXES	148,931	163,733	(162,869)

INCOME TAXES	60,898	68,270	77,326

NET INCOME (LOSS)	$88,033	$95,463	$(240,195)

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Metropolitan Edison Company are an integral part of these statements.

METROPOLITAN EDISON COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$144	$135
Receivables-
Customers (less accumulated provisions of $3,616,000 and $4,327,000,
respectively, for uncollectible accounts)	159,975	142,872
Associated companies	17,034	27,693
Other	19,828	18,909
Notes receivable from associated companies	11,446	12,574
Prepaid taxes	6,121	14,615
Other	1,621	1,348
	216,169	218,146
UTILITY PLANT:
In service	2,065,847	1,972,388
Less - Accumulated provision for depreciation	779,692	751,795
	1,286,155	1,220,593
Construction work in progress	32,305	30,594
	1,318,460	1,251,187
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts	226,139	286,831
Other	976	1,360
	227,115	288,191
DEFERRED CHARGES AND OTHER ASSETS:
Goodwill	416,499	424,313
Regulatory assets	412,994	522,767
Pension assets (Note 4)	-	51,427
Power purchase contract asset	300,141	141,356
Other	31,031	36,411
	1,160,665	1,176,274
	$2,922,409	$2,933,798
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$28,500	$-
Short-term borrowings-
Associated companies	15,003	185,327
Other	250,000	100,000
Accounts payable-
Associated companies	28,707	29,855
Other	55,330	66,694
Accrued taxes	16,238	16,020
Accrued interest	6,755	6,778
Other	30,647	27,393
	431,180	432,067
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	1,004,064	1,048,632
Long-term debt and other long-term obligations	513,752	542,130
	1,517,816	1,590,762
NONCURRENT LIABILITIES:
Accumulated deferred income taxes	387,757	438,890
Accumulated deferred investment tax credits	7,767	8,390
Nuclear fuel disposal costs	44,328	43,462
Asset retirement obligations	170,999	160,726
Retirement benefits	145,218	8,681
Power purchase contract liability	150,324	169,176
Other	67,020	81,644
	973,413	910,969
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)
	$2,922,409	$2,933,798

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Metropolitan Edison Company are an integral part of these balance sheets.

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2008	2007
	(In thousands)
COMMON STOCKHOLDER'S EQUITY:
Common stock, without par value, 900,000 shares authorized,
859,500 shares outstanding	$1,196,172	$1,203,186
Accumulated other comprehensive loss (Note 2(F))	(140,984)	(15,397)
Accumulated deficit (Note 10(A))	(51,124)	(139,157)
Total	1,004,064	1,048,632

LONG-TERM DEBT (Note 10(C)):
First mortgage bonds-
5.950% due 2027	13,690	13,690
Total	13,690	13,690

Unsecured notes-
4.450% due 2010	100,000	100,000
4.950% due 2013	150,000	150,000
4.875% due 2014	250,000	250,000
* 1.100% due 2021	28,500	28,500
Total	528,500	528,500

Net unamortized premium (discount) on debt	62	(60)
Long-term debt due within one year	(28,500)	-
Total long-term debt	513,752	542,130
TOTAL CAPITALIZATION	$1,517,816	$1,590,762

* Denotes variable rate issue with applicable year-end interest rate shown.

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Metropolitan Edison Company are an integral part of these statements.

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

				Accumulated	Retained
		Common Stock		Other	Earnings
	Comprehensive	Number	Carrying	Comprehensive	(Accumulated
	Income (Loss)	of Shares	Value	Income (Loss)	Deficit)
	(Dollars in thousands)

Balance, January 1, 2006		859,500	$1,287,093	$(1,569)	$30,575
Net loss	$(240,195)				(240,195)
Net unrealized gain on derivative instruments,
net of $139,000 of income taxes	196			196
Comprehensive loss	$(239,999)
Net liability for unfunded retirement benefits
due to the implementation of SFAS 158, net
of $26,715,000 of income tax benefits (Note 4)				(25,143)
Restricted stock units			50
Stock-based compensation			38
Cash dividends declared on common stock					(25,000)
Purchase accounting fair value adjustment			(11,106)
Balance, December 31, 2006		859,500	1,276,075	(26,516)	(234,620)
Net Income	$95,463				95,463
Net unrealized gain on derivative instruments	335			335
Pension and other postretirement benefits, net
of $11,666,000 of income taxes (Note 4)	10,784			10,784
Comprehensive income	$106,582
Restricted stock units			104
Stock-based compensation			7
Consolidated tax benefit allocation			1,237
Purchase accounting fair value adjustment			(74,237)
Balance, December 31, 2007		859,500	1,203,186	(15,397)	(139,157)
Net Income	$88,033				88,033
Net unrealized gain on derivative instruments	335			335
Pension and other postretirement benefits, net
of $86,030,000 of income tax benefits (Note 4)	(125,922)			(125,922)
Comprehensive loss	$(37,554)
Restricted stock units			9
Stock-based compensation			1
Consolidated tax benefit allocation			791
Purchase accounting fair value adjustment			(7,815)
Balance, December 31, 2008		859,500	$1,196,172	$(140,984)	$(51,124)

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Metropolitan Edison Company are an integral part of these statements.

METROPOLITAN EDISON COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$88,033	$95,463	$(240,195)
Adjustments to reconcile net income (loss) to net cash from operating activities-
Provision for depreciation	44,556	42,798	41,715
Amortization of regulatory assets	131,542	123,410	115,672
Deferred costs recoverable as regulatory assets	(25,132)	(70,778)	(82,674)
Deferral of new regulatory assets	(110,038)	(124,821)	(126,571)
Deferred income taxes and investment tax credits, net	49,939	35,502	50,278
Accrued compensation and retirement benefits	(23,244)	(18,852)	(6,876)
Goodwill impairment	-	-	355,100
Loss on sale of investment	-	5,432	-
Cash collateral from (to) suppliers	-	1,600	(1,580)
Pension trust contributions	-	(11,012)	-
Decrease (increase) in operating assets-
Receivables	(24,282)	(38,220)	37,107
Prepayments and other current assets	8,223	(926)	(4,385)
Increase (decrease) in operating liabilities-
Accounts payable	(12,512)	(62,760)	94,582
Accrued taxes	470	10,128	(5,647)
Accrued interest	(23)	(718)	(1,804)
Other	15,629	12,870	(2,633)
Net cash provided from (used for) operating activities	143,161	(884)	222,089

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	28,500	-	-
Short-term borrowings, net	-	143,826	1,260
Redemptions and Repayments-
Long-term debt	(28,568)	(50,000)	(100,000)
Short-term borrowings, net	(20,324)	-	-
Dividend Payments-
Common stock	-	-	(25,000)
Other	(266)	(35)	(7)
Net cash provided from (used for) financing activities	(20,658)	93,791	(123,747)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(110,301)	(103,711)	(84,817)
Proceeds from sale of investment	-	4,953	-
Sales of investment securities held in trusts	181,007	184,619	176,460
Purchases of investment securities held in trusts	(193,061)	(196,140)	(185,943)
Loan repayments from (loans to) associated companies, net	1,128	18,535	(3,242)
Other	(1,267)	(1,158)	(790)
Net cash used for investing activities	(122,494)	(92,902)	(98,332)

Net increase in cash and cash equivalents	9	5	10
Cash and cash equivalents at beginning of year	135	130	120
Cash and cash equivalents at end of year	$144	$135	$130

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$38,627	$44,501	$44,597
Income taxes	$16,872	$30,741	$42,173

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Metropolitan Edison Company are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

MANAGEMENT’S NARRATIVE
ANALYSIS OF RESULTS OF OPERATIONS

Penelec is a wholly owned electric utility subsidiary of FirstEnergy. Penelec conducts business in northern and south central Pennsylvania, providing regulated transmission and distribution services. Penelec also provides generation services to those customers electing to retain Penelec as their power supplier. Penelec has a partial requirements wholesale power sales agreement with FES, to supply a portion of each of its default service obligations at fixed prices through 2009. This sales agreement is renewed annually unless cancelled by either party with at least a sixty day written notice prior to the end of the calendar year.

Results of Operations

Net income decreased to $88 million in 2008, compared to $93 million in 2007. The decrease was primarily due to increased purchased power costs and net amortization of regulatory assets, partially offset by higher revenues and decreased other operating costs.

Revenues

Revenues increased by $112 million, or 8.0%, in 2008 compared to 2007 primarily due to higher retail and wholesale generation revenues, distribution throughput revenues and transmission revenues. Wholesale revenues increased $91 million in 2008 compared to the same period of 2007, primarily reflecting higher PJM spot market prices.

In 2008, retail generation revenues increased $4 million primarily due to higher composite unit prices in all customer classes and higher KWH sales to residential and commercial customers, partially offset by a decrease in KWH sales to industrial customers due to the weakening economy.

Changes in retail generation sales and revenues in 2008 as compared to 2007 are summarized in the following tables:

Retail Generation KWH Sales	Increase (Decrease)

Residential	1.4%
Commercial	0.9%
Industrial	(1.9)%
Net Increase in Retail Generation Sales	0.2%

Retail Generation Revenues	Increase (Decrease)
(In millions)
Residential	$4
Commercial	2
Industrial	(2)
Net Increase in Retail Generation Revenues	$4

Revenues from distribution throughput increased $15 million in 2008 compared to 2007. Higher usage in the residential and commercial sectors along with an increase in transmission rates, resulting from the annual update of Penelec’s TSC rider effective June 1, 2008 (see Regulatory Matters) and a slight decrease in usage in the industrial sector.

Changes in distribution KWH deliveries and revenues in 2008 as compared to 2007 are summarized in the following tables:

Distribution KWH Deliveries	Increase (Decrease)

Residential	1.4%
Commercial	0.9%
Industrial	(0.3)%
Net Increase in Distribution Deliveries	0.6%

Distribution Revenues	Increase
(In millions)
Residential	$11
Commercial	3
Industrial	1
Increase in Distribution Revenues	$15

Transmission revenues increased by $5 million in 2008 compared to 2007, primarily due to higher financial transmission rights revenue in PJM. Penelec defers the difference between transmission revenues and net transmission costs incurred in PJM, resulting in no material effect to current period earnings.

Expenses

Total operating expenses increased by $111 million in 2008 compared to 2007. The following table presents changes from the prior year by expense category:

Expenses - Changes	Increase (Decrease)
(In millions)
Purchased power costs	$85
Other operating costs	(7)
Provision for depreciation	5
Amortization of regulatory assets, net	24
General taxes	4
Net Increase in expenses	$111

Purchased power costs increased by $85 million, or 10.8%, in 2008 compared to 2007, primarily due to higher composite unit prices paid to non-affiliates in the PJM market. Other operating costs decreased by $7 million in 2008, principally due to lower labor and contractor costs charged to operating expense, reflecting a higher level of capital-related projects in 2008, and reduced billings from FESC for employee benefits. Depreciation expense increased primarily due to an increase in depreciable property since December 31, 2007.

Amortization of regulatory assets (net of deferrals) increased in 2008 compared to 2007 primarily due to the absence of the 2007 deferral of previously expensed decommissioning costs ($12 million) for the Saxton nuclear research facility and decreased transmission cost deferrals ($20 million), partially offset by an increase in universal service charge deferrals ($8 million).

General taxes increased in 2008 primarily due to higher gross receipts taxes resulting from increased sales revenues.

Other Expense

In 2008, other expense increased primarily due to higher interest expense associated with Penelec’s $300 million senior note issuance in August 2007 and reduced life insurance investment values.

Market Risk Information

Penelec uses various market risk sensitive instruments, including derivative contracts, to manage the risk of price and interest rate fluctuations. FirstEnergy’s Risk Policy Committee, comprised of members of senior management, provides general oversight to risk management activities.

Commodity Price Risk

Penelec is exposed to market risk primarily due to fluctuations in electricity, energy transmission and natural gas prices. To manage the volatility relating to these exposures, Penelec uses a variety of non-derivative and derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes. Derivatives that fall within the scope of SFAS 133 must be recorded at their fair value and marked to market. Certain of Penelec’s derivative hedging contracts qualify for the normal purchase and normal sale exception under SFAS 133 and are therefore excluded from the table below. Contracts that are not exempt from such treatment include power purchase agreements with NUG entities that were structured pursuant to the Public Utility Regulatory Policies Act of 1978. These non-trading contracts are adjusted to fair value at the end of each quarter, with a corresponding regulatory asset recognized for above-market costs or regulatory liability for below-market costs. The change in the fair value of commodity derivative contracts related to energy production during 2008 is summarized in the following table:

Increase (Decrease) in the Fair Value of Derivative Contracts	Non-Hedge	Hedge	Total
	(In millions)
Change in the Fair Value of Commodity Derivative Contracts
Outstanding net liabilities as of January 1, 2008	$(16)	$-	$(16)
Additions/Changes in value of existing contracts	50	-	50
Settled contracts	9	-	9
Net Assets - Derivatives Contracts as of December 31, 2008(1)	$43	$-	$43

Impact of Changes in Commodity Derivative Contracts(2)
Income Statement Effects (Pre-Tax)	$-	$-	$-
Balance Sheet Effects:
Regulatory Liability (net)	$(59)	$-	$(59)

(1)	Includes $43 million in non-hedge commodity derivative contracts (primarily with NUGs) that are offset by a regulatory liability with no impact to earnings.
(2)	Represents the change in value of existing contracts, settled contracts and changes in techniques/assumptions.

Derivatives are included on the Consolidated Balance Sheet as of December 31, 2008 as follows:

	Non-Hedge	Hedge	Total
	(In millions)
Non-Current-
Other deferred charges	$127	$-	$127
Other noncurrent liabilities	(84)	-	(84)

Net assets	$43	$-	$43

The valuation of derivative contracts is based on observable market information to the extent that such information is available. In cases where such information is not available, Penelec relies on model-based information. The model provides estimates of future regional prices for electricity and an estimate of related price volatility. Penelec uses these results to develop estimates of fair value for financial reporting purposes and for internal management decision making. Sources of information for the valuation of commodity derivative contracts as of December 31, 2008 are summarized by year in the following table:

Source of Information
- Fair Value by Contract Year	2009	2010	2011	2012	2013	Thereafter	Total
	(In millions)
Broker quote sheets(1)	$(31)	$(22)	$(35)	$(36)	$-	$-	$(124)
Prices based on models	-	-	-	-	28	139	167
Total(2)	$(31)	$(22)	$(35)	$(36)	$28	$139	$43

(1)	Validated by observable market transactions.
(2)	Includes $43 million in non-hedge commodity derivative contracts (primarily with NUGs) that are offset by a regulatory liability with no impact to earnings.

Penelec performs sensitivity analyses to estimate its exposure to the market risk of its commodity positions. A hypothetical 10% adverse shift in quoted market prices in the near term on derivative instruments would not have had a material effect on Penelec’s consolidated financial position or cash flows as of December 31, 2008. Based on derivative contracts held as of December 31, 2008, an adverse 10% change in commodity prices would not have a material effect on Penelec’s net income for the next 12 months.

Interest Rate Risk

Penelec’s exposure to fluctuations in market interest rates is reduced since a significant portion of its debt has fixed interest rates. The table below presents principal amounts and related weighted average interest rates by year of maturity for Penelec’s investment portfolio and debt obligations.

Comparison of Carrying Value to Fair Value
						There-		Fair
Year of Maturity	2009	2010	2011	2012	2013	after	Total	Value
(Dollars in millions)
Assets
Investments Other Than Cash and Cash Equivalents:
Fixed Income						$179	$179	$179
Average interest rate						3.9%	3.9%

Liabilities
Long-term Debt:
Fixed rate	$100	$59				$575	$734	$676
Average interest rate	6.1%	6.8%				5.9%	6.0%
Variable rate						$45	$45	$45
Average interest rate						1.2%	1.2%
Short-term Borrowings:	$281						$281	$281
Average interest rate	0.9%						0.9%

Equity Price Risk

Included in Penelec’s nuclear decommissioning trusts are marketable equity securities carried at their market value of approximately $53 million as of December 31, 2008. A hypothetical 10% decrease in prices quoted by stock exchanges would result in a $5 million reduction in fair value as of December 31, 2008 (see Note 5).

Legal Proceedings

See the “Regulatory Matters,” “Environmental Matters” and “Other Legal Proceedings” sections within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of legal proceedings applicable to Penelec.

New Accounting Standards and Interpretations

See the “New Accounting Standards and Interpretations” section within the Combined Management’s Discussion and Analysis of Registrant Subsidiaries for discussion of new accounting standards and interpretations applicable to Penelec.

MANAGEMENT REPORTS

Management's Responsibility for Financial Statements

The consolidated financial statements of Pennsylvania Electric Company (Company) were prepared by management, who takes responsibility for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States and are consistent with other financial information appearing elsewhere in this report. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has expressed an unqualified opinion on the Company’s 2008 consolidated financial statements.

FirstEnergy Corp.’s internal auditors, who are responsible to the Audit Committee of FirstEnergy’s Board of Directors, review the results and performance of the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

FirstEnergy’s Audit Committee consists of four independent directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent auditors and the internal auditors; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Committee is directly responsible for appointing the Company’s independent registered public accounting firm and is charged with reviewing and approving all services performed for the Company by the independent registered public accounting firm and for reviewing and approving the related fees. The Committee reviews the independent registered public accounting firm's report on internal quality control and reviews all relationships between the independent registered public accounting firm and the Company, in order to assess the independent registered public accounting firm's independence. The Committee also reviews management’s programs to monitor compliance with the Company’s policies on business ethics and risk management. The Committee establishes procedures to receive and respond to complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and allows for the confidential, anonymous submission of concerns by employees. The Audit Committee held ten meetings in 2008.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of
Directors of Pennsylvania Electric Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, capitalization, common stockholder’s equity, and cash flows present fairly, in all material respects, the financial position of Pennsylvania Electric Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007 (Note 8) and defined benefit pension and other postretirement plans as of December 31, 2006 (Note 4).

PricewaterhouseCoopers LLP Cleveland, Ohio February 24, 2009

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

REVENUES:
Electric sales	$1,443,461	$1,336,517	$1,086,781
Gross receipts tax collections	70,168	65,508	61,679
Total revenues	1,513,629	1,402,025	1,148,460

EXPENSES (Note 3):
Purchased power from affiliates	284,074	284,826	154,420
Purchased power from non-affiliates	591,487	505,528	471,947
Other operating costs	228,257	234,949	203,868
Provision for depreciation	54,643	49,558	48,003
Amortization of regulatory assets, net	71,091	46,761	21,887
General taxes	79,604	76,050	72,612
Total expenses	1,309,156	1,197,672	972,737

OPERATING INCOME	204,473	204,353	175,723

OTHER INCOME (EXPENSE):
Miscellaneous income	1,359	6,501	8,986
Interest expense (Note 3)	(59,424)	(54,840)	(45,278)
Capitalized interest	(591)	939	1,290
Total other expense	(58,656)	(47,400)	(35,002)

INCOME BEFORE INCOME TAXES	145,817	156,953	140,721

INCOME TAXES	57,647	64,015	56,539

NET INCOME	$88,170	$92,938	$84,182

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Pennsylvania Electric Company are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31,	2008	2007
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23	$46
Receivables-
Customers (less accumulated provisions of $3,121,000 and $3,905,000,
respectively, for uncollectible accounts)	146,831	137,455
Associated companies	65,610	22,014
Other	26,766	19,529
Notes receivable from associated companies	14,833	16,313
Prepaid taxes	16,310	1,796
Other	1,517	1,281
	271,890	198,434
UTILITY PLANT:
In service	2,324,879	2,219,002
Less - Accumulated provision for depreciation	868,639	838,621
	1,456,240	1,380,381
Construction work in progress	25,146	24,251
	1,481,386	1,404,632
OTHER PROPERTY AND INVESTMENTS:
Nuclear plant decommissioning trusts	115,292	137,859
Non-utility generation trusts	116,687	112,670
Other	293	531
	232,272	251,060
DEFERRED CHARGES AND OTHER ASSETS:
Goodwill	768,628	777,904
Pension assets (Note 4)	-	66,111
Power purchase contract asset	119,748	60,514
Other	18,658	33,893
	907,034	938,422
	$2,892,582	$2,792,548
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$145,000	$-
Short-term borrowings-
Associated companies	31,402	214,893
Other	250,000	-
Accounts payable-
Associated companies	63,692	83,359
Other	48,633	51,777
Accrued taxes	13,264	15,111
Accrued interest	13,131	13,167
Other	31,730	25,311
	596,852	403,618
CAPITALIZATION (See Consolidated Statements of Capitalization):
Common stockholder's equity	949,109	1,072,057
Long-term debt and other long-term obligations	633,132	777,243
	1,582,241	1,849,300
NONCURRENT LIABILITIES:
Regulatory liabilities	136,579	48,718
Accumulated deferred income taxes	169,807	210,776
Retirement benefits	172,718	41,298
Asset retirement obligations	87,089	81,849
Power purchase contract liability	83,600	85,355
Other	63,696	71,634
	713,489	539,630
COMMITMENTS AND CONTINGENCIES (Notes 6 and 13)
	$2,892,582	$2,792,548

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Pennsylvania Electric Company are an integral part of these balance sheets.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF CAPITALIZATION

As of December 31,	2008	2007
	(In thousands)
COMMON STOCKHOLDER'S EQUITY:
Common stock, $20 par value, 5,400,000 shares authorized,
4,427,577 shares outstanding	$88,552	$88,552
Other paid-in capital	912,441	920,616
Accumulated other comprehensive income (loss) (Note 2(F))	(127,997)	4,946
Retained earnings (Note 10(A))	76,113	57,943
Total	949,109	1,072,057

LONG-TERM DEBT (Note 10(C)):
First mortgage bonds-
5.350% due 2010	12,310	12,310
5.350% due 2010	12,000	12,000
Total	24,310	24,310

Unsecured notes-
6.125% due 2009	100,000	100,000
7.770% due 2010	35,000	35,000
5.125% due 2014	150,000	150,000
6.050% due 2017	300,000	300,000
6.625% due 2019	125,000	125,000
* 1.130% due 2020	20,000	20,000
* 1.210% due 2025	25,000	25,000
Total	755,000	755,000

Net unamortized discount on debt	(1,178)	(2,067)
Long-term debt due within one year	(145,000)	-
Total long-term debt	633,132	777,243
TOTAL CAPITALIZATION	$1,582,241	$1,849,300

* Denotes variable rate issue with applicable year-end interest rate shown.

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Pennsylvania Electric Company are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDER'S EQUITY

					Accumulated
		Common Stock		Other	Other
	Comprehensive	Number	Par	Paid-In	Comprehensive	Retained
	Income (Loss)	of Shares	Value	Capital	Income (Loss)	Earnings
	(Dollars in thousands)

Balance, January 1, 2006		5,290,596	$105,812	$1,202,551	$(309)	$25,823
Net income	$84,182					84,182
Net unrealized gain on investments, net
of $4,000 of income taxes	2				2
Net unrealized gain on derivative instruments, net
of $27,000 of income taxes	38				38
Comprehensive income	$84,222
Net liability for unfunded retirement benefits
due to the implementation of SFAS 158, net
of $17,340,000 of income tax benefits (Note 4)					(6,924)
Restricted stock units				46
Stock-based compensation				21
Cash dividends declared on common stock						(20,000)
Purchase accounting fair value adjustment				(13,184)
Balance, December 31, 2006		5,290,596	105,812	1,189,434	(7,193)	90,005
Net income	$92,938					92,938
Net unrealized gain on investments, net
of $12,000 of income tax benefits	21				21
Net unrealized gain on derivative instruments, net
of $16,000 of income taxes	49				49
Pension and other postretirement benefits, net
of $15,413,000 of income taxes (Note 4)	12,069				12,069
Comprehensive income	$105,077
Restricted stock units				107
Stock-based compensation				7
Consolidated tax benefit allocation				1,261
Repurchase of common stock		(863,019)	(17,260)	(182,740)
Cash dividends declared on common stock						(125,000)
Purchase accounting fair value adjustment				(87,453)
Balance, December 31, 2007		4,427,577	88,552	920,616	4,946	57,943
Net income	$88,170					88,170
Net unrealized gain on investments, net	9				9
of $13,000 of income taxes
Net unrealized gain on derivative instruments, net	69				69
of $4,000 of income tax benefits
Pension and other postretirement benefits, net
of $90,822,000 of income tax benefits (Note 4)	(133,021)				(133,021)
Comprehensive loss	$(44,773)
Restricted stock units				35
Stock-based compensation				1
Consolidated tax benefit allocation				1,066
Cash dividends declared on common stock						(70,000)
Purchase accounting fair value adjustment				(9,277)
Balance, December 31, 2008		4,427,577	$88,552	$912,441	$(127,997)	$76,113

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Pennsylvania Electric Company are an integral part of these statements.

PENNSYLVANIA ELECTRIC COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2008	2007	2006
	(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$88,170	$92,938	$84,182
Adjustments to reconcile net income to net cash from operating activities-
Provision for depreciation	54,643	49,558	48,003
Amortization of regulatory assets, net	71,091	46,761	21,887
Deferred costs recoverable as regulatory assets	(35,898)	(71,939)	(80,942)
Deferred income taxes and investment tax credits, net	95,227	10,713	28,568
Accrued compensation and retirement benefits	(25,661)	(20,830)	5,125
Pension trust contribution	-	(13,436)	-
Decrease (increase) in operating assets-
Receivables	(74,338)	18,771	14,299
Prepayments and other current assets	(16,313)	1,159	683
Increase (decrease) in operating liabilities-
Accounts payable	(1,966)	(59,513)	67,602
Accrued taxes	(2,181)	4,743	(1,524)
Accrued interest	(36)	5,943	(638)
Other	17,815	13,125	8,363
Net cash provided from operating activities	170,553	77,993	195,608

CASH FLOWS FROM FINANCING ACTIVITIES:
New Financing-
Long-term debt	45,000	299,109	-
Short-term borrowings, net	66,509	15,662	-
Redemptions and Repayments-
Common Stock	-	(200,000)	-
Long-term debt	(45,556)	-	-
Short-term borrowings, net	-	-	(61,928)
Dividend Payments-
Common stock	(90,000)	(70,000)	(20,000)
Other	-	(2,210)	-
Net cash provided from (used for) financing activities	(24,047)	42,561	(81,928)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(126,672)	(94,991)	(106,980)
Loan repayments from (loans to) associated companies, net	1,480	3,235	(1,924)
Sales of investment securities held in trusts	117,751	175,222	99,469
Purchases of investment securities held in trusts	(134,621)	(199,375)	(99,469)
Other, net	(4,467)	(4,643)	(4,767)
Net cash used for investing activities	(146,529)	(120,552)	(113,671)

Net increase (decrease) in cash and cash equivalents	(23)	2	9
Cash and cash equivalents at beginning of year	46	44	35
Cash and cash equivalents at end of year	$23	$46	$44

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid During the Year-
Interest (net of amounts capitalized)	$56,972	$44,503	$41,976
Income taxes	$44,197	$2,996	$29,189

The accompanying Combined Notes to Consolidated Financial Statements as they relate to Pennsylvania Electric Company are an integral part of these statements.

COMBINED MANAGEMENT’S DISCUSSION
AND ANALYSIS OF REGISTRANT SUBSIDIARIES

The following is a combined presentation of certain disclosures referenced in Management’s Narrative Analysis of Results of Operations of FES and the Utilities. This information should be read in conjunction with FES’ and the Utilities’ respective Consolidated Financial Statements and Management’s Narrative Analysis of Results of Operations and the Combined Notes to Consolidated Financial Statements.

Regulatory Matters (Applicable to each of the Utilities)

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

The Utilities recognize, as regulatory assets, costs which the FERC, PUCO, PPUC and NJBPU have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to income as incurred. As of December 31, 2008, regulatory assets that did not earn a current return totaled approximately $61 million for JCP&L and $72 million for Met-Ed. Regulatory assets not earning a current return (primarily for certain regulatory transition costs and employee postretirement benefits) will be recovered by 2014 for JCP&L and by 2020 for Met-Ed and Penelec. The following table discloses regulatory assets by company:

	December 31,	December 31,
Regulatory Assets*	2008	2007	Decrease
	(In millions)
OE	$575	$737	$(162)
CEI	784	871	(87)
TE	109	204	(95)
JCP&L	1,228	1,596	(368)
Met-Ed	413	523	(110)

*	Penelec had net regulatory liabilities of approximately $137 million and $49 million as of December 31, 2008 and December 31, 2007, respectively.

Ohio (Applicable to OE, CEI, TE and FES)

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

On January 29, 2009, the PUCO ordered its Staff to develop a proposal to establish an ESP for the Ohio Companies and further ordered that a conference be held on February 5, 2009 to discuss the Staff’s proposal. The Ohio Companies, PUCO Staff, and other parties participated in that conference, and in a subsequent conference held on February 17, 2009. Following discussions with the Staff and other parties regarding the Staff’s proposal, on February 19, 2009, the Ohio Companies filed an amended ESP application, including an attached Stipulation and Recommendation that was signed by the Ohio Companies, the Staff of the PUCO, and many of the intervening parties representing a diverse range of interests, which substantially reflected the terms as proposed by the Staff as modified through the negotiations of the parties. Specifically, the stipulated ESP provides that generation will be provided by FES at the average wholesale rate of the RFP process described above for April and May 2009 to the Ohio Companies for their non-shopping customers and that for the period of June 1, 2009 through May 31, 2011, retail generation prices will be based upon the outcome of a descending clock CBP on a slice-of-system basis. The PUCO may, at its discretion, phase-in a portion of any increase resulting from this CBP process by authorizing deferral of related purchased power costs, subject to specified limits. The proposed ESP further provides that the Ohio Companies will not seek a base distribution rate increase with an effective date before January 1, 2012, that CEI will agree to write-off approximately $215 million of its Extended RTC balance, and that the Ohio Companies will collect a delivery service improvement rider at an overall average rate of $.002 per kWh for the period of April 1, 2009 through December 31, 2011. If the Stipulated ESP is approved, one-time after-tax charges associated with implementing the ESP would be approximately $11.3 million for OE, $145.7 million for CEI (including the CEI Extended RTC balance) and $3.5 million for TE. The proposed ESP also addresses a number of other issues, including but not limited to, rate design for various customer classes, resolution of the prudence review described above and the collection of deferred costs that were approved in prior proceedings. On February 19, 2009, the PUCO attorney examiner issued an order setting this matter for hearing to begin on February 25, 2009.

Pennsylvania (Applicable to FES, Met-Ed, Penelec, OE and Penn)

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

New Jersey (Applicable to JCP&L)

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

On August 1, 2005, the NJBPU established a proceeding to determine whether additional ratepayer protections are required at the state level in light of the repeal of the PUHCA pursuant to the EPACT. The NJBPU approved regulations effective October 2, 2006 that prevent a holding company that owns a gas or electric public utility from investing more than 25% of the combined assets of its utility and utility-related subsidiaries into businesses unrelated to the utility industry. These regulations are not expected to materially impact JCP&L. Also, in the same proceeding, the NJBPU Staff issued an additional draft proposal on March 31, 2006 addressing various issues including access to books and records, ring-fencing, cross subsidization, corporate governance and related matters. With the approval of the NJBPU Staff, the affected utilities jointly submitted an alternative proposal on June 1, 2006. The NJBPU Staff circulated revised drafts of the proposal to interested stakeholders in November 2006 and again in February 2007. On February 1, 2008, the NJBPU accepted proposed rules for publication in the New Jersey Register on March 17, 2008. A public hearing on these proposed rules was held on April 23, 2008 and comments from interested parties were submitted by May 19, 2008.

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

The EMP will be followed by appropriate legislation and regulation as necessary. At this time, JCP&L cannot determine the impact, if any, the EMP may have on its operations.

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

FERC Matters (Applicable to FES and each of the Utilities)

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

In November, 2008, Duquesne and other parties, including FirstEnergy, negotiated a settlement that would, among other things, allow for Duquesne to remain in PJM and provide for a methodology for Duquesne to meet the PJM capacity obligations for the 2011-2012 auction that excluded the Duquesne load.  The settlement agreement was filed on December 10, 2008 and approved by the FERC in an order issued on January 29, 2009.  The MISO opposed the settlement agreement pending resolution of exit fees alleged to be owed by Duquesne.  The FERC did not resolve this issue in its order.

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

Environmental Matters

Various federal, state and local authorities regulate FES and the Utilities with regard to air and water quality and other environmental matters. The effects of compliance on FES and the Utilities with regard to environmental matters could have a material adverse effect on their earnings and competitive position to the extent that they compete with companies that are not subject to such regulations and, therefore, do not bear the risk of costs associated with compliance, or failure to comply, with such regulations.

FES and the Utilities accrue environmental liabilities only when they conclude that it is probable that they have an obligation for such costs and can reasonably estimate the amount of such costs. Unasserted claims are reflected in FES’ and the Utilities’ determination of environmental liabilities and are accrued in the period that they become both probable and reasonably estimable.

Clean Air Act Compliance (Applicable to FES, OE, JCP&L, Met-Ed and Penelec)

FES is required to meet federally-approved SO2 emissions regulations. Violations of such regulations can result in the shutdown of the generating unit involved and/or civil or criminal penalties of up to $37,500 for each day the unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. FES believes it is currently in compliance with this policy, but cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The EPA Region 5 issued a Finding of Violation and NOV to the Bay Shore Power Plant dated June 15, 2006, alleging violations to various sections of the CAA. FES has disputed those alleged violations based on its CAA permit, the Ohio SIP and other information provided to the EPA at an August 2006 meeting with the EPA. The EPA has several enforcement options (administrative compliance order, administrative penalty order, and/or judicial, civil or criminal action) and has indicated that such option may depend on the time needed to achieve and demonstrate compliance with the rules alleged to have been violated. On June 5, 2007, the EPA requested another meeting to discuss “an appropriate compliance program” and a disagreement regarding emission limits applicable to the common stack for Bay Shore Units 2, 3 and 4.

FES complies with SO2 reduction requirements under the Clean Air Act Amendments of 1990 by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOX reductions required by the 1990 Amendments are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOX reductions at FES' facilities. The EPA's NOX Transport Rule imposes uniform reductions of NOX emissions (an approximate 85% reduction in utility plant NOX emissions from projected 2007 emissions) across a region of nineteen states (including Michigan, New Jersey, Ohio and Pennsylvania) and the District of Columbia based on a conclusion that such NOX emissions are contributing significantly to ozone levels in the eastern United States. FES believes its facilities are also complying with the NOX budgets established under SIPs through combustion controls and post-combustion controls, including Selective Catalytic Reduction and SNCR systems, and/or using emission allowances.

In 1999 and 2000, the EPA issued an NOV and the DOJ filed a civil complaint against OE and Penn based on operation and maintenance of the W. H. Sammis Plant (Sammis NSR Litigation) and filed similar complaints involving 44 other U.S. power plants. This case and seven other similar cases are referred to as the NSR cases. OE’s and Penn’s settlement with the EPA, the DOJ and three states (Connecticut, New Jersey and New York) that resolved all issues related to the Sammis NSR litigation was approved by the Court on July 11, 2005. This settlement agreement, in the form of a consent decree, requires reductions of NOX and SO2 emissions at the Sammis, Burger, Eastlake and Mansfield coal-fired plants through the installation of pollution control devices and provides for stipulated penalties for failure to install and operate such pollution controls in accordance with that agreement. Capital expenditures necessary to complete requirements of the Sammis NSR Litigation consent decree are currently estimated to be $506 million for 2009-2010 (with $414 million expected to be spent in 2009). This amount excludes the potential AQC expenditures related to Burger Units 4 and 5 described below. On September 8, 2008, the Environmental Enforcement Section of the DOJ sent a letter to OE regarding its view that the company was not in compliance with the Sammis NSR Litigation consent decree because the installation of an SNCR at Eastlake Unit 5 was not completed by December 31, 2006. However, the DOJ acknowledged that stipulated penalties could not apply under the terms of the Sammis NSR Litigation consent decree because Eastlake Unit 5 was idled on December 31, 2006 pending installation of the SNCR and advised that it had exercised its discretion not to seek any other penalties for this alleged non-compliance. OE disputed the DOJ's interpretation of the consent decree in a letter dated September 22, 2008. Although the Eastlake Unit 5 issue is no longer active, OE filed a dispute resolution petition on October 23, 2008, with the United States District Court for the Southern District of Ohio, due to potential impacts on its compliance decisions with respect to Burger Units 4 and 5. On December 23, 2008, OE withdrew its dispute resolution petition and subsequently filed a motion to extend the date (from December 31, 2008 to April 15, 2009), under the Sammis NSR Litigation consent decree, to elect for Burger Units 4 and 5 to permanently shut down those units by December 31, 2010, or to repower them or to install flue gas desulfurization (FGD) by later dates. On January 30, 2009, the Court issued an order extending the election date from December 31, 2008 to March 31, 2009.

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

National Ambient Air Quality Standards  (Applicable to FES)

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

Mercury Emissions  (Applicable to FES)

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

Pennsylvania has submitted a new mercury rule for EPA approval that does not provide a cap-and-trade approach as in the CAMR, but rather follows a command-and-control approach imposing emission limits on individual sources. On January 30, 2009, the Commonwealth Court of Pennsylvania declared Pennsylvania’s mercury rule “unlawful, invalid and unenforceable” and enjoined the Commonwealth from continued implementation or enforcement of that rule.  It is anticipated that compliance with these regulations, if the Commonwealth Court’s rulings were reversed on appeal and Pennsylvania’s mercury rule was implemented, would not require the addition of mercury controls at the Bruce Mansfield Plant, FES’ only Pennsylvania coal-fired power plant, until 2015, if at all.

Climate Change  (Applicable to FES)

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

FES cannot currently estimate the financial impact of climate change policies, although potential legislative or regulatory programs restricting CO2 emissions could require significant capital and other expenditures. The CO2 emissions per KWH of electricity generated by FES is lower than many regional competitors due to its diversified generation sources, which include low or non-CO2 emitting gas-fired and nuclear generators.

Clean Water Act  (Applicable to FES)

Various water quality regulations, the majority of which are the result of the federal Clean Water Act and its amendments, apply to FES' plants. In addition, Ohio, New Jersey and Pennsylvania have water quality standards applicable to FES' operations. As provided in the Clean Water Act, authority to grant federal National Pollutant Discharge Elimination System water discharge permits can be assumed by a state. Ohio, New Jersey and Pennsylvania have assumed such authority.

On September 7, 2004, the EPA established new performance standards under Section 316(b) of the Clean Water Act for reducing impacts on fish and shellfish from cooling water intake structures at certain existing large electric generating plants. The regulations call for reductions in impingement mortality (when aquatic organisms are pinned against screens or other parts of a cooling water intake system) and entrainment (which occurs when aquatic life is drawn into a facility's cooling water system). On January 26, 2007, the United States Court of Appeals for the Second Circuit remanded portions of the rulemaking dealing with impingement mortality and entrainment back to the EPA for further rulemaking and eliminated the restoration option from the EPA’s regulations. On July 9, 2007, the EPA suspended this rule, noting that until further rulemaking occurs, permitting authorities should continue the existing practice of applying their best professional judgment to minimize impacts on fish and shellfish from cooling water intake structures. On April 14, 2008, the Supreme Court of the United States granted a petition for a writ of certiorari to review one significant aspect of the Second Circuit Court’s opinion which is whether Section 316(b) of the Clean Water Act authorizes the EPA to compare costs with benefits in determining the best technology available for minimizing adverse environmental impact at cooling water intake structures.  Oral argument before the Supreme Court occurred on December 2, 2008 and a decision is anticipated during the first half of 2009. FES is studying various control options and their costs and effectiveness. Depending on the results of such studies, the outcome of the Supreme Court’s review of the Second Circuit’s decision, the EPA’s further rulemaking and any action taken by the states exercising best professional judgment, the future costs of compliance with these standards may require material capital expenditures.

The U.S. Attorney's Office in Cleveland, Ohio has advised FGCO that it is considering prosecution under the Clean Water Act and the Migratory Bird Treaty Act for three petroleum spills at the Edgewater, Lakeshore and Bay Shore plants which occurred on November 1, 2005, January 26, 2007 and February 27, 2007.  FGCO is unable to predict the outcome of this matter.

Regulation of Hazardous Waste  (Applicable to FES and each of the Utilities)

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

The Utilities have been named as PRPs at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site may be liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2008, based on estimates of the total costs of cleanup, the Utilities' proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Total liabilities of approximately $90 million (JCP&L - $64 million, CEI - $1 million, TE - $1 million and FirstEnergy Corp. - $24 million) have been accrued through December 31, 2008. Included in the total are accrued liabilities of approximately $56 million for environmental remediation of former manufactured gas plants in New Jersey, which are being recovered by JCP&L through a non-bypassable SBC.

Other Legal Proceedings

Power Outages and Related Litigation  (Applicable to JCP&L)

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

Nuclear Plant Matters  (Applicable to FES)

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

Other Legal Matters  (Applicable to FES and each of the Utilities)

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to FES' and the Utilities’ normal business operations pending against them. The other potentially material items not otherwise discussed above are described below.

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

The union employees at the Bruce Mansfield Plant have been working without a labor contract since February 15, 2008. The parties are continuing to bargain with the assistance of a federal mediator. FES has a strike mitigation plan ready in the event of a strike.

FES and the Utilities accrue legal liabilities only when they conclude that it is probable that they have an obligation for such costs and can reasonably estimate the amount of such costs. If it were ultimately determined that FES and the Utilities have legal liability or are otherwise made subject to liability based on the above matters, it could have a material adverse effect on their financial condition, results of operations and cash flows.

New Accounting Standards and Interpretations (Applicable to FES and each of the Utilities)

SFAS 141(R) – “Business Combinations”

In December 2007, the FASB issued SFAS 141(R), which: (i) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction; (ii) establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and (iii) requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Standard includes both core principles and pertinent application guidance, eliminating the need for numerous EITF issues and other interpretative guidance. SFAS 141(R) will affect business combinations entered into by FES and the Utilities that close after January 1, 2009. In addition, the Standard also affects the accounting for changes in deferred tax valuation allowances and income tax uncertainties made after January 1, 2009, that were established as part of a business combination prior to the implementation of this Standard. Under SFAS 141(R), adjustments to the acquired entity’s deferred tax assets and uncertain tax position balances occurring outside the measurement period will be recorded as a component of income tax expense, rather than goodwill. The impact of the application of this Standard in periods after implementation will be dependent upon the nature of acquisitions at that time.

SFAS 160 - “Non-controlling Interests in Consolidated Financial Statements – an Amendment ofARB No. 51”

In December 2007, the FASB issued SFAS 160 that establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The Statement is not expected to have a material impact on financial statements of FES or the Utilities.

SFAS 161 - “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133”

In March 2008, the FASB issued SFAS 161 that enhances the current disclosure framework for derivative instruments and hedging activities. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The FASB believes that additional required disclosure of the fair values of derivative instruments and their gains and losses in a tabular format will provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features is designed to provide information on the potential effect on an entity’s liquidity from using derivatives. This Statement also requires cross-referencing within the footnotes to help users of financial statements locate important information about derivative instruments. The Statement is effective for reporting periods beginning after November 15, 2008. FES expects this Standard to increase its disclosure requirements for derivative instruments and hedging activities.

EITF Issue No. 08-6 – “Equity Method Investment Accounting Considerations”

In November 2008, the FASB issued EITF 08-6, which clarifies how to account for certain transactions involving equity method investments. It provides guidance in determining the initial carrying value of an equity method investment, accounting for a change in an investment from equity method to cost method, assessing the impairment of underlying assets of an equity method investment, and accounting for an equity method investee’s issuance of shares. This statement is effective for transactions occurring in fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted. The impact of the application of this Standard in periods after implementation will be dependent upon the nature of future investments accounted for under the equity method.

FSP SFAS 132 (R)-1 – “Employers’ Disclosures about Postretirement Benefit Plan Assets”

In December 2008, the FASB issued Staff Position (FSP) SFAS 132(R)-1, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. Requirements of this FSP include disclosures about investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant categories of risk. This FSP is effective for fiscal years ending after December 15, 2009. FES and the Utilities expect this Staff Position to increase their disclosure requirements for postretirement benefit plan assets.

COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BASIS OF PRESENTATION

FES and the Utilities are wholly owned subsidiaries of FirstEnergy. FES’ consolidated financial statements include its wholly owned subsidiaries, FGCO and NGC. OE’s consolidated financial statements include its wholly owned subsidiary, Penn.

On December 28, 2006, the NRC approved the transfer of ownership in NGC from FirstEnergy to FES. Effective December 31, 2006, NGC is a wholly owned subsidiary of FES. FENOC continues to operate and maintain the nuclear generation assets. FES’ consolidated financial statements assume that this corporate restructuring occurred as of December 31, 2003, with FES’ and NGC’s financial position, results of operations and cash flows combined at the end of 2003 and associated company transactions and balances eliminated in consolidation.

FES and the Utilities follow GAAP and comply with the regulations, orders, policies and practices prescribed by the SEC, FERC and, as applicable, the PUCO, PPUC and NJBPU. The preparation of financial statements in conformity with GAAP requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. The reported results of operations are not indicative of results of operations for any future period.

FES and the Utilities consolidate all majority-owned subsidiaries over which they exercise control and, when applicable, entities for which they have a controlling financial interest. Intercompany transactions and balances are eliminated in consolidation. FES and the Utilities consolidate a VIE (see Note 7) when they are determined to be the VIE's primary beneficiary. Investments in non-consolidated affiliates over which FES and the Utilities have the ability to exercise significant influence, but not control (20-50% owned companies, joint ventures and partnerships) are accounted for under the equity method. Under the equity method, the interest in the entity is reported as an investment in the Consolidated Balance Sheets and the percentage share of the entity’s earnings is reported in the Consolidated Statements of Income.

Certain prior year amounts have been reclassified to conform to the current year presentation. In the fourth quarter of 2008, Met-Ed and Penelec determined that certain NUG contracts should be reflected at fair value, with offsetting regulatory assets or liabilities. The December 31, 2007, balance sheet has been revised for Met-Ed and Penelec to record derivative assets of $141 million and $61 million, respectively, offset by a regulatory liability. Unless otherwise indicated, defined terms used herein have the meanings set forth in the accompanying Glossary of Terms.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)	ACCOUNTING FOR THE EFFECTS OF REGULATION

The Utilities account for the effects of regulation through the application of SFAS 71 since their rates:

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

Regulatory Assets

The Utilities recognize, as regulatory assets, costs which the FERC, PUCO, PPUC and NJBPU have authorized for recovery from customers in future periods or for which authorization is probable. Without the probability of such authorization, costs currently recorded as regulatory assets would have been charged to expense as incurred. Regulatory assets that do not earn a current return as of December 31, 2008 (primarily for certain regulatory transition costs and employee postretirement benefits) totaled approximately $61 million for JCP&L and $72 million for Met-Ed, which will be recovered by 2014 and 2020, respectively.

Regulatory assets on the Utilities’ Consolidated Balance Sheets are comprised of the following:

Regulatory Assets *	OE	CEI	TE	JCP&L	Met-Ed
December 31, 2008	(In millions)
Regulatory transition costs	$112	$80	$12	$1,236	$12
Customer shopping incentives	-	420	-	-	-
Customer receivables for future income taxes	68	4	1	59	113
Loss (Gain) on reacquired debt	20	1	(3)	24	9
Employee postretirement benefit costs	-	7	3	13	8
Nuclear decommissioning, decontamination
and spent fuel disposal costs	-	-	-	(2)	(55)
Asset removal costs	(15)	(36)	(16)	(148)	-
Property losses and unrecovered plant costs	-	-	-	8	-
MISO/PJM transmission costs	31	19	20	-	319
Fuel costs – RCP	109	75	30	-	-
Distribution costs – RCP	222	198	55	-	-
Other	28	16	7	38	7
Total	$575	$784	$109	$1,228	$413

December 31, 2007
Regulatory transition costs	$197	$227	$71	$1,630	$279
Customer shopping incentives	91	393	32	-	-
Customer receivables (payables) for future income taxes	101	18	(1)	51	126
Loss (Gain) on reacquired debt	23	2	(3)	25	10
Employee postretirement benefit costs	-	8	4	17	10
Nuclear decommissioning, decontamination
and spent fuel disposal costs	-	-	-	-	(129)
Asset removal costs	(6)	(18)	(11)	(148)	-
Property losses and unrecovered plant costs	-	-	-	9	-
MISO/PJM transmission costs	56	34	24	-	226
Fuel costs – RCP	111	77	33	-	-
Distribution costs – RCP	148	122	51	-	-
Other	16	8	4	12	1
Total	$737	$871	$204	$1,596	$523

*
Penn had net regulatory liabilities of approximately $11 million and $67 million as of December 31, 2008 and 2007, respectively. Penelec had net regulatory liabilities of approximately $137 million and $49 million as of December 31, 2008 and 2007, respectively.

In accordance with the Ohio Companies’ RCP, recovery of the aggregate of the regulatory transition costs and the Extended RTC (deferred customer shopping incentives and interest costs) amounts were completed by OE and TE as of December 31, 2008. CEI's recovery of regulatory transition costs is projected to be complete by April 2009, at which time recovery of its Extended RTC will begin, with recovery estimated to be complete as of December 31, 2010. At the end of its recovery period, any of CEI’s remaining unamortized Extended RTC balances will be reduced by applying any remaining cost of removal regulatory liability balances; any further remaining Extended RTC balances will be written off. The RCP allowed the Ohio Companies to defer and capitalize certain distribution costs during the period January 1, 2006 through December 31, 2008, not to exceed $150 million in each of the years 2006, 2007 and 2008. In addition, the Ohio Companies deferred certain fuel costs through December 31, 2007 that were incurred above the amount collected through a fuel recovery mechanism in accordance with the RCP (see Note 9(B)).

Transition Cost Amortization

CEI amortizes transition costs using the effective interest method. Extended RTC amortization, beginning in mid-2009, will be equal to the related revenue recovery that is recognized. CEI’s estimated net amortization of regulatory transition costs and Extended RTC amounts (including associated carrying charges) under the RCP is expected to be $216 million in 2009 and $273 million in 2010.

JCP&L’s and Met-Ed’s regulatory transition costs include the deferral of above-market costs for power supplied from NUGs of $555 million for JCP&L (recovered through BGS and NUGC revenues) and $67 million for Met-Ed (recovered through CTC revenues). Projected above-market NUG costs are adjusted to fair value at the end of each quarter, with a corresponding offset to regulatory assets. Recovery of the remaining regulatory transition costs is expected to continue pursuant to various regulatory proceedings in New Jersey and Pennsylvania (See Note 9).

(B)	REVENUES AND RECEIVABLES

Electric service provided to FES’ and the Utilities' retail customers is metered on a cycle basis. Electric revenues are recorded based on energy delivered through the end of the calendar month. An estimate of unbilled revenues is calculated to recognize electric service provided between the last meter reading and the end of the month. This estimate includes many factors including historical customer usage, load profiles, estimated weather impacts, customer shopping activity and prices in effect for each class of customer. In each accounting period, FES and the Utilities accrue the estimated unbilled amount receivable as revenue and reverse the related prior period estimate.

Receivables from customers include sales to residential, commercial and industrial customers and sales to wholesale customers. There was no material concentration of receivables as of December 31, 2008 with respect to any particular segment of customers. Billed and unbilled customer receivables for FES and the Utilities as of December 31, 2008 and 2007 are shown below.

Customer Receivables	FES	OE	CEI	TE(1)	JCP&L	Met-Ed	Penelec
December 31, 2008	(In millions)
Billed	$84	$143	$150	$1	$179	$93	$86
Unbilled	2	134	126	-	161	67	61
Total	$86	$277	$276	$1	$340	$160	$147
December 31, 2007
Billed	$107	$143	$144	$-	$162	$80	$75
Unbilled	27	106	107	-	159	63	62
Total	$134	$249	$251	$-	$321	$143	$137

(1) See Note 12 for a discussion of TE’s accounts receivable financing arrangement with Centerior Funding Corporation.
(C)	EMISSION ALLOWANCES

FES holds emission allowances for SO2 and NOX in order to comply with programs implemented by the EPA designed to regulate emissions of SO2 and NOX produced by power plants. Emission allowances are either granted by the EPA at zero cost or are purchased at fair value as needed to meet emission requirements.  Emission allowances are not purchased with the intent of resale. Emission allowances eligible to be used in the current year are recorded in materials and supplies inventory at the lesser of weighted average cost or market value. Emission allowances eligible for use in future years are recorded as other investments. FES recognizes emission allowance costs as fuel expense during the periods that emissions are produced by its generating facilities. Excess emission allowances that are not needed to meet emission requirements may be sold, with any pre-tax gain or loss included in other operating expenses.

(D)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment reflects original cost (except for nuclear generating assets which were adjusted to fair value in accordance with SFAS 144), including payroll and related costs such as taxes, employee benefits, administrative and general costs, and interest costs incurred to place the assets in service. The costs of normal maintenance, repairs and minor replacements are expensed as incurred. FES' accounting policy for planned major maintenance projects is to recognize liabilities as they are incurred.

FES and the Utilities provide for depreciation on a straight-line basis at various rates over the estimated lives of property included in plant in service. The respective annual composite rates for FES’ and the Utilities’ electric plant in 2008, 2007 and 2006 are shown in the following table:

	Annual Composite
	Depreciation Rate
	2008	2007	2006
OE	3.1%	2.9%	2.8%
CEI	3.5	3.6	3.2
TE	3.6	3.9	3.8
Penn	2.4	2.3	2.6
JCP&L	2.3	2.1	2.1
Met-Ed	2.3	2.3	2.3
Penelec	2.5	2.3	2.3
FGCO	4.7	4.0	4.1
NGC	2.8	2.8	2.7

Jointly-Owned Generating Stations

JCP&L holds a 50% ownership interest in Yards Creek Pumped Storage Facility having a net book value of approximately $18.9 million as of December 31, 2008.

Asset Retirement Obligations

FES and the Utilities recognize liabilities for retirement obligations associated with tangible assets in accordance with SFAS 143 and FIN 47. These standards require recognition of the fair value of a liability for an ARO in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying value of the long-lived asset and depreciated over time, as described further in Note 11.

Nuclear Fuel

FES’ property, plant and equipment includes nuclear fuel recorded at original cost, which includes material, enrichment, fabrication and interest costs incurred prior to reactor load. Nuclear fuel is amortized based on the units of production method.

(E)	ASSET IMPAIRMENTS

Long-Lived Assets

FES and the Utilities evaluate the carrying value of their long-lived assets when events or circumstances indicate that the carrying amount may not be recoverable. In accordance with SFAS 144, the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If an impairment exists, a loss is recognized for the amount by which the carrying value of the long-lived asset exceeds its estimated fair value. Fair value is estimated by using available market valuations or the long-lived asset's expected future net discounted cash flows. The calculation of expected cash flows is based on estimates and assumptions about future events.

Goodwill

In a business combination, the excess of the purchase price over the estimated fair values of assets acquired and liabilities assumed is recognized as goodwill. Based on the guidance provided by SFAS 142, FES and the Utilities evaluate goodwill for impairment at least annually and more frequently as indicators of impairment arise. In accordance with the accounting standard, if the fair value of a reporting unit is less than its carrying value (including goodwill), the goodwill is tested for impairment. If impairment is indicated, FES and the Utilities recognize a loss – calculated as the difference between the implied fair value of a reporting unit's goodwill and the carrying value of the goodwill.

The forecasts used in FES’ and the Utilities’ evaluation of goodwill reflect operations consistent with their general business assumptions. Unanticipated changes in those assumptions could have a significant effect on future evaluations of goodwill. The impairment analysis includes a significant source of cash representing the Utilities' recovery of transition costs as described in Note 9.

FES’ and the Utilities’ 2008 annual review was completed in the third quarter of 2008 with no impairment indicated. Due to the significant downturn in the U.S. economy during the fourth quarter of 2008, goodwill was tested for impairment as of an interim date (December 31, 2008). No impairment was indicated for Penelec, Met-Ed and JCP&L. As discussed in Note 10(B) on February 19, 2009, the Ohio Companies filed an application for an amended ESP, which substantially reflects terms proposed by the PUCO Staff on February 2, 2009. Goodwill for CEI and TE was tested as of December 31, 2008, reflecting the projected results associated with the amended ESP. No impairment was indicated for CEI or TE. If the PUCO’s final decision authorizes less revenue recovery than the amounts assumed, an additional impairment analysis will be performed at that time that could result in future goodwill impairment. During 2008, JCP&L, Met-Ed and Penelec adjusted goodwill due to the realization of tax benefits that had been reserved under purchase accounting.

FES’ and the Utilities’ 2007 annual review was completed in the third quarter of 2007, with no impairment indicated. In the third quarter of 2007, JCP&L, Met-Ed and Penelec adjusted goodwill due to the realization of tax benefits that had been reserved in purchase accounting.

FES’ and the Utilities’ 2006 annual review was completed in the third quarter of 2006 with no impairment indicated. On January 11, 2007, the PPUC issued its order related to the comprehensive rate filing made by Met-Ed and Penelec on April 10, 2006. Prior to issuing the order, the PPUC conducted an informal, nonbinding polling of Commissioners at its public meeting on December 21, 2006 that indicated the rate increase ultimately granted would be substantially below the amounts requested.  As a result of the polling, Met-Ed and Penelec determined that an interim review of goodwill would be required.  As a result, Met-Ed recognized an impairment charge of $355 million in the fourth quarter of 2006. No impairment was indicated for Penelec.

A summary of the changes in FES’ and the Utilities’ goodwill for the three years ended December 31, 2008 is shown below.

Goodwill	FES	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Balance as of January 1, 2006	$24	$1,689	$501	$1,986	$864	$882
Impairment charges	-	-	-	-	(355)	-
Adjustments related to GPU acquisition	-	-	-	(24)	(13)	(21)
Balance as of December 31, 2006	24	1,689	501	1,962	496	861
Adjustments related to GPU acquisition	-	-	-	(136)	(72)	(83)
Balance as of December 31, 2007	24	1,689	501	1,826	424	778
Adjustments related to GPU acquisition	-	-	-	(15)	(8)	(9)
Balance as of December 31, 2008	$24	$1,689	$501	$1,811	$416	$769

Investments

At the end of each reporting period, FES and the Utilities evaluate their investments for impairment. In accordance with SFAS 115, FSP SFAS 115-1 and SFAS 124-1, investments classified as available-for-sale securities are evaluated to determine whether a decline in fair value below the cost basis is other than temporary. FES and the Utilities first consider their intent and ability to hold the investment until recovery and then consider, among other factors, the duration and the extent to which the security's fair value has been less than cost and the near-term financial prospects of the security issuer when evaluating investments for impairment. If the decline in fair value is determined to be other-than-temporary, the cost basis of the investment is written down to fair value. Upon adoption of FSP SFAS 115-1 and SFAS 124-1, FES, OE and TE began recognizing in earnings the unrealized losses on available-for-sale securities held in their nuclear decommissioning trusts since the trust arrangements, as they are currently defined, do not meet the required ability and intent to hold criteria in consideration of other-than-temporary impairment. The fair value and unrealized gains and losses of FES’ and the Utilities’ investments are disclosed in Note 5.

(F)	COMPREHENSIVE INCOME

Comprehensive income includes net income as reported on the Consolidated Statements of Income and all other changes in common stockholder’s equity except those resulting from transactions with stockholders and from the adoption of SFAS 158 in December 2006.  Accumulated other comprehensive income (loss), net of tax, included on FES’ and the Utilities’ Consolidated Balance Sheets as of December 31, 2008 and 2007 is comprised of the following components:

Accumulated Other Comprehensive Income (Loss)	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Net liability for unfunded retirement benefits including the implementation of SFAS 158	$(97)	$(190)	$(135)	$(43)	$(215)	$(140)	$(128)
Unrealized gain on investments	30	6	-	10	-	-	-
Unrealized loss on derivative hedges	(25)	-	-	-	(2)	(1)	-
AOCI (AOCL) Balance, December 31, 2008	$(92)	$(184)	$(135)	$(33)	$(217)	$(141)	$(128)

Net liability for unfunded retirement benefits including the implementation of SFAS 158	$(11)	$32	$(69)	$(18)	$(18)	$(14)	$5
Unrealized gain on investments	168	16	-	7	-	-	-
Unrealized loss on derivative hedges	(16)	-	-	-	(2)	(1)	-
AOCI (AOCL) Balance, December 31, 2007	$141	$48	$(69)	$(11)	$(20)	$(15)	$5

Other comprehensive income (loss) reclassified to net income in the three years ended December 31, 2008 is as follows:

2008	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Pension and other postretirement benefits	$7	$16	$1	$-	$14	$9	$14
Gain on investments	31	9	-	1	-	-	-
Loss on derivative hedges	(3)	-	-	-	-	-	-
Reclassification to net income	35	25	1	1	14	9	14
Income taxes related to reclassification to net income	14	10	-	-	6	4	6
Reclassification to net income, net of income taxes	$21	15	1	1	8	5	8

2007
Pension and other postretirement benefits	$5	$14	$(5)	$(2)	$8	$6	$11
Gain on investments	10	-	-	-	-	-	-
Loss on derivative hedges	(12)	-	-	-	-	-	-
Reclassification to net income	3	14	(5)	(2)	8	6	11
Income taxes (benefits) related to reclassification to net income	1	6	(2)	(1)	4	3	5
Reclassification to net income, net of income taxes (benefits)	$2	$8	$(3)	$(1)	$4	$3	$6

2006
Gain (loss) on investments	$28	$-	$-	$(1)	$-	$-	$-
Loss on derivative hedges	(9)	-	-	-	-	-	-
Reclassification to net income	19	-	-	(1)	-	-	-
Income taxes related to reclassification to net income	7	-	-	-	-	-	-
Reclassification to net income, net of income taxes	$12	$-	$-	$(1)	$-	$-	$-

3.	TRANSACTIONS WITH AFFILIATED COMPANIES

FES’ and the Utilities’ operating revenues, operating expenses, investment income and interest expense include transactions with affiliated companies.  These affiliated company transactions include PSAs between FES and the Utilities, support service billings from FESC and FENOC, and interest on associated company notes.

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

The Ohio Companies had a PSA with FES through December 31, 2008 to meet their PLR and default service obligations. Met-Ed and Penelec have a partial requirements PSA with FES to meet a portion of their PLR and default service obligations (see Note 9). FES is incurring interest expense through FGCO and NGC on associated company notes payable to the Ohio Companies and Penn related to the 2005 intra-system generation asset transfers. The primary affiliated company transactions for FES and the Utilities for the three years ended December 31, 2008 are as follows:

Affiliated Company Transactions - 2008	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Revenues:
Electric sales to affiliates	$2,968	$70	$-	$30	$-	$-	$-
Ground lease with ATSI	-	12	7	2	-	-	-

Expenses:
Purchased power from affiliates	101	1,203	766	411	-	304	284
Support services	552	145	67	62	90	57	56

Investment Income:
Interest income from affiliates	-	15	1	20	1	-	1
Interest income from FirstEnergy	13	13	-	-	-	-	-

Interest Expense:
Interest expense to affiliates	4	3	19	1	3	2	2
Interest expense to FirstEnergy	26	-	7	2	5	4	5

Affiliated Company Transactions - 2007

Revenues:
Electric sales to affiliates	$2,901	$73	$92	$167	$-	$-	$-
Ground lease with ATSI	-	12	7	2	-	-	-

Expenses:
Purchased power from affiliates	234	1,261	770	392	-	290	285
Support services	560	146	70	55	100	54	58

Investment Income:
Interest income from affiliates	-	30	17	18	1	1	1
Interest income from FirstEnergy	28	29	2	-	-	-	-

Interest Expense:
Interest expense to affiliates	31	1	1	-	1	1	1
Interest expense to FirstEnergy	34	-	1	10	11	10	11

Affiliated Company Transactions - 2006

Revenues:
Electric sales to affiliates	$2,609	$80	$95	$170	$14	$-	$-
Ground lease with ATSI	-	12	7	2	-	-	-

Expenses:
Purchased power from affiliates	257	1,264	727	363	25	178	154
Support services	602	143	63	63	93	51	55

Investment Income:
Interest income from affiliates	-	75	58	32	1	1	1
Interest income from FirstEnergy	12	25	-	-	-	-	-

Interest Expense:
Interest expense to affiliates	109	-	-	-	-	-	-
Interest expense to FirstEnergy	53	-	7	7	11	5	11

FirstEnergy does not bill directly or allocate any of its costs to any subsidiary company. Costs are allocated to FES and the Utilities from FESC and FENOC. The majority of costs are directly billed or assigned at no more than cost. The remaining costs are for services that are provided on behalf of more than one company, or costs that cannot be precisely identified and are allocated using formulas developed by FESC and FENOC. The current allocation or assignment formulas used and their bases include multiple factor formulas: each company's proportionate amount of FirstEnergy's aggregate direct payroll, number of employees, asset balances, revenues, number of customers, other factors and specific departmental charge ratios. Management believes that these allocation methods are reasonable. Intercompany transactions with FirstEnergy and its other subsidiaries are generally settled under commercial terms within thirty days.

In 2007 and 2006, TE sold 150 MW of its Beaver Valley Unit 2 leased capacity entitlement to CEI ($98 million in 2007 and $102 million in 2006). This sale agreement was terminated at the end of 2007.

4.	PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

FirstEnergy provides a noncontributory qualified defined benefit pension plan that covers substantially all of its employees and non-qualified pension plans that cover certain employees. The plans provide defined benefits based on years of service and compensation levels. FirstEnergy's funding policy is based on actuarial computations using the projected unit credit method. On January 2, 2007, FirstEnergy made a $300 million voluntary cash contribution to its qualified pension plan. In December 2008, The Worker, Retiree, and Employer Recovery Act of 2008 (WRERA) was enacted. Among other provisions, the WRERA provides temporary funding relief to defined benefit plans in light of the current economic crisis. It is expected that the WRERA will have a favorable impact on the level of minimum required contributions for years after 2009. The Company estimates that additional cash contributions will not be required before 2011.

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

	FirstEnergy		FirstEnergy
Obligations and Funded Status	Pension Benefits		Other Benefits
As of December 31	2008	2007	2008	2007
	(In millions)
Change in benefit obligation
Benefit obligation as of January 1	$4,750	$5,031	$1,182	$1,201
Service cost	87	88	19	21
Interest cost	299	294	74	69
Plan participants’ contributions	-	-	25	23
Plan amendments	6	-	(20)	-
Medicare retiree drug subsidy	-	-	2	-
Actuarial (gain) loss	(152)	(381)	12	(30)
Benefits paid	(289)	(282)	(105)	(102)
Benefit obligation as of December 31	$4,701	$4,750	$1,189	$1,182

Change in fair value of plan assets
Fair value of plan assets as of January 1	$5,285	$4,818	$618	$607
Actual return on plan assets	(1,251)	438	(152)	43
Company contribution	8	311	54	47
Plan participants’ contribution	-	-	25	23
Benefits paid	(289)	(282)	(105)	(102)
Fair value of plan assets as of December 31	$3,753	$5,285	$440	$618

Qualified plan	$(774)	$700
Non-qualified plans	(174)	(165)
Funded status	$(948)	$535	$(749)	$(564)

Accumulated benefit obligation	$4,367	$4,397

Amounts Recognized in the Statement of
Financial Position
Noncurrent assets	$-	$700	$-	$-
Current liabilities	(8)	(7)	-	-
Noncurrent liabilities	(940)	(158)	(749)	(564)
Net asset (liability) as of December 31	$(948)	$535	$(749)	$(564)

Amounts Recognized in
Accumulated Other Comprehensive Income
Prior service cost (credit)	$80	$83	$(912)	$(1,041)
Actuarial loss	2,182	623	801	635
Net amount recognized	$2,262	$706	$(111)	$(406)

Assumptions Used to Determine
Benefit Obligations As of December 31
Discount rate	7.00%	6.50%	7.00%	6.50%
Rate of compensation increase	5.20%	5.20%

Allocation of Plan Assets
As of December 31
Asset Category
Equity securities	47%	61%	56%	69%
Debt securities	38	30	38	27
Real estate	9	7	2	2
Private equities	3	1	1	-
Cash	3	1	3	2
Total	100%	100%	100%	100%

FES’ and the Utilities’ shares of the net pension and OPEB asset (liability) as of December 31, 2008 and 2007 are as follows:

	Pension Benefits		Other Benefits
Net Pension and OPEB Asset (Liability)	2008	2007	2008	2007
	(In millions)
FES	$(193)	$42	$(124)	$(102)
OE	(38)	229	(167)	(178)
CEI	(27)	62	(93)	(93)
TE	(12)	29	(59)	(63)
JCP&L	(128)	93	(58)	8
Met-Ed	(89)	51	(52)	(8)
Penelec	(64)	66	(103)	(40)

Estimated Items to be Amortized in 2009 Net Periodic Pension Cost from Accumulated Other Comprehensive Income	FirstEnergy Pension Benefits	FirstEnergy Other Benefits
	(In millions)
Prior service cost (credit)	$13	$(151)
Actuarial loss	$170	$63

	FirstEnergy			FirstEnergy
	Pension Benefits			Other Benefits
Components of Net Periodic Benefit Costs	2008	2007	2006	2008	2007	2006
	(In millions)
Service cost	$87	$88	$87	$19	$21	$34
Interest cost	299	294	276	74	69	105
Expected return on plan assets	(463)	(449)	(396)	(51)	(50)	(46)
Amortization of prior service cost	13	13	13	(149)	(149)	(76)
Recognized net actuarial loss	8	45	62	47	45	56
Net periodic cost	$(56)	$(9)	$42	$(60)	$(64)	$73

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost	FirstEnergy Pension Benefits			FirstEnergy Other Benefits
for Years Ended December 31	2008	2007	2006	2008	2007	2006
Discount rate	6.50%	6.00%	5.75%	6.50%	6.00%	5.75%
Expected long-term return on plan assets	9.00%	9.00%	9.00%	9.00%	9.00%	9.00%
Rate of compensation increase	5.20%	3.50%	3.50%

FES’ and the Utilities’ shares of the net periodic pension and OPEB costs for the three years ended December 31, 2008 are as follows:

	Pension Benefits			Other Benefits
Net Periodic Pension and OPEB Costs	2008	2007	2006	2008	2007	2006
	(In millions)
FES	$15	$21	$40	$(7)	$(10)	$14
OE	(26)	(16)	(6)	(7)	(11)	17
CEI	(5)	1	4	2	4	11
TE	(3)	-	1	4	5	8
JCP&L	(15)	(9)	(5)	(16)	(16)	2
Met-Ed	(10)	(7)	(7)	(10)	(10)	3
Penelec	(13)	(10)	(5)	(13)	(13)	7

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

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects to FirstEnergy:

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

Taking into account estimated employee future service, FirstEnergy expects to make the following pension benefit payments from plan assets and other benefit payments, net of the Medicare subsidy and participant contributions:

	Pension	Other
Year	Benefits	Benefits
	(In millions)
2009	$302	$85
2010	309	89
2011	314	94
2012	325	96
2013	338	99
2014- 2018	1,906	524

5.      FAIR VALUE OF FINANCIAL INSTRUMENTS

(A)	LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS

All borrowings with initial maturities of less than one year are defined as short-term financial instruments under GAAP and are reported on the Consolidated Balance Sheets at cost, which approximates their fair market value, in the caption "short-term borrowings." The following table provides the approximate fair value and related carrying amounts of long-term debt and other long-term obligations as shown in the Consolidated Statements of Capitalization as of December 31:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(In millions)
FES	$2,552	$2,528	$1,975	$1,971
OE	1,232	1,223	1,182	1,197
CEI	1,741	1,618	1,666	1,706
TE	300	244	304	283
JCP&L	1,569	1,520	1,597	1,560
Met-Ed	542	519	542	535
Penelec	779	721	779	779

The fair values of long-term debt and other long-term obligations reflect the present value of the cash outflows relating to those securities based on the current call price, the yield to maturity or the yield to call, as deemed appropriate at the end of each respective year. The yields assumed were based on securities with similar characteristics offered by corporations with credit ratings similar to those of FES and the Utilities.

(B)	INVESTMENTS

All temporary cash investments purchased with an initial maturity of three months or less are reported as cash equivalents on the Consolidated Balance Sheets at cost, which approximates their fair market value. Investments other than cash and cash equivalents include held-to-maturity securities and available-for-sale securities. FES and the Utilities periodically evaluate their investments for other-than-temporary impairment. They first consider their intent and ability to hold the investment until recovery and then consider, among other factors, the duration and the extent to which the security’s fair value has been less than cost and the near-term financial prospects of the security issuer when evaluating investments for impairment.

Available-For-Sale Securities

FES and the Utilities hold debt and equity securities within their nuclear decommissioning trusts, nuclear fuel disposal trusts and NUG trusts. These trust investments are classified as available-for-sale with the fair value representing quoted market prices. FES and the Utilities have no securities held for trading purposes.

The following table provides the fair value of investments in available-for-sale securities as of December 31, 2008 and 2007. The fair value was determined using the specific identification method.

	2008(1)		2007(2)
	Debt	Equity	Debt	Equity
	Securities	Securities	Securities	Securities
	(In millions)
FES	$429	$380	$417	$916
OE	95	18	45	82
TE	74	-	67	-
JCP&L	258	66	248	102
Met-Ed	115	110	115	172
Penelec	167	53	167	83

(1)	Excludes cash balances of $225 million at FES, $12 million at Penelec, $4 million at OE and $1 million at Met-Ed.
(2)	Excludes cash balances of $2 million at JCP&L and $1 million at Penelec.

The following table summarizes the amortized cost basis, unrealized gains and losses and fair values of investments in available-for-sale securities as of December 31:

	2008				2007
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
Debt securities	(In millions)
FES	$401	$28	$-	$429	$402	$15	$-	$417
OE	86	9	-	95	43	2	-	45
TE	66	8	-	74	63	4	-	67
JCP&L	253	9	4	258	249	3	4	248
Met-Ed	111	4	-	115	112	3	-	115
Penelec	164	3	-	167	166	1	-	167

Equity securities
FES	$355	$25	$-	$380	$631	$285	$-	$916
OE	17	1	-	18	59	23	-	82
JCP&L	64	2	-	66	89	13	-	102
Met-Ed	101	9	-	110	136	36	-	172
Penelec	51	2	-	53	80	3	-	83
Proceeds from the sale of investments in available-for-sale securities, realized gains and losses on those sales, and interest and dividend income for the three years ended December 31, 2008 were as follows:

	FES	OE	TE	JCP&L	Met-Ed	Penelec
	(In millions)
2008
Proceeds from sales	$951	$121	$38	$248	$181	$118
Realized gains	99	11	1	1	2	1
Realized losses	184	9	-	17	17	10
Interest and dividend income	37	5	3	14	9	8

2007
Proceeds from sales	$656	$38	$45	$196	$185	$175
Realized gains	29	1	1	23	30	19
Realized losses	42	4	1	3	2	1
Interest and dividend income	42	4	3	13	8	10

2006
Proceeds from sales	$1,066	$39	$53	$217	$176	$99
Realized gains	118	1	-	1	1	-
Realized losses	90	1	1	5	4	4
Interest and dividend income	36	3	3	13	7	7

Unrealized gains applicable to the decommissioning trusts of OE, TE and FES (except for those formerly owned by Penn) are recognized in OCI in accordance with SFAS 115, as fluctuations in fair value will eventually impact earnings. The decommissioning trusts of JCP&L, Met-Ed and Penelec are subject to regulatory accounting in accordance with SFAS 71. Net unrealized gains and losses are recorded as regulatory assets or liabilities since the difference between investments held in trust and the decommissioning liabilities will be recovered from or refunded to customers.

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

Held-To-Maturity Securities

The following table provides the amortized cost basis (carrying value), unrealized gains and losses and fair values of investments in held-to-maturity securities with maturity dates ranging from 2009 to 2017 excluding: restricted funds, whose carrying values are assumed to approximate market value, notes receivable, whose fair value represents the present value of the cash inflows based on the yield to maturity, and other investments of $161 million and $87 million in 2008 and 2007, respectively, excluded by SFAS 107, “Disclosures about Fair Values of Financial Instruments,” as of December 31:

	2008				2007
	Cost	Unrealized	Unrealized	Fair	Cost	Unrealized	Unrealized	Fair
	Basis	Gains	Losses	Value	Basis	Gains	Losses	Value
Debt securities	(In millions)
OE	$240	$-	$13	$227	$254	$28	$-	$282
CEI	426	9	-	435	463	68	-	531
JCP&L	1	-	-	1	1	-	-	1

Equity securities
OE	$2	$-	$-	$2	$2	$-	$-	$2

The following table provides the approximate fair value and related carrying amounts of notes receivable as of December 31:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Notes receivable	(In millions)
FES	$75	$74	$65	$63
OE	257	294	259	299
CEI	-	-	1	1
TE	180	189	192	223

The fair value of notes receivable represents the present value of the cash inflows based on the yield to maturity.  The yields assumed were based on financial instruments with similar characteristics and terms.  The maturity dates range from 2009 to 2040.

(C)	SFAS 157 ADOPTION

Effective January 1, 2008, FES and the Utilities adopted SFAS 157, which provides a framework for measuring fair value under GAAP and, among other things, requires enhanced disclosures about assets and liabilities recognized at fair value. FES and the Utilities also adopted SFAS 159 on January 1, 2008, which provides the option to measure certain financial assets and financial liabilities at fair value. FES and the Utilities have analyzed their financial assets and financial liabilities within the scope of SFAS 159 and, as of December 31, 2008, have elected not to record eligible assets and liabilities at fair value.

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

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those where transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. FES’ and the Utilities’ Level 1 assets and liabilities primarily consist of exchange-traded derivatives and equity securities listed on active exchanges that are held in various trusts.

Level 2 – Pricing inputs are either directly or indirectly observable in the market as of the reporting date, other than quoted prices in active markets included in Level 1. FES’ and the Utilities’ Level 2 assets and liabilities consist primarily of investments in debt securities held in various trusts and commodity forwards. Additionally, Level 2 includes those financial instruments that are valued using models or other valuation methodologies based on assumptions that are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Instruments in this category include non-exchange-traded derivatives such as forwards and certain interest rate swaps.

Level 3 – Pricing inputs include inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. FES and the Utilities develop their view of the future market price of key commodities through a combination of market observation and assessment (generally for the short term) and fundamental modeling (generally for the longer term). Key fundamental electricity model inputs are generally directly observable in the market or derived from publicly available historic and forecast data. Some key inputs reflect forecasts published by industry leading consultants who generally employ similar fundamental modeling approaches. Fundamental model inputs and results, as well as the selection of consultants, reflect the consensus of appropriate management. Level 3 instruments include those that may be more structured or otherwise tailored to customers’ needs. The Level 3 instruments of JCP&L, Met-Ed and Penelec consist of NUG contracts.

FES and the Utilities utilize market data and assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. FES and the Utilities primarily apply the market approach for recurring fair value measurements using the best information available. Accordingly, FES and the Utilities maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth FES’ and the Utilities’ financial assets and financial liabilities that are accounted for at fair value by level within the fair value hierarchy as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. FES’ and the Utilities’ assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1 - Assets				Level 1 - Liabilities
	(In millions)				(In millions)
	Derivatives	Nuclear Decommissioning Trusts(1)	Other Investments	Total	Derivatives	NUG Contracts(2)	Total
FES	$-	$290	$-	$290	$25	$-	$25
OE	-	18	-	18	-	-	-
JCP&L	-	67	-	67	-	-	-
Met-Ed	-	104	-	104	-	-	-
Penelec	-	58	-	58	-	-	-

	Level 2 - Assets				Level 2 - Liabilities
	(In millions)				(In millions)
	Derivatives	Nuclear Decommissioning Trusts(1)	Other Investments	Total	Derivatives	NUG Contracts(2)	Total
FES	$12	$744	$-	$756	$28	$-	$28
OE	-	98	-	98	-	-	-
TE	-	73	-	73	-	-	-
JCP&L	7	74	181	262	-	-	-
Met-Ed	14	121	-	135	-	-	-
Penelec	7	57	117	181	-	-	-

	Level 3 - Assets				Level 3 - Liabilities
	(In millions)				(In millions)
	Derivatives	Nuclear Decommissioning Trusts(1)	NUG Contracts(2)	Total	Derivatives	NUG Contracts(2)	Total
JCP&L	$-	$-	$14	$14	$-	$532	$532
Met-Ed	-	-	300	300	-	150	150
Penelec	-	-	120	120	-	84	84

(1)	Balance excludes $4 million of net receivables, payables and accrued income.
(2)	NUG contract assets and liabilities are subject to regulatory accounting.

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

The following tables provide a reconciliation of changes in the fair value of NUG contracts classified as Level 3 in the fair value hierarchy during 2008 (in millions):

	JCP&L	Met-Ed	Penelec

Balance as of January 1, 2008	$(750)	$(28)	$(25)
Settlements(1)	232	34	12
Unrealized gains (losses)(1)	-	144	49
Net transfers to (from) Level 3	-	-	-
Balance as of December 31, 2008	$(518)	$150	$36

Change in unrealized gains (losses) relating to
instruments held as of December 31, 2008	$-	$144	$49

(1) Changes in the fair value of NUG contracts are completely offset by regulatory assets and do not impact earnings

Under FSP FAS 157-2, “Effective Date of FASB Statement No. 157”, FES and the Utilities deferred until January 1, 2009, the election of SFAS 157 for financial assets and financial liabilities measured at fair value on a non-recurring basis and are currently evaluating the impact of SFAS 157 on those financial assets and financial liabilities.

(D)	DERIVATIVES

FES and the Utilities are exposed to financial risks resulting from the fluctuation of interest rates and commodity prices, including prices for electricity, natural gas, coal and energy transmission. To manage the volatility relating to these exposures, they use a variety of derivative instruments, including forward contracts, options, futures contracts and swaps. The derivatives are used principally for hedging purposes. FirstEnergy's Risk Policy Committee, comprised of members of senior management, provides general management oversight for risk management activities throughout FES and the Utilities. They are responsible for promoting the effective design and implementation of sound risk management programs. They also oversee compliance with corporate risk management policies and established risk management practices.

FES and the Utilities account for derivative instruments on their Consolidated Balance Sheets at fair value unless they meet the normal purchase and normal sales criteria. Derivatives that meet that criteria are accounted for using traditional accrual accounting. The changes in the fair value of derivative instruments that do not meet the normal purchase and normal sales criteria are recorded as other expense, as AOCL, or as part of the value of the hedged item, depending on whether or not it is designated as part of a hedge transaction, the nature of the hedge transaction and hedge effectiveness.

FES hedges anticipated transactions using cash flow hedges. Such transactions include hedges of anticipated electricity and natural gas purchases. FES’ maximum hedge terms are typically two years. The effective portion of such hedges are initially recorded in equity as other comprehensive income or loss and are subsequently included in net income as the underlying hedged commodities are delivered. Gains and losses from any ineffective portion of cash flow hedges are included directly in earnings. The ineffective portion of cash flow hedges was immaterial during 2008.

FES’ net deferred losses of $25 million included in AOCL as of December 31, 2008, for derivative hedging activity, as compared to $16 million as of December 31, 2007, resulted from a net $11 million increase related to current hedging activity and a $2 million decrease due to net hedge losses reclassified to earnings during 2008. Based on current estimates, approximately $20 million (after tax) of the net deferred losses on derivative instruments in AOCL as of December 31, 2008 is expected to be reclassified to earnings during the next twelve months as hedged transactions occur. The fair value of these derivative instruments fluctuate from period to period based on various market factors.

6.	LEASES

FES and the Utilities lease certain generating facilities, office space and other property and equipment under cancelable and noncancelable leases.

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

On July 13, 2007, FGCO completed a sale and leaseback transaction for its 93.825% undivided interest in Bruce Mansfield Unit 1, representing 779 MW of net demonstrated capacity. The purchase price of approximately $1.329 billion (net after-tax proceeds of approximately $1.2 billion) for the undivided interest was funded through a combination of equity investments by affiliates of AIG Financial Products Corp. and Union Bank of California, N.A. in six lessor trusts and proceeds from the sale of $1.135 billion aggregate principal amount of 6.85% pass through certificates due 2034.  A like principal amount of secured notes maturing June 1, 2034 were issued by the lessor trusts to the pass through trust that issued and sold the certificates.  The lessor trusts leased the undivided interest back to FGCO for a term of approximately 33 years under substantially identical leases. FES has unconditionally and irrevocably guaranteed all of FGCO’s obligations under each of the leases. This transaction is classified as an operating lease under GAAP for FES and FirstEnergy.

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

The rentals for capital and operating leases are charged to operating expenses on the Consolidated Statements of Income. Such costs for the three years ended December 31, 2008 are summarized as follows:

	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
2008
Operating leases
Interest element	$110	$77	$1	$23	$3	$2	$1
Other	63	69	4	42	5	2	3
Capital leases
Interest element	1	-	-	-	-	-	-
Other(1)	8	-	1	-	-	-	-
Total rentals	$182	$146	$6	$65	$8	$4	$4

2007
Operating leases
Interest element	$30	$83	$24	$38	$3	$2	$1
Other	15	62	38	63	5	2	4
Capital leases
Interest element	-	-	-	-	-	-	-
Other	-	-	1	-	-	-	-
Total rentals	$45	$145	$63	$101	$8	$4	$5

2006
Operating leases
Interest element	$-	$87	$26	$41	$3	$2	$1
Other	-	58	48	68	4	1	3
Capital leases
Interest element	-	-	-	-	-	-	-
Other	-	1	1	-	-	-	-
Total rentals	$-	$146	$75	$109	$7	$3	$4

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

The future minimum capital lease payments as of December 31, 2008 are as follows:

Capital Leases	FES	OE	CEI
	(In millions)
2009	$6	$1	$1
2010	6	-	1
2011	6	1	1
2012	5	-	1
2013	5	1	1
Years thereafter	24	5	5
Total minimum lease payments	52	8	10
Executory costs	-	-	-
Net minimum lease payments	52	8	10
Interest portion	8	3	7
Present value of net minimum
lease payments	44	5	3
Less current portion	5	1	1
Noncurrent portion	$39	$4	$2

The future minimum operating lease payments as of December 31, 2008 are as follows:

Operating Leases	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
2009	$176	$145	$4	$64	$8	$4	$5
2010	177	141	-	62	4	2	1
2011	172	141	-	62	4	2	1
2012	215	141	-	62	4	2	1
2013	224	142	-	62	3	2	-
Years thereafter	2,320	441	-	203	50	34	1
Total minimum lease payments	$3,284	$1,151	$4	$515	$73	$46	$9

FirstEnergy has been notified by the lessor of certain vehicle and equipment leases of its election to terminate the lease arrangements effective November 2009. FirstEnergy is currently pursuing replacement lease arrangements with alternative lessors. In the event that replacement lease arrangements are not secured, FES and the Utilities would be required to purchase the vehicles and equipment under lease at their aggregate unamortized value of approximately $100 million upon termination of the leases.

CEI and TE had recorded above-market lease liabilities for Beaver Valley Unit 2 and the Bruce Mansfield Plant associated with the 1997 merger between OE and Centerior. The unamortized above-market lease liability for Beaver Valley Unit 2 of $310 million as of December 31, 2008, of which $37 million is classified as current, is being amortized by TE on straight-line basis through the end of the lease term in 2017. Effective October 16, 2007, CEI and TE assigned their leasehold interests in the Bruce Mansfield Plant to FGCO. The unamortized above-market lease liability for the Bruce Mansfield Plant of $353 million as of December 31, 2008, of which $46 million is classified as current, is being amortized by FGCO on straight-line basis through the end of the lease term in 2016.

7.	VARIABLE INTEREST ENTITIES

FIN 46R addresses the consolidation of VIEs, including special-purpose entities, that are not controlled through voting interests or in which the equity investors do not bear the entity's residual economic risks and rewards. FES and the Utilities consolidate VIEs when they are determined to be the VIE's primary beneficiary as defined by FIN 46R.

Trusts

PNBV and Shippingport were created in 1996 and 1997, respectively, to refinance debt originally issued in connection with sale and leaseback transactions. PNBV and Shippingport financial data are included in the consolidated financial statements of OE and CEI, respectively.

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

	Maximum Exposure	Discounted Lease Payments, net	Net Exposure
	(in millions)
FES	$1,349	$1,182	$167
OE	778	574	204
CEI	713	81	632
TE	713	419	294

See Note 6 for a discussion of CEI’s and TE’s assignment of their leasehold interests in the Bruce Mansfield Plant to FGCO.

Power Purchase Agreements

In accordance with FIN 46R, FES and the Utilities evaluated their power purchase agreements and determined that certain NUG entities may be VIEs to the extent they own a plant that sells substantially all of its output to FES and the Utilities and the contract price for power is correlated with the plant’s variable costs of production. JCP&L, Met-Ed and Penelec maintain approximately 30 long-term power purchase agreements with NUG entities. The agreements were entered into pursuant to the Public Utility Regulatory Policies Act of 1978. JCP&L, Met-Ed, and Penelec were not involved in the creation of, and have no equity or debt invested in, these entities.

Management has determined that for all but eight of these entities, neither JCP&L, Met-Ed nor Penelec have variable interests in the entities or the entities are governmental or not-for-profit organizations not within the scope of FIN 46R. JCP&L, Met-Ed or Penelec may hold variable interests in the remaining eight entities, which sell their output at variable prices that correlate to some extent with the operating costs of the plants. As required by FIN 46R, management periodically requests from these eight entities the information necessary to determine whether they are VIEs or whether JCP&L, Met-Ed or Penelec is the primary beneficiary. Management has been unable to obtain the requested information, which in most cases was deemed by the requested entity to be proprietary. As such, JCP&L, Met-Ed and Penelec applied the scope exception that exempts enterprises unable to obtain the necessary information to evaluate entities under FIN 46R.

Since JCP&L, Met-Ed and Penelec have no equity or debt interests in the NUG entities, its maximum exposure to loss relates primarily to the above-market costs it incurs for power. JCP&L, Met-Ed and Penelec expect any above-market costs they incur to be recovered from customers. Purchased power costs from these entities during the three years ended December 31, 2008 are shown in the following table:

	2008	2007	2006
	(In millions)
JCP&L	$84	$90	$81
Met-Ed	61	56	60
Penelec	33	30	29

8.	TAXES

Income Taxes

FES and the Utilities record income taxes in accordance with the liability method of accounting. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and loss carryforwards and the amounts recognized for tax purposes. Investment tax credits, which were deferred when utilized, are being amortized over the recovery period of the related property. Deferred income tax liabilities related to temporary tax and accounting basis differences and tax credit carryforward items are recognized at the statutory income tax rates in effect when the liabilities are expected to be paid. Deferred tax assets are recognized based on income tax rates expected to be in effect when they are settled. Details of income taxes for the three years ended December 31, 2008 are shown below:

PROVISION FOR INCOME TAXES	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
2008
Currently payable-
Federal	$156	$79	$119	$46	$101	$5	$(34)
State	20	4	6	-	34	6	(3)
	176	83	125	46	135	11	(37)
Deferred, net-
Federal	109	22	16	(12)	9	47	84
State	12	(2)	(2)	(4)	4	4	12
	121	20	14	(16)	13	51	96
Investment tax credit amortization	(4)	(4)	(2)	-	-	(1)	(1)
Total provision for income taxes	$293	$99	$137	$30	$148	$61	$58

2007
Currently payable-
Federal	$528	$105	$166	$73	$138	$26	$41
State	111	(4)	20	7	42	7	12
	639	101	186	80	180	33	53
Deferred, net-
Federal	(288)	-	(23)	(27)	(25)	30	10
State	(42)	4	2	2	(5)	6	1
	(330)	4	(21)	(25)	(30)	36	11
Investment tax credit amortization	(4)	(4)	(2)	(1)	(1)	(1)	-
Total provision for income taxes	$305	$101	$163	$54	$149	$68	$64

2006
Currently payable-
Federal	$102	$162	$174	$83	$79	$21	$21
State	18	30	32	14	24	6	7
	120	192	206	97	103	27	28
Deferred, net-
Federal	110	(58)	(14)	(35)	34	40	26
State	11	(7)	1	(1)	11	11	3
	121	(65)	(13)	(36)	45	51	29
Investment tax credit amortization	(5)	(4)	(4)	(1)	(1)	(1)	-
Total provision for income taxes	$236	$123	$189	$60	$147	$77	$57

FES and the Utilities are party to an intercompany income tax allocation agreement with FirstEnergy and its other subsidiaries that provides for the allocation of consolidated tax liabilities. Net tax benefits attributable to FirstEnergy, excluding any tax benefits derived from interest expense associated with acquisition indebtedness from the merger with GPU, is reallocated to the subsidiaries of FirstEnergy that have taxable income. That allocation is accounted for as a capital contribution to the company receiving the tax benefit.

The following tables provide a reconciliation of federal income tax expense at the federal statutory rate to the total provision for income taxes for the three years ended December 31, 2008.

	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
2008
Book income before provision for income taxes	$800	$310	$421	$105	$335	$149	$146
Federal income tax expense at statutory rate	$280	$109	$147	$37	$117	$52	$51
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(4)	(4)	(2)	-	-	(1)	(1)
State income taxes, net of federal tax benefit	21	1	2	(2)	25	7	5
Manufacturing deduction	(15)	(3)	(8)	(2)	-	-	-
Other, net	11	(4)	(2)	(3)	6	3	3
Total provision for income taxes	$293	$99	$137	$30	$148	$61	$58

2007
Book income before provision for income taxes	$833	$298	$440	$145	$335	$164	$157
Federal income tax expense at statutory rate	$292	$104	$154	$51	$117	$57	$55
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(4)	(4)	(2)	(1)	(1)	(1)	-
State income taxes, net of federal tax benefit	45	-	14	6	24	9	8
Manufacturing deduction	(6)	(2)	(1)	-	-	-	-
Other, net	(22)	3	(2)	(2)	9	3	1
Total provision for income taxes	$305	$101	$163	$54	$149	$68	$64

2006
Book income before provision for income taxes	$655	$335	$495	$159	$337	$(163)	$141
Federal income tax expense at statutory rate	$229	$117	$173	$56	$118	$(57)	$49
Increases (reductions) in taxes resulting from-
Amortization of investment tax credits	(5)	(4)	(4)	(1)	(1)	(1)	-
State income taxes, net of federal tax benefit	18	15	22	8	23	11	6
Goodwill impairment	-	-	-	-	-	124	-
Other, net	(6)	(5)	(2)	(3)	7	-	2
Total provision for income taxes	$236	$123	$189	$60	$147	$77	$57

Accumulated deferred income taxes as of December 31, 2008 and 2007 are as follows:

	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)

AS OF DECEMBER 31, 2008
Property basis differences	$434	$494	$428	$172	$436	$275	$329
Regulatory transition charge	-	40	29	4	190	29	-
Customer receivables for future income taxes	-	22	1	-	24	49	48
Deferred customer shopping incentive	-	-	151	-	-	-	-
Deferred MISO/PJM transmission costs	-	11	7	7	-	137	4
Other regulatory assets - RCP	-	121	100	32	-	-	-
Deferred sale and leaseback gain	(438)	(45)	-	-	(10)	(12)	-
Nonutility generation costs	-	-	-	-	-	30	(82)
Unamortized investment tax credits	(23)	(5)	(5)	(2)	(2)	(6)	(5)
Unrealized losses on derivative hedges	(15)	-	-	-	(1)	(1)	-
Pension and other postretirement obligations	(68)	(94)	(47)	(25)	(90)	(72)	(89)
Lease market valuation liability	(124)	-	-	(122)	-	-	-
Oyster Creek securitization (Note 10(C))	-	-	-	-	137	-	-
Nuclear decommissioning activities	14	2	-	13	(34)	(65)	(55)
Deferred gain for asset sales - affiliated companies	-	41	27	9	-	-	-
Allowance for equity funds used during construction	-	20	1	-	-	-	-
All other	(48)	46	12	(9)	39	24	20
Net deferred income tax liability (asset)	$(268)	$653	$704	$79	$689	$388	$170

AS OF DECEMBER 31, 2007
Property basis differences	$275	$484	$404	$173	$439	$266	$319
Regulatory transition charge	-	70	77	26	235	60	-
Customer receivables for future income taxes	-	22	1	-	14	49	62
Deferred customer shopping incentive	-	34	142	13	-	-	-
Deferred MISO/PJM transmission costs	-	20	12	9	-	97	13
Other regulatory assets - RCP	-	92	71	30	-	-	-
Deferred sale and leaseback gain	(455)	(49)	-	-	(20)	(11)	-
Nonutility generation costs	-	-	-	-	-	22	(112)
Unamortized investment tax credits	(23)	(6)	(7)	(4)	(2)	(6)	(5)
Unrealized losses on derivative hedges	(10)	-	-	-	(1)	(1)	-
Pension and other postretirement obligations	(21)	8	(15)	(17)	20	1	(18)
Lease market valuation liability	(148)	-	-	(135)	-	-	-
Oyster Creek securitization (Note 10(C))	-	-	-	-	149	-	-
Nuclear decommissioning activities	142	7	-	11	(48)	(57)	(65)
Deferred gain for asset sales - affiliated companies	-	45	30	10	-	-	-
Allowance for equity funds used during construction	-	21	-	-	-	-	-
All other	(37)	33	11	(13)	14	19	17
Net deferred income tax liability (asset)	$(277)	$781	$726	$103	$800	$439	$211
On January 1, 2007, FES and the Utilities adopted FIN 48, which provides guidance for accounting for uncertainty in income taxes in a company’s financial statements in accordance with SFAS 109. This interpretation prescribes a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken on a company’s tax return. FIN 48 also provides guidance on derecognition, classification, interest, penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. The first step is to determine if it is more likely than not that a tax position will be sustained upon examination, based on the merits of the position, and should therefore be recognized. The second step is to measure a tax position that meets the more likely than not recognition threshold to determine the amount of income tax benefit to recognize in the financial statements.

As of January 1, 2007, the total amount of unrecognized tax benefits for FES and the Utilities was $59 million (see table below for amounts included for FES and the Utilities) and recorded a cumulative effect adjustment (OE - $0.6 million, CEI - $0.2 million and FES - $0.5 million) to the January 1, 2007 balance of retained earnings to increase reserves for uncertain tax positions.

A reconciliation of the change in the unrecognized tax benefits for the years 2008 and 2007 are as follows:

	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Balance as of January 1, 2008	$14	$(12)	$(17)	$(1)	$38	$24	$16
Increase for tax positions related to the current year	-	1	-	-	-	-	-
Increase for tax positions related to prior years	1	1	-	-	6	5	9
Decrease for tax positions of prior years	(10)	(14)	(8)	(3)	(2)	(1)	(1)
Decrease for settlement	-	(6)	(1)	-	-	-	-
Balance as of December 31, 2008	$5	$(30)	$(26)	$(4)	$42	$28	$24

	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Balance as of January 1, 2007	$14	$(19)	$(15)	$(3)	$44	$18	$20
Increase for tax positions related to the current year	-	1	-	-	-	-	-
Increase for tax positions related to prior years	4	10	2	2	-	6	-
Decrease for tax positions of prior years	(4)	(4)	(4)	-	(6)	-	(4)
Balance as of December 31, 2007	$14	$(12)	$(17)	$(1)	$38	$24	$16

As of December 31, 2008, FES and the Utilities expect that $44 million of the unrecognized benefits will be resolved within the next twelve months and are included in the captions “Prepayments and other” and  “Accrued taxes,” with the remaining amount included in “Other non-current liabilities” on the Consolidated Balance Sheets as follows:

Balance Sheet Classifications	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Current-
Prepayments and other	$-	$(52)	$(33)	$(9)	$-	$-	$-
Accrued taxes	-	-	-	-	26	13	11

Non-Current-
Other non-current liabilities	5	22	7	5	16	15	13
Net liabilities (assets)	$5	$(30)	$(26)	$(4)	$42	$28	$24

FIN 48 also requires companies to recognize interest expense or income related to uncertain tax positions. That amount is computed by applying the applicable statutory interest rate to the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken on the tax return. FES and the Utilities include net interest and penalties in the provision for income taxes, consistent with their policy prior to implementing FIN 48.

The following table summarizes the net interest expense (income) recognized by FES and the Utilities for the three years ended December 31, 2008 and the cumulative net interest payable (receivable) as of December 31, 2008 and 2007:

	Net Interest Expense (Income)			Net Interest Payable
	For the Years Ended			(Receivable)
	December 31,			As of December 31,
	2008	2007	2006	2008	2007
	(In millions)			(In millions)
FES	$-	$-	$1	$1	$2
OE	(4)	1	1	(9)	(5)
CEI	(2)	(1)	1	(7)	(3)
TE	-	-	1	(1)	-
JCP&L	1	1	(2)	11	10
Met-Ed	1	2	-	6	5
Penelec	2	-	(1)	6	4

FES and the Utilities have tax returns that are under review at the audit or appeals level by the IRS and state tax authorities. All state jurisdictions are open from 2001-2008. The IRS began reviewing returns for the years 2001-2003 in July 2004 and several items are under appeal. The federal audit for years 2004-2006 were completed in the third quarter of 2008 and several items are under appeals. The IRS began auditing the year 2007 in February 2007 and the year 2008 in February 2008 under its Compliance Assurance Process program. Both audits are expected to close before December 2009. Management believes that adequate reserves have been recognized and final settlement of these audits is not expected to have a material adverse effect on FES’ or the Utilities’ financial condition or results of operations.

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

FES and Penelec have pre-tax net operating loss carryforwards for state and local income tax purposes. These losses expire as follows:

Expiration Period	FES	Penelec
	(In millions)
2009-2013	$2	$-
2014-2018	1	-
2019-2023	27	216
2024-2028	38	17
	$68	$233

General Taxes

Details of general taxes for the three years ended December 31, 2008 are shown below:

	FES	OE	CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
2008
Kilowatt-hour excise	$1	$97	$70	$30	$51	$-	$-
State gross receipts	16	17	-	-	-	79	70
Real and personal property	53	61	67	19	5	3	2
Social security and unemployment	14	9	6	3	10	5	6
Other	4	2	-	-	1	(1)	2
Total general taxes	$88	$186	$143	$52	$67	$86	$80

2007
Kilowatt-hour excise	$1	$99	$69	$29	$52	$-	$-
State gross receipts	18	17	-	-	-	73	66
Real and personal property	53	59	65	19	5	2	2
Social security and unemployment	14	8	6	3	9	5	5
Other	1	(2)	2	-	-	-	3
Total general taxes	$87	$181	$142	$51	$66	$80	$76

2006
Kilowatt-hour excise	$-	$95	$68	$28	$50	$-	$-
State gross receipts	10	19	-	-	-	67	62
Real and personal property	49	55	61	20	5	2	1
Social security and unemployment	13	7	5	2	9	4	5
Other	1	4	1	1	-	4	5
Total general taxes	$73	$180	$135	$51	$64	$77	$73

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

9.	REGULATORY MATTERS

(A)	RELIABILITY INITIATIVES

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

In April 2007, ReliabilityFirst performed a routine compliance audit of FirstEnergy’s bulk-power system within the Midwest ISO region and found it to be in full compliance with all audited reliability standards. Similarly, in October 2008, ReliabilityFirst performed a routine compliance audit of FirstEnergy’s bulk-power system within the PJM region and a final report is expected in early 2009. FES and the Utilities currently do not expect any material adverse financial impact as a result of these audits.

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

On January 29, 2009, the PUCO ordered its Staff to develop a proposal to establish an ESP for the Ohio Companies and further ordered that a conference be held on February 5, 2009 to discuss the Staff’s proposal. The Ohio Companies, PUCO Staff, and other parties participated in that conference, and in a subsequent conference held on February 17, 2009. Following discussions with the Staff and other parties regarding the Staff’s proposal, on February 19, 2009, the Ohio Companies filed an amended ESP application, including an attached Stipulation and Recommendation that was signed by the Ohio Companies, the Staff of the PUCO, and many of the intervening parties representing a diverse range of interests, which substantially reflected the terms as proposed by the Staff as modified through the negotiations of the parties. Specifically, the stipulated ESP provides that generation will be provided by FES at the average wholesale rate of the RFP process described above for April and May 2009 to the Ohio Companies for their non-shopping customers and that for the period of June 1, 2009 through May 31, 2011, retail generation prices will be based upon the outcome of a descending clock CBP on a slice-of-system basis. The PUCO may, at its discretion, phase-in a portion of any increase resulting from this CBP process by authorizing deferral of related purchased power costs, subject to specified limits. The proposed ESP further provides that the Ohio Companies will not seek a base distribution rate increase with an effective date before January 1, 2012, that CEI will agree to write-off approximately $215 million of its Extended RTC balance, and that the Ohio Companies will collect a delivery service improvement rider at an overall average rate of $.002 per kWh for the period of April 1, 2009 through December 31, 2011. If the Stipulated ESP is approved, one-time after-tax charges associated with implementing the ESP would be approximately $11.3 million for OE, $145.7 million for CEI (including the CEI Extended RTC balance) and $3.5 million for TE. The proposed ESP also addresses a number of other issues, including but not limited to, rate design for various customer classes, resolution of the prudence review described above and the collection of deferred costs that were approved in prior proceedings. On February 19, 2009, the PUCO attorney examiner issued an order setting this matter for hearing to begin on February 25, 2009.

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

On August 1, 2005, the NJBPU established a proceeding to determine whether additional ratepayer protections are required at the state level in light of the repeal of the PUHCA pursuant to the EPACT. The NJBPU approved regulations effective October 2, 2006 that prevent a holding company that owns a gas or electric public utility from investing more than 25% of the combined assets of its utility and utility-related subsidiaries into businesses unrelated to the utility industry. These regulations are not expected to materially impact JCP&L. Also, in the same proceeding, the NJBPU Staff issued an additional draft proposal on March 31, 2006 addressing various issues including access to books and records, ring-fencing, cross subsidization, corporate governance and related matters. With the approval of the NJBPU Staff, the affected utilities jointly submitted an alternative proposal on June 1, 2006. The NJBPU Staff circulated revised drafts of the proposal to interested stakeholders in November 2006 and again in February 2007. On February 1, 2008, the NJBPU accepted proposed rules for publication in the New Jersey Register on March 17, 2008. A public hearing on these proposed rules was held on April 23, 2008 and comments from interested parties were submitted by May 19, 2008.

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

The EMP will be followed by appropriate legislation and regulation as necessary. At this time, JCP&L cannot determine the impact, if any, the EMP may have on its operations.

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

In November, 2008, Duquesne and other parties, including FirstEnergy, negotiated a settlement that would, among other things, allow for Duquesne to remain in PJM and provide for a methodology for Duquesne to meet the PJM capacity obligations for the 2011-2012 auction that excluded the Duquesne load.  The settlement agreement was filed on December 10, 2008 and approved by the FERC in an order issued on January 29, 2009.  The MISO opposed the settlement agreement pending resolution of exit fees alleged to be owed by Duquesne.  The FERC did not resolve this issue in its order.

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

10.	CAPITALIZATION

(A)	RETAINED EARNINGS (ACCUMULATED DEFICIT)

There are no restrictions on retained earnings for payment of cash dividends on OE’s, CEI’s, TE’s, JCP&L’s and FES’ common stock. In general, Met-Ed’s and Penelec’s respective first mortgage indentures restrict the payment of dividends or distributions on or with respect to each of the company’s common stock to amounts credited to earned surplus since the date of its indenture. As of December 31, 2008, Penelec had retained earnings available to pay common stock dividends of $66 million, net of amounts restricted under its first mortgage indenture. Met-Ed had an accumulated deficit of $51 million as of December 31, 2008, and is therefore currently precluded from making cash dividend distributions to FirstEnergy.

(B)	PREFERRED AND PREFERENCE STOCK

The Utilities’ preferred stock and preference stock authorizations are as follows:

	Preferred Stock		Preference Stock
	Shares	Par	Shares	Par
	Authorized	Value	Authorized	Value
OE	6,000,000	$100	8,000,000	no par
OE	8,000,000	$25
Penn	1,200,000	$100
CEI	4,000,000	no par	3,000,000	no par
TE	3,000,000	$100	5,000,000	$25
TE	12,000,000	$25
JCP&L	15,600,000	no par
Met-Ed	10,000,000	no par
Penelec	11,435,000	no par

No preferred shares or preference shares are currently outstanding. The following table details the change in preferred shares outstanding for OE, TE and JCP&L during 2006. No shares were issued in 2007 or 2008.

	Not Subject to
	Mandatory Redemption
		Par or
	Number	Stated
	of Shares	Value
	(Dollars in thousands)
OE
Balance, January 1, 2006	750,699	$75,070
Redemptions-
3.90% Series	(152,510)	(15,251)
4.40% Series	(176,280)	(17,628)
4.44% Series	(136,560)	(13,656)
4.56% Series	(144,300)	(14,430)
4.24% Series	(40,000)	(4,000)
4.25% Series	(41,049)	(4,105)
4.64% Series	(60,000)	(6,000)
Balance, December 31, 2006	-	$-
TE
Balance, January 1, 2006	2,910,000	$96,000
Redemptions-
$4.25 Series	(160,000)	(16,000)
$4.56 Series	(50,000)	(5,000)
$4.25 Series	(100,000)	(10,000)
$2.365 Series	(1,400,000)	(35,000)
Adjustable Series B	(1,200,000)	(30,000)
Balance, December 31, 2006	-	$-
JCP&L
Balance, January 1, 2006	125,000	$12,649
Redemptions-
4.00% Series	(125,000)	(12,649)
Balance, December 31, 2006	-	$-

(C)	LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS

Securitized Transition Bonds

JCP&L’s consolidated financial statements include the results of JCP&L Transition Funding and JCP&L Transition Funding II, wholly owned limited liability companies of JCP&L. In June 2002, JCP&L Transition Funding sold $320 million of transition bonds to securitize the recovery of JCP&L's bondable stranded costs associated with the previously divested Oyster Creek Nuclear Generating Station. In August 2006, JCP&L Transition Funding II sold $182 million of transition bonds to securitize the recovery of deferred costs associated with JCP&L’s supply of BGS.

JCP&L did not purchase and does not own any of the transition bonds, which are included as long-term debt JCP&L's Consolidated Balance Sheets. As of December 31, 2008, $369 million of the transition bonds were outstanding. The transition bonds are the sole obligations of JCP&L Transition Funding and JCP&L Transition Funding II and are collateralized by each company’s equity and assets, which consist primarily of bondable transition property.

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

FES and the Utilities have various debt covenants under their respective financing arrangements. The most restrictive of the debt covenants relate to the nonpayment of interest and/or principal on debt and the maintenance of certain financial ratios. There also exist cross-default provisions in a number of the respective financing arrangements of FirstEnergy, FES, FGCO, NGC and the Utilities. These provisions generally trigger a default in the applicable financing arrangement of an entity if it or any of its significant subsidiaries defaults under another financing arrangement of a certain principal amount, typically $50 million. Although such defaults by any of the Utilities will generally cross-default FirstEnergy financing arrangements containing these provisions, defaults by FirstEnergy will not generally cross-default applicable financing arrangements of any of the Utilities. Defaults by any of FES, FGCO or NGC will generally cross-default to applicable financing arrangements of FirstEnergy and, due to the existence of guarantees by FirstEnergy of certain financing arrangements of FES, FGCO and NGC, defaults by FirstEnergy will generally cross-default FES, FGCO and NGC financing arrangements containing these provisions. Cross-default provisions are not typically found in any of the senior note or FMBs of FirstEnergy or the Utilities.

Based on the amount of FMBs authenticated by the respective mortgage bond trustees through December 31, 2008, the Utilities’ annual sinking fund requirement for all FMBs issued under the various mortgage indentures amounted to $5 million for Penn, $8 million for Met-Ed and $21 million for Penelec. Penn expects to deposit funds with its mortgage bond trustee in 2009 that will then be withdrawn upon the surrender for cancellation of a like principal amount of FMBs, specifically authenticated for such purposes against unfunded property additions or against previously retired FMBs. This method can result in minor increases in the amount of the annual sinking fund requirement. Met-Ed and Penelec could fulfill their sinking fund obligations by providing bondable property additions, previously retired FMBs or cash to the respective mortgage bond trustees.

As of December 31, 2008, currently payable long-term debt includes variable interest rate PCRBs of $2.0 billion for FES, $100 million for OE, $29 million for Met-Ed and $45 million for Penelec, the bondholders of which are entitled to the benefit of irrevocable direct pay bank LOCs. The interest rates on the PCRBs are reset daily or weekly. Bondholders can tender their PCRBs for mandatory purchase prior to maturity with the purchase price payable from remarketing proceeds, or if the PCRBs are not successfully remarketed, by drawings on the irrevocable direct pay LOCs. The subsidiary obligor is required to reimburse the applicable LOC bank for any such drawings or, if the LOC bank fails to honor its LOC for any reason, must itself pay the purchase price.

Prior to the third quarter of 2008, FES and the Utilities had not experienced any unsuccessful remarketings of these variable-rate PCRBs. Coincident with recent disruptions in the variable-rate demand bond and capital markets generally, certain of the PCRBs had been tendered by bondholders to the trustee. As of January 31, 2009, all PCRBs that had been tendered were successfully remarketed.

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

The sinking fund requirements for FES and the Utilities for FMBs and maturing long-term debt (excluding capital leases) for the next five years are:

Year	FES	OE	CEI	JCP&L	Met-Ed	Penelec
	(In millions)
2009	$2,020	$101	$150	$29	$29	$145
2010	68	65	18	31	100	59
2011	83	1	20	32	-	-
2012	124	1	22	34	-	-
2013	75	2	324	36	150	-

Included in the table above are amounts for the variable interest rate PCRBs described above. The following table classifies the outstanding PCRBs by year, representing the next time the debt holders may exercise their right to tender their PCRBs.

Year	FES	OE	Met-Ed	Penelec
	(In millions)
2009	$1,979	$100	$29	$45
2010	15	-	-	-
2011	25	-	-	-
2012	56	-	-	-

Obligations to repay certain PCRBs are secured by several series of FMBs. Certain PCRBs are entitled to the benefit of irrevocable bank LOCs of $2.1 billion as of December 31, 2008, or noncancelable municipal bond insurance of $39 million as of December 31, 2008, to pay principal of, or interest on, the applicable PCRBs. To the extent that drawings are made under the LOCs or the policies, FGCO, NGC and the Utilities are entitled to a credit against their obligation to repay those bonds. FGCO, NGC and the Utilities pay annual fees of 0.35% to 1.70% of the amounts of the LOCs to the issuing banks and are obligated to reimburse the banks or insurers, as the case may be, for any drawings thereunder. The insurers hold FMBs as security for such reimbursement obligations. These amounts and percentages for FES and the Utilities are as follows:

	FES		OE	Met-Ed	Penelec
	In millions
Amounts
LOCs	$1,916	*	$101	$29	$45
Insurance Policies	-		1	14	24

Fees
LOCs	0.35% to 0.90%		1.70%	0.85%	0.85%

* Includes LOC of $490 million issued for FirstEnergy on behalf of NGC

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

11.	ASSET RETIREMENT OBLIGATIONS

FES and the Utilities have recognized applicable legal obligations under SFAS 143 for nuclear power plant decommissioning, reclamation of a sludge disposal pond and closure of two coal ash disposal sites. In addition, FES and the Utilities have recognized conditional retirement obligations (primarily for asbestos remediation) in accordance with FIN 47.

The ARO liabilities for FES, OE and TE primarily relate to the decommissioning of the Beaver Valley, Davis-Besse and Perry nuclear generating facilities (OE for its leasehold interest in Beaver Valley Unit 2 and Perry and TE for its leasehold interest in Beaver Valley Unit 2). The ARO liabilities for JCP&L, Met-Ed and Penelec primarily relate to the decommissioning of the TMI-2 nuclear generating facility. FES and the Utilities use an expected cash flow approach to measure the fair value of their nuclear decommissioning AROs.

FES and the Utilities maintain nuclear decommissioning trust funds that are legally restricted for purposes of settling the nuclear decommissioning ARO. The fair values of the decommissioning trust assets as of December 31, 2008 and 2007 were as follows:

	2008	2007
	(In millions)
FES	$1,034	$1,333
OE	117	127
TE	74	67
JCP&L	143	176
Met-Ed	226	287
Penelec	115	138

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

The following table describes the changes to the ARO balances during 2008 and 2007.

ARO Reconciliation	FES	OE		CEI	TE	JCP&L	Met-Ed	Penelec
	(In millions)
Balance as of January 1, 2007	$760	$88		$2	$27	$84	$151	$77
Liabilities settled	(1)	-		-	-	-	-	-
Accretion	51	6		-	1	6	10	5
Balance as of December 31, 2007	810	94		2	28	90	161	82

Liabilities settled	(2)	-		-	-	-	-	-
Accretion	55	5		-	2	5	10	5
Revisions in estimated
cash flows	-	(18	) (1)	-	-	-	-	-
Balance as of December 31, 2008	$863	$81		$2	$30	$95	$171	$87

(1) OE revised the estimated cash flows associated with the retired Gorge and Toronto plants based on an agreement to remediate asbestos at the sites within one year.

12.	SHORT-TERM BORROWINGS AND BANK LINES OF CREDIT

FirstEnergy, FES and the Utilities are parties to a $2.75 billion five-year revolving credit facility. FirstEnergy has the ability to request an increase in the total commitments available under this facility up to a maximum of $3.25 billion, subject to the discretion of each lender to provide additional commitments. Commitments under the facility are available until August 24, 2012, unless the lenders agree, at the request of the borrowers, to an unlimited number of additional one-year extensions. Generally, borrowings under the facility must be repaid within 364 days. Available amounts for each borrower are subject to a specified sub-limit, as well as applicable regulatory and other limitations.  The annual facility fee is 0.125%

The following table summarizes the borrowing sub-limits for each borrower under the facility, as well as the limitations on short-term indebtedness applicable to each borrower under current regulatory approvals and applicable statutory and/or charter limitations as of December 31, 2008:

	Revolving		Regulatory and
	Credit Facility		Other Short-Term
Borrower	Sub-Limit		Debt Limitations
	(In millions)
FES	$1,000		$-	(1)
OE	500		500
Penn	50		39	(2)
CEI	250	(3)	500
TE	250	(3)	500
JCP&L	425		428	(2)
Met-Ed	250		300	(2)
Penelec	250		300	(2)

(1)	No regulatory approvals, statutory or charter limitations applicable.
(2)	Excluding amounts which may be borrowed under the regulated companies’ money pool.
(3)
Borrowing sub-limits for CEI and TE may be increased to up to $500 million by delivering notice to the administrative agent that such borrower has senior unsecured debt ratings of at least BBB by S&P and Baa2 by Moody’s.

The regulated companies also have the ability to borrow from each other and FirstEnergy to meet their short-term working capital requirements. A similar but separate arrangement exists among the unregulated companies. FESC administers these two money pools and tracks FirstEnergy’s surplus funds and those of the respective regulated and unregulated subsidiaries, as well as proceeds available from bank borrowings. Companies receiving a loan under the money pool agreements must repay the principal amount of the loan, together with accrued interest, within 364 days of borrowing the funds. The rate of interest is the same for each company receiving a loan from their respective pool and is based on the average cost of funds available through the pool. The average interest rate for borrowings in 2008 was 2.93% for the regulated companies’ money pool and 2.87% for the unregulated companies’ money pool.

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

Subsidiary Company	Parent Company	Commitment	Annual Facility Fee	Maturity
	(In millions)
OES Capital, Incorporated	OE	$170	0.20%	February 22, 2010
Centerior Funding Corporation	CEI	200	0.20	February 22, 2010
Penn Power Funding LLC	Penn	25	0.60	December 18, 2009
Met-Ed Funding LLC	Met-Ed	80	0.60	December 18, 2009
Penelec Funding LLC	Penelec	75	0.60	December 18, 2009
		$550

The weighted average interest rates on short-term borrowings outstanding as of December 31, 2008 and 2007 were as follows:

	2008	2007
FES	1.08%	5.23%
OE(1)	-	4.80%
CEI	1.77%	5.10%
TE	1.46%	5.04%
JCP&L	1.46%	5.04%
Met-Ed	0.92%	5.17%
Penelec	0.95%	5.04%

(1) In 2008, OE’s short-term borrowings consisted of noninterest-bearing notes related to its investment in certain low-income housing limited partnerships.

13.	COMMITMENTS, GUARANTEES AND CONTINGENCIES

(A)	NUCLEAR INSURANCE

The Price-Anderson Act limits the public liability which can be assessed with respect to a nuclear power plant to $12.5 billion (assuming 104 units licensed to operate) for a single nuclear incident, which amount is covered by: (i) private insurance amounting to $300 million; and (ii) $12.2 billion provided by an industry retrospective rating plan required by the NRC pursuant thereto. Under such retrospective rating plan, in the event of a nuclear incident at any unit in the United States resulting in losses in excess of private insurance, up to $118 million (but not more than $18 million per unit per year in the event of more than one incident) must be contributed for each nuclear unit licensed to operate in the country by the licensees thereof to cover liabilities arising out of the incident. Based on their present nuclear ownership and leasehold interests, FirstEnergy’s maximum potential assessment under these provisions would be $470 million (OE-$40 million, NGC-$408 million, and TE-$22 million) per incident but not more than $70 million (OE-$6 million, NGC-$61 million, and TE-$3 million) in any one year for each incident.

In addition to the public liability insurance provided pursuant to the Price-Anderson Act, FirstEnergy has also obtained insurance coverage in limited amounts for economic loss and property damage arising out of nuclear incidents. FirstEnergy is a member of Nuclear Electric Insurance Limited (NEIL) which provides coverage (NEIL I) for the extra expense of replacement power incurred due to prolonged accidental outages of nuclear units. Under NEIL I, FirstEnergy’s subsidiaries have policies, renewable yearly, corresponding to their respective nuclear interests, which provide an aggregate indemnity of up to approximately $2.0 billion (OE-$168 million, NGC-$1.7 billion, TE-$89 million) for replacement power costs incurred during an outage after an initial 20-week waiting period. Members of NEIL I pay annual premiums and are subject to assessments if losses exceed the accumulated funds available to the insurer. FirstEnergy’s present maximum aggregate assessment for incidents at any covered nuclear facility occurring during a policy year would be approximately $18 million (OE-$1 million, NGC-$16 million, and TE-$1 million).

FirstEnergy is insured as to its respective nuclear interests under property damage insurance provided by NEIL to the operating company for each plant. Under these arrangements, up to $2.8 billion of coverage for decontamination costs, decommissioning costs, debris removal and repair and/or replacement of property is provided. FirstEnergy pays annual premiums for this coverage and is liable for retrospective assessments of up to approximately $61 million (OE-$6 million, NGC-$52 million, TE-$2 million, Met Ed, Penelec and JCP&L-$1 million in total) during a policy year.

FirstEnergy intends to maintain insurance against nuclear risks as described above as long as it is available. To the extent that replacement power, property damage, decontamination, decommissioning, repair and replacement costs and other such costs arising from a nuclear incident at any of FirstEnergy’s plants exceed the policy limits of the insurance in effect with respect to that plant, to the extent a nuclear incident is determined not to be covered by FirstEnergy’s insurance policies, or to the extent such insurance becomes unavailable in the future, FirstEnergy would remain at risk for such costs.

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

In July 2007, FGCO completed a sale and leaseback transaction for its 93.825% undivided interest in Bruce Mansfield Unit 1. FES has unconditionally and irrevocably guaranteed all of FGCO’s obligations under each of the leases (see Notes 6 and 14). The related lessor notes and pass through certificates are not guaranteed by FES or FGCO, but the notes are secured by, among other things, each lessor trust’s undivided interest in Unit 1, rights and interests under the applicable lease and rights and interests under other related agreements, including FES’ lease guaranty.

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

Also in October 2008, FirstEnergy negotiated with the banks that have issued irrevocable direct pay LOCs in support of its outstanding variable interest rate PCRBs to extend the respective reimbursement obligations of the applicable FirstEnergy subsidiary obligors in the event that such LOCs are drawn upon. FirstEnergy’s subsidiaries currently have approximately $2.1 billion variable interest rate PCRBs outstanding (FES - $1.9 billion, OE - $100 million, Met-Ed - $29 million and Penelec - $45 million). The LOCs supporting these PCRBs may be drawn upon to pay the purchase price to bondholders that have exercised the right to tender their PCRBs for mandatory purchase. A total of approximately $972 million of LOCs that previously required reimbursement within 30 days or less of a draw under the applicable LOC have now been modified to extend the reimbursement obligations to six months or June 2009, as applicable.

(C)	ENVIRONMENTAL MATTERS

Various federal, state and local authorities regulate FES and the Utilities with regard to air and water quality and other environmental matters. The effects of compliance on FES and the Utilities with regard to environmental matters could have a material adverse effect on their earnings and competitive position to the extent that they compete with companies that are not subject to such regulations and, therefore, do not bear the risk of costs associated with compliance, or failure to comply, with such regulations.

FES and the Utilities accrue environmental liabilities only when they conclude that it is probable that they have an obligation for such costs and can reasonably estimate the amount of such costs. Unasserted claims are reflected in FES’ and the Utilities’ determination of environmental liabilities and are accrued in the period that they become both probable and reasonably estimable.

Clean Air Act Compliance

FES is required to meet federally-approved SO2 emissions regulations. Violations of such regulations can result in the shutdown of the generating unit involved and/or civil or criminal penalties of up to $37,500 for each day the unit is in violation. The EPA has an interim enforcement policy for SO2 regulations in Ohio that allows for compliance based on a 30-day averaging period. FES believes it is currently in compliance with this policy, but cannot predict what action the EPA may take in the future with respect to the interim enforcement policy.

The EPA Region 5 issued a Finding of Violation and NOV to the Bay Shore Power Plant dated June 15, 2006, alleging violations to various sections of the CAA. FES has disputed those alleged violations based on its CAA permit, the Ohio SIP and other information provided to the EPA at an August 2006 meeting with the EPA. The EPA has several enforcement options (administrative compliance order, administrative penalty order, and/or judicial, civil or criminal action) and has indicated that such option may depend on the time needed to achieve and demonstrate compliance with the rules alleged to have been violated. On June 5, 2007, the EPA requested another meeting to discuss “an appropriate compliance program” and a disagreement regarding emission limits applicable to the common stack for Bay Shore Units 2, 3 and 4.

FES complies with SO2 reduction requirements under the Clean Air Act Amendments of 1990 by burning lower-sulfur fuel, generating more electricity from lower-emitting plants, and/or using emission allowances. NOX reductions required by the 1990 Amendments are being achieved through combustion controls and the generation of more electricity at lower-emitting plants. In September 1998, the EPA finalized regulations requiring additional NOX reductions at FES' facilities. The EPA's NOX Transport Rule imposes uniform reductions of NOX emissions (an approximate 85% reduction in utility plant NOX emissions from projected 2007 emissions) across a region of nineteen states (including Michigan, New Jersey, Ohio and Pennsylvania) and the District of Columbia based on a conclusion that such NOX emissions are contributing significantly to ozone levels in the eastern United States. FES believes its facilities are also complying with the NOX budgets established under SIPs through combustion controls and post-combustion controls, including Selective Catalytic Reduction and SNCR systems, and/or using emission allowances.

In 1999 and 2000, the EPA issued an NOV and the DOJ filed a civil complaint against OE and Penn based on operation and maintenance of the W. H. Sammis Plant (Sammis NSR Litigation) and filed similar complaints involving 44 other U.S. power plants. This case and seven other similar cases are referred to as the NSR cases. OE’s and Penn’s settlement with the EPA, the DOJ and three states (Connecticut, New Jersey and New York) that resolved all issues related to the Sammis NSR litigation was approved by the Court on July 11, 2005. This settlement agreement, in the form of a consent decree, requires reductions of NOX and SO2 emissions at the Sammis, Burger, Eastlake and Mansfield coal-fired plants through the installation of pollution control devices and provides for stipulated penalties for failure to install and operate such pollution controls in accordance with that agreement. Capital expenditures necessary to complete requirements of the Sammis NSR Litigation consent decree are currently estimated to be $506 million for 2009-2010 (with $414 million expected to be spent in 2009). This amount excludes the potential AQC expenditures related to Burger Units 4 and 5 described below. On September 8, 2008, the Environmental Enforcement Section of the DOJ sent a letter to OE regarding its view that the company was not in compliance with the Sammis NSR Litigation consent decree because the installation of an SNCR at Eastlake Unit 5 was not completed by December 31, 2006. However, the DOJ acknowledged that stipulated penalties could not apply under the terms of the Sammis NSR Litigation consent decree because Eastlake Unit 5 was idled on December 31, 2006 pending installation of the SNCR and advised that it had exercised its discretion not to seek any other penalties for this alleged non-compliance. OE disputed the DOJ's interpretation of the consent decree in a letter dated September 22, 2008. Although the Eastlake Unit 5 issue is no longer active, OE filed a dispute resolution petition on October 23, 2008, with the United States District Court for the Southern District of Ohio, due to potential impacts on its compliance decisions with respect to Burger Units 4 and 5. On December 23, 2008, OE withdrew its dispute resolution petition and subsequently filed a motion to extend the date (from December 31, 2008 to April 15, 2009), under the Sammis NSR Litigation consent decree, to elect for Burger Units 4 and 5 to permanently shut down those units by December 31, 2010, or to repower them or to install flue gas desulfurization (FGD) by later dates. On January 30, 2009, the Court issued an order extending the election date from December 31, 2008 to March 31, 2009.

On April 2, 2007, the United States Supreme Court ruled that changes in annual emissions (in tons/year) rather than changes in hourly emissions rate (in kilograms/hour) must be used to determine whether an emissions increase triggers NSR. Subsequently, on May 8, 2007, the EPA proposed to revise the NSR regulations to utilize changes in the hourly emission rate (in kilograms/hour) to determine whether an emissions increase triggers NSR.  On December 10, 2008, the EPA announced it would not finalize this proposed changes to the NSR.

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

Pennsylvania has submitted a new mercury rule for EPA approval that does not provide a cap-and-trade approach as in the CAMR, but rather follows a command-and-control approach imposing emission limits on individual sources. On January 30, 2009, the Commonwealth Court of Pennsylvania declared Pennsylvania’s mercury rule “unlawful, invalid and unenforceable” and enjoined the Commonwealth from continued implementation or enforcement of that rule.  It is anticipated that compliance with these regulations, if the Commonwealth Court’s rulings were reversed on appeal and Pennsylvania’s mercury rule was implemented, would not require the addition of mercury controls at the Bruce Mansfield Plant, FES’ only Pennsylvania coal-fired power plant, until 2015, if at all.

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

FES cannot currently estimate the financial impact of climate change policies, although potential legislative or regulatory programs restricting CO2 emissions could require significant capital and other expenditures. The CO2 emissions per KWH of electricity generated by FES is lower than many regional competitors due to its diversified generation sources, which include low or non-CO2 emitting gas-fired and nuclear generators.

Clean Water Act

Various water quality regulations, the majority of which are the result of the federal Clean Water Act and its amendments, apply to FES' plants. In addition, Ohio, New Jersey and Pennsylvania have water quality standards applicable to FES' operations. As provided in the Clean Water Act, authority to grant federal National Pollutant Discharge Elimination System water discharge permits can be assumed by a state. Ohio, New Jersey and Pennsylvania have assumed such authority.

On September 7, 2004, the EPA established new performance standards under Section 316(b) of the Clean Water Act for reducing impacts on fish and shellfish from cooling water intake structures at certain existing large electric generating plants. The regulations call for reductions in impingement mortality (when aquatic organisms are pinned against screens or other parts of a cooling water intake system) and entrainment (which occurs when aquatic life is drawn into a facility's cooling water system). On January 26, 2007, the United States Court of Appeals for the Second Circuit remanded portions of the rulemaking dealing with impingement mortality and entrainment back to the EPA for further rulemaking and eliminated the restoration option from the EPA’s regulations. On July 9, 2007, the EPA suspended this rule, noting that until further rulemaking occurs, permitting authorities should continue the existing practice of applying their best professional judgment to minimize impacts on fish and shellfish from cooling water intake structures. On April 14, 2008, the Supreme Court of the United States granted a petition for a writ of certiorari to review one significant aspect of the Second Circuit Court’s opinion which is whether Section 316(b) of the Clean Water Act authorizes the EPA to compare costs with benefits in determining the best technology available for minimizing adverse environmental impact at cooling water intake structures.  Oral argument before the Supreme Court occurred on December 2, 2008 and a decision is anticipated during the first half of 2009. FES is studying various control options and their costs and effectiveness. Depending on the results of such studies, the outcome of the Supreme Court’s review of the Second Circuit’s decision, the EPA’s further rulemaking and any action taken by the states exercising best professional judgment, the future costs of compliance with these standards may require material capital expenditures.

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

The Utilities have been named as PRPs at waste disposal sites, which may require cleanup under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980. Allegations of disposal of hazardous substances at historical sites and the liability involved are often unsubstantiated and subject to dispute; however, federal law provides that all PRPs for a particular site may be liable on a joint and several basis. Therefore, environmental liabilities that are considered probable have been recognized on the Consolidated Balance Sheet as of December 31, 2008, based on estimates of the total costs of cleanup, the Utilities' proportionate responsibility for such costs and the financial ability of other unaffiliated entities to pay. Total liabilities of approximately $90 million (JCP&L - $64 million, CEI - $1 million, TE - $1 million and FirstEnergy Corp. - $24 million) have been accrued through December 31, 2008. Included in the total are accrued liabilities of approximately $56 million for environmental remediation of former manufactured gas plants in New Jersey, which are being recovered by JCP&L through a non-bypassable SBC.

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

Other Legal Matters

There are various lawsuits, claims (including claims for asbestos exposure) and proceedings related to FES' and the Utilities’ normal business operations pending against them. The other potentially material items not otherwise discussed above are described below.

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

The union employees at the Bruce Mansfield Plant have been working without a labor contract since February 15, 2008. The parties are continuing to bargain with the assistance of a federal mediator. FES has a strike mitigation plan ready in the event of a strike.

FES and the Utilities accrue legal liabilities only when they conclude that it is probable that they have an obligation for such costs and can reasonably estimate the amount of such costs. If it were ultimately determined that FES and the Utilities have legal liability or are otherwise made subject to liability based on the above matters, it could have a material adverse effect on their financial condition, results of operations and cash flows.

14. SUPPLEMENTAL GUARANTOR INFORMATION

As discussed in Note 6, on July 13, 2007, FGCO completed a sale and leaseback transaction for its 93.825% undivided interest in Bruce Mansfield Unit 1. FES has fully and unconditionally guaranteed all of FGCO’s obligations under each of the leases.  The related lessor notes and pass through certificates are not guaranteed by FES or FGCO, but the notes are secured by, among other things, each lessor trust’s undivided interest in Unit 1, rights and interests under the applicable lease and rights and interests under other related agreements, including FES’ lease guaranty. This transaction is classified as an operating lease under GAAP for FES and a financing for FGCO.

The consolidating statements of income for the three years ended December 31, 2008, consolidating balance sheets as of December 31, 2008, and December 31, 2007, and condensed consolidating statements of cash flows for the three years ended December 31, 2008, for FES (parent and guarantor), FGCO and NGC (non-guarantor) are presented below. Investments in wholly owned subsidiaries are accounted for by FES using the equity method. Results of operations for FGCO and NGC are, therefore, reflected in FES’ investment accounts and earnings as if operating lease treatment was achieved (see Note 6). The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions and the entries required to reflect operating lease treatment associated with the 2007 Bruce Mansfield Unit 1 sale and leaseback transaction.

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2008	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)

REVENUES	$4,470,112	$2,275,451	$1,204,534	$(3,431,744)	$4,518,353

EXPENSES:
Fuel	16,322	1,171,993	126,978	-	1,315,293
Purchased power from affiliates	3,417,126	14,618	101,409	(3,431,744)	101,409
Purchased power from non-affiliates	778,882	-	-	-	778,882
Other operating expenses	116,972	416,723	502,096	48,757	1,084,548
Provision for depreciation	5,986	119,763	111,529	(5,379)	231,899
General taxes	19,260	46,153	22,591	-	88,004
Total expenses	4,354,548	1,769,250	864,603	(3,388,366)	3,600,035

OPERATING INCOME	115,564	506,201	339,931	(43,378)	918,318

OTHER INCOME (EXPENSE):
Miscellaneous income (expense), including
net income from equity investees	449,167	(3,366)	(35,665)	(431,116)	(20,980)
Interest expense to affiliates	(314)	(20,342)	(9,173)	-	(29,829)
Interest expense - other	(24,674)	(95,926)	(56,486)	65,404	(111,682)
Capitalized interest	142	39,934	3,688	-	43,764
Total other income (expense)	424,321	(79,700)	(97,636)	(365,712)	(118,727)

INCOME BEFORE INCOME TAXES	539,885	426,501	242,295	(409,090)	799,591

INCOME TAXES	33,475	155,100	90,247	14,359	293,181

NET INCOME	$506,410	$271,401	$152,048	$(423,449)	$506,410

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2007	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)

REVENUES	$4,345,790	$1,982,166	$1,062,026	$(3,064,955)	$4,325,027

EXPENSES:
Fuel	26,169	942,946	117,895	-	1,087,010
Purchased power from affiliates	3,038,786	186,415	73,844	(3,064,955)	234,090
Purchased power from non-affiliates	764,090	-	-	-	764,090
Other operating expenses	161,797	352,856	514,389	11,997	1,041,039
Provision for depreciation	2,269	99,741	92,239	(1,337)	192,912
General taxes	20,953	41,456	24,689	-	87,098
Total expenses	4,014,064	1,623,414	823,056	(3,054,295)	3,406,239

OPERATING INCOME	331,726	358,752	238,970	(10,660)	918,788

OTHER INCOME (EXPENSE):
Miscellaneous income (expense), including
net income from equity investees	341,978	4,210	14,880	(308,192)	52,876
Interest expense to affiliates	(1,320)	(48,536)	(15,645)	-	(65,501)
Interest expense - other	(9,503)	(59,412)	(39,458)	16,174	(92,199)
Capitalized interest	35	14,369	5,104	-	19,508
Total other income (expense)	331,190	(89,369)	(35,119)	(292,018)	(85,316)

INCOME BEFORE INCOME TAXES	662,916	269,383	203,851	(302,678)	833,472

INCOME TAXES	134,052	90,801	77,467	2,288	304,608

NET INCOME	$528,864	$178,582	$126,384	$(304,966)	$528,864

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2006	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)

REVENUES	$4,023,752	$1,767,549	$1,028,159	$(2,808,107)	$4,011,353

EXPENSES:
Fuel	18,265	983,492	103,900	-	1,105,657
Purchased power from affiliates	2,804,110	180,759	80,239	(2,808,107)	257,001
Purchased power from non-affiliates	590,491	-	-	-	590,491
Other operating expenses	202,369	271,718	553,477	-	1,027,564
Provision for depreciation	1,779	93,728	83,656	-	179,163
General taxes	12,459	38,781	22,092	-	73,332
Total expenses	3,629,473	1,568,478	843,364	(2,808,107)	3,233,208

OPERATING INCOME	394,279	199,071	184,795	-	778,145

OTHER INCOME (EXPENSE):
Miscellaneous income (expense), including
net income from equity investees	184,267	(596)	35,571	(164,740)	54,502
Interest expense to affiliates	(241)	(117,639)	(44,793)	-	(162,673)
Interest expense - other	(720)	(9,125)	(16,623)	-	(26,468)
Capitalized interest	1	4,941	6,553	-	11,495
Total other income (expense)	183,307	(122,419)	(19,292)	(164,740)	(123,144)

INCOME BEFORE INCOME TAXES	577,586	76,652	165,503	(164,740)	655,001

INCOME TAXES	158,933	17,605	59,810	-	236,348

NET INCOME	$418,653	$59,047	$105,693	$(164,740)	$418,653

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING BALANCE SHEETS

As of December 31, 2008	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$39	$-	$-	$39
Receivables-
Customers	86,123	-	-	-	86,123
Associated companies	363,226	225,622	113,067	(323,815)	378,100
Other	991	11,379	12,256	-	24,626
Notes receivable from associated companies	107,229	21,946	-	-	129,175
Materials and supplies, at average cost	5,750	303,474	212,537	-	521,761
Prepayments and other	76,773	35,102	660	-	112,535
	640,092	597,562	338,520	(323,815)	1,252,359

PROPERTY, PLANT AND EQUIPMENT:
In service	134,905	5,420,789	4,705,735	(389,525)	9,871,904
Less - Accumulated provision for depreciation	13,090	2,702,110	1,709,286	(169,765)	4,254,721
	121,815	2,718,679	2,996,449	(219,760)	5,617,183
Construction work in progress	4,470	1,441,403	301,562	-	1,747,435
	126,285	4,160,082	3,298,011	(219,760)	7,364,618

INVESTMENTS:
Nuclear plant decommissioning trusts	-	-	1,033,717	-	1,033,717
Long-term notes receivable from associated companies	-	-	62,900	-	62,900
Investment in associated companies	3,596,152	-	-	(3,596,152)	-
Other	1,913	59,476	202	-	61,591
	3,598,065	59,476	1,096,819	(3,596,152)	1,158,208

DEFERRED CHARGES AND OTHER ASSETS:
Accumulated deferred income taxes	24,703	476,611	-	(233,552)	267,762
Lease assignment receivable from associated companies	-	71,356	-	-	71,356
Goodwill	24,248	-	-	-	24,248
Property taxes	-	27,494	22,610	-	50,104
Unamortized sale and leaseback costs	-	20,286	-	49,646	69,932
Other	59,642	59,674	21,743	(44,625)	96,434
	108,593	655,421	44,353	(228,531)	579,836
	$4,473,035	$5,472,541	$4,777,703	$(4,368,258)	$10,355,021

LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES:
Currently payable long-term debt	$5,377	$925,234	$1,111,183	$(16,896)	$2,024,898
Short-term borrowings-
Associated companies	1,119	257,357	6,347	-	264,823
Other	1,000,000	-	-	-	1,000,000
Accounts payable-
Associated companies	314,887	221,266	250,318	(314,133)	472,338
Other	35,367	119,226	-	-	154,593
Accrued taxes	8,272	60,385	30,790	(19,681)	79,766
Other	61,034	136,867	13,685	36,853	248,439
	1,426,056	1,720,335	1,412,323	(313,857)	4,244,857

CAPITALIZATION:
Common stockholder's equity	2,944,423	1,832,678	1,752,580	(3,585,258)	2,944,423
Long-term debt and other long-term obligations	61,508	1,328,921	469,839	(1,288,820)	571,448
	3,005,931	3,161,599	2,222,419	(4,874,078)	3,515,871

NONCURRENT LIABILITIES:
Deferred gain on sale and leaseback transaction	-	-	-	1,026,584	1,026,584
Accumulated deferred income taxes	-	-	206,907	(206,907)	-
Accumulated deferred investment tax credits	-	39,439	23,289	-	62,728
Asset retirement obligations	-	24,134	838,951	-	863,085
Retirement benefits	22,558	171,619	-	-	194,177
Property taxes	-	27,494	22,610	-	50,104
Lease market valuation liability	-	307,705	-	-	307,705
Other	18,490	20,216	51,204	-	89,910
	41,048	590,607	1,142,961	819,677	2,594,293
	$4,473,035	$5,472,541	$4,777,703	$(4,368,258)	$10,355,021

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING BALANCE SHEETS

As of December 31, 2007	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2	$-	$-	$-	$2
Receivables-
Customers	133,846	-	-	-	133,846
Associated companies	327,715	237,202	98,238	(286,656)	376,499
Other	2,845	978	-	-	3,823
Notes receivable from associated companies	23,772	-	69,012	-	92,784
Materials and supplies, at average cost	195	215,986	210,834	-	427,015
Prepayments and other	67,981	21,605	2,754	-	92,340
	556,356	475,771	380,838	(286,656)	1,126,309

PROPERTY, PLANT AND EQUIPMENT:
In service	25,513	5,065,373	3,595,964	(392,082)	8,294,768
Less - Accumulated provision for depreciation	7,503	2,553,554	1,497,712	(166,756)	3,892,013
	18,010	2,511,819	2,098,252	(225,326)	4,402,755
Construction work in progress	1,176	571,672	188,853	-	761,701
	19,186	3,083,491	2,287,105	(225,326)	5,164,456

INVESTMENTS:
Nuclear plant decommissioning trusts	-	-	1,332,913	-	1,332,913
Long-term notes receivable from associated companies	-	-	62,900	-	62,900
Investment in associated companies	2,516,838	-	-	(2,516,838)	-
Other	2,732	37,071	201	-	40,004
	2,519,570	37,071	1,396,014	(2,516,838)	1,435,817

DEFERRED CHARGES AND OTHER ASSETS:
Accumulated deferred income taxes	16,978	522,216	-	(262,271)	276,923
Lease assignment receivable from associated companies	-	215,258	-	-	215,258
Goodwill	24,248	-	-	-	24,248
Property taxes	-	25,007	22,767	-	47,774
Pension assets	3,217	13,506	-	-	16,723
Unamortized sale and leaseback costs	-	27,597	-	43,206	70,803
Other	22,956	52,971	6,159	(38,133)	43,953
	67,399	856,555	28,926	(257,198)	695,682
	$3,162,511	$4,452,888	$4,092,883	$(3,286,018)	$8,422,264

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$-	$596,827	$861,265	$(16,896)	$1,441,196
Short-term borrowings-
Associated companies	-	238,786	25,278	-	264,064
Other	300,000	-	-	-	300,000
Accounts payable-
Associated companies	287,029	175,965	268,926	(286,656)	445,264
Other	56,194	120,927	-	-	177,121
Accrued taxes	18,831	125,227	28,229	(836)	171,451
Other	57,705	131,404	11,972	36,725	237,806
	719,759	1,389,136	1,195,670	(267,663)	3,036,902

CAPITALIZATION:
Common stockholder's equity	2,414,231	951,542	1,562,069	(2,513,611)	2,414,231
Long-term debt and other long-term obligations	-	1,597,028	242,400	(1,305,716)	533,712
	2,414,231	2,548,570	1,804,469	(3,819,327)	2,947,943

NONCURRENT LIABILITIES:
Deferred gain on sale and leaseback transaction	-	-	-	1,060,119	1,060,119
Accumulated deferred income taxes	-	-	259,147	(259,147)	-
Accumulated deferred investment tax credits	-	36,054	25,062	-	61,116
Asset retirement obligations	-	24,346	785,768	-	810,114
Retirement benefits	8,721	54,415	-	-	63,136
Property taxes	-	25,328	22,767	-	48,095
Lease market valuation liability	-	353,210	-	-	353,210
Other	19,800	21,829	-	-	41,629
	28,521	515,182	1,092,744	800,972	2,437,419
	$3,162,511	$4,452,888	$4,092,883	$(3,286,018)	$8,422,264

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2008	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)

NET CASH PROVIDED FROM OPERATING ACTIVITIES	$40,791	$350,986	$478,047	$(16,896)	$852,928

CASH FLOWS FROM FINANCING ACTIVITIES:
New financing-
Long-term debt	-	353,325	265,050	-	618,375
Equity contributions from parent	280,000	675,000	175,000	(850,000)	280,000
Short-term borrowings, net	701,119	18,571	-	(18,931)	700,759
Redemptions and repayments-
Long-term debt	(2,955)	(293,349)	(183,132)	16,896	(462,540)
Short-term borrowings, net	-	-	(18,931)	18,931	-
Common stock dividend payment	(43,000)	-	-	-	(43,000)
Other	-	(3,107)	(2,040)	-	(5,147)
Net cash provided from financing activities	935,164	750,440	235,947	(833,104)	1,088,447

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(43,244)	(1,047,917)	(744,468)	-	(1,835,629)
Proceeds from asset sales	-	23,077	-	-	23,077
Sales of investment securities held in trusts	-	-	950,688	-	950,688
Purchases of investment securities held in trusts	-	-	(987,304)	-	(987,304)
Loans repayments from (loans to) associated companies	(83,457)	(21,946)	69,012	-	(36,391)
Investment in subsidiary	(850,000)	-	-	850,000	-
Other	744	(54,601)	(1,922)	-	(55,779)
Net cash used for investing activities	(975,957)	(1,101,387)	(713,994)	850,000	(1,941,338)

Net change in cash and cash equivalents	(2)	39	-	-	37
Cash and cash equivalents at beginning of year	2	-	-	-	2
Cash and cash equivalents at end of year	$-	$39	$-	$-	$39

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2007	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)

NET CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES	$(18,017)	$55,172	$263,468	$(6,306)	$294,317

CASH FLOWS FROM FINANCING ACTIVITIES:
New financing-
Long-term debt	-	1,576,629	179,500	(1,328,919)	427,210
Equity contributions from parent	700,000	700,000	-	(700,000)	700,000
Short-term borrowings, net	300,000	-	25,278	(325,278)	-
Redemptions and repayments-
Common stock	(600,000)	-	-	-	(600,000)
Long-term debt	-	(1,048,647)	(494,070)	6,306	(1,536,411)
Short-term borrowings, net	-	(783,599)	-	325,278	(458,321)
Common stock dividend payment	(117,000)	-	-	-	(117,000)
Other	-	(3,474)	(1,725)	-	(5,199)
Net cash provided from (used for) financing activities	283,000	440,909	(291,017)	(2,022,613)	(1,589,721)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(10,603)	(502,311)	(225,795)	-	(738,709)
Proceeds from asset sales	-	12,990	-	-	12,990
Proceeds from sale and leaseback transaction	-	-	-	1,328,919	1,328,919
Sales of investment securities held in trusts	-	-	655,541	-	655,541
Purchases of investment securities held in trusts	-	-	(697,763)	-	(697,763)
Loans repayments from associated companies	441,966	-	292,896	-	734,862
Investment in subsidiary	(700,000)	-	-	700,000	-
Other	3,654	(6,760)	2,670	-	(436)
Net cash provided from (used for) investing activities	(264,983)	(496,081)	27,549	2,028,919	1,295,404

Net change in cash and cash equivalents	-	-	-	-	-
Cash and cash equivalents at beginning of year	2	-	-	-	2
Cash and cash equivalents at end of year	$2	$-	$-	$-	$2

FIRSTENERGY SOLUTIONS CORP.

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2006	FES	FGCO	NGC	Eliminations	Consolidated
	(In thousands)

NET CASH PROVIDED FROM OPERATING ACTIVITIES	$250,518	$150,510	$470,578	$(12,765)	$858,841

CASH FLOWS FROM FINANCING ACTIVITIES:
New financing-
Long-term debt	-	565,395	591,515	-	1,156,910
Short-term borrowings, net	-	46,402	-	-	46,402
Redemptions and repayments-
Long-term debt	-	(539,395)	(591,515)	-	(1,130,910)
Common stock dividend payment	(8,454)	-	(12,765)	12,765	(8,454)
Other	-	(3,738)	(3,161)	-	(6,899)
Net cash provided from (used for) financing activities	(8,454)	68,664	(15,926)	12,765	57,049

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(948)	(212,867)	(363,472)	-	(577,287)
Proceeds from asset sales	-	34,215	-	-	34,215
Sales of investment securities held in trusts	-	-	1,066,271	-	1,066,271
Purchases of investment securities held in trusts	-	-	(1,066,271)	-	(1,066,271)
Loans to associated companies	(242,597)	-	(90,433)	-	(333,030)
Other	1,481	(40,522)	(747)	-	(39,788)
Net cash used for investing activities	(242,064)	(219,174)	(454,652)	-	(915,890)

Net change in cash and cash equivalents	-	-	-	-	-
Cash and cash equivalents at beginning of year	2	-	-	-	2
Cash and cash equivalents at end of year	$2	$-	$-	$-	$2

15.	NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

SFAS 141(R) – “Business Combinations”

In December 2007, the FASB issued SFAS 141(R), which: (i) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction; (ii) establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and (iii) requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Standard includes both core principles and pertinent application guidance, eliminating the need for numerous EITF issues and other interpretative guidance. SFAS 141(R) will affect business combinations entered into by FES and the Utilities that close after January 1, 2009. In addition, the Standard also affects the accounting for changes in deferred tax valuation allowances and income tax uncertainties made after January 1, 2009, that were established as part of a business combination prior to the implementation of this Standard. Under SFAS 141(R), adjustments to the acquired entity’s deferred tax assets and uncertain tax position balances occurring outside the measurement period will be recorded as a component of income tax expense, rather than goodwill. The impact of the application of this Standard in periods after implementation will be dependent upon the nature of acquisitions at that time.

SFAS 160 - “Non-controlling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51”

In December 2007, the FASB issued SFAS 160 that establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The Statement is not expected to have a material impact on financial statements of FES or the Utilities.

SFAS 161 - “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133”

In March 2008, the FASB issued SFAS 161 that enhances the current disclosure framework for derivative instruments and hedging activities. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The FASB believes that additional required disclosure of the fair values of derivative instruments and their gains and losses in a tabular format will provide a more complete picture of the location in an entity’s financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period. Disclosing information about credit-risk-related contingent features is designed to provide information on the potential effect on an entity’s liquidity from using derivatives. This Statement also requires cross-referencing within the footnotes to help users of financial statements locate important information about derivative instruments. The Statement is effective for reporting periods beginning after November 15, 2008. FES expects this Standard to increase its disclosure requirements for derivative instruments and hedging activities.

EITF Issue No. 08-6 – “Equity Method Investment Accounting Considerations”

In November 2008, the FASB issued EITF 08-6, which clarifies how to account for certain transactions involving equity method investments. It provides guidance in determining the initial carrying value of an equity method investment, accounting for a change in an investment from equity method to cost method, assessing the impairment of underlying assets of an equity method investment, and accounting for an equity method investee’s issuance of shares. This statement is effective for transactions occurring in fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted. The impact of the application of this Standard in periods after implementation will be dependent upon the nature of future investments accounted for under the equity method.

FSP SFAS 132 (R)-1 – “Employers’ Disclosures about Postretirement Benefit Plan Assets”

In December 2008, the FASB issued Staff Position (FSP) SFAS 132(R)-1, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. Requirements of this FSP include disclosures about investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant categories of risk. This FSP is effective for fiscal years ending after December 15, 2009. FES and the Utilities expect this Staff Position to increase their disclosure requirements for postretirement benefit plan assets.

16.	SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following summarizes certain consolidated operating results by quarter for 2008 and 2007.

			Income (Loss)
			From Continuing
		Operating	Operations
		Income	Before	Income	Net
Three Months Ended	Revenues	(Loss)	Income Taxes	Taxes	Income
	(In millions)
FES
March 31, 2008	$1,099.1	$175.7	$147.8	$57.8	$90.0
March 31, 2007	1,018.2	188.7	164.9	62.4	102.5
June 30, 2008	1,071.3	142.2	115.4	47.3	68.1
June 30, 2007	1,068.7	263.8	239.1	87.7	151.4
September 30,2008	1,241.6	288.8	278.9	93.2	185.7
September 30,2007	1,170.1	272.1	248.4	93.7	154.7
December 31, 2008	1,106.4	311.6	257.5	94.9	162.6
December 31, 2007	1,068.0	194.2	181.1	60.8	120.3

OE
March 31, 2008	$652.6	$77.1	$70.8	$26.9	$43.9
March 31, 2007	625.6	65.4	71.4	17.4	54.0
June 30, 2008	609.6	76.1	70.5	21.7	48.8
June 30, 2007	596.8	70.8	73.2	27.6	45.6
September 30,2008	702.3	100.0	101.0	28.5	72.5
September 30,2007	668.8	82.0	82.3	34.1	48.2
December 31, 2008	637.3	80.8	68.0	21.5	46.5
December 31, 2007	600.3	73.1	71.6	22.2	49.4

CEI
March 31, 2008	$437.3	$110.8	$88.2	$30.3	$57.9
March 31, 2007	440.8	115.5	98.3	34.8	63.5
June 30, 2008	434.4	123.4	100.4	33.8	66.6
June 30, 2007	449.5	128.6	111.0	42.1	68.9
September 30,2008	524.1	159.9	136.4	43.0	93.4
September 30,2007	529.1	154.4	133.3	54.6	78.7
December 31, 2008	420.1	120.5	96.3	29.7	66.6
December 31, 2007	403.5	113.7	97.2	31.9	65.3

TE
March 31, 2008	$211.7	$26.1	$25.1	$8.1	$17.0
March 31, 2007	240.5	40.3	37.0	11.1	25.9
June 30, 2008	221.5	30.9	28.7	7.4	21.3
June 30, 2007	240.3	40.8	37.3	15.4	21.9
September 30,2008	251.1	45.1	43.4	12.2	31.2
September 30,2007	269.7	47.5	43.5	18.4	25.1
December 31, 2008	211.2	10.8	7.5	2.1	5.4
December 31, 2007	213.4	28.8	27.2	8.8	18.4

			Income (Loss)
			From Continuing
		Operating	Operations		Net
		Income	Before	Income	Income
Three Months Ended	Revenues	(Loss)	Income Taxes	Taxes	(Loss)
	(In millions)
Met-Ed
March 31, 2008	$400.3	$45.6	$38.9	$16.7	$22.2
March 31, 2007	370.3	57.9	55.2	23.6	31.6
June 30, 2008	392.0	37.8	32.7	12.9	19.8
June 30, 2007	361.7	38.0	34.3	14.8	19.5
September 30,2008	455.5	45.1	38.3	16.3	22.0
September 30,2007	410.6	43.8	39.4	14.7	24.7
December 31, 2008	405.2	46.1	39.0	15.0	24.0
December 31, 2007	367.9	45.3	34.9	15.2	19.7

Penelec
March 31, 2008	$395.5	$56.0	$39.7	$18.3	$21.4
March 31, 2007	355.9	65.7	56.0	24.3	31.7
June 30, 2008	351.4	44.2	30.4	12.0	18.4
June 30, 2007	331.4	44.5	33.9	14.4	19.5
September 30,2008	389.8	46.6	31.7	9.1	22.6
September 30,2007	353.4	45.8	33.4	10.4	23.0
December 31, 2008	376.9	57.7	44.0	18.2	25.8
December 31, 2007	361.3	48.4	33.6	14.9	18.7

JCP&L
March 31, 2008	$794.2	$86.9	$62.4	$28.4	$34.0
March 31, 2007	683.7	89.9	71.0	32.7	38.3
June 30, 2008	834.7	97.4	74.4	31.5	42.9
June 30, 2007	780.0	110.2	89.5	39.7	49.8
September 30,2008	1,102.6	157.7	131.7	55.8	75.9
September 30,2007	1,033.2	143.3	122.1	46.3	75.8
December 31, 2008	740.8	92.5	66.7	32.5	34.2
December 31, 2007	746.9	76.4	52.6	30.4	22.2